As filed with the United States Securities and Exchange Commission on April 27, 2023.

Registration No. 333-269674

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

FREEDOM ACQUISITION I CORP.*

(Exact name of registrant as specified in its charter)

Cayman Islands	6770	NA
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

14 Wall Street, 20th Floor

New York, NY 10005

Telephone: (212) 618-1798

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Adam Gishen

Chief Executive Officer

14 Wall Street, 20th Floor

New York, NY 10005

Telephone: (212) 618-1798

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Brandon J. Bortner David M. Hernand Paul Hastings LLP 2050 M Street NW Washington, D.C. 20036 Tel: (202) 551-1720	Matthew B. Hemington John T. McKenna Miguel Vega Rishab Kumar Cooley LLP 3175 Hanover Street Palo Alto, CA 94304 Tel: (650) 843-5000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement is declared effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

•

Prior to the Closing of the Business Combination described in the proxy statement/prospectus, FACT intends to effect the Domestication, consisting of a deregistration under the Cayman Islands Companies Act (As Revised) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which FACT’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. All securities being registered will be issued by Freedom Acquisition I Corp. (after the Domestication), the continuing entity following the Domestication, which will be renamed “Complete Solaria, Inc.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. Freedom Acquisition I Corp. may not issue the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission, of which this proxy statement/prospectus is a part, is declared effective. This proxy statement/prospectus does not constitute an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale of these securities is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS—SUBJECT TO COMPLETION

DATED APRIL 27, 2023

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING OF

FREEDOM ACQUISITION I CORP.

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR

47,629,757 SHARES OF COMMON STOCK AND

14,891,667 WARRANTS OF

FREEDOM ACQUISITION I CORP.

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF

DELAWARE, WHICH WILL BE RENAMED COMPLETE SOLARIA, INC. IN CONNECTION WITH THE DOMESTICATION DESCRIBED HEREIN)

The board of directors of Freedom Acquisition I Corp., a Cayman Islands exempted company (which will migrate to and domesticate as a Delaware corporation (the “Domestication”) at least one day prior to the closing (the “Closing”) of the Business Combination) (“FACT”), following the recommendation of a special committee of the FACT board of directors, has unanimously approved the transactions (collectively, the “Business Combination”) contemplated by that certain Business Combination Agreement, dated as of October 3, 2022, as amended by that certain First Amendment to Business Combination Agreement, dated as of December 26, 2022, as further amended by that certain Second Amendment to Business Combination Agreement, dated as of January 17, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among FACT, Jupiter Merger Sub I Corp., a Delaware corporation and wholly-owned subsidiary of FACT (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of FACT (“Second Merger Sub”), Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”), and The Solaria Corporation, a Delaware corporation and a wholly-owned indirect subsidiary of Complete Solaria (“Solaria”), copies of each of which are attached to this proxy statement/prospectus as Annex A, Annex A-1 and Annex A-2, respectively. As described in this proxy statement/prospectus, FACT’s shareholders are being asked to consider and vote upon each of the Domestication and the Business Combination, among other items. As used in this proxy statement/prospectus, “New Complete Solaria” refers to FACT after giving effect to the consummation of the Domestication and the Business Combination.

In connection with the Domestication, (i) each issued and outstanding Class A ordinary share, par value $0.0001 per share, of FACT (the “FACT Class A Ordinary Share”), and each issued and outstanding Class B ordinary share, par value $0.0001 per share, of FACT (the “FACT Class B Ordinary Share”) will be converted into one share of common stock, par value $0.0001 per share, of New Complete Solaria (the “New Complete Solaria Common Stock”); (ii) each issued and outstanding whole warrant to purchase one FACT Class A Ordinary Share at an exercise price of $11.50 per share will automatically represent the right to purchase one share of New Complete Solaria Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the warrant agreement, dated February 25, 2021, between FACT and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent (the “Warrant Agreement”); and (iii) the governing documents of FACT will be amended and restated and become the certificate of incorporation and the bylaws of New Complete Solaria, copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively. In connection with clauses (i) and (ii) of this paragraph, each issued and outstanding unit of FACT that has not been previously separated into the underlying FACT Class A Ordinary Shares and the underlying warrants of FACT prior to the Domestication will be canceled and will entitle the holder thereof to one share of New Complete Solaria Common Stock and one-fourth of one warrant representing the right to purchase one share of New Complete Solaria Common Stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the Warrant Agreement.

On the date of Closing, following the Domestication, (i) First Merger Sub will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly-owned subsidiary of FACT (the “First Merger”), (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Second Merger”), and FACT will change its name to “Complete Solaria, Inc.” and Second Merger Sub will change its name to                , and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and will retain the name Solaria (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”).

At the effective time of the First Merger, each share of Complete Solaria Common Stock and Complete Solaria Preferred Stock (together, “Complete Solaria Capital Stock”) issued and outstanding immediately prior to such time (other than (x) any shares of Complete Solaria restricted stock or shares of Complete Solaria common stock subject to options to purchase shares of Complete Solaria Common Stock (“Complete Solaria Options”) or warrants exercisable for shares of Complete Solaria Common Stock (“Complete Solaria Warrants”), (y) any shares of Complete Solaria Capital Stock held in treasury by Complete Solaria, which treasury shares will be canceled as part of the First Merger, and (z) any shares of Complete Solaria Capital Stock held by stockholders of Complete Solaria who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL) will be canceled and converted into the right to receive: a number of shares of New Complete Solaria Common Stock equal to the quotient obtained by dividing (i) the Aggregate Merger Consideration (as defined below) by (ii) the aggregate fully diluted number of shares of Complete Solaria Common Stock issued and outstanding immediately prior to the Mergers as calculated pursuant to the Business Combination Agreement (such quotient, the “Merger Consideration Per Fully Diluted Share”), plus a number of warrants of New Complete Solaria (“New Complete Solaria Warrants”) equal to a portion of the Aggregate Warrant Consideration, calculated on a pro rata basis based on the percentage interest of issued and outstanding shares of Complete Solaria Capital Stock held by the holder of such share of Complete Solaria Capital Stock.

At the effective time of the First Merger, all Complete Solaria Options and Complete Solaria Warrants outstanding as of immediately prior to such time will be converted into options of New Complete Solaria (“New Complete Solaria Options”) and New Complete Solaria Warrants, respectively. Each such New Complete Solaria Option and New Complete Solaria Warrant will relate to a number of whole shares of New Complete Solaria Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Complete Solaria Common Stock subject to the applicable Complete Solaria Option or Complete Solaria Warrant multiplied by (ii) the Merger Consideration Per Fully Diluted Share. The exercise price for each New Complete Solaria Option and New Complete Solaria Warrant will equal (i) the exercise price per share of the applicable Complete Solaria Option or New Complete Solaria Warrant divided by (ii) the Merger Consideration Per Fully Diluted Share (rounded up to the nearest full cent).

At the effective time of the First Merger, each share of Complete Solaria restricted stock issued and outstanding immediately prior to such time will be cancelled and converted into a number of shares of New Complete Solaria Common Stock equal to the Merger Consideration Per Fully Diluted Share. Each such share of New Complete Solaria Common Stock will include substantially the same terms and conditions as are in effect with respect to the applicable share of Complete Solaria restricted stock, except that the per share repurchase price of such share of New Complete Solaria Common Stock will equal the quotient obtained by dividing (i) the per share repurchase price applicable to the applicable share of Complete Solaria restricted stock by (ii) the Merger Consideration Per Fully Diluted Share, rounded up to the nearest cent.

The aggregate number of shares of New Complete Solaria Common Stock (the “Aggregate Merger Consideration”) issuable in connection with the consummation of the First Merger will equal the quotient of: the sum of (x) $450,000,000 and (y) the product of (1) $10.00 and (2) the total number of shares of New Complete Solaria Common Stock into which the New Complete Solaria convertible notes would be convertible immediately prior to (but contingent upon) the consummation of the First Merger, divided by $10.00. The aggregate number of New Complete Solaria Warrants (the “Aggregate Warrant Consideration”) will consist of 6,266,667 New Complete Solaria Warrants.

The total maximum number of shares of New Complete Solaria Common Stock expected to be issued at the closing of the Business Combination is approximately                . Holders of shares of New Complete Solaria Capital Stock will hold, in the aggregate, approximately    % of the issued and outstanding shares of New Complete Solaria Common Stock immediately following the Closing of the Business Combination,             and            and             are expected to have over    % of the combined voting power of New Complete Solaria. Accordingly, immediately following the closing of the Business Combination,             ,            and one or more of their respective permitted transferees will control New Complete Solaria.

Proposals to approve the Business Combination Agreement and the other matters discussed in this proxy statement/prospectus will be presented for approval at FACT’s extraordinary general meeting of shareholders (the “Special Meeting”) of FACT at                  a.m., Eastern Time, on                 , 2023, at the offices of Paul Hastings LLP located at 200 Park Avenue, New York, New York 10016, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

The FACT Class A Ordinary Shares and the FACT Public Warrants are currently listed on the New York Stock Exchange (the “NYSE”) under the symbols “FACT” and “FACT.WS”, respectively. FACT will apply for listing, to be effective at the time of the Closing of the Business Combination, of New Complete Solaria Common Stock and the public warrants of New Complete Solaria on the NSYE under the proposed symbols “CSLR” and “CSLR.WS”, respectively. It is a condition of the Closing of the Business Combination that FACT receive confirmation from NYSE that the shares of New Complete Solaria to be issued in connection with the Business Combination have been listed or approved for listing on NYSE, subject to official notice of issuance thereof, but there can be no assurance such listing condition will be met or that FACT will obtain such approval from either NYSE. If such listing condition is not met or if such approval is not obtained, the Business Combination will not be consummated unless the stock exchange approval condition set forth in the Business Combination Agreement is waived by the applicable parties.

The accompanying proxy statement/prospectus provides shareholders of FACT with detailed information about the Business Combination and other matters to be considered at the extraordinary general meeting of FACT. We encourage you to read the entire accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 66 of the accompanying proxy statement/prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated                 , 2023, and is first being mailed to FACT’s shareholders on or about                 , 2023.

FREEDOM ACQUISITION I CORP.

14 Wall Street, 20th Floor

New York, NY 10005

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON                 , 2023

TO THE SHAREHOLDERS OF FREEDOM ACQUISITION I CORP.:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Freedom Acquisition I Corp., a Cayman Islands exempted company (“FACT”), will be held on                 , 2023 at                  a.m., Eastern Time, at Paul Hastings LLP, 200 Park Avenue 10016 and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned (the “Special Meeting”).

You are cordially invited to attend the Special Meeting to conduct the following items of business and/or consider, and if thought fit, approve the following resolutions:

1.

Proposal No. 1—The Business Combination Proposal (conditioned on the approval of the other condition precedent proposals)—RESOLVED, as an ordinary resolution, that FACT’s entry into the Business Combination Agreement, dated as of October 3, 2022, as amended by that certain First Amendment to Business Combination Agreement, dated as of December 26, 2022, as further amended by that certain Second Amendment to Business Combination Agreement, dated as of January 17, 2023 (as may be further amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”), by and among FACT, Jupiter Merger Sub I Corp., a Delaware corporation and wholly-owned subsidiary of FACT (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of FACT (“Second Merger Sub”), Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”), and The Solaria Corporation, a Delaware corporation and a wholly-owned subsidiary of Complete Solaria (“Solaria”), copies of each of which are attached to the accompanying proxy statement/prospectus as Annex A, Annex A-1 and Annex A-2, respectively, pursuant to which, among other things, following the de-registration of FACT as an exempted company in the Cayman Islands and the transfer by way of continuation and domestication of FACT as a corporation in the State of Delaware (i) First Merger Sub will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly-owned subsidiary of FACT (the “First Merger”), (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Second Merger”) and FACT will change its name to “Complete Solaria, Inc.” and Second Merger Sub will change its name to                , and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and will retain the name Solaria (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”), and the transactions contemplated by the Business Combination Agreement and such proposal, the “Business Combination Proposal”, be approved, ratified and confirmed in all respects.

2.

Proposal No. 2—The Domestication Proposal (conditioned on the approval of the other condition precedent proposals)—RESOLVED, as a special resolution, that FACT be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, FACT be continued and domesticated as a corporation under the laws of the State of Delaware and, conditional upon, and with effect from, the registration of FACT as a corporation in the State of Delaware, the name of FACT be changed from “Freedom Acquisition I Corp.” to “Complete Solaria, Inc.”

3.

Proposal No. 3—The Governing Documents Proposal (conditioned on the approval of the other condition precedent proposals)—RESOLVED, as a special resolution, that the amended and restated memorandum and articles of association of FACT currently in effect (the “Articles of Association”) be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of each of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), including, without limitation, the authorization of the change in authorized share capital as indicated therein and the change of name to “Complete Solaria, Inc.”

4.	Proposal No. 4(A)-(G)—The Advisory Governing Documents Proposals (not conditioned on the approval and adoption of any of the condition precedent proposals)

•

Advisory Governing Documents Proposal 4A—RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the authorized share capital of FACT is increased from (i) 200,000,000 Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share, and 10,000,000 shares of New Complete Solaria Preferred Stock, par value $0.0001 per share.

•

Advisory Governing Documents Proposal 4B—RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the board of directors of New Complete Solaria (the “New Complete Solaria Board”) is authorized to issue any or all shares of New Complete Solaria Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Complete Solaria Board and as may be permitted by the Delaware General Corporation Law (the “DGCL”).

•

Advisory Governing Documents Proposal 4C—RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the exclusive forum for certain stockholder litigation and the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended (the “Securities Act”), unless New Complete Solaria consents in writing to the selection of an alternative forum.

•

Advisory Governing Documents Proposal 4D—RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that any action required or permitted to be taken by the stockholders of New Complete Solaria must be effected at a duly called annual or special meeting of stockholders of New Complete Solaria and may not be effected by any consent in writing by such stockholders.

•

Advisory Governing Documents Proposal 4E—RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that, subject to the rights of holders of preferred stock of New Complete Solaria, any director of New Complete Solaria or the entire New Complete Solaria Board may be removed from office with or without cause by the affirmative vote of the holders of a majority of the then-issued and outstanding capital stock of New Complete Solaria entitled to vote in the election of directors, voting together as a single class.

•

Advisory Governing Documents Proposal 4F—RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Certificate of Incorporation may be amended by stockholders in accordance with the voting standards set forth in the Proposed Certificate of Incorporation, and the Proposed Bylaws may be amended by stockholders in accordance with the voting standards set forth in the Proposed Certificate of Incorporation and Article XIII of the Proposed Bylaws.

•

Advisory Governing Documents Proposal 4G—RESOLVED, as an ordinary resolution, on an advisory non-binding basis, the removal of provisions in FACT’s Articles of Association related to FACT’s status as a blank check company that will no longer apply upon the Closing of the Business Combination be approved.

5.

Proposal No. 5—The Listing Proposal (conditioned on the approval of the other condition precedent proposals)—RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of shares of New Complete

Solaria Common Stock and New Complete Solaria Warrants (including the shares of New Complete Solaria Common Stock issuable upon the exercise thereof) in connection with the Business Combination, the Pre-Signing Convertible Notes, the Post-Signing Convertible Notes, and any Additional Transactions (as such terms are defined in the accompanying proxy statement/prospectus) be approved.

6.

Proposal No. 6—The Incentive Equity Plan Proposal (conditioned on the approval of the other condition precedent proposals)—RESOLVED, as an ordinary resolution, that FACT’s adoption of the Complete Solaria, Inc. 2023 Incentive Equity Plan be approved, ratified and confirmed in all respects.

7.

Proposal No. 7—The Employee Stock Purchase Plan Proposal (conditioned on the approval of the other condition precedent proposals)—RESOLVED, as an ordinary resolution, that FACT’s adoption of the Complete Solaria, Inc. 2023 Employee Stock Purchase Plan be approved, ratified and confirmed in all respects.

8.

Proposal No. 8—The Director Election Proposal (conditioned on the approval of the other condition precedent proposals)—RESOLVED, as an ordinary resolution, that the New Complete Solaria Board shall consist of no more than seven directors, named below, to initially consist of the persons named below upon the Closing of the Business Combination.

Name of Director

Tidjane Thiam

Adam Gishen

William J. Anderson

Thurman J. Rodgers

Devin Whatley

Ronald Pasek

9.

Proposal No. 9—The Adjournment Proposal (not conditioned on the approval of the other condition precedent proposals)—RESOLVED, as an ordinary resolution, that the adjournment of the Special Meeting to a later date or dates if necessary, for any other reason in connection with the Business Combination Agreement or to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient FACT Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or to approve the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Incentive Equity Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal be approved, ratified and confirmed in all respects.

Each of the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Listing Proposal, the Incentive Equity Plan Proposal, the Employee Stock Purchase Plan Proposal and the Director Election Proposal (collectively, the “Condition Precedent Proposals”) is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned on any other proposal.

The above matters are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, Annex A-1 and Annex, A-2. You are urged to read carefully and in its entirety the accompanying proxy statement/prospectus, including the Annexes thereto and accompanying financial statements of FACT, Complete Solaria and Solaria.

The record date for the Special Meeting for FACT shareholders is                 , 2023. Only FACT shareholders at the close of business on that date may vote at the Special Meeting or any postponement or adjournment thereof. FACT shareholders are entitled to one vote at the Special Meeting for each FACT ordinary share held of record as of the record date.

FACT is providing the accompanying proxy statement/prospectus and accompanying proxy card to FACT’s shareholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any postponements or adjournments of the Special Meeting. Information about the Special Meeting, the Business Combination and other related business to be considered by FACT’s shareholders at the Special Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, all of FACT’s shareholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in the section titled “Risk Factors” beginning on page 66 of the accompanying proxy statement/prospectus.

After careful consideration, the board of directors of FACT (the “FACT Board”), following the recommendation of a special committee of the FACT Board (the “FACT Special Committee”), has approved the Business Combination Agreement and the transactions contemplated thereby, including the Mergers, and unanimously recommends that shareholders vote “FOR” the adoption of the Business Combination Agreement and approval of the transactions contemplated thereby, including the Mergers, and “FOR” all other proposals presented to FACT’s shareholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the FACT Board, you should keep in mind that FACT’s directors and officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.

Pursuant to the Articles of Association, a holder of a FACT Class A Ordinary Share (such holder, a “Public Shareholder” and such shares, the “Public Shares”) may request that FACT redeem all or a portion of such FACT Class A Ordinary Shares for cash if the Business Combination is consummated. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the transfer agent in order to validly redeem its shares. Public Shareholders may elect to redeem their FACT Class A Ordinary Shares even if they vote “FOR” the Business Combination Proposal. If the Business Combination is not consummated, the FACT Class A Ordinary Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the FACT Class A Ordinary Shares that it holds and timely delivers its share certificates (if any) and any other redemption forms to the transfer agent, FACT will redeem such FACT Class A Ordinary Shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of the IPO (as such term is defined in the accompanying proxy statement/prospectus), calculated as of two business days prior to the Closing of the Business Combination. For illustrative purposes, as of                 , 2023, this would have amounted to approximately $                 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its FACT Class A Ordinary Shares for cash and will no longer own FACT Class A Ordinary Shares. See the section titled “Special Meeting—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your FACT Class A Ordinary Shares for cash. Holders must complete the procedures for electing to redeem their FACT Class A Ordinary Shares in the manner described in the accompanying proxy statement/prospectus prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days before the Special Meeting) in order for their shares to be redeemed.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its FACT Class A Ordinary Shares with respect to more than an aggregate of 15% of the outstanding FACT Class A Ordinary Shares, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the outstanding FACT Class A Ordinary Shares, then any such shares in excess of that 15% limit would not be redeemed for cash, without FACT’s prior consent.

The Business Combination Agreement is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus. There can be no assurance that the parties to the Business Combination Agreement would waive any such provision of the Business Combination Agreement.

The approval of each of the Domestication Proposal and the Governing Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The approval of each of the Business Combination Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Incentive Equity Plan Proposal, the Employee Stock Purchase Plan Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of holders of a majority of the FACT Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The Advisory Governing Documents Proposals are voted upon on a non-binding advisory basis only.

Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted “FOR” each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting but will otherwise not have any effect on whether the proposals are approved.

Your attention is directed to the accompanying proxy statement/prospectus following this notice (including the Annexes and other documents referred to herein) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. You are encouraged to read the accompanying proxy statement/prospectus carefully and in its entirety, including the Annexes and other documents referred to herein. If you have any questions or need assistance voting your ordinary shares, please contact Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (toll-free), or banks and brokers can call (203) 658-9400, or by emailing FACT.info@investor.morrowsodali.com.

Thank you for your participation. We look forward to your continued support.

By Order of the FACT Board of Directors

Tidjane Thiam
Executive Chairman

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD FACT CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING FACT CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARE CERTFICATES (IF ANY) AND ANY OTHER REDEMPTION FORMS TO THE TRANSFER AGENT.

i

EXPERTS	347
WHERE YOU CAN FIND MORE INFORMATION	348
ENFORCEABILITY OF CIVIL LIABILITY	348
INDEX TO FINANCIAL STATEMENTS	F-1

ii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 (File No. 333-269674) filed with the U.S. Securities and Exchange Commission (the “SEC”) by FACT, constitutes a prospectus of FACT under Section 5 of the U.S. Securities Act of 1933, as amended, with respect to certain securities of FACT to be issued in connection with the Business Combination described below. This document also constitutes a notice of meeting and a proxy statement of FACT under Section 14(a) of the Securities Exchange Act of 1934, as amended, for the Special Meeting of FACT to be held in connection with the Business Combination and related matters and at which FACT shareholders will be asked to consider and vote upon a proposal to approve and adopt the Business Combination Agreement and the Business Combination, among other matters. Unless noted otherwise, all FACT share and per share information in this proxy statement/prospectus reflects the Extension Amendment Redemptions. See the section titled “Information about FACT—Extension of Time to Complete a Business Combination” for more information.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to FACT shareholders nor the issuance by New Complete Solaria of its common stock or warrants in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding FACT has been provided by FACT and information contained in this proxy statement/prospectus and all such information relating to Complete Solaria has been supplied by Complete Solaria. Information provided by FACT or Complete Solaria does not constitute any representation, estimate or projection of the other.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

ADDITIONAL INFORMATION

You may request copies of this proxy statement/prospectus and any other publicly available information concerning FACT, without charge, by written request to Freedom Acquisition I Corp., 14 Wall Street, 20th Floor, New York, NY 10005, or by telephone request at (212) 618-1798; or Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (toll free), or banks and brokers can call (203) 658-9400 or by emailing FACT.info@investor.morrowsodali.com, or from the SEC through the SEC website at https://www.sec.gov.

In order for FACT’s shareholders to receive timely delivery of the documents in advance of the Special Meeting to be held on                 , 2023, you must request the information no later than                 , 2023 (five business days prior to the date of the Special Meeting).

CERTAIN DEFINED TERMS

Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our,” and “FACT” refer to Freedom Acquisition I Corp. The terms “New Complete Solaria,” “combined company” and “post-Business Combination Company” refer to Complete Solaria, Inc. and its subsidiaries following the consummation of the Domestication and the Business Combination.

In this proxy statement/prospectus, references to:

“2022 Convertible Notes” means the Pre-Signing Convertible Notes and the Post-Signing Convertible Notes issued by Complete Solaria.

“Additional Transactions” means any additional financing arrangements that Complete Solaria and FACT may mutually agree to seek in connection with the Business Combination from and after the date of the Business Combination Agreement, including (a) any FACT PIPE Investment, (b) back-stop or forward purchase transactions with beneficiaries of funds deposited in the Trust Account, and (c) incurrence or assumption of indebtedness, or the issuance or sale of any debt securities or warrants or other rights to acquire any debt securities, by FACT or any subsidiary of FACT.

“April 2022 FACT Note” means the unsecured promissory note in the amount of up to $500,000 issued on April 1, 2022, by FACT to the Sponsor.

“Articles of Association” means the amended and restated memorandum and articles of association of FACT, dated February 25, 2021.

“Assuming $70 million in Trust Account” means the redemption scenario in connection with the consummation of the Business Combination, which assumes redemption of 4,342,063 FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario. Under the terms of the Business Combination Agreement, FACT is required to use commercially reasonable efforts to obtain non-redemption agreements from public shareholders for at least 7,000,000 FACT Class A Ordinary Shares. To the extent that such non-redemption agreements are not obtained, and the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is less than $70 million, the Sponsor will forfeit up to 1,000,000 FACT Class A Ordinary Shares upon the terms and conditions set forth in the Sponsor Support Agreement. For additional information, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Non Redemption Agreements.” This scenario illustrates the maximum amount of possible redemptions assuming the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is $70 million, and has been included as a potential outcome for comparison with the Assuming Maximum Redemptions and Assuming Minimum Redemptions scenarios. Under this scenario, the pro forma cash and cash equivalents is $43.3 million, which varies from $70 million based on the cash and cash equivalents of FACT and Complete Solaria as of December 31, 2022 and other pro forma adjustments impacting cash and cash equivalents. The variance of $26.7 million includes $28.0 million from the repayment of long-term debt in CS Solis, $12.9 million from the payment of transaction related fees and $1.2 million from the payment of working capital loans due to the Sponsor, offset by $11.0 million in proceeds from the issuance of the 2022 Convertible Notes and $4.5 million of cash and cash equivalents included in the historical balance sheets of FACT and Complete Solaria. In this proxy statement/prospectus, FACT has calculated the Assuming $70 million in Trust Account scenario by determining the number of shares to be redeemed at $10.14 per share that results in $70 million remaining in the Trust Account after redemptions and prior to other pro forma accounting adjustments.

“Assuming Maximum Redemptions” means the redemption scenario in connection with the consummation of the Business Combination, which assumes redemptions of 11,243,496 FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario.

“Assuming Minimum Redemptions” means the redemption scenario in connection with the consummation of the Business Combination, which assumes no additional redemptions of the 11,243,496 currently outstanding FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario.

“Business Combination” means the transactions contemplated by the Business Combination Agreement.

“Business Combination Agreement” means the business combination agreement, dated as of October 3, 2022 by and among FACT, First Merger Sub, Second Merger Sub, Complete Solaria and Solaria, a copy of which is attached hereto as Annex A, as amended by that certain First Amendment to Business Combination Agreement, dated as of December 26, 2022, a copy of which is attached hereto as Annex A-1, as further amended by that certain Second Amendment to Business Combination Agreement, dated as of January 17, 2023, a copy of which is attached hereto as Annex A-2, as it may be further amended and supplemented from time to time.

“Cayman Islands Companies Act” means the Companies Act (As Revised) of the Cayman Islands as the same may be amended from time to time.

“Closing” means the closing of the Business Combination.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Complete Solar” means Complete Solar Holding Corporation, a Delaware corporation, prior to the consummation of the Required Transaction.

“Complete Solaria” means Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation.

“Complete Solaria Board” means the board of directors of Complete Solaria.

“Complete Solaria Capital Stock” means Complete Solaria Common Stock and Complete Solaria Preferred Stock.

“Complete Solaria Common Stock” means the common stock, par value $0.0001 per share, of Complete Solaria.

“Complete Solaria Preferred Stock” means the preferred stock, par value $0.0001 per share, of Complete Solaria.

“Complete Solaria Subscription Agreements” means the Pre-Signing Complete Solaria Subscription Agreements together with the Post-Signing Complete Solaria Subscription Agreements.

“Condition Precedent Proposals” means the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Listing Proposal, the Incentive Equity Plan Proposal, the Employee Stock Purchase Plan Proposal and the Director Election Proposal.

“Continental” means Continental Stock Transfer & Trust Company.

“December 2022 FACT Note” means the unsecured promissory note in the amount of up to $325,000 issued on December 14, 2022, by FACT to Tidjane Thiam, Adam Gishen, Abhishek Bhatia and Edward Zeng.

“DGCL” means the Delaware General Corporation Law, as amended.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Domestication” means the domestication of FACT as a corporation incorporated in the State of Delaware.

“DWAC” means The Depository Trust Company’s deposit/withdrawal at custodian system.

“EBITDA” means earnings before interest expense, taxes, depreciation and amortization.

“ESPP” means the Complete Solaria, Inc. 2023 Employee Stock Purchase Plan, a form of which is attached hereto as Annex H.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Extension Amendment Proposal” means the proposal presented at the Extension Meeting to amend the amended and restated memorandum and articles of association of FACT to extend the date by which FACT must complete its initial business combination from March 2, 2023 to June 2, 2023, and thereafter to up to three (3) times by an additional one month each time (or up to September 2, 2023) (such period, as may be extended, the “Extension Period”).

“Extension” means any extension of the date by which FACT must complete its initial business combination as contemplated by the Extension Amendment Proposal.

“Extension Articles Amendment” means the amendment to the amended and restated memorandum and articles of association of FACT, as proposed in the Extension Amendment Proposal, which was approved as a special resolution at the Extension Meeting.

“Extension Amendment Redemptions” means the redemption on March 1, 2023 by FACT shareholders of an aggregate of 23,256,504 Class A Ordinary Shares at a redemption price of $10.21 per share, for an aggregate redemption amount of approximately $237,372,952, in connection with the approval of the Extension Amendment Proposal and implementation of the Extension Articles Amendment.

“Extension Meeting” means the extraordinary general meeting of FACT shareholders held on February 28, 2023 to consider the Extension Amendment Proposal and Trust Amendment Proposal.

“FACT” means Freedom Acquisition I Corp., a Cayman Islands exempted company, prior to the consummation of the Domestication.

“FACT Board” means the board of directors of FACT.

“FACT Class A Ordinary Shares” or “Class A Ordinary Shares” means the 34,500,000 Class A ordinary shares, par value $0.0001 per share, of FACT prior to the consummation of the Domestication.

“FACT Class B Ordinary Shares” or “Class B Ordinary Shares” means the 8,625,000 Class B ordinary shares, par value $0.0001 per share, of FACT prior to the consummation of the Domestication.

“FACT Initial Shareholders” means the Sponsor, members of the Sponsor, and FACT’s officers and directors.

“FACT Ordinary Shares” means the FACT Class A Ordinary Shares and the FACT Class B Ordinary Shares.

“FACT PIPE Investment” means investments in FACT or any subsidiary of FACT (including New Complete Solaria following the Closing).

“FACT PIPE Investors” means the investors in any FACT PIPE Investment.

“FACT Private Placement Warrants” or “Private Placement Warrants” means the 6,266,667 warrants held by the Sponsor that were issued in a private placement at the time of FACT’s IPO, each of which is exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share.

“FACT Public Units” means the 34,500,000 units issued in FACT’s IPO, consisting of one Class A Ordinary Share and one-fourth of one FACT Public Warrant.

“FACT Public Warrants” or “Public Warrants” means the 8,625,000 warrants to acquire FACT Class A Ordinary Shares, issued as part of the FACT Public Units, at an initial exercise price of $11.50 per share.

“FACT Special Committee” means the special committee of the FACT Board.

“FACT Warrants” means the FACT Private Placement Warrants and the FACT Public Warrants.

“February 2023 FACT Note” means the unsecured promissory note in the amount of up to $2,100,000 issued on February 28, 2023, by FACT to the Sponsor.

“Founder Shares” means the FACT Class B Ordinary Shares purchased by the Sponsor in a private placement prior to the initial public offering, and the FACT Class A Ordinary Shares that will be issued upon the conversion thereof.

“GAAP” means U.S. generally accepted accounting principles.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Incentive Equity Plan” means the Complete Solaria, Inc. 2023 Incentive Equity Plan, a form of which is attached hereto as Annex G.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO” means FACT’s initial public offering of its units, ordinary shares and warrants pursuant to its registration statement on Form S-1 declared effective by the SEC on February 25, 2021 (SEC File No. 333-252940).

“June 2022 FACT Note” means the unsecured promissory note in the amount of up to $500,000 issued on June 6, 2022, by FACT to the Sponsor.

“New Complete Solaria” means Complete Solaria, Inc. (f/k/a Freedom Acquisition I Corp.) after the consummation of the Domestication and the Business Combination.

“New Complete Solaria Board” means the board of directors of New Complete Solaria.

“New Complete Solaria Common Stock” means the common stock, par value $0.0001 per share, of New Complete Solaria.

“New Complete Solaria Preferred Stock” means the preferred stock, par value $0.0001 per share, of New Complete Solaria.

“New Complete Solaria Private Placement Warrants” means warrants representing the right to purchase shares of New Complete Solaria Common Stock following the Domestication on the same contractual terms and conditions as the FACT Private Placement Warrants.

“New Complete Solaria Public Warrants” means the warrants representing the right to purchase shares of New Complete Solaria Common Stock following the Domestication on the same contractual terms and conditions as the FACT Public Warrants.

“New Complete Solaria Warrants” means the New Complete Solaria Private Placement Warrants and the New Complete Solaria Public Warrants.

“NYSE” means the New York Stock Exchange.

“Post-Signing Convertible Notes” means the convertible promissory notes issued by Complete Solaria pursuant to the Post-Signing Complete Solaria Subscription Agreements.

“Post-Signing Complete Solaria Subscription Agreements” means the additional subscription agreements entered into by Complete Solaria and certain investors pursuant to which such investors purchased Post-Signing Convertible Notes from Complete Solaria following the date of the Business Combination Agreement, on terms substantially similar to, or no less favorable in all material respects to Complete Solaria than the Pre-Signing Complete Solaria Subscription Agreements.

“Pre-Signing Complete Solaria Subscription Agreements” means the note subscription agreements entered into by Complete Solaria and certain investors pursuant to which such investors purchased Pre-Signing Convertible Notes from Complete Solaria prior to date of the Business Combination Agreement.

“Pre-Signing Convertible Notes” means the convertible promissory notes issued by Complete Solaria pursuant to the Pre-Signing Complete Solaria Subscription Agreements.

“Proposed Bylaws” means the proposed bylaws of New Complete Solaria, to be effective upon the Domestication, a form of which is attached to this proxy statement/prospectus as Annex C.

“Proposed Certificate of Incorporation” means the proposed certificate of incorporation of New Complete Solaria to be effective upon the Domestication, a form of which is attached to this proxy statement/prospectus as Annex B.

“Proposed Governing Documents” means the Proposed Certificate of Incorporation and the Proposed Bylaws.

“Public Shareholders” means the holders of the Public Shares.

“Public Shares” means the FACT Class A Ordinary Shares.

“Required Transaction” means the transactions contemplated by the Required Transaction Merger Agreement, including the merger of Solaria with and into a wholly-owned subsidiary of Complete Solaria, which were consummated on November 4, 2022.

“Required Transaction Merger Agreement” means that certain merger agreement by and among Complete Solaria, Complete Solaria Midco, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Solaria, Complete Solaria Merger Sub, Inc., a Delaware corporation and a wholly-owned

Subsidiary of Midco, Solaria, and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative of Complete Solaria’s stockholders.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Solaria” means The Solaria Corporation, a Delaware corporation and a wholly-owned subsidiary of Complete Solaria.

“Sponsor” means Freedom Acquisition I LLC, a Cayman Islands limited liability company.

“Transfer Agent” means Continental Stock Transfer & Trust Company.

“Trust Account” means the trust account established at the consummation of FACT’s IPO that holds the proceeds of the IPO and is maintained by Continental, acting as trustee.

“Trust Agreement” means the Investment Management Trust Agreement, dated February 25, 2021 and as amended from time to time thereafter, by and between FACT and Continental.

“Trust Amendment” means the amendment to the Trust Agreement to reflect the Extension, which was approved at the Extension Meeting.

“Trust Amendment Proposal” means the proposal to approve an amendment to the Trust Agreement to reflect the Extension.

TRADEMARKS

This proxy statement/prospectus includes references to the trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks. FACT does not intend its use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of it by, any other companies.

MARKET AND INDUSTRY INFORMATION

Information contained in this proxy statement/prospectus concerning the market and the industries in which Complete Solaria competes, including its market position, general expectations of market opportunities and market size, is based on information from various third-party sources, publicly available information, various industry publications, internal data and estimates, and assumptions made by Complete Solaria based on such sources. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Complete Solaria operates and Complete Solaria management’s understanding of industry conditions. This information and any estimates provided herein involve numerous assumptions and limitations, and you are cautioned not to give undue weight to such information. Third-party sources generally state that the information contained in such sources has been obtained from sources believed to be reliable. Although we believe that such information is reliable, there can be no assurance as to the accuracy or completeness of such information. Industry and market data could be wrong because of the method by which sources obtained their data and because information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Although we are responsible for all of the disclosure contained in this proxy statement/prospectus and we believe the third-party market position, general expectations of market opportunity and market size data included in this proxy/statement prospectus are reliable, we have not independently verified any third-party information and each publication speaks as of its original publication date (and not as of the date of this proxy statement/prospectus). In addition, we do not know all of the assumptions regarding general economic conditions or growth that were used in preparing the forecasts from the sources relied upon or cited herein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The statements contained in this proxy statement/prospectus that are not purely historical are forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding FACT’s and Complete Solaria’s expectations, hopes, beliefs, intentions or strategies regarding the future. The information included in this proxy statement/prospectus in relation to Complete Solaria has been provided by Complete Solaria and its management team, and forward-looking statements include statements relating to the expectations of Complete Solaria’s management team, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:

•	FACT’s ability to complete the Business Combination, or, if FACT does not consummate the Business Combination, any other initial business combination;

•	FACT’s ability to obtain financing to complete the Business Combination;

•	the expected benefits of the Business Combination;

•	New Complete Solaria’s expansion plans and opportunities; and

•	New Complete Solaria’s future financial and operating performance after the Business Combination.

The forward-looking statements contained in this proxy statement/prospectus are based on current expectations and beliefs of FACT’s and Complete Solaria’s management teams concerning future developments and their potential effects on the Business Combination and Complete Solaria. There can be no assurance that future developments affecting FACT and Complete Solaria will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond FACT’s and Complete Solaria’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the items in the following list, which summarizes some of the principal risks relating to the Business Combination and FACT’s and Complete Solaria’s businesses:

•	the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of FACT’s securities;

•

the risk that the proposed transaction may not be completed by FACT’s business combination deadline and the potential failure to obtain a further extension of the business combination deadline if sought by FACT;

•	the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Business Combination Agreement by the shareholders of FACT;

•	the effect of the announcement or pendency of the proposed transaction on Complete Solaria’s business relationships, operating results, and business generally;

•

risks that the proposed transaction disrupts current plans and operations of Complete Solaria or diverts management’s attention from the Complete Solaria’s ongoing business operations and potential difficulties in employee retention as a result of the announcement and consummation of the proposed transaction;

•	the outcome of any legal proceedings that may be instituted against FACT or Complete Solaria in connection with the Business Combination Agreement or the proposed transaction;

•	the ability to maintain the listing of FACT’s securities on a national securities exchange;

•

the price of FACT’s securities may be volatile due to a variety of factors, including changes in the competitive or regulatory landscape in which FACT plans to operate or Complete Solaria operates, variations in operating performance across competitors, changes in laws and regulations affecting FACT’s or Complete Solaria’s business, and changes in the combined capital structure;

•	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

•

the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•	the evolution of the markets in which Complete Solaria competes;

•	the costs related to the proposed transaction;

•	any impact of the COVID-19 pandemic on Complete Solaria’s businesses;

•	Complete Solaria’s expectations regarding their market opportunities; and

•	other risks and uncertainties discussed elsewhere in this proxy statement/prospectus, including in the section titled “Risk Factors.”

Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Before a shareholder grants its proxy or instructs how its votes should be cast or vote on the proposals set forth in this proxy statement/prospectus, it should be aware that the occurrence of the events described in the section titled “Risk Factors” and elsewhere in this proxy statement/prospectus may adversely affect FACT or Complete Solaria.

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the proposals to be submitted for a vote at the Special Meeting, including the Business Combination Proposal, you should read this entire document carefully and in its entirety, including the Annexes and accompanying financial statements. The Business Combination Agreement is the legal document that governs the Business Combination and the other transactions that will be undertaken in connection therewith. Copies of the Business Combination Agreement and its amendments are attached hereto as Annex A, Annex A-1 and Annex A-2, and they are also described in detail in this proxy statement/prospectus in the section titled “The Business Combination Proposal—The Business Combination Agreement.” This proxy statement/prospectus also includes forward-looking statements that involve risks and uncertainties. See the section titled “Cautionary Note Regarding Forward-Looking Statements.”

Parties to the Business Combination

FACT

FACT is a blank check company incorporated as a Cayman Islands exempted company on December 20, 2020 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

FACT Class A Ordinary Shares and the FACT Public Warrants are currently listed on the NYSE under the symbols “FACT” and “FACT WS,” respectively. Certain of FACT Class A Ordinary Shares and FACT Public Warrants currently trade as units consisting of one share of Class A Ordinary Share and one-fourth of one redeemable FACT Public Warrant and are listed on the NYSE under the symbol “FACT.U.” In connection with the Domestication, the units will automatically separate into their component securities and, as a result, will no longer trade as an independent security. Upon the Domestication, FACT’s name will change from “Freedom Acquisition I Corp.” to “Complete Solaria, Inc.” FACT intends to list the New Complete Solaria Common Stock and New Complete Solaria Warrants on the NYSE under the symbols “CSLR” and “CSLR.WS”, respectively, upon the Closing.

FACT’s principal executive offices are located at 14 Wall Street, 20th Floor, New York, NY 10005 and its phone number is (212) 618-1798.

Jupiter Merger Sub I Corp.

Jupiter Merger Sub I Corp. is a Delaware corporation and a direct, wholly-owned subsidiary of FACT formed on September 21, 2022. In connection with the Business Combination, Jupiter Merger Sub I Corp. will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly-owned subsidiary of FACT.

Jupiter Merger Sub II LLC

Jupiter Merger Sub II LLC is a Delaware limited liability company and a direct, wholly-owned subsidiary of FACT formed on September 21, 2022. In connection with the Business Combination, Complete Solaria will merge with and into Jupiter Merger Sub II LLC, with Jupiter Merger Sub II LLC surviving as a wholly-owned subsidiary of FACT.

Complete Solaria, Inc.

Complete Solaria, Inc., a Delaware corporation, provides industry-leading solar services such as sales enablement, project management, partner coordination and customer communication. Complete Solaria, Inc. is the result of the business combination of two of leading residential solar companies in the United States – Complete Solar Holding Corporation and The Solaria Corporation – which was consummated on November 4, 2022.

Complete Solaria’s principal executive offices are located at 3000 Executive Parkway, Suite 504, San Ramon, CA 94583 and its phone number is (510) 270-2507.

For more information about Complete Solaria, see the section titled “Business of Complete Solaria.”

The Solaria Corporation

The Solaria Corporation, a Delaware corporation, is a solar technology brand that sells premium, patent-protected performance solar panels to its customers. Following the consummation of its business combination with Complete Solar on November 4, 2022, The Solaria Corporation is now a wholly-owned subsidiary of Complete Solaria.

Solaria’s principal executive offices are located at 45700 Northport Loop E, Fremont, CA 94583 and its phone number is (510) 270-2507.

For more information about Solaria, see the section titled “Business of Complete Solaria.”

Summary of the Business Combination Agreement

Upon the terms and subject to the conditions of the Business Combination Agreement, in accordance with the DGCL, the DLLCA, and other applicable laws, (i) First Merger Sub will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly-owned subsidiary of FACT (the “First Merger”), (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Second Merger”), and FACT will change its name to “Complete Solaria, Inc.” and Second Merger Sub will change its name to                , and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and will retain the name Solaria (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects.

Organizational Structure

The following diagrams illustrate in simplified terms the current structure of FACT and Complete Solaria and the expected structure of New Complete Solaria (formerly FACT) upon the Closing.

Simplified Pre-Combination Structure

(1)	First Merger Sub will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly-owned subsidiary of FACT

(2)	Complete Solaria will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT
(3)	Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT

Simplified Post-Combination Structure

Consideration Received under the Business Combination Agreement

In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the First Merger:

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each share of Complete Solaria Common Stock and Complete Solaria preferred stock (“Complete Solaria Capital Stock”) issued and outstanding immediately prior to such time (other than (x) any shares of Complete Solaria restricted stock or shares of Complete Solaria Common Stock subject to options to purchase shares of Complete Solaria Common Stock (“Complete Solaria Options”) or warrants exercisable for shares of Complete Solaria Common Stock (“Complete Solaria Warrants”), (y) any shares of Complete Solaria Capital Stock held in treasury by Complete Solaria, which treasury shares will be canceled as part of the First Merger, and (z) any shares of Complete Solaria Capital Stock held by stockholders of Complete Solaria who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL) will be canceled and converted into the right to receive:

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a number of shares of New Complete Solaria Common Stock equal to the quotient obtained by dividing (i) the Aggregate Merger Consideration (as defined below) by (ii) the aggregate fully diluted number of shares of Complete Solaria Common Stock issued and outstanding immediately prior to the Mergers as calculated pursuant to the Business Combination Agreement (such quotient, the “Merger Consideration Per Fully Diluted Share”), plus

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a number of warrants of New Complete Solaria (“New Complete Solaria Warrants”) equal to a portion of the Aggregate Warrant Consideration, calculated on a pro rata basis based on the percentage interest of issued and outstanding shares of Complete Solaria Capital Stock held by the holder of such share of Complete Solaria Capital Stock;

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all Complete Solaria Options and Complete Solaria Warrants outstanding as of immediately prior to such time will be converted into options of New Complete Solaria (“New Complete Solaria Options”) and New Complete Solaria Warrants, respectively.

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Each such New Complete Solaria Option and New Complete Solaria Warrant will relate to a number of whole shares of New Complete Solaria Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Complete Solaria Common Stock subject to the applicable Complete Solaria Option or Complete Solaria Warrant multiplied by (ii) the Merger Consideration Per Fully Diluted Share.

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The exercise price for each New Complete Solaria Option and New Complete Solaria Warrant will equal (i) the exercise price per share of the applicable Complete Solaria Option or New Complete Solaria Warrant divided by (ii) the Merger Consideration Per Fully Diluted Share (rounded up to the nearest full cent);

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each share of Complete Solaria restricted stock issued and outstanding immediately prior to such time will be cancelled and converted into a number of shares of New Complete Solaria Common Stock equal to the Merger Consideration Per Fully Diluted Share.

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Each such share of New Complete Solaria Common Stock will include substantially the same terms and conditions as are in effect with respect to the applicable share of Complete Solaria restricted stock, except that the per share repurchase price of such share of New Complete Solaria Common Stock will equal the quotient obtained by dividing (i) the per share repurchase price applicable to the applicable share of Complete Solaria restricted stock by (ii) the Merger Consideration Per Fully Diluted Share, rounded up to the nearest cent.

The aggregate number of shares of New Complete Solaria Common Stock (the “Aggregate Merger Consideration”) issuable in connection with the consummation of the First Merger will equal the quotient of: the sum of (x) $450,000,000 and (y) the product of (1) $10.00 and (2) the total number of shares of New Complete Solaria Common Stock into which the New Complete Solaria convertible notes would be convertible immediately prior to (but contingent upon) the consummation of the First Merger, divided by $10.00. The aggregate number of New Complete Solaria Warrants (the “Aggregate Warrant Consideration”) will consist of 6,266,667 New Complete Solaria Warrants.

Conditions to Completion of the Business Combination Agreement

The obligation of the parties to consummate the Business Combination is subject to the satisfaction or waiver of certain closing conditions, including:

•	approval of the Business Combination and related matters by the respective shareholders of FACT and Complete Solaria;

•	expiration or termination of the waiting period under the HSR Act (which expired at 11:59 p.m., Eastern Time on April 6, 2023);

•	the absence of any law or injunctions prohibiting the consummation of the Mergers;

•	FACT having at least $5,000,001 of net tangible assets upon the Closing;

•	the size and composition of the New Complete Solaria Board conforming to the requirements set forth in the Business Combination Agreement;

•	receipt of approval for listing by NYSE of the shares of New Complete Solaria Common Stock to be issued in the Business Combination;

•	effectiveness of this registration statement; and

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the receipt by the FACT Board or FACT Special Committee of a fairness opinion from a reputable financial advisory or valuation firm with respect to the Business Combination (which was received on October 31, 2022 as further described in the section titled “Proposal No. 1—The Business Combination Proposal—Summary of Financial Analysis of Duff & Phelps”).

Other conditions to FACT’s obligation to consummate the Business Combination include (i) the consummation of the Required Transaction (which was consummated on November 4, 2022) and (ii) the receipt by Complete Solaria of certain consents.

Other conditions to Complete Solaria’s obligation to consummate the Business Combination include the completion of the Domestication.

Each party’s obligation to consummate the Business Combination is also conditioned upon the accuracy of the other party’s representations and warranties, subject to customary materiality and material adverse effect qualifiers, and the performance in all material respects by the other party of its covenants in the Business Combination Agreement to be performed as of or prior to the Closing.

Effect of the Domestication on Existing FACT Equity in the Business Combination

The Domestication will result in, among other things, the following, each of which will occur prior to the effective time on the Closing Date:

•	each issued and outstanding FACT Class A Ordinary Share will be converted, on a one-for-one basis, into one share of New Complete Solaria Common Stock;

•	each issued and outstanding FACT Class B Ordinary Share will be converted, on a one-for-one basis, into one share of New Complete Solaria Common Stock;

•

each issued and outstanding FACT Public Warrant and FACT Private Placement Warrant exercisable for one FACT Class A Ordinary Share will be converted, on a one-for-one basis, into one warrant exercisable for one share of New Complete Solaria Common Stock; and

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the governing documents of FACT will be replaced by the Proposed Certificate of Incorporation and the Proposed Bylaws as described in this proxy statement/prospectus and FACT’s name will change to “ Complete Solaria, Inc.”

Related Agreements

Complete Solaria Convertible Note Financing

In connection with the execution of the Business Combination Agreement, Complete Solaria entered into the Pre-Signing Complete Solaria Subscription Agreements with certain investors. For more information, see the section titled “Proposal No. 1—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Complete Solaria Convertible Note Financing.”

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, FACT entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) with the Sponsor, the parties thereto, including the FACT Initial Shareholders (together, the “Sponsor Signatories”), and Complete Solaria, pursuant to which the Sponsor Signatories have agreed to, among other things:

•	vote in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement;

•	not redeem their FACT Ordinary Shares;

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from and after the Closing, vote all of their shares of common stock of New Complete Solaria in favor of the First Sponsor Designee for election to the board of directors of New Complete Solaria at each of the first three annual meetings of the stockholders of New Complete Solaria; and

•	be bound by certain other agreements and covenants related to the Business Combination, including vesting and forfeiture restrictions with respect to certain shares held by the Sponsor.

The Sponsor Support Agreement was entered into as an inducement for FACT and Complete Solaria to enter into the Business Combination Agreement, and consideration was not provided to the Sponsor Signatories in exchange for entering into the Sponsor Support Agreement.

Complete Solaria Stockholder Support Agreement

In connection with the execution of the Business Combination Agreement, FACT entered into a Company Stockholders Support Agreement (the “Complete Solaria Stockholder Support Agreement”) with Complete Solaria and certain stockholders of Complete Solaria (the “Complete Solaria Stockholders”). Under the Complete Solaria Stockholder Support Agreement, each Complete Solaria Stockholder has agreed to, among other things:

•	execute and deliver a written consent adopting the Business Combination Agreement and related transactions and approving the Business Combination;

•

from and after the Closing, vote all of its shares of New Complete Solaria Common Stock in favor of the First Sponsor Designee for election to the board of directors of New Complete Solaria at each of the first three annual meetings of the stockholders of New Complete Solaria; and

•	be bound by certain other agreements and covenants related to the Business Combination.

Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, New Complete Solaria, the Sponsor, certain equityholders of Complete Solaria and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which New Complete Solaria will grant customary registration rights to the other parties thereto, including to register for resale, pursuant to Rule 415 under the Securities Act, certain securities of New Complete Solaria held by the other parties thereto.

Lock-Up Agreement

The Business Combination Agreement contemplates that, at the Closing, New Complete Solaria, the Sponsor, the Sponsor Key Holders (as defined in the Lock-Up Agreement) and Complete Solaria Key Holders (as defined in the Lock-Up Agreement), will enter into a Lock-Up Agreement (the “Lock-Up Agreement”).

The Lock-Up Agreement contains certain restrictions on transfer with respect to securities of New Complete Solaria to be held by the Sponsor, Sponsor Key Holders and Complete Solaria Key Holders immediately following the Closing (including shares of New Complete Solaria Common Stock and any such shares issuable upon the exercise, conversion or settlement of derivative securities and promissory notes). Such restrictions begin at the Closing and end on the earlier of (x) the twelve month anniversary of the Closing and (y) the date on which the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty consecutive trading day period beginning after the date that is 180 calendar days after the Closing and ending 365 calendar days following the Closing.

Proposals to be Submitted at the Special Meeting

The following is a summary of the proposals to be presented to shareholders at the Special Meeting of FACT and certain transactions contemplated by the Business Combination Agreement. The transactions contemplated by the Business Combination Agreement will be consummated only if the Condition Precedent Proposals are approved at the Special Meeting. Each of the Condition Precedent Proposals is conditioned on the approval and adoption of each of the other Condition Precedent Proposals. The Advisory Governing Documents Proposals will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in this proxy statement/prospectus.

Business Combination Proposal

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by ordinary resolution and adopt the Business Combination Agreement, dated as of October 3, 2022, by and among FACT, First Merger Sub, Second Merger Sub, Complete Solaria, and Solaria, as amended by that certain First Amendment to Business Combination Agreement, dated as of December 26, 2022, as further amended by that certain Second Amendment to Business Combination Agreement, dated as of January 17, 2023, copies of each of which are attached to this proxy statement/prospectus as Annex A, Annex A-1 and Annex A-2, respectively, pursuant to which, among other things, following the de-registration of FACT as an exempted company in the Cayman Islands and the transfer by way of continuation and domestication of FACT as a corporation in the State of Delaware, the Mergers will be consummated (the “Business Combination Proposal”).

For additional information, see the section titled “Proposal No. 1—Business Combination Proposal.”

The Domestication Proposal

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by special resolution the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the Closing of the Business Combination. The Domestication Proposal, if approved by FACT’s shareholders, will authorize a change of FACT’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while FACT is currently governed by the Cayman Islands Companies Act, upon the Domestication, New Complete Solaria will be governed by the DGCL. There are differences between Cayman Islands corporate law and Delaware corporate law, as well as between the Cayman Constitutional Documents and the Proposed Certificate of Incorporation and Proposed Bylaws. Accordingly, FACT encourages shareholders to carefully review the information in the section titled “Comparison of Corporate Governance and Shareholder Rights.”

As a result of and upon the effective time of the Domestication, (i) each of the then issued and outstanding FACT Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of New Complete Solaria Common Stock and (ii) each of the then issued and outstanding FACT Class B Ordinary Shares will convert automatically, on a one-for-one basis, into a share of New Complete Solaria Common Stock (the “Domestication Proposal”).

For additional information, see the section titled “Proposal No. 2—Domestication Proposal.”

The Governing Documents Proposal

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by special resolution a proposal to approve the Proposed Certificate of Incorporation. The Proposed Certificate of Incorporation will also change the corporate name of “Freedom Acquisition I Corp.” to “Complete Solaria, Inc.” (the “Governing Documents Proposal”). Under the Business Combination Agreement, the approval of the Governing Documents Proposal is also a condition to the Closing of the Business Combination. The following is a summary of the key changes effected by the Proposed Certificate of Incorporation relative to the Articles of

Association. This summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, a copy of which is included as Annex B:

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increase the total number of authorized shares of all classes of capital stock to 1,010,000,000 shares, consisting of (i) 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to the Articles of Association authorizing FACT to issue 221,000,000 capital shares, consisting of (i) 200,000,000 FACT Class A Ordinary Shares, par value $0.0001 per share, and 20,000,000 FACT Class B Ordinary Shares, par value $0.0001 per share, and (ii) 1,000,000 preference shares, par value $0.0001 per share;

•	amend the terms of the shares, in particular to provide that each share of New Complete Solaria Common Stock has one vote;

•	amend the terms for the authorizations of shares of New Complete Solaria;

•	adopt Delaware as the exclusive forum for certain stockholder litigation; and

•	eliminate certain provisions specific to FACT’s status as a blank check company.

For additional information, see the section titled “Proposal No. 3—The Governing Documents Proposal.”

The Advisory Governing Documents Proposals

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by ordinary resolution, on a non-binding advisory basis, certain governance provisions in the Proposed Certificate of Incorporation and Proposed Bylaws, which are separately being presented in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions (the “Advisory Governing Documents Proposal”). This separate vote is not otherwise required by Cayman Islands law separate and apart from the Governing Documents Proposal, but pursuant to SEC guidance, FACT is required to submit these provisions to our shareholders separately for approval. The shareholder vote regarding these proposals are advisory votes, and are not binding on FACT or FACT’s Board (separate and apart from the approval of the Governing Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governing Documents Proposals (separate and apart from approval of the Governing Documents Proposal).

The following list sets forth a summary of the governance provisions applicable to the Advisory Governing Documents Proposals:

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Proposal No. 4(A): A proposal to increase authorized share capital of FACT from (i) 200,000,000 Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 Class B Ordinary Shares, par value $0.0001 per share and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share, and 10,000,000 shares of New Complete Solaria Preferred Stock, par value $0.0001 per share.

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Proposal No. 4(B): A proposal to authorize the New Complete Solaria Board to issue any or all shares of New Complete Solaria Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Complete Solaria Board and as may be permitted by the DGCL.

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Proposal No. 4(C): A proposal to adopt Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States of America as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless New Complete Solaria consents in writing to the selection of an alternative forum.

•	Proposal No. 4(D): A proposal to require that any action required or permitted to be taken by the stockholders of New Complete Solaria must be effected at a duly called annual or special meeting of stockholders of New Complete Solaria and may not be effected by any consent in writing by such stockholders.

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Proposal No. 4(E): A proposal to require that, subject to the rights of holders of preferred stock of New Complete Solaria, any director or the entire New Complete Solaria Board may be removed from office with or without cause by the affirmative vote of the holders of a majority of the then-issued and outstanding capital stock of New Complete Solaria entitled to vote in the election of directors, voting together as a single class.

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Proposal No. 4(F): A proposal to approve the amendment provisions in the Proposed Certificate of Incorporation and Proposed Bylaws, which set forth the voting standards by which stockholders of New Complete Solaria may approve certain amendments to the Proposed Certificate of Incorporation and Proposed Bylaws, respectively.

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Proposal No. 4(G): A proposal to remove provisions in FACT’s Articles of Association related to FACT’s status as a blank check company that will no longer apply upon the Closing of the Business Combination.

For additional information, see “Proposal No. 4(A)-(G) —The Advisory Governing Documents Proposal.”

The Listing Proposal

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by ordinary resolution for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03 (the “Listing Proposal”).

For additional information, see “Proposal No. 5—The Listing Proposal.”

The Incentive Equity Plan Proposal

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by ordinary resolution the Incentive Equity Plan and the material terms thereunder (the “Incentive Equity Plan Proposal”).

For additional information, see “Proposal No. 6—The Incentive Equity Proposal.”

The Employee Stock Purchase Plan Proposal

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by ordinary resolution the ESPP and the material terms thereunder (the “Employee Stock Purchase Plan Proposal”).

For additional information, see “Proposal No. 7—The Employee Stock Purchase Plan Proposal.”

The Director Election Proposal

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by ordinary resolution, the members of the board of directors of New Complete Solaria to be in effect immediately following the Closing (the “Director Election Proposal”).

For additional information, see “Proposal No. 8—The Director Election Proposal.”

The Adjournment Proposal

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve by ordinary resolution the adjournment of the Special Meeting, if necessary (the “Adjournment Proposal”). The

Adjournment Proposal asks shareholders to approve the adjournment of the Special Meeting to a later date or dates if necessary for any other reason in connection with the Business Combination Agreement or to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient FACT Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or to approve any of the Proposals presented to shareholders.

For additional information, see “Proposal No. 9—The Adjournment Proposal.”

The Special Meeting

Date, Time and Place of the Special Meeting

The Special Meeting of FACT will be held on                 , 2023 at                a.m., Eastern Time, at the offices of Paul Hastings LLP, 200 Park Avenue, New York, NY 10016 and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

Registering for the Special Meeting

Pre-registration at                 is recommended but is not required in order to attend.

Any shareholder wishing to attend the Special Meeting should register for the meeting by                 , 2023. To register for the Special Meeting, please follow these instructions as applicable to the nature of your ownership of our ordinary shares:

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If your shares are registered in your name with Continental Stock Transfer & Trust Company and you wish to attend the online-only Special Meeting, go to                 , enter the 12-digit control number included on your proxy card or notice of the meeting and click on the “Click here to preregister for the online meeting” link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to attend.

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Beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) who wish to attend the Special Meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and e-mail a copy (a legible photograph is sufficient) of their legal proxy to                . Beneficial shareholders who e-mail a valid legal proxy will be issued a 12-digit meeting control number that will allow them to register to attend and participate in the Special Meeting. After contacting Continental Stock Transfer & Trust Company, a beneficial holder will receive an e-mail prior to the meeting with a link and instructions for entering the Special Meeting. Beneficial shareholders should contact Continental Stock Transfer & Trust Company at least five business days prior to the meeting date in order to ensure access.

Voting Power; Record Date

Shareholders will be entitled to vote or direct votes to be cast at the Special Meeting if they owned ordinary shares at the close of business on                , 2023, which is the Record Date for the Special Meeting.

Shareholders will have one vote for each FACT Ordinary Share owned at the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. FACT Warrants do not have voting rights. On the Record Date, there were                            FACT Ordinary Shares outstanding, of which    were Public Shares, with the rest being held by the Sponsor and our independent directors.

Quorum and Vote of FACT Shareholders

A quorum of our shareholders is necessary to hold a valid meeting. The presence, in person (which would include presence at the Special Meeting) or by proxy, of shareholders holding a majority of the issued and outstanding FACT Ordinary Shares entitled to vote at the Special Meeting constitutes a quorum at the Special Meeting. In the absence of a quorum, the Special Meeting shall be adjourned in accordance with the Articles of Association. As of the Record Date for the Special Meeting,                              FACT Ordinary Shares would be required to achieve a quorum.

The proposals presented at the Special Meeting require the following votes:

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Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares, who being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Governing Documents Proposal: The approval of the Governing Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Advisory Governing Documents Proposal: The approval of each of the Advisory Governing Documents Proposals, on a non-binding advisory basis, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Listing Proposal: The approval of the Listing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Pursuant to the Sponsor Support Letter Agreement, the FACT Initial Shareholders have agreed to vote their FACT Class B Ordinary Shares in favor of the Director Election Proposal and the election of the director nominees is therefore assured.

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Incentive Equity Plan Proposal: The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

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Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Redemption Rights

Pursuant to the Articles of Association, a Public Shareholder may request of FACT that New Complete Solaria redeem all or a portion of its Public Shares for cash if the Business Combination is consummated. As a holder of Public Shares, you will be entitled to receive cash for any Public Shares to be redeemed only if you:

•	hold Public Shares;

•

(i) submit a written request to Continental Stock Transfer & Trust Company (“Continental”), FACT’s transfer agent, that New Complete Solaria redeem all or a portion of your Public Shares for cash; (ii) identify yourself as the beneficial holder of the Public Shares and provide your legal name, phone number and address; and

•	deliver your share certificates (if any) and any other redemption forms to Continental, FACT’s transfer agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders must complete the procedures for electing to redeem their Public Shares in the manner described above prior to 5:00 p.m., Eastern Time, on                 , 2023 (two business days before the Special Meeting) in order for their shares to be redeemed.

Public Shareholders may elect to redeem all or a portion of the Public Shares held by them regardless of if or how they vote in respect of the Business Combination Proposal.

If the Business Combination is not consummated, the Public Shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a Public Shareholder properly exercises its right to redeem all or a portion of the Public Shares that it holds and timely delivers its share certificates (if any) and any other redemption forms to Continental, FACT’s transfer agent, New Complete Solaria will redeem such Public Shares for a per-share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the Closing of the Business Combination. For illustrative purposes, as of                 , 2023, this would have amounted to approximately $10.00 per issued and outstanding Public Share. If a Public Shareholder exercises its redemption rights in full, then it will be electing to exchange its Public Shares for cash and will no longer own Public Shares. The redemption takes place following the Domestication and, accordingly, it is shares of New Complete Solaria Common Stock that will be redeemed immediately after Closing of the Business Combination. See “Extraordinary General Meeting of FACT—Redemption Rights” in this proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the Public Shares. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Public Shares, then any such shares in excess of that 15% limit would not be redeemed for cash. Such Public Shareholder, alone or acting in concert or as a group, will not be restricted in their ability to vote for or against the Business Combination with respect to all of its shares.

The Sponsor and each director of FACT have agreed to vote in favor of the Business Combination, regardless of how our Public Shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their shares in accordance with the majority of the votes cast by the Public Shareholders in connection with an initial business combination, the Sponsor and each director of FACT have agreed to, among other things, vote in favor of the Business Combination Agreement and the transactions contemplated thereby, in each case, subject to the terms and conditions contemplated by the Sponsor Support Agreement. As of the date of this proxy statement/prospectus, the FACT Initial Shareholders own approximately 43.2% of the issued and outstanding FACT Ordinary Shares.

Appraisal Rights

FACT Shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation

Proxies may be solicited by mail, telephone or in person. FACT has engaged Morrow Sodali LLC to assist in the solicitation of proxies.

If a shareholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the Special Meeting. A shareholder also may change its vote by submitting a later-dated proxy as described in the section titled “Special Meeting—Revoking Your Proxy.”

Recommendation of the FACT Special Committee and the FACT Board

At a special meeting held on October 2, 2022, the FACT Special Committee (i) determined that it is in FACT’s commercial interests that FACT should approve the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby, (ii) approved and recommended that the FACT Board approve and declare advisable, the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby and (iii) recommended that the shareholders of FACT approve and adopt the Business Combination. Following the special meeting of the FACT Special Committee, and upon the recommendation of the FACT Special Committee, the FACT Board, by action taken by unanimous written, declared advisable and approved the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby.

The FACT Board unanimously recommends that its shareholders vote:

•	“FOR” the approval of the Business Combination Proposal;

•	“FOR” the approval of the Domestication Proposal;

•	“FOR” the approval of the Governing Documents Proposal;

•	“FOR” the approval, on a non-binding advisory basis, of the Advisory Governing Documents Proposals;

•	“FOR” the approval of the Listing Proposal;

•	“FOR” the approval of the Incentive Equity Plan Proposal;

•	“FOR” the approval of the Employee Stock Purchase Plan Proposal;

•	“FOR” the approval of the election of each director nominee pursuant to the Director Election Proposal; and

•	“FOR” the approval of the Adjournment Proposal.

For more information about the FACT Board’s recommendation and the proposals, see the sections titled “Special Meeting—Recommendation of the FACT Board with Respect to the Proposals.”

Opinion of Financial Advisor to the FACT Board

On October 2, 2022, FACT retained Duff & Phelps to serve as an independent financial advisor to the FACT Board, specifically to provide to the FACT Board a fairness opinion in connection with the Business Combination.

On October 31, 2022, Duff & Phelps delivered its written opinion (the “Opinion”), to the FACT Board (solely in their capacity as members of the FACT board) that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the consideration to be paid by FACT (in the form of New Complete Solaria Common Stock, the “Consideration”) to the holders of capital stock of Complete Solar, in the aggregate, in connection with the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to FACT.

The full text of the Opinion is attached to this proxy statement/prospectus as Annex J and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. FACT’s shareholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Duff & Phelps in connection with the Opinion, as well as other qualifications contained in the Opinion. However, neither the Opinion nor the summary of the Opinion and the related analyses set forth in this proxy statement/prospectus are intended to be, and do not constitute, advice or a recommendation to the FACT Board, any security holder of FACT or any other person as to how to act or vote with respect to any matter relating to the Business Combination.

Interests of FACT’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the FACT Special Committee and the FACT Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and FACT’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of FACT shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

If the Business Combination with Complete Solaria or another business combination is not consummated by September 2, 2023, FACT will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, liquidating and dissolving. In such event, the 8,577,500 Founder Shares held by the Sponsor and FACT’s independent directors, which were acquired for a purchase price of approximately $0.003 per share prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $         million based upon the closing price of $            per share on NYSE on                , 2023, the FACT Record Date.

•

The Sponsor, which is affiliated with certain directors and officers of FACT, purchased an aggregate of 6,266,667 private warrants from FACT for an aggregate purchase price of $9.4 million (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the IPO. All of the proceeds FACT received from these purchases were placed in the trust account. Such warrants had an aggregate market value of approximately $            million based upon the closing price of $            per unit on NYSE on                , 2023, the FACT Record Date. The private warrants will become worthless if FACT does not consummate a business combination by September 2, 2023.

•

The Sponsor and FACT’s officers, directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FACT’s behalf, such as identifying and investigating possible business targets and business combinations. However, if FACT fails to consummate a business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, FACT may not be able to reimburse these expenses if the Business Combination with Complete Solaria or another business combination is not completed by September 2, 2023. As of                , 2023, the FACT Record Date, the Sponsor and FACT’s officers, directors and their affiliates had incurred less than $                of unpaid reimbursable expenses.

•

The Sponsor and FACT’s directors and officers (or their affiliates) may make loans from time to time to FACT to fund certain capital requirements. To date, these consist of the April 2022 FACT Note (in an amount of up to $500,000), the June 2022 FACT Note (in an amount of up to $500,000), the December 2022 FACT Note (in an amount of up to $325,000) and the February 2023 FACT Note (in an amount of up to $2,100,000). If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to FACT outside of the Trust Account.

•

The Business Combination Agreement provides for the continued indemnification of, including, the current and former directors, officers and affiliates of FACT and the Sponsor, and the continuation of directors and officers liability insurance covering FACT’s current directors and officers.

•

The Sponsor and FACT’s directors and officers have agreed not to redeem any FACT Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination and are obligated to vote in favor of the Business Combination.

•

The Sponsor and FACT’s directors and officers have irrevocably waived the anti-dilution adjustments set forth in FACT’s organizational documents, or any other anti-dilution or similar adjustment rights to which they may otherwise be entitled related to or arising from the Business Combination.

•

FACT Initial Shareholders, including the Sponsor (and officers of FACT, directors of FACT, and members of the Sponsor), can earn a positive rate of return on their investment, even if other FACT shareholders experience a negative rate of return in New Complete Solaria.

•

China Bridge Capital, a financial advisor to FACT and affiliate of Edward Zeng, a director of FACT, will be entitled to a customary cash fee, which amount shall be mutually agreed upon, at the Closing of the Business Combination.

•

(i) Tidjane Thiam, Executive Chairman of FACT, (ii) Adam Gishen, Chief Executive Officer of FACT, and (iii) NextG, an affiliate of Edward Zeng, a director of FACT, have purchased 2022 Convertible Notes from Complete Solaria for an aggregate purchase price of $3.5 million. The 2022 Convertible Notes will convert into Complete Solaria Common Stock immediately prior to the Closing of the Business Combination.

•

The fact that Tidjane Thiam and Adam Gishen are each expected to be directors of New Complete Solaria after the Closing of the Business Combination. As such, in the future each of the aforementioned will receive any cash fees, stock options, stock awards or other remuneration that New Complete Solaria’s board of directors determines to pay them and any applicable compensation as described under the section titled “Executive and Director Compensation.”

At any time prior to the Special Meeting, during a period when they are not then aware of any material non-public information regarding FACT or our securities, the FACT Initial Shareholders, Complete Solaria and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the proposals presented to shareholders for approval at the Special Meeting are approved or that FACT has in excess of the required dollar to consummate the Business Combination. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by FACT Initial Shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on FACT Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. FACT will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be voted on at the Special Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of our directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of FACT and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections titled “Risk Factors” and “Beneficial Ownership of Securities” for more information and other risks.

Sources and Uses of Funds

The following table summarizes the sources and uses for funding the transactions contemplated by the Business Combination Agreement, assuming (i) none of the FACT Class A Ordinary Shares held by the Public Shareholders are redeemed in connection with the Business Combination, (ii) all of the outstanding FACT Class A Ordinary Shares held by the Public Shareholders are redeemed in connection with the Business Combination and (iii) 4,342,063 shares of FACT Class A Ordinary Shares are redeemed in connection with the Business Combination. See the definitions of Assuming Minimum Redemptions, Assuming Maximum Redemptions and Assuming $70M in Trust Account in the section titled “Certain Defined Terms” for additional information. Where actual amounts are not known or knowable, the figures below represent FACT’s good faith estimate of such amounts assuming a Closing of                , 2023. For more information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

(in thousands)	Assuming Minimum Redemptions(1)	Assuming Maximum Redemptions(1)	Assuming $70M in Trust Account(1)
Sources of Funds
Remaining cash and investments held in Trust Account after 23,256,504 Class A Ordinary Shares were redeemed as part of Extension Amendment Redemptions	$114,041	$114,041	$114,041
2022 Convertible Notes issued in February 2023	11,000	11,000	11,000

Total sources	$125,041	$125,041	$125,041

Uses
Cash to balance sheet	$112,162	$(1,879)	$68,121
Transaction Fees and Expenses	12,879	12,879	12,879
FACT Public Shareholder Redemptions	—	114,041	44,041

Total Uses	$125,041	$125,041	$125,041

(1)	After giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment.

Certain Material U.S. Federal Income Tax Considerations

For a discussion summarizing the U.S. federal income tax considerations of the Domestication and the exercise of redemption rights, please see the section titled “Certain Material U.S. Federal Income Tax Considerations” included elsewhere in this proxy statement/prospectus.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On March 7, 2023, FACT and Complete Solaria filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC and, if available, will request early termination. The 30-day waiting period expired at 11:59 p.m., Eastern Time on April 6, 2023.

At any time before or after Closing of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the Closing of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. FACT cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, FACT cannot assure you as to its result.

Neither FACT nor Complete Solaria is aware of any material regulatory approvals or actions required by regulatory authorities for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions is required, such approvals or actions will be sought. There can be no assurance, however, that any approvals or actions, including any such additional approvals or actions will be obtained.

The Sponsor, Freedom Acquisition I LLC, is a Cayman Islands limited liability company that holds approximately 98.6% of FACT’s Class B Ordinary Shares (approximately 42.8% of FACT’s Ordinary Shares) as of March 1, 2023. Pursuant to the Business Combination Agreement, two of the members of the Sponsor’s board of managers (Adam Gishen and Tidjane Thiam)—or, in either case, another director designated by the Sponsor, subject to the prior approval of Complete Solaria (with such approval not to be unreasonably withheld, conditioned or delayed)—will be appointed to the New Complete Solaria Board upon the Closing of the Business Combination.

FACT and Complete Solaria do not believe that the completion of the Business Combination would be subject to mandatory review by the Committee on Foreign Investment in the United States (“CFIUS”). FACT and Complete Solaria do not believe that the Business Combination would trigger a CFIUS filing requirement under 31 C.F.R. § 800.401, as they believe that neither Complete Solar nor Solaria are “TID U.S. businesses” within the meaning of 31 C.F.R. § 800.248. However, CFIUS could regard the Business Combination and our Sponsor’s acquisition of board designation rights as a “covered control transaction” subject to its jurisdiction under 31 C.F.R. § 800.210. Specifically, CFIUS could determine that our Sponsor is a “foreign person” for CFIUS purposes due to certain non-U.S. persons’ indirect interests in our Sponsor, and could regard our Sponsor’s acquisition of interests in the post-combination company and ability to designate two members of the post-combination company’s board as a result of the Business Combination as conferring to our Sponsor “control,” as defined at 31 C.F.R. § 800.208, of the post-combination company.

If CFIUS were to take the view that the Business Combination or our Sponsor’s acquisition of board appointment rights constituted a “covered control transaction” subject to its jurisdiction and also identify a national security risk associated with the Business Combination, CFIUS could ask the parties to provide information regarding the Business Combination or potentially ask the parties to submit a filing for CFIUS review. If CFIUS were to initiate a review, the time required to complete a CFIUS review and implement any remedy or conditions imposed by CFIUS could prevent FACT and Complete Solaria from consummating the Business Combination and require FACT to liquidate. If CFIUS were to request FACT and Complete Solaria to file a joint notice in connection with the proposed Business Combination, CFIUS would have up to 120 calendar days to review and reach a decision with respect to the Business Combination. If CFIUS were to initiate a review of the proposed Business Combination and not complete its review before September 2, 2023 (or any other date by which FACT must consummate a business combination), FACT could be forced to liquidate to the extent FACT is unable to extend the deadline for consummating the Business Combination. In that case, investors would be entitled to redemption of 100% of the public shares, at a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest not previously released to FACT to pay its income taxes (less up to $100,000 of such net interest to pay dissolution expenses), by (B) the total number of then-issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any). Moreover, FACT’s warrants would expire worthless and FACT’s security holders would lose the investment opportunity associated with an investment in the post-combination company, including potential price appreciation of their securities.

Summary Risk Factors

In evaluating the Business Combination and the proposals to be considered and voted on at the Special Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” of this proxy statement/prospectus. Some of these risks are summarized below.

•	The risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect the price of FACT’s securities;

•	The risk that the proposed transaction may not be completed by FACT’s business combination deadline;

•	The failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the Business Combination Agreement by the shareholders of FACT;

•	The effect of the announcement or pendency of the proposed transaction on Complete Solaria’s business relationships, operating results, and business generally;

•

Risks that the proposed transaction disrupts current plans and operations of Complete Solaria or diverts management’s attention from Complete Solaria’s ongoing business operations and potential difficulties in company employee retention as a result of the announcement and consummation of the proposed transaction;

•	The outcome of any legal proceedings that may be instituted against FACT or Complete Solaria in connection with the Business Combination Agreement or the proposed transaction;

•	The ability to maintain the listing of FACT’s securities on a national securities exchange;

•

The price of FACT’s securities may be volatile due to a variety of factors, including changes in the competitive or regulatory landscape in which FACT plans to operate or Complete Solaria operates, variations in operating performance across competitors, changes in laws and regulations affecting FACT’s or Complete Solaria’s business, and changes in the combined capital structure;

•	The ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

•

The ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees;

•	The costs related to the proposed transaction;

•

Complete Solaria’s business currently depends in part on the availability of rebates, tax credits and other financial incentives, and the expiration, elimination or reduction of these rebates, credits or incentives or the ability to monetize them could adversely impact the business;

•

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for the products and services of Complete Solaria;

•

Complete Solaria relies on net metering and related policies to offer competitive pricing to customers in many of its current markets and changes to net metering policies may significantly reduce demand for electricity from residential solar energy systems;

•

Complete Solaria utilizes a limited number of suppliers of solar panels and other system components to adequately meet anticipated demand for its solar service offerings, and any shortage, delay or component price change from these suppliers or delays and price increases associated with the product transport logistics could result in sales and installation delays, cancellations and loss of market share;

•	Complete Solaria utilizes third-party sales and installation partners whose lack of execution could result in sales and installation delays, cancellations, and loss of market share;

•

Complete Solaria may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund operations and make adequate capital investments as planned due to the general economic environment and any market pressure that would drive down the average selling prices of solar power products, among other factors;

•

If Complete Solaria fails to manage operations and growth effectively, it may be unable to execute its business plan, maintain high levels of customer service or adequately address competitive challenges;

•	The ongoing COVID-19 pandemic could adversely affect Complete Solaria’s business, financial condition and results of operations;

•

If FACT is deemed to be an investment company under the Investment Company Act, FACT may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for FACT to complete the proposed Business Combination. To mitigate the risk of being deemed to be an investment company for purposes of the Investment Company Act, FACT may instruct trustee of the Trust Account to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in a bank deposit account; and

•	The Business Combination could be subject to review and approval by CFIUS, as a result of which we may not be able to proceed with the Business Combination on terms acceptable to the parties.

Comparison of Stockholders’ Rights

Following the Closing of the Business Combination, the rights of FACT shareholders who become New Complete Solaria stockholders in the Business Combination will no longer be governed by the Articles of Association and instead will be governed by the Proposed Certificate of Incorporation and the Proposed Bylaws. See the section titled “Comparison of Corporate Governance and Shareholder Rights.”

Emerging Growth Company

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Complete Solaria’s financial statements with those of another public company that is neither an emerging growth company nor an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the Closing of FACT’s IPO, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common equity that is held by non-affiliates exceeds $700 million as of the end of the prior fiscal year’s second fiscal quarter; and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” are to its meaning under the Securities Act, as modified by the JOBS Act.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING

The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. FACT urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote.

Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:

FACT is proposing to consummate the Business Combination pursuant to the Business Combination Agreement. FACT, First Merger Sub, Second Merger Sub, Complete Solaria and Solaria have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/ prospectus. Copies of the Business Combination Agreement and its amendments are attached hereto as Annex A, Annex A-1 and Annex A-2. FACT urges its shareholders to read the Business Combination Agreement in its entirety.

The Business Combination Agreement must be adopted by the FACT shareholders in accordance with Cayman Islands law and FACT’s Articles of Association. FACT is holding the Special Meeting to obtain that approval. FACT shareholders will also be asked to vote on certain other matters related to the Business Combination, which are described in this proxy statement/prospectus, at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, for any other reason in connection with the Business Combination Agreement or to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to adopt the Business Combination Agreement and approve the Business Combination and the other proposals described in this proxy statement/prospectus.

THE VOTE OF FACT SHAREHOLDERS IS IMPORTANT. FACT SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q:	Why is FACT proposing the Business Combination?

A:	FACT was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more operating businesses.

Based on its due diligence investigations of Complete Solaria and the industry in which it operates, including the financial and other information provided by Complete Solaria in the course of FACT’s due diligence investigations, the FACT Board believes that the Business Combination is in the best interests of FACT and its shareholders and presents an opportunity to increase shareholder value.

Although the FACT Board believes that the Business Combination presents a unique business combination opportunity and is in the best interests of FACT and its shareholders, the FACT Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal—FACT Board’s Reasons for the Approval of the Business Combination” for a discussion of the factors considered by the FACT Board in making its decision.

Q:	When and where will the Special Meeting take place?

A:	The Special Meeting will be held on , 2023, at a.m., Eastern Time, at the office of Paul Hastings LLP, 200 Park Avenue, New York, NY 10016 and virtually via live webcast at .

In light of ongoing developments related to COVID-19, the FACT Board determined that the Special Meeting will be held both physically and also virtually via live webcast. The FACT Board believes that this is the right choice for FACT and its shareholders at this time, as it permits shareholders to attend and participate in the extraordinary general meeting while safeguarding the health and safety of FACT’s shareholders, directors and management team. You will be able to attend the extraordinary general meeting online, vote, view the list of shareholders entitled to vote at the extraordinary general meeting and submit your questions during the extraordinary general meeting by visiting                 . To participate in the virtual meeting, you will need a 12-digit control number assigned by Continental. The meeting webcast will begin promptly at    :    a.m., Eastern Time. We encourage you to access the meeting prior to the start time, and you should allow ample time for the check-in procedures.

Q:	What matters will be considered at the Special Meeting?

A:	The FACT shareholders will be asked to consider and vote on the following proposals:

•	a proposal to approve and adopt the Business Combination Agreement and approve the Business Combination;

•	a proposal to approve the Domestication;

•	a proposal to approve the Proposed Certificate of Incorporation and the Proposed Bylaws, which together will replace FACT’s Articles of Association and will be in effect upon the Closing;

•

a proposal to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Proposed Certificate of Incorporation and Proposed Bylaws and the Articles of Association;

•

a proposal to approve, for the purposes of complying with the applicable listing rules of NYSE, the issuance of shares of New Complete Solaria Common Stock and New Complete Solaria Warrants (including the shares of New Complete Solaria Common Stock issuable upon the exercise of such warrants) in connection with Business Combination Agreement and any Additional Transactions;

•	a proposal to approve the 2023 Plan, including the authorization of the initial share reserve under the 2023 Plan;

•	a proposal to approve the ESPP, including the authorization of the initial share reserve under the ESPP;

•	a proposal to approve the election of the directors to the New Complete Solaria Board; and

•

a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, for any other reason in connection with the Business Combination Agreement or to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Condition Precedent Proposals would not be duly approved and adopted by our shareholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

Under the Business Combination Agreement, the approval of the Condition Precedent Proposals is a condition to the Closing of the Business Combination. If our Public Shareholders do not approve each of the Condition Precedent Proposals, then the Business Combination may not be consummated.

In addition, as required by applicable SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, FACT is requesting that our shareholders vote upon, on a nonbinding advisory basis, a proposal to approve certain amendments contained in the Proposed Certificate of Incorporation and that materially affect shareholder rights, which amendments are part of the Proposed Certificate of Incorporation that will replace the Articles of Association if the Governing Documents Proposal is approved. See the section titled “Proposal 3—The Governing Documents

Proposal.” This separate vote is not otherwise required by Cayman Islands law separate and apart from the Governing Documents Proposal, but pursuant to SEC guidance, FACT is required to submit these provisions to our shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on FACT or the FACT Board (separate and apart from the approval of the Governing Document Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governing Documents Proposals (separate and apart from approval of the Governing Documents Proposal).

Q:	Are any of the proposals conditioned on one another?

A:

Yes. Each of the Condition Precedent Proposals is conditioned on the approval and adoption of the other Condition Precedent Proposals. The Advisory Governing Documents Proposal will be presented to the shareholders for a vote only if the Business Combination Proposal is approved. The Adjournment Proposal is not conditioned upon the approval of any other proposal.

Q:	Is my vote important?

A:

Yes. The Business Combination cannot be completed unless the Business Combination Agreement is adopted by the FACT shareholders holding a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting on such proposal and the other Condition Precedent Proposals achieve the necessary vote outlined below. Only FACT shareholders as of the close of business on                , 2023, the record date for the Special Meeting, are entitled to vote at the Special Meeting. After careful consideration, the FACT Board, following the recommendation of the FACT Special Committee, unanimously recommends that, as applicable, such FACT shareholders vote:

•	“FOR” the approval of the Business Combination Proposal;

•	“FOR” the approval of the Domestication Proposal;

•	“FOR” the approval of the Governing Documents Proposal;

•	“FOR” the approval, on a non-binding advisory basis, of the Advisory Governing Documents Proposals;

•	“FOR” the approval of the Listing Proposal;

•	“FOR” the approval of the Incentive Equity Plan Proposal;

•	“FOR” the approval of the Employee Stock Purchase Plan Proposal;

•	“FOR” the approval of the election of each director nominee pursuant to the Director Election Proposal; and

•	“FOR” the approval of the Adjournment Proposal.

For details on the required votes to approve each proposal, see “What FACT shareholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?”

Q:	If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:

No. A “broker non-vote” occurs when a broker submits a proxy that states that the broker does not vote for some or all of the proposals because the broker has not received instructions from the beneficial owners on how to vote on the proposals and does not have discretionary authority to vote in the absence of instructions.

Under the relevant rules, brokers are not permitted to vote on any of the matters to be considered at the Special Meeting. As a result, your Public Shares will not be voted on any matter unless you affirmatively instruct your broker, bank or nominee how to vote your shares in one of the ways indicated by your broker, bank or other nominee. You should instruct your broker to vote your shares in accordance with directions you provide.

Q:	What FACT shareholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:

The Business Combination Proposal. Approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal. Our Sponsor, directors and executive officers have agreed to vote their shares in favor of the Business Combination. Accordingly, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately    % of the outstanding Public Shares in order to approve the Business Combination. Because the Business Combination only requires a majority of the votes cast at the Special Meeting in order to be approved and because a quorum will exist at the Special Meeting if a majority of the outstanding FACT Ordinary Shares as of the record date are present, the Business Combination could be approved by the affirmative vote of shares representing as little as    % of the outstanding FACT Ordinary Shares, or approximately    % of the FACT Class A Ordinary Shares outstanding.

The Domestication Proposal. Approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

The Governing Documents Proposal. Approval of the Governing Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

The Advisory Governing Documents Proposals. Approval of each of the Advisory Governing Documents Proposals, on a non-binding, advisory basis, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

The Listing Proposal. Approval of the Listing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

The Director Election Proposal. Approval of the election of each director nominee pursuant to the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

The Incentive Equity Plan Proposal. Approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT

Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

The Employee Stock Purchase Plan Proposal. Approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

The Adjournment Proposal. Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

Q:	What will Complete Solaria’s equity holders receive in connection with the Business Combination?

A:	In accordance with the terms and subject to the conditions of the Business Combination Agreement, at the effective time of the First Merger:

•

each share of Complete Solaria Capital Stock issued and outstanding immediately prior to such time (other than (x) any shares of Complete Solaria restricted stock or shares of Complete Solaria common stock subject to Complete Solaria Options or Complete Solaria Warrants, (y) any shares of Complete Solaria Capital Stock held in treasury by Complete Solaria, which treasury shares will be canceled as part of the First Merger, and (z) any shares of Complete Solaria Capital Stock held by stockholders of Complete Solaria who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the DGCL) will be canceled and converted into the right to receive:

•	the Merger Consideration Per Fully Diluted Share, plus

•

a number of New Complete Solaria Warrants equal to a portion of the Aggregate Warrant Consideration, calculated on a pro rata basis based on the percentage interest of issued and outstanding shares of Complete Solaria Capital Stock held by the holder of such share of Complete Solaria Capital Stock;

•

all Complete Solaria Options and Complete Solaria Warrants outstanding as of immediately prior to such time will be converted into New Complete Solaria Options and New Complete Solaria Warrants, respectively.

•

Each such New Complete Solaria Option and New Complete Solaria Warrant will relate to a number of whole shares of New Complete Solaria Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Complete Solaria Common Stock subject to the applicable Complete Solaria Option or Complete Solaria Warrant multiplied by (ii) the Merger Consideration Per Fully Diluted Share.

•

The exercise price for each New Complete Solaria Option and New Complete Solaria Warrant will equal (i) the exercise price per share of the applicable Complete Solaria Option or New Complete Solaria Warrant divided by (ii) the Merger Consideration Per Fully Diluted Share (rounded up to the nearest full cent);

•

each share of Complete Solaria restricted stock issued and outstanding immediately prior to such time will be cancelled and converted into a number of shares of New Complete Solaria Common Stock equal to the Merger Consideration Per Fully Diluted Share.

•	Each such share of New Complete Solaria Common Stock will include substantially the same terms and conditions as are in effect with respect to the applicable share of Complete Solaria restricted stock, except that the per share repurchase price of such share of New Complete Solaria Common Stock will equal the quotient obtained by dividing (i) the per share repurchase price applicable to the applicable share of Complete Solaria restricted stock by (ii) the Merger Consideration Per Fully Diluted Share, rounded up to the nearest cent.

For further details, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Consideration.”

Q:	How was Complete Solaria’s enterprise value determined?

A:

FACT arrived at the equity value for Complete Solaria through a detailed analysis of peer group multiples and growth projections available for similar public companies within its sector. In particular, FACT looked at revenue growth and EBITDA outlook, return on capital as well as certain macro factors such as existing penetration rates of US residential solar as well as the Inflation Reduction Act of 2022 (the “IRA”) and the likely benefits it would provide to homeowners moving to Solar as a means of powering their homes. At the time of setting the valuation, FACT also set the value of Complete Solaria at a discount to these peers, reflecting the nature of the new issue market.

Q:	What equity stake will current FACT shareholders and Complete Solaria’s stockholders hold in New Complete Solaria immediately after the Closing of the Business Combination?

A:

The following table presents the anticipated ownership of New Complete Solaria upon completion of the Business Combination, which does not give effect to the potential exercise of any warrants and otherwise assumes the following redemption scenarios:

	Assuming Minimum Redemptions (Shares)(5)	Assuming Maximum Redemptions (Shares)(5)	Assuming $70M in Trust Account (Shares)(5)
FACT
Public Shares held by Public Shareholders(5)	11,243,496	—	6,893,756
Founder Shares(1)(2)	5,224,000	4,224,000	5,224,000
Private Placement Warrants in Connection with Promissory Notes held by the Sponsor and its affiliates(4)	—	—	—
PIPE Shares	N/A	N/A	N/A
Private Placement Warrants(3)	—	—	—
Public Warrants(6)	—	—	—
Complete Solaria
Complete Solaria shareholders(7)	34,476,391	34,476,391	34,476,391
Complete Solaria convertible noteholders(7)	3,983,998	3,983,998	3,983,998

Total	54,927,885	42,684,389	50,578,145

(1)

The above table excludes 3,401,000 Sponsor Earnout Shares, as described in Note 4 of the “Unaudited Pro Forma Condensed Combined Financial Information,” which will become unvested immediately following the Closing of the Business Combination and subject to vesting based on the trading price of New Complete Solaria’s common stock. The Sponsor Earnout Shares would further increase the ownership percentages of Sponsor and would dilute the ownership of all stockholders, as further discussed below.

(2)

Includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund (which would then be aggregated with Public Shares held by Public Shareholders herein) at Closing pursuant to the Subscription Agreement (“Polar Subscription Agreement”), dated as of March 1, 2023, between the Sponsor and Polar Multi-Strategy Master Fund, as set forth in the section titled “Beneficial Ownership of Securities.” Under the Assuming Maximum Redemptions scenario, excludes 1,000,000 shares held by the Sponsor, which will be forfeited if the cash held in the Trust Account following the Closing is less than $70 million.

(3)	Excludes all Private Placement Warrants held by the Sponsor and its affiliates that will remain outstanding immediately following the Business Combination and may be exercised at a later date.
(4)	Excludes Private Placement Warrants issued in connection with the April 2022 FACT Note, June 2022 FACT Note and December 2022 FACT Note.
(5)	After giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment.
(6)	Excludes all Public Warrants to acquire Class A Ordinary Shares.
(7)

The above table excludes the transfer of 500,000 shares of New Complete Solaria Common Stock and 363,285 Private Placement Warrants from the Sponsor to Complete Solaria convertible noteholders and excludes up to 500,000 shares of New Complete Solaria Common Stock to be transferred to convertible noteholders based on the trading price of New Complete Solaria Common Stock. For more information, see the section titled “Proposal No. 1—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Complete Solaria Convertible Note Financing.” The transfer of New Complete Solaria Common Stock and Private Placement Warrants from the Sponsor to the Complete Solaria convertible noteholders would further increase the ownership percentages of Complete Solaria convertible noteholders and would dilute the ownership of all stockholders, as further discussed below.

The Sponsor Earnout Shares become vested if, from the consummation of the Business Combination until the 36 month anniversary thereof, the average price of New Complete Solaria Common Stock exceeds $20.00 for any 20 trading days within any 30 trading day period. The issuance of such Sponsor Earnout Shares would dilute the value of all shares of New Complete Solaria Common Stock outstanding at that time. Assuming the current capitalization structure, the approximately 3.4 million Sponsor Earnout Shares that would become vested upon meeting the $20.00 earn out threshold would represent approximately 6%, 8% and 7% of total shares outstanding for the Assuming Minimum Redemptions, Assuming Maximum Redemptions and Assuming $70 million in Trust Account scenarios set forth, respectively. If the Sponsor Earnout Shares are not vested in the 36 month period following the consummation of the Business Combination, such shares will be forfeited and cancelled.

The table set forth above does not take into account warrants to purchase FACT Class A Ordinary Shares that will remain outstanding immediately following the Business Combination, but does include the Founder Shares. The Public Warrants and Private Placement Warrants will become exercisable on the later of one year from the closing of the IPO and 30 days after the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon their redemption or liquidation. If we assume that all outstanding 8,625,000 Public Warrants 6,266,667 Private Placement Warrants, 6,156,290 stock options and 5,153,754 warrants assumed from Complete Solaria were exercisable and exercised following completion of the Business Combination (and each other assumption applicable to the table set forth above remains the same), then the ownership of New Complete Solaria would be as follows:

	Assuming Minimum Redemptions (Shares)(2)		Assuming Maximum Redemptions (Shares)(2)		Assuming $70M in Trust Account (Shares)(2)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Complete Solaria Shareholders	45,786,435	53.7%	45,786,435	62.6%	45,786,435	56.6%
Complete Solaria convertible noteholders	3,983,998	4.7%	3,983,998	5.5%	3,983,998	4.9%
Sponsor and affiliates(1)	8,502,500	10.0%	7,502,500	10.3%	8,502,500	10.5%
Private Placement Warrants in Connection with Promissory Notes held by the Sponsor and its affiliates	883,333	1.0%	883,333	1.2%	883,333	1.1%
Private Placement Warrants	6,266,667	7.3%	6,266,667	8.6%	6,266,667	7.7%
Public Warrants	8,625,000	10.1%	8,625,000	11.8%	8,625,000	10.7%
FACT Public Stockholders	11,243,496	13.2%	—	—	6,893,756	8.5%

Total	85,291,429	100.0%	73,047,933	100.0%	80,941,689	100.0%

(1)

Includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund (which would then be aggregated with Public Shares held by Public Shareholders herein) at Closing pursuant to the Polar Subscription Agreement, as set forth in the section titled “Beneficial Ownership of Securities.”

(2)	After giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment.

Q:

What voting power will current FACT shareholders, Complete Solaria’s employees and directors and other Complete Solaria stockholders hold in New Complete Solaria immediately after the Closing of the Business Combination?

A:

It is anticipated that, upon completion of the Business Combination, the voting power in New Complete Solaria will be as set forth in the table below (which was, except as noted below, prepared using the same assumptions as the immediately preceding table):

The following table presents the anticipated ownership of New Complete Solaria upon the Closing, which does not give effect to the potential exercise of any warrants and otherwise assumes the following redemption scenarios:

	Assuming Minimum Redemptions (Shares)(4)		Assuming Maximum Redemptions (Shares)(4)		Assuming $70M in Trust Account (Shares)(4)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Complete Solaria Shareholders(3)	34,476,391	62.7%	34,476,391	80.8%	34,476,391	68.2%
Complete Solaria convertible noteholders(3)	3,983,998	7.3%	3,983,998	9.3%	3,983,998	7.9%
Founder Shares(1),(2)	5,224,000	9.5%	4,224,000	9.9%	5,224,000	10.3%
FACT Public Stockholders	11,243,496	20.5%	—	—	6,893,756	13.6%

Total	54,927,885	100.0%	42,684,389	100.0%	50,578,145	100.0%

(1)

The above table excludes 3,401,000 Sponsor Earnout Shares, which will become unvested immediately following the Closing of the Business Combination and subject to vesting based on the trading price of New Complete Solaria Common Stock. The Sponsor Earnout Shares would further increase the ownership percentages of Sponsor and would dilute the ownership of all stockholders, as further discussed below.

(2)

Includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund (which would then be aggregated with FACT Public Stockholders herein) at Closing pursuant to the Polar Subscription Agreement, as set forth in the section titled “Beneficial Ownership of Securities.” Under the Assuming Maximum Redemptions scenario, excludes 1,000,000 FACT Class B Ordinary Shares held by the Sponsor, which will be forfeited if the cash held in the Trust Account following the Closing is less than $70 million.

(3)

The above table excludes the transfer of 500,000 shares of New Complete Solaria Common Stock and 363,285 Private Placement Warrants from the Sponsor to Complete Solaria convertible noteholders and excludes up to 500,000 shares of New Complete Solaria Common Stock to be transferred to convertible noteholders based on the trading price of New Complete Solaria Common Stock. For more information, see the section titled “Proposal No. 1—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Complete Solaria Convertible Note Financing.” The transfer of New Complete Solaria Common Stock and Private Placement Warrants from the Sponsor to the Complete Solaria convertible noteholders would further increase the ownership percentages of Complete Solaria convertible noteholders and would dilute the ownership of all stockholders, as further discussed below.

(4)	After giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment.

Q:	What happens to the funds deposited in the Trust Account after Closing of the Business Combination?

A:

A total of $345,000,000, comprised of $338,595,000 of the proceeds from the IPO, including $6,405,000 of the proceeds of the sale of the private placement warrants, was placed in a Trust Account, maintained by Continental, acting as trustee. After the Extension Meeting whereby FACT’s shareholders approved the Extension Amendment Proposal, public shareholders properly elected to redeem an aggregate of 23,256,504 FACT Class A Ordinary Shares, resulting in approximately $115,959,374 (including the contribution by FACT of an additional $1,200,000 in connection with the approval of the Extension Amendment Proposal) remaining in the Trust Account as of March 2, 2023 and 11,243,496 FACT Class A Ordinary Shares remaining outstanding. These funds will not be released until the earlier of the Closing or the redemption of our Public Shares if we are unable to complete an initial business combination by September 2, 2023 or a later date if approved by FACT’s shareholders pursuant to the Articles of Association, although we may withdraw the interest earned on the funds held in the Trust Account to pay taxes.

Q:	What happens if a substantial number of the Public Shareholders vote in favor of the Business Combination Proposal and exercise their redemption rights?

A:

FACT Public Shareholders may vote in favor of the Business Combination and still exercise their redemption rights. However, pursuant to the Articles of Association, FACT will not redeem any Public Shares if FACT would not have at least $5,000,001 in net tangible assets either immediately prior to or upon Closing of the Business Combination after taking into account the redemption for cash of all Public Shares properly demanded to be redeemed by holders of Public Shares. As more fully described in the section of this proxy statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Information”, in the Assuming Maximum Redemptions scenario (i.e., if all of the FACT Public Shareholders exercise their redemption rights), FACT may not be able to satisfy the condition in the Articles of Association and under the Business Combination Agreement that it have at least $5,000,001 in net tangible assets either immediately prior to or upon Closing of the Business Combination. If FACT is not able to satisfy such condition, the Business Combination will not be completed (and such condition cannot be waived). If FACT does not consummate the Business Combination and fails to complete an initial business combination by September 2, 2023, FACT will be required to liquidate and dissolve, unless FACT seeks further shareholder approval to amend its Articles of Association to further extend the date by which the Business Combination may be consummated.

Q:	What underwriting fees are payable in connection with the Business Combination?

A:

FACT and J.P Morgan Securities LLC, (“J.P. Morgan”), as representative of the several underwriters listed on Schedule 1 thereto, including Deutsche Bank Securities Inc. (“DBSI”), are party to that certain Underwriting Agreement (the “Underwriting Agreement”), dated February 25, 2021, in connection with the IPO, pursuant to which a deferred aggregate fee of $12,075,000 will become payable to the underwriters in the event FACT consummates a business combination, subject to the terms of the Underwriting Agreement. Pursuant to the Underwriting Agreement, J.P. Morgan and DBSI are entitled to an aggregate deferred underwriting discount of $9,056,250 upon the consummation of the Business Combination, which would be payable from the amounts held in the Trust Account. On October 31, 2022 and November 2, 2022, each of J.P. Morgan and DBSI, respectively, waived its entitlement to the payment of any deferred compensation with respect to the Business Combination in connection with its role as underwriter in the IPO. None of the other underwriters listed on Schedule 1 to the Underwriting Agreement has waived its entitlement to the payment of any deferred compensation with respect to the Business Combination pursuant to the Underwriting Agreement.

Each of J.P. Morgan and DBSI contacted FACT after the public announcement of the proposed Business Combination on October 3, 2022 to indicate that it would waive its entitlement to the payment of any deferred compensation with respect to the Business Combination in connection with its role as underwriter in the IPO. J.P. Morgan and DBSI did not provide reasons for such waivers, FACT did not seek out the reasons for such waivers, and FACT will not speculate regarding such reasons. FACT has not engaged, and has not received any services from, J.P. Morgan or DBSI except in connection with the consummation of the IPO. J.P. Morgan and DBSI facilitated introductions between FACT and certain potential business targets, but neither J.P. Morgan nor DBSI has had any role in the identification or evaluation of Complete Solaria (including Complete Solar and Solaria) as a business combination target for FACT. FACT did not expect J.P. Morgan or DBSI to provide a service in connection with the closing of the Business Combination; therefore, the waiver by each of its respective deferred compensation has not created any role in connection with the closing of the Business Combination that FACT is seeking to fill.

Each of J.P. Morgan and DBSI has informed FACT that it is not responsible for any portion of this proxy statement/prospectus which forms part of this registration statement, and FACT is not aware of any disagreements with J.P. Morgan or DBSI regarding the disclosure in this proxy statement/prospectus. Each of J.P. Morgan’s and DBSI’s waiver of its deferred compensation indicates that it does not want to be associated with the disclosure or underlying business analysis related to the Business Combination FACT agreed to the waivers by J.P. Morgan and DBSI of their deferred compensation because FACT did not receive any services from J.P. Morgan and DBSI in connection with the closing of the Business Combination and, as a result of the waivers by J.P. Morgan and DBSI of their deferred compensation, the transaction fees payable by FACT will be reduced by an aggregate amount equal to the deferred compensation attributable to J.P. Morgan and DBSI as reflected in section of this proxy statement/prospectus titled “Unaudited Pro Forma Combined Financial Information.”

Q:	What amendments will be made to the Articles of Association?

A:

We are asking FACT shareholders to approve the Proposed Certificate of Incorporation that will be effective upon the Closing of the Business Combination. The Proposed Certificate of Incorporation provides for various changes that the FACT Board believes are necessary to address the needs of the post-Business Combination company, including, among other things:

•

increasing the total number of authorized shares of all classes of capital stock to provide for (x) 1,010,000,000 authorized shares of common stock, including 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share and (y) 10,000,000 authorized shares of preferred stock, par value $0.0001 per shares;

•	amending the terms of the shares, in particular to provide that each share of New Complete Solaria Common Stock has one vote;

•	amending the terms for the authorizations of shares of New Complete Solaria;

•	adopting Delaware as the exclusive forum for certain stockholder litigation; and

•

eliminating certain provisions specific to FACT’s status as a blank check company. In connection with the Closing of the Business Combination, we also intend to adopt an amendment to the Proposed Certificate of Incorporation in order to change the corporate name of “Freedom Acquisition I Corp.” to “Complete Solaria, Inc.”

Pursuant to Cayman law and the Articles of Association, FACT is required to submit the Governing Documents Proposal to FACT’s shareholders for approval. For additional information, see the section titled “Proposal 3—The Governing Documents Proposal.”

Q:	What material negative factors did the FACT Special Committee and the FACT Board consider in connection with the Business Combination?

A:	The FACT Special Committee and the FACT Board considered certain potentially material negative factors or material risk factors in connection with the Business Combination, including:

•	the potential inability to complete the business combination;

•	Complete Solaria’s business risks;

•	the post-Business Combination corporate governance;

•	limitations of review;

•	no survival of remedies for breach of representations, warranties or covenants of Complete Solaria;

•	litigation;

•	fees and expenses; and

•	diversion of management.

These factors are discussed in greater detail in the section titled “The Business Combination Proposal—Reasons for the Business Combination,” as well as in the section titled “Risk Factors—Risks Related to Complete Solaria’s Business.”

Q:	Do I have redemption rights?

A:

If you are a Public Shareholder, you have the right to request that FACT redeem all or a portion of your Public Shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting—Redemption Rights.” The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the transfer agent in order to validly redeem its shares. Public shareholders may elect to redeem all or a portion of their Public Shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the Public Shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.” If you wish to exercise your redemption rights, please see the answer to the next question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Public Shares with respect to more than an aggregate of 15% of the outstanding FACT Class A Ordinary Shares, without our prior written consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the outstanding FACT Class A Ordinary Shares, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior written consent.

The Sponsor and each director of FACT have agreed to waive the redemption rights in connection with the Closing of the Business Combination with respect to any FACT Ordinary Shares held by them.

Q:	How do I exercise my redemption rights?

A:	If you are a Public Shareholder and wish to exercise your right to redeem your Public Shares, you must:

(i)

(a) hold Public Shares or (b) hold Public Shares through units and elect to separate your units into the underlying Public Shares and Public Warrants prior to exercising your redemption rights with respect to the Public Shares; and

(ii)

prior to 5:00 p.m., Eastern Time, on                , 2023 (two business days before the Special Meeting), (a) submit a written request to Continental that FACT redeem your Public Shares for cash and (b) deliver your share certificates (if any) and any other redemption forms to Continental, physically or electronically through DTC.

The address of Continental is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

As noted above, holders of units must elect to separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying Public Shares and Public Warrants, or if a holder holds units registered in its own name, the holder must contact Continental directly and instruct them to do so.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the transfer agent in order to validly redeem its shares. Any Public Shareholder will be entitled to request that their Public Shares be redeemed for a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then issued and outstanding Public Shares. For illustrative purposes, as                , 2023, this would have amounted to approximately $10.00 per Public Share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our Public Shareholders, regardless of whether such Public Shareholders vote or not and whether such Public Shareholders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to Public Shareholders electing to redeem their Public Shares will be distributed promptly after the Closing of the Business Combination.

If you are a holder of Public Shares, you may exercise your redemption rights by submitting your request in writing to Continental at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Any request for redemption, once made by a holder of Public Shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is                , 2023 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your share certificates (if any) and any other redemption forms to Continental and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that FACT instruct Continental to return the share certificates (if any) and any other redemption forms to you (physically or electronically). You may also directly make such request by contacting Continental at the phone number or address listed at the end of this section.

Any corrected or changed written exercise of redemption rights must be received by FACT’s secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s share certificates (if any) and any other redemption forms have been delivered (either physically or electronically) to Continental prior to 5:00 p.m., Eastern Time, on                , 2023 (two business days before the Special Meeting).

If you are a holder of Public Shares and you exercise your redemption rights, it will not affect your right to vote at the Special Meeting or result in the loss of any FACT Warrants that you may hold.

Q:	How are the funds in the Trust Account currently being held?

A:

With respect to the regulation of special purpose acquisition companies like FACT, on March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating to, among other items, disclosures in business combination transactions involving special purpose acquisition companies and private operating companies; the condensed financial statement requirements applicable to transactions involving shell companies; the use of projections by special purpose acquisition companies in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which special purpose acquisition companies could become subject to regulation under the Investment Company Act, including a proposed rule that would provide special purpose acquisition companies a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a special purpose acquisition company’s duration, asset composition, business purpose and activities.

There is currently some uncertainty concerning the applicability of the Investment Company Act to a special purpose acquisition company. Regardless of the SPAC Rule Proposals, it is possible that a claim could be made that FACT has been operating as an unregistered investment company and FACT may be deemed to be an investment company.

The amounts held in the Trust Account are currently held in a bank deposit account. The amounts held in the Trust Account were invested until February 28, 2023 in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. The longer that the funds in the Trust Account are held in U.S. government securities or in money market funds invested exclusively in such securities, the greater risk that FACT may be considered an unregistered investment company, in which case FACT may be required to liquidate. Accordingly, FACT determined on February 28, 2023, in its discretion, to instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in a bank deposit account, subject to the terms and conditions of the Trust Agreement. Interest on bank deposit accounts is variable and such accounts may yield materially less than the current investments in connection with the Trust Account. See the section titled “Risk Factors—If FACT is deemed to be an investment company for purposes of the Investment Company Act, FACT may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for FACT to complete its initial business combination. To mitigate the risk of being deemed to be an investment company for purposes of the Investment Company Act, FACT has instructed Continental to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in a bank deposit account.”

Q:	If I am a holder of units, can I exercise redemption rights with respect to my units?

A:

No. Holders of outstanding units must elect to separate the units into the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying Public Shares and Public Warrants, or if you hold units registered in your own name, you must contact Continental, FACT’s transfer agent, directly and instruct them to do so. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to the transfer agent in order to validly redeem its shares. If you fail to cause your units to be separated and delivered to Continental, FACT’s transfer agent, prior to 5:00 p.m., Eastern Time, on                , 2023 (two business days before the Special Meeting), you will not be able to exercise your redemption rights with respect to your Public Shares.

Q.	If I am a holder of Public Warrants, can I exercise redemption rights with respect to my warrants?

A.

No. Holders of Public Warrants have no redemption rights with respect to the Public Warrants. However, if any such holders choose to redeem their Public Shares, those holders may still exercise their Public Warrants if the Business Combination is consummated.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

A U.S. Holder (as defined in the section titled “Certain Material U.S. Federal Income Tax Considerations“ below) of FACT Class A Ordinary Shares (if the Domestication does not occur) or New Complete Solaria Common Stock (if the Domestication occurs) whose shares are redeemed and who receives cash from the Trust Account in exchange for such shares may be treated as selling such ordinary shares or common stock, resulting in the recognition of capital gain or capital loss (subject to the application of the passive foreign investment company (“PFIC”) rules). There may be certain circumstances in which the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of shares that a U.S. Holder owns or is deemed to own (including through the ownership of warrants) before and after the redemption. For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a U.S. Holder, see the sections titled “Certain Material U.S. Federal Income Tax Considerations—Tax Consequences of the Ownership and Disposition of FACT Class A Ordinary Shares and FACT Public Warrants if the Domestication Does Not Occur—U.S. Holders—Redemption of FACT Class A Ordinary Shares” and “Certain Material U.S. Federal Income Tax Considerations—The Domestication—Tax Consequences of a Redemption of New Complete Solaria Common Stock.”

Additionally, because the Domestication will occur (if it is approved) prior to the redemption of New Complete Solaria Common Stock, holders of New Complete Solaria Common Stock exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code and the PFIC rules as a result of the Domestication. The tax consequences of Section 367 of the Code and the PFIC rules are discussed more fully in the section titled “Certain Material U.S. Federal Income Tax Considerations.” We urge you to consult your tax advisors regarding the tax consequences of exercising your redemption rights.

If the Domestication occurs, a Non-U.S. Holder (as defined in the section titled “Certain Material U.S. Federal Income Tax Considerations” below) of New Complete Solaria Common Stock that exercises its redemption rights to receive cash from the Trust Account in exchange for such common stock, like a U.S. Holder, will also generally be treated as selling such New Complete Solaria Common Stock. Gain recognized by a Non-U.S. Holder in connection with a redemption generally will not be subject to U.S. federal income tax unless certain exceptions apply. However, as with U.S. Holders, a redemption by a Non-U.S. Holder may be treated as a distribution for U.S. federal income tax purposes, depending on the amount of shares that a Non-U.S. Holder owns or is deemed to own (including through the ownership of warrants) before and after the redemption. Any portion of such distribution that constitutes a dividend for U.S. federal income tax purposes will generally be subject to withholding tax at a rate of 30% of the gross amount of the dividend (unless such Non-U.S. Holder establishes eligibility for a reduced rate of withholding tax under an applicable income tax treaty or certain other exceptions apply).

Because the determination as to whether a redemption is treated as a sale or a distribution is dependent on matters of fact, withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. Holders in connection with a redemption are treated as distributions in respect of such Non-U.S. Holders’ shares of New Complete Solaria Common Stock. Accordingly, a Non-U.S. Holder should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to a Non-U.S. Holder pursuant to a redemption at a rate of 30% unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8). Each holder should consult with his, her or its own tax advisors as to the tax consequences of any redemption of its New Complete Solaria Common Stock, including the ability to obtain a refund of any amounts withheld by filing an appropriate claim for a refund with the IRS in the event that the Non-U.S. Holder is not treated as receiving a dividend under the Code Section 302 tests (as described below). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights by a Non-U.S. Holder, see the section titled “Certain Material U.S. Federal Income Tax Considerations—The Domestication—Tax Consequences of a Redemption of New Complete Solaria Common Stock to U.S. Holders and Non-U.S. Holders.”

Q:	How does the FACT Board recommend that I vote?

A:	Following the recommendation of the FACT Special Committee, the FACT Board recommends that the FACT shareholders, vote:

•	“FOR” the approval of the Business Combination Proposal;

•	“FOR” the approval of the Domestication Proposal;

•	“FOR” the approval of the Governing Documents Proposal;

•	“FOR” the approval, on a non-binding advisory basis, of the Advisory Governing Documents Proposals;

•	“FOR” the approval of the Listing Proposal;

•	“FOR” the approval of the Incentive Equity Plan Proposal;

•	“FOR” the approval of the Employee Stock Purchase Plan Proposal;

•	“FOR” the approval of the election of each director nominee pursuant to the Director Election Proposal; and

•	“FOR” the approval of the Adjournment Proposal.

For more information regarding how the FACT Board recommends that FACT shareholders vote, see the section titled “Proposal No. 1—The Business Combination Proposal—FACT Board’s Reasons for the Approval of the Business Combination.”

Q:	How does our Sponsor intend to vote its shares?

A:

The Sponsor and each director of FACT have agreed to vote their shares in favor of the Business Combination Proposal and all other proposals being presented at the Special Meeting. The FACT Initial Shareholders own approximately 43.2% of our issued and outstanding FACT Ordinary Shares. Accordingly, if all of FACT’s outstanding shares were to be voted, we would need the affirmative vote of approximately     % of the remaining shares to approve the Business Combination.

Q:	Who is entitled to vote at the Special Meeting?

A:

The FACT Board has fixed                , 2023 as the record date for the Special Meeting. All holders of record of FACT Ordinary Shares as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the section titled “Questions and Answers About the Business Combination and the Special Meeting—How can I vote my shares without attending the Special Meeting?” for instructions on how to vote your FACT Ordinary Shares without attending the Special Meeting.

Q:	How many votes do I have?

A:

Each FACT shareholder of record is entitled to one vote for each FACT Ordinary Shares held by such holder as of the close of business on the record date. As of the close of business on the record date, there were outstanding FACT Ordinary Shares.

Q:	What constitutes a quorum for the Special Meeting?

A:

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of a majority of the outstanding FACT Ordinary Shares as of the record date are present in person (which would include presence at the virtual Special Meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum. As of the record date for the Special Meeting,            FACT Ordinary Shares would be required to achieve a quorum.

Q:	Why is FACT proposing the Domestication?

A:

The FACT Board believes that there are significant advantages to us that will arise as a result of a change of FACT’s domicile to Delaware. Further, the FACT Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its stockholders, who are the owners of the corporation. The FACT Board believes that there are several reasons why transfer by way of continuation to Delaware is in the best interests of FACT and its shareholders, including (i) the prominence, predictability and flexibility of the DGCL, (ii) Delaware’s well-established principles of corporate governance and (iii) the potentially superior ability of Delaware corporations versus Cayman Islands companies to attract and retain qualified directors.

To effect the Domestication, we will file an application for deregistration with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of corporate domestication and a certificate of incorporation with the Secretary of State of the State of Delaware, under which we will be domesticated and continue as a Delaware corporation.

The approval of the Domestication Proposal is a condition to closing the Business Combination under the Business Combination Agreement. The approval of the Domestication Proposal requires a special resolution, being the affirmative vote of holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting.

Q:	What are the U.S. federal income tax consequences of the Domestication Proposal?

A:

As discussed in more detail in the section titled in “Certain Material U.S. Federal Income Tax Considerations — The Domestication,” in the opinion of Paul Hastings LLP, counsel to FACT, the Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, subject to the assumptions, qualifications and limitations set forth or referred to in such opinion. Accordingly, the following summarizes certain consequences to U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations” below) of the Domestication:

•

Subject to the discussion below concerning PFICs, a U.S. Holder of FACT Class A Ordinary Shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Domestication and who does not own actually and/or constructively 10% or more of the total combined voting power of all classes of FACT shares entitled to vote or 10% or more of the total value of all classes of FACT shares (that is, who is not a “10% shareholder”) will not recognize any gain or loss and will not be required to include any part of FACT’s earnings in income.

•

Subject to the discussion below concerning PFICs, a U.S. Holder of FACT Class A Ordinary Shares whose ordinary shares have a fair market value of $50,000 or more, but who is not a 10% shareholder will generally recognize gain (but not loss) on the deemed receipt of New Complete Solaria Common Stock in the Domestication. As an alternative to recognizing gain as a result of the Domestication, such U.S. Holder may file an election to include in income, as a dividend, the “all earnings and profits amount” (as defined in the regulations promulgated under the Code (the “Treasury Regulations”) under Section 367 of the Code) attributable to its FACT Class A Ordinary Shares provided certain other requirements are satisfied.

•

Subject to the discussion below concerning PFICs, a U.S. Holder of FACT Class A Ordinary Shares who on the date of the Domestication is a 10% shareholder will generally be required to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its Class A Ordinary Shares, provided certain other requirements are satisfied.

•

As discussed further under “Certain Material U.S. Federal Income Tax Considerations” below, FACT believes that it is (and has been) treated as a PFIC for U.S. federal income tax purposes. If FACT is a PFIC, notwithstanding the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the Domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “Certain Material U.S. Federal Income Tax Considerations—The Domestication.” The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, other final Treasury Regulations under Section 1291(f) of the Code will be adopted. Further, it is not clear whether and how any such regulations would apply to the FACT Public Warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section titled “Certain Material U.S. Federal Income Tax Considerations—PFIC Considerations.” Each U.S. Holder of FACT Class A Ordinary Shares or FACT Public Warrants is urged to consult its own tax advisor concerning the application of the PFIC rules to the exchange of FACT Class A Ordinary Shares for New Complete Solaria Common Stock and FACT Public Warrants for New Complete Solaria warrants pursuant to the Domestication.

Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations” below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such Non-U.S. Holder’s New Complete Solaria Common Stock subsequent to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section titled “Certain Material U.S. Federal Income Tax Considerations—The Domestications.”

Q:	What is Complete Solaria?

A:

Complete Solaria is a leading solar technology and services company. Complete Solaria is the result of a merger between two U.S. residential solar companies: Complete Solar and Solaria. The combination of these two companies establishes Complete Solaria as a full renewable energy system operator with a compelling customer offering with best-in-class technology, financing, project fulfilment, and service, which are projected to enable the company to sell more product across more geographies in the United States and Europe.

Q:	Did the board of directors of FACT obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?

A:

Yes. The FACT Board received a fairness opinion from Duff & Phelps, as to the fairness, from a financial point of view, to FACT, of the consideration to be paid by FACT (in the form of New Complete Solaria Common Stock) pursuant to the Business Combination Agreement. For additional information, please see the section titled “Proposal No. 1—The Business Combination Proposal—Summary of Financial Analysis of Duff & Phelps” and the opinion of Duff & Phelps attached hereto as Annex J for additional information.

Q:	What will happen to my FACT Ordinary Shares as a result of the Business Combination?

A:

As a result of and upon the effective time of the Domestication, (i) each of the then issued and outstanding FACT Class A Ordinary Shares will convert automatically, on a one-for-one basis, into a share of New Complete Solaria Common Stock and (ii) each of the then issued and outstanding FACT Class B Ordinary Shares will convert automatically, on a one-for-one basis, into a share of New Complete Solaria Common Stock. If the Business Combination is completed, (i) each FACT Class A Ordinary Share will remain outstanding and automatically become a share of New Complete Solaria Common Stock and (ii) each FACT Class B Ordinary Share will be converted into a share of New Complete Solaria Common Stock.

Q:	Where will the New Complete Solaria Common Stock that FACT shareholders receive in the Business Combination be publicly traded?

A:

Assuming the Business Combination is completed, the shares of New Complete Solaria Common Stock and New Complete Solaria Warrants are anticipated to be listed and traded on the NYSE under the ticker symbol “CSLR” and “CSLR.WS”, respectively.

Q:	What happens if the Business Combination is not completed?

A:

If FACT does not consummate a business combination by September 2, 2023, it will trigger its automatic winding up, liquidation and dissolution pursuant to the terms of FACT. As a result, this has the same effect as if FACT had formally gone through a voluntary liquidation procedure under the laws of the Cayman Islands. Accordingly, no vote would be required from FACT’s shareholders to commence such a voluntary winding up, liquidation and dissolution. If FACT is unable to consummate its initial business combination by its deadline to do so, it will, as promptly as possible but not more than ten business days thereafter, redeem 100% of outstanding FACT Ordinary Shares for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay its taxes, and then seek to liquidate and dissolve. Public shareholders will also forfeit any Public Warrants owned (including any Public Warrants included in any Unit that has not previously been separated).

Q:	How can I attend and vote my shares at the Special Meeting?

A:

FACT Ordinary Shares held directly in your name as the shareholder of record of such FACT Ordinary Shares as of the close of business on                , 2023, the record date, may be voted at the Special Meeting. If you choose to attend the Special Meeting electronically, you will need to visit www.                , and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting.

Q:	How can I vote my shares without attending the Special Meeting?

A:

If you are a shareholder of record of FACT Ordinary Shares as of the close of business on the record date, you can vote by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related    to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your bank, brokerage firm or other nominee.

Q:	What is a proxy?

A:

A proxy is a legal designation of another person to vote the shares you own. If you are a shareholder of record of FACT Ordinary Shares as of the close of business on the record date, and you vote by phone, by internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of FACT’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Tidjane Thiam and Adam Gishen.

Q:	What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A:

If your FACT Ordinary Shares are registered directly in your name with Continental, you are considered the shareholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the shareholder of record with respect to those shares.

Direct holders (shareholders of record). For FACT Ordinary Shares held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your FACT Ordinary Shares are voted.

Beneficial owners (Shares in “street name”). For FACT Ordinary Shares held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:	If a FACT shareholder gives a proxy, how will the FACT Ordinary Shares covered by the proxy be voted?

A:

If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your FACT Ordinary Shares in the way that you indicate when providing your proxy in respect of the FACT Ordinary Shares you hold. When completing the proxy card, you may specify whether your FACT Ordinary Shares should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q: How will my FACT Ordinary Shares be voted if I return a blank proxy?

A:	If you sign, date and return your proxy and do not indicate how you want your FACT Ordinary Shares to be voted, then your FACT Ordinary Shares will be voted:

•	“FOR” the approval of the Business Combination Proposal;

•	“FOR” the approval of the Domestication Proposal;

•	“FOR” the approval of the Governing Documents Proposal;

•	“FOR” the approval, on a non-binding advisory basis, of the Advisory Governing Documents Proposals;

•	“FOR” the approval of the Listing Proposal;

•	“FOR” the approval of the Incentive Equity Plan Proposal;

•	“FOR” the approval of the Employee Stock Purchase Plan Proposal;

•	“FOR” the approval of the election of each director nominee pursuant to the Director Election Proposal; and

•	“FOR” the approval of the Adjournment Proposal.

Q:	Can I change my vote after I have submitted my proxy?

A:

Yes. If you are a shareholder of record of FACT Ordinary Shares as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•	submit a new proxy card bearing a later date;

•	give written notice of your revocation to FACT’s Corporate Secretary, which notice must be received by FACT’s Corporate Secretary prior to the vote at the Special Meeting; or

•

vote at the Special Meeting in person or electronically by visiting and entering the control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	Where can I find the voting results of the Special Meeting?

A:

The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following the Special Meeting, FACT will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:	Are FACT shareholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the extraordinary general meeting?

A:

FACT’s shareholders, warrant holders and unit holders will not have dissenters’ rights or appraisal rights in connection with the Business Combination or the domestication under Cayman Islands law or under the DGCL.

Q:	Are there any risks that I should consider as a FACT shareholder in deciding how to vote or whether to exercise my redemption rights?

A:

Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors.” You also should read and carefully consider the risk factors of FACT and Complete Solaria contained in the documents that are incorporated by reference herein.

Q:	What happens if I sell my FACT Ordinary Shares before the Special Meeting?

A:

The record date for FACT shareholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your FACT Ordinary Shares before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your FACT Ordinary Shares after the record date but before the Special Meeting, you will, unless the transferee obtains from you a proxy to vote those shares, retain your right to vote at the Special Meeting but will transfer the right to hold New Complete Solaria shares to the person to whom you transfer your shares.

Q:	What interests do the Sponsor and FACT’s current officers and directors have in the Business Combination?

A:

The Sponsor and FACT’s officers and directors have interests in the Business Combination that are different from, or in addition to, those of FACT shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

If the Business Combination with Complete Solaria or another business combination is not consummated by September 2, 2023, FACT will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, liquidating and dissolving. In such event, the 8,577,500 Founder Shares held by the Sponsor and FACT’s independent directors, which were acquired for a purchase price of approximately $0.003 per share prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $                million based upon the closing price of $                per share on NYSE on                , 2023, the FACT Record Date.

•

The Sponsor, which is affiliated with certain directors and officers of FACT, purchased an aggregate of 6,266,667 private warrants from FACT for an aggregate purchase price of $9.4 million (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the IPO. All of the proceeds FACT received from these purchases were placed in the trust account. Such warrants had an aggregate market value of approximately $    million based upon the closing price of $                per unit on NYSE on                , 2023, the FACT Record Date. The private warrants will become worthless if FACT does not consummate a business combination by September 2, 2023.

•

The Sponsor and FACT’s officers, directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FACT’s behalf, such as identifying and investigating possible business targets and business combinations. However, if FACT fails to consummate a business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, FACT may not be able to reimburse these expenses if the Business Combination with Complete Solaria or another business combination is not completed by September 2, 2023. As of                , 2023, the FACT Record Date, the Sponsor and FACT’s officers, directors and their affiliates had incurred less than $                of unpaid reimbursable expenses.

•

The Sponsor and FACT’s directors and officers (or their affiliates) may make loans from time to time to FACT to fund certain capital requirements. To date, these consist of the April 2022 FACT Note (in an amount of up to $500,000), the June 2022 FACT Note (in an amount of up to $500,000), the December 2022 FACT Note (in an amount of up to $325,000) and the February 2023 FACT Note (in an amount of up to $2,100,000). If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to FACT outside of the Trust Account.

•

The Business Combination Agreement provides for the continued indemnification of, including, the current and former directors, officers and affiliates of FACT and the Sponsor, and the continuation of directors and officers liability insurance covering FACT’s current directors and officers.

•

The Sponsor and FACT’s directors and officers have agreed not to redeem any FACT Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination and are obligated to vote in favor of the Business Combination.

•

The Sponsor and FACT’s directors and officers have irrevocably waived the anti-dilution adjustments set forth in FACT’s organizational documents, or any other anti-dilution or similar adjustment rights to which they may otherwise be entitled related to or arising from the Business Combination.

•

FACT Initial Shareholders, including the Sponsor (and officers of FACT, directors of FACT, and members of the Sponsor), can earn a positive rate of return on their investment, even if other FACT shareholders experience a negative rate of return in New Complete Solaria.

•

China Bridge Capital, a financial advisor to FACT and affiliate of Edward Zeng, a director of FACT, will be entitled to a customary cash fee, which amount shall be mutually agreed upon, at the Closing of the Business Combination.

•

(i) Tidjane Thiam, Executive Chairman of FACT, (ii) Adam Gishen, Chief Executive Officer of FACT, and (iii) NextG, an affiliate of Edward Zeng, a director of FACT, have purchased 2022 Convertible Notes from Complete Solaria for an aggregate purchase price of $3.5 million. The 2022 Convertible Notes will convert into Complete Solaria Common Stock immediately prior to the Closing of the Business Combination.

•

The fact that Tidjane Thiam and Adam Gishen are each expected to be directors of New Complete Solaria after the Closing of the Business Combination. As such, in the future each of the aforementioned will receive any cash fees, stock options, stock awards or other remuneration that New

Complete Solaria’s board of directors determines to pay them and any applicable compensation as described under the section titled “Executive and Director Compensation.”

Q:	When is the Business Combination expected to be completed?

A:

Subject to the satisfaction or waiver of the Closing conditions described in the section titled “The Business Combination Agreement—Conditions to Closing,” including the adoption of the Business Combination Agreement by the FACT shareholders at the Special Meeting, the Business Combination is expected to close in                , 2023. However, it is possible that factors outside the control of both FACT and the Complete Solaria could result in the Business Combination being completed at a later time, or not being completed at all.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

FACT has engaged a professional proxy solicitation firm, Morrow Sodali LLC, to assist in soliciting proxies for the Special Meeting. FACT has agreed to pay Morrow Sodali LLC a fee of $20,000, plus disbursements. FACT will reimburse Morrow Sodali LLC for reasonable out-of-pocket expenses and will indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses. FACT will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of FACT Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of our ordinary shares, and in obtaining voting instructions from those owners. FACT’s management team may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What are the conditions to completion of the Business Combination?

A:

The Closing of the Business Combination is subject to certain conditions, including, among other things, (i) approval by shareholders of FACT and Complete Solaria of the Business Combination Agreement, the Business Combination and certain other actions related thereto, (ii) the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act (which expired at 11:59 p.m., Eastern Time on April 6, 2023), (iii) the absence of a material adverse event with respect to Complete Solaria, the material adverse effects of which are continuing, (iv) the continued listing of the shares of New Complete Solaria Common Stock on NYSE and (v) the consummation of the Required Transaction (which was consummated on November 4, 2022). If any of these conditions (or any of the other conditions to the Closing set forth in the Business Combination Agreement) are not satisfied, the Business Combination will not be consummated, unless the unsatisfied condition is permitted by applicable law to be waived, and is waived, by the party entitled to the benefit of such condition. For example, the condition in the foregoing clause (iv) may be waived only by Complete Solaria, whereas the condition set forth in the foregoing clause (ii) may not be waived by either Complete Solaria or FACT. Furthermore, in no event will we redeem our Public Shares in an amount that would cause our net tangible assets to be less than $5,000,001. See the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Closing Conditions.”

Q:	What should I do now?

A:

You should read this proxy statement/prospectus carefully in its entirety, including the annexes, and return your completed, signed and dated proxy card(s) by mail in the enclosed postage-paid envelope or submit your voting instructions by telephone or via the internet as soon as possible so that your FACT Ordinary Shares will be voted in accordance with your instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:

Shareholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your FACT Ordinary Shares.

Q:	Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:	If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC

333 Ludlow Street, 5th Floor, South Tower

Stamford, CT 06902

Individuals call toll-free (800) 662-5200

Banks and brokers call (203) 658-9400

Email: FACT.info@investor.morrowsodali.com

You also may obtain additional information about FACT from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of Public Shares and you intend to seek redemption of your shares, you will need to deliver your share certificates (if any) and any other redemption forms (either physically or electronically) to Continental, FACT’s transfer agent, at the address below prior to                 , Eastern Time, on                , 2023. If you have questions regarding the certification of your position or delivery of your stock, please contact:

Continental Stock Transfer & Trust Company

One State Street Plaza, 30th Floor

New York, NY 10004

Attn: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

SUMMARY HISTORICAL FINANCIAL INFORMATION OF FACT

The following tables contain summary historical financial data for FACT. Such data as of and for the years ended December 31, 2022 and 2021 has been derived from the audited consolidated financial statements of FACT included elsewhere in this proxy statement/prospectus.

The information below is only a summary and should be read in conjunction with FACT’s consolidated financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FACT.” FACT’s historical results are not necessarily indicative of future results.

	For the Years Ended December 31,
	2022	2021
Statements of Operations
Operating costs	$4,407,058	$3,782,028

Loss from operations	(4,407,058)	(3,782,028)

Other income (expense):
Foreign currency exchange loss	(17,638)	(1,475)
Interest income on marketable securities held in Trust Account	4,821,632	105,681
Partial reversal of transaction costs incurred in connection with IPO	271,687	—
Change in fair value of warrant liabilities	5,509,917	9,381,750
Change in fair value of convertible note	(196,200)	—
Offering expenses related to warrant issuance	—	(575,278)

Total other income, net	10,389,398	8,910,678

Net income	$5,982,340	$5,128,650

Weighted average shares outstanding, Class A Ordinary Shares subject to possible redemption	34,500,000	28,828,767

Basic and diluted net income per share, Class A Ordinary Shares subject to possible redemption	$0.14	$0.14

Weighted average shares outstanding, Class B Ordinary Shares	8,625,000	8,440,068

Basic and diluted net income per share, Class B Ordinary Shares	$0.14	$0.14

	As of December 31,
	2022	2021
Balance Sheet Data
Total assets	$350,120,913	$346,220,403
Total liabilities	11,683,898	23,142,891
Class A Ordinary Shares subject to possible redemption 34,500,000 shares subject to possible redemption at redemption value at December 31, 2022 and 2021, respectively	349,927,313	345,000,000
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at December 31, 2022 and 2021	—	—
Class A Ordinary Shares, $0.0001 par value; 200,000,000 shares authorized at December 31, 2022 and 2021	—	—
Class B Ordinary Shares, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding at December 31, 2022 and 2021	863	863

Total shareholders’ deficit	(11,490,298)	(21,922,488)

SUMMARY HISTORICAL FINANCIAL INFORMATION OF COMPLETE SOLARIA

The following tables contain summary consolidated historical financial data for Complete Solaria. Such data as of and for the years ended December 31, 2022, 2021 and 2020 has been derived from the audited consolidated financial statements of Complete Solaria included elsewhere in this proxy statement/prospectus.

The information below is only a summary and should be read in conjunction with Complete Solaria’s consolidated financial statements, and the notes and schedules related thereto, which are included elsewhere in this proxy statement/prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Complete Solar.” Complete Solaria’s historical results are not necessarily indicative of future results.

(thousands, except share and per share data.)

	For the Years Ended December 31,
Consolidated Statement of Operations:	2022	2021	2020
Product revenues	$13,325	$—	—
Service revenues	66,475	68,816	29,378

Total revenues	79,800	68,816	29,378
Cost of product revenues	12,847	—	—
Cost of service revenues	46,647	40,123	17,097

Total cost of revenues	59,494	40,123	17,097

Gross profit	20,306	28,693	12,281
Operating expenses:
Sales commissions	21,195	25,061	10,410
Sales and marketing	7,471	5,179	3,185
General and administrative	14,251	5,780	3,801

Operating expenses	42,917	36,020	17,396

Loss from operations	(22,611)	(7,327)	(5,115)
Interest expense	(4,986)	(1,712)	(523)
Interest income	5	—	—
Other income (expense), net	(1,858)	(239)	(41)

Loss before income taxes	(29,450)	(9,278)	(5,679)
Income tax provision, net	(27)	(3)	(3)

Net loss	$(29,477)	$(9,281)	$(5,682)

Comprehensive income (loss):
Foreign currency translation adjustment	27	—	—

Comprehensive loss (net of tax)	$(29,450)	$(9,281)	$(5,682)

Net loss attributable per share attributable to common stockholders, basic and diluted	$(3.73)	$(2.26)	$(2.96)

Weighted average shares used to compute net loss per share attributable to common	7,907,929	4,104,927	1,921,106

	As of December 31,
Consolidated Balance Sheet Data:	2022	2021
Total assets	$228,183	$26,403
Total liabilities	122,902	47,793
Redeemable convertible preferred stock, $0.0001 par value. Authorized 36,698,015 and 20,528,975 shares as of December 31, 2022 and 2021, respectively; issued and outstanding 34,311,133 and 16,564,370 shares as of December 31, 2022 and 2021, respectively; liquidation preference of $158,007 and $31,910 as of December 31, 2022 and 2021 respectively.	155,630	31,401
Common stock, $0.0001 par value. Authorized 60,000,000 and 28,051,328 shares as of December 31, 2022 and 2021, respectively; issued and outstanding shares 6,959,618 and 3,739,572 shares as of December 31, 2022 and 2021, respectively	—	—

Total stockholders’ deficit	(50,349)	(52,791)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following summary unaudited pro forma condensed combined financial information (the “summary pro forma data”) presents the combination of the financial information of FACT and Complete Solaria, adjusted to give effect to the consummation of the Business Combination. Under the Assuming Minimum Redemptions scenario, the Assuming Maximum Redemptions scenario and the Assuming $70 million in Trust Account scenario Complete Solaria is deemed the accounting acquirer while FACT is deemed the legal acquirer. The Transaction will be treated as a reverse recapitalization in accordance with U.S. GAAP. Under this method of accounting, FACT is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Complete Solaria issuing stock for the net assets of FACT, accompanied by a recapitalization. The net assets of FACT will be stated at historical cost, with no goodwill or other intangible assets recognized. The summary unaudited pro forma condensed combined balance sheet as of December 31, 2022 gives pro forma effect to the Business Combination as if it was completed on December 31, 2022. The summary unaudited pro forma condensed combined statements of operations for the year ended December 31, 2022 give pro forma effect to the Business Combination as if it had occurred on January 1, 2022.

The summary pro forma data includes the impact of the acquisition of The Solaria Corporation (“Solaria”) by Complete Solar Holding Corporation (n/k/a Complete Solaria, Inc.) (“Complete Solar”) on November 4, 2022 (the “Required Transaction”). The Required Transaction was deemed to be a material transaction that is separate from the Business Combination. The summary unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022, combines the historical statements of operations of Complete Solaria and Solaria as if the Required Transaction had occurred on January 1, 2022, the beginning of the earliest period presented. The Required Transaction is reflected in the historical balance sheet of Complete Solaria as of December 31, 2022.

The summary pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information (the “pro forma financial statements”) appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the pro forma financial statements. The unaudited pro forma condensed combined financial statements are based upon, and should be read in conjunction with, the historical financial statements and related notes of FACT, Complete Solaria, and Solaria for the applicable periods included in this proxy statement/prospectus.

The summary pro forma data have been presented for informational purposes only and are not necessarily indicative of what FACT’s and Complete Solaria’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the summary pro forma data does not purport to project the future financial position or operating results of Complete Solaria.

The unaudited pro forma condensed combined financial information has been prepared using the assumptions below:

Assuming Minimum Redemptions: Assumes no additional redemptions of the 11,243,496 currently outstanding FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario.

Assuming Maximum Redemptions: Assumes redemptions of 11,243,496 FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario.

Assuming $70 million in Trust Account: Assumes redemption of 4,342,063 FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario. Under the terms of the Business Combination Agreement, FACT is required to use commercially reasonable efforts to obtain non-redemption agreements from public shareholders for at least 7,000,000 FACT Class A Ordinary Shares. To the extent that such non-redemption agreements are not obtained, and the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is less than $70 million, the Sponsor will forfeit up to 1,000,000 FACT Class A Ordinary Shares upon the terms and conditions set forth in the Sponsor Support Agreement. For additional information, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Non Redemption Agreements.” This scenario illustrates the maximum amount of possible redemptions assuming the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is $70 million, and has been included as a potential outcome for comparison with the Assuming Maximum Redemptions and Assuming Minimum Redemptions scenarios. Under this scenario, the pro forma cash and cash equivalents is $43.3 million, which varies from $70 million based on the cash and cash equivalents of FACT and Complete Solaria as of December 31, 2022 and other pro forma adjustments impacting cash and cash equivalents. The variance of $26.7 million includes $28.0 million from the repayment of long-term debt in CS Solis, $12.9 million from the payment of transaction related fees and $1.2 million from the payment of working capital loans due to the Sponsor, offset by $11.0 million in proceeds from the issuance of the 2022 Convertible Notes and $4.5 million of cash and cash equivalents included in the historical balance sheets of FACT and Complete Solaria. In this proxy statement/prospectus, FACT has calculated the Assuming $70 million in Trust Account scenario by determining the number of shares to be redeemed at $10.14 per share that results in $70 million remaining in the Trust Account after redemptions and prior to other pro forma accounting adjustments.

	Combined Pro Forma
(in thousands except share and per share data)	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming $70M in Trust Account

Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data
Year Ended December 31, 2022
Revenues	$113,775	$113,775	$113,775
Net loss	$(58,311)	$(61,962)	$(58,311)
Net loss per share (basic and diluted)	$(0.98)	$(1.31)	$(1.06)
Weighted average shares outstanding (basic and diluted)	59,468,740	47,225,244	55,119,000

Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data
As of December 31, 2022
Total assets	$310,148	$224,140	$266,107
Total liabilities	$66,719	$91,923	$66,719
Total stockholders’ equity (deficit)	$243,429	$132,217	$199,388

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA

PER SHARE FINANCIAL INFORMATION

The following table sets forth summary historical comparative share information for FACT and Complete Solaria and unaudited pro forma condensed combined per share information after giving effect to the Business Combination, assuming the redemption scenarios as follows:

•

Assuming Minimum Redemptions: Assumes no additional redemptions of the 11,243,496 currently outstanding FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario.

•

Assuming Maximum Redemptions: Assumes redemptions of 11,243,496 FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario.

•

Assuming $70 million in Trust Account: Assumes redemption of 4,342,063 FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario. Under the terms of the Business Combination Agreement, FACT is required to use commercially reasonable efforts to obtain non- redemption agreements from public shareholders for at least 7,000,000 FACT Class A Ordinary Shares. To the extent that such non- redemption agreements are not obtained, and the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is less than $70 million, the Sponsor will forfeit up to 1,000,000 FACT Class A Ordinary Shares upon the terms and conditions set forth in the Sponsor Support Agreement. For additional information, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions— Non Redemption Agreements.” This scenario illustrates the maximum amount of possible redemptions assuming the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is $70 million, and has been included as a potential outcome for comparison with the Assuming Maximum Redemptions and Assuming Minimum Redemptions scenarios. Under this scenario, the pro forma cash and cash equivalents is $43.3 million, which varies from $70 million based on the cash and cash equivalents of FACT and Complete Solaria as of December 31, 2022 and other pro forma adjustments impacting cash and cash equivalents. The variance of $26.7 million includes $28.0 million from the repayment of long-term debt in CS Solis, $12.9 million from the payment of transaction related fees and $1.2 million from the payment of working capital loans due to the Sponsor, offset by $11.0 million in proceeds from the issuance of the 2022 Convertible Notes and $4.5 million of cash and cash equivalents included in the historical balance sheets of FACT and Complete Solaria. In this proxy statement/prospectus, FACT has calculated the Assuming $70 million in Trust Account scenario by determining the number of shares to be redeemed at $10.14 per share that results in $70 million remaining in the Trust Account after redemptions and prior to other pro forma accounting adjustments.

The pro forma book value information reflects the Business Combination as if it had occurred on December 31, 2022. The net loss per share information for the year ended December 31, 2022 presents pro forma effect to the Business Combination as if it had been completed on January 1, 2022.

This information is only a summary and should be read together with FACT’s and Complete Solaria’s audited financial statements and related notes, the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FACT,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Complete Solaria,” and other financial information included elsewhere in this proxy statement/prospectus. The unaudited pro forma condensed combined per share information of FACT and Complete Solaria is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined net loss per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma condensed combined book value per share information below does not purport to represent what the value of FACT and Complete Solaria would have been had the companies been combined during the periods presented.

	Historical		Pro Forma Combined(1)
	FACT	Complete Solaria	Assuming Minimum Redemptions(4)	Assuming Maximum Redemptions(4)	Assuming $70M in Trust Account(4)
	As of and for the year ended December 31, 2022(2)
Book value per common share – basic and diluted(3)	$(0.27)	$(7.23)	$4.43	$3.10	$3.94
Net loss per common share – basic and diluted		$(3.73)	$(0.98)	$(1.31)	$(1.06)
Weighted average common shares outstanding – basic and diluted		7,907,929	59,468,740	47,225,244	55,119,000
Net income per Class A Ordinary Share, basic and diluted	$0.14
Weighted average shares outstanding of Class A Ordinary Shares	34,500,000
Net income per Class B Ordinary Share, basic and diluted	$0.14
Weighted average shares outstanding of Class B Ordinary Shares	8,625,000

(1)

For purposes of determining the number of shares at Closing, we have assumed that the number of shares of Complete Solaria Common Stock to be issued and outstanding as of December 31, 2022 (i.e., 6,971,933 shares of Complete Solaria Common Stock, 34,311,133 shares of Complete Solaria redeemable convertible preferred stock and 4,770,558 shares of Complete Solaria Common Stock associated with the conversion of the 2022 Convertible Notes are expected to be converted into 38,460,389 shares of New Complete Solaria Common Stock) by the Merger Consideration Per Fully Diluted Share. Merger Consideration Per Fully Diluted Share, has been calculated in the manner contemplated by the Business Combination Agreement as the quotient obtained by dividing (i) 49,770,558 (the number of Complete Solaria Merger Shares), by (ii) approximately 59,596,764 (the number of Complete Solaria fully diluted Common Shares). The pro forma basic and diluted per share data for Complete Solaria does not include the estimated 11,310,044 shares of New Complete Solaria Common Stock after applying the Merger Consideration Per Fully Diluted Share, which may be issued upon the exercise of the Complete Solaria Options, and Warrants, respectively.

(2)	There were no cash dividends declared in the period presented.

(3)	Book value per share is calculated using the formula: Total stockholders’ equity (deficit) from the Balance Sheet as of December 31, 2022 divided by common shares outstanding as of December 31, 2022.
(4)	After giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment.

The following table presents the anticipated ownership of New Complete Solaria upon the Closing, which does not give effect to the potential exercise of any warrants and otherwise assumes the following redemption scenarios:

	Assuming Minimum Redemptions (Shares)(4)		Assuming Maximum Redemptions (Shares)(4)		Assuming $70M in Trust Account (Shares)(4)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Complete Solaria Shareholders (3)	34,476,391	62.7%	34,476,391	80.8%	34,476,391	68.2%
Complete Solaria convertible noteholders (3)	3,983,998	7.3%	3,983,998	9.3%	3,983,998	7.9%
Founder Shares(1), (2)	5,224,000	9.5%	4,224,000	9.9%	5,224,000	10.3%
FACT Public Stockholders	11,243,496	20.5%	—	—	6,893,756	13.6%

Total	54,927,885	100.0%	42,684,389	100.0%	50,578,145	100.0%

(1)

The above table excludes 3,401,000 Sponsor Earnout Shares, which will become unvested immediately following the Closing of the Business Combination and subject to vesting based on the trading price of New Complete Solaria Common Stock. The Sponsor Earnout Shares would further increase the ownership percentages of Sponsor and would dilute the ownership of all stockholders, as further discussed below.

(2)

Includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund at Closing (which would then be aggregated with FACT Public Stockholders herein) pursuant to the Polar Subscription Agreement, as set forth in the section titled "Beneficial Ownership of Securities." Under the Assuming Maximum Redemptions scenario, excludes 1,000,000 FACT Class B Ordinary Shares held by the Sponsor, which will be forfeited if the cash held in the Trust Account following the Closing is less than $70 million.

(3)

The above table excludes the transfer of 500,000 shares of New Complete Solaria Common Stock and 363,285 FACT Private Placement Warrants from the Sponsor to Complete Solaria convertible noteholders and excludes the up to 500,000 shares of New Complete Solaria Common Stock to be transferred to Complete Solaria convertible noteholders based on the average trading price of New Complete Solaria Common Stock. For more information, see the section titled “Proposal No. 1—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Complete Solaria Convertible Note Financing.” The transfer of New Complete Solaria Common Stock and Private Placement Warrants from the Sponsor to the Complete Solaria convertible noteholders would further increase the ownership percentages of Complete Solaria convertible noteholders and would dilute the ownership of all stockholders, as further discussed below.

(4)	After giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment.

The table set forth above does not take into account warrants to purchase Class A Ordinary Shares that will remain outstanding immediately following the Business Combination, but does include the Founder Shares. The Public Warrants and Private Placement Warrants will become exercisable on the later of one year from the closing of the IPO and 30 days after the completion of the Business Combination and will expire five years after the completion of the Business Combination or earlier upon their redemption or liquidation. If we assume that all outstanding 8,625,000 Public Warrants 6,266,667 Private Placement Warrants, 6,156,290 stock options and 5,153,754 warrants assumed from Complete Solaria were exercisable and exercised following completion of the Business Combination (and each other assumption applicable to the table set forth above remains the same), then the ownership of New Complete Solaria would be as follows:

	Assuming Minimum Redemptions (Shares)(2)		Assuming Maximum Redemptions (Shares)(2)		Assuming $70M in Trust Account (Shares)(2)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Complete Solaria Shareholders	45,786,435	53.7%	45,786,435	62.6%	45,786,435	56.6%
Complete Solaria convertible noteholders	3,983,998	4.7%	3,983,998	5.5%	3,983,998	4.9%
Sponsor and affiliates(1)	8,502,500	10.0%	7,502,500	10.3%	8,502,500	10.5%
Private Placement Warrants in connection with Promissory Notes held by the Sponsor and its affiliates	883,333	1.0%	883,333	1.2%	883,333	1.1%
Private Placement Warrants	6,266,667	7.3%	6,266,667	8.6%	6,266,667	7.7%
Public Warrants	8,625,000	10.1%	8,625,000	11.8%	8,625,000	10.7%
FACT Public Stockholders	11,243,496	13.2%	—	—	6,893,756	8.5%

Total	85,291,429	100.0%	73,047,933	100.0%	80,941,689	100.0%

(1)

Includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund (which would then be aggregated with Public Shares held by Public Shareholders herein) at Closing pursuant to the Polar Subscription Agreement, as set forth in the section titled “Beneficial Ownership of Securities.”

(2)	After giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment.

In addition to the changes in percentage ownerships depicted above, variation in the levels of redemption will impact the dilutive effect of certain equity issuances related to the Business Combination, which would not otherwise be present in an underwritten public offering. Increasing levels of redemption will increase the dilutive effects of these issuances on non-redeeming stockholders. See the section titled “Risk Factors” as to the number of public shares that will be redeemed and the potential impact to public stockholders who do not elect to redeem their public shares.

	Assuming Minimum Redemptions (Shares)(10)		Assuming Maximum Redemptions (Shares)(10)		Assuming $70M in Trust Account (Shares)(10)
	Number of Shares	Value per Share(3)	Number of Shares	Value per Share(1)	Number of Shares	Value per Share(2)
Base Scenario(4)	54,927,885	$10.14	42,684,389	$10.14	50,578,145	$10.14
Excluding FACT Initial Shareholders(5)	49,703,885	9.45	38,460,389	8.98	45,354,145	9.38
Exercising Public Warrants(6)(7)	63,552,885	8.76	51,309,389	8.44	59,203,145	8.66
Exercising Private Placement Warrants(7)(8)	55,554,552	10.03	43,311,056	9.99	51,204,812	10.02
Exercising Public and Private Placement Warrants(7)(9)	64,179,585	8.68	51,936,089	8.33	59,829,845	8.57

(1)

Based on a post-transaction equity value of New Complete Solaria of $432.8 million, or $546.8 million less the approximately $114.0 million that would be paid from the Trust Account to redeem 11,243,496 shares of Class A Ordinary Shares in connection with the Business Combination.

(2)

Based on a post-transaction equity value of New Complete Solaria of $512.9 million, or $556.9 million less the approximately $44.0 million that would be paid from the Trust Account to redeem 4,342,063 shares of Class A Ordinary Shares in connection with the Business Combination.

(3)	Based on a post-transaction equity value of New Complete Solaria of $556.9 million.
(4)

Represents (a) the 38,460,389 shares of New Complete Solaria Common Stock that would be issued to the Complete Solaria Stockholders in the Business Combination, (b) the conversion of 5,224,000 Class B Ordinary Shares held by the FACT Initial Shareholders (includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund at Closing pursuant to the Polar Subscription Agreement, as set forth in the section titled “Beneficial Ownership of Securities”), and (c) the public shares, less any redemptions described above (“Base Scenario”).

(5)

Represents the Base Scenario excluding the 5,224,000 shares of converted Class B Ordinary Shares held by the FACT Initial Shareholders (includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund at Closing pursuant to the Polar Subscription Agreement, as set forth in the section titled “Beneficial Ownership of Securities”).

(6)	Represents the Base Scenario plus the full exercise of the Public Warrants.
(7)	Analysis does not account for exercise prices to be paid in connection with the exercise of warrants.
(8)	Represents the Base Scenario plus the full exercise of the Private Placement Warrants.
(9)	Represents the Base Scenario plus the full exercise of the Public Warrants and the Private Placement Warrants.
(10)	After giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment.

The table below shows the issuances of New Complete Solaria Common Stock resulting from the recapitalization and exchange of outstanding Complete Solaria equity.

Shares designated as:	Shares issued and outstanding	New Complete Solaria Common Stock
Series A redeemable convertible preferred stock	15,278	12,759
Series A-2 redeemable convertible preferred stock	6,667	5,568
Series B redeemable convertible preferred stock	1,024,617	855,680
Series C redeemable convertible preferred stock	12,717,525	10,620,683
Series C-1 redeemable convertible preferred stock	2,800,283	2,338,577
Series D-1 redeemable convertible preferred stock	2,660,797	2,222,090
Series D-2 redeemable convertible preferred stock	62,498	52,193
Series D-3 redeemable convertible preferred stock	48,256	40,300
Series D-4 redeemable convertible preferred stock	2,139,030	1,786,351
Series D-5 redeemable convertible preferred stock	479,370	400,332
Series D-6 redeemable convertible preferred stock	921,250	769,356
Series D-7 redeemable convertible preferred stock	3,263,900	2,725,754
Series D-8 redeemable convertible preferred stock	8,171,662	6,824,333
Convertible bridge notes	4,770,558	3,983,997
Common shares	6,971,933	5,822,416

Total	46,053,624	38,460,389

MARKET PRICE, TICKER SYMBOLS AND DIVIDEND INFORMATION

FACT

Units, Common Stock and Warrants

The FACT Class A Ordinary Shares and FACT Public Warrants are currently listed on the NYSE under the symbols “FACT” and “FACT.WS”, respectively. Certain of the FACT Class A Ordinary Shares and FACT Public Warrants currently trade as FACT Public Units consisting of one underlying FACT Class A Ordinary Share and one-fourth of one underlying redeemable warrant and are listed on the NYSE under the symbol “FACT.U.” The units will automatically separate into their component securities upon consummation of the Domestication and, as a result, will no longer trade as an independent security. Upon the Closing, we intend to change our name from “Freedom Acquisition I Corp.” to “Complete Solaria, Inc.”    We intend to apply for listing, to be effective at the time of the Business Combination, of the New Complete Solaria Common Stock and the New Complete Solaria Public Warrants on the NYSE under the proposed symbols “CSLR” and “CSLR.WS.”

Holders

As of                 , 2023, there were                  holders of record of FACT Public Units,                  holders of record of Class A Ordinary Shares and                  holders of record of FACT Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose FACT Public Units, Class A Ordinary Shares and FACT Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

FACT has not paid any cash dividends on the FACT Ordinary Shares to date and does not intend to pay any cash dividends prior to the Closing of the Business Combination. The payment of cash dividends in the future will be dependent upon New Complete Solaria’s revenues and earnings, if any, capital requirements and general financial condition subsequent to the Closing of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the New Complete Solaria’s Board at such time.

Complete Solaria

There is no public market for Complete Solaria’s equity securities.

RISK FACTORS

You should carefully consider all of the following risk factors, together with all of the other information in this proxy statement/prospectus, including the financial information, before deciding how to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus.

Risks Related to our Businesses and Industry

The value of your investment in New Complete Solaria following the completion of the Business Combination will be subject to significant risks affecting, among other things, New Complete Solaria’s businesses, financial condition and results of operations. You should carefully consider the risks and uncertainties described below and other information included in this proxy statement/prospectus. If any of the events described below occur, the post-Business Combination business and financial results could be materially adversely affected. This could result in a decline, which may be significant, in the trading price of New Complete Solaria Common Stock and you therefore may lose all or part of your investment.

Complete Solaria’s business currently depends in part on the availability of rebates, tax credits and other financial incentives. The expiration, elimination or reduction of these rebates, credits or incentives or the ability to monetize them could adversely impact the business.

U.S. federal, state and local government bodies provide incentives to end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives such as system performance payments, payments for renewable energy credits associated with renewable energy generation and the exclusion of solar energy systems from property tax assessments. These incentives enable Complete Solaria to lower the price charged to customers for energy and for solar energy systems. However, these incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as solar energy adoption rates increase. These reductions or terminations often occur without warning.

The IRA extended and modified prior law applicable to tax credits that are available with respect to solar energy systems. Under the IRA, the following credits are available: (i) a production tax credit under Code Section 44 (for facilities that begin construction before January 1, 2025) and Code Section 45Y (for facilities that begin construction between January 1, 2025 and the year that is four calendar years after the year in which certain U.S. greenhouse gas emissions percentages are met) (the “PTC”) in connection with the installation of certain solar facilities and energy storage technology, (ii) an investment tax credit under Code Section 48 (for facilities that begin construction before January 1, 2025) and Code Section 48E (for facilities that begin construction between January 1, 2025 and the year that is four calendar years after the year in which certain U.S. greenhouse gas emissions percentages are met) (the “ITC”) in connection with the installation of certain solar facilities and energy storage technology, and (iii) a residential clean energy credit (the “Section 25D Credit”) in connection with the installation of property that uses solar energy to generate electricity for residential use.

Prior to the IRA, the PTC for solar facilities had phased out and was no longer available. The IRA reinstated the PTC for solar facilities. The PTC available to a taxpayer in a taxable year is equal to a certain rate multiplied by the kilowatt hours of electricity produced by the taxpayer from solar energy at a facility owned by it and sold to an unrelated party during that taxable year. The base rate for the PTC is 0.3 cents. This rate is increased to 1.5 cents for projects that (i) have a maximum net output of less than one MW AC, (ii) begin construction before January 29, 2023, or (iii) meet certain prevailing wage and apprenticeship requirements. It also may be increased for projects that include a certain percentage of components that were produced in the United States, projects that are located in certain energy communities, and projects that are located in low-income communities.

The ITC available to a taxpayer in a taxable year is equal to the “energy percentage” of the basis of “energy property” placed in service by the taxpayer during that taxable year. “Energy property” includes equipment that uses solar energy to generate electricity (including structural components that are necessary to the functioning of a solar facility as a whole) and certain energy storage systems (including batteries included as part of or adjacent to a solar facility). The base “energy percentage” for the ITC is 6%. This energy percentage is increased to 30% for projects that (i) have a maximum net output of less than one MW AC, (ii) begin construction before January 29, 2023, or (iii) meet certain prevailing wage and apprenticeship requirements. It also may be increased for projects that include a certain percentage of components that were produced in the United States, projects that are located in certain energy communities, and projects that are located in low-income communities. ITCs are subject to recapture if, during the five-year period after a facility is placed in service, the facility is sold, exchanged, involuntarily converted, or ceases its business usage. If the event that causes such recapture occurs within the first year after a project is placed in service, 100% of the ITCs will be recaptured. The recapture percentage is reduced 20% for each subsequent year. Historically, Complete Solaria has utilized the ITC when available for both residential and commercial leases and power purchase agreements, based on ownership of the solar energy system.

The Section 25D Credit available to a taxpayer is equal to the “applicable percentage” of expenditures for property that uses solar energy to generate electricity for use in a dwelling unit used as a residence by the taxpayer. The applicable percentage is 26% for such systems that are placed in service before January 1, 2022, 30% for such systems that are placed in service after December 31, 2021 and before January 1, 2033, 26% for such systems that are placed in service in 2033, and 22% for such systems that are placed in service in 2034. The Section 25D Credit is scheduled to expire effective January 1, 2035. Although it is unlikely that Complete Solaria would qualify for the Section 25D Credit, the availability of the Section 25D Credit may impact the prices of its solar energy systems.

Reductions in, eliminations of, or expirations of, governmental incentives could adversely impact results of operations and ability to compete in this industry by increasing the cost of capital, causing Complete Solaria to increase the prices of its energy and solar energy systems and reduce the size of its addressable market.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory, and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for the products and services of Complete Solaria.

The market for electric generation products is heavily influenced by federal, state and local government laws, regulations and policies concerning the electric utility industry in the United States and abroad, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation, and changes that make solar power less competitive with other power sources could deter investment in the research and development of alternative energy sources as well as customer purchases of solar power technology, which could in turn result in a significant reduction in the demand for the solar power products of Complete Solaria. The market for electric generation equipment is also influenced by trade and local content laws, regulations and policies that can discourage growth and competition in the solar industry and create economic barriers to the purchase of solar power products, thus reducing demand for the solar products of Complete Solaria. In addition, on-grid applications depend on access to the grid, which is also regulated by government entities. Complete Solaria anticipates that its solar power products and their installation will continue to be subject to oversight and regulation in accordance with federal, state, local and foreign regulations relating to construction, safety, environmental protection, utility interconnection and metering, trade, and related matters. It is difficult to track the requirements of individual states or local jurisdictions and design equipment to comply with the varying standards. In addition, the United States and European Union, among others, have imposed tariffs or are in the process of evaluating the imposition of tariffs on solar panels, solar cells, polysilicon, and potentially other components. These and any other tariffs or similar taxes or duties may increase the price of the solar products of Complete Solaria and adversely affect the cost reduction roadmap, which could harm the company’s results of operations and financial condition. Any new regulations or policies pertaining to Complete Solaria’s solar power products may result in significant additional expenses for its customers, which could cause a significant reduction in demand for Complete Solaria’s solar power products.

Complete Solaria relies on net metering and related policies to offer competitive pricing to customers in many of its current markets and changes to net metering policies may significantly reduce demand for electricity from residential solar energy systems.

Net metering is one of several key policies that have enabled the growth of distributed generation solar energy systems in the United States, providing significant value to customers for electricity generated by their residential solar energy systems but not directly consumed on-site. Net metering allows a homeowner to pay his or her local electric utility for power usage net of production from the solar energy system or other distributed generation source. Homeowners receive a credit for the energy an interconnected solar energy system generates in excess of that needed by the home to offset energy purchases from the centralized utility made at times when the solar energy system is not generating sufficient energy to meet the customer’s demand. In many markets, this credit is equal to the residential retail rate for electricity and in other markets, such as Hawaii and Nevada, the rate is less than the retail rate and may be set, for example, as a percentage of the retail rate or based upon a valuation of the excess electricity. In some states and utility territories, customers are also reimbursed by the centralized electric utility for net excess generation on a periodic basis.

Net metering programs have been subject to legislative and regulatory scrutiny in some states and territories including, but not limited to, California, New Jersey, Arizona, Nevada, Connecticut, Florida, Maine, Kentucky, Puerto Rico and Guam. These jurisdictions, by statute, regulation, administrative order or a combination thereof, have recently adopted or are considering new restrictions and additional changes to net metering programs either on a state-wide basis or within specific utility territories. Many of these measures were introduced and supported by centralized electric utilities. These measures vary by jurisdiction and may include a reduction in the rates or value of the credits customers are paid or receive for the power they deliver back to the electrical grid, caps or limits on the aggregate installed capacity of generation in a state or utility territory eligible for net metering, expiration dates for and phasing out of net metering programs, replacement of net metering programs with alternative programs that may provide less compensation and limits on the capacity size of individual distributed generation systems that can qualify for net metering. Net metering and related policies concerning distributed generation also received attention from federal legislators and regulators.

In California, the California Public Utilities Commission (“CPUC”) issued an order in 2016 retaining retail-based net metering credits for residential customers of California’s major utilities as part of Net Energy Metering 2.0 (“NEM 2.0”). Under NEM 2.0, new distributed generation customers receive the retail rate for electricity exported to the grid, less certain non-bypassable fees. Customers under NEM 2.0 also are subject to interconnection charges and time-of-use rates. Existing customers who receive service under the prior net metering program, as well as new customers under the NEM 2.0 program, currently are permitted to remain covered by them on a legacy basis for a period of 20 years. On September 3, 2020, the CPUC opened a new proceeding to review its current net metering policies and to develop Net Energy Metering 3.0 (“NEM 3.0”), also referred to by the CPUC as the NEM 2.0 successor tariff. NEM 3.0 was finalized on December 15, 2022 and will include several changes from previous net metering plans. There will be changes that impact the amount that homeowners with solar power will be able to recuperate when selling excess energy back to the utility grid. With NEM 3.0, the value of the credits for net exports will be tied to the state’s 2022 Distributed Energy Resources Avoided Cost Calculator Documentation (“ACC”). Another significant change with NEM 3.0 will be applied to the netting period: the time period over which the utilities measure the clean energy being imported or exported. In general, longer netting periods have typically been advantageous for solar power customers because any consumption can be offset with production. NEM 3.0 will instead measure energy using instantaneous netting, which means interval netting approximately every 15 minutes. This will lead to more NEM customers’ electricity registering as exports, now valued at the new, lower ACC value.

Complete Solaria utilizes a limited number of suppliers of solar panels and other system components to adequately meet anticipated demand for its solar service offerings. Any shortage, delay or component price change from these suppliers or delays and price increases associated with the product transport logistics could result in sales and installation delays, cancellations and loss of market share.

Complete Solaria purchases solar panels, inverters and other system components from a limited number of suppliers, which makes it susceptible to quality issues, shortages and price changes. If Complete Solaria fails to develop, maintain and expand relationships with existing or new suppliers, the company may be unable to adequately meet anticipated demand for its solar energy systems or may only be able to offer its systems at higher costs or after delays. If one or more of the suppliers that Complete Solaria relies upon to meet anticipated demand ceases or reduces production, the company may be unable to satisfy this demand due to an inability to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms.

In particular, there are a limited number of inverter suppliers. Once Complete Solaria designs a system for use with a particular inverter, if that type of inverter is not readily available at an anticipated price, the company may incur additional delay and expense to redesign the system.

In addition, production of solar panels involves the use of numerous raw materials and components. Several of these have experienced periods of limited availability, particularly polysilicon, as well as indium, cadmium telluride, aluminum and copper. The manufacturing infrastructure for some of these raw materials and components has a long lead time, requires significant capital investment and relies on the continued availability of key commodity materials, potentially resulting in an inability to meet demand for these components. The prices for these raw materials and components fluctuate depending on global market conditions and demand and Complete Solaria may experience rapid increases in costs or sustained periods of limited supplies.

Despite efforts to obtain components from multiple sources whenever possible, many suppliers may be single-source suppliers of certain components. If Complete Solaria is not able to maintain long-term supply agreements or identify and qualify multiple sources for components, access to supplies at satisfactory prices, volumes and quality levels may be harmed. Complete Solaria may also experience delivery delays of components from suppliers in various global locations. In addition, while there are alternative suppliers and service providers that Complete Solaria could enter into agreements with to replace its suppliers on commercially reasonable terms, Complete Solaria may be unable to establish alternate supply relationships or obtain or engineer replacement components in the short term, or at all, at favorable prices or costs. Qualifying alternate suppliers or developing Complete Solaria’s own replacements for certain components may be time-consuming and costly and may force it to make modifications to its product designs.

Complete Solaria’s need to purchase supplies globally and its continued international expansion further subjects it to risks relating to currency fluctuations. Any decline in the exchange rate of the U.S. dollar compared to the functional currency of component suppliers could increase component prices. In addition, the state of the financial markets could limit suppliers’ ability to raise capital if they are required to expand their production to meet Complete Solaria’s needs or satisfy their operating capital requirements. Changes in economic and business conditions, wars, governmental changes and other factors beyond Complete Solaria’s control or which the company does not presently anticipate, could also affect suppliers’ solvency and ability to deliver components on a timely basis. Any of these shortages, delays or price changes could limit Complete Solaria’s growth, cause cancellations or adversely affect profitability and the ability to effectively compete in the markets in which the company operates.

Complete Solaria utilizes third-party sales and installation partners whose performance could result in sales and installation delays, cancellations, and loss of market share.

Complete Solaria outsources its module manufacturing to contract manufacturers in Thailand, Vietnam, and India. As a result of outsourcing, Complete Solaria faces several significant risks, including limited control over assembly and testing capacity, delivery schedules, quality assurance, manufacturing yields, production costs and tariffs. If the operations of third-party contract manufacturers were disrupted or their financial stability impaired, or if they were unable or unwilling to devote capacity to Complete Solaria’s solar panels in a timely manner, the company’s business could suffer as it might be unable to produce finished solar panels on a timely basis. Complete Solaria also risks customer delays resulting from an inability to move module production to an alternate provider or to complete production internationally, and it may not be possible to obtain sufficient capacity or comparable production costs at another facility in a timely manner. In addition, migrating Complete Solaria’s design methodology to third-party contract manufacturers or to a captive panel assembly facility could involve increased costs, resources and development time, and utilizing additional third-party contract manufacturers could expose the company to further risk of losing control over intellectual property and the quality of solar panels. Any reduction in the supply of solar panels could impair revenue by significantly delaying the ability to ship products and potentially damage relationships with new and existing customers, any of which could have a material and adverse effect on Complete Solaria’s financial condition and results of operation.

Complete Solaria may be unable to generate sufficient cash flows or obtain access to external financing necessary to fund operations and make adequate capital investments as planned due to the general economic environment and any market pressure that would drive down the average selling prices of solar power products, among other factors.

To develop new products, including its Power XT Modules, support future growth, achieve operating efficiencies, and maintain product quality, Complete Solaria must make capital investments in research and development, and product and process technology. Complete Solaria’s activities have required and will continue to require investment of capital and substantial engineering expenditures.

Complete Solaria manages its working capital requirements and funds its committed capital expenditures through its current cash and cash equivalents, and cash generated from operations, and funds available under venture debt lines of credits (the “Credit Facilities”). Upon termination of the Credit Facilities, Complete Solaria may be unable to find adequate credit support in replacement, on acceptable terms or at all. In such case, Complete Solaria’s ability to obtain adequate amounts of debt financing may be harmed. The lenders under Complete Solaria’s credit facilities and holders of its debentures may also require the repayment of indebtedness to them in the event that obligations under other indebtedness or contracts in excess of the applicable threshold amount are accelerated and Complete Solaria fails to discharge such obligations. If the capital resources of Complete Solaria are insufficient to satisfy liquidity requirements, for example, due to cross acceleration of indebtedness, Complete Solaria may seek to sell additional equity investments or debt securities or obtain other debt financings. Market conditions, however, could limit the ability to raise capital by issuing new equity or debt securities on acceptable terms, and lenders may be unwilling to lend funds on acceptable terms. The sale of additional equity investments or convertible debt securities may result in additional dilution to Complete Solaria’s stockholders. Additional debt would result in increased expenses and could impose new restrictive covenants that may be different from those restrictions contained in the covenants under certain of Complete Solaria’s current debt agreements and debentures. Financing arrangements, including letters of credit facilities, may not be available to Complete Solaria, or may not be available in amounts or on terms acceptable to the company. If additional financing is not available, Complete Solaria may be forced to seek to sell assets or reduce or delay capital investments, any of which could adversely affect the business, results of operations and financial condition.

If Complete Solaria cannot generate sufficient cash flows, find other sources of capital to fund operations and projects, or make adequate capital investments to remain technologically and price competitive, Complete Solaria may need to sell additional equity investments or debt securities, or obtain other debt financings. If adequate funds from these or and other sources are not available on acceptable terms, the ability to fund operations, develop and expand the distribution network, maintain research and development efforts, meet debt service obligations, or otherwise respond to competitive pressures would be significantly impaired. Complete Solaria’s inability to do any of the foregoing could have a material adverse effect on the business, results of operations and financial condition.

Complete Solaria’s business substantially focuses on solar service agreements and transactions with residential customers.

Complete Solaria’s business substantially focuses on solar service agreements and transactions with residential customers. Complete Solaria’s energy system sales to homeowners utilize power purchase agreements (“PPAs”), leases, loans and other products and services. Complete Solaria currently offers PPAs and leases through Sunrun, Inc., EverBright, LLC, Sunnova Energy International, and OakStar Bank. If Complete Solaria were to be unable to arrange new or alternative methods of financing for PPAs and leases on favorable terms, the business, financial condition, results of operations and prospects could be materially and adversely affected.

Changes in international trade policies, tariffs, or trade disputes could significantly and adversely affect Complete Solaria’s business, revenues, margins, results of operations, and cash flows.

On February 7, 2018, safeguard tariffs on imported solar cells and modules went into effect pursuant to Proclamation 9693, which approved recommendations to provide relief to U.S. manufacturers and impose safeguard tariffs on imported solar cells and modules, based on the investigations, findings, and recommendations of the U.S. International Trade Commission (the “International Trade Commission”). Since 2021, modules are subject to a tariff rate of 15%. Cells are subjected to a tariff-rate quota, under which the first 2.5 GW of cell imports each year will be exempt from tariffs; and cells imported after the 2.5 GW quota has been reached will be subject to the same 30% tariff as modules in the first year, with the same 5% decline in each of the three subsequent years. The tariff-free cell quota applies globally, without any allocation by country or region.

The tariffs could materially and adversely affect the business and results of operations of Complete Solaria. While solar cells and modules based on interdigitated back contact technology were granted exclusion from these safeguard tariffs on September 19, 2018, Complete Solaria’s solar products based on other technologies continue to be subject to the safeguard tariffs. Although Complete Solaria is actively engaged in efforts to mitigate the effect of these tariffs, there is no guarantee that these efforts will be successful.

Uncertainty surrounding the implications of existing tariffs affecting the U.S. solar market and potential trade tensions between the United States and other countries is likely to cause market volatility, price fluctuations, supply shortages, and project delays, any of which could harm the business, and the pursuit of mitigating actions may divert substantial resources from other projects. Further, the Uyghur Forced Labor Prevention Act may inhibit importation of certain solar modules or components. In addition, the imposition of tariffs is likely to result in a wide range of impacts to the U.S. solar industry and the global manufacturing market, as well as Complete Solaria’s business in particular. Such tariffs could materially increase the price of Complete Solaria’s solar products and result in significant additional costs to the company, its resellers, and the resellers’ customers, which could cause a significant reduction in demand for the company’s solar power products and greatly reduce its competitive advantage.

If Complete Solaria fails to manage operations and growth effectively, it may be unable to execute its business plan, maintain high levels of customer service or adequately address competitive challenges.

Complete Solaria has experienced significant growth in recent periods as measured by its number of customers; the company intends to continue efforts to expand the business within existing and new markets. This growth has placed, and any future growth may place, a strain on management, operational and financial infrastructure. Complete Solaria’s growth requires its management to devote a significant amount of time and effort to maintain and expand relationships with customers, dealers and other third parties, attract new customers and dealers, arrange financing for growth and manage expansion into additional markets.

In addition, Complete Solaria’s current and planned operations, personnel, information technology and other systems and procedures might be inadequate to support future growth and may require it to make additional unanticipated investments in its infrastructure. Complete Solaria’s success and ability to further scale its business will depend, in part, on its ability to manage these changes in a cost-effective and efficient manner.

If Complete Solaria cannot manage operations and growth, it may be unable to meet expectations regarding growth, opportunity and financial targets, take advantage of market opportunities, execute its business strategies or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings or other operational difficulties. Any failure to effectively manage Complete Solaria’s operations and growth could adversely impact its reputation, business, financial condition, cash flows and results of operations.

Complete Solaria has international activities and customers in the European Union, and plans to continue these efforts, which subjects the company to additional business risks, including logistical and compliance related complexity.

A portion of Complete Solaria’s sales are made to customers outside of the United States, and a substantial portion of its supply agreements are with supply and equipment vendors located outside of the United States. Complete Solaria has solar cell and module production lines located at its outsourced manufacturing facilities in Thailand, Vietnam, and India. Complete Solaria is also considering other manufacturing locations.

Risks Complete Solaria faces in conducting business internationally include:

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multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, data protection laws, environmental protection, regulatory requirements, international trade agreements, and other government approvals, permits and licenses;

•	difficulties and costs in staffing and managing foreign operations as well as cultural differences;

•	potentially adverse tax consequences associated with current, future or deemed permanent establishment of operations in multiple countries;

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relatively uncertain legal systems, including potentially limited protection for intellectual property rights, and laws, changes in the governmental incentives that Complete Solaria relies on, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in certain countries or otherwise place them at a competitive disadvantage in relation to domestic companies;

•	inadequate local infrastructure and developing telecommunications infrastructures;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	currency fluctuations, government-fixed foreign exchange rates, the effects of currency hedging activity, and the potential inability to hedge currency fluctuations;

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions;

•

trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of Complete Solaria’s products and make the company less competitive in some countries; and

•	liabilities associated with compliance with laws (for example, the Foreign Corrupt Practices Act in the United States and similar laws outside of the United States).

Complete Solaria has an organizational structure involving entities globally. This increases the potential impact of adverse changes in laws, rules and regulations affecting the free flow of goods and personnel, and therefore heightens some of the risks noted above. Further, this structure requires Complete Solaria to effectively manage its international inventory and warehouses. If Complete Solaria fails to do so, its shipping movements may not correspond with product demand and flow. Unsettled intercompany balances between entities could result, if changes in law, regulations or related interpretations occur in adverse tax or other consequences that affect capital structure, intercompany interest rates and legal structure. If Complete Solaria is unable to successfully manage any such risks, any one or more could materially and negatively affect its business, financial condition and results of operations.

Complete Solaria has incurred losses and may be unable to achieve or sustain profitability in the future.

Complete Solaria has incurred net losses in the past and had an accumulated deficit of $85.4 million as of December 31, 2022. Complete Solaria will continue to incur net losses as spending increases to finance the expansion of operations, installation, engineering, administrative, sales and marketing staffs, spending increases on brand awareness and other sales and marketing initiatives, and implement internal systems and infrastructure to support the company’s growth. Complete Solaria does not know whether revenue will grow rapidly enough to absorb these costs, and its limited operating history makes it difficult to assess the extent of these expenses or their impact on results of operations. Complete Solaria’s ability to achieve profitability depends on a number of factors, including but not limited to:

•	Growing the customer base;

•	Maintaining or further lowering the cost of capital;

•	Reducing the cost of components for its solar service offerings;

•	Growing and maintaining its channel partner network;

•	Growing its direct-to-consumer business to scale; and

•	Reducing operating costs by lowering customer acquisition costs and optimizing its design and installation processes and supply chain logistics.

Even if Complete Solaria does achieve profitability, it may be unable to sustain or increase profitability in the future.

A material drop in the retail price of utility-generated electricity or electricity from other sources could adversely impact Complete Solaria’s ability to attract customers which would harm its business, financial condition and results of operations.

Complete Solaria believes that a homeowner’s decision to buy solar energy from it is primarily driven by a desire to lower electricity costs. Decreases in the retail prices of electricity from utilities or other energy sources would harm Complete Solaria’s ability to offer competitive pricing and could harm its business. The price of electricity from utilities could decrease as a result of:

•	the construction of a significant number of new power generation plants, including nuclear, coal, natural gas or renewable energy technologies;

•	the construction of additional electric transmission and distribution lines;

•

a reduction in the price of natural gas or other natural resources as a result of new drilling techniques or other technological developments, a relaxation of associated regulatory standards, or broader economic or policy developments;

•	energy conservation technologies and public initiatives to reduce electricity consumption;

•	subsidies impacting electricity prices, including in connection with electricity generation and transmission; and

•	development of new energy technologies that provide less expensive energy.

A reduction in utility electricity prices would make the purchase of Complete Solaria’s solar service offerings less attractive. If the retail price of energy available from utilities were to decrease due to any of these or other reasons, Complete Solaria would be at a competitive disadvantage. As a result, Complete Solaria may be unable to attract new homeowners and growth would be limited.

Complete Solaria faces competition from both traditional energy companies and renewable energy companies.

The solar energy and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with large utilities. Complete

Solaria believes that its primary competitors are the traditional utilities that supply energy to potential customers. Complete Solaria competes with these utilities primarily based on price, predictability of price and the ease by which customers can switch to electricity generated by Complete Solaria’s solar energy systems. If Complete Solaria cannot offer compelling value to its customers based on these factors, then the business will not grow. Utilities generally have substantially greater financial, technical, operational and other resources than Complete Solaria does. As a result of their greater size, these competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than Complete Solaria can. Utilities could also offer other value-added products and services that could help them compete with Complete Solaria even if the cost of electricity they offer is higher than that of Complete Solaria. In addition, a majority of utilities’ sources of electricity is non-solar, which may allow utilities to sell electricity more cheaply than electricity generated by Complete Solaria’s solar energy systems.

Complete Solaria’s business is concentrated in certain markets including California, putting us at risk of region-specific disruptions.

As of December 31, 2022, a substantial portion of Complete Solaria’s installations were in California and the company expects much of its near-term future growth to occur in California, further concentrating the customer base and operational infrastructure. Accordingly, Complete Solaria’s business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in this market and in other markets that may become similarly concentrated. Complete Solaria may not have adequate insurance, including business interruption insurance, to compensate for losses that may occur from any such significant events. A significant natural disaster could have a material adverse impact on Complete Solaria’s business, results of operations and financial condition. In addition, acts of terrorism or malicious computer viruses could cause disruptions in Complete Solaria’s business, its partners’ businesses or the economy as a whole. To the extent that these disruptions result in delays or cancellations of installations or the deployment of solar service offerings, Complete Solaria’s business, results of operations and financial condition would be adversely affected.

Complete Solaria’s growth strategy depends on the widespread adoption of solar power technology.

The distributed residential solar energy market is at a relatively early stage of development in comparison to fossil fuel-based electricity generation. If additional demand for distributed residential solar energy systems fails to develop sufficiently or takes longer to develop than Complete Solaria anticipates, the company may be unable to originate additional solar service agreements and related solar energy systems and energy storage systems to grow the business. In addition, demand for solar energy systems and energy storage systems in Complete Solaria’s targeted markets may not develop to the extent it anticipates. As a result, Complete Solaria may be unsuccessful in broadening its customer base through origination of solar service agreements and related solar energy systems and energy storage systems within its current markets or in new markets it may enter.

Many factors may affect the demand for solar energy systems, including, but not limited to, the following:

•	availability, substance and magnitude of solar support programs including government targets, subsidies, incentives, renewable portfolio standards and residential net metering rules;

•	the relative pricing of other conventional and non-renewable energy sources, such as natural gas, coal, oil and other fossil fuels, wind, utility-scale solar, nuclear, geothermal and biomass;

•	performance, reliability and availability of energy generated by solar energy systems compared to conventional and other non-solar renewable energy sources;

•	availability and performance of energy storage technology, the ability to implement such technology for use in conjunction with solar energy systems and the cost competitiveness such technology provides to customers as compared to costs for those customers reliant on the conventional electrical grid; and

•	general economic conditions and the level of interest rates.

The residential solar energy industry is constantly evolving, which makes it difficult to evaluate Complete Solaria’s prospects. Complete Solaria cannot be certain if historical growth rates reflect future opportunities or its anticipated growth will be realized. The failure of distributed residential solar energy to achieve, or its being significantly delayed in achieving, widespread adoption could have a material adverse effect on Complete Solaria’s business, financial condition and results of operations.

Complete Solaria’s business could be adversely affected by seasonal trends, poor weather, labor shortages, and construction cycles.

Complete Solaria’s business is subject to significant industry-specific seasonal fluctuations. In the United States, many customers make purchasing decisions towards the end of the year in order to take advantage of tax credits. In addition, sales in the new home development market are often tied to construction market demands, which tend to follow national trends in construction, including declining sales during cold weather months.

The ongoing COVID-19 pandemic could adversely affect Complete Solaria’s business, financial condition and results of operations.

The ongoing COVID-19 pandemic has resulted in and may continue to result in widespread adverse impacts on the global economy. Complete Solaria has experienced some resulting disruptions to business operations as the COVID-19 virus has continued to evolve and circulate through the states and U.S. territories in which the company operates. Complete Solaria and its dealers modified certain business and workforce practices (including those related to new contract origination, installation and servicing of solar energy systems and employee work locations) to conform to government restrictions and best practices encouraged by governmental and regulatory authorities. Such modifications have allowed Complete Solaria’s dealers to continue to install and the company to continue to service solar energy systems, but may also disrupt operations, impede productivity or otherwise be ineffective in the future. If there are additional outbreaks of the COVID-19 virus or other viruses or more stringent health and safety guidelines are adopted, Complete Solaria’s ability, and the ability of its dealers to continue performing installations and service calls may be adversely impacted. A significant or extended decline in new contract origination may have a material adverse effect on Complete Solaria’s business, cash flows, liquidity, financial condition and results of operations.

There is considerable uncertainty regarding the extent and duration of governmental and other measures implemented to try to slow the spread of the COVID-19 virus, such as large-scale travel bans and restrictions, border closures, quarantines, shelter-in-place orders and business and government shutdowns. Complete Solaria has seen delays in most jurisdictions from whom it must receive permission to operate for its solar energy systems to be placed in service. Worsening economic conditions could result in less favorable outcomes over time, which would impact future financial performance. Further, the effects of the economic downturn associated with the COVID-19 pandemic may increase unemployment and reduce consumer credit ratings and credit availability, which may adversely affect new customer origination and existing customers’ ability to make payments on their solar service agreements. Periods of high unemployment and a lack of availability of credit may lead to increased delinquency and default rates. Finally, if supply chains become significantly disrupted due to additional outbreaks of the COVID-19 virus or other viruses or more stringent health and safety guidelines are implemented, Complete Solaria’s ability to install and service solar energy systems could become adversely impacted.

Complete Solaria cannot predict the full impact the COVID-19 pandemic or the significant disruption and volatility currently being experienced in the capital markets will have on its business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. The ultimate impact will depend on future developments, including, among other things, the ultimate duration of the COVID-19 virus, the distribution, acceptance and efficacy of the vaccine, the depth and duration of the economic downturn and other economic effects of the COVID-19 pandemic, the consequences of governmental and other measures designed to prevent the spread of the COVID-19 virus, actions taken by governmental authorities, customers, dealers and other third parties, Complete Solaria’s ability and the ability of its customers, potential customers and dealers to adapt to operating in a changed environment and the timing and extent to which normal economic and operating conditions resume.

Natural disasters, terrorist activities, political unrest, economic volatility, and other outbreaks could disrupt Complete Solaria’s delivery and operations, which could materially and adversely affect its business, financial condition, and results of operations.

Global pandemics or fear of spread of contagious diseases, such as Ebola virus disease (EVD), coronavirus disease 2019 (COVID-19), Middle East respiratory syndrome (MERS), severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu, avian flu and monkeypox, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt Complete Solaria’s business operations, reduce or restrict operations and services, incur significant costs to protect its employees and facilities, or result in regional or global economic distress, which may materially and adversely affect business, financial condition, and results of operations. Actual or threatened war, terrorist activities, political unrest, civil strife, future disruptions in access to bank deposits or lending commitments due to bank failures and other geopolitical uncertainty could have a similar adverse effect on Complete Solaria’s business, financial condition, and results of operations. On February 24, 2022, the Russian Federation launched an invasion of Ukraine that has had an immediate impact on the global economy resulting in higher energy prices and higher prices for certain raw materials and goods and services which in turn is contributing to higher inflation in the United States and other countries across the globe with significant disruption to financial markets. Complete Solaria has outsourced product development and software engineering in Ukraine and Complete Solaria may potentially indirectly be adversely impacted any significant disruption it has caused and may continue to escalate. Any one or more of these events may impede Complete Solaria’s operation and delivery efforts and adversely affect sales results, or even for a prolonged period of time, which could materially and adversely affect its business, financial condition, and results of operations.

Complete Solaria depends on a limited number of customers and sales contracts for a significant portion of revenues, and the loss of any customer or cancellation of any contract may cause significant fluctuations or declines in revenues.

In 2020, 2021 and 2022, Complete Solaria’s top customers, Consolidated Electrical Distributors, Inc. and Sunrun Inc., accounted for 32%, 36%, 30% and 33%, 31%, 30% of its total revenues from continuing operations, respectively, on a pro forma basis. Complete Solaria anticipates that its dependence on a limited number of customers will continue for the foreseeable future. As a result of customer concentration, Complete Solaria’s financial performance may fluctuate significantly from period to period based, among others, on exogenous circumstances related to its clients. In addition, any one of the following events may materially adversely affect cash flows, revenues and results of operations:

•	reduction, delay or cancellation of orders from one or more significant customers;

•	loss of one or more significant customers and failure to identify additional or replacement customers;

•	failure of any significant customers to make timely payment for Complete Solaria’s products; or

•	the customers becoming insolvent or having difficulties meeting their financial obligations for any reason.

Complete Solaria is exposed to the credit risk of customers and payment delinquencies on its accounts receivables.

While customer defaults have been immaterial to date, Complete Solaria expects that the risk of customer defaults may increase as it grow its business. If Complete Solaria experiences increased customer credit defaults, its revenue and its ability to raise new investment funds could be adversely affected. If economic conditions worsen, certain of its customers may face liquidity concerns and may be unable to satisfy their payment obligations to us on a timely basis or at all, which could have a material adverse effect on the company’s financial condition and results of operations.

Rising interest rates may adversely impact Complete Solaria’s business.

Due to recent increases in inflation, the U.S. Federal Reserve has raised its benchmark interest rates. Increases in the federal benchmark rate could result in an increase in market interest rates, which may increase Complete Solaria’s interest expense and the costs of refinancing existing indebtedness or obtaining new debt. Consequently, rising interest rates will increase cost of capital. As a result, rising interest rates may have an adverse impact on Complete Solaria’s ability to offer attractive pricing on solar service agreements to customers. If in the future Complete Solaria has a need for significant borrowings and interest rates increase, that would increase the cost of the solar systems purchased by the company, which either would make those systems more expensive for customers, which is likely to reduce demand, or would lower operating margins, or both.

Complete Solaria may not realize the anticipated benefits of past or future acquisitions, and integration of these acquisitions may disrupt its business.

In November 2022, Complete Solar acquired The Solaria Corporation, after which Complete Solar was renamed “Complete Solaria, Inc.” In the future, Complete Solaria may acquire additional companies, project pipelines, products or technologies, or enter into joint ventures or other strategic initiatives. Complete Solaria’s ability as an organization to integrate acquisitions is unproven. Complete Solaria may not realize the anticipated benefits of its acquisitions or any other future acquisition or the acquisition may be viewed negatively by customers, financial markets or investors.

Any acquisition has numerous risks, including, but not limited to, the following:

•	difficulty in assimilating the operations and personnel of the acquired company;

•	difficulty in effectively integrating the acquired technologies or products with current products and technologies;

•	difficulty in maintaining controls, procedures and policies during the transition and integration;

•	disruption of ongoing business and distraction of management and employees from other opportunities and challenges due to integration issues;

•	difficulty integrating the acquired company’s accounting, management information and other administrative systems;

•	inability to retain key technical and managerial personnel of the acquired business;

•	inability to retain key customers, vendors, and other business partners of the acquired business;

•	inability to achieve the financial and strategic goals for the acquired and combined businesses;

•	incurring acquisition-related costs or amortization costs for acquired intangible assets that could impact operating results;

•	failure of due diligence processes to identify significant issues with product quality, legal and financial liabilities, among other things;

•	inability to assert that internal controls over financial reporting are effective; and

•	inability to obtain, or obtain in a timely manner, approvals from governmental authorities, which could delay or prevent such acquisitions.

Complete Solaria depends on its intellectual property and may face intellectual property infringement claims that could be time-consuming and costly to defend and could result in the loss of significant rights.

From time to time, Complete Solaria, its customers, or the third parties with whom Complete Solaria works may receive letters, including letters from other third parties, and may become subject to lawsuits with such third parties alleging infringement of their patents. Additionally, Complete Solaria is required by contract to indemnify some customers and third-party intellectual property providers for certain costs and damages of patent infringement in circumstances where Complete Solaria’s products are a factor creating the customer’s or these third-party providers’ infringement liability. This practice may subject Complete Solaria to significant indemnification claims by customers and third-party providers. Complete Solaria cannot assure investors that indemnification claims will not be made or that these claims will not harm its business, operating results or financial condition. Intellectual property litigation is very expensive and time-consuming and could divert management’s attention from Complete Solaria’s business and could have a material adverse effect on its business, operating results or financial condition. If there is a successful claim of infringement against Complete Solaria, its customers or its third-party intellectual property providers, Complete Solaria may be required to pay substantial damages to the party claiming infringement, stop selling products or using technology that contains the allegedly infringing intellectual property, or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Parties making infringement claims may also be able to bring an action before the International Trade Commission that could result in an order stopping the importation into the United States of Complete Solaria’s solar products. Any of these judgments could materially damage Complete Solaria’s business. Complete Solaria may have to develop non-infringing technology, and its failure in doing so or in obtaining licenses to the proprietary rights on a timely basis could have a material adverse effect on the business.

Complete Solaria may be required to file claims against other parties for infringing its intellectual property that may be costly and may not be resolved in its favor.

To protect Complete Solaria’s intellectual property rights and to maintain competitive advantage, the company has filed, and may continue to file, suits against parties it believes to infringe or misappropriate its intellectual property. Intellectual property litigation is expensive and time-consuming, could divert management’s attention from the business, and could have a material adverse effect on the company’s business, operating results, or financial condition, and its enforcement efforts may not be successful. In addition, the validity of Complete Solaria’s patents may be challenged in such litigation. Complete Solaria’s participation in intellectual property enforcement actions may negatively impact its financial results.

Developments in technology or improvements in distributed solar energy generation and related technologies or components may materially adversely affect demand for Complete Solaria’s offerings.

Significant developments in technology, such as advances in distributed solar power generation, energy storage solutions such as batteries, energy storage management systems, the widespread use or adoption of fuel cells for residential or commercial properties or improvements in other forms of distributed or centralized power production may materially and adversely affect demand for Complete Solaria’s offerings and otherwise affect its business. Future technological advancements may result in reduced prices to consumers or more efficient solar energy systems than those available today, either of which may result in current customer dissatisfaction. Complete Solaria may not be able to adopt these new technologies as quickly as its competitors or on a cost-effective basis.

Additionally, recent technological advancements may impact Complete Solaria’s business in ways not currently anticipated. Any failure by Complete Solaria to adopt or have access to new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence or the loss of competitiveness of and decreased consumer interest in its solar energy services, which could have a material adverse effect on its business, financial condition and results of operations.

Complete Solaria depends on the success of its relationships with third-party contract manufacturers to assemble solar cells into solar panels and any damage to those relationships or any failure to obtain sufficient capacity could significantly delay the company’s ability to ship solar panels and damage its customer relationships.

Complete Solaria outsources its module manufacturing to contract manufacturers in Thailand, Vietnam, and India. As a result of outsourcing this final step in production, Complete Solaria faces several significant risks, including limited control over assembly and testing capacity, delivery schedules, quality assurance, manufacturing yields, production costs and tariffs. If the operations of third-party contract manufacturers were disrupted or their financial stability impaired, or if they were unable or unwilling to devote capacity to Complete Solaria’s solar panels in a timely manner, business could suffer as Complete Solaria might be unable to produce finished solar panels on a timely basis. Complete Solaria also risks customer delays resulting from an inability to move module production to an alternate provider at all or on commercially reasonable terms, or to complete production internationally, and it may not be possible to obtain sufficient capacity or comparable production costs at another facility in a timely manner. In addition, migrating design methodology to third-party contract manufacturers or to a captive panel assembly facility could involve increased costs, resources and development time, and utilizing additional third-party contract manufacturers could expose Complete Solaria to further risk of losing control over intellectual property and the quality of its solar panels. Any reduction in the supply of solar panels could impair revenue by significantly delaying Complete Solaria’s ability to ship products and potentially damage relationships with new and existing customers, any of which could have a material and adverse effect on its financial condition and results of operation.

Complete Solaria’s business is subject to complex and evolving data protection laws. Many of these laws and regulations are subject to change and uncertain interpretation and could result in claims, increased cost of operations or otherwise harm its business.

Consumer personal privacy and data security have become significant issues and the subject of rapidly evolving regulation in the United States. Furthermore, federal, state and local government bodies or agencies have in the past adopted, and may in the future adopt, more laws and regulations affecting data privacy. For example, the state of California enacted the California Consumer Privacy Act of 2018 (“CCPA”) and California voters recently approved the California Privacy Rights Act (“CPRA”). The CCPA creates individual privacy rights for consumers and places increased privacy and security obligations on entities handling the personal data of consumers or households. The CCPA went into effect in January 2020 and it requires covered companies to provide new disclosures to California consumers, provides such consumers, business-to-business contacts and employees new ways to opt-out of certain sales of personal information, and allows for a new private right of action for data breaches. The CPRA modifies the CCPA and imposes additional data protection obligations on companies doing business in California, including additional consumer rights processes and opt outs for certain uses of sensitive data. The CCPA and the CPRA may significantly impact Complete Solaria’s business activities and require substantial compliance costs that adversely affect its business, operating results, prospects and financial condition. To date, Complete Solaria has not experienced substantial compliance costs in connection with fulfilling the requirements under the CCPA or CPRA. However, Complete Solaria cannot be certain that compliance costs will not increase in the future with respect to the CCPA and CPRA or any other recently passed consumer privacy regulation.

Outside the United States, an increasing number of laws, regulations, and industry standards may govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”) and the United Kingdom’s GDPR (“UK GDPR”) impose strict requirements for processing personal data. Under the EU GDPR, companies may face temporary or definitive bans on data processing and other corrective actions; fines of up to 20 million Euros or 4% of annual global revenue, whichever is greater; or

private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. Non-compliance with the UK GDPR may result in substantially similar adverse consequences to those in relation to the EU GDPR, including monetary penalties of up to £17.5 million or 4% of worldwide revenue, whichever is higher.

In addition, Complete Solaria may be unable to transfer personal data from Europe and other jurisdictions to the United States or other countries due to data localization requirements or limitations on cross-border data flows. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are not adequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK’s standard contractual clauses, these mechanisms are subject to legal challenges, and there is no assurance that Complete Solaria can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, Complete Solaria could face significant adverse consequences, including the interruption or degradation of its operations, the need to relocate part of or all of its business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against its processing or transferring of personal data necessary to operate its business. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the EU GDPR’s cross-border data transfer limitations.

Any inability to adequately address privacy and security concerns, even if unfounded, or comply with applicable privacy and data security laws, regulations and policies, could result in additional cost and liability to Complete Solaria, damage its reputation, inhibit sales and adversely affect its business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to Complete Solaria’s business may limit the use and adoption of, and reduce the overall demand for, its solutions. If Complete Solaria is not able to adjust to changing laws, regulations and standards related to privacy or security, its business may be harmed.

Any unauthorized access to or disclosure or theft of personal information Complete Solaria gathers, stores or uses could harm the company’s reputation and subject it to claims or litigation.

Complete Solaria receives, stores and uses personal information of customers, including names, addresses, e-mail addresses, and other housing and energy use information. Complete Solaria also stores information of dealers, including employee, financial and operational information. Complete Solaria relies on the availability of data collected from customers and dealers in order to manage its business and market its offerings. Complete Solaria takes certain steps in an effort to protect the security, integrity and confidentiality of the personal information collected, stored or transmitted, but there is no guarantee inadvertent or unauthorized use or disclosure will not occur or third parties will not gain unauthorized access to this information despite Complete Solaria’s efforts. Although Complete Solaria takes precautions to provide for disaster recovery, the company’s ability to recover systems or data may be expensive and may interfere with normal operations. Also, although Complete Solaria obtains assurances from such third parties they will use reasonable safeguards to secure their systems, the company may be adversely affected by unavailability of their systems or unauthorized use or disclosure or its data maintained in such systems. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, Complete Solaria, its suppliers or vendors and its dealers may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures.

Cyberattacks in particular are becoming more sophisticated and include, but are not limited to, malicious software, attempts to gain unauthorized access to data and other electronic security breaches that could lead to disruptions in critical systems, disruption of customers’ operations, loss or damage to data delivery systems, unauthorized release of confidential or otherwise protected information, corruption of data and increased costs to prevent, respond to or mitigate cybersecurity events. In addition, certain cyber incidents, such as advanced persistent threats, may remain undetected for an extended period.

Unauthorized use, disclosure of or access to any personal information maintained by Complete Solaria or on the behalf of Complete Solaria, whether through breach of its systems, breach of the systems of its suppliers, vendors or dealers by an unauthorized party or through employee or contractor error, theft or misuse or otherwise, could harm the business. If any such unauthorized use, disclosure of or access to such personal information were to occur, Complete Solaria’s operations could be seriously disrupted and it could be subject to demands, claims and litigation by private parties and investigations, related actions and penalties by regulatory authorities.

In addition, Complete Solaria could incur significant costs in notifying affected persons and entities and otherwise complying with the multitude of federal, state and local laws and regulations relating to the unauthorized access to, use of or disclosure of personal information. Finally, any perceived or actual unauthorized access to, use of or disclosure of such information could harm Complete Solaria’s reputation, substantially impair the company’s business, financial condition and results of operations. The COVID-19 pandemic generally is increasing the attack surface available to criminals, as more companies and individuals work remotely and otherwise work online. Consequently, the risk of a cybersecurity incident suffered by Complete Solaria or its vendors or service providers is increased, and the company’s investment in risk mitigations against cybersecurity incidents is evolving as the threat landscape changes. While Complete Solaria currently maintains cybersecurity insurance, such insurance may not be sufficient to cover against claims, and the company cannot be certain that cyber insurance will continue to be available on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim.

If Complete Solaria fails to comply with laws and regulations relating to interactions by the company or its dealers with current or prospective residential customers could result in negative publicity, claims, investigations and litigation and adversely affect financial performance.

Complete Solaria’s business substantially focuses on solar service agreements and transactions with residential customers. Complete Solaria offers leases, loans and other products and services to consumers by contractors in its dealer networks, who utilize sales people employed by or engaged as third-party service providers of such contractors. Complete Solaria and its dealers must comply with numerous federal, state and local laws and regulations that govern matters relating to interactions with residential consumers, including those pertaining to consumer protection, marketing and sales, privacy and data security, consumer financial and credit transactions, mortgages and refinancings, home improvement contracts, warranties and various means of customer solicitation, including under the laws described below in “As sales to residential customers have grown, Complete Solaria has increasingly become subject to substantial financing and consumer protection laws and regulations.” These laws and regulations are dynamic and subject to potentially differing interpretations and various federal, state and local legislative and regulatory bodies may initiate investigations, expand current laws or regulations, or enact new laws and regulations regarding these matters. Changes in these laws or regulations or their interpretation could dramatically affect how Complete Solaria and its dealers do business, acquire customers and manage and use information collected from and about current and prospective customers and the costs associated therewith. Complete Solaria and its dealers strive to comply with all applicable laws and regulations relating to interactions with residential customers. It is possible, however, these requirements may be interpreted and applied in a manner inconsistent from one jurisdiction to another and may conflict with other rules or the practices of Complete Solaria or its dealers.

Although Complete Solaria requires dealers to meet consumer compliance requirements, Complete Solaria does not control dealers and their suppliers or their business practices. Accordingly, Complete Solaria cannot guarantee they follow ethical business practices such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead Complete Solaria to seek alternative dealers or suppliers, which could increase costs and have a negative effect on business and prospects for growth. Violation of labor or other laws by Complete Solaria’s dealers or suppliers or the divergence of a dealer or supplier’s labor or other practices from those generally accepted as ethical in the United States or other markets in which the company does or intends to do business could also attract negative publicity and harm the business.

From time to time, Complete Solaria has been included in lawsuits brought by the consumer customers of certain contractors in its networks, citing claims based on the sales practices of these contractors. While Complete Solaria has paid only minimal damages to date, the company cannot be sure that a court of law would not determine that it is liable for the actions of the contractors in Complete Solaria’s networks or that a regulator or state attorney general’s office may hold the company accountable for violations of consumer protection or other applicable laws by. Complete Solaria’s risk mitigation processes may not be sufficient to mitigate financial harm associated with violations of applicable law by its contractors or ensure that any such contractor is able to satisfy its indemnification obligations to Complete Solaria. Any significant judgment against Complete Solaria could expose it to broader liabilities, a need to adjust its distribution channels for products and services or otherwise change its business model and could adversely impact the business.

Complete Solaria may be unsuccessful in introducing new service and product offerings.

Complete Solaria intends to introduce new offerings of services and products to both new and existing customers in the future, including home automation products and additional home technology solutions. Complete Solaria may be unsuccessful in significantly broadening its customer base through the addition of these services and products within current markets or in new markets the company may enter. Additionally, Complete Solaria may not be successful in generating substantial revenue from any additional services and products introduced in the future and may decline to initiate new product and service offerings.

Damage to Complete Solaria’s brand and reputation or change or loss of use of its brand could harm its business and results of operations.

Complete Solaria depends significantly on its reputation for high-quality products, excellent customer service and the brand name “Complete Solaria” to attract new customers and grow its business. If Complete Solaria fails to continue to deliver solar energy systems or energy storage systems within the planned timelines, if its offerings do not perform as anticipated or if the company damages any of its customers’ properties or delays or cancels projects, Complete Solaria’s brand and reputation could be significantly impaired. Future technological improvements may allow the company to offer lower prices or offer new technology to new customers; however, technical limitations in Complete Solaria’s current solar energy systems and energy storage systems may prevent it from offering such lower prices or new technology to existing customers.

In addition, given the sheer number of interactions Complete Solaria’s personnel or dealers operating on its behalf have with customers and potential customers, it is inevitable that some customers’ and potential customers’ interactions with the company or dealers operating on its behalf will be perceived as less than satisfactory. This has led to instances of customer complaints, some of which have affected Complete Solaria’s digital footprint on rating websites and social media platforms. If Complete Solaria cannot manage hiring and training processes to avoid or minimize these issues to the extent possible, the company’s reputation may be harmed and its ability to attract new customers would suffer.

In addition, if Complete Solaria were to no longer use, lose the right to continue to use or if others use the “Complete Solaria” brand, the company could lose recognition in the marketplace among customers, suppliers and dealers, which could affect its business, financial condition, results of operations and would require financial and other investment and management attention in new branding, which may not be as successful.

Complete Solaria’s success depends on the continuing contributions of key personnel.

Complete Solaria relies heavily on the services of its key executive officers and the loss of services of any principal member of the management team could adversely affect operations. Complete Solaria is investing significant resources in developing new members of management as the company completes its restructuring and strategic transformation. In connection with the recent merger with The Solaria Corporation, members of Complete Solar’s management team and Solaria’s management team are being integrated into one management team for Complete Solaria. Complete Solaria also anticipates that over time it will need to hire a number of highly skilled technical, sales, marketing, administrative, and accounting personnel. The competition for qualified personnel is intense in this industry. Complete Solaria may not be successful in attracting and retaining sufficient numbers of qualified personnel to support its anticipated growth. Complete Solaria cannot guarantee that any employee will remain employed with the company for any definite period of time since all of employees, including key executive officers, serve at-will and may terminate their employment at any time for any reason.

If Complete Solaria or its dealers or suppliers fail to hire and retain a sufficient number of employees and service providers in key functions, the company’s growth and its ability to timely complete customer projects and successfully manage customer accounts would be constrained.

To support growth, Complete Solaria and its dealers need to hire, train, deploy, manage and retain a substantial number of skilled employees, engineers, installers, electricians and sales and project finance specialists. Competition for qualified personnel in this industry has increased substantially, particularly for skilled personnel involved in the installation of solar energy systems. Complete Solaria and its dealers also compete with the homebuilding and construction industries for skilled labor. These industries are cyclical and when participants in these industries seek to hire additional workers, it puts upward pressure on Complete Solaria’s and its dealers’ labor costs. Companies with whom Complete Solaria’s dealers compete to hire installers may offer compensation or incentive plans that certain installers may view as more favorable. As a result, Complete Solaria’s dealers may be unable to attract or retain qualified and skilled installation personnel. The further unionization of the industry’s labor force or the homebuilding and construction industries’ labor forces, either in response to the COVID-19 pandemic or otherwise, could also increase Complete Solaria’s dealers’ labor costs. Shortages of skilled labor could significantly delay a project or otherwise increase dealers’ costs. Further, Complete Solaria needs to continue to increase the training of the customer service team to provide high-end account management and service to homeowners before, during and following the point of installation of its solar energy systems. Identifying and recruiting qualified personnel and training them requires significant time, expense and attention. It can take several months before a new customer service team member is fully trained and productive at the standards established by Complete Solaria. If Complete Solaria is unable to hire, develop and retain talented customer service or other personnel, the company may not be able to grow its business.

Complete Solaria’s operating results and its ability to grow may fluctuate from quarter to quarter and year to year, which could make future performance difficult to predict and could cause operating results for a particular period to fall below expectations.

Complete Solaria’s quarterly and annual operating results and its ability to grow are difficult to predict and may fluctuate significantly in the future. Complete Solaria has experienced seasonal and quarterly fluctuations in the past and expect to experience such fluctuations in the future. In addition to the other risks described in this “Risk Factors” section, the following factors could cause operating results to fluctuate:

•	expiration or initiation of any governmental rebates or incentives;

•	significant fluctuations in customer demand for its solar energy services, solar energy systems and energy storage systems;

•	Complete Solaria’s dealers’ ability to complete installations in a timely manner;

•	Complete Solaria’s and its dealers’ ability to gain interconnection permission for an installed solar energy system from the relevant utility;

•	the availability, terms and costs of suitable financing;

•	the amount, timing of sales and potential decreases in value of SRECs;

•	Complete Solaria’s ability to continue to expand its operations and the amount and timing of expenditures related to this expansion;

•	announcements by Complete Solaria or its competitors of significant acquisitions, strategic partnerships, joint ventures or capital-raising activities or commitments;

•	changes in Complete Solaria’s pricing policies or terms or those of competitors, including centralized electric utilities;

•	actual or anticipated developments in competitors’ businesses, technology or the competitive landscape; and

•	natural disasters or other weather or meteorological conditions.

For these or other reasons, the results of any prior quarterly or annual periods should not be relied upon as indications of Complete Solaria’s future performance.

Complete Solaria’s ability to obtain insurance on the terms of any available insurance coverage could be materially adversely affected by international, national, state or local events or company-specific events, as well as the financial condition of insurers.

Complete Solaria’s insurance policies cover legal and contractual liabilities arising out of bodily injury, personal injury or property damage to third parties and are subject to policy limits.

However, such policies do not cover all potential losses and coverage is not always available in the insurance market on commercially reasonable terms. In addition, Complete Solaria may have disagreements with insurers on the amount of recoverable damages and the insurance proceeds received for any loss of, or any damage to, any of its assets may be claimed by lenders under financing arrangements or otherwise may not be sufficient to restore the loss or damage without a negative impact on its results of operations. Furthermore, the receipt of insurance proceeds may be delayed, requiring Complete Solaria to use cash or incur financing costs in the interim. To the extent Complete Solaria experiences covered losses under its insurance policies, the limit of the company’s coverage for potential losses may be decreased or the insurance rates it has to pay increased. Furthermore, the losses insured through commercial insurance are subject to the credit risk of those insurance companies. While Complete Solaria believes its commercial insurance providers are currently creditworthy, the company cannot assure such insurance companies will remain so in the future.

Complete Solaria may not be able to maintain or obtain insurance of the type and amount desired at reasonable rates. The insurance coverage obtained may contain large deductibles or fail to cover certain risks or all potential losses. In addition, Complete Solaria’s insurance policies are subject to annual review by insurers and may not be renewed on similar or favorable terms, including coverage, deductibles or premiums, or at all. If a significant accident or event occurs for which Complete Solaria is not fully insured or the company suffers losses due to one or more of its insurance carriers defaulting on their obligations or contesting their coverage obligations, it could have a material adverse effect on its business, financial condition and results of operations.

Complete Solaria may be subject to breaches of its information technology systems, which could lead to disclosure of internal information, damage to its reputation or relationships with dealers, suppliers, and customers, and disrupt access to online services. Such breaches could subject Complete Solaria to significant reputational, financial, legal, and operational consequences.

Complete Solaria’s business requires the use and storage of confidential and proprietary information, intellectual property, commercial banking information, personal information concerning customers, employees, and business partners, and corporate information concerning internal processes and business functions. Malicious attacks to gain access to such information affects many companies across various industries, including Complete Solaria’s.

Where appropriate, Complete Solaria uses encryption and authentication technologies to secure the transmission and storage of data. These security measures may be compromised as a result of third-party security breaches, employee error, malfeasance, faulty password management, or other irregularity or malicious effort, and result in persons obtaining unauthorized access to data.

Complete Solaria devotes resources to network security, data encryption, and other security measures to protect its systems and data, but these security measures cannot provide absolute security. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, target end users through phishing and other malicious techniques, and/or may be difficult to detect for long periods of time, Complete Solaria may be unable to anticipate these techniques or implement adequate preventative measures. As a result, Complete Solaria may experience a breach of its systems in the future that reduces the company’s ability to protect sensitive data. In addition, hardware, software, or applications Complete Solaria develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to Complete Solaria’s systems or facilities through fraud, trickery or other forms of deceiving team members, contractors and temporary staff. If Complete Solaria experiences, or is perceived to have experienced, a significant data security breach, fails to detect and appropriately respond to a significant data security breach, or fails to implement disclosure controls and procedures that provide for timely disclosure of data security breaches deemed material to the company’s business, including corrections or updates to previous disclosures, it could be exposed to a risk of loss, increased insurance costs, remediation and prospective prevention costs, damage to its reputation and brand, litigation and possible liability, or government enforcement actions, any of which could detrimentally affect its business, results of operations, and financial condition.

Complete Solaria may also share information with contractors and third-party providers to conduct business. While Complete Solaria generally reviews and typically requests or requires such contractors and third-party providers to implement security measures, such as encryption and authentication technologies to secure the transmission and storage of data, those third-party providers may experience a significant data security breach, which may also detrimentally affect its business, results of operations, and financial condition as discussed above. See also under this section, “Complete Solaria may be required to file claims against other parties for infringing its intellectual property that may be costly and may not be resolved in its favor.” Complete Solaria relies substantially upon trade secret laws and contractual restrictions to protect its proprietary rights, and, if these rights are not sufficiently protected, the company’s ability to compete and generate revenue could suffer.

As sales to residential customers have grown, Complete Solaria has increasingly become subject to consumer protection laws and regulations.

As Complete Solaria continues to seek to expand its retail customer base, its activities with customers are subject to consumer protection laws that may not be applicable to other businesses, such as federal truth-in-lending, consumer leasing, telephone and digital marketing, and equal credit opportunity laws and regulations, as well as state and local finance laws and regulations. Claims arising out of actual or alleged violations of law may be asserted against Complete Solaria by individuals or governmental entities and may expose the company to significant damages or other penalties, including fines. In addition, Complete Solaria’s affiliations with third-party dealers may subject the company to alleged liability in connection with actual or alleged violations of law by such dealers, whether or not actually attributable to Complete Solaria, which may expose it to significant damages and penalties, and the company may incur substantial expenses in defending against legal actions related to third-party dealers, whether or not it ultimately found liable.

The competitive environment in which Complete Solaria operates often requires the undertaking of customer obligations, which may turn out to be costlier than anticipated and, in turn, materially and adversely affect its business, results of operations and financial condition.

Complete Solaria is often required, at the request of its end customer, to undertake certain obligations such as:

•	system output performance warranties; and

•	system maintenance.

Such customer obligations involve complex accounting analyses and judgments regarding the timing of revenue and expense recognition, and in certain situations these factors may require Complete Solaria to defer revenue or profit recognition until projects are completed or until contingencies are resolved, which could adversely affect revenues and profits in a particular period.

Complete Solaria is subject to risks associated with construction, cost overruns, delays, regulatory compliance and other contingencies, any of which could have a material adverse effect on its business and results of operations.

Complete Solaria is a licensed contractor in certain communities that it services and is ultimately responsible as the contracting party for every solar energy system installation. Complete Solaria may be liable, either directly or through its solar partners, to homeowners for any damage Complete Solaria causes to them, their home, belongings or property during the installation of Complete Solaria’s systems. For example, Complete Solaria, either directly or through its solar partners, frequently penetrate homeowners’ roofs during the installation process and may incur liability for the failure to adequately weatherproof such penetrations following the completion of construction. In addition, because the solar energy systems Complete Solaria or its solar partners deploy are high voltage energy systems, Complete Solaria may incur liability for any failure to comply with electrical standards and manufacturer recommendations.

Further, Complete Solaria or its solar partners may face construction delays or cost overruns, which may adversely affect Complete Solaria’s or its solar partners’ ability to ramp up the volume of installation in accordance with Complete Solaria’s plans. Such delays or overruns may occur as a result of a variety of factors, such as labor shortages, defects in materials and workmanship, adverse weather conditions, transportation constraints, construction change orders, site changes, labor issues and other unforeseen difficulties, any of which could lead to increased cancellation rates, reputational harm and other adverse effects.

In addition, the installation of solar energy systems, energy-storage systems and other energy-related products requiring building modifications are subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building, fire and electrical codes, safety, environmental protection, utility interconnection and metering, and related matters. Complete Solaria also relies on certain employees to maintain professional licenses in many of the jurisdictions in which the company operates, and the failure to employ properly licensed personnel could adversely affect the company’s licensing status in those jurisdictions. It is difficult and costly to track the requirements of every individual authority having jurisdiction over its installations and to design solar energy systems to comply with these varying standards. Any new government regulations or utility policies pertaining to Complete Solaria’s systems may result in significant additional expenses to Complete Solaria and its homeowners and, as a result, could cause a significant reduction in demand for solar service offerings.

While Complete Solaria has a variety of stringent quality standards that the company applies in the selection of its solar partners, Complete Solaria does not control its suppliers and solar partners or their business practices. Accordingly, Complete Solaria cannot guarantee that they follow the company’s standards or ethical business practices, such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead Complete Solaria to seek alternative suppliers or contractors, which could increase costs and result in delayed delivery or installation of its products, product shortages or other disruptions of its operations. Violation of labor or other laws by Complete Solaria’s suppliers and solar partners or the divergence of a supplier’s or solar partners’ labor or other practices from those generally accepted as ethical in the United States or other markets in which Complete Solaria does business could also attract negative publicity and harm its business, brand and reputation in the market.

Complete Solaria has identified a material weakness in its internal controls over financial reporting. If Complete Solaria is unable to maintain effective internal controls over financial reporting and disclosure controls and procedures, the accuracy and timeliness of its financial and operating reporting may be adversely affected, and confidence in its operations and disclosures may be lost.

In connection with the preparation and audit of Complete Solar’s financial statements for the years ended December 31, 2021 and 2020, and Complete Solaria’s consolidated financial statements for the year ended December 31, 2022, Complete Solaria’s management identified a material weakness in Complete Solaria’s internal control over financial reporting. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of its annual or interim consolidated financial statements will not be prevented or detected on a timely basis. The material weakness is as follows:

•

Complete Solaria does not have sufficient full-time accounting personnel, (i) to enable appropriate reviews over the financial close and reporting process, (ii) to allow for an appropriate segregation of duties, and (iii) with the requisite experience and technical accounting knowledge to identify, review and resolve complex accounting issues under generally accepted accounting principles in the United States (“GAAP”). Additionally, Complete Solar did not adequately design and/or implement controls related to conducting a formal risk assessment process.

Complete Solar was not required to perform an evaluation of internal control over financial reporting as of December 31, 2021 and 2020 in accordance with the provisions of the Sarbanes-Oxley Act, nor was Complete Solaria required to do so as of December 31, 2022. Had such an evaluation been performed, additional control deficiencies may have been identified by Complete Solar’s management, and those control deficiencies could have also represented one or more material weaknesses.

Complete Solaria has taken certain steps, such as recruiting additional personnel, in addition to utilizing third-party consultants and specialists, to supplement its internal resources, to enhance its internal control environment and plans to take additional steps to remediate the material weaknesses. Although Complete Solaria plans to complete this remediation process as quickly as possible, it cannot at this time estimate how long it will take. Complete Solaria cannot assure you that the measures it has taken to date and may take in the future, will be sufficient to remediate the control deficiencies that led to its material weakness in internal control over financial reporting or that it will prevent or avoid potential future material weaknesses.

If Complete Solaria is not able to maintain effective internal control over financial reporting and disclosure controls and procedures, or if material weaknesses are discovered in future periods, a risk that is significantly increased in light of the complexity of the company’s business, it may be unable to accurately and timely report its financial position, results of operations, cash flows or key operating metrics, which could result in late filings of the annual and quarterly reports under the Exchange Act, restatements of financial statements or other corrective disclosures, an inability to access commercial lending markets, defaults under its secured revolving credit facility and other agreements, or other material adverse effects on its business, reputation, results of operations, financial condition or liquidity.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant penalties, operational delays and adverse publicity.

The installation and ongoing operations and maintenance of solar energy systems and energy storage systems requires individuals hired by Complete Solaria, its dealers or third-party contractors, potentially including employees, to work at heights with complicated and potentially dangerous electrical systems. The evaluation and modification of buildings as part of the installation process requires these individuals to work in locations that may contain potentially dangerous levels of asbestos, lead, mold or other materials known or believed to be hazardous to human health. There is substantial risk of serious injury or death if proper safety procedures are not followed. Complete Solaria’s operations are subject to regulation under OSHA, DOT regulations and equivalent state and local laws. Changes to OSHA or DOT requirements, or stricter interpretation or enforcement of existing laws or regulations, could result in increased costs. If Complete Solaria fails to comply with applicable OSHA or DOT regulations, even if no work-related serious injury or death occurs, the company may be subject to civil or criminal enforcement and be required to pay substantial penalties, incur significant capital expenditures or suspend or limit operations. Because individuals hired by Complete Solaria or on its behalf to perform installation and ongoing operations and maintenance of the company’s solar energy systems and energy storage systems, including its dealers and third-party contractors, are compensated on a per project basis, they are incentivized to work more quickly than installers compensated on an hourly basis. While Complete Solaria has not experienced a high level of injuries to date, this incentive structure may result in higher injury rates than others in the industry and could accordingly expose the company to increased liability. Individuals hired by or on behalf of Complete Solaria may have workplace accidents and receive citations from OSHA regulators for alleged safety violations, resulting in fines. Any such accidents, citations, violations, injuries or failure to comply with industry best practices may subject Complete Solaria to adverse publicity, damage its reputation and competitive position and adversely affect the business.

Complete Solaria’s business has benefited from the declining cost of solar energy system components and business may be harmed to the extent the cost of such components stabilize or increase in the future.

Complete Solaria’s business has benefited from the declining cost of solar energy system components and to the extent such costs stabilize, decline at a slower rate or increase, Complete Solaria’s future growth rate may be negatively impacted. The declining cost of solar energy system components and the raw materials necessary to manufacture them has been a key driver in the price of the solar energy systems Complete Solaria owns, and the prices charged for electricity and customer adoption of solar energy. Solar energy system component and raw material prices may not continue to decline at the same rate as they have over the past several years or at all. In addition, growth in the solar industry and the resulting increase in demand for solar energy system components and the raw materials necessary to manufacture them may also put upward pressure on prices. An increase of solar energy system components and raw materials prices could slow growth and cause business and results of operations to suffer. Further, the cost of solar energy system components and raw materials has increased and could increase in the future due to tariff penalties, duties, the loss of or changes in economic governmental incentives or other factors.

Product liability claims against Complete Solaria could result in adverse publicity and potentially significant monetary damages.

It is possible Complete Solaria’s solar energy systems or energy storage systems could injure customers or other third parties or Complete Solaria’s solar energy systems or energy storage systems could cause property damage as a result of product malfunctions, defects, improper installation, fire or other causes. Any product liability claim Complete Solaria faces could be expensive to defend and may divert management’s attention. The successful assertion of product liability claims against Complete Solaria could result in potentially significant monetary damages, potential increases in insurance expenses, penalties or fines, subject the company to adverse publicity, damage its reputation and competitive position and adversely affect sales of solar energy systems or energy storage systems. In addition, product liability claims, injuries, defects or other problems experienced by other companies in the residential solar industry could lead to unfavorable market conditions to the industry as a whole and may have an adverse effect on Complete Solaria’s ability to expand its portfolio of solar service agreements and related solar energy systems and energy storage systems, thus affecting its business, financial condition and results of operations.

Complete Solaria’s warranty costs may exceed the warranty reserve.

Complete Solaria provides warranties that cover parts performance and labor to purchasers of Complete Solaria’s solar modules. It maintains a warranty reserve on its financial statements, and its warranty claims may exceed the warranty reserve. Any significant warranty expenses could adversely affect its financial condition and results of operations. Significant warranty problems could impair its reputation which could result in lower revenue and a lower gross margin.

Complete Solaria is subject to legal proceedings and regulatory inquiries and may be named in additional claims or legal proceedings or become involved in regulatory inquiries, all of which are costly, distracting to its core business and could result in an unfavorable outcome or harm its business, financial condition, results of operations or the trading price for its securities.

Complete Solaria is involved in claims, legal proceedings that arise from normal business activities. In addition, from time to time, third parties may assert claims against the company. Complete Solaria evaluates all claims, lawsuits and investigations with respect to their potential merits, its potential defenses and counter claims, settlement or litigation potential and the expected effect on the company. In the event that Complete Solaria is involved in significant disputes or is the subject of a formal action by a regulatory agency, the company could be exposed to costly and time-consuming legal proceedings that could result in any number of outcomes. Although outcomes of such actions vary, any claims, proceedings or regulatory actions initiated by or against Complete Solaria, whether successful or not, could result in expensive costs of defense, costly damage awards, injunctive relief, increased costs of business, fines or orders to change certain business practices, significant dedication of management time, diversion of significant operational resources or some other harm to the business. In any of these cases, Complete Solaria’s business, financial condition or results of operations could be negatively impacted.

Complete Solaria makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In Complete Solaria’s opinion, resolution of all current matters is not expected to have a material adverse impact on its business, financial condition or results of operations. However, depending on the nature and timing of any such controversy, an unfavorable resolution of a matter could materially affect Complete Solaria’s future business, financial condition or results of operations, or all of the foregoing, in a particular quarter.

The requirements of being a public company may strain Complete Solaria’s resources, divert management’s attention and affect its ability to attract and retain qualified directors and officers.

Following the consummation of the Business Combination, New Complete Solaria will face increased legal, accounting, administrative and other costs and expenses as a public company that Complete Solaria did not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Complete Solaria to carry out activities Complete Solaria had not done previously. For example, New Complete Solaria will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Complete Solaria could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Complete Solaria’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance. Risks associated with New Complete Solaria’s status as a public company may make it more difficult to attract and retain qualified persons to serve on New Complete Solaria’s board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require New Complete Solaria to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

Risks Related to FACT and the Business Combination

All references in this section to “we,” “us” or “our” means FACT prior to the Closing and New Complete Solaria after the Closing, as the context requires.

The Sponsor, as well as FACT’s officers and directors have agreed to vote in favor of the Business Combination, regardless of how the Public Shareholders vote.

The Sponsor and FACT’s officers and directors have agreed to vote any FACT Ordinary Shares owned by them in favor of the Business Combination Proposal and the other proposals to be presented at the Special Meeting. As of the date of this proxy statement/prospectus, the Sponsor and FACT’s officers and directors beneficially own in the aggregate shares equal to approximately 43.2% of the issued and outstanding FACT Ordinary Shares. Accordingly, it is more likely that the necessary shareholder approval will be received for the Business Combination than would be the case if the Sponsor and FACT’s officers and directors had agreed to vote any FACT Ordinary Shares owned by them in accordance with the majority of the votes cast by the Public Shareholders.

Directors, officers and initial shareholders of FACT have potential conflicts of interest in recommending that FACT’s shareholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.

When considering the FACT Special Committee and the FACT Board’s recommendation that its shareholders vote in favor of the approval of the Business Combination and the other proposals described in this proxy statement/prospectus, FACT shareholders should be aware that initial shareholders, directors and officers of FACT have interests in the Business Combination that may be different from, or in addition to, the interests of FACT shareholders. These interests include:

•

If the Business Combination with Complete Solaria or another business combination is not consummated by September 2, 2023, FACT will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, liquidating and dissolving. In such event, the 8,577,500 Founder Shares held by the Sponsor and FACT’s independent directors, which were acquired for a purchase price of approximately $0.003 per share prior to the IPO, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $         million based upon the closing price of $            per share on NYSE on                , 2023, the FACT Record Date.

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The Sponsor, which is affiliated with certain directors and officers of FACT, purchased an aggregate of 6,266,667 private warrants from FACT for an aggregate purchase price of $9.4 million (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the IPO. All of the proceeds FACT received from these purchases were placed in the trust account. Such warrants had an aggregate market value of approximately $            million based upon the closing price of $                per unit on NYSE on                , 2023, the FACT Record Date. The private warrants will become worthless if FACT does not consummate a business combination by September 2, 2023.

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The Sponsor and FACT’s officers, directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FACT’s behalf, such as identifying and investigating possible business targets and business combinations. However, if FACT fails to consummate a business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, FACT may not be able to reimburse these expenses if the Business Combination with Complete Solaria or another business combination is not completed by September 2, 2023. As of            , 2023, the FACT Record Date, the Sponsor and FACT’s officers, directors and their affiliates had incurred less than $                of unpaid reimbursable expenses.

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The Sponsor and FACT’s directors and officers (or their affiliates) may make loans from time to time to FACT to fund certain capital requirements. To date, these consist of the April 2022 FACT Note (in an amount of up to $500,000), the June 2022 FACT Note (in an amount of up to $500,000), the December 2022 FACT Note (in an amount of up to $325,000) and the February 2023 FACT Note (in an amount of up to $2,100,000). If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to FACT outside of the Trust Account.

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The Business Combination Agreement provides for the continued indemnification of, including, the current and former directors, officers and affiliates of FACT and the Sponsor, and the continuation of directors and officers liability insurance covering FACT’s current directors and officers.

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The Sponsor and FACT’s directors and officers have agreed not to redeem any FACT Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination and are obligated to vote in favor of the Business Combination.

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The Sponsor and FACT’s directors and officers have irrevocably waived the anti-dilution adjustments set forth in FACT’s organizational documents, or any other anti-dilution or similar adjustment rights to which they may otherwise be entitled related to or arising from the Business Combination.

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FACT Initial Shareholders, including the Sponsor (and officers of FACT, directors of FACT, and members of the Sponsor), can earn a positive rate of return on their investment, even if other FACT shareholders experience a negative rate of return in New Complete Solaria.

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China Bridge Capital, a financial advisor to FACT and affiliate of Edward Zeng, a director of FACT, will be entitled to a customary cash fee, which amount shall be mutually agreed upon, at the Closing of the Business Combination.

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(i) Tidjane Thiam, Executive Chairman of FACT, (ii) Adam Gishen, Chief Executive Officer of FACT, and (iii) NextG, an affiliate of Edward Zeng, a director of FACT, have purchased 2022 Convertible Notes from Complete Solaria for an aggregate purchase price of $3.5 million. The 2022 Convertible Notes will convert into Complete Solaria Common Stock immediately prior to the Closing of the Business Combination.

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The fact that Tidjane Thiam and Adam Gishen are each expected to be directors of New Complete Solaria after the Closing of the Business Combination. As such, in the future each of the aforementioned will receive any cash fees, stock options, stock awards or other remuneration that New Complete Solaria’s board of directors determines to pay them and any applicable compensation as described under the section titled “Executive and Director Compensation.”

The foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with the Public Shareholders. As such, the Sponsor may be incentivized to complete a business combination with a less favorable target company or on terms less favorable to shareholders rather than liquidate.

These financial interests of the initial shareholders, officers and directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of the FACT Special Committee and the FACT Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the FACT shareholders.

The Sponsor and FACT’s directors, officers and their affiliates may elect to purchase shares or public units from Public Shareholders, which may influence a vote on the Business Combination and reduce the public “float” of FACT Ordinary Shares.

As of the Record Date, the Sponsor and FACT’s officers and directors collectively control approximately     % of the outstanding FACT Ordinary Shares. The Sponsor and FACT’s directors, officers or their affiliates may purchase additional Public Shares or public units in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination, although they are under no obligation to do so. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.

In the event that the Sponsor and FACT’s directors, officers or their affiliates purchase Public Shares and/or public units in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their Public Shares. The purpose of any such purchases of Public Shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining shareholder approval of the Business Combination or to satisfy a Closing condition in the Business Combination Agreement that requires FACT to have a certain amount of cash at the Closing, where it appears that such requirement would otherwise not be met. Any such purchases of FACT’s securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of FACT’s Ordinary Shares and the number of beneficial holders of FACT’s securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of FACT’s securities on a national securities exchange.

FACT has identified a material weakness in its internal control over financial reporting. If we are unable to develop and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results in a timely manner, which may adversely affect investor confidence in us and materially and adversely affect our business and operating results.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Our management is likewise required, on a quarterly basis, to evaluate the effectiveness of our internal controls and to disclose any changes and material weaknesses identified through such evaluation in those internal controls. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

As described elsewhere in our Annual Report on Form 10-K for the year ended December 31, 2021 and 2022, we identified a material weakness in our internal control over financial reporting related to the accounting for complex financial instruments, accrued expenses and accounts payable, and foreign exchange transactions. As a result of this material weakness, our management concluded that our internal control over financial reporting was not effective as of December 31, 2021 and 2022. This material weakness resulted in a material misstatement of our warrant liabilities, change in fair value of warrant liabilities, additional paid-in capital, accumulated deficit and related financial disclosures.

To respond to this material weakness, we have devoted, and plan to continue to devote, significant effort and resources to the remediation and improvement of our internal control over financial reporting. While we have processes to identify and appropriately apply applicable accounting requirements, we plan to enhance these processes to better evaluate our research and understanding of the nuances of the complex accounting standards that apply to our financial statements. Our plans at this time include providing enhanced access to accounting literature, research materials and documents and increased communication among our personnel and third-party professionals with whom we consult regarding complex accounting applications. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have the intended effects.

Any failure to maintain such internal control could adversely impact our ability to report our financial position and results from operations on a timely and accurate basis. If our financial statements are not accurate, investors may not have a complete understanding of our operations. Likewise, if our financial statements are not filed on a timely basis, we could be subject to sanctions or investigations by the stock exchange on which FACT Class A Ordinary Shares are listed, the SEC or other regulatory authorities. In either case, there could result a material adverse effect on our business. Failure to timely file will cause us to be ineligible to utilize short form registration statements on Form S-3 or Form S-4, which may impair our ability to obtain capital in a timely fashion to execute our business strategies or issue shares to effect an acquisition. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

We can give no assurance that the measures we have taken and plan to take in the future will remediate the material weakness identified or that any additional material weaknesses or restatements of financial results will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting or circumvention of these controls. In addition, even if we are successful in strengthening our controls and procedures, in the future those controls and procedures may not be adequate to prevent or identify irregularities or errors or to facilitate the fair presentation of our financial statements.

Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a “going concern.”

As described in our Annual Report on Form 10-K for the year ended December 31, 2022, in connection with our assessment of going concern considerations in accordance with Accounting Standards Codification Topic 205-40 Presentation of Financial Statements - Going Concern we have determined that if we are unable to complete a business combination by September 2, 2023 (absent any further extensions of such period with shareholder approval pursuant to the amended and restated memorandum and articles of association of FACT), we will have a mandatory liquidation and subsequent dissolution. The date for mandatory liquidation and subsequent dissolution raise substantial doubt about our ability to continue as a going concern. The financial statements contained elsewhere in this report do not include any adjustments that might result from our inability to continue as a going concern.

FACT may face litigation and other risks as a result of the material weaknesses in FACT’s internal control over financial reporting.

Our management and our audit committee concluded that it was appropriate to restate our previously issued audited balance sheet as of March 2, 2021. As part of the restatement, we identified a material weakness in our internal controls over financial reporting.

As a result of such material weakness, the restatement, the change in accounting for the warrants, and other matters raised, we face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the restatement and material weaknesses in our internal control over financial reporting and the preparation of our financial statements. As of the date of this proxy statement/prospectus, we have no knowledge of any such litigation or dispute. However, we can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition or our ability to complete our initial business combination.

If FACT does not consummate an initial business combination by September 2, 2023, its Public Shareholders may be forced to wait until thereafter before redemption from the Trust Account.

FACT’s Articles of Association provide that it has until September 2, 2023, to consummate an initial business combination. If FACT has not consummated an initial business combination by September 2, 2023 (or a later date if approved by FACT’s shareholders pursuant to the Articles of Association), it will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and FACT’s board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to FACT’s warrants, which will expire worthless if it fails to consummate an initial business combination by September 2, 2023. FACT’s Articles of Association provide that, if a resolution of FACT’s shareholders is passed pursuant to the Cayman Islands Companies Act to commence the voluntary liquidation of FACT, it will follow the foregoing procedures with respect to the liquidation of the Trust Account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law. At the Extension Meeting, FACT’s shareholders approved the Extension Amendment Proposal to extend the date by which FACT must complete its initial business combination from March 2, 2023 to June 2, 2023, and thereafter to up to three (3) times by an additional one month each time (or up to September 2, 2023).

As a result, investors may be forced to wait beyond September 2, 2023 (or a later date if approved by FACT’s shareholders pursuant to the Articles of Association), before the redemption proceeds of the Trust Account become available to them, and they receive the return of their pro rata portion of the proceeds from the Trust Account. FACT has no obligation to return funds to investors prior to the date of our redemption or liquidation unless, prior thereto, FACT consummates its initial business combination or amends certain provisions of the Articles of Association, and only then in cases where investors have sought to redeem their Public Shares. Only upon FACT’s redemption or any liquidation will Public Shareholders be entitled to distributions if FACT does not complete its initial business combination and does not amend the Articles of Association.

J.P. Morgan and DBSI, underwriters in FACT’s IPO, without any consideration from FACT or Complete Solaria, waived their entitlement to deferred underwriting compensation, but DBSI may be entitled to such compensation in connection with an alternative business combination, should the Business Combination be terminated.

J.P. Morgan and DBSI were underwriters in the IPO. Pursuant to the Underwriting Agreement, J.P. Morgan and DBSI are entitled to an aggregate deferred underwriting discount of $9,056,250 upon the consummation of the Business Combination, which would be payable from the amounts held in the Trust Account. On October 31, 2022 and November 2, 2022, each of J.P. Morgan and DBSI, respectively, waived its entitlement to the payment of any deferred compensation with respect to the Business Combination in connection with its role as underwriter in the IPO. Each of J.P. Morgan and DBSI has informed FACT that it is not responsible for any portion of this proxy statement/prospectus which forms part of this registration statement. Because the waiver of DBSI’s payment of the deferred compensation is with respect to only the Business Combination, DBSI may be entitled to a payment of the deferred compensation in connection with an alternative business combination, should the Business Combination be terminated. Each of J.P. Morgan and DBSI has performed all of its obligations under the Underwriting Agreement to obtain its fee and is therefore gratuitously waiving its right to be compensated thereunder. Investors should be aware that the waiver of a deferred underwriting fee is unusual, and some investors may therefore find the proposed business combination less attractive. This may make it more difficult for FACT to complete the Business Combination.

FACT’s officers and directors and/or their affiliates may enter into agreements concerning FACT’s securities prior to the Special Meeting, which may have the effect of increasing the likelihood of completion of the Business Combination or decreasing the value of the FACT Ordinary Shares.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding FACT or its securities, FACT’s officers and directors and/or their affiliates may enter into a written plan to purchase FACT’s securities pursuant to Rule 10b5-1 under the Exchange Act, and may engage in other public market purchases, as well as private purchases, of securities. In addition, at any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding FACT or its securities, FACT’s officers and directors and/or their respective affiliates may (i) purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal or the other proposals, (ii) execute agreements to purchase such shares from institutional and other investors in the future, and/or (iii) enter into transactions with institutional and other investors to provide such persons with incentives to acquire FACT Class A Ordinary Shares. Such an agreement may include a contractual acknowledgement that such shareholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that FACT’s officers and directors or their affiliates purchase shares in privately negotiated transactions from Public Shareholders who have already elected to exercise their redemption rights, such selling Public Shareholders would be required to revoke their prior elections to redeem their shares. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by FACT Initial Shareholders for nominal value. Any FACT Class A Ordinary Shares acquired by the persons described above would not be voted in connection with the Business Combination Proposal.

The purpose of such share purchases and other transactions would be to increase the likelihood that the conditions to the Closing of the Business Combination are satisfied or to provide additional equity financing. This may result in the completion of our Business Combination that may not otherwise have been possible.

Entering into any such arrangements may have a depressive effect on the FACT Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. FACT will file a Current Report on Form 8-K prior to the Special Meeting to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons. Any such report will include (i) the amount of FACT Class A Ordinary Shares purchased and the purchase price; (ii) the purpose of such purchases; (iii) the impact of such purchases on the likelihood that the Business Combination transaction will be approved; (iv) the identities or characteristics of security holders who sold shares if not purchased in the open market or the nature of the sellers; and (v) the number of FACT Class A Ordinary Shares for which FACT has received redemption requests.

The level of due diligence conducted in connection with the Business Combination may not be as high as would be the case if Complete Solaria became a public company through an underwritten public offering, which could result in defects with Complete Solaria’s business or problems with Complete Solaria’s management to be overlooked.

If Complete Solaria became a public company through an underwritten public offering, the underwriters would be subject to liability under Section 11 of the Securities Act for material misstatements and omissions in the initial public offering registration statement. In general, an underwriter is able to avoid liability under Section 11 if it can prove that, it “had, after reasonable investigation, reasonable ground to believe and did believe, at the time . . . the registration statement became effective, that the statements therein (other than the audited financial statements) were true and that there was no omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading.” In order to fulfill its duty to conduct a “reasonable investigation,” an underwriter will, in addition to conducting a significant amount of due diligence on its own, usually require that an issuer’s independent registered public accounting firm provide a comfort letter with respect to certain numbers included in the registration statement and will require its law firm and the law firm for the issuer to provide letters to the underwriters generally stating that the law firms are not aware of any material misstatements or omissions in the initial public offering registration statement (“Counsel Negative Assurance Letters”). Auditor comfort letters and Counsel Negative Assurance Letters are generally not required in connection with private companies going public through a merger with a special purpose acquisition company, such as FACT, and no auditor comfort letters or Counsel Negative Assurance Letters have been requested or obtained in connection with the Business Combination or the preparation of this proxy statement/prospectus. In addition, the amount of due diligence conducted by FACT and its advisors in connection with the Business Combination may not be as high as would have been undertaken by an underwriter in connection with an initial public offering of Complete Solaria. Accordingly, it is possible that defects in Complete Solaria’s business or problems with Complete Solaria’s management that would have been discovered if Complete Solaria conducted an underwritten public offering will not be discovered in connection with the Business Combination, which could adversely affect the market price of the New Complete Solaria Common Stock.

The process of taking a company public by means of a business combination with a special purpose acquisition company (“SPAC”) is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary on an underwritten offering.

In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the company, the SPAC and, in some cases, “PIPE” investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the business combination agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is often no such book of demand built up in connection with SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the consummation of the business combination.

There may not be an active trading market for shares of New Complete Solaria’s securities, which may cause New Complete Solaria’s securities to trade at a discount from their initial trading price and make it difficult to sell any securities of New Complete Solaria.

Following the Business Combination, the price of New Complete Solaria’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for New Complete Solaria’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of New Complete Solaria’s securities after the Business Combination can vary due to general economic conditions and forecasts, New Complete Solaria’s general business condition and the release of New Complete Solaria’s financial reports going forward. Additionally, if New Complete Solaria’s securities are not listed on, or become delisted for any reason from, a national securities exchange, the liquidity and price of New Complete Solaria’s securities may be more limited than if New Complete Solaria’s securities were quoted or listed on a national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

Sales of a substantial number of New Complete Solaria Common Stock in the public market by its shareholders could cause the price of New Complete Solaria Common Stock to decline.

Sales of a substantial number of shares of New Complete Solaria Common Stock in the public market could occur at any time. If New Complete Solaria’s stockholders sell, or the market perceives that New Complete Solaria’s stockholders intend to sell, substantial amounts of the Complete Solaria Common Stock in the public market, the market price of New Complete Solaria’s common stock could decline.

The unaudited pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” may not be representative of New Complete Solaria’s results if the Business Combination is completed.

FACT and Complete Solaria currently operate as separate companies and have had no prior history as a combined entity. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Complete Solaria. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from FACT’s and Complete Solaria’s historical financial statements and certain adjustments and assumptions have been made regarding Complete Solaria after giving effect to the Business Combination. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of Complete Solaria.

In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect our financial condition or results of operations following the Closing. Any potential decline in our financial condition or results of operations may cause significant variations in the stock price of Complete Solaria.

During the pendency of the Business Combination, FACT will not be able to enter into a business combination with another party because of restrictions in the Business Combination Agreement. Furthermore, certain provisions of the Business Combination Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Business Combination Agreement.

Covenants in the Business Combination Agreement impede the ability of FACT to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business

Combination. As a result, FACT may be at a disadvantage to its competitors during that period. In addition, while the Business Combination Agreement is in effect, neither FACT nor Complete Solaria may solicit, assist, facilitate the making, submission or announcement of, or intentionally encourage any alternative acquisition proposal, such as a merger, material sale of assets or equity interests or other business combination, with any third party, even though any such alternative acquisition could be more favorable to FACT’s shareholders than the Business Combination. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Business Combination Agreement due to the passage of time during which these provisions have remained in effect.

If the conditions to the Business Combination Agreement are not met, the Business Combination may not occur.

Even if the Business Combination Agreement is approved by the shareholders of FACT, specified conditions must be satisfied or waived before the parties to the Business Combination Agreement are obligated to complete the Business Combination. For a list of the material closing conditions contained in the Business Combination Agreement, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Conditions to the Closing of the Business Combination.” FACT and Complete Solaria may not satisfy all of the closing conditions in the Business Combination Agreement. If the closing conditions are not satisfied or waived, the Business Combination will not occur, or will be delayed pending later satisfaction or waiver, and such delay may cause FACT and Complete Solaria to each lose some or all of the intended benefits of the Business Combination.

The FACT Warrants are accounted for as liabilities and the changes in value of its warrants could have a material effect on its financial results.

On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies titled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the Warrant Agreement governing our warrants.

As a result, included on our balance sheet are derivative liabilities related to embedded features contained within our warrants. Accounting Standards Codification 815, Derivatives and Hedging (ASC 815) provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statements of operations. As a result of the recurring fair value measurement, our financial statements and results of operations may fluctuate quarterly based on factors which are outside of our control. Due to the recurring fair value measurement, we expect that we will recognize non-cash gains or losses on our warrants each reporting period and that the amount of such gains or losses could be material.

Even if FACT consummates the Business Combination, there is no guarantee that the New Complete Solaria Public Warrants will ever be in the money, and they may expire worthless.

The exercise price for FACT Public Warrants is $11.50 per FACT Ordinary Share and, if the Business Combination is consummated, the FACT Public Warrants will be exchanged for New Complete Solaria Public Warrants. There is no guarantee that the New Complete Solaria Public Warrants will ever be in the money prior to their expiration, and as such, the New Complete Solaria Public Warrants may expire worthless.

We may amend the terms of the warrants in a manner that may be adverse to holders of public warrants with the approval by the holders of at least 65% of the then outstanding public warrants. As a result, the exercise price of your warrants could be increased, the exercise period could be shortened and the number of FACT Class A Ordinary Shares purchasable upon exercise of a warrant could be decreased, all without your approval.

The FACT Warrants are issued in registered form under a Warrant Agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision but requires the approval by the holders of at least 65% of the then outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder of Public Warrants if holders of at least 65% of the then outstanding Public Warrants approve of such amendment. Although our ability to amend the terms of the Public Warrants with the consent of at least 65% of the then outstanding Public Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or shares, shorten the exercise period or decrease the number of Class A Ordinary Shares purchasable upon exercise of a warrant.

We may redeem your unexpired New Complete Solaria Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, if, among other things, the last reported sales price of the common stock of New Complete Solaria equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders (the “Reference Value”). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants as described above could force you to (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, we expect would be substantially less than the Market Value of your warrants. None of the FACT Private Placement Warrants will be redeemable by us so long as they are held by our Sponsor or their permitted transferees.

In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.10 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted). In such a case, the holders will be able to exercise their warrants prior to redemption for a number of New Complete Solaria determined based on the redemption date and the fair market value of New Complete Solaria Common Stock. The value received upon exercise of the warrants (1) may be less than the value the holders would have received if they had exercised their warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the warrants, including because the number of shares of New Complete Solaria Common Stock received is capped at 0.361 of a share of New Complete Solaria Common Stock per warrant (subject to adjustment) irrespective of the remaining life of the warrants.

The Warrant Agreement designates the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of FACT Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with FACT.

The Warrant Agreement provides that, subject to applicable law, (i) any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement, including under the Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and (ii) that FACT irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. FACT will waive any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.

Notwithstanding the foregoing, these provisions of the Warrant Agreement will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Any person or entity purchasing or otherwise acquiring any interest in any of our warrants shall be deemed to have notice of and to have consented to the forum provisions in our Warrant Agreement. If any action, the subject matter of which is within the scope of the forum provisions of our Warrant Agreement, is filed in a court other than a court of the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any holder of our warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.

This choice-of-forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with our company, which may discourage such lawsuits. Alternatively, if a court were to find this provision of our Warrant Agreement inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors.

FACT will not have any right to make damage claims against Complete Solaria’s stockholders for the breach of any representation, warranty or covenant made by Complete Solaria in the Business Combination Agreement.

The Business Combination Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the closing of the Business Combination, except for those covenants that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after Closing. Accordingly, there are no remedies available to the parties with respect to any breach of the representations, warranties, covenants or agreements of the parties to the Business Combination Agreement after the Closing of the Business Combination, except for covenants to be performed in whole or in part after the Closing. As a result, FACT will have no remedy available to it if the Business Combination is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by Complete Solaria at the time of the Business Combination.

FACT does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for FACT to complete the Business Combination with which a substantial majority of its shareholders does not agree.

FACT may be able to complete the Business Combination even though a substantial majority of the Public Shareholders does not agree with the transaction and have redeemed their shares.

You will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Therefore, to liquidate your investment, you may be forced to sell your FACT Class A Ordinary Shares or FACT Warrants, potentially at a loss.

The Public Shareholders are entitled to receive funds from the Trust Account only upon the earliest to occur of: (i) FACT’s completion of an initial business combination, and then only in connection with those Class A Ordinary Shares that such shareholder properly elected to redeem, subject to the limitations and on the conditions described herein; (ii) the redemption of any Public Shares properly submitted in connection with a shareholder vote to amend FACT’s Articles of Association (A) to modify the substance or timing of FACT’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its Public Shares if FACT does not complete its initial business combination by September 2, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; and (iii) the redemption of FACT’s Public Shares if it is unable to complete an initial business combination by September 2, 2023, subject to applicable law and as further described herein. In no other circumstances will a Public Shareholder have any right or interest of any kind in the Trust Account. Holders of warrants will not have any right to the proceeds held in the Trust Account with respect to the warrants. Accordingly, to liquidate your investment, you may be forced to sell your FACT Class A Ordinary Shares or FACT Warrants, potentially at a loss.

The ability of the Public Shareholders to exercise redemption rights with respect to a large number of its Public Shares may not allow FACT to complete the most desirable business combination or optimize the capital structure of Complete Solaria.

At the time of entering into the Business Combination Agreement, FACT did not know how many shareholders may exercise their redemption rights, and therefore, FACT structured the transaction based on FACT’s expectations as to the number of shares that will be submitted for redemption. The Closing of the Business Combination is conditioned upon, among other things, (i) the approval by FACT’s shareholders of the Condition Precedent Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated (which expired at 11:59 p.m., Eastern Time, on April 6, 2023); (iii) the approval by NYSE of FACT’s initial listing application in connection with the Business Combination; and (iv) the consummation of the Domestication. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Business Combination Agreement could terminate, and the Business Combination may not be consummated. For further details, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Conditions to the Closing of the Business Combination.”

FACT has no operating history, and FACT’s management has determined that the mandatory liquidation of FACT should an initial business combination not be consummated by September 2, 2023 (or a later date if approved by FACT’s shareholders pursuant to the Articles of Association) raises substantial doubt about FACT’s ability to continue as a going concern.

FACT is a blank check company with no operating history or results. FACT’s management has determined that the mandatory liquidation of FACT, should a business combination not occur by September 2, 2023 (or a later date if approved by FACT’s shareholders pursuant to the Articles of Association), and potential subsequent dissolution, raises substantial doubt about FACT’s ability to continue as a going concern. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of FACT—Liquidity and Capital Resources.”

FACT and Complete Solaria have incurred and expect to incur significant costs associated with the Business Combination.

FACT and Complete Solaria expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the Business Combination. Complete Solaria may also incur additional costs to retain key employees. All expenses incurred in connection with the Business Combination Agreement and the transactions contemplated thereby, including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be for the account of the party incurring such fees, expenses and costs, provided that if the Closing occurs, FACT will bear and pay at or promptly after Closing all FACT and Complete Solaria’s transaction expenses.

The aggregate transaction expenses as a result of the Business Combination are expected to be approximately $20.0 million. The per-share amount we will distribute to shareholders who properly exercise their redemption rights will not be reduced by the transaction expenses and after such redemptions, the per-share value of shares held by non-redeeming shareholders will reflect our obligation to pay the transaction expenses.

The exercise of FACT’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in the best interests of FACT shareholders.

In the period leading up to the closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require FACT to agree to amend the Business Combination Agreement, to consent to certain actions taken by Complete Solaria or to waive rights that FACT is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Complete Solaria’s business, a request by Complete Solaria to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would have a material adverse effect on Complete Solaria’s business and would entitle FACT to terminate the Business Combination Agreement. In any of such circumstances, it would be at FACT’s discretion, acting through its board of directors, to grant its consent or waive those rights. The existence of the financial and personal interests of the directors described in the preceding risk factors may result in a conflict of interest on the part of one or more of the directors between what they may believe is best for FACT and what they may believe is best for themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, FACT does not believe there will be any material changes or waivers that FACT’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. FACT will circulate a supplemental or amended proxy statement/prospectus if changes to the terms of the Business Combination that would have a material impact on its shareholders are required prior to the vote on the Business Combination proposal.

If, after FACT distributes the proceeds in the Trust Account to the Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, a bankruptcy or insolvency court may seek to recover such proceeds, and the members of the FACT Board may be viewed as having breached their fiduciary duties to the creditors of FACT, thereby exposing FACT and the members of the FACT Board to claims of punitive damages.

If, after FACT distributes the proceeds in the Trust Account to the Public Shareholders, it files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against it that is not dismissed, any distributions received by the Public Shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by the Public Shareholders. In addition, members of the FACT Board may be viewed as having breached its fiduciary duty to the creditors of FACT and/or having acted in bad faith, thereby exposing itself and FACT to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, FACT files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against FACT that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of FACT shareholders and the per-share amount that would otherwise be received by FACT shareholders in connection with FACT’s liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to the Public Shareholders, FACT files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against FACT that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law and may be included in FACT’s bankruptcy estate and subject to the claims of third parties with priority over the claims of FACT’s shareholders. To the extent any bankruptcy claims deplete the Trust Account, the per-share amount that would otherwise be received by FACT’s shareholders in connection with FACT’s liquidation may be reduced.

The SEC has recently issued proposed rules relating to certain activities of special purpose acquisition companies. Certain of the procedures that FACT, a potential business combination target or others may determine to undertake in connection with such proposals may increase FACT’s costs and the time needed to complete its initial business combination and may constrain the circumstances under which FACT could complete an initial business combination. The need for compliance with the SPAC Rule Proposals may cause FACT to liquidate the funds in the Trust Account or liquidate FACT at an earlier time than FACT might otherwise choose.

On March 30, 2022, the SEC issued proposed rules (the “SPAC Rule Proposals”) relating, among other things, to disclosures in SEC filings in connection with business combination transactions between special purpose acquisition companies such as us and private operating companies; the financial statement requirements applicable to transactions involving shell companies; the use of projections by special purpose acquisition companies in SEC filings in connection with proposed business combination transactions; the potential liability of certain participants in proposed business combination transactions; and the extent to which special purpose acquisition companies could become subject to regulation under the Investment Company Act, including a proposed rule that would provide special purpose acquisition companies a safe harbor from treatment as an investment company if they satisfy certain conditions that limit a special purpose acquisition company’s duration, asset composition, business purpose and activities. The SPAC Rule Proposals have not yet been adopted and may be adopted in the proposed form or in a different form that could impose additional regulatory requirements on special purpose acquisition companies. Certain of the procedures that FACT, a potential business combination target or others may determine to undertake in connection with the SPAC Rule Proposals, or pursuant to the SEC’s views expressed in the SPAC Rule Proposals, may increase the costs and time of negotiating and completing an initial business combination, and may constrain the circumstances under which FACT could complete an initial business combination. The need for compliance with the SPAC Rule Proposals may cause FACT to liquidate the funds in the Trust Account or liquidate FACT at an earlier time than FACT might otherwise choose. Were FACT to liquidate, FACT’s warrants would expire worthless, and FACT’s security holders would lose the investment opportunity associated with an investment in the combined company, including potential price appreciation of our securities.

If FACT is deemed to be an investment company under the Investment Company Act, FACT may be required to institute burdensome compliance requirements and its activities may be restricted, which may make it difficult for FACT to complete its initial business combination. To mitigate the risk of being deemed to be an investment company for purposes of the Investment Company Act, FACT may instruct trustee of the Trust Account to liquidate the securities held in the Trust Account and instead hold all funds in the Trust Account in a bank deposit account.

As described further above, the SPAC Rule Proposals relate, among other matters, to the circumstances in which special purpose acquisition companies such as FACT could potentially be subject to the Investment Company Act and the regulations thereunder. The SPAC Rule Proposals would provide a safe harbor for such companies from the definition of “investment company” under Section 3(a)(1)(A) of the Investment Company Act, provided that a special purpose acquisition company satisfies certain criteria, including a limited time period to announce and complete a de-SPAC transaction. Specifically, to comply with the safe harbor, the SPAC Rule Proposals would require a company to file a report on Form 8-K announcing that it has entered into an agreement with a target company for a business combination no later than 18 months after the effective date of its registration statement for its initial public offering, The company would then be required to complete its initial business combination no later than 24 months after the effective date of the registration statement for its initial public offering.

The amounts held in the Trust Account are currently held in a bank deposit account. The amounts held in the Trust Account were invested until February 28, 2023 in permitted United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act that invest only in direct U.S. government treasury obligations. There is currently some uncertainty concerning the applicability of the Investment Company Act to a SPAC. Regardless of the SPAC Rule Proposals, it is possible that a claim could be made that FACT has been operating as, and FACT could be deemed to be, an unregistered investment company. The longer that the funds in the Trust Account are held in U.S. government securities or in money market funds invested exclusively in such securities, the greater risk that FACT may be considered an unregistered investment company, in which case FACT may be required to liquidate. Accordingly, FACT determined on February 28, 2023, in its discretion, to instruct Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in a bank deposit account, subject to the terms and conditions of the Trust Agreement. Interest on bank deposit accounts is variable and such accounts may yield materially less than the current investments in connection with the Trust Account.

If FACT is deemed to be an investment company under the Investment Company Act, FACT’s activities would be severely restricted. In addition, FACT would be subject to burdensome compliance requirements. FACT does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. However, if FACT is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, FACT would be subject to additional regulatory burdens and expenses for which FACT has not allotted funds. As a result, unless FACT is able to modify its activities so that FACT would not be deemed an investment company, FACT may abandon its efforts to complete an initial business combination and instead liquidate FACT. Were FACT to liquidate, FACT’s warrants would expire worthless, and FACT’s security holders would lose the investment opportunity associated with an investment in the combined company, including potential price appreciation of FACT’s securities.

New Complete Solaria’s ability to use net operating loss carryforwards and certain other tax attributes may be limited.

Complete Solaria has incurred substantial losses during its history and does not expect to become profitable in the near future and may never achieve profitability. Under current U.S. federal income tax law, unused losses for the tax year ended December 31, 2017 and prior tax years will carry forward to offset future taxable income, if any, until such unused losses expire, and unused federal losses generated after December 31, 2017 will not expire and may be carried forward indefinitely but will be only deductible to the extent of 80% of current year taxable income in any given year. Many states have similar laws.

In addition, both current and future unused net operating loss (“NOL”) carryforwards and other tax attributes may be subject to limitation under Sections 382 and 383 of the Code, if a corporation undergoes an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in equity ownership by certain stockholders over a three-year period. The Business Combination may result in an ownership change for Complete Solaria and Solaria and, accordingly, Complete Solaria and Solaria’s NOL carryforwards and certain other tax attributes may be subject to limitations (or disallowance) on their use after the Business Combination. Complete Solaria and Solaria’s NOL carryforwards may also be subject to limitation as a result of prior shifts in equity ownership. Additional ownership changes in the future could result in additional limitations on New Complete Solaria’s NOL carryforwards. Consequently, even if New Complete Solaria achieves profitability, it may not be able to utilize a material portion of Complete Solaria’s, Solaria’s or the combined organization’s NOL carryforwards and other tax attributes, which could have a material adverse effect on cash flow and results of operations.

The Business Combination could be subject to review and approval by CFIUS, as a result of which we may not be able to proceed with the Business Combination on terms acceptable to the parties.

The Company does not believe that the Business Combination or our Sponsor’s acquisition of board appointment rights in the post-combination company would trigger a CFIUS filing requirement under 31 C.F.R. § 800.401, as the Company believes that neither Complete Solaria nor Solaria are “TID U.S. businesses” within the meaning of 31 C.F.R. § 800.248. However, CFIUS could regard the Business Combination and our Sponsor’s acquisition of board designation rights as a “covered control transaction” subject to its jurisdiction under 31 C.F.R. § 800.210. Specifically, CFIUS could determine that our Sponsor is a “foreign person” for CFIUS purposes due to certain non-U.S. persons’ indirect interests in our Sponsor, and could regard our Sponsor’s acquisition of interests in the post-combination company and ability to designate two members of the post-combination company’s board as a result of the Business Combination as conferring to our Sponsor “control,” as defined at 31 C.F.R. § 800.208, of the post-combination company. If CFIUS were to take the view that the Business Combination or our Sponsor’s acquisition of board appointment rights constituted a “covered control transaction” subject to its jurisdiction and also identify a national security risk associated with the Business Combination, CFIUS could ask the parties to provide information regarding the Business Combination or potentially ask the parties to submit a filing for CFIUS review.

In the event that CFIUS reviews the Business Combination, there can be no assurances that the Company will be able to maintain, or proceed with, the Business Combination on terms acceptable to our Sponsor. CFIUS could impose conditions on, delay, or prohibit the Business Combination or our Sponsor’s rights in the post-combination company. Such limitations or restrictions could delay or prevent the Business Combination or our Sponsor’s acquisition of management or information rights with respect to the post-combination company. These risks may limit the attractiveness of, delay or prevent us from pursuing the Business Combination. In addition, while the parties may choose to restrict our Sponsor’s voting, management or information rights with respect to the post-combination company in an effort to address any concerns or requests made by CFIUS, there is no assurance that any such restrictions will allow the parties to proceed with the Business Combination, and CFIUS could require the parties’ acceptance of certain mitigating conditions for its approval that may not be commercially or otherwise desirable to the parties.

Risks Related to the Consummation of the Domestication and the Adoption of the Proposed Governing Documents

All references in this section to “we,” “us” or “our” mean FACT prior to the Closing and New Complete Solaria after the Closing, as the context requires.

Certain investors may be required to recognize gain for U.S. federal income tax purposes as a result of the Domestication.

As discussed more fully under the section titled “Certain Material U.S. Federal Income Tax Considerations—The Domestication,” in the opinion of Paul Hastings LLP, counsel to FACT, the Domestication will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code. Accordingly, U.S. Holders (as defined in such section) of FACT Class A Ordinary Shares will be subject to Section 367(b) of the Code and, as a result:

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Subject to the discussion below concerning PFICs, a U.S. Holder of FACT Class A Ordinary Shares whose ordinary shares have a fair market value of less than $50,000 on the date of the Domestication and who is not a 10% shareholder (as defined above) will not recognize any gain or loss and will not be required to include any part of FACT’s earnings in income.

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Subject to the discussion below concerning PFICs, a U.S. Holder of FACT Class A Ordinary Shares whose ordinary shares have a fair market value of $50,000 or more, but who is not a 10% shareholder will generally recognize gain (but not loss) on the deemed receipt of New Complete Solaria Common Stock in the Domestication. As an alternative to recognizing gain as a result of the Domestication, such U.S. Holder may file an election to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its FACT Class A Ordinary Shares provided certain other requirements are satisfied.

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Subject to the discussion below concerning PFICs, a U.S. Holder of FACT Class A Ordinary Shares who on the date of the Domestication is a 10% shareholder will generally be required to include in income, as a dividend, the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367 of the Code) attributable to its FACT shares provided certain other requirements are satisfied. As discussed further under “Certain Material U.S. Federal Income Tax Considerations—PFIC Considerations” below, FACT believes that it is (and has been) treated as a PFIC for U.S. federal income tax purposes. If FACT is a PFIC, notwithstanding the foregoing, proposed Treasury Regulations under Section 1291(f) of the Code (which have a retroactive effective date), if finalized in their current form, generally would require a U.S. Holder to recognize gain as a result of the Domestication unless the U.S. Holder makes (or has made) certain elections discussed further under “Certain Material U.S. Federal Income Tax Considerations—- The Domestication—PFIC Considerations.” The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on a complex set of rules. It is difficult to predict whether such proposed regulations will be finalized and whether, in what form, and with what effective date, other final Treasury Regulations under Section 1291(f) of the Code will be adopted. Further, it is not clear whether and how any such regulations would apply to the FACT Public Warrants. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the section titled “Certain Material U.S. Federal Income Tax Consideration.” Each U.S. Holder of FACT Class A Ordinary Shares or FACT Public Warrants is urged to consult his, her or its own tax advisor concerning the application of the PFIC rules to the exchange of FACT Class A Ordinary Shares for New Complete Solaria Common Stock and FACT Public Warrants for New Complete Solaria Public Warrants pursuant to the Domestication. Additionally, the Domestication may cause Non-U.S. Holders (as defined in “Certain Material U.S. Federal Income Tax Considerations” below) to become subject to U.S. federal income withholding taxes on any dividends in respect of such Non-U.S. Holder’s New Complete Solaria Common Stock subsequent to the Domestication.

The tax consequences of the Domestication are complex and will depend on a holder’s particular circumstances. All holders are strongly urged to consult their tax advisor for a full description and understanding of the tax consequences of the Domestication, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws. For a more complete discussion of the U.S. federal income tax considerations of the Domestication, see the section titled “Certain Material U.S. Federal Income Tax Considerations.”

FACT’s non-U.S. shareholders exercising their redemption rights should expect that brokers will likely withhold on the payment of gross proceeds to them.

As more fully described under “Certain Material U.S. Federal Income Tax Considerations—The Domestication—Tax Consequences of a Redemption of New Complete Solaria Common Stock to U.S. Holders and Non-U.S. Holders,” Non-U.S. Holders exercising their redemption rights should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to them at a rate of 30% unless the relevant Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8). Each Non-U.S. Holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its New Complete Solaria Common Stock, including its ability to obtain a refund of any amounts withheld by filing an appropriate claim for a refund with the IRS in the event that such Non-U.S. Holder is not treated as receiving a dividend under the tests prescribed in Section 302 of the Code (as described below). For further information, see the section titled “Certain Material U.S. Federal Income Tax Considerations—The Domestication—Tax Consequences of a Redemption of New Complete Solaria Common Stock to U.S. Holders and Non-U.S. Holders.”

Changes in tax laws could adversely affect the taxes we pay and therefore our financial condition and results of operations.

Tax laws, regulations, and administrative practices may be subject to significant change, with or without notice, due to economic, political and other conditions, and significant judgment is required in applying the relevant provisions of tax law. If such changes were to be adopted or if the tax authorities were to challenge our application of relevant provisions of applicable tax laws, our financial condition and results of operations could be adversely affected.

In particular, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, the imposition of minimum taxes or surtaxes on certain types of income, significant changes to the taxation of income derived from international operations, and an addition of further limitations on the deductibility of business interest. For example, the IRA, which was enacted on August 16, 2022, among other provisions, imposes a 15% minimum tax on the adjusted financial statement income of certain large corporations, as well as a 1% excise tax on corporate stock repurchases by publicly traded companies. This act, as well as any other changes to tax laws that are enacted, could adversely affect our tax liability. While certain other draft legislation has been publicly released and is under development in Congress at this time, the likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business and therefore there can be no assurance our business will not be adversely affected.

Under the Inflation Reduction Act of 2022, New Complete Solaria may have liability for the 1% stock buyback tax to the extent holders of FACT Ordinary Shares exercise their redemption rights after December 31, 2022.

On August 16, 2022, President Biden signed into law the IRA, which includes, among other provisions, a 1% excise tax on “repurchases of stock” by “covered corporations” beginning on January 1, 2023. A “covered corporation” is a domestic corporation that is traded on an established securities market. FACT would be considered a “covered corporation” after the Domestication, so “repurchases of stock” by FACT occurring after December 31, 2022 may be subject to the 1% excise tax (to the extent in excess of a $1 million annual threshold and subject to reduction for share issuances by FACT and New Complete Solaria, including issuances of New Complete Solaria stock pursuant to the Business Combination, made during the year of such repurchases). As such, it is possible that the 1% excise tax could apply to redemptions of FACT Ordinary Shares from holders exercising their redemption rights in connection with the Business Combination. Depending on the number of holders of FACT Ordinary Shares who exercise their redemption rights, the imposition of the 1% excise tax could potentially adversely affect the cash we have available for our operations following the Business Combination.

Provisions in the Proposed Governing Documents and provisions of the DGCL may delay or prevent an acquisition by a third party that could otherwise be in the interests of shareholders.

New Complete Solaria’s Proposed Certificate of Incorporation and New Complete Solaria’s Proposed Bylaws to be in effect following the Closing of the Business Combination will contain several provisions that may make it more difficult or expensive for a third party to acquire control of New Complete Solaria without the approval of the New Complete Solaria Board. These provisions, which may delay, prevent or deter a merger, acquisition, tender offer, proxy contest, or other transaction that stockholders may consider favorable, include the following:

•	advance notice requirements for stockholder proposals and director nominations;

•	provisions limiting stockholders’ ability to call special meetings of stockholders and to take action by written consent;

•	restrictions on business combinations with interested stockholders;

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in certain cases, the approval of holders representing at least two-thirds (2/3) of the FACT Ordinary Shares entitled to vote will be required for stockholders to adopt, amend or repeal certain provisions of the Proposed Bylaws, or amend or repeal certain provisions of the Proposed Certificate of Incorporation;

•	no cumulative voting; and

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the ability of the board of directors to designate the terms of and issue new series of preferred stock without stockholder approval, which could be used, among other things, to institute a rights plan that would have the effect of significantly diluting the stock ownership of a potential hostile acquirer, likely preventing acquisitions by such acquirer.

These provisions of the Proposed Certificate of Incorporation and Proposed Bylaws could discourage potential takeover attempts and reduce the price that investors might be willing to pay for the shares of New Complete Solaria Common Stock in the future, which could reduce the market price of the common stock. For more information, see the section titled “Description of Securities.”

The provision of the Proposed Certificate of Incorporation to be in effect following the Business Combination requiring exclusive venue in the Court of Chancery in the State of Delaware and the federal district courts of the United States for certain types of lawsuits may have the effect of discouraging lawsuits against directors and officers.

The Proposed Certificate of Incorporation will provide that, unless otherwise consented to by New Complete Solaria in writing, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for the following types of actions or proceedings:

•	any derivative action or proceeding brought on behalf of New Complete Solaria;

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any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of New Complete Solaria to New Complete Solaria or New Complete Solaria’s stockholders;

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any action asserting a claim against New Complete Solaria or any current or former director, officer, stockholder, employee or agent of New Complete Solaria relating to any provision of the DGCL or the Proposed Certificate of Incorporation or the Proposed Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and

•

any action asserting a claim against New Complete Solaria or any current or former director, officer, stockholder, employee or agent of New Complete Solaria governed by the internal affairs doctrine of the State of Delaware, in each such case unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein.

The Proposed Certificate of Incorporation will further provide that, unless otherwise consented to by New Complete Solaria in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint against any person in connection with any offering of New Complete Solaria’s securities, asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in New Complete Solaria’s securities will be deemed to have notice of and consented to this provision.

Although the Proposed Certificate of Incorporation contains the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and, therefore, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

Although we believe these provisions will benefit us by limiting costly and time-consuming litigation in multiple forums and by providing increased consistency in the application of applicable law, these exclusive forum provisions may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Risks Related to Redemption

All references in this section to “we,” “us” or “our” mean FACT prior to the Closing and New Complete Solaria after the Closing, as the context requires.

The NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

The FACT Units, FACT Class A Ordinary Shares and FACT Public Warrants are listed on the NYSE. We cannot assure you that our securities will continue to be listed on the NYSE in the future or prior to our initial business combination. In order to continue listing our securities on the NYSE prior to our initial business combination, we must maintain certain financial, distribution and share price levels. Generally, following our initial public offering, we must maintain a minimum amount in Shareholders’ equity (generally $2,500,000) and a minimum number of holders of our securities (generally 300 public holders). Additionally, in connection with our initial business combination, we will be required to demonstrate compliance with the NYSE’s initial listing requirements, which are more rigorous than the NYSE’s continued listing requirements, in order to continue to maintain the listing of our securities on the NYSE. For instance, in order for our FACT Class A Ordinary Shares to be listed upon the consummation of our initial business combination, at such time, our share price would generally be required to be at least $4.00 per share, our global market capitalization would be required to be at least $200 million, the aggregate market value of publicly-held shares would be required to be at least $100 million and we would be required to have at least 400 round lot holders. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the NYSE delists any of our securities from trading on its exchange and we are not able to list such securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	reduced liquidity for our securities;

•

a determination that the FACT Class A Ordinary Shares are a “penny stock” which will require brokers trading in the FACT Class A Ordinary Shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

•	a limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because the

FACT Units, the FACT Class A Ordinary Shares and FACT Public Warrants are listed on the NYSE, the FACT Units, FACT Class A Ordinary Shares and FACT Public Warrants qualify as covered securities under the statute. Although the states are preempted from regulating the sale of covered securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. While we are not aware of a state having used these powers to prohibit or restrict the sale of securities issued by blank check companies, other than the State of Idaho, certain state securities regulators view blank check companies unfavorably and might use these powers, or threaten to use these powers, to hinder the sale of securities of blank check companies in their states. Further, if we were no longer listed on the NYSE, our securities would not qualify as covered securities under the statute, and we would be subject to regulation in each state in which we offer our securities.

The FACT Initial Shareholders control a substantial interest in us and thus may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support.

The FACT Initial Shareholders own approximately 43.2% of our issued and outstanding FACT Ordinary Shares and only holders of FACT Class B Ordinary Shares will have the right to appoint or remove directors in any general meeting held prior to or in connection with the completion of our initial business combination. Accordingly, the FACT Initial Shareholders may exert a substantial influence on actions requiring a shareholder vote, potentially in a manner that you do not support, including amendments to our Articles of Association. If the FACT Initial Shareholders purchase any additional FACT Class A Ordinary Shares in the aftermarket or in privately negotiated transactions, this would increase their control. Neither the FACT Initial Shareholders nor, to our knowledge, any of our officers or directors, have any current intention to purchase additional securities. Factors that would be considered in making such additional purchases would include consideration of the current trading price of FACT Class A Ordinary Shares. In addition, our board of directors, whose members were appointed by our Sponsor, is and will be divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. We may not hold an annual general meeting to appoint or remove new directors prior to the completion of our initial business combination, in which case all of the current directors will continue in office until at least the completion of the business combination. If there is an annual general meeting prior to our initial business combination, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for appointment and the FACT Initial Shareholders, because of their ownership position, will control the outcome. In addition, we have agreed not to enter into a definitive agreement regarding an initial business combination without the prior written consent of NextG. Accordingly, the FACT Initial Shareholders will continue to exert control at least until the completion of our initial business combination.

There is no guarantee that a Public Shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

FACT can give no assurance as to the price at which a Public Shareholder may be able to sell the shares of New Complete Solaria Common Stock in the future following the completion of the Business Combination or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in New Complete Solaria’s stock price, and may result in a lower value realized now than a Public Shareholder of FACT might realize in the future had the shareholder not redeemed its shares. Similarly, if a Public Shareholder does not redeem its shares, the shareholder will bear the risk of ownership of New Complete Solaria Common Stock after the Closing of the Business Combination, and there can be no assurance that a shareholder can sell its shares of New Complete Solaria Common Stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A Public Shareholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

If Public Shareholders fail to receive notice of the FACT offer to redeem their FACT Class A Ordinary Shares in connection with the Business Combination, or if Public Shareholders fail to demand redemption rights properly, they will not be entitled to have their FACT Class A Ordinary Shares redeemed for a pro rata portion of the Trust Account.

FACT will comply with the proxy rules or tender offer rules, as applicable, when conducting redemptions in connection with the Business Combination. Despite FACT’s compliance with these rules, if a Public Shareholder fails to receive FACT’s proxy materials or tender offer documents, as applicable, such Public Shareholder may not become aware of the opportunity to redeem its shares. Public Shareholders holding FACT Class A Ordinary Shares may demand that FACT redeem their shares for a pro rata portion of the Trust Account, calculated as of two business days prior to the anticipated Closing of the Business Combination, including interest earned on the Trust Account and not previously released to FACT to pay its tax obligations. Public Shareholders who seek to exercise this redemption right must deliver their share certificates (if any) and any other redemption forms (either physically or electronically) to FACT’s transfer agent two business days prior to the Special Meeting. Any Public Shareholder who fails to deliver its share certificates (if any) and any other redemption forms properly as described in this proxy statement/prospectus will not be entitled to have its shares redeemed. See the section titled “Special Meeting—Redemption Rights” for the procedures to be followed if you wish to have your FACT Class A Ordinary Shares redeemed.

If you or a “group” of shareholders are deemed to hold in excess of 15% of the outstanding FACT Class A Ordinary Shares, you will lose the ability to redeem all such shares in excess of 15% of the outstanding FACT Class A Ordinary Shares.

The Articles of Association provides that a Public Shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13(d) of the Exchange Act), is restricted from redeeming its shares with respect to more than an aggregate of 15% of the outstanding shares, which we refer to as the “Excess Shares,” without FACT’s prior consent. However, FACT would not be restricting its shareholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination or another initial business combination. Your inability to redeem the Excess Shares will reduce your influence over FACT’s ability to complete the Business Combination or another initial business combination and you could suffer a material loss on your investment in FACT if you sell Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to the Excess Shares if FACT consummates the Business Combination. As a result, you will continue to hold that number of shares exceeding 15% and, in order to dispose of such shares, would be required to sell your shares in open market transactions, potentially at a loss.

Public Shareholders who redeem their FACT Class A Ordinary Shares may continue to hold any FACT Public Warrants they own, which will result in additional dilution to non-redeeming holders upon exercise of the FACT Public Warrants.

Public Shareholders who redeem their FACT Class A Ordinary Shares may continue to hold any FACT Public Warrants they owned prior to redemption, which will result in additional dilution to non-redeeming holders upon exercise of such FACT Public Warrants. Assuming (i) all redeeming Public Shareholders acquired FACT Public Units in the IPO and continue to hold the FACT Public Warrants that were included in the FACT Public Units, and (ii) maximum redemption of FACT Class A Ordinary Shares held by the redeeming Public Shareholders, 8,625,000 Public Warrants would be retained by redeeming Public Shareholders with a value of approximately $                million based on the market price of approximately $                per warrant based on the closing price of the FACT Public Warrants on the NYSE on                , 2023. As a result of the Redemption, such redeeming Public Shareholders would recoup their entire investment and continue to hold FACT Public Warrants with an aggregate market value of approximately $                million, while non-redeeming Public Shareholders would suffer additional dilution in their percentage ownership and voting interest of the post-Business Combination company to the extent such warrants are exercised and additional shares of New Complete Solaria Common Stock are issued.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the Closing of the Business Combination, FACT’s board of directors may not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.

The FACT Board of directors is seeking approval to adjourn the Special Meeting to a later date or dates if necessary for any other reason in connection with the Business Combination Agreement or to permit further solicitation and votes of proxies if, based upon tabulated votes at the time of the Special Meeting, there are insufficient FACT Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or to approve the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Incentive Equity Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal. If the Adjournment Proposal is not approved, the FACT Board may not have the ability to adjourn the Special Meeting to a later date and, therefore, the Business Combination would not be completed.

SPECIAL MEETING

General

FACT is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by FACT’s Board for use at the Special Meeting to be held on             , 2023, and at any postponements or adjournments thereof. This proxy statement/prospectus is first being furnished to FACT’s shareholders on or about             , 2023 in connection with the vote on the proposals described in this proxy statement/prospectus. This proxy statement/prospectus provides FACT’s shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Special Meeting.

Date, Time and Place of Special Meeting

The Special Meeting will be held on             , 2023, at              a.m., Eastern Time, at the offices of Paul Hastings LLP located at 200 Park Avenue, New York, New York 10016, and via a virtual meeting, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned.

You can pre-register to attend the virtual Special Meeting starting             , 2023 at                :                a.m., Eastern Time (five business days prior to the meeting date). Enter the URL address into your browser                     , enter your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box. At the start of the Special Meeting you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Special Meeting.

Shareholders who hold their investments through a bank or broker, will need to contact the Transfer Agent to receive a control number. If you plan to vote at the Special Meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote, the Transfer Agent will issue you a guest control number with proof of ownership. Either way you must contact the Transfer Agent for specific instructions on how to receive the control number. The Transfer Agent can be contacted at (917) 262-2373 or email proxy@continentalstock.com. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have access to Internet, you can listen only to the meeting by dialing              (or              if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the pin number             . Please note that you will not be able to vote or ask questions at the Special Meeting if you choose to participate telephonically.

Purpose of the Special Meeting

At the Special Meeting, FACT is asking holders of FACT Ordinary Shares to consider and vote upon:

•	the Business Combination Proposal;

•	the Domestication Proposal;

•	the Governing Documents Proposal;

•	the Advisory Governing Documents Proposals;

•	the Listing Proposal;

•	the Incentive Equity Plan Proposal;

•	the Employee Stock Purchase Plan Proposal;

•	the Director Election Proposal; and

•	the Adjournment Proposal.

Under the Business Combination Agreement, the approval of the Condition Precedent Proposals is a condition to the Closing of the Business Combination. If our Public Shareholders do not approve each of the Condition Precedent Proposals, then the Business Combination may not be consummated.

In addition, as required by applicable SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions, FACT is requesting that our shareholders vote upon, on a nonbinding advisory basis, a proposal to approve certain amendments contained in the Proposed Certificate of Incorporation and that materially affect shareholder rights, which amendments are part of the Proposed Certificate of Incorporation that will replace the Articles of Association if the Governing Documents Proposal is approved. See the section titled “Proposal No. 3—The Governing Documents Proposal.” This separate vote is not otherwise required by Cayman Islands law separate and apart from the Governing Documents Proposal, but pursuant to SEC guidance, FACT is required to submit these provisions to our shareholders separately for approval. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on FACT or the FACT Board (separate and apart from the approval of the Governing Document Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governing Documents Proposals (separate and apart from approval of the Governing Documents Proposal).

Recommendation of the FACT Board with Respect to the Proposals

Following the recommendation of the FACT Special Committee, the FACT Board believes that the Business Combination Proposal and the other proposals to be presented at the Special Meeting are in the best interests of FACT’s shareholders and unanimously recommends that our shareholders vote:

•	“FOR” the approval of the Business Combination Proposal;

•	“FOR” the approval of the Domestication Proposal;

•	“FOR” the approval of the Governing Documents Proposal,

•	“FOR” the approval, on a non-binding advisory basis, of the Advisory Governing Documents Proposal;

•	“FOR” the approval of the Listing Proposal;

•	“FOR” the approval of the Incentive Equity Plan Proposal;

•	“FOR” the approval of the Employee Stock Purchase Plan Proposal;

•	“FOR” the approval of the election of each director nominee pursuant to the Director Election Proposal; and

•	“FOR” the approval of the Adjournment Proposal.

The existence of financial and personal interests of FACT’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of FACT and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. These conflicts of interest include, among other things, that if we do not consummate an initial business combination by September 2, 2023, we may be forced to liquidate, and the 8,577,500 Founder Shares owned by the Sponsor and FACT’s independent directors and 6,266,667 FACT Private Placement Warrants owned by our Sponsor, of which certain of our directors and officers are members, would be worthless. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination,” “Certain Relationships and Related Person Transactions,” “Executive Compensation—Post-Closing Director Compensation” and “Beneficial Ownership of Securities” for more information.

Record Date; Who is Entitled to Vote

We have fixed the close of business on             , 2023, as the “record date” for determining the shareholders entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on             , 2023,

there were                FACT Ordinary Shares outstanding and entitled to vote. Each FACT Ordinary Share is entitled to one vote per share at the Special Meeting.

The FACT Initial Shareholders entered into a Sponsor Support Agreement to vote their FACT Ordinary Shares and any Public Shares purchased during or after the IPO, in favor of the Business Combination Proposal and the other proposals to be voted upon at the Special Meeting. As of the date hereof, the FACT Initial Shareholders own approximately 43.2% of the total outstanding FACT Ordinary Shares.

Quorum

The presence (which would include presence at the virtual Special Meeting), in person or by proxy, of shareholders holding a majority of the FACT Ordinary Shares at the Special Meeting constitutes a quorum at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum. The FACT Initial Shareholders, who own approximately         % of the issued and outstanding FACT Ordinary Shares as of the record date, will count towards this quorum. As a result, as of the record date, in addition to the shares of the FACT Initial Shareholders, an additional         FACT Ordinary Shares, or         % of the FACT Ordinary Shares, plus one FACT Ordinary Share, held by Public Shareholders would be required to be present at the Special Meeting to achieve a quorum. In the absence of a quorum, the chairman of the Special Meeting has the power to adjourn the Special Meeting.

Abstentions

Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of any of the proposals voted upon at the Special Meeting.

Under NYSE rules, if a shareholder holds their shares in “street name” through a bank, broker or other nominee and the shareholder does not instruct their broker, bank or other nominee how to vote their shares on a proposal, the broker, bank or other nominee has the authority to vote the shares in its discretion on certain “routine” matters. However, banks, brokers and other nominees are not authorized to exercise their voting discretion on any “non-routine” matters. This can result in a “broker non-vote,” which occurs on a proposal when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of shareholders, (ii) there are one or more “non-routine” proposals to be voted on at the meeting for which the bank, broker or other nominee does not have authority to vote without instructions from the beneficial owner of the shares and (iii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter.

We believe that all of the proposals to be voted on at the Special Meeting will be considered non-routine matters. As a result, if you hold your shares in “street name,” your bank, brokerage firm or other nominee cannot vote your shares on any of the proposals to be voted on at the Special Meeting without your instruction.

Because all of the proposals to be voted on at the Special Meeting are “non-routine” matters, banks, brokers and other nominees will not have authority to vote on any proposals unless instructed, so FACT does not expect there to be any broker non-votes at the Special Meeting.

Vote Required for Approval

Business Combination Proposal: The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Domestication Proposal: The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Governing Documents Proposal: The approval of the Governing Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Advisory Governing Documents Proposal: The approval of each of the Advisory Governing Documents Proposals, on a non-binding advisory basis, requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Listing Proposal: The approval of the Listing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Director Election Proposal: The approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Class B Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Pursuant to the Sponsor Support Letter Agreement, the FACT Initial Shareholders have agreed to vote their FACT Class B Ordinary Shares in favor of the Director Election Proposal and the election of the director nominees is therefore assured.

Incentive Equity Plan Proposal: The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Employee Stock Purchase Plan Proposal: The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Adjournment Proposal: The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Voting Your Shares

If you were a holder of record of FACT Ordinary Shares as of the close of business on             , 2023, the record date for the Special Meeting, you may vote with respect to the proposals in person or virtually at the Special Meeting, or by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. Your proxy card shows the number of FACT Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are three ways to vote your FACT Ordinary Shares at the Special Meeting:

Voting by Mail. By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Special Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Special Meeting so that your shares will be voted if you are unable to attend the Special Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. Votes submitted by mail must be received by 5:00 p.m., Eastern Time, on             , 2023 (two business days before the Special Meeting).

Voting in Person at the Meeting. If you attend the Special Meeting and plan to vote in person, you will be provided with a ballot at the Special Meeting. If your shares are registered directly in your name, you are considered the shareholder of record and you have the right to vote in person at the Special Meeting. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Special Meeting and vote in person, you will need to bring to the Special Meeting a legal proxy from your broker, bank or nominee authorizing you to vote these shares.

Voting Electronically. You may attend, vote and examine the list of shareholders entitled to vote at the Special Meeting by visiting                and entering the control number found on your proxy card, voting instruction form or notice included in the proxy materials.

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before the Special Meeting or at the Special Meeting by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify FACT’s Secretary in writing to Freedom Acquisition I Corp., 14 Wall Street, 20th Floor New York, NY 10005, before the Special Meeting that you have revoked your proxy; or

•	you may attend the Special Meeting, revoke your proxy, and vote in person, as indicated above.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares?

If you are a FACT shareholder and have any questions about how to vote or direct a vote in respect of your FACT Ordinary Shares, you may call Morrow Sodali LLC, our proxy solicitor, by calling (800) 662-5200 (toll-free), or by emailing FACT.info@investor.morrowsodali.com.

Vote of FACT’s Sponsor, Directors and Officers

The FACT Initial Shareholders entered into a Sponsor Support Letter Agreement to vote their Class B Ordinary Shares and any Public Shares purchased during or after the IPO, in favor of the Business Combination Proposal and the other proposals to be voted upon at the Special Meeting. As of the date hereof, the FACT Initial Shareholders own approximately 43.2% of the total outstanding FACT Ordinary Shares.

Redemption Rights

Pursuant to the Articles of Association, holders of Class A Ordinary Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any shareholder holding Class A Ordinary Shares may demand that FACT redeem such

shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $             per share as of              , 2023, the record date for the meeting), calculated as of two business days prior to the anticipated Closing of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, FACT will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

As a holder of Class A Ordinary Shares, you will be entitled to receive cash for any Class A Ordinary Shares to be redeemed only if you:

•	hold Class A Ordinary Shares;

•

submit a written request to Continental, FACT’s transfer agent, in which you (i) request that FACT redeem all or a portion of your FACT Class A Ordinary Shares for cash, and (ii) identify yourself as the beneficial holder of the FACT Class A Ordinary Shares and provide your legal name, phone number and address; and

•	deliver your share certificates (if any) and any other redemption forms to Continental, FACT’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Class A Ordinary Shares in the manner described above prior to 5:00 p.m., Eastern Time, on             , 2023 (two business days before the Special Meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. If the Business Combination is not consummated, the FACT Class A Ordinary Shares will be returned to the respective holder, broker or bank.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of FACT that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of Class A Ordinary Shares, may not be withdrawn following the Redemption Deadline, unless the FACT Board determines (in its sole discretion) to permit such withdrawal of a redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental, FACT’s transfer agent, at least two business days prior to the Special Meeting. No request for redemption will be honored unless the holder’s share certificates (if any) and any other redemption forms have been delivered (either physically or electronically) to Continental, FACT’s transfer agent, prior to 5:00 p.m., Eastern Time, on             , 2023 (two business days before the Special Meeting).

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Class A Ordinary Shares with respect to more than an aggregate of 15% of the outstanding Class A Ordinary Shares, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the outstanding Class A Ordinary Shares, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

The FACT Initial Shareholders have, pursuant to the Sponsor Support Letter Agreement, agreed to, among other things, vote all of their ordinary shares in favor of the proposals being presented at the Special Meeting and waive their anti-dilution rights with respect to their Class B Ordinary Shares in connection with the Closing of the Business Combination. Such shares will be excluded from the pro rata calculation used to determine the per-share redemption price. As of the date of this proxy statement/prospectus, the FACT Initial Shareholders own approximately 43.2% of the issued and outstanding FACT Ordinary Shares. See the section titled “Proposal No. 1—The Business Combination Proposal—Related Agreements—The Sponsor Support Letter Agreement” for more information related to the Sponsor Support Letter Agreement.

If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, FACT will promptly return any share certificates delivered by Public Shareholders.

The closing price of Class A Ordinary Shares on              , 2023, the record date for the Special Meeting, was $             per share. The cash held in the Trust Account on such date was approximately $             (net of taxes payable) ($             per Class A Ordinary Share). Prior to exercising redemption rights, shareholders should verify the market price of Class A Ordinary Shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FACT cannot assure its shareholders that they will be able to sell their Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of Class A Ordinary Shares exercises his, her or its redemption rights, then he, she or it will be exchanging its Class A Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption by delivering your share certificate (either physically or electronically) to FACT’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

For a discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see the section titled “Certain Material U.S. Federal Income Tax Considerations.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Appraisal Rights

FACT Shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

Proxy Solicitation Costs

FACT is soliciting proxies on behalf of the FACT Board. This proxy solicitation is being made by mail, but also may be made by telephone or in person. FACT has engaged Morrow Sodali LLC to assist in the solicitation of proxies for the Special Meeting. FACT and its directors, officers and employees may also solicit proxies in person. FACT will ask banks, brokers and other institutions, nominees and fiduciaries to forward this proxy statement/prospectus and the related proxy materials to their principals and to obtain their authority to execute proxies and voting instructions.

FACT will bear the entire cost of the proxy solicitation, including the preparation, assembly, printing, mailing and distribution of this proxy statement/prospectus and the related proxy materials. FACT will pay

Morrow Sodali LLC a fee of $20,000, plus disbursements, reimburse Morrow Sodali LLC for its reasonable out-of-pocket expenses and indemnify Morrow Sodali LLC and its affiliates against certain claims, liabilities, losses, damages and expenses for its services as FACT’s proxy solicitor. FACT will reimburse brokerage firms and other custodians for their reasonable out-of-pocket expenses for forwarding this proxy statement/prospectus and the related proxy materials to FACT shareholders. Directors, officers and employees of FACT who solicit proxies will not be paid any additional compensation for soliciting.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding FACT or our securities, subject to applicable law, rules and regulations, FACT’s Initial Shareholders and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of FACT Ordinary Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the proposals presented to shareholders for approval at the Special Meeting are approved or that FACT has in excess of the required dollar to consummate the Business Combination. Any such share purchases and other transactions may thereby increase the likelihood of obtaining Public Shareholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by FACT Initial Shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on the FACT Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of Class A Ordinary Shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. FACT will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be voted on at the Special Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

PROPOSAL NO. 1—THE BUSINESS COMBINATION PROPOSAL

FACT is asking its shareholders to approve by ordinary resolution and adopt the Business Combination Agreement. FACT shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement and its amendments, copies of each of which are attached as Annex A, Annex A-1 and Annex A-2 to this proxy statement/prospectus. Please see the subsection titled “—The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.

Because FACT is holding a shareholder vote on the Business Combination Agreement, FACT may consummate the Mergers only if it is approved by a resolution passed by the holders of not less than a simple majority of the ordinary shares that are voted at the extraordinary general meeting.

The Business Combination Agreement

This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, attached as Annex A, Annex A-1 and Annex A-2 to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Mergers.

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure letters (the “disclosure letters”), which are not filed publicly, and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure letters contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about FACT, Complete Solaria, Solaria or any other matter.

On December 26, 2022, FACT, Complete Solaria, First Merger Sub and Second Merger Sub entered into that certain First Amendment to Business Combination Agreement (the “First Amendment to the Business Combination Agreement”) to remove:

•

the condition to the obligation of Complete Solaria to consummate the Business Combination that there be, as of the Closing, at least $100,000,000 in Available Acquiror Cash (as such term was defined in the Business Combination Agreement);

•	the obligation of each of FACT and Complete Solaria to use reasonable best efforts to cause the Available Acquiror Cash to equal or exceed $100,000,000 as of immediately prior to the Closing;

•	The right of Complete Solaria to terminate the Business Combination Agreement if:

○	Complete Solaria has not consummated the issuances of convertible note investments in Complete Solaria for an aggregate purchase price of at least $10,000,000 on or before January 16, 2023; or

○

at a meeting of shareholders of FACT to extend the deadline by which Freedom is required to consummate the Business Combination under its organizational documents, a number of shareholders of Freedom elect to redeem their FACT Ordinary Shares such that the amount remaining in Freedom’s trust account after processing such redemptions, when taken together with the amounts included in prongs (ii), (iii), (iv) and (v) of the definition of Available Acquiror Cash (as such term was defined in the Business Combination Agreement) is less than $100,000,000;

•	The obligation of FACT and Complete Solaria to make termination payments and reimburse expenses in certain circumstances.

On January 17, 2023, FACT, Complete Solaria, First Merger Sub and Second Merger Sub entered into that certain Second Amendment to Business Combination Agreement (the “Second Amendment to the Business Combination Agreement”), providing that if FACT and Complete Solaria determine in good faith by January 1, 2023 that it is probable that the Business Combination will be consummated after March 1, 2023, FACT will be required to prepare (with the reasonable cooperation of Complete Solaria) and file with the SEC a proxy statement pursuant to which it will seek the approval of its shareholders for proposals to amend FACT’s organizational documents to extend the time period for FACT to consummate its initial business combination for (x) up to an additional six (6) months, from March 2, 2023 to September 2, 2023 (the original Business Combination Agreement provided for an extension from March 1, 2023 to September 2, 2023) or (y) such other period of time as FACT and Complete Solaria may mutually agree (the original Business Combination Agreement contemplated no such prong (y)). In addition, the Second Amendment to the Business Combination Agreement amends the Business Combination Agreement by changing the latest permitted Agreement End Date (as defined in the Business Combination Agreement) from September 1, 2023 to September 2, 2023.

On January 17, 2023, FACT filed a preliminary proxy statement with the SEC in connection with an extraordinary general meeting of FACT’s shareholders to consider and vote upon, the Extension Amendment Proposal and the Trust Amendment Proposal.

On February 13, 2023, an investor purchased a Post-Signing Convertible Note from Complete Solaria, for an aggregate purchase price of $10 million and otherwise on the same terms and conditions agreed to by the holders of Pre-Signing Complete Solaria Convertible Notes.

On February 13, 2023, FACT filed a definitive proxy statement with the SEC in connection with an extraordinary general meeting of FACT’s shareholders to consider and vote upon, the Extension Amendment Proposal and the Trust Amendment Proposal.

On February 16, 2023, FACT filed a supplement to the definitive proxy statement with the SEC in connection with an extraordinary general meeting of FACT’s shareholders to consider and vote upon, the Extension Amendment Proposal and the Trust Amendment Proposal.

On February 24, 2023, FACT filed supplement no. 2 to the definitive proxy statement with the SEC in connection with an extraordinary general meeting of FACT’s shareholders to consider and vote upon, the Extension Amendment Proposal and the Trust Amendment Proposal.

On February 28, 2023, FACT shareholders approved the Extension Amendment Proposal and the Trust Amendment Proposal at the Extension Meeting, and on March 1, 2023, FACT filed the Extension Articles Amendment with the Cayman Islands Registrar of Companies. In connection with the Extension, public shareholders properly elected to redeem an aggregate of 23,256,504 Class A Ordinary Shares at a redemption price of $10.21 per share, for an aggregate redemption amount of approximately $237,372,952. After giving effect to the Extension Amendment Redemptions, approximately $115,959,374 (including the contribution by FACT of an additional $1,200,000 in connection with the approval of the Extension Amendment Proposal) remained in the Trust Agreement as of March 2, 2023 and 11,243,496 Class A Ordinary Shares remain outstanding.

As a result of the approval of the Extension Amendment Proposal, in connection with the February 2023 FACT Note, the Sponsor provided the funds for the deposit that was made into the Trust Account in the amount of $1,200,000, which was the lesser of (i) $0.12 for each Class A Ordinary Share that was not redeemed in connection with the Extension Meeting and (ii) $1,200,000 in connection with a three (3) month extension from March 2, 2023 to June 2, 2023, and thereafter, to the extent necessary and as applicable, shall provide the lesser of (i) $0.04 for each Class A Ordinary Share that was not redeemed in connection with the Extension Meeting and (ii) $400,000 for each additional one month thereafter (up to September 2, 2023).

Except as modified by the First Amendment to the Business Combination Agreement and the Second Amendment to the Business Combination Agreement, the terms of the Business Combination Agreement remain unchanged.

Structure of the Mergers

On October 3, 2022, FACT entered into the Business Combination Agreement with First Merger Sub, Second Merger Sub, Complete Solaria and Solaria, as amended, pursuant to which, among other things, following the Domestication, (i) First Merger Sub will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly-owned subsidiary of FACT (the “First Merger”), (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Second Merger”) and FACT will change its name to “Complete Solaria, Inc.” and Second Merger Sub will change its name to            , and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and will retain the name Solaria (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”).

Prior to and as a condition of the First Merger, pursuant to the Domestication, FACT will change its jurisdiction of incorporation by effecting a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL, pursuant to which FACT’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. For more information, see the section titled “Proposal No. 2—Domestication Proposal.”

Required Transaction

On October 3, 2022, Complete Solar Holding Corporation (the predecessor of Complete Solaria) entered into an Agreement and Plan of Merger with Complete Solaria Midco, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Solaria (“Midco”), Complete Solaria Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Midco (“Complete Solaria Merger Sub”), Solaria and Fortis Advisors, LLC, a Delaware limited liability company, solely in its capacity as the representative of Complete Solaria’s stockholders (the “Required Transaction Merger Agreement”), providing for the merger of Complete Solaria Merger Sub with and into Solaria, with Solaria surviving as a wholly-owned subsidiary of Midco (the “Required Transaction”).

Under the Business Combination Agreement, prior to the consummation of the Required Transaction, Solaria was generally deemed to make the same representations and warranties made by Complete Solaria under the Business Combination Agreement (subject to the same material qualifiers), and was deemed to be subject to the same covenants and other agreements made by Complete Solaria under the Business Combination Agreement with respect to (a) the conduct of its businesses prior to the Closing, (b) affording FACT and its representatives reasonable access to its books and records during the Interim Period, (c) the preparation and delivery of additional financial statements during the Interim Period, (d) the obligation to refrain from soliciting, or engaging in discussions with respect to, alternative acquisition transactions, (e) the preparation and submission of any required regulatory filings and obligation to use reasonable best efforts to consummate the Business Combination, and (f) the preparation of this proxy statement/prospectus and obtaining requisite shareholder approvals.

On November 4, 2022, the Required Transaction was consummated. For readability, the summary of the Business Combination Agreement presented below generally refers to Complete Solaria, the successor entity to Complete Solar Holding Corporation and Solaria in the Required Transaction, in instances in which the Business Combination Agreement makes reference to Complete Solar Holding Corporation and Solaria.

Consideration

Aggregate Merger Consideration and Aggregate Warrant Consideration

The aggregate number of shares of New Complete Solaria Common Stock (the “Aggregate Merger Consideration”) and New Complete Solaria warrants (the “Aggregate Warrant Consideration”) issuable in connection with the consummation of the First Merger will be calculated as follows:

•	The Aggregate Merger Consideration will equal the quotient of:

•

the sum of (x) $450,000,000 and (y) the product of (1) $10.00 and (2) the total number of shares of New Complete Solaria Common Stock into which the New Complete Solaria convertible notes (as defined below) would be convertible immediately prior to (but contingent upon) the consummation of the First Merger, divided by

•	$10.00.

•	The Aggregate Warrant Consideration will consist of 6,266,667 New Complete Solaria warrants.

Treatment of Complete Solaria Capital Stock

At the effective time of the First Merger, each share of Complete Solaria Capital Stock issued and outstanding immediately prior to such time (other than (x) any shares of Complete Solaria restricted stock or shares of Complete Solaria common stock subject to options to purchase shares of Complete Solaria common stock (“Complete Solaria Options”) or warrants exercisable for shares of Complete Solaria common stock (“Complete Solaria Warrants”), (y) any shares of Complete Solaria Capital Stock held in treasury by Complete Solaria, which treasury shares will be canceled as part of the First Merger, and (z) any shares of Complete Solaria Capital Stock held by stockholders of Complete Solaria who have perfected and not withdrawn a demand for appraisal rights pursuant to the applicable provisions of the Delaware General Corporation Law (the “DGCL”)) will be canceled and converted into the right to receive:

•

a number of shares of New Complete Solaria Common Stock equal to the quotient obtained by dividing (i) the Aggregate Merger Consideration by (ii) the aggregate fully diluted number of shares of Complete Solaria common stock issued and outstanding immediately prior to the Mergers as calculated pursuant to the Business Combination Agreement (such quotient, the “Merger Consideration Per Fully Diluted Share”), plus

•

a number of New Complete Solaria warrants equal to a portion of the Aggregate Warrant Consideration, calculated on a pro rata basis based on the percentage interest of issued and outstanding shares of Complete Solaria Capital Stock held by the holder of such share of Complete Solaria Capital Stock.

Treatment of Complete Solaria Options. Complete Solaria Warrants and Complete Solaria Restricted Stock

At the effective time of the First Merger, all Complete Solaria Options and Complete Solaria Warrants outstanding as of immediately prior to such time will be converted into New Complete Solaria options and New

Complete Solaria warrants, respectively. Each such New Complete Solaria option and New Complete Solaria warrant will relate to a number of whole shares of New Complete Solaria Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Complete Solaria common stock subject to the applicable Complete Solaria Option or Complete Solaria warrant multiplied by (ii) the Merger Consideration Per Fully Diluted Share. The exercise price for each New Complete Solaria option and New Complete Solaria warrant will equal (i) the exercise price per share of the applicable Complete Solaria option or New Complete Solaria warrant divided by (ii) the Merger Consideration Per Fully Diluted Share (rounded up to the nearest full cent).

At the effective time of the First Merger, each share of Complete Solaria restricted stock issued and outstanding immediately prior to such time will be cancelled and converted into a number of shares of New Complete Solaria Common Stock equal to the Merger Consideration Per Fully Diluted Share. Each such share of New Complete Solaria Common Stock will include substantially the same terms and conditions as are in effect with respect to the applicable share of Complete Solaria restricted stock, except that the per share repurchase price of such share of New Complete Solaria Common Stock will equal the quotient obtained by dividing (i) the per share repurchase price applicable to the applicable share of Complete Solaria restricted stock by (ii) the Merger Consideration Per Fully Diluted Share, rounded up to the nearest cent.

Prior to the Closing, Complete Solaria will take all necessary actions to effect the treatment of the Complete Solaria Options and Complete Solaria Warrants under the Business Combination Agreement in accordance with the terms of Complete Solaria’s incentive plans and applicable award agreements, and to terminate such incentive plans as of the effective time of the First Merger and to ensure no new awards are granted thereunder from and following the effective time of the First Merger (except that any outstanding Complete Solaria Options and Complete Solaria Warrants will remain subject to the terms of such incentive plans). Complete Solaria has also agreed to obtain written confirmation from each holder of Complete Solaria warrants that such holder acknowledges and accepts the treatment of Complete Solaria Warrants under the Business Combination Agreement.

Non-Redemption Agreements; Financing Transactions

Non-Redemption Agreements

Following the date of the Business Combination Agreement, FACT has agreed to use its commercially reasonable efforts to have the holders of at least 7,000,000 FACT Class A Ordinary Shares each execute and deliver to Complete Solaria non-redemption agreements, pursuant to which such holders (a) agree to, in the case of any holder individually owning more than 5.0% of the then issued and outstanding shares of FACT capital stock, vote in favor of the transactions contemplated by the Business Combination Agreement for which the approval of FACT shareholders is required and (b) agree not to redeem or exercise any right to redeem any FACT Class A Ordinary Shares that such FACT shareholders hold of record or beneficially at any duly called meeting of FACT shareholders where such FACT shareholders are provided an opportunity to elect to redeem FACT Class A Ordinary Shares. The Sponsor has agreed to assign one or more shareholders, effective as of the Closing Date, up to 1,000,000 shares of New Complete Solaria Common Stock held by the Sponsor in consideration for such shareholders agreeing to enter into non-redemption agreements. To the extent that such non-redemption agreements are not obtained with respect to at least 7,000,000 FACT Class A Ordinary Shares, and the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is less than $70 million, the Sponsor will forfeit up to 1,000,000 FACT Class A Ordinary Shares upon the terms and conditions set forth in the Sponsor Support Agreement. To date, FACT has not entered into any such non-redemption agreement; as such, there is no assurance that any such non-redemption agreements will ensure that the Business Combination will be approved or that a particular amount of cash will remain in the Trust Account after redemptions.

Complete Solaria Convertible Note Financing

On October 3, 2022, Complete Solaria entered into the Pre-Signing Complete Solaria Subscription Agreements with certain investors, consisting of (i) Rodgers Massey Revocable Living Trust (“RMRLT”), which is affiliated with Thurman J. Rodgers, a former investor in Solaria, (ii) Tidjane Thiam, Executive Chairman of FACT, (iii) Adam Gishen, Chief Executive Officer of FACT, and (iv) NextG, an affiliate of Edward Zeng, a director of FACT, pursuant to which such investors purchased Pre-Signing Convertible Notes from Complete Solaria for an aggregate purchase price of $7,000,000. In addition, RMRLT purchased convertible notes from Complete Solaria following the consummation of the Required Transaction in an amount equal to approximately $6.7 million in consideration for RMRLT’s former investment in Solaria, which were assumed and cancelled by Complete Solaria.

The Business Combination Agreement also contemplates that, following the date of the Business Combination Agreement, Complete Solaria will enter into the Pre-Signing Complete Solaria Subscription Agreements with additional investors pursuant to which such investors agree, subject to the terms and conditions set forth therein, to purchase Post-Signing Convertible Notes from Complete Solaria for an aggregate purchase price of up to $23 million. In November 2022, December 2022, and February 2023, Complete Solaria entered into Post-Signing Complete Solaria Subscription Agreements with additional investors, pursuant to which such investors purchased Post-Signing Convertible Notes from Complete Solaria for an aggregate purchase price of $16,000,000.

In the event the Business Combination is consummated prior to September 2, 2023, or a later date if approved by FACT’s shareholders pursuant to the Articles of Association, the Sponsor will transfer to the holders of 2022 Convertible Notes a pro rata percentage of (i) 500,000 shares of New Complete Solaria Common Stock in exchange for payment by such investor to FACT of $0.0001 per share and (ii) 363,285 FACT Private Placement Warrants held by the Sponsor. In addition, holders of 2022 Convertible Notes are entitled to receive, on a pro rata basis, up to an additional (i) 250,000 shares of New Complete Solaria Common Stock, at a purchase price of $0.0001 per share, if within the first 12 months following the Closing Date, the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $12.50 per share for a period of at least 20 days out of 30 consecutive days on which the shares of New Complete Solaria Common Stock are traded on a stock exchange, and (ii) 250,000 shares of New Complete Solaria Common Stock, at a purchase price of $0.0001 per share, if within the first 12 months following the Closing Date, the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $15.00 per share for a period of at least 20 days out of 30 consecutive days on which the shares of New Complete Solaria Common Stock are traded on a stock exchange.

Additional Transactions

From and after the date of the Business Combination Agreement, Complete Solaria and FACT may pursue additional financing arrangements that the parties may mutually agree to seek in connection with the Business Combination, including the following transactions (collectively, the “Additional Transactions”): (a) investments in FACT or any subsidiary of FACT (including New Complete Solaria following the Closing) (a “FACT PIPE Investment”), (b) back-stop or forward purchase transactions with beneficiaries of funds deposited in the trust account, and (c) incurrence or assumption of indebtedness, or the issuance or sale of any debt securities or warrants or other rights to acquire any debt securities, by FACT or any subsidiary of FACT.

Complete Solaria Cooperation Obligation

Complete Solaria will, and will cause its representatives to, reasonably cooperate with FACT and its representatives in connection with any efforts to enter into Post-Signing Company Subscription Agreements and in a timely manner in connection with any Additional Transaction to which Complete Solaria has consented and any efforts to enter into non-redemption agreements with beneficiaries of funds deposited in the trust account, including:

•

by providing such information and assistance as FACT may reasonably request (including, with respect to any FACT PIPE Investment, by providing such financial statements and other financial data relating to Complete Solaria and its subsidiaries as would be required if FACT were filing a general form for registration of securities under Form 10 following the Closing of the Business Combination and a registration statement on Form S-1 for the resale of the securities issued in such FACT PIPE Investment following the Closing of the Business Combination);

•	granting such access to FACT and its representatives as may be reasonably necessary for their due diligence; and

•

participating in a reasonable number of meetings, presentations and due diligence sessions, as applicable, with respect to such efforts (including direct contact between senior management and other representatives of Complete Solaria and its subsidiaries at reasonable times and locations, and in the case of any FACT PIPE Investment, any road shows and drafting sessions).

Representations and Warranties

The Business Combination Agreement contains representations and warranties of FACT, First Merger Sub, Second Merger Sub and Complete Solaria, certain of which are subject to materiality and material adverse effect (as defined below) qualifiers and may be further modified and limited by the disclosure letters. See “—Material Adverse Effect” below. The representations and warranties of FACT are also qualified by information included in FACT’s public filings, filed or submitted to the SEC on or prior to the date of the Business Combination Agreement (subject to certain exceptions contemplated by the Business Combination Agreement).

Representations and Warranties of Complete Solar

Complete Solaria has made representations and warranties relating to, among other things, company organization, subsidiaries, due authorization, no conflict, governmental authorities and approvals, its and its subsidiaries’ capitalization, financial statements, undisclosed liabilities, litigation and proceedings, legal compliance, contracts and no defaults, benefit plans, labor relations and employees, taxes, brokers’ fees, insurance, permits and regulatory matters, healthcare regulatory compliance, equipment and other tangible property, real property, intellectual property, privacy and cybersecurity, environmental matters, absence of changes, anti-corruption compliance, anti-money laundering laws, sanctions and international trade compliance, information supplied, customers and vendors, government contracts and no additional representations or warranties.

Representations and Warranties of FACT, First Merger Sub and Second Merger Sub

FACT, First Merger Sub and Second Merger Sub have made representations and warranties relating to, among other things, company organization, due authorization, no conflict, litigation and proceedings, SEC filings, internal controls, listing and financial statements, governmental authorities and approvals, trust account, Investment Company Act and JOBS Act, absence of changes, no undisclosed liabilities, capitalization of FACT, brokers’ fees, taxes, business activities, NYSE stock market quotation, registration statement, proxy statement and proxy/registration statement, no outside reliance and no additional representations or warranties.

Survival of Representations and Warranties

Except in the case of claims against a person in respect of such person’s actual fraud, the representations and warranties of the respective parties to the Business Combination Agreement will not survive the Closing.

Material Adverse Effect

Under the Business Combination Agreement, certain representations and warranties of Complete Solaria are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Under the Business Combination Agreement, certain representations and warranties of FACT are qualified in whole or in part by a material adverse effect on the ability of FACT to enter into and perform its obligations under the Business Combination Agreement standard for purposes of determining whether a breach of such representations and warranties has occurred.

Pursuant to the Business Combination Agreement, a material adverse effect with respect to Complete Solaria (“Complete Solaria Material Adverse Effect”) means any event, state of facts, development, circumstance, occurrence or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of Complete Solaria and its subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Complete Solaria to consummate the Mergers.

However, in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Complete Solaria Material Adverse Effect”:

a)	any change in applicable laws or GAAP or any interpretation thereof following the date of the Business Combination Agreement;

b)	any change in interest rates or economic, political, business or financial market conditions generally;

c)	the taking of any action required by the Business Combination Agreement;

d)	any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate;

e)	any epidemic, pandemic or other disease outbreak (including COVID-19 and certain measures taken in response to COVID-19);

f)	any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions;

g)

any failure of Complete Solaria to meet any projections or forecasts (provided that this clause would not prevent a determination that any event not otherwise excluded from the definition of Complete Solaria Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Complete Solaria Material Adverse Effect);

h)	any events generally applicable to the industries or markets in which Complete Solaria and its subsidiaries operate;

i)

the announcement of the Business Combination Agreement and consummation of the transactions contemplated by the Business Agreement, including in certain circumstances any termination of, reduction in or similar adverse impact on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of Complete Solaria and its subsidiaries; or

j)	any action taken by, or at the request of, FACT, First Merger Sub or Second Merger Sub.

Any event referred to in clauses (a), (b), (d), (f) or (h) above may be taken into account in determining if an Complete Solaria Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on Complete Solaria and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Complete Solaria and its subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on Complete Solaria and its subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which Complete Solaria and its subsidiaries conduct their respective operations.

Covenants and Agreements

Complete Solaria has made covenants relating to, among other things, the conduct of Complete Solaria’s business, inspection, preparation and delivery of certain audited financial statements, affiliate agreements and acquisition proposals, transaction litigation and expense statements.

FACT has made covenants relating to, among other things, employee matters, trust account proceeds and related available equity, NYSE listing, no solicitation by FACT, FACT’s conduct of business, post-closing directors and officers of New Complete Solaria, domestication, indemnification and insurance, FACT public filings, transaction litigation and expense statements.

Conduct of Business by Complete Solaria

Complete Solaria has agreed that from the date of the Business Combination Agreement through the earlier of the Closing or the termination of the Business Combination Agreement (the “Interim Period”), it will, and will cause its subsidiaries to, except as otherwise explicitly contemplated by the Business Combination Agreement or the Ancillary Agreements (as defined below), as required by applicable law or as consented to by FACT in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of Complete Solaria in the ordinary course consistent with past practice. Complete Solaria or any of its subsidiaries may take any action, including the establishment of any (or maintenance of any existing) policy, procedure or protocol, in order to respond to the impact of COVID-19 or comply with any applicable COVID-19 measures; provided, in each case, that (i) such actions are reasonably necessary, taken in good faith and taken to preserve the continuity of the business of Complete Solaria and its subsidiaries and/or the health and safety of their respective employees and (ii) Complete Solaria will, unless prohibited by law, inform FACT of any such actions prior to the taking thereof and will consult with and consider in good faith any suggestions or modifications from FACT with respect thereto.

During the Interim Period, Complete Solaria has also agreed not to, and to cause its subsidiaries not to, except as set forth in the Complete Solaria disclosure letter, as consented to by FACT in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), as contemplated by the Business Combination Agreement, Ancillary Agreements, the Required Transaction or as required by applicable law:

•	change or amend the governing documents of Complete Solaria or any of Complete Solaria’s subsidiaries or form or cause to be formed any new subsidiary of Complete Solaria;

•

make or declare any dividend or distribution to stockholders of Complete Solaria or make any other distributions in respect of any of Complete Solaria’s capital stock or equity interests, except dividends and distributions by a wholly-owned Subsidiary of Complete Solaria to Complete Solaria or another wholly-owned subsidiary of Complete Solar;

•

split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of Complete Solaria’s or any of its subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned subsidiary of Complete Solaria that remains a wholly-owned subsidiary of Complete Solaria after consummation of such transaction;

•

purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of Complete Solaria or its subsidiaries, except for (i) the acquisition by Complete Solaria or any of its subsidiaries of any shares of capital stock, membership interests or other equity interests of Complete Solaria or its subsidiaries in connection with the forfeiture or cancellation of such interests at no more than cost by Complete Solaria or its subsidiaries, (ii) the withholding of shares of Complete Solaria common stock to satisfy tax obligations with respect to Complete Solaria equity awards or (iii) transactions between Complete Solaria and any wholly-owned subsidiary of Complete Solaria or between wholly-owned subsidiaries of Complete Solar;

•

(i) modify in any material respect adverse to Complete Solaria or any of its subsidiaries or terminate (other than expiration in accordance with its terms) any material contracts or any real property lease or (ii) enter into certain types of material contracts;

•

sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of Complete Solaria or its subsidiaries, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among Complete Solaria and its wholly-owned subsidiaries or among its wholly-owned subsidiaries, (iii) transactions in the ordinary course of business consistent with past practice and (iv) dispositions of assets or properties with a fair market value in the aggregate of up to $4,000,000;

•	acquire any ownership interest in any real property;

•

except as required by an existing benefit plan, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee (other than members of Complete Solaria’s management team) with an annual base compensation of less than $270,000 in the ordinary course of business consistent with past practice, (ii) make any material change in the key management structure of Complete Solaria or any of Complete Solaria’s subsidiaries or hire, promote, demote or terminate the employment of any member of Complete Solaria’s management team or any employees of Complete Solaria or any of Complete Solaria’s subsidiaries with an annual base compensation of $270,000 or above, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any benefit plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Complete Solaria benefit plan as of the date of the Business Combination Agreement, (iv) materially increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by Complete Solaria or any of Complete Solaria’s subsidiaries, (vi) plan, announce, implement, or effect the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of Complete Solaria or any of Complete Solaria’s subsidiaries or (vii) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment of vesting of any compensation or benefit payable by Complete Solaria or any of Complete Solaria’s subsidiaries, except in the ordinary course of business consistent with past practice;

•

acquire by Mergers or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such transaction (i) in which the aggregate consideration does not exceed, individually or in the aggregate, $5,000,000 and (ii) that is not reasonably expected to, individually or in the aggregate, prevent or materially impair the ability of Complete Solaria to perform its obligations under the Business Combination Agreement;

•

make any material loans or material advances to any person, except for (i) advances to employees, officers or independent contractors of Complete Solaria or any of Complete Solaria’s subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among Complete Solaria and its wholly-owned subsidiaries or among the wholly-owned subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;

•

(i) make, change or revoke any material tax election, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method for tax purposes or change any tax accounting period in respect of material taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) with any governmental authority, (v) settle any claim or assessment in respect of any material taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material taxes;

•

take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

•

(i) incur or assume any indebtedness or guarantee any indebtedness of another person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of Complete Solaria or any of Complete Solaria’s subsidiaries or guaranty any debt securities of another person, other than any indebtedness or guarantee (A) incurred in the ordinary course of business pursuant to interest rate protection agreements and currency obligation swaps, hedges or similar arrangements, or letters of credit, bank guarantees, bankers’ acceptances and other similar instruments entered into in connection with leased real property, or (B) incurred between Complete Solaria and any of its wholly-owned subsidiaries or between any of such wholly-owned subsidiaries; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $5 million, except as otherwise contemplated by the Business Combination Agreement or as such obligations become due;

•

issue any additional shares of Complete Solaria Capital Stock or securities exercisable for or convertible into Complete Solaria Capital Stock, or grant any additional equity or equity-based compensation (including Complete Solaria Options), other than (i) shares of Complete Solaria Common Stock issuable upon exercise of Complete Solaria Options outstanding on the date of the Business Combination Agreement in accordance with their terms as in effect as of the date of the Business Combination Agreement, or the exercise of warrants to purchase Complete Solaria Capital Stock or the conversion of any Complete Solaria Capital Stock in accordance with its terms as in effect as of the date of the Business Combination Agreement, in each case, that are outstanding as of the date of the Business Combination Agreement;

•

adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Complete Solaria or its subsidiaries (other than the Mergers);

•

waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, action, litigation or other legal proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $2,000,000 individually and in the aggregate;

•

grant to, or agree to grant to, any person a license, covenant not to sue or other right under any intellectual property that is material to Complete Solaria and its subsidiaries (other than nonexclusive licenses entered into in the ordinary course of business), or sell, transfer, assign or otherwise dispose of, abandon or permit to lapse any rights to any such intellectual property, except for the expiration of Complete Solaria’s registered intellectual property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period);

•

disclose or agree to disclose to any person (other than FACT or any of its representatives) any material trade secret or any other material confidential or proprietary information, know-how or process of Complete Solaria or any of its subsidiaries other than in the ordinary course of business or pursuant to written obligations to maintain the confidentiality thereof;

•	waive the restrictive covenant obligations of any current or former employee of Complete Solaria or any of Complete Solaria’s subsidiaries;

•	make or commit to make capital expenditures other than in an amount not in excess of $5,000,000, in the aggregate;

•	enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable law, or recognize or certify any labor union, labor organization, or group of employees of Complete Solaria or its subsidiaries as the bargaining representative for any employees of Complete Solaria or its subsidiaries;

•

limit the right of Complete Solaria or any of Complete Solaria’s subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any person, in each case, except where such limitation does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the operation of the businesses of Complete Solaria and its subsidiaries, taken as a whole, in the ordinary course of business consistent with past practice;

•

amend in a manner materially detrimental to Complete Solaria or any of Complete Solaria’s subsidiaries, terminate, permit to lapse or fail to use reasonable best efforts to maintain any material governmental approval or material permit required for the conduct of the business of Complete Solaria or any of Complete Solaria’s subsidiaries to be conducted in all material respects as conducted on the date of the Business Combination Agreement or as contemplated as of the date of the Business Combination Agreement; or

•	enter into any agreement, in writing or otherwise, to do any of the above actions prohibited under the Business Combination Agreement.

Conduct of Business of FACT

FACT has agreed that during the Interim Period, it will, and will cause First Merger Sub and Second Merger Sub to, except as contemplated by the Business Combination Agreement (including as contemplated by the Additional Transactions or in connection with the Domestication) or the Ancillary Agreements, as required by law, as set forth in FACT’s disclosure letter or as consented to by Complete Solaria in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate its business in the ordinary course of business consistent with past practice. FACT, First Merger Sub and Second Merger Sub may take any action, including the establishment of any (or maintenance of any existing) policy, procedure or protocol, in order to respond to the impact of COVID-19 or comply with any applicable COVID-19 measures; provided, in each case, that (i) such actions are reasonably necessary, taken in good faith and taken to preserve the continuity of the business of FACT, First Merger Sub or Second Merger Sub and/or the health and safety of their respective employees and (ii) FACT, First Merger Sub and Second Merger Sub will, unless prohibited by law, inform Complete Solaria of any such actions prior to the taking thereof and will consult with and consider in good faith any suggestions or modifications from Complete Solaria with respect thereto.

During the Interim Period, except as set forth in FACT’s disclosure letter or as consented to by Complete Solaria in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied), FACT has also agreed not to, and to cause First Merger Sub and Second Merger Sub not to, except as otherwise contemplated by the Business Combination Agreement (including as contemplated by the Additional Transactions or in connection with the Domestication), the Ancillary Agreements or the Required Transaction, or as required by applicable law:

•

seek any approval from FACT’s shareholders to change, modify or amend the trust agreement or the governing documents of FACT, First Merger Sub or Second Merger Sub, except as contemplated by the transaction proposals;

•

(i) make or declare any dividend or distribution to the shareholders of FACT or make any other distributions in respect of any of FACT’s, First Merger Sub’s or Second Merger Sub’s capital stock, share capital or equity interests, (ii) split, combine, reclassify or, except as contemplated by the Transaction Proposals, otherwise amend any terms of any shares or series of FACT’s, First Merger Sub’s or Second Merger Sub’s capital stock or equity interests or (iii) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of FACT, First Merger Sub or

Second Merger Sub other than a redemption of shares of FACT Common Stock required to be made in connection with the Mergers;

•

(i) make, change or revoke any material tax election, (ii) amend, modify or otherwise change any filed material tax return, (iii) adopt or request permission of any taxing authority to change any accounting method for tax purposes or change any Tax accounting period in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign law) with any governmental authority, (v) settle any claim or assessment in respect of a material amount of taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of a material amount of taxes;

•

take or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

•

enter into, renew or amend in any material respect, any transaction or material contract with an affiliate of FACT, First Merger Sub or Second Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

•

incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any indebtedness or otherwise incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations other than (i) in support of the ordinary course operations of FACT, or incident to the consummation of the transactions contemplated by the Business Combination Agreement or any of the Ancillary Agreements (as defined below), which are not, individually or in the aggregate, material to FACT, (ii) pursuant to any material contract set forth on the FACT disclosure letter or (iii) incurred between FACT, First Merger Sub or Second Merger Sub;

•	waive, release, compromise, settle or satisfy any pending or threatened material claim (which will include any pending or threatened action);

•

(i) issue any securities of FACT or any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into, or for, securities of FACT, other than the issuance of the Aggregate Merger Consideration or in respect of any FACT PIPE Investment substantially concurrently with the Closing, or (ii) grant any options, warrants or other equity-based awards with respect to securities of FACT not outstanding on the date of the Business Combination Agreement;

•	conduct any activities or enter into any contracts directed toward or in contemplation of an alternative business combination to the Business Combination;

•	withdraw any funds from the trust account, other than as permitted by FACT’s governing documents or the trust agreement; or

•	enter into any agreement, in writing or otherwise, to do any of the above actions prohibited under the Business Combination Agreement.

Covenants of FACT

Pursuant to the Business Combination Agreement, FACT has agreed, among other things, to:

•

prior to the Closing, obtain approval for and adopt an equity incentive plan (the “Equity Incentive Plan”) in a form mutually agreeable to the parties, which Incentive Equity Plan will become effective upon the Closing (such agreement not to be unreasonably withheld, conditioned or delayed by any of Complete Solaria or FACT, as applicable) and will, among other things, include (i) an initial share pool reserve for Complete Solaria management of a number of shares of New Complete Solaria Common Stock equal to 10% of total number of shares of New Complete Solaria Common Stock outstanding on a fully diluted basis, as determined at the Closing and (ii) an “evergreen” provision pursuant to which the number of shares of New Complete Solaria Common Stock reserved for issuance under the plan will be increased automatically each year by not more than 2% of the aggregate number of shares of New Complete Solaria Common Stock outstanding on a fully diluted basis, as determined on December 31 of the previous year;

•

prior to the Closing Date, obtain approval for and adopt an employee stock purchase plan (“ESPP”) in a form mutually agreeable to the parties, which ESPP will become effective upon the Closing Date (such agreement not to be unreasonably withheld, conditioned or delayed by any of Complete Solaria or FACT, as applicable);

•

within five business days following the expiration of the 60-day period after FACT has filed current Form 10 information with the SEC, file a registration statement on Form S-8 (or other applicable form) with respect to the New Complete Solaria Common Stock issuable under the Incentive Equity Plan and ESPP and use reasonable efforts to maintain the effectiveness of such registration statement(s) (and the current status of the prospectus or prospectuses contained therein) for so long as awards granted thereunder remain outstanding;

•

take certain actions so that the trust amount will be released from the trust account and so that the trust account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the trust agreement;

•

during the Interim Period, ensure that FACT remains listed as a public company on NYSE and prepare and submit to NYSE a listing application in connection with the transactions contemplated by the Business Combination Agreement, and use its reasonable best efforts to cause: (i) such listing application to have been approved by NYSE; (ii) FACT to satisfy all applicable continuing listing requirements of NYSE; and (iii) the securities covered by this registration statement to be approved for listing on NYSE with the trading ticker “CSLR,” in each case, as promptly as reasonably practicable after the date of the Business Combination Agreement;

•

during the Interim Period, not, and cause its subsidiaries not to, and instruct its and their representatives not to, initiate any negotiations or enter into any agreements for certain alternative transactions and to terminate any such negotiations ongoing as of the date of the Business Combination Agreement;

•	subject to the terms of FACT’s governing documents, take all such action within its power as may be necessary or appropriate such that immediately following the effective time of the First Merger:

•

the New Complete Solaria board of directors will consist of no more than seven directors, to initially consist of (i) the individuals designated by Complete Solaria prior to Closing, which individuals will include a majority of “independent” directors for the purposes of NYSE rules, (ii) Tidjane Thiam (or another director designated by the Sponsor, subject to the prior approval of New Complete Solaria (such approval not to be unreasonably withheld, conditioned or delayed) (the “First Sponsor Designee”), and (iii) Adam Gishen (or another director designated by the Sponsor, subject to the prior approval of New Complete Solaria (such approval not to be unreasonably withheld, conditioned or delayed);

•

cause the First Sponsor Designee to be nominated for election to the New Complete Solaria board of directors at each of the first three annual meetings of stockholders of New Complete Solaria following the Closing; provided, that such nominee meets any generally-applicable qualification requirements for directors set forth in the certificate of incorporation, bylaws or other written policy of New Complete Solaria; and

•

the initial officers of New Complete Solaria will consist of the following individuals, who will serve in such capacity in accordance with the terms of New Complete Solaria’s governing documents following the effective time of the First Merger: (i) William J. Anderson, Chief Executive Officer, (ii) Brian Wuebbels, Chief Financial Officer, (iii) Vikas Desai, President &

General Manager, Business Units, (iv) David J. Anderson, Chief Marketing Officer and Head of Strategic Partnerships and (v) Mark Swanson, Chief Operating Officer.

•	subject to approval of FACT’s shareholders, cause the Domestication to become effective prior to the effective time of the Mergers (see the section titled “Proposal No. 2—The Domestication Proposal”);

•

after the effective time of the First Merger, indemnify and hold harmless (i) each present and former director and officer of Complete Solaria and each of its subsidiaries and (ii) the Sponsor, each present and former director, officer and affiliate of the Sponsor, FACT and each of their respective subsidiaries against any costs, expenses, damages or liabilities incurred in connection with any legal proceeding, to the fullest extent that would have been permitted under applicable law and the applicable governing documents to indemnify such person, subject to the right to indemnification in favor of each of the Sponsor and each present and former director, officer and affiliate of Sponsor, being subject to the same limitations as if such person were an officer or director of New Complete Solaria as of the applicable time;

•

maintain, and cause its subsidiaries to maintain for a period of not less than six years from the effective time of the Mergers (i) provisions in its governing documents and those of its subsidiaries concerning the indemnification and exoneration of its subsidiaries and their subsidiaries’ former and current officers, directors and employees and agents, no less favorable than as contemplated by the applicable governing documents of Complete Solaria immediately prior to the effective time of the First Merger and (ii) a directors’ and officers’ liability insurance policy covering those persons who are currently covered by FACT’s, Complete Solaria’s or their respective subsidiaries’ directors’ and officers’ liability insurance policies on terms not less favorable than the terms of such current insurance coverage;

•

on the Closing, enter into customary indemnification agreements reasonably satisfactory to each of Complete Solaria and FACT with the post-Closing directors and officers of New Complete Solaria, which indemnification agreements will continue to be effective following the Closing;

•

from the date of the Business Combination Agreement through the effective time of the First Merger, use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable law; and

•

no later than 30 days after the date of the Business Combination Agreement, FACT will have obtained a fairness opinion from a reputable financial advisory or valuation firm with respect to the fairness of the Aggregate Merger Consideration from the point of view of FACT (the “FACT Fairness Opinion”) and delivered a copy of such opinion to the Complete Solaria and, prior to the closing of the Required Transaction, Solaria.

Covenants of Complete Solaria

Pursuant to the Business Combination Agreement, Complete Solaria has agreed, among other things, to:

•

subject to confidentiality obligations that may be applicable to information furnished to Complete Solaria or any of its subsidiaries by third parties and except for any information that is subject to attorney-client privilege, and to the extent permitted by applicable law (including any applicable COVID-19 measures), afford FACT and its accountants, counsel and other representatives reasonable access during the Interim Period to their properties, books, contracts, commitments, tax returns, records and appropriate officers and employees and furnish such representatives with all financial and operating data and other information concerning the affairs of Complete Solaria and its subsidiaries that are in the possession of Complete Solaria or its subsidiaries as such representatives may reasonably request;

•	Complete Solaria will deliver to FACT:

•

as soon as reasonably practicable following the date of the Business Combination Agreement, (i) the audited financial statements of Complete Solar and its subsidiaries as of and for the twelve-month periods ended December 31, 2020 and December 31, 2021 and (ii) the audited financial statements of Solaria and its subsidiaries as of and for the twelve-month periods ended December 31, 2020 and December 31, 2021;

•

no later than 60 days after the end of any quarterly period ending at least 45 days prior to the Closing, the unaudited financial statements of Complete Solaria and its subsidiaries (including, following the consummation of the Required Transaction, Solaria and its subsidiaries) as of and for such quarter;

•

in the event this proxy statement/prospectus is reasonably expected not to be declared effective before February 14, 2023, or FACT and Complete Solaria determine in good faith that it is probable that the Mergers will be consummated after March 2, 2023, as soon as reasonably practicable following the date of such determination, any audited or unaudited financial statements of Complete Solaria and its subsidiaries required to be included in such filings as of the date such filings are expected to be made;

•

Complete Solaria will provide all assistance reasonably requested by FACT from time to time in connection with the preparation of any pro forma financial statements required to be presented in this proxy statement/prospectus under the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act;

•

during the Interim Period, not, and cause its representatives to not, (i) initiate any negotiations with any person with respect to certain alternative transactions, (ii) enter into an agreement with respect to any such alternative transactions or proposed transactions, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, in each case, in connection with an alternative transaction or (iv) otherwise knowingly facilitate any inquiries, proposals, discussions, or negotiations or any effort or attempt by any person to make a proposal with respect to any such alternative transaction;

•	no later than thirty days following the date of the Business Combination Agreement, Complete Solaria will consummate the Required Transaction;

•

as promptly as reasonably practicable following the date of the Business Combination Agreement, Complete Solaria will obtain a written consent from CRSEF Solis Holdings, L.L.C. and any of its applicable affiliates (collectively, “CRSEF”) with respect to the Business Combination and entry of CRSEF into a joinder to the Complete Solaria Stockholder Support Agreement (collectively, the “CRSEF Consent”); and

•

as promptly as reasonably practicable following the date of the Business Combination Agreement, Complete Solaria will obtain a written consent from Structural Capital Investments III LP and any of its applicable affiliates with respect to the Business Combination (the “SCI Consent”).

Joint Covenants of FACT and Complete Solaria

In addition, each of FACT and Complete Solaria has agreed, among other things, to take certain actions as set forth below.

•

Each of FACT and Complete Solaria will (and, to the extent required, will cause its affiliates to) comply promptly, but in no event later than ten business days after the closing of the Required Transaction, with the notification and reporting requirements of the HSR Act; provided, that FACT and Complete Solaria may elect to not make any HSR notification or reporting filing if the parties’ antitrust counsel agree in writing that none is required under the HSR Act.

•	Each of FACT and Complete Solaria will substantially comply with any information or document requests with respect to antitrust matters as contemplated by the Business Combination Agreement.

•

Each of FACT and Complete Solaria will exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any legal proceeding brought by an antitrust authority or any other person, of any governmental order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by the Business Combination Agreement.

•

FACT and Complete Solaria will jointly prepare and FACT will file with the SEC the proxy statement/registration statement in connection with the registration under the Securities Act of (i) the shares of New Complete Solaria Common Stock to be issued in connection with the Domestication and (ii) the shares of New Complete Solaria Common Stock that constitute the Aggregate Merger Consideration.

•

Each of FACT and Complete Solaria will use its reasonable best efforts to cause the proxy statement/registration statement to comply with the rules and regulations promulgated by the SEC, to have the registration statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the registration statement effective as long as is necessary to consummate the transactions contemplated by the Business Combination Agreement and otherwise ensure that the information contained therein contains no untrue statement of material fact or material omission.

•

FACT will, as promptly as practicable after the registration statement is declared effective under the Securities Act, (i) disseminate the proxy statement to shareholders of FACT, (ii) give notice, convene and hold a meeting of the shareholders to vote on the Transaction Proposals, in each case in accordance with its governing documents then in effect and the NYSE listing rules for a date no later than 30 business days following the date the registration statement is declared effective, (iii) solicit proxies from the holders of Public Shares of FACT to vote in favor of each of the Transaction Proposals, and (iv) provide its shareholders (including the holders of FACT Class A Ordinary Shares) with the opportunity to elect to effect a redemption.

•

Complete Solaria will use its reasonable best efforts to obtain the requisite stockholder approval necessary to consummate the Business Combination Agreement and the transactions contemplated thereby, including the Mergers (the “Complete Solaria Stockholder Approvals”), by written consent of collective holders of shares of Complete Solaria Capital Stock sufficient to obtain Complete Solaria Stockholder Approval promptly following the time at which the registration statement will have been declared effective under the Securities Act and delivered or otherwise made available to stockholders, and in any event within one business day after the registration statement will have been declared effective.

•

FACT and Complete Solaria will each, and will each cause their respective subsidiaries to use reasonable best efforts to obtain all material consents and approvals of third parties that any of FACT, Complete Solaria, or their respective affiliates are required to obtain in order to consummate the Mergers.

•

Each of Complete Solaria and FACT will, prior to the Closing, use all reasonable efforts to approve in advance in accordance with the applicable requirements of Rule 16b-3 promulgated under the Exchange Act, any dispositions of the Complete Solaria Capital Stock (including derivative securities with respect to the Complete Solaria Capital Stock) or New Complete Solaria Common Stock and acquisitions of New Complete Solaria Common Stock (including derivative securities with respect to New Complete Solaria Common Stock) resulting from the transactions contemplated by the Business Combination Agreement by each officer or director of FACT or Complete Solaria who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act) as a result of the transactions contemplated by the Business Combination Agreement.

•

In the event that any litigation related to the Business Combination Agreement, any Ancillary Agreement or the transactions contemplated by the Business Combination Agreement or any Ancillary Agreement is brought, or, to the knowledge of any party, threatened in writing, against such party or its board of directors by any of such party’s shareholders prior to the Closing, such party will (i) promptly notify the other party of any such litigation, (ii) keep the other party reasonably informed with respect to the status of the litigation, (iii) provide the other party the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, (iv) give due consideration to the other party’s advice with respect to such litigation and (v) not settle any such litigation without prior written consent of the other party, such consent not to be unreasonably withheld, conditioned or delayed.

•

At least three business days prior to the Closing, each party will deliver to the other party a written statement setting forth such party’s good faith estimate of its accrued and unpaid transaction expenses as of the Closing.

•

If FACT and Complete Solaria determine in good faith by January 1, 2023 that it is probable that the Mergers will be consummated after March 1, 2023, FACT will (i) prepare (with the reasonable cooperation of Complete Solaria) and file with the SEC a proxy statement pursuant to which it will seek the approval of its shareholders for proposals to amend FACT’s Articles of Association to extend the time period for FACT to consummate its initial business combination for (x) up to an additional six (6) months, from March 2, 2023 to September 2, 2023 or (y) such other period of time as FACT and Complete Solaria may mutually agree (the “Extension Proposal”), (ii) use its reasonable best efforts to have such proxy statement cleared by the SEC as promptly as practicable after such filing, (iii) as promptly as practicable after such proxy statement is cleared by the SEC, cause such proxy statement to be disseminated to the shareholders of FACT and convene and hold a meeting of its shareholders to approve the Extension Proposal, (iv) if the Extension Proposal is not approved at any such shareholder meeting, promptly continue to take all such necessary actions and hold additional meetings of FACT shareholders in order to obtain approval for the Extension Proposal and (v) within two business days following the approval of the Extension Proposal by the requisite holders of FACT Ordinary Shares, file with the applicable governmental authorities the amendment to FACT’s Articles of Association contemplated by the Extension Proposal.

Modification in Recommendation

The Business Combination Agreement generally prohibits each of the FACT Board and FACT Special Committee from withdrawing, amending, qualifying or modifying its recommendation to the FACT shareholders that they vote in favor of the Transaction Proposals (a “Modification in Recommendation”). However, the FACT Board and the FACT Special Committee may make a Modification in Recommendation (i) at any time prior to, but not after, obtaining the FACT Shareholder Approval or, in the event that FACT and Complete Solaria determine in good faith that it is probable that the Mergers will be consummated after March 2, 2023, the approval of the Extension Proposal by shareholders of FACT and (ii) if:

•

such Modification in Recommendation is made in response to any event, change, occurrence or development that is unknown and not reasonably foreseeable to the FACT Board or the FACT Special Committee as of the date of the Business Combination Agreement, or if known or reasonably foreseeable to the FACT Board or the FACT Special Committee as of the date of the Business Combination Agreement, the material consequences of which were not known or reasonably foreseeable to the FACT Board or the FACT Special Committee as of the date of the Business Combination Agreement, subject to limited exceptions (a “FACT Intervening Event”);

•

the FACT Board or the FACT Special Committee, as applicable, has determined in good faith, after consultation with its outside legal counsel, that, in response to such FACT Intervening Event, a failure to make a Modification in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law;

•

FACT delivers to Complete Solaria a written notice (an “FACT Intervening Event Notice”) advising Complete Solaria that the FACT Board and/or the FACT Special Committee, as applicable proposes to take such action and containing the material facts underlying the determination of the FACT Board and/or the FACT Special Committee, as applicable, that a FACT Intervening Event has occurred;

•

until 5:00 p.m., Eastern Time, on the third business day immediately following the day on which FACT delivered the FACT Intervening Event Notice, FACT will have negotiated in good faith with Complete Solaria regarding any revisions or adjustments proposed by Complete Solaria to the terms and conditions of the Business Combination Agreement as would enable FACT to proceed with its recommendation of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement and any Ancillary Agreement and not make such Modification in Recommendation; and

•

if Complete Solaria requested negotiations, FACT may make a Modification in Recommendation only if the FACT Board and/or FACT Special Committee, as applicable, after considering in good faith any revisions or adjustments to the terms and conditions of the Business Combination Agreement that Complete Solaria will have, prior to the expiration of the three business day period, offered in writing in a manner that would form a binding contract if accepted by FACT, reaffirmed in good faith (after consultation with its outside legal counsel) that the failure to make an Modification in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable law.

Closing Conditions

The obligation of the parties to consummate the First Merger is conditioned upon the satisfaction or waiver by the applicable parties to the Business Combination Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Business Combination Agreement, the Mergers may not be consummated. There can be no assurance that the parties to the Business Combination Agreement would waive any such provisions of the Business Combination Agreement.

Closing Conditions of Each Party

The obligation of each party to the Business Combination Agreement to consummate, or cause to be consummated, the First Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

•	the approval of the Transaction Proposals by FACT’s shareholders will have been obtained (the “FACT Shareholder Approval”);

•	the Complete Solaria Stockholder Approvals will have been obtained (which were received prior to the consummation of the Required Transaction);

•

the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Business Combination Agreement, or the (i) the Lock-Up Agreement, (ii) the Sponsor Support Agreement, and (iii) Complete Solaria Holders Support Agreement (clauses (i)—(iii), collectively, the “Ancillary Agreements”) will have expired or been terminated (the waiting period expired at 11:59 p.m., Eastern Time on April 6, 2023);

•

there will not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award (entered by or with any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court or tribunal (a “Governmental Order”), in each case, to the extent such governmental authority has jurisdiction over the parties to the Business Combination Agreement and the transactions contemplated thereby), statute, rule or regulation enjoining or prohibiting the consummation of the Mergers;

•

FACT will have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to the FACT PIPE Investment, the convertible note investments contemplated by the Complete Solaria Subscription Agreements, and satisfaction of FACT’s obligations to its shareholders (if any) that exercise their rights to redeem their Public Shares pursuant to the Cayman Constitutional Documents;

•

as of immediately following the effective time of the First Merger, the Board of Directors of New Complete Solaria will consist of the number of directors, and be otherwise constituted in accordance with the Business Combination Agreement (assuming that each such director then satisfies the applicable NYSE requirements and is willing to serve); provided that Complete Solaria will have performed the covenants of Complete Solaria in the Business Combination Agreement with respect to nomination of directors;

•	the shares of New Complete Solaria Common Stock to be issued in connection with the Domestication and Mergers will have been approved for listing by NYSE (subject to official notice of issuance);

•

the registration statement of which this proxy statement/prospectus forms a part will have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement will have been issued and no proceedings for that purpose will have been initiated or threatened by the SEC and not withdrawn; and

•

the FACT Board or the FACT Special Committee will have received the FACT Fairness Opinion; provided that this condition to the Closing will no longer apply on or after the sixtieth day following the date of the Business Combination Agreement (this condition is no longer applicable as the FACT Fairness Opinion was received on October 31, 2022 as further described in the section titled “Proposal No. 1—The Business Combination Proposal—Summary of Financial Analysis of Duff & Phelps”).

Closing Conditions of FACT, First Merger Sub and Second Merger Sub

The obligation of each of FACT, First Merger Sub and Second Merger Sub to consummate, or cause to be consummated, the First Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by FACT, First Merger Sub and Second Merger Sub:

•	the accuracy of Complete Solaria’s representations and warranties, subject to customary materiality and material adverse effect qualifiers;

•	the performance in all material respects by Complete Solaria of its covenants in the Business Combination Agreement to be performed as of or prior to the Closing;

•	the absence of any event that individually, or in the aggregate, has had or would reasonably be expected to have a Complete Solaria Material Adverse Effect;

•	the consummation of the Required Transaction (which was consummated on November 4, 2022); and

•	the receipt by Complete Solaria and delivery to FACT of the CRSEF Consent and SCI Consent.

Closing Conditions of Complete Solaria

The obligation of Complete Solaria to consummate, or cause to be consummated, the First Merger is subject to the satisfaction of the following additional conditions any one or more of which may be waived in writing by Complete Solar:

•	the accuracy of FACT’s representations and warranties, subject to customary materiality and material adverse effect qualifiers;

•	the performance in all material respects by FACT of its covenants in the Business Combination Agreement to be performed as of or prior to the Closing;

•

the filing by FACT of a certificate of incorporation with the Secretary of State of the State of Delaware and adoption by FACT of bylaws, in each case, in substantially the form attached to the Business Combination Agreement; and

•

the completion of the Domestication contemplated by the Business Combination Agreement and delivery to Complete Solaria of a time-stamped copy of the certificate issued by the Delaware Secretary of State in relation thereto (for additional information, see the section titled “Proposal No. 2—The Domestication Proposal”).

Termination

The Business Combination Agreement contains the following termination rights:

•	the right of FACT and Complete Solaria to terminate the Business Combination Agreement by mutual consent;

•	the right of either FACT or Complete Solaria to terminate the Business Combination Agreement if;

•	shareholders of the other party fail to approve the Business Combination;

•	any governmental authority issues or otherwise enters a final, nonappealable order making consummation of the Mergers illegal or otherwise prevents or prohibits consummation of the Mergers;

•

the other party breaches its representations, warranties, covenants or other agreements contained in the Business Combination Agreement in a way that would entitle the party seeking to terminate the Business Combination Agreement to not consummate the Business Combination, subject to the right of the breaching party to cure the breach;

•

the Required Transaction has not been consummated within 30 days following the date of the Business Combination Agreement (this termination right is no longer applicable as the Required Transaction was consummated on November 4, 2022);

•

the FACT Board or FACT Special Committee has not received the FACT Fairness Opinion within thirty days of the date of the Business Combination Agreement and such party exercises the right to termination within such thirty day period (this termination right is no longer applicable as the FACT Fairness Opinion was received on October 31, 2022 as further described in the section titled “Proposal No. 1— The Business Combination Proposal—Summary of Financial Analysis of Duff & Phelps”); or

•	the Closing has not occurred on or before March 2, 2023, or, if an Extension Proposal has been approved by FACT’s shareholders, September 2, 2023; or

•	the right of Complete Solaria to terminate the Business Combination Agreement if there has been a Modification in Recommendation.

Waiver; Amendments

FACT and Complete Solaria may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties (of another party thereto) that are contained in the Business Combination Agreement or (c) waive compliance by the other parties thereto with any of the agreements or conditions contained in the Business Combination Agreement, but such extension or waiver will be valid only if set forth in writing signed by the party granting such extension or waiver.

The Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed by each of the parties to the Business Combination Agreement and which makes reference to the Business Combination Agreement.

Fees and Expenses

If the Closing does not occur, each party to the Business Combination Agreement will be responsible for and pay its own expenses incurred in connection with the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement. If the Closing occurs, New Complete Solaria will pay or cause to be paid all accrued and unpaid transaction expenses of Complete Solaria and pay or cause to be paid all accrued and unpaid transaction expenses of FACT and its affiliates (including the Sponsor).

Certain Engagements in Connection with the Business Combination and Related Transactions

On October 26, 2022, FACT engaged Cohen & Company Capital Markets, a division of J.V.B. Financial Group, LLC (“Cohen”), to act as its financial and capital markets advisor and lead placement agent in connection with the

Business Combination. Additionally, on November 1, 2022, Complete Solaria engaged Marathon Capital LLC (“Marathon”) as its financial advisor and placement agent in connection with the Business Combination. Each such capital markets advisor is assisting FACT and Complete Solaria in arranging meetings with potential investors. From time to time, such capital markets advisors may also provide strategic and financial advice to FACT or Complete Solaria in connection with effecting the Business Combination, including but not limited to, reviewing and providing input on investor presentations. Neither Cohen nor Marathon was engaged to deliver, and neither of them delivered a fairness opinion or otherwise made any determination as to the fairness of the transactions described in this proxy statement/prospectus. In addition, neither of the capital markets advisors has served as an underwriter or placement agent to FACT or Complete, including in connection with the issuance of the Pre-Signing Convertible Notes pursuant to the Pre-Signing Complete Solaria Subscription Agreements.

Upon the Closing, each of Cohen and Marathon will be entitled to customary fees in connection with its role as a capital markets advisor to FACT or Complete Solaria, as applicable, in connection with the Business Combination, including a potential success fee depending on the amount of cash remaining in the Trust Account after giving effect to redemptions by FACT stockholders. If the Business Combination is not consummated, Cohen and Marathon will not be entitled to such fees.

In the ordinary course of its business activities, each of Cohen and Marathon and their respective affiliates, officers, directors and employees may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of Cohen or Marathon or their respective affiliates. Each of Cohen and Marathon and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Ownership of New Complete Solaria Immediately Following the Business Combination

On February 28, 2023, FACT held the Extension Meeting, and in connection with the approval and implementation of the Extension Amendment Proposal, public shareholders properly elected to redeem an aggregate of 23,256,504 Class A Ordinary Shares. As of the date of this proxy statement/prospectus (and after giving effect to the Extension Amendment Redemptions), there are (i) 11,243,496 FACT Class A Ordinary Shares issued and outstanding and (ii) 8,625,000 FACT Class B Ordinary Shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there are outstanding 6,266,667 FACT Private Placement Warrants held by the Sponsor and 8,625,000 FACT Public Warrants. Each whole warrant entitles the holder thereof to purchase one FACT Class A Ordinary Share and, following the Domestication, will entitle the holder thereof to purchase one share of New Complete Solaria Common Stock. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of the Class A Ordinary Shares are redeemed in connection with the Business Combination), FACT’s fully-diluted share capital (after giving effect to the exercise of all of the FACT Private Placement Warrants and all of the FACT Public Warrants) would be 58,016,667 FACT Ordinary Shares.

Assuming that no outstanding FACT Class A Ordinary Shares are redeemed in connection with the Business Combination, there would be approximately 54,927,885 shares of New Complete Solaria Common Stock outstanding immediately following the Closing of the Business Combination. If the actual facts are different than these assumptions, the ownership percentages in New Complete Solaria will be different.

	Assuming Minimum Redemptions(2)	Assuming Maximum Redemptions(2)	Assuming $70M in Trust Account(2)
FACT
Public shares	20.50%	—	13.60%
Shares held by FACT Initial Shareholders(1)	9.50%	9.90%	10.30%
PIPE shares	N/A	N/A	N/A
Complete Solaria
Complete Solaria shareholders	62.70%	80.80%	68.20%
Complete Solaria convertible noteholders	7.30%	9.30%	7.90%

Total	100.0%	100.0%	100.0%

(1)

Includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund at Closing (which would then be aggregated with Public Shares herein) pursuant to the Polar Subscription Agreement, as set forth in the section titled “Beneficial Ownership of Securities.”

(2)	After giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment.

The numbers of shares and percentage interests set forth above have been presented for illustrative purposes only and do not necessarily reflect what New Complete Solaria’s share ownership will be after the Closing. For more information about the consideration to be received in the Business Combination, these scenarios and the underlying assumptions, see “—Sources and Uses of Funds for the Business Combination” below.

Related Agreements

This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The full text of the Related Agreements, or forms thereof, are filed as annexes to this proxy statement/prospectus or as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified in their entirety by the full text of such annexes and exhibits. Shareholders and other interested parties are urged to read such Related Agreements in their entirety prior to voting on the proposals presented at the extraordinary general meeting.

Complete Solaria Convertible Note Financing

In connection with the execution of the Business Combination Agreement, Complete Solaria entered into the Pre-Signing Complete Solaria Subscription Agreements with certain investors. For more information, see “—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Complete Solaria Convertible Note Financing” above.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, FACT entered into the Sponsor Support Agreement with the Sponsor, the parties thereto, including the FACT Initial Shareholders (together, the “Sponsor Signatories”), and Complete Solaria, pursuant to which the Sponsor Signatories have agreed to, among other things:

•	vote in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement;

•	not redeem their FACT Ordinary Shares;

•

from and after the Closing, vote all of their shares of common stock of New Complete Solaria in favor of the First Sponsor Designee for election to the board of directors of New Complete Solaria at each of the first three annual meetings of the stockholders of New Complete Solaria; and

•	be bound by certain other agreements and covenants related to the Business Combination, including vesting and forfeiture restrictions with respect to certain shares held by the Sponsor.

The Sponsor Support Agreement was entered into as an inducement for FACT and Complete Solaria to enter into the Business Combination Agreement, and consideration was not provided to the Sponsor Signatories in exchange for entering into the Sponsor Support Agreement.

Complete Solaria Stockholder Support Agreement

In connection with the execution of the Business Combination Agreement, FACT entered into a Company Stockholders Support Agreement (the “Complete Solaria Stockholder Support Agreement”) with Complete Solaria and certain stockholders of Complete Solaria (the “Complete Solaria Stockholders”). Under the Complete Solaria Stockholder Support Agreement, each Complete Solaria Stockholder has agreed to, among other things:

•	execute and deliver a written consent adopting the Business Combination Agreement and related transactions and approving the Business Combination;

•

from and after the Closing, vote all of its shares of New Complete Solaria Common Stock in favor of the First Sponsor Designee for election to the board of directors of New Complete Solaria at each of the first three annual meetings of the stockholders of New Complete Solaria; and

•	be bound by certain other agreements and covenants related to the Business Combination.

Amended and Restated Registration Rights Agreement

The Business Combination Agreement contemplates that, at the Closing, New Complete Solaria, the Sponsor, certain equityholders of Complete Solaria and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into an Amended and Restated Registration Rights Agreement (the “A&R Registration Rights Agreement”), pursuant to which New Complete Solaria will grant customary registration rights to the other parties thereto, including to register for resale, pursuant to Rule 415 under the Securities Act, certain securities of New Complete Solaria held by the other parties thereto.

Lock-Up Agreement

The Business Combination Agreement contemplates that, at the Closing, New Complete Solaria, the Sponsor, the Sponsor Key Holders (as defined in the Lock-Up Agreement) and Complete Solaria Key Holders (as defined in the Lock-Up Agreement), will enter into a Lock-Up Agreement (the “Lock-Up Agreement”).

The Lock-Up Agreement contains certain restrictions on transfer with respect to securities of New Complete Solaria to be held by the Sponsor, Sponsor Key Holders and Complete Solaria Key Holders immediately following the Closing (including shares of New Complete Solaria Common Stock and any such shares issuable upon the exercise, conversion or settlement of derivative securities and promissory notes). Such restrictions begin at the Closing and end on the earlier of (x) the twelve month anniversary of the Closing and (y) the date on which the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty consecutive trading day period beginning after the date that is 180 calendar days after the Closing and ending 365 calendar days following the Closing.

Engagement Letter with China Bridge Capital

In connection with its search process for potential business combination opportunities, FACT retained various financial and other advisors to assist it in its evaluation of potential business combination opportunities, including China Bridge Capital (“CBC”), which had assisted FACT in connection with its evaluation of a potential target company opportunity in the retail sector (“Potential Target A”). In consideration of CBC’s services, FACT agreed to pay CBC a customary cash fee, in line with compensation paid by FACT to other advisors that had assisted FACT with respect to its due diligence and capital raising efforts as well as other advisory matters. In June 2022, after the termination of discussions with Potential Target A, the original agreement with CBC was terminated; the parties entered into a subsequent agreement in June 2022 and reached an understanding that any further advisory services to be provided by CBC would be determined in due course, and that any applicable fee amounts would be at least partly success-based in nature and would be negotiated at the time FACT was prepared to enter into a definitive agreement with respect to a business combination. The June 2022 agreement between FACT and CBC may be terminated by FACT or CBC at any time, with or without cause.

Concurrently with the Sponsor Transaction, Edward Zeng, the founder and managing partner of CBC and beneficial owner of approximately 85% of CBC’s outstanding equity interests, was appointed to the FACT Board.

Prior the execution of the Business Combination Agreement, the FACT Special Committee and FACT Board approved a potential fee arrangement between FACT and CBC.

See the section titled “Background of the Business Combination” for more information.

Background of the Business Combination

FACT is a blank check company incorporated on December 23, 2020, as a Cayman Islands exempted company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The proposed Business Combination was the result of an extensive search for a potential transaction using the network and investing and operating experience of our management team, including our board of directors. The terms of the Business Combination Agreement were the result of extensive negotiations between FACT, Complete Solar and Solaria. The following is a brief description of the background of these negotiations, the proposed Business Combination and related transactions.

On March 2, 2021, FACT consummated its IPO of 34,500,000 units, with each unit consisting of one FACT Class A Ordinary Share and one-fourth of one redeemable warrant, generating total gross proceeds of $345.0 million. Prior to the consummation of the IPO, the Sponsor purchased an aggregate of 8,625,000 Founder Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share. The Sponsor subsequently transferred an aggregate of 75,000 Founder Shares to FACT’s independent directors and an aggregate of 47,500 Founder Shares to certain FACT employees and consultants. Simultaneously with the consummation of the IPO, FACT consummated the private placement to the Sponsor of 6,266,667 warrants at a price of $1.50 per warrant, each of which entitles the Sponsor to purchase one FACT Class A Ordinary Share at an exercise price of $11.50 per share, generating gross proceeds of $9.4 million.

Prior to the consummation of the IPO, neither FACT, nor anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any potential business combination target with respect to an initial business combination with FACT.

Since the completion of the IPO, FACT considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of FACT contacted and were contacted by numerous individuals and entities who presented ideas for business combination opportunities, including numerous technology companies. FACT considered businesses that it believed had attractive long-term growth potential, were well-positioned within their industry and would benefit from the substantial intellectual capital, operational and investment experience, and network of FACT’s management team.

During this search process, FACT reviewed over 70 potential business combination opportunities, entered into non-disclosure agreements with and conducted due diligence on 11 companies, and entered into non-binding letters of intent with five potential target companies other than Complete Solaria. These potential targets were in the retail, financial technology and healthcare industries. FACT ultimately determined not to proceed with any of its other potential acquisition opportunities because, in the judgment of the FACT Board and management, the other potential business combination targets did not meet the valuation expectations of FACT or otherwise did not present as attractive or feasible a business combination opportunity as Complete Solaria.

In connection with its search process, FACT retained various financial and other advisors to assist it in its evaluation of potential business combination opportunities, including CBC, which had assisted FACT in connection with its evaluation of Potential Target A. In consideration of CBC’s services, FACT agreed to pay CBC a customary cash fee, in line with compensation paid by FACT to other advisors that had assisted FACT with respect to its due diligence and capital raising efforts as well as other advisory matters. In May 2021, after the termination of discussions with Potential Target A, the agreement with CBC was terminated, and the parties reached an understanding that any further advisory services to be provided by CBC would be determined in due course, and that any applicable fee amounts would be at least partially success-based in nature and would be negotiated at the time FACT was prepared to enter into a definitive agreement with respect to a business combination.

On June 6, 2022, LVS III SPE XLIII LP (“LVS”), a Delaware limited partnership and a then member of the Sponsor, sold its entire interest (the “Sponsor Transaction”) in the Sponsor to NextG Tech Limited (“NextG”), a Cayman Islands exempted company and affiliate of CBC. In connection with the Sponsor Transaction, FACT, the Sponsor, LVS, NextG and certain other individuals party thereto entered into an amendment to a certain letter agreement dated February 25, 2021, by and among such parties pursuant to which LVS assigned all of its rights, interests and obligations under the letter agreement to NextG. In addition, the letter agreement was amended to permit FACT to pay CBC for a customary advisory fee pursuant to the parties’ June 2022 agreement. Concurrently with the Sponsor Transaction, Jamie Weinstein, who was LVS’s nominee to the FACT board, resigned from the FACT Board and Edward Zeng, the founder and managing partner of CBC and beneficial owner of approximately 85% of CBC’s outstanding equity interests, was subsequently appointed to the FACT Board as NextG’s director nominee.

On June 29, 2022, Mr. Zeng was contacted by a representative of Cantor Fitzgerald & Co (“Cantor Fitzgerald”), in its capacity as a financial advisor to Solaria. The representative indicated to Mr. Zeng that Solaria was considering a possible business combination with a SPAC. The representative noted that Solaria was also considering a potential strategic transaction with Complete Solar and that it contemplated consummating a business combination with a SPAC following the closing of the strategic transaction between the two companies. Subsequently, and at the suggestion of the Cantor Fitzgerald representative, Mr. Zeng met with Thurman J. Rodgers, a member of the Solaria board of directors, to learn more about Complete Solar and Solaria and their vision for a contemplated transaction. Following the conversation, Mr. Zeng also met with Antonio R. Alvarez, the Chief Executive Officer of Solaria on July 14, 2022 and with William J. Anderson, the Chief Executive Officer and founder of Complete Solar, on July 19, 2022 to discuss a potential transaction. It was anticipated that

Mr. Anderson would be appointed as the CEO of the combined company and was thus acting on behalf of Complete Solar and Solaria to explore options to raise capital to establish the new company on a firm footing.

During the summer of 2022, FACT also engaged CBC as an advisor to assist FACT in its efforts to evaluate a potential business combination with Complete Solar and Solaria. FACT management’s decision to engage CBC was based on its view that the CBC team, among other things, had extensive experience in renewables and solar franchise transactions, possessed deep knowledge of the global solar market globally, and would be able to provide additional human capital and other resources to supplement the capabilities of the existing FACT team.

Following the meeting, Mr. Zeng suggested to Mr. Gishen that he take an introductory meeting with Mr. Anderson, after which Messrs. Gishen and Anderson met. On July 21, 2022, representatives of FACT sent to Complete Solar an initial draft, non-binding letter of intent (the “LOI”) setting forth key terms and conditions of a business combination between the parties. Among other provisions, the draft LOI contemplated a $350 million pre-money enterprise valuation for Complete Solar; a commitment by FACT to have at least $100 million in cash on hand at the closing of the business combination; a post-closing combined company board of directors consisting of at least one director nominee of the Sponsor, which would be subject to the approval of Complete Solar (not to be unreasonably withheld); and a post-closing lock-up restriction on the trading of shares of the post-closing combined company held by certain key shareholders ending on the earlier of the 12 month anniversary of the closing and the date on which the volume weighted average price of the post-closing combined company common stock equals or exceeds $12.00 per share for any 20 trading days within any thirty consecutive trading day period beginning after the date that is 180 calendar days after the closing and ending 365 calendar days following the closing. Through the following week, and with the authorization of the FACT Board, Messrs. Gishen and Anderson, together with other members of FACT and Complete Solar management, negotiated and exchanged additional drafts of the LOI.

On July 28, 2022, FACT and Complete Solar finalized and entered into the LOI. The LOI contemplated a $450 million pre-money enterprise valuation for Complete Solar (after giving effect to its anticipated merger with Solaria); a commitment by FACT to have at least $100 million in cash on hand at the closing of the business combination, including a $30 million convertible note investment in Complete Solar (the “Complete Solar Convertible Note Investment”) to finance the consummation of the Solaria merger consisting of a $20 million investment from certain representatives of the Sponsor and their networks and a $10 million investment from existing investors of Complete Solar and Solaria; the consummation of the Solaria merger following the receipt of the $30 million in convertible note financing and prior to the consummation of a business combination with FACT; a post-closing combined company board of directors consisting of no more than seven directors, including at least two director nominees of the Sponsor; a post-closing lock-up restriction on the trading of shares of the post-closing combined company held by certain key shareholders ending on the earlier of the 12 month anniversary of the closing and the date on which the volume weighted average price of the post-closing combined company common stock equals or exceeds $12.00 per share for any 20 trading days within any thirty consecutive trading day period beginning after the date that is 180 calendar days after the closing and ending 365 calendar days following the closing; and certain customary closing conditions. The LOI also included binding confidentiality provisions with respect to the use and disclosure of information provided to the parties in connection with their consideration of a transaction.

Shortly after the execution of the LOI, FACT and its representatives were provided with access to a virtual data room of Complete Solar and Solaria, which included business and legal due diligence materials as well as financial information for Complete Solar and Solaria. In addition, representatives of Complete Solar and Solaria provided FACT with summary financial projections of the combined company in late July 2022, followed by a more detailed financial projections model in mid-August 2022. From August 2022 through September 2022, representatives of FACT participated in additional diligence meetings with and submitted additional due diligence requests to representatives of Complete Solar and Solaria. During the same time, representatives of FACT and Complete Solar began reaching out to potential third party investors in the Complete Solar Convertible Note Investment. In total, FACT and Complete Solar entered into substantive discussions with five counterparties regarding a potential investment (the “Potential Investor Parties”), including a foreign solar-panel maker (“Potential Investor Party A”) with which FACT and Complete Solar entered into a non-binding letter of intent regarding the terms of a potential investment and to which FACT and Complete Solar provide substantial business and legal due diligence regarding Complete Solar and Solaria. Following extensive outreach efforts and discussions, FACT, Complete Solar and Solaria were unable to reach a binding agreement with any of these potential investors primarily due to differences in views among the parties with respect to investment structure and market backdrop.

On August 24, 2022, with the authorization of the FACT Board and management, representatives of Paul Hastings LLP (“Paul Hastings”), legal counsel to FACT, delivered an initial draft of the Business Combination Agreement to representatives of Cooley LLP (“Cooley”), legal counsel to Complete Solar and Solaria. The initial draft Business Combination Agreement reflected the terms agreed to by the parties in the LOI and other provisions.

Between August 24, 2022 and October 3, 2022, Paul Hastings and Cooley exchanged revised drafts of the Business Combination Agreement and the related ancillary agreements, including the Sponsor Support Agreement, Complete Solar Support Agreement, Amended and Restated Registration Rights Agreement, Lock-Up Agreement and Amended and Restated Charter and Bylaws of the post-closing combined company, and engaged in negotiations of such documents and agreements. The various drafts exchanged reflected the parties’ negotiations on, among other things, the transaction structure, the contemplated financing for the transaction, the obligation of FACT to seek the approval of its shareholders for an extension of the deadline for FACT to consummate a business combination under its organizational documents, the overall suite of representations, warranties and covenants to be provided by each party under the Business Combination Agreement and other risk allocation points. The key terms under these agreements were negotiated on the basis of prior discussions on these topics, including the terms of the LOI. Over the same period of time, the representatives and advisors for FACT, Complete Solar and Solaria held numerous conference calls and came to agreement on the outstanding issues.

On August 25, 2022, the FACT Board held a meeting, together with members of FACT management and representatives of Paul Hastings, at which management provided an update regarding the status of discussions between FACT and Complete Solar regarding a potential business combination. An update was also provided regarding discussions with potential third-party investors, along with an overview of the respective businesses of Complete Solar and Solaria.

On September 15, 2022, representatives of Paul Hastings sent a draft exclusivity agreement to representatives of Cooley contemplating a 30-day exclusivity period. The draft agreement was subsequently revised to reflect feedback from the Cooley representatives and on September 26, 2022, FACT and Complete Solar entered into the exclusivity agreement.

On September 22, 2022, the independent directors of the FACT Board convened a special meeting with Mr. Gishen and a representative of Paul Hastings to discuss FACT’s obligation to pay CBC an advisory fee in connection with a business combination. In light of Mr. Zeng’s affiliation with CBC, the FACT Board formed a special committee consisting of all of the members of the FACT Board other than Mr. Zeng with full power and authority to review, evaluate, negotiate and approve a business combination transaction. Mr. Gishen, on behalf of FACT, Mr. Zeng, in his capacity as a representative of CBC, are holding ongoing negotiations regarding the amount of the advisory fee payable to CBC under its June 2022 letter agreement with FACT.

Through the last week of September, representatives of FACT and Complete Solar had a series of final meetings with representatives of Potential Investor Party A—the only Potential Investor Party that continued to express an interest in a transaction at the time—regarding the Complete Solar Convertible Note Investment. Despite proposing a number of enhancements to the terms and structure of the investment, FACT and Complete Solar failed to reach a binding agreement with Potential Investor Party A, after which the representatives began discussing the possibility of raising the convertible note financing necessary to consummate the Solaria merger from affiliates and representatives of FACT, Complete Solar and Solaria. Following these discussions, the Rodgers Massey Revocable Living Trust (“RMRLT”), an affiliate of Thurman J. Rodgers, an investor in Solaria and Complete Solar, Tidjane Thiam, the Executive Chairman of FACT, Adam Gishen, the Chief Executive Officer of FACT, and NextG agreed to enter into subscription agreements to purchase convertible notes for cash from Complete Solar, on the same terms and conditions proposed to Potential Investor Party A, for an aggregate purchase price of $7.0 million. FACT and Complete Solar agreed to raise the remaining $23.0 million in convertible note financing prior to the consummation of the business combination. In addition, RMRLT agreed to purchase convertible notes from Complete Solar following the closing of the Solaria merger in an amount equal to approximately $6.7 million in consideration for RMRLT’s existing investment in Solaria, which would be assumed and cancelled by Complete Solar.

On September 30, 2022, representatives of Complete Solar and Solaria provided FACT with updated financial projections adjusted to reflect the revised structure and timing for the Complete Solar convertible note financing.

On October 2, 2022, the FACT Special Committee convened a meeting with members of management and representatives of Paul Hastings. A representative of Paul Hastings discussed with the directors their fiduciary duties under Cayman law in connection with a potential transaction and then reviewed the terms of the proposed transaction agreements. Mr. Gishen reviewed the proposed terms and structure of the Complete Solar Convertible Note Investment, including the participation of certain representatives and affiliates of FACT in the investment, and a proposed potential fee arrangement between FACT and CBC. The FACT Special Committee deliberated on these matters and (i) determined that it is in FACT’s commercial interests that FACT should approve the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby, (ii) approved and recommended that the FACT Board approve and declare advisable, the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby and (iii) recommended that the shareholders of FACT approve and adopt the Business Combination. The FACT Special Committee further approved and ratified a proposed potential fee arrangement between FACT and CBC. Following the special meeting of the FACT Special Committee, the FACT Board, by action taken by unanimous written, declared advisable and approved the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby.

Also, on October 2, 2022, with the authorization of the FACT Special Committee, FACT engaged Duff & Phelps to provide a fairness opinion with respect to the business combination.

On October 3, 2022, Complete Solar and Solaria entered into a merger agreement providing for the Solaria merger, and FACT, Complete Solar and Solaria entered into the Business Combination Agreement along with the ancillary agreements thereto.

On October 3, 2022, FACT and Complete Solar issued a joint press release announcing the parties’ entry into the business combination. In the subsequent weeks, representatives of FACT and Complete Solar continued their outreach to potential third party investors in the Complete Solar Convertible Note Investment.

On October 26, 2022, FACT engaged Cohen, to act as its financial and capital markets advisor and lead placement agent in connection with the Business Combination. Additionally, on November 4, 2022, Complete Solaria engaged Marathon as its financial advisor and placement agent in connection with the Business Combination.

On October 31, 2022, J.P. Morgan executed a formal waiver of its entitlement to the deferred compensation pursuant to the Underwriting Agreement in connection with the Business Combination. J.P. Morgan was not involved in the preparation of any disclosure that is included in this proxy statement/prospectus, or any business analysis underlying such disclosure, and shareholders do not have the benefit of any such involvement. Shareholders should not place any reliance on the fact that J.P. Morgan was involved with the IPO.

On October 31, 2022, the FACT Board convened a meeting with members of management and representatives of Paul Hastings and Duff & Phelps. A representative of Duff & Phelps presented to the FACT Board its financial analyses and rendered to the FACT Board its oral opinion, which was subsequently confirmed in writing on the same date, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken as set forth in such opinion, the consideration to be paid by FACT (in the form of New Complete Solaria Common Stock) to the holders of capital stock of Complete Solar, in the aggregate, in the Business Combination was fair, from a financial point of view, to FACT.

On November 2, 2022, DBSI executed a formal waiver of its entitlement to the deferred compensation pursuant to the Underwriting Agreement in connection with the Business Combination. DBSI was not involved in the preparation of any disclosure that is included in this proxy statement/prospectus, or any business analysis underlying such disclosure, and shareholders do not have the benefit of any such involvement. Shareholders should not place any reliance on the fact that DBSI was involved with the IPO.

On November 3, 2022, a group of four third-party investors entered into Post-Signing Subscription Agreements to purchase Post-Signing Convertible Notes for cash from Complete Solar, for an aggregate purchase price of $1 million and otherwise on the same terms and conditions agreed to by the holders of Pre-Signing Complete Solaria Convertible Notes.

On November 4, 2022, Complete Solar and Solaria consummated their merger, after which Complete Solar was re-named “Complete Solaria, Inc.”

On December 5, 2022, RMRLT entered into Post-Signing Subscription Agreements to purchase Post-Signing Convertible Notes for cash from Complete Solar, for an aggregate purchase price of $4 million and otherwise on the same terms and conditions agreed to by the holders of Pre-Signing Complete Solaria Convertible Notes.

On January 17, 2023, FACT filed a preliminary proxy statement with the SEC in connection with an extraordinary general meeting of FACT’s shareholders to consider and vote upon, the Extension Amendment Proposal and the Trust Amendment Proposal.

On February 2, 2023, an investor entered into Post-Signing Subscription Agreements to purchase a Post-Signing Convertible Notes for cash from Complete Solar, for an aggregate purchase price of $1 million and otherwise on the same terms and conditions agreed to by the holders of Pre-Signing Complete Solaria Convertible Notes.

On February 13, 2023, an investor purchased Post-Signing Convertible Notes from Complete Solaria, for an aggregate purchase price of $10 million and otherwise on the same terms and conditions agreed to by the holders of Pre-Signing Complete Solaria Convertible Notes.

On February 13, 2023, FACT filed a definitive proxy statement with the SEC in connection with an extraordinary general meeting of FACT’s shareholders to consider and vote upon, the Extension Amendment Proposal and the Trust Amendment Proposal.

On February 16, 2023, FACT filed a supplement to the definitive proxy statement with the SEC in connection with an extraordinary general meeting of FACT’s shareholders to consider and vote upon, the Extension Amendment Proposal and the Trust Amendment Proposal.

On February 24, 2023, FACT filed supplement no. 2 to the definitive proxy statement with the SEC in connection with an extraordinary general meeting of FACT’s shareholders to consider and vote upon, the Extension Amendment Proposal and the Trust Amendment Proposal.

On February 28, 2023, FACT shareholders approved the Extension Amendment Proposal and the Trust Amendment Proposal at the Extension Meeting, and on March 1, 2023, FACT filed the Extension Articles

Amendment with the Cayman Islands Registrar of Companies. In connection with the Extension, public shareholders properly elected to redeem an aggregate of 23,256,504 Class A Ordinary Shares at a redemption price of $10.21 per share, for an aggregate redemption amount of approximately $237,372,952. After giving effect to the Extension Amendment Redemptions, approximately $115,959,374 (including the contribution by FACT of an additional $1,200,000 in connection with the approval of the Extension Amendment Proposal) remained in the Trust Agreement as of March 2, 2023 and 11,243,496 Class A Ordinary Shares remain outstanding.

As a result of the approval of the Extension Amendment Proposal, in connection with the February 2023 FACT Note, the Sponsor provided the funds for the deposit that was made into the Trust Account in the amount of $1,200,000, which was the lesser of (i) $0.12 for each Class A Ordinary Share that was not redeemed in connection with the Extension Meeting and (ii) $1,200,000 in connection with a three (3) month extension from March 2, 2023 to June 2, 2023, and thereafter, to the extent necessary and as applicable, shall provide the lesser of (i) $0.04 for each Class A Ordinary Share that was not redeemed in connection with the Extension Meeting and (ii) $400,000 for each additional one month thereafter (up to September 2, 2023).

Reasons for the Business Combination

At a special meeting held on October 2, 2022, the FACT Special Committee: (i) determined that it is in FACT’s commercial interests that FACT should approve the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby, (ii) approved and recommended that the FACT Board approve and declare advisable, the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby and (iii) recommended that the shareholders of FACT approve and adopt the Business Combination. Following the special meeting of the FACT Special Committee, the FACT Board, by action taken by unanimous written consent, declared advisable and approved the Business Combination Agreement and related transaction agreements and the transactions contemplated thereby. In evaluating the Business Combination and making these determinations and this recommendation, the FACT Special Committee and FACT Board consulted with FACT’s management and advisors and considered a number of factors.

The FACT Special Committee, the FACT Board and management considered the general criteria and guidelines that FACT believed would be important in evaluating prospective target businesses as described in the prospectus for FACT’s initial public offering. The FACT Special Committee and the FACT Board also considered that they could enter into a business combination with a target business that did not meet those criteria and guidelines. In the prospectus for its initial public offering, FACT stated that it intended to seek to acquire one or more businesses that possessed the following characteristics:

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Large addressable market underpinning long-term growth prospects. FACT stated that it intended to seek to acquire one or more businesses with significant runway to capture market share in a large addressable market, with attractive long-term growth prospects, favorable secular trends and superior unit economics that could be further enhanced through diverse revenue drivers.

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Business with significant revenue and earnings growth potential. FACT stated that it intended to seek to acquire one or more businesses with a leading market position in an attractive industry, with a focus on the financial services sector.

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Distinct business strengths driving competitive differentiation and attractive unit economics. FACT stated that it intended to seek to acquire one or more businesses that had long-term, sustainable competitive differentiation coupled with superior unit economics. FACT stated that it was focused on companies with strong business models and favorable sector tailwinds.

•	Scalable operations. FACT stated that it intended to acquire one or more businesses that would be able to significantly scale its operations to take advantage of its opportunities.

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Uncorrelated returns with minimal cyclicality risk. FACT stated that it intended to seek to acquire one or more businesses with limited susceptibility to cyclical risk and shifts in the macroeconomic environment.

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Reputable management team with well-defined vision and credible track record. FACT stated that it intended to seek to acquire one or more businesses with a professional management team with a clear and compelling vision for the company, with skills that complemented the expertise of FACT’s founders and whose interests aligned with those of FACT’s investors. Where necessary, FACT indicated that it might also look to complement and enhance the capabilities of the target business’ management team by recruiting additional talent.

In considering the Business Combination, the FACT Special Committee and the FACT Board determined that the Business Combination was an attractive business opportunity that generally met these criteria and guidelines taken as a whole, although not weighted or in any order of significance.

The FACT Special Committee and the FACT Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the FACT Special Committee and the FACT Board as a whole did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Individual directors may have given different weight to different factors.

•	Complete Solaria and the Business Combination. The FACT Special Committee and the FACT Board considered the following factors related to Complete Solaria and the Business Combination:

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Complete Solaria’s Large Addressable Market. The FACT Special Committee and the FACT Board believe that the market for solar technology has enormous potential. In particular, the market in the United States and Europe is expected to double in size every four years, driven by a variety of market forces and policies, including the passage of the IRA, the ongoing Russia-Ukraine conflict and worldwide efforts generally to combat climate change and enhance energy security. At the same time, residential solar markets remain largely untapped. There are only 3.4 million homes in the US utilizing solar as a power source today, representing a 3.9% market penetration rate of the 88 million homes in the United States that are able to utilize solar. While certain analysts predict annual solar growth of approximately 11% to 14% per year, for the next decade, such growth would only result in 16 million homes in the United States utilizing solar technology by 2032, which would represent well under 20% market penetration. The FACT Special Committee and the FACT Board believe that Complete Solaria is uniquely positioned to seize this market opportunity.

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Complete Solaria’s Ability to Attract More Customers into the Solar Market through Superior Customer Experience. With the consummation of the Required Transaction, Complete Solaria is in a position to offer customers best in class products of both companies, together with superior sales processes, system fulfillment, and top-rated customer service experiences. Complete Solaria’s business model involves engaging local companies that are already involved in selling home services to customers and thus have an established degree of trust and track record with homeowners. Complete Solaria intends to leverage those relationships to market its product and service offerings to an expanded customer base. Complete Solaria is also expected to provide customers a more seamless experience by permitting them to manage the entire installation process through its digital platform, allowing for more efficient and rapid fulfillment. Finally, following the consummation of the Required Transaction, Complete Solaria now possesses a national geographic footprint enabling it to capture additional national accounts, such as Starbucks, and also a presence in European markets.

•	Complete Solaria’s Highly Attractive Business Model. Complete Solaria operates on the basis of an asset light business model, leveraging and incorporating partnerships from across the value chain, including within manufacturing, sales and installation. As a result, it is anticipated that Complete Solaria will incur lower capital expenditures relative to industry peers, allowing it to competitively scale and increase revenues. Complete Solaria also expects to become a truly end-to-end company that provides both upstream and downstream services, executing manufacturing, design, development and distribution functions through a combination of in-house capabilities and partnerships with third-party business partners. For example, Complete Solaria intends to internally manage all product design and technology development, while outsourcing manufacturing to third parties that already operate at scale and can produce Complete Solaria’s high-quality products at a lower cost as well as leveraging existing distribution networks to help manage the company supply chain and deliver products throughout the market. Furthermore, it is expected that Complete Solaria will be able to market a broader variety of financing options for customers, and then directly manage the installation and onboarding process.

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Complete Solaria’s Future Financial Prospects. On an unaudited pro forma combined basis, Complete Solaria generated approximately $80 million in revenue in 2020, which is projected to increase to over $120 million in 2022, and more than double to approximately $285 million in 2023, with the expectation of achieving breakeven EBITDA in the second half of 2023. Complete Solaria also expects to realize synergies from the consummation of the Required Transaction that will further enhance profitability. The FACT Special Committee and the FACT Board believe that rebates, tax credits, electric vehicle promotions, and other initiatives outlined in the recently adopted IRA will accelerate solar adoption in the United States, further facilitating Complete Solaria’s expected growth initiatives and expansion opportunities

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Experienced Board of Directors and Management Team. New Complete Solaria will benefit from a strong board of directors, which will include Thurman J. Rodgers, who previously served as Chairman of SunPower and also led the turnaround of EnPhase Energy; Tidjane Thiam, who currently serves as the executive chairman of FACT and previously served as CEO of Credit Suisse and Prudential; Ronald Pasek, who currently serves as chairman of the board of directors of Spectra7 Microsystems Inc., a Canadian publicly traded consumer connectivity company, and formerly was the CFO of NetApp from April 2016 to March 2020; and Adam Gishen, who currently serves as the CEO of FACT and previously held senior executive roles at Credit Suisse, including head of Investor Relations and Corporate Communications. New Complete Solaria’s management team will be led by William J. Anderson, the co-founder and CEO of Complete Solar. For additional information regarding New Complete Solaria’s executive officers, see the section titled “Management of New Complete Solaria Following the Business Combination—Executive Officers.”

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Best Available Opportunity. The FACT Special Committee and the FACT Board determined, after a thorough review of other business combination opportunities reasonably available to FACT (including over 70 potential targets), that the proposed Business Combination represents the best potential business combination for FACT based upon its evaluation and assessment of numerous other potential acquisition targets.

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Continued Ownership by Existing Investors. The FACT Special Committee and the FACT Board considered that Complete Solaria’s existing equityholders would be receiving a significant amount of New Complete Solaria Common Stock as its consideration and that all of the existing stockholders of Complete Solaria are “rolling over” their existing equity interests into equity interests in New Complete Solaria, which would represent approximately 45% of the outstanding Complete Solaria common stock immediately after Closing, assuming that no FACT Public Shareholders exercise their redemption rights in connection with the Business Combination. The FACT Special Committee and the FACT Board considered this as a sign of confidence by Complete Solaria’s equityholders in New Complete Solaria following the Business Combination and the benefits to be realized as a result of the Business Combination.

Further, most of the proceeds to be delivered to the combined company in connection with the Business Combination (including from FACT’s trust account and from the Complete Solaria convertible note financing and any Additional Transactions), are expected to remain on the balance sheet of the combined company after Closing in order to fund New Complete Solaria’s existing operations and support new and existing growth initiatives.

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Investment by Related Parties. The FACT Special Committee and the FACT Board considered that, in connection with the parties’ entry into the Business Combination Agreement, Messrs. Rodgers, Thiam, Zeng and Gishen agreed to purchase $7.0 million in Pre-Signing Convertible Notes from Complete Solaria. The FACT Special Committee and the FACT Board considered this as a sign of confidence in New Complete Solaria following the Business Combination and the benefits to be realized as a result of the Business Combination.

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Results of Due Diligence. The FACT Special Committee and the FACT Board considered the broad scope of the financial, commercial, and legal due diligence investigation conducted by FACT’s management and outside advisors and evaluated the results thereof and information available to it related to Complete Solar and Solaria prior to the execution of the Business Combination Agreement, including:

•	extensive meetings and calls with the management teams of Complete Solar and Solaria regarding their respective businesses, operations and the proposed transaction; and

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review of materials related to Complete Solar and Solaria and their respective businesses made available by Complete Solar and Solaria, respectively, including financial statements, corporate documents, material contracts, benefit plans, employee compensation and labor matters, intellectual property matters, information technology, privacy and personal data, litigation information, and other regulatory and compliance matters and other legal and business diligence. For more information, please see the section titled “Proposal No. 1—Business Combination Proposal—Background to the Business Combination.”

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Terms of the Business Combination Agreement. The FACT Special Committee and the FACT Board reviewed and considered the terms of the Business Combination Agreement and the related agreements, including the fact that the Business Combination Agreement restricts Complete Solaria’s ability to solicit alternative business combination transactions and to provide information to, or engage in discussions with, a third party interested in pursuing an alternative business combination transaction with Complete Solaria.

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Opinion of Financial Advisor. The Business Combination Agreement provides that FACT’s obligation to consummate the Business Combination is subject to the receipt of an opinion of a reputable financial advisory or valuation firm that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Aggregate Merger Consideration to be paid by FACT pursuant to the Business Combination Agreement is fair from a financial point of view to FACT, and that FACT or Complete Solaria may terminate the Business Combination Agreement if it does not receive such an opinion within thirty days of the date of the Business Combination Agreement. On October 31, 2022, Duff & Phelps rendered to the FACT Board its oral opinion, which was subsequently confirmed in writing on the same date, to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations of the review undertaken as set forth in such opinion, the consideration to be paid by FACT (in the form of New Complete Solaria Common Stock) to the holders of capital stock of Complete Solar, in the aggregate, in the Business Combination was fair, from a financial point of view, to FACT, as more fully described below in the section titled “—Opinion of Financial Advisor.”

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The Role of the FACT Special Committee. In connection with the Business Combination, the FACT Special Committee evaluated the proposed terms of the Business Combination, including the Business Combination Agreement and the related agreements, and approved the Business Combination Agreement and the related agreement and the transactions contemplated thereby, including the Business Combination. See “Business Combination Proposal —Interests of FACT’s Directors and Executive Officers in the Business Combination” for the further information about the interests of the FACT directors in the Business Combination.

The FACT Special Committee and the FACT Board also identified and considered the following factors and risks weighing negatively against pursuing the Business Combination, although not weighted or in any order of significance:

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Potential Inability to Complete the Business Combination. The FACT Special Committee and the FACT Board considered the possibility that the Business Combination may not be completed and the potential adverse consequences to FACT if the Business Combination is not completed, in particular the expenditure of time and resources in pursuit of the Business Combination and the loss of the opportunity to participate in the transaction. They considered the uncertainty related to the Closing, including due to closing conditions primarily outside of the control of the parties to the transaction (such as the need for shareholder approval). The Business Combination Agreement and the Sponsor Support Agreement each also include exclusivity provisions that prohibit FACT, the Sponsor and certain of their respective affiliates from soliciting other business combination proposals on behalf of FACT, which restricts FACT’s ability to consider other potential business combinations until the earlier of the termination of the Business Combination Agreement or the Closing of the Business Combination.

In addition, the FACT Special Committee and the FACT Board considered the risk that the current Public Shareholders of FACT would redeem their Public Shares for cash in connection with Closing of the Business Combination, thereby reducing the amount of cash available to New Complete Solaria following the Closing of the Business Combination. As of October 3, 3022, without giving effect to any future redemptions that may occur, the trust account had approximately $346 million in cash, invested in U.S. government securities. Further, the FACT Special Committee and the FACT Board considered the risk that current Public Shareholders would exercise their redemption rights is mitigated because Complete Solaria will be acquired at an attractive aggregate purchase price.

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Complete Solaria’s Business Risks. The FACT Special Committee and the FACT Board considered that FACT shareholders would be subject to the execution risks associated with New Complete Solaria if they retained their Public Shares following the Closing, which were different from the risks related to holding Public Shares of FACT prior to the Closing. In this regard, the FACT Special Committee and the FACT Board considered that there were risks associated with successful implementation of New Complete Solaria’s long-term business plan and strategy (including risks and uncertainties relating to the availability of rebates, tax credits and other financial incentives, potential changes to regulations and policies with respect to the purchase and use of solar power, potential changes to net metering policies, and the ability of suppliers to adequately meet anticipated demand for the combined company’s solar service offerings, among others) and New Complete Solaria recognizing the anticipated benefits of the Business Combination on the timeline expected or at all, which could be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees. The FACT Special Committee and the FACT Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that FACT shareholders may not fully realize these benefits to the extent that they expected to retain the Public Shares following the completion of the Business Combination. For additional description of these risks, please see the section titled “Risk Factors.”

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Post-Business Combination Corporate Governance. The FACT Special Committee and the FACT Board considered the corporate governance provisions of the Business Combination Agreement and the Proposed Organizational Documents and the effect of those provisions on the governance of New Complete Solaria following the Closing.

Given that the existing equityholders of Complete Solaria will collectively control shares representing a majority of New Complete Solaria’s total outstanding shares of common stock upon completion of the Business Combination, the existing equityholders of Complete Solaria may be able to elect future directors and make other decisions (including approving certain transactions involving New Complete

Solaria and other corporate actions) without the consent or approval of any of FACT’s current shareholders, directors or management team. See “Governing Documents Proposal” for detailed discussions of the terms and conditions of the Proposed Governing Documents.

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Limitations of Review. The FACT senior management and FACT’s outside counsel reviewed only certain materials in connection with their due diligence review of Complete Solar and Solaria prior to the execution of the Business Combination Agreement. Accordingly, the FACT Special Committee and the FACT Board considered that FACT may not have properly valued such business.

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No Survival of Remedies for Breach of Representations, Warranties or Covenants of Complete Solaria. The FACT Special Committee and the FACT Board considered that the terms of the Business Combination Agreement provide that FACT will not have any surviving remedies against Complete Solaria or its equityholders after the Closing to recover for losses as a result of any inaccuracies or breaches of the Complete Solaria representations, warranties or covenants set forth in the Business Combination Agreement. As a result, FACT shareholders could be adversely affected by, among other things, a decrease in the financial performance or worsening of financial condition of Complete Solaria prior to the Closing, whether determined before or after the Closing, without any ability to reduce the number of shares to be issued in the Business Combination or recover for the amount of any damages. The FACT Special Committee and the FACT Board determined that this structure was appropriate and customary in light of the fact that several similar transactions include similar terms and the current equityholders of Complete Solaria will be, collectively, the majority equityholders in New Complete Solaria.

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Litigation. The FACT Special Committee and the FACT Board considered the possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could enjoin Closing of the Business Combination.

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Fees and Expenses. The FACT Special Committee and the FACT Board considered the fees and expenses associated with completing the Business Combination. The FACT Special Committee and the FACT Board also considered fees and expenses that could be payable in the event the Business Combination is not consummated.

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Diversion of Management. The FACT Special Committee and the FACT Board considered the potential for diversion of management and employee attention during the period prior to the completion of the Business Combination, and the potential negative effects on Complete Solaria’s businesses.

In addition to considering the factors described above, the FACT Special Committee and the FACT Board also considered that:

•

Interests of FACT’s Directors and Executive Officers. FACT’s directors and executive officers may have interests in the Business Combination as individuals that are in addition to, and may be different from, the interests of FACT’s shareholders, including the fact that Messrs. Thiam, Zeng and Gishen agreed to purchase $3.5 million in Pre-Signing Convertible Notes from Complete Solaria in connection with FACT’s entry into the Business Combination Agreement and that a significant portion of the equity interests in FACT held directly or indirectly by FACT’s directors and executive officers will only have value if a business combination is completed, all as further described in the section titled “Business Combination Proposal—Interests of FACT’s Directors and Executive Officers in the Business Combination.” However, FACT’s board of directors concluded that the potentially disparate interests would be mitigated because these interests were disclosed in the prospectus for FACT’s IPO and are included in this proxy statement/prospectus and the value of the equity interests in FACT held by FACT’s directors and executive officers would fluctuate based on the future performance of New Complete Solaria Common Stock. See “Business Combination Proposal —Interests of FACT’s Directors and Executive Officers in the Business Combination” for the further information about the interests of the FACT directors in the Business Combination.

Based on its review of the foregoing considerations, the FACT Special Committee and the FACT Board concluded that the potentially negative factors associated with the Business Combination were outweighed by the potential benefits that it expects FACT shareholders will receive as a result of the Business Combination. The FACT Special Committee and the FACT Board realized that there can be no assurance about future results, including results considered or expected as disclosed in the foregoing reasons.

The preceding discussion of the information and factors considered by the FACT Special Committee and the FACT Board is not intended to be exhaustive but includes the material factors considered by the FACT Special Committee and the FACT Board. In view of the complexity and wide variety of factors considered by the FACT Special Committee and the FACT Board in connection with its evaluation of the Business Combination, the FACT Special Committee and the FACT Board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual directors may have given different weight to different factors. The FACT Special Committee and the FACT Board considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendations.

This explanation of reasons for the FACT Special Committee and the FACT Board’s approval of the Business Combination, and all other information presented in this section, is forward-looking in nature and therefore subject to a number of risks and uncertainties and should be read in light of the factors discussed under the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

Certain Unaudited Complete Solaria Prospective Financial Information

For purposes of this section, references to Complete Solaria are deemed to refer to Complete Solar with respect to any period of time prior to the consummation of the Required Transaction.

FACT and Complete Solaria do not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of their future performance, revenue, financial condition or other results. However, prior to the execution of the Business Combination Agreement, the senior management of Complete Solaria provided the FACT Board with certain unaudited prospective financial information relating to Complete Solaria (the “prospective financial information”) in connection with the FACT Board’s consideration of the Business Combination. Such prospective financial information was also provided to Duff & Phelps, as more fully described below for its use and reliance in connection with its opinion and related financial analyses as described under the section titled “—Summary of Financial Analysis of Duff & Phelps.”

The prospective financial information were prepared solely for internal use and not with a view toward compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for the preparation or presentation of prospective financial information, but, in the view of Complete Solaria’s management team, were prepared on a reasonable basis, reflect the best then-currently available estimates and judgments and present, to the best of Complete Solaria management’s knowledge and belief, the expected course of action and the expected future financial performance of Complete Solaria.

The inclusion of prospective financial information in this proxy statement/prospectus should not be regarded as an indication that FACT, Complete Solaria, their respective boards of directors, or their respective affiliates, advisors or other representatives considered, or now considers, such prospective financial information necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal. There will be differences between actual and forecasted results, and actual results may be materially greater or materially less than those contained in the prospective financial information. The prospective financial information is not fact and is not necessarily indicative of future results, and readers of this proxy statement/prospectus, including investors or stockholders, are cautioned that future results may be materially different than the prospective financial information contained in this proxy statement/prospectus. The prospective financial information should not be viewed as public guidance and is not being included to influence you to vote for or against the Business Combination Proposal or any other proposal contained in this proxy statement/prospectus, as the prospective financial information may be materially different than actual results.

The prospective financial information was prepared in good faith by Complete Solaria’s management based on management’s reasonable best estimates and facts, circumstances and information available at the time. While presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by Complete Solaria’s management with respect to industry performance, competition, general business, economic, market and financial conditions and matters specific to Complete Solaria’s business, all of which are difficult to predict and many of which are beyond Complete Solaria’s control. The prospective financial information also assumes the Closing of the Business Combination. Complete Solaria believes that its operating history provides a reasonable basis for the estimates and assumptions underlying the prospective financial information. Changes in these estimates or assumptions, including assumptions regarding key customer and supplier relationships, new product offerings, and/or the expansion into adjacent markets could materially affect the prospective financial information. Specifically, the material assumptions and estimates include but are not limited to:

•	Revenue growth:

○

overall projected increase in revenue in both fiscal years 2023 and 2024 is based on projected systems and modules sales increases (described below), which (i) are generally in line with Complete Solaria’s historical operating experience; (ii) incorporate relevant trends, such as the increasing momentum of residential solar adoption in the United States, and other reasons; and (iii) reflect related planned activities to drive Complete Solaria’s sales in existing and new markets (including through efforts described below);

○

gross systems revenue is forecasted to grow to approximately $156 million in 2023 and $245 million in 2024 representing year-over-year growth of more than 130% in 2023 and 55% in 2024, primarily based on increasing sales in core geographic markets where Complete Solaria has an existing presence and reflecting (i) expanding into new geographies where Complete Solaria has existing Pro Partner Network relationships; (ii) expanding its partner network to non-traditional solar partners including HVAC contractors, roofers, home security firms, and other home services firms; and (iii) growth in corporate partnerships such as EV OEMs, new homebuilders, and Fortune 500 companies with sustainability objectives; and

○

modules revenue is forecasted to grow to approximately $108 million in 2023 and $147 million in 2024 representing year-over-year growth of more than 120% in 2023 and 30% in 2024 primarily based on (i) increased penetration within existing markets in line with historical performance; (ii) increased sales and marketing investments, targeting new markets in the EU; and (iii) the introduction of new panel products, such as new form factors, higher voltage and other product features, to address both existing and new market opportunities.

•

Gross Margin: Expected to remain relatively stable compared to historic periods at approximately 32% as fixed cost absorption increases with higher revenue, and sales and marketing efficiencies help to lower overall costs.

•	Gross Profit: Expected to increase in line with increased sales and platform scale.

•

Other economic, regulatory, market and financial factors: Economic, market or regulatory factors may also impact the prospective financial information for Complete Solaria, but they are difficult to predict or quantify with certainty. Complete Solaria assumed, among other things, that, through the projection period:

○	no material changes would occur in the market landscape in which Complete Solaria operates;

○	no regulatory changes would occur in state and local incentives that materially and negatively impact Complete Solaria’s operations;

○	foreign exchange rates and interest rates would remain at levels consistent with those as of the date of the prospective financial information;

○

all of Complete Solaria’s material contractual relationships would remain in force in accordance with their existing terms for the applicable contract periods and the applicable counterparties abiding by their obligations under such agreements;

○	other general business and market assumptions, including maintaining strong relationships with current customers and suppliers and reasonably stable commodity/raw materials prices; and

○	the exclusion of impairment of assets or equity, effect of changes in applicable laws, changes in accounting standards, future tax litigation or settlements, or business or asset disposals.

The prospective financial information is forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Complete Solaria’s and FACT’s control. The various risks and uncertainties are set forth in the sections titled “Risk Factors,” “Complete Solaria’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements.” As a result, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. Since the prospective financial information covers multiple years, such information by its nature becomes less reliable with each successive year. These prospective financial information is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments.

Furthermore, the prospective financial information does not take into account any circumstances or events occurring after the date they were prepared. EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE PROSPECTIVE FINANCIAL INFORMATION FOR COMPLETE SOLARIA, FACT AND COMPLETE SOLARIA UNDERTAKE NO OBLIGATIONS AND EXPRESSLY DISCLAIM ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THIS PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THIS PROSPECTIVE FINANCIAL INFORMATION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROSPECTIVE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR CHANGE. NONE OF FACT, COMPLETE SOLARIA NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY FACT SHAREHOLDER, COMPLETE SOLARIA STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROSPECTIVE FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

The prospective financial information included in this document has been prepared by, and is the responsibility of, Complete Solaria’s management. None of Marcum LLP, FACT’s independent registered public accounting firm, or Deloitte & Touche LLP, the independent registered public accounting firm of Complete Solaria, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Marcum LLP and Deloitte & Touche LLP expresses no opinion on the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

The key elements of the prospective financial information provided by Complete Solaria’s management team to FACT are summarized in the tables below.

	Q3’22	Q4’22	FY’22	FYE’23	FYE’24
	(in thousands)
Revenue	$23,296	$37,915	$120,837	$285,216	$412,097
Gross Profit	5,471	12,443	33,763	89,314	129,046
Total Operating Expense	12,188	14,814	55,251	90,091	100,993
Operating Income / (Loss)	(6,716)	(2,371)	(21,489)	(777)	28,052
Net Income / (Loss)	$(2,981)	$(3,597)	$(25,964)	$(4,020)	$27,025

Summary of Financial Analysis of Duff & Phelps

On October 2, 2022, FACT retained Duff & Phelps to serve as an independent financial advisor to the FACT Board, specifically to provide to the FACT Board a fairness opinion in connection with the Business Combination. On October 31, 2022, Duff & Phelps delivered its opinion, dated October 31, 2022 (the “Opinion”), to the FACT Board (solely in their capacity as members of the FACT Board) that, as of the date of the Opinion and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the Opinion, the consideration to be paid by FACT (in the form of New Complete Solaria Common Stock, the “Consideration”) to the holders of capital stock of Complete Solar, in the aggregate, in connection with the Business Combination pursuant to the Business Combination Agreement is fair to FACT, from a financial point of view.

In selecting Duff & Phelps, the FACT Board considered, among other things, the fact that Duff & Phelps is a global leader in providing fairness opinions to boards of directors. Duff & Phelps is regularly engaged in the valuation of businesses and their securities and the provision of fairness opinions in connection with various transactions.

The Opinion was approved by Duff & Phelps’ fairness opinions committee. The Opinion was provided for the information of, and directed to, the FACT Board for its information and assistance in connection with the Business Combination.

The full text of the Opinion is attached to this proxy statement/prospectus as Annex J and is incorporated into this document by reference. The summary of the Opinion set forth herein is qualified in its entirety by reference to the full text of the Opinion. FACT’s stockholders are urged to read the Opinion carefully and in its entirety for a discussion of the procedures followed, assumptions made, matters considered, limitations of the review undertaken by Duff & Phelps in connection with the Opinion, as well as other qualifications contained in the Opinion.

In connection with the Opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances to enable Duff & Phelps to render the Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of the Opinion included, but were not limited to, the items summarized below:

•	reviewed the Business Combination Agreement;

•	reviewed the form of the Pre-Signing Complete Solaria Subscription Agreement included as an exhibit to FACT’s 8-K dated as of October 3, 2022;

•	reviewed unaudited financial information for Complete Solar for the years ended December 31, 2019, December 31, 2020, and December 31, 2021, and for the year-to-date period ended August 31, 2022;

•	reviewed unaudited financial information for Solaria for the years ended December 31, 2019, December 31, 2020, and December 31, 2021, and for the year-to-date period ended August 31, 2022;

•	reviewed FACT’s Form 8-K dated October 3, 2022;

•	reviewed FACT’s Form S-1 dated February 25, 2021;

•	reviewed FACT’s audited financial statements for the year ended December 31, 2021 filed on Form 10-K and FACT’s unaudited financial statements for the quarter ended June 30, 2022 filed on Form 10-Q;

•

reviewed pro forma capitalization information for Complete Solaria prepared by the management of FACT on the basis of information provided to FACT by the management of Complete Solar and Solaria (the “Complete Solaria Capitalization”), provided to Duff & Phelps by the management of FACT and on which Duff & Phelps was instructed to rely by the FACT Board and the management of FACT;

•

reviewed pro forma financial projections for Complete Solaria for the calendar years 2022 through 2024, prepared by the management of Complete Solar and Solaria, provided to Duff & Phelps and approved for Duff & Phelps’ use by the FACT Board and the management of FACT (the “Financial Projections”), which are described in the section of this proxy statement/prospectus titled “Certain Unaudited Complete Solaria Prospective Financial Information”;

•	reviewed the Complete Solaria Investor Presentation dated October 4, 2022;

•	discussed the information referred to above and the background and other elements of the Business Combination with representatives of FACT;

•

discussed with representatives of FACT, Complete Solar management, and Solaria management the plans and intentions with respect to the management and operation of Complete Solaria following the completion of the Business Combination;

•	discussed with representatives of FACT their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;

•

performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of target companies in selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering the Opinion with respect to the Business Combination, Duff & Phelps, with the consent of FACT and the FACT Board:

•

relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including FACT, Complete Solar, Solaria and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Duff & Phelps, and did not independently verify such information;

•

relied upon the fact that the FACT Board and FACT have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken, in all respects that would be material to Duff & Phelps’ analysis;

•	relied upon the accuracy and the completeness of the Complete Solaria Capitalization;

•

assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections and the Complete Solaria Capitalization, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expressed no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;

•

assumed that information supplied by, and representations made by, FACT and Complete Solar and their respective management are accurate regarding FACT, Complete Solar, Solaria, Complete Solaria, and the Business Combination in all respects that would be material to Duff & Phelps’ analysis;

•	assumed that the representations and warranties made in the Business Combination Agreement are accurate in all respects that would be material to Duff & Phelps’ analysis;

•

assumed that that the convertible note financing transactions will be completed in accordance with the terms of the Pre-Signing Complete Solaria Subscription Agreement (“Convertible Note Financing”) in all respects that would be material to Duff & Phelps’ analysis;

•

assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of FACT, Complete Solar, or Solaria since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading in any respect that would be material to Duff & Phelps’ analysis, and relied upon the assurances of FACT with regard thereto;

•

assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in accordance with the Business Combination Agreement without any material amendments thereto or any material waivers of any terms or conditions thereof;

•

assumed that the consummation of the Business Combination will comply in all respects with all applicable foreign, federal, state and local statutes, rules and regulations in all respects that would be material to Duff & Phelps’ analysis and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect, that would be material to Duff & Phelps’ analysis, on FACT, Complete Solar, Solaria, Complete Solaria, or the contemplated benefits expected to be derived in the Business Combination; and

•

assumed a value of $10.00 per share of FACT Common Stock in calculating the value of such shares, with such $10.00 value being based on FACT’s nature as a special purpose acquisition company, FACT’s initial public offering and FACT’s approximate cash per outstanding share of FACT Common Stock (excluding, for the avoidance of doubt, the dilutive impact of founder shares or any public warrants, private warrants or other rights).

To the extent that any of the foregoing assumptions, representations or any of the facts on which the Opinion is based prove to be untrue in any material respect, Duff & Phelps informed the FACT Board that the Opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of the Opinion, Duff & Phelps made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Duff & Phelps prepared the Opinion effective as of October 31, 2022. The Opinion was necessarily based upon market, economic, financial and other conditions as they existed as of such date and could be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after such date.

Duff & Phelps did not evaluate the solvency of FACT, Complete Solar, Solaria, or Complete Solaria or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor was it furnished with any such appraisals. Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of FACT, Complete Solar, Solaria, Complete Solaria, or any alternatives to the Business Combination; (ii) negotiate the terms of the Business Combination, or (iii) advise FACT, the FACT Board or any other party with respect to alternatives to the Business Combination.

Duff & Phelps did not express any view or render any opinion regarding the tax consequences of the Business Combination or any portion thereof to FACT, Complete Solar, Solaria, Complete Solaria or their respective shareholders.

In rendering the Opinion, Duff & Phelps did not express any opinion as to the market price or value of FACT Common Stock or the equity of Complete Solar, Solaria, or Complete Solaria (or anything else) either before or after the announcement or the consummation of the Business Combination or how any such shares may trade at any time. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of FACT’s, Complete Solar’s, Solaria’s, or Complete Solaria’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps did not make, and assumed no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering the Opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of FACT’s, Complete Solar’s, Solaria’s, or Complete Solaria’s officers, directors, or employees, or any class of such persons, relative to the Consideration, or with respect to the fairness of any such compensation.

Duff & Phelps’ Opinion was furnished for the use and benefit of the FACT Board in connection with the Business Combination and was not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Duff & Phelps has consented to the inclusion of the Opinion in its entirety and the description hereof in this proxy statement/prospectus and any other filing FACT is required to make with the SEC in connection with the Business Combination if such inclusion is required by the applicable law. The Opinion (i) did not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) did not address or express any view on any transaction related to the Business Combination, including, without limitation, the Convertible Note Financing; (iii) was not a recommendation as to how FACT, the FACT Board or any stockholder or equityholder of FACT, Complete Solar, Solaria, or Complete Solaria, or any other party should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; and (iv) did not indicate that the Consideration is the best possibly attainable by FACT under any circumstances; instead, it merely stated whether the Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion was based. The Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Except for the Opinion, Duff & Phelps did not express any view or opinion as to (i) any other term, aspect or implication of (a) the Business Combination (including, without limitation, the form or structure of the Business Combination or any portion thereof) or the Business Combination Agreement or (b) any other agreement, transaction document or instrument contemplated by the Business Combination Agreement or to be entered into or amended in connection with the Business Combination, including, without limitation, Convertible Note Financing transactions; or (ii) the fairness, financial or otherwise, of the Business Combination to, or of any consideration to be paid to or received by, the holders of any class of securities of FACT, Complete Solar, Solaria, or Complete Solaria (including, without limitation, the fairness or the potential dilutive or other effects of the Business Combination). The Opinion did not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of FACT, Complete Solar, Solaria, Complete Solaria or any other party). Duff & Phelps also did not address, or express a view with respect to, any acquisition of control or effective control of Complete Solar, Solaria, or Complete Solaria by any stockholder or group of stockholders of Complete Solar, Solaria, or Complete Solaria (including, without limitation, any voting, control, consent rights or similar rights, preferences or privileges as among or in comparison to any classes or groups of security holders or other constituents of FACT, Complete Solar, Solaria, Complete Solaria or any other party). The Opinion did not in any way address the appropriate capital structure of Complete Solaria, whether Complete Solaria should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination (including, without limitation, the Convertible Note Financing) or the likelihood of obtaining such financing, or whether or not FACT, Complete Solar, Solaria, Complete Solaria, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination.

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of the Opinion to the FACT Board. This summary is qualified in its entirety by reference to the full text of the Opinion, attached to this proxy statement/prospectus as Annex J. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the FACT Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at the Opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the Opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying the Opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

Discounted Cash Flow Analysis

The Discounted Cash Flow (“DCF”) Analysis is a valuation technique that provides an estimation of the value of a business based on the cash flows that a business can be expected to generate (the “DCF Analysis”). The DCF Analysis begins with an estimation of the annual cash flows the subject business is expected to generate over a discrete projection period. The estimated cash flows for each of the years in the discrete projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows are then added to the present value equivalent of the residual/terminal value of the business at the end of the discrete projection period to arrive at an estimate of value.

Duff & Phelps performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Complete Solaria for the years ending December 31, 2022 through December 31, 2024, with “unlevered free cash flow” defined as cash that is available either to reinvest or to distribute to security holders. In applying the DCF Analysis, Duff & Phelps relied on the Financial Projections. Duff & Phelps estimated the net present value of all unlevered free cash flows for Complete Solaria after fiscal year 2024 (the “Terminal Value”) by applying a revenue multiple range to Complete Solaria’s projected 2024 revenue in the Financial Projections. Duff & Phelps discounted the unlevered free cash flows in the discrete period and the Terminal Values in 2024 back to the present to obtain a range of the estimated current enterprise value of Complete Solaria.

Market Approach

The “Market Approach” is a valuation technique that provides an estimation of value by applying a valuation multiple to a specific financial metric for the subject company. These valuation multiples are either observed or derived from (i) market prices of actively traded, public companies, publicly available historical financial information and consensus equity research analyst estimates of future financial performance or (ii) prices paid in actual mergers, acquisitions or other transactions. The valuation process includes, but is not limited to, a comparison of various quantitative and qualitative factors between the subject business and other similar businesses.

Duff & Phelps utilized the Market Approach to (i) select a range of last twelve month (“LTM”) revenue multiples to calculate the Terminal Value for the DCF Analysis and (ii) select a range of 2023 revenue multiples to estimate a range of current enterprise value-to-projected 2023 revenue for Complete Solaria.

Duff & Phelps selected nine companies that it deemed relevant in its analysis (the “Selected Publicly Traded Companies”). Among other criterion, Duff & Phelps selected the Selected Publicly Traded Companies based on their relative similarity, primarily in terms of business focus, revenue growth history and outlook, capital requirements, profit margins and other characteristics, to that of Complete Solaria. Duff & Phelps noted that none of the Selected Publicly Traded Companies are perfectly comparable to Complete Solaria. Duff & Phelps does not have access to non-public information of any of the Selected Publicly Traded Companies. Accordingly, a complete valuation analysis of Complete Solaria cannot rely solely upon a quantitative review of the Selected Publicly Traded Companies but involves complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of Complete Solaria. Therefore, the Market Approach is subject to certain limitations.

The tables below summarize certain observed historical and projected financial performance and trading multiples of the Selected Publicly Traded Companies. The estimates for 2022, 2023 and 2024 in the tables below with respect to the Selected Publicly Traded Companies were derived based on information for the 12-month periods ending closest to Complete Solaria’s fiscal year ends for which information was available.

Selected Publicly Traded Companies

	LTM Revenue Growth	2022 Revenue Growth	2023 Revenue Growth	2024 Revenue Growth	LTM EBITDA Growth	2022 EBITDA Growth	2023 EBITDA Growth	2024 EBITDA Growth
Canadian Solar Inc.	41.3%	47.1%	14.1%	5.1%	57.0%	3.2%	52.0%	23.2%
Enphase Energy, Inc.	63.6%	66.9%	35.1%	22.5%	73.2%	94.8%	27.3%	30.6%
First Solar, Inc.	-16.5%	-10.5%	26.8%	28.9%	-48.2%	-62.6%	116.6%	84.3%
Maxeon Solar Technologies, Ltd.	13.8%	35.9%	52.6%	1.2%	NM	NM	NM	89.9%
SolarEdge Technologies, Inc.	55.6%	56.4%	28.5%	21.5%	34.5%	8.0%	80.6%	34.0%
Sunlight Financial Holdings Inc.	25.0%	2.7%	22.2%	18.8%	-38.7%	-95.0%	2418.2%	9.7%
Sunnova Energy International Inc.	98.9%	107.9%	33.0%	23.2%	42.5%	33.7%	71.6%	60.2%
SunPower Corporation	42.3%	26.3%	14.9%	19.4%	-86.8%	350.9%	73.5%	48.1%
Sunrun Inc.	23.8%	36.3%	6.7%	14.1%	NM	NM	NM	389.4%

Mean	38.6%	41.0%	26.0%	17.2%	4.8%	47.6%	405.7%	85.5%
Median	41.3%	36.3%	26.8%	19.4%	34.5%	8.0%	73.5%	48.1%

	LTM EBITDA Margin	2022 EBITDA Margin	2023 EBITDA Margin	2024 EBITDA Margin
Canadian Solar Inc.	8.9%	6.7%	8.9%	10.4%
Enphase Energy, Inc.	21.0%	21.6%	20.3%	21.7%
First Solar, Inc.	15.7%	10.2%	17.3%	24.8%
Maxeon Solar Technologies, Ltd.	-18.3%	-12.0%	2.2%	4.1%
SolarEdge Technologies, Inc.	10.0%	8.7%	12.2%	13.5%
Sunlight Financial Holdings Inc.	22.4%	1.9%	38.5%	35.5%
Sunnova Energy International Inc.	20.6%	18.3%	23.5%	30.6%
SunPower Corporation	0.5%	5.7%	8.6%	10.7%
Sunrun Inc.	-13.4%	-8.4%	1.2%	5.2%

Mean	7.5%	5.8%	14.8%	17.4%
Median	10.0%	6.7%	12.2%	13.5%

	EV/ LTM Revenue	EV/ 2022 Revenue	EV/ 2023 Revenue	EV / 2024 Revenue	EV/ LTM EBITDA	EV/ 2022 EBITDA	EV/ 2023 EBITDA	EV / 2024 EBITDA
Canadian Solar Inc. (1)	0.55x	0.45x	0.39x	0.37x	6.1x	6.7x	4.4x	3.6x
Enphase Energy, Inc.	19.58x	17.13x	12.68x	10.36x	93.2x	79.4x	62.4x	47.7x
First Solar, Inc.	5.08x	4.82x	3.80x	2.95x	32.4x	47.5x	21.9x	11.9x
Maxeon Solar Technologies, Ltd.	1.00x	0.85x	0.56x	0.55x	NM	NM	25.9x	13.6x
SolarEdge Technologies, Inc.	4.90x	3.93x	3.06x	2.52x	48.8x	45.1x	25.0x	18.6x
Sunlight Financial Holdings Inc.	0.81x	0.84x	0.69x	0.58x	3.6x	45.0x	1.8x	1.6x
Sunnova Energy International Inc. (2)	10.33x	8.78x	6.60x	5.36x	50.2x	48.1x	28.0x	17.5x
SunPower Corporation	1.72x	1.64x	1.43x	1.19x	369.3x	28.8x	16.6x	11.2x
Sunrun Inc. (3)	3.49x	3.11x	2.91x	2.55x	NM	NM	240.2x	49.1x

Mean	5.27x	4.62x	3.57x	2.94x	86.2x	42.9x	47.4x	19.4x
Median	3.49x	3.11x	2.91x	2.52x	48.8x	45.1x	25.0x	13.6x

(1)	Enterprise Value excludes non-recourse debt of $264 million
(2)	Enterprise Value excludes non-recourse debt of $2,817 million

(3)	Enterprise Value excludes non-recourse debt of $6,650 million

LTM	= Latest Twelve Months
NM	= Not Meaningful
EBITDA:	Earnings Before Interest, Taxes, Depreciation and Amortization
EV:	Enterprise Value = Market capitalization plus debt, net of cash and equivalents
Sources:	S&P Capital IQ, SEC Filings, Annual and Interim Reports

Duff & Phelps also researched transactions involving target companies that Duff & Phelps deemed relevant to its analysis. Duff & Phelps compared Complete Solaria to the selected transactions listed in the tables below. The selection of these transactions was based on, among other things, the target company’s industry, the relative size of the transaction compared to the Business Combination and the availability of public information related to the transaction.

Announced	Target Name	Acquirer Name	Enterprise Value ($M)	EBITDA Margin	EV/ Revenue	EV/ EBITDA
10/04/2021	Blue Raven Solar, LLC/Albatross Software LLC	SunPower Corporation	$165	10.0%	1.21x	12.1x
06/15/2021	Solarpack Corporacion Tecnologica, S.A.	EQT Partners	$1,543	45.6%	9.81x	21.5x
11/01/2020	Solar Century Holdings Limited	Statkraft AS	$152	11.6%	0.60x	5.2x
07/06/2020	Vivint Solar, Inc. (1)	Sunrun Inc.	$1,556	NA	4.11x	NA
01/23/2019	Maxwell Technologies, Inc.	Tesla, Inc.	$281	NA	3.11x	NA
10/11/2018	Kokam Co., Ltd.	SolarEdge Technologies, Inc.	$137	NA	3.50x	NA
02/05/2018	8point3 Energy Partners LP	Capital Dynamics US, Inc.	$1,666	78.8%	23.77x	30.2x
10/16/2017	Gintech Energy Corporation	United Renewable Energy Co.	$316	2.6%	0.71x	27.1x
10/16/2017	Solartech Energy Corp.	United Renewable Energy Co.	$326	NA	1.51x	NA

Mean					5.37x	19.2x
Median					3.11x	21.5x

(1)	Enterprise Value adjusted for non-recourse debt; enterprise value based on market pricing as of transaction announcement date
Source:	S&P Capital IQ, Mergermarket and company filings

Summary Financial Analyses

Discounted Cash Flow Analysis

Based on the data shown in the tables above, Duff & Phelps selected a range of multiples to apply to Complete Solaria’s projected 2024 revenue to obtain a range of Terminal Values to incorporate in to the DCF Analysis. In particular, Duff & Phelps analyzed LTM and projected 2022 revenue growth, LTM and projected 2022 EBITDA growth, LTM and projected 2022 EBITDA margins, and multiples of enterprise value-to-LTM and enterprise value-to-projected 2022 revenue for the Selected Publicly Traded Companies, as well as LTM revenue growth, LTM EBITDA margins, and multiples of enterprise value-to-LTM revenue for the target companies in the transactions Duff & Phelps researched, and compared to projected 2024 revenue growth, projected 2024 EBITDA growth, and projected 2024 EBITDA margin for Complete Solaria, based on the Financial Projections. Such analysis informed the selection of terminal multiples of projected 2024 revenue for Complete Solaria. Rather than applying the average or median multiple from these analyses, Duff & Phelps selected multiples that, in its judgment, reflected Complete Solaria’s size, revenue growth outlook, capital requirements, profit margins, stage of product pipeline and other characteristics relative to the Selected Publicly Traded Companies. Based on these analyses, Duff & Phelps’ selected a terminal revenue multiple range of 2.00x to 3.00x Complete Solaria’s projected 2024 revenue, which resulting terminal value range was utilized in the DCF Analysis to estimate the current enterprise value range of Complete Solaria.

Determination of an appropriate discount rate to use in the DCF Analysis requires a degree of professional judgment and experience. Duff & Phelps considered a number of factors in determining the discount rate range, including the results of published studies on discount rates. Duff & Phelps also considered (i) Complete Solaria’s stage in the cycle of management’s business plan, (ii) Complete Solaria’s projected financial performance and growth and (iii) the risks facing Complete Solaria in order to achieve the projected results, including execution risk and competitive risks, among others. Based on these factors and the published discount rate studies, Duff & Phelps used discount rates ranging from 27.5% to 32.5% to discount the projected unlevered free cash flows and the Terminal Value. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders would require on alternative investment opportunities with similar risk profiles, including risks of achieving the projected cash flows based on the Financial Projections.

Based on these assumptions, Duff & Phelps’ DCF Analysis resulted in an estimated enterprise value range for Complete Solaria of $426 million to $708 million.

Market Approach

Based on the data shown in the tables above, Duff & Phelps also selected a range of valuation multiples to apply to Complete Solaria’s projected 2023 revenue to obtain a range of current enterprise values for Complete Solaria using the Market Approach. Duff & Phelps analyzed 2022 through 2024 revenue and EBITDA growth and 2022 through 2024 EBITDA margins for the Selected Publicly Traded Companies and compared these metrics to the same metrics for Complete Solaria, based on the Financial Projections. Duff & Phelps used these comparisons and the multiples of enterprise value-to-2023 projected revenue for the Selected Publicly Traded Companies to select a 2023 revenue multiple range of 1.50x to 2.50x to apply to Complete Solaria’s projected 2023 revenue, resulting in an estimated current enterprise value range for Complete Solaria that, in its professional judgment and experience, reflected Complete Solaria’s revenue growth outlook, capital requirements, profit margins, stage of product pipeline and other characteristics relative to the Selected Publicly Traded Companies.

Duff & Phelps’ Market Approach resulted in an estimated enterprise value range for Complete Solaria of $428 million to $713 million.

Conclusion

Duff & Phelps estimated the range of enterprise value of Complete Solaria to be $427 million to $711 million, based on the ranges indicated by the DCF Analysis and the Market Approach. Duff & Phelps further estimated the range of total equity value of Complete Solaria following the Business Combination by adding pro forma cash and cash equivalents of $356 million (which assumes no redemptions), provided by the management of FACT, subtracting the face value of pro forma debt of $22 million, provided by the management of FACT, subtracting Duff & Phelps’ estimated theoretical value range of all earnout shares of approximately $0 million to $4 million and subtracting Duff & Phelps’ estimated value range of all warrants of $16 million to $48 million. Duff & Phelps estimated the value ranges for the earnout shares with a stock price simulation model and Duff & Phelps estimated the value ranges for the warrants with a Black-Scholes option pricing model, each using volatility inputs derived from public companies. After making these adjustments, the estimated total equity value range for Complete Solaria was $745 million to $993 million. The resulting price per share range for Complete Solaria, taking into account 89 million shares outstanding (assuming no redemptions), was $8.40 to $11.19.

Duff & Phelps calculated that the equity value of Complete Solaria implied by the Business Combination was $888 million, which is equivalent to 89 million shares outstanding (assuming no redemptions) multiplied by

$10.00 per share. Duff & Phelps noted that the consideration to be paid to current Complete Solar equityholders implied by the Business Combination is, therefore, $450 million, which is based on Complete Solar’s former owners’ pro forma 50.7% ownership of Complete Solaria (based on the pro forma capitalization table for Complete Solaria and assuming no redemptions).

Duff & Phelps noted that the assumed price per share of Complete Solaria of $10.00 is within the range of $8.40 to $11.19 estimated by Duff & Phelps and assuming no redemptions.

The Opinion was only one of the many factors considered by the FACT Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the FACT Board.

Fees and Expenses

As compensation for Duff & Phelps’ services in connection with the rendering of the Opinion to the FACT Board, FACT agreed to pay Duff & Phelps a fee of $450,000. A portion of the fee was payable upon execution of the engagement between Duff & Phelps and FACT and delivery of the Opinion and a portion is payable upon consummation of the Business Combination.

No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion reached in the Opinion.

Furthermore, Duff & Phelps is entitled to be paid additional fees at a percentage of Duff & Phelps’ standard hourly rates for any time incurred should Duff & Phelps be called upon to support its findings subsequent to the delivery of its opinion. FACT has also agreed to reimburse Duff & Phelps for certain of its reasonable out-of-pocket expenses and reasonable fees and expenses of outside counsel retained by Duff & Phelps in connection with the engagement. FACT has also agreed to indemnify Duff & Phelps for certain liabilities arising out of its engagement.

The terms of the fee arrangements with Duff & Phelps, which FACT believes are customary in transactions of this nature, were negotiated at arm’s length, and the FACT Board is aware of these fee arrangements.

Disclosure of Prior Relationships

Other than this engagement, during the two years preceding the date of the Opinion, Duff & Phelps had not had any material relationship with any party to the Business Combination for which compensation had been received or was intended to be received, nor was any such material relationship or related compensation mutually understood to be contemplated. Duff & Phelps may seek to provide FACT, Complete Solar, Solaria, Complete Solaria and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services Duff & Phelps would expect to receive compensation.

Interests of FACT’s Directors and Officers and Others in the Business Combination

When you consider the recommendation of the FACT Special Committee and the FACT Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and FACT’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of FACT shareholders and warrant holders generally. These interests include, among other things, the interests listed below:

•

If the Business Combination with Complete Solaria or another business combination is not consummated by September 2, 2023, FACT will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding Public Shares for cash and, subject to the approval of its remaining shareholders and its board of directors, liquidating and dissolving. In such event, the 8,577,500 Founder Shares held by the Sponsor and FACT’s independent directors, which were acquired for a purchase price of approximately $0.003 per share prior to the Initial Public Offering, would be worthless because the holders are not entitled to participate in any redemption or distribution with respect to such shares. Such shares had an aggregate market value of approximately $                based upon the closing price of $                per share on NYSE on                , 2023, the FACT Record Date.

•

The Sponsor, which is affiliated with certain directors and officers of FACT, purchased an aggregate of 6,266,667 private warrants from FACT for an aggregate purchase price of $9.4 million (or $1.50 per warrant). These purchases took place on a private placement basis simultaneously with the consummation of the Initial Public Offering. All of the proceeds FACT received from these purchases were placed in the trust account. Such warrants had an aggregate market value of approximately $                million based upon the closing price of $                per unit on NYSE on                , 2023, the FACT Record Date. The private warrants will become worthless if FACT does not consummate a business combination by September 2, 2023.

•

The Sponsor and FACT’s officers, directors and their affiliates are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on FACT’s behalf, such as identifying and investigating possible business targets and business combinations. However, if FACT fails to consummate a business combination within the required period, they will not have any claim against the trust account for reimbursement. Accordingly, FACT may not be able to reimburse these expenses if the Business Combination with Complete Solaria or another business combination is not completed by September 2, 2023. As of                 , 2023, the FACT Record Date, the Sponsor and FACT’s officers, directors and their affiliates had incurred less than $                 of unpaid reimbursable expenses.

•

The Sponsor and FACT’s directors and officers (or their affiliates) may make loans from time to time to FACT to fund certain capital requirements. To date, these consist of the April 2022 FACT Note (in an amount of up to $500,000), the June 2022 FACT Note (in an amount of up to $500,000), the December 2022 FACT Note (in an amount of up to $325,000) and the February 2023 FACT Note (in an amount of up to $2,100,000). If the Business Combination is not consummated, the loans will not be repaid and will be forgiven except to the extent there are funds available to FACT outside of the Trust Account.

•

The Business Combination Agreement provides for the continued indemnification of FACT’s current directors and officers and the continuation of directors and officers liability insurance covering FACT’s current directors and officers.

•

The Sponsor and FACT’s directors and officers have agreed not to redeem any FACT Ordinary Shares held by them in connection with a shareholder vote to approve the Business Combination and are obligated to vote in favor of the Business Combination.

•

The Sponsor and FACT’s directors and officers have irrevocably waived the anti-dilution adjustments set forth in FACT’s organizational documents, or any other anti-dilution or similar adjustment rights to which they may otherwise be entitled related to or arising from the Business Combination.

•

FACT Initial Shareholders, including the Sponsor (and officers of FACT, directors of FACT, and members of the Sponsor), can earn a positive rate of return on their investment, even if other FACT shareholders experience a negative rate of return in New Complete Solaria.

•

CBC, a financial advisor to FACT and affiliate of Edward Zeng, a director of FACT, is entitled to a customary cash fee, which amount shall be mutually agreed upon, at the Closing of the Business Combination.

•

(i) Tidjane Thiam, Executive Chairman of FACT, (ii) Adam Gishen, Chief Executive Officer of FACT, and (iii) NextG, an affiliate of Edward Zeng, a director of FACT, have purchased 2022 Convertible Notes from Complete Solaria for an aggregate purchase price of $3.5 million. The 2022 Convertible Notes will convert into Complete Solaria Common Stock immediately prior to the Closing of the Business Combination.

•

The fact that Tidjane Thiam and Adam Gishen are each expected to be directors of New Complete Solaria after the Closing of the Business Combination. As such, in the future each of the aforementioned will receive any cash fees, stock options, stock awards or other remuneration that New Complete Solaria’s board of directors determines to pay them and any applicable compensation as described under the section titled “Executive and Director Compensation.”

At any time prior to the Special Meeting, during a period when they are not then aware of any material non-public information regarding FACT or our securities, the FACT Initial Shareholders and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the proposals presented to shareholders for approval at the Special Meeting are approved or that FACT has in excess of the required dollar to consummate the Business Combination. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or warrants owned by FACT Initial Shareholders for nominal value.

Entering into any such arrangements may have a depressive effect on FACT Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. FACT will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be voted on at the Special Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of our directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of FACT and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections titled “Risk Factors” and “Beneficial Ownership of Securities” for more information and other risks.

Satisfaction of 80% Test

After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — DSAC Board Reasons for the Approval of the Business Combination,” the FACT Special Committee and the FACT Board concluded that the Business Combination met all of the requirements disclosed in the IPO prospectus with respect to FACT’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the funds in the Trust Account at the time of execution of the Business Combination Agreement.

Anticipated Accounting Treatment of the Business Combination

The Domestication

There will be no accounting effect or change in the carrying amount of the consolidated assets and liabilities of the company as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of FACT immediately following the Domestication will be the same as those of FACT immediately prior to the Domestication.

The Business Combination

We expect the Business Combination to be accounted for as a reverse recapitalization in accordance with GAAP. Under the guidance in ASC 805, FACT is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination is expected to be reflected as the equivalent of Complete Solaria issuing stock for the net assets of FACT, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded. Operations prior to the Business Combination will be those of Complete Solaria.

Exchange Listing

FACT’s Class A Ordinary Shares and FACT Public Warrant (each to purchase one Class A Ordinary Share) are currently traded on the NYSE under the symbols “FACT” and “FACT.WS.” FACT intends to apply for listing, to be effective at the time of the Business Combination, of the New Complete Solaria Common Stock and the New Complete Solaria Public Warrants on the NYSE under the proposed symbols “CSLR” and “CSLR.WS”, respectively.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding FACT or our securities, FACT’s Initial Shareholders and/or their respective affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of FACT Ordinary Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the proposals presented to shareholders for approval at the Special Meeting are approved or that FACT has in excess of the required dollar to consummate the Business Combination. Any such share purchases and other transactions may thereby increase the likelihood of obtaining Public Shareholder approval of the Business Combination. This may result in the completion of our Business Combination that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options.

Entering into any such arrangements may have a depressive effect on the FACT Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Special Meeting.

If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of Class A Ordinary Shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder. FACT will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be voted on at the Special Meeting. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

The existence of financial and personal interests of our directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of New Complete Solaria and its shareholders and what may be best for a director’s personal interests when determining to recommend that Public Shareholders vote for the proposals. See the sections titled “Risk Factors” and “Beneficial Ownership of Securities” for more information and other risks.

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the Business Combination, assuming (i) none of FACT’s Class A Ordinary Shares held by the Public Shareholders are redeemed in connection with the Business Combination and (ii) all of the outstanding Class A Ordinary Shares are redeemed in connection with the Business Combination. Where actual amounts are not known or knowable, the figures below represent FACT’s good faith estimate of such amounts. For more information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

(in thousands)	Assuming Minimum Redemptions (4)	Assuming Maximum Redemptions (2)	Assuming $70M in Trust Account (3)
Sources of Funds
Remaining cash and investments held in Trust Account after 23,256,504 Class A Ordinary Shares were redeemed as part of Extension Amendment Redemptions (1)	$114,041	$114,041	$114,041
2022 Convertible Notes issued in February 2023	11,000	11,000	11,000

Total sources	$125,041	$125,041	$125,041

Uses
Cash to balance sheet	$112,162	$(1,879)	$68,121
Transaction Fees and Expenses	12,879	12,879	12,879
FACT Public Shareholder Redemptions	—	114,041	44,041

Total Uses	$125,041	$125,041	$125,041

(1)	Calculated as of December 31, 2022.
(2)

Assumes redemptions of 11,243,496 Class A Ordinary Shares in connection with the Business Combination that would be at approximately $10.14 per share based on Trust Account figures as of December 31, 2022 after presuming the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment. This is the Assuming Maximum Redemptions scenario described under the section titled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”

(3)

After giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment, and assumes redemption of 4,342,063 Class A Ordinary Shares in connection with the Business Combination that would be at approximately $10.14 per share, which is the Assuming $70 million in Trust Account scenario described under the section titled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”

(4)

After giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment, and assumes no additional redemptions of the 11,243,496 Class A Ordinary Shares in connection with the Business Combination, which is the Assuming Minimum Redemptions scenario described under the section titled “Unaudited Pro Forma Condensed Combined Financial Information — Basis of Pro Forma Presentation.”

Board and Management of New Complete Solaria Following the Business Combination

Following the Closing, the New Complete Solaria Board will consist of no more than seven directors.

Name; Headquarters of New Complete Solaria

Following the Domestication and immediately prior to the Closing, FACT will file a certificate of incorporation with the Secretary of State of the State of Delaware under the name Complete Solaria, Inc. and New Complete Solaria will continue to operate under the Complete Solaria tradename. New Complete Solaria’s headquarters will be located at 45700 Northport Loop East, Fremont, CA 95438.

Redemption Rights

Pursuant to the Articles of Association, holders of Class A Ordinary Shares may seek to redeem their shares for cash, regardless of whether they vote for or against, or whether they abstain from voting on, the Business Combination Proposal. Any shareholder holding Class A Ordinary Shares may demand that FACT redeem such shares for a full pro rata portion of the Trust Account (which, for illustrative purposes, was $                per share as of                 , 2023, the record date for the meeting), calculated as of two business days prior to the anticipated Closing of the Business Combination. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, FACT will redeem these shares for a pro rata portion of funds deposited in the Trust Account and the holder will no longer own these shares following the Business Combination.

As a holder of Class A Ordinary Shares, you will be entitled to receive cash for any Class A Ordinary Shares to be redeemed only if you:

(i)	hold Class A Ordinary Shares;

(ii)

submit a written request to Continental, FACT’s transfer agent, in which you (i) request that FACT redeem all or a portion of your FACT Class A Ordinary Shares for cash, and (ii) identify yourself as the beneficial holder of the FACT Class A Ordinary Shares and provide your legal name, phone number and address; and

(iii)	deliver your share certificates (if any) and any other redemption forms to Continental, FACT’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Class A Ordinary Shares in the manner described above prior to 5:00 p.m., Eastern Time, on             , 2023 (two business days before the Special Meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental in order to validly redeem its shares. If the Business Combination is not consummated, the FACT Class A Ordinary Shares will be returned to the respective holder, broker or bank.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Shares of FACT that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the proposed Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of Class A Ordinary Shares, may not be withdrawn following the Redemption Deadline, unless the FACT Board determines (in its sole discretion) to permit such redemption request (which it may do in whole or in part).

Any corrected or changed written exercise of redemption rights must be received by Continental, FACT’s transfer agent, at least two business days prior to the Special Meeting. No request for redemption will be honored unless the holder’s share certificates (if any) and any other redemption forms have been delivered (either physically or electronically) to Continental, FACT’s transfer agent, prior to 5:00 p.m., Eastern Time, on             , 2023 (two business days before the Special Meeting).

Notwithstanding the foregoing, a Public Shareholder, together with any affiliate of such Public Shareholder or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Class A Ordinary Shares with respect to more than an aggregate of 15% of the outstanding Class A Ordinary Shares, without our prior consent. Accordingly, if a Public Shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the outstanding Class A Ordinary Shares, then any such shares in excess of that 15% limit would not be redeemed for cash, without our prior consent.

If the Business Combination is not approved or completed for any reason, then the Public Shareholders who elected to exercise their redemption rights will not be entitled to redeem their shares for a full pro rata portion of the Trust Account, as applicable. In such case, FACT will promptly return any share certificates delivered by Public Shareholders.

The closing price of Class A Ordinary Shares on                 , 2023, the record date for the Special Meeting, was $         per share. The cash held in the Trust Account on such date was approximately $         (net of taxes payable) ($         per Class A Ordinary Share). Prior to exercising redemption rights, shareholders should verify the market price of Class A Ordinary Shares as they may receive higher proceeds from the sale of their ordinary shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. FACT cannot assure its shareholders that they will be able to sell their Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

If a holder of Class A Ordinary Shares exercises his, her or its redemption rights, then he, she or it will be exchanging its Class A Ordinary Shares for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption by delivering your stock certificate (either physically or electronically) to FACT’s transfer agent prior to the vote at the Special Meeting, and the Business Combination is consummated.

For a discussion of the material U.S. federal income tax considerations for shareholders with respect to the exercise of these redemption rights, see the section titled “Certain Material U.S. Federal Income Tax Considerations.” The consequences of a redemption to any particular shareholder will depend on that shareholder’s particular facts and circumstances. Accordingly, you are urged to consult your tax advisor to determine your tax consequences from the exercise of your redemption rights, including the applicability and effect of U.S. federal, state, local and non-U.S. income and other tax laws in light of your particular circumstances.

Regulatory Matters

The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division of the Department of Justice (“Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The Business Combination is subject to these requirements and may not be completed until the expiration of a 30-day waiting period following the two filings of the required Notification and Report Forms with the Antitrust Division and the FTC or until early termination is granted. On March 7 2023, FACT and Complete Solaria filed the required forms under the HSR Act with respect to the Business Combination with the Antitrust Division and the FTC. The waiting period expired at 11:59 p.m., Eastern Time on April 6, 2023.

At any time before or after Closing of the Business Combination, notwithstanding termination of the respective waiting periods under the HSR Act, the Department of Justice or the FTC, or any state or foreign governmental authority could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the Closing of the Business Combination, conditionally approving the Business Combination upon divestiture of assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. FACT cannot assure you that the Antitrust Division, the FTC, any state attorney general or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, FACT cannot assure you as to its result.

Neither FACT nor Complete Solaria is aware of any material regulatory approvals or actions required by regulatory authorities for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions is required, such approvals or actions will be sought. There can be no assurance, however, that any approvals or actions, including any such additional approvals or actions, will be obtained.

Vote Required for Approval

The Business Combination Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting.

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of the Business Combination Proposal.

As of the date of this proxy statement/prospectus, the FACT Initial Shareholders have agreed to vote any FACT Ordinary Shares owned by them in favor of the Business Combination Proposal. As of the date hereof, the FACT Initial Shareholders own approximately 43.2% of the issued and outstanding FACT Ordinary Shares and have not purchased any Public Shares, but may do so at any time.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that FACT’s entry into the Business Combination Agreement, dated as of October 3, 2022 (as may be amended, supplemented or otherwise modified from time to time, including by that First Amendment to Business Combination Agreement, dated as of December 26, 2022, and by that certain Second Amendment to Business Combination Agreement, dated as of January 17, 2023, the “Business Combination Agreement”), by and among FACT, Jupiter Merger Sub I Corp., a Delaware corporation and wholly-owned subsidiary of FACT (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly-owned subsidiary of FACT (“Second Merger Sub”), Complete Solaria, Inc. (f/k/a Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”), and The Solaria Corporation, a Delaware corporation and a wholly-owned subsidiary of Complete Solaria (“Solaria”), copies of each of which are attached to the accompanying proxy statement/prospectus as Annex A, Annex A-1, and Annex A-2, respectively, pursuant to which, among other things, following the de-registration of FACT as an exempted company in the Cayman Islands and the transfer by way of continuation and domestication of FACT as a corporation in the State of Delaware (i) First Merger Sub will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly-owned subsidiary of FACT (the “First Merger”), (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Second Merger”), and FACT will change its name to “Complete Solaria, Inc.” and Second Merger Sub will change its name to            , and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and will retain the name Solaria (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”), and the transactions contemplated thereby, be approved, ratified and confirmed in all respects, and the transactions contemplated by the Business Combination Agreement and such proposal, the Business Combination Proposal, be approved, ratified and confirmed in all respects.

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of FACT and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination ” for a further discussion of these considerations.

PROPOSAL NO. 2—THE DOMESTICATION PROPOSAL

Overview

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve the Domestication Proposal. Under the Business Combination Agreement, the approval of the Domestication Proposal is also a condition to the Closing of the Business Combination.

As a condition to Closing the Business Combination, the FACT Board has unanimously approved, and FACT shareholders are being asked to consider and vote upon a proposal to approve, a change of FACT’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and registering by way of continuation and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, subject to approval of the Domestication Proposal by the shareholders, FACT will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which FACT will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, on the Closing Date, among other things, (i) each issued and outstanding FACT Ordinary Share will be converted automatically, on a one-for-one basis, into a share of New Complete Solaria Common Stock; (ii) each issued and outstanding whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50 per share will be converted automatically into a warrant exercisable for one share of New Complete Solaria Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in the FACT Warrant Agreement; and (iii) each issued and outstanding FACT Public Unit that has not been previously separated into the underlying Class A Ordinary Share and underlying one-fourth of one FACT Public Warrant upon the request of the holder thereof will be cancelled and will entitle the holder thereof to one share of New Complete Solaria Common Stock and one-fourth of one New Complete Solaria Public Warrant. For a discussion of the material U.S. federal income tax consequences of the Domestication, see the section titled “Certain Material U.S. Federal Income Tax Considerations—The Domestication.”

The Domestication Proposal, if approved, will approve a change of FACT’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while FACT is currently incorporated as an exempted company under the Cayman Islands Companies Act, upon the Domestication, New Complete Solaria will be governed by the DGCL. We encourage shareholders to carefully consult the information on the Proposed Governing Documents set out under “Comparison of Corporate Governance and Shareholder Rights.” The Proposed Certificate of Incorporation and Proposed Bylaws differ in certain material respects from the Articles of Association and we encourage shareholders to carefully consult the information set out below under “Advisory Governing Documents Proposals,” the Articles of Association of FACT and the Proposed Certificate of Incorporation and Proposed Bylaws of New Complete Solaria, attached hereto as Annex B and Annex C, respectively.

The Domestication is being proposed solely for the purpose of changing the legal domicile of FACT. There will be no accounting effect or change in the carrying amount of the assets and liabilities of FACT as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of FACT immediately following the Domestication will be the same as those immediately prior to the Domestication.

Reasons for the Domestication

The FACT Board believes that there are significant advantages to us that will arise as a result of a change of our domicile to Delaware. Further, the FACT Board believes that any direct benefit that the DGCL provides to a corporation also indirectly benefits its shareholders, who are the owners of the corporation. The board of directors believes that there are several reasons why a reincorporation in Delaware is in the best interests of FACT and its shareholders. As explained in more detail below, these reasons can be summarized as follows:

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Prominence, Predictability, and Flexibility of Delaware Law. For many years Delaware has followed a policy of encouraging incorporation in its state and, in furtherance of that policy, has been a leader in adopting, construing, and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. Many corporations have chosen Delaware initially as a state of incorporation or have subsequently changed corporate domicile to Delaware. Because of Delaware’s prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated the ability and a willingness to act quickly and effectively to meet changing business needs. The DGCL is frequently revised and updated to accommodate changing legal and business needs and is more comprehensive, widely used and interpreted than other state corporate laws. This favorable corporate and regulatory environment is attractive to businesses such as ours.

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Well-Established Principles of Corporate Governance. There is substantial judicial precedent in the Delaware courts as to the legal principles applicable to measures that may be taken by a corporation and to the conduct of a company’s board of directors, such as under the business judgment rule and other standards. Because the judicial system is based largely on legal precedents, the abundance of Delaware case law provides clarity and predictability to many areas of corporate law. We believe such clarity would be advantageous to New Complete Solaria, and its board of directors and management in making corporate decisions and taking corporate actions with greater assurance as to the validity and consequences of those decisions and actions. Further, investors and securities professionals are generally more familiar with Delaware corporations, and the laws governing such corporations, increasing their level of comfort with Delaware corporations relative to other jurisdictions. The Delaware courts have developed considerable expertise in dealing with corporate issues, and a substantial body of case law has developed construing Delaware law and establishing public policies with respect to corporate legal affairs. Moreover, Delaware’s vast body of law on the fiduciary duties of directors provides appropriate protection for New Complete Solaria’s stockholders from possible abuses by directors and officers.

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Increased Ability to Attract and Retain Qualified Directors. Deregistration from the Cayman Islands and registration by way of continuation in Delaware is attractive to directors, officers, and shareholders alike. New Complete Solaria’s incorporation in Delaware may make New Complete Solaria more attractive to future candidates for the New Complete Solaria Board, because many such candidates are already familiar with Delaware corporate law from their past business experience. To date, we have not experienced difficulty in retaining directors or officers, but directors of public companies are exposed to significant potential liability. Thus, candidates’ familiarity and comfort with Delaware laws—especially those relating to director indemnification (as discussed below)—draw such qualified candidates to Delaware corporations. The FACT Board therefore believes that providing the benefits afforded directors by Delaware law will enable New Complete Solaria to compete more effectively with other public companies in the recruitment of talented and experienced directors and officers.

The frequency of claims and litigation pursued against directors and officers has greatly expanded the risks facing directors and officers of corporations in carrying out their respective duties. The amount of time and money required to respond to such claims and to defend such litigation can be substantial. While both Cayman and Delaware law permit a corporation to include a provision in its governing documents to reduce or eliminate the monetary liability of directors for breaches of fiduciary duty in certain circumstances, we believe that, in general, Delaware law is more developed and provides more guidance than Cayman law on matters regarding a company’s ability to limit director liability. As a result, we believe that the corporate environment afforded by Delaware will enable the surviving corporation to compete more effectively with other public companies in attracting and retaining new directors.

Vote Required for Approval

The Domestication Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting.

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of the Domestication Proposal.

As of the date of this proxy statement/prospectus, the FACT Initial Shareholders have agreed to vote any FACT Ordinary Shares owned by them in favor of the Domestication Proposal, and the FACT Initial Shareholders will consent to the conversion of each FACT Class B Ordinary share into a share of New Complete Solaria Common Stock. As of the date hereof, the FACT Initial Shareholders own approximately 43.2% of the issued and outstanding FACT Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Special Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, in addition to the FACT Initial Shareholders, approval of the Domestication Proposal will require the affirmative vote of at least            FACT Ordinary Shares held by Public Shareholders (or approximately     % of the issued and outstanding Class A Ordinary Shares) if all FACT Ordinary Shares are represented at the Special Meeting and cast votes; the FACT Initial Shareholders own sufficient shares to approve the Domestication Proposal if only such shares as are required to establish a quorum represented at the Special Meeting and cast votes.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as a special resolution, that FACT be transferred by way of continuation to Delaware pursuant to Part XII of the Companies Act (As Revised) of the Cayman Islands and Section 388 of the General Corporation Law of the State of Delaware and, immediately upon being de-registered in the Cayman Islands, FACT be continued and domesticated as a corporation under the laws of the State of Delaware and, conditional upon, and with effect from, the registration of FACT as a corporation in the State of Delaware, the name of FACT be changed from “Freedom Acquisition I Corp.” to “Complete Solaria, Inc.”

Recommendation of the Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of FACT and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination,” “Risk Factors” and “Certain Relationships and Related Party Transactions” for a further discussion of these considerations.

PROPOSAL NO. 3—THE GOVERNING DOCUMENTS PROPOSAL

Overview

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to approve the Governing Documents Proposal. Under the Business Combination Agreement, the approval of the Governing Documents Proposal is also a condition to the Closing of the Business Combination.

Comparison of Articles of Association to Proposed Certificate of Incorporation

The following is a summary of the key changes effected by the Proposed Certificate of Incorporation relative to the Articles of Association. This summary is qualified in its entirety by reference to the full text of the Proposed Certificate of Incorporation, a copy of which is included as Annex B:

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increase the total number of authorized shares of all classes of capital stock to 1,010,000,000 shares, consisting of (i) 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to the Articles of Association authorizing FACT to issue 221,000,000 capital shares, consisting of (i) 200,000,000 FACT Class A Ordinary Shares, par value $0.0001 per share, and 20,000,000 FACT Class B Ordinary Shares, par value $0.0001 per share, and (ii) 1,000,000 preference shares, par value $0.0001 per share;

•	amend the terms of the shares, in particular to provide that each share of New Complete Solaria Common Stock has one vote;

•	amend the terms for the authorizations of shares of New Complete Solaria;

•	adopt Delaware as the exclusive forum for certain stockholder litigation; and

•	eliminate certain provisions specific to FACT’s status as a blank check company.

In addition, in connection with the Closing of the Business Combination, we intend to change the corporate name of “Freedom Acquisition I Corp.” to “Complete Solaria, Inc.” in the Proposed Certificate of Incorporation.

Reasons for the Amendments

FACT shareholders are being asked to adopt the Proposed Certificate of Incorporation and Proposed Bylaws, in the forms attached hereto as Annex B and Annex C, respectively, which, in the judgment of the FACT Board, are necessary to adequately address the needs of New Complete Solaria following the Domestication and the Closing of the Business Combination. Each of the Proposed Certificate of Incorporation and Proposed Bylaws was negotiated as part of the proposed Business Combination and related transactions. The FACT Board’s specific reasons for each of the Advisory Governing Documents Proposals are set forth below in the section titled “Proposal No. 4(A)-(G)—The Advisory Governing Documents Proposals.”

For a summary of the key differences between the Articles of Association under Cayman Islands law and the Proposed Certificate of Incorporation and Proposed Bylaws under the DGCL, please see the section titled “Comparison of Corporate Governance and Shareholder Rights.”

Vote Required for Approval

The Governing Documents Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting. The approval of the Governing Documents Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of the Governing Documents Proposal.

As of the date of this proxy statement/prospectus, the FACT Initial Shareholders have agreed to vote any FACT Ordinary Shares owned by them in favor of the Governing Documents Proposal. As of the date hereof, the FACT Initial Shareholders own approximately 43.2% of the issued and outstanding FACT Ordinary Shares and have not purchased any Public Shares, but may do so at any time.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of Freedom Acquisition I Corp. currently in effect be amended and restated by the deletion in their entirety and the substitution in their place of the Proposed Certificate of Incorporation and Proposed Bylaws (copies of each of which are attached to the proxy statement/prospectus as Annex B and Annex C, respectively), including, without limitation, the authorization of the change in authorized share capital as indicated therein and the change of name to “Complete Solaria, Inc.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNING DOCUMENTS PROPOSAL.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of FACT and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination ” for a further discussion of these considerations.

PROPOSAL NO. 4(A)-(G)—THE ADVISORY GOVERNING DOCUMENTS PROPOSALS

Overview

FACT is requesting that our shareholders vote upon, on a non-binding advisory basis, a proposal to approve certain governance provisions in the Proposed Certificate of Incorporation and Proposed Bylaws, which are separately being presented in accordance with SEC guidance to give shareholders the opportunity to present their separate views on important corporate governance provisions. This separate vote is not otherwise required by Cayman Islands law separate and apart from the Governing Documents Proposal, but pursuant to SEC guidance, FACT is required to submit these provisions to our shareholders separately for approval. The shareholder vote regarding these proposals are advisory votes, and are not binding on FACT or FACT’s Board (separate and apart from the approval of the Governing Documents Proposal). Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governing Documents Proposals (separate and apart from approval of the Governing Documents Proposal). Accordingly, regardless of the outcome of the non-binding advisory vote on these proposals, FACT intends that the Proposed Certificate of Incorporation and Proposed Bylaws will take effect upon the Closing (assuming approval of the Governing Documents Proposal). While the vote is non-binding, we highly value the opinions of our shareholders and FACT intends to consider the outcome of this advisory vote in connection with future decisions regarding FACT’s corporate governance policies and practices.

Advisory Governing Documents Proposals

The following list sets forth a summary of the governance provisions applicable to the Advisory Governing Documents Proposals. This summary is qualified by reference to the complete text of the Proposed Certificate of Incorporation and Proposed Bylaws, a copy of each of which is attached to this proxy statement/prospectus as Annex B and Annex C, respectively. All shareholders are encouraged to read the Proposed Certificate of Incorporation and Proposed Bylaws in their entirety for a more complete description of their terms.

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Proposal No. 4(A): A proposal to increase authorized share capital of FACT from (i) 200,000,000 Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 Class B Ordinary Shares, par value $0.0001 per share and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share, and 10,000,000 shares of New Complete Solaria Preferred Stock, par value $0.0001 per share.

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Proposal No. 4(B): A proposal to authorize the New Complete Solaria Board to issue any or all shares of New Complete Solaria Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Complete Solaria Board and as may be permitted by the DGCL.

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Proposal No. 4(C): A proposal to adopt Delaware as the exclusive forum for certain stockholder litigation and the federal district courts of the United States of America as the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, unless New Complete Solaria consents in writing to the selection of an alternative forum.

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Proposal No. 4(D): A proposal to require that any action required or permitted to be taken by the stockholders of New Complete Solaria must be effected at a duly called annual or special meeting of stockholders of New Complete Solaria and may not be effected by any consent in writing by such stockholders.

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Proposal No. 4(E): A proposal to require that, subject to the rights of holders of preferred stock of New Complete Solaria, any director or the entire New Complete Solaria Board may be removed from office with or without cause by the affirmative vote of the holders of a majority of the then-issued and outstanding capital stock of New Complete Solaria entitled to vote in the election of directors, voting together as a single class.

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Proposal No. 4(F): A proposal to approve the amendment provisions in the Proposed Certificate of Incorporation and Proposed Bylaws, which set forth the voting standards by which stockholders of New Complete Solaria may approve certain amendments to the Proposed Certificate of Incorporation and Proposed Bylaws, respectively.

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Proposal No. 4(G): A proposal to remove provisions in FACT’s Articles of Association related to FACT’s status as a blank check company that will no longer apply upon the Closing of the Business Combination.

Reasons for the Approval of the Advisory Governing Documents Proposals

The Proposed Certificate of Incorporation and Proposed Bylaws were each negotiated as part of the Business Combination Agreement. The FACT Board’s reasons for proposing the Advisory Governing Documents Proposals are set forth below.

Advisory Governing Documents Proposal 4(A)—Changes in Share Capital

This amendment would increase authorized share capital of FACT from (i) 200,000,000 Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share, and 10,000,000 shares of New Complete Solaria Preferred Stock, par value $0.0001 per share.

As of the date of this proxy statement/prospectus, there are 34,500,000 FACT Class A Ordinary Shares and 8,625,000 FACT Class B Ordinary Shares issued and outstanding. In addition, as of the date of this proxy statement/prospectus, there are outstanding an aggregate of 14,891,667 FACT Warrants, comprised of 8,625,000 FACT Public Warrants and, 6,266,667 FACT Private Placement Warrants.

In connection with the Domestication, (i) each then issued and outstanding Class A Ordinary Share and each Class B Ordinary Share of FACT will convert automatically by operation of law, on a one-for-one basis, into a share of New Complete Solaria Common Stock and (ii) each then issued and outstanding whole warrant of FACT exercisable for one Class A Ordinary Share will automatically convert into a whole warrant exercisable for one share of New Complete Solaria Common Stock on the terms and conditions set forth in the Warrant Agreement. See the section titled “Proposal No. 2—The Domestication Proposal.”

Pursuant to the Business Combination Agreement, the aggregate consideration payable or issuable by FACT in exchange for the outstanding equity interests of Complete Solaria is comprised of: (a) the right to receive, in the aggregate, a number of shares of New Complete Solaria Common Stock that is approximately equal to the quotient obtained by dividing (x) $450,000,000 by (y) $10.00. Outstanding options and warrants of Complete Solaria and Solaria will convert to options and warrants of New Complete Solaria and the Aggregate Warrant Consideration will consist of 6,266,667 New Complete Solaria warrants.

Accordingly, up to 100,062,881 shares of New Complete Solaria Common Stock may be issued in connection with the Business Combination, representing the maximum number of shares that may be issued to holders of shares and equity awards of Complete Solaria, together with the shares issued or issuable to the existing shareholders and warrant holders of FACT in connection with the Business Combination. For further details, see the section titled “Proposal No. 1—The Business Combination Proposal.”

In order to ensure that New Complete Solaria has sufficient authorized capital for future issuances, the FACT Board has approved, subject to shareholder approval, that the Proposed Certificate of Incorporation of New Complete Solaria change the authorized share capital of FACT from (i) 200,000,000 Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 Class B Ordinary Shares, par value $0.0001 per share, and

1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share, and 10,000,000 shares of New Complete Solaria Preferred Stock, par value $0.0001 per share. This amendment provides for the increase necessary to consummate the Business Combination and also provides flexibility for future issuances of common stock, including for future acquisitions, capital raising transactions, stock dividends, issuances under the Incentive Equity Plan and for any other proper corporate purpose, if determined by the New Complete Solaria Board to be in the best interests of New Complete Solaria without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.

Advisory Governing Documents Proposal 4(B)—Authorization of the Board to Issue New Complete Solaria Preferred Stock

This amendment will authorize the New Complete Solaria Board to issue any or all shares of New Complete Solaria Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Complete Solaria Board and as may be permitted by the DGCL. The FACT Board believes that these shares of preferred stock will provide us with needed flexibility to issue shares of New Complete Solaria Preferred Stock in the future in a timely manner and under circumstances we consider favorable without incurring the risk, delay and potential expense incident to obtaining shareholder approval for a particular issuance.

Issuing shares of preferred stock is a well-recognized and commonly-employed financing tool that could be used by New Complete Solaria, instead of common stock or debt, to raise capital for future acquisitions or other business purposes. Having the flexibility to issue the full range of securities, including shares of common stock, preferred stock, debt and other securities, is crucial to ensuring that New Complete Solaria can competitively finance future acquisitions and other business needs with the same tools employed by its competitors. The issuance of New Complete Solaria Preferred Stock may, depending on market conditions, provide New Complete Solaria with a lower cost of capital than alternative means of financing, which, in turn, can positively affect earnings available to its common shareholders. In addition, time-sensitive and constantly changing capital markets make it virtually impossible for a company to delay an offering in order to obtain shareholder approval of specific terms of a series of preferred stock. Obtaining shareholder approval is a process that generally takes a minimum of six to eight weeks, as the required steps include setting a record date, preparing and delivering preliminary and final proxy materials, providing shareholders with time to review proxy materials, soliciting proxies, holding a meeting, tabulating results and filing a charter amendment. Since interest rates may change dramatically over a six- to eight-week period, it would be highly unlikely for the terms of a preferred share offering (particularly the dividend rate) to remain static over the period required to obtain shareholder approval.

Authorized but unissued shares of New Complete Solaria Preferred Stock may enable the New Complete Solaria Board to render it more difficult or to discourage an attempt to obtain control of New Complete Solaria and thereby protect the continuity of or entrench its management, which may adversely affect the market price of New Complete Solaria Common Stock. If, in the due exercise of its fiduciary duties, for example, the New Complete Solaria Board was to determine that a takeover proposal was not in the best interests of New Complete Solaria, such preferred stock could be issued by the Board without shareholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent shareholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the New Complete Solaria Board, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. Allowing the New Complete Solaria Board to issue the authorized shares of New Complete Solaria Preferred Stock without further approvals will enable New Complete Solaria to have the flexibility to issue such preferred stock in the future for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits. New Complete Solaria currently has no such plans, proposals, or arrangements, written or otherwise, to issue any of the additional authorized shares of New Complete Solaria Preferred Stock for such purposes.

Advisory Governing Documents Proposal 4(C)—Affirming the Court of Chancery of the State of Delaware as Exclusive Forum for Certain Stockholder litigation and the U.S. Federal District Courts as Exclusive Forum for Proceedings Arising Under the Securities Act

This amendment will provide that, unless otherwise consented to by New Complete Solaria in writing, the Delaware Court of Chancery (or, if and only if the Delaware Chancery Court lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative claim or cause of action brought on behalf of New Complete Solaria;

•

any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer, or other employee of New Complete Solaria to New Complete Solaria or New Complete Solaria’s stockholders;

•

any claim or cause of action against New Complete Solaria or any current or former director, officer or other employee of New Complete Solaria arising out of or pursuant to any provision of the DGCL, the Proposed Certificate or the Proposed Bylaws;

•	any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Certificate or the Proposed Bylaws (including any right, obligation or remedy thereunder);

•	any claim or cause of action as to which the DGCL confers jurisdiction on the Delaware Chancery Court; and

•

any claim or cause of action against New Complete Solaria or any current or former director, officer or other employee of New Complete Solaria, governed by the internal affairs doctrine or otherwise related to New Complete Solaria’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. Although the Proposed Certificate of Incorporation contains the choice of forum provisions described above, it is possible that a court could rule that such provisions are inapplicable for a particular claim or action or that such provisions are unenforceable. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In addition, the exclusive forum provisions described above do not apply to any actions brought under the Exchange Act.

We believe these provisions will benefit New Complete Solaria by limiting costly and time-consuming litigation in multiple forums regarding the same matter and by providing increased consistency in the application of applicable law. In addition, we believe that the Delaware courts are best suited to address disputes involving Delaware corporate law given that FACT intends to incorporate in Delaware (pending approval of the Domestication Proposal discussed above), Delaware law generally applies to such matters, and the Delaware courts have a reputation for expertise in corporate law matters. Delaware offers a specialized Court of Chancery to address corporate law matters, with streamlined procedures and processes to accelerate the timeline of legal decisions. This accelerated schedule can minimize the time, cost and uncertainty of litigation for all parties. The Court of Chancery has developed considerable expertise with respect to corporate law issues, as well as a substantial and influential body of case law construing Delaware’s corporate law and long-standing precedent regarding corporate governance. This provides shareholders and New Complete Solaria with more predictability regarding the outcome of intra-corporate disputes. In addition, this amendment is intended to promote judicial fairness and avoid conflicting results, as well as make New Complete Solaria’s defense of applicable claims less disruptive and more economically feasible, principally by avoiding multiple lawsuits in multiple jurisdictions regarding the same matter and potentially duplicative discovery. At the same time, we believe that New Complete Solaria should retain the ability to consent to an alternative forum on a case-by-case basis where New Complete Solaria determines that its interests and those of its shareholders are best served by permitting such a dispute to proceed in an alternative forum. However, these exclusive forum provisions may limit the ability of our shareholders to bring a claim in a judicial forum that such shareholders find favorable for disputes with us or our directors, officers or employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Advisory Governing Documents Proposal 4(D)—Elimination of Provision Permitting Shareholder Action by Unanimous Written Consent

FACT’s Articles of Association permits shareholders to act by unanimous written resolution or to vote in person or, where proxies are allowed, by proxy at a general meeting of shareholders. This amendment eliminates the provision that permits action by unanimous written resolution, and requires that any action required or permitted to be taken by the stockholders of New Complete Solaria must be effected at a duly called annual or special meeting of stockholders of New Complete Solaria and may not be effected by any written consent by such shareholders. FACT believes that requiring shareholder action at a meeting ensures that the pros and cons of any proposed shareholder action will be able to be debated and discussed. For example, providing shareholders with the power to act by written consent would limit the Board’s ability to inform shareholders of its views on the matter in question as well as depriving shareholders of the opportunity for a real-time discussion over the pros and cons of any such action. In addition, action by unanimous written consent is generally impracticable for a public company.

Advisory Governing Documents Proposal 4(E)—Requirement that, in General, Directors May Only Be Removed With or Without Cause by the Affirmative Vote of the Holders of a Majority of the Then-Issued and Outstanding Capital Stock of New Complete Solar

FACT’s Articles of Association provides that, prior to the completion of an initial business combination, holders of a majority of the FACT Class B Ordinary Shares may remove a member of the FACT Board for any reason. Pursuant to this amendment, subject to the rights of holders of preferred stock, any director or the entire New Complete Solaria Board may be removed from office with or without cause by the affirmative vote of the holders of a majority of the then-issued and outstanding capital stock of New Complete Solaria entitled to vote in the election of directors, voting together as a single class.

Advisory Governing Documents Proposal 4(F)—Amendments to the Proposed Governing Documents

FACT’s Articles of Association provides that certain amendments may only be made pursuant to a special resolution under the Cayman Islands Companies Act, which would require the affirmative vote of the holders of not less than two-thirds (2/3) of the FACT Ordinary Shares who, being present and entitled to vote on the amendment, vote on such amendment, or unanimous written resolution, including amendments to (i) change FACT’s name, (ii) alter or add to the articles of association, (iii) alter or add to the memorandum of association with respect to any objects, powers or other matters specified therein, and (iv) reduce FACT’s share capital or any capital redemption reserve fund. The Proposed Certificate of Incorporation will allow for amendments by the affirmative vote of holders of at least a majority of the total voting power of all the then outstanding shares of stock entitled to vote thereon, voting together as a single class; provided, that (i) holders of shares of each class of common stock will have no voting power with respect to, and will not be entitled to vote on, any amendment to the Proposed Certificate of Incorporation that relates solely to the terms of any outstanding preferred stock if the holders of such preferred stock are entitled to vote as a separate class thereon under the Proposed Certificate of Incorporation or under DGCL; and (ii) certain amendments will require the affirmative vote of the holders of not less than two-thirds (2/3) of the total voting power of the outstanding shares of capital stock entitled to vote thereon, voting together as a single class, at a meeting of the shareholders called for that purpose. As set forth by the Proposed Certificate of Incorporation, such two-thirds (2/3) votes are required to amend provisions that relate to:

•	board composition;

•	indemnification and exculpation;

•	cumulative voting rights;

•	exclusive forum provisions;

•	provisions related to shareholder action; and

•	amendments provisions of the charter.

In addition, the Proposed Bylaws will allow for amendments with the approval by the holders of a majority of the voting power of the shares present in person or by proxy at the meeting of shareholders and entitled to vote on the matter. Any amendment of certain provisions in the Proposed Bylaws will require approval by holders of not less than 66 2/3% of the voting power of the then-outstanding voting securities of New Complete Solaria entitled to vote thereon, voting together as a single class, including, among others, provisions related to amendments to the Proposed Bylaws.

FACT believes that the vote thresholds to amend the Proposed Certificate of Incorporation and Proposed Bylaws contemplated by Proposal 4(F) are more appropriate for a Delaware-incorporated public operating company with sponsor investors and are typical of governance provisions commonly included in the organizational documents of companies immediately following a transaction similar to the proposed Business Combination.

Advisory Governing Documents Proposal 4(G)—Elimination of Provisions Related to Our Status as a Blank Check Company

FACT’s Articles of Associations (as proposed to be amended by the Advisory Governing Documents Proposal) contain various provisions applicable only to blank check companies. This amendment eliminates certain provisions related to FACT’s status as a blank check company, including the provisions requiring that FACT have net tangible assets of in excess of $5,000,001, which is desirable because these provisions will serve no purpose following the Business Combination. For example, these proposed amendments remove the requirement to dissolve FACT and allows it to continue as a corporate entity with perpetual existence following Closing of the Business Combination. Perpetual existence is the usual period of existence for corporations, and we believe it is the most appropriate period for New Complete Solaria following the Business Combination. In addition, certain other provisions in FACT’s Articles of Association requires that proceeds from the IPO be held in the Trust Account until a business combination or liquidation or merger has occurred. These provisions would cease to apply once the Business Combination is consummated.

Vote Required for Approval

Approval of each Advisory Governing Documents Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of the Advisory Governing Documents Proposals.

A vote to approve the Advisory Governing Documents Proposals is an advisory vote, and, therefore, is not binding on FACT or FACT’s Board. Accordingly, regardless of the outcome of the non-binding advisory vote, we intend that the Proposed Certificate of Incorporation and Proposed Bylaws, in the forms set forth on Annex B and Annex C, respectively, and containing the provisions noted above, will take effect at Closing of the Business Combination, assuming adoption of the Governing Documents Proposal. While the vote is non-binding, we highly value the opinions of our shareholders and FACT intends to consider the outcome of this advisory vote in connection with future decisions regarding New Complete Solaria’s corporate governance policies and practices.

Resolutions

The full text of the resolutions to be voted upon are as follows:

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the authorized share capital of FACT is increased from (i) 200,000,000 Class A Ordinary Shares, par value $0.0001 per share, 20,000,000 Class B Ordinary Shares, par value $0.0001 per share, and 1,000,000 preference shares, par value $0.0001 per share, to (ii) 1,000,000,000 shares of New Complete Solaria Common Stock, par value $0.0001 per share, and 10,000,000 shares of New Complete Solaria Preferred Stock, par value $0.0001 per share.”

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the board of directors of New Complete Solaria (the “New Complete Solaria Board”) is authorized to issue any or all shares of New Complete Solaria Preferred Stock in one or more classes or series, with such terms and conditions as may be expressly determined by the New Complete Solaria Board and as may be permitted by the Delaware General Corporation Law.”

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom will be the exclusive forum for certain stockholder litigation and the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, unless New Complete Solaria consents in writing to the selection of an alternative forum.”

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that any action required or permitted to be taken by the stockholders of New Complete Solaria must be effected at a duly called annual or special meeting of stockholders of New Complete Solaria and may not be effected by any consent in writing by such stockholders.”

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that, subject to the rights of holders of preferred stock of New Complete Solaria, any director of New Complete Solaria or the entire New Complete Solaria Board may be removed from office with or without cause by the affirmative vote of the holders of a majority of the then-issued and outstanding capital stock of New Complete Solaria entitled to vote in the election of directors, voting together as a single class.”

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, that the Proposed Certificate of Incorporation may be amended by stockholders in accordance with the voting standards set forth in the Proposed Certificate of Incorporation and the Proposed Bylaws may be amended by stockholders in accordance with the voting standards set forth in the Proposed Certificate of Incorporation and Article XIII of the Proposed Bylaws.”

“RESOLVED, as an ordinary resolution, on an advisory non-binding basis, the removal of provisions in FACT’s Articles of Association related to FACT’s status as a blank check company that will no longer apply upon the Closing of the Business Combination.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY GOVERNING DOCUMENTS PROPOSALS.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of FACT and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination ” for a further discussion of these considerations.

PROPOSAL NO. 5—THE LISTING PROPOSAL

Overview

As discussed in this proxy statement/prospectus, FACT is asking its shareholders to consider and vote upon a listing proposal (the “Listing Proposal”) to approve by ordinary resolution for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of shares of New Complete Solaria Common Stock in connection with the Business Combination, the Pre-Signing Convertible Notes and the Post-Signing Convertible Notes.

Reasons for the Approval of the Listing Proposal

Under NYSE Listing Rule 312.03, shareholder approval is required prior to the issuance of shares of common stock in certain circumstances, including (a) if such common stock has, or will have upon issuance, voting power equal to 20% or more of the voting power outstanding before the issuance of such stock, (b) if such common stock is issued to a related party and the number of shares of common stock to be issued exceeds either one percent of the number of shares of common stock or one percent of the voting power outstanding before the issuance (or, if the related party is classified as such solely because such person is a substantial security holder and the issuance relates to sale of stock for cash at a price at least as great as each of the book and market value of the common stock, exceeds five percent of the number of shares of common stock or five percent of the voting power outstanding before the issuance) and (c) if such issuance will result in a change of control of the issuer. Each share of New Complete Solaria Common Stock being issued in connection with the Business Combination is being issued at an assumed value of $10.00 per share which is below the $                market value of the Public Shares as of                 , 2023.

In the event that this proposal is not approved by FACT’s shareholders, the Business Combination cannot be consummated. In the event that this proposal is approved by FACT’s shareholders, but the Business Combination Agreement is terminated (without the Business Combination being consummated) prior to the issuance of shares of New Complete Solaria Common Stock pursuant to the Business Combination Agreement, New Complete Solaria will not issue such shares of New Complete Solaria Common Stock.

Vote Required for Approval

The Listing Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting.

The approval of the Listing Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote thereon at the Special Meeting, vote at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of the Listing Proposal.

As of the date of this proxy statement/prospectus, the FACT Initial Shareholders have agreed to vote any FACT Ordinary Shares owned by them in favor of the Listing Proposal. As of the date hereof, the FACT Initial Shareholders own approximately 43.2% of the issued and outstanding FACT Ordinary Shares and have not purchased any Public Shares, but may do so at any time, subject to certain requirements discussed under “Special Meeting—Potential Purchases of Public Shares and/or Warrants.” As a result, the FACT Initial Shareholders own sufficient shares to approve the Listing Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of NYSE Listing Rule 312.03, the issuance of shares of New Complete Solaria Common Stock and New Complete Solaria Warrants (including the shares of New Complete Solaria Common Stock issuable upon the exercise thereof) in connection with the Business Combination, the Pre-Signing Convertible Notes, the Post-Signing Convertible Notes, and any Additional Transactions (as such terms are defined in the accompanying proxy statement/prospectus) be approved.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE LISTING PROPOSAL.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what he or they may believe is in the best interests of FACT and its shareholders and what he or they may believe is best for himself or themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination,” “Risk Factors” and “Certain Relationships and Related Party Transactions” for a further discussion of these considerations.

PROPOSAL NO. 6—THE INCENTIVE EQUITY PLAN PROPOSAL

Overview

In this proposal, we are asking our shareholders to approve the Complete Solaria, Inc. 2023 Incentive Equity Plan (the “2023 Plan”). The Board approved the 2023 Plan on        , 2023 subject to shareholder approval at the Special Meeting. If shareholders approve this proposal, the 2023 Plan will become effective on the Closing of the Business Combination. However, this proposal is subject to and conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting. If the 2023 Plan is not approved by the shareholders, it will not become effective and no awards will be granted thereunder, and the New Complete Solaria Board will be able to grant awards under the 2022 Stock Plan, which we refer to herein as the “2022 Plan.” If the 2023 Plan is adopted, no awards will be granted under the 2022 Plan following the Closing. The 2023 Plan is described in more detail below.

General Information

The purpose of the 2023 Plan is to provide a means whereby New Complete Solaria can secure and retain the services of employees, directors and consultants, to provide incentives for such persons to exert maximum efforts for the success of New Complete Solaria and its affiliates and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the common stock through the granting of awards under the 2023 Plan.

Approval of the 2023 Plan by our shareholders is required, among other things, to comply with stock exchange rules requiring shareholder approval of equity compensation plans and to allow the grant of incentive stock options under the 2023 Plan. If this Incentive Equity Plan Proposal is approved by our shareholders, the 2023 Plan will become effective as of the Closing Date. In the event that our shareholders do not approve this proposal, the 2023 Plan will not become effective.

New Complete Solaria’s equity compensation program, as implemented under the 2023 Plan, will allow New Complete Solaria to attract and retain talented individuals to achieve its business objectives and build stockholder value. It is critical to New Complete Solaria’s long-term success that the interests of employees and other service providers be tied to their success as “owners” of the business. Approval of the 2023 Plan will allow New Complete Solaria to grant stock options and other equity awards at levels it determines to be appropriate in order to attract new employees and other service providers, retain existing employees and service providers and to provide incentives for such persons to exert maximum efforts for New Complete Solaria’s success and ultimately increase stockholder value. The 2023 Plan allows New Complete Solaria to grant a broad array of equity incentives, including traditional stock option grants, stock appreciation rights, restricted stock awards, restricted stock unit awards, other stock awards and performance awards.

If the request to approve the 2023 Plan is approved by our stockholders,             shares of New Complete Solaria Common Stock), subject to adjustment for specified changes in New Complete Solaria’s capitalization, will be available for grant under the 2023 Plan as of the effective time of the Business Combination. In addition, as further described below under the section titled “— Description of the Complete Solaria 2023 Equity Incentive Plan — Authorized Shares,” the share reserve is subject to annual increases each January 1 in an amount equal to 4% of the total number of shares of New Complete Solaria Common Stock outstanding on December 31 of the prior year (or a lesser number determined by the Board). The board of directors believes this pool size is necessary to provide for grants that will attract, retain, and motivate employees and other participants.

Description of the 2023 Plan

A summary description of the material features of the 2023 Plan is set forth below. The following summary does not purport to be a complete description of all the provisions of the 2023 Plan and is qualified by reference to the 2023 Plan, the form of which is attached to this proxy statement/prospectus as Annex G and incorporated by reference in its entirety. FACT’s stockholders should refer to the 2023 Plan for more complete and detailed information about the terms and conditions of the 2023 Plan.

Eligibility. Any individual who is an employee of New Complete Solaria or any of its affiliates, or any person who provides services to New Complete Solaria or its affiliates, including consultants and members of New Complete Solaria’s Board, is eligible to receive awards under the 2023 Plan at the discretion of the plan administrator. If this proposal is approved by the stockholders, all of New Complete Solaria’s employees, directors and consultants will be eligible to receive awards following the Closing.

Awards. The 2023 Plan provides for the grant of incentive stock options (“ISOs”), within the meaning of Section 422 of the Code to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (“NSOs”), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of New Complete Solaria’s affiliates.

Authorized Shares. Initially, the maximum number of shares of New Complete Solaria Common Stock that may be issued under the 2023 Plan after it becomes effective will be set by New Complete Solaria’s Board at a number that represents approximately 10% of New Complete Solaria’s fully diluted capital stock immediately after the Closing. Based on New Complete Solaria’s anticipated capital stock upon the Closing, this will be approximately                shares of New Complete Solaria Common Stock, assuming no redemptions, or shares of New Complete Solaria Common Stock if all 34,500,000 Class A Ordinary Shares are redeemed. In addition, the number of shares of New Complete Solaria Common Stock reserved for issuance under the 2023 Plan will automatically increase on January 1 of each year, starting on January 1, 2024 and ending on January 1, 2033, in an amount equal to the lesser of (1) 4% of the total number of shares of New Complete Solaria’s Common Stock outstanding on December 31 of the preceding year, or (2) a lesser number of shares of New Complete Solaria Common Stock determined by New Complete Solaria’s Board prior to the date of the increase. The maximum number of shares of New Complete Solaria Common Stock that may be issued on the exercise of ISOs under the 2023 Plan is three times the number of shares available for issuance upon the 2023 Plan becoming effective (or                shares assuming no redemption). As of                , 2023, the Record Date, the closing price of FACT’s Common Stock as reported on the NYSE was $    per share.

The unused shares subject to stock awards granted under the 2023 Plan that expire, lapse or are terminated, exchanged for or settled in cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, in any case, in a manner that results in New Complete Solaria acquiring shares covered by the stock award at a price not greater than the price (as adjusted pursuant to the 2023 Plan) paid by the participant for such shares or not issuing any shares covered by the stock award, will, as applicable, become or again be available for stock award grants under the 2023 Plan.

Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid to such non-employee director, will not exceed (1) $1,000,000 in total value or (2) if such non-employee director is first appointed or elected to New Complete Solaria’s Board during such calendar year, $1,500,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

Plan Administration. New Complete Solaria’s Board, or a duly authorized committee thereof, will administer the 2023 Plan and is referred to as the “plan administrator” herein. New Complete Solaria’s Board may also delegate to one or more of New Complete Solaria’s officers the authority to (1) designate employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under the 2023 Plan, the New Complete Solaria Board has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock Options. ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2023 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of a share of New Complete Solaria Common Stock on the date of grant. Options granted under the 2023 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2023 Plan, up to a maximum of 10 years. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Complete Solaria or any of New Complete Solaria’s affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. Unless the terms of an optionholder’s stock option agreement provide otherwise or as otherwise provided by the plan administrator, if an optionholder’s service relationship with New Complete Solaria or any of New Complete Solaria’s affiliates ceases due to death or disability, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death, or 12 months following the date of disability. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of New Complete Solaria Common Stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of New Complete Solaria Common Stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options and stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Tax Limitations on ISOs. The aggregate fair market value, determined at the time of grant, of New Complete Solaria’s Common Stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of New Complete Solaria’s stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of New Complete Solaria’s total combined voting power or that of any of New Complete Solaria’s parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted Stock Unit Awards. Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards will generally be granted in consideration for a participant’s services, but may be granted in consideration for any form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of shares of New Complete Solaria Common Stock, a combination of cash and shares of New Complete Solaria Common Stock as determined by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement or by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant’s continuous service ends for any reason.

Restricted Stock Awards. Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, services to us, or any other form of legal consideration that may be acceptable to the plan administrator and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant’s service relationship with New Complete Solaria ends for any reason, New Complete Solaria may receive any or all of the shares of New Complete Solaria Common Stock held by the participant that have not vested as of the date the participant terminates service with New Complete Solaria through a forfeiture condition or a repurchase right.

Stock Appreciation Rights. Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of New Complete Solaria Common Stock on the date of grant. A stock appreciation right granted under the 2023 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of New Complete Solaria Common Stock or in any other form of payment, as determined by the plan administrator and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2023 Plan, up to a maximum of 10 years. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New Complete Solaria or any of its affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. Unless the terms of a participant’s stock appreciation rights agreement provide otherwise or as otherwise provided by the plan administrator, if a participant’s service relationship with New Complete Solaria or any of its affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards. The 2023 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, New Complete Solaria Common Stock.

Other Stock Awards. The plan administrator may grant other awards based in whole or in part by reference to New Complete Solaria’s Common Stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Changes to Capital Structure. In the event there is a specified type of change in the capital structure of New Complete Solaria, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares subject to the 2023 Plan, (2) the class(es) and maximum number of shares that may be issued pursuant to the exercise of incentive stock options, and (3) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate Transactions. The following applies to stock awards under the 2023 Plan in the event of a corporate transaction (as defined in the 2023 Plan), unless otherwise provided in a participant’s stock award agreement or other written agreement with New Complete Solaria or one of its affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2023 Plan may be assumed, or continued by any surviving or acquiring corporation (or its parent company), or new awards may be issued by such surviving or acquiring corporation (or its parent company) in substitution of such awards, and any reacquisition or repurchase rights held by New Complete Solaria with respect to the stock award may be assigned to New Complete Solaria’s successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute such stock awards, then with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full (or, in the case of performance awards with multiple vesting levels depending on the level of performance, vesting will accelerate at 100% of the target level) to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by New Complete Solaria with respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction). Any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by New Complete Solaria with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of New Complete Solaria Common Stock in connection with the corporate transaction, over (ii) if applicable, any per share exercise price payable by such holder.

Plan Amendment or Termination. New Complete Solaria’s Board has the authority to amend, suspend, or terminate the 2023 Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require approval of New Complete Solaria’s stockholders. No ISOs may be granted after the tenth anniversary of the date the Board adopts the 2023 Plan. No stock awards may be granted under the 2023 Plan while it is suspended or after it is terminated.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New Complete Solaria with respect to participation in the 2023 Plan, which will not become effective until the Closing Date. No awards will be issued under the 2023 Plan prior to the Closing Date. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local and other tax consequences of the grant or exercise of an award or the disposition of stock acquired under the 2023 Plan. The 2023 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. New Complete Solaria‘s ability to realize the benefit of any tax deductions described below depends on New Complete Solaria’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of New Complete Solaria’s tax reporting obligations.

Nonstatutory Stock Options. Generally, there is no taxation upon the grant of an NSO. Upon exercise, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the stock option over the exercise price. If the participant is (or was) employed by New Complete Solaria or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the stock option, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Complete Solaria will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant.

Incentive Stock Options. The 2023 Plan provides for the grant of stock options that are intended to qualify as “incentive stock options,” as defined in Section 422 of the Code. Under the Code, a participant generally is not subject to ordinary income tax upon the grant or exercise of an ISO. If the participant holds a share received upon exercise of an ISO for more than two years from the date the stock option was granted and more than one year from the date the stock option was exercised, which is referred to as the required holding periods, the difference, if any, between the amount realized on a sale or other taxable disposition of that share and the participant’s tax basis in that share will be long-term capital gain or loss. If, however, a participant disposes of a share acquired upon exercise of an ISO before the end of the required holding periods, which is referred to as a disqualifying disposition, the participant generally will recognize ordinary income in the year of the disqualifying disposition equal to the excess, if any, of the fair market value of the share on the date of exercise of the stock option over the exercise price. However, if the sales proceeds are less than the fair market value of the share on the date of exercise of the stock option, the amount of ordinary income recognized by the participant will not exceed the gain, if any, realized on the sale. If the amount realized on a disqualifying disposition exceeds the fair market value of the share on the date of exercise of the stock option, that excess will be short-term or long-term capital gain, depending on whether the holding period for the share exceeds one year. For purposes of the alternative minimum tax, the amount by which the fair market value of a share of stock acquired upon exercise of an ISO exceeds the exercise price of the stock option generally will be an adjustment included in the participant’s alternative minimum taxable income for the year in which the stock option is exercised. If, however, there is a disqualifying disposition of the share in the year in which the stock option is exercised, there will be no adjustment for alternative minimum tax purposes with respect to that share. In computing alternative minimum taxable income, the tax basis of a share acquired upon exercise of an ISO is increased by the amount of the adjustment taken into account with respect to that share for alternative minimum tax purposes in the year the stock option is exercised. New Complete Solaria is not allowed a tax deduction with respect to the grant or exercise of an ISO or the disposition of a share acquired upon exercise of an ISO after the required holding period. If there is a disqualifying disposition of a share, however, New Complete Solaria will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the participant, subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and provided that either the employee includes that amount in income or New Complete Solaria timely satisfies its reporting requirements with respect to that amount.

Restricted Stock Awards. Generally, the recipient of a restricted stock award will recognize ordinary income at the time the stock is received equal to the excess, if any, of the fair market value of the stock received over any amount paid by the recipient in exchange for the stock. If, however, the stock is subject to restrictions constituting a substantial risk of forfeiture when it is received (for example, if the employee is required to work for a period of time in order to have the right to transfer or sell the stock), the recipient generally will not recognize income until the restrictions constituting a substantial risk of forfeiture lapse, at which time the recipient will recognize ordinary income equal to the excess, if any, of the fair market value of the stock on the date it becomes vested over any amount paid by the recipient in exchange for the stock. A recipient may, however, file an election with the Internal Revenue Service, within 30 days following the date of grant, to recognize ordinary income, as of the date of grant, equal to the excess, if any, of the fair market value of the stock on the date the award is granted over any amount paid by the recipient for the stock. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock award will be the amount paid for such shares plus any ordinary income recognized either when the stock is received or when the restrictions constituting a substantial risk of forfeiture lapse. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Complete Solaria will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock award.

Restricted Stock Unit Awards. Generally, the recipient of a restricted stock unit award will generally recognize ordinary income at the time the stock is delivered equal to the excess, if any, of (i) the fair market value of the stock received over any amount paid by the recipient in exchange for the stock or (ii) the amount of cash paid to the participant. The recipient’s basis for the determination of gain or loss upon the subsequent disposition of shares acquired from a restricted stock unit award will be the amount paid for such shares plus any ordinary income recognized when the stock is delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Complete Solaria will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the restricted stock unit award.

Stock Appreciation Rights. Generally, the recipient of a stock appreciation right will recognize ordinary income equal to the fair market value of the stock or cash received upon such exercise. Subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of a tax reporting obligation, New Complete Solaria will generally be entitled to a tax deduction equal to the taxable ordinary income realized by the recipient of the stock appreciation right.

Tax Consequences to New Complete Solaria

Compensation of Covered Employees. The ability of New Complete Solaria to obtain a deduction for amounts paid under the 2023 Plan could be limited by Section 162(m) of the Code. Section 162(m) of the Code limits New Complete Solaria’s ability to deduct compensation, for U.S. federal income tax purposes, paid during any year to a “covered employee” (within the meaning of Section 162(m) of the Code) in excess of $1 million.

Golden Parachute Payments. The ability of New Complete Solaria (or the ability of one of its subsidiaries) to obtain a deduction for future payments under the 2023 Plan could also be limited by the golden parachute rules of Section 280G of the Code, which prevent the deductibility of certain “excess parachute payments” made in connection with a change in control of an employer-corporation.

New Plan Benefits

The awards, if any, that will be made to eligible persons under the 2023 Plan are subject to the discretion of the compensation committee of New Complete Solaria’s Board. Therefore, FACT cannot currently determine the benefits or number of shares subject to awards that may be granted in the future and a new plan benefits table is thus not provided.

Vote Required for Approval

The Incentive Equity Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting.

The approval of the Incentive Equity Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of the Incentive Equity Plan Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that FACT’s adoption of the Complete Solaria, Inc. 2023 Incentive Equity Plan be approved, ratified and confirmed in all respects.”

Recommendation of the FACT Board

THE FACT BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INCENTIVE EQUITY PLAN PROPOSAL.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of FACT and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination ” for a further discussion of these considerations.

PROPOSAL NO. 7—THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL

Overview

In this proposal, FACT is asking its shareholders to approve the Complete Solaria, Inc. 2023 Employee Stock Purchase Plan (the “ESPP”). The Board approved the ESPP on            ,    2023, subject to shareholder approval at the Special Meeting. If shareholders approve this proposal, the ESPP will become effective on the Closing Date. However, this proposal is subject to and conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting. The ESPP is described in more detail below.

The purpose of the ESPP is to provide a means whereby New Complete Solaria can align the long-term financial interests of its employees with the financial interests of its stockholders. In addition, the Board believes that the ability to allow its employees to purchase shares of New Complete Solaria’s Common Stock will help New Complete Solaria to attract, retain and motivate employees and encourage them to devote their best efforts to New Complete Solaria’s business and financial success. Approval of the ESPP by FACT’s stockholders will allow New Complete Solaria to provide its employees with the opportunity to acquire an ownership interest in New Complete Solaria through their participation in the ESPP, thereby encouraging them to remain in service and more closely aligning their interests with those of New Complete Solaria’s other stockholders.

Description of the ESPP

The material features of the ESPP are described below. The following description of the ESPP is a summary only. This summary is not a complete statement of the ESPP and is qualified in its entirety by reference to the complete text of the ESPP, a copy of which is attached hereto as Annex H. FACT’s stockholders should refer to the ESPP for more complete and detailed information about the terms and conditions of the ESPP.

Purpose. The purpose of the ESPP is to provide a means by which eligible employees of New Complete Solaria and certain designated companies may be given an opportunity to purchase shares of New Complete Solaria Common Stock following the Closing, to assist New Complete Solaria in retaining the services of eligible employees, to secure and retain the services of new employees and to provide incentives for such persons to exert maximum efforts for New Complete Solaria’s success.

The Plan includes two components: a 423 Component and a Non-423 Component. New Complete Solaria intends that the 423 Component will qualify as options issued under an “employee stock purchase plan” as that term is defined in Section 423(b) of the Code. Except as otherwise provided in the ESPP or determined by New Complete Solaria’s Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

Share Reserve. The maximum number of shares of New Complete Solaria Common Stock that may be issued under the ESPP will be set by New Complete Solaria’s Board at a number that represents approximately 1% of New Complete Solaria’s common stock immediately after the Closing. Based on New Complete Solaria’s anticipated capital stock upon the Closing, this will be approximately                shares of New Complete Solaria Common Stock, assuming no redemption, or                shares of New Complete Solaria Common Stock, if all Public Shares are redeemed. Additionally, the number of shares of New Complete Solaria Common Stock reserved for issuance under the ESPP will automatically increase on January 1 of each year, beginning on January 1, 2024 and continuing through and including January 1, 2033, by the lesser of (1) 1% of the total number of shares of New Complete Solaria Common Stock outstanding on December 31 of the preceding calendar year, (2) 2,000,000 shares of New Complete Solaria Common Stock, or (3) such lesser number of shares of New Complete Solaria as determined by New Complete Solaria’s Board. Shares subject to purchase rights granted under the ESPP that terminate without having been exercised in full will not reduce the number of shares available for issuance under the ESPP.

Administration. New Complete Solaria’s Board, or a duly authorized committee thereof, will administer the ESPP.

Limitations. New Complete Solaria’s employees and the employees of any of its designated affiliates, as designated by New Complete Solaria’s Board, will be eligible to participate in the ESPP, provided they may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by the administrator: (1) customary employment with New Complete Solaria or one of its affiliates for more than 20 hours per week and five or more months per calendar year or (2) continuous employment with New Complete Solaria or one of its affiliates for a minimum period of time, not to exceed two years, prior to the first date of an offering. In addition, New Complete Solaria’s Board may also exclude from participation in the ESPP or any offering, employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) or a subset of such highly compensated employees. If this proposal is approved by the stockholders, all the employees of New Complete Solaria and its related corporations will be eligible to participate in the ESPP following the Closing. An employee may not be granted rights to purchase stock under the ESPP (a) if such employee immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of New Complete Solaria’s capital stock or (b) to the extent that such rights would accrue at a rate that exceeds $25,000 worth of New Complete Solaria capital stock for each calendar year that the rights remain outstanding.

The ESPP is intended to qualify as an employee stock purchase plan under Section 423 of the Code. The administrator may specify offerings with a duration of not more than 27 months and may specify one or more shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of New Complete Solaria’s Common Stock will be purchased for the employees who are participating in the offering. The administrator, in its discretion, will determine the terms of offerings under the ESPP. The administrator has the discretion to structure an offering so that if the fair market value of a share of New Complete Solaria’s stock on any purchase date during the offering period is less than or equal to the fair market value of a share of New Complete Solaria’s stock on the first day of the offering period, then that offering will terminate immediately, and the participants in such terminated offering will be automatically enrolled in a new offering that begins immediately after such purchase date.

A participant may not transfer purchase rights under the ESPP other than by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Payroll Deductions. The ESPP permits participants to purchase shares of New Complete Solaria Common Stock through payroll deductions. Unless otherwise determined by the administrator, the purchase price of the shares will be 85% of the lower of the fair market value of New Complete Solaria Common Stock on the first day of an offering or on the date of purchase. Participants may end their participation at any time during an offering and will be paid their accrued contributions that have not yet been used to purchase shares, without interest. Participation ends automatically upon termination of employment with New Complete Solaria and its related corporations.

Withdrawal. Participants may withdraw from an offering by delivering a withdrawal form to New Complete Solaria and terminating their contributions. Such withdrawal may be elected at any time prior to the end of an offering, except as otherwise provided by the Plan Administrator. Upon such withdrawal, New Complete Solaria will distribute to the employee his or her accumulated but unused contributions without interest, and such employee’s right to participate in that offering will terminate. However, an employee’s withdrawal from an offering does not affect such employee’s eligibility to participate in any other offerings under the ESPP.

Termination of Employment. A participant’s rights under any offering under the ESPP will terminate immediately if the participant either (i) is no longer employed by New Complete Solaria or any of its parent or subsidiary companies (subject to any post-employment participation period required by law) or (ii) is otherwise no longer eligible to participate. In such event, New Complete Solaria will distribute to the participant his or her accumulated but unused contributions, without interest.

Corporate Transactions. In the event of certain specified significant corporate transactions, such as a merger or change in control, a successor corporation may assume, continue, or substitute each outstanding purchase right. If the successor corporation does not assume, continue, or substitute for the outstanding purchase rights, the offering in progress will be shortened and the participants’ accumulated contributions will be used to purchase shares of New Complete Solaria Common Stock within ten business days (or such other period specified by the plan administrator) prior to the corporate transaction, and the participants’ purchase rights will terminate immediately thereafter.

Amendment and Termination. New Complete Solaria’s Board has the authority to amend, suspend, or terminate the ESPP, at any time and for any reason, provided certain types of amendments will require the approval of New Complete Solaria’s stockholders. Any benefits, privileges, entitlements and obligations under any outstanding purchase rights granted before an amendment, suspension or termination of the ESPP will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such purchase rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. The ESPP will remain in effect until terminated by New Complete Solaria’s Board in accordance with the terms of the ESPP.

U.S. Federal Income Tax Consequences

The following is a summary of the principal U.S. federal income tax consequences to participants and New Complete Solaria with respect to participation in the ESPP. This summary is not intended to be exhaustive and does not discuss the income tax laws of any local, state or foreign jurisdiction in which a participant may reside. The information is based upon current U.S. federal income tax rules and therefore is subject to change when those rules change. Because the tax consequences to any participant may depend on his or her particular situation, each participant should consult the participant’s tax adviser regarding the federal, state, local, and other tax consequences of the grant or exercise of a purchase right or the sale or other disposition of New Complete Solaria’s Common Stock acquired under the ESPP. The ESPP is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended.

423 Component of the ESPP

Rights granted under the 423 Component of the ESPP are intended to qualify for favorable U.S. federal income tax treatment associated with rights granted under an employee stock purchase plan which qualifies under the provisions of Section 423 of the Code.

A participant will be taxed on amounts withheld for the purchase of shares of New Complete Solaria Common Stock as if such amounts were actually received. Otherwise, no income will be taxable to a participant as a result of the granting or exercise of a purchase right until a sale or other disposition of the acquired shares. The taxation upon such sale or other disposition will depend upon the holding period of the acquired shares.

If the shares are sold or otherwise disposed of more than two years after the beginning of the offering period and more than one year after the shares are transferred to the participant, then the lesser of the following will be treated as ordinary income: (i) the excess of the fair market value of the shares at the time of such sale or other disposition over the purchase price; or (ii) the excess of the fair market value of the shares as of the beginning of the offering period over the purchase price (determined as of the beginning of the offering period). Any further gain or any loss will be taxed as a long-term capital gain or loss.

If the shares are sold or otherwise disposed of before the expiration of either of the holding periods described above, then the excess of the fair market value of the shares on the purchase date over the purchase price will be treated as ordinary income at the time of such sale or other disposition. The balance of any gain will be treated as capital gain. Even if the shares are later sold or otherwise disposed of for less than their fair market value on the purchase date, the same amount of ordinary income is attributed to the participant, and a capital loss is recognized equal to the difference between the sales price and the fair market value of the shares on such purchase date. Any capital gain or loss will be short-term or long-term, depending on how long the shares have been held.

Non-423 Component

A participant will be taxed on amounts withheld for the purchase of shares of New Complete Solaria Common Stock as if such amounts were actually received. Under the Non-423 Component, a participant will recognize ordinary income equal to the excess, if any, of the fair market value of the underlying stock on the date of exercise of the purchase right over the purchase price. If the participant is employed by New Complete Solaria or one of its affiliates, that income will be subject to withholding taxes. The participant’s tax basis in those shares will be equal to their fair market value on the date of exercise of the purchase right, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

There are no U.S. federal income tax consequences to New Complete Solaria by reason of the grant or exercise of rights under the ESPP. New Complete Solaria is entitled to a deduction to the extent amounts are taxed as ordinary income to a participant for shares sold or otherwise disposed of before the expiration of the holding periods described above (subject to the requirement of reasonableness, the deduction limits under Section 162(m) of the Code and the satisfaction of tax reporting obligations).

New Plan Benefits

Participation in the ESPP is voluntary and each eligible employee will make his or her own decision regarding whether and to what extent to participate in the ESPP. Therefore, FACT cannot currently determine the benefits or number of shares subject to purchase rights and a new plan benefits table is thus not provided.

Vote Required for Approval

The Employee Stock Purchase Plan Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting.

The approval of the Employee Stock Purchase Plan Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of the Employee Stock Purchase Plan Proposal.

Resolution

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that FACT’s adoption of the Complete Solaria, Inc. 2023 Employee Stock Purchase Plan be approved, ratified and confirmed in all respects.”

Recommendation of the FACT Board

THE FACT BOARD RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE EMPLOYEE STOCK PURCHASE PLAN PROPOSAL.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of FACT and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination ” for a further discussion of these considerations.

PROPOSAL NO. 8—THE DIRECTOR ELECTION PROPOSAL

Overview

The FACT Board is currently divided into three classes, with only one class of directors being elected in each year and each class (except for those directors appointed prior to FACT’s first annual meeting of shareholders) serving a three-year term.

FACT is asking holders of FACT Class B Ordinary Shares to consider and vote upon a proposal, assuming the Condition Precedent Proposals are approved, to elect seven directors, effective upon the Closing, with each director having a term that expires at New Complete Solaria’s annual meeting of shareholders held in the year following the year of their election, or in each case until their respective successors are duly elected and qualified, or until their earlier death, resignation, retirement or removal (the “Director Election Proposal”).

Director Nominees

As contemplated by the Business Combination Agreement, the New Complete Solaria Board following consummation of the transaction will be as follows:

•	up to five director nominees designated by designated by Complete Solaria, including William Anderson, Thurman J. Rodgers, Ronald Pasek and Devin Whatley;

•	Tidjane Thiam (or another director designated by the Sponsor); and

•	Adam Gishen (or another director designated by the Sponsor).

For more information on the experience of each of these director nominees, please see the section titled “Management of New Complete Solaria Following the Business Combination” of this proxy statement/prospectus.

Vote Required for Approval

The Director Election Proposal is conditioned on the approval of each of the Condition Precedent Proposals at the Special Meeting.

The approval of the Director Election Proposal requires an ordinary resolution under the Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Under the terms of the Articles of Association, only the holders of FACT Class B Ordinary Shares are entitled to vote on the election of directors to the FACT Board. Therefore, only holders of FACT Class B Ordinary Shares will vote on the election of directors at the Special Meeting. Pursuant to the Sponsor Support Letter Agreement, the FACT Initial Shareholders have agreed to vote their Class B Ordinary Shares in favor of the Director Election Proposal.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that effective as of the Closing of the Business Combination, the New Complete Solaria Board shall consist of no more than seven directors, and that Tidjane Thiam, Adam Gishen, William Anderson, Thurman J. Rodgers, Ronald Pasek and Devin Whatley be and are hereby elected as directors and serve on the New Complete Solaria Board until the expiration of their respective terms and until their respective successors are duly elected and qualified.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT OUR SHAREHOLDERS VOTE “FOR” EACH OF THE DIRECTOR NOMINEES.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what they may believe is in the best interests of FACT and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the sections titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination,” “Risk Factors” and “Certain Relationships and Related Party Transactions” for a further discussion of these considerations.

PROPOSAL NO. 9—THE ADJOURNMENT PROPOSAL

The Adjournment Proposal asks shareholders to approve the adjournment of the Special Meeting to a later date or dates if necessary for any other reason in connection with the Business Combination Agreement or to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient FACT Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or to approve any of the Proposals presented to shareholders.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is presented to the Special Meeting and is not approved by the shareholders, the FACT Board may not be able to adjourn the Special Meeting to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of any of the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

Vote Required for Approval

The Adjournment Proposal is not conditioned on any other proposal.

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Abstentions will be considered present for the purposes of establishing a quorum but, as a matter of Cayman Islands law, will not constitute votes cast at the Special Meeting and therefore will have no effect on the approval of the Adjournment Proposal.

As of the date of this proxy statement/prospectus, the FACT Initial Shareholders have agreed to vote any FACT Ordinary Shares owned by them in favor of the Adjournment Proposal. As of the date hereof, the FACT Initial Shareholders own approximately 43.2% of the issued and outstanding FACT Ordinary Shares and have not purchased any Public Shares, but may do so at any time.

Resolution

The full text of the resolution to be voted upon is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Special Meeting to a later date or dates if necessary, for any other reason in connection with the Business Combination Agreement or to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient FACT Ordinary Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or to approve the Business Combination Proposal, the Domestication Proposal, the Governing Documents Proposal, the Advisory Governing Documents Proposals, the Listing Proposal, the Incentive Equity Plan Proposal, the Employee Stock Purchase Plan Proposal or the Director Election Proposal be approved, ratified and confirmed in all respects.”

Recommendation of the FACT Board

THE FACT BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of FACT’s directors and officers may result in a conflict of interest on the part of one or more of the directors between what, they may believe is in the best interests of

FACT and its shareholders and what they may believe is best for themselves in determining to recommend that shareholders vote for the proposals. See the section titled “Proposal No. 1—The Business Combination Proposal—Interests of FACT’s Directors and Officers and Others in the Business Combination” for a further discussion of these considerations.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following are the material U.S. federal income tax consequences of (i) the ownership and disposition of FACT Class A Ordinary Shares and FACT Public Warrants (together, “FACT securities” or “our securities”) in the event that the Domestication Proposal is not approved and the Domestication does not occur, (ii) the Domestication, (iii) an exercise of redemption rights generally applicable to holders of shares of New Complete Solaria Common Stock or New Complete Solaria warrants (together, “New Compete Solaria securities”), and (iv) the ownership and disposition of New Complete Solaria securities following the Domestication and the Business Combination. This section applies only to beneficial owners that hold their FACT securities, and will hold their New Complete Solaria securities, as capital assets for U.S. federal income tax purposes (generally, property held for investment). The following does not consider all aspects of U.S. federal income taxation that may be relevant to a particular beneficial owner in light of such beneficial owner’s circumstances or status, including:

•	our sponsor or any member thereof;

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market tax accounting rules;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies;

•	real estate investment trusts;

•	expatriates or former long-term residents of the United States;

•	“controlled foreign corporations,” PFICs and corporations that accumulate earnings to avoid U.S. federal income tax;

•	foreign corporations with respect to which there are one or more U.S. shareholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii);

•	persons that actually or constructively own 5% or more of FACT or New Complete Solaria shares, by vote or value;

•	persons that acquired FACT securities as compensation;

•	persons that hold FACT securities, or will hold New Complete Solaria securities, as part of a straddle, constructive sale, hedge, conversion or other integrated or similar transaction; or

•	U.S. Holders whose functional currency is not the U.S. dollar.

The statements herein are based on the Code, proposed, temporary and final Treasury Regulations promulgated under the Code, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax considerations described herein. The following does not address alternative minimum tax considerations, special tax accounting rules under Section 451(b) of the Code, or U.S. federal taxes other than those pertaining to U.S. federal income taxation (such as estate or gift taxes or the Medicare tax on investment income), nor does it address any aspects of U.S. state or local or non-U.S. taxation.

We have not and do not intend to seek any rulings from the U.S. Internal Revenue Service (the “IRS”) regarding the Domestication or an exercise of redemption rights. There can be no assurance that the IRS will not take positions concerning the tax consequences of the transactions that are inconsistent with the considerations discussed below or that any such positions would not be sustained by a court.

As used herein, the term “U.S. Holder” means a beneficial owner of FACT securities (or New Complete Solaria securities received pursuant to the Domestication and the Business Combination), as the case may be, who or that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate whose income is subject to U.S. federal income tax regardless of its source or (iv) a trust if (A) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust; or (B) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

As used herein, the term “Non-U.S. Holder” means a beneficial owner of FACT securities (or New Complete Solaria securities received pursuant to the Domestication and the Business Combination), as the case may be, who or that is for U.S. federal income tax purposes: (i) a nonresident alien individual (other than certain former citizens and residents of the United States subject to U.S. tax as expatriates), (ii) a foreign corporation or (iii) an estate or trust that is not a U.S. Holder, but generally does not include a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of disposition. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of our securities.

If a partnership (or any entity so characterized for U.S. federal income tax purposes) holds FACT securities or New Complete Solaria securities, the tax treatment of such partnership, and of a person treated as a partner of such partnership, will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any FACT securities or New Complete Solaria securities and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the Domestication, an exercise of redemption rights and the Business Combination to them.

ALL HOLDERS OF FACT SECURITIES SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE DOMESTICATION AND AN EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, AND LOCAL AND NON-U.S. TAX LAWS.

Tax Consequences of the Ownership and Disposition of FACT Class A Ordinary Shares and FACT Public Warrants if the Domestication Does Not Occur

U.S. Holders

Taxation of Distributions

Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on FACT Class A Ordinary Shares to the extent the distribution is paid out of FACT’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular corporate tax rates and will not be eligible for the dividends received deduction generally allowed to domestic corporations in respect of dividends received from domestic corporations. Subject to the PFIC rules discussed below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its FACT Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such FACT Class A Ordinary Shares. However, it is possible that financial intermediaries may report the entire amount of any distributions FACT makes as dividends if they cannot determine the amount of FACT’s earnings and profits for U.S. federal income tax purposes.

With respect to non-corporate U.S. Holders, under tax laws currently in effect but subject to the PFIC rules discussed below, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of FACT Class A Ordinary Shares and FACT Public Warrants” below) only if the FACT Class A Ordinary Shares are readily tradable on an established securities market in the United States and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of such lower rate for any dividends paid with respect to FACT Class A Ordinary Shares.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of FACT Class A Ordinary Shares and FACT Public Warrants

Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of FACT Class A Ordinary Shares or FACT Public Warrants (including on FACT’s liquidation and dissolution if we do not consummate an initial business combination within the required time period). Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such FACT Class A Ordinary Shares or FACT Public Warrants exceeds one year at the time of such disposition. It is unclear, however, whether certain redemption rights described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its FACT Class A Ordinary Shares or FACT Public Warrants so disposed of. A U.S. Holder’s adjusted tax basis in its FACT Class A Ordinary Shares or FACT Public Warrants generally will equal the U.S. Holder’s acquisition cost reduced (in the case of FACT Class A Ordinary Shares) by any prior distributions treated as a return of capital. In the case of U.S. Holders that purchased their FACT Class A Ordinary Shares and FACT Public Warrants as units in FACT’s initial public offering, the initial acquisition cost of the units must be allocated between the FACT Class A Ordinary Shares and the FACT Public Warrants based on their relative fair market values at the time of issuance. The amount allocated to each FACT Class A ordinary share and FACT Public Warrants should be the U.S. Holder adjusted basis in such FACT Class A ordinary share and FACT Public Warrants. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. See “Exercise or Lapse of a FACT Public Warrant” below for a discussion regarding a U.S. Holder’s tax basis in a FACT Class A ordinary share acquired pursuant to the exercise of a FACT Public Warrant. The deduction of capital losses is subject to certain limitations.

Redemption of FACT Class A Ordinary Shares

Subject to the PFIC rules discussed below, in the event that a U.S. Holder’s FACT Class A Ordinary Shares are redeemed (including pursuant to the exercise of its redemption right in connection with the shareholder vote regarding the Business Combination Proposal) or if FACT purchases a U.S. Holder’s FACT Class A Ordinary Shares in an open market transaction, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the FACT Class A Ordinary Shares under Section 302 of the Code. If the redemption or purchase by us qualifies as a sale of FACT Class A Ordinary Shares, the U.S. Holder will be treated as described under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of FACT Class A Ordinary Shares and FACT Public Warrants” above. If the redemption or purchase by FACT does not qualify as a sale of FACT Class A Ordinary Shares, the U.S. Holder will be treated as receiving a corporate distribution with the tax consequences described above under “Taxation of Distributions.” Whether a redemption or purchase by FACT qualifies for sale treatment will depend largely on the total number of FACT Class A Ordinary Shares treated as held by the U.S. Holder (including any FACT Class A Ordinary

Shares constructively owned by the U.S. Holder as a result of owning FACT warrants) relative to all of the FACT shares outstanding both before and after such redemption or purchase. The redemption or purchase by FACT of FACT Class A Ordinary Shares generally will be treated as a sale of the FACT Class A Ordinary Shares (rather than as a corporate distribution) if such redemption or purchase (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in FACT or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder (collectively, the “Code Section 302 tests”). These tests are explained more fully below.

In determining whether any of the Code Section 302 tests is satisfied, a U.S. Holder takes into account not only FACT shares actually owned by the U.S. Holder, but also FACT shares that are constructively owned by such U.S. Holder under the relevant rules. A U.S. Holder may constructively own, in addition to shares owned directly, shares owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any shares the U.S. Holder has a right to acquire by exercise of an option, which would generally include FACT Class A Ordinary Shares which could be acquired pursuant to the exercise of FACT warrants. In order to meet the substantially disproportionate test, the percentage of FACT outstanding voting shares actually and constructively owned by the U.S. Holder immediately following the redemption of FACT Class A Ordinary Shares must, among other requirements, be less than 80 percent of the percentage of our outstanding voting shares actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the FACT shares actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the FACT shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of shares owned by certain family members and the U.S. Holder does not constructively own any other FACT shares. The redemption of FACT Class A Ordinary Shares will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in FACT. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in FACT will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the Code Section 302 tests are satisfied, then the redemption will be treated as a corporate distribution and the tax effects will be as described under “Taxation of Distributions” above. After the application of those rules, any remaining tax basis of the U.S. Holder in the redeemed FACT Class A Ordinary Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining FACT shares, or, if it has none, possibly to the U.S. Holder’s adjusted tax basis in its warrants or other shares constructively owned by such U.S. Holder.

As mentioned above, this tax disclosure does not consider all aspects of U.S. federal income taxation that may be relevant to persons that own (actually or constructively) 5% or more of FACT or New Complete Solaria shares by vote or value. However, such persons should consult their tax advisers regarding any reporting requirements applicable to their redemptions of their shares.

Exercise or Lapse of a FACT Public Warrant

The following statements are subject to the PFIC rules discussed below. A U.S. Holder will not recognize gain or loss upon the acquisition of a FACT Class A Ordinary Share on the exercise of a FACT Public Warrant for cash. A U.S. Holder’s tax basis in a FACT Class A Ordinary Share received upon exercise of the FACT Public Warrant generally will equal the sum of the U.S. Holder’s tax basis in the warrant and the exercise price. It is unclear whether a U.S. Holder’s holding period for the FACT Class A Ordinary Shares will commence on the date of exercise of the warrant or the day following the date of exercise of the warrant; in either case, the holding period will not include the period during which the U.S. Holder held the warrant. If a FACT Public Warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such U.S. Holder’s tax basis in its warrant.

The tax consequences of a cashless exercise of a FACT Public Warrant are not clear under current law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. In either situation, a U.S. Holder’s tax basis in the FACT Class A Ordinary Shares received generally would equal the U.S. Holder’s tax basis in the FACT Public Warrants. If the cashless exercise is not a realization event, it is unclear whether a U.S. Holder’s holding period for the FACT Class A Ordinary Shares will commence on the date of exercise of the warrants or the day following the date of exercise of the FACT Public Warrants. If the cashless exercise is treated as a recapitalization, the holding period of the FACT Class A Ordinary Shares will include the holding period of the FACT Public Warrants.

It is also possible that a cashless exercise may be treated as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder may be deemed to have surrendered FACT Public Warrants with an aggregate fair market value equal to the exercise price for the total number of warrants to be exercised. The U.S. Holder would recognize capital gain or loss in an amount equal to the difference between the fair market value of the FACT Public Warrants deemed surrendered and the U.S. Holder’s tax basis in such warrants. In this case, a U.S. Holder’s tax basis in the FACT Class A Ordinary Shares received would equal the sum of the U.S. Holder’s tax basis in the FACT Public Warrants exercised and the exercise price of such warrants. It is unclear whether a U.S. Holder’s holding period for the FACT Class A Ordinary Shares would commence on the date of exercise of the FACT Public Warrants or the day following the date of exercise of the FACT Public Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, there can be no assurance which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their tax advisors regarding the tax consequences of cashless exercise of FACT Public Warrants.

Possible Constructive Distributions

The terms of each FACT Public Warrant provide for an adjustment to the number of FACT Class A Ordinary Shares for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of FACT Public Warrants would, however, be treated as receiving a constructive distribution from FACT if, for example, the adjustment increases the warrant holders’ proportionate interest in FACT’s assets or earnings and profits (e.g., through an increase in the number of FACT Class A Ordinary Shares that would be obtained upon exercise) as a result of a distribution of cash or other property to the holders of FACT Class A Ordinary Shares. Such constructive distribution would be subject to tax as described under “Taxation of Distributions” above in the same manner as if the U.S. Holders of the warrants received cash distribution from FACT equal to the fair market value of the increase in the interest. For certain information reporting purposes, FACT is required to determine the date and amount of any such constructive distributions. Proposed Treasury Regulations, which may be relied on prior to the issuance of final Treasury Regulations, specify how the date and amount of constructive distributions are determined.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income or (ii) at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

FACT believes that it was a PFIC for its 2020, 2021 and 2022 taxable years.

Although FACT’s PFIC status is determined annually, an initial determination that FACT is a PFIC will generally apply for subsequent years to a U.S. Holder who held FACT Class A Ordinary Shares or warrants while FACT was a PFIC, whether or not FACT meets the test for PFIC status in those subsequent years.

The Code provides that, to the extent provided in Treasury Regulations, if any person has an option to acquire shares of a PFIC, the shares will be considered as owned by that person for purposes of the PFIC rules. Under proposed Treasury Regulations that have a retroactive effective date, an option to acquire shares of a PFIC is generally treated as ownership of those PFIC shares. Except as otherwise provided below, the remainder of this discussion assumes that the PFIC rules will apply to the FACT Public Warrants if FACT is a PFIC. However, you should consult your tax adviser regarding the application of the PFIC rules to the FACT Public Warrants in general, and prior to the finalization of the proposed Treasury Regulations in particular.

If FACT is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of FACT Class A Ordinary Shares or FACT Public Warrants and, in the case of FACT Class A Ordinary Shares, the U.S. Holder did not make either a timely qualified electing fund (“QEF”) election or “mark-to-market” election for FACT’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) FACT Class A Ordinary Shares, in each case as described below, such U.S. Holder generally will be subject to special rules with respect to (i) any gain recognized by the U.S. Holder on the sale or other disposition of its FACT Class A Ordinary Shares or FACT Public Warrants and (ii) any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the FACT Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the FACT Class A Ordinary Shares). Under these rules:

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the FACT Class A Ordinary Shares or FACT Public Warrants;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of FACT’s first taxable year in which FACT is a PFIC, will be taxed as ordinary income; and

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder, and an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.

A U.S. Holder will avoid the PFIC tax consequences described above in respect of FACT Class A Ordinary Shares (but not FACT Public Warrants) by making a timely and valid QEF election to include in income its pro rata share of FACT’s net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which FACT’s taxable year ends. A U.S. Holder generally may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

It is not entirely clear whether and how various aspects of the PFIC rules apply to FACT Public Warrants. However, the IRS takes the position that a U.S. Holder may not make a QEF election with respect to its FACT Public Warrants to acquire FACT Class A Ordinary Shares. As a result, if a U.S. Holder sells or otherwise disposes of such FACT Public Warrants (other than upon exercise of such warrants) and FACT was a PFIC at any time during the U.S. Holder’s holding period of such warrants, the proposed Treasury Regulations mentioned above would generally treat any gain as an excess distribution, taxed as described above. If a U.S. Holder that exercises such FACT Public Warrants properly makes a QEF election with respect to the newly acquired FACT Class A Ordinary Shares (or has previously made a QEF election with respect to FACT Class A Ordinary Shares), the QEF election will apply to the newly acquired FACT Class A Ordinary Shares. Notwithstanding the foregoing, the adverse tax consequences relating to PFIC shares, adjusted to take into account the current income inclusions resulting from the QEF election, will continue to apply with respect to such newly acquired FACT Class A Ordinary Shares (which generally will be deemed to have a holding period for purposes of the PFIC rules that includes all or a portion of the period the U.S. Holder held the FACT Public Warrants), unless the U.S. Holder makes a purging election under the PFIC rules. Under the purging election, the U.S. Holder will be deemed to have sold such FACT Class A Ordinary Shares at their fair market value and any gain recognized on such deemed sale will be treated as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the FACT Class A Ordinary Shares acquired upon the exercise of the FACT Public Warrants for purposes of the PFIC rules. U.S. Holders are urged to consult their tax advisors as to the application of the rules governing purging elections to their particular circumstances.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election (and a purging election, if applicable) by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from FACT. However, there is no assurance that FACT will timely provide such required information for the past, current or future taxable years.

If a U.S. Holder has made a QEF election with respect to its FACT Class A Ordinary Shares, and the excess distribution rules discussed above do not apply to such shares (because of a timely QEF election for FACT’s first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such shares or a purge of the PFIC taint pursuant to a purging election, as described above), any gain recognized on the sale of FACT Class A Ordinary Shares generally will be taxable as capital gain and no additional tax charge will be imposed under the PFIC rules. As discussed above, if FACT is a PFIC for any taxable year, a U.S. Holder of FACT Class A Ordinary Shares that has made a QEF election will be currently taxed on its pro rata share of FACT’s earnings and profits, whether or not distributed for such year. A subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable when distributed to such U.S. Holder. The tax basis of a U.S. Holder’s shares in a QEF will be increased by amounts that are included in income and decreased by amounts distributed but not taxed as dividends, under the above rules.

If the FACT Class A Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) FACT Class A Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its FACT Class A Ordinary Shares at the end of such year over its adjusted basis in its FACT Class A Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of the adjusted basis of its FACT Class A Ordinary Shares over the fair market value of its FACT Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its

FACT Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any gain recognized on a sale or other taxable disposition of its FACT Class A Ordinary Shares will be treated as ordinary income. A mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including the NYSE, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to FACT Class A Ordinary Shares under their particular circumstances.

If FACT is a PFIC and, at any time, has a foreign subsidiary that is a PFIC, U.S. Holders generally will be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if FACT receives a distribution from, or disposes of all or part of its interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. There can be no assurance that FACT will have timely knowledge of the status of any such lower-tier PFIC. In addition, FACT may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance FACT will be able to cause the lower-tier PFIC to provide any required information. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF or mark-to-market election is made) and such other information as may be required by the U.S. Treasury Department. Failure to do so, if required, will extend the statute of limitations until such required information is furnished to the IRS.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of FACT Class A Ordinary Shares and FACT Public Warrants should consult their own tax advisors concerning the application of the PFIC rules to FACT securities under their particular circumstances.

Tax Reporting

Certain U.S. Holders who are individuals and certain entities will be required to report information with respect to such U.S. Holder’s investment in “specified foreign financial assets” on IRS Form 8938 (Statement of Specified Foreign Financial Assets), subject to certain exceptions. An interest in FACT constitutes a specified foreign financial asset for these purposes. Persons who are required to report specified foreign financial assets and fail to do so may be subject to substantial penalties. U.S. Holders are urged to consult their tax advisers regarding the foreign financial asset and other reporting obligations and their application to an investment in FACT Class A Ordinary Shares and FACT Public Warrants.

Non-U.S. Holders

Dividends (including constructive distributions and amounts paid in connection with a redemption that is treated as a distribution, as discussed under “U.S. Holders—Redemption of FACT Class A Ordinary Shares” above) paid or deemed paid to a Non-U.S. Holder in respect of FACT Class A Ordinary Shares if the Domestication does not occur generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States). In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of FACT Class A Ordinary Shares or

FACT Public Warrants (including a redemption treated as a sale or exchange transaction as discussed above) unless such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States).

Dividends (including constructive distributions) and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to U.S. federal income tax at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, also may be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a FACT Public Warrant, or the lapse of a FACT Public Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a warrant by a U.S. Holder, as described under “U.S. Holders—Exercise or Lapse of a FACT Public Warrant,” above, although a capital loss on the lapse of a warrant may not be usable to a Non-U.S. Holder not generally subject to U.S. tax and to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of FACT Class A Ordinary Shares and FACT Public Warrants.

Information Reporting and Backup Withholding

Dividend payments with respect to FACT Class A Ordinary Shares and proceeds from the sale, exchange or redemption of FACT Class A Ordinary Shares and FACT Public Warrants may be subject to information reporting to the IRS and possible backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status. A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedure for obtaining an exemption from backup withholding in their particular circumstances.

The Domestication

Effects of the Domestication

Based on, and subject to, the assumptions, qualifications and limitations set forth in the opinion included as Exhibit 8.1 hereto, the statements set forth in the following discussion, to the extent they constitute matters of U.S. federal income tax law or legal conclusions with respect thereto, represent the opinion of Paul Hastings LLP. If any of the assumptions, representations or covenants on which the opinion is based is or becomes incorrect, incomplete, inaccurate or is otherwise not complied with, the validity of the opinion described above may be adversely affected and the tax consequences of the Domestication could differ from those described herein. An opinion of counsel is not binding on the IRS or any court, and there can be no certainty that the IRS will not challenge the conclusions reflected in the opinion or that a court would not sustain such challenge.

Under Section 368(a)(1)(F) of the Code, a reorganization (an “F Reorganization”) is defined to include a “mere change in identity, form, or place of organization of one corporation, however effected.” Pursuant to the Domestication, FACT will change its jurisdiction of incorporation from the Cayman Islands to Delaware and, following the Business Combination, will change its name to Complete Solaria, Inc. The Domestication will qualify as an F Reorganization for U.S. federal income tax purposes. However, FACT has not requested, and does not intend to request, a ruling from the IRS with respect to the U.S. federal income tax treatment of the Domestication, and therefore there can be no assurance that the IRS or a court will not take a contrary position. The remainder of this disclosure assumes that the Domestication qualifies as an F Reorganization.

Except as provided below under “Section 367” and “PFIC Considerations”:

•	U.S. Holders will not recognize taxable gain or loss as a result of the Domestication for U.S. federal income tax purposes,

•

the tax basis of FACT securities received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the FACT Class A Ordinary Share or FACT Public Warrant, as the case may be, surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below), and

•

a U.S Holder’s holding period for the FACT securities following the Domestication will include such U.S. Holder’s holding period for the FACT Class A Ordinary Shares or FACT Public Warrant surrendered in exchange therefor.

Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights, U.S. Holders and Non-U.S. Holders exercising such redemption rights will (if the Domestication occurs) be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights are urged to consult with their tax advisors with respect to the potential tax consequences of the Domestication and an exercise of redemption rights to them.

Section 367

Section 367 of the Code applies to certain non-recognition transactions involving foreign corporations, including a domestication of a foreign corporation in an F Reorganization. Section 367 of the Code imposes income tax on certain U.S. persons in connection with transactions that would otherwise be tax-free. Section 367(b) of the Code will generally apply to U.S. Holders of FACT at the time of the Domestication. Because the Domestication will occur prior to the redemption of holders that exercise redemption rights, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

U.S. Holders of FACT that Own More Than 10% of FACT Shares

As mentioned above, this tax disclosure does not consider all aspects of U.S. federal income taxation that may be relevant to persons that own (actually or constructively) 5% or more of FACT or New Complete Solaria shares by vote or value. However, U.S. Holders that own more than 10% of FACT shares should note the following discussion. Subject to the discussion below under “PFIC Considerations,” a U.S. Holder who on the date of the Domestication is a 10% shareholder must include in income as a dividend the “all earnings and profits amount” attributable to the FACT shares it directly owns, within the meaning of Treasury Regulation Section 1.367(b)-2(d). A U.S. Holder’s ownership of warrants will be taken into account in determining whether such U.S. Holder is a 10% shareholder, and complex attribution rules apply in determining whether a U.S. Holder owns 10% or more (by vote or value) of FACT’s shares.

A 10% shareholder’s “all earnings and profits amount” with respect to its FACT shares is the net positive earnings and profits of FACT (as determined under Treasury Regulation Section 1.367(b)-2(d)(2)) attributable to the shares (as determined under Treasury Regulation Section 1.367(b)-2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such shares. Treasury Regulation Section 1.367(b)-2(d) (3) provides that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code (although earnings and profits of subsidiaries are not included in this calculation). In general, Section 1248 of the Code and the Treasury Regulations thereunder provide that the amount of earnings and profits attributable to a block of stock in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Accordingly, under Treasury Regulation Section 1.367(b)-3(b)(3), a 10% shareholder should be required to include in income as a deemed dividend the “all earnings and profits” amount (as defined in Treasury Regulation Section 1.367(b)-2(d)) with respect to its FACT shares. If FACT’s earnings and profits are greater than zero through the date of the Domestication, depending upon the period in which a U.S. Holder held its FACT shares, such U.S. Holder could be required to include its share of the “all earnings and profits” amount in income as a deemed dividend under Treasury Regulation Section 1.367(b)-3(b)(3) as a result of the Domestication. The determination of FACT’s earnings and profits is complex and may be impacted by numerous factors.

U.S. Holders of Class A Ordinary Shares that Own Less Than 10% of FACT Shares

Subject to the discussion below under “PFIC Considerations,” a U.S. Holder who on the date of the Domestication actually and constructively owns FACT shares with a fair market value of $50,000 or more but who is not a 10% shareholder will recognize gain (but not loss) with respect to the deemed receipt of shares of New Complete Solaria Common Stock in the Domestication unless such holder elects to recognize the “all earnings and profits” amount as described below.

Unless a U.S. Holder makes the “all earnings and profits” election as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to the deemed receipt of shares of New Complete Solaria Common Stock in the Domestication. Any such gain should be equal to the excess of the fair market value of the shares of New Complete Solaria Common Stock received over the U.S. Holder’s adjusted basis in the FACT Class A Ordinary Shares deemed to be surrendered in exchange therefor. Subject to the discussion below under “PFIC Considerations,” such gain should be capital gain, and should be long-term capital gain if the U.S. Holder held the FACT Class A Ordinary Shares for longer than one year. Long-term capital gains of noncorporate taxpayers are generally subject to tax at preferential rates under current law.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income the “all earnings and profits amount” attributable to its FACT Class A Ordinary Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things: (i) a statement that the Domestication is a Section 367(b) exchange; (ii) a complete description of the Domestication; (iii) a description of any stock, securities, or other consideration transferred or received in the Domestication; (iv) a statement describing the amounts required to be taken into account for U.S. federal income tax purposes; (v) a statement that the U.S. Holder is making the election that includes (A) a copy of the information that the U.S. Holder received from FACT establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s FACT shares and (B) a representation that the U.S. Holder has notified New Complete Solaria that such U.S. Holder is making the election; and (vi) certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations thereunder. In addition, the election must be attached by the U.S. Holder to its timely filed U.S. federal income tax return for the year of the Domestication and the U.S. Holder must send notice to New Complete Solaria of the election no later than the date such tax return is filed. There is no assurance that FACT will timely provide the required information for making this election.

If FACT had positive earnings and profits through the date of the Domestication, a U.S. Holder that makes the election described herein could have an “all earnings and profits amount” with respect to its FACT Class A Ordinary Shares, and thus could be required to include that amount in income as a deemed dividend as a result of the Domestication.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING WHEN

AND WHETHER TO MAKE THIS ELECTION AND, IF THE ELECTION IS DETERMINED TO BE ADVISABLE, THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO THIS ELECTION.

U.S. Holders that Own FACT Class A Ordinary Shares with a Fair Market Value Less Than $50,000

Subject to the discussion below under “PFIC Considerations,” a U.S. Holder who on the date of the Domestication owns (or is considered to own) FACT shares with a fair market value less than $50,000 and is not a 10% shareholder will not be required to recognize any gain or loss under Section 367 of the Code in connection with the Domestication, and generally will not be required to include any part of the “all earnings and profits amount” in income.

U.S. HOLDERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TIMING OF THE APPLICABILITY AND THE CONSEQUENCES OF SECTION 367(B) OF THE CODE IN THE CASE OF THE DOMESTICATION, TAKING INTO ACCOUNT THEIR PARTICULAR CIRCUMSTANCES.

Tax Consequences for U.S. Holders of FACT Public Warrants

Subject to the considerations described above relating to Section 367(b) of the Code and below relating to PFIC considerations, a U.S. Holder of public warrants should not recognize gain or loss for U.S. federal income tax purposes with respect to the exchange of FACT Public Warrants for FACT Public Warrants in the Domestication.

PFIC Considerations

As discussed under “Tax Consequences of the Ownership and Disposition of FACT Class A Ordinary Shares and FACT Public Warrants if the Domestication Does Not Occur—U.S. Holders—Passive Foreign Investment Company Rules” above, FACT believes that it is (and has been) treated as a PFIC for U.S. federal income tax purposes. In addition to the discussion under the heading “Section 367” above, the Domestication could be a taxable event to U.S. Holders under the PFIC provisions of the Code.

Even if the Domestication qualifies as an F reorganization, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC will recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) of the Code were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their current form, those regulations would require taxable gain recognition by a U.S. Holder with respect to its exchange of FACT securities for New Complete Solaria securities in the Domestication if FACT were a PFIC for any taxable year during such U.S. Holder’s holding period in the FACT securities unless, in the case of FACT Class A Ordinary Shares, such U.S. Holder made a timely and effective QEF election for FACT’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) FACT Class A Ordinary Shares, or made a QEF election along with a purging election (if the QEF election was not made with respect to such first taxable year or was made with respect to FACT Class A Ordinary Shares received pursuant to an exercise of a FACT Public Warrant), or made a mark-to-market election (a U.S. Holder that has not made such a QEF or mark-to-market election, a “Non-Electing Shareholder” and any U.S. Holder that has made such a QEF election (or QEF election along with a purging election, or mark-to-market election), an “Electing Shareholder”). Any such gain would be treated as an “excess distribution” made in the year of the Domestication and subject to the special tax and interest charge rules discussed above under “Passive Foreign Investment Company Rules.” In addition, such regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations under Section 1291(f) of the Code applies to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of Code requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under Section 1291 of the Code is taxable as provided under Section 367(b) of the Code. See the discussion above under the section titled “Section 367.” The proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) should not apply to an Electing Shareholder with respect to its FACT Class A Ordinary Shares for which a timely QEF election (or a QEF election along with a purging election, or mark-to-market election) is made. An Electing Shareholder may, however, be subject to the rules discussed above under the section titled “Section 367.” The application of the PFIC rules to warrants is unclear. A proposed regulation issued under the PFIC rules generally treats an “option” to acquire the stock of a PFIC (other than stock with respect to which the PFIC “is a pedigreed QEF”) as stock of the PFIC, while a final regulation issued under the PFIC rules provides that the holder of an option is not entitled to make a QEF election with respect to the option. It is possible that the proposed Treasury Regulations under Section 1291(f) of the Code (if finalized in their current form) may apply to cause gain recognition under the PFIC rules on the exchange of FACT Public Warrants for New Complete Solaria warrants pursuant to the Domestication.

The rules dealing with PFICs and with the QEF election, purging election and mark-to-market election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of FACT Class A Ordinary Shares or FACT Public Warrant should consult its own tax advisor concerning the application of the PFIC rules to such FACT Class A Ordinary Shares or FACT Public Warrants under such U.S. Holder’s particular circumstances.

Tax Consequences of a Redemption of New Complete Solaria Common Stock to U.S. Holders and Non-U.S. Holders

If the Domestication and Business Combination are consummated, FACT will become New Complete Solaria prior to any redemption of equity held by holders that elect to redeem their equity interests in FACT in connection with the vote regarding the Business Combination Proposal. Accordingly, at the time of any such redemption, such holders will hold shares of New Complete Solaria Common Stock. The treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of the common stock under the Code Section 302 tests discussed under “Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Public Warrants if the Domestication Does Not Occur—U.S. Holders—Redemption of FACT Class A Ordinary Shares” above. Whether a redemption by New Complete Solaria meets one of the Code Section 302 tests will, in turn, depend largely on the total number of New Complete Solaria shares treated as held by the holder (including any shares constructively owned by the holder as a result of owning warrants) relative to all New Complete Solaria shares outstanding both before and after such redemption or purchase.

If the redemption or purchase by New Complete Solaria qualifies as a sale of New Complete Solaria Common Stock, the U.S. Holder will be treated as described under “Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Public Warrants if the Domestication Does Not Occur—U.S. Holders—Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Class A Ordinary Shares and Warrants” above (other than with respect to the consequences described under “Passive Foreign Investment Company Rules”) and Non-U.S. Holders will be treated as described under “Tax Consequences of the Ownership and Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants Post-Domestication—Non-U.S. Holders—Gain on Sale, Taxable Exchange or Other Taxable Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants” below. If the redemption or purchase by New Complete Solaria does not qualify as a sale of New Complete Solaria Common Stock, U.S. Holders will be treated as receiving a corporate distribution with the tax consequences to U.S. Holders described above under “Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Public Warrants if the Domestication Does Not Occur—U.S. Holders—Taxation of Distributions” (other than with respect to the consequences described under “Passive Foreign Investment Company Rules”), and Non-U.S. Holders will have the tax consequences described below under “Tax Consequences of the Ownership and Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants Post-Domestication—Non-U.S. Holders—Taxation of Distributions on Common Stock.”

Because the satisfaction of the Code Section 302 tests described above is dependent on matters of fact, the withholding agents may presume, for withholding purposes, that all amounts paid to Non-U.S. Holders in connection with a redemption are treated as distributions in respect of their shares. Accordingly, a Non-U.S. Holder should expect that a withholding agent will likely withhold U.S. federal income tax on the gross proceeds payable to a Non-U.S. Holder pursuant to a redemption at a rate of 30% unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, as applicable). Each holder should consult with its own tax advisors as to the tax consequences to it of any redemption of its New Complete Solaria Common Stock, including its ability to obtain a refund of any amounts withheld by filing an appropriate claim for a refund with the IRS in the event that the Non-U.S. Holder is not treated as receiving a dividend under the Code Section 302 tests.

See “Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Redemption of FACT Class A Ordinary Shares” and “Tax Consequences of the Ownership and Disposition of FACT Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—Non-U.S. Holders” above for a discussion of the consequences of a redemption of FACT Class A Ordinary Shares in the event that the Domestication does not occur.

Tax Consequences of the Ownership and Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants after the Business Combination

U.S. Holders

Taxation of Distributions on New Complete Solaria Common Stock

A U.S. Holder generally will be required to include in gross income as dividends the amount of any cash distribution paid on New Complete Solaria Common Stock to the extent the distribution is paid out of New Complete Solaria’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends will be taxable to a corporate U.S. Holder at regular rates but will be eligible (subject to applicable requirements and limitations) for the dividends received deduction. Distributions in excess of current and accumulated earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its stock (but not below zero) and, to the extent in excess of basis, will be treated as gain from the sale or exchange of such stock as described below under “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants.”

With respect to non-corporate U.S. Holders, under tax laws currently in effect, dividends generally will be taxed at the lower applicable long-term capital gains rate (see “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants” below), subject to applicable requirements and limitations.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants

A U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of New Complete Solaria Common Stock or New Complete Solaria warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for New Complete Solaria Common Stock or New Complete Solaria warrants so disposed of exceeds one year at the time of disposition. Long-term capital gains recognized by non-corporate U.S. Holders are generally subject to tax at preferential rates under current law. The deductibility of capital losses is subject to limitations.

The amount of gain or loss recognized on a sale or other taxable disposition generally will be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its New Complete Solaria Common Stock or New Complete Solaria warrants so disposed of.

Exercise or Lapse of a New Complete Solaria Warrant

Except with respect to the application of the PFIC rules, the tax consequences of the exercise or lapse of a New Complete Solaria warrant will generally be the same as the tax consequences of the exercise or lapse of a FACT Public Warrant, as discussed above under “Tax Consequences of the Ownership and Disposition of Class A Ordinary Shares and Warrants if the Domestication Does Not Occur—U.S. Holders—Exercise or Lapse of a Public Warrant.”

Possible Constructive Distributions

The terms of each New Complete Solaria warrant provide for an adjustment to the number of shares of New Complete Solaria Common Stock for which a New Complete Solaria warrant may be exercised or to the exercise price of a New Complete Solaria warrant in certain events, as discussed in the section of this proxy statement/prospectus titled “Description of New Complete Solaria Securities—Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. U.S. Holders of New Complete Solaria warrants would, however, be treated as receiving a constructive distribution from New Complete Solaria if, for example, the adjustment increases the warrant holders’ proportionate interest in New Complete Solaria’s assets or earnings and profits (e.g., through an increase in the number of shares of New Complete Solaria Common Stock that would be obtained upon exercise) as a result of a distribution of cash or other property to the holders of New Complete Solaria Common Stock. Such constructive distribution would be subject to tax as described under “Taxation of Distributions on New Complete Solaria Common Stock” above in the same manner as if the U.S. Holders of the New Complete Solaria warrants received a cash distribution from New Complete Solaria equal to the fair market value of such increased interest. Proposed Treasury Regulations, which may be relied on prior to the issuance of final Treasury Regulations, specify how the date and amount of constructive distributions are determined.

Non-U.S. Holders

Taxation of Distributions on New Complete Solaria Common Stock and Constructive Distributions on New Complete Solaria Warrants

Any cash distribution (or a constructive distribution) that New Complete Solaria makes to a Non-U.S. Holder of New Complete Solaria securities, to the extent paid out of New Complete Solaria’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles), generally will constitute a dividend for U.S. federal income tax purposes. For a discussion regarding what constitutes a constructive distribution, see “U.S. Holders—Possible Constructive Distributions” above. Any such dividends paid or deemed paid to a Non-U.S. Holder in respect of New Complete Solaria Common Stock (or New Complete Solaria warrants) that are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, as described below, generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividend, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E, or other applicable IRS Form W-8). It is possible that withholding agents will withhold 30% from the amount of an entire distribution. If U.S. federal income tax is withheld on the amount of a distribution in excess of the amount constituting a dividend, the Non-U.S. Holder may obtain a refund of all or a portion of the excess amount withheld by timely filing a claim for refund with the IRS. Any such distribution not constituting a dividend generally will be treated, for U.S. federal income tax purposes, first as reducing the Non-U.S. Holder’s adjusted tax basis in such securities (but not below zero) and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain from the sale or other taxable disposition of such securities, which will be treated as described under “Gain on Sale, Taxable Exchange or Other Taxable Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants” below.

Dividends (including constructive dividends) that New Complete Solaria pays to a Non-U.S. Holder that are effectively connected with such Non-U.S. Holder’s conduct of a trade or business within the United States generally will not be subject to the foregoing U.S. federal withholding tax, provided such Non-U.S. Holder complies with certain certification and disclosure requirements (usually by providing an IRS Form W-8ECI). Instead, unless an applicable income tax treaty provides otherwise, such dividends generally will be subject to U.S. federal income tax, net of certain deductions, at the same regular U.S. federal income tax rates applicable to a comparable U.S. Holder. In addition, if the Non-U.S. Holder is a corporation, such Non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments) may be subject to a U.S. federal “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale, Taxable Exchange or Other Taxable Disposition of New Complete Solaria Common Stock and New Complete Solaria Warrants

A Non-U.S. Holder generally will not be subject to U.S. federal income tax in respect of gain recognized on a sale, exchange or other disposition of New Complete Solaria Common Stock or New Complete Solaria warrants unless:

•	the gain is effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States; or

•

New Complete Solaria is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, except if the New Complete Solaria Common Stock are regularly traded on an established securities market and certain other conditions are met.

Unless an applicable tax treaty provides otherwise, any gain described in the first bullet point above generally will be subject to U.S. federal income tax, net of certain deductions, at the regular U.S. federal income tax rates applicable to a comparable U.S. Holder and, in addition, a Non-U.S. Holder described in the first bullet point that is a foreign corporation will generally be subject to U.S. federal “branch profits tax” at a 30% rate (or a lower applicable tax treaty rate) on such Non-U.S. Holder’s effectively connected earnings and profits (subject to adjustments).

Information Reporting and Backup Withholding

Dividend payments with respect to shares of New Complete Solaria Common Stock and proceeds from the sale, exchange or redemption of shares of New Complete Solaria Common Stock or New Complete Solaria Warrants may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.

A Non-U.S. Holder generally will eliminate the requirement for information reporting (other than with respect to dividends) and backup withholding by providing certification of its non-U.S. status on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

Foreign Account Tax Compliance Act

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), payments of dividends on and the gross proceeds of dispositions of common stock or warrants of a U.S. issuer paid to (i) a “foreign financial institution” (as specifically defined in the Code) or (ii) a “non-financial foreign entity” (as specifically defined in the Code) will be subject to a withholding tax (separate and apart from, but without duplication of, the withholding tax described above) at a rate of 30%, unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied or an exemption from these rules applies. Under proposed Treasury Regulations, the preamble to which states that taxpayers may rely on them until final Treasury Regulations are issued, this withholding tax will not apply to the gross proceeds from the sale or disposition of New Complete Solaria securities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above, the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. Non-U.S. holders should consult their tax advisors regarding the possible implications of this withholding tax on their New Complete Solaria securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed combined financial information presents the pro forma effects of the Business Combination, inclusive of the Mergers and the Domestication of FACT, as described below. The unaudited pro forma condensed combined financial information also includes the impact of the following transactions:

•	The acquisition of The Solaria Corporation (“Solaria”) by Complete Solar Holding Corporation (n/k/a Complete Solaria, Inc.) (“Complete Solar”) on November 4, 2022 (the “Required Transaction”).

•

As further described in Note 1 to “Unaudited Pro Forma Condensed Combined Financial Information” herein, the Required Transaction was deemed to be a material transaction that is separate from the Business Combination. The unaudited pro forma combined statement of operations for the year ended December 31, 2022, combines the historical statements of operations of Complete Solar and Solaria as if the Required Transaction had occurred on January 1, 2022, the beginning of the earliest period presented. The Required Transaction is reflected in the historical balance sheet of Complete Solaria as of December 31, 2022.

•	The issuance of the 2022 Convertible Notes.

•

As further described in “Description of the Business Combination” below, subsequent to the signing of the Business Combination Agreement, Complete Solaria has raised additional financing through the issuance of the 2022 Convertible Notes. The issuance of $12.0 million of 2022 Convertible Notes in 2022 is reflected in the historical balance sheet of Complete Solaria as of December 31, 2022. The issuance of an additional $11.0 million of 2022 Convertible Notes in 2023 is recorded as a transaction accounting adjustment to the unaudited pro forma combined balance sheet as described in Note 3 below.

FACT is a blank check company incorporated as a Cayman Islands exempted company in December 2020. FACT was formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. On March 2, 2021, FACT consummated its initial public offering (the “IPO”) generating gross proceeds of $345.0 million. Simultaneously with the closing of the IPO, FACT consummated the sale of 6,266,667 Private Placement Warrants at a purchase price of $1.50 per warrant in a private placement to FACT’s sponsor, Freedom Acquisition I LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $9.4 million. Following the Extension Amendment Redemptions on March 2, 2023, approximately $114.8 million (excluding the contribution by FACT of an additional $1.2 million in connection with the approval of the Extension Amendment Proposal) remained in the Trust Account and 11,243,496 Class A Ordinary Shares remain outstanding.

Complete Solaria, Inc., a Delaware corporation, was incorporated in the State of Delaware in 2010 and provides solar services such as sales enablement, project management, partner coordination and customer communication. Complete Solaria, Inc. is the result of the business combination of Complete Solar Holding Corporation and The Solaria Corporation, which was consummated on November 4, 2022.

The Solaria Corporation, a Delaware corporation, is a solar technology brand that sells performance solar panels to its customers. Following the consummation of its business combination with Complete Solar on November 4, 2022, The Solaria Corporation is now a wholly-owned subsidiary of Complete Solaria.

With respect to the Required Transaction, Complete Solaria determined that it was the primary beneficiary of Solaria, and, as such, the merger was accounted for as a business combination in accordance with ASC 805. Complete Solaria recorded the fair value of assets acquired and liabilities assumed from Solaria. Following the Required Transaction, Complete Solar changed its name to “Complete Solaria, Inc.” (“Complete Solaria”).

Description of the Business Combination

The Domestication – As part of the Business Combination, subject to the approval of FACT’s shareholders, FACT will affect a deregistration under the Cayman Islands Companies Act and a domestication under Section 388 of the DGCL (the “Domestication”). Upon the effectiveness of the Domestication, FACT will change its name to Complete Solaria, Inc. (“New Complete Solaria”).

In connection with the Domestication, (i) each issued and outstanding FACT Class A Ordinary Share and each issued and outstanding FACT Class B Ordinary Share will be converted into one share of New Complete Solaria Common Stock. Additionally, each issued and outstanding whole warrant to purchase one FACT Class A Ordinary Share at an exercise price of $11.50 per share will automatically represent the right to purchase one share of New Complete Solaria Common Stock at an exercise price of $11.50 per share.

The Mergers – On October 3, 2022, Complete Solar and Solaria entered into the Business Combination Agreement, as amended on December 26, 2022 and January 17, 2023, with FACT, First Merger Sub and Second Merger Sub. As part of the Business Combination, on the date of Closing, following the Domestication, (i) First Merger Sub will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly-owned subsidiary of FACT (the “First Merger”), (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria will merge with and into` Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Second Merger”), and FACT will change its name to “Complete Solaria, Inc.” and the Second Merger Sub will change its name to            , and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and will retain the name Solaria (“Third Merger Sub”), with Third Merger Sub surviving as a wholly- owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”).

As a condition to closing of the Business Combination, Complete Solar was required to consummate a merger with Solaria. On October 3, 2022, Complete Solar entered into the Required Transaction Merger Agreement, pursuant to which, and on the terms and subject to the conditions of which, Complete Solar would acquire all of the outstanding shares of capital stock of Solaria. The merger between Complete Solar and Solaria was consummated on November 4, 2022. As a result, Solaria became a wholly-owned subsidiary of Complete Solar, forming Complete Solaria.

The equity exchange and financing related matters associated with the Business Combination are summarized as follows:

i.

In connection with the transactions contemplated by the Required Transaction Merger Agreement and Business Combination Agreement, Complete Solaria has raised the 2022 Convertible Notes in November 2022, December 2022, and February 2023 with additional investors, with an aggregate purchase price of $23.0 million. Additionally, as part of the Required Transaction, Complete Solaria assumed a note from an existing investor for $6.7 million, which was modified as of the close of the Required Transaction to contain the same terms as the other 2022 Convertible Notes. At the Closing, the principle and accrued interest (“Conversion Amount”) of the 2022 Convertible Notes will convert into a number of shares of Complete Solaria Common Stock equal to the Conversion amount divided by 0.75 divided by the price per share of Common Stock of Complete Solaria (“2022 Convertible Note Conversion Shares”).

ii.

At the Closing, each share of Complete Solaria Capital Stock, inclusive of the 2022 Convertible Note Conversion Shares, issued and outstanding immediately prior to the Closing will be cancelled and are expected to be exchanged into an aggregate of approximately 37.0 million shares of New Complete Solaria Common Stock (at a deemed value of $10.00 per share) equal to the Aggregate Merger Consideration divided by $10.00 (the “Aggregate Merger Consideration”).

Additionally, each holder of the Complete Solaria Capital Stock will be entitled to receive New Complete Solaria Warrants equal to a portion of the Aggregate Warrant Consideration, calculated on a pro rata basis based on the percentage interest of issued and outstanding shares of Complete Solaria Capital Stock held by the holder of such share of Complete Solaria Capital Stock.

iii.

At the Closing, all Complete Solaria Options and Complete Solaria Warrants outstanding as of immediately prior to such time will be converted into options of New Complete Solaria (“New Complete Solaria Options”) and New Complete Solaria Warrants, respectively. Each such New Complete Solaria Option and New Complete Solaria Warrant will relate to a number of whole shares of New Complete Solaria Common Stock (rounded down to the nearest whole share) equal to (i) the number of shares of Complete Solaria Common Stock subject to the applicable Complete Solaria Option or Complete Solaria Warrant multiplied by (ii) the Merger Consideration Per Fully Diluted Share. The exercise price for each New Complete Solaria Option and New Complete Solaria Warrant will equal (i) the exercise price per share of the applicable Complete Solaria Option or New Complete Solaria Warrant divided by (ii) the Merger Consideration Per Fully Diluted Share (rounded up to the nearest full cent).

iv.

Following the Closing, 40% of the Class B Ordinary Shares held by Sponsor as of the Closing Date shall become unvested and shall be subject to the vesting beginning on the Closing Date and ending 36 months following the Closing Date. The earnout shares shall vest and be released at such time as the volume weighted average price of New Complete Solaria Common Stock for at least 20 trading days in a 30-day trading period following the Closing equaling or exceeding $20.00.

v.

Concurrently with the execution of Business Combination, the Sponsor agreed to commit contractually to assign one or more shareholders, effective as of the Closing Date, up to 1,000,000 shares of New Complete Solaria Common Stock held by Sponsor in consideration for such shareholders agreeing to enter into non-redemption agreements. If, as of the Closing Date, commitments of non-redemptions are less than 7,000,000 FACT Class A Ordinary Shares and the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is less than $70 million, the Sponsor shall forfeit a number of shares of Common Stock equal to the greater of (i) zero and (ii) the difference of:

•

The product of (A) the 1,000,000, multiplied by (B) a fraction the numerator of which is 7,000,000 minus the number of shares for which redemption is not sought prior to the Closing Date (whether pursuant to non-redemption agreements or otherwise), and the denominator of which is 7,000,000.

•	Minus the number of shares of Common Stock the Sponsor is contractually required to assign to public shares holders as consideration for their agreeing to enter into non-redemption agreements.

For additional information, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Non Redemption Agreements.” To date, FACT has not entered into any such non-redemption agreements, and there is no impact on the determination of the accounting acquirer associated with the non-redemption agreements.

vi.

In the event the Business Combination is consummated prior to September 2, 2023, or a later date if approved by FACT’s shareholders pursuant to the Articles of Association, the Sponsor will transfer to the convertible note investors a pro rata percentage of (i) 500,000 shares of New Complete Solaria Common Stock in exchange for payment by such investor to FACT of $0.0001 per share and (ii) 363,285 FACT Private Placement Warrants held by the Sponsor. In addition, convertible note investors are entitled to receive, on a pro rata basis, up to an additional (i) 250,000 shares of New Complete Solaria Common Stock, at a purchase price of $0.0001 per share, if within the first 12 months following the Closing Date, the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $12.50 per share for a period of at least 20 days out of 30 consecutive days on which the shares of New Complete Solaria Common Stock are traded on a stock exchange, and (ii) 250,000 shares of New Complete Solaria Common Stock, at a purchase price of $0.0001 per share, if within the first 12 months following the Closing Date, the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $15.00 per share for a period of at least 20 days out of 30 consecutive days on which the shares of New

Complete Solaria Common Stock are traded on a stock exchange. The transfer of New Complete Solaria Common Stock and Private Placement Warrants from the Sponsor to the Complete Solaria convertible noteholders is an exchange between investors, which does not result in a pro forma adjustment.

For more information, see the section titled “Proposal No. 1—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Complete Solaria Convertible Note Financing.”

Accounting for the Business Combination

This unaudited pro forma condensed combined financial information should be read together with the historical financial statements and related notes of FACT, Complete Solaria and Solaria and other financial information included elsewhere in this proxy statement/prospectus.

Complete Solaria has been determined to be the accounting acquirer of FACT and Solaria based on the following facts and circumstances:

•

Complete Solaria’s existing shareholders are expected to have the greatest voting interest in the combined entity. Excluding warrant and option holders, under the Assuming Minimum Redemptions, Assuming Maximum Redemptions and Assuming $70 million in Trust Account redemption scenarios with approximately 70.0%, 90.1% and 76.1% voting interest, respectively. On a fully diluted basis, Complete Solaria’s existing shareholders will have 58.4%, 68.1% and 61.5% ownership under the Assuming Minimum Redemptions, Assuming Maximum Redemptions and Assuming $70 million in Trust Account redemption scenarios, respectively.

•	Complete Solaria’s existing shareholders will have the ability to control decisions regarding election and removal of the majority of the combined entity’s executive board of directors.

•	Complete Solaria’s senior management will be the senior management of the combined entity.

•	The combined company name will be Complete Solaria, Inc., i.e. the combined entity will assume Complete Solaria’s name.

The weighting of evidence as described above is indicative that Complete Solaria is the accounting acquirer of FACT. Accordingly, the merger between Complete Solaria and FACT will be accounted for as a reverse recapitalization, with FACT being treated as the “acquired” company for financial reporting purposes. For accounting purposes, the reverse recapitalization will be the equivalent of Complete Solaria issuing stock for the net assets of FACT, accompanied by a recapitalization. As a result of the Business Combination being an in-substance capital transaction, Complete Solaria’s qualifying transaction costs will be treated as an equivalent to equity issuance costs, reflected as a reduction in additional paid-in capital, rather than as an expense, in unaudited pro forma condensed combined financial information. The net assets of FACT will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the reverse recapitalization will be those of Complete Solaria.

Outstanding vested and unvested share-based awards of Complete Solaria (including options and RSUs) will be converted into the right to receive upon vesting or exercise such awards for common shares of New Complete Solaria Common Stock after applying the Merger Consideration Per Fully Diluted Share. Because no terms of such share-based awards are modified upon consummation of the Business Combination, no accounting impact for such outstanding awards is currently expected.

Public and private warrants of FACT are not expected to be modified as a result of the Business Combination and are expected to be continued to be as liabilities in New Complete Solaria’s financial statements. The Sponsor Earnout Shares are expected to be classified in equity of New Complete Solaria pursuant to guidance in ASC 815-40, as further described in Note 4 of the “Unaudited Pro Forma Condensed Combined Financial Information.”

With respect to the Required Transaction, Complete Solaria determined that it was the primary beneficiary of Solaria, and, as such, such merger will be accounted for as a business combination in accordance with ASC 805. Complete Solaria has recorded the fair value of assets acquired and liabilities assumed from Solaria.

Basis of Pro Forma Presentation

The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information of New Complete Solaria upon consummation of the Business Combination and other events contemplated by the Business Combination. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Any additional Business Combination proceeds remaining after the payment of transaction costs related to the Business Combination are expected to be used for other general corporate purposes. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New Complete Solaria following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of this unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Other than certain ordinary course of business sale and purchase transactions between Complete Solar and Solaria, FACT, Complete Solar, and Solaria have not had any historical relationship prior to the transactions.

The unaudited pro forma condensed combined financial information contained herein assumes that FACT’s shareholders approve the proposed Business Combination. FACT public shareholders may elect to redeem their Public Shares for cash, and FACT cannot predict how many of its public shareholders will exercise their right to have their Class A Ordinary Shares redeemed for cash. As a result, New Complete Solaria has elected to provide the unaudited pro forma condensed combined financial information under three different redemption scenarios, which produce different allocations of total New Complete Solaria equity between equity holders of New Complete Solaria. As of the date of this proxy/prospectus statement, management concludes that under all scenarios presented that New Complete Solaria will maintain sufficient equity such that each redemption scenario will result in and be accounted for as a reverse recapitalization as described above.

As described above, as part of the Extension Amendment Redemptions, 23,256,504 FACT Class A Ordinary Shares were redeemed, resulting in 11,243,496 Class A Ordinary Shares remaining outstanding. The Extension Amendment Redemptions occurred at a price of $10.21 per share, based on Trust Account figures at the time of the redemption. The redemption scenarios described below are performed based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding Class A Ordinary Shares. This results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in each scenario. These redemption scenarios are as follows:

•

Assuming Minimum Redemptions: Assumes no additional redemptions of the 11,243,496 currently outstanding FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario.

•

Assuming Maximum Redemptions: Assumes redemptions of 11,243,496 FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario.

•

Assuming $70 million in Trust Account: Assumes redemption of 4,342,063 FACT Class A Ordinary Shares in connection with the Business Combination, after giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment. As this redemption scenario is based on the Trust Account figures as of December 31, 2022, which include $349.9 million of cash and accrued interest held in the Trust Account and 34,500,000 outstanding FACT Class A Ordinary Shares, it results in an implied redemption price per share of $10.14, which is the basis of the redemptions described in the scenario. Under the terms of the Business Combination Agreement, FACT is required to use commercially reasonable efforts to obtain non-redemption agreements from public shareholders for at least 7,000,000 FACT Class A Ordinary Shares. To the extent that such non-redemption agreements are not obtained, and the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is less than $70 million, the Sponsor will forfeit up to 1,000,000 FACT Class A Ordinary Shares upon the terms and conditions set forth in the Sponsor Support Agreement. For additional information, see the section titled “Proposal No. 1—The Business Combination Proposal—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Non Redemption Agreements.” This scenario illustrates the maximum amount of possible redemptions assuming the amount remaining in the Trust Account as of the Closing Date, after giving effect to any redemptions, is $70 million, and has been included as a potential outcome for comparison with the Assuming Maximum Redemptions and Assuming Minimum Redemptions scenarios. Under this scenario, the pro forma cash and cash equivalents is $43.3 million, which varies from $70 million based on the cash and cash equivalents of FACT and Complete Solaria as of December 31, 2022 and other pro forma adjustments impacting cash and cash equivalents. The variance of $26.7 million includes $28.0 million from the repayment of long-term debt in CS Solis, $12.9 million from the payment of transaction related fees and $1.2 million from the payment of working capital loans due to the Sponsor, offset by $11.0 million in proceeds from the issuance of the 2022 Convertible Notes and $4.5 million of cash and cash equivalents included in the historical balance sheets of FACT and Complete Solaria. In this proxy statement/prospectus, FACT has calculated the Assuming $70 million in Trust Account scenario by determining the number of shares to be redeemed at $10.14 per share that results in $70 million remaining in the Trust Account after redemptions and prior to other pro forma accounting adjustments.

The following table presents the anticipated ownership of New Complete Solaria upon the Closing, which does not give effect to the potential exercise of any warrants and otherwise assumes the following redemption scenarios:

	Assuming Minimum Redemptions (Shares)(4)		Assuming Maximum Redemptions (Shares)(4)		Assuming $70M in Trust Account (Shares)(4)
	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares	Number of Shares	Percentage of Outstanding Shares
Complete Solaria Shareholders (3)	34,476,391	62.7%	34,476,391	80.8%	34,476,391	68.2%
Complete Solaria convertible noteholders (3)	3,983,998	7.3%	3,983,998	9.3%	3,983,998	7.9%
Founder Shares (1), (2)	5,224,000	9.5%	4,224,000	9.9%	5,224,000	10.3%
FACT Public Stockholders	11,243,496	20.5%	—	—	6,893,756	13.6%

Total	54,927,885	100.0%	42,684,389	100.0%	50,578,145	100.0%

(1)

The above table excludes 3.4 million Sponsor Earnout Shares, which will become unvested immediately following the Closing of the Business Combination and subject to vesting based on the trading price of New Complete Solaria’s Common Stock. The Sponsor Earnout Shares would further increase the ownership percentages of Sponsor and would dilute the ownership of all stockholders, as further discussed below.

(2)

Includes the 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to be transferred by the Sponsor to Polar Multi-Strategy Master Fund at Closing (which would then be aggregated with FACT Public Stockholders herein) pursuant to the Polar Subscription Agreement, as set forth in the section titled “Beneficial Ownership of Securities.” Under the Assuming Maximum Redemptions scenario, excludes 1.0 million shares held by the Sponsor, which will be forfeited if the cash held in the Trust Account following the Closing is less than $70 million.

(3)

The above table excludes the transfer of 500,000 shares of New Complete Solaria Common Stock and 363,285 Private Placement Warrants from the Sponsor to Complete Solaria convertible noteholders and excludes the up to 500,000 shares of New Complete Solaria Common Stock to be transferred to convertible noteholders based on the trading price of New Complete Solaria’s Common Stock. For more information, see the section titled “Proposal No. 1—The Business Combination Agreement—Non-Redemption Agreements; Financing Transactions—Complete Solaria Convertible Note Financing.” The transfer of New Complete Solaria Common Stock and Private Placement Warrants from the Sponsor to the Complete Solaria convertible noteholders would further increase the ownership percentages of Complete Solaria convertible noteholders and would dilute the ownership of all stockholders, as further discussed below.

(4)	After giving effect to the redemption of 23,256,504 FACT Class A Ordinary Shares as part of the Extension Articles Amendment.

The earnout shares become vested if, from the consummation of the Business Combination until the 36 month anniversary thereof, the average price of New Complete Solaria Common Stock exceeds $20.00 for any 20 trading days within any 30 trading day period. The issuance of such earnout shares would dilute the value of all shares of New Complete Solaria Common Stock outstanding at that time. Assuming the current capitalization structure, the 3,401,000 Sponsor Earnout Shares that would become vested upon meeting the $20.00 earn out threshold would represent approximately 6%, 8% and 7% of total shares outstanding for the Assuming Minimum Redemptions, Assuming Maximum Redemptions and Assuming $70 million in Trust Account scenarios set forth, respectively. If the earnout shares are not vested in the 36 months period following the consummation of the Business Combination, such shares will be forfeited and cancelled.

The management of New Complete Solaria has concluded that the earnout shares are equity-classified instruments, which do not have an impact on the unaudited pro forma condensed combined statement of operations of operations for the periods ending December 31, 2022.

If the actual facts are different than these assumptions, the ownership percentage retained by the FACT’s public stockholders in the post-combination company will be different from the above-stated ownership percentage.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2022

(in thousands)

	Freedom Acquisition Corp (Historical)	Adjustments to Freedom Historical Balance Sheet		Freedom Acquisition Corp (Adjusted)	Complete Solaria	Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions Scenario)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)	Total Additional Pro Forma Adjustments (Assuming $70M in Trust Account)		Pro Forma Combined (Assuming $70M in Trust Account)
ASSETS
Current Assets:
Cash and cash equivalents	$73	$—		$73	$4,409	$82,903	A	$87,385	$(86,008)	M	$1,377	$(44,041)	N	$43,344
Accounts receivable, net	—	—		—	27,717	—		27,717	—		27,717	—		27,717
Inventory	—	—		—	13,059	—		13,059	— n		13,059	—		13,059
Prepaid expenses and other current assets	121	—		121	10,071	(1,132)	O	9,060	—		9,060	—		9,060

Total current assets	194	—		194	55,256	81,771		137,221	(86,008)		51,213	(44,041)		93,180
Cash held in Trust Account	349,927	(234,687)	B	115,240	—	(115,240)	B	—	—		—	—		—
Restricted cash	—	—		—	3,907	—		3,907	—		3,907	—		3,907
Property and equipment, net	—	—		—	3,476	—		3,476	—		3,476	—		3,476
Operating lease right-of-use assets	—	—		—	2,182	—		2,182	—		2,182	—		2,182
Intangible assets	—	—		—	42,610	—		42,610	—		42,610	—		42,610
Other noncurrent assets	—	—		—	1,330	—		1,330	—		1,330	—		1,330
Acquisition related intangible assets	—	—		—	—	—		—	—		—	—		—
Goodwill	—	—		—	119,422	—		119,422	—		119,422	—		119,422
		—		—
Total Assets	$350,121	$(234,687)		115,434	$228,183	$(33,469)		$310,148	$(86,008)		$224,140	$(44,041)		$266,107

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,858	—		$4,858	$14,474	$(5,719)	P	$13,613	$—		$13,613	$—		$13,613
Accrued expenses and other current liabilities	—	—		—	19,830	—		19,830	—		19,830	—		19,830
Long-term debt, net	—	—		—	—	—		—	—		—	—		—
Notes payable, net	—	1,200	Q	1,200	20,403	(1,200)	Q	20,403	—		20,403	—		20,403
Deferred Revenue	—	—		—	5,407	—		5,407	—		5,407	—		5,407

Total current liabilities	4,858	1,200		6,058	60,114	(6,919)		59,253	—		59,253	—		59,253
Warranty provision, noncurrent	—	—		—	3,214	—		3,214	—		3,214	—		3,214
Warrant liabilities	2,978	—		2,978	14,152	(14,152)	D	2,978	—		2,978	—		2,978
Deferred underwriters’ discount payable	3,019	—		3,019	—	(3,019)	E	—	—		—	—		—
Operating lease liabilities, long-term	—	—		—	1,274	—		1,274	—		1,274	—		1,274
Convertible notes, net, noncurrent	829	—		829	3,434	(4,263)	C	—	—		—	—		—
Convertible notes, net due to related parties, noncurrent	—	—		—	15,510	(15,510)	C	—	—		—	—		—
Long-term debt in CS Solis	—	—		—	25,204	(25,204)	L	—	25,204	M	25,204	—		—

Total liabilities	11,684	1,200		12,884	122,902	(69,067)		66,719	25,204		91,923	—		66,719

	Freedom Acquisition Corp (Historical)	Adjustments to Freedom Historical Balance Sheet		Freedom Acquisition Corp (Adjusted)	Complete Solaria	Transaction Accounting Adjustments (Assuming Minimum Redemptions)		Pro Forma Combined (Assuming Minimum Redemptions Scenario)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)	Total Additional Pro Forma Adjustments (Assuming $70M in Trust Account)		Pro Forma Combined (Assuming $70M in Trust Account)
Redeemable convertible preferred stock	—	—		—	155,630	(155,630)	F	—	—		—	—		—
Common shares subject to possible redemption	349,927	(235,887)	G	114,040	—	(114,040)	G	—	—		—	—		—
Freedom Acquisition Corp Class A Ordinary Shares	—	—		—	—	—		—	—		—	—		—
Freedom Acquisition Corp Class B Ordinary Shares	1	—		1	—	(1)	H	—	—		—	—		—
Solaria, Inc. Common stock	—	—		—	—	—		—	—		—	—		—
Complete Solaria, Inc. Common Stock(1), (2), (3), (4), (5)	—	—		—	—	6	I	6	(1)	M	5	—	N	6
Complete Solar Holding Corp common stock	—	—		—	—	—		—	—		—	—		—
Additional paid-in capital	6,058	—		6,058	34,997	290,542	J	331,597	(114,039)	M	217,558	(44,041)	N	287,556
Accumulated other comprehensive income (loss)	—	—		—	27	—		27	—		27	—		27
Retained earnings (accumulated deficit)	(17,549)	—		(17,549)	(85,373)	14,721	K	(88,201)	2,828	M	(85,373)	—		(88,201)

Total stockholders’ equity	(11,490)	—		(11,490)	(50,349)	305,268		243,429	(111,212)		132,217	(44,041)		199,388

Total liabilities and stockholders’ equity (deficit)	$350,121	$(234,687)		115,434	$228,183	$(33,469)		$310,148	$(86,008)		$224,140	$(44,041)		$266,107

(1)

New Complete Solaria common stock, $0.0001 par value, issued and outstanding 0 shares in the Assuming Maximum Redemptions scenario, 6,893,756 shares in the Assuming $70 million in Trust Account scenario and 11,243,496 shares in the Assuming Minimum Redemptions scenario as of December 31, 2022 converted from 11,243,496 shares of historical FACT Class A Ordinary Shares subject to redemption

(2)

New Complete Solaria common stock, $0.0001 par value, issued and outstanding 4,224,000 shares in the Assuming Maximum Redemptions scenario, 5,224,000 in the Assuming $70 million in Trust Account and Assuming Minimum Redemptions scenarios as of December 31, 2022 converted from 8,625,000 shares of historical FACT Class B Ordinary Shares, among which 3,401,000 is Sponsor Earnout Shares.

(3)

New Complete Solaria common stock, $0.0001 par value, issued and outstanding 5,822,415 in the Assuming Maximum Redemptions, Assuming $70 million in Trust Account and Assuming Minimum Redemptions scenarios as of December 31, 2022 converted from 6,959,618 shares of historical Complete Solaria’s common stock

(4)

New Complete Solaria common stock, $0.0001 par value, issued and outstanding 28,653,976 in the Assuming Maximum Redemptions, Assuming $70 million in Trust Account and Assuming Minimum Redemptions scenarios as of December 31, 2022 converted from 34,311,133 shares of historical Complete Solaria’s redeemable convertible preferred stock

(5)

New Complete Solaria common stock, $0.0001 par value, issued and outstanding 3,983,998 in the maximum, Assuming Maximum Redemptions, Assuming $70 million in Trust Account and Assuming Minimum Redemptions scenarios as of December 31, 2022 converted from 4,770,558 shares of historical Complete Solaria’s convertible bridge notes

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2022

(in thousands, except per share amounts)

	Complete Solaria Combined	Solaria Corp (Historical adjustments)	Solaria PPA Transaction Accounting Adjustments		Complete Solaria Combined (Historical)	Freedom Acquisition Corp (Historical)	Pro Forma Accounting Adjustments		Pro Forma Combined (Assuming Minimum Redemptions Scenario)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)		Pro Forma Combined (Assuming Maximum Redemptions)	Additional Transaction Accounting Adjustments (Assuming $70M in Trust Account)	Pro Forma Combined (Assuming $70M in Trust Account)
Product revenue, net	$13,325	$33,975	$—		$47,300	$—	$—		$47,300	$—		$47,300	$—	$47,300
Service revenue, net	66,475	—	—		66,475	—	—		66,475	—		66,475	—	66,475
Cost of product revenue	12,847	35,415	—		48,262	—	—		48,262	—		48,262	—	48,262
Cost of service revenue	46,647	—	1,141	AA	47,788	—	—		47,788	—		47,788	—	47,788

Gross Profit	20,306	(1,440)	(1,141)		17,725	—	—		17,725	—		17,725	—	17,725

Operating Expenses
Sales commissions	21,195	—	—		21,195	—	—		21,195	—		21,195	—	21,195
Operating costs	—	—	—		—	4,407	—		4,407	—		4,407	—	4,407
Research and engineering	—	—	—		—	—	—		—	—		—	—	—
Sales and marketing	7,471	5,229	1,640	BB	14,340	—	—		14,340	—		14,340	—	14,340
General and administrative	14,251	10,912	1,249	CC	26,412	—	—		26,412	—		26,412	—	26,412
Litigation-related costs	—	—	—		—	—	—		—	—		—	—	—
Write-offs related to contract assets	—	—	—		—	—	—		—	—		—	—	—

Total operating expenses	42,917	16,141	2,889		61,947	4,407	—		66,354	—		66,354	—	66,354

Loss from operations	(22,611)	(17,581)	(4,030)		(44,222)	(4,407)	—		(48,629)	—		(48,629)	—	(48,629)
Foreign currency exchange gain (loss)	—	—	—		—	(18)	—		(18)	—		(18)	—	(18)
Interest income on marketable securities held in Trust Account	—	—	—		—	4,822	(4,822)	DD	—	—		—	—	—
Change in fair value of warrant liabilities	—	—	—		—	5,510	—		5,510	—		5,510	—	5,510
Change in fair value of convertible note	—	—	—		—	(196)	196	GG	—	—		—	—	—
Offering expenses related to warrant issuance	—	—	—		—	—	—		—	—		—	—	—
Interest expense	(4,986)	(3,235)	—		(8,221)	—	3,872	FF	(4,349)	(3,651)	FF	(8,000)	—	(4,349)
Interest income	5	13	—		18	—	—		18	—		18	—	18
Forgiveness of debt	—	—	—		—	272	—		272	—		272	—	272
Change in fair value of SAFE notes	—	—	—		—	—	—		—	—		—	—	—
Other income (expense), net	(1,858)	(14,438)	—		(16,296)	—	5,211	EE	(11,085)	—		(11,085)	—	(11,085)

Loss before income taxes	(29,450)	(35,241)	(4,030)		(68,721)	5,983	4,457		(58,281)	(3,651)		(61,932)	—	(58,281)

Income tax provision, net	27	3	—		30	—	—		30	—		30	—	30

Net income (loss)	$(29,477)	$(35,244)	(4,030)		$(68,751)	$5,983	$4,457		$(58,311)	$(3,651)		$(61,962)	$—	$(58,311)

	Complete Solaria Combined	Solaria Corp (Historical adjustments)	Solaria PPA Transaction Accounting Adjustments	Complete Solaria Combined (Historical)	Freedom Acquisition Corp (Historical)	Pro Forma Accounting Adjustments	Pro Forma Combined (Assuming Minimum Redemptions Scenario)	Additional Transaction Accounting Adjustments (Assuming Maximum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)	Additional Transaction Accounting Adjustments (Assuming $70M in Trust Account)	Pro Forma Combined (Assuming $70M in Trust Account)
Weighted average shares outstanding, used in computing net loss per share attributable to common stockholders, basic and diluted,	7,907,929						59,468,740		47,225,244		55,119,000
Net loss per share attributable to common stockholders, basis and diluted	(3.73)						(0.98)		(1.31)		(1.06)
Weighted average shares outstanding—Class A Ordinary Shares, basic and diluted					34,500,000
Net loss per share—Class A, basic and diluted					0.14
Weighted average shares outstanding—Class B Ordinary Shares, basic and diluted					8,625,000
Net loss per share—Class B, basic and diluted					0.14

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1 — Basis of Presentation

The merger between Complete Solaria and FACT will be accounted for as a reverse recapitalization, with FACT being treated as the “acquired” company for financial reporting purposes. For accounting purposes, the reverse recapitalization will be the equivalent of Complete Solaria issuing stock for the net assets of FACT, accompanied by a recapitalization. The net assets of FACT will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the reverse recapitalization will be those of Complete Solaria.

The unaudited pro forma condensed combined statement of operations of New Complete Solaria for the year ended December 31, 2022, gives pro forma effect to the Business Combination and Required Transaction as if each had been consummated on January 1, 2022.

The Required Transaction was accounted for as a business combination, as Complete Solar was concluded to be the accounting acquirer of Solaria on the basis that Solaria was a Variable Interest Entity (“VIE”) and that Complete Solar was the primary beneficiary of the VIE. Solaria was determined to be a VIE in accordance with Subtopic 810-10 based on the following characteristics at the time of acquisition:

•	Solaria was a legal entity;

•	Solaria did not have sufficient equity to finance its operations without additional subordinated financing, absent the acquisition by Complete Solar, and;

•	Solaria’s equity holders had a controlling financial interest.

Complete Solar, as the legal acquirer of Solaria, was determined to be the primary beneficiary of the VIE as it has the power to direct the activities that most significantly impact Solaria’s economic performance and the right to receive benefits and obligation to absorb losses of Solaria, that could be potentially significant. As specified by ASC Subtopic 810-10 and ASC 805-10-25-5, the initial consolidation of a VIE that is a business by a reporting entity is a business combination and the acquisition method of accounting is applied.

The unaudited pro forma condensed combined statement of operations has been prepared using, and should be read in conjunction with, the following:

•	audited statement of operations of Complete Solaria for the fiscal year ended December 31, 2022 included elsewhere in this proxy statement/prospectus

•	audited statement of operations of FACT for the fiscal year ended December 31, 2022 included elsewhere in this proxy statement/prospectus,

Additionally, in giving pro forma effect to the Required Transaction as if it had been consummated on January 1, 2022, the unaudited pro forma condensed combined statement of operations was prepared using the unaudited statement of operations of Solaria for the period from January 1, 2022 through the close of the Required Transaction.

The unaudited pro forma condensed combined balance sheet of New Complete Solaria as of December 31, 2022, gives pro forma effect to the Business Combination as if it had been consummated on December 31, 2022. The Required Transaction is reflected in the historical balance sheet of Complete Solaria as of December 31, 2022. The unaudited pro forma combined balance sheet has been prepared using, and should be read in conjunction with, the following:

•	audited balance sheet of FACT as of December 31, 2022, and the related notes, included elsewhere in this proxy statement/prospectus;

•	audited balance sheet of Complete Solaria as of December 31, 2022, and the related notes, included elsewhere in this proxy statement/ prospectus;

Management has made significant estimates and assumptions in its determination of the pro forma adjustments (“Transaction Accounting Adjustments”). As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The pro forma adjustments reflecting the consummation of the Business Combination and the Required Transaction are based on certain currently available information and certain assumptions and methodologies that FACT believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible such differences may be material. FACT believes that these assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination and the Required Transaction based on information available to management at the time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma combined financial information.

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business Combination and the Required Transaction.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of New Complete Solaria. They should be read in conjunction with the historical financial statements and notes thereto of FACT and Complete Solaria.

Note 2 — Accounting Policies

Upon completion of the Business Combination, management will perform a comprehensive review of FACT’s and Complete Solaria’s accounting policies. As a result of the review, management may identify differences between the accounting policies of the companies which, when conformed, could have a material impact on the combined financial statements. Based on its initial analysis, management has not identified any material differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information.

Note 3 — Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Article 11 of Regulation S-X allows for the presentation of reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). FACT has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the following unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.

The pro forma condensed combined provision for income taxes does not necessarily reflect the amounts that would have resulted had New Complete Solaria filed consolidated income tax returns during the periods presented.

The unaudited pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of shares of New Complete Solaria outstanding, assuming the Business Combination occurred on January 1, 2022.

Adjustments to Unaudited Pro Forma Combined Balance Sheet

The pro forma Transaction Accounting Adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(A)	Represents pro forma adjustments to cash to reflect the following (in thousands):

Investment held in Trust Account	$114,040	(1)
Repayment of long-term debt in CS Solis	(28,033)	(2)
Proceeds from the issuance of 2022 Convertible Notes	11,000	(3)
Payment of transaction related fees	(12,879)	(4)
Payment of working capital loans due to Sponsor	(1,225)	(5)

	$ 82,903

(1)

Reflects the reclassification of cash equivalents held in the Trust Account inclusive of accrued interest to reflect the remaining cash equivalents prior to pro forma Transaction Accounting Adjustments. As part of the Extension Amendment Redemptions, 23,256,504 FACT Class A Ordinary Shares were redeemed in February 2023. This results in redemption of $235.9 million at approximately $10.14 per share based on Trust Account figures of $349.9 million as of December 31, 2022.

(2)

Reflects the repayment of long-term debt with CS Solis, LLC prior to the Closing of the Business Combination. Even though the debt is due in February 2025, Complete Solaria may make early payments in scenarios where sufficient cash remains as of close of the transaction. Therefore, repayment of such debt is reflected as a pro forma adjustment in the Assuming Minimum Redemptions and Assuming $70 million in Trust Account scenarios.

(3)

Reflects the issuance of the 2022 Convertible Notes to investors subsequent to the balance sheet date. The 2022 Convertible Notes convert into shares of Complete Solaria Common Stock prior to the close of the Business Combination. The 2022 Convertible Notes accrue interest at 5% and are expected to be accounted for as debt in accordance with ASC 470. The 2022 Convertible Notes contain multiple embedded features, none of which are expected to be accounted for as embedded derivative liabilities in accordance with ASC 815.

(4)	Reflects the payment of $12.3 million of transaction costs incurred by Complete Solaria and FACT in connection with the Business Combination. The transaction costs include:

•

The payment for expenses incurred by Complete Solaria in conjunction with the business combination are reflected as corresponding adjustment of $1.0 million to accounts payable for amounts which had been incurred prior to and unpaid as of December 31, 2022.

•	The payment of $0.8 million, representing estimated expenses to be incurred by Complete Solaria subsequent to December 31, 2022, and is reflected as an adjustment to additional paid-in capital.

•

The payment of $3.4 million, representing estimated expenses to be incurred by FACT subsequent to December 31, 2022, is as an expense of the pre-combination entity and reflected as an adjustment to accumulated deficit.

•

The payment for expenses incurred by FACT in conjunction with the Business Combination is reflected as a corresponding adjustment of $4.7 million to accounts payable for amounts which had been incurred prior to and unpaid as of December 31, 2022.

•

The payment for expenses incurred by FACT in conjunction with the Business Combination is reflected as a corresponding adjustment of $3.0 million to deferred underwriters’ discount payable for amounts which had been incurred prior to and unpaid as of December 31, 2022

(5)

Reflects the repayment of the Sponsor working capital loans of $1.2 million. On February 28, 2023, FACT issued an additional unsecured promissory note in the amount of up to $2.1 million to the Sponsor. Such promissory note bears no interest and is payable in full upon the consummation of Business Combination. Accordingly, no pro forma adjustment was required.

(B)	Reflects adjustments to the cash held in Trust Account of $349.9 million.

Represents adjustments to FACT’s historical balance sheet to reflect the following (in thousands):

Reflects the Extension Amendment Redemptions of $235.9 million as described in Note A	$(235,887)
Reflects the proceeds from the February 2023 FACT Note of $1.2 million in conjunction with the approval of the Extension Amendment Proposal. The 2023 FACT Note bears no interest and is payable in full upon the consummation of the Business Combination	1,200

Total	$(234,687)

Represents pro forma Transaction Accounting Adjustments to cash held in the Trust Account to reflect the following (in thousands):

Reflects the reclassification of $114.0 million of cash held in the Trust Account prior to pro forma Transaction Accounting Adjustments as described in Note A	$(114,040)
Reflects the repayment of the February 2023 FACT Note of $1.2 million, which is payable in full upon the consummation of the Business Combination	(1,200)

Total	$(115,240)

(C)	Represents pro forma adjustments to convertible notes to reflect the following (in thousands):

Reflects the repayment of the Sponsor working capital loans of $1.2 million, which had a fair value of $0.8 million as of December 31, 2022. The difference between the fair value and the repayment amount is recorded at $0.4 million within accumulated deficit.	$(829)
Reflects the conversion of principal and accrued interest related to the 2022 Convertible Notes, which convert into Complete Solaria Common Stock immediately prior to the Closing.	(3,434)
Reflects the conversion of principal and accrued interest related to the 2022 Convertible Notes due to related parties, which convert into Complete Solaria Common Stock immediately prior to the Closing	(15,510)

Total	$(19,773)

The 2022 Convertible Notes will convert into 3,983,998 shares of New Complete Solaria Common Stock and are recorded as additional paid in capital as described in Note I.

(D)

Reflects exchange of Complete Solaria Preferred Stock warrants into New Complete Solaria Warrants, pursuant to terms of the Business Combination. Complete Solaria Preferred Stock warrants were previously contingently puttable or redeemable, resulting in Complete Solaria classifying such warrants as liabilities in its historical financial statements. New Complete Solaria has concluded that the New Complete Solaria Warrants exchanged for Complete Solaria Preferred Stock warrants are equity-classified warrants and the adjustment reflects reclassification of the warrants from liability to additional paid-in capital, as noted in Note J below.

(E)	Reflects the repayment of $3.0 million of deferred underwriting fees incurred during FACT’s IPO due upon completion of the Business Combination.

(F)	Represents the issuance of 28,493,952 shares of New Complete Solaria Common Stock at par value of $0.0001 per share upon the Business Combination in exchange for 34,311,133 outstanding shares of

Complete Solaria Preferred Stock. Refer to the section titled “Comparative Historical and Unaudited Pro Forma Per Share Financial Information” for the table that reconciles the total issuance of New Complete Solaria Common Stock to be issued to Complete Solaria Shareholders.

The unaudited pro forma condensed combined balance sheet reflects the conversion with a corresponding increase of $155.6 million to additional paid-in capital, as noted in Note K below.

(G)	Reflects pro forma adjustments to FACT Class A Ordinary Shares to reflect the following (in thousands):

Redemption of 23,256,504 FACT Class A Ordinary Shares at $10.14 per share as part of the Extension Amendment Redemptions	$(235,887)
Reclassification of $114.0 million related to FACT Class A Ordinary Shares, subject to possible redemption, from mezzanine equity to permanent equity, assuming no redemption. The unaudited pro forma condensed combined balance sheet reflects the reclassification with a corresponding increase of $114.0 million to additional paid-in-capital, as noted in Note J below and an increase of less than $0.1 million to New Complete Solaria Common Stock, as noted in Note I below	(114,040)

Total	$(349,927)

(H)

Reflects the reclassification of FACT Class B Ordinary Shares to New Complete Solaria Common Stock. In conjunction with the Domestication, (i) each then issued and outstanding FACT Class A Ordinary Share will convert automatically, on a one-for-one basis, into a share of New Complete Solaria Common Stock, (ii) each then issued and outstanding FACT Class B Ordinary Share will convert automatically, on a one-for-one basis, into a share of New Complete Solaria Common Stock, and (iii) each then issued and outstanding warrant of FACT will convert automatically into a warrant to acquire one share of New Complete Solaria Common Stock.

(I)	Represents pro forma adjustments to New Complete Solaria Common Stock balance to reflect the following (in thousands):

Recapitalization of Complete Solaria Preferred Stock and Complete Solaria Common Stock to New Complete Solaria Common Stock	$4
Reclassification of FACT Class A Ordinary Shares subject to redemption, assuming no redemption, to permanent equity	1
Conversion of FACT Class B Ordinary Share to New Complete Solaria Common Stock in connection with the Business Combination	1

Total	$6

(J)	Represents pro forma adjustments to the additional paid-in capital balance to reflect the following (in thousands):

Conversion of Complete Solaria Preferred Stock to New Complete Solaria Common Stock	$155,627
Reclassification of FACT Class A Ordinary Shares subject to redemption, assuming no redemptions, to permanent equity	114,039
Reduction in additional paid-in capital for acquisition related expenses	(1,913)
Elimination of FACT’s historical accumulated deficit	21,306
Recapitalization of Complete Solaria Preferred Stock and Complete Solaria Common Stock to New Complete Solaria Common Stock	(1)
2022 Convertible Notes (including $11.0 million of 2022 Convertible Notes raised in February 2023)	29,945
Reclassification of Complete Solaria liability classified warrants to New Complete Solaria equity classified warrants	14,152

Total	$290,542

(K)	Represents pro forma adjustments to retained earnings (accumulated deficit) balance to reflect the following (in thousands):

Reclassification of FACT’s historical accumulated deficit to additional paid-in capital in connection with the consummation of the Business Combination	$21,306
Estimated transaction costs of FACT to be incurred subsequent to December 31, 2022	(3,361)
Reflects the repayment of the Sponsor working capital loans of $1.2 million, which had a fair value of $0.8 million as of December 31, 2022. The difference between the fair value and the repayment amount is recorded within accumulated deficit	(396)
Reflects the loss upon extinguishment of the long-term debt in CS Solis, which is associated with the write off of the unamortized debt discount as of December 31, 2022	(2,828)

Total	$14,721

(L)	Represents pro forma adjustments to long-term debt in CS Solis balance to reflect the following (in thousands):

Reflects the repayment of long-term debt in CS Solis	$28,033
Reflects the impact to accumulated deficit associated with the early extinguishment of long-term debt in CS Solis. The loss on extinguishment is equal to the unamortized debt discount as of December 31, 2022	(2,828)

Total	$25,204

(M)

Represents additional pro forma adjustments from the Assuming Maximum Redemptions scenario. The maximum amount of redemptions assumed is 11,243,496 shares at a price of $10.14 per share, which includes the $10.00 stated redemption price and the pro rata share of the interest income earned, resulting in a reduction to additional paid-in capital of $114.0 million. Under the Assuming Maximum Redemptions scenario, Complete Solaria would not repay the long-term debt in CS Solis, which is due and payable in February 2025. This results in an adjustment to increase long-term debt in CS Solis by $25.2 million and to increase accumulated deficit by $2.8 million, associated with the interest expense recognized in 2022. The pro forma adjustments of the long-term debt in CS Solis are described in Note L above. The impact of the $114.0 million from Public Shareholder redemptions and not repaying $28.0 million in long-term debt in CS Solis results in a decrease in cash and cash equivalents of $86.0 million under the Assuming Maximum Redemptions scenario.

(N)

Represents the amount paid to FACT Public Shareholders who are assumed to exercise redemption rights under the Assuming $70 million in Trust Account scenario. The amount of redemptions assumed is 4,342,063 shares at a price of $10.14 per share, resulting in a reduction of $44.0 million to cash and cash equivalents and additional paid-in capital.

(O)	Represents the reclass of deferred offering costs from prepaid expenses and other current assets to additional paid-in capital.

(P)

Represents the adjustment to accounts payable for $5.7 million of transaction costs to be repaid at the Closing. Amounts include $1.0 million and $4.7 million recorded as of 12/31/22 by Complete Solaria and FACT, respectively, as described in Note A above.

(Q)	Reflects the adjustment to notes payable in related to the repayment of the February 2023 FACT Note upon the consummation of the Business Combination as described in Note B.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2021, and the year ended December 31, 2022 are as follows:

(AA)	Represents pro forma adjustments to cost of sales to reflect the following (in thousands):

Reflects the intangible assets amortization expense resulting from the fair value adjustments recognized for intangible assets of developed technology acquired in the Required Transaction for the year ended December 31, 2022	$1,058
Represents change in stock-based compensation expense, related to stock options replaced by Complete Solaria to Solaria employees, that are recognized ratably over the post-combination period	83

Total	$1,141

(BB)	Represents pro forma adjustments to sales and marketing expenses to reflect the following (in thousands):

Reflects the intangible assets amortization expense resulting from the fair value adjustments recognized for intangible assets of customer relationships and trademarks acquired in the Required Transaction for the year ended December 31, 2022	$1,411
Represents change in stock-based compensation expense, related to stock options replaced by Complete Solaria to Solaria employees, that are recognized ratably over the post-combination period	229

Total	$1,640

(CC)

Represents changes in stock-based compensation expense, related to stock options replaced by Complete Solaria to Solaria employees, that are recognized ratably over the post-combination period. The pro forma adjustments are $1.2 million for the year ended December 31, 2022.

(DD)	Reflects the elimination of historical investment income earned on FACT’s Trust Account. The pro forma adjustments are $(4.8) million for the year ended December 31, 2022.

(EE)	Reflects the elimination of change in fair value on Complete Solaria’s Preferred Stock warrant liability. The pro forma adjustments are $5.2 million for the year ended December 31, 2022.

(FF)

Reflects interest expense of $3.7 million incurred in connection with long-term debt in CS Solis, LLC for the year ended December 31, 2022. New Complete Solaria is expected to repay such investment in either the Assuming Minimum Redemptions scenario or Assuming $70 million in Trust Account scenario. New Complete Solaria is also expected to recognize as an extinguishment loss $2.8 million as a result of the repayment, as further discussed in Note M to the unaudited pro forma condensed combined balance sheet. Such extinguishment loss is not separately reflected in unaudited pro forma condensed combined statement of operations as the debt will not have an impact on New Complete Solaria under the aforementioned redemption scenarios, assuming the Business Combination had been completed as of January 1, 2022. The adjustment additionally reflects interest expense of $0.2 million associated with the 2022 Convertible Notes, which was assumed in the Required Transaction and will be converted New Complete Solaria Common Stock upon the Close of the Business Combination.

(GG)	Reflects change in fair value on FACT promissory note. The pro forma adjustments are $0.2 million for the year ended December 31, 2022.

Note 4 — Earnouts

Sponsor Earnout Shares

Following the Closing, 40% of the shares of New Complete Solaria Common Stock held by the Sponsor as of the Closing Date will become unvested and subject to price-based vesting and forfeiture (“Sponsor Earnout Shares”). All of the Sponsor Earnout Shares will vest and be released at such time as the volume weighted average price of New Complete Solaria Common Stock is greater than $20.00 per share for twenty (20) days in any thirty (30) consecutive trading day period following the Closing Date. If the Sponsor Earnout Shares are not vested in the 36 month period following the Closing Date, all shares will be forfeited and cancelled.

The Sponsor Earnout Shares are subject to price-based vesting and were evaluated under ASC Topic 480, Distinguishing Liabilities from Equity, to determine if the earnout award agreement should be classified as a liability. As part of the analysis, it was determined that the earnout shares are freestanding and not liability classified. It was next evaluated whether the earnout shares represented a derivative instrument pursuant to ASC Topic 815, Derivatives and Hedging. Paragraph ASC 815-10-15-74(a) states that a reporting entity shall not consider contracts that are both (a) indexed to an entity’s own stock and (b) classified in stockholders’ equity in its statement of financial position to be derivative instruments. In order to conclude that the earnout shares meet this scope exception and whether they should be accounted for as equity under ASC 815-40, it was evaluated whether the earnout shares meet both of these requirements. The earnout shares qualify to be classified within equity and the accounting for the earnout shares is a reclassification within additional paid-in capital. As such, no pro forma adjustment is recorded associated with the Sponsor Earnout Shares.

Note 5 — Net Loss Per Share

Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination, and other related events, assuming such additional shares were outstanding since January 1, 2022. As the Business Combination and other related are being reflected as if they had occurred as of January 1, 2022, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares issued in connection with the Business Combination, other related events have been outstanding for the entire periods presented. Under the Assuming Maximum Redemptions scenario, the shares of New Complete Solaria Common Stock assumed to be redeemed by FACT Public Shareholders are eliminated as of January 1, 2022.

	For the year ended December 31, 2022
	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming $70M in Trust Account
	(in thousands, except share and per share data)
Pro forma loss attributable to New Complete Solaria Stockholders	$(58,311)	$(61,962)	$(58,311)
New Complete Solaria Common Stock
Weighted average shares outstanding – basic and diluted	59,468,740	47,225,244	55,119,000
Net loss per share – basic and diluted	$(0.98)	$(1.31)	$(1.06)

The following summarizes the number of shares of New Complete Solaria Common Stock outstanding under the three redemption scenarios for the year ended December 31, 2022:

	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming $70M in Trust Account
New Complete Solaria Stockholders	38,460,389	38,460,389	38,460,389
Equity Classified penny warrants of Complete Solaria	4,540,855	4,540,855	4,540,855
FACT Public Shareholders	11,243,496	—	6,893,756
Sponsor and affiliates	5,224,000	4,224,000	5,224,000
Pro forma weighted average shares outstanding — basic and diluted	59,468,740	47,225,244	55,119,000

Each Scenario above:

(1)

Excludes approximately 6.2 million shares of New Complete Solaria Common Stock which remain reserved for options outstanding. At the Closing, Complete Solaria options will be converted into New Complete Solaria options, upon substantially the same terms and conditions as in effect with respect to the corresponding Complete Solaria option.

(2)

Excludes approximately 5.2 million shares of New Complete Solaria Common Stock which remain reserve for warrants outstanding. At the Closing, Complete Solaria warrants will be converted into New Complete Solaria Warrants, upon substantially the same terms and conditions as in effect with respect to the corresponding Complete Solaria warrants.

(3)

Includes 4.0 million shares related to 2022 Convertible Notes, which, prior to the Closing, will convert into Complete Solaria Common Stock, and will convert into New Complete Solaria Common Stock upon the Closing.

(4)

Does not reflect the transfer of 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) by the Sponsor to Polar Multi-Strategy Master Fund at Closing pursuant to the Polar Subscription Agreement, as set forth in the section titled “Beneficial Ownership of Securities.”

The following potential outstanding securities were excluded from the computation of pro forma net loss per share, basic and diluted, because their effect would have been anti-dilutive or issuance of such shares is contingent upon the satisfaction of certain conditions which are not satisfied as of the period end for pro forma presentation purposes.

	Assuming Minimum Redemptions	Assuming Maximum Redemptions	Assuming $70M in Trust Account
Sponsor Earnout Shares	3,401,000	3,401,000	3,401,000
Public Warrants	8,625,000	8,625,000	8,625,000
Private Placement Warrants in Connection with Promissory Notes held by the Sponsor and its affiliates	883,333	883,333	883,333
Private Placement Warrants	6,266,667	6,266,667	6,266,667
Options (unvested and vested)	6,156,290	6,156,290	6,156,290
Warrants (non-penny warrants)	612,899	612,899	612,899

INFORMATION ABOUT FACT

References in this section to “we,” “our,” or “us” refer to Freedom Acquisition I Corp.

Introduction

We are a blank check company incorporated in the Cayman Islands on December 23, 2020 formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. We reviewed a number of opportunities to enter into an initial business combination with one or more operating businesses and entered into the Business Combination Agreement on October 3, 2022. We intend to effectuate the Business Combination using cash derived from the proceeds of the IPO and the sale of the FACT Private Placement Warrants, our shares, debt or a combination of cash, shares and debt.

Initial Business Combination

FACT has neither engaged in any operations nor generated any revenue to date. Based on FACT’s business activities, FACT is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

On March 2, 2021, FACT completed the IPO of 34,500,000 units at a price of $10.00 per unit, with each unit consisting of one Class A Ordinary Share and one-fourth of one redeemable warrant, with each whole warrant entitling the holder thereof to purchase one Class A Ordinary Share at a price of $11.50, raising total gross proceeds of approximately $345,000,000. Since the IPO, FACT’s activity has been limited to the search and evaluation of business combination candidates. Substantially concurrently with the completion of the IPO, FACT consummated the sale of 6,266,667 private placement warrants at a price of $1.50 per private placement warrant in a private placement to the Sponsor, generating gross proceeds of $9,400,000. The private placement warrants are identical to the warrants included in the units sold in the IPO, except that, so long as they are held by their initial purchasers or their permitted transferees, (i) they will not be redeemable by FACT, (ii) they (including the shares of Class A Ordinary Shares issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after FACT completes its initial business combination, (iii) they may be exercised by the holders on a cashless basis and (iv) they will be entitled to registration rights.

Upon the closing of the IPO and the private placement warrants, $345 million was placed in a Trust Account maintained by Continental, acting as trustee. Except for the withdrawal of interest to pay taxes, the Articles of Association provides that none of the funds held in trust will be released from the Trust Account until the earlier of (i) the completion of an initial business combination; (ii) the redemption of any of the Public Shares properly submitted in connection with a shareholder vote to amend FACT’s Amended Charter (A) to modify the substance or timing of FACT’s obligation to redeem 100% of the Public Shares if it does not complete its initial business combination by September 2, 2023 or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) the redemption of FACT’s Public Shares if it is unable to complete its initial business combination by September 2, 2023, subject to applicable law. The proceeds held in the Trust Account may only be invested in U.S. “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.

The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of December 31, 2022, FACT had cash outside the Trust Account of $72,923 in its operating bank accounts, $349,927,313 in marketable securities held in the Trust Account to be used for a business combination, or to repurchase or redeem its stock in connection therewith, and a working capital deficit of $2,793,048.

Effecting a Business Combination

Fair Market Value of Target Business

Pursuant to NYSE listing rules, the target business or businesses that we acquire must collectively have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (less any deferred underwriting commissions and taxes payable on interest earned) at the time of the execution of a definitive agreement for our initial business combination. The fair market value of the target or targets will be determined by the FACT Board based upon one or more standards generally accepted by the financial community, such as discounted cash flow valuation or value of comparable businesses. Our shareholders will be relying on the business judgment of the FACT Board, which will have significant discretion in choosing the standard used to establish the fair market value of the target or targets, and different methods of valuation may vary greatly in outcome from one another. As discussed in the Section titled “The Business Combination Proposal—Satisfaction of 80% Test,” the FACT Board determined that this test was met in connection with the Business Combination.

Shareholder Approval of the Business Combination

We are seeking shareholder approval of the Business Combination at the Shareholder Meeting to which this proxy statement/prospectus relates and, in connection with such meeting, holders of FACT Public Shares may redeem their shares for cash. The Public Shareholders will be entitled to redeem their FACT Public Shares, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the Closing of the Business Combination (initially $10.15 per FACT Public Share), including interest (which interest shall be net of taxes payable), divided by the number of then issued and outstanding Public Shares, subject to certain limitations as described in this proxy statement/prospectus. The per-share amount to be distributed to the Public Shareholders who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. There will be no redemption rights upon the completion of a Business Combination with respect to the FACT Public Warrants.

Such redemption rights will be effected under the Articles of Association and the DGCL. The Sponsor, the parties thereto, including the FACT Initial Shareholders (together, the “Sponsor Signatories”), and Complete Solaria entered into the Sponsor Support Agreement pursuant to which, among other things, the Sponsor Signatories have agreed to, among other things (i) vote in favor of the Business Combination Agreement and the transactions contemplated by the Business Combination Agreement, (ii) not redeem their FACT Ordinary Shares, (iii) from and after the Closing, vote all of their shares of common stock of New Complete Solaria in favor of the First Sponsor Designee for election to the board of directors of New Complete Solaria at each of the first three annual meetings of the stockholders of New Complete Solaria, and (iv) be bound by certain other agreements and covenants related to the Business Combination, including vesting and forfeiture restrictions with respect to certain shares held by the Sponsor. The Sponsor Support Agreement was entered into as an inducement for FACT and Complete Solaria to enter into the Business Combination Agreement, and consideration was not provided to the Sponsor Signatories in exchange for entering into the Sponsor Support Agreement.

Extension of Time to Complete a Business Combination

Prior to the Extension Articles Amendment, FACT’s amended and restated memorandum and articles of association required that FACT consummate its initial business combination by March 2, 2023. On February 28, 2023, FACT held the Extension Meeting, at which FACT shareholders approved the Extension Articles Amendment Proposal and the Trust Amendment Proposal. On March 1, 2023, FACT filed the Extension Articles Amendment with the Cayman Islands Registrar of Companies. In connection with the Extension, public shareholders properly elected to redeem an aggregate of 23,256,504 Class A Ordinary Shares at a redemption price of $10.21 per share, for an aggregate redemption amount of approximately $237,372,952. After giving effect to the Extension Amendment Redemptions, approximately $115,959,374 (including the contribution by FACT of an additional $1,200,000 in connection with the approval of the Extension Amendment Proposal) remained in the Trust Agreement as of March 2, 2023 and 11,243,496 Class A Ordinary Shares remain outstanding.

Limitations on Redemptions

Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A Ordinary Shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Class A Ordinary Shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of the IPO, in order to, among other reasons, satisfy such minimum cash requirements.

Redemption of Class A Ordinary Shares and Liquidation if No Initial Business Combination

The Articles of Association provide that we have from the closing of the IPO until September 2, 2023 (or a later date if approved by FACT’s shareholders pursuant to the Articles of Association as set forth herein) to complete our initial business combination (“Combination Period”). If we are unable to complete our initial business combination within the Combination Period, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish the Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the FACT Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and in all cases subject to the other requirements of applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the Combination Period.

Our Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to any Founder Shares held by them if we fail to complete our initial business combination within the Combination Period. However, if our Sponsor or management team acquire Class A Ordinary Shares in or after the IPO, they will be entitled to liquidating distributions from the Trust Account with respect to such Public Shares if we fail to complete our initial business combination by the Combination Period.

Our Sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to the Articles of Association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Class A Ordinary Shares if we do not complete our initial business combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, unless we provide our Public Shareholders with the opportunity to redeem their Class A Ordinary Shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes, divided by the number of then outstanding Public Shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $169,558 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay income taxes on interest income earned on the Trust Account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of the IPO and the sale of the FACT Private Placement Warrants, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by Public Shareholders upon our dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our Public Shareholders. We cannot assure you that the actual per-share redemption amount received by Public Shareholders will not be substantially less than $10.00. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our Public Shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Marcum LLP, our independent registered public accounting firm, and the underwriter of the IPO will not execute agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our Sponsor to reserve for such indemnification obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our Sponsor’s only assets are securities of FACT. Therefore, we cannot assure you that our Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for our initial business combination and redemptions could be reduced to less than $10.00 per Public Share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your Public Shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the Trust Account are reduced below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.00 per share due to reductions in the value of the trust assets, in each case less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per share.

We will seek to reduce the possibility that our Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. Our Sponsor will also not be liable as to any claims under our indemnity of the underwriter of the IPO against certain liabilities, including liabilities under the Securities Act. We will have access to up to approximately $             from the proceeds of the IPO with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our Trust Account could be liable for claims made by creditors. In the event that our offering expenses exceed our estimate of $            , we may fund such excess with funds from the funds not to be held in the Trust Account. In such case, the amount of funds we intend to be held outside the Trust Account would decrease by a corresponding amount. Conversely, in the event that the offering expenses are less than our estimate of $            , the amount of funds we intend to be held outside the Trust Account would increase by a corresponding amount.

If we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, we cannot assure you we will be able to return $10.00 per share to our Public Shareholders. Additionally, if we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, the FACT Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying Public Shareholders from the Trust Account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our Public Shareholders are entitled to receive funds from the Trust Account only (i) in the event of the redemption of our Public Shares if we do not complete our initial business combination within the Combination Period; (ii) in connection with a shareholder vote to amend the Articles of Association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our Public Shares if we do not complete our initial business combination within the Combination Period or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the Trust Account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above. These provisions of the Articles of Association, like all provisions of the Articles of Association, may be amended with a shareholder vote.

Employees

We currently have one officer, Adam Gishen. These individuals are not obligated to devote any specific number of hours to our matters, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full-time employees prior to the completion of our initial business combination.

Facilities

We currently utilize office space at 14 Wall Street, 20th Floor, New York, 10005. We consider our current office space adequate for our current operations.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacities as such.

Periodic Reporting and Audited Financial Statements

We registered the FACT Public Units, FACT Public Shares and FACT Public Warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports contain financial statements audited and reported on by our independent registered public accountants.

We are required to evaluate our internal control procedures for the fiscal year ending December 31, 2021 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Cayman Islands Companies Act. As an exempted company, we applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds $700,000,000 as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Directors and Executive Officers

Our current directors and officers are as follows:

Name	Age	Position
Adam Gishen	48	Chief Executive Officer, Board Observer
Tidjane Thiam	60	Executive Chairman
Edward Zeng	60	Director
Noreen Doyle	73	Director
William Janetschek	61	Director
Nell Cady-Kruse	61	Director

Adam Gishen

Adam Gishen has served as our Chief Executive Officer since February 2021 and serves as one of our initial board observers. From 2015 to 2020, Mr. Gishen served in several senior roles at Credit Suisse Group AG, including Global Head of Investor Relations, Corporate Communications and Marketing and Branding. Prior to 2015, Mr. Gishen was a partner at Ondra Partners, a financial advisory firm and previous to this worked as a Managing Director at Nomura and at Lehman Brothers in the area of Equity Capital Markets. Mr. Gishen graduated from the University of Leeds.

Tidjane Thiam

Tidjane Thiam has served as our Executive Chairman since inception. In 2021, Mr. Thiam was appointed Chairman of Rwanda Finance Limited. He also serves as a Director and Chair of the Audit Committee of Kering S.A., the French luxury group. Mr. Thiam is also a Special Envoy on Covid 19 for the African Union. From 2015 to 2020, Mr. Thiam was Chief Executive Officer of Credit Suisse Group AG. From 2014 to 2019, Mr. Thiam was a Director of 21st Century Fox and served on its Nominating and Corporate Governance Committee. Mr. Thiam previously served at Prudential plc, a global insurance company based on London, as the Group Chief Executive from 2009 to 2015, a Director from 2008 to 2015 and Group Chief Financial Officer from 2008 to 2009. Mr. Thiam holds an MBA from INSEAD and graduated from École Nationale Supérieure des Mines de Paris in 1986 and from École Polytechnique in Paris in 1984.

Edward Zeng

Edward Zeng has served on our board of directors since June 6, 2022. Mr. Zeng is the Managing Director of China Bridge Capital, an independent investment bank, focusing on China-based, integrated financial bridge and emerging technologies, and with locations in China and the United States. Mr. Zeng has been a pioneer technological entrepreneur in China and has founded several internet-related Chinese companies, including Sparkice Inc., the first internet cafe chain store in China, and Qianlong.com, the first government-focused news website in China. Mr. Zeng has published over fifty academic papers and six monographs on a wide range of topics, including e-commerce, disruptive technologies and development. Mr. Zeng holds a B.A. in Applied Mathematics and a M.A. in Economic Management from Tsinghua University and a M.A. in Financial Economics from Toronto University.

Noreen Doyle

Noreen Doyle has served on our board of directors since our initial public offering. Ms. Doyle retired in April 2021 as Chair of the Board of Directors of Newmont Corporation, the world’s largest gold producer. She joined the Newmont Board in 2005 and since 2016 served as Chair of the Board and of the Nominating and Corporate Governance Committee. Previously she served as Chair of the Audit Committee. From 2004 to 2017, she served on the Board of Directors of Credit Suisse Group AG, including as Vice Chair and Senior Independent Director from 2014 to 2017. Ms. Doyle has also served on the boards of Rexam PLC and QinetiQ plc. In her executive career, Ms. Doyle was First Vice President of the European Bank for Reconstruction and Development (EBRD) from 2001 to 2005, having previously served as head of Risk Management and of Syndications. Prior to EBRD, Ms. Doyle was a senior officer at Bankers Trust Company (now Deutsche Bank) specializing in leveraged finance and natural resources. Ms. Doyle holds an MBA from Tuck School at Dartmouth, where she served on its Board of Overseers, and a B.A. from the College of Mount Saint Vincent, where she served on and chaired its Board of Trustees.

William Janetschek

William Janetschek has served on our board of directors since our initial public offering. Mr. Janetschek joined KKR in 1997 and retired in 2020 as a Partner and its Chief Financial Officer. Mr. Janetschek was also a member of KKR’s Balance Sheet Committee, Global Valuation Committee and Risk and Operations Committee. Prior to joining KKR, he was a Tax Partner at Deloitte & Touche LLP. Mr. Janetschek serves on the board of directors of Bilander Acquisition Corp. He also serves as a sponsor and member of a variety of non-profit organizations including Student Sponsor Partners and St. Brigid Catholic Church. Mr. Janetschek holds a M.S. from Pace University and a B.S. from St. John’s University, where he is now the Chairman of the Board of Trustees.

Nell Cady-Kruse

Nell Cady-Kruse has served on our board of directors since May 10, 2022. In addition, Ms. Cady-Kruse is an independent director and chairs the board risk committees for both Barclays US and Barclays Bank Delaware, and she also serves on the board of Varagon Capital Corp., and the Advisory Boards of Futurebank and No One Left Behind. Prior to board service, Ms. Cady-Kruse was most recently a senior global executive at Standard Chartered Bank, as global Chief Risk Officer, Wholesale Banking, retiring in 2014. Over her career, Ms. Cady-Kruse specialized in leveraged and acquisition finance, corporate credit and structured finance, portfolio management, private equity, and risk management & strategy, and worked at Bankers Trust, Credit Suisse, and Standard Chartered Bank. Ms. Cady-Kruse is a CFA Charterholder and holds a CIPM (Certificate in Investment Performance Measurement). She is a Leadership Fellow of the National Association of Corporate Directors and holds a Certificate in Cybersecurity Oversight from Carnegie Mellon Software Engineering Institute. Ms. Cady-Kruse has previously served on the boards of Bankers Trust of California, the Risk Management Institute of the National University of Singapore, and Young Enterprise London. Ms. Cady-Kruse holds a B.Sc. with Honors in Agricultural Economics from Cornell University and an MBA from Cornell University.

Number and Terms of Office of Officers and Directors

Our board of directors consists of four members and is divided into three classes with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first general meeting) serving a three-year term. In accordance with the NYSE corporate governance requirements, we are not required to hold an annual general meeting until one year after our first fiscal year end following our listing on the NYSE. Nell Cady-Kruse is the sole director in our first class of directors. The term of office of the second class of directors, consisting of Noreen Doyle and William Janetschek, will expire at the second annual general meeting. The term of office of the third class of directors, consisting of Tidjane Thiam and Edward Zeng, will expire at the third annual general meeting.

Only holders of FACT Class B Ordinary Shares will have the right to appoint or remove directors in any general meeting held prior to or in connection with the completion of our initial business combination. Holders of our Public Shares will not be entitled to vote on the appointment of directors during such time. These provisions of our amended and restated memorandum and articles of association relating to the rights of holders of Class B Ordinary Shares to appoint or remove directors may be amended by a special resolution passed by a majority of at least 90% of our ordinary shares voting in a general meeting. Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint officers as it deems appropriate pursuant to our amended and restated memorandum and articles of association.

Director Independence

The rules of the NYSE require that a majority of our board of directors be independent within one year of our IPO. An “independent director” is defined generally as a person who, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder, stockholder or officer of an organization that has a relationship with the company).

Our board of directors has determined that Noreen Doyle and William Janetschek, and Nell Cady-Kruseare “independent directors” as defined in the NYSE listing standards and applicable SEC rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Officer and Director Compensation

None of our officers or directors have received any cash compensation for services rendered to us. Commencing on the date that our securities are first listed on the NYSE through the earlier of consummation of our initial business combination and our liquidation, we pay our Sponsor $10,000 per month for office space, utilities, secretarial and administrative support services provided to members of our management team. We may elect to make payment of customary fees to members of the FACT Board for director service. In addition, our Sponsor, officers and directors, or any of their respective affiliates are being reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers or directors, or our or their affiliates. Any such payments prior to an initial business combination are made using funds held outside the Trust Account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating an initial business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, is paid by the company to our Sponsor, officers and directors, or any of their respective affiliates, prior to completion of our initial business combination.

After the completion of our initial business combination, directors or members of our management team who remain with us may be paid consulting or management fees from the combined company. All of these fees will be fully disclosed to shareholders, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed initial business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or members of management. It is unlikely the amount of such compensation will be known at the time of the proposed initial business combination, because the directors of the post-combination business will be responsible for determining officer and director compensation. Any compensation to be paid to our officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our officers and directors may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management’s motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our officers and directors that provide for benefits upon termination of employment.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Both our audit committee and our compensation committee will be composed solely of independent directors. Subject to phase-in rules, the rules of the NYSE and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of the NYSE require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter that has been approved by our board of directors and has the composition and responsibilities described below. The charter of each committee is available on our website at https://freedomac1.com/investor-resources/#resources/.

Audit Committee

The members of the audit committee are Noreen Doyle, Nell Cady-Kruse and William Janetschek. Mr. Janetschek serves as chair of the audit committee. Ms. Doyle, Ms. Cady-Kruse and Mr. Janetschek are not affiliated with the Sponsor. As required under NYSE listing standards and applicable SEC rules, all the directors on the audit committee are independent. Ms. Doyle, Ms. Cady-Kruse and Mr. Janetschek are financially literate and our board of directors has determined that Mr. Janetschek qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the purpose and principal functions of the audit committee, including:

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assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•	pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the registered public accounting firm has with us in order to evaluate their continued independence;

•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

The members of the compensation committee are Noreen Doyle, Nell Cady-Kruse and William Janetschek. Ms. Cady-Kruse serves as chair of the compensation committee. As required under NYSE listing standards, all the directors on the compensation committee are independent.

We have adopted a compensation committee charter, which details the purpose and responsibilities of the compensation committee, including:

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reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer’s based on such evaluation;

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reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, as indicated above, other than the payment to an affiliate of our sponsor of up to $10,000 per month, for up to 24 months, for office space, utilities, secretarial and administrative support, other expenses and obligations of our sponsor and reimbursement of expenses, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of an initial business combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the NYSE and the SEC.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are Noreen Doyle, Nell Cady-Kruse and William Janetschek. Ms. Doyle serves as chair of the nominating and corporate governance committee. As required under NYSE listing standards, all the directors on the nominating and corporate governance committee are independent.

We have adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

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identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board of directors, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting or to fill vacancies on the board of directors;

•	developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm’s fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our Public Shares will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on the FACT Board.

Code of Business and Ethics

We have adopted a Code of Business Conduct and Ethics applicable to our directors, officers and employees. You can review this document by accessing our public filings at the SEC’s web site at www.sec.gov. In addition, a copy of the Code of Business Conduct and Ethics and the charters of the committees of our board of directors are provided on our website at https://freedomac1.com. If we make any amendments to our Code of Business Conduct and Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or NYSE rules, we will disclose the nature of such amendment or waiver on our website.

BUSINESS OF COMPLETE SOLARIA, INC.

The following discussion reflects the business of Complete Solaria, Inc. (“Complete Solaria”), as currently embodied by each of Complete Solaria and Solaria. “We”, “us” and “our” generally refer to New Complete Solaria following the Closing of the Business Combination unless the context specifically refers to Complete Solaria or Solaria as previously standalone entities. For the purposes of this section, the term “investors” refers to private investors in our existing products, and not to our Public Shareholders.

Our Mission

Our mission is to deliver energy-efficient solutions to homeowners and small to medium size businesses that allow them to lower their energy bills while reducing their carbon footprint. With a strong technology platform, financing solutions, and aesthetically pleasing high-performance solar modules, Complete Solaria has created a unique, end-to-end offering that delivers a best-in-class customer experience. With installation partners in 47 states in the United States and 13 countries in Europe, Complete Solaria is building an international brand for solar energy. Complete Solaria’s relentless drive to expand the accessibility of solar energy is underpinned by its vision: to create a global society powered by the sun.

Business Overview

In November 2022, Complete Solar, Inc. (“Complete Solar”) and The Solaria Corporation (“Solaria”) merged to form Complete Solaria Complete Solaria combines two complementary businesses: Solaria, a seller of premium solar modules through a national network of installers, and Complete Solar, a residential solar sales and fulfillment company. The combination of these two companies establishes Complete Solaria as a full, renewable energy system operator with compelling customer offerings, advanced technology, financing solutions, and project fulfillment that enables Complete Solaria to sell more products across more geographies in the United States and Europe.

Solaria Overview

Founded in 2000, Solaria is a provider of premium residential solar modules. Solaria was one of the early innovators of next-generation solar modules and has more than 250 issued patents and pending patent applications. Solaria’s patented module layout connects solar cell strips into shingled, high density sub-strings and modules, eliminating gaps and busbars. This results in increased power output and reliability, better shade tolerance, and superb aesthetics. Solaria’s business model leverages asset-light manufacturing with third-party contract manufacturers, to produce its solar modules utilizing Solaria’s proprietary intellectual property. This scalable model produces Solaria’s differentiated solar modules but also limits total capital expenditures, enables Solaria to quickly expand its capacity to respond to changes in demand, and benefits from the cost structure of its partners, who operate at scales greater than one gigawatt of module manufacturing capacity. While Complete Solaria has one gigawatt of module manufacturing capacity distributed across its third-party manufacturers, this manufacturing capacity is not exclusively devoted to Complete Solaria. Complete Solaria’s contract manufacturers may produce products for other companies, provided that the manufacturers do not use Complete Solaria’s panel specifications or intellectual property when working with other parties.

Solaria’s aesthetically pleasing premium solar modules drive a strong brand and loyalty among solar installers, Solaria’s customers. Solaria sells its modules through distributers to a network of 1,000+ installers, called the Pro Partner Network (“PPN”), who in turn contract with residential customers to “go solar” using Solaria modules. The PPN is present in 47 states in the United States and 13 countries in Europe.

Complete Solar Overview

Founded in 2010, Complete Solar created a technology platform to offer clean energy products to homeowners by enabling a national network of sales partners and build partners. Complete Solar’s sales partners generate solar installation contracts with homeowners on behalf of Complete Solar. To facilitate this process, Complete Solar provides the software tools, sales support, financing products, and brand identity to its sales partners, making them competitive with national providers. This turnkey solution makes it easy for anyone to sell solar.

Complete Solar fulfills its customer contracts by engaging with local construction specialists. Complete Solar manages the customer experience and completes all pre-construction activities prior to delivering build-ready projects including hardware, engineering plans, and building permits to its builder partners. Complete Solar manages and coordinates this process through its proprietary HelioTrackTM software system.

In addition to its core business, Complete Solar began selling design, proposal, and engineering services. Powered by its HelioQuoteTM software system. Complete Solar provides residential solar system designs, proposals, and CAD drawing sets to existing sales partners as well as other residential solar companies regardless of whether they participate as either sales partners or builder partners. In doing so, Complete Solar seeks to power the entire solar power industry.

Complete Solaria

The combined scalable operating platform of Solaria together with Complete Solar creates a number of unique advantages. First, Solaria’s PPN has the opportunity to become builder partners for Complete Solar, thereby enhancing Complete Solaria’s installation capacity and geographic coverage. Second, Solaria plans to increase its offerings to the PPN by bundling software, design, and engineering services with its premium hardware products for greater revenue and increased share of customer spending. Third, Complete Solar has more reliable access to high-quality Solaria modules at lower cost. Complete Solaria will control the end-to-end customer experience from hardware design and production, to sales and installation, long term system maintenance, and future product sales.

Revenue Model

Complete Solaria aligns its current products into three general categories: Solar System Sales, Solar Module Sales, and Software Enhanced Services.

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Solar System Sales: Complete Solaria sells solar systems to homeowners and small commercial customers through third party sales partners. Complete Solaria manages every aspect of project management for those contracts before ultimately contracting with builder partners to complete the construction of the solar systems. This residential solar platform provides homeowners with simple pricing for solar energy that provides significant savings to traditional utility energy. Homeowners are given flexibility to choose from a wide array of system features and financing options that best meet their needs. By delivering the best matched products and a best-in-class customer experience, Complete Solaria establishes valuable customer relationships that can extend beyond the initial purchase of the solar energy system and provides the company with opportunities to offer additional products and services in the future.

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Solar Module Sales: Complete Solaria sells high-power solar modules through distribution channels and the PPN. The company offers a 30-year power production warranty. The all-black modules are TÜVRheinland and UL certified and on the approved vendor lists of many major U.S. solar financing firms.

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Software Enhanced Services: The HelioQuoteTM software system is provided to existing sales partners and other participants in the solar industry and powers our sales of residential solar designs, proposals, and engineering services.

Certain future revenue opportunities may also exist for Complete Solaria, particularly for products or services promoted through the Pro Partner Network. One such product of particular interest to the company is a solar financing vehicle for consumers called a power purchase agreement, also known as a “PPA”. By partnering with a PPA provider such as Sunrun or Sunnova or by raising capital and administering an independent PPA program, Complete Solaria could potentially bundle its solar modules with the PPA financing that would then be sold through the Pro Partner Network to homeowners. Complete Solaria would earn a revenue and margin from the module sales as well as from the facilitation of the PPA. While the company currently offers PPAs from SunRun and other providers through its Solar System Sales revenue category, it does not currently have an agreement with any PPA providers to offer PPAs to or through the Pro Partner Network. Furthermore, the company does not have an executed agreement with any PPA investors to administer an independent PPA program.

Technology Innovation

Since inception, Complete Solaria has continued to invest in a platform of services and tools to enable large scale operations for Sales and builder partners. The platform incorporates processes and software solutions that simplify and streamline design, proposals, and project management throughout the lifecycle of a residential solar project. The platform empowers new market entrants and smaller industry participants with its plug-and-play capabilities. The ecosystem Complete Solaria has built provides broad reach, positioning Complete Solaria for sustained and rapid growth through a capital efficient business model. The network of partners continues to expand today.

Differentiation and Operating Results

Delivering a differentiated customer experience is core to Complete Solaria’s strategy. It emphasizes a customized solution, including a design specific to each customer’s home and pricing configurations that typically drive both customer savings and value. Developing a trusted brand and providing a customized solar service offering resonates with customers who are accustomed to a traditional residential power market that is often overpriced and lacking in customer choice.

Financing Solutions

Complete Solaria provides financing solutions to its end customers through third-party lease providers, power purchase agreement providers and loan providers.

Customers may lease a Complete Solaria solar system. The lease provider will purchase the solar system and the property owner will rent the solar system in exchange for the electricity the system produces.

Through a power purchase agreement, a third-party developer installs, owns, and operates a solar system on a customer’s property. The customer then purchases the system’s electric output for a predetermined period. A power purchase agreement allows the customer to receive stable and often low-cost electricity with no upfront cost, while also enabling the owner of the system to take advantage of tax credits and receive income from the sale of electricity.

Lastly, loan providers offer Complete Solaria’s end customers a loan to purchase solar systems, and then the customers will pay off the loan over a period of time.

Our Strategy

Complete Solaria’s strategy focuses on growing its revenues and expanding its margins by executing on the opportunities created from the merger of Complete Solar and Solaria. These opportunities are manifest in Complete Solaria’s three product categories: Solar System Sales, Solar Module Sales, and Software Enhanced Services.

Solar System Sales

Solar System Sales are full systems sold to homeowners and small to medium sized commercial businesses through Complete Solaria’s Sales Partner channels and fulfilled and installed by Complete Solaria and its builder partners.

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Increase revenue by expanding installation capacity and developing new geographic markets through Solaria pro partners—Select Solaria pro partners will become builder partners who will install Complete Solaria systems resulting from sales generated by Complete Solaria’s sales partners. By leveraging this network of skilled builders, Complete Solaria aims to increase its installation capacity in its traditional markets and expand its offering into new geographies throughout the United States. This will enable greater sales growth in existing markets and create new revenue in expansion markets.

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Increase revenue and margin by engaging national-scale sales partners—Prior to the formation of Complete Solaria, Complete Solar operated in 16 states. By expanding operations nationally, Complete Solaria will be able to offer a turnkey solar solution to prospective sales partners with a national footprint. These include electric vehicle manufacturers, national home security providers, and real estate brokerages. Complete Solaria expects to create a consistent offering with a single execution process for such sales partners throughout their geographic territories. These national accounts have unique customer relationships that will facilitate meaningful sales opportunities and low cost of acquisition to both increase revenue and improve margin.

Solar Module Sales

Solar modules are sold to pro partners throughout the United States, who in turn contract with residential customers to build solar systems utilizing Complete Solaria modules.

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Increase revenue by expanding its product line in order to capture greater share of wallet from pro partners—Solaria has built its brand by providing a premium product with superior aesthetics and greater power production than those provided by typical solar modules. As a premium product, Complete Solaria has enjoyed a premium price. However, most of its pro partners also purchase non-premium products from other manufacturers, which they offer to their non-premium segment customers. In the third quarter of 2022, Complete Solaria extended its product line by offering its PowerXTM solar panel. This is a “performance” module, or semi-premium product, that also incorporates some of the premium characteristics of its premium PowerXTTM product. By expanding its product line, Complete Solaria is addressing a wider range of customer needs and expects to capture a greater share of its existing pro partner solar module purchases.

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Increase revenue and margin by bundling software and services with solar module sales—Prior to merging with Solaria, Complete Solar sold service offerings, powered by the HelioQuoteTM software system, to solar companies as an extension of its primary business of Solar System Sales. These software enhanced service offerings include solar sales software, proposal writing services, and design, engineering and permitting services. At the scale of most solar companies, including most pro partners, it is more effective and cost efficient to purchase these services than to perform them in-house. As a combined entity, Complete Solaria expects to bundle these services with its module sales in order to increase its solar module sales and expand its high-margin software enhanced services offerings.

Software and Services

Software and services sales include access to Complete Solaria’s HelioQuoteTM sales proposal and system design software; proposal writing services that support field sales agents; and design, engineering, and permitting services that improve the operational effectiveness and cost efficiency of subscale solar companies. See “Increase revenue and margin by bundling software enhanced services with solar module sales” above. Complete Solaria believes the PPN would benefit from Complete Solaria’s software enhanced services offerings and is the ideal customer segment for Complete Solaria to grow these high margin offerings.

In support of Complete Solaria’s strategy to increase revenue and expand margin opportunities in its three core products, Complete Solaria also considers the following activities to be key elements of its strategy:

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Expand Partnerships with Solar Partners, Strategic Partners, and Attractive New Market Participants. Complete Solaria’s platform of services and tools allows it to engage with a wide variety of solar industry partners, as well as new industry participants such as retailers and service providers who would like to offer solar to new and existing customers. Complete Solaria plans to continue to invest in its ability to attract, convert, grow, and retain promising partners in order to facilitate capital-efficient growth.

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Continue to Invest in the digital platform. Complete Solaria plans to continue to invest in and develop complementary software, services, and technologies to enhance the scalability of its platform and support an automated, highly efficient operational structure that delivers a world-class customer experience. Complete Solaria expects to continue to make significant investments in automating the end-to-end solar process through improved workflow management, electronic site-audit, and electronic permitting capabilities. Additionally, Complete Solaria plans to further develop consumer facing software to enhance consumers’ ability to manage their solar systems and integrate other energy efficient products and services into their homes.

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Continue to Deliver a Differentiated Customer Experience. Complete Solaria makes the customer experience its top priority. Complete Solaria’s systems enable fast project fulfillment, direct customer communication, and facilitation of third-party sales, installation, and finance partners for a seamless customer experience. These systems also enable a broad service offering with customized configurations and pricing. Further development of these systems will enable future product offerings and increasingly optimized solar and energy efficient configurations for Complete Solaria’s customers.

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Offer New Products and Services. Complete Solaria plans to continue to innovate and expand its product and service offerings to homeowners with continued advancement of its solar modules and suite of homeowner offerings.

Our Products

All of Complete Solaria’s monocrystalline silicon solar panels achieve at least 20% efficiency, have aesthetically pleasing all-black appearance, require minimal dead space between panels, and resist potential-induced degradation. Complete Solaria relies on a number of contract manufacturers to produce its solar cell products.

Complete Solaria offers several different solar panels and module configurations for customers to choose from, with the PowerXT module as the flagship panel. The Pure BlackTM technology has no visible circuitry and delivers more power and better shade tolerance with an industry-leading warranty.

Our Strengths

The following strengths position Complete Solaria to drive the mass adoption of residential solar in a manner that maximizes the value of its growing customer base over the long term:

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Platform of Services and Tools: A diversified and multi-pronged customer acquisition approach. This infrastructure underpins the ability to enjoy broad customer reach with a low system-wide cost structure and positions Complete Solaria for expansion to every market where distributed solar energy generation can offer homeowners savings versus traditional utility retail power.

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Differentiated Customer Experience: A leading customer offering and experience through various methods: customer-friendly solar service features; tailored designs and customizable pricing for each homeowner; a highly consultative sales process; and a focus on customer savings. This differentiated customer acquisition strategy attracts a large group of high-quality customers who support strong unit margins.

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Proven Technology: A pioneer of high-performance shingle technology for solar modules, Complete Solaria has successfully created an aesthetically pleasing high-powered module that is poised for growth in adoption in the United States and Europe. With more than 250 patents and patents applications, Complete Solaria continues to innovate in the space, allowing for differentiation from competitors.

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Unique access to customers through third-party sales channels: The turn-key solar product offering, best-in-class customer service, and a national footprint supports third-party sales channels and strategic national partnerships. Complete Solaria provides solutions for sales channels that are seeking to expand their geographic reach and strengthen their relationships with their own customers.

Technology Suite

HelioSuite is an innovative, end-to-end software platform designed to manage every aspect of a residential solar project. HelioSuite was originally designed to support its internal sales partners and build partners in assuring a seamless customer experience. In 2021, Complete Solaria commercialized the software solutions through Helio Proposal Services in order to provide proposal services for residential solar sales companies outside of Complete Solar’s existing network of sales partners. Features of the Technology Suite include the following capabilities, some of which are planned for roll-out in the future:

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HelioQuoteTM: an automated solar design tool that rapidly generates optimized proposals and executable contracts. Proposal generation is enabled by software innovations that automate system design and layout while optimizing homeowner economics. The average turnaround time for a proposal is only five minutes, which we believe is much faster than our competitors.

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HelioTrackTM: an AI-driven project management software that streamlines the installation process and coordinates interactions between Complete Solaria, homeowners, sales partners and build partners. It includes a customer relationship management tool that provides payroll, commissions tracking, and project progression to all partners. The equipment management module coordinates bill of materials, ordering process, and tracks and manages all inventory for a project. The construction module assigns projects, calculates commissions and payments, and serves as quality control. The Complete Solar Project Management tools automates task assignment, times, and tracks progress.

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Share The Sun: the online customer engagement platform. Customers can make referrals and share this information on social networks. In the near future, Complete Solaria intends to launch services that allow customers to view their energy generation, pay their bills, contact the customer service team, and assess their positive environmental impact.

Customer Service and Operations

Solar System Sales

Complete Solaria has made significant investments to create a platform of services and tools that addresses customer origination, system design and installation, and general customer support. Before a sales representative conducts a consultation, homeowners are pre-qualified based on a preliminary evaluation which considers a homeowner’s credit, home ownership, electricity usage and suitability of the roof based on age, condition, shading and pitch. Once a homeowner is pre-qualified, all necessary data is collected and a proposal is generated for the homeowner. If a homeowner is interested in moving forward, a customer contract is automatically generated for electronic execution. This contract then undergoes a final review and verification of credit before it is countersigned.

Once an agreement is fully executed, a service tech performs a site audit at the home to inspect the roof and measure shading. This audit is followed by a final system design plan and an application for any required building permits. The plans are reviewed to ensure they conform to the executed contract or to process a change order if required. A second production estimate is generated at this time and if the expected energy production exceeds or falls below the original estimate by certain thresholds, the homeowner agreement is modified accordingly. In order to reduce installation costs and operational risk, there are defined design and installation quality standards designed to ensure that homeowners receive a quality product, regardless of who installs the system.

After the solar panels are installed, the customer care team follows up with the homeowner with a survey on their experience. If a system requires maintenance, Complete Solaria or a partner or dedicated service-only contractor will visit the customer’s home and perform any necessary repairs or maintenance at no additional cost to the customer.

Solar Module Sales

Complete Solaria supports the PPN with its high-touch sales and marketing team. The sales team provides training to pro partners and works with distribution vendors to fulfill orders. The marketing team generates residential solar leads and sends them to applicable pro partners who then connect directly with the end customer, generating positive demand for modules. Additionally, the marketing team structures partner incentive promotions to increase demand among the PPN. The service team answers any technical questions a pro partner may have but does not participate in conversations between the pro partner and the end customer.

Complete Solaria enters into master sales agreements with its distributors which cover the transfer of title of modules to the distributor and the commercial terms of the relationship.

Complete Solaria does not enter into sales agreements with pro partners. Compete Solaria provides the following to its pro partners: Complete Solaria pro partner seal for use on their websites, social media and proposals, homeowner brochures, benefits fliers, product data sheets, product demo samples including mini Solaria panels, Complete Solaria warranty certificates, branded gear, pro partner certificates and sales videos. Complete Solaria also promotes its pro partners on its own social media platforms and website.

Software Enhanced Services

Complete Solaria’s customers are third-party Sales organizations that use the design and proposal services for their residential solar projects. Complete Solaria staffs a sales support desk six days a week to provide live customer support for sales representatives who need a design or proposal for a potential homeowner sale. These customer support teams rapidly produce proposals answer questions, and offer other forms of support for sales personnel.

Suppliers

The main components of a residential solar energy system are the solar modules, inverters, and racking systems. Complete Solaria generally purchases these components for build partners from select distributors which are then shipped to build partners for use in an installation. There is a running list of approved suppliers in the event any of the sources for modules, inverters or other components became unavailable. If Complete Solaria fails to develop, maintain, and expand relationships with these or other suppliers, the ability to meet anticipated demand for solar energy systems may be adversely affected, or at higher costs or delayed. If one or more of the suppliers ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and the ability to satisfy this demand may be adversely affected.

Complete Solaria screens all suppliers and components based on expected cost, reliability, warranty coverage, ease of installation and other factors. The declining cost of solar modules and the raw materials necessary to manufacture them has been a key driver in the prices charged for electricity and homeowner adoption of solar energy. If solar module and raw material prices do not continue to decline at the same rate as they have over the past several years, the resulting prices could slow growth and cause financial results to suffer. If Complete Solaria is required to pay higher prices for supplies, accept less favorable terms, or purchase solar modules or other system components from alternative, higher-priced sources, financial results may be adversely affected.

Complete Solaria’s build partners are responsible for and source the other products related to solar energy systems, such as fasteners, wiring and electrical fittings. For Complete Solaria’s own installation business, Complete Solaria procures from time to time these other products related to solar energy systems. Complete Solaria manages inventory through local warehouses and as segregated inventory at build partners.

The main components of a residential solar module are the solar cells. Complete Solaria’s solar modules are generally manufactured by third-party select manufacturers. As of December 31, 2022, the primary solar module suppliers were Waaree Energies Ltd., Goldi Solar Pvt. Ltd., and GCL System Integration Technology Co., Ltd. If Complete Solaria fails to develop, maintain, and expand relationships with these or other suppliers, the ability to meet anticipated demand for modules may be adversely affected, or at higher costs or delayed. If one or more of the suppliers ceases or reduces production due to its financial condition, acquisition by a competitor or otherwise, it may be difficult to quickly identify alternate suppliers or to qualify alternative products on commercially reasonable terms, and the ability to satisfy this demand may be adversely affected.

Complete Solaria screens all suppliers and components based on expected cost, reliability, warranty coverage, ease of installation and other factors. Complete Solaria typically enters into master contract arrangements with major suppliers that define the general terms and conditions of purchases, including warranties, product specifications, indemnities, delivery and other customary terms.

Competition

Solar System Sales

Complete Solaria’s primary competitors are the traditional utilities that supply electricity to potential customers. Complete Solaria competes with these traditional utilities primarily based on price (cents per kilowatt hour), predictability of future prices (by providing pre-determined annual price escalations) and the ease by which homeowners can switch to electricity generated by solar energy systems. Complete Solaria competes favorably with traditional utilities based on these factors.

Complete Solaria competes for homeowner customers with other solar sales and installation companies and with solar companies with business models that are similar to Complete Solaria’s. Complete Solaria’s main competitors can be grouped broadly into (a) national, vertically integrated companies with established brands and proprietary consumer financing products; (b) small, local solar contractors who operate with relatively low-fixed overhead expenses but who may lack systems, tools, and sophisticated product offerings; and (c) sales aggregators who engage with third-party sales companies to generate installation contracts. Complete Solaria competes favorably with these companies, with (a) better customer experience and better Sales Partner experience than the national vertically integrated companies; (b) better pricing and broader customer offerings than smaller local solar contractors; and (c) a better build partner experience than sales aggregators.

Complete Solaria also faces competition from purely finance-driven organizations that acquire homeowners and then subcontract out the installation of solar energy systems, from installation businesses that seek financing from external parties, from large construction companies and utilities and from sophisticated electrical and roofing companies. At the same time, the open platform provides opportunities for these competitors to become partners, and the open platform offers these new market participants a cost-effective way to enter the market and compelling process, technology and supply chain services over the long term.

Solar Module Sales

Complete Solaria faces competition from other solar module manufacturers. Complete Solaria’s solar power products and systems compete with many competitors in the solar power market and face competition from resellers that have developed related offerings that compete with current product and service offerings or have entered into strategic relationships with other existing solar power system providers.

The key competitive factors in the market for solar power systems include:

•	total system price;

•	levelized cost of electricity evaluation;

•	customer cost of energy evaluation;

•	power, reliability and performance;

•	aesthetic appearance of solar modules and systems;

•	strength of distribution relationships;

•	availability of third-party financing and investments;

•	established sales channels to customers;

•	timeliness of new product introductions;

•	bankability, strength, and reputation of Complete Solaria; and

•	warranty protection, quality, and customer service.

Complete Solaria believes that it can compete favorably with respect to each of these elements, although it may be at a disadvantage in comparison to larger companies with broader product lines, greater technical service and support capabilities, and financial resources.

Research and Development

Complete Solaria engages in research and development efforts to improve solar module efficiency through the enhancement of existing products, development of new techniques, and by reductions in manufacturing cost and complexity. The research and development group works closely with manufacturing facilities, equipment suppliers, and customers to improve solar module design and to lower solar cell, solar module and system product manufacturing and assembly costs. In addition, Complete Solaria has dedicated employees who work closely with current and potential suppliers throughout the supply chain used in the manufacture of solar modules, to develop specifications that meet standards and ensure the high quality Complete Solaria requires, while at the same time controlling costs.

Intellectual Property

Complete Solaria seeks to protect its intellectual property rights by relying on federal, state and common law rights in the United States and other countries, as well as contractual restrictions. It generally enters into confidentiality and invention assignment agreements with employees and contractors, and confidentiality agreements with other third parties, in order to limit access to, and disclosure and use of, confidential information and proprietary technology. In addition to these contractual arrangements, Complete Solaria also relies on a combination of trademarks, trade dress, domain names, copyrights, trade secrets and patents to help protect the brand and other intellectual property.

As of December 31, 2022, Complete Solaria had 244 issued patents and 29 filed patent applications in the United States and foreign countries relating to a variety of aspects of its solar solutions. Issued United States patents will expire 20 years from their respective filing dates, with the earliest utility patent expiring on August 29, 2029, and the earliest design patent expiring on March 17, 2023. Complete Solaria intends to file additional patent applications as it innovates through research and development efforts.

Government Regulations and Incentives

Different public policy mechanisms have been used by governments to accelerate the adoption and use of solar power. Examples of customer focused financial mechanisms include capital cost rebates, performance-based incentives, feed-in tariffs, tax credits, renewable portfolio standards, net metering, and carbon regulations. Some of these government mandates and economic incentives are scheduled to be reduced or to expire, or could be eliminated altogether. Capital cost rebates provide funds to customers based on the cost and size of a customer’s solar power system. Performance-based incentives provide funding to a customer based on the energy produced by their solar power system. Feed-in tariffs pay customers for solar power system generation based on energy produced, at a rate generally guaranteed for a period of time. Tax credits reduce a customer’s taxes at the time the taxes are due. Renewable portfolio standards mandate that a certain percentage of electricity delivered to customers come from eligible renewable energy resources. Net metering allows customers to deliver to the electric grid any excess electricity produced by their on-site solar power systems, and to be credited for that excess electricity at or near the full retail price of electricity. Carbon regulations, including cap-and-trade and carbon pricing programs, increase the cost of fossil fuels, which release climate-altering carbon dioxide and other greenhouse gas emissions during combustion.

In addition to the mechanisms described above, there are various incentives for homeowners and businesses to adopt solar power in The Inflation Reduction Act of 2022. Moreover, in Europe, the European Commission has mandated that its member states adopt integrated national climate and energy plans aimed at increasing their renewable energy targets to be achieved by 2030, which could benefit the deployment of solar. However, the US and European Union, among others, have imposed tariffs or are in the process of evaluating the imposition of tariffs on solar panels, solar cells, polysilicon, and potentially other components. These and any other tariffs or similar taxes or duties may offset the incentives described above and increase the price of the solar products of Complete Solaria.

Employees and Human Capital Resources

As of December 31, 2022, Complete Solaria had over 151 employees. Complete Solaria also engages independent contractors and consultants. No employees are covered by collective bargaining agreements. There have not been any work stoppages.

Complete Solaria’s human capital resources objectives include identifying, recruiting, retaining, incentivizing and integrating its existing and new employees. The principal purposes of Complete Solaria’s equity incentive plans are to attract, retain and motivate personnel through the granting of equity-based compensation awards, in order to increase stockholder value and the success of Complete Solaria by motivating such individuals to perform to the best of their abilities and achieve Complete Solaria’s objectives.

Facilities

Complete Solaria’s corporate headquarters and executive offices are located in Fremont, California. Complete Solaria also maintains an office in Lehi, Utah.

Complete Solaria leases all of the facilities and does not own any real property. Complete Solaria believes that current facilities are adequate to meet ongoing needs. If additional space is required, Complete Solaria believes that it will be able to obtain additional facilities on commercially reasonable terms.

Legal Proceedings

Complete Solaria is from time to time subject to, and is presently involved in, litigation and other legal proceedings that arise in the ordinary course of business.

In January 2023, SolarPark has demanded approximately $80.0 million during discussions between the Company and SolarPark. In February 2023, the Company submitted its statement of claim seeking approximately $26.4 million in damages against Solar Park. The ultimate outcome of this arbitration is currently unknown and could result in a material liability to the Company. However, the Company believes that the allegations lack merit and intends to vigorously defend all claims asserted. No liability has been recorded in the Company’s consolidated financial statements as the likelihood of a loss is not probable at this time.

On March 16, 2023, SolarPark Korea Co., LTD filed a complaint against Solaria and the Company in the United States District Court for the Northern District of California. The complaint alleges a civil conspiracy involving misappropriation of trade secrets, defamation, tortious interference with contractual relations, inducement to breach of contract, and violation of California’s Unfair Competition Law. The complaint indicates that SolarPark Korea Co., LTD has suffered in excess of $220 million in damages. The ultimate outcome of this litigation is currently unknown and could result in a material liability to the Company. However, the Company believes that the allegations lack merit and intends to vigorously defend all claims asserted. No liability has been recorded in the Company’s consolidated financial statements as the likelihood of a loss is not probable at this time.

Complete Solaria is not presently a party to any other legal proceedings that in the opinion of its management, if determined adversely to Complete Solaria, would have a material adverse effect on its business, financial condition, operating results, or cash flows. Regardless of the outcome, litigation can have an adverse impact on Complete Solaria because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF FACT

The following discussion and analysis should be read in conjunction with the financial statements and related notes included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.

References to the “Company,” “Freedom,” “our,” “us” or “we” refer to Freedom Acquisition I Corp. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on December 23, 2020 for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Our sponsor is Freedom Acquisition I LLC, a Cayman Islands limited liability company (the “Sponsor”).

The registration statement for our initial public offering (the “Initial Public Offering”) became effective on February 25, 2021. On March 2, 2021, we consummated the Initial Public Offering of 34,500,000 units, which included the exercise of the underwriters’ option to purchase an additional 4,500,000 units at the Initial Public Offering price to cover over-allotments (the “Units”, and, with respect to the Class A Ordinary Shares included in the Units, the “Public Shares” and, with respect to the one-fourth of one redeemable warrant included in the Units, the “Public Warrants”), at $10.00 per Unit, generating gross proceeds of $345.0 million, and incurring offering costs of approximately $19.18 million, inclusive of approximately $12.08 million in deferred underwriting commissions.

Simultaneously with the closing of the Initial Public Offering, we consummated the private placement (“Private Placement”) of 6,266,667 warrants (each, a “Private Placement Warrant” and collectively, the “Private Placement Warrants” and, together with the Public Warrants, the “Warrants”), at a price of $1.50 per Private Placement Warrant with the Sponsor, generating gross proceeds of approximately $9.4 million.

Upon the closing of the Initial Public Offering and the Private Placement, approximately $345.0 million ($10.00 per Unit) of the net proceeds of the Initial Public Offering and certain of the proceeds of the Private Placement were placed in a trust account (“Trust Account”), located in the United States with Continental Stock Transfer & Trust Company acting as trustee, and, until the 24-month anniversary of the consummation of our initial public offering, invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. To mitigate the risk of us being deemed to have been operating as an unregistered investment company, prior to the 24-month anniversary of the consummation of our initial public offering, we instructed Continental to liquidate the U.S. government treasury obligations or money market funds held in the trust account and to hold all the funds in the trust account in cash in a bank deposit account, until the earlier of: (i) the completion of a business combination and (ii) the distribution of the Trust Account as described below.

If we have not completed a business combination during the Extension Period, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our income taxes, if any (less up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject, in each case, to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our outstanding Warrants, which will expire worthless if we fail to consummate a business combination within the Combination Period.

Recent Developments

Second Amendment to the Business Combination Agreement

On January 17, 2023, the Company, Complete Solaria, First Merger Sub and Second Merger Sub entered into that certain Second Amendment to Business Combination Agreement (the “Second Amendment”) amending the Business Combination Agreement.

The Second Amendment provides that, if the Company and Complete Solaria determine in good faith by January 1, 2023 that it is probable that the Business Combination will be consummated after March 1, 2023, the Company will be required to prepare (with the reasonable cooperation of Complete Solaria) and file with the SEC a proxy statement pursuant to which it will seek the approval of its shareholders for proposals to amend the Company’s organizational documents to extend the time period for the Company to consummate its initial business combination for (x) up to an additional six (6) months, from March 2, 2023 to September 2, 2023 (the original Business Combination Agreement provided for an extension from March 1, 2023 to September 2, 2023) or (y) such other period of time as the Company and Complete Solaria may mutually agree (the original Business Combination Agreement contemplated no such prong (y)). In addition, the Second Amendment amends the Business Combination Agreement by changing the latest permitted Agreement End Date (as defined in the Business Combination Agreement) from September 1, 2023 to September 2, 2023.

Amendment to Amended and Restated Memorandum and Articles

On February 28, 2023, Freedom held the Extension Meeting, at which holders of 35,373,848 Ordinary Shares, comprised of 26,773,848 Class A Ordinary Shares and 8,600,000 FACT Class B Ordinary Shares, were present in person or by proxy, representing approximately 82.02% of the voting power of the 43,125,000 outstanding shares of Freedom entitled to vote at the Extension Meeting at the close of business on January 23, 2023, which was the record date for the Extension Meeting. The outstanding shares on the such record date were comprised of 34,500,000 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares.

At the Extension Meeting, the shareholders approved, by special resolution, the Extension Amendment Proposal, which extended the date by which Freedom must (i) consummate a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, which Freedom refers to as its initial business combination, (ii) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and (iii) redeem all of the Class A Ordinary Shares, included as part of the units sold in the initial public offering, for an additional three months, from March 2, 2023 to June 2, 2023, and thereafter to up to three (3) times by an additional one month each time (or up to September 2, 2023). The voting results for such proposal were as follows:

For	Against	Abstain
35,047,305	326,543	0

In connection with the Extension Amendment, public shareholders elected to redeem an aggregate of 23,256,504 Class A Ordinary Shares at a redemption price of $10.21 per share, representing approximately 67.41% of the issued and outstanding Class A Ordinary Shares, for an aggregate redemption amount of approximately $237,372,952. Following such redemptions, approximately $114,759,374 remained in the Trust Account and 11,243,496 Class A Ordinary Shares remain outstanding.

At the Extension Articles Meeting, the public shareholders also approved the proposal to amend the Trust Agreement, by and between Freedom and Continental, as trustee, to reflect the Extension Articles Amendment. The amendment to the Trust Agreement provides that Continental shall commence liquidation of the Trust Account only and promptly (x) after its receipt of the applicable instruction letter delivered by Freedom in connection with either the consummation of an initial business combination or Freedom’s inability to effect an initial business combination within the time frame specified in Freedom’s amended and restated memorandum and articles of association or (y) upon the date that is the later of the end of the Extension Period and such later date as may be approved by Freedom’s shareholders in accordance with the amended and restated memorandum and articles of association, if the aforementioned termination letter has not been received by Continental prior to such date. The voting results for such proposal were as follows:

For	Against	Abstain
35,047,305	326,543	0

Promissory Note

On February 28, 2023, FACT issued the February 2023 FACT Note. The proceeds of the February 2023 FACT Note, $1,600,000 of which was drawn, $400,000 of which may be drawn down, at the discretion of the Sponsor, in accordance with the schedule set forth therein if FACT wishes to extend the date by which it will consummate the initial business combination beyond June 2, 2023, and $100,000 of which may be drawn down on an as-needed basis with the mutual consent of FACT and the Sponsor, will be used for general working capital purposes. The February 2023 FACT Note bears no interest and is payable in full upon the consummation of a business combination. A failure to pay the principal within five business days of the date specified above or the commencement of a voluntary or involuntary bankruptcy action shall be deemed an event of default, in which case the February 2023 FACT Note may be accelerated. The February 2023 FACT Note shall be forgiven by the Sponsor if FACT is unable to consummate a business combination within the time frame specified in its amended and restated memorandum and articles of association, except to the extent of any funds held outside of the Trust Account. The issuance of the February 2023 FACT Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Results of Operations and Known Trends or Future Events

We have neither engaged in any operations nor generated any revenues to date. Our only activities since inception have been organizational activities, those necessary to prepare for our Initial Public Offering and identifying a target company for our initial business combination. We do not expect to generate any operating revenues until after completion of our initial business combination. We generate non-operating income in the form of interest income on cash and cash equivalents held in the Trust Account and through changes in the fair value of our warrant liabilities. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the year ended December 31, 2022, we had net income of $5,982,340, which consisted of an unrealized gain on change in fair value of our warrant liabilities of $5,509,917, interest income of $4,821,632 on our amounts held in the Trust Account, reduction of transaction costs incurred in connection with the IPO of $271,687 offset by $4,407,058 of operating costs consisting mostly of general and administrative expenses, foreign currency exchange loss of $17,638 and change in the fair value of convertible notes of $196,200.

For the year ended December 31, 2021, we had net income of $5,128,650, which consisted of an unrealized gain on change in fair value of warrant liabilities of $9,381,750, interest income of $105,681 on our amounts held in the Trust Account, offset by $3,782,028 of operating costs consisting mostly of general and administrative expenses, foreign currency exchange loss of $1,475 and offering expenses related to warrant issuance of $575,278.

We classify the Warrants issued in connection with our Initial Public Offering and private placement as liabilities at their fair value and adjust the warrant instruments to fair value at each reporting period. These liabilities are subject to remeasurement at each balance sheet date until exercised, and any change in fair value is recognized in our consolidated statements of operations. As part of the reclassification to warrant liability, we recorded a portion of the offering costs associated with the Initial Public Offering as expense in the consolidated statements of operations in the amount of $575,278 based on a relative fair value basis. For the period from the Initial Public Offering to December 31, 2022, the change in fair value of the Warrants was a decrease in the liability of $14,147,084.

Liquidity and Capital Resources

As of December 31, 2022, the Company had cash outside the Trust Account of $72,923 in its operating bank accounts, $349,927,313 in marketable securities held in the Trust Account to be used for a business combination, or to repurchase or redeem its stock in connection therewith, and a working capital deficit of $5,493,215. As of December 31, 2022, none of the amount in the Trust Account was available to be withdrawn as described above.

On each of April 1, 2022 and June 6, 2022, we issued an unsecured promissory note in the amount of up to $500,000 to our Sponsor (the “Sponsor Notes”). On December 14, 2022, we issued an unsecured promissory note in the amount of up to $325,000 to Tidjane Thiam, Adam Gishen, Edward Zeng, and Abhishek Bhatia (collectively, the “Payees”) (such note, together with the Sponsor Notes, the “Convertible Notes”). The proceeds of the Convertible Notes, which may be drawn down from time to time until we consummate our initial business combination, will be used for general working capital purposes. The Convertible Notes bear no interest and are payable in full upon the earlier to occur of (i) twenty-four (24) months from the closing of our initial public offering (or such later date as may be extended in accordance with the terms of our amended and restated memorandum and articles of association) or (ii) the consummation of our business combination. A failure to pay the principal within five business days of the date specified above or the commencement of a voluntary or involuntary bankruptcy action shall be deemed an event of default, in which case the Convertible Notes may be accelerated. Prior to our first payment of all or any portion of the principal balance of the Convertible Notes in cash, our Sponsor and the Payees, as applicable, have the option to convert all, but not less than all, of the principal balance of the Convertible Notes into private placement warrants (the “Conversion Warrants”), each warrant exercisable for one of our ordinary shares at an exercise price of $1.50 per share. The terms of the Conversion Warrants would be identical to the Private Placement Warrants. Our Sponsor and the Payees shall be entitled to certain registration rights relating to the Conversion Warrants. The issuances of the Convertible Notes were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act. As of December 31, 2022, the Company had drawn a total of $1,225,000 on the Convertible Notes.

In addition, on February 28, 2023, we issued an additional unsecured promissory note in the amount of up to $2,100,000 to our Sponsor, as further described under “—Recent Developments—Promissory Note.”

We may raise additional capital through loans or additional investments from the Sponsor or an affiliate of the Sponsor or certain of its directors and officers. The Sponsor may, but is not obligated to, lend us funds, from time to time in whatever amounts it deems reasonable in its sole discretion, to meet our working capital needs. There can be no assurance that we will be able to obtain additional financing, however. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of its public shares upon consummation of its business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of its business combination.

If we are unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction and reducing overhead expenses. We cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Going Concern

In connection with our assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) Topic 205-40 Presentation of Financial Statements – Going Concern, pursuant to its Amended and Restated Certificate of Incorporation, we have until the end of the Extension Period to consummate a business combination. If a business combination is not consummated during the Extension Period, we will have a mandatory liquidation and subsequent dissolution. Although we intend to consummate a business combination during the Extension Period, it is uncertain that we will be able to do so. This, as well as our liquidity condition, raise substantial doubt about our ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should we be required to liquidate at the end of the Extension Period.

Contractual Obligations

We do not have any long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or long-term liabilities other than described below.

We have an agreement to pay the Sponsor a total of up to $10,000 per month for office space, utilities and secretarial and administrative support services. We began incurring these fees on February 25, 2021 and will continue to incur these fees monthly until the earlier of the completion of the business combination and our liquidation.

We have an agreement to pay the underwriters of our IPO a deferred fee of $12,075,000 in the aggregate, which will become payable to them from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement. As of October 25, 2022 and November 2, 2022, respectively, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. have waived their portions of the deferred underwriting fee which is reflected in the consolidated statement of operations and the consolidated statement of changes in shareholders’ deficit as a reduction of transaction costs incurred in connection with the IPO. Therefore, the deferred underwriting fee was reduced by $9,056,250, of which $271,687 is shown in the consolidated statement of operations as a reduction of transaction costs incurred in connection with the IPO and $8,784,563 is charged to additional paid-in capital in the consolidated statement of changes in shareholders’ deficit. As a result of the reductions, the outstanding deferred underwriting fee payable was reduced to $3,018,750.

Critical Accounting Policies

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to fair value of financial instruments and accrued expenses. We base our estimates on historical experience, known trends and events and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. There have been no significant changes in our critical accounting policies as discussed in the Annual Report on Form 10-K filed by us with the SEC on April 13, 2022.

Our critical accounting policies are presented below:

Class A Ordinary Shares Subject to Possible Redemption

We account for our Class A Ordinary Shares subject to possible redemption in accordance with the guidance in ASC Topic 480 Distinguishing Liabilities from Equity. Class A Ordinary Shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, Class A Ordinary Shares are classified as shareholders’ deficit. Our Class A Ordinary Shares feature certain redemption rights that are considered to be outside of our control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 34,500,000 Class A Ordinary Shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of our consolidated balance sheets.

Derivative Warrant Liabilities

We do not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. We evaluate all of our financial instruments, including issued share purchase Warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period.

We account for our 14,891,667 Warrants issued in connection with our IPO (8,625,000) and Private Placement (6,266,667) as derivative warrant liabilities in accordance with ASC 815-40. Accordingly, we recognize the warrant instruments as liabilities at fair value and adjust the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statements of operations. The fair value of the Private Placement Warrants has been estimated using binomial lattice simulations at each measurement date. The fair value of the Public Warrants was initially estimated using Monte Carlo simulations. After the Public Warrants were separately traded, the measurement of the Public Warrants used an observable market quote in an active market.

Net Income per Ordinary Share

We have two classes of shares, which are referred to as Class A Ordinary Shares and Class B Ordinary Shares. Earnings and losses are shared pro rata between the two classes of shares. The 14,891,667 potential ordinary shares issuable upon the exercise of the Warrants were excluded from diluted earnings per share for the year ended December 31, 2022 and 2021 because the Warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the periods presented.

Recent Accounting Pronouncements

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”) to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The guidance was adopted starting January 1, 2022. Adoption of the ASU did not impact our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our consolidated financial statements.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we did not have any off-balance sheet arrangements.

JOBS Act

The Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” and under the JOBS Act are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, the financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an auditor’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (auditor discussion and analysis) and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our IPO or until we are no longer an “emerging growth company,” whichever is earlier.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF COMPLETE SOLARIA

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes appearing at the end of this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks, uncertainties and assumptions. You should read the “Special Note Regarding Forward-Looking Statements” and “Risk Factors” sections of this prospectus/proxy statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

References to the “Company,” “our,” “us” or “we” refer to Complete Solaria.

Overview

Complete Solaria was formed in November 2022 through the merger of Solaria and Complete Solar, which combines two complementary businesses: Complete Solar, a residential solar sales and fulfillment company and Solaria, a seller of premium solar modules through a national network of installers. The combination of the two companies establishes Complete Solaria as a full renewable energy system operator with compelling customer offerings, advanced technology and project fulfillment that enables Complete Solaria to sell more products across more geographies in the United States and Europe.

Founded in 2010, Complete Solar created a technology platform to offer clean energy products to homeowners by enabling a national network of sales partners and build partners. Complete Solar’s sales partners generate solar installation contracts with homeowners on behalf of Complete Solar. To facilitate this process, Complete Solar provides the software tools, sales support and brand identity to its sales partners, making them competitive with national providers. This turnkey solution makes it easy for anyone to sell solar.

We fulfill our customer contracts by engaging with local construction specialists. We manage the customer experience and complete all pre-construction activities prior to delivering build-ready projects including hardware, engineering plans, and building permits to its builder partners. We manage and coordinate this process through our proprietary HelioTrackTM software system.

Founded in 2000, Solaria is a provider of residential solar modules. Our business model leverages manufacturing with third-party contract manufacturers to produce our solar modules utilizing Solaria’s proprietary intellectual property.

We fulfill our customer contracts by selling through distributors that are linked to a network of installers, called the Pro Partner Network (“PPN”), who, in turn, contract with residential customers to “go solar” using Solaria modules. The PPN is present in 47 states in the United States and 13 countries in Europe.

Growth Strategy and Outlook

Complete Solaria’s growth strategy contains the following elements:

•

Increase revenue by expanding installation capacity and developing new geographic markets – We continue to expand our network of partners who will install systems resulting from sales generated by our sales partners. By leveraging this network of skilled builders, we aim to increase our installation capacity in our traditional markets and expand our offering into new geographies throughout the United States. This will enable greater sales growth in existing markets and create new revenue in expansion markets.

•

Increase revenue and margin by engaging national-scale sales partners – We aim to offer a turnkey solar solution to prospective sales partners with a national footprint. These include electric vehicle manufacturers, national home security providers, and real estate brokerages. We expect to create a consistent offering with a single execution process for such sales partners throughout their geographic territories. These national accounts have unique customer relationships that we believe will facilitate meaningful sales opportunities and low cost of acquisition to both increase revenue and improve margin.

•

Increase revenue by expanding its product line in order to capture greater share of wallet from pro partners – We have built our brand by providing a premium product with superior aesthetics and greater power production than those provided by typical solar modules. As a premium product, we have enjoyed a premium price. However, most of our pro partners also purchase non-premium products from other manufacturers, which they offer to their non-premium segment customers. In the third quarter of 2022, we extended our product line to offer a semi-premium product to address a wider range of customer needs and expect to capture a greater share of our existing pro partner solar module purchases.

•

Increase revenue and margin by bundling software and services with solar module sales—Prior to merging with Solaria, Complete Solar sold service offerings, powered by the HelioQuoteTM software system, to solar companies as an extension of its primary business of Solar System Sales. These software enhanced service offerings include solar sales software, proposal writing services, and design, engineering and permitting services. At the scale of most solar companies, including most pro partners, it is more effective and cost efficient to purchase these services than to perform them in-house. As a combined entity, we expect to bundle these services with its module sales in order to increase its solar module sales and expand its high-margin software enhanced services offerings.

The Business Combination

Complete Solar entered into a Business Combination with Freedom, First Merger Sub, Second Merger Sub, and Solaria on October 3, 2022. Upon the terms and subject to the conditions of the Business Combination, (i) First Merger Sub will merge with and into Complete Solaria with Complete Solaria surviving as a wholly-owned subsidiary of FACT (the “First Merger”), (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Second Merger”), and FACT will change its name to “Complete Solaria, Inc.” and Second Merger Sub will change its name to              and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of FACT and will retain the name Solaria (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of FACT (the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”).

As a condition to closing the Business Combination, in October 2022, Complete Solar entered into a merger agreement with The Solaria Corporation to merge and form Complete Solaria, Inc. The merger between Complete Solar and Solaria was consummated in November 2022. As Complete Solar determined that it was the primary beneficiary of Solaria, the merger was accounted for as a business combination in accordance with ASC 805.

The merger between Complete Solaria and FACT is anticipated to be accounted for as a reverse recapitalization. Under this method of accounting, FACT will be treated as the acquired company for financial statement reporting purposes. The most significant change in the successor’s future reported financial position and results are expected to be an estimated increase in cash (as compared to Complete Solaria’s balance sheet at December 31, 2022). See “Unaudited Pro Forma Condensed Combined Financial Information.”

Key Financial Definitions/Components of Results of Operations

Service Revenues

We generate service revenue by providing customer solar solutions through a standardized platform to our residential solar providers and companies to facilitate the sale and installation of solar energy systems. Our contracts consist of two performance obligations, which include solar installation services and post-installation services that are performed prior to inspection by the authority having jurisdiction. The significant majority of our service revenue is recognized at a point in time upon the completion of the installation and the remainder is recognized upon inspection. Service revenue is recognized net of a reserve for the performance guarantee of solar output.

We enter into three types of customer contracts for solar energy installations. The majority of our service revenue is recognized through contracts where the homeowner enters into a power purchase agreement with our distribution partner. We perform the solar energy installation services on behalf of our distribution partner, who owns the solar energy system upon installation. Additionally, we enter into a Solar Purchase and Installation Agreement directly with homeowners, whereby the homeowner either pays cash or obtains financing through a third-party loan partner. In cash contracts with homeowners, we recognize service revenue based on the price we charge to the homeowner. We record service revenue in the amount received from the financing partner, net of any financing fees charged to the homeowner, which we consider to be a customer incentive.

As part of our service revenue, we also enter into contracts to provide our software enhanced service offerings, including design and proposal services, to customers that include solar installers and solar sales organizations. We perform these leveraging our HelioQuoteTM platform and other software tools to create computer aided drawings, structural letters, and electrical reviews for installers and proposals for installers. We charge a fixed fee per service offering, which we recognize in the period the service is performed.

Product Revenues

We generate product revenue by selling solar panels through distributors, who are identified as the customer, under non-cancellable arrangements. We recognize revenue from sales of products as control is transferred to the customer, generally upon delivery to the customer’s premises.

Operating Expenses

Cost of Service Revenues

Cost of service revenues consists primarily of the cost of solar energy systems, and installation and other subcontracting costs. Cost of revenue also includes associated warranty costs, shipping and handling, allocated overhead costs, depreciation, and amortization of internally developed software.

Cost of Product Revenues

Cost of product revenues consists primarily of direct production costs, including labor, materials, and subcontractor costs, indirect labor and overhead costs related to manufacturing activities; depreciation of production equipment, amortization of developed technologies, and allocated facilities costs.

Sales Commissions

Sales commissions are direct and incremental costs of obtaining customer contracts. These costs are paid to third-party vendors who source residential customer contracts for the sale of solar energy systems.

Sales and Marketing

Sales and marketing expenses primarily consist of personnel related costs, including salaries and employee benefits, stock-based compensation, and other promotional and advertising expenses. We expense certain sales and marketing, including promotional expenses, as incurred. With the additional resources that come from the business combination, we expect to increase our investment in sales and marketing.

General and Administrative

General and administrative expenses consist primarily of personnel and related expenses for our employees, in our finance, research, engineering and administrative teams including salaries, bonuses, payroll taxes, and stock-based compensation. It also consists of legal, consulting, and professional fees, rent expenses pertaining to our offices, business insurance costs and other costs. We expect an increase in audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations, and other costs associated with being a public company.

Interest Expense

Interest expense primarily relates to interest expense on the issuance of debt and convertible notes and the amortization of debt issuance costs.

Other Expense, Net

Other expense, net consists of income earned on forgiveness of Paycheck Protection Program loan, changes in the fair value of our convertible notes, the impact of debt extinguishment, and changes in the fair value of our redeemable convertible preferred stock warrant liabilities.

Income Tax Expense

Income tax expense primarily consists of income taxes in certain foreign and state jurisdictions in which we conduct business.

Supply Chain Constraints and Risk; COVID-19

We rely on a small number of suppliers of solar energy systems and other equipment. If any of our suppliers was unable or unwilling to provide us with contracted quantities in a timely manner at prices, quality levels and volumes acceptable to us, we would have very limited alternatives for supply, and we may not be able find suitable replacements for our customers, or at all. Such an event could materially adversely affect our business, prospects, financial condition and results of operations.

The ongoing COVID-19 pandemic has resulted and may continue to result in widespread adverse effects on the global and U.S. economies. Ongoing government and business responses to COVID-19, along with COVID-19 variants and the resurgence of related disruptions, could have a continued material adverse impact on economic and market conditions and trigger a period of continued global and U.S. economic slowdown.

In addition, the global supply chain and our industry have experienced significant disruptions in recent periods. We have seen supply chain challenges and logistics constraints increase, including shortages of panels, inverters, batteries and associated component parts for inverters and solar energy systems available for purchase, which materially impacted our results of operations. In an effort to mitigate unpredictable lead times, we experienced substantial build up in inventory on hand commencing in early 2022 in response to global supply chain constraints. In certain cases, this has caused delays in critical equipment and inventory, longer lead times, and has resulted in cost volatility. These shortages and delays can be attributed in part to the COVID-19 pandemic and resulting government action, as well as broader macroeconomic conditions that may persist once the immediate effects of the COVID-19 pandemic have subsided, and have been exacerbated by the ongoing conflict between Russia and Ukraine. While we believe that a majority of our suppliers have secured sufficient supply to permit them to continue delivery and installations through the end of 2022, if these shortages and delays persist into 2023, they could adversely affect the timing of when battery energy storage systems can be delivered and installed, and when (or if) we can begin to generate revenue from those systems. If any of our suppliers of solar modules experienced disruptions in the supply of the modules’ component parts, for example semiconductor solar wafers or investors, this may decrease production capabilities and restrict our inventory and sales. In addition, we have experienced and are experiencing varying levels of volatility in costs of equipment and labor resulting in part from disruptions caused by general global economic conditions, including inflationary pressures and the COVID-19 pandemic. While inflationary pressures have resulted in higher costs of products, in part due to an increase in cost of the materials and wage rates, these additional costs have been offset by the related rise in electricity rates.

We cannot predict the full effects the COVID-19 pandemic will have on our business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. Given the dynamic nature of these circumstances on our ongoing business, results of operations and overall financial performance, the full impact of COVID-19 and other macroeconomic factors, including the conflict in Ukraine, cannot be reasonably estimated at this time. In the event we are unable to mitigate the impact of delays or price volatility in solar energy systems, raw materials, and freight, it could materially adversely affect our business, prospects, financial condition and results of operations. For additional information on risk factors that could impact our results, please refer to “Risk Factors” located elsewhere in this proxy statement/prospectus.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”). GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period-to-period. Actual results could differ significantly from our estimates. Our future financial statements will be affected to the extent that our actual results materially differ from these estimates. For further information on all of our significant accounting policies, see Note 2, Summary of Significant Accounting Policies, to our consolidated financial statements included elsewhere in this proxy statement/prospectus.

We believe that policies associated with our revenue recognition, goodwill, impairment of long-lived assets, provision for income taxes, business combinations and calculation of noncontrolling interests and redeemable noncontrolling interests have the greatest impact on our consolidated financial statements. Therefore, we consider these to be our critical accounting policies and estimates.

Revenue Recognition

We recognize revenue when control of goods or services is transferred to customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those services.

Service Revenue – Solar Energy System Installations

The majority of our revenue is generated from the installation of solar energy systems. We identify two performance obligations, which include installation services and post-installation services, and we recognize revenue when control transfers to the customer, upon the completion of the installation and upon the solar energy system passes inspection by the authority having jurisdiction, respectively. We apply judgment in allocating the transaction price between the installation and post-installation performance obligations, based on the estimated costs to perform our services. Changes in such estimates could have a material impact on the timing of the Company’s revenue recognition.

Our contracts with customers generally contain a performance guarantee of system output, and we will issue payments to customers if output falls below contractually stated thresholds over the performance guarantee period, which is typically 10 years. We apply judgment in estimating the reduction in revenue associated with the performance guarantee, which is historically not material. However, due to the long-term nature of the guarantee, changes in future estimates could have a material impact on the estimate of our revenue reserve.

Service Revenue – Software Enhanced Services

We recognize revenue from software enhanced services, which include proposals generated from our HelioQuoteTM platform and design services performed using internally developed and external software applications. We contract with solar installers to generate proposals and we contract with solar sales entities to perform design services for their potential customers. Under each type of customer contract, we generate a fixed number of proposals or designs for the customer in the month the services are contracted. Contracts with customers are enforceable on a month-to-month basis and we recognize revenue each month based on the volume of services performed.

Product Revenue

We generate product revenue from the sale of solar panels direct to customers. We sign master purchase agreements with customers that are cancellable at any time, and contracts are evidenced by noncancellable purchase orders placed under the terms of the master purchase agreement. Each purchase order is a contract with a customer, which defines the price and quantity of panels purchased. We recognize revenue based on the contract price, net of incentives, such as volume-based rebates and price protection. We recognize revenue from the sale of solar panels when control is transferred to the customer, which is generally upon delivery to the customer’s premises, and our panel sales do not provide for a right of return.

Product Warranties

We typically provide a 10-year, warranty on our solar energy system installations, which provides assurance over the workmanship in performing the installation, including roof leaks caused by our performance. For solar panel sales, we provide a 30-year warranty that the products will be free from defects in material and workmanship. We record a liability for estimated future warranty claims based on historical trends and new installations. To the extent that warranty claim behavior differs from historical trends, we may experience a material change in our warranty liability.

Inventory Excess and Obsolescence

Our inventory consists of completed solar energy systems and related components, which we classify as finished costs. We record a reserve for inventory which is considered obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, component cost trends, demand forecasts, historical revenues, and assumptions about future demand and market conditions. We apply judgment in estimating the excess and obsolete inventory, and changes in demand for our inventory components could have a material impact on our inventory reserve balance.

Stock-Based Compensation

We recognize stock-based compensation expense over the requisite service period on a straight-line basis for all stock-based payments that are expected to vest to employees, non-employees and directors, including grants of employee stock options and other stock-based awards. Equity-classified awards issued to employees, non-employees such as consultants and non-employee directors are measured at the grant-date fair value of the award. Forfeitures are recognized as they occur. For accounting purposes, we estimate grant-date fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option the expected volatility of the price of our common stock and expected dividend yield. We determine these inputs as follows:

Expected Term - Expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method.

Expected Volatility - Expected volatility is estimated by studying the volatility of comparable public companies for similar terms.

Expected Dividend -The Black-Scholes valuation model calls for a single expected dividend yield as an input. We have never paid dividends and have no plans to pay dividends.

Risk-free Interest Rate - We derive the risk-free interest rate assumption from the U.S. Treasury’s rates for the U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued.

Forfeitures - We recognize forfeitures as they occur.

If any assumptions used in the Black-Scholes option pricing model change significantly, stock-based compensation for future awards may differ materially compared to the awards granted previously. For fiscal year 2022, stock-based compensation expense was $0.9 million. As of December 31, 2022, we had approximately $14.1 million of total unrecognized stock-based compensation expense related to stock options, including stock options assumed in the acquisition of Solaria.

Common Stock Valuations

Because our common stock is not publicly traded, our board of directors exercises significant judgment in determining the fair value of our common stock on the date of each option grant, with input from management, based on several objective and subjective factors. Factors considered by our board of directors include:

•	company performance, our growth rate and financial condition at the approximate time of the option grant;

•

the value of companies that we consider peers based on several factors including, but not limited to, similarity to us with respect to industry, business model, stage of growth, financial risk or other factors;

•	changes in our company and our prospects since the last time the board approved option grants and determined fair value;

•	amounts recently paid by investors for our redeemable convertible preferred stock in arm’s-length transactions;

•	the rights, preferences and privileges of our redeemable convertible preferred stock relative to those of our common stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering or sale of all or a portion of our company;

•	future financial projections; and

•	valuations completed near the time of the grant.

Since our inception, we have prepared valuations in a manner consistent with the method outlined in the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Certain of these valuations relied on a fundamental analysis of the business, using a discounted cash flow model, to derive an estimate of our total equity. The estimated equity value was then allocated to each class of equity, based on the respective rights and preferences, using an Option-Pricing Methodology, or OPM. Certain other valuations relied on recent transactions in our preferred and/or common stock. For dates near a recent preferred stock financing, we assessed the value of common stock implied by the price paid for the preferred, primarily using an OPM to backsolve the common stock value.

We believe that we have used reasonable methodologies, approaches and assumptions consistent with the AICPA Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, to determine the fair value of our common stock. We have reviewed key factors and events between each date below and have determined that the combination of the factors and events described above reflect a true measurement of the fair value of our common stock over an extended period.

Business Combinations, Including Intangible Assets, and Goodwill

The results of the acquisition of Solaria are included in our consolidated financial statements from the date of the acquisition. Purchase accounting results in assets and liabilities of the acquired business being recorded at their estimated fair values on the acquisition date, which may be considered preliminary and subject to adjustment during the measurement period, which is up to one year from the acquisition date. Any excess consideration over the fair value of assets acquired and liabilities assumed is recognized as goodwill.

We perform valuations of assets acquired and liabilities assumed and allocate the purchase price to the respective assets and liabilities. Determining the fair value of assets acquired and liabilities assumed requires significant judgment and estimates, including the selection of valuation methodologies, estimates of future revenue, costs and cash flows, discount rates, royalty rates and selection of comparable companies. We engage the assistance of third-party valuation specialists in concluding fair value measurements in connection with determining fair values of assets acquired and liabilities assumed in a business combination. The resulting fair values and useful lives assigned to acquisition-related intangible assets impact the amount and timing of future amortization expense.

These estimates are inherently uncertain and unpredictable, and if different estimates were used the purchase price for the acquisition could be allocated to the acquired assets and liabilities differently from the allocation that we have made. In addition, unanticipated events and circumstances may occur, which may affect the accuracy or validity of such estimates, and if such events occur, we may be required to record a charge against the value ascribed to an acquired asset, an increase in the amounts recorded for assumed liabilities, or an impairment of some or all of the goodwill.

Goodwill recognized in connection with our 2022 acquisition was $119.4 million. We are integrating the Solaria business into our existing operations and therefore, it is included in our single reporting unit.

Based upon the date of acquisition of our goodwill on November 4, 2022, we concluded that the estimated fair value of our reporting unit significantly exceeded its carrying value.

The largest identified intangible asset recognized was customer relationships. We determined a fair value of $24.7 million using a multi-period excess earning and estimated useful lives of 22 years.

We evaluate our intangible assets for indications of impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Our intangible assets consist of trademarks, developed technology and customer relationships. Factors that could trigger an impairment analysis include significant under-performance relative to historical or projected future operating results, significant changes in the manner of our use of the acquired assets or the strategy for our overall business or significant negative industry or economic trends. If this evaluation indicates that the value of the intangible asset may be impaired, we assess the likelihood of recoverability of the net carrying value of the asset over its remaining useful life. If this assessment indicates that the intangible asset is not recoverable, based on the estimated undiscounted future cash flows of the technology or customer relationships over its remaining useful life, we reduce the net carrying value of the related intangible asset to an estimated fair value.

Recent Accounting Pronouncements

A discussion of recently issued accounting standards applicable to Complete Solar is described in Note 2, Significant Accounting Policies, in the Notes to Consolidated Financial Statements and in Note 2, Significant Accounting Policies, in the Notes to the Unaudited Condensed Consolidated Interim Financial Statements contained elsewhere in this proxy statement/prospectus.

Results of Operations

Year ended December 31, 2022 compared to year ended December 31, 2021

The following table sets forth our unaudited statements of operations data for the years ended December 31, 2022 and 2021, respectively. We have derived this data from our audited annual financial statements included elsewhere in this prospectus. This information should be read in conjunction with our audited annual financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Years Ended December 31,
(In thousands)	2022	2021	$ Change	% Change
Product revenues	$13,325	$—	$13,325	100%
Service revenue	66,475	68,816	(2,341)	(3%)

Total revenues	79,800	68,816	10,984	16%
Cost of product revenues(1)	12,847	—	12,847	100%
Cost of service revenues(1)	46,647	40,123	6,524	16%

Total cost of revenue	59,494	40,123	19,371	48%
Gross profit	20,306	28,693	(8,387)	(29%)
Gross margin %	25%	42%		(17%)
Operating expenses:
Sales commissions	21,195	25,061	(3,866)	(15%)
Sales and marketing(1)	7,471	5,179	2,292	44%
General and administrative(1)	14,251	5,780	8,471	147%

Total operating expenses	42,917	36,020	6,897	19%

Loss from operations	(22,611)	(7,327)	(15,284)	209%
Interest expense(2)	(4,986)	(1,712)	(3,274)	191%
Interest income	5	—	5	100%
Other income (expense), net(3)	(1,858)	(240)	(1,618)	674%

Loss before income taxes	(29,450)	(9,279)	(20,171)	217%
Provision for income taxes	(27)	(3)	(24)	800%

Net loss	$(29,477)	$(9,282)	$(20,195)	218%

(1)	Includes stock-based compensation expense as follows:

	Years Ended December 31,
	2022	2021
Cost of sales	$22	$19
Sales and marketing	232	68
General and administrative	649	113

Total stock-based compensation expense	$903	$200

(2)	Includes interest expense to related parties of $0.3 million and $0.7 million during the year ended December 31, 2022 and 2021, respectively

(3)	Includes other income from related parties of $1.4 million, zero and zero during the years ended December 31, 2022 and 2021, respectively.

Product Revenues

Total product revenues for the year ended December 31, 2022 was $13.3 million, all of which is attributable to the November 2022 acquisition of Solaria.

Service Revenues

The Company disaggregates its service revenues based on the following types of services:

	Years Ended December 31,
(In thousands)	2022	2021	$ Change	% Change
Solar energy system installations	$62,896	$66,958	$(4,062)	(6%)
Software enhanced services	3,579	1,858	1,721	93%

Total service revenues	$66,475	$68,816	$(2,341)	(3%)

Revenues from solar energy system installations for the year ended December 31, 2022 was $62.9 million compared to $67.0 million for the year ended December 31, 2021. The decrease in solar energy system installation revenues of $4.1 million is primarily due to constraints on the supply of solar panels available to purchase for fulfillment of the company’s customer contracts. These supply constraints resulted from economic sanctions such as the Dec 21, 2021 Uyghur Forced Labor Prevention Act and supplier reactions to the Auxin Solar Tariff Petition. Without the necessary equipment to fulfill customer contracts, our projects were pushed into subsequent quarters.

Revenues from software enhanced services for the year ended December 31, 2022 was $3.6 million compared to $1.9 million for the year ended December 31, 2021. The increase in software enhanced services revenues is primarily due to increased sales and marketing for proposal and design services.

Cost of Product Revenues

Cost of product revenues for the year ended December 31, 2022 was $12.8 million, all of which is attributable to the November 2022 acquisition of Solaria.

Cost of Service Revenues

Cost of service revenues for the year ended December 31, 2022 was $46.6 million compared to $40.1 million for the year ended December 31, 2021. The increase of cost of service revenues of $6.5 million was primarily driven by an increase in the reserve for excess and obsolete inventory of $3.6 million, an increase in warranty costs of $0.9 million and the effect of increasing materials prices for our solar energy systems. The increase in the reserve was a result of a substantial build up in inventory on hand commencing in early 2022 in response to global supply chain constraints, a general product shift relating to market demand for higher voltage solar panels, and certain inventory management adjustments associated with inventories maintained by inactive installers.

Gross Profit

Gross margin decreased 17% year over year, from 42% for the year ended December 31, 2021 to 25% for the year ended December 31, 2022. The decrease in margin is primarily due to increased product revenues as a result of the acquisition of Solaria, which has lower margins than service revenues, and the increases in cost of service revenue as described above.

Sales Commissions

Sales commission decreased by $3.8 million, or 15%, from $25.0 million in the year ended December 31, 2021 to $21.2 million in the year ended December 31, 2022. The decrease in commissions is due to the diversification of the our sales partner channels to deliver greater services and value it is able to capture more contribution margin by reducing sales commissions.

Sales and Marketing

Sales and marketing expense increased by $2.3 million, or 44%, from $5.2 million in the year ended December 31, 2021 to $7.5 million in the year ended December 31, 2022. The increase was due to a $1.4 million increase in personnel-related costs, a $0.7 million increase in outside sales and marketing services associated with marketing our proposal and design services, and a $0.1 million increase in stock-based compensation expense. Of these cost increases, $1.3 million is attributable to the acquisition of Solaria in November 2022.

General and Administrative

General and administrative expense increased by $8.5 million, or 147%, from $5.8 million in the year ended December 31, 2021 to $14.3 million in the year ended December 31, 2022. The increase was primarily attributed outside services for finance and legal costs of $3.5 million related to the deSPAC transaction, an increase in bad debt expense of $1.7 million, an increase in payroll related costs of $1.3 million, an increase in office and occupancy related costs due to new offices for $0.8 million, an increase in, an increase in stock-based compensation for $0.5 million, and an increase in outside service costs associated with maintaining the Company’s internal use software of $0.4 million. Of these cost increases, $3.0 million is attributable to acquisition of Solaria in November 2022.

Interest Expense

Interest expense increased by $3.3 million, or 191%, from $1.7 million in the year ended December 31, 2021 to $5.0 million in the year ended December 31, 2022. The increase was primarily attributed to accretion of $2.4 million and the amortization of issuance costs of $1.2 million related to long term debt in CS Solis LLC that occurred in February of 2022 and a $0.2 million increase in interest expense related to the 2022 Convertible Notes. The increase was offset by a $0.8 million reduction in interest expense, as the Company repaid or converted debt instruments in February 2022, which were outstanding during 2021.

Other (Expense), Net

Other (expense), increased by $1.6 million, or 674%, from $0.2 million in the year ended December 31, 2021 to $1.8 million in the year ended December 31, 2022. The increase was primarily attributed to an increase in the fair value of preferred stock warrants of $5.2 million, partially offset by a gain on the extinguishment of our convertible debt and safe agreements in March 2022 of $3.2 million.

Net loss

As a result of the factors discussed above, our net loss for the year ended December 31, 2022 was $29.5 million, an increase of $20.2 million, or 218%, as compared to $9.3 million for the year ended December 31, 2021.

Year ended December 31, 2021 compared to year ended December 31, 2020

The following table sets forth our statement of operations data for 2021 and 2020. We have derived this data from our audited annual financial statements included elsewhere in this prospectus. This information should be read in conjunction with our audited annual financial statements and related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results of operations for any future period.

	Years Ended December 31,
(In thousands)	2021	2020	$ Change	% Change
Product revenues, net	$—	$—	$—	0%
Service revenue, net	68,816	29,378	39,438	134%

Total revenues	68,816	29,378	39,438	134%
Cost of product revenue(1)	—	—	—	0%
Cost of service revenue(1)	40,123	17,097	23,026	135%

Total cost of revenue	40,123	17,097	23,026	135%
Gross profit	28,693	12,281	16,412	134%
Gross margin %	42%	42%		(0%)
Operating expenses:
Sales commissions	25,061	10,410	14,651	141%
Research and engineering(1)	—	—	—	0%
Sales and marketing(1)	5,179	3,185	1,994	63%
General and administrative(1)	5,780	3,801	1,979	52%

Total operating expenses	36,020	17,396	18,624	107%

Loss from operations	(7,327)	(5,115)	(2,212)	43%
Interest expense(2)	(1,712)	(523)	(1,189)	227%
Interest income	—	—	—	0%
Other income (expense), net	(240)	(41)	(199)	485%

Loss before income taxes	(9,279)	(5,679)	(3,600)	63%
Provision for income taxes	(3)	(3)	—	0%

Net loss	$(9,282)	$(5,682)	$(3,600)	63%

(1)	Includes stock-based compensation expense as follows:

	Years Ended December 31,
(In thousands)	2021	2020
Cost of sales	$19	$8
Sales and marketing	68	37
General and administrative	113	64

Total stock-based compensation expense	$200	$109

(2)	Includes interest expense to related party of $0.7 million and $0.2 million during the year ended December 31, 2021 and 2020, respectively.

Revenues

Total revenue for the year ended December 31, 2021 was $68.8 million which compares with total revenue of $29.4 million for the year ended December 31, 2020. The increase in 2021 revenue is significantly impacted by the change in the business coming out of the COVID-19 pandemic. Solar revenue (including the installation and completion of solar systems) increased by $37.0 million. The increase is driven primarily by the volume of transactions in 2021. Other revenues, including design services and proposal services, increased by $1.6 million, the increase in revenues is driven by greater internal focus on performing such services in 2021.

Cost of Revenues and Gross Profit

Cost of revenues for the year ended December 31, 2021 was $40.1 million compared to $17.1 million for the year ended December 31, 2020. The 135% increase in cost of revenue for the year ended December 31, 2021 over for the year ended December 31, 2020 grew proportionately with the increase in revenue during the same comparable periods, as well as slight increase in raw material costs.

Our gross profits for the year ended December 31, 2021 increased by $16.4 million, or 134%, as compared to the year ended December 31, 2020. Gross margins of 42% remained flat year-over-year.

Sales Commissions

Sales commissions for the year ended December 31, 2021 increased by $14.7 million, or 141%, compared to the year ended December 31, 2020. The increase in sales commissions expenses is primarily attributable to a corresponding increase of 134% in service revenue.

Sales and Marketing

Sales and marketing expense for the year ended December 31, 2021 increased by $2.0 million, or 63%, compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $1.4 million in personnel-related expenses as a result of increased headcount in our sales and marketing organization, $0.2 million increase in office supplies, and $0.1 million increase in due and subscription expense.

General and Administrative

General and administrative expense for the year ended December 31, 2021 increased by $2.0 million, or 52%, compared to the year ended December 31, 2020. The increase was primarily attributable to an increase of $0.5 million in accounting, legal, and other contract labor costs, $0.3 million in personnel-related expenses, as a result of increased headcount, $0.2 million increase in office and occupancy related costs, $0.2 million increase in customer support, $0.2 million increase in amortization of internal software, a $0.1 million increase in stock-based compensation expense related to additional stock-based awards granted in fiscal year 2022, and a $0.1 million increase in recruitment and reallocation expenses.

Interest Expense

Interest expense for the year ended December 31, 2021 increased by $1.2 million, or 227%, compared to the year ended December 31, 2020. The increase is attributable to a $0.6 million increase in interest expense related to amortization of debt discount primarily due to the 2020-A and 2021-A notes, a $0.3 million increase in interest expense related to our SVB operating loan, and a $0.3 million increase in financing costs associated with a 2021 short-term bridge loan.

Other (Expense), Net

Other (expense), net for the year ended December 31, 2021 increased by $0.2 million, or 485%, compared to the year ended December 31, 2020. The increase was primarily due to increase of $1.3 million related to the fair value measurement of the SAFEs, $0.3 million related to revaluation of derivative liabilities of 2019-A 2020-A and 2021-A notes, and $0.3 million related to fair value remeasurement of Series B and Series C preferred stock warrants. These expenses were partially offset by other income relating to PPP loan forgiveness of approximately $1.7 million.

Net Loss

As a result of the factors discussed above, our net loss for the year ended December 31, 2021 was $9.3 million, an increase of $3.6 million, or 63%, as compared to $5.7 million for the year ended December 31, 2020.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of equity securities, issuance of convertible notes and cash generated from operations. Our principal uses of cash in recent periods have been funding our operations and investing in capital expenditures. As of December 31, 2022, our principal sources of liquidity were cash and cash equivalents of $4.4 million, which were held for working capital purposes. Our cash equivalents are on deposit with major financial institutions. Our cash position raises substantial doubt regarding our ability to continue as a going concern for twelve months following the issuance of the condensed consolidated financial statements. To meet our short-term financing needs, we have raised $12.0 million in convertible note financing and an additional $5.0 million in other debt financing in the fourth quarter of 2022 with the potential to raise an additional convertible notes to meet short-term liquidity requirements.

Although we do not have significant purchase commitments, we believe that our existing capital resources may not be sufficient to fund our operations in the near term without regard to the transaction contemplated within this proxy statement/prospectus. To the extent that the transaction contemplated in this proxy statement/prospectus does not occur, we may be required to seek additional equity or debt financing. While there can be no assurances, we anticipate raising additional required capital from new and existing investors. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, we may be required to reduce planned spending, which could have a material adverse effect on our operations.

Debt Financings

2022 Convertible Notes

In connection with the Business Combination Agreement, the Company has raised the 2022 Convertible Notes in November 2022, December 2022, and February 2023 with additional investors, with an aggregate purchase price of $12.0 million. Additionally, as part of the acquisition of Solaria, the Company assumed a note from an existing investor for $6.7 million, which was modified as of the close of the business combination to contain the same terms as the other 2022 Convertible Notes. The Company did not incur significant issuance costs associated with the 2022 Convertible Notes. The 2022 Convertible Notes will convert to common shares of Complete Solaria, Inc. at the close of the deSPAC transaction. The 2022 Convertible Notes accrue interest at a rate of 5% per annum. Immediately prior to the closing of the expected deSPAC transaction, the 2022 Convertible Notes will be converted into that number of shares of common stock of Complete Solaria equal to (x) the principal amount together with all accrued interest of the 2022 Convertible Notes divided by 0.75, divided by (y) the price of a share of common stock of Complete Solaria used to determine the conversion ratio in the Business Combination Agreement. As of December 31, 2022, the 2022 Convertible Notes have an aggregate carrying value of $18.4 million. If not converted, the 2022 Convertible Notes are due and payable at various dates in 2024 and 2025, which are two years from the issuance date of the respective note.

In the event the Business Combination is consummated prior to September 2, 2023, or a later date if approved by FACT’s shareholders pursuant to the Articles of Association, the Sponsor will transfer to the holders of 2022 Convertible Notes a pro rata percentage of (i) 500,000 shares of New Complete Solaria Common Stock in exchange for payment by such investor to FACT of $0.0001 per share and (ii) 363,285 FACT Private Placement Warrants held by the Sponsor. In addition, holders of 2022 Convertible Notes investors are entitled to receive, on a pro rata basis, up to an additional (i) 250,000 shares of New Complete Solaria Common Stock, at a purchase price of $0.0001 per share, if within the first 12 months following the Closing Date, the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $12.50 per share for a period of at least 20 days out of 30 consecutive days on which the shares of New Complete Solaria Common Stock are traded on a stock exchange, and (ii) 250,000 shares of New Complete Solaria Common Stock, at a purchase price of $0.0001 per share, if within the first 12 months following the Closing Date, the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $15.00 per share for a period of at least 20 days out of 30 consecutive days on which the shares of New Complete Solaria Common Stock are traded on a stock exchange,

2018 Bridge Notes

In December 2018, Solaria Corporation issued senior subordinated convertible secured notes (“2018 Notes”) totaling approximately $3.4 million in exchange for cash. The notes bear interest at the rate of 8% per annum and the investors are entitled to receive twice of the face value of the notes at maturity. The 2018 Notes were assumed in the acquisition by Complete Solaria and are secured by substantially all of the assets of Complete Solaria. In December 2022, we entered into an amendment to the 2018 Notes extending the maturity date from December 13, 2022 to December 13, 2023. In connection with the amendment, the notes will continue to bear interest at 8% per annum and are entitled to an increased repayment premium from 110% to 120% of the principal and accrued interest at the time of repayment. As of December 31, 2022, the carrying value of the 2018 Notes is $9.8 million.

SCI Term Loan and Revolver Loan

In October 2020, Solaria entered into a loan agreement (“Loan Agreement”) with Structural Capital Investments III, LP (“SCI”) to obtain a revolving loan of $5.0 million. The debt was assumed by Complete Solaria upon the acquisition of Solaria and recorded at its fair value of $5.0 million. The Revolving Loan has a term of 36 months, principal repayments at the end of the term and an annual interest rate of 7.75% or Prime rate plus 4.5%, whichever is higher. The loan is due and payable as of October 31, 2023.

Secured Credit Facility

In December 2022, we entered into a secured credit facility agreement with Kline Hill Partners IV SPV LLC and Kline Hill Partners Opportunity IV SPV LLC. The secured credit facility agreement, which matures in April 2023, allows us to borrow up to 70% of the net amount of our eligible vendor purchase orders with a maximum amount of $10.0 million at any point in time. The purchase orders are backed by relevant customer sales orders which serve as a collateral. The amounts drawn under the secured credit facility may be reborrowed provided that the aggregate borrowing does not exceed $20.0 million. The repayment under the secured credit facility is the borrowed amount multiplied by 1.15x if repaid within 75 days and borrowed amount multiplied by 1.175x if repaid after 75 days. We may prepay any borrowed amount without premium or penalty.

In December 2022, we borrowed an amount of $5.5 million under the secured credit facility. At December 31, 2022, the outstanding net debt thereunder amounted to $5.6 million, including accrued financing cost of $0.1 million. In February 2023, we made a repayment of $6.3 million which included aggregate financing cost amounting to $0.8 million.

Long-Term Debt in CS Solis

In February 2022, we received an investment from CRSEF Solis Holdings, LLC (“CRSEF”). The investment was made pursuant to a subscription agreement, under which CRSEF contributed $25.6 million in exchange for 100 Class B Membership Units of CS Solis. The Class B Membership Units are mandatorily redeemable by the Company on the three-year anniversary of the effective date of the CS Solis amended and restated LLC agreement. The Class B Membership Units accrue interest that is payable upon redemption at a rate of 10.5% which is accrued as an unpaid dividend, compounded annually, and subject to increases in the event the Company declares any dividends. As of December 31, 2022, we have recorded a liability $25.2 million included in convertible notes, net long-term debt in CS Solis on the condensed consolidated balance sheets. The debt may be repaid at any time, and is mandatorily redeemable on February 14, 2025.

Cash flows for the years ended December 31, 2022 and 2021

The following table summarizes Complete Solaria’s cash flows from operating, investing, and financing activities for the years ended December 31, 2022 and 2021:

	Years Ended December 31,
(in thousands)	2022	2021
Net cash used in operating activities	$(31,513)	$(10,995)
Net cash used in investing activities	$3,335	$(1,063)
Net cash provided by financing activities	$31,191	$16,895

Cash Flows from Operating Activities

Net cash used in operating activities of $31.5 million for the year ended December 31, 2022 was primarily due the net loss of $29.5 million, and net cash outflows of $17.0 million from changes in our operating assets and liabilities, adjusted for non-cash charges of $15.0 million. The main drivers of net cash outflows derived from the changes in operating assets and liabilities were related to an increase in accounts receivable of $16.2 million, and an increase in inventories of $8.2 million, and an increase in other current assets of $1.1 million, partially offset by an increase in accounts as payable of $5.7 million and a decrease in prepaid expenses and other current assets of $3.3 million. Non-cash charges primarily consisted of $5.2 million change in the fair value of warrant liability, interest expense primarily related to long-term debt in CS Solis of $4.8 million, reserve for obsolete inventory of $3.6 million, increase in the allowance for doubtful accounts of $2.2 million, and depreciation and amortization expense of $1.2 million, partially offset by non-cash income recognized upon conversion of convertible notes and SAFE agreements of $3.2 million.

Net cash used in operating activities of $11.0 million for the year ended December 31, 2021 was primarily due to the net loss of $9.3 million, and net cash outflows of $5.4 million from changes in our operating assets and liabilities, adjusted for non-cash charges of $3.7 million. The main drivers of net cash outflows derived from the changes in operating assets and liabilities were related to an increase in accounts receivable of $4.8 million, an increase in inventory of $3.0 million and an increase in prepaid expenses and other current assets of $3.0 million, partially offset by an increase in accounts payable of $3.0 million, and an increase in accrued expenses and other current liabilities of $2.9 million. Non-cash charges primarily consisted of non-cash interest expense of $1.3 million, change in fair value of convertible notes of $1.3 million, change in reserve for obsolete inventory of $0.8 million, depreciation and amortization of $0.5 million, change in the allowance of allowance of doubtful accounts of $0.4 million, non-cash lease expense of $0.3 million, and change in fair value of warrant liabilities of $0.3 million, partially offset by $1.8 million in forgiveness of PPP loan.

Cash flows from investing activities

Net cash provided by investing activities of $3.3 million for the year ended December 31, 2022, was primarily due to cash acquired in the acquisition of Solaria of $4.8 million, partially offset by additions to internal-use-software of $1.5 million.

Net cash used in investing activities of $1.1 million for the year ended December 31, 2021, was due to additions to internal-use-software.

Cash flows from financing activities

Net cash provided by financing activities of $31.2 million for the year ended December 31, 2022 was primarily due to net proceeds from issuance of long-term debt in CS Solis of $25.0 million, proceeds from the issuance of the 2022 Convertible Notes of $12.0 million, and proceeds from the issuance of notes payable of $5.5 million. This was partially offset by the repayment of notes payable of $9.5 million, payments for issuance costs of Series D redeemable convertible preferred shares of $1.4 million, and repayment of convertible notes payable to related parties of $0.5 million.

Net cash provided by financing activities of $16.9 million for fiscal year 2021 was primarily related to net proceeds from the issuance of notes payable of $7.2 million, the issuance of SAFE agreements of $5.0 million, issuance of our convertible promissory notes to related parties of $3.6 million and proceeds from the issuance of convertible promissory notes of $1.2 million.

Cash flows for the years ended December 31, 2021 and 2020

The following table summarizes Complete Solaria’s cash flows from operating, investing, and financing activities for the year ended December 31, 2021 and 2020:

	Years Ended December 31,
(in thousands)	2021	2020
Net cash used in operating activities	$(10,995)	$(6,189)
Net cash used in investing activities	$(1,063)	$(584)
Net cash provided by financing activities	$16,895	$6,355

Cash flows from operating activities

Net cash used in operating activities of $11.0 million for the year ended December 31, 2021 was primarily due to the net loss of $9.3 million, and net cash outflows of $5.4 million from changes in our operating assets and liabilities, adjusted for non-cash charges of $3.7 million. The main drivers of net cash outflows derived from the changes in operating assets and liabilities were related to an increase in accounts receivable of $4.8 million, an increase in inventory of $3.0 million, and an increase in prepaid expenses and other current assets of $3.0 million, partially offset by an increase in accounts payable of $3.0 million and an increase in accrued expenses and other current liabilities of $2.9 million. Non-cash charges primarily consisted of non-cash interest expense of $1.3 million, change in fair value of convertible notes of $1.3 million, change in reserve for obsolete inventory of $0.8 million, depreciation and amortization of $0.5 million, change in the allowance of doubtful accounts of $0.4 million, non-cash lease expense of $0.3 million, and change in fair value of warrant liabilities of $0.3 million, partially offset by $1.8 million in forgiveness of PPP loan.

Net cash used in operating activities of $6.2 million for fiscal year 2020 was primarily related to our net loss of $5.6 million, and net cash outflows of $1.9 million provided by changes in our operating assets and liabilities, adjusted for non-cash charges of $1.3 million. The main drivers of net cash outflows were derived from the changes in operating assets and liabilities and were related to an increase in accounts receivable of $2.0 million, an increase in inventory of $1.3 million, a decrease in accounts payable of $1.1 million, an increase in prepaid expenses and other current assets of $0.9 million, partially offset by an increase in accrued expenses and other current liabilities of $2.4 million, and an increase in deferred revenue of $1.5 million. Non-cash charges primarily consisted of non-cash interest of $0.5 million, increase in the allowance for doubtful accounts of $0.3 million, and depreciation and amortization of $0.3 million.

Cash Flows from Investing Activities

Net cash used in investing activities of $1.1 million for the year ended December 31, 2021 was due to additions to internal-use-software.

Net cash used in investing activities of $0.6 million for fiscal year 2020 was due to additions to internal-use-software.

Cash Flows from Financing Activities

Net cash provided by financing activities of $16.9 million for the year ended December 31, 2021 was primarily related to net proceeds from the issuance of notes payable of $7.2 million, the issuance of SAFE agreements of $5.0 million, issuance of our convertible promissory notes to related parties of $3.6 million, and proceeds from the issuance of convertible promissory notes of $1.2 million.

Net cash provided by financing activities of $6.4 million for fiscal year 2020 was primarily related to net proceeds from issuance of notes payable of $4.0 million, proceeds from the issuance of convertible promissory notes to related parties of $3.3 million, and proceeds from the issuance of convertible promissory notes of $0.7 million, partially offset by repayment of convertible notes of $1.5 million.

Off Balance Sheet Arrangements

As of the date of this proxy statement/prospectus, Complete Solaria does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that are material to investors. The term “off-balance sheet arrangement” generally means any transaction, agreement, or other contractual arrangement to which an entity unconsolidated with Complete Solaria is a party, under which it has any obligation arising under a guaranteed contract, derivative instrument, or variable interest or a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity, or market risk support for such assets.

Currently, Complete Solaria does not engage in off-balance sheet financing arrangements.

Emerging Growth Company Status

Section 102(b)(1) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can choose not to take advantage of the extended transition period and comply with the requirements that apply to non-emerging growth companies, and any such election to not take advantage of the extended transition period is irrevocable.

Complete Solaria is an “emerging growth company” as defined in Section 2(a) of the Securities Act, and has elected to take advantage of the benefits of the extended transition period for new or revised financial accounting standards. Following the closing of the Merger, our Post-Combination Company will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which the market value of common stock that is held by non-affiliates exceeds $700 million as of the end of that year’s second fiscal quarter, (ii) the last day of the fiscal year in which the Company has total annual gross revenue of $1.235 billion or more during such fiscal year (as indexed for inflation), (iii) the date on which the Company has issued more than $1.0 billion in non-convertible debt in the prior three-year period, or (iv) December 31, 2025. Complete Solaria expects to continue to take advantage of the benefits of the extended transition period, although it may decide to early adopt such new or revised accounting standards to the extent permitted by such standards. This may make it difficult or impossible to compare the Company’s financial results with the financial results of another public company that is either not an emerging growth company or is an emerging growth company that has chosen not to take advantage of the extended transition period exemptions because of the potential differences in accounting standards used.

Quantitative and Qualitative Disclosures About Market Risk

Complete Solaria’s operations expose Complete Solaria to a variety of market risks. Complete Solaria monitors and manages these financial exposures as an integral part of its overall risk management program.

Interest Rate Risk

We do not have significant exposure to interest rate risk that could affect the balance sheet, statement of operations, and the statement of cash flows, as we do not have any outstanding variable rate debt as of December 31, 2022.

Concentrations of Credit Risk and Major Customers

Our customer base consists primarily of residential homeowners. We do not require collateral on our accounts receivable. Further, our accounts receivable are with individual homeowners, and we are exposed to normal industry credit risks. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.

As of December 31, 2022, three single customers had outstanding balances that represented 27%, 18%, and 14%, respectively, of the total accounts receivable balance, compared to December 31, 2021, as a single customer had an outstanding balance that represented 50%, of the total accounts receivable balance.

For the year ended December 31, 2022, two customers represented approximately 39% and 12% of net revenues, respectively, compared to December 31, 2021 and 2020, as one customer represented approximately 63% and 81% of net revenues, respectively.

MANAGEMENT OF NEW COMPLETE SOLARIA FOLLOWING THE BUSINESS COMBINATION

The following is a list of the persons who are anticipated to be New Complete Solaria’s directors and executive officers following the Closing of the Business Combination and assuming the election of the nominees at the Special Meeting as set forth in “Proposal No. 8—The Director Election Proposal.”

Name	Age	Position
William J. Anderson	46	Chief Executive Officer and Director
Brian Wuebbels	50	Chief Financial Officer
Vikas Desai	53	President & General Manager, Business Units
David J. Anderson	44	Chief Marketing Officer & Strategic Partnerships
Mark Swanson	56	Chief Operating Officer
Thurman J. Rodgers	74	Director
Devin Whatley	54	Director
Tidjane Thiam	60	Director
Adam Gishen	48	Director
Ronald Pasek	62	Director

Executive Officers

William J. Anderson

William J. Anderson has served as the Chief Executive Officer of Complete Solaria since the merger of Complete Solar and Solaria in November 2022. From 2010 to 2022, he served as the Chief Executive Officer of Complete Solar.    From 2007 to 2009, Mr. Anderson served as CEO of Risk Allocation Systems, Inc., a lending platform connecting automobile dealerships and credit unions in order to offer point of sale automobile loans to car buyers. From 2009 to 2010, Mr. Anderson served as Partner at SVE Partners, a boutique consulting firm serving technology start-ups and venture capital investors. Mr. Anderson holds a B.S. in Managerial Sciences from the Massachusetts Institute of Technology and an M.B.A. from the Stanford University Graduate School of Business.

Brian Wuebbels

Brian Wuebbels has served as the Chief Financial Officer of Complete Solaria since February 2023. From 2021 to 2022, Mr. Wuebbels served as the President of Control & Elevator at the Nidec Motor Corporation where he led a global team of executives in Sales, Marketing, Engineering and Operations. From 2019 to 2021, Mr. Wuebbels served as Chief Financial Officer and Head of Operations for Motion & Control. From 2017 to 2018, Mr. Wuebbels served as Chief Financial Officer and Head of Operations for GCL, a solar power company. From 2010 to 2016, Mr. Wuebbels served as the Executive Vice President, Chief Financial Officer and Chief Administrative Officer at SunEdison. From 2003 to 2007, Mr. Wuebbels served as a finance executive at Honeywell. From 1993 to 2003, Mr. Wuebbels served in various roles at General Electric. Mr. Wuebbels holds an M.B.A. from the University of Southern California and a Bachelor of Science in mechanical engineering from University of Illinois Urbana-Champaign.

Vikas Desai

Mr. Desai has served as the President & General Manager, Business Units of Complete Solaria since the merger of Complete Solar and Solaria in November 2022. From 2021 to 2022, Mr. Desai served as the President of Solaria. From 2018 to 2021, Mr. Desai served as Chief Executive Officer of Powerside, a power analytics provider. From 2016 to 2018, he served as the Senior Vice President and Global General Manager of Flextronics. From 2010 to 2016, Mr. Desai served as the CEO of EchoFirst, which was acquired by SunEdison, where he served as Senior Vice President and GM of the Residential and Light Commercial Business Unit. From 2004 to 2010, Mr. Desai served as the Senior Vice President and General Manager of SunPower Corporation’s residential and light commercial business unit. Mr. Desai holds and a B. Eng. in Electrical Engineering from Lalbhai Dalpatbhai College of Engineering, M.Sc. in Power Electronics Engineering from Loughborough University, and an M.B.A. from the University of California, Berkeley.

David J. Anderson

David J. Anderson has served as the Chief Marketing Officer of Complete Solaria since the merger of Complete Solar and Solaria in November 2022. From 2010 to 2022, Mr. Anderson served as a Co-Founder and the Chief Marketing Officer of Complete Solar. From 2003 to 2007, Mr. Anderson owned and operated his own marketing consulting company serving businesses with a focus on residential services. Mr. Anderson holds a B.S. in Economics from the University of Utah.

Mark Swanson

Mark Swanson has served as the Chief Operating Officer of Complete Solaria since the merger of Complete Solar and Solaria in November 2022. From 2021 to 2022, Mr. Swanson served as the Chief Operating Officer of Solaria. From 2017 to 2021, Mr. Swanson was the Chief Operating Officer of Borrego Solar. From 2013 to 2017, Mr. Swanson worked at SunPower Corporation where he ran the global module manufacturing organization as well as led the product introduction and supply chain development team. From 2002 to 2013, Mr. Swanson served as the Chief Executive Officer at Harbor Fluid Products. Mr. Swanson holds a B.S. in Mechanical Engineering from Stanford University and an M.S. in Mechanical Engineering from the University of Michigan.

Non-Employee Directors

Thurman J. Rodgers

Thurman J. (“T.J.”) Rodgers has served as a member of the Complete Solaria board since November 2022. Mr. Rodgers founded Cypress Semiconductor in 1982 and served as Cypress’ Chief Executive Officer from 1982 to 2016. Mr. Rodgers currently serves on the boards of other energy-related companies: including Enovix, Enphase Energy Inc. (energy and storage technologies), and FTC Solar (single-axis tracking for solar). From 2004 to 2012, he served as a member of Dartmouth’s board of trustees. Mr. Rodgers was a Sloan scholar at Dartmouth, where he graduated in 1970 as the Salutatorian with a double major in Physics and Chemistry. He won the Townsend Prize and the Haseltine Chemistry-Physics Prize as the top physics and chemistry student in his class. Mr. Rodgers holds a master’s degree and a Ph.D. in Electrical Engineering from Stanford University, where he attended on a Hertz fellowship.

Devin Whatley

Devin Whatley has served as a member of the Complete Solaria board since November 2022. Since 2010, Mr. Whatley has served as the Managing Partner at the Ecosystem Integrity Fund. Mr. Whatley serves as a member of the board of directors of several private companies focused on renewable energy. Mr. Whatley was a CFA Charterholder and holds a B.A. in East Asian Studies with a Business Emphasis from the University of California, Los Angeles and an M.B.A. from the Wharton School at the University of Pennsylvania.

Tidjane Thiam

Mr. Thiam has served as a member of the FACT Board and as Executive Chairman of FACT since inception. In 2021, Mr. Thiam was appointed Chairman of Rwanda Finance Limited. He also serves as a Director and Chair of the Audit Committee of Kering S.A., the French luxury group. Mr. Thiam is also a Special Envoy on Covid 19 for the African Union. From 2015 to 2020, Mr. Thiam was Chief Executive Officer of Credit Suisse Group AG. From 2014 to 2019, Mr. Thiam was a Director of 21st Century Fox and served on its Nominating and Corporate Governance Committee. Mr. Thiam previously served at Prudential plc, a global insurance company based on London, as the Group Chief Executive from 2009 to 2015, a Director from 2008 to 2015 and Group Chief Financial Officer from 2008 to 2009. Mr. Thiam holds an M.B.A. from INSEAD and graduated from École Nationale Supérieure des Mines de Paris in 1986 and from École Polytechnique in Paris in 1984.

Adam Gishen

Mr. Gishen has served as FACT’s Chief Executive Officer since February 2021, and serves as one of FACT’s initial board observers. From 2015 to 2020, Mr. Gishen served in several senior roles at Credit Suisse Group AG, including Global Head of Investor Relations, Corporate Communications and Marketing and Branding. Prior to 2015, Mr. Gishen was a partner at Ondra Partners, a financial advisory firm and previous to this worked as a Managing Director at Nomura and at Lehman Brothers in the area of equity capital markets. Mr. Gishen graduated from the University of Leeds.

Ronald Pasek

Ronald Pasek has served as a member of the board of directors of Complete Solaria since February 2023. Since 2015, Mr. Pasek has served as the chairman of the board of directors of Spectra7 Microsystems Inc., a Canadian publicly-traded consumer connectivity company. From 2016 to 2020, Mr. Pasek was Chief Financial Officer of NetApp. From 2009 until its acquisition by Intel in December 2015, Mr. Pasek served as Senior Vice President, Finance and Chief Financial Officer of Altera Corporation, a worldwide provider of programmable logic devices. Mr. Pasek was previously employed by Sun Microsystems, in a variety of roles including Vice President, Corporate Treasurer and Vice President of worldwide field finance, worldwide manufacturing and U.S. field finance. Mr. Pasek holds a B.S. degree from San Jose State University and an M.B.A. degree from Santa Clara University.

Role of Board in Risk Oversight

Upon the Closing of the Business Combination, one of the key functions of the New Complete Solaria Board will be informed oversight of New Complete Solaria’s risk management process. The New Complete Solaria Board does not anticipate having a standing risk management committee, but rather anticipates administering this oversight function directly through the New Complete Solaria Board as a whole, as well as through various standing committees of the New Complete Solaria Board that address risks inherent in their respective areas of oversight. In particular, the New Complete Solaria Board will be responsible for monitoring and assessing strategic risk exposure and New Complete Solaria’s audit committee will have the responsibility to consider and discuss New Complete Solaria’s major financial risk exposures and the steps its management will take to monitor and control such exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee will also monitor compliance with legal and regulatory requirements. New Complete Solaria’s compensation committee will also assess and monitor whether New Complete Solaria’s compensation plans, policies and programs comply with applicable legal and regulatory requirements.

Board Committees

After the Closing of the Business Combination, the standing committees of the New Complete Solaria Board will consist of an audit committee, a compensation committee, and a nominating and corporate governance committee. The New Complete Solaria Board may from time to time establish other committees.

New Complete Solaria’s Chief Executive Officer and other executive officers will regularly report to the non-executive directors and each standing committee to ensure effective and efficient oversight of its activities and to assist in proper risk management and the ongoing evaluation of management controls.

Audit Committee

Upon the Closing of the Business Combination, New Complete Solaria will have an audit committee, consisting of            , who will serve as the chairperson,            and            . Each proposed member of the audit committee qualifies as an independent director under the NYSE corporate governance standards and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, the

New Complete Solaria Board will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the NYSE.

The responsibilities of the audit committee will include, among other things:

•	helping the board of directors oversee corporate accounting and financial reporting processes;

•	managing the selection, engagement and qualifications of a qualified firm to serve as the independent registered public accounting firm to audit New Complete Solaria’s financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, New Complete Solaria’s interim and year-end operating results;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing policies on financial risk assessment and financial risk management;

•	reviewing related party transactions;

•

obtaining and reviewing a report by the independent registered public accounting firm at least annually, that describes New Complete Solaria’s internal quality-control procedures, any material issues with such procedures, and any steps taken to deal with such issues when required by applicable law; and

•	approving (or, as permitted, pre-approving) all audit and all permissible non-audit service to be performed by the independent registered public accounting firm.

The New Complete Solaria Board will adopt a written charter of the audit committee which will be available on New Complete Solaria’s website upon the Closing of the Business Combination.

Compensation Committee

Upon the Closing of the Business Combination, New Complete Solaria will have a compensation committee, consisting of            , who will serve as the chairperson,            and            . Each committee member will be an independent director as defined under NYSE Listing Rule 5605(a)(2).

The responsibilities of the compensation committee are:

•	reviewing and approving, or recommending that the New Complete Solaria Board approve, the compensation of New Complete Solaria’s executive officers and senior management;

•	reviewing and recommending to the New Complete Solaria Board the compensation of New Complete Solaria’s directors;

•	reviewing and approving, or recommending that the New Complete Solaria Board approve, the terms of compensatory arrangements with New Complete Solaria’s executive;

•	administering New Complete Solaria’s stock and equity incentive plans;

•	selecting independent compensation consultants and assessing whether there are any conflicts of interest with any of the committee’s compensation advisors;

•

reviewing, approving, amending and terminating, or recommending that the New Complete Solaria Board approve, amend or terminate, incentive compensation and equity plans, severance agreements, change-of-control protections and any other compensatory arrangements for New Complete Solaria’s executive officers and other senior management, as appropriate;

•	reviewing and establishing general policies relating to compensation and benefits of New Complete Solaria’s employees; and

•	reviewing New Complete Solaria’s overall compensation.

The New Complete Solaria Board will adopt a written charter for the compensation committee which will be available on New Complete Solaria’s website upon the completion of the Business Combination.

Nominating and Corporate Governance Committee

Upon the Closing of the Business Combination, New Complete Solaria will have a nominating and governance committee, consisting of            , who will be serving as the chairperson,            and            . The responsibilities of the nominating and corporate governance committee will be:

•	identifying, evaluating and selecting, or recommending that the New Complete Solaria Board approve, nominees for election to the New Complete Solaria Board;

•	evaluating the performance of the New Complete Solaria Board and of individual directors;

•	evaluating the adequacy of New Complete Solaria’s corporate governance practices and reporting;

•	reviewing management succession plans; and

•	developing and making recommendations to the New Complete Solaria Board regarding corporate governance guidelines and matters.

Code of Ethical Business Conduct

New Complete Solaria has adopted a code of ethical business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be adopted by New Complete Solaria at the closing and will be available on New Complete Solaria’s website upon the completion of the Business Combination. New Complete Solaria’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that New Complete Solaria’s Internet website address is provided as an inactive textual reference only. New Complete Solaria will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its internet website.

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee was at any time during 2022, or at any other time, one of New Complete Solaria’s officers or employees. None of New Complete Solaria’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of our board of directors or member of the compensation committee.

Independence of the Board of Directors

NYSE rules generally require that independent directors must comprise a majority of a listed company’s board of directors. As a controlled company, New Complete Solaria will be largely exempt from such requirements. However, New Complete Solaria does not presently intend to rely on such exemption. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that each of            and            , representing a majority of New Complete Solaria’s proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the NYSE.

EXECUTIVE AND DIRECTOR COMPENSATION

This section provides an overview of Complete Solaria’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the “Summary Compensation Table” below. This discussion may contain forward-looking statements that are based on Complete Solaria’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New Complete Solaria adopts following the completion of the Business Combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion. All share counts in this section are shown on a pre-Business Combination basis.

Complete Solaria has opted to comply with the executive compensation disclosure rules applicable to emerging growth companies, as FACT is an emerging growth company. The scaled down disclosure rules are those applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act, which require compensation disclosure for Complete Solaria’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2022 exceeded $100,000 and who were serving as executive officers as of December 31, 2022. Complete Solaria refers to these individuals as “named executive officers.” For 2022, Complete Solaria’s named executive officers were:

•	William J. Anderson, Complete Solaria’s, Chief Executive Officer;

•	Antonio R. Alvarez, Complete Solaria’s former President; and

•	Vikas Desai, Complete Solaria’s President & General Manager, Business Units.

Complete Solaria expects that New Complete Solaria’s executive compensation program will evolve to reflect its status as a newly publicly traded company, while still supporting the New Complete Solaria’s overall business and compensation objectives.

Complete Solaria believes its compensation program should promote the success of the company and align executive incentives with the long-term interests of its stockholders. Complete Solaria’s current compensation programs reflect its startup origins in that they consist primarily of salary and stock option awards. As Complete Solaria’s needs evolve, Complete Solaria intends to continue to evaluate its philosophy and compensation programs as circumstances require.

Summary Compensation Table

The following table shows information regarding the compensation of Complete Solaria’s named executive officers for services performed in the year ended December 31, 2022.

Name and Principal Position	Year	Salary	Bonus	Option Awards(1)	All Other Compensation	Total
William Anderson Chief Executive Officer	2022	$300,000	$18,000	$103,444	—	$421,444
Antonio R. Alvarez Former President(2)	2022	$331,000	—	—	—	$331,000
Vikas Desai President & General Manager, Business Units	2022	$305,000	—	$423,055	—	$728,055

(1)

Amounts reported in this column do not reflect the amounts actually received by Complete Solaria’s named executive officers. Instead, these amounts reflect the aggregate grant-date fair value of awards granted to each named executive officer, computed in accordance with the FASB ASC Topic 718, Stock-based Compensation. See Note 14 to Complete Solar’s audited financial statements and Note 13 to Solaria’s audited consolidated financial statements included elsewhere in this prospectus for discussion of assumptions made in determining the grant date fair value of its equity awards. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. The shares underlying these options vest in 48 equal monthly installments, subject to the named executive officer’s continued service at each vesting date.

(2)	Mr. Alvarez left the company in March 2023.

Outstanding Equity Awards at December 31, 2022

The following table presents information regarding the outstanding option awards held by each of the named executive officers as of December 31, 2022:

Name	Grant Date (1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price $	Option Expiration Date
William Anderson	10/18/2016	10/18/2016	1,200,000	—		0.09	10/17/2026
	6/12/2020	6/1/2020	638,888	127,778	(2)	0.40	6/11/2030
	6/12/2020	6/1/2020	27,778	5,556	(2)	0.40	6/11/2030
	9/9/2022	3/1/2022	50,000	150,000	(2)	0.90	9/8/2032
Antonio R. Alvarez	7/30/2020	5/11/2020	65,148	60,946	(3)	3.97	7/29/2030
	7/30/2020	5/11/2020	313,235	293,028	(3)	3.97	7/29/2030
Vikas Desai	6/22/2018	2/28/2018	8,788	—		4.84	6/21/2028
	10/28/2021	10/11/2021	52,353	172,020	(3)	2.23	10/27/2031
	10/28/2021	10/11/2021	83,808	275,370	(3)	2.23	10/27/2031
	9/28/2022	9/28/2022	—	14,706	(4)	5.53	9/27/2032
	9/28/2022	9/28/2022	—	107,354	(4)	5.53	9/27/2032

(1)

All option awards were granted pursuant to the 2022 Plan, Complete Solaria’s 2011 Stock Plan (the “2011 Plan”), Complete Solaria’s 2016 Stock Plan (the “2016 Plan”) and Complete Solaria’s 2006 Stock Plan (the “2006 Plan”). As is described in greater detail below in the “Employee Benefit Plans” section, the 2016 Plan and 2006 Plan were assumed by Complete Solaria from Solaria in connection with the Complete Solar and Solaria Merger.

(2)	The total shares underlying the option award vest in 36 equal monthly installments, subject to the named executive officer’s continued service at each vesting date.
(3)	The total shares underlying the option award vest in 60 equal monthly installments, subject to the named executive officer’s continued service at each vesting date.
(4)

20% of the total shares underlying the option award vest on the one-year anniversary of the vesting commencement date, thereafter 1/60th of the total shares underlying the option award vest in 60 equal monthly installments.

Employment Arrangements with Named Executive Officers

Complete Solaria intends to enter into employment agreements with its executive officers in connection with the Business Combination.

Director Compensation

None of the Complete Solaria’s directors received compensation in 2022 for services rendered to Complete Solaria with the exception of William J. Anderson, Antonio R. Alvarez, and David J. Anderson for their compensation as Chief Executive Officer, former President, and Chief Marketing Officer, respectively, of Complete Solaria. William J. Anderson and Antonio R. Alvarez are named executive officers and their compensation is given in the “Summary Compensation Table” above. As of December 31, 2022, David J. Anderson held 838,750 shares of Complete Solaria’s Common Stock and an option to purchase 700,000 shares of Complete Solaria’s Common Stock.

Executive Compensation

Following the consummation of the Business Combination, the New Complete Solaria’s compensation committee will oversee the compensation policies, plans and programs and review and determine compensation to be paid to executive officers, directors and other senior management, as appropriate. The compensation policies followed by the New Complete Solaria will be intended to provide for compensation that is sufficient to attract, motivate and retain executives of the New Complete Solaria and potential other individuals and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

Nonqualified Deferred Compensation

Complete Solaria’s named executive officers did not participate in, or earn any benefits under, any nonqualified deferred compensation plan sponsored by Complete Solaria during 2022. Complete Solaria’s board of directors may elect to provide officers and other employees with nonqualified deferred compensation benefits in the future if it determines that doing so is in the company’s best interests.

Pension Benefits

Complete Solaria’s named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by Complete Solaria during 2022.

Employee Benefit Plans

Equity-based compensation has been and will continue to be an important foundation in executive compensation packages as Complete Solaria believes it is important to maintain a strong link between executive incentives and the creation of stockholder value. Complete Solaria believes that performance and equity-based compensation can be an important component of the total executive compensation package for maximizing stockholder value while, at the same time, attracting, motivating and retaining high-quality executives. Formal guidelines for the allocations of cash and equity-based compensation have not yet been determined, but it is expected that the 2023 Plan described in Proposal No. 6 will be an important element of New Complete Solaria’s compensation arrangements for both executive officers and directors, and that the executive officers will also be eligible to participate in the ESPP described in Proposal No. 7. Below is a description of the 2022 Plan, the 2011 Plan, the 2016 Plan and the 2006 Plan. The 2022 Plan is the successor of the Complete Solar 2021 Stock Plan, which was amended and assumed by Complete Solaria in connection with the Required Transaction. The 2011 Plan is the Complete Solar 2011 Stock Plan that was assumed by Complete Solaria in the Required Transaction. The 2016 Plan and the 2006 Plan are the Solaria stock plans that were assumed by Complete Solaria in the Required Transaction.

Complete Solaria 2022 Stock Plan

Complete Solaria’s board of directors adopted, and Complete Solaria’s stockholders approved, the 2022 Plan in October 2022 in connection with the Required Transaction. The 2022 Plan amends and restates Complete Solar’s 2021 Stock Plan.

Stock Awards.    The 2022 Plan provides for the grant of incentive stock options (“ISOs”) and nonstatutory stock options to purchase shares of Complete Solaria common stock and restricted stock awards (collectively, “stock awards”). ISOs may be granted only to Complete Solaria employees and the employees of any parent corporation or subsidiary corporation. All other awards may be granted to Complete Solaria employees, non-employee directors and consultants and the employees and consultants of Complete Solaria affiliates. Complete Solaria has granted stock options and restricted stock awards under the 2022 Plan. As of December 31, 2022, 1,413,851 shares of Complete Solaria common stock were issuable pursuant to outstanding options, restricted stock awards, and other purchase rights and 918,55 shares of Complete Solaria common stock were available for future issuance under the 2022 Plan.

The 2022 Plan will terminate when the 2023 Plan becomes effective upon the consummation of the Business Combination. However, any outstanding awards granted under the 2022 Plan will remain outstanding, subject to the terms of Complete Solaria’s 2022 Plan and award agreements, until such outstanding options are exercised or until any awards terminate or expire by their terms.

If a stock award granted under the 2022 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of Complete Solaria common stock not acquired pursuant to the stock award again will become available for subsequent issuance under the 2022 Plan (in the event that the 2023 Plan does not become effective as described in the preceding paragraph). In addition, the following types of shares of Complete Solaria common stock under the 2022 Plan may become available for the grant of new stock awards under the 2022 Plan: (1) shares that are forfeited to or repurchased by Complete Solaria prior to becoming fully vested; (2) shares retained to satisfy income or employment withholding taxes; (3) shares retained to pay the exercise or purchase price of a stock award; or (4) shares surrendered pursuant to an option exchange program.

Administration.    Complete Solaria’s board of directors, or a duly authorized committee thereof, has the authority to administer the 2022 Plan. Complete Solaria’s board of directors may also delegate to one or more officers the authority to (1) designate employees (other than other officers or directors) to be recipients of certain stock awards, and (2) grant stock awards to such individuals within parameters specified by the Board. Subject to the terms of the 2022 Plan, the plan administrator determines the award recipients, dates of grant, the numbers and types of stock awards to be granted and the applicable fair market value and the provisions of the stock awards, including the period of their exercisability, the vesting schedule applicable to a stock award and any repurchase rights that may apply. The plan administrator has the authority to modify outstanding awards, including reducing the exercise, purchase or strike price of any outstanding stock award, canceling any outstanding stock award in exchange for new stock awards, cash or other consideration or taking any other action that is treated as a repricing under generally accepted accounting principles, with the consent of any adversely affected participant.

Stock Options.    ISOs and NSOs are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of Complete Solaria common stock on the date of grant. Options granted under the 2022 Plan vest at the rate specified by the plan administrator.

The plan administrator determines the term of stock options granted under the 2022 Plan, up to a maximum of ten years. Unless the terms of an optionholder’s stock option agreement provide otherwise, if an optionholder’s service relationship with us, or any of Complete Solaria’s affiliates, ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. The option term may be extended in the event that the exercise of the option following such a termination of service is prohibited by applicable securities laws. If an optionholder’s service relationship with Complete Solaria or any of its affiliates ceases due to disability or death, or an optionholder dies within 3 months following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 12 months following such disability or death. In the event of a termination for cause, options generally terminate immediately upon the termination of the individual for cause. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (1) cash; (2) check; (3) to the extent permitted under applicable laws, a promissory note; (4) cancellation of indebtedness; (5) other previously owned Complete Solaria shares; (6) a cashless exercise; (7) such other consideration and method of payment permitted under applicable laws; or (8) any combination of the foregoing methods of payment.

Tax Limitations on Incentive Stock Options.    The aggregate fair market value, determined at the time of grant, of Complete Solaria common stock with respect to ISOs that are exercisable for the first time by an optionholder during any calendar year under all Complete Solaria stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of the total combined voting power of Complete Solaria or that of any of its affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the ISO does not exceed five years from the date of grant.

Incentive Stock Option Limit.    The maximum number of shares of Complete Solaria common stock that may be issued upon the exercise of ISOs under the 2022 Plan is 6,677,960 shares plus, to the extent permitted by applicable law, any shares that again become available for issuance under the 2022 Plan.

Restricted Stock Awards.    Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. The permissible consideration for restricted stock awards are the same as apply to stock options. Common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in Complete Solaria’s favor in accordance with a vesting schedule to be determined by the plan administrator. A restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator. Except as otherwise provided in the applicable award agreement, restricted stock awards that have not vested may be forfeited or repurchased by Complete Solaria upon the participant’s cessation of continuous service for any reason.

Changes to Capital Structure.    In the event that there is a specified type of change in Complete Solaria’s capital structure, including without limitation a stock split or recapitalization, extraordinary divided payable in a form other than shares in an amount that has a material effect on the fair market value of the common stock, or any increase or decrease in the number of issued shares effected without receipt of consideration by Complete Solaria, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2022 Plan, and (2) the class and number of shares and price per share of stock (including any repurchase price per share) subject to outstanding stock awards.

Corporate Transactions.    The 2022 Plan provides that in the event of certain specified significant corporate transactions, unless otherwise provided in an award agreement or other written agreement between Complete Solaria and the award holder, each outstanding award (vested or unvested) will be treated as the plan administrator determines, including (without limitation) taking one or more of the following actions with respect to each stock award, contingent upon the closing or completion of the transaction: (1) arranging for the assumption, continuation or substitution of the stock award by a successor corporation, (2) arranging for the assignment of any reacquisition or repurchase rights held by Complete Solaria in respect of Complete Solaria common stock issued pursuant to the stock award to a successor corporation, or (3) canceling the stock award in exchange for a cash payment, or no payment, as determined by the plan administrator (including a payment equal to the excess, if any, of the fair market value of the shares as of the closing date of such corporate transaction over any exercise or purchase price payable by the holder (which payment may be delayed to the same extent that payment of consideration to the holders of Complete Solaria common stock in connection with the transaction is delayed as a result of any escrow, holdback, earnout or similar contingencies). The plan administrator is not obligated to treat all stock awards or portions thereof in the same manner, and the plan administrator may take different actions with respect to the vested and unvested portions of a stock award.

Under the 2022 Plan, a significant corporate transaction is generally the consummation of (1) a transfer of all or substantially all of Complete Solaria’s assets, (2) the consummation of a transaction, or series of related transactions, in which any person becomes the beneficial owners of more than 50% of Complete Solaria’s then-outstanding capital stock, or (3) a merger, consolidation or other capital reorganization or business combination transaction of Complete Solaria with our into another corporation, entity or person .

Transferability. A participant generally may not transfer stock awards under the 2022 Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2022 Plan.

Amendment and Termination. Complete Solaria’s board of directors has the authority to amend, suspend or terminate the 2022 Plan, provided that, with certain exceptions, such action does not impair the existing rights of any participant without such participant’s written consent. Certain material amendments also require the approval of Complete Solaria’s stockholders. Unless terminated sooner by Complete Solaria’s board of directors, the 2022 Plan will automatically terminate in October, 2032. No stock awards may be granted under the 2022 Plan while it is suspended or terminated.

Complete Solar 2011 Stock Plan

Complete Solar’s board of directors adopted the 2011 Plan in January 2011 and was amended from to time by Complete Solar’s board of directors and its stockholders. The 2011 Plan was terminated in November, 2021 in connection with Complete Solaria’s adoption of the 2022 Plan, and no new awards may be granted under it. The 2011 Plan was assumed by Complete Solaria in connection with the Required Transaction. Outstanding awards granted under the 2011 Plan remain outstanding, subject to the terms of the 2011 Plan and award agreements, until such outstanding options are exercised or terminate or expire by their terms. As of December 31, 2022, options to purchase 3,542,418 shares of Complete Solaria’s common stock were outstanding under the 2011 Plan.

Plan administration. Complete Solaria’s board of directors or a duly authorized committee of the board of directors administers the 2011 Plan and the awards granted under it.

Capitalization Adjustments. In the event that any change is made in, or other events occur with respect to, our common stock subject to the 2011 Plan or any stock award, such as certain mergers, consolidations, reorganizations, recapitalizations, dividends, stock splits, or other similar transactions, appropriate adjustments will be made to the classes, number of shares subject to, and price per share and repurchase price, if applicable, of any outstanding stock awards.

Corporate Transactions. In the event of a sale of all or substantially all of our assets or our merger, consolidation or other capital reorganization or business combination transaction with or into another corporation, entity or person, our 2011 Plan provides that any surviving or acquiring corporation (or parent thereof) may assume or substitute such outstanding awards and any reacquisition or repurchase rights may be assigned to such surviving or acquiring corporation (or parent thereof), or such awards may be terminated in exchange for a payment of cash, securities and/or other property equal to the excess of the fair market value of the portion of the stock subject to such awards vested and exercisable as of immediately prior to the consummation of such corporate transaction. If the surviving or acquiring corporation (or parent thereof) does not assume or substitute outstanding awards in the corporate transaction, or exchange such awards for a payment, then each such outstanding award shall terminate upon consummation of the corporate transaction.

Change in Control. In the event of a change in control (as defined in the 2011 Plan), a stock award may be subject to additional acceleration of vesting and exercisability upon or after a change in control, as may be provided in the stock award agreement or in any other written agreement between us and a participant. In the absence of such a provision, no such acceleration will occur.

Amendment of Awards. The plan administrator has the authority to modify outstanding stock awards under our 2011 Plan; provided that no such amendment or modification may impair the rights of any participant with respect to awards granted prior to such action without such participant’s written consent.

Solaria 2016 Stock Plan

Solaria’s board of directors adopted, and Solaria’s stockholders approved, the 2016 Plan, in May 2016 and July 2016, respectively. Complete Solaria assumed the 2016 Plan in connection with the Required Transaction. The 2016 Plan was terminated in November 2022 in connection with the Required Transaction, and no new awards may be granted under it. Outstanding awards granted under the 2016 Plan remain outstanding, subject to the terms of the 2016 Plan and award agreements, until such outstanding options are exercised or terminate or expire by their terms. As of December 31, 2022, options to purchase 34,212 shares of Complete Solaria’s common stock were outstanding under the 2016 Plan.

Plan Administration. Complete Solaria’s board of directors or a duly authorized committee administers the 2016 Plan and the awards granted under it.

Capitalization Adjustments. In the event that any change is made in, or other events occur with respect to, Complete Solaria’s common stock subject to the 2016 Plan or any stock award, such as certain mergers, consolidations, reorganizations, recapitalizations, dividends, stock splits, or other similar transactions, appropriate adjustments will be made to the classes, number of shares subject to, and the price per share, if applicable, of any outstanding stock awards.

Change in Control. In the event of a Change in Control (as defined in the 2016 Plan), our 2016 Plan provides that unless otherwise provided in a written agreement between us and any participant or unless otherwise expressly provided by the board of directors at the time of grant of an award, any surviving or acquiring corporation (or parent thereof) may assume, continue or substitute such outstanding awards and any reacquisition or repurchase rights may be assigned to such surviving or acquiring corporation (or parent thereof). If the surviving or acquiring corporation (or parent thereof) does not assume, continue or substitute outstanding awards in the corporate transaction, then the board of directors may provide for the accelerated vesting (in whole or in part) of any or all awards or may cancel any award for such consideration, if any, as the board of directors may consider appropriate.

Amendment of Awards. The plan administrator has the authority to modify outstanding stock awards under our 2016 Plan; provided that no such amendment or modification may impair the rights of any participant with respect to awards granted prior to such action without such participant’s written consent.

Solaria 2006 Stock Plan

Solaria’s board of directors adopted, and Solaria’s stockholders approved, the 2006 Plan, in February 2006 and August 2006, respectively, and it was amended and restated from to time by Solaria’s board of directors and its stockholders. The 2006 Plan was terminated in February 2016 in connection with Solaria’s adoption of the 2016 Plan, and no new awards may be granted under it. Complete Solaria assumed the outstanding awards granted pursuant to the 2006 Plan in connection with the Required Transaction. Outstanding awards granted under the 2006 Plan remain outstanding, subject to the terms of the 2006 Plan and award agreements, until such outstanding options are exercised or terminate or expire by their terms. As of December 31, 2022, options to purchase 34,212 shares of Complete Solaria’s common stock were outstanding under the 2006 Plan.

Plan administration. Complete Solaria’s board of directors or a duly authorized committee administers the 2006 Plan and the awards granted under it.

Capitalization Adjustments. In the event that any change is made in, or other events occur with respect to, our common stock subject to the 2006 Plan or any stock award, such as certain mergers, consolidations, reorganizations, recapitalizations, dividends, stock splits, or other similar transactions affecting the shares subject to the 2006 Plan, appropriate adjustments will be made to the class and number of shares subject to, and the price per share, if applicable, of any outstanding stock awards.

Change in Control. In the event of a change in control (as defined in the 2006 Plan), our 2006 Plan provides that any successor corporation (or parent thereof) will assume or substitute such outstanding awards and any reacquisition or repurchase rights may be assigned to such surviving or acquiring corporation (or parent thereof). If the surviving or acquiring corporation (or parent thereof) does not assume or substitute outstanding awards in the corporate transaction, then the vesting of outstanding awards held by participants will accelerate in full and any repurchase rights held by us with respect to such awards will lapse, contingent upon the effectiveness of such transaction. Notwithstanding the foregoing, to the extent that stock awards will terminate if not exercised prior to the effective time of a corporate transaction, our board may provide that such awards will be canceled for a payment equal to the excess, if any, of the value of the property the holder would have received upon exercise of such award over any exercise price payable.

In addition, with respect to awards (and, if applicable, shares of restricted stock acquired pursuant to such awards) granted to non-employee directors that are assumed or substituted for, if on or following the date of such assumption or substitution such individual’s status as a director is involuntarily terminated, such individual shall fully vest in and have the right to exercise awards as to all of the shares subject thereto.

Also, with respect to awards (and, if applicable, shares of restricted stock acquired pursuant to such awards) granted to participants that are assumed or substituted for, if either (x) such participant remains continuously employed by us or our successor through the one-year anniversary of such change in control or (y) such participant’s employment is involuntarily terminated without cause (as such term is defined in the 2006 Plan), or such participant’s duties are material diminished, in either case at any time prior to the one-year anniversary of such change in control, such individual will vest into such awards on an accelerated basis as if such individual had provided an additional 12 months of continuous service, such individual shall fully vest in and have the right to exercise awards as to all of the shares subject thereto.

Amendment of Awards. The plan administrator has the authority to modify outstanding stock awards under our 2006 Plan; provided that no such amendment or modification may impair the rights of any participant with respect to awards granted prior to such action without such participant’s written consent.

Health and Welfare Benefits

Complete Solaria provides benefits to its named executive officers on the same basis as provided to all of its employees, including health, dental and vision insurance; life and disability insurance; and a tax-qualified Section 401(k) plan. Complete Solaria does not maintain any executive-specific benefit or perquisite programs.

Rule 10b5-1 Sales Plans

Complete Solaria’s directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or executive officer when entering into the plan, without further direction from them. The director or executive officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Complete Solaria’s directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information, subject to compliance with the terms of our insider trading policy. The sale of any shares under such plan will be subject to the lock-up agreement that the director or executive officer has entered into with FACT in connection with the Business Combination.

Emerging Growth Company Status

The New Complete Solaria will be an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company it will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of its chief executive officer to the median of the annual total compensation of all of its employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

FACT Related Party Transactions

Private Placement Warrants

On March 2, 2021, simultaneously with the closing of the IPO, FACT completed the private sale of an aggregate of 6,266,667 FACT Private Placement Warrants to the Sponsor at a purchase price of $1.50 per FACT Private Placement Warrant, generating gross proceeds to FACT of $9.4 million.

Each FACT Private Placement Warrant is exercisable for one whole Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the sale of the private placement warrants to the Sponsor was added to the proceeds from the IPO held in the Trust Account. If FACT does not complete an initial business combination by September 2, 2023 (or a later date if approved by FACT’s shareholders pursuant to the Articles of Association), the FACT Private Placement Warrants will expire worthless. The FACT Private Placement Warrants will be non-redeemable for cash and exercisable on a cashless basis so long as they are held by the Sponsor or its permitted transferees.

Sponsor Support Agreement

In connection with the execution of the Business Combination Agreement, FACT entered into a Sponsor Support Agreement with the Sponsor, the parties thereto, including the FACT Initial Shareholders (together, the “Sponsor Signatories”, and Complete Solaria, pursuant to which the Sponsor Signatories have agreed to, among other things:

•	vote in favor of the Business Combination Agreement and the transactions contemplated thereby;

•	not redeem their FACT Ordinary Shares;

•

from the Closing, at each of the first three annual meetings of the stockholders of New Complete Solaria vote all of their shares of New Complete Solaria Common Stock in favor of Mr. Thiam for election to the board of directors of New Complete Solaria; and

•	be bound by certain other agreements and covenants related to the Business Combination, including vesting and forfeiture restrictions with respect to certain shares held by the Sponsor.

The Sponsor Support Agreement was entered into as an inducement for FACT and Complete Solaria to enter into the Business Combination Agreement, and consideration was not provided to the Sponsor Signatories in exchange for entering into the Sponsor Support Agreement.

Lock-Up Agreement

The Business Combination Agreement contemplates that, at the Closing, New Complete Solaria, the Sponsor, the Sponsor Key Holders (as defined in the Lock-Up Agreement) and Complete Solaria Key Holders (as defined in the Lock-Up Agreement), will enter into the Lock-Up Agreement.

The Lock-Up Agreement contains certain restrictions on transfer with respect to securities of New Complete Solaria to be held by the Sponsor, Sponsor Key Holders and Complete Solaria Key Holders immediately following the Closing (including shares of New Complete Solaria Common Stock, New Complete Solaria Private Warrants and any shares of New Complete Solaria Common Stock issuable upon the exercise, conversion or settlement of derivative securities and promissory notes). Such restrictions begin at the Closing and end on the earlier of (x) the twelve month anniversary of the Closing and (y) the date on which the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty trading days within any thirty consecutive trading day period beginning after the date that is 180 calendar days after the Closing and ending 365 calendar days following the Closing.

Advisory Fees to China Bridge Capital

In May 2021, FACT entered into an agreement with CBC, an affiliate of Edward Zeng, who is a member of the FACT board of directors, pursuant to which CBC agreed to provide advisory and investment banking services to FACT in connection with a potential business combination. Under amendment subsequent agreement, dated June 3, 2022, which supersedes the previous agreement among the parties, FACT agreed to pay CBC a customary advisory fee that would be negotiated at the time of the business combination. Mr. Gishen, on behalf of FACT, Mr. Zeng, in his capacity as a representative of CBC, are holding ongoing negotiations regarding the amount of the advisory fee payable to CBC under its June 2022 letter agreement with FACT. Prior the execution of the Business Combination Agreement, the FACT Special Committee and FACT Board approved a potential fee arrangement between FACT and CBC. The June 2022 agreement between FACT and CBC may be terminated by FACT or CBC at any time, with or without cause.

Related Party Loans

In order to finance transaction costs in connection with an intended business combination, the Sponsor or an affiliate of the Sponsor, or certain of FACT’s officers and directors, may, but are not obligated to, loan FACT funds as may be required (“Working Capital Loans”). If FACT completes a business combination, FACT would repay the Working Capital Loans. In the event that a business combination does not close, FACT may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. After giving effect to the April 2022 FACT Note, June 2022 FACT Note and December 2022 FACT Note described below, up to $1.325 million of additional Working Capital Loans may be convertible into Private Placement Warrants of the post business combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Prior to the completion of the initial business combination, FACT does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as FACT does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in FACT’s Trust Account. As of December 31, 2021 and 2020, FACT had no borrowings under the Working Capital Loans.

On April 1, 2022, FACT issued the April 2022 FACT Note. The proceeds of the April 2022 FACT Note, which may be drawn down from time to time until FACT consummates the initial business combination, will be used for general working capital purposes. The April 2022 FACT Note bears no interest and is payable in full upon the earlier to occur of (i) 24 months from the closing of the IPO (or such later date as may be extended in accordance with the terms of our amended and restated memorandum and articles of association) or (ii) the closing of the business combination. A failure to pay the principal within five business days of the date specified above or the commencement of a voluntary or involuntary bankruptcy action shall be deemed an event of default, in which case the April 2022 FACT Note may be accelerated. Prior to FACT’s first payment of all or any portion of the principal balance of the April 2022 FACT Note in cash, the Sponsor has the option to convert all, but not less than all, of the principal balance of the April 2022 FACT Note into Conversion Warrants, each warrant exercisable for one ordinary share of FACT at an exercise price of $1.50 per share. The terms of the Conversion Warrants would be identical to the warrants issued by FACT to the Sponsor in a private placement that was consummated in connection with the IPO. The Sponsor shall be entitled to certain registration rights relating to the Conversion Warrants. The issuance of the April 2022 FACT Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On June 6, 2022, FACT issued the June 2022 FACT Note. The proceeds of the June 2022 FACT Note, which may be drawn down from time to time until FACT consummates the initial business combination, will be used for general working capital purposes. The June 2022 FACT Note bears no interest and is payable in full upon the earlier to occur of (i) 24 months from the closing of the IPO (or such later date as may be extended in accordance with the terms of our amended and restated memorandum and articles of association) or (ii) the closing of the business combination. A failure to pay the principal within five business days of the date specified above or the commencement of a voluntary or involuntary bankruptcy action shall be deemed an event of default, in which case the June 2022 FACT Note may be accelerated. Prior to FACT’s first payment of all or any portion of the principal balance of the June 2022 FACT Note in cash, the Sponsor has the option to convert all, but not less than all, of the principal balance of the June 2022 FACT Note into Conversion Warrants, each warrant exercisable for one ordinary share of FACT at an exercise price of $1.50 per share. The terms of the Conversion Warrants would be identical to the warrants issued by FACT to the Sponsor in a private placement that was consummated in connection with the IPO. The Sponsor shall be entitled to certain registration rights relating to the Conversion Warrants. The issuance of the June 2022 FACT Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On December 14, 2022, FACT issued the December 2022 FACT Note. The proceeds of the December 2022 FACT Note, which may be drawn down from time to time until FACT consummates the initial business combination, will be used for general working capital purposes. The December 2022 FACT Note bears no interest and is payable in full upon the earlier to occur of (i) 24 months from the closing of our IPO (or such later date as may be extended in accordance with the terms of our Articles of Association) or (ii) the closing of the business combination. A failure to pay the principal within five business days of the date specified above or the commencement of a voluntary or involuntary bankruptcy action shall be deemed an event of default, in which case the December 2022 FACT Note may be accelerated. Prior to FACT’s first payment of all or any portion of the principal balance of the December 2022 FACT Note in cash, the payees thereunder have the option to convert all, but not less than all, of the principal balance of the December 2022 FACT Note into Conversion Warrants, each warrant exercisable for one ordinary share of FACT at an exercise price of $1.50 per share. The terms of the Conversion Warrants would be identical to the warrants issued by FACT to the Sponsor in a private placement that was consummated in connection with the IPO. The payees under the December 2022 FACT Note shall be entitled to certain registration rights relating to the Conversion Warrants. The issuance of the December 2022 FACT Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

On February 28, 2023, FACT issued the February 2023 FACT Note. The proceeds of the February 2023 FACT Note, $1,600,000 of which was drawn down on or about the date thereof, $400,000 of which may be drawn down, at the discretion of the Sponsor, in accordance with the schedule set forth therein if FACT wishes to extend the date by which it will consummate the initial business combination beyond June 2, 2023, and $100,000 of which may be drawn down on an as-needed basis with the mutual consent of FACT and the Sponsor, will be used for general working capital purposes. The February 2023 FACT Note bears no interest and is payable in full upon the consummation of a business combination. A failure to pay the principal within five business days of the date specified above or the commencement of a voluntary or involuntary bankruptcy action shall be deemed an event of default, in which case the February 2023 FACT Note may be accelerated. The February 2023 FACT Note shall be forgiven by the Sponsor if FACT is unable to consummate a business combination within the time frame specified in its amended and restated memorandum and articles of association, except to the extent of any funds held outside of the Trust Account. The issuance of the February 2023 FACT Note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

Administrative Support Service

Commencing on the date of the IPO, FACT agreed to pay the Sponsor up to $10,000 per month for office space and administrative support services. These are paid on a monthly basis via invoices, and there was no amount due under the Administrative Services Agreement as of December 31, 2021. For the years ended December 31, 2021 and 2022, FACT paid the Sponsor $2,114 and $0, respectively, in expenses in connection with such services.

Related Party Transactions Following the Business Combination

Complete Solaria 2022 Note Financing

Beginning on October 3, 2022, Complete Solar entered into the Complete Solaria Subscription Agreements with certain investors pursuant to which such investors purchased the 2022 Convertible Notes. In addition, the Rodgers Massey Revocable Living Trust purchased a convertible note from Complete Solaria in an amount equal to approximately $6.7 million (the “RMRLT Rollover Note”), in consideration for Rodgers Massey Revocable Living Trust’s former investment in Solaria, which were assumed and cancelled by Complete Solaria. The RMRLT Rollover Note and the 2022 Convertible Notes accrue interest at a rate of 5% per annum. Immediately prior to the Closing, the RMRLT Rollover Note and the 2022 Convertible Notes will be converted into that number of shares of common stock of Complete Solaria equal to (x) the principal amount together with all accrued interest of the 2022 Notes divided by 0.75, divided by (y) the price of a share of common stock of Complete Solaria used to determine the conversion ratio in the Business Combination Agreement.

The following table summarizes the RMRLT Rollover Note and the 2022 Convertible Notes with related persons.

Name	Purchase Amount
Rodgers Massey Revocable Living Trust(1)	$6,723,179
Rodgers Massey Revocable Living Trust(1)	$4,000,000
Rodgers Massey Revocable Living Trust(1)	$3,500,000
Edward Zeng(2).	$2,400,000
Tidjane Thiam(3)	$1,000,000
Adam Gishen(4)	$100,000

(1)

Thurman J. “TJ” Rodgers is a member of Complete Solaria’s board of directors, and trustee of the Rodgers Massey Revocable Living Trust. The Rodgers Massey Revocable Living Trust is a 5% holder of Complete Solaria’s capital Stock.

(2)	Edward Zeng is director of FACT.
(3)	Tidjane Thiam is the Executive Chairman of FACT.
(4)	Adam Gishen is the Chief Executive Officer of FACT.

In the event the Business Combination is consummated prior to September 2, 2023, or a later date if approved by FACT’s shareholders pursuant to the Articles of Association, the Sponsor will transfer to the holders of 2022 Convertible Notes a pro rata percentage of (i) 500,000 shares of New Complete Solaria Common Stock in exchange for payment by such investor to FACT of $0.0001 per share and (ii) 363,285 FACT Private Placement Warrants held by the Sponsor. In addition, holders of 2022 Convertible Notes are entitled to receive, on a pro rata basis, up to an additional (i) 250,000 shares of New Complete Solaria Common Stock, at a purchase price of $0.0001 per share, if within the first 12 months following the Closing Date, the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $12.50 per share for a period of at least 20 days out of 30 consecutive days on which the shares of New Complete Solaria Common Stock are traded on a stock exchange, and (ii) 250,000 shares of New Complete Solaria Common Stock, at a purchase price of $0.0001 per share, if within the first 12 months following the Closing Date, the volume weighted average price of New Complete Solaria Common Stock equals or exceeds $15.00 per share for a period of at least 20 days out of 30 consecutive days on which the shares of New Complete Solaria Common Stock are traded on a stock exchange,

Stockholder Support Agreement

On October 3, 2022, FACT, Complete Solar and certain stockholders of Complete Solar, entered into the Complete Solar Stockholder Support Agreement, whereby each of the parties thereto agreed to, among other things, vote to adopt and approve, upon the effectiveness of the Registration Statement, the Business Combination and all other documents and transactions contemplated thereby. Additionally, certain stockholders of Complete Solar agreed, among other things, to effect the Complete Solar Preferred Conversion, not to transfer any of their shares of Complete Solar common stock and Complete Solar preferred stock (or enter into any arrangement with respect thereto), subject to certain customary exceptions, or enter into any voting arrangement that is inconsistent with the Complete Solar Stockholder Support Agreement.

Complete Solar and Solaria Merger

On October 3, 2022, Complete Solar and Solaria entered into a Required Transaction Merger Agreement to form Complete Solaria. Pursuant to the Required Transaction Merger Agreement, Solaria was acquired by Complete Solar Holding Corporation and Complete Solar Midco, LLC, by means of a statutory merger of Complete Solar Merger Sub, Inc., with and into Solaria, pursuant to which Solaria would survive and become a wholly-owned subsidiary of Complete Solar Midco, LLC an indirect wholly-owned Subsidiary of Complete Solar Holding Corporation.

As a result of the Required Transaction, certain stockholders of Complete Solar who were formerly holders of securities of Solaria have a right to appoint Antonio R. Alvarez, Thurman J. Rodgers and Steven J. Gomo to the Board of Directors of Complete Solaria. Thurman J. Rodgers is trustee of the Rodgers Massey Revocable Living Trust, which is a 5% holder of Complete Solaria Capital Stock. Further, Vikas Desai and Mark Swanson were offered employment with Complete Solaria. Equity and other compensation, termination, change in control and other arrangements for these individuals are described in the section titled “Executive and Director Compensation.”

As a result of the Required Transaction, the following Solaria security holders, Park West Investors, Master Fund, Limited; Rodgers Massey Revocable Living Trust; South Lake One, LLC; and Eastern Win Development Holdings Limited, received equity consideration such that each currently holds more than 5% of Complete Solaria’s outstanding capital stock.

As a result of the Required Transaction, the following Complete Solar stockholders, Ecosystem Integrity Fund II, L.P. and The Libra Foundation, each holds more than 5% of Complete Solaria’s outstanding capital stock.

Complete Solar Preferred Stock Financings

From March 2022 through April 2022, Complete Solar issued and sold an aggregate of 2,660,797 shares of its Series D-1 Preferred Stock for a cash purchase price of $4.9733 per share, 62,498 shares of its Series D-2 Preferred Stock for a cash purchase price of $1.8650 per share, and 48,256 shares of its Series D-3 Preferred Stock for a cash purchase price of $1.5542 per share (together, the “Complete Solar Series D Preferred Stock”), for aggregate gross proceeds of $13.4 million. Each share of Complete Solar’s Series D Preferred Stock will be cancelled in exchange for the right to receive shares of the New Complete Solaria’s Common Stock upon the Closing.

In January 2020, Complete Solar issued and sold an aggregate of 2,800,283 shares of its Series C-1 Preferred Stock for a cash purchase price of $2.6497 per share for aggregate gross proceeds of $7.4 million (the “Complete Solar Series C Preferred Stock”). Each share of Complete Solar’s Series C-1 Preferred Stock will be cancelled in exchange for the right to receive shares of the New Complete Solaria’s Common Stock upon the Closing.

The following table summarizes the participation in the foregoing transactions by Complete Solaria’s directors, executive officers, and holders of more than 5% of any class of Complete Solaria’s capital stock as of the date of such transactions:

Complete Solar Preferred Stock Transactions

Name of Stockholder	Shares of Series C-1 Preferred Stock	Shares of Series D-1 Preferred Stock	Aggregate Purchase Price
The Libra Foundation(1)	1,301,791	158,448	$3,947,507
Ecosystem Integrity Fund II, L.P.(2)	628,524	672,280	$4,675,791

(1)	The Libra Foundation is a 5% holder of Complete Solaria capital stock.
(2)	Ecosystem Integrity Fund II, L.P. is a 5% holder of Complete Solaria capital stock.

Solaria Preferred Stock Financings

From June 2019 through July 2020, Solaria issued and sold an aggregate of 5,367,134 shares of its Series E-1 Preferred Stock for a cash purchase price of $9.17 per share (the “Solaria Series E Preferred Stock”), for aggregate gross proceeds of $47.5 million. Shares of Solaria’s Series E Preferred Stock were exchanged for shares in Complete Solaria pursuant to the terms of the Required Transaction.

Solaria Preferred Stock Transactions

Name of Stockholder	Shares of Series E-1 Preferred Stock	Aggregate Purchase Price
Rodgers Massey Revocable Living Trust(1)	2,363,776	$20,000,000

(1)	Rodgers Massey Revocable Living Trust is a 5% holder of Complete Solaria capital stock.

Investor Rights Agreement

Complete Solaria is party to an Eighth Amended and Restated Investor Rights Agreement, dated November 4, 2022 (the “Rights Agreement”), which grants registration rights and information rights, among other things, to certain holders of its capital stock, including certain holders of 5% of its capital stock and entities affiliated with certain of its directors, as well as certain of its directors and executive officers. The Rights Agreement will terminate upon the Closing.

Right of First Refusal and Co-Sale Agreement

Complete Solaria is party to a Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement, dated November 4, 2022 (the “ROFR Agreement”), whereby Complete Solaria has the right to purchase shares of Complete Solaria capital stock which certain stockholders propose to sell to other parties. Certain holders of Complete Solaria capital stock, including certain holders of 5% of its capital stock and entities affiliated with certain of its directors, as well as certain of its directors and executive officers, have rights of first refusal and co-sale under the ROFR Agreement. The ROFR Agreement will terminate upon the Closing.

Voting Agreement

Complete Solaria is party to a Seventh Amended and Restated Voting Agreement, dated November 4, 2022 (the “Voting Agreement”), pursuant to which certain holders of its capital stock, including certain holders of 5% of its capital stock and entities affiliated with certain of its directors, as well as certain of its directors and executive officers, have agreed to vote their shares of Complete Solaria capital stock on certain matters, including with respect to the election of directors. The Voting Agreement will terminate upon the Closing.

Simple Agreements For Future Equity

Solaria previously entered into certain Simple Agreements for Future Equity (“SAFEs”) to raise funding. In connection with the Required Transaction, the outstanding Solaria SAFEs were assumed by and assigned to Complete Solaria and converted into Complete Solaria stock. The SAFE dated December 24, 2020 and amended February 23, 2021, by and between Solaria and Rodgers Massey Revocable Living Trust, for a purchase amount of $2,000,000, converted to 453,981 shares of Complete Solaria stock at a price per share of $4.405464. The SAFE dated March 3, 2022 and amended March 11, 2022, by and between Solaria and Rodgers Massey Revocable Living Trust, for a purchase amount of $2,000,000, converted to 453,981 shares of Complete Solaria stock at a price per share of $4.405464. Thurman J. “TJ” Rodgers is a member of Complete Solaria’s board of directors, and trustee of the Rodgers Massey Revocable Living Trust. The Rodgers Massey Revocable Living Trust is a 5% holder of Complete Solaria’s capital Stock. The SAFE dated March 12, 2021, by and between Solaria and Park West Investors Master Fund, Limited, for a purchase amount of $15,500,000, converted to 3,518,358 shares of Complete Solaria stock at a price per share of $4.405464. Park West Investors Master Fund, Limited is a 5% holder of Complete Solaria’s capital Stock.

Warrants

Complete Solar issued warrants (the “Warrants”) to purchase shares of its capital stock to certain holders of 5% of its capital stock. The following table summarizes the participation in the foregoing transactions by Complete Solaria’s holders of more than 5% of any class of Complete Solaria’s capital stock as of the date of such transactions:

Name of Stockholder	Common Stock Warrants	Series C Preferred Stock Warrants
The Libra Foundation(1)	358,341	—
Ecosystem Integrity Fund II, L.P.(2)	—	1,000,000

(1)	The Libra Foundation is a 5% holder of Complete Solaria capital stock.
(2)	Ecosystem Integrity Fund II, L.P. is a 5% holder of Complete Solaria capital stock.

Offer Letter Agreements

Complete Solaria has entered into offer letter agreements and severance agreements with certain of its executive officers. For more information regarding these agreements with Complete Solaria’s named executive officers, see the section titled “Executive and Director Compensation.”

Stock Option Grants to Directors and Executive Officers

Complete Solaria has granted stock options to certain of its directors and executive officers. For more information regarding the stock options and stock awards granted to Complete Solaria’s directors and named executive officers, see the section titled “Executive and Director Compensation.”

Indemnification Agreements

Complete Solaria has entered into indemnification agreements with each of its directors and officers. The indemnification agreements require Complete Solaria to indemnify its directors and officers to the fullest extent permitted by Delaware law. The New Complete Solaria intends to enter into new indemnification agreements with the directors and officers of the New Complete Solaria following the Business Combination.

The New Complete Solaria’s amended and restated certificate of incorporation that will be in effect upon the Closing will contain provisions limiting the liability of directors, and the New Complete Solaria’s amended and restated bylaws that will be in effect upon the Closing will provide that the New Complete Solaria will indemnify each of its directors and officers to the fullest extent permitted under Delaware law. The New Complete Solaria’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the Closing will also provide the New Complete Solaria’s Board with discretion to indemnify the New Complete Solaria’s employees and other agents when determined appropriate by the New Complete Solaria’s Board.

Policies and Procedures for Related Person Transactions

Upon the consummation of the Business Combination, the Board will adopt a written related person transactions policy that sets forth the New Complete Solaria’s policies and procedures regarding the identification, review, consideration and oversight of “related person transactions.” For purposes of the New Complete Solaria policy only, a “related person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the New Complete Solaria or any of its subsidiaries are participants involving an amount that exceeds $120,000, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness, subject to certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act.

Under the policy, the related person in question or, in the case of transactions with a holder of more than 5% of any class of the New Complete Solaria’s voting securities, an officer with knowledge of a proposed transaction, must present information regarding the proposed related person transaction to the New Complete Solaria’s audit committee (or, where review by the New Complete Solaria’s audit committee would be inappropriate, to another independent body of the Board) for review. To identify related person transactions in advance, the New Complete Solaria will rely on information supplied by the New Complete Solaria’s executive officers, directors and certain significant stockholders. In considering a related person transaction, the New Complete Solaria’s audit committee will take into account the relevant available facts and circumstances, which may include, but are not limited to:

•	the risks, costs, and benefits to the New Complete Solaria;

•	the impact on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the extent of the related person’s interest in the transaction;

•	the purpose and terms of the transaction;

•	management’s recommendation with respect to the proposed related person transaction;

•	the availability of other sources for comparable services or products; and

•	whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction.

The New Complete Solaria’s audit committee will approve only those transactions that it determines are fair to us and in the New Complete Solaria’s best interests. All of the transactions described above were entered into prior to the adoption of such policy.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information regarding (i) the actual beneficial ownership as of April 3, 2023 and (ii) the expected beneficial ownership of New Complete Solaria shares immediately following the Closing of the Business Combination, assuming that no Class A Ordinary Shares are redeemed, and alternatively that the maximum number of such shares are redeemed, in each case, by:

•	each person who is, or is expected to be, the beneficial owner of more than 5% of the outstanding shares of common stock;

•	each named executive officer and director;

•	each person who will become an executive officer or director of New Complete Solaria; and

•	all current executive officers and directors of FACT as a group, and all executive officers and directors of New Complete Solaria as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) the power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all of our common stock beneficially owned by them. The following table does not reflect record or beneficial ownership of the private placement warrants as these warrants are not exercisable within 60 days of the date hereof. To our knowledge, no shares of common stock beneficially owned by any executive officer, director or director nominee have been pledged as security.

The beneficial ownership of FACT Ordinary Shares prior to the Business Combination is based on 19,868,496 Ordinary Shares (including 11,243,496 Class A Ordinary Shares and 8,625,000 Class B Ordinary Shares) issued and outstanding as of April 3, 2023.

The expected beneficial ownership of shares of common stock immediately following the Closing, has been determined assuming that no Class A Ordinary Shares are redeemed, and alternatively that the maximum number of such shares are redeemed, and excludes potential dilution from Public Warrants and Private Placement Warrants.

				After the Business Combination
	Before the Business Combination			Assuming No Redemptions		Assuming Maximum Redemptions Shares of Class A Stock
Name and Address of Beneficial Owners	Number of Shares		%	Number of Shares	%	Number of Shares	%
5% Holders of FACT
Freedom Acquisition I LLC (the Sponsor)(1)(2)	8,502,500	(3)	42.8%	7,502,500	12.9%	6,502,500	14.1%
Entities affiliated with Polar Asset Management Partners Inc.(5)	1,961,121		9.9%	2,961,121	5.1%	2,961,121	6.4%
Entities affiliated with Glazer Capital, LLC(4)	1,244,800		6.3%	1,244,800	2.1%	1,244,800	2.7%
Directors and Named Executive Officers of FACT(1)
Tidjane Thiam	—		—	136,658	*	136,658	*
Adam Gishen	—		—	13,666	*	13,666	*
Edward Zeng	—		—	327,565	*	327,565	*
Noreen Doyle	25,000	(3)	*	25,000	*	25,000	*
William Janetschek	25,000	(3)	*	25,000	*	25,000	*
Nell Cady-Kruse	25,000	(3)	*	25,000	*	25,000	*
All directors and executive officers of FACT as a group (six individuals)	75,000	(3)	*	552,889	*	552,889	1.2%
Directors and Named Executive Officers After the Closing
William J. Anderson(6)	—		—	2,439,899	4.1%	2,439,899	5.1%
Antonio R. Alvarez(7)	—		—	336,903	*	366,903	*
Vikas Desai	—		—	173,524	*	173,524	*
Thurman J. (T.J.) Rodgers	—		—	4,752,111	8.1%	4,752,111	10.3%
Devin Whatley(8)	—		—	10,917,781	18.5%	10,917,781	23.7%
Tidjane Thiam	—		—	136,658	*	136,658	*
Adam Gishen	—		—	13,666	*	13,666	*
Ronald Pasek	—		—	—	—	—	—
All directors and executive officers as a group (nine individuals)	—		—	18,800,543	31.8%	18,800,543	40.6%
Five Percent Holders After the Closing
Ecosystem Integrity Fund II, L.P.(8)	—		—	10,917,781	18.4%	10,917,781	23.7%
Park West Group(9)	—		—	3,316,848	5.7%	3,316,848	7.2%
T. J. Rodgers	—		—	4,752,111	8.1%	4,752,111	10.3%

*	Less than one percent.

(1)	Unless otherwise noted, the business address of each of those listed in the table is 14 Wall Street, 20th Floor, New York, New York 10005.
(2)

Freedom Acquisition I LLC, the Sponsor, is the record holder of such shares. Mr. Thiam, Mr. Gishen and Abhishek Bhatia are the three managers of the Sponsor’s board of managers. Each manager of Freedom Acquisition I LLC has one vote, and the approval of a majority of the members of the board of managers is required to approve an action of Freedom Acquisition I LLC. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting and dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to Freedom Acquisition I LLC. Based upon the foregoing analysis, no individual manager of Freedom Acquisition I LLC exercises voting or dispositive control over any of the securities held by Freedom Acquisition I LLC even those in which he directly holds a pecuniary interest. Accordingly, none of them will be deemed to have or share beneficial ownership of such shares and, for the avoidance of doubt, expressly disclaims any such beneficial interest to the extent of any pecuniary interest he may have therein, directly or indirectly. NextG Tech Limited (“NextG”), an affiliate of Edward Zeng, a director of FACT, is a member of the Sponsor and holds a 50% interest in the Sponsor. The address for NextG is 5125 Lufthansa

Center, Chaoyang District, Beijing, China 100125.
(3)

Represents ownership of Class B Ordinary Shares. Such shares will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of the Business Combination on a one-for-one basis.

(4)

The information in the table above is based solely on information contained in this shareholder’s Schedule 13G/A under the Exchange Act filed by such shareholder with the SEC on March 10, 2023. Glazer Capital, LLC (“Glazer Capital”) and Paul J. Glazer, who serves as the managing member of Glazer Capital, have shared voting and dispositive power with respect to the Class A Ordinary Shares held by certain funds and managed accounts to which Glazer Capital serves as investment manager (collectively, the “Glazer Funds”). The address for the Glazer Funds and Paul J. Glazer is 250 West 55th Street, Suite 30A, New York, New York 10019.

(5)

The information in the table above is based solely on information contained in this shareholder’s Schedule 13G under the Exchange Act filed by such shareholder with the SEC on February 9, 2023, which was prior to the redemption of 23,256,504 Class A Ordinary Shares in connection with the Extension Amendment Redemptions. In connection with a Subscription Agreement (the “Polar Subscription Agreement”), dated as of March 1, 2023, between the Sponsor and Polar Multi-Strategy Master Fund, an affiliate of Polar Asset Management Partners Inc., the Sponsor will transfer to Polar Multi-Strategy Master Fund 1,000,000 Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) at the Closing, which is reflected in the corresponding columns under After the Business Combination. Pursuant to the Polar Subscription Agreement, the Sponsor will pay Multi-Strategy Master Fund any repayments the Sponsor receives from FACT of the February 2023 FACT Note, and Polar Multi-Strategy Master Fund may elect at the Closing to receive such payments in Class A Ordinary Shares (or New Complete Solaria Common Stock) at a rate of one Class A Ordinary Share (or New Complete Solaria Common Stock) per $10 paid. Pursuant to the Polar Subscription Agreement, if, upon mutual agreement, Polar Multi-Strategy Master Fund contributes an additional $100,000 to the Sponsor, the Sponsor will transfer 50,000 additional Class B Ordinary Shares (or shares into which such Class B Ordinary Shares convert) to Polar Multi-Strategy Master Fund at the Closing. Polar Asset Management Partners Inc., a company incorporated under the laws of Ontario, Canada, serves as the investment advisor to Polar Multi-Strategy Master Fund, a Cayman Islands exempted company, which holds 1,961,121 Class A Ordinary Shares, and has sole voting and dispositive power with respect to such shares. The address for Polar Asset Management Partners Inc. is 16 York Street, Suite 2900, Toronto, ON, Canada M5J 0E6.

(6)	Includes 1,739,554 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2022.
(7)	Includes 366,903 shares issuable pursuant to stock options exercisable within 60 days of December 31, 2022.
(8)

Represents shares held by Ecosystem Integrity Fund II, L.P. of which Mr. Devin Whatley is the managing member of the general partner. The business address of each of Ecosystem Integrity Fund II, L.P. and Mr. Whatley is 20 Richelle Court, Lafayette California 94549.

(9)

Represents shares held by Park West Asset Management LLC (“PWAM”), Park West Investors Master Fund, Limited (“PWIMF”), and Peter S. Park (“Park,” and together with PWAM and PWIMF, the “Park West Group”). PWAM is the investment manager to PWIMF and Park West Partners International, Limited. Park, through one or more affiliated entities, is the controlling manager of PWAM. The business address of each of the entities in the Park West Group is 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.

The following table sets forth the beneficial ownership of Complete Solaria prior to the Business Combination, with respect to each executive officer or director and each individual or entity expected to own in excess of 5% of any class of security of New Complete Solaria following the Business Combination:

	Before the Business Combination
Name and Address of Beneficial Owners	Number of Shares	%
Directors and Named Executive Officers
William J. Anderson(1)	2,992,083	6.1%
Antonio R. Alvarez(2)	439,412	*
Vikas Desai	207,817	*
T.J. Rodgers	5,691,245	12.4%
Devin Whatley(3)	13,075,403	27.8%
Tidjane Thiam	163,664	*
Adam Gishen	16,366	*
Ronald Pasek	—	—
All directors and executive officers as a group	22,515,991	48.0%
Five Percent Holders After the Closing
Ecosystem Integrity Fund II, L.P.(4)	13,075,403	27.8%
Park West Group(5)	3,972,339	8.6%
William Anderson(1)	2,922,083	6.1%
T. J. Rodgers	5,691,245	12.4%

*	Less than one percent.
(1)	See footnote 6 to the immediately preceding table above for details regarding Mr. Anderson’s beneficial ownership.
(2)	See footnote 7 to the immediately preceding table above for details regarding Mr. Alvarez’ beneficial ownership.
(3)	See footnote 8 to the immediately preceding table above for details regarding Mr. Whatley’s beneficial ownership.
(4)	See footnote 8 to the immediately preceding table above for details regarding Ecosystem Integrity Fund II, L.P.’s beneficial ownership.
(5)	See footnote 9 to the immediately preceding table above for details regarding Park West Group’s beneficial ownership.

COMPARISON OF CORPORATE GOVERNANCE AND SHAREHOLDER RIGHTS

General

FACT is an exempted company incorporated under the Cayman Islands Companies Act. The Cayman Island Companies Act and the Articles of Association (the “Cayman Constitutional Documents”) govern the rights of FACT shareholders. As a result of the Business Combination, FACT shareholders who receive shares of New Complete Solaria common stock will become New Complete Solaria stockholders. New Complete Solaria will be incorporated under the laws of the State of Delaware and the rights of New Complete Solaria stockholders will be governed by the laws of the State of Delaware, including the DGCL, the Proposed Certificate of Incorporation and the Proposed Bylaws (the “New Complete Solaria Constitutional Documents”). Thus, following the Business Combination, the rights of FACT shareholders who become New Complete Solaria stockholders in the Business Combination will no longer be governed by the Cayman Islands Companies Act and the Cayman Constitutional Documents and instead will be governed by the DGCL and the New Complete Solaria Constitutional Documents.

Comparison of Stockholders’ Rights

Set forth below is a summary comparison of material differences between the rights of FACT shareholders under the Cayman Constitutional Documents (left column), and the rights of New Complete Solaria’s stockholders under forms of the New Complete Solaria Constitutional Documents (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of the Articles of Association a copy of which is attached to this proxy statement/prospectus as Annex I, the Proposed Certificate of Incorporation, a copy of which is attached as Annex B, and the Proposed Bylaws, a copy of which is attached as Annex C. You should also review the Cayman Islands Companies Act and the DGCL to understand how these laws apply to FACT and New Complete Solaria, respectively.

	FACT	New Complete Solaria

Authorized Share Capital

Under the Cayman Constitutional Documents, FACT is currently authorized to issue 221,000,000 shares, consisting of (i) 220,000,000 FACT Ordinary Shares, including 200,000,000 FACT Class A Ordinary Shares, par value $0.0001 per share, and 20,000,000 FACT Class B Ordinary Shares, par value $0.0001 per share, and (ii) 1,000,000 preference shares, par value $0.0001 per share.

Under the Cayman Constitutional Documents, an increase in share capital occurs by ordinary resolution.

The total number of shares of all classes of capital stock which New Complete Solaria shall have authority to issue is 1,010,000,000 of which 1,000,000,000 shares shall be common stock, and 10,000,000 shall be preferred stock, par value $0.0001 per share.

Rights of Preferred Stock	Subject to the Articles of Association, and, where applicable, the rules of the designated stock exchange and/or any competent regulatory	The New Complete Solaria Board is expressly authorized to provide for the issue of all or any of the shares of Preferred Stock in one or more series, and to fix the number

	FACT	New Complete Solaria
authority, the directors may allot, issue, grant options over or otherwise dispose of shares, with or without preferred, deferred or other rights or restrictions, whether in regard to dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also vary such rights, save that the directors may not allot, issue, grant options over or otherwise dispose of shares to the extent that it may affect the ability of FACT to carry out any conversion of FACT Class B Ordinary Shares.

of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL.

The number of authorized shares of preferred stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the New Complete Solaria Board or by the affirmative vote of the holders of a majority of the voting power of all of the then outstanding shares of the capital stock of New Complete Solaria entitled to vote thereon, without a separate vote of the holders of New Complete Solaria Common Stock or Preferred Stock, unless a vote of any such holders is required pursuant to the Proposed Certificate of Incorporation or any preferred stock designation

Number and Qualification of Directors	The Cayman Constitutional Documents provide that the FACT Board may not consist of less than one person, but that otherwise FACT may by ordinary resolution increase or reduce the limits in the number of directors. The Cayman Constitutional Documents also provide that prior to the closing of a business combination the appointment of the FACT Board is permitted by ordinary resolution of the holders of FACT Class B Ordinary Shares.	Subject to the Proposed Certificate of Incorporation, the New Complete Solaria Board will determine the number of directors who will serve on the board. The exact number of directors will be fixed from time to time by a majority of the New Complete Solaria Board.

	FACT	New Complete Solaria

Classification of the Board of Directors	The directors are divided into three classes: Class I, Class II and Class III, with the number of directors in each class to be as nearly equal as possible. The Class I directors will stand appointed for a term expiring at FACT’s first annual general meeting, the Class II directors will stand appointed for a term expiring at FACT’s second annual general meeting and the Class III directors will stand appointed for a term expiring at FACT’s third annual general meeting. Commencing at FACT’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire will be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment.	All directors of New Complete Solaria Board will serve until their successor is duly elected and qualified or until their earlier death, resignation or removal. There will be no limit on the number of terms a director may serve on the New Complete Solaria Board.

Election and Removal of Directors

Prior to the closing of a business combination, FACT may by ordinary resolution of the holders of the FACT Class B Ordinary Shares or may by ordinary resolution of the holders of the FACT Class B Ordinary Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination, holders of FACT Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director, even if such director will be appointed in connection with the closing of a business combination. Therefore, only holders of the FACT Class B Ordinary Shares will vote on the election of directors at the Special Meeting.

Each director shall hold office until the expiration of his term, until his successor shall have been duly elected and qualified or until his earlier death, resignation or removal.

Any vacancy on the New Complete Solaria Board, including a vacancy that results from an increase in the number of directors or a vacancy that results from the removal of a director with cause, may be filled only by a majority of the directors then in office, unless the New Complete Solaria Board determines by resolution that such vacancies or newly created directorships be filled by the shareholders, or as otherwise provided by law.

Subject to any limitation imposed by applicable law, any individual director or directors may be removed with or without cause by the affirmative vote of the holders of a majority of all the then-outstanding shares of capital stock of New Complete Solaria entitled to vote generally at an election of directors.

	FACT	New Complete Solaria

Voting	Under the Cayman Constitutional Documents, the holders of FACT Class A Ordinary Shares and FACT Class B Ordinary Shares are entitled to one vote for each such share on each matter properly submitted to FACT’s shareholders entitled to vote, subject to any rights or restrictions otherwise attached to any shares set out in the Articles of Association.	Unless otherwise provided by the Proposed Certificate of Incorporation, each outstanding share of common stock shall entitle the holder to one vote on each matter properly submitted to the stockholders of New Complete Solaria for their vote.

Cumulative Voting	Cayman Islands law does not prohibit cumulative voting, and the Articles of Association do not provide for cumulative voting.	Unless required by applicable law at the time of election, there is no cumulative.

Stockholder Action by Written Consent	The Articles of Association permit the shareholders to approve resolutions by way of unanimous written resolution.	Unless, pursuant to a certificate of designation by the holders of one or more series of preferred stock, voting separately as a series or separately as a class with one or more other such series, any action required or permitted to be taken by the holders of stock of New Complete Solaria must be effected at a duly called annual or special meeting of such holders and may not be effected by any written consent or by electronic transmission.

Amendments to Governing Documents	Subject to specified exceptions, FACT may by special resolution amend the Articles of Association, which would require the affirmative vote of the holders of not less than two-thirds (2/3) of FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at a general meeting, vote at the general meeting.

Subject to certain limitations, the New Complete Solaria Board is expressly empowered to adopt, amend or repeal the Proposed Bylaws.

The affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of capital stock of New Complete Solaria entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, repeat or rescind the Proposed Bylaws.

Certain provisions of the Proposed Certificate of Incorporation may only be altered, amended or repealed by the affirmative vote of

	FACT	New Complete Solaria
the holders of at least 66 2/3% of the voting power of all the then outstanding shares of stock of New Complete Solaria entitled to vote generally in the election of directors, voting together as a single class.

Quorum	No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the organizational documents.

Interested Directors

A director may hold any other office or place of profit under FACT (other than the office of auditor) in conjunction with his office of director for such period and on such terms as to remuneration and otherwise as the directors may determine.

A director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon. A general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

New Complete Solaria will be governed by DGCL Section 203.

Special Stockholder Meetings	All general meetings other than annual general meetings shall be	Subject to the rights of holders of any series of preferred stock,

	FACT	New Complete Solaria
called extraordinary general meetings. The directors, the chief executive officer, the secretary or the chairman of the FACT Board may call general meetings, and they shall on a members’ requisition forthwith proceed to convene an extraordinary general meeting of FACT.

special meetings of the stockholders of New Complete Solaria may be called only by or at the direction of the board, the chairman of the board or the chief executive officer of New Complete Solaria.

Stockholders must comply with certain advance notice procedures to nominate candidates to New Complete Solaria Board or to propose matters to be acted upon at a stockholders’ meeting.

Notice of Stockholder Meetings	At least five days’ notice in writing specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by FACT by ordinary resolution.	Unless otherwise provided by law, the notice of any meeting of stockholders shall be sent or otherwise given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice shall specify the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

Stockholder Proposals	Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as directors at the annual general meeting must deliver notice to the principal executive offices of FACT not less than 120 calendar days before the date of FACT’s proxy statement released to shareholders in connection with the previous year’s annual meeting or, if FACT did not hold an annual meeting the previous year, or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline shall be set by the FACT Board	The Proposed Bylaws provide that New Complete Solaria stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary. As specified in the Proposed Bylaws, director nominations and the proposal of business to be considered by stockholders may be made only pursuant to a notice of meeting, at the direction of the New Complete Solaria Board or by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice

	FACT	New Complete Solaria
with such deadline being a reasonable time before FACT begins to print and send its related proxy materials.

procedures that are provided in the Proposed Bylaws.

Generally, to be timely, a stockholder’s notice must be received by New Complete Solaria’s corporate secretary at the principal executive offices of New Complete Solaria not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. If the date of the annual meeting is more than 30 days before or more than 30 days after that anniversary date, however, notice by the stockholder must be delivered not earlier than the close of business on the 120th day prior to that annual meeting and not later than the close of business on the 90th day prior to that annual meeting or the 10th day following the day on which New Complete Solaria first publicly announces the date of that annual meeting.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors, any stockholder entitled to vote may nominate a person or persons as specified in the Proposed Bylaws, but only if the stockholder notice is delivered to the principal executive offices not later than the close of business on the 90th day prior to such special meeting or the 10th day following the day on which public announcement of the date of such special meeting is first made, whichever occurs later.

Limitation of Liability of Directors and Officers	Every director and officer (which for the avoidance of doubt, shall not include auditors of FACT), together with every former director and former officer (each an “Indemnified Person”) shall be indemnified out of the assets of FACT against any liability, action,	The liability of the directors and officers for monetary damages shall be eliminated to the fullest extent under applicable law.

	FACT	New Complete Solaria
proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to FACT for any loss or damage incurred by FACT as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under the Articles of Association unless or until a court of competent jurisdiction shall have made a finding to that effect.

Indemnification of Directors and Officers	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against actual fraud, willful neglect or willful default. The Articles of Association provide for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful neglect or willful default.	The Proposed Certificate of Incorporation and Proposed Bylaws will provide for indemnification for directors and officers to the fullest extend under the DGCL or any other applicable law, and shall be authorized to indemnify its other officers, employees and other agents as set forth in the DGCL or other applicable law.

Dividends	Subject to Cayman Islands law and the Articles of Association and except as otherwise provided by the rights attached to any shares, the directors may resolve	Subject to the rights of holders of any series of preferred stock, holders of New Complete Solaria Common Stock will be entitled to receive such dividends, if any, as

	FACT	New Complete Solaria
	to pay dividends and other distributions on shares in issue and authorize payment of the dividends or other distributions out of the funds of FACT lawfully available therefor. A dividend shall be deemed to be an interim dividend unless the terms of the resolution pursuant to which the directors resolve to pay such dividend specifically state that such dividend shall be a final dividend. No dividend or other distribution shall be paid except out of the realised or unrealised profits of FACT, out of the share premium account or as otherwise permitted by law.	may be declared from time to time by the New Complete Solaria’s Board in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on New Complete Solaria Common Stock unless the shares of New Complete Solaria Common Stock at the time outstanding are treated equally and identically.

Liquidation

If FACT shall be wound up, the liquidator shall apply the assets of FACT in such manner and order as he thinks fit in satisfaction of creditors’ claims.

If FACT shall be wound up the liquidator may, subject to the rights attaching to any shares and with the approval of a special resolution of FACT and any other approval required by Cayman Islands law, divide amongst the members in kind the whole or any part of the assets of FACT (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the members as the liquidator, with the like approval, shall think fit, but so that no member shall be compelled to accept any asset upon which there is a liability.

Subject to the rights of holders of any series of preferred stock, in the event of New Complete Solaria’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of the common stock will be entitled to receive an equal amount per share of all of New Complete Solaria’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of the preferred stock have been satisfied.

	FACT	New Complete Solaria

Supermajority Voting Provisions

Subject to specified exceptions set forth in the Articles of Association, FACT may undertake the following actions only by special resolution, which would require the affirmative vote of the holders of not less than two-thirds of FACT Ordinary Shares who, being present in person or represented by proxy and entitled to vote at a general meeting, vote at the general meeting:

•  change its name;

•  alter or add to the Articles of Association;

•  alter or add to the Memorandum of Association with respect to any objects, powers or other matters specified therein; and

•  reduce its share capital or any capital redemption reserve fund.

If at any time the share capital of the FACT is divided into different classes of shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied (i) without the consent of the holders of the issued shares of that class where such variation is considered by the directors not to have a material adverse effect upon such rights or (ii) otherwise only with the consent in writing of the holders of not less than two-thirds of the issued shares of that class (other than with respect to a waiver of the provisions of the Articles of Association relating to the conversion of the FACT Class B Ordinary Shares, which shall only require the consent in writing of the holders of a majority of the issued shares of that class), or with the approval of a resolution passed

The Proposed Certificate of Incorporation provides that the Proposed Bylaws may be amended by the New Complete Solaria Board, and may only be amended by the stockholders upon the vote of at least two-thirds of New Complete Solaria’s outstanding voting stock, and to require a two-thirds vote of New Complete Solaria’s outstanding voting stock to change or eliminate certain provisions in the Proposed Certificate of Incorporation.

	FACT	New Complete Solaria

by a majority of not less than two-thirds of the votes cast at a separate meeting of the holders of the shares of that class.

Prior to the closing of a business combination, the provisions of the Articles of Association relating to the appointment and removal of directors may only be amended by a special resolution passed by a majority of at least 90% of such members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

Anti-Takeover Provisions and Other Stockholder Protections	The Articles of Association provides for a staggered board of directors and the ability of the board of directors to designate the terms of and issue new series of preferred shares, which may make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for FACT’s securities.

The Proposed Certificate of Incorporation and Proposed Bylaws:

•  do not provide for cumulative voting;

•  provide that only a majority of the directors in office, although less than a quorum, may elect directors to fill vacancies on the New Complete Solaria Board;

•  provide that the New Complete Solaria Board may fix the number of directors by resolution;

•  require advance notice by a stockholder of a proposal or director nomination which stockholders desire to present;

•  include supermajority amendment provisions; and

•  provide that special meetings of stockholders may be called by the chairperson of the New Complete Solaria

	FACT	New Complete Solaria
Board, the Chief Executive Officer of New Complete Solaria or the New Complete Solaria Board, but not the stockholders.

Preemptive Rights	There are no preemptive rights relating to the FACT Ordinary Shares.	The holders of the common stock have no preemptive rights or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock.

Fiduciary Duties of Directors

A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to FACT as a whole.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

Directors must exercise a duty of care and duty of loyalty and good faith to New Complete Solaria and its stockholders.

Inspection of Books and Records	The directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of FACT or any of them shall be open to the inspection of members not being directors and no member (not being a director) shall have any right of inspecting any account or book or document of FACT except as conferred by Cayman Islands law or authorized by the directors or by FACT in general meeting.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.

Choice of Forum	No similar provision.	The Delaware Court of Chancery (or, if and only if the Delaware Chancery Court lacks subject matter jurisdiction, any state court located within the State of

FACT	New Complete Solaria
Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (1) any derivative claim or cause of action brought on behalf of New Complete Solaria; (2) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer, or other employee of New Complete Solaria to New Complete Solaria or New Complete Solaria’s stockholders; (3) any claim or cause of action against New Complete Solaria or any current or former director, officer or other employee of New Complete Solaria arising out of or pursuant to any provision of the DGCL, the Proposed Certificate or the Proposed Bylaws; (4) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Certificate or the Proposed Bylaws (including any right, obligation or remedy thereunder); (5) any claim or cause of action as to which the DGCL confers jurisdiction on the Delaware Chancery Court; and (6) any claim or cause of action against New Complete Solaria or any current or former director, officer or other employee of New Complete Solaria, governed by the internal affairs doctrine or otherwise related to New Complete Solaria’s internal affairs, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. The provisions would not apply to claims or causes of

FACT	New Complete Solaria
action brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, the Proposed Certificate provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act.

DESCRIPTION OF SECURITIES

The following description of New Complete Solaria’s securities reflects New Complete Solaria’s capital stock and warrants as they will exist as of the effective time of the Business Combination. New Complete Solaria’s capital stock will be governed by the Proposed Certificate of Incorporation, the Proposed Bylaws and the DGCL. This description is a summary and is not complete. We urge you to read New Complete Solaria’s Proposed Certificate of Incorporation and Proposed Bylaws, which will be in effect prior to the effective time of the Business Combination and the forms of which are included as Annex B and Annex C, respectively, to this proxy statement/prospectus and are incorporated herein by reference, in their entirety. Throughout this section, references to the “New Complete Solaria” refer to Complete Solaria, Inc. (f/k/a Freedom Acquisition I Corp.) after the Business Combination as the context so requires.

The following summary of certain provisions of New Complete Solaria’s securities does not purport to be complete and is subject to the Proposed Certificate of Incorporation, the Proposed Bylaws and the provisions of the DGCL. Copies of the Proposed Certificate of Incorporation and the Proposed Bylaws are attached to this proxy statement/prospectus as Annex B and Annex C, respectively.

Authorized and Outstanding Stock

The Proposed Certificate of Incorporation authorizes the issuance of 1,010,000,000 shares, consisting of 1,000,000,000 shares of New Complete Solaria Common Stock, $0.0001 par value per share, and 10,000,000 shares of New Complete Solaria Preferred Stock, $0.0001 par value. As of the Record Date, there were 28,750,000 ordinary shares outstanding and no preferred shares of outstanding.

Common Stock

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, the holders of New Complete Solaria Common Stock will possess all voting power for the election of New Complete Solaria’s directors and all other matters requiring stockholder action. Holders of New Complete Solaria Common Stock will be entitled to one vote per share on matters to be voted on by stockholders.

Dividends

Holders of New Complete Solaria Common Stock will be entitled to receive such dividends, if any, as may be declared from time to time by New Complete Solaria’s Board in its discretion out of funds legally available therefor. In no event will any stock dividends or stock splits or combinations of stock be declared or made on New Complete Solaria Common Stock unless the shares of New Complete Solaria Common Stock at the time outstanding are treated equally and identically.

Liquidation, Dissolution and Winding Up

In the event of New Complete Solaria’s voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up, the holders of New Complete Solaria Common Stock will be entitled to receive an equal amount per share of all of New Complete Solaria’s assets of whatever kind available for distribution to stockholders, after the rights of the holders of New Complete Solaria Preferred Stock have been satisfied.

Preemptive or Other Rights

The holders of New Complete Solaria Common Stock have no preemptive rights or other subscription rights and there are no sinking fund or redemption provisions applicable to New Complete Solaria Common Stock.

Election of Directors

Following the Business Combination, New Complete Solaria’s Board will have one class of directors and each director will generally serve for a term of one year. Unless required by applicable law at the time of election, there is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

Preferred Stock

New Complete Solaria’s Board has authority to issue shares of New Complete Solaria Preferred Stock in one or more series, to fix for each such series such voting powers, designations, preferences, qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, redemption privileges and liquidation preferences for the issue of such series all to the fullest extent permitted by the DGCL. The issuance of New Complete Solaria Preferred Stock could have the effect of decreasing the trading price of the New Complete Solaria Common Stock, restricting dividends on New Complete Solaria’s capital stock, diluting the voting power of New Complete Solaria Common Stock, impairing the liquidation rights of New Complete Solaria’s capital stock, or delaying or preventing a change in control of New Complete Solaria.

Warrants

Each whole Public Warrant entitles the registered holder to purchase one share of New Complete Solaria Common Stock at a price of $11.50 per share, subject to adjustment as discussed below. The warrants will become exercisable on the later of 30 days after the Closing and will expire five years after the Closing at 5:00 p.m., Eastern Time or earlier upon redemption or liquidation. However, no Public Warrants will be exercisable for cash unless New Complete Solaria has an effective and current registration statement covering the shares of New Complete Solaria Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares of New Complete Solaria Common Stock. Notwithstanding the foregoing, if a registration statement covering the shares of New Complete Solaria Common Stock issuable upon exercise of the Public Warrants is not effective within 60 days from the Closing, warrant holders may, until such time as there is an effective registration statement and during any period when it shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act.

Pursuant to the warrant agreement, no fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless you own a multiple of two units, the number of warrants issuable to you upon separation of the units will be rounded down to the nearest whole number of warrants. Upon the Closing, New Complete Solar will separate the units into shares of New Complete Solar Common Stock and Public Warrants, and the Units will stop trading and will be delisted from the NYSE.

The Placement Warrants are identical to the Public Warrants underlying the Units except that (i) each Placement Warrant is exercisable for one share of New Complete Solaria Common Stock at an exercise price of $11.50 per share, and (ii) such Placement Warrants will be exercisable for cash (even if a registration statement covering the shares of New Solaria Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. The Placement Warrants purchased by the Sponsor will not be exercisable more than five years from the effective date of the FACT IPO registration statement, in accordance with FINRA Rule 5110(f)(2)(G)(i), the Sponsor or any of its related persons beneficially own these Placement Warrants.

Once the warrants become exercisable, New Complete Solaria may redeem the outstanding warrants (except as described herein with respect to the Placement Warrants):

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption, provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive the number of shares determined by reference to the table set forth below based on the redemption date and the “fair market value” of New Complete Solaria Common Stock;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like and as described above adjacent to the caption “Exercise Price”), the private placement warrants must also concurrently be called for redemption on the same terms as the outstanding public warrants, as described above.

The right to exercise will be forfeited unless the Public Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a Public Warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

We have established the last of the redemption criteria discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. Any such exercise would not be done on a “cashless” basis and would require the exercising warrant holder to pay the exercise price for each warrant being exercised. However, the price of the New Complete Solaria Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like and as described below) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

The numbers in the table below represent the number of shares of New Complete Solaria Common Stock that a warrant holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of shares of New Complete Solaria Common Stock on the corresponding redemption date (assuming holders elect to exercise their warrants and such warrants are not redeemed for $0.10 per warrant), determined for these purposes based on volume-weighted average price of shares of New Complete Solaria Common Stock during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of warrants, and the number of months that the corresponding redemption date precedes the expiration date of the warrants, each as set forth in the table below. We will provide our warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.

The numbers in the table below will not be adjusted when determining the number of shares of New Complete Solaria Common Stock to be issued upon exercise of the warrants if FACT is not the surviving entity the Business Combination.

The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a warrant or the exercise price of the warrant is adjusted as set forth below. If the number of shares issuable upon exercise of a warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the exercise price of the warrant after such adjustment and the denominator of which is the price of the warrant immediately prior to such adjustment. In such an event, the number of shares in the table below shall be adjusted by multiplying such share amounts by a fraction, the numerator of which is the number of shares deliverable upon exercise of a warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a warrant as so adjusted.

	Fair Market Value of Class A Ordinary Shares
Redemption Date (period to expiration of warrants)	≤$10.00	$11.00	$12.00	$13.00	$14.00	$15.00	$16.00	$17.00	≥$18.00
60 months	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	|0.361
57 months	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 months	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 months	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 months	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 months	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 months	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 months	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 months	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 months	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 months	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 months	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 months	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 months	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 months	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 months	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 months	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 months	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 months	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 months	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 months	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the New Complete Solaria shares outstanding immediately after giving effect to such exercise.

Registration Rights

The Business Combination Agreement contemplates that, at the Closing, New Complete Solaria, the Sponsor, certain equityholders of Complete Solaria and certain of their respective affiliates, as applicable, and the other parties thereto, will enter into the A&R Registration Rights Agreement, pursuant to which New Complete Solaria will grant customary registration rights to the other parties thereto, including to register for resale, pursuant to Rule 415 under the Securities Act, certain securities of New Complete Solaria held by the other parties thereto.

Pursuant to the A&R Registration Rights Agreement, the parties agreed that, within 15 business days following the Closing, New Complete Solaria will file with the SEC a registration statement registering the resale of such Registrable Securities (as defined therein) and use commercially reasonable efforts to have such registration statement declared effective by the SEC as soon as reasonably practicable after the filing thereof. The parties to the A&R Registration Rights Agreement have been granted certain demand underwritten offering registration rights and piggyback registration rights. The stockholders may not exercise their registration rights after the five-year anniversary of the Closing. See the section titled “Proposal 1—The Business Combination Proposal — Related Agreements — Registration Rights Agreement.”

Anti-Takeover Provisions

Proposed Certificate of Incorporation and Proposed Bylaws

Among other things, the Proposed Governing Documents will:

•

permit the New Complete Solaria Board to issue up to 10,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change of control;

•	provide that the authorized number of directors may be changed only by resolution of the New Complete Solaria Board;

•

provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder’s notice;

•

provide that Special Meetings of New Complete Solaria’s stockholders may be called by the chairperson of the New Complete Solaria Board, the chief executive officer or by the New Complete Solaria Board pursuant to a resolution adopted by a majority of the total number of authorized directors; and

•

not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of all of the then-outstanding capital stock entitled to vote generally in the election of directors. The combination of these provisions will make it more difficult for the existing stockholders to replace the New Complete Solaria Board as well as for another party to obtain control of New Complete Solaria by replacing the New Complete Solaria Board. Because the New Complete Solaria Board has the power to retain and discharge its officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for the New Complete Solaria Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of the New Complete Solaria Board and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce New Complete Solaria’s vulnerability to hostile takeovers and to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New Complete Solaria’s shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of New Complete Solaria Common Stock.

Delaware Anti-Takeover Law

New Complete Solaria will opt out of Section 203 of the DGCL. However, the Proposed Certificate of Incorporation will contain similar provisions providing that New Complete Solaria may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the New Complete Solaria Board approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

the interested stockholder owned at least 85% of New Complete Solaria’s voting stock outstanding upon consummation of the transaction, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the consummation of the transaction, the business combination is approved by the New Complete Solaria Board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with its affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 20% or more of New Complete Solaria’s outstanding voting stock. These provisions may encourage companies interested in acquiring New Complete Solaria to negotiate in advance with the New Complete Solaria Board because the stockholder approval requirement would be avoided if the board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New Complete Solaria Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Choice of Forum

The Proposed Certificate of Incorporation provides that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the sole and exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:

•	any derivative action or proceeding brought on New Complete Solaria’s behalf;

•	any action or proceeding asserting a claim of breach of a fiduciary duty owed by any of New Complete Solaria’s directors, officers, or other employees to New Complete Solaria or its stockholders;

•

any action or proceeding asserting a claim against New Complete Solaria or any of New Complete Solaria’s directors, officers or other employees arising out of or pursuant to any provision of the DGCL, the Proposed Certificate of Incorporation or the Proposed Bylaws;

•

any action or proceeding to interpret, apply, enforce or determine the validity of the Proposed Certificate of Incorporation or the Proposed Bylaws (including any right, obligation, or remedy thereunder);

•	any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; and

•

any action or proceeding asserting a claim against New Complete Solaria or any of New Complete Solaria’s directors, officers, or other employees that is governed by the internal affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.

This choice of forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, or the Securities Act. The Proposed Certificate of Incorporation further provides that, unless New Complete Solaria consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the

United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, both state and federal courts have jurisdiction to entertain such claims. As noted above, the Proposed Certificate of Incorporation provides that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act. Due to the concurrent jurisdiction for federal and state courts created by Section 22 of the Securities Act over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, there is uncertainty as to whether a court would enforce the exclusive form provision. Additionally, the Proposed Certificate of Incorporation provides that any person or entity holding, owning or otherwise acquiring any interest in any of New Complete Solaria’s securities shall be deemed to have notice of and consented to these provisions. Investors also cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

Transfer Agent

Continental Stock Transfer & Trust Company will be the transfer agent for New Complete Solaria Common Stock and the warrant agent for New Complete Solaria Warrants.

Listing of Common Stock and Warrants

We intend to apply for listing, to be effective at the time of the Business Combination, of the New Complete Solaria Common Stock and the New Complete Solaria Public Warrants on the NYSE under the proposed symbols “CSLR” and “CSLR.WS.”

SECURITIES ACT RESTRICTIONS ON RESALE OF NEW COMPLETE SOLARIA SECURITIES

Rule 144

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New Complete Solaria for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the three months preceding, a sale and (ii) we are subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months (or such shorter period as we were required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of New Complete Solaria for at least six months but who are our affiliates at the time of, or at any time during the three months preceding, a sale would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:

•

1% of the total number of shares of New Complete Solaria Common Stock then outstanding (as of the date of this proxy statement/prospectus, FACT has 34,500,000 Class A Ordinary Shares outstanding and 8,625,000 Class B Ordinary Shares outstanding); or

•	the average weekly reported trading volume of New Complete Solaria Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by our affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about us.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•

at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting FACT’s status as an entity that is not a shell company (“Form 10 information”).

As a result, subject to the provisions of the Sponsor Support Letter Agreement, the FACT Initial Shareholders will be able to sell their Founder Shares and FACT Private Placement Warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed the Business Combination and filed our Form 10 information with the SEC.

We anticipate that following the Closing of the Business Combination, we will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

APPRAISAL RIGHTS

FACT Shareholders have no appraisal rights in connection with the Business Combination or the Domestication under the Cayman Islands Companies Act or under the DGCL.

HOUSEHOLDING INFORMATION

For shareholders receiving printed proxy materials, unless we have received contrary instructions, we may send a single copy of this proxy statement/prospectus to any household at which two or more shareholders reside if we believe the shareholders are members of the same family. This process, known as “householding,” reduces the volume of duplicate information received at any one household and helps to reduce our expenses. However, if shareholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the shareholders should follow the instructions described below. Similarly, if an address is shared with another shareholder and together both of the shareholders would like to receive only a single set of our disclosure documents, the shareholders should follow these instructions:

•

If the shares are registered in the name of the shareholder, the shareholder should contact us at our offices at 14 Wall Street, 20th Floor, New York, New York 10005, or (212) 618-1798, to inform us of his or her request; or

•	If a bank, broker or other nominee holds the shares, the shareholder should contact the bank, broker or other nominee directly.

TRANSFER AGENT; WARRANT AGENT AND REGISTRAR

The registrar and transfer agent for FACT Ordinary Shares, and the warrant agent for FACT Warrants, is Continental Stock Transfer & Trust Company. FACT has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

SUBMISSION OF SHAREHOLDER PROPOSALS

The FACT Board is aware of no other matter that may be brought before the Special Meeting. Under the Cayman Islands Companies Act, only business that is specified in the notice of Special Meeting to shareholders may be transacted at the Special Meeting.

FUTURE SHAREHOLDER PROPOSALS

For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the shareholders at the first annual meeting of stockholders of New Complete Solaria following the Closing of the Business Combination, assuming consummation, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act.

In addition, the Proposed Bylaws provide notice procedures for shareholders to nominate a person as a director and to propose business to be considered by shareholders at a meeting. To be timely, a shareholder’s notice must be delivered to New Complete Solaria’s offices at 3000 Executive Parkway, Suite 504, San Ramon, CA 94583, not later than close of business, on the 120th day before the first anniversary of the date of the proxy statement for the preceding year’s annual meeting of shareholders (which date will, for purposes of New Complete Solaria’s first annual meeting after its shares of stock are first publicly traded, be deemed to have occurred on                 ); provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or more than 30 days after such anniversary date, which we anticipate will be the case for the              annual meeting, notice by the shareholder to be timely must be so received no earlier than close of business, on the 120th day before the meeting and not later than close of business on the 90th day before the meeting and (y) close of business, on the 10th day following the day on which public announcement of the date of the annual meeting was first made by New Complete Solaria. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The chairman of the New Complete Solaria Board may refuse to acknowledge the introduction of any shareholder proposal not made in compliance with the foregoing procedures.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the FACT Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Freedom Acquisition I Corp., 14 Wall Street, 20th Floor, New York, NY 10005. Following the Business Combination, such communications should be sent in care of New Complete Solaria, 3000 Executive Parkway, Suite 504, San Ramon, CA 94583, and its telephone number is (510) 270-2507. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

LEGAL MATTERS

Paul Hastings LLP, Washington, District of Columbia, will pass upon the validity of the securities of New Complete Solaria to be issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.

EXPERTS

The consolidated financial statements of Freedom Acquisition I Corp. as of December 31, 2022 and 2021 and for each of the two years in the period ended December 31, 2022, appearing in this proxy statement/prospectus have been audited by Marcum LLP, an independent registered accounting firm, as stated in their report thereon and included in this proxy statement/prospectus (which report expresses an unqualified opinion and contains an explanatory paragraph as to Freedom Acquisition I Corp.’s ability to continue as a going concern), in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Complete Solaria, Inc. as of December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, appearing in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority experts in accounting and auditing.

The consolidated financial statements of The Solaria Corporation as of December 31, 2021 and 2020, and for each of the two years in the period ended December 31, 2021, appearing in this proxy statement/prospectus have been audited by Deloitte & Touche LLP, an independent auditor, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

FACT has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

FACT files reports, proxy statements and other information with the SEC as required by the Exchange Act. You may access information on FACT at the SEC web site, which contains reports, proxy statements and other information, at: http://www.sec.gov.

This proxy statement/prospectus is available without charge to shareholders of FACT upon written or oral request. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact FACT in writing at Freedom Acquisition I Corp., 14 Wall Street, 20th Floor, New York, NY 10005 or by telephone at (212) 618-1798.

If you have questions about the proposals or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, or need to obtain proxy cards or other information related to the proxy solicitation, please contact Morrow Sodali LLC, the proxy solicitor for FACT, by calling (203) 658-9400 (toll-free), or banks and brokers can call (203) 658-9400, or by emailing FACT.info@investor.morrowsodali.com. You will not be charged for any of the documents that you request.

To obtain timely delivery of the documents, you must request them no later than five business days before the date of the Special Meeting, or no later than                 , 2023.

Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus or filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

All information contained in this document relating to FACT has been supplied by FACT and all such information relating to Complete Solaria has been supplied by Complete Solaria. Information provided by FACT or Complete Solaria does not constitute any representation, estimate or projection of the other.

This document is a proxy statement/prospectus of FACT for the Special Meeting. FACT has not authorized anyone to give any information or make any representation about the Business Combination, FACT or Complete Solaria that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.

ENFORCEABILITY OF CIVIL LIABILITY

FACT is a Cayman Islands exempted company. If FACT does not change its jurisdiction of incorporation from the Cayman Islands to Delaware by effecting the Domestication, you may have difficulty serving legal process within the United States upon FACT. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in U.S. courts against FACT in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws. Furthermore, there is doubt that the courts of the Cayman Islands would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws. However, FACT may be served with process in the United States with respect to actions against FACT arising out of or in connection with violation of U.S. federal securities laws relating to offers and sales of FACT’s securities by serving FACT’s U.S. agent irrevocably appointed for that purpose.

FREEDOM ACQUISITION I CORP.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Freedom Acquisition I Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Freedom Acquisition I Corp. (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in shareholders’ (deficit) equity and cash flows for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Explanatory Paragraph – Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination and the Company’s cash and working capital as of December 31, 2022 are not sufficient to complete its planned activities. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum LLP

Marcum LLP

We have served as the Company’s auditor since 2020.

New York, NY

April 6, 2023

FREEDOM ACQUISITION I CORP.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021
Assets
Current assets:
Cash	$72,923	$277,583
Prepaid expenses - short term	120,677	724,066

Total current assets	193,600	1,001,649
Prepaid expenses - long term	—	113,073
Cash and marketable securities held in Trust Account	349,927,313	345,105,681

Total Assets	$350,120,913	$346,220,403

Liabilities, Redeemable Ordinary Shares and Shareholders’ Deficit
Current liabilities:
Accounts payable and accrued expenses	$4,858,215	$2,579,641
Convertible promissory note - related party	828,600	—

Total current liabilities	5,686,815	2,579,641
Warrant liabilities	2,978,333	8,488,250
Deferred underwriters’ discount payable	3,018,750	12,075,000

Total Liabilities	11,683,898	23,142,891

Commitments and Contingencies (See Note 7)
Class A Ordinary shares subject to possible redemption 34,500,000 shares subject to possible redemption at redemption value at December 31, 2022 and 2021, respectively	349,927,313	345,000,000
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued or outstanding at December 31, 2022 and 2021	—	—
Class A, $0.0001 par value; 200,000,000 shares authorized at December 31, 2022 and 2021	—	—
Class B, $0.0001 par value; 20,000,000 shares authorized; 8,625,000 shares issued and outstanding at December 31, 2022 and 2021	863	863
Additional paid-in capital	6,057,438	—
Accumulated deficit	(17,548,599)	(21,923,351)

Total Shareholders’ Deficit	(11,490,298)	(21,922,488)

Total Liabilities, Redeemable Ordinary Shares and Shareholders’ Deficit	$350,120,913	$346,220,403

The accompanying notes are an integral part of the consolidated financial statements.

FREEDOM ACQUISITION I CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended December 31,
	2022	2021
Operating costs	$4,407,058	$3,782,028

Loss from operations	(4,407,058)	(3,782,028)

Other income (expense):
Foreign currency exchange loss	(17,638)	(1,475)
Interest income on marketable securities held in Trust Account	4,821,632	105,681
Reduction of transaction costs incurred in connection with IPO	271,687	—
Change in fair value of warrant liabilities	5,509,917	9,381,750
Change in fair value of convertible note	(196,200)	—
Offering expenses related to warrant issuance	—	(575,278)

Total other income, net	10,389,398	8,910,678

Net income	$5,982,340	$5,128,650

Weighted average shares outstanding, Class A ordinary shares subject to possible redemption	34,500,000	28,828,767

Basic and diluted net income per share, Class A ordinary shares subject to possible redemption	$0.14	$0.14

Weighted average shares outstanding, Class B ordinary shares	8,625,000	8,440,068

Basic and diluted net income per share, Class B ordinary shares	$0.14	$0.14

The accompanying notes are an integral part of the consolidated financial statements.

FREEDOM ACQUISITION I CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ (DEFICIT) EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Class A Ordinary Shares		Class B Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Shareholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance – December 31, 2020	—	$—	8,625,000	$863	$24,137	$(5,494)	$19,506
Sale of 34,500,000 Units on March 2, 2021 through public offering	34,500,000	3,450	—	—	—	—	3,450
Excess of the fair value of private placement warrants over cash received	—	—	—	—	1,880,000	—	1,880,000
Class A ordinary shares subject to possible redemption	(34,500,000)	(3,450)	—	—	—	—	(3,450)
Remeasurement of Class A ordinary shares subject to redemption	—	—	—	—	(1,904,137)	(27,046,507)	(28,950,644)
Net income	—	—	—	—	—	5,128,650	5,128,650

Balance – December 31, 2021	—	—	8,625,000	863	—	(21,923,351)	(21,922,488)
Proceeds received on convertible note less than fair value	—	—	—	—	592,600	—	592,600
Accretion portion net against additional paid-in-capital	—	—	—	—	(592,600)	—	(592,600)
Accretion of Class A ordinary shares subject to possible redemption	—	—	—	—	(2,727,125)	(1,607,588)	(4,334,713)
Reduction of deferred underwriting fee payable	—	—	—	—	8,784,563	—	8,784,563
Net income	—	—	—	—	—	5,982,340	5,982,340

Balance – December 31, 2022	—	$—	8,625,000	$863	$6,057,483	$(17,548,599)	$(11,490,298)

The accompanying notes are an integral part of the consolidated financial statements.

FREEDOM ACQUISITION I CORP.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31.
	2022	2021
Cash Flows from Operating Activities:
Net income	$5,982,340	$5,128,650
Adjustments to reconcile net income to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(4,821,632)	(105,681)
Change in fair value of warrant liabilities	(5,509,917)	(9,381,750)
Change in fair value of convertible note	196,200	—
Change in deferred underwriting fee	(271,687)	—
Offering costs allocated to warrants	—	575,278
Changes in current assets and current liabilities:
Prepaid expenses	716,462	(837,139)
Accounts payable and accrued expenses	2,278,574	2,579,641

Net cash used in operating activities	(1,429,660)	(2,041,001)

Cash Flows from Investing Activities:
Investment of cash into Trust Account	—	(345,000,000)

Net cash used in investing activities	—	(345,000,000)

Cash Flows from Financing Activities:
Proceeds from Initial Public Offering, net of underwriters’ discount	—	338,595,000
Proceeds from issuance of Private Placement Warrants	—	9,400,000
Proceeds from issuance of Convertible Promissory Note	1,225,000	—
Repayment of promissory note to related party	—	(90,996)
Payments of offering costs	—	(585,420)

Net cash provided by financing activities	1,225,000	347,318,584

Net Change in Cash	(204,660)	277,583
Cash – Beginning	277,583	—

Cash – Ending	$72,923	$277,583

Supplemental disclosure of noncash financing activities:
Initial value of Class A ordinary shares subject to possible redemption	$—	$345,000,000

Initial value of warrant liabilities	$—	$17,870,000

Deferred underwriters’ discount payable charged to additional paid-in capital	$—	$12,075,000

Accretion of Class A ordinary shares subject to possible redemption	$4,927,313	$28,950,644

Deferred offering costs paid under promissory note	$—	$90,996

The accompanying notes are an integral part of the consolidated financial statements.

FREEDOM ACQUISITION I CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Organization and Business Operations

Organization and General

Freedom Acquisition I Corp. (the “Company” or “Freedom”) was incorporated in Cayman Islands on December 23, 2020. The Company was formed for the purpose of entering into a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). The Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

On October 3, 2022, the Company entered into a Business Combination Agreement with Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of the Company, Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company, Complete Solar Holding Corporation, a Delaware corporation, and The Solaria Corporation, a Delaware corporation.

The Company’s sponsor is Freedom Acquisition I LLC, a Cayman Islands limited liability company (the “Sponsor”).

As of December 31, 2022, the Company had not yet commenced any operations. All activity through December 31, 2022, relates to the Company’s formation and the Initial Public Offering (“IPO” or “Initial Public Offering”) described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on cash and cash equivalents from the proceeds derived from the IPO and changes in the fair value of warrant liabilities.

Financing

The registration statement for the Company’s IPO was declared effective on February 25, 2021 (the “Effective Date”). On March 2, 2021, the Company consummated the IPO of 34,500,000 units (the “Units” and, with respect to the Class A ordinary shares included in the Units being offered, the “public share”), at $10.00 per Unit, generating gross proceeds of $345,000,000, which is discussed in Note 4.

Simultaneously with the closing of the IPO, the Company consummated the sale of 6,266,667 warrants (the “Private Placement Warrants”), at a price of $1.50 per Private Placement Warrant, which is discussed in Note 5.

Transaction costs amounted to $19,175,922, consisting of $6,405,000 of underwriting fees, $12,075,000 of deferred underwriting fees and $695,922 of other offering costs. Of the total transaction cost, $575,278 was expensed as non-operating expenses in the consolidated statement of operations with the rest of the offering cost charged to shareholders’ deficit for the year ended December 31, 2021. The transaction costs were allocated based on the relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A ordinary shares.

Trust Account

Following the closing of the IPO on March 2, 2021, an amount of $345,000,000 from the net proceeds of the sale of the Units in the IPO and the sale of the Private Placement Warrants was placed in a trust account (“Trust Account”). The funds in the Trust Account have, since the IPO and until the 24-month anniversary of the consummation of the IPO, been invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company. To mitigate the risk of the Company being deemed to have been operating as an unregistered investment company, prior to the 24-month anniversary of the consummation of the IPO, the Company instructed Continental, the trustee with respect to the Trust Account, to liquidate the U.S. government treasury obligations or money market funds held in the Trust Account and to hold all the funds in the Trust Account in cash in a bank deposit account. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its tax obligations, the proceeds from the IPO and the sale of the private placement units will not be released from the Trust Account until the earliest of (a) the completion of the Company’s initial Business Combination, (b) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation, and (c) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination during the Combination Period (as defined below), subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

Initial Business Combination

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination.

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the balance in the Trust Account (net of taxes payable) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

The Company will provide its public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a shareholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The shareholders will be entitled to redeem their shares for a pro rata portion of the amount then on deposit in the Trust Account (initially $10.00 per share, plus any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations).

The Class A ordinary shares subject to redemption are recorded at redemption value and classified as temporary equity upon the completion of the IPO, in accordance with Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 either immediately prior to or upon consummation of a Business Combination and, if the Company seeks shareholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Business Combination.

On February 28, 2023, the Company’s shareholders approved an amendment to its amended and restated memorandum and articles of association to extend the date by which the Company must complete a Business Combination from March 2, 2023 to June 2, 2023, and to thereafter further extend such period up to three times by an additional one month each time (up to September 2, 2023) (such period, as may be extended, the “Combination Period”). However, if the Company is unable to complete a Business Combination within the Combination Period, the Company will redeem 100% of the outstanding public shares for a pro rata portion of the funds held in the Trust Account, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account and not previously released to the Company, divided by the number of then outstanding public shares, subject to applicable law and as further described in the registration statement, and then seek to dissolve and liquidate.

The Company’s Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their founder shares, private placement shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated certificate of incorporation, and (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares and private placement shares if the Company fails to complete the initial Business Combination within the Combination Period.

The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third-party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked its Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether its Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Company’s Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that its Sponsor would be able to satisfy those obligations.

Liquidity

As of December 31, 2022, the Company had cash outside the Trust Account of $72,923 available for working capital needs. All remaining cash held in the Trust Account is generally unavailable for the Company’s use prior to an initial Business Combination and is restricted for use either in a Business Combination or to redeem ordinary shares. The Company may elect to withdraw from the interest income earned on the trust account to pay the Company’s tax obligations. As of December 31, 2022, the Company had interest income earned on the trust account of $4,821,632.

The Company may raise additional capital through loans or additional investments from the Sponsor or an affiliate of the Sponsor or certain of its directors and officers. The Sponsor may, but is not obligated to, lend the Company funds, from time to time in whatever amounts it deems reasonable in its sole discretion, to meet the Company’s working capital needs. There can be no assurance that the Company will be able to obtain additional financing, however. Moreover, the Company may need to obtain additional financing either to complete its Business Combination or because the Company becomes obligated to redeem a significant number of its public shares upon consummation of its Business Combination, in which case the Company may issue additional securities or incur debt in connection with such Business Combination. Subject to compliance with applicable securities laws, the Company would only complete such financing simultaneously with the completion of its Business Combination.

If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.

Going Concern

In connection with the Company’s assessment of going concern considerations in accordance with Accounting Standards Codification (“ASC”) Topic 205-40, “Presentation of Financial Statements – Going Concern,” pursuant to its Amended and Restated Certificate of Incorporation, the Company has until the end of the Combination Period to consummate a Business Combination. If a Business Combination is not consummated by this date, there will be a mandatory liquidation and subsequent dissolution of the Company. Although the Company intends to consummate a Business Combination during the Combination Period, it is uncertain that the Company will be able to do so. This, as well as its liquidity condition, raise substantial doubt about the Company’s ability to continue as a going concern. No adjustments have been made to the carrying amounts of assets or liabilities should the Company be required to liquidate at the end of the Combination Period.

Risks and Uncertainties

Management is currently evaluating the impact of the COVID-19 pandemic and Russia-Ukraine war and has concluded that while it is reasonably possible that the virus and war could have a negative effect on the Company’s financial position, results of its operations and/or search for a target company, the specific impact is not readily determinable as of the date of these financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Consideration of IR Act Excise Tax

On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly-traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly-traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.

Note 2 — Revision of Previously-Issued Financial Statements

In connection with the preparation of the Company’s financial statements as of December 31, 2022, the Company identified an error in amounts reported in certain of the Company’s previously-issued financial statements related to accounts payable. The Company incorrectly recorded intercompany operating bank transfers as payables whereas Legal and Professional Services was the accompanying debit in each transaction recorded. As a result, management determined that accounts payable and operational costs as of June 30, 2022, and September 30, 2022 were overstated by $205,869.

The following tables contain the revised financial information for the affected periods previously reported. The revisions do not have an impact on the Company’s cash position and investments held in the Trust Account established in connection with the Initial Public Offering. The Company has not amended its previously filed Quarterly Reports on Form 10-Q for the two quarterly periods in 2022. The financial information that has been previously filed or otherwise reported for these affected periods are superseded by the information below in this Annual Report on Form 10-K.

The impact of the revision on the Company’s financial statements is reflected in the following tables:

	As Previously Reported	Adjustment	As Revised
Balance Sheet as of June 30, 2022 (unaudited)
Total Liabilities	$19,737,596	$(205,869)	$19,531,727
Total Shareholders’ Equity (Deficit)	$(18,781,440)	$205,869	$(18,575,571)
Balance Sheet as of September 30, 2022 (unaudited)
Total Liabilities	$17,298,967	$(205,869)	$17,093,098
Total Shareholders’ Equity (Deficit)	$(16,803,964)	$205,869	$(16,598,095)

	As Previously Reported	Adjusted	As Revised
Condensed Statement of Operations for the Three Months Ended June 30, 2022 (unaudited)
Operational Costs	$824,081	$(205,869)	$618,212
Net Income (Loss)	$2,025,986	$205,869	$2,231,855
Basic and Diluted Net Income (Loss) per shares, Class A Ordinary Shares	$0.05	$—	$0.05
Basic and Diluted Net Income (Loss) per shares, Class B Ordinary Shares	$0.05	$—	$0.05
Condensed Statement of Operations for the Six Months Ended June 30, 2022 (unaudited)
Operational Costs	$2,022,164	$(205,869)	$1,816,295
Net Income (Loss)	$3,321,266	$205,869	$3,527,135
Basic and Diluted Net Income (Loss) per shares, Class A Ordinary Shares	$0.08	$—	$0.08
Basic and Diluted Net Income (Loss) per shares, Class B Ordinary Shares	$0.08	$—	$0.08
Condensed Statement of Operations for the Nine Months Ended September 30, 2022 (unaudited)
Operational Costs	$2,508,476	$(205,869)	$2,302,607
Net Income (Loss)	$6,726,111	$205,869	$6,931,980
Basic and Diluted Net Income (Loss) per shares, Class A Ordinary Shares	$0.16	$—	$0.16
Basic and Diluted Net Income (Loss) per shares, Class B Ordinary Shares	$0.16	$—	$0.16

	As Previously Reported	Adjusted	As Revised
Condensed Statement of Cash Flows for the Six Months Ended June 30, 2022 (unaudited)
Net Income (Loss)	$3,321,266	$205,869	$3,527,135
Accounts payable and accrued expenses	$884,539	$(205,869)	$678,670
Condensed Statement of Cash Flows for the Nine Months Ended September 30, 2022 (unaudited)
Net Income (Loss)	$6,726,111	$205,869	$6,931,980
Accounts payable and accrued expenses	$226,411	$(205,869)	$20,542

Note 3 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Estimates made in preparing these consolidated financial statements include, among other things, the fair value measurement of the Private Warrant liabilities.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2022 and 2021.

Investments Held in Trust Account

At December 31, 2022, the assets held in the Trust Account were held in a money market fund with a maturity date of 180 days or less. At December 31, 2021, the assets held in the Trust Account were held in cash and U.S. Treasury securities. The Company classifies its United States Treasury securities as held-to-maturity in accordance with Financial Accounting Standards Board (“FASB”) ASC Topic 320, “Investments — Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or remeasurement of premiums or discounts.

As of December 31, 2022, investment in the Company’s Trust Account consisted of $349,927,313 in a money market fund with a maturity of 180 days or less. Following the maturity of the U.S. Treasury Securities on December 1, 2022, the Company immediately reinvested the entirety of the Trust Account into a money market fund. The money market fund is disclosed at fair value on the consolidated balance sheet. As of December 31, 2021, investment in the Company’s Trust Account consisted of $484 in cash and $345,105,197 in U.S. Treasury Securities. All of the U.S. Treasury Securities (the “T-bills”) matured on March 3, 2022 and the Company purchased new T-bills. The Company considers all investments with original maturities of more than three months but less than one year to be short-term investments. The carrying value approximates the fair value due to its short-term maturity. The carrying value, excluding gross unrealized holding losses and fair value of held to maturity securities on December 31, 2022 and 2021 are as follows:

	Amortized Cost and Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2022
Cash	$—	$—	$—	$—
Money Market Funds	349,927,313	—	—	349,927,313

	$349,927,313	$—	$—	$349,927,313

	Amortized Cost and Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2021
Cash	$484	$—	$—	$484
U.S. Treasury Securities	345,105,197	—	(6,065)	345,099,132

	$345,105,681	$—	$(6,065)	$345,099,616

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and remeasurement are included in the “interest income” line item in the statements of operations. Interest income is recognized when earned.

Convertible Promissory Notes — Related Party

The Company accounts for its convertible promissory notes under ASC 815, “Derivatives and Hedging” (“ASC 815”). Under ASC 815-15-25, the election can be at the inception of a financial instrument to account for the instrument under the fair value option under ASC 825. The Company has made such election for its convertible promissory notes. Using the fair value option, the convertible promissory notes are required to be recorded at their initial fair value on the date of issuance, each drawdown date, and each balance sheet date thereafter. Differences between the face value of the note and fair value at each drawdown date are recognized as either an expense in the consolidated statements of operations (if issued at a premium) or as a capital contribution (if issued at a discount). Changes in the estimated fair value of the notes are recognized as non-cash gains or losses in the consolidated statements of operations. Changes in the estimated fair value of the note are recognized as non-cash change in the fair value of the convertible promissory notes in the consolidated statements of operations.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. At December 31, 2022 and 2021, the Company has not experienced losses on this account.

Ordinary Shares Subject to Possible Redemption

The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with the guidance in ASC Topic 480, “Distinguishing Liabilities from Equity.” Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and are measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ deficit. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2022 and 2021, 34,500,000 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ deficit section of the Company’s consolidated balance sheets, respectively.

Net Income Per Ordinary Share

The Company has two classes of shares, which are referred to as Class A ordinary shares and Class B ordinary shares. Earnings and losses are shared pro rata between the two classes of shares. The 14,891,667 potential ordinary shares for outstanding warrants to purchase the Company’s shares were excluded from diluted earnings per share for the years ended December 31, 2022 and 2021 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net income per ordinary share is the same as basic net income per ordinary share for the periods presented. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each class of ordinary share:

	For the Years Ended December 31,
	2022		2021
	Class A	Class B	Class A	Class B
Basic and diluted net income per share:
Numerator:
Allocation of net income	$4,785,872	$1,196,468	$3,967,193	$1,161,457

Denominator:
Weighted average shares outstanding	34,500,000	8,625,000	28,828,767	8,440,068

Basic and diluted net income per share	$0.14	$0.14	$0.14	$0.14

Offering Costs

The Company complies with the requirements of the ASC 340-10-S99-1 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Offering costs consist principally of professional and registration fees incurred through the balance sheet date that are related to the Public Offering and that were charged to temporary equity upon the completion of the IPO. Accordingly, on December 31, 2022, offering costs totaling $19,175,922 have been charged to temporary equity (consisting of $6,405,000 of underwriting fees, $12,075,000 of deferred underwriting fees and $695,922 of other offering costs). Of the total transaction cost, $575,278 was recorded as a non-operating expense in the consolidated statements of operations, with the rest of the offering cost charged to temporary equity. The transaction costs were allocated based on the relative fair value basis, compared to the total offering proceeds, between the fair value of the public warrant liabilities and the Class A ordinary shares. As of October 25, 2022, and November 2, 2022, respectively, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. have waived their portions of the deferred underwriting fee payable which is reflected in the consolidated statement of operations and the consolidated statement of changes in shareholders’ deficit as a reduction of transaction costs incurred in connection with the IPO. Therefore, the deferred underwriting fee was reduced by $9,056,250, of which $271,687 is shown in the consolidated statement of operations as a reduction of transaction costs incurred in connection with the IPO and $8,784,563 is charged to additional paid-in capital in the consolidated statement of changes in shareholders’ deficit. As a result of the reductions, the outstanding deferred underwriting fee payable was reduced to $3,018,750.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the Financial Accounting Standards Board (“FASB”) ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the consolidated balance sheets.

Derivative Warrant Liabilities

The Company does not use derivative instruments to hedge exposures to cash flow, market, or foreign currency risks. The Company evaluates all of its financial instruments, including issued share purchase warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives, pursuant to ASC 480 and ASC 815-15. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is re-assessed at the end of each reporting period.

The Company accounts for its 14,891,667 ordinary shares warrants issued in connection with its Initial Public Offering (8,625,000) and Private Placement (6,266,667) as derivative warrant liabilities in accordance with ASC

815-40. Accordingly, the Company recognizes the warrant instruments as liabilities at fair value and adjusts the instruments to fair value at each reporting period. The liabilities are subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company’s consolidated statements of operations. The fair value of the Private Placement Warrants has been estimated using Monte Carlo simulations at each measurement date. The fair value of the Public Warrants was initially estimated using Monte Carlo simulations. After the Public Warrants were separately traded, the measurement of the Public Warrants used an observable market quote in an active market.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2022 and December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with federal income tax regulations, income taxes are not levied on the Company, but rather on the individual owners. United States (“U.S.”) taxation would occur on the individual owners if certain tax elections are made by U.S. owners and the Company were treated as a passive foreign investment company. The Company believes that it was a passive foreign investment company for the 2021 and 2022 taxable years. Additionally, U.S. taxation could occur to the Company itself if the Company is engaged in a U.S. trade or business. The Company is not expected to be treated as engaged in a U.S. trade or business at this time.

Recent Accounting Standards

In August 2020, the FASB issued Accounting Standards Update (“ASU”) 2020-06, “Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”)” to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The guidance was adopted starting January 1, 2022. Adoption of the ASU did not impact the Company’s financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 4 — Initial Public Offering

Pursuant to the Initial Public Offering, the Company sold 34,500,000 Units, (at a price of $10.00 per Unit. Each Unit consists of one share of Class A Ordinary shares, par value $0.0001 per share one-fourth of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A Ordinary shares at a price of $11.50 per share.

All of the 34,500,000 Class A ordinary share sold as part of the Units in the IPO contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, if there is a shareholder vote or tender offer in connection with the Business Combination and in connection with certain amendments to the Company’s certificate of incorporation. In accordance with SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of the Company require ordinary shares subject to redemption to be classified outside of permanent equity.

The Class A ordinary share is subject to SEC and its staff’s guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, the Company has the option to either accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. The Company recognizes changes in redemption value immediately as they occur. Immediately upon the closing of the IPO, the Company recognized the remeasurement from initial book value to redemption amount value. The change in the carrying value of redeemable ordinary shares resulted in charges against additional paid-in capital and accumulated deficit.

As of December 31, 2022 and 2021, the ordinary share reflected on the consolidated balance sheets are reconciled in the following table:

Gross proceeds from IPO	$345,000,000
Less:
Proceeds allocated to Public Warrants	(10,350,000)
Ordinary share issuance costs	(18,600,644)
Plus:
Accretion of carrying value to redemption value	28,950,644

Contingently redeemable ordinary share as of December 31, 2021	345,000,000
Plus:
Accretion of carrying value to redemption value	4,927,313

Contingently redeemable ordinary share as of December 31, 2022	$349,927,313

Note 5 — Private Placement Warrants

Simultaneously with the closing of the IPO, the Sponsor purchased an aggregate of 6,266,667 Private Placement Warrants at a price of $1.50 per warrant ($9,400,000 in the aggregate), each Private Placement Warrant is exercisable to purchase one share of Class A ordinary shares at a price of $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from our Initial Public Offering to be held in the Trust Account.

The Private Placement Warrants are identical to the warrants sold in the IPO except that the Private Placement Warrants, so long as they are held by the Sponsor or its permitted transferees, (i) will not be redeemable by the

Company, (ii) may not (including the Class A ordinary shares issuable upon exercise of these warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination, (iii) may be exercised by the holders on a cashless basis and (iv) will be entitled to registration rights.

Note 6 — Related Party Transactions

Founder Shares

On December 31, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001 per share (the “Founder Shares”). On February 25, 2021, the Company effected a share dividend whereby the Company issued 1,437,500 Class B ordinary shares, resulting in an aggregate of 8,625,000 Class B ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share dividend.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of its shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees and under certain circumstances (the “Lock-up”). Any permitted transferees will be subject to the same restrictions and other agreements of the initial shareholders with respect to any Founder Shares. Notwithstanding the foregoing, if (1) the closing price of the Company’s Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in its shareholders having the right to exchange their shares for cash, securities or other property, the Founder Shares will be released from the Lock-up.

On May 16, 2022, the Sponsor transferred 25,000 shares to one of the Company’s directors following the departure of a previous director. The transfer of the Founders Shares is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date.

The transfer of Founders Shares to the Company’s director, as described above, is within the scope of ASC 718, as such, the fair value of the 25,000 shares transferred to the Company’s director was $123,750 or $4.95 per share. The transfer of the shares was granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the Founders Shares is recognized only when the performance condition is probable of occurrence under the applicable accounting literature in this circumstance. Stock-based compensation would be recognized at the date a Business Combination is considered probable in an amount equal to the number of Founders Shares times the transfer date fair value per share (unless subsequently modified). Founder Shares will automatically convert into Class A shares at a one-to-one ratio upon completion of a Business Combination. The Founder Shares will receive no distributions if the Company is liquidated prior to a Business Combination. In addition, the holders of the Founder Shares are restricted from transferring the Founder Shares and the Class A shares received upon conversion until nine months to a year after a Business Combination.

Promissory Note — Related Party

On December 30, 2020, the Sponsor agreed to loan the Company up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Promissory Note”). This loan is non-interest bearing and payable on the earlier of December 31, 2022 or the completion of the IPO.

As of December 31, 2022 and 2021, there was no outstanding amount under the Promissory Note.

Working Capital Loans

In addition, in order to finance transaction costs in connection with an intended Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. After giving effect to the Notes described below, up to $675,000 of additional Working Capital Loans may be convertible into Private Placement Warrants of the post Business Combination entity at a price of $1.50 per warrant at the option of the lender. Such warrants would be identical to the Private Placement Warrants. Prior to the completion of the initial Business Combination, the Company does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as the Company does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Company’s Trust Account.

On April 1, 2022 and June 6, 2022, the Company issued unsecured promissory notes in the amounts of up to $500,000 and $500,000, respectively, to the Sponsor. On December 14, 2022, the Company issued an unsecured promissory note in the amount of up to $325,000 to Tidjane Thiam, Adam Gishen, Abhishek Bhatia and Edward Zeng (collectively, the “Payees”) (such promissory note, together with the unsecured promissory notes issued on April 1, 2022 and June 6, 2022, the “Notes”). The Notes bear no interest and are payable in full upon the earlier to occur of (i) twenty-four (24) months from the closing of the Initial Public Offering (or such later date as may be extended in accordance with the terms of our amended and restated memorandum and articles of association) or (ii) the consummation of the Business Combination. A failure to pay the principal within five business days of the date specified above or the commencement of a voluntary or involuntary bankruptcy action shall be deemed an event of default, in which case the Notes may be accelerated. Prior to the Company’s first payment of all or any portion of the principal balance of the Notes in cash, the Sponsor and the Payees, as applicable, have the option to convert all, but not less than all, of the principal balance of the Notes into private placement warrants (the “Conversion Warrants”), each warrant exercisable for one ordinary share of the Company at an exercise price of $1.50 per share. The terms of the Conversion Warrants would be identical to the Private Placement Warrants. The Sponsor and the Payees shall be entitled to certain registration rights relating to the Conversion Warrants. The issuances of the Notes were made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act.

As of December 31, 2022 and 2021, the Company had an aggregate of $1,225,000 and $0 borrowings, respectively, related to the Notes.

On February 28, 2023, the Company issued an unsecured promissory note in the amount of up to $2,100,000 to the Sponsor, as further described in Note 11.

Administrative Support Service

Commencing on the date of the IPO, the Company agreed to pay the Sponsor up to $10,000 per month for office space and administrative support services. These were paid on a monthly basis via invoices, and there was no amount due under the Administrative Services Agreement as of December 31, 2022.

Note 7 — Commitments & Contingencies

Registration Rights

The holders of the (i) Founder Shares, which were issued in a private placement prior to the closing of the IPO, (ii) Private Placement Warrants, which will be issued in a private placement simultaneously with the closing of the IPO and the Class A ordinary shares underlying such Private Placement Warrants and (iii) Private Placement Warrants that may be issued upon conversion of Working Capital Loans will have registration rights to require the Company to register a sale of any of its securities held by them pursuant to a registration rights agreement. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Company’s completion of its initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriters Agreement

On March 2, 2021, the Company paid a fixed underwriting discount of $6,405,000. Additionally, a deferred underwriting discount of $0.35 per Unit, or $12,075,000 in the aggregate, will be payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes an initial Business Combination, subject to the terms of the underwriting agreement. As of October 25, 2022, and November 2, 2022, respectively, J.P. Morgan Securities LLC and Deutsche Bank Securities Inc. have waived their portions of the deferred underwriting fee which is reflected in the consolidated statement of operations and the consolidated statement of changes in shareholders’ deficit as a reduction of transaction costs incurred in connection with the IPO. Therefore, the deferred underwriting fee was reduced by $9,056,250, of which $271,687 is shown in the consolidated statement of operations as a reduction of transaction costs incurred in connection with the IPO and $8,784,563 is charged to additional paid-in capital in the consolidated statement of changes in shareholders’ deficit. As a result of the reductions, the outstanding deferred underwriting fee payable was reduced to $3,018,750.

Business Combination Agreement

On October 3, 2022, the Company entered into a Business Combination Agreement (as amended from time to time, the “Business Combination Agreement”), with Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of the Company (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of the Company (“Second Merger Sub”), Complete Solaria, Inc. (formerly known as Complete Solar Holding Corporation), a Delaware corporation (“Complete Solaria”) and The Solaria Corporation, a Delaware corporation (“Solaria”).

The Mergers

The Business Combination Agreement provides that, among other things and upon the terms and subject to the conditions thereof, the following transactions will occur (together with the other agreements and transactions contemplated by the Business Combination Agreement, the “Business Combination”):

•

at the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), upon the terms and subject to the conditions thereof, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), (i) First Merger Sub will merge with and into Complete Solaria, with Complete Solaria surviving as a wholly owned subsidiary of the Company, (ii) immediately thereafter and as part of the same overall transaction, Complete Solaria will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly owned subsidiary of the Company, and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly-owned subsidiary of the Company (“Third Merger Sub”), with Third Merger Sub surviving as a wholly-owned subsidiary of the Company (the “Additional Merger,” and together with the First Merger and the Second Merger, the “Mergers”);

•	at the Closing, all outstanding shares of capital stock of Complete Solaria (subject to certain restrictions) and all options and warrants to acquire shares of capital stock of Complete Solaria will convert into the right to receive shares of common stock, par value $0.0001 per share, of the Company (“Freedom Common Stock”) or comparable equity awards that are settled or are exercisable for shares of Freedom Common Stock; and

•	at the Closing, the Company will be renamed “Complete Solaria, Inc.”

On October 2, 2022 and October 3, 2022, respectively, a special committee (the “Freedom Special Committee”) of the Board of Directors of the Company (the “Freedom Board”) and the Freedom Board have (i) approved the Business Combination Agreement and the Business Combination and (ii) resolved to recommend that the shareholders of the Company approve the Business Combination Agreement and the Business Combination.

First Amendment to the Business Combination Agreement

On December 26, 2022, the Company, Complete Solaria, First Merger Sub and Second Merger Sub entered into a letter agreement (the “First Amendment”) amending the Business Combination Agreement, dated as of October 3, 2022, by and among the Company, Complete Solaria, First Merger Sub and Second Merger Sub.

The Amendment deletes the following provisions in the Business Combination Agreement:

•

The condition to the obligation of Complete Solaria to consummate the Business Combination that there be, as of the closing of the Business Combination (the “Closing”), at least $100,000,000 in Available Acquiror Cash (as such term is defined in the Business Combination Agreement);

•	The obligation of each of the Company and Complete Solaria to use reasonable best efforts to cause the Available Acquiror Cash to equal or exceed $100,000,000 as of immediately prior to the Closing;

•	The right of Complete Solaria to terminate the Business Combination Agreement if:

•	Complete Solaria has not consummated the issuances of convertible note investments in Complete Solaria for an aggregate purchase price of at least $10,000,000 on or before January 16, 2023; or

•

at a meeting of shareholders of the Company to extend the deadline by which the Company is required to consummate the Business Combination under its organizational documents, a number of shareholders of the Company elect to redeem their ordinary shares such that the amount remaining in the Company’s trust account after processing such redemptions, when taken together with the amounts included in prongs (ii), (iii), (iv) and (v) of the definition of Available Acquiror Cash (as described above) is less than $100 million;

•	The obligation of the Company and Complete Solaria to make termination payments in certain circumstances.

Second Amendment to the Business Combination Agreement

On January 17, 2023, the Company, Complete Solaria, First Merger Sub and Second Merger Sub entered into that certain Second Amendment to Business Combination Agreement (the “Second Amendment”) amending the Business Combination Agreement, dated as of October 3, 2022, by and among the Company, Complete Solaria, First Merger Sub and Second Merger Sub, as amended by the First Amendment.

The Second Amendment provides that, if the Company and Complete Solaria determine in good faith by January 1, 2023 that it is probable that the Business Combination will be consummated after March 1, 2023, the Company will be required to prepare (with the reasonable cooperation of Complete Solaria) and file with the SEC a proxy statement pursuant to which it will seek the approval of its shareholders for proposals to amend the Company’s organizational documents to extend the time period for the Company to consummate its initial business combination for (x) up to an additional six (6) months, from March 2, 2023 to September 2, 2023 (the original Business Combination Agreement provided for an extension from March 1, 2023 to September 2, 2023) or (y) such other period of time as the Company and Complete Solaria may mutually agree (the original Business

Combination Agreement contemplated no such prong (y)). In addition, the Second Amendment amends the Business Combination Agreement by changing the latest permitted Agreement End Date (as defined in the Business Combination Agreement) from September 1, 2023 to September 2, 2023.

Note 8 — Shareholders’ Deficit

Preference shares — The Company is authorized to issue a total of 1,000,000 preference shares at par value of $0.0001 each. At December 31, 2022 and 2021, there were no preference shares issued or outstanding.

Class A Ordinary shares — The Company is authorized to issue a total of 200,000,000 Class A ordinary shares at par value of $0.0001 each. At December 31, 2022 and 2021, there were 34,500,000 Class A ordinary shares outstanding, all of which is subject to possible redemption.

Class B Ordinary shares — The Company is authorized to issue a total of 20,000,000 Class B ordinary shares at par value of $0.0001 each. At December 31, 2022 and 2021, there were 8,625,000 Class B ordinary shares issued and outstanding, respectively.

On December 31, 2020, the Sponsor paid $25,000, or approximately $0.003 per share, to cover certain offering costs in consideration for 7,187,500 Class B ordinary shares, par value $0.0001 per share. On February 25, 2021, the Company effected a share dividend whereby the Company issued 1,437,500 Class B ordinary shares, resulting in an aggregate of 8,625,000 Class B ordinary shares outstanding. All share and per-share amounts have been retroactively restated to reflect the share dividend.

Holders of the Class A ordinary shares and holders of the Class B ordinary shares will vote together as a single class on all matters submitted to a vote of the Company’s shareholders, except as required by law; provided that only holders of Class B ordinary shares will have the right to appoint and remove directors in any general meeting held prior to or in connection with the completion of an initial Business Combination. Unless specified in the Company’s amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, the affirmative vote of a majority of the Company’s ordinary shares that are voted is required to approve any such matter voted on by its shareholders.

The Class B ordinary shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination on a one-for-one basis, subject to adjustment for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares or equity-linked securities are issued or deemed issued in connection with the initial Business Combination, the number of Class A ordinary shares issuable upon conversion of all Founder Shares will equal, in the aggregate, 20% of the total number of Class A ordinary shares outstanding after such conversion (after giving effect to any redemptions of Class A ordinary shares by Public Shareholders), including the total number of Class A ordinary shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination, excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Warrants issued to the Sponsor, officers or directors upon conversion of Working Capital Loans; provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.

Note 9 — Warrants

The Public Warrants will become exercisable at $11.50 per share on the later of one year from the closing of the IPO and 30 days after the completion of the initial Business Combination; provided in each case that the Company has an effective registration statement under the Securities Act covering the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. The warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.

The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, it will use commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A ordinary shares issuable upon exercise of the warrants. The Company will use its commercially reasonable efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration or redemption of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the 60th day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Company’s Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, it will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering each such warrant for that number of Class A ordinary shares equal to the lesser of (A) the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value and (B) 0.361. The “fair market value” as used in this paragraph shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend or recapitalization, reorganization, merger or consolidation. In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per Class A ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors and in the case of any such issuance to the Company’s Sponsors or their affiliates, without taking into account any Founder Shares held by the Company’s initial shareholders or such affiliates, as applicable, prior to such issuance (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the initial Business Combination on the date of the completion of the initial Business Combination (net of redemptions), and (z) the volume-weighted average trading price of the Company’s Class A ordinary shares during the 20 trading day period starting on the trading day prior to the day on which the Company consummates its initial Business Combination (such price, the “Market Value”) is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $10.00 and $18.00 per share redemption trigger prices described below under “Redemption of warrants when the price per Class A ordinary share equals or exceeds $10.00” and “Redemption of warrants when the price per Class A ordinary share equals or exceeds $18.00” will be adjusted (to the nearest cent) to be equal to 100% and 180% of the higher of the Market Value and the Newly Issued Price, respectively.

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants (except with respect to the Private Placement Warrants):

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the last reported sale price of the Class A ordinary shares for any 20 trading days within a 30-trading day period ending three business days before the Company sends to the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like).

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $10.00

Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•

at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to an agreed table based on the redemption date and the “fair market value” of the Class A ordinary shares;

•	if, and only if, the Reference Value equals or exceeds $10.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like); and

•

if the Reference Value is less than $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) the Private Placement Warrants must also be concurrently called for redemption on the same terms as the outstanding public warrants, as described above.

Note 10 — Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following table presents information about the Company’s assets and liabilities that are measured at fair value on a recurring basis at December 31, 2022 and 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:

	December 31,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Description
Investments held in trust account- U.S. Treasury Securities	349,927,313	349,927,313	—	—

Total Investments held in Trust Account	$349,927,313	$349,927,313	$—	$—

Warrant liabilities — Public warrants	$1,725,000		$1,725,000	$—
Warrant liabilities — Private warrants	1,253,333	—	—	1,253,333
Convertible Note — April 1, 2022	338,200	—	—	338,200
Convertible Note — June 6, 2022	338,200	—	—	338,200
Convertible Note — December 14, 2022	152,200	—	—	152,200

Total Warrant liabilities	$3,806,933		$1,725,000	$2,081,933

For the year ended December 31, 2022, as a result of the recent decline in trading volume within the period, the public warrants were transferred to and are currently classified as Level 2 securities.

	December 31,	Quoted Prices In Active Markets	Significant Other Observable Inputs	Significant Other Unobservable Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Description
Investments held in trust account- U.S. Money Market Fund	$484	$484	$—	$—
Investments held in trust account- U.S. Treasury Securities	345,105,197	345,105,197	—	—

Total Investments held in Trust Account	$345,105,681	$345,105,681	$—	$—

Warrant liabilities — Public warrants	$4,916,250	$4,916,250	$—	$—
Warrant liabilities — Private warrants	3,572,000	—	—	3,572,000

Total Warrant liabilities	$8,488,250	$4,916,250	$—	$3,572,000

The Company utilized a Monte Carlo simulation model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants as of December 31, 2022 and 2021, is classified as Level 1 due to the use of an observable market quote in an active market.

The Company utilizes a binomial lattice simulation model to value the private placement warrants and the convertible promissory notes at each reporting period, with changes in fair value recognized in the consolidated statements of operations. The estimated fair value of the warrant liability is determined using Level 3 inputs. Inherent in a binomial options pricing model are assumptions related to expected share-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimates the volatility of its ordinary shares based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The aforementioned warrant liabilities are not subject to qualified hedge accounting.

Transfers to/from Levels 1, 2, and 3 are recognized at the end of the reporting period in which a change in valuation technique or methodology occurs. The value of the securities transferred from a Level 2 measurement to a Level 1 measurement during the year ended December 31, 2022 was $348,810,523. There was a transfer of $1,725,000 from Level 1 to Level 2 in the fair value hierarchy for Public Warrants during the year ended December 31, 2022.

The following table provides quantitative information regarding Level 3 fair value measurements:

	At December 31,	At December 31,
	2022	2021
Share price	$10.10	$9.68
Strike price	$11.50	$11.50
Term (in years)	0.38	0.50
Volatility	de minimis	10.50%
Risk-free rate	3.98%	1.30%
Dividend yield	0.00%	0.00%

The following table presents the changes in the fair value of warrant liabilities:

	Public	Private Placement	Warrant Liabilities
Fair value as of January 1, 2022	$4,916,250	$3,572,000	$8,488,250
Change in valuation inputs or other assumptions	(3,191,250)	(2,318,667)	(5,509,917)

Fair value as of December 31, 2022	$1,725,000	$1,253,333	$2,978,333

	Public	Private Placement	Warrant Liabilities
Fair value as of January 1, 2021	$—	$—	$—
Initial measurement on March 2, 2021	10,350,000	7,520,000	17,870,000
Change in valuation inputs or other assumptions	(5,433,750)	(3,948,000)	(9,381,750)

Fair value as of December 31, 2021	$4,916,250	$3,572,000	$8,488,250

The Company recognized gains in connection with changes in the fair value of warrant liabilities of $5,509,917 within change in fair value of warrant liabilities in the consolidated statement of operations for the year ended December 31, 2022. The Company recognized gains in connection with changes in the fair value of warrant liabilities of $9,381,750 within change in fair value of warrant liabilities in the consolidated statement of operations for the year ended December 31, 2021.

The following table presents a summary of the changes in the fair value of Level 3 warrant liabilities:

	Private Placement	Public	Total Warrant Liabilities
Fair value as of January 1, 2022	$3,572,000	$—	$3,572,000
Change in fair value	(2,318,667)	—	(2,318,667)

Fair value as of December 31, 2022	$1,253,333	$—	$1,253,333

	Private Placement	Public	Total Warrant Liabilities
Fair value as of January 1, 2021	$—	$—	$—
Initial measurement on March 2, 2021	7,520,000	10,350,000	17,870,000
Transfer to Level 1	—	(10,350,000)	(10,350,000)
Change in fair value	(3,948,000)	—	(3,948,000)

Fair value as of December 31, 2021	$3,572,000	$—	$3,572,000

Note 11 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than below, the Company did not identify any subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Second Amendment to the Business Combination Agreement

On January 17, 2023, the Company, Complete Solaria, First Merger Sub and Second Merger Sub entered into the Second Amendment amending the Business Combination Agreement, dated as of October 3, 2022, by and among the Company, Complete Solaria, First Merger Sub and Second Merger Sub, as amended by the First Amendment.

The Second Amendment provides that, if the Company and Complete Solaria determine in good faith by January 1, 2023 that it is probable that the Business Combination will be consummated after March 1, 2023, the Company will be required to prepare (with the reasonable cooperation of Complete Solaria) and file with the SEC a proxy statement pursuant to which it will seek the approval of its shareholders for proposals to amend the Company’s organizational documents to extend the time period for the Company to consummate its initial business combination for (x) up to an additional six (6) months, from March 2, 2023 to September 2, 2023 (the original Business Combination Agreement provided for an extension from March 1, 2023 to September 2, 2023) or (y) such other period of time as the Company and Complete Solaria may mutually agree (the original Business Combination Agreement contemplated no such prong (y)). In addition, the Second Amendment amends the Business Combination Agreement by changing the latest permitted Agreement End Date (as defined in the Business Combination Agreement) from September 1, 2023 to September 2, 2023.

Amendment to Amended and Restated Memorandum and Articles of Association

On February 28, 2023, Freedom held an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”), at which holders of 35,373,848 ordinary shares, comprised of 26,773,848 Class A ordinary shares and 8,600,000 Class B ordinary shares, were present in person or by proxy, representing approximately 82.02% of the voting power of the 43,125,000 issued and outstanding ordinary shares of Freedom entitled to vote at the Extraordinary General Meeting at the close of business on January 23, 2023, which was the record date (the “Record Date”) for the Extraordinary General Meeting (such shares, the “Outstanding Shares”). The Outstanding Shares on the Record Date were comprised of 34,500,000 Class A ordinary shares and 8,625,000 Class B ordinary shares.

At the Extraordinary General Meeting, the shareholders approved, by special resolution, the proposal (the “Extension Amendment Proposal”) to amend the amended and restated memorandum and articles of association to extend the date by which Freedom must (i) consummate a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination, which Freedom refers to as its initial business combination, (ii) cease its operations except for the purpose of winding up if it fails to complete such initial business combination, and (iii) redeem all of the Class A ordinary shares, included as part of the units sold in the initial public offering, for an additional three months, from March 2, 2023 to June 2, 2023, and thereafter to up to three (3) times by an additional one month each time (or up to September 2, 2023) (the “Extension Amendment,” and such period, as may be extended, the “Combination Period”). The voting results for such proposal were as follows:

For	Against	Abstain
35,047,305	326,543	0

In connection with the Extension Amendment, public shareholders elected to redeem an aggregate of 23,256,504 Class A ordinary shares at a redemption price of $10.21 per share, representing approximately 67.41% of the issued and outstanding Class A ordinary shares, for an aggregate redemption amount of approximately $237,372,952. Following such redemptions, approximately $114,759,374 remained in the trust account and 11,243,496 Class A ordinary shares remain outstanding.

At the Extraordinary General Meeting, the public shareholders also approved the proposal to amend the Investment Management Trust Agreement, dated as of February 25, 2021 (the “Trust Agreement”), by and between Freedom and Continental Stock Transfer & Trust Company, as trustee (“Continental”), to reflect the Extension Amendment. The amendment to the Trust Agreement provides that Continental shall commence liquidation of the trust account only and promptly (x) after its receipt of the applicable instruction letter delivered by Freedom in connection with either the consummation of an initial business combination or Freedom’s inability to effect an initial business combination within the time frame specified in Freedom’s amended and restated memorandum and articles of association or (y) upon the date that is the later of the end of the Combination Period and such later date as may be approved by Freedom’s shareholders in accordance with the amended and restated memorandum and articles of association, if the aforementioned termination letter has not been received by Continental prior to such date. The voting results for such proposal were as follows:

For	Against	Abstain
35,047,305	326,543	0

Promissory Note

On February 28, 2023, the Company issued an unsecured promissory note in the amount of up to $2,100,000 to the Sponsor. The proceeds of such promissory note, $1,600,000 of which was drawn down immediately, $400,000 of which may be drawn down, with the mutual consent of the Company and the Sponsor, if the Company wishes to extend the date by which it will consummate a business combination beyond June 2, 2023, and $100,000 of which may be drawn down on an as-needed basis at the discretion of our sponsor, will be used for general working capital purposes. Such promissory note bears no interest and is payable in full upon the consummation of our business combination. A failure to pay the principal within five business days of the date specified above or the commencement of a voluntary or involuntary bankruptcy action shall be deemed an event of default, in which case the promissory note may be accelerated. The promissory note shall be forgiven by the Sponsor if the Company is unable to consummate a business combination within the time frame specified in our amended and restated memorandum and articles of association (as amended from time to time), except to the extent of any funds held outside of the trust account established in connection with our initial public offering. The issuance of the promissory note was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.

COMPLETE SOLARIA, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Complete Solaria, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Complete Solaria, Inc. (formerly Complete Solar, Inc.) and subsidiaries (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit, and cash flows, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(b) to the financial statements, the Company has been incurring net losses, accumulated deficit, and cash outflows from operations that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Francisco, California

April 7, 2023

We have served as the Company’s auditor since 2022.

COMPLETE SOLARIA, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

(in thousands except number of shares)

	As of December 31,
	2022	2021
Assets
Current assets:

Cash and cash equivalents	$4,409	$5,276
Accounts receivable, net	27,717	9,037
Inventories	13,059	4,409
Prepaid expenses and other current assets	10,071	4,955

Total current assets	55,256	23,677
Long-term deposits	—	70
Restricted cash	3,907	—
Property and equipment, net	3,476	1,758
Operating lease right-of-use assets	2,182	826
Intangible assets, net	42,610	72
Goodwill	119,422	—
Other noncurrent assets	1,330	—

Total assets	$228,183	$26,403

Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities
Accounts payable	$14,474	$5,190
Accrued expenses and other current liabilities	19,830	9,347
SAFE agreements	—	6,397
Convertible notes, net	—	1,890
Convertible notes, net due to related parties	—	6,820
Notes payable, net	20,403	9,507
Deferred revenue	5,407	3,852

Total current liabilities	60,114	43,003
Warranty provision, noncurrent	3,214	1,681
Redeemable convertible preferred stock warrant liability	14,152	1,129
Derivative liability	—	1,481
Long-term debt with CS Solis	25,204	—
Convertible notes, net, noncurrent	3,434	—
Convertible notes, net due to related parties, noncurrent	15,510	—
Operating lease liabilities, net of current portion	1,274	499

Total liabilities	122,902	47,793

Commitments and contingencies (Note 15)
Redeemable convertible preferred stock:
Redeemable convertible preferred stock, $0.0001 par value. Authorized 36,698,015, and 20,528,975 shares as of December 31, 2022 and 2021, respectively; issued and outstanding 34,311,133 and 16,564,370 shares as of December 31, 2022 and 2021, respectively; liquidation preference of $158,007 and $31,910 as of December 31, 2022 and 2021, respectively	155,630	31,401

Total redeemable convertible preferred stock	155,630	31,401

Stockholders’ deficit:
Common stock, $0.0001 par value. Authorized 60,000,000 and 28,051,328 shares as of
December 31, 2022 and 2021, respectively; issued and outstanding 6,959,618 and 3,739,572 shares as of December 31, 2022 and 2021, respectively	—	—
Additional paid-in capital	34,997	3,105
Accumulated other comprehensive income	27	—
Accumulated deficit	(85,373)	(55,896)

Total stockholders’ deficit	(50,349)	(52,791)

Total liabilities, mezzanine equity and stockholders’ deficit	$228,183	$26,403

The accompanying notes are an integral part of these consolidated financial statements.

COMPLETE SOLARIA, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

(in thousands except number of shares)

	For the Years Ended December 31,
	2022	2021	2020
Product revenues	$13,325	$—	$—
Service revenues	66,475	68,816	29,378

Total revenues	79,800	68,816	29,378
Cost of product revenues	12,847	—	—
Cost of service revenues	46,647	40,123	17,097

Total cost of revenues	59,494	40,123	17,097

Gross profit	20,306	28,693	12,281
Operating expenses:
Sales commissions	21,195	25,061	10,410
Sales and marketing	7,471	5,179	3,185
General and administrative	14,251	5,780	3,801

Operating expenses	42,917	36,020	17,396

Loss from operations	(22,611)	(7,327)	(5,115)
Interest expense[1]	(4,986)	(1,712)	(523)
Interest income	5	—	—
Other income (expense), net[2]	(1,858)	(240)	(41)

Loss before income taxes	(29,450)	(9,279)	(5,679)
Income tax provision	(27)	(3)	(3)

Net loss	$(29,477)	$(9,282)	$(5,682)

Comprehensive income (loss):
Foreign currency translation adjustment	27	—	—

Comprehensive loss (net of tax)	$(29,450)	$(9,282)	$(5,682)

Net loss attributable per share attributable to common stockholders, basic and diluted	$(3.73)	$(2.26)	$(2.96)

Weighted-average shares used to compute net loss per share attributable to common stockholders, basic and diluted	7,907,929	4,104,927	1,921,106

1.	Includes interest expense to related parties of $0.3 million, $0.7 million and $0.2 million during the years ended December 31, 2022, 2021 and 2020, respectively.
2.	Other income (expense), net includes other income from related parties of $1.4 million, zero and zero during the years ended December 31, 2022, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

COMPLETE SOLARIA, INC. AND SUBSIDIARIES

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit

(in thousands except number of shares)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Accumulated OCI	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2020	13,090,720	$22,788	1,103,289	$—	$180	$(40,932)	$—	$(40,752)
Issuances of Series C-1 redeemable convertible preferred Stock upon conversion of 2017-A convertible note and 2019 SAFE	2,800,283	7,419	—	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock upon conversion of convertible notes	2,322,150	3,661	—	—	—	—	—	—
Conversion of redeemable convertible preferred stock to common stock	(1,648,783)	(2,330)	1,648,783	—	2,330	—	—	2,330
Issuance of common stock warrant	—	(137)	—	—	137	—	—	137
Exercise of common stock options	—	—	942,500	—	84	—	—	84
Stock-based compensation	—	—	—	—	109	—	—	109
Net loss	—	—	—	—	—	(5,682)	—	(5,682)

Balance as of December 31, 2020	16,564,370	$31,401	3,694,572	$—	$2,840	$(46,614)	$—	$(43,774)
Issuance of common stock upon asset acquisition of assembled workforce	—	—	30,000	—	17	—	—	17
Issuance of common stock warrant	—	—	—	—	42	—	—	42
Exercise of common stock options	—	—	15,000	—	6	—	—	6
Stock-based compensation	—	—	—	—	200	—	—	200
Net loss	—	—	—	—	—	(9,282)	—	(9,282)

Balance as of December 31, 2021	16,564,370	$31,401	3,739,572	$—	$3,105	$(55,896)	$—	$(52,791)
Issuance of Series D-1, D-2, and D-3 redeemable convertible preferred stock upon conversion of convertible notes and SAFEs[1]	2,771,551	11,558	—	—	—	—	—	—
Issuance of Series D-4, D-5, D-6 and D-7 redeemable convertible preferred stock upon acquisition[2]	6,803,550	52,201	—	—	—	—	—	—
Issuance of Series D-8 redeemable convertible preferred stock upon conversion of SAFE[3]	8,171,662	60,470	—	—	—	—	—	—
Issuance of common stock in connection with business combination	—	—	2,884,550	—	27,295	—	—	27,295
Issuance of common stock warrants	—	—	—	—	3,589	—	—	3,589
Exercise of common stock options	—	—	335,496	—	105	—	—	105
Stock-based compensation	—	—	—	—	903	—	—	903
Net loss	—	—	—	—	—	(29,477)	—	(29,477)
Foreign currency translation adjustment	—	—	—	—	—	—	27	27

Balance as of December 31, 2022	34,311,133	$155,630	6,959,618	$—	$34,997	$(85,373)	$27	$(50,349)

(1)	Includes 1,315,287 shares of Series D-1 redeemable convertible preferred stock with a carrying value of $6.3 million, issued to related parties.
(2)

Includes 2,007,556 shares of Series D-4 redeemable convertible preferred stock with a carrying value of $14.3 million, 127,472 shares of Series D-5 redeemable convertible preferred stock with a carrying value of $1.0 million, and 3,105,837 shares of Series D-7 redeemable convertible preferred stock with a carrying value of $24.9 million, respectively, issued to related parties.

(3)	Includes 4,426,320 shares of Series D-8 redeemable convertible preferred stock with a carrying value of $32.8 million issued to related parties.

The accompanying notes are an integral part of these consolidated financial statements.

COMPLETE SOLARIA, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(in thousands except number of shares)

	For the Years Ended December 31,
	2022	2021	2020
Cash flows from operating activities
Net loss	$(29,477)	$(9,282)	$(5,682)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense(1)	4,810	1,330	462
Gain on extinguishment of convertible notes and SAFEs(2)	(3,235)	—	—
Stock-based compensation expense	903	200	109
Provision for doubtful accounts	2,243	364	337
Change in reserve for excess and obsolete inventory	3,631	798	100
Depreciation and amortization	1,188	463	298
Change in fair value of warrant liability	5,211	330	(24)
Change in fair value of derivative liability	—	336	50
Change in fair value of convertible notes	—	1,306	15
Forgiveness of Paycheck Protection Plan loans	—	(1,754)	—
Non-cash lease expense	468	334	—
Non-cash inventory changes	(217)	—	—
Changes in operating assets and liabilities:
Accounts receivable, net	(16,150)	(4,789)	(2,044)
Inventories	(8,247)	(3,047)	(1,315)
Prepaid expenses and other current assets	3,288	(3,038)	(930)
Long-term deposits	(15)	19	(29)
Other noncurrent assets	(1,132)	—	—
Accounts payable	5,695	3,009	(1,062)
Accrued expenses and other current liabilities	(1,328)	2,946	2,472
Operating lease right-of-use assets and lease liabilities	(662)	(409)	—
Warranty provision, noncurrent	32	526	(484)
Deferred revenue	1,481	(637)	1,521
Deferred rent	—	—	17

Net cash used in operating activities	(31,513)	(10,995)	(6,189)

Cash flows from investing activities
Purchase of property and equipment	—	(9)	(61)
Capitalization of internal-use software costs	(1,513)	(1,054)	(523)
Payments for acquisition of business, net of cash acquired	4,848	—	—

Net cash provided by (used in) investing activities	3,335	(1,063)	(584)

Cash flows from financing activities
Proceeds from exercise of common stock options	128	6	84
Proceeds from issuance of convertible notes, net, noncurrent	3,400	1,150	510
Proceeds from issuance of convertible notes to related parties, net, noncurrent	8,600	3,600	3,274
Proceeds from issuance of SAFE agreements	—	5,000	—
Proceeds from issuance of notes payable, net	5,501	7,239	3,987
Payments for issuance costs of Series D-1, D-2 and D-3 redeemable convertible preferred stock	(1,431)	—	—
Proceeds from issuance of long-term debt with CS Solis, net of issuance costs	25,000	—	—
Principal repayment of notes payable	(9,507)	—	—
Principal repayment of convertible notes	—	(100)	(1,500)
Repayment of convertible notes to related parties	(500)	—	—

Net cash provided by financing activities	31,191	16,895	6,355

Effect of exchange rate changes	27	—	—
Net increase (decrease) in cash, cash equivalents and restricted cash	3,040	4,837	(418)
Cash, cash equivalents and restricted cash at beginning of period	5,276	439	857

Cash, cash equivalents and restricted cash at end of period	$8,316	$5,276	$439

	For the Years Ended December 31,
	2022	2021	2020
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes	6	—	—

Cash paid during the year for interest	162	365	150

Supplemental schedule of noncash investing and financing activities:
Issuance of common stock warrants	3,589	42	137
Issuance of Series C redeemable convertible preferred stock upon conversion of convertible debt	—	—	1,330
Issuance of Series C-1 redeemable convertible preferred stock upon conversion of convertible debt	—	—	7,420
Fair value of debt derivative liabilities related to issuance of convertible notes	—	1,754	—
Common stock issued in asset purchase	—	17	—
Notes payable issued in asset purchase	—	120	—
Operating lease right-of-use assets obtained in exchange for new operating lease liabilities	245	1,157	—
Issuance of Series D-1, D-2 and D-3 redeemable convertible preferred stock upon conversion of convertible debt, net of issuance costs of $1,431	11,558	—	—
Acquisition of business through issuance of common stock and stock options	27,295	—	—
Acquisition of business through issuance of Series D redeemable convertible preferred stock	52,201	—	—
Acquisition of business through issuance of Series D redeemable convertible preferred stock warrants	7,812	—	—
Issuance of Series D redeemable convertible preferred stock upon conversion of SAFE	60,470	—	—

1.	Non-cash interest expense to related parties of $0.3 million, $0.7 million and $0.2 million during the years ended December 31, 2022, 2021 and 2020, respectively.
2.	Gain on extinguishment of convertible notes and SAFEs includes other income from related parties of $1.4 million, zero and zero during the years ended December 31, 2022, 2021 and 2020, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

COMPLETE SOLARIA, INC. AND SUBSIDIARIES

Notes to Financial Statements

(1)	Organization

(a)	Description of Business

Complete Solaria, Inc. (the “Company” or “Complete Solaria”) is a residential solar installer and seller of solar modules, which was formed through Complete Solar Holding Corporation’s acquisition of The Solaria Corporation (“Solaria).

Complete Solar, Inc. (“Complete Solar”) was incorporated in Delaware on February 22, 2010, and is headquartered in San Ramon, California. Through February 2022, the Company operated as a single legal entity as Complete Solar, Inc. In February 2022, the Company implemented a holding company reorganization (the “Reorganization”) in which the Company created and incorporated Complete Solar Holding Corporation (“Complete Solar Holdings”). As a result of the Reorganization, Complete Solar Holdings became the successor entity to Complete Solar, Inc. The capitalization structure was not changed because of the Reorganization as all shares of Complete Solar, Inc common stock and preferred stock were exchanged on a one for one basis with shares of Complete Solar Holdings common stock and preferred stock. The Reorganization was accounted for as a change in reporting entity for entities under common control. The historical assets and liabilities of Complete Solar, Inc. are transferred to Complete Solar Holdings at their carrying value, and there is no change to net income, other comprehensive income, or any related per share amounts reported in the consolidated financial statements requiring retrospective application.

In November 2022, Complete Solar Holdings acquired Solaria (as described in Note 3 – Business Combination) and changed its name to Complete Solaria. Complete Solaria combines two complementary businesses: Solaria, a seller of premium solar modules through a national network of installers, and Complete Solar, a residential solar sales and fulfillment company. The combination of these two companies establishes Complete Solaria as a full renewable energy system operator with compelling customer offerings, advanced technology and project fulfillment that enables Complete Solaria to sell more products across more geographies in the United States and Europe.

(b)	Liquidity and Going Concern

Since inception, the Company has incurred recurring losses and negative cash flows from operations. The Company incurred net losses of $29.5 million, $9.2 million and $5.6 million during the years ended December 31, 2022, 2021 and 2020, respectively, and had an accumulated deficit of $85.4 million as of December 31, 2022. The Company had cash and cash equivalents of $4.4 million as of December 31, 2022. Historically, the Company’s activities have been financed through private placements of equity securities and debt. The Company expects to incur significant operating expenses as it continues to grow its business. The Company believes that its operating losses and negative operating cash flows will continue into the foreseeable future. The Company’s history of recurring losses, negative operating cash flows since inception and the need to raise additional funding to meet its obligations and finance its operations raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern requires that the Company obtains sufficient funding to meet its obligations and finance its operations. In the event the Company does not complete its merger with Freedom Acquisition I Corp., the Company plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings and other sources. If the Company is not able to secure adequate additional funding when needed, the Company will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact the Company’s business, results of operations and future prospects. While the Company has been able to raise multiple rounds of financing, there can be no assurance that in the event the Company requires additional financing, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve its intended business objectives.

Therefore, there is substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared assuming the Company will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

(c)	Basis of Presentation

The financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

(d)	Merger with Freedom

In October 2022, Freedom Acquisition I Corp. (“Freedom”) entered into the Business Combination Agreement, with Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Freedom (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Freedom (“Second Merger Sub”), Complete Solar Holding Corporation, a Delaware corporation and Solaria, a Delaware corporation.

At the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), upon the terms and subject to the conditions thereof, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), each of the legal entities of Complete Solar and Solaria will merge with merger subsidiaries, with Complete Solar and Solaria being the surviving entities of such transactions and wholly owned subsidiaries of Freedom.

Further at the Closing, all outstanding shares of capital stock of Complete Solaria and all options and warrants to acquire shares of capital stock of Complete Solaria will convert into the right to receive shares of common stock, par value $0.0001 per share, of Freedom (after domestication, as defined in the Business Combination Agreement) (“Freedom Common Stock”) or comparable equity awards that are settled or are exercisable for shares of Freedom Common Stock. Freedom will be renamed Complete Solaria, Inc. at the Closing.

(2)	Summary of Significant Accounting Policies

(a)	Use of Estimates

The preparation of the Company’s financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, as well as related disclosure of contingent assets and liabilities. Significant estimates and assumptions made by management include, but are not limited to, the determination of:

•	The allocation of the transaction price to identified performance obligations;

•	Fair value of redeemable convertible preferred stock warrant liabilities;

•	The fair value of assets acquired and liabilities assumed for business combination;

•	The reserve methodology for inventory obsolescence;

•	The reserve methodology for product warranty;

To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be affected. The Company bases its estimates on past experience and other assumptions that the Company believes are reasonable under the circumstances, and the Company evaluates these estimates on an ongoing basis. The Company has assessed the impact and are not aware of any specific events or circumstances that required an update to the Company’s estimates and assumptions or materially affected the carrying value of the Company’s assets or liabilities as of the date of issuance of this report. These estimates may change as new events occur and additional information is obtained.

(b)	Supply Chain Constraints and Risk; COVID-19

The Company relies on a very small number of suppliers of solar energy systems and other equipment. If any of Company’s suppliers was unable or unwilling to provide the Company with contracted quantities in a timely manner at prices, quality levels and volumes acceptable to the Company, the Company would have very limited alternatives for supply, and the Company may not be able find suitable replacements for the Company’s customers, or at all. Such an event could materially adversely affect the Company’s business, prospects, financial condition and results of operations.

The ongoing COVID-19 pandemic has resulted and may continue to result in widespread adverse effects on the global and U.S. economies. Ongoing government and business responses to COVID-19, along with COVID-19 variants and the resurgence of related disruptions, could have a continued material adverse impact on economic and market conditions and trigger a period of continued global and U.S. economic slowdown.

In addition, the global supply chain and the Company’s industry have experienced significant disruptions in recent periods. The Company have seen supply chain challenges and logistics constraints increase, including shortages of panels, inverters, batteries and associated component parts for inverters and solar energy systems available for purchase. In certain cases, this has caused delays in critical equipment and inventory, longer lead times, and has resulted in cost volatility. These shortages and delays can be attributed in part to the COVID-19 pandemic and resulting government action, broader macroeconomic conditions, and have been exacerbated by the ongoing conflict in Russia and Ukraine. While the Company believes that a majority of the Company’s suppliers have secured sufficient supply to permit them to continue delivery and installations through the end of 2023, if these shortages and delays persist into 2024, they could adversely affect the timing of when battery energy storage systems can be delivered and installed, and when (or if) the Company can begin to generate revenue from those systems. In addition, the Company has experienced and is experiencing varying levels of volatility in costs of equipment and labor resulting in part from disruptions caused by general global economic conditions, including inflationary pressures and the COVID-19 pandemic.

The Company cannot predict the full effects these events will have on the Company’s business, cash flows, liquidity, financial condition and results of operations at this time due to numerous uncertainties. In the event the Company is unable to mitigate the impact of delays or price volatility in solar energy systems, raw materials, and freight, it could materially adversely affect the Company’s business, prospects, financial condition and results of operations. For additional information on risk factors that could impact the Company’s results, please refer to “Risk Factors” located elsewhere in this proxy statement/prospectus.

(c)	Segment Information

The Company conducts its business in one operating segment that provides custom solar solutions through a standardized platform to its residential solar providers and companies to facilitate the sale and installation of solar energy systems under a single product group. The Company’s Chief Executive Officer (“CEO”) is the Chief Operating Decision Maker (“CODM”). The CODM allocates resources and makes operating decisions based on financial information presented on a consolidated basis. The profitability of the Company’s product group is not a determining factor in allocating resources and the CODM does not evaluate profitability below the level of the consolidated company. All the Company’s long-lived assets are maintained in the United States of America. Disaggregated revenue by primary geographical market for the Company’s single segment is included in the discussion of revenue recognition within this Note 2, below.

(d)	Concentration of Risks

Concentration of credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company’s cash and cash equivalents are on deposit with major financial institutions. Such deposits may be in excess of insured limits. The Company believes that the financial institutions that hold the Company’s cash are financially sound, and accordingly, minimum credit risk exists with respect to these balances. The Company has not experienced any losses due to institutional failure or bankruptcy. The Company performs credit evaluations of its customers and generally does not require collateral for sales on credit. The Company reviews accounts receivable balances to determine if any receivables will potentially be uncollectible and includes any amounts that are determined to be uncollectible in the allowance for doubtful accounts. As of December 31, 2022, three single customers had outstanding balances that represented 27%, 18%, and 14%, respectively, of the total accounts receivable balance, compared to December 31, 2021, as a single customer had an outstanding balance that represented 50%, of the total accounts receivable balance.

Concentration of customers

The Company defines major customers as those customers who generate revenues that exceed 10% of the Company’s annual net revenues. For the year ended December 31, 2022, two customers represented approximately 39% and 12% of net revenues, respectively, compared to December 31, 2021 and 2020, as one customer represented approximately 63% and 81% of revenues, respectively.

Concentration of suppliers

For the year ended December 31, 2022, two suppliers represented 43% of the Company’s inventory purchases. For the year ended December 31, 2021, four supplier represented 87% of the Company’s inventory purchases. For the year ended December 31, 2020, two suppliers represented 89% of the Company’s inventory purchases.

(e)	Cash and Cash Equivalents

The Company considers all highly liquid securities that mature within three months or less from the original date of purchase to be cash equivalents. The Company maintains the majority of its cash balances with commercial banks in interest bearing accounts. Cash and cash equivalents include cash held in checking and savings accounts and money market accounts consisting of highly liquid securities with original maturity dates of three months or less from the original date of purchase.

Restricted Cash

The Company classifies all cash for which usage is limited by contractual provisions as restricted cash. Restricted cash balance as of December 31, 2022 and 2021, was $3.9 million, and zero, respectively. The restricted cash consists of deposits in money market accounts, which is used as cash collateral backing letters of credit related to customs duty authorities’ requirements. The Company has presented these balances under restricted cash, as a long term asset, in the consolidated balance sheets.

Total cash, cash equivalents and restricted cash is presented in the table below (in thousands):

	As of December 31,
	2022	2021
Cash and cash equivalents	$4,409	$5,276
Restricted cash	3,907	—

Total cash, cash equivalents and restricted cash	$8,316	$5,276

(f)	Accounts Receivable, Net

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, the current receivables aging and customer payment patterns. Account balances are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Recoveries of accounts receivable previously written off are recorded when received.

The following table summarizes the allowance for doubtful accounts as of December 31, 2022, 2021, and 2020 (in thousands):

	As of December 31,
	2022	2021	2020
Balance at beginning of period	$(2,569)	$(2,288)	$(1,965)
Provision charged to earnings	(2,243)	(364)	(337)
Amounts written off, recoveries and other adjustments	—	83	14

Balance at end of period	$(4,812)	$(2,569)	$(2,288)

The Company does not have any off-balance sheet credit exposure related to its customers.

(g)	Inventories

Inventories consists of solar panels and the components of solar energy systems which the Company classifies as finished goods. Costs are computed under the average cost method. The Company identifies inventory which is considered obsolete or in excess of anticipated demand based on a consideration of marketability and product life cycle stage, component cost trends, demand forecasts, historical revenues, and assumptions about future demand and market conditions to state inventory at the lower of cost or net realizable value.

(h)	Revenue Recognition

Revenue is recognized when a customer obtains control of promised products and services and the Company has satisfied its performance obligations. The amount of revenue recognized reflects the consideration which the Company expects to be entitled to receive in exchange for the products and services. To achieve this core principle, the Company applies the following five steps:

Step 1. Identification of the contract(s) with a customer;

Step 2. Identification of the performance obligations in the contracts(s);

Step 3. Determination of the transaction price;

Step 4. Allocation of the transaction price to the performance obligations;

Step 5. Recognition of the revenue when, or as, the Company satisfies a performance obligation.

Service Revenues – Solar Energy System Installations

The Company generates revenue primarily from the design and installation of a solar energy system and performing post-installation services. The Company’s contracts with customers include three primary contract types:

•

Cash agreements – The Company contracts directly with homeowners who purchase the solar energy system and related services from the Company. Customers are invoiced on a billing schedule, where the majority of the transaction price is due upon installation with an additional payment due when the system passes inspection by the authority having jurisdiction.

•

Financing partner agreements – In its financing partner agreements, the Company contracts directly with homeowners for the purchase of the solar energy system and related services. The Company refers the homeowner to a financing partner to finance the system, and the homeowner makes payments directly to the financing partner. The Company receives consideration from the financing partner on a billing schedule where the majority of the transaction price is due upon installation with an additional payment due when the system passes inspection by the authority having jurisdiction.

•

Power purchase agreements – The Company contracts directly with a distribution partner to perform the solar energy system installation, and the homeowner will finance the system through a power purchase agreement, which is signed with the Company’s distribution partner. The Company considers the distribution partner to be its customer, as the Company does not contract directly with the homeowner. The Company receives consideration from the distribution partner on a billing schedule where the majority of the transaction price is due upon installation with an additional payment due when the system passes inspection by the authority having jurisdiction.

In each of the Company’s customer contract types, the Company’s revenue consists of two performance obligations, which include the performance of the installation of the solar energy system and post-installation services.

Installation includes the design of a solar energy system, the delivery of the components of the solar energy system (i.e., photovoltaic system, inverter, battery storage, etc.), installation services and services facilitating the connection of the solar energy system to the power grid. The Company accounts for these services as inputs to a combined output, resulting in a single service-based performance obligation. The Company recognizes revenue upon the completion of installation services, which occurs upon the transfer of control of the solar energy system and title of the related hardware components to the homeowner or distribution partner.

Post-installation services consist primarily of administrative services and customer support, which the Company performs between the completion of installation and the date of inspection of the solar energy system by the authority having jurisdiction. The Company recognizes revenue at a point in time, which is when the inspection occurs.

As the Company’s contracts with customers contain multiple performance obligations, the transaction price is allocated to each performance obligation based on its standalone selling price. The Company generally determines the standalone selling price based on the estimated costs incurred in the delivery of each performance obligation, relative to the total costs to be incurred under the contract.

The Company records deferred revenue for amounts invoiced that are not subject to refund upon termination. In certain contracts with customers, the Company arranges for a third-party financing partner to provide financing to the customer. The Company collects upfront from the financing partner and the customer will provide installment payments to the financing partner. The Company records revenue in the amount received from the financing partner, net of any financing fees charged to the homeowner, which the Company considers to be a customer incentive. None of the Company’s contracts contain a significant financing component.

The Company guarantees to customers certain specified minimum solar energy production output of the solar energy system for 10-years after the installation. The Company monitors the solar energy systems to determine whether these specified minimum outputs are being achieved. The Company will issue payments to customers if the output falls below contractually stated thresholds over the performance guarantee period. Revenue is recognized to the extent it is probable that a significant reversal of such revenue will not occur.

Service Revenues – Software Enhanced Services

The Company generates revenue from software enhanced services through the provision of design and proposal services. The Company’s customers for design services are solar installers who leverage the Company’s expertise and software platforms to obtain structural letters, computer aided designs and electrical reviews. The Company charges the customer a per design fixed fee for each type of service that is performed, and the Company recognizes revenue in the period the services are performed. The customer contracts contain the customer right to terminate the contract each month and are therefore enforceable only for the contracted services purchased each month. Revenue is recognized for design services in the month the services are performed.

The Company’s customers for proposal services for solar sales organizations who contract with the Company to develop proposals for their potential residential solar customers. The Company generates proposals for the customer using the HelioQuote platform. Customers may purchase a fixed number of proposals for a given month or may contract on a pay as you go basis, and the performance obligation is defined by the number of proposals purchased by the customer each month. The customer contracts contain the customer right to terminate the contract each month and are therefore enforceable only for the services purchased each month. Revenue is recognized for proposal services in the month the services are performed.

Product Revenues – Solar Panel Sales

For sales of its solar panels, the Company contracts with customers under non-cancellable arrangements. While customers, including distributors, may cancel master purchase agreements for convenience at any time, customers may not cancel or modify purchase orders placed under the terms of such master purchase agreements within 4 weeks from the scheduled delivery date. Each purchase order is therefore a contract with the customer. Purchase orders do not commit the customer to purchase any further volumes over time.

The Company’s contracts with customers consist of a single performance obligation. The Company does not offer extended warranty for customers to purchase, nor does the Company sell any services related to the panels. Further, while customers do have the option to purchase additional quantities of any given products, such options do not grant material rights to the customer as all such options are priced similarly to the upfront transaction and the pricing of each purchase order is highly variable.

The transaction price is determined based on the total consideration specified in the contract, including variable consideration. Variable consideration consists of a variety of incentives, such as volume-based rebates and price protection. The Company uses the expected-value method to estimate variable consideration, which results in a reduction of the transaction price. The liabilities for estimated variable consideration are recorded within accrued expenses and other current liabilities on the consolidated balance sheets.

The Company recognizes revenue from sales of products as control is transferred to the customer, generally upon delivery to the customer’s premises as customers do not have rights of return and the Company does not have significant obligations post shipment.

Warranties

The Company typically provides a 10-year warranty on its solar energy system installations, which provides assurance over the workmanship in performing the installation, including roof leaks caused by the Company’s performance. For solar panel sales, the Company provides a 30-year warranty that the products will be free from defects in material and workmanship.

When the revenues are recognized for the solar energy systems installations services, the Company accrues liabilities for the estimated future costs of meeting its warranty obligations. The Company makes and revises these estimates based primarily on the volume of new sales that contain warranties, historical experience with and projections of warranty claims, and estimated solar energy system and panel replacement costs. The Company records a provision for estimated warranty expenses in cost of service revenues and cost of product revenues within the accompanying consolidated statements of operations and comprehensive loss.

Shipping and handling costs and certain taxes

Revenues are recognized net of taxes collected from customers and remitted to governmental authorities. Shipping and handling costs associated with outbound freight are accounted for as a fulfillment cost and are included in both revenues and cost of revenues in the accompanying consolidated statements of operations and comprehensive loss.

Deferred revenue

The Company typically invoices its customers upon completion of set milestones, generally upon installation of the solar energy system with the remaining balance invoiced upon passing final building inspection. Standard payment terms to customers range from 30 to 60 days. When the Company receives consideration, or when such consideration is unconditionally due, from a customer prior to delivering goods or services to the customer under the terms of a customer agreement, the Company records deferred revenue. As installation projects are typically completed within 12-months, the Company’s deferred revenue is reflected in current liabilities in the accompanying consolidated balance sheets. The amount of revenue recognized during the years ended December 31, 2022 and 2021 that was included in deferred revenue at the beginning of each period was $3.9 million and $4.5 million, respectively.

Disaggregation of revenue

Refer to the table below for the Company’s revenue recognized by product and service type (in thousands):

	Years Ended December 31,
	2022	2021	2020
Solar energy system installations	$62,896	$66,958	$29,378
Solar panel sales	13,325	—	—
Software enhanced services	3,579	1,858	—

Total revenue	$79,800	$68,816	$29,378

Refer to the table below for the Company’s revenue recognized by geography (in thousands):

	Year-ended December 31,
	2022	2021	2020
United States	$78,283	$68,816	$29,378
Other	1,517	—	—

Total revenue	$79,800	$68,816	$29,378

Remaining performance obligations

The Company has elected the practical expedient not to disclose remaining performance obligations for contracts that are less than one year in length. As of December 31, 2022, the Company has deferred $1.3 million associated with a long-term service contract, which will be recognized evenly through 2028.

Incremental costs of obtaining customer contracts

Incremental costs of obtaining customer contracts consist of sales commissions, which are costs paid to third-party vendors who source residential customer contracts for the sale of solar energy systems by the Company. The Company defers sales commissions and recognizes expense in accordance with the timing of the related revenue recognition. Amortization of deferred commissions is recorded as sales commissions in the accompanying consolidated statements of operations and comprehensive loss. As of December 31, 2022 and December 31, 2021, deferred commissions were $2.8 million and $4.8 million, respectively, which included in prepaid expenses and other current assets in the accompanying consolidated balance sheets.

(i)	Property and Equipment, Net

Property and equipment are stated at cost less accumulated depreciation and amortization. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in the current period. Repair and maintenance costs are expensed as incurred. Depreciation and amortization are calculated using the straight-line method over the following estimated useful lives of the assets:

Useful Lives
Manufacturing equipment	1-3 years
Developed software	5 years
Furniture & equipment	3-5 years
Leasehold improvements	3-5 years

(j)	Internal-Use Software

The Company capitalizes costs to develop its internal-use software when preliminary development efforts are successfully completed, management has authorized and committed project funding, it is probable that the project will be completed, and the software will be utilized as intended. These costs include personnel and related employee benefits and expenses for employees who are directly associated with and who devote time to software projects, and external direct costs of materials and services consumed in developing or obtaining software. Costs incurred prior to meeting these criteria, together with costs incurred for training and maintenance, are expensed as incurred. Costs incurred for enhancements that are expected to provide additional material functionality are capitalized and amortized over the estimated useful life of the related upgrade. During the years ended December 31, 2022, 2021 and 2020, the Company capitalized $1.5 million, $1.1 million and $0.5 million, respectively, of internal-use software development costs. The remaining unamortized balance as of December 31, 2022 and December 31, 2021 of $2.7 million and $1.7 million, respectively, is included in property and equipment, net within the accompanying consolidated balance sheets.

(k)	Cost of Revenues

Cost of revenues includes actual cost of material, labor and related overhead incurred for revenue-producing units, and includes associated warranty costs, freight and delivery costs, depreciation, and amortization of internally developed software.

(l)	Advertising and Promotional Expenses

Advertising and promotional costs are expensed as incurred and included in sales and marketing expense in the accompanying consolidated statements of operations and comprehensive loss. Advertising costs were not material for the years ended December 31, 2022, 2021 and 2020..

(m)	Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company recognizes accrued interest and penalties, if any, related to unrecognized tax benefits in income tax provision.

(n)	Foreign Currency

The Company’s reporting currency is the US dollar. The functional currency for each of the Company’s foreign subsidiaries is the local currency, as it is the monetary unit of account of the principal economic environments in which the Company’s foreign subsidiaries operate. Assets and liabilities of the foreign subsidiaries are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at the average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into US dollar financial statements is accounted for as a foreign currency cumulative translation adjustment and is reported as a component of accumulated other comprehensive loss. Foreign currency transaction gains and losses resulting from transactions denominated in a currency other than the functional currency are recognized in Other Income (expense), net in the consolidated statements of operations and comprehensive loss.

(o)	Comprehensive Loss

Comprehensive loss consists of two components, net loss and other comprehensive income (loss), net. The Company’s other comprehensive loss consists of foreign currency translation adjustments that result from the consolidation of its foreign entities and is reported net of tax effects.

(p)	Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment, ROU assets, and intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, and quoted market values, as considered necessary.

There were no impairment charges for the years ended December 31, 2022, 2021 and 2020.

(q)	Business Combinations

The Company allocates the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair values of these identifiable assets and liabilities is recorded as goodwill. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, future expected cash flows from customer relationships, acquired technology, trade names from a market participant perspective, useful lives and discount rates. Management’s estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, which is one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period, any subsequent adjustments are recorded in the consolidated statements of operations and comprehensive loss.

(r)	Goodwill and Intangibles Assets, Net

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but is subject to a periodic assessment for impairment at least annually, or whenever events and circumstances indicate an impairment may exist,. The Company’s assessments may include qualitative factors such as current or expected industry and market conditions, our overall financial performance, share price trends, market capitalization and other company-specific events. The Company performs its annual impairment review of goodwill at year-end, and when triggering event occurs between annual impairment tests. For the year ended December 31, 2022, no impairment has been recorded.

To estimate the fair value of the reporting units, the Company generally uses a combination of the market approach and the income approach. Under the market approach, it estimates fair value by comparing the business to similar businesses, or guideline companies whose securities are actively traded in public markets. Under the income approach, it uses a discounted cash flow (“DCF”) model in which cash flows anticipated over future periods, plus a terminal value at the end of that time horizon, are discounted to their present value using an appropriate rate that is commensurate with the risk inherent within the reporting unit. Other estimates inherent in both the market and income approaches include long-term growth rates, projected revenues, and earnings and cash flow forecasts for the reporting units. Goodwill testing requires a complex series of assumptions and judgments by management in projecting future operating results, selecting guideline companies for comparisons and assessing risks. The use of alternative assumptions and estimates could affect the fair values and change the impairment determinations.

Intangible assets are recorded at the cost, less accumulated amortization. Amortization is recorded using the straight-line method. All intangible assets that have been determined to have definite lives are amortized over their estimated useful life as indicated below:

Estimated Useful Life
Assembled workforce	2 years
Trademarks	10 years
Customer relationships	22 years
Developed technology	10 years

(s)	Deferred Transaction Costs

Deferred transaction costs, which consist of direct incremental legal, consulting and accounting fees related to the merger with Freedom, are capitalized until they are recorded against proceeds upon the consummation of the transaction. As of December 31, 2022, the Company has recorded $1.1 million of deferred transaction costs in other noncurrent assets on the consolidated balance sheets.

(t)	Redeemable Convertible Preferred Stock Warrants

The Company has issued redeemable convertible preferred stock warrants exercisable into shares of the Company’s redeemable convertible preferred stock. The Company classifies warrants to purchase shares of convertible preferred stock that are redeemable or include an antidilution feature as liabilities. Such redeemable convertible preferred stock warrants are measured and recognized at fair value, and subject to remeasurement at each balance sheet date. At the end of each reporting period, changes in fair value during the period are recognized as a component of other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss. The Company will continue to adjust the redeemable convertible preferred stock warrant liability for changes in the fair value until the earlier of the exercise or expiration of such warrants or the completion of a liquidation event, including completion of an initial public offering (“IPO”), at which time all such redeemable convertible preferred stock warrants will be converted into warrants to purchase shares of common stock, and the liability will be reclassified to additional paid-in capital. See “Note 8 – Fair Value Measurements” for details on the valuation methodology.

(u)	Stock-Based Compensation

The Company recognizes stock-based compensation expense over the requisite service period on a straight- line basis for all stock-based payments that are expected to vest to employees, non-employees and directors, including grants of employee stock options and other stock-based awards. Equity-classified awards issued to employees, non-employees such as consultants and non-employee directors are measured at the grant-date fair value of the award. Forfeitures are recognized as they occur. For accounting purposes, the Company estimates grant-date fair value of stock options using the Black-Scholes option pricing model. The Black- Scholes option pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option the expected volatility of the price of the Company’s common stock and expected dividend yield. The Company determines these inputs as follows:

Expected Term—Expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method.

Expected Volatility—Expected volatility is estimated by studying the volatility of comparable public companies for similar terms.

Expected Dividend—The Black-Scholes valuation model calls for a single expected dividend yield as an input. The Company has never paid dividends and has no plans to pay dividends.

Risk-free Interest Rate—The Company derives the risk-free interest rate assumption from the U.S. Treasury’s rates for the U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the awards being valued.

Forfeitures—The Company recognizes forfeitures as they occur.

(v)	Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market.

When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued expenses, convertible notes, SAFE agreements, notes payable, common stock warrants and redeemable convertible preferred stock warrants. The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses, convertible notes and notes payable approximate their fair value because of their short- term nature (classified as level 1). The Company measures and discloses the fair value of SAFE agreements, common stock warrants and redeemable convertible preferred stock warrants under the provisions of ASC Topic 820—Fair Value Measurement (classified as level 3).

(w)	Net Loss Per Share

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of its redeemable convertible preferred stock to be participating securities. Net loss is attributed to common stockholders and participating securities based on their participation rights. Net loss attributable to common stockholders is not allocated to the redeemable convertible preferred stock as the holders of the redeemable convertible preferred stock do not have a contractual obligation to share in any losses.

Under the two-class method, basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period.

Diluted earnings per share attributable to common stockholders adjusts basic earnings per share for the potentially dilutive impact of redeemable convertible preferred stock, stock options, and convertible notes. As the Company has reported losses for all periods presented, all potentially dilutive securities including redeemable convertible preferred stock, stock options, common stock warrants, redeemable convertible preferred stock warrants and convertible notes, are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

(x)	Convertible Debt Embedded Derivative Liabilities

The Company evaluates the embedded conversion feature within its convertible debt instruments under ASC 815-15 and ASC 815-40 to determine if the conversion feature meets the definition of a liability and, if so, whether to bifurcate the conversion feature and account for it as a separate derivative liability. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations and comprehensive loss. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the consolidated balance sheets as current or non-current based on whether net-cash settlement of the derivative instrument could be required within twelve months after the balance sheet date. The derivative is subject to re-measurement at the end of each reporting period, with changes in fair value recognized as a component of other income (expense), net, in the consolidated statements of operations and comprehensive loss. The Company’s embedded derivative liabilities were extinguished in the first quarter of 2022.

(y)	Leases

Effective January 1, 2021, the Company early adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended (“ASC 842”). The Company determines if a contract is a lease or contains a lease at the inception of the contract and reassesses that conclusion if the contract is modified. The Company’s lease agreements generally contain lease and non-lease components. Payments under lease arrangements are primarily fixed. The Company combines lease and non-lease components and accounts for them together as a single lease component. All leases are assessed for classification as an operating lease or a finance lease. Operating lease right-of-use (“ROU”) assets are presented separately on the Company’s consolidated balance sheets. Operating lease liabilities are separated into a current portion and non-current portion and are presented separately on the Company’s consolidated balance sheets. The Company does not have finance lease ROU assets or liabilities.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. The Company does not obtain and control its right to use the identified asset until the lease commencement date.

The Company’s lease liabilities are recognized at the later of January 1, 2021 and applicable lease commencement date based on the present value of the lease payments required to be paid over the lease term. Because the rate implicit in the lease is not readily determinable, the Company generally uses its incremental borrowing rate to discount the lease payments to present value. The estimated incremental borrowing rate is derived from information available at the lease commencement date. The Company’s lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancelable, lease term when determining the lease assets and liabilities. The Company also records a corresponding right-of-use asset at the later of January 1, 2021 and applicable lease commencement date, which is calculated based on the amount of the lease liability, adjusted for any advance lease payments made, lease incentives received, and initial direct costs incurred. Right-of-use assets are subject to evaluation for impairment or disposal on a basis consistent with other long-lived assets.

The Company has elected, for all classes of underlying assets, not to recognize ROU assets and lease liabilities for leases with a term of twelve months or less. Lease cost for short-term leases is recognized on a straight-line basis over the lease term.

Before the adoption of ASU 2016-02 on January 1, 2021, the Company categorizes leases at their inception as either operating or capital leases, with the Company’s current lease portfolio only consisting of operating leases for office spaces. In certain lease agreements, it may receive rent holidays and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

(z)	Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 removes certain exceptions to the general principles in Topic 740 and clarifies and amends existing guidance to improve consistent application. ASU 2019-12 will be effective for public entities for interim and annual periods beginning after December 15, 2020, with early adoption permitted. ASU 2019-12 will be effective for private entities for annual periods beginning after December 15, 2021, and interim periods beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU 2019-12 under the private company transition guidance beginning January 1, 2022, and the adoption did not have an impact on the Company’s consolidated financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). This guidance clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company adopted ASU 2021-04 under the private company transition guidance beginning January 1, 2022, the adoption did not have an impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. ASU 2020-06 is effective for public and private companies’ fiscal years beginning after December 15, 2021, and December 15, 2023, respectively, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Company adopted ASU 2020-06 under the private company transition guidance on January 1, 2022, and the adoption did not have an impact on the Company’s consolidated financial statements.

(aa)	Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, and subsequent related ASUs, which amends the guidance on the impairment of financial instruments by requiring measurement and recognition of expected credit losses for financial assets held. ASU 2016-13 is effective for public and private companies’ fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, and December 15, 2022, respectively. The Company expects to adopt ASU 2016-13 under the private company transition guidance beginning January 1, 2023 and is currently evaluating the impact on the Company’s consolidated financial statements.

(3)	Business Combination

Solaria Acquisition

On November 4, 2022, Complete Solar Holdings acquired Solaria for aggregate consideration paid of $89.1 million, comprising of $0.1 million in cash, 2,884,550 shares of common stock with an aggregate fair value of $17.3 million, 6,803,549 shares of preferred stock with an aggregate fair value of $52.2 million, 78,962 common stock warrants for an aggregate value of $0.2 million, 1,376,414 preferred stock warrants for an aggregate fair value of $7.8 million, 5,382,599 stock options with an aggregate fair value of $10.0 million attributable to services provided prior to the acquisition date, and the payment of seller incurred transaction expenses of $1.5 million. In addition, the Company assumed $14.1 million of unvested Solaria stock options, which will be recorded as stock-based expense over the remaining service period. Solaria designs, develops, manufactures, and generates revenue from the sale of silicon photovoltaic solar panels and licensing of its technology to third parties. The Company believes that the acquisition of Solaria will establish the Company as a full system operator, with a compelling customer offering with best-in-class technology, financing, and project fulfilment, that will enable the Company to sell more product across more geographies in the United States and Europe. This transaction was accounted for as a business combination in accordance with ASC 805, Business Combinations.

Acquisition costs of $1.3 million were expensed by the Company and are included in general and administrative expenses within the consolidated statements of operations and comprehensive loss for the year ended December 31, 2022.

The fair value of assets acquired and liabilities assumed was based upon a preliminary valuation and the Company’s estimates and assumptions are subject to change within the measurement period. The following table summarized the provisional fair value of identifiable assets acquired and liabilities assumed (in thousands):

Cash, cash equivalents and restricted cash	$5,402
Accounts receivable	4,822
Inventories	5,354
Prepaid expenses and other current assets	8,569
Property and equipment	830
Operating lease right-of-use asset	1,619
Intangible assets	43,100
Other non-current assets	112

Total identifiable assets acquired	69,808
Accounts payable	4,210
Accrued expenses and other current liabilities	11,845
Notes payable	20,823
Deferred revenue	73
Operating lease liabilities, net of current portion	1,132
Warranty provision, noncurrent	1,566
SAFE agreements	60,470

Total identifiable liabilities assumed	100,119

Net identifiable liabilities assumed	30,311
Goodwill	119,422

Total aggregate consideration paid	$89,111

Goodwill represents the excess of the preliminary estimated consideration transferred over the fair value of the net tangible and intangible assets acquired and has been allocated to the Company’s single reporting unit. Goodwill is primarily attributable to expected post-acquisition synergies from assembled workforce and also from integrating Solaria’s products and solutions into the Company’s own businesses to provide access to more features and resources and offers incremental revenue opportunities. Goodwill of $119.4 million is deductible over 15 years for U.S. income tax purposes.

Intangible assets acquired are as follows (in thousands):

Trademarks	$5,700
Developed technology	12,700
Customer relationships	24,700

Total intangible asset	$43,100

The income approach, using the relief from royalty method, was used to value trademarks and developed technology. Significant assumptions included in the valuation of trademarks and developed technology include projected revenues, the selected royalty rate and the economic life of the underlying asset.

The income approach, using the multi-period excess earning method, was used to value customer relationships. Significant assumptions included in the valuation of customer relationships include projected revenues, customer attrition and expense growth over the forecasted period.

As a result of the Solaria acquisition, the Company recognized $45.9 million of deferred tax assets. Due to the uncertainty surrounding the Company’s ability to realize such deferred income tax assets, a full valuation allowance has been established. Refer to Note 16 – Income Taxes for additional details.

The Company’s consolidated statements of operations and comprehensive loss include Solaria’s revenues of $13.3 million and pretax loss of $4.0 million for the period from the acquisition date of November 4, 2022 to December 31, 2022.

Unaudited Pro Forma Information

The following unaudited pro forma financial information gives effect to the acquisition of Solaria as if it were consummated on January 1, 2021 including pro forma adjustments relating to the valuation and allocation of the aggregate consideration paid, amortization of intangible assets, incremental stock-based compensation and direct transaction costs. The historical financial statements have been adjusted in the unaudited combined financial information to give effect to events that are directly attributable to the business combination and are factually supportable. This data is presented for informational purposes only and is not intended to represent or be indicative of the results of operations that would have been reported had the acquisition occurred on January 1, 2021. Actual results may differ from the unaudited combined pro forma information presented below (in thousands):

	As of December 31,
	2022	2021
Revenues	$113,775	$128,650
Net loss	$(64,872)	$(60,442)

(4)	Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consists of the following (in thousands):

	As of December 31,
	2022	2021
Inventory deposits. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	$6,255	$—
Prepaid sales commissions . . . . . . . . . . . . . . . . . . . . . . .	2,838	4,771
Other . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	978	184

Total prepaid expenses and other current assets . . .	$10,071	$4,955

(5)	Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	As of December 31,
	2022	2021
Developed software	$5,054	$3,540
Manufacturing equipment.	102	70
Furniture & equipment	90	—
Leasehold improvements	708	—

Total property and equipment	5,954	3,610
Less accumulated depreciation and amortization	(2,478)	(1,852)

Total property and equipment, net	$3,476	$1,758

Depreciation and amortization expense totaled $0.6 million, $0.5 million and $0.3 million for the years ended December 31, 2022, 2021 and 2020, respectively.

(6)	Goodwill and Intangible Assets, Net

The Company did not have any goodwill balances prior to December 31, 2021. The goodwill balance changes in fiscal 2022 were as follows (in thousands):

Balance at December 31, 2021	$—
Additions from acquisition	119,422

Balance at December 31, 2022	$119,422

There were no impairments of goodwill recognized during the year ended December 31, 2022. See Note 3 for additional information regarding the Company’s acquisitions including recognition of goodwill.

Intangible assets consisted of the following (in thousands, except years data):

	As of December 31, 2022				As of December 31, 2021
	Weighted- Average Remaining Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Assembled workforce	0.1	$137	$(133)	$4	$137	$(65)	$72
Trademarks	9.8	5,700	(95)	5,605	—	—	—
Customer relationship	21.8	24,700	(187)	24,513	—	—	—
Developed technology	9.8	12,700	(212)	12,488	—	—	—

Total intangible assets		$43,237	$(627)	$42,610	$137	$(65)	$72

Amortization expense related to intangible assets for the years ended December 31, 2022, 2021, and 2020 were as follows (in thousands):

	As of December 31,
	2022	2021	2020
Assemble workforce	$68	$65	$—
Trademarks	95	—	—
Customer relationship	187	—	—
Developed technology	212	—	—

Total amortization expense	$562	$65	$—

For the year ended December 31, 2022, amortization expense related to intangible assets of $0.3 million, $0.2 million, and $0.1 million was recorded in sales and marketing expense, cost of revenue, and general and administrative expense, respectively, on the accompanying consolidated statements of operations and comprehensive loss. For the year ended December 31, 2021, amortization expense related to intangible assets of $0.1 million was recorded to general and administrative expense on the accompanying consolidated statements of operations and comprehensive loss. For the year ended December 31, 2020, amortization expense related to intangible assets was zero.

The expected future amortization expense of intangible assets as of December 31, 2022 is presented below (in thousands):

2023	$2,967
2024	2,963
2025	2,963
2026	2,963
2027 and thereafter	30,754

Total	$42,610

Assembled workforce

On January 21, 2021, the Company entered into an agreement to purchase the business assets of Current Insight, an engineering firm that develops designs for residential solar installations in a cost-effective manner for its customers. Consideration for the asset acquisition amounted to an aggregate purchase price of $0.2 million, comprised of a promissory note for $0.1 million and 30,000 shares of the Company’s common stock with an aggregate fair value of less than $0.1 million. The transaction was accounted for as an asset purchase in accordance with ASC 805, Business Combinations.

The Company concluded that tangible and other assets acquired in the transaction did not have material value and, as such, ascribed no consideration to them. The total purchase price was allocated exclusively to the acquired assembled workforce, which is amortized on a straight-line basis over an estimated useful life of two years.

(7)	Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2022	2021
Accrued compensation and benefits	$3,940	$3,498
Accrued term loan and revolving loan amendment and final payment fees	2,400	—
Uninvoiced contract costs	1,914	2,180
Accrued legal settlements	1,853	—
Accrued taxes	1,245	—
Accrued rebates and credits	1,076	—
Inventory received but not invoiced	972	—
Operating lease liabilities, current	958	390
Customer deposits	930	1,375
Warranty provision, current	767	600
Other accrued liabilities	3,775	1,304

Total accrued expenses and other current liabilities	$19,830	$9,347

(8)	Fair Value Measurements

The following table sets forth the Company’s financial assets and liabilities that were measured at fair value, on a recurring basis (in thousands):

The following table presents a reconciliation of the Company’s financial liabilities measured at fair value as of December 31, 2022 using significant unobservable inputs (Level 3), and the change in fair value recorded in other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss (in thousands):

	Warrant	Convertible Debt Embedded Derivatives	SAFEs
Balance as of December 31, 2020	$799	$579	$91
Issuance of 2021-A Convertible Notes	—	566	—
Issuance of 2021-Rogers SAFE	—	—	5,000
Change in fair value	330	336	1,306

	Warrant	Convertible Debt Embedded Derivatives	SAFEs
Balance as of December 31, 2021	$1,129	$1,481	$6,397
Conversion of debt into preferred shares	—	(1,481)	—
Conversion of SAFEs into preferred shares	—	—	(6,397)
Assumption of SAFEs in Solaria acquisition	—	—	60,470
Conversion of SAFEs from Solaria acquisition into preferred shares	—	—	(60,470)
Issuance of Series D Warrants Tranche A	6,527	—	—
Issuance of Series D Warrants Tranche B	1,285	—	—
Change in fair value	5,211	—	—

Balance as of December 31, 2022	$14,152	$—	$—

The fair value of accounts receivable, accounts payable, and accrued expenses approximated their carrying values as of December 31, 2022 and December 31, 2021, due to their short-term nature. As of December 31, 2022, all of the Company’s outstanding debit is carried at an amortized cost basis.

There were no transfers between Level 1, Level 2 or Level 3 fair value hierarchy categories of financial instruments for the years ended December 31, 2022 and December 31, 2021.

	As of December 31, 2022
	Level 1	Level 2	Level 3	Total
Financial Liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$14,152	$14,152

Total	$—	$—	$14,152	$14,152

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial Liabilities
Redeemable convertible preferred stock warrant liability	$—	$—	$1,129	$1,129
Convertible debt embedded derivatives	—	—	1,481	1,481
SAFE agreements	—	—	6,397	6,397

Total	$—	$—	$9,007	$9,007

Redeemable Convertible Preferred Stock Warrant Liability

The Company historically issued redeemable convertible warrants to a bank to purchase shares of Series B preferred stock in February 2016 and issued redeemable convertible warrants to an investor to purchase shares of Series C preferred stock. Refer to Note 12 – Redeemable Convertible Preferred Stock in July 2016. The Company issued Series D preferred stock warrants in conjunction with the merger agreement with Solaria. Refer to Note 3- Business Combination. The exercise prices for the two tranches of Series D preferred stock warrants are based on a future round of stock price, with an assumption of $2.50 and $5.00 upon consummation of a deSPAC acquisition and $2.04 and $4.09 upon remaining private, respectively. As the warrants have a contingent exercise price, the Company valuated the warrants based on a Black Scholes option pricing model, using a probability weighted estimate of the warrant valuations, given a deSPAC exist scenario and a stay private scenario, weighted at 70% and 30%, respectively. The following assumptions were used to calculate the fair value of the redeemable convertible preferred stock warrant liability:

Series B Redeemable Convertible Preferred Stock Warrant -

	December 31,
	2022	2021
Expected term	3.1 years	4.1 years
Expected volatility	72.5%	73.0%
Risk-free interest rate	4.2%	1.1%
Expected dividend yield	0.0%	0.0%

Series C Redeemable Convertible Preferred Stock Warrant -

	December 31,
	2022	2021
Expected term	3.6 years	4.6 years
Expected volatility	72.5%	73.0%
Risk-free interest rate	4.0%	1.2%
Expected dividend yield	0.0%	0.0%

Series D Redeemable Convertible Preferred Stock Warrant –

	December 31,
	2022	2021
Expected term	1.5 years	—
Expected volatility	78.5%	—
Risk-free interest rate	4.7%	—
Expected dividend yield	0.0%	—

The redeemable convertible preferred stock warrant liabilities were measured at fair value at the issuance date and as of each subsequent fiscal year end with changes in the fair value recorded within other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss.

The table below reconciles the change in value of the redeemable convertible preferred stock warrant liability from each warrant to the total redeemable convertible preferred stock warrant liability recorded within the accompanying consolidated balance sheets (amounts in thousands):

	Series B Warrants	Series C Warrants	Series D Tranche A Warrants	Series D Tranche B Warrants	Total
Balance as of December 31, 2020	$5	$794	$—	$—	$799
Change in fair value	3	327	—	—	330

Balance as of December 31, 2021	8	1,121	—	—	1,129
Change in fair value	42	5,169	—	—	5,211
Issuance of warrants in connection with acquisition of Solaria (Note 3)	—	—	6,527	1,285	7,812

Balance as of December 31, 2022	$50	$6,290	$6,527	$1,285	$14,152

Convertible Debt Embedded Derivatives

2019-A Notes

The Company recorded a convertible debt embedded derivative liability associated with the issuance of the 2019-A Convertible Notes. The derivative liability is recorded within derivative liability on the accompanying consolidated balance sheets. See Note 13 – Borrowing Arrangements. The fair value of the convertible debt embedded derivative liability was computed as the difference between the estimated value of the convertible debt with and without features that allow the holders to convert the notes at a discount upon the Company’s subsequent equity financing (“Next Equity Financing”). The 2019-A Convertible Notes also contain a feature to convert the notes at a price of $75.0 million divided by the fully diluted capitalization table (“2019-A Valuation Cap Conversion”), which is not bifurcated as an embedded derivative.

The fair value of the convertible notes with the embedded derivative is estimated based on a probability- weighted analysis of the discounted value of the notes converting under a Next Equity Financing, a change in control, default, or maturity. The significant assumptions included in the fair value of the 2019-A Convertible Notes with the embedded derivative liability include the time until a Next Equity Financing, the probabilities of the notes settling under each scenario, and a discount rate that reconciles the amount paid for the debt at issuance date, adjusted to reflect market changes subsequent to issuance. The fair value of the convertible notes without the embedded derivative liability is estimated based on the same methodology other than the settlement value upon a Next Equity Financing being set as the principal plus accrued interest, excluding the value of the conversion at a discount to the Next Equity Financing.

The embedded derivative liabilities in the convertible notes were measured at fair value at the issuance date and as of each subsequent fiscal year end with changes in the fair value recorded within other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss.

The fair value of the 2019-A Convertible Notes was approximately $0.1 million as of December 31, 2021. The 2019-A Convertible notes and related derivative liability were extinguished in FY22 as part of the Series D redeemable convertible preferred stock issuance.

2020-A Convertible Notes

The Company recorded a convertible debt embedded derivative liability associated with the issuance of the 2020-A Convertible Notes. The derivative liability is recorded within derivative liability on the accompanying consolidated balance sheets. See Note 13 – Borrowing Arrangements. The fair value of the convertible debt embedded derivative liability was computed as the difference between the estimated value of the convertible debt with and without features that allow the holders to convert the notes at a discount upon the Company’s subsequent equity financing (“Next Equity Financing”).

The fair value of the convertible notes with the embedded derivative is estimated based on a probability- weighted analysis of the discounted value of the notes converting under a Next Equity Financing, a change in control, default, or maturity. The significant assumptions included in the fair value of the 2020-A Convertible Notes with the embedded derivative liability include the time until a Next Equity Financing, the probabilities of the notes settling under each scenario, and a discount rate that reconciles the amount paid for the debt at issuance date, adjusted to reflect market changes subsequent to issuance. The fair value of the convertible notes without the embedded derivative liability is estimated based on the same methodology other than the settlement value upon a Next Equity Financing being set as the principal plus accrued interest, excluding the value of the conversion at a discount to the Next Equity Financing.

The embedded derivative liabilities in the convertible notes were measured at fair value at the issuance date and as of each subsequent fiscal year end with changes in the fair value recorded within other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss.

The fair value of the 2020-A Convertible Notes was approximately $4.6 million as of December 31, 2021. The 2020-A Convertible notes and related derivative liability were extinguished as part of the Series D redeemable convertible preferred stock issuance.

2021-A Convertible Notes

The Company recorded a convertible debt embedded derivative liability associated with the issuance of the 2021-A Convertible Notes. The embedded derivative liability is recorded within derivative liability on the accompanying consolidated balance sheets. See Note 13 – Borrowing Arrangements. The fair value of the convertible debt embedded derivative liability was computed as the difference between the estimated value of the convertible debt with and without features that allow the holders to convert the notes at a discount upon the Company’s subsequent equity financing (“Next Equity Financing”). Certain of the notes from the 2021-A Convertible Notes also contain a feature to convert the notes at a price of $200.0 million divided by the fully diluted capitalization table (“2021-A Valuation Cap Conversion”), which is not bifurcated as an embedded derivative.

The fair value of the convertible notes with the embedded derivative is estimated based on a probability- weighted analysis of the discounted value of the notes converting under a Next Equity Financing, a change in control, default, or maturity. The significant assumptions included in the fair value of the 2021-A Convertible Notes with the embedded derivative liability include the time until a Next Equity Financing, the probabilities of the notes settling under each scenario, and a discount rate that reconciles the amount paid for the debt at issuance date, adjusted to reflect market changes subsequent to issuance. The fair value of the convertible notes without the embedded derivative liability is estimated based on the same methodology other than the settlement value upon a Next Equity Financing being set as the principal plus accrued interest, excluding the value of the conversion at a discount to the Next Equity Financing.

The embedded derivative liabilities in the convertible notes were measured at fair value at the issuance date and as of each subsequent fiscal year end with changes in the fair value recorded within other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss.

The fair value of the 2021-A Convertible Notes was approximately $4.8 million as of December 31, 2021, respectively. The 2021-A Convertible notes and related derivative liability were extinguished as part of the Series D redeemable convertible preferred stock issuance.

The table below reconciles the embedded derivative liability from each of the series of convertible notes to the total derivative liability recorded on the accompanying consolidated balance sheets (amounts in thousands)

	2019-A Convertible Notes	2020-A Convertible Notes	2021-A Convertible Notes	Totals
Balance as of December 31, 2020	$18	$561	$—	$579
Issuance of 2021-A Convertible Notes	—	—	566	566
Change in fair value	17	234	85	366

Balance as of December 31, 2021	35	795	651	1,481
Extinguishment upon Series D issuance	(35)	(795)	(651)	(1,481)

Balance as of December 31, 2022	$—	$—	$—	$—

Simple Agreement for Future Equity (“SAFE”)

2019 SAFE

In July 2019, the Company entered into a SAFE agreement (“2019 SAFE”) with an investor. At the issuance date, the Company received $0.1 million in cash. The SAFE is classified as a liability in the scope of Accounting Standards Codification Topic 480 (“ASC 480”), Distinguishing Liabilities from Equity, as the SAFE is redeemable upon events that are outside the control of the issuer. The 2019 SAFE converts to equity at the lower of $50.0 million divided by the fully diluted capitalization table (“2019 SAFE Valuation Cap Conversion”) and a 20% discount from the share price paid by other investors upon the Next Equity Financing. The SAFE also contains features that allow for cash settlement at the $0.1 million purchase price in the event of a liquidation or dissolution event.

The fair value of the 2019 SAFE was determined based on the probability-weighted expected return method (“PWERM”), which assigns value to the multiple settlement scenarios based on the probability of occurrence. The significant assumptions included in the fair value of the 2019 SAFE include the probability of conversion under a next equity financing (estimated between 60% at issuance and 80% as of December 31, 2022) and the realizable value upon a Next Equity Financing. The realizable value upon the Next Equity Financing was determined based on the following inputs that were included in a Black-Scholes model, which contains the following inputs:

	December 31,
	2022	2021
Expected fair value of preferred stock	N/A	$4.84
Expected term	N/A	0.2 years
Volatility	N/A	76.4%
Risk-free interest rate	N/A	0.1%

The 2019 SAFE was measured at fair value at the issuance date and as of each subsequent fiscal year end with changes in the fair value recorded within other income (expense), net in the consolidated statements of operations and comprehensive loss.

In March 2022, as part of the Company’s Series D preferred stock financing, the 2019 SAFE converted into shares of Series D-3 preferred stock. As part of the extinguishment of the 2019 SAFE, the Company recorded a gain of less than $0.1 million in other income (expense), net in the consolidated statements of operations and comprehensive loss.

2021 SAFE

In December 2021, the Company entered into a SAFE agreement (“2021 SAFE”) with an investor. At the issuance date, the Company received $5.0 million in cash. The SAFE is classified as a liability in the scope of Accounting Standards Codification Topic 480 (“ASC 480”), Distinguishing Liabilities from Equity, as the SAFE is redeemable upon events that are outside the control of the issuer. The 2021 SAFE converts to equity at the lower of $175.0 million divided by the fully diluted capitalization table (“2021 SAFE Valuation Cap Conversion”) and a 20% discount from the share price paid by other investors upon the Next Equity Financing. At the time of negotiating the SAFE, the Company was in advanced negotiations to raise its next equity financing. As such, the Company recorded the fair value of the 2021 SAFE based on the value to be received upon a conversion at a 20% discount from the Next Equity Financing. As a result, the Company recorded $1.3 million to other income (expense), net for the increase in the fair value of the 2021 SAFE over its issuance price.

In March 2022, as part of the Company’s Series D preferred stock financing, the 2021 SAFE converted into shares of Series D-1 preferred stock. As part of the extinguishment of the 2021 SAFE, the Company recorded a gain of $1.4 million in other income (expense), net in the consolidated statements of operations and comprehensive loss.

2022 SAFE

In connection with the Solaria acquisition, Complete Solar Holdings entered into the SAFE Amendment, Assignment and Assumption Agreement whereby Complete Solar Holdings assumed the rights and interests in and obligations under the SAFE from Solaria immediately at the effective time of the acquisition of Solaria. In accordance with the terms and conditions of the Merger Agreement, the SAFE was required to be converted into redeemable convertible preferred stock of the Company within 10 business days of the close of the acquisition. Immediately subsequent to acquisition close, the SAFE converted into 8,171,662 shares of series D-8 redeemable convertible preferred stock.

(9)	Employee Benefit Plan

The Company sponsors a 401(k) defined contribution and profit-sharing plan (“401(k) Plan”) for its eligible employees. This 401(k) Plan provides for tax-deferred salary deductions for all eligible employees.

Employee contributions are voluntary. Employees may contribute the maximum amount allowed by law, as limited by the annual maximum amount as determined by the Internal Revenue Service. The Company may match employee contributions in amounts to be determined at the Company’s sole discretion. The Company made no contributions to the 401(k) Plan for the years ended December 31, 2022, 2021 and 2020.

(10)	Other Income (Expense), Net

Other income (expense), net consists of the following (in thousands):

	Years Ended December 31,
	2022	2021	2020
Change in fair value of SAFE agreements	$—	$(1,306)	$(15)
Change in fair value of derivative liabilities	—	(336)	(50)
Change in fair value of warrant liabilities	(5,211)	(330)	24
Gain on extinguishment of convertible notes and SAFE agreements(1)	3,235	—	—
Forgiveness of Paycheck Protection Plan loan	—	1,754	—
Other, net	118	(22)	—

Total other income (expense), net	$(1,858)	$(240)	$(41)

(1)	Includes $1.4 million of other income recognized upon the conversion of related party convertible notes and SAFEs

(11)	Common Stock

The Company has authorized the issuance of 60,000,000 and 28,051,328 shares of common stock as of December 31, 2022 and December 31, 2021, respectively.

The Company has reserved shares of common stock for issuance related to the following redeemable convertible preferred stock, stock options, common stock warrants, redeemable convertible preferred stock warrants, and future grants:

	As of December 31,
	2022	2021
Series A redeemable convertible preferred stock	15,278	15,278
Series A-2 redeemable convertible preferred stock	6,667	6,667
Series B redeemable convertible preferred stock	1,024,617	1,024,617
Series C redeemable convertible preferred stock	12,717,525	12,717,525
Series C-1 redeemable convertible preferred stock	2,800,283	2,800,283
Series D-1 redeemable convertible preferred stock	2,660,797	—
Series D-2 redeemable convertible preferred stock	62,498	—
Series D-3 redeemable convertible preferred stock	48,256	—
Series D-4 redeemable convertible preferred stock	2,139,030	—
Series D-5 redeemable convertible preferred stock	479,370	—
Series D-6 redeemable convertible preferred stock	921,250	—
Series D-7 redeemable convertible preferred stock	3,263,900	—
Series D-8 redeemable convertible preferred stock	8,171,662	—
Common stock warrants	4,630,168	418,692
Redeemable convertible preferred stock warrants	2,386,879	1,010,465
Stock options, issued and outstanding	10,291,367	4,421,528
Stock options, authorized for future issuance	765,904	293,279
SAFE agreement	—	707,302
Convertible notes	—	3,356,953

Total shares reserved	52,385,451	26,772,589

Common Stock Warrants

In January 2020, the Company issued a warrant to purchase 358,341 shares of common stock in conjunction with the Series C-1 preferred stock financing. The warrant is immediately exercisable at an exercise price of $0.01 per share and has an expiration date of January 2030. The warrant remains outstanding as of December 31, 2022. At issuance, the relative fair value of the warrant was determined to be $0.1 million using the Black-Scholes model, which was recorded within additional paid-in capital on the consolidated balance sheets. The warrant is not remeasured in future periods as it meets the conditions for equity classification.

In May and August 2021, the Company issued warrants to purchase 5,122 and 5,229 shares of common stock, respectively, in conjunction with the Fifth and Sixth Amendments to the Loan and Security Agreement with Silicon Valley Bank. The warrants are immediately exercisable at exercise prices of $0.38 and $0.62 per share, respectively, and have expiration dates in 2033. The warrants remain outstanding as of December 31, 2022. At issuance, the relative fair value of the warrants were determined to be less than $0.1 million in aggregate using the Black-Scholes model, which was recorded within additional paid-in-capital on the accompanying consolidated balance sheets. The warrants are not remeasured in future periods as they meet the conditions for equity classification.

In October 2021, the Company issued a warrant to purchase 50,000 shares of common stock in conjunction with the issuance of a short-term promissory note. The warrant is immediately exercisable at an exercise price of $0.01 per share and has an expiration date of October 2031. The warrant remains outstanding as of December 31, 2022. At issuance, the relative fair value of the warrant was determined to be less than $0.1 million using the Black-Scholes model, which was recorded within additional paid-in capital on the consolidated balance sheets. The warrant is not remeasured in future periods as it meets the conditions for equity classification.

In February 2022, as part of a debt financing from CRSEF Solis Holdings, LLC (“Carlyle”) (refer to Note 13 – Borrowing Arrangements), the Company issued a warrant to purchase 5,978,960 shares of common stock in conjunction with the redeemable investment in CS Solis. The warrant contains two tranches, the first of which is immediately exercisable for 4,132,514 shares. The second tranche, which was determined to be a separate unit of account, was exercisable upon a subsequent investment from Carlyle in CS Solis. No subsequent investment was made and investment period expired on December 31, 2022 and the second tranche of warrants expired prior to becoming exercisable. The vested warrant has an exercise price of $0.01 per share and has an expiration date of February 2029. The warrant remains outstanding as of December 31, 2022. At issuance, the relative fair value of the warrant was determined to be $3.4 million using the Black-Scholes model, which was recorded within additional paid-in capital and as a discount on the long-term debt in CS Solis on the consolidated balance sheets. The warrant is not remeasured in future periods as it meets the conditions for equity classification.

In November 2022, the Company issued a warrant to a third-party service provider to purchase 78,962 shares of common stock in conjunction with the merger agreement with Solaria. The warrant is immediately exercisable at an exercise price of $8.00 per share and has an expiration date of April 2024. The warrant remains outstanding as of December 31, 2022. At issuance, the relative fair value of the warrant was determined to be $0.1 million using the Black-Scholes model, which was recorded within additional paid-in capital on the consolidated balance sheets. The warrant is not remeasured in future periods as it meets the conditions for equity classification.

The following assumptions were used to calculate the fair value of the common stock warrants issued:

	Years Ended December 31,
	2022	2021
Expected term	1.5 - 7.0 years	10.0 - 12.0 years
Expected volatility	73.0 - 78.5%	73.0%
Risk-free interest rate	1.9 - 4.7%	1.3% - 1.7%
Expected dividends	0.0%	0.0%

(12)	Redeemable Convertible Preferred Stock

As of December 31, 2022 and December 31, 2021, the Company’s redeemable convertible preferred stock consisted of the following (in thousands, except share data):

	As of December 31, 2022
Shares designated as:	Authorized shares	Shares issued and outstanding	Proceed, net of issuance costs	Aggregate liquidation preference
Series A redeemable convertible preferred stock	15,278	15,278	$30	$26
Series A-2 redeemable convertible preferred stock	6,667	6,667	4	10
Series B redeemable convertible preferred stock	1,035,082	1,024,617	4,347	4,406
Series C redeemable convertible preferred stock	13,717,525	12,717,525	19,737	20,048
Series C-1 redeemable convertible preferred stock	2,800,283	2,800,283	7,283	7,420
Series D-1 redeemable convertible preferred stock	2,660,797	2,660,797	11,342	13,233
Series D-2 redeemable convertible preferred stock	62,498	62,498	127	117
Series D-3 redeemable convertible preferred stock	48,256	48,256	88	75
Series D-4 redeemable convertible preferred stock	2,139,030	2,139,030	15,102	15,102
Series D-5 redeemable convertible preferred stock	479,370	479,370	3,576	3,576
Series D-6 redeemable convertible preferred stock	921,250	921,250	7,315	7,315
Series D-7 redeemable convertible preferred stock	4,640,314	3,263,900	26,209	26,209
Series D-8 redeemable convertible preferred stock	8,171,665	8,171,662	60,470	60,470

	36,698,015	34,311,133	$155,630	$158,007

	As of December 31, 2021
Shares designated as:	Authorized shares	Shares issued and outstanding	Proceed, net of issuance costs	Aggregate liquidation preference
Series A redeemable convertible preferred stock	258,796	15,278	$30	$26
Series A-1 redeemable convertible preferred stock	833,935	—	—	—
Series A-2 redeemable convertible preferred stock	340,001	6,667	4	10
Series B redeemable convertible preferred stock	1,173,256	1,024,617	4,347	4,406
Series C redeemable convertible preferred stock	14,000,000	12,717,525	19,737	20,048
Series C-1 redeemable convertible preferred stock	3,922,987	2,800,283	7,283	7,420

	20,528,975	16,564,370	$31,401	$31,910

A complete description of the rights, preferences, privileges and restrictions of the redeemable convertible preferred stock are in the amended and restated articles of incorporation. Significant rights and preferences of the outstanding redeemable convertible preferred stock are as follows:

Conversion – All of the redeemable convertible preferred stock instruments are convertible at the option of the holder at any time, or immediately upon (1) upon the date of the written consent/agreement of the preferred stockholders, (2) upon the closing of the sale of shares of common stock to the public in a firm- commitment underwritten public offering resulting in at least $50.0 million of gross proceeds, or (3) upon the effectiveness of a registration statement under the Securities Act that registers shares of capital stock of the Company on a national securities exchange. Given that the conversion price is currently fixed, the Company would issue a fixed number of shares of common stock to settle the redeemable convertible preferred stock, unless a down round of common stock is issued, in which case the conversion price would be adjusted to maintain the value of preferred stock converted to common stock. The conversion price for each outstanding share of Series A, Series A-1, Series A-2, Series B, Series C, Series C-1, Series D-1, Series D-2, Series D-3, Series D-4, Series D-5, Series D-6, Series D-7, and Series D-8 redeemable convertible preferred stock is $1.6875, $0.900633, $1.50, $4.30, $1.5764, $2.6497, $4.9733, $1.8650, $1.5542, $7.0600, $7.4600, $7.9400, $8.0300, and $7.4000 respectively.

Redemption – The redeemable convertible preferred stock does not contain any mandatory redemption features, however, they may be redeemed upon an event that is not solely within the control of the Company. As such, the redeemable convertible preferred stock is classified as temporary equity (mezzanine equity) in the accompanying consolidated financial statements.

Dividends – Holders of the Series D-1, Series D-2, and Series D-3 redeemable convertible preferred stock are entitled to receive noncumulative cash dividends prior to and in preference to any declaration or payment of any dividends on Series A, Series A-2, Series B, Series C, Series C-1 redeemable convertible preferred stock or common stock of the Company at the rate of $0.3979 per share per annum on each outstanding share of Series D-1 redeemable convertible preferred stock, $0.1492 per share per annum on each outstanding share of Series D-2 redeemable convertible preferred stock, and $0.1243 per share per annum on each outstanding share of Series D-3 redeemable convertible preferred stock, when and if declared by the Board of Directors. The holders of Series C and Series C-1 redeemable convertible preferred stock are entitled to receive non-cumulative cash dividends prior to and in preference to any declaration or payment of any dividends on Series A, Series A-2, Series B redeemable convertible preferred stock or common stock of the Company at the rate of $0.1261 per share per annum on each outstanding share of Series C redeemable convertible preferred stock, and $0.2120 per share per annum on each outstanding share of Series C-1 redeemable convertible preferred stock, when and if declared by the Board of Directors. The holders of Series A, Series A-2, and Series B redeemable convertible preferred stock are entitled to receive non-cumulative dividends in the amount of $0.135, $0.12, and $0.344 per share, respectively, per annum, as adjusted for stock splits, combinations, recapitalizations or the like, on a pari passu basis and prior and in preference to any declaration or payment of any dividends declared on common stock of the Company, when and if declared by the Board of Directors. After payment of such dividends, any additional dividends will be distributed to holders of preferred stock and common stock pro rata based on number of common stock held by each holder, assuming conversion of all preferred stock into common stock. To date, no dividends have been declared.

Liquidation Preference – Upon a liquidation event, holders of Series D-1, Series D-2, and Series D-3 redeemable convertible preferred stock are entitled to receive, prior to and in preference over holders of Series A, Series A-2, Series B, Series C, Series C-1 redeemable convertible preferred stock, and common stock, an amount equal to $4.9733 for each outstanding share of Series D-1 redeemable convertible preferred stock, $1.8650 for each outstanding share of Series D-2 redeemable convertible preferred stock, and $1.5542 for each outstanding share of Series D-3 redeemable convertible preferred stock, plus any declared but unpaid dividends. After the payment of the Series D-1, Series D-2, and Series D-3 redeemable convertible preferred stock liquidation preference, holders of Series C-1 redeemable convertible preferred stock are entitled to receive, prior to and in preference over holders of Series A, Series A-2, Series B, and Series C redeemable convertible preferred stock, and common stock, an amount equal to $2.6497 for each outstanding share of Series C-1 redeemable convertible preferred stock, plus any declared but unpaid dividends. After the payment of the Series C-1 redeemable convertible preferred stock liquidation preference, holders of Series C redeemable convertible preferred stock are entitled to receive, prior to and in preference over holders of Series A, Series A-2, and Series B redeemable convertible preferred stock, and common stock, an amount equal to $1.5764 for each outstanding share of Series C redeemable convertible preferred stock, plus any declared but unpaid dividends. Upon the completion of the distribution to the holders of Series C redeemable convertible preferred stock, holders of Series A, Series A-2, and Series B redeemable convertible preferred stock are entitled to receive, on a pari passu basis and prior and in preference to the holders of common stock, an amount equal to $1.6875, $1.50, and $4.30 per share, respectively, plus any declared but unpaid dividends. If the assets legally available are insufficient to satisfy the entire liquidation preference of all classes of preferred stock, the funds will be distributed ratably to the holders of preferred stock in proportion to the preferential amount each such holder is otherwise entitled to receive. Any remaining assets of the Company will be distributed ratably among the holders of common stock.

Voting – Each share of redeemable convertible preferred stock is entitled to one vote for each share of common stock into which such share of redeemable convertible preferred stock is convertible.

Preferred Stock Warrants

In February 2016, the Company issued a warrant to purchase 10,465 shares of Series B preferred stock (the “Series B warrant”) in connection with the 2016 Credit Facility. The Series B warrant is immediately exercisable at an exercise price of $4.30 per share and has an expiration date of February 2026. The fair value of the Series B warrant, as determined in accordance with the methodology described in Note 8 – Fair Value Measurements, was less than $0.1 million as of December 31, 2022 and December 31, 2021, respectively. The relative fair value of the Series B warrant at issuance was recorded into debt issuance costs and other non-current liabilities on the accompanying consolidated balance sheets, and changes in fair value have been recorded in other income (expense), net on the accompanying consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2021 and 2020.

In July 2016, the Company issued a warrant to purchase 307,500 shares of Series C preferred stock (the “Series C warrant”) in connection with the Series C financing. The Series C warrant agreement also provided for an additional number of Series C shares calculated on a monthly basis commencing on June

2016 based on the principal balance outstanding of the notes payable outstanding. The maximum number of shares exercisable under the Series C warrant agreement is 1,000,000 shares of Series C preferred stock. The Series C warrant was immediately exercisable at an exercise price of $1.00 per share and has an expiration date of July 2026. The fair value of the Series C warrant, as determined in accordance with the methodology described in Note 8 – Fair Value Measurements, was $6.3 million and $1.1 million as of December 31, 2022 and December 31, 2021, respectively. The relative fair value of the Series C warrant at issuance as recorded as Series C preferred stock issuance costs and other non-current liabilities on the accompanying consolidated balance sheets, and changes in fair value have been recorded in other income (expense), net on the accompanying consolidated statements of operations and comprehensive loss for the years ended December 31, 2022, 2021 and 2020.

In November 2022, the company issued warrants to purchase 1,376,414 shares of Series D-7 preferred stock (the “Series D-7 warrants”) in conjunction with the merger agreement with Solaria. The warrant contains two tranches. The first tranche of 1,090,865 shares of Series D-7 preferred stock is exercisable at an exercise price of $2.50 per share upon consummation of a deSPAC transaction, or at an exercise price of $2.04 per share upon remaining private and has an expiration date of April 2024. The second tranche of 285,549 shares of Series D-7 preferred stock is exercisable at an exercise price of $5.00 per share upon consummation of a deSPAC transaction, or at an exercise price of $4.09 per share upon remaining private and has an expiration date of April 2024. The warrants remain outstanding as of December 31, 2022. The fair value of the Series D-7 warrants, as determined in accordance with the methodology described in Note 8 – Fair Value Measurements, was $7.8 million as of December 31, 2022. All of the Series B, Series C, and Series D preferred stock warrants remained outstanding as of December 31, 2022 and December 31, 2021.

(13)	Borrowing Arrangements

Convertible notes, net and convertible notes, net due to related parties

As of December 31, 2022 and December 31, 2021, the Company’s convertible notes consisted of the following (in thousands):

	As of December 31,
	2022	2021
Convertible notes, net
2019-A Convertible Notes	$—	$115
2020-A Convertible Notes	—	630
2021-A Convertible Notes	—	1,145

Convertible notes, net	—	1,890

Convertible notes, net due to related parties
2020-A Convertible Notes	—	3,260
2021-A Convertible Notes	—	3,050
Convertible Promissory Notes with Ecosystem Integrity Fund II, LP.	—	510

Convertible notes, net due to related parties	—	6,820

Convertible notes, net, noncurrent
2022 Convertible Notes	3,434	—

Convertible notes, net, noncurrent	3,434	—

Convertible notes, net due to related parties, noncurrent
2022 Convertible Notes	15,510	—

Convertible notes, net due to related parties, noncurrent	15,510	—

Total convertible notes	$18,944	$8,710

Convertible Promissory Notes with Ecosystem Integrity Fund II, LP.

On April 30, 2021, the Company issued a short-term Subordinated Convertible Promissory Note to Ecosystem Integrity Fund II, LP (“EIF”) for a total principal of $0.5 million plus accrued interest of 3.0% per annum due on June 30, 2021. The Note included a conversion feature which allows the holder to convert any portion of the note plus any unpaid accrued interest (“Conversion Amount”) into shares of Series C-1 Preferred Stock on the maturity date of June 30, 2021 or thereafter. As of December 31, 2021 the principal and accrued interest remained outstanding and the holder did not elect to covert the note into Series C-1 Preferred shares. The principal and accrued interest of $0.5 million was repaid in February 2022.

2019-A Convertible Notes

In 2019, the Company issued a series of convertible notes (“2019-A Convertible Notes”) for $0.1 million in proceeds, with immaterial debt issuance costs, and which were due and payable on demand by the holders after August 2020. The notes carried simple interest of 6.0% and contained a conversion feature whereby the notes would convert at 80% of the issuance price of the preferred shares in the next equity financing. The notes also contained other embedded features such as conversion options that were exercisable upon the occurrence of various contingencies. All of the embedded features were analyzed to determine whether they should be bifurcated and separately accounted for as a derivative. Pursuant to such analysis, the Company valued and bifurcated the share-settled redemption feature, which enabled the holders to convert the notes to the preferred shares at a predefined discount from the issuance price and recorded its initial fair value of less than $0.1 million as a discount on the convertible notes face amount. The debt discount was amortized to interest expense at a weighted-average effective interest rate of 17.6% through the maturity dates of the notes.

The fair value of the share-settled redemption feature was determined in accordance with the methodology described in Note 8 – Fair Value Measurements, and the changes in fair value were recognized as a component of other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss. The Company recorded zero, less than $0.1 million, and less than $0.1 million in expense during the years ended December 31, 2022, 2021 and 2020, respectively, related to the change in the fair value of the convertible notes embedded derivative liability. The convertible notes were carried within the accompanying consolidated balance sheets at their original issuance value, net of unamortized debt discount and issuance costs. In March 2022, as part of the Company’s Series D Preferred Stock issuance, the 2019-A Convertible Notes converted into 62,500 shares of Series D-2 redeemable convertible preferred stock. The Company recognized a loss on the conversion of less than $0.1 million in other income (expense), net on the consolidated statements of operations and comprehensive loss.

The net carrying amount of the convertible notes was as follows (in thousands):

	As of December 31,
	2022	2021
Principal	$100	$100
Unamortized debt discount	—	—
PIK interest added to principal balance	16	15
Conversion to Series D-2 redeemable convertible preferred stock	(116)	—

Net carrying amount	$—	$115

Interest expense related to the convertible notes was as follows (in thousands):

	As of December 31,
	2022	2021	2020
Amortization of debt discount	$—	$—	$4
PIK interest	1	12	3

Total non-cash interest expense	$1	$12	$7

2020-A Convertible Notes

In 2020, the Company issued a series of convertible notes (“2020-A Convertible Notes”) for $3.8 million in proceeds, with immaterial debt issuance costs, and which are due and payable on demand by the holders after April 2021. The notes carried simple interest of 2.0% and contained a conversion feature whereby the notes would convert at 80% of the issuance price of the preferred shares in the next equity financing. The notes also contained other embedded features such as conversion options that were exercisable upon the occurrence of various contingencies. All of the embedded features were analyzed to determine whether they should be bifurcated and separately accounted for as a derivative. Pursuant to such analysis, the Company valued and bifurcated the share-settled redemption feature, which enables the holders to convert the notes to the preferred shares at a predefined discount from the issuance price and recorded its initial fair value of $0.5 million as a discount on the convertible notes face amount. The debt discount was amortized to interest expense at a weighted-average effective interest rate of 25.6% through the maturity dates of the notes.

The fair value of the share-settled redemption feature was determined in accordance with the methodology described in Note 8 – Fair Value Measurements, and the changes in fair value were recognized as a component of other income (expense), net in the accompanying consolidated statements of operations and comprehensive loss. The Company recorded zero, less than $0.1 million, and less than $0.1 million in expense during the years ended December 31, 2022, 2021 and 2020 respectively, related to the change in the fair value of the convertible notes embedded derivative liability. The convertible notes were carried within the accompanying consolidated balance sheets at their original issuance value, net of unamortized debt discount and issuance costs. In March 2022, as part of the Company’s Series D Preferred Stock issuance, the 2020-A Convertible Notes converted into 785,799 shares of Series D-1 redeemable convertible preferred stock. The Company recognized a gain on the conversion of $0.9 million in other income (expense), net on the consolidated statements of operations and comprehensive loss.

The net carrying amount of the convertible notes was as follows (in thousands):

	As of December 31,
	2022	2021
Principal	$3,784	$3,784
Unamortized debt discount	—	—
PIK interest added to principal balance	122	106
Conversion to Series D-1 redeemable convertible preferred stock	(3,906)	—

Net carrying amount	$—	$3,890

Interest expense related to the convertible notes was as follows (in thousands):

	As of December 31,
	2022	2021	2020
Amortization of debt discount . . . . . . . . . . . . . . . . . . . . . . . . .	$—	$281	$235
PIK interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	16	74	32

Total non-cash interest expense . . . . . . . . . . . . . .. . . . . . . . . . .	$16	$355	$267

2021-A Convertible Notes

In 2020, the Company issued a series of convertible notes (“2021-A Convertible Notes”) for $4.3 million in proceeds, with immaterial debt issuance costs, and which are due and payable on demand by the holders after February 2022. The holders are existing investors and are not expected to demand cash settlement, as the Company expects to raise additional preferred financing under which the notes will convert into preferred shares. The notes carry simple interest of 2.0% and contained a conversion feature whereby the notes would convert at 80% of the issuance price of the preferred shares in the next equity financing. The notes also contained other embedded features such as conversion options that were exercisable upon the occurrence of various contingencies. All of the embedded features were analyzed to determine whether they should be bifurcated and separately accounted for as a derivative. Pursuant to such analysis, the Company valued and bifurcated the share-settled redemption feature, which enables the holders to convert the notes to the preferred shares at a predefined discount from the issuance price and recorded its initial fair value of $0.6 million as a discount on the convertible notes face amount. The debt discount is amortized to interest expense at a weighted-average effective interest rate of 18.1% through the maturity dates of the notes.

The fair value of the share-settled redemption feature was determined in accordance with the methodology described in Note 8 – Fair Value Measurements, and the changes in fair value were recognized as a component of other income (expense), net in the consolidated statements of operations and comprehensive loss. The Company recorded zero and $0.2 million and in expense during the year ended December 31, 2022 and December 31, 2021, respectively, related to the change in the fair value of the convertible notes embedded derivative liability. The convertible notes were carried on the consolidated balance sheets at their original issuance value, net of unamortized debt discount and issuance costs. In March 2022, as part of the Company’s Series D Preferred Stock issuance, the 2021-A Convertible Notes converted into 869,640 shares of Series D-1 redeemable convertible preferred stock. The Company recognized a gain on the conversion of $0.8 million in other income (expense), net on the consolidated statements of operations and comprehensive loss.

The net carrying amount of the convertible notes was as follows (in thousands):

	As of December 31,
	2022	2021
Principal	$4,250	$4,250
Unamortized debt discount	—	(112)
PIK interest added to principal balance	74	57
Conversion to Series D-1 redeemable convertible preferred stock	(4,324)	—

Net carrying amount	$—	$4,195

Interest expense related to the convertible notes was as follows (in thousands):

	As of December 31,
	2022	2021	2020
Amortization of debt discount . . . . . . . . . . . . . . . . . . . . . . . . .	$112	$454	$—
PIK interest . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . ..	17	57	—

Total non-cash interest expense . . . . . . . . . . . . . .. . . . . . . . . . .	$129	$511	$—

As part of the 2021-A Convertible Notes financing, the Company entered into an additional convertible note with an existing investor for $0.5 million. The note carries PIK interest of 3.0% and is due and payable on demand at any time after June 30, 2021. The note contains an embedded conversion feature, which allows the holder to convert the note into a fixed number of shares of Series C-1 preferred stock at any time after

June 30, 2021. The Company concluded the conversion feature is not required to be bifurcated as an embedded derivative liability, and the note is carried at its principal plus accrued PIK interest.

The net carrying amount of the 2021-A convertible note without an embedded derivative liability was as follows (in thousands):

	As of December 31,
	2022	2021
Principal	$500	$500
Unamortized debt discount	—	—
PIK interest added to principal balance	10	10
Repayment of principal and accrued interest	(510)	—

Net carrying amount	$—	$510

Interest expense related to the note was as follows (in thousands):

	As of December 31,
	2022	2021	2020
Amortization of debt discount	$—	$—	$—
PIK interest	—	10	—

Total non-cash interest expense	$—	$10	$—

2022 Convertible Notes

In connection with the Business Combination Agreement, the Company has raised a series of convertible notes (“2022 Convertible Notes”) in November 2022, December 2022, and February 2023 with additional investors, with an aggregate purchase price of $12.0 million. Additionally, as part of the acquisition of Solaria, the Company assumed a note from an existing investor for its fair value of $6.7 million. The note contains the same terms as the other 2022 Convertible Notes. The Company did not incur significant issuance costs associated with the 2022 Convertible Notes. The 2022 Convertible Notes will convert to common shares of Complete Solaria, Inc. at the close of the deSPAC transaction. The 2022 Convertible Notes accrue interest at a rate of 5% per annum. Immediately prior to the closing of the expected deSPAC transaction, the 2022 Convertible Notes will be converted into that number of shares of common stock of Complete Solaria equal to (x) the principal amount together with all accrued interest of the 2022 Convertible Notes divided by 0.75, divided by (y) the price of a share of common stock of Complete Solaria used to determine the conversion ratio in the Business Combination Agreement. As of December 31, 2022, the 2022 Convertible Notes have accrued $0.2 million. The carrying values of $15.5 million and $3.4 million are recorded within convertible notes, net due to related parties and convertible notes, net on the consolidated balance sheets, respectively, as of December 31, 2022. As of December 31, 2022, the total estimated fair value of the Company’s 2022 Convertible Notes was $19.8 million, which was estimated based on Level 3 inputs.

SAFE Agreements

2019 SAFE

In September 2019, the Company issued the 2019 SAFE for $0.1 million in proceeds, with immaterial debt issuance costs. No interest was accrued on the 2019 SAFE. The 2019 SAFE contained conversion features that allowed the holder to convert the 2019 SAFE into shares of preferred stock upon the next equity financing, subject to a valuation cap. The 2019 SAFE was reported at fair value in accordance with the methodology described in Note 8 – Fair Value Measurements. The fair value of the 2019 SAFE was $0.2 million as of December 31, 2021 which is recorded in SAFE Agreements in the accompanying consolidated balance sheets. In March 2022, the Company converted the 2019 SAFE into 48,258 shares of Series D-3 redeemable convertible preferred stock. The Company recognized a gain on the conversion of the 2019 SAFE of less than $0.1 million in other income (expense), net on the consolidated statements of operations and comprehensive loss.

2021 SAFE

In December 2021, the Company issued the 2021 SAFE for $5.0 million in proceeds, with immaterial debt issuance costs. No interest is accrued on the 2021 SAFE. The 2021 SAFE contained conversion features that allowed the holder to convert the 2021 SAFE into shares of preferred stock upon the next equity financing, subject to a valuation cap. The 2021 SAFE was reported at fair value in accordance with the methodology described in Note 8 – Fair Value Measurements. The fair value of the 2021 SAFE was $6.3 million as of December 31, 2021 which is recorded in SAFE Agreements in the accompanying consolidated balance sheets. In March 2022, the Company converted the 2021 SAFE into 1,005,366 shares of Series D-1 redeemable convertible preferred stock. The Company recognized a gain on the conversion of the 2021 SAFE of $1.4 million in other income (expense), net on the consolidated statements of operations and comprehensive loss.

Solaria SAFE

As part of the acquisition of Solaria (refer to Note 3 – Business Combination) the Company acquired the Solaria SAFEs. The number of shares to be issued upon conversion of the SAFE notes contained various features to convert or redeem the Solaria SAFEs in the event of an equity financing, public offering, change of control or a dissolution event.

The Company historically elected to account for all of the SAFE notes at estimated fair value pursuant to the fair value option and recorded the change in estimated fair value as other income (expense), net in the consolidated statements of operations and comprehensive loss until the notes are converted or settled. The SAFE notes were amended through the SAFE Assumption Amendment, Assignment and Assumption Agreement on November 4, 2022, as part of the merger with Complete Solar, whereby all the SAFE notes were assumed by Complete Solar. As part of the purchase price accounting discussed in Note 3, the estimated fair value of the SAFE notes was determined to be $60.5 million. Post consummation of the merger the SAFE notes were converted to 8,171,662 shares of Series D-8 preferred stock as discussed in Note 3.

Notes Payable

Loan and Security Agreement

In January 2020, the Company entered into a Loan and Security Agreement (the “Loan Agreement”) with Silicon Valley Bank (“SVB”). The Loan Agreement, as amended, provided for a line of credit up to $7.0 million and has a maturity date of February 2022. Advances under the line of credit bore interest at the greater of 5.25% or the prime rate (as published in the Wall Street Journal) plus 3.5% per annum. All borrowings under the line of credit were to be secured by substantially all of the Company’s assets. As of December 31, 2021, the Company had outstanding borrowings under the line of credit of $7.0 million.

During 2021, the Company entered into several amendments to the Loan Agreement, and in May and August 2021 in connection with the Fifth and Sixth Amendments, the Company issued warrants to purchase 5,122 shares and 5,229 shares of common stock at exercise prices of $0.38 per share and $0.62 per share, respectively. The fair value of the warrants were recorded as deferred issuance costs and amortized to interest expense. As of December 31, 2022 and December 31, 2021, there were no unamortized debt issuance costs.

Under the Loan Agreement, the Company was subject to certain reporting covenants, such as a requirement for the Company’s monthly unaudited financial statements and Compliance Certificate, as well as a financial covenant to maintain a minimum liquidity ratio of 1.75 to 1.00. In 2021, the Loan Agreement was amended to add a new financial covenant, requiring the Company to obtain new equity of at least $15.0 million by a specified date, which the Company did not meet; however, the default was later waived by SVB. The Company was in compliance with all reporting and financial covenants as of December 31, 2021.

In February 2022, as part of the transaction to raise long-term debt in CS Solis, the Company repaid the principal and accrued interest of the Loan Agreement of $6.7 million, which terminated the agreement with SVB.

2021 Promissory Notes

In July 2021, the Company issued a short-term promissory note for $0.5 million in proceeds, with immaterial debt issuance costs. The promissory note carried simple interest of 2.0% and were due and payable after February 2022. As of December 31, 2021, the carrying value of the promissory note was $0.5 million and was recorded in Notes Payable in the accompanying consolidated balance sheets. In February 2022, the Company repaid the 2021 Promissory Note, and no amounts remain outstanding as of December 31, 2022.

In October 2021, the Company issued a short-term promissory note for $2.0 million in proceeds, with immaterial debt issuance costs. The promissory note contained a financing fee of $0.3 million, which was due and payable along with the principal amount in January 2022. In connection with the promissory note, the Company issued a warrant to purchase 50,000 shares of common stock at an exercise price of $0.01 per share. The fair value of the warrant was recorded as a debt discount and amortized to interest expense. As of December 31, 2021, the carrying value of the promissory note was $2.0 million, which was recorded in

Notes Payable in the accompanying consolidated balance sheets, and the remaining unamortized debt discount was nil. The principal and accrued interest of the note payable was repaid in January 2022, and no amounts remain outstanding as of December 31, 2022.

Paycheck Protection Program Loan

In April 2020 and April 2021, the Company received loans in principal amounts of $0.9 million and $0.9 million, respectively, under the Paycheck Protection Program (the “PPP Loans”), which was established under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) administered by the U.S. Small Business Administration (the “SBA”). The PPP Loans were evidenced by promissory notes and bore interest at 1% with no payments for the first 6 months. The PPP Loans were subject to partial or full forgiveness if the Company used all proceeds for eligible purposes, maintained certain employment levels and maintained certain compensation levels in accordance with and subject to the CARES Act and the rules, regulations and guidance. In June and October 2021, the principal and accrued interest on the PPP Loans were forgiven.

Current Insight Promissory Note

In January 2021, the Company issued a promissory note for principal of $0.1 million in connection with the purchase of Current Insight, with immaterial debt issuance costs. The promissory note bears interest at 0.14% per annum and has equal monthly installments due and payable through the maturity date of January 2022. As of December 31, 2021, the carrying value of the promissory note was less than $0.1 million. The principal and accrued interest was repaid in January 2022 and no amounts remain outstanding as of December 31, 2022.

The following table summarizes the Company’s outstanding notes payable (in thousands):

	As of December 31,
	2022	2021
Loan and Security Agreement	$—	$6,987
2021 Promissory Notes	—	2,500
Current Insight Promissory Note	—	20

	—	9,507
Less: Unamortized debt issuance costs and discounts	—	—

	$—	$9,507

2018 Bridge Notes

In December 2018, Solaria Corporation issued senior subordinated convertible secured notes (“2018 Notes”) totaling approximately $3.4 million in exchange for cash. The notes bear interest at the rate of 8% per annum and the investors are entitled to receive twice of the face value of the notes at maturity. The 2018 Notes are secured by substantially all of the assets of Solaria Corporation. In 2021, the 2018 Notes were amended extending the maturity date to December 13, 2022. In connection with the 2021 amendment, Solaria had issued warrants to purchase shares of Series E-1 redeemable convertible preferred stock of Solaria. The warrants were exercisable immediately in whole or in part at and expire on December 13, 2031. As part of the merger with Complete Solar, all the outstanding warrants issued to the lenders were assumed by the parent company, Complete Solaria as discussed in Note 3.

As part of the purchase price accounting discussed in Note 3, the estimated fair value of the 2018 Notes was determined to be $9.1 million.

In December 2022, the Company entered into an amendment to the 2018 Notes extending the maturity date from December 13, 2022 to December 13, 2023. In connection with the amendment, the notes will continue to bear interest at 8% per annum and are entitled to an increased repayment premium from 110% to 120% of the principal and accrued interest at the time of repayment.

The Company concluded that the modification was a troubled debt restructuring as the Company was experiencing financial difficulty and the amended terms resulted in a concession to the Company. As the future undiscounted cash payments under the modified terms exceeded the carrying amount of the Solaria 2018 Notes on the date of modification, the modification was accounted for prospectively. The incremental repayment premium is being amortized to interest expense using the effective interest rate method. As of December 31, 2022, the carrying value of the 2018 Notes was $9.8 million. Interest expense recognized from the date of the acquisition through December 31, 2022 was $0.7 million. As of December 31, 2022, the total estimated fair value of the Company’s 2018 Bridge Notes was $9.1 million, which was estimated based on Level 3 inputs.

SCI Term Loan and Revolver Loan

In October 2020, Solaria entered into a loan agreement (“Loan Agreement”) with Structural Capital Investments III, LP (“SCI”).

The Loan Agreement with SCI comprises of two facilities, a term loan (the “Term Loan”) and a revolving loan (the “Revolving Loan”) (together “Original Agreement”) for $5.0 million each with a maturity date of October 31, 2023. Both the Term Loan and the Revolving Loan were fully drawn upon closing. The Term Loan was repaid prior to the acquisition of Solaria by Complete Solar and was not included in the business combination.

The Revolving Loan also has a term of thirty-six months, principal repayments at the end of the term and an annual interest rate of 7.75% or Prime rate plus 4.5%, whichever is higher. The Loan Agreement required the Company to meet certain financial covenants relating to maintenance of specified restricted cash balance, achieving specified revenue target and maintaining specified contribution margin (“Financial covenants”) over the term of each of the Revolving Loan. The Revolving Loan is collateralized substantially by all assets and property of the Company.

In the years ended December 31, 2022 and December 31, 2021, Solaria entered into several Amended and Restated Loan and Security Agreements as a forbearance agreement for SCI to forbear from exercising any rights and remedies available to it as a result of Company not meeting certain Financial Covenants required by the Original Agreement. As a result of these amendment changes were made to the financial covenants and Solaria recorded a total of $1.9 million amendment fees in Other Liabilities and was included in the acquired liabilities for purchase price accounting.

Solaria had historically issued warrants to purchase shares of Series E-1 redeemable convertible preferred stock of Solaria (“SCI Series E-1 warrants”). The warrants were fully exercisable in whole or in part at any time during the term of the Original agreement. As part of the merger with Complete Solar, all the outstanding SCI Series E-1 warrants were assumed by the parent company, Complete Solaria as discussed in Note 3.

The Revolving loan outstanding on the date of merger was fair valued at $5.0 million for the purpose of purchase price accounting discussed in Note 3. The revolving loan principal balance at December 31, 2022 amounted to $5.0 million and is due on October 2023. Interest expense recognized from the date of merger to December 31, 2022 amounted to $0.1 million. The Company was in compliance with all the covenants as of December 31, 2022. As of December 31, 2022, the fair value of the Revolving Loan approximates its carrying value.

Secured Credit Facility

In December 2022, the Company entered into a secured credit facility agreement with Kline Hill Partners IV SPV LLC and Kline Hill Partners Opportunity IV SPV LLC. The secured credit facility agreement matures in April 2023, which allows the Company to borrow up to 70% of the net amount of its eligible vendor purchase orders with a maximum amount of $10.0 million at any point in time. The purchase orders are backed by relevant customer sales orders which serves as a collateral. The amounts drawn under the secured credit facility may be reborrowed provided that the aggregate borrowing does not exceed $20.0 million. The repayment under the secured credit facility is the borrowed amount multiplied by 1.15x if repaid within 75 days and borrowed amount multiplied by 1.175x if repaid after 75 days. The Company may prepay any borrowed amount without premium or penalty.

In December 2022, the Company borrowed an amount of $5.5 million against the secured credit facility. In February 2023, the Company made a repayment of $6.3 million which included aggregate financing cost amounting to $0.8 million. At December 31, 2022, the outstanding net Debt amounted to $5.6 million, including accrued financing cost of $0.1 million. As of December 31, 2022, the fair value of the Secured Credit Facility approximates its carrying value.

Long-term debt in CS Solis

As described above, as part of the reorganization in February 2022 of the Company, the Company received an investment from CRSEF. The investment was made pursuant to a subscription agreement, under which Carlyle contributed $25.6 million in exchange for 100 Class B Membership Units of CS Solis and the Company contributed the net assets of Complete Solar, Inc. in exchange for 100 Class A Membership. The Class B Membership Units are mandatorily redeemable by the Company on the three-year anniversary of the effective date of the CS Solis amended and restated LLC agreement (February 14, 2025). The Class B Membership Units accrue interest that is payable upon redemption at a rate of 10.5% (which is structured as a dividend payable based on 25% of the investment amount measured quarterly), compounded annually, and subject to increases in the event the Company declares any dividends. In connection with the investment, the Company issued a warrant to purchase 5,978,960 shares of the Company’s common stock at a price of $0.01 per share, of which, 4,132,513 shares are immediately exercisable. The Company has accounted for the mandatorily redeemable investment from Carlyle in accordance with ASC 480, Distinguishing Liabilities from Equity, and has recorded the investment as a liability, which is accreted to its redemption value under the effective interest method. The Company has recorded the warrants as a discount to the liability. Refer to Note 11 – Common Stock, for further discussion of the warrants issued in connection with the Class B Membership Units. As of December 31, 2022, the Company has recorded a liability of $25.2 million included in long-term debt in CS Solis on the consolidated balance sheets. For the year ended December 31, 2022, the Company has recorded accretion of the liability as interest expense of $2.4 million, and the Company has recorded the amortization of issuance costs as interest expense of $1.2 million. As of December 31, 2022, the total estimated fair value of the Company’s 2018 long-term debt in CS Solis was $24.0 million, which was estimated based on Level 3 inputs.

(14)	Stock-Based Compensation

In 2011, the Company’s Board of Directors and stockholders approved the adoption of the 2011 Stock Plan (the “2011 Plan”). The 2011 Plan provides for the granting of incentive stock options, nonstatutory stock options, and restricted stock to employees, non-employee directors, and consultants of the Company. Options may be granted at a price per share not less than 100% of the fair market value at date of grant. If an incentive stock option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of common stock on the grant date. Options granted under the 2011 Plan continue to vest until the last day of employment and generally vest over four years and expire 10 years from the date of grant. A total of 5,374,616 shares of common stock was reserved for the 2011 Plan, as amended, as of December 31, 2022 and December 31, 2021.

In 2021, the Company’s Board of Directors and stockholders approved the adoption of the 2021 Stock Plan (the “2021 Plan”). The 2021 Plan provides for the granting of incentive stock options, nonstatutory stock options, and restricted stock to employees, non-employee directors, and consultants of the Company. Options may be granted at a price per share not less than 100% of the fair market value at date of grant. If an incentive stock option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of common stock on the grant date. Options granted under the 2021 Plan continue to vest until the last day of employment and generally vest over four years and expire 10 years from the date of grant. A total of 500,000 shares of common stock was initially reserved for the 2021 Plan. Any shares of common stock that would have otherwise been returned to the Company’s 2011 Plan as a result of forfeiture, expiration, cancellation, termination or net issuances of awards thereunder shall be returned to the share reserve under the 2021 Plan.

In 2022, the Company’s Board of Directors and stockholders approved the adoption of the 2022 Stock Plan (the “2022 Plan”). The 2022 Plan provides for the granting of incentive stock options, nonstatutory stock options, and restricted stock to employees, non-employee directors, and consultants of the Company. Options may be granted at a price per share not less than 100% of the fair market value at date of grant. If an incentive stock option is granted to a 10% stockholder, then the purchase or exercise price per share shall not be less than 110% of the fair market value per share of common stock on the grant date. Options granted under the 2022 Plan continue to vest until the last day of employment and generally vest over four years and expire 10 years from the date of grant. A total of 6,677,960 shares of common stock was initially reserved for the 2022 Plan. Any shares of common stock that would have otherwise been returned to the Company’s 2011 Plan and 2021 Plan as a result of forfeiture, expiration, cancellation, termination or net issuances of awards thereunder shall be returned to the share reserve under the 2022 Plan. The 2011 Plan, 2021 Plan, and 2022 Plan are collectively referred to as the “Plans” in the notes to the financial statements, unless otherwise noted.

A summary of stock option activity for the years ended December 31, 2022 and December 31, 2021 under the Plans is as follows:

	Options outstanding
	Number of shares	Weighted average exercise price per share	Weighted average contractual term (in years)	Aggregate intrinsic value (in thousands)
Outstanding—January 1, 2021	4,076,010	$0.28	7.87	$1,044
Options granted	439,851	0.43
Options exercised	(15,000)	0.40
Options canceled	(79,333)	0.30

Outstanding—December 31, 2021	4,421,528	$0.30	6.99	$2,263
Options granted	6,394,531	3.60
Options exercised	(335,496)	0.23
Options canceled	(189,196)	0.40
Outstanding—December 31, 2022	10,291,367	$2.35	6.99	$34,180

Vested and expected to vest—December 31, 2022	10,291,367	$2.35	6.99	$34,180

Vested and exercisable—December 31, 2022	5,786,854	$2.10	6.29	$22,204

The weighted-average grant-date fair value of options granted for the years ended December 31, 2022 and December 31, 2021, was $3.86 per share and $0.35 per share, respectively. The total fair value of options vested for the years ended December 31, 2022 and December 31, 2021, was $10.5 million and $0.2 million, respectively. The aggregate intrinsic value of options exercised for the years ended December 31, 2022 and December 31, 2021, was $0.2 million and less than $0.1 million, respectively.

Determination of Fair Value

The Company estimates grant-date fair value of stock options using the Black-Scholes-Merton option- pricing model. The determination of the fair value of each stock award using this option-pricing model is affected by the Company’s assumptions regarding a number of complex and subjective variables. These variables include, but are not limited to, the expected stock price volatility over the term of the awards. Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award.

The following assumptions were used to calculate the fair value of stock-based compensation:

	Years Ended December 31,
	2022	2021
Expected term	1.0 – 7.5 years	5.0 – 6.1 years
Expected volatility	60.0% – 78.5%	52.6% – 56.7%
Risk-free interest rate	3.4% – 4.8%	0.8% – 1.3%
Expected dividends	0.0%	0.0%

Expected term — The Company has opted to use the “simplified method” for estimating the expected term of options, whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the option (generally 10 years).

Expected volatility — Due to the Company’s limited operating history and a lack of company specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of peer companies that are publicly traded. The historical volatility data was computed using the daily closing prices for the selected companies’ shares during the equivalent period of the calculated expected term of the stock-based awards.

Risk-free interest rate — The risk-free rate assumption is based on U.S. Treasury instruments with maturities similar to the expected term of the Company’s stock options.

Expected dividends — The Company has not issued any dividends in its history and does not expect to issue dividends over the life of the options and therefore has estimated the dividend yield to be zero.

Fair value of common stock — The fair value of the shares of common stock underlying the stock-based awards has historically been determined by the Board of Directors, with input from management. Because there has been no public market for the Company’s common stock, the Board of Directors has determined the fair value of the common stock on the grant-date of the stock-based award by considering a number of objective and subjective factors. Such factors include a valuation of the Company’s common stock performed by an unrelated third-party specialist, valuations of comparable companies, sales of the Company’s redeemable convertible preferred stock to unrelated third-parties, operating and financial performance, the lack of liquidity of the Company’s capital stock, as well as general and industry-specific economic outlooks. For financial reporting purposes, the Company considers the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. The determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Stock-based compensation expense

The following table summarizes stock-based compensation expense and its allocation within the accompanying consolidated statements of operations and comprehensive loss (in thousands):

	Years Ended December 31,
	2022	2021	2020
Cost of revenues	$22	$19	$8
Sales and marketing	232	68	37
General and administrative	649	113	64

Total stock-based compensation expense	$903	$200	$109

As of December 31, 2022 there was a total of $14.1 million of unrecognized stock-based compensation costs related to non-vested stock option awards, which is expected to be recognized over a weighted-average period of approximately 2.2 years.

(15)	Commitments and Contingencies

Operating Leases

The Company leases its facilities under non-cancelable operating lease agreements. The Company’s leases have remaining terms of 0.3 years to 3.8 years. Options to renew or extend leases beyond their initial term have been excluded from measurement of the ROU assets and lease liabilities as exercise is not reasonably certain. Operating leases are reflected on the consolidated balance sheets within operating lease ROU assets and the related current and non-current operating lease liabilities. ROU assets represent the right to use an underlying asset for the lease term, and lease liabilities represent the obligation to make lease payments arising from lease agreement. Operating lease ROU assets and liabilities are recognized at the commencement date, or the date on which the lessor makes the underlying asset available for use, based upon the present value of the lease payments over the respective lease term. Lease expense is recognized on a straight-line basis over the lease term, subject to any changes in the lease or expectation regarding the terms. Variable lease costs such as common area maintenance, property taxes and insurance are expensed as incurred. Variable lease cost was $0.2 million for the year ended December 31, 2022 and immaterial for the year ended December 31, 2021. Total operating lease expense for the years ended December 31, 2022 and December 31, 2021 was $0.7 million and $0.4 million, respectively.

The Company made $1.0 million and $0.4 million of cash payments related to operating leases during the years ended December 31, 2022 and December 31, 2021, respectively. New operating lease right-of-use assets obtained in exchange for operating lease liabilities were $1.9 million and $1.2 million during the years ended December 31, 2022 and December 31, 2021, respectively, including the impact of adopting ASC 842. On the date of adoption, January 1, 2021, the Company recognized right-of-use assets of approximately $1.1 million and lease liabilities of approximately $1.2 million, of which $0.4 million was included in accrued and other current liabilities and $0.8 million was included in operating lease liabilities, net of current portion on the consolidated balance sheets.

The weighted average remaining lease term and the discount rate for the Company’s operating leases are as follows:

December 31, 2022
Remaining average remaining lease term (years)	3.24
Weighted average discount rate	14.47%

Future minimum lease payments under non-cancelable operating leases, and future payments under the Lease Termination Agreement, as of December 31, 2022 are as follows (in thousands):

2023	$1,048
2024	743
2025	592
2026	477
2027 and thereafter	—

Total undiscounted liabilities	2,860

Less imputed interest	(628)

Present value of operation lease liabilities	$2,232

Accounting under ASC 840

Prior to the adoption of ASC 842, rent expense on operating leases was recognized on a straight-line basis over the term of the lease. In addition, certain of the Company’s operating lease agreements for facilities also include rent escalations or rent abatements during the initial lease term. The Company recorded the rent escalations as deferred rent, net of current portion on the accompanying balance sheets. The Company recognized the deferred rent liability on a straight-line basis into rent expense over the lease term commencing on the date the Company took possession of the leased space. Rent expense was $0.3 million for the year ended December 31, 2020.

Warranty Provision

The Company accrues warranty costs when revenue is recognized for solar energy systems sales and panel sales, based on the estimated future costs of meeting its warranty obligations. Warranty costs primarily consist of replacement materials and equipment and labor costs for service personnel.

Activity by period relating to the Company’s warranty provision was as follows:

	Years Ended December 31,
	2022	2021	2020
Warranty provision, beginning of period	$2,281	$1,652	$1,816
Warranty liability from business combination	1,943
Accruals for new warranties issued	1,492	1,516	607
Settlements	(1,735)	(887)	(771)

Warranty provision, end of period	$3,981	$2,281	$1,652

Warranty provision, current	$767	$600	$497
Warranty provision, noncurrent	$3,214	$1,681	$1,155

Indemnification Agreements

From time to time, in its normal course of business, the Company may indemnify other parties, with which it enters into contractual relationships, including customers, lessors, and parties to other transactions with the Company. The Company may agree to hold other parties harmless against specific losses, such as those that could arise from breach of representation, covenant or third-party infringement claims. It may not be possible to determine the maximum potential amount of liability under such indemnification agreements due to the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no such indemnification claims. In the opinion of management, any liabilities resulting from these agreements will not have a material adverse effect on the business, financial position, results of operations, or cash flows.

Legal Matters

The Company is a party to various legal proceedings and claims which arise in the ordinary course of business. The Company records a liability when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, the Company discloses the reasonably possible loss. The Company adjusts its accruals to reflect the impact of negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Legal costs are expensed as incurred. Although claims are inherently unpredictable, the Company is not aware of any matters that have a material adverse effect on the business, financial position, results of operations, or cash flows. The Company has recorded $1.9 million and $0.2 million as a loss contingency in accrued expenses and other current liabilities on the consolidated balance sheets as of December 31, 2022 and December 31, 2021, respectively, primarily associated with the pending settlement of the following legal matters.

Katerra Litigation

On July 22, 2022, Katerra, Inc. filed a complaint for breach of contract and turnover of property under Section 542(b) of the Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas. The complaint seeks damages for the amounts due under the Settlement Agreement and for attorney’s fees. The Company filed an answer to the complaint on September 6, 2022. No discovery has occurred.

Vendor Settlement

On January 10, 2023, a vendor entered into an agreement with the Company to settle past due performance related payments related to various tools. As part of the agreement, the Company agreed to pay $0.9 million in three equal installments. The Company paid the first installment on January 12, 2023 and will pay the second and third installments on March 31, 2023 and June 30, 2023, respectively.

SolarPark Litigation

In January 2023, SolarPark Korea Co., LTD (“SolarPark”) demanded approximately $80.0 million during discussions between the Company and SolarPark. In February 2023, the Company submitted its statement of claim seeking approximately $26.4 million in damages against SolarPark. The ultimate outcome of this arbitration is currently unknown and could result in a material liability to the Company. However, the Company believes that the allegations lack merit and intends to vigorously defend all claims asserted. No liability has been recorded in the Company’s consolidated financial statements as the likelihood of a loss is not probable at this time.

On March 16, 2023, SolarPark filed a complaint against Solaria and the Company in the United States District Court for the Northern District of California. The complaint alleges a civil conspiracy involving misappropriation of trade secrets, defamation, tortious interference with contractual relations, inducement to breach of contract, and violation of California’s Unfair Competition Law. The complaint indicates that SolarPark has suffered in excess of $220 million in damages. The ultimate outcome of this litigation is currently unknown and could result in a material liability to the Company. However, the Company believes that the allegations lack merit and intends to vigorously defend all claims asserted. No liability has been recorded in the Company’s consolidated financial statements as the likelihood of a loss is not probable at this time.

Letters of Credit

The Company had $3.5 million of outstanding letters of credit related to normal business transactions as of December 31, 2022. These agreements require the Company to maintain specified amounts of cash as collateral in segregated accounts to support the letters of credit issued thereunder. As discussed in Note 1, the cash collateral in these restricted cash accounts was $3.7 million as of December 31, 2022. The Company did not have any outstanding letters of credit as of December 31, 2021.

(16)	Income Taxes

The provision for income taxes consisted of the following (in thousands):

	Years Ended December 31,
	2022	2021	2020
Current:
Federal	$—	$—	$—
State	27	3	3
Foreign	—	—	—

Total current	$27	$3	$3

Deferred:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	—	—

Total deferred	—	—	—

Total provision	$27	$3	$3

The reconciliation of federal statutory income tax rate to our effective income tax rate is as follows (in thousands):

	Years Ended December 31,
	2022	2021	2020
Statutory federal income tax	$(6,184)	$(1,918)	$(1,454)
State income taxes, net of federal tax benefits	(1,207)	(353)	(336)
Stock compensation	64	42	22
Non-deductible interest expense	78	689	257
Mark to market adjustments	397	—	—
Nondeductible Expenses	279	2	4
PPP Loan	—	(368)	—
Foreign earnings taxed at different rates	157	—	—
Other	(8)	—	—
Valuation allowance	6,451	1,910	1,510

Tax Provision	$27	$4	$3

Significant components of our deferred tax assets and liabilities are as follows (in thousands):

	Years Ended December 31,
	2022	2021
NOL carryforwards	$60,710	$7,931
Credits	195	—
Bad debt reserve	1,382	946
Inventory reserve	2,724	680
Warranty reserve	651	631
Revenue warranty	155	111
Interest expense carryover	3,445	170
Accrued compensation	678	687
Deferred revenue	195	639
ASC 842 leases	12	17
Assembled workforce	—	15
Fixed assets	328	—
Capitalized research and development	509	—
Other	2,837	28
Total	73,821	11,855
Valuation allowance	(63,737)	(11,348)

Net deferred tax assets	$10,084	$507

Deferred Tax Liabilities
Accounting method change	(18)	(38)
Capitalized software	(234)	(468)
Fixed assets	—	(1)
Intangibles	(9,084)	—
Convertible debt	(748)	—

Refundable and deferred income taxes	$—	$—

The Company has established a valuation allowance to offset the gross deferred tax assets as of December 31, 2022 and December 31, 2021, due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The valuation allowance balance was $63.7 million and $11.3 million for the years ended December 31, 2022 and December 31, 2021, respectively.

In assessing the realizability of deferred income tax assets, the Company considered whether it is more likely than not that some portion or all of its deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty surrounding the Company’s ability to realize such deferred income tax assets, a full valuation allowance has been established. The valuation allowance increased by $52.4 million during the year ended December 31, 2022, and $1.9 million during the year ended December 31, 2021. During 2022 the valuation allowance increased $45.9 million due to acquired deferred tax assets.

As of December 31, 2022 and 2021, the Company had federal net operating loss carryforwards of approximately $237.7 million and $28.0 million and state net operating loss carryforwards of approximately $157.1 million and $30.2 million, respectively. Federal net operating losses that will expire between the years 2030 and 2037 total $114.6 million.

As of December 31, 2022 and 2021, the Company had state research and development credit carryforwards of approximately $1.6 million and zero, respectively. The credits do not expire.

The utilization of the Company’s net operating loss and R&D credit carryforwards may be subject to limitation due to the “change in ownership provisions” under Section 382 of the Internal Revenue Code and similar foreign provisions. Such limitations may result in the expiration of these carryforwards before their utilization. The Company’s acquired net operating loss carryforwards have been reduced based on the estimated amount which will be lost due to these limitations.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company’s tax years remain open for examination by all tax authorities since inception. The Company is not currently under examination in any tax jurisdictions.

As of December 31, 2022 and 2021, the Company had unrecognized tax benefits of $1.3 million and zero, respectively. The reversal of the uncertain tax benefits would not affect the Company’s effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets.

The Company applies the provisions set forth in FASB ASC Topic 740, Income Taxes, to account for the uncertainty in income taxes. In the preparation of income tax returns in federal and state jurisdictions, the Company asserts certain tax positions based on its understanding and interpretation of income tax laws.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

Years Ended December 31,
	2022	2021
Unrecognized tax benefits as of beginning of year	$—	$—
Increases related to prior year tax positions	1,335	—
Increases related to current year tax positions	—	—
Decreases related to prior year tax positions	—	—
Unrecognized tax benefits as of end of year	—	—

	$1,335	$—

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the statements of operations and comprehensive loss. Accrued interest and penalties are included as part of income tax payable in the consolidated balance sheets. No accrued interest or penalties have been recorded for year ended December 31, 2022 or December 31, 2021.

The Company has not provided U.S. income or foreign withholding taxes on the undistributed earnings of its foreign subsidiary as of December 31, 2022 and December 31, 2021 because it intends to permanently reinvest such earnings outside of the United States. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability will be immaterial, due to the participation exemption put in place under the 2017 Tax Cuts and Jobs Act.

On March 18, 2020, the Families First Coronavirus Response Act (FFCR Act) and, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) were each enacted in response to the COVID-19 pandemic. The FFCR Act and the CARES Act contain numerous income tax provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company analyzed the provisions of the Act and determined there was no significant impact to its 2022 or 2021 tax provision.

On June 29, 2020, the California Governor signed Assembly Bill 85 (“A.B. 85”) which includes several tax measures, provides for a three-year suspension of the use of net operating losses for medium and large businesses and a three-year cap on the use of business incentive tax credits to offset no more than $5 million of tax per year. Generally, A.B. 85 suspends the use of net operating losses for taxable years 2020, 2021, and 2022 for taxpayers with taxable income of $1 million or more. The Company analyzed the provisions of the A.B. 85 and determined there was no significant impact to its 2022 or 2021 tax provision.

On December 27, 2020, the “Consolidated Appropriations Act, 2021” (the “CAA”) was signed into law. The CAA includes provisions meant to clarify and modify certain items put forth in CARES Act, while providing aid to businesses affected by the pandemic. The CAA allows deductions for expenses paid for by Paycheck Protection Program (“PPP”) and Economic Injury Disaster Loan (“EIDL”) . The Program, clarifies forgiveness of EIDL advances, and other business provisions. The Company analyzed the provisions of the CAA and determined there was no significant impact to its 2022 and 2021 tax provision.

(17)	Basic and Diluted Net Loss Per Share

The Company uses the two-class method to calculate net loss per share. No dividends were declared or paid for the years ended December 31, 2022 and December 31, 2021. Undistributed earnings for each period are allocated to participating securities, including the redeemable convertible preferred stock, based on the contractual participation rights of the security to share in the current earnings as if all current period earnings had been distributed. As there is no contractual obligation for the redeemable convertible preferred stock to share in losses, the Company’s basic net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average shares of common stock outstanding during periods with undistributed losses.

The following table sets forth the computation of the Company’s basic and diluted net loss per share attributable to common stockholders for the years ended December 31, 2022, 2021 and 2020 (in thousands, except share and per share amounts):

	Years Ended December 31,
	2022	2021	2020
Numerator:
Net loss attributable to common stockholder, basic and diluted	$(29,477)	$(9,282)	$(5,682)
Denominator:
Weighted average common shares outstanding, basic and diluted	7,907,929	4,104,927	1,921,106
Net loss per share attributable to common stockholder, basic and diluted	$(3.73)	$(2.26)	$(2.96)

Basic and diluted net loss per share attributable to common stockholders is the same for the years ended December 31, 2022, December 31, 2021 and December 31, 2020 because the inclusion of potential shares of common stock would have been anti-dilutive for the periods presented.

The following table presents the potential common shares outstanding that were excluded from the computation of diluted net loss per share of common stock as of the periods presented because including them would have been antidilutive:

	As of December 31,
	2022	2021	2020
Convertible preferred stock	34,311,133	16,564,370	16,564,370
Stock options issued and outstanding	10,291,367	4,421,528	4,076,010
Convertible notes	3,959,860	3,351,317	1,682,364
Preferred stock warrants	2,386,879	1,010,465	1,010,465
SAFE agreements	—	804,988	40,503
Common stock warrants	89,313	10,351	—

Potential common shares excluded from diluted net loss per share	51,038,552	26,163,019	23,373,712

(18)	Related Party Transactions

Related Party Convertible Promissory Notes

In 2020, the Company issued convertible promissory notes (“2020 Convertible Notes”) of approximately $3.8 million to various investors, out of which $3.3 million was issued to nine related parties. The related party debt is presented as convertible notes, net in the accompanying consolidated balance sheets, adjusted for deferred interest, allocated debt financing costs and derivative liability recorded as debt discount. The principal amount of the outstanding balance accrued interest at 2.0% per annum.

In 2021, the Company issued convertible promissory notes (“2021 Convertible Notes”) of approximately $4.8 million to various investors, out of which $3.6 million was issued to four related parties. The related party debt is presented as convertible notes, net’ in the accompanying consolidated balance sheets, adjusted for deferred interest, and allocated debt financing costs. The principal amount of the outstanding balance accrued interest at 2.0% per annum.

In March 2022, as part of the Company’s Series D redeemable convertible preferred stock issuance, the Company converted all of the outstanding convertible note series. As part of the conversion, the Company recognized a gain on the extinguishment of related party convertible notes of $1.4 million, which was recorded in other income (expense), net on the consolidated statements of operations and comprehensive loss.

In October through December 2022, the Company issued convertible promissory notes (“2022 Convertible Notes”) of approximately $12.0 million to various investors, out of which $8.6 million was issued to four related parties. Additionally, the Company acquired a related party convertible note, on the same terms as the 2022 Convertible Notes as part of the acquisition of Solaria with a fair value of $6.7 million at the time of the acquisition. The related party debt is presented as convertible notes, net due to related parties, noncurrent in the accompanying consolidated balance sheets. The principal amount of the outstanding balance on the 2022 Convertible Notes accrues at 5.0%, compounded annually. For the year-ended December 31, 2022, the Company has recognized $0.2 million in interest expense related to the related party 2022 Convertible Notes.

There were no other material related party transactions during the years ended December 31, 2022, 2021 or 2020.

(19)	Subsequent Events

In preparing the financial statements as of and for the year ended December 31, 2022, the Company evaluated subsequent events for recognition and measurement purposes through April 7, 2023, which is the date the financial statements were available to be issued. The Company noted no subsequent events through April 7 , 2023 that would materially impact the financial statements, except for the following:

In connection with the Business Combination Agreement, the Company has raised a series of convertible notes (“2023 Convertible Notes”) in January 2023 and February 2023 with additional investors, with an aggregate purchase price of $11.0 million. The 2023 Convertible Notes will convert to common shares of Complete Solaria, Inc. at the Closing. The 2022 Notes accrue interest at a rate of 5% per annum. Immediately prior to the Closing, the 2023 Convertible Notes will be converted into that number of shares of common stock of Complete Solaria equal to (x) the principal amount together with all accrued interest of the 2023 Convertible Notes divided by 0.75, divided by (y) the price of a share of common stock of Complete Solaria used to determine the conversion ratio in the Business Combination Agreement.

On March 10, 2023, the Federal Deposit Insurance Corporation (“FDIC”) announced the closure of Silicon Valley Bank (“SVB”). On March 13, 2023, pursuant to a joint statement released by the U.S. Department of the Treasury, the U.S. Federal Reserve, and the FDIC, the U.S. government reassured that all depositors will be fully protected. As of the date the accompanying consolidated financial statements were issued, the Company has transferred substantially all of its cash out of SVB to other financial institutions. The Company does not currently anticipate any disruption to its ongoing operations.

THE SOLARIA CORPORATION AND SUBSIDIARIES

Page
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2022 and DECEMBER 31, 2021 AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021:
Unaudited Condensed Consolidated Balance Sheets	F-123
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss	F-124
Unaudited Condensed Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit	F-125
Unaudited Condensed Consolidated Statements of Cash Flows	F-126
Notes to Unaudited Condensed Consolidated Financial Statements	F-127

INDEPENDENT AUDITOR’S REPORT

To the shareholders and the Board of Directors of The Solaria Corporation

Opinion

We have audited the consolidated financial statements of The Solaria Corporation and subsidiaries (the “Company”), which comprise the Consolidated Balance Sheets as of December 31, 2021 and 2020, and the related Consolidated Statements of Operations and Comprehensive Loss, Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Deficit, and Consolidated Statements of Cash Flows for the years then ended, and the related notes to the consolidated financial statements (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has experienced net operating losses from operations and negative cash flows from operations and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion.

Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ Deloitte & Touche LLP

San Francisco, California

February 9, 2023

THE SOLARIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

(In thousands, except par value and share amounts)

	December 31,	December 31,
	2021	2020
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$9,113	$9,802
Accounts receivable, net	6,288	13,318
Inventory, net	16,928	10,448
Prepaid expenses and other current assets	2,053	9,160

Total current assets	34,382	42,728
Restricted cash	4,802	3,747
Operating lease right-of-use assets, net and other noncurrent assets	1,755	2,534
Property and equipment, net	999	4,928

TOTAL ASSETS	$41,938	$53,937

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$5,489	$4,459
Accrued expenses and other current liabilities	11,713	9,975
Deferred revenue	75	2,070
Notes payable, net	10,912	5,938
Operating lease liability	283	390

Total current liabilities	28,472	22,832
NONCURRENT LIABILITIES:
Redeemable convertible preferred stock warrants liability	4,955	1,725
Operating lease liability, net of current portion	1,674	2,139
Other liabilities, noncurrent	2,341	2,280
Notes payable, net of current portion	41,197	11,171

Total liabilities	78,639	40,147

COMMITMENTS AND CONTINGENCIES (NOTE 14)
MEZZANINE REDEEMABLE CONVERTIBLE PREFERRED STOCK
Redeemable convertible preferred stock: par value of $0.001 per share; 13,500,285 shares authorized as of December 31, 2021 and 2020; issued and outstanding of 11,147,927 shares and 10,920,447 shares as of December 31, 2021 and 2020, respectively; aggregate liquidation value of $71.7 million and $71.3 million as of December 31, 2021 and 2020, respectively	72,061	71,152

STOCKHOLDERS’ DEFICIT
Common stock; par value $0.001 per share; 27,000,000 shares authorized as of December 31, 2021 and 2020; issued and outstanding of 2,001,357 shares and 1,841,452 shares as of December 31, 2021 and 2020, respectively	521	521
Class B common stock; par value $0.001 per share; 815 shares authorized as of December 31, 2021 and 2020; 815 shares issued and outstanding as of December 31, 2021 and 2020	1	1
Additional paid-in capital	178,309	175,285
Accumulated other comprehensive loss	(55)	(68)
Accumulated deficit	(287,538)	(233,101)

Total stockholders’ deficit	(108,762)	(57,362)

TOTAL LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT	$41,938	$53,937

See accompanying notes to consolidated financial statements

THE SOLARIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands)

	Years Ended December 31,
	2021	2020
Product revenue, net	$59,763	$48,328
Cost of revenue	61,144	47,950

Gross profit (loss)	(1,381)	378
Operating expenses
Research and engineering	4,345	2,964
Sales and marketing	7,244	7,349
General and administrative	9,789	9,905
Litigation-related costs	5,485	2,311
Impairment and related charges (Note 3)	17,052	395

Total operating expenses	43,915	22,924
Loss from operations	(45,296)	(22,546)
Interest expense	(5,221)	(2,763)
Interest income	6	130
Loss on extinguishment of debt (Note 7)	(5,384)	—
Other income (expense), net	1,458	1,404

Total other expenses, net	(9,141)	(1,229)

Loss before provision for income taxes	(54,437)	(23,775)
Provision for income taxes	—	80

Net loss	(54,437)	(23,855)
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustment, net of tax effect of $0, for the years ended December 31, 2021 and 2020	13	(68)

Net loss and comprehensive loss	(54,424)	(23,923)
Redeemable convertible preferred stock accretion	21	36

Net loss and comprehensive loss to common stockholders	$(54,403)	$(23,887)

See accompanying notes to consolidated financial statements

THE SOLARIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND

STOCKHOLDERS’ DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

(In thousands, except number of shares)

								Accumulated Other Comprehensive Loss
										Total Stockholders’
	Redeemable Convertible						Additional Paid-in		Accumulated
	Preferred Stock		Common Stock		Class B Common Stock		Capital		Deficit	Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount
Balance at December 29, 2019	10,151,638	$64,193	1,816,452	$521	815	$1	$172,469	$—	$(209,246)	$(36,255)
Exercise of options	—	—	25,000	—	—	—	10	—	—	10
Issuance of Series E-1 redeemable convertible preferred stock	768,809	6,748	—	—	—	—	—	—	—	—
Stock-based compensation	—	175	—	—	—	—	2,842	—	—	2,842
Currency translation adjustment	—	—	—	—	—	—	—	(68)	—	(68)
Redeemable convertible preferred stock accretion	—	36	—	—	—	—	(36)	—	—	(36)
Net loss	—	—	—	—	—	—	—	—	(23,855)	(23,855)

Balance at December 31, 2020	10,920,447	$71,152	1,841,452	$521	815	$1	$175,285	$(68)	$(233,101)	$(57,362)

Exercise of warrants	246,564	762	25,000	—	—	—	2	—	—	2
Exercise of options	—	—	159,583	—	—	—	370	—	—	370
Repurchase of common stock	—	—	(24,678)	—	—	—	—	—	—	—
Rescission of Series E-1 redeemable convertible preferred stock	(19,084)	—	—	—	—	—	—	—	—	—
Stock-based compensation	—	126	—	—	—	—	2,673	—	—	2,673
Currency translation adjustment	—	—	—	—	—	—	—	13	—	13
Redeemable convertible preferred stock accretion	—	21	—	—	—	—	(21)	—	—	(21)
Net loss	—	—	—	—	—	—	—	—	(54,437)	(54,437)

Balance at December 31, 2021	11,147,927	$72,061	2,001,357	$521	815	$1	$178,309	$(55)	$(287,538)	$(108,762)

See accompanying notes to consolidated financial statements

THE SOLARIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended
	December 31,	December 31,
	2021	2020
Cash Flows from Operating Activities
Net loss	$(54,437)	$(23,855)
Adjustments to reconcile net loss to net cash used in operating activities:
Debt amortization and non-cash interest expense	3,555	2,036
Loss on extinguishment of debt	5,384	—
Stock-based compensation	2,799	3,017
Change in fair value of redeemable convertible preferred stock warrant liability	(358)	(1,085)
Depreciation expense	1,290	451
Allowance for doubtful accounts expense	—	183
Impairment and related charges	17,052	395
Impairment of investment in privately held company	250	—
Noncash operating lease expense	283	336
Forgiveness of Paycheck Protection Plan (PPP) Loan	(1,433)	—
Other	13	135
Changes in operating assets and liabilities:
Accounts receivable, net	7,030	(501)
Inventory, net	(15,168)	2,393
Prepaid expenses and other current assets	2,970	(4,413)
Accounts payable	1,030	(2,189)
Accrued expenses and other current liabilities	(1)	3,216
Deferred revenue	(1,995)	(1,582)
Operating lease liability	(309)	(52)
Other liabilities, noncurrent	60	1,629

Net cash used in operating activities	(31,985)	(19,886)
Cash Flows from Investing Activities
Purchases of property and equipment	(1,827)	(2,935)
Proceeds from sale of property and equipment	248	—

Net cash used in investing activities	(1,579)	(2,935)
Cash Flows from Financing Activities
Proceeds from issuance of notes payable, net	33,415	21,933
Repayment of notes payable, net	(382)	(15,835)
Proceeds from issuance of preferred stock, net	—	6,748
Proceeds from exercise of redeemable convertible preferred stock warrants	512	—
Proceeds from exercise of stock options	372	10

Net cash provided by financing activities	33,917	12,856

Effect of Exchange Rate Changes	13	(67)
Net Change in Cash, Cash Equivalents and Restricted Cash	366	(10,032)
Cash, Cash Equivalents and Restricted Cash, beginning of year	13,549	23,581

Cash, Cash Equivalents and Restricted Cash, end of year	$13,915	$13,549

THE SOLARIA CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended
	December 31,	December 31,
	2021	2020
Supplemental Cash Flow Information
Taxes paid	$73	$98

Interest paid	$860	$353

Non-Cash Investing and Financing Activities
Preferred stock warrants issued in connection with the 2018 Bridge notes modification	$(731)	$—

Forgiveness of PPP Loan	$(1,433)	$—

See accompanying notes to consolidated financial statements

THE SOLARIA CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021, AND 2020

(In thousands, except share and per share amounts)

1.	ORGANIZATION

Description of Business

The Solaria Corporation was incorporated as a Delaware corporation on May 5, 2006. The Solaria Corporation (together with its subsidiaries, the “Company” or “Solaria”) designs, develops, manufactures, and generates revenue from the sale of silicon photovoltaic solar panels and licensing of its technology to third parties. The Company operates from its headquarters in Fremont, California.

Liquidity and Going Concern — Since inception, the Company has incurred recurring losses and negative cash flows from operations. The Company incurred net losses of $54.4 million and $23.9 million during the year ended December 31, 2021 and 2020, respectively, and had an accumulated deficit of $287.5 million as of December 31, 2021. The Company had cash and cash equivalents of $9.1 million as of December 31, 2021. Historically, the Company’s activities have been financed through private placements of equity securities and debt. The Company expects to incur significant operating expenses as it continues to grow its business. The Company believes that its operating losses and negative operating cash flows will continue into the foreseeable future. The Company’s history of recurring losses, negative operating cash flows and the need to raise additional funding to finance its operations raise substantial doubt about the Company’s ability to continue as a going concern.

As more fully described in Note 17, the Company was acquired by Complete Solar Holding Corporation (“Complete Solar”) in November 2022 and formed Complete Solaria, Inc. (“Complete Solaria”). As a result, the Company became a wholly-owned indirect subsidiary of “Complete Solaria” at that time. Subsequent to the acquisition, the combined company does business as Complete Solaria. The Company’s ability to continue as a going concern is dependent on its and Complete Solaria’s ability to improve profitability and cash flows as well as Complete Solaria’s ability to raise additional funds through debt and/or equity raises. As discussed in Note 17, Complete Solaria’s plan is to seek additional funding through completion of a business combination with Freedom Acquisition Corp. (“Freedom”), a special purpose acquisition corporation (“SPAC”). At this time, Complete Solaria is focused on completing the business combination, which is subject to approval of the shareholders of both companies, regulatory approval from the Securities and Exchange Commission (“SEC”) and other customary closing conditions and is limited in its efforts to raise additional capital from secondary sources.

If Complete Solaria fails to complete this business combination, it plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings and other sources. If Complete Solaria is not able to secure adequate additional funding when needed, the Company will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact the Company’s business, results of operations and future prospects.

While Complete Solaria and Solaria have historically been able to raise multiple rounds of financing, there can be no assurance that in the event additional financing is required, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on the Company’s ability to achieve their intended business objectives.

Therefore, there is substantial doubt about Solaria’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared assuming Solaria will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The Company’s consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Solaria Australia Pty. Ltd and TSC PowerHome BVd PLV Inc. All intercompany balances and transactions have been eliminated in consolidation.

The Company had 52 or 53 week fiscal year that ended on the Sunday nearest to December 31 of each year. Beginning 2020 the Company changed the fiscal year end to calendar year end.

Significant Risks and Uncertainties — The Company is subject to a number of risks that are similar to those which other companies of similar size in its industry are facing, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operations, competition from substitute products and services from larger companies, ability to develop sales channels and to onboard channel partners, as defined, protection of proprietary technology, patent litigation, dependence on key customers, dependence on key individuals, and risks associated with changes in information technology.

In March 2020, the World Health Organization declared the outbreak of a novel corona virus as a pandemic. The pandemic has reached every region of the world and has resulted in widespread impacts on the global economy. In response, the Company has modified certain business and workforce practices (including discontinuing non-essential business travel, implementing a temporary work-from-home policy for employees who can execute their work remotely and encouraging employees to adhere to local and regional social distancing guidelines, more stringent hygiene and cleaning protocols across the Company’s facilities and operations and self-quarantining recommendations) to conform to restrictions and best practices encouraged by governmental and regulatory authorities.

The quarantine of personnel or the inability to access the Company’s facilities or customer sites could adversely affect the Company’s operations. As of the date of this report, the Company’s efforts to respond to the challenges presented by the conditions described above have allowed the Company to minimize the impacts of these challenges to its business.

Use of Estimates—The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of income and expense during the reporting period. Such estimates include warranty cost, allowances for doubtful accounts, determination of the net realizable value of inventory, determination of the useful lives of property and equipment, assessment of the recoverability and fair values of property and equipment, valuation of deferred tax assets and liabilities, estimation of other accruals and reserves, determination of the fair value of debt, redeemable convertible preferred stock, common stock, simple agreements for future equity, stock option and restricted stock grants, and redeemable convertible preferred stock and common stock warrants. Management evaluates its estimates and assumptions on an ongoing basis using historical trends, market pricing, current events and other relevant assumptions and data points. Actual results could differ from those estimates and such differences may be material to the consolidated financial statements.

Foreign Currency—The Company’s reporting currency is the US dollar. The functional currency for each of the Company’s foreign subsidiaries is the local currency, as it is the monetary unit of account of the principal economic environments in which the Company’s foreign subsidiaries operate. Assets and liabilities of the foreign subsidiaries are translated at the current exchange rate as of the end of the period, and revenue and expenses are translated at the average exchange rates in effect during the period. The gain or loss resulting from the process of translating foreign currency financial statements into US dollar financial statements is accounted for as a foreign currency cumulative translation adjustment and is reported as a component of accumulated other comprehensive loss. Foreign currency transaction gains and losses resulting from transactions denominated in a currency other than the functional currency are recognized in Other Income (expense), net in the Consolidated Statements of Operations and Comprehensive Loss.

Comprehensive Loss—Comprehensive loss consists of two components, net loss and other comprehensive income (loss), net. Other comprehensive income (loss), net is defined as revenue, expenses, gains, and losses that under US GAAP are recorded as an element of stockholders’ deficit but are excluded from net loss. The Company’s other comprehensive loss consists of foreign currency translation adjustments that result from the consolidation of its foreign entities and is reported net of tax effects.

Cash and Cash Equivalents— The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. Cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021 and 2020, cash and cash equivalents consist primarily of checking and savings deposits.

Restricted Cash— The Company classifies all cash for which usage is limited by contractual provisions as restricted cash. Restricted cash consists of $4.8 million and $3.7 million deposited in money market account, which is used as cash collateral backing letters of credit related to customs duty authorities’ requirements as of December 31, 2021 and 2020, respectively. The Company has presented these balances under noncurrent assets in the consolidated balance sheets.

Total cash, cash equivalents and restricted cash is presented in the table below (in thousands):

	As of December 31,
	2021	2020
Cash and cash equivalents	$9,113	$9,802
Restricted cash	4,802	3,747

Total cash, cash equivalents and restricted cash	$13,915	$13,549

Accounts Receivable, net— Accounts receivable are recorded at invoiced amounts less allowances for bad debts that management believes will be adequate to absorb estimated losses on existing balances, or net realizable value. On a periodic basis, management evaluates accounts receivable and determines whether to record an allowance, or whether any account balances should be written off based on past history of write-offs, collections, and current credit conditions. A receivable is considered past due if the Company has not received payments based on agreed-upon payment terms. The Company generally does not require any security or collateral to support its accounts receivable. For the year ended December 31, 2021, accounts receivable write-offs and bad debt expense were zero. For the year ended December 31, 2020 accounts receivable write-offs were $0.1 million and bad debt expense was $0.2 million, respectively. As of December 31, 2021 and 2020, the allowance for doubtful accounts was $0.6 million. The Company did not record any impairment losses on accounts receivable in fiscal years 2020 and 2021.

Simple Agreement for Future Equity notes— The Company’s Simple Agreement for Future Equity notes (“SAFE”) are financial instruments whereby an investor provides an investment into the Company, and the note is subsequently converted into a preferred equity security at a discount to the price paid by other investors when and if preferred equity is issued through a qualifying capital raise. The SAFE notes are classified as liabilities as of December 31, 2021 and 2020 and key terms of such notes are described in Note 7.

The Company elected the fair value option for SAFE financial instruments, which requires these to be remeasured to fair value each reporting period with changes in fair value recorded in Other Income (expense), net in the Consolidated Statements of Operations and Other Comprehensive Loss, except for changes in fair value that result from a change in the instrument specific credit risk which are presented separately within other comprehensive income (loss). The fair value estimate includes significant inputs not observable in the market, which represent a Level 3 measurement within the fair value hierarchy. The decision to elect the fair value option is made on an instrument-by-instrument basis on the date the instrument is initially recognized, is applied to the entire instrument, and is irrevocable once elected. As a result of applying the fair value option, direct costs and fees related to issuance of SAFE were expensed as incurred.

As more fully described in Note 17, post consummation of the merger in November 2022, all SAFE notes were assumed by Complete Solar.

Fair Value Measurements— As more fully described in Note 7, the Company follows ASC 820, Fair Value Measurements, which establishes a common definition of fair value to be applied when U.S. GAAP requires the use of fair value, establishes a framework for measuring fair value, and requires certain disclosure about such fair value measurements. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. Fair value accounting is applied to all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the consolidated financial statements on a recurring basis (at least annually). Fair value is defined as the exchange price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Concentration of Credit Risk— Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Concentration risk for cash and cash equivalents is mitigated by banking with a creditworthy financial institution. At times, cash deposits have exceeded the federally insurable limit; however, the Company has not experienced any losses on its cash deposits and cash equivalents since inception. The Company generally does not require collateral or other security to support its accounts receivable. Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts as appropriate.

The Company had one major customer for the years ended December 31, 2021, and 2020, respectively. Major customers are defined as customers generating revenue greater than 10% of the Company’s revenue. Revenue from the major customer accounted for 69% and 58% of revenue for the years ended December 31, 2021, and 2020, respectively. Accounts receivable from the major customer totaled $3.6 million and $9.2 million as of December 31, 2021, and 2020, respectively.

For the year ended December 31, 2021, three suppliers represented 56% of the Company’s inventory purchases. For the year ended December 31, 2020, three suppliers represented 41% of the Company’s inventory purchases.

Inventory, net— Inventory, net consist of raw materials, work-in-progress, and finished goods, stated at the lower of actual cost (which approximates first-in, first-out basis) or net realizable value. The determination of net realizable value involves numerous judgments, including estimated future demand and selling prices. Inventory that is obsolete, in excess of the Company’s forecasted demand or is anticipated to be sold at a loss is written down to its estimated realizable value based on product life cycle, development plans, expected demand or quality issues.

Property and Equipment, net— Property and equipment, net is stated at cost and depreciated on a straight-line basis over the assets’ estimated useful lives. Equipment purchased but not yet placed into service is classified as construction in progress and is not depreciated until it is placed in service. Upon retirement or sale, costs and related accumulated depreciation are removed from the balance sheets and the resulting gain or loss is included in operating expense in the Consolidated Statements of Operations and Comprehensive Loss. Maintenance and repairs costs are charged to operations as incurred.

Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets, ranging from three years to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the remaining lease term.

Investment in Privately Held Company— In June 2015, the Company invested $0.3 million in a privately held company and accounted for such investment using the cost method. As of December 31, 2020, this investment is included in other noncurrent assets in the consolidated Balance Sheet. The Company monitors the investment for impairment and makes appropriate reductions in carrying value if the Company determines that an impairment charge is required based primarily on the financial condition and near-term prospects of the investee. In December 2021, the Company determined the investment carrying value to be fully impaired and recorded a $0.3 million expense to Other Income (expense), net in the Consolidated Statements of Operations and Comprehensive Loss.

Impairment of Long-Lived Assets— The Company periodically evaluates the carrying value of long-lived assets to be held and used when indicators of impairment exist. The carrying value of a long-lived asset to be held and used is considered impaired when the estimated separately identifiable undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the estimated cash flows discounted at a rate commensurate with the risk involved. As discussed in Note 3, in December 2021, the Company recorded a write-down of assets associated with its Solar Park contract manufacturer in Korea. Equipment with a net carrying value of $4.2 million was fully written off as part of the Solar Park write-down. In addition, as discussed in Note 5, in March of 2020, the Company recorded an impairment charge of $0.4 million related to the abandonment of certain manufacturing equipment which was no longer expected to be completed. No other significant impairment charges have been recorded in the periods presented.

Commitments and Contingencies— The Company is and may become involved in various legal proceedings arising from its business activities. While management is not aware of any litigation matter that in and of itself would have a material adverse impact on the Company’s consolidated results of operations, cash flows or financial position, litigation is inherently unpredictable, and depending on the nature and timing of a proceeding, an unfavorable resolution could materially affect the Company’s future consolidated results of operations, cash flows or financial position in a particular period. The Company assesses contingencies to determine the degree of probability and range of possible loss for potential accrual or disclosure in the Company’s consolidated financial statements.

An estimated loss contingency is accrued in the Company’s consolidated financial statements if it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Because litigation is inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about future events. When evaluating contingencies, the Company may be unable to provide a meaningful estimate due to a number of factors, including the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matters. In addition, damage amounts claimed in litigation against the Company may be unsupported, exaggerated or unrelated to reasonably possible outcomes, and as such are not meaningful indicators of the Company’s potential liability.

Revenue Recognition— In May 2014, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance, Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers that supersedes nearly all U.S. GAAP on revenue recognition and eliminates legacy industry-specific guidance. Since its issuance, the FASB has issued several amendments to ASC 606. The Company adopted ASC 606 on January 1, 2018, using the modified retrospective method.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its arrangements with customers:

•	Identify the contract with a customer;

•	Identify the performance obligations in the contract;

•	Determine the transaction price;

•	Allocate the transaction price to the performance obligations in the contract; and

•	Recognize revenue as performance obligations are satisfied.

ASC 606 provides a unified model in determining when and how revenue is recognized with the core principle that revenue should be recognized when a customer obtains control of the promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company generates revenues from the sale of silicon photovoltaic solar panels and licensing of the Company’s technology to third parties.

The Company contracts with customers under non-cancellable arrangements. While customers, including distributors, may cancel master purchase agreements for convenience at any time, customers may not cancel or modify purchase orders placed under the terms of such master purchase agreements after 4 weeks from the scheduled delivery date. Each purchase order is therefore a contract with the customer, i.e., the purchase of a quantity of any given, single product; further, purchase orders do not commit the customer to purchase any further volumes over time. Contract modifications do not carry revenue recognition implications as no revenue is recognized until control over products, or intellectual property, as applicable, has transferred to the customer.

The Company’s contracts with customers consist of a single performance obligation as the Company has no practice of selling products and licensing its intellectual property under the same arrangement. Products and licensed intellectual property are distinct performance obligations. Customers can benefit from the panels and intellectual property on their own – the panels and intellectual property can be used on their own, and the panels do not require integration with other offerings, do not modify or customize (or are being modified or customized by) other offerings, and are not highly interrelated or interdependent with other offerings. Similarly, no purchase of panels is required for the customer to be able to use the intellectual property as intended, and updates, if any, to the intellectual property being licensed are not critical to the customer’s ability to derive the intended benefits from such licensing arrangement over the licensing term. The Company does not offer extended warranty for customers to purchase, nor does the Company sell any services related to the panels. Further, while customers do have the option to purchase additional quantities of any given products, such options do not grant material rights to the customer as all such options are priced similarly to the upfront transaction and the pricing of each purchase order is highly variable.

The transaction price is determined based on the total consideration specified in the contract, including variable consideration. Variable consideration consists of a variety of incentives, such as volume-based rebates and price protection. The Company uses the expected-value method to estimate variable consideration, which results in a reduction of the transaction price.

The pricing of each purchase order is separately negotiated and is reflective of management’s pricing objectives in agreeing to honor such purchase order once agreed to. No reallocation of the transaction price is generally required as contracts with customers typically include a single performance obligation.

The Company recognizes revenue from sales of products as control is transferred to the customer, generally upon delivery to the customer’s premises as customers do not have rights of return and the Company does not have significant obligations post shipment. In instances where the price of a licensing arrangement is fixed at arrangement inception, license revenue is recognized at the time control over the related intellectual property has transferred to the customer. In instances where the pricing of a licensing arrangement is royalty-based, revenue is recognized based on estimates of the licensee’s estimated use of the licensed intellectual property in the period of reference, with a true up being recorded as actual use becomes known based on royalty reports received from the licensee.

Revenue is recognized net of sales taxes charged to customers. The Company accounts for shipping and handling costs as fulfillment costs.

Capitalized Contract Acquisition Costs and Fulfillment Cost— Contract acquisition costs primarily consist of commissions that the Company incurs to obtain a contract with a customer. These costs are incremental (i.e., no commissions are due and payable unless a contract is entered into with a customer) and recoverable. However, as the period from fulfillment of the performance obligation to rights to payment does not exceed a year, commission, costs, as permitted by the practical expedient, are expensed upon control of the product transferring to the customer, generally upon delivery because based on the above, these costs do not benefit future periods.

Cost of Revenue— Cost of revenue consists primarily of direct production costs, including labor, materials, and subcontractor costs, indirect labor and overhead costs related to manufacturing activities; depreciation of production equipment, and allocated facilities costs.

Shipping and Handling— The Company considers shipping and handling to represent activities performed in fulfilling the contract with the customer. When shipping is charged to the customer, the Company nets such charges against actual shipping costs incurred. Taxes imposed by governmental authorities on the Company’s revenue producing activities, such as sales taxes, are excluded from net sales.

Warranty Cost— The Company warrants that its products will operate substantially in conformity with published product specifications, generally for a period of twenty-five years. The Company does not sell extended warranty coverage. The warranties provide the purchaser with protection in the event of defect or failure to perform as warranted. In fiscal year 2020, the Company changed its warranty accrual calculation methodology from a revenue-based methodology to a cost of goods sold-based methodology. Management concluded that the impact of such change in the period of change and in all periods prior to such change was de minimis and therefore reflected the impact of the change in the period the change was effected. Therefore, all periods presented are materially consistent. The Company accrues the estimated cost of warranties in the period the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost per claim, and knowledge of specific product failures outside the Company’s typical experience. Estimated warranty obligations as of December 31, 2021 and 2020 were $1.7 million and $1.2 million, respectively, and are included in Accrued expenses and other current liabilities in the consolidated balance sheets.

The following table is a roll forward of warranty cost as of December 31, 2021, and 2020 (in thousands):

	As of December 31,
	2021	2020
Beginning balance	$1,248	$929
Warranty settlements	(135)	(224)
Additions to warranty accrual	625	543

Ending balance	$1,738	$1,248

Warranty cost, current	$87	$62
Warranty cost, noncurrent	1,651	1,186

Total warranty cost	$1,738	$1,248

Research and Engineering— Research and engineering costs that do not meet the criteria for capitalization are expensed as incurred. Research and engineering costs primarily consist of compensation, employee benefits, stock-based compensation related to technology developers and product management employees, as well as fees paid for outside services.

Sales and Marketing— Sales and marketing costs are charged to expense as incurred. The Company incurred advertising costs amounting to $0.6 million and $0.3 million for the years ended December 31, 2021 and 2020, respectively.

General and Administrative— General and administrative expenses primarily consist of employee compensation, including stock-based compensation and benefits for the Company’s finance, human resources, legal, and general management functions as well as facilities and professional services.

Litigation-Related Costs – primarily consist of legal costs incurred in connection with the Company’s patent infringement claims against Canadian Solar, Inc (“Canadian Solar”) filed by Solaria in March 2020 in the Federal District Court for the Northern District of California and in the United States International Trade Commission (ITC) and related to Solaria’s proprietary shingled solar module technology. An initial determination in favor of the Company by the Chief Administrative Law Judge of the United States International Trade Commission was reached in October 2021. ln June 2022, the Company announced that it has settled its patents infringement claims and would terminate the litigation against Canadian Solar in return for Canadian Solar ceasing its importation of shingled solar panels into the United States for seven years.

Stock-Based Compensation— The Company accounts for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation (“ASC 718”).

The Company grants stock options to its employees, directors and consultants for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. All stock-based payments to employees and non-employees, including grants of stock options, are recognized in the consolidated financial statements based on their respective grant date fair values.

The Company estimates the fair value of stock-based payments on the date of grant using the Black-Sholes-Merton option pricing model. The model requires management to make a number of assumptions, including the expected volatility of the Company’s stock, the expected life of the option, the risk-free interest rate, expected dividends, and forfeiture rates. The fair value of the stock options, adjusted for forfeitures, is expensed over the related service period which is typically the vesting period.

Redeemable Convertible Preferred Stock Warrants— The Company accounts for the outstanding warrants exercisable into shares of the Company’s redeemable convertible preferred stock in accordance with FASB Accounting Standards Codification (ASC) Topic 480, Distinguishing Liabilities from Equity. Under Topic 480, the Company is required to classify certain warrants to purchase shares of stock as liabilities and adjust the warrant instruments to fair value at each reporting period. At the end of each reporting period, changes in fair value during the period are recognized as a component of Other Income (expense), net in the Consolidated Statements of Operations and Comprehensive Loss. The Company will continue to adjust the preferred stock warrant liability for changes in the fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including completion of an initial public offering, at which time the warrant liability will be reclassified to additional paid-in capital.

Income Taxes— The Company accounts for income taxes using the asset and liability method as described in ASC 740, Income Taxes. Deferred income taxes are recognized by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and income tax credit carryforwards. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the Consolidated Statements of Operations and Comprehensive Loss in the period that includes the enactment date. Deferred income taxes are netted and classified as a noncurrent asset or liability on the consolidated balance sheets.

In evaluating the ability to recover its deferred income tax assets, the Company considers all available positive and negative evidence, including its operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis. In the event the Company determines that it would be able to realize its deferred income tax assets in the future in excess of their net recorded amount, it would make an adjustment to the valuation allowance that would reduce the provision for income taxes. Conversely, in the event that all or part of the net deferred tax assets are determined not to be realizable in the future, an adjustment to the valuation allowance would be charged to earnings in the period when such determination is made. As more fully discussed in Note 12, as of December 31, 2021 and 2020 the Company had fully reserved its deferred tax assets.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than

50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Leases— The Company early adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), as amended (“ASC 842”) effective January 1, 2018 using the modified retrospective transition approach by applying the new standard to all leases existing at the date of initial application. ASC 842 requires all lessees to recognize most leases on their balance sheets as lease right-of-use (“ROU”) assets with corresponding lease liabilities.

Operating lease right-of-use assets and operating lease liabilities are recognized at the present value of the future lease payments, generally for the base lease term, at the lease commencement date for each lease. The interest rate used to determine the present value of the future lease payments is the Company’s incremental borrowing rate because the interest rate implicit in most of the Company’s leases is not readily determinable. The Company’s incremental borrowing rate is estimated to approximate the interest rate that the Company would pay to borrow on a collateralized basis with similar terms and payments as the lease, and in economic environments where the leased asset is located.

Operating lease right-of-use assets also include any prepaid lease payments and lease incentives. The Company’s lease agreements generally contain lease and non-lease components. Non-lease components, which primarily include payments for maintenance and utilities, are combined with lease payments and accounted for as a single lease component. The Company includes the fixed non-lease components in the determination of the right-of-use assets and operating lease liabilities. The Company records the amortization of the right-of-use asset and the accretion of lease liability as rent expense included in general and administrative, cost of revenue, research and engineering and sales and marketing in the consolidated statement of operations and comprehensive loss. The Company did not identify any finance leases at December 31, 2021 and 2020.

When lease agreements provide allowances for leasehold improvements, the Company assesses whether it is the owner of the leasehold improvements for accounting purposes. When the Company concludes that it is the owner, the Company capitalizes the leasehold improvement assets and recognizes the related depreciation expense on a straight-line basis over the lesser of the lease term or the estimated useful life of the asset. Additionally, the Company recognizes the amounts of allowances to be received from the lessor as a reduction of the lease liability and the associated right-of-use asset. When the Company concludes that it is not the owner, the payments that the Company makes towards the leasehold improvements are accounted as a component of the lease payments.

Accounting Pronouncements Recently Adopted — In August 2018, the FASB issued ASU No. 2018-15, Intangibles-Goodwill and Other-Internal-Use Software (350-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement. This guidance evaluated such costs for capitalization using the same criteria as for internal-use software development costs, with amortization expense being recorded in the same income statement expense line as the hosted service costs and over the expected term of the hosting arrangement. This ASU is effective for the Company on January 1, 2021. The adoption of this ASU on January 1, 2021 did not have a material impact to the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The amendments in ASU 2020-06 simplify accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will no longer be available. ASU 2020-06 is effective for interim and annual reporting periods beginning after December 15, 2023, with early adoption permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal year. The Company adopted the new standard on January 1, 2022 under the modified retrospective approach resulting in a cumulative catch-up adjustment of $1.1 million to accumulated deficit and additional paid-in capital as of the date of adoption related to the beneficial conversion feature related to the 2018 Bridge Notes as discussed in Note 7.

Recent Accounting Pronouncements Not Yet Adopted

The Company currently qualifies as an EGC under the JOBS Act. Accordingly, the Company has the option to adopt new or revised accounting guidance either (i) within the same periods as those otherwise applicable to non-emerging growth companies or (ii) within the same time periods as private companies. The Company has elected to adopt new or revised accounting guidance within the same time period as private companies, unless, as indicated below, management determines it is preferable to take advantage of early adoption provisions offered within the applicable guidance.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB’s guidance on the impairment of financial instruments. Topic 326 adds to GAAP an impairment model (known as the “current expected credit loss model”) that is based on expected losses rather than incurred losses. ASU 2016-13 is effective for the Company’s annual and interim periods beginning after December 15, 2022 with early adoption permitted. The Company does not expect to early adopt the new standard. The Company is currently evaluating the impact of ASU 2016-13 on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021 and for interim periods within fiscal years beginning after December 15, 2022. Most amendments within this accounting standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company adopted ASU 2019-12 under the private company transition guidance beginning January 1, 2022, the adoption did not have an impact on the Company’s financial statements.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). This guidance clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company adopted ASU 2021-04 under the private company transition guidance beginning January 1, 2022, the adoption did not have an impact on the Company’s financial statements.

3.	SOLAR PARK RELATED COSTS

In December 2021 the Company determined that it would no longer utilize Solar Park Korea Co., Ltd. (“Solar Park”), a contract manufacturer, for production of solar panels. Solar Park was experiencing serious financial issues during the fourth quarter of 2021.

As of December 31, 2021, the Company evaluated the relevant facts and circumstances, determined that substantially all Company assets associated with Solar Park were at risk. Accordingly, the Company wrote off the full carrying value of the assets described below Solar Park as a component of operating expenses in the consolidated statement of operations and comprehensive loss for the year ended December 31, 2021 (in thousands):

Description	Amount
Inventory and related advances write-down	$9,123
Equipment and related advances write-down	7,928

Total	$17,052

These amounts include inventory of $8.7 million, inventory-related advances of $0.4 million, equipment of $4.2 million and equipment-related advances of $3.7 million. The Company utilized inventory held outside of Solar Park to facilitate its transition to a new provider during fiscal year 2022.

As discussed in Notes 14 and 17, in June 2022, the Company filed a notice of arbitration with the Singapore International Arbitration Centre (“SIAC”) seeking approximately $47.0 million in damages against Solar Park in connection with the write-downs described above and other costs related to the loss of Solar Park’s production and transition to a new provider. Solar Park filed a response with SIAC in June 2022 asserting damages of approximately $30.0 million against the Company. The arbitration hearing, is expected to occur during the first half of 2024.

4.	REVENUE

The Company generates revenues from the sale of silicon photovoltaic solar panels and licensing of the Company’s technology to third parties.

Product Sales— The Company recognizes revenue from sales of products as control is transferred to customers, which generally occurs upon delivery to the customer’s premises. Other than standard warranty obligations, there are no rights of return or significant post-shipment obligations with respect to the Company’s products. Contracts with customers consist of a single performance obligation, hence the entire transaction price is allocated to this single performance obligation. In determining the transaction price in contracts with customers, the Company reduces revenue for the estimated costs of customer and distributor programs and incentive offerings such as price protection and rebates. Any provision for customer and distributor programs and other discounts is recorded as a reduction of revenue at the time of sale based on an evaluation of the contract terms and historical experience.

License Revenue — The Company derives revenue from the licensing of the Company’s technology to third parties. Revenue from functional IP licensing arrangements is recognized at a point in time when control over the licensed technology is transferred to the customer. License fees, i.e., royalties, that are not fixed at contract inception are recognized over time upon occurrence of the later of the subsequent technology sale or usage, or satisfaction of the performance obligation to which some or all of the usage-based royalty relates. The Company recorded license revenue amounting to $0.03 million and $0.2 million for the years ended December 31, 2021, and 2020, respectively, which is included under product revenue, net in the Consolidated Statements of Operations and Comprehensive Loss.

Disaggregated revenue by primary geographical market and business activity are as follows (in thousands):

	Years Ended December 31,
	2021	2020
Primary geographical markets
U.S.	$56,577	$46,158
International	3,186	2,170

Total	$59,763	$48,328

Product sales	$59,737	$48,098
Royalty	26	230

Total revenue	$59,763	$48,328

Contract Balances — Contract liabilities consist of deferred revenue or customer deposits and relate to amounts invoiced to or advance consideration received from customers, which precede the Company’s satisfaction of the associated performance obligation(s).

The following table is a roll forward of deferred revenue balances as of December 31, 2021, and 2020 (in thousands):

	Years Ended December 31,
	2021	2020
Deferred revenue—beginning balance	$2,070	$2,246
Additions	1,494	5,624
Revenue recognized	(3,489)	(5,800)

Deferred revenue—ending balance	$75	$2,070

As of December 31, 2021, and 2020, the Company’s deferred revenue is expected to be recognized during the succeeding 12-month period and is therefore presented as deferred revenue, current, in the consolidated balance sheets.

5.	FINANCIAL STATEMENT COMPONENTS

Inventories, Net—The components of inventories as of December 31, 2021 and 2020, respectively, were as follows (in thousands):

	As of December 31,
	2021	2020
Finished goods	$16,928	$5,029
Work in progress	—	1,712
Raw materials	—	3,707

Total inventory, net	$16,928	$10,448

As of December 31, 2021 and 2020 reserves for inventory obsolescence were $0.1 million and $0.2 million, respectively.

As more fully discussed in Note 3, in December 2021, the Company wrote off approximately $8.7 million of inventory which is held at the Solar Park contract manufacturer’s site in Korea and is not expected to be recoverable.

Property and Equipment, net— Property and equipment, net as of December 31, 2021 and 2020, consist of the following (in thousands):

	As of December 31,
	2021	2020
Manufacturing equipment	$3,195	$7,316
Leasehold improvement	864	1,080
Furniture, fixtures and office equipment	66	100

	$4,125	$8,496
Less: Accumulated depreciation	(3,126)	(3,568)

Total property and equipment, net	$999	$4,928

Total depreciation expense for the years ended December 31, 2021, and 2020 was $1.3 million and $0.5 million, respectively.

In addition, in March of 2020, the Company recorded an impairment charge of $0.4 million related to the abandonment of certain manufacturing equipment which was no longer expected to be completed. These assets were previously included as a component of Construction in Progress within Property and Equipment. The write-down was included in the Consolidated Statement of Operations and Comprehensive Loss as Impairment and Related Charges.

As more fully discussed in Note 3, the Company wrote off approximately $4.2 million net carrying value of manufacturing equipment which is held at the Solar Park contract manufacturer’s site in Korea and is not expected to be recoverable.

Accrued Expenses and Other Current Liabilities— Accrued expenses and other current liabilities consist of the following (in thousands):

	As of December 31,
	2021	2020
Accrued purchases	$2,657	$1,400
Accrued rebates and credits	1,967	2,313
Warranty cost, current	87	62
Other taxes payable	1,053	2,275
Customer deposits	773	452
Accrued payroll	784	1,099
Current portion of amount payable to a vendor (Note 14)	1,699	1,252
SCI Term Loan and Revolving Loan amendment fees (Note 7)	1,700	—
Other accrued liabilities	993	1,122

Total accrued expenses and other current liabilities	$11,713	$9,975

Other income (expense), net

Other income (expense), net consists of the following (in thousands):

	Years Ended December 31,
	2021	2020
Forgiveness of Paycheck Protection Program Loan (Note 7)	$1,433	$—
Change in fair value of redeemable convertible preferred stock warrant liability (Note 8)	358	1,085
Write-off of Investment in Privately Held Company	(250)	—
Others	(83)	319

Total other income (expense), net	$1,458	$1,404

6.	LEASES

Operating Leases— In April 2018, the Company entered into a 56-month lease agreement for an office space in Oakland, California for $0.8 million in total payments. Effective June 2021, the Company terminated the lease agreement and agreed to settle the unpaid rent and related legal costs for $0.3 million. As a result, the Company derecognized the Oakland right-of use asset and corresponding lease liability and recognized a loss of $0.01 million as Other Income (Expense), net in the Consolidated Statement of Operations and Comprehensive Loss for the year ended December 31, 2021.

In November 2019, the Company entered an 84-month lease for office and manufacturing space in Fremont, California (“Fremont facility”) for $3.3 million in total payment. The Company has an option to renew the lease for five years. Lease renewals are not assumed in the determination of the lease term until the exercise of the renewals are deemed to be reasonably certain.

Operating lease right of use assets and lease liability as of December 31, 2021 and 2020 were as follows (in thousands):

	As of December 31,
	2021	2020
Operating lease right-of-use assets, net	$1,642	$2,156

Lease liabilities:
Current	$283	$390
Noncurrent	1,674	2,139

Total lease liabilities	$1,957	$2,529

For the years ended December 31, 2021 and 2020, the Company incurred operating leases expenses of $0.7 million and $0.8 million, respectively, which is included in research and engineering, sale and marketing and general and administrative expenses in the consolidated statement of operations and comprehensive loss.

Supplemental cash flow information and non-cash activity related to the Company’s operating leases for the years ended December 31, 2021 and 2020, respectively, were as follows (in thousands):

	As of December 31,
	2021	2020
Cash payments included in the measurement of operating lease liability – operating cash flows	$991	$441

As of December 31, 2021, future minimum lease payments under the noncancellable lease agreements are as follows (in thousands):

Future Operating Lease Payments	Amount
2022	$512
2023	528
2024	548
2025	559
Thereafter	477

Reasonably certain future lease payments	2,624
Less imputed interest	(667)

Total operating lease liability	1,957
Less current portion	283

Operating lease liability, noncurrent	$1,674

	As of December 31,
	2021	2020
Weighted-average remaining lease term	4.4 Years	5.3 Years
Weighted-average lease discount rate	12.75%	12.75%

As of December 31, 2021 and 2020, the discount rate of 12.75% for the operating lease was determined based on recent debt financing transaction.

7.	NOTES PAYABLE, NET

Notes payable, net consists of the following (in thousands):

	As of December 31,
	2021	2020
2018 Bridge Notes	$7,076	$4,422
Payroll Protection Program Loan	1,414	1,433
Simple Agreement for Future Equity Note	34,001	2,000
Term and Revolver Loan	9,618	9,254

Total notes payable, net	52,109	17,109
Less current portion	(10,912)	(5,938)

Notes payable, net of current portion	$41,197	$11,171

2018 Bridge Notes

In December 2018, the Company issued senior subordinated convertible secured notes (“2018 Notes”) totaling approximately $3.4 million in exchange for cash. The notes bear interest at the rate of 8% per annum and the investors are entitled to receive twice of the face value of the notes at maturity. The 2018 Notes are secured by substantially all of the Company’s assets.

In connection with the 2018 Notes, the Company originally issued warrants to purchase 486,240 shares of its common stock at $0.01 per share. The warrants, which were exercisable upon issuance, expire in December 2023. At issuance, the Company determined the relative fair value of the warrants to be $1.1 million. The Company recorded the fair value of the warrant as a debt discount within additional paid-in capital. After allocating $1.1 million to the warrant, the fair value of preferred stock in which the notes could be converted exceeded the carrying value of the notes. As such the conversion feature under the notes was considered a beneficial conversion feature which was treated as debt discount and amortized to interest expense using the effective interest rate method. The Company recorded an additional $1.1 million discount to the notes within additional paid-in capital.

In December 2021, the Company entered into an amendment to the 2018 Notes extending the maturity date from December 13, 2021 to December 13, 2022. In connection with the amendment, the notes will continue to bear interest at 8% per annum and are entitled to a repayment premium of 110% of the principal and accrued interest at the time of repayment. Additionally, the Company issued warrants to purchase 196,462 shares of Series E-1 redeemable convertible preferred stock (“Series E-1 warrants”) at $4.59 per share in connection with the amendment. The warrants were exercisable immediately and expire on December 13, 2031. Upon issuance, the Company determined the fair value of the warrants to be $0.7 million using the Black-Scholes option-pricing model using the following assumptions: no dividends; risk-free interest rate of 1.42%; contractual life of 10 years; and expected volatility of 54.4%. The Series E-1 warrants qualified as liabilities as the underlying preferred stock were contingently redeemable upon the occurrence of a change in control, which is outside the control of the Company. At December 31, 2021, all of the warrants issued remain outstanding.

The Company concluded that the modification was a troubled debt restructuring as the Company was experiencing financial difficulty and the amended terms resulted in a concession to the Company. As the future undiscounted cash payments under the modified terms exceeded the carrying amount of the 2018 Notes on the date of modification, the modification was accounted for prospectively. Additionally, the Company recorded the fair value of the Series E-1 warrants as a reduction of Notes payable, net of discounts to the restructured notes on the date of modification. The debt discount and incremental repayment premium are being amortized to interest expense using the effective interest rate method.

The net carrying value of 2018 Bridge Notes was as below (in thousands):

	As of December 31,
	2021	2020
Principal	$7,777	$5,555
Less: unamortized debt discount	(701)	(1,133)

Net carrying value	7,076	4,422
Less: current portion	(7,076)	(4,422)

Total noncurrent portion	$—	$—

The following table sets forth the total interest expense recognized related to the 2018 Bridge Notes (in thousands):

	As of December 31,
	2021	2020
Amortization of debt discount	$1,160	$643
Contractual interest expense	2,223	1,335

Total interest expense	$3,383	$1,978

Effective interest rate of the liability component	32.6%	32.6%

Paycheck Protection Program Loan

In May 2020, the Company entered into an unsecured promissory note under the Payroll Protection Program (“PPP Loan”), with a bank under the PPP administered by the United States Small Business Administration (“SBA”) and authorized by the Keeping American Workers Employed and Paid Act, which is part of the CARES Act, enacted on March 27, 2020. The PPP Loan may be prepaid, in full or in part, at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, the Company can apply for, and be granted, forgiveness for all or a portion of the PPP Loan. The principal amount of the PPP Loan is $1.4 million. The PPP Loan is non-interest bearing and has a maturity date of less than a year. The PPP Loan was forgiven in full in March 2021 and as a result gain on forgiveness of debt of $1.4 million is recorded within Other income (expense), net in the Company’s Consolidated Statements of Operations and Comprehensive Loss for the year ended December 31, 2021.

In February 2021, the Company obtained a PPP Loan with a principal amount of $1.4 million. The PPP Loan bears interest at less than 1% per annum and has a maturity date of less than one year. The PPP Loan principal and accrued interest was forgiven in full in January 2022.

Simple Agreement for Future Equity Notes

The Company entered into various interest free unsecured SAFE notes agreements and raised $32.0 million in fiscal 2021 and $2.0 million in fiscal 2020. The number of shares to be issued upon conversion of the SAFE notes are subject to the following:

Equity Financing – In the event of certain equity financing before the termination of the SAFE note, on the initial closing of such equity financing, the SAFE note will automatically convert into the number of shares of SAFE preferred stock in accordance with the terms of the SAFE agreement. In the event of certain other financing before the termination of the SAFE note, the investor may elect to convert the SAFE note into preferred stock equal based on the terms of the SAFE agreement.

Public Offering – If there is an Initial Public Offering (“IPO”) before the termination of the SAFE note, the SAFE note will automatically convert into the right to receive the number of shares of common stock according to the terms of the SAFE agreement.

Change of Control – If there is a Change of Control before the termination of the SAFE note, the SAFE note will automatically convert into the right to receive a portion of proceeds according to the terms of the SAFE agreement.

Dissolution Event – If there is a Dissolution Event before the termination of the SAFE note, the investor will automatically be entitled to receive a portion of proceeds according to the terms of the SAFE agreement.

Valuation Caps – the SAFE notes are subject to a valuation cap. The valuation cap is $190.0 million for each of 33 notes with aggregate principal of $30.0 million. Two notes with principal balance of $2.0 million each have valuation caps of $219.1 million and $221.1 million, respectively.

The Company elected to account for all of the SAFE notes at estimated fair value pursuant to the fair value option and recorded the change in estimated fair value as Other income (expense), net in the Consolidated Statements of Operations and Comprehensive Loss until the notes are converted or settled.

The estimated fair values of SAFE notes approximated the face value and is considered a Level 3 fair value measurement.

Term and Revolver Loan

In October 2020, the Company entered into a loan agreement (“Loan Agreement”) with Structural Capital Investments III, LP (“SCI”).

The Loan Agreement with SCI comprises of two facilities, a term loan (the “Term Loan”) and a revolving loan (the “Revolving Loan”) (together “Original Agreement”) for $5.0 million each with a maturity date of October 31, 2023. Both the Term Loan and the Revolving Loan were fully drawn upon closing.

The Term Loan has a term of thirty-six months, equal monthly payments of principal beginning November 2021 until the end of the term and an annual interest rate of 9.25% or Prime rate plus 6%, whichever is higher. The Revolving Loan also has a term of thirty-six months, principal repayments at the end of the term and an annual interest rate of 7.75% or Prime rate plus 4.5%, whichever is higher. The Loan Agreement required the Company to meet certain financial covenants relating to maintenance of specified restricted cash balance, achieving specified revenue target and maintaining specified contribution margin (“Financial covenants”) over the term of each of the Term Loan and Revolving Loan.

In October 2020, the Company recorded debt issuance costs discount totaling $0.8 million related to the Original agreement. The total debt issuance costs and discount is being amortized to interest expense using the effective interest method.

In February 2021, the Company entered into an Amended and Restated Loan and Security Agreement as a First Amendment to the Original Agreement (“First Amendment”) to revise certain financial covenants within the Original Agreement.

In July 2021, the Company entered into an amendment to the Original Agreement (“Second Amendment”) as a forbearance agreement for SCI to forbear from exercising any rights and remedies available to it as a result of Company not meeting certain Financial Covenants required by the Original Agreement. As a result of this amendment changes were made to the financial covenants. The Company incurred $1.2 million in amendment fee related to the Second Amendment which was recognized as loss on extinguishment of debt discussed below.

In connection with the Second Amendment, the Company issued E-1 Warrants to purchase 305,342 shares of Series E-1 redeemable convertible preferred stock (“SCI Series E-1 warrants”) at $4.59 per share. The warrants were fully exercisable in whole or in part at any time during the term of the Original agreement. The SCI Series E-1 Warrants are scheduled to expire on July 30, 2031. Upon issuance, the Company determined the fair value of the warrants to be $1.2 million using the Black-Scholes option-pricing model using the following assumptions: no dividends; risk-free interest rate of 1.44%; contractual life of 10 years; and expected volatility of 55.7%. The Series E-1 warrants qualified as liabilities as the underlying preferred stock were contingently redeemable upon the occurrence of a change in control, which is outside the control of the Company.

The Company concluded that the modification to the terms of the Second Amendment changed the present value of cash flows by more than 10% and, as such, was treated as a debt extinguishment. The Company recognized a loss on extinguishment of debt of $3.0 million in the Consolidated Statements of Operations and Comprehensive Loss in July 2021 which included the fair value of SCI Series E-1 warrants of $1.2 million issued in connection with the modification and $1.2 million amendment fee.

In December 2021, the Company entered into an amendment to the Original Agreement (“Third Amendment”) as a forbearance agreement for SCI to forbear from exercising any rights and remedies available to it as a result of Company not meeting certain Financial Covenants required by the Original agreement. As a result of this amendment changes were made to the financial covenants. The Company incurred $0.5 million in amendment fee related to the Third Amendment and also paid default interest amounting to $0.3 million for the period April 2021 through November 2021. In connection with the Third Amendment, the Company further amended the exercise price of the Series D-1 Preferred Stock Warrants to $2.17 per share and also amended the number of warrants. As of the date of the Amendment, the Company determined the fair value of the amended Series D-1 Preferred Stock warrants to be $2.9 million using the Black-Scholes option-pricing model using the following assumptions: no dividends; risk-free interest rate of 1.35%; contractual life of 6 years; and expected volatility of 57.7%.

Additionally, the Company amended the exercise price of the Series E-1 Preferred Stock Warrants to $2.29 per share. As of the date of the Amendment, the Company determined the fair value of the amended Series E-1 Preferred Stock warrants to be $1.3 million using the Black-Scholes option-pricing model using the following assumptions: no dividends; risk-free interest rate of 1.44%; contractual life of 9.6 years; and expected volatility of 57.6%.

The Company concluded that the modification to the terms of the Third Amendment changed the present value of cash flows by more than 10% and, as such, was treated as a debt extinguishment. The Company recognized a loss on extinguishment of debt of $2.4 million in the Consolidated Statements of Operations and Comprehensive Loss in December 2021 which included the incremental fair value of the Series D-1 warrants of $1.7 million and incremental fair value of the Series E-1 warrants of $0.2 million relating to the modification.

The Term Loan and Revolving Loan consisted of the following (in thousands):

	As of December 31,
	2021	2020
Principal	$9,618	$10,000
Less: unamortized debt discount	—	(746)

Net carrying value	9,618	9,254
Less: current portion	(2,421)	(83)

Total noncurrent portion	$7,197	$9,171

The following table sets forth the total interest expense recognized related to the SCI term Loan and revolving Loan (in thousands):

	As of December 31,
	2021	2020
Amortization of debt discount	$170	$49
Contractual interest expense	860	151

Total interest expense	$1,030	$200

The scheduled maturities of the SCI term loan and revolving loan, at December 31, 2021 are as follows (in thousands):

Year	Amount
2022	$2,421
2023	7,197

Total term and revolver loan	$9,618

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK WARRANTS

In 2010, in connection with a loan agreement, the Company issued a warrant to purchase 211,270 shares of Series A-1 preferred stock at an exercise price of $1.52 per share. These warrants were exercised in March 2021.

In connection with the Series B-1 preferred stock financing in February 2015, the Company amended certain previously outstanding common stock warrants into a warrant to purchase 35,294 shares of Series B-1 at an exercise price of $5.40 per share. These warrants were exercised in March 2021.

In 2017, in connection with a Loan and Security Agreement with Structural Capital Investments II, LP and El Dorado Investment Company, the Company issued warrants to purchase 147,551 shares of Series C-1 at an exercise price of $8.66 per share. In 2018, in connection with a second amendment to Loan and Security Agreement and the cancellation of the C-1 Warrants, the Company issued warrants to purchase 375,801 shares of Series D-1 at an exercise price of $4.33 per share. As fully discussed in Note 7, in December 2021, in connection with the Third Amendment to the Original Agreement, the Company amended certain terms of the warrant to purchase Series D-1 preferred stock. As amended, the Series D-1 preferred stock warrants are calculated based on a percentage of the Company’s fully diluted capitalization at an exercise price of $2.17 per share. As of December 31, 2021, 742,679 units of Series D-1 preferred stock warrants are outstanding. The warrants were exercisable upon issuance and expire on December 22, 2027.

As fully discussed in Note 7, in July 2021, in connection with the Second Amendment to Original Agreement, the Company issued warrants to purchase 305,342 shares of Series E-1 at an exercise price of $4.59 per share. In December 2021, in connection with the Third Amendment to the Original Agreement, the Company amended the exercise price of the Series E-1 preferred stock warrants to $2.29 per share.

As fully discussed in Note 7, in December 2021, in connection with the amendment to the 2018 Notes, the Company issued warrants to purchase 196,462 shares of Series E-1 Preferred Stock at an exercise price of $4.59 per share. The Series E-1 warrants remain outstanding as of December 31, 2021.

All of the above preferred stock warrants qualified as liabilities as the underlying preferred stock were contingently redeemable upon the occurrence of a change in control, which is outside the control of the Company. The preferred stock warrants have been recorded as a preferred stock warrant liability and are revalued to fair value each reporting period.

The changes in value of the preferred stock warrant liability are summarized below (in thousands):

Amount
Balance, December 31, 2019	$2,810
Change in Fair Value included in Other income (expense), net	(1,085)

Balance, December 31, 2020	$1,725

Series E-1 warrants issued in connection with SCI Second amendment—included in Loss on debt extinguishment	$1,191
Series E-1 warrants issued in connection with 2018 Bridge notes amendment—included in Notes payable, net of discounts	731
Exercise of warrant	(251)
Change in Fair Value included in Loss on debt extinguishment relating to SCI Third amendment	1,917
Change in Fair Value included in Other income (expense), net	(358)

Balance, December 31, 2021	$4,955

Fair Value Measurement — The Company follows ASC 820 which establishes disclosure requirements and a common definition of fair value to be applied when U.S. GAAP requires the use of fair value. The ASC 820 fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1—Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs that reflect quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Inputs that are generally unobservable and are supported by little or no market activity, and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The consolidated financial statements as of and for the years ended December 31, 2021, and 2020, do not include any nonrecurring fair value measurements relating to assets or liabilities.

There were no transfers between Level 1 or Level 2 of the fair value hierarchy during the years ended December 31, 2021 and 2020.

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial liabilities:
Simple Agreement for Future Equity Note	$—	$—	$34,001	$34,001
Redeemable convertible preferred stock warrants liability	—	—	4,955	4,955

Total financial liabilities	$—	$—	$38,956	$38,956

	As of December 31, 2020
	Level 1	Level 2	Level 3	Total
Financial liabilities:
SAFE Note	$—	$—	$2,000	$2,000
Redeemable convertible preferred stock warrants liability	—	—	1,725	1,725

Total financial liabilities	$—	$—	$3,725	$3,725

The estimated fair values of SAFE notes as of December 31, 2021 and December 31, 2020, was determined to be same as face value.

As of December 31, 2021, the redeemable convertible preferred stock warrants were valued using the Black-Scholes option pricing model with the following assumptions:

	Years Ended December 31,
	2021	2020
Expected term (in years)	5.98 -9.95	0.25 - 6.98
Expected volatility	54.0% - 57.7%	65.4% - 67.1%
Risk-free interest rate	1.35% - 1.52%	0.09% - 0.65%
Expected dividend yield	0%	0%

9. REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of December 31, 2021, the Company is authorized to issue 13,500,285 shares of redeemable convertible preferred stock with a par value of $0.001 per share (collectively, Preferred Stock). Redeemable convertible preferred stock as of December 31, 2021 and 2020, consisted of the following (in thousands, except share and per share data):

	As of December 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Conversion Price Per Share	Aggregate Liquidation Preference
Series E-1	7,324,607	5,348,050	$49,186	$9.17	$49,042
Series D-1	375,801	—	—	—	—
Series C-1	1,509,508	1,509,508	13,060	8.66	13,072
Series B-1	785,471	785,471	4,237	5.40	4,242
Series A-1	3,504,898	3,504,898	5,578	1.52	5,327

	13,500,285	11,147,927	$72,061		$71,683

	As of December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Conversion Price Per Share	Aggregate Liquidation Preference
Series E-1	7,324,607	5,367,134	$49,054	$9.17	$49,217
Series D-1	375,801	—	—	—	—
Series C-1	1,509,508	1,509,508	13,055	8.66	13,072
Series B-1	785,471	750,177	4,037	5.40	4,051
Series A-1	3,504,898	3,293,628	5,006	1.52	5,006

	13,500,285	10,920,447	$71,152		$71,346

During March 2021, the Company issued 211,270 Series A-1 preferred stock and 35,294 Series B-1 preferred stock in connection with the exercise of warrants discussed in Note 8 above. Additionally, the Company entered into an agreement with an employee to reduce Series E-1 preferred stock by 19,084.

During March and April 2020, the Company issued 768,809 Series E-1 preferred stock at an issuance price of $9.17 per share for $6.7 million. Of the 768,809 shares, 32,715 shares were issued to a Board member as compensation.

The holders of Preferred Stock have the following rights, preferences, privileges and restrictions:

Dividends — The holders of the outstanding shares of Preferred Stock are entitled to receive, when and if declared by the Board of Directors, noncumulative dividends at the annual rate of 8% per share of Preferred Stock. Dividends on Preferred Stock are payable in preference to any dividends on common stock or Class B common stock. In any year, after payment of dividends on Preferred Stock, any additional dividends declared by the Board of Directors will be paid among the holders of Preferred Stock, common stock, and Class B common stock pro rata on an if-converted basis. No dividends have been declared or paid for the years ended December 31, 2021 and 2020.

Liquidation — Upon liquidation, dissolution, or winding up of the Company, including a change of control of the Company, holders of Preferred Stock will be entitled to receive, on a pro rata basis, prior and in preference to any distribution to holders of any series of common stock, an amount equal to $9.17 per share of Series E-1, $8.66 per share of Series D-1, $8.66 per share of Series C-1, $5.40 per share of Series B-1 and $1.52 per share of Series A-1, plus any declared but unpaid dividends on such shares. If the assets and funds thus available for distribution among holders of Preferred Stock are insufficient to provide such holders their full aforesaid preferential amount, then the entire amount of the assets and funds of the Company legally available for distribution will be distributed ratably among all holders of Preferred Stock.

After the distribution to the holders of Preferred Stock, any remaining assets of the Company legally available for distribution will be distributed pro rata, on an if-converted basis, to all holders of common stock and Class B common stock.

Conversion — Each share of Preferred Stock is convertible at the option of the holder into that number of common shares that is equal to the original issuance price of the Preferred Stock divided by the conversion price, as defined in the Company’s Certificate of Incorporation, subject to adjustment for events of dilution. Holders of Preferred Stock may elect to convert their shares into common stock at any time.

Each share of Preferred Stock will automatically convert into shares of common stock at the then effective conversion rate for each such share (i) immediately prior to the closing of a qualified public offering of the Company’s common stock in which gross proceeds exceed $15.0 million or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the then outstanding Preferred Stock.

Voting — Each share of Preferred Stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

Protective Provisions— As long as 250,000 shares of Preferred Stock remain outstanding, the majority vote of the holders of the then outstanding shares of Preferred Stock is necessary for consummation of certain transactions, including but not limited to: increasing or decreasing the authorized capital stock; creating any senior or pari passu security, privileges, preferences or voting rights senior to or on parity with those granted to the Preferred Stock; altering or changing the preferred series rights; redeeming or repurchasing the Company’s equity securities; and entering into any transaction deemed to be a liquidation or dissolution of the Company.

Redemption— At any time after 7 years from the issuance of respective series of Preferred Shares, the holders of a majority of the outstanding voting Preferred Stock Series may vote to require the Company to redeem all outstanding shares of Preferred Stock Series in three equal annual installments by paying in cash an amount per share equal to the original issuance price of the Preferred Stock Series, plus any accrued but unpaid dividends. If the Company does not have sufficient funds legally available to redeem all shares of Preferred Stock, then the Company will redeem the maximum possible number of shares ratably among the holders of such shares and will redeem the remaining shares as soon as sufficient funds are legally available. After 7 years from the issuance of respective series of Preferred Shares, the Preferred shares are then currently redeemable at the option of the holder and have been classified in the mezzanine section of the Consolidated Balance Sheets.

Preferred Shares are also contingently redeemable upon liquidation and certain deemed liquidation events such as acquisition, merger, consolidation or the sale, lease transfer, exclusive license or other disposition by the Company of all or substantially all of the assets of the Company. These events are outside the control of the Company and therefore the Preferred Stock have been classified in the mezzanine section of the Consolidated Balance Sheets.

The Company records its redeemable convertible preferred stock at the amount of cash proceeds received on the date of issuance, net of issuance costs. Since the preferred stock is probable of becoming redeemable at the option of the holder at a future date, accretion of the preferred stock will be recognized over the period of time from the date of issuance to the earliest redemption date. The accretion is recorded as additional paid-in capital. Accretion of preferred stock was $0.02 million and $0.04 million for the years ended December 31, 2021 and 2020, respectively.

10.	COMMON STOCK

As of December 31, 2021 and 2020, the Company is authorized to issue two classes of common stock, designated as common stock and Class B common stock. The two classes of common stock have similar rights, except holders of common stock are entitled to one vote per share while holders of Class B common stock have no voting rights. Each share of Class B common stock will automatically convert into one share of common stock immediately prior to a qualified initial public offering of the Company’s common stock or upon the consummation of a liquidation event (as defined in the Certificate of Incorporation). As of December 31, 2021 and 2020, the Company is authorized to issue 27,000,000 shares of common stock with a par value of $0.001 per share and 815 shares are designated as Class B common stock.

In April 2021, 25,000 warrants to purchase common stock were exercised. In March 2021, 12,674 warrants to purchase common stock expired unexercised.

11.	RELATED PARTY TRANSACTIONS

The Company defines related parties as directors, executive officers, nominees for director, stockholders that have significant influence over the Company, or are a greater than 5% beneficial owner of the Company’s capital and their affiliates or immediate family members. As of and for the years ended December 31, 2021 and 2020, there were no significant related party transactions or balances other than the following:

As discussed in Note 7, in December 2018, the Company issued the 2018 Notes totaling approximately $3.4 million in exchange for cash. Three of the notes with aggregate principal of $0.2 million were issued to related parties including two officers and a trust affiliated with a Board member. The aggregate liability, inclusive of interest and principal accretion, totaled $0.4 million and $0.3 million as of December 31, 2021 and 2020, respectively. These amounts are included in the Consolidated Balance Sheets as Notes Payable, Net.

As discussed in Note 9, during March and April 2020, the Company issued 32,715 shares of Series E-1 preferred stock, at an issuance price of $9.17 per share, to a Board Member, as compensation for serving as President of the Company on an interim basis. Further as discussed in Note 9, in March 2021, the Company and the individual agreed to reduce the number of shares issued by 19,084.

12.	INCOME TAXES

Loss before provision for income taxes for the year ended December 31, 2021 and 2020, was as follows (in thousands):

	Years Ended December 31,
	2021	2020
Domestic	$(53,282)	$(23,452)
Foreign	(1,155)	(323)

Total	$(54,437)	$(23,775)

The Company did not record a provision for income taxes for the year ended December 31, 2021. For the year ended December 31, 2020 the provision for income taxes was $0.1 million related to foreign withholding tax.

The reconciliation of federal statutory income tax rate to our effective income tax rate is as follows:

	Years Ended December 31,
	2021	2020
Income tax provision at statutory rate	21.0%	21.0%
State income taxes, net of federal benefit	5.0%	3.2%
Non-deductible expenses and other	-0.4%	-0.2%
Non-deductible warrant expense	0.2%	1.0%
Share-based compensation	-0.8%	-1.3%
Change in valuation allowance, net	-24.5%	-23.3%
Research and development credits	0.1%	0.1%
Foreign rate differential	-0.4%	-0.4%
Forgiveness PPP loan	0.6%	0.0%
Expired loss carry forward	-0.6%	-0.5%

Effective tax rate	0.0%	-0.3%

The Company’s effective tax rate could also fluctuate due to changes in the valuation of its deferred tax assets or liabilities, or by changes in tax laws, regulations, and accounting principles.

Significant components of the Company’s deferred taxes as of December 31, 2021 and 2020 were as follows (in thousands):

	As of December 31,
	2021	2020
Deferred tax assets:
Net operating loss carryforwards	$72,714	$61,488
Operating lease liability	508	647
Property and equipment, net	430	—
Research and development credit carryforward	672	597
Inventory reserve	1,499	1,506
Accrued expenses and other reserves	2,652	1,325
Stock-based compensation	2,086	1,876

Total deferred tax assets	80,561	67,439
Deferred tax liabilities:
Property and equipment, net	—	85
Operating lease right-of-use assets	426	552

Total deferred tax liabilities	426	637
Gross deferred tax assets	80,135	66,802
Less valuation allowance	(80,135)	(66,802)

Net deferred tax asset	$—	$—

The Company has established a valuation allowance to offset the gross deferred tax assets as of December 31, 2021 and 2020, due to the uncertainty of realizing future tax benefits from its net operating loss carryforwards and other deferred tax assets. The valuation allowance balance was $80.1 million and $66.8 million for the years ended December 31, 2021 and 2020, respectively.

In assessing the realizability of deferred income tax assets, the Company considered whether it is more likely than not that some portion or all of its deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Due to the uncertainty surrounding the

Company’s ability to realize such deferred income tax assets, a full valuation allowance has been established. The valuation allowance increased by $13.3 million during year ended December 31, 2021 and $5.5 million during year ended December 31, 2020.

As of December 31, 2021, the Company had federal net operating loss carryforward (“NOL”) of approximately $269.5 million which will begin to expire in 2023, a California net NOL of approximately $232.3 million which will start to expire, if not used, in 2028.

As of December 31, 2021, the Company had federal research and development credit carryforward (“R&D carryforward”) of approximately $1.8 million which will expire, if not used, in 2026, and a California R&D carryforward of approximately $1.6 million which can carry forward indefinitely.

As of December 31, 2020, the Company had federal a R&D carryforward of approximately $1.8 million which will expire, if not used, in 2026, and a California R&D carryforward of approximately $1.5 million which can carry forward indefinitely.

The utilization of the Company’s NOL’s and R&D carryforwards may be subject to limitation due to the “change in ownership provisions” under Section 382 of the Internal Revenue Code and similar foreign provisions. Such limitations may result in the expiration of these carryforwards before their utilization.

The Company is subject to income taxes in the U.S. federal jurisdiction, and various foreign jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company’s tax years remain open for examination by all tax authorities since inception. The Company is not currently under examination in any tax jurisdictions.

The Company had unrecognized tax benefits of $1.3 million for federal and $1.3 million for state related to R&D credits generated as of December 31, 2021. As of December 31, 2020, the total amount of unrecognized tax benefits for federal and state was $1.3 million and $1.3 million, respectively. The reversal of the uncertain tax benefits would not affect the Company’s effective tax rate to the extent that it continues to maintain a full valuation allowance against its deferred tax assets.

The Company applies the provisions set forth in FASB ASC Topic 740, Income Taxes, to account for the uncertainty in income taxes. In the preparation of income tax returns in federal and state jurisdictions, the Company asserts certain tax positions based on its understanding and interpretation of income tax laws. The taxing authorities may challenge such positions, and the resolution of such matters could result in recognition of income tax expense in the Company’s financial statements.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits (in thousands):

	Years Ended December 31,
	2021	2020
Unrecognized tax benefits as of beginning of year	$2,649	$2,635
Increases related to current year tax positions	20	14

	$2,669	$2,649

The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line in the statements of operations. Accrued interest and penalties are included as part of income tax payable in the consolidated balance sheets. No accrued interest or penalties have been recorded for year ended December 31, 2021 or December 31, 2020.

The Company has not provided U.S. income or foreign withholding taxes on the undistributed earnings of its foreign subsidiary as of December 31, 2022 and December 31, 2021 because it intends to permanently reinvest such earnings outside of the United States. If these foreign earnings were to be repatriated in the future, the related U.S. tax liability will be immaterial, due to the participation exemption put in place under the 2017 Tax Cuts and Jobs Act.

On March 18, 2020, the Families First Coronavirus Response Act (FFCR Act) and, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) were each enacted in response to the COVID-19 pandemic. The FFCR Act and the CARES Act contain numerous income tax provisions relating to refundable payroll tax credits, deferment of employer side social security payments, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The Company analyzed the provisions of the Act and determined there was no significant impact to its 2020 or 2021 tax provision.

On June 29, 2020, the California Governor signed Assembly Bill 85 (“A.B. 85”) which includes several tax measures, provides for a three-year suspension of the use of net operating losses for medium and large businesses and a three-year cap on the use of business incentive tax credits to offset no more than $5 million of tax per year. Generally, A.B. 85 suspends the use of net operating losses for taxable years 2020, 2021, and 2022 for taxpayers with taxable income of $1.0 million or more. The Company analyzed the provisions of the A.B. 85 and determined there was no significant impact to its 2021 or 2020 tax provision.

On December 27, 2020, the “Consolidated Appropriations Act, 2021” (the “CAA”) was signed into law. The CAA includes provisions meant to clarify and modify certain items put forth in CARES Act, while providing aid to businesses affected by the pandemic. The CAA allows deductions for expenses paid for by Paycheck Protection Program (“PPP”) and Economic Injury Disaster Loan (“EIDL”) Program, clarifies forgiveness of EIDL advances, and other business provisions. The Company analyzed the provisions of the CAA and determined there was no significant impact to its 2021 and 2020 tax provision.

13.	STOCK-BASED COMPENSATION

The Company has two stock option plans: the 2006 Stock Option Plan and the 2016 Stock Option Plan (collectively, the Plans). Options granted under the Plans may be either incentive stock options (ISOs) or nonqualified stock options (NSOs). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, directors and consultants. Options under the Plans may be granted with contractual terms of up to ten years (five years if granted to holders of more than 10% of the Company’s vesting stock). All options issued through December 31, 2021 have a ten-year contractual term. The exercise price of an ISO and NSO will not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company’s Board of Directors.

The exercise price of an ISO and NSO granted to a 10% stockholder will not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. Options generally vest over four to five years at a rate of 20% to 25% upon the first anniversary of the commencement date and monthly thereafter.

As of December 31, 2021 and 2020, there were 335,538 and 577,568 shares of common stock available to be granted under the Plan.

The Company estimated the fair values of each option awarded on the date of grant using the Black-Scholes-Merton option pricing model utilizing the assumptions noted below. The expected term of the options is based on the average period the stock options are expected to remain outstanding calculated as the midpoint of the options vesting term, and contractual expiration period, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior. The expected stock price volatility for the Company’s stock was determined by examining the historical volatilities of its industry peers as the Company did not have any trading history of its common stock. The risk-free interest rate was calculated using the average of the published interest rates for U.S. Treasury zero-coupon issues with maturities that approximate the expected term. The dividend yield assumption is zero as the Company has no history of, nor plans of, dividend payments. The estimated forfeiture rates are based on the Company’s historical forfeiture activity of unvested stock options.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated fair value of the options granted to employees for the years ended December 31, 2021 and 2020 are as follows:

	Years Ended December 31,
	2021	2020
Grant date fair value	$1.00	$1.56
Expected term (in years)	6.04	5.97
Expected volatility	60%	56%
Risk-free interest rate	1.19%	0.85%
Expected dividend yield	0%	0%

A summary of the Company’s stock option and restricted stock unit activity and related information for the years ended December 31, 2021 and 2020 is as follows:

	Options outstanding				Restricted stock units
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic values ($‘000s)	Number of plan shares outstanding	Weighted average grant date fair value per share
Balances, December 29, 2019	4,397,782	$3.60	8.46	$3,802	—	$—
Options granted	3,042,592	3.01			120,000	3.91
Options exercised	(25,000)	0.40
Options forfeited	(1,290,613)	4.42

Balances, December 31, 2020	6,124,761	3.15	8.30	942	120,000	3.91
Options granted	2,700,752	1.78
Options exercised	(159,583)	2.31
Options forfeited	(1,781,017)	3.20

Balances, December 31, 2021	6,884,913	2.62	8.01	288	120,000	3.91

Options vested and exercisable — December 31, 2020	2,633,335	3.19	7.25	942
Options vested and exercisable — December 31, 2021	3,727,228	2.85	7.31	288

Stock-based compensation is allocated on a departmental basis, based on the classification of the option holder or grant recipient. No income tax benefits have been recognized in the statements of operations for stock-based compensation arrangements and no stock-based compensation costs are capitalized as part of inventory or property and equipment as of December 31, 2021 and 2020.

Stock-based compensation expense is as follows for the years ended December 31, 2021 and 2020 in thousands):

	Years Ended December 31,
	2021	2020
Cost of revenues	$119	$147
Research and development	456	539
Sales and marketing	638	684
General and administrative	1,586	1,647

Total stock-based compensation	$2,799	$3,017

Future stock-based compensation for unvested options granted and outstanding as of December 31, 2021 is $3.4 million to be recognized over the weighted-average remaining requisite service period of 2.83 years. The aggregate intrinsic value of options exercised was zero and $0.1 million for the years ended December 31, 2021 and 2020, respectively.

14.	COMMITMENTS AND CONTINGENCIES

As more fully discussed in Note 3, Solar Park has asserted damages of $30.0 million against the Company in response to the Company’s arbitration claim seeking approximately $47.0 million in damages against Solar Park. The Company believes that the allegations lack merit and intends to vigorously defend all claims asserted. No liability has been recorded in the Company’s consolidated financial statements as the likelihood of a loss is not probable at this time; and the Company does not believe a reasonably possible loss would be material to, nor does it expect the ultimate resolution of these cases will have a material adverse effect on, the Company’s financial condition, results of operations or cash flows.

As of December 31, 2021, the Company was contesting a $1.8 million liability to a vendor for the purchase of factory equipment which was intended to be used in Solar Park. The $1.8 million liability was included in the December 31, 2021 Consolidated Balance Sheet as Accrued Expenses and Other Current Liabilities of $1.7 million and Other Liabilities, noncurrent of $0.1 million. As of December 31, 2020 the liability was $1.6 million and was included in the Consolidated Balance Sheet as Accrued Expenses and Other Liabilities of $1.3 million and Other Liabilities, noncurrent of $0.3 million. On January 10, 2023, the Company reached an agreement with the vendor which reduced the liability from $1.8 million to $0.9 million.

In July 2020, the Company became aware that it might be subject to Antidumping and Countervailing Duties (“ADCVD”) on certain components manufactured in China and used in the solar panel production process in Korea. The Company applied for a definitive ruling from the U.S. Department of Commerce (“DoC”) while in parallel shifting its component supply from China. The DoC issued its ruling in April 2021. Because of the specificity of the DoC ruling in the Solaria case and prior case law under similar circumstances, the Company concluded that such ADCVD was not probable to be incurred for purchases in periods prior to the DoC ruling and immediately started paying appropriate ADCVD deposits on all entries after April 2021. No liability has been recorded in the Company’s consolidated financial statements as the likelihood of a loss is not probable at this time.

The Company is involved in other lawsuits and claims which arise in the normal course of business. These claims individually and in the aggregate are not expected to result in a material effect on the Company’s financial condition, results of operations or cash flows.

The Company had $4.5 million of outstanding letters of credit related to normal business transactions as of December 31, 2021. These agreements require the Company to maintain specified amounts of cash as collateral in segregated accounts to support the letters of credit issued thereunder. As discussed in Note 2, the cash collateral in these restricted cash accounts was $4.8 million and $3.7 million as of December 31, 2021 and 2020, respectively.

15.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan to provide defined contribution retirement benefits for all employees. Participants may contribute a portion of their compensation to the plan, subject to limitations under the Code. The Company’s contributions to the plan are at the discretion of the Board of Directors. The Company has not made any contributions to the plan since inception.

16.	GEOGRAPHIC INFORMATION

The following table summarize revenues by geographic area (in thousands):

	Years Ended December 31,
	2021		2020
	Amount	Percent	Amount	Percent
Total revenue, net
United States	$56,577	94.7%	$46,158	95.5%
Europe	2,888	4.8%	1,262	2.6%
Australia	298	0.5%	908	1.9%

Total	$59,763	100.0%	$48,328	100.0%

17.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 9, 2023, the date of issuance of these financial statements and has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in, the financial statements other than those described below.

In January 2022, the PPP Loan principal and accrued interest was forgiven in full.

Effective March 23, 2022, the Company’s board of directors approved an offer, to certain eligible employees, to exchange existing stock options, with an exercise price above $1.36, for new replacement stock options. The exercise price of the replacement stock options is $1.36 per share, which was the estimated fair market value on the exchange date, as determined with assistance from third-party valuation specialists. Eligible employees elected to exchange an aggregate of 991,195 outstanding stock options, with exercise prices ranging from $1.64 to $3.91 per share, for new replacement stock options. The replacement stock options have a grant date of March 23, 2022 and a contractual term of 10 years. The exchange offer applied to both vested and unvested shares. Previously vested shares were exchanged for vested replacement stock options. Unvested shares were exchanged for shares which vest in accordance with the board-approved grant approval schedule with the service period ranging from 1.0 to 4.3 years. The repricing was accounted for as a modification and resulted in incremental stock-based compensation expense of $0.4 million.

In April 2022, the Company entered into an amendment to the Original Agreement (“Fourth Amendment”) as a forbearance agreement for SCI to forbear from exercising any rights and remedies available to it as a result of the Company not meeting certain Financial Covenants required by the Original Agreement. As a result of this amendment, changes were made to the financial covenants. The Company paid $0.15 million in amendment fee related to the Fourth Amendment.

In June 2022, the Company entered into an amendment to the Original Agreement (“Fifth Amendment”) related to SCI which resulted in certain changes to financial covenants including updates to quarterly revenue requirements and contribution margin requirements.

In May 2022, the Company issued a secured promissory note to a trust affiliated with T.J. Rodgers, a director of Solaria amounting to $6.5 million in exchange for cash. The secured promissory note accrues paid-in-kind interest at a rate of 7.5% per annum and the note had an original maturity date of July 11, 2022.

In conjunction with the Agreement and Plan of Merger with Complete Solar discussed below, both the parties agreed to extend the note term beyond its original maturity date. The secured promissory note with the original principal value of $6.5 million and paid-in-kind interest of $0.2 million was finally terminated in October 2022, in exchange for the issuance of a new convertible note by Complete Solar.

In June 2022, as discussed in Notes 3 and 15, the Company filed a notice of arbitration with the Singapore International Arbitration Centre (“SIAC”) seeking approximately $47.0 million in damages against Solar Park in connection with the write-downs described in Note 3 and other costs related to the loss of Solar Park’s production and transition to a new provider. Solar Park filed a response with SIAC in June 2022 asserting damages of approximately $30.0 million against the Company. The parties stayed the arbitration to attend a mediation in early 2023, which was not successful. The arbitration is scheduled for February 2024.

In September 2022, the Company paid off the total outstanding principal and interest of the Term Loan related to the Loan Agreement with SCI in the amount of $2.8 million.

In October 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Complete Solar and formed Complete Solaria. As a result, the Company became a wholly-owned indirect subsidiary of Complete Solaria effective on the date of consummation of the merger in November 2022.

In October 2022, the Company entered into an amendment to the Original Agreement (“Sixth Amendment”) related to SCI, which resulted in removal of certain financial covenants related to revenue and contribution margin requirements.

In November 2022 Complete Solaria entered into a definitive business combination agreement with Freedom Acquisition I Corp. (NYSE: FACT) (“Freedom”), a Special Purpose Acquisition Company (“SPAC”). Upon closing of the business combination, which is expected in the first half of 2023, the combined Company is expected to be listed on the New York Stock Exchange under the new ticker “CSLR”.

In November 2022, the Company entered into an amendment to the 2018 Notes extending the maturity date from December 13, 2022 to December 13, 2023. In connection with the amendment, the terms of the notes will continue to bear interest at 8% per annum and are entitled to a repayment premium of 120% of the principal and accrued interest due. Additionally, in connection with the amendment and cancellation of 196,462 shares of Series E-1 warrants of Solaria, Complete Solaria, issued warrants to purchase 304,234 shares of Series D-7 preferred stock at $3.84 per share.

THE SOLARIA CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except par value and share amounts)

	September 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,107	$9,113
Accounts receivable, net	3,885	6,288
Inventory, net	4,010	16.928
Prepaid expenses and other current assets	10,442	2,053

Total current assets	20,444	34,382
Restricted cash	3,742	4,802
Operating lease right-of-use assets, net and other noncurrent assets	1,571	1,755
Property and equipment, net	836	999

TOTAL ASSETS	$26,593	$41,938

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$2,386	$5,489
Accrued expenses and other current liabilities	11,383	11,713
Deferred revenue	73	75
Notes payable, net	15,760	10,912
Operating lease liability	324	283

Total current liabilities	29,926	28,472
NONCURRENT LIABILITIES:
Redeemable convertible preferred stock warrants liability	4,180	4,955
Operating lease liability, net of current portion	1,427	1,674
Other liabilities, noncurrent	3,374	2,341
Notes payable, net of current portion	55,187	41,197

Total liabilities	94,094	78,639

COMMITMENTS AND CONTINGENCIES (NOTE 13)
MEZZANINE REDEEMABLE CONVERTIBLE PREFERRED STOCK
Redeemable convertible preferred stock: par value of $0.001 per share; 13,500,285 shares authorized as of September 30, 2022 and December 31, 2021; 11,147,927 issued and outstanding as of September 30, 2022 and December 31, 2021; aggregate liquidation value of $71.7 million as of September 30, 2022 and December 31, 2021	72,070	72,061

STOCKHOLDERS’ DEFICIT
Common stock; par value $0.001 per share; 27,000,000 shares authorized as of September 30, 2022 and December 31, 2021; 3,412,907 and 2,001,357 shares issued and outstanding as of September 30, 2022 and December 31, 2021, respectively	523	521
Class B common stock; par value $0.001 per share; 815 shares authorized as of September 30, 2022 and December 31, 2021; 815 shares issued and outstanding as of September 30, 2022 and December 31, 2021	1	1
Additional paid-in capital	179,388	178,309
Accumulated other comprehensive loss	71	(55)
Accumulated deficit	(319,554)	(287,538)

Total stockholders’ deficit	(139,571)	(108,762)

TOTAL LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ DEFICIT	$26,593	$41,938

See accompanying notes to unaudited condensed consolidated financial statements

THE SOLARIA CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS (In thousands)

	Nine Months Ended September 30,
	2022	2021
Product revenue, net	$30,826	$47,961
Cost of revenue	31,504	48,664

Gross loss	(678)	(703)
Operating expenses
Research and engineering	3,180	3,332
Sales and marketing	4,517	5,571
General and administrative	7,284	6,695
Litigation-related costs	451	5,395
Transaction-related costs	1,893	—

Total operating expenses	17,325	20,993
Loss from operations	(18,003)	(21,696)
Interest expense	(2,941)	(3,735)
Interest income	10	4
Change in fair value of Simple Agreement for Future Equity (SAFE) Notes	(14,229)	—
Loss on extinguishment of debt (Note 6)	—	(2,967)
Other income, net	2,096	1,725

Total other expense, net	(15,064)	(4,973)

Loss before provision for income taxes	(33,067)	(26,669)
Provision for income taxes	—	—

Net loss	(33,067)	(26,669)
OTHER COMPREHENSIVE INCOME (LOSS):
Currency translation adjustment, net of tax effect of $0, for the nine months ended September 30, 2022 and 2021	126	(42)

Net loss and comprehensive loss	(32,941)	(26,711)
Redeemable convertible preferred stock accretion	(9)	(16)

Net loss and comprehensive loss to common stockholders	$(32,950)	$(26,727)

See accompanying notes to unaudited condensed consolidated financial statements

THE SOLARIA CORPORATION. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(In thousands, except number of shares)

	Redeemable Convertible Preferred Stock		Common Stock		Class B Common Stock		Additional Paid- in Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount	Amount	Amount
Balance at December 31, 2020	10,920,447	$71,152	1,841,452	$521	815	$1	$175,285	$(68)	$(233,101)	$(57,362)
Exercise of warrants	246,564	762	25,000	—	—	—	2	—	—	2
Exercise of options	—	—	89,583	—	—	—	255	—	—	255
Repurchase of common stock	—	—	(24,678)	—	—	—	—	—	—	—
Rescission of Series E-1 redeemable convertible preferred stock	(19,084)	—	—	—	—	—	—	—	—	—
Stock- based compensation	—	—	—	—	—	—	1,947	—	—	1,947
Currency translation adjustment	—	—	—	—	—	—	—	(42)	—	(42)
Redeemable convertible preferred stock accretion	—	16	—	—	—	—	(16)	—	—	(16)
Net loss	—	—	—	—	—	—	—	—	(26,669)	(26,669)

Balance at September 30, 2021	11,147,927	$71,930	1,931,357	$521	815	$1	$177,473	$(110)	$(259,770)	$(81,885)

Balance at December 31, 2021	11,147,927	$72,061	2,001,357	$521	815	$1	$178,309	$(55)	$(287,538)	$(108,762)
Adoption of ASU 2020-06	—	—	—	—	—	—	(1,051)	—	1,051	—
Exercise of warrants	—	—	1,311,651	2	—	—	128	—	—	130
Repurchase of common stock	—	—	(101)	—	—	—	—	—	—	—
Stock- based compensation	—	—	100,000	—	—	—	2,011	—	—	2,011
Currency translation adjustment	—	—	—	—	—	—	—	126	—	126
Redeemable convertible preferred stock accretion	—	9	—	—	—	—	9	—	—	(9)
Net loss	—	—	—	—	—	—	—	—	(33,067)	(33,067)

Balance at September 30, 2022	11,147,927	$72,070	3,412,907	$523	815	$1	$179,388	$71	$(319,554)	$(139,571)

See accompanying notes to the unaudited condensed consolidated financial statements

THE SOLARIA CORPORATION AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,
	2022	2021
Cash Flows from Operating Activities
Net loss	$(33,067)	$(26,669)
Adjustments to reconcile net loss to net cash used in operating activities:
Debt amortization and non- cash interest expense	2,337	2,742
Loss on extinguishment of debt	—	2,967
Stock- based compensation	2,011	1,947
Change in fair value of redeemable convertible preferred stock warrant liability	(775)	(339)
Bad debt expense	472	—
Depreciation expense	219	918
Change in fair value of SAFE Notes	14,229	—
Forgiveness of Paycheck Protection Plan Loan	(1,414)	(1,433)
Noncash operating lease expense	184	261
Other	44	23
Changes in operating assets and liabilities:		—
Accounts receivable, net	1,930	1,121
Inventory, net	12,918	(10,759)
Prepaid expenses and other current assets	(8,388)	3,923
Accounts payable	(3,103)	(162)
Accrued expenses and other current liabilities	(572)	1,714
Deferred revenue	(1)	(1,995)
Operating lease liability	(207)	(286)
Other liabilities, noncurrent	1,035	401

Net cash used in operating activities	(12,148)	(25,626)
Cash Flows from Investing Activities
Purchases of property and equipment	(207)	(1,436)
Proceeds from sale of property and equipment	151	248

Net cash used in investing activities	(56)	(1,188)
Cash Flows from Financing Activities
Proceeds from issuance of notes payable, net	8,500	33,415
Repayment of notes payable, net	(4,618)	—
Proceeds from exercise of redeemable convertible preferred stock warrants	—	515
Proceeds from exercise of stock options	130	255

Net cash provided by financing activities	4,012	34,185

Effect of Exchange Rate Changes	126	(42)
Net Change in Cash, Cash Equivalents and Restricted Cash	(8,066)	7,329
Cash, Cash Equivalents and Restricted Cash, beginning of year	13,915	13,549

Cash, Cash Equivalents and Restricted Cash, end of year	$5,849	$20,878

Non- Cash Investing and Financing Activities
Forgiveness of Paycheck Protection Plan Loan	$(1,414)	$(1,433)

See accompanying notes to the unaudited condensed consolidated financial statements

THE SOLARIA CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2022 AND DECEMBER 31, 2021 AND

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2022 AND 2021

(In thousands, except share and per share amounts)

1.	ORGANIZATION

Description of Business

The Solaria Corporation was incorporated as a Delaware corporation on May 5, 2006. The Solaria Corporation (together with its subsidiaries, the “Company” or “Solaria”) designs, develops, manufactures, and generates revenue from the sale of silicon photovoltaic solar panels and licensing of its technology to third parties. The Company operates from its headquarters in Fremont, California.

Liquidity and Going Concern — Since inception, the Company has incurred recurring losses and negative cash flows from operations. The Company incurred net losses of $33.1 million and $26.7 million during the nine months ended September 30, 2022 and 2021, respectively, and had an accumulated deficit of $319.5 million as of September 30, 2022. The Company had cash and cash equivalents of $2.1 million as of September 30, 2022. Historically, the Company’s activities have been financed through private placements of equity securities and debt. The Company expects to incur significant operating expenses as it continues to grow its business. The Company believes that its operating losses and negative operating cash flows will continue into the foreseeable future. The Company’s history of recurring losses, negative operating cash flows and the need to raise additional funding to finance its operations raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern requires that the Company obtain sufficient funding to finance its operations.

As more fully described in Note 16, the Company was acquired by Complete Solar Holding Corporation (“Complete Solar”) in November 2022 and formed Complete Solaria, Inc. (“Complete Solaria”). As a result, the Company became a wholly-owned indirect subsidiary of Complete Solaria at that time. Subsequent to the acquisition, the combined company does business as Complete Solaria. As discussed in Note 16, Complete Solaria’s plan is to seek additional funding through completion of a business combination with Freedom Acquisition Corp. (“Freedom”), a special purpose acquisition corporation (“SPAC”). At this time, Complete Solaria is focused on completing the business combination, which is subject to approval of the shareholders of both companies, regulatory approval from the Securities and Exchange Commission (“SEC”) and other customary closing conditions and is limited in its efforts to raise additional capital from secondary sources.

If Complete Solaria fails to complete this business combination, it plans to continue to fund its operations and capital funding needs through a combination of private equity offerings, debt financings and other sources. If Complete Solaria is not able to secure adequate additional funding when needed, it will need to reevaluate its operating plan and may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs or cease operations entirely. These actions could materially impact Complete Solaria and its subsidiary Solaria’s, results of operations and future prospects.

While Complete Solaria and Solaria have historically been able to raise multiple rounds of financing, there can be no assurance that in the event additional financing is required, such financing will be available on terms that are favorable, or at all. Failure to generate sufficient cash flows from operations, raise additional capital or reduce certain discretionary spending would have a material adverse effect on Complete Solaria and its subsidiary Solaria’s ability to achieve their intended business objectives.

Therefore, there is substantial doubt about Solaria’s ability to continue as a going concern within one year after the date that the financial statements are issued. The accompanying financial statements have been prepared assuming Solaria will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business. They do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to its ability to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation— The Company’s unaudited condensed consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Solaria Australia Pty. Ltd and TSC PowerHome BVd PLV Inc. All intercompany balances and transactions have been eliminated in consolidation.

Certain information and note disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and accompanying notes for the years ended December 31, 2021 and 2020. The unaudited condensed consolidated balance sheet as of December 31, 2021, included herein, was derived from the audited consolidated balance sheet of the Company as of that date. In the opinion of management, these unaudited condensed consolidated financial statements reflect all normal recurring adjustments, or a description of the nature and amount of any adjustments other than normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2022 and December 31, 2021, the Company’s results of operations and comprehensive loss, redeemable convertible preferred stock and stockholders’ deficit activities, and cash flows for the nine months ended September 30, 2022 and 2021.

Significant Risks and Uncertainties— The Company is subject to a number of risks that are similar to those which other companies of similar size in its industry are facing, including, but not limited to, the need for successful development of products, the need for additional capital (or financing) to fund operations, competition from substitute products and services from larger companies, ability to develop sales channels and to onboard channel partners, as defined, protection of proprietary technology, patent litigation, dependence on key customers, dependence on key individuals, and risks associated with changes in information technology.

In March 2020, the World Health Organization declared the outbreak of a novel corona virus as a pandemic. The pandemic has reached every region of the world and has resulted in widespread impacts on the global economy. In response, the Company has modified certain business and workforce practices (including discontinuing non-essential business travel, implementing a temporary work-from-home policy for employees who can execute their work remotely and encouraging employees to adhere to local and regional social distancing guidelines, more stringent hygiene and cleaning protocols across the Company’s facilities and operations and self-quarantining recommendations) to conform to restrictions and best practices encouraged by governmental and regulatory authorities.

The quarantine of personnel or the inability to access the Company’s facilities or customer sites could adversely affect the Company’s operations. As of the date of this report, the Company’s efforts to respond to the challenges presented by the conditions described above have allowed the Company’s to minimize the impacts of these challenges to its business.

Concentration of Credit Risk— Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Concentration risk for cash and cash equivalents is mitigated by banking with a creditworthy financial institution. At times, cash deposits have exceeded the federally insurable limit; however, the Company has not experienced any losses on its cash deposits and cash equivalents since inception. The Company generally does not require collateral or other security to support its accounts receivable. Credit is extended to customers based on an evaluation of their financial condition and other factors. The Company performs ongoing credit evaluations of its customers and maintains an allowance for doubtful accounts as appropriate.

The Company had two major customers for the nine months ended September 30, 2022 and 2021, respectively. Major customers are defined as customers generating revenue greater than 10% of the Company’s product revenue. Revenue from the major customers accounted for 76% and 79% of revenue for the nine months ended September 30, 2022 and 2021, respectively. Accounts receivable from the two major customers totaled $2.2 million and $3.6 million as of September 30, 2022 and December 31, 2021, respectively.

Use of Estimates—The preparation of unaudited condensed consolidated financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of income and expense during the reporting period. Such estimates include warranty cost, allowances for doubtful accounts, determination of the net realizable value of inventory, determination of the useful lives of property and equipment, assessment of the recoverability and fair values of property and equipment, valuation of deferred tax assets and liabilities, estimation of other accruals and reserves, determination of the fair value of debt, redeemable convertible preferred stock, common stock, simple agreements for future equity, stock option and restricted stock grants, and redeemable convertible preferred stock and common stock warrants. Management evaluates its estimates and assumptions on an ongoing basis using historical trends, market pricing, current events and other relevant assumptions and data points. Actual results could differ from those estimates and such differences may be material to the unaudited condensed consolidated financial statements.

Transaction-Related Costs – Such costs primarily consist of legal and professional fees incurred in connection with the Company’s merger with Complete Solar which is discussed in Note 16.

Significant Accounting Policies – There have been no material changes in the significant accounting policies described in our audited financial statements for the years ended December 31, 2021 and 2020.

Accounting Pronouncements Recently Adopted — In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”). The amendments in ASU 2020-06 simplify accounting for convertible instruments by removing major separation models required under current U.S. GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. ASU 2020-06 removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception. Also, ASU 2020-06 requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will no longer be available. ASU 2020-06 is effective for interim and annual reporting periods beginning after December 15, 2023, with early adoption permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal year. The Company adopted the new standard on January 1, 2022 under the modified retrospective approach resulting in a cumulative catch-up adjustment of $1.1 million to accumulated deficit and additional paid-in capital as of the date of adoption related to the beneficial conversion feature related to the 2018 Bridge Notes as discussed in Note 6.

In May 2021, the FASB issued ASU 2021-04, Earnings Per Share (Topic 260), Debt—Modifications and Extinguishments (Subtopic 470-50), Compensation—Stock Compensation (Topic 718), and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Issuer’s Accounting for Certain Modifications or Exchanges of Freestanding Equity-Classified Written Call Options (a consensus of the FASB Emerging Issues Task Force). This guidance clarifies certain aspects of the current guidance to promote consistency among reporting of an issuer’s accounting for modifications or exchanges of freestanding equity-classified written call options (for example, warrants) that remain equity classified after modification or exchange. The amendments in this update are effective for all entities for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for all entities, including adoption in an interim period. The Company adopted ASU 2021-04 under the private company transition guidance beginning January 1, 2022, the adoption did not have an impact on the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistency among reporting entities. ASU 2019-12 is effective for fiscal years beginning after December 15, 2021 and for interim periods within fiscal years beginning after December 15, 2022. Most amendments within this accounting standard are required to be applied on a prospective basis, while certain amendments must be applied on a retrospective or modified retrospective basis. The Company adopted ASU 2019-12 under the private company transition guidance beginning January 1, 2022, the adoption did not have an impact on the Company’s financial statements.

Recent Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB’s guidance on the impairment of financial instruments. Topic 326 adds to GAAP an impairment model (known as the “current expected credit loss model”) that is based on expected losses rather than incurred losses. ASU 2016-13 is effective for the Company’s annual and interim periods beginning after December 15, 2022 with early adoption permitted. The Company does not expect to early adopt the new standard. The Company is currently evaluating the impact of ASU 2016-13 on its unaudited condensed consolidated financial statements.

3.	REVENUE

The Company generates revenues from the sale of silicon photovoltaic solar panels and licensing of the Company’s technology to third parties.

Product Sales— The Company recognizes revenue from sales of products as control is transferred to customers, which generally occurs upon delivery to the customer’s premises. Other than standard warranty obligations, there are no rights of return or significant post-shipment obligations with respect to the Company’s products. Contracts with customers consist of a single performance obligation, hence the entire transaction price is allocated to this single performance obligation. In determining the transaction price in contracts with customers, the Company reduces revenue for the estimated costs of customer and distributor programs and incentive offerings such as price protection and rebates. Any provision for customer and distributor programs and other discounts is recorded as a reduction of revenue at the time of sale based on an evaluation of the contract terms and historical experience.

License Revenue — The Company derives revenue from the licensing of the Company’s technology to third parties. Revenue from functional IP licensing arrangements is recognized at a point in time when control over the licensed technology is transferred to the customer. License fees, i.e., royalties, that are not fixed at contract inception are recognized over time upon occurrence of the later of the subsequent technology sale or usage, or satisfaction of the performance obligation to which some or all of the usage-based royalty relates. In March 2022, the Company settled litigation with a customer in relation to an arrangement for which $4.5 million had been recognized in license revenue in fiscal year 2019. The $0.45 million loss incurred upon settlement is included in General and administrative expenses in the Unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for the nine months ended September 30, 2022. The Company recognized license revenue amounting to $0.01 million and $0.02 million for the nine months ended September 30, 2022, and 2021, respectively.

Disaggregated revenue by primary geographical market and business activity are as follows (in thousands):

	Nine months ended September 30,
	2022	2021
Primary geographical markets
U.S.	$26,566	$46,159
International	4,260	1,802

Total	$30,826	$47,961

Product sales	$30,817	$47,938
Royalty	9	23

Total revenue	$30,826	$47,961

Contract Balances Contract liabilities consist of deferred revenue or customer deposits and relate to amounts invoiced-to or advance consideration received from customers, which precede the Company’s satisfaction of the associated performance obligation(s).

The following table is a rollforward of deferred revenue as of September 30, 2022 and December 31, 2021 (in thousands):

	September 30,	December 31,
	2022	2021
Deferred revenue—beginning balance	$75	$2,070
Additions	291	1,494
Revenue recognized	(293)	(3,489)

Deferred revenue—ending balance	$73	$75

As of September 30, 2022 and December 31, 2021, the Company’s deferred revenue is expected to be recognized during the succeeding 12-month period and is therefore presented as deferred revenue, current, in the Unaudited Condensed Consolidated Balance Sheets.

4.	FINANCIAL STATEMENT COMPONENTS

Restricted Cash— The Company classifies all cash for which usage is limited by contractual provisions as restricted cash. Restricted cash consists of $3.7 million and $4.8 million deposited in money market account, which is used as cash collateral backing letters of credit related to customs duty authorities’ requirements as of September 30, 2022 and December 31, 2021, respectively. The Company has presented these balances under noncurrent assets in the Unaudited Condensed Consolidated Balance Sheets.

Total cash, cash equivalents and restricted cash is presented in the table below (in thousands):

	September 30,	December 31,
	2022	2021
Cash and cash equivalents	$2,107	$9,113
Restricted cash	3,742	4,802

Total cash, cash equivalents and restricted cash	$5,849	$13,915

Inventories—The components of inventories as of September 30, 2022 and December 31, 2021, respectively, were as follows (in thousands):

	September 30,	December 31,
	2022	2021
Finished goods	$4,010	$16,928
Work in progress	—	—
Raw materials	—	—

Total inventory, net	$4,010	$16,928

As of September 30, 2022 and December 31, 2021 reserves for inventory obsolescence were both $0.1 million.

Property and Equipment, net— Property and equipment, net as of September 30, 2022 and December 31, 2021, consist of the following (in thousands):

	September 30,	December 31,
	2022	2021
Manufacturing equipment	$3,227	$3,195
Leasehold improvement	875	864
Furniture, fixtures and office equipment	79	66

	4,181	4,125
Less: Accumulated depreciation	(3,345)	(3,126)

Total property and equipment, net	$836	$999

Total depreciation expense for the nine months ended September 30, 2022 and 2021, was $0.2 million and $0.9 million, respectively.

Accrued Expenses and Other Current Liabilities— Accrued expenses and other current liabilities consist of the following (in thousands):

	September 30,	December 31,
	2022	2021
Accrued purchases	$3,950	$2,657
Accrued rebates and credits	696	1,967
Warranty cost, current	93	87
Other taxes payable	956	1,053
Customer deposits	786	773
Accrued payroll	629	784
Accrued interest	150	—
Current portion of amount payable to a vendor (Note 13)	1,420	1,699
SCI Term Loan and Revolving Loan amendment fees (Note 6)	1,700	1,700
Other accrued liabilities	1,003	993

Total accrued expenses and other current liabilities	$11,383	$11,713

Warranty Cost— The following table is a roll forward of warranty cost as of September 30, 2022 and December 31, 2021 (in thousands):

	September 30,	December 31,
	2022	2021
Beginning balance	$1,738	$1,248
Warranty settlements	(148)	(135)
Additions to warranty accrual	277	625

Ending balance	$1,867	$1,738

Warranty cost, current	$93	$87
Warranty cost, noncurrent	1,774	1,651

Total warranty cost	$1,867	$1,738

Other Income, net

Other income, net consists of the following (in thousands):

	Nine Months Ended September 30,
	2022	2021
Forgiveness of Paycheck Protection Program Loan (Note 6)	$1,414	1,433
Change in fair value of preferred stock warrants liability (Note 7)	775	339
Others	(93)	(47)

Total other income, net	$2,096	$1,725

5.	LEASES

Operating Leases— In April 2018, the Company entered into a 56-month lease agreement for an office space in Oakland, California for $0.8 million in total payments. Effective June 2021, the Company terminated the lease agreement and agreed to settle the unpaid rent and related legal costs for $0.3 million. As a result, the Company derecognized the Oakland right-of use asset and corresponding lease liability and recognized a loss of $0.01 million as Other income (expense), net in the Unaudited Condensed Consolidated Statement of Operations and Comprehensive Loss for the nine months ended September 30, 2021.

In November 2019, the Company entered an 84-month lease for office and manufacturing space in Fremont, California (“Fremont facility”) for $3.3 million in total payment. The Company has an option to renew the lease for five years. Lease renewals are not assumed in the determination of the lease term until the exercise of the renewals are deemed to be reasonably certain.

6.	NOTES PAYABLE, NET

Notes payable, net consists of the following (in thousands):

	September 30,	December 31,
	2022	2021
2018 Bridge Notes	$9,086	$7,076
Payroll Protection Program Loan	—	1,414
Simple Agreement for Future Equity Note	50,230	34,001
Term and Revolver Loan	4,957	9,618
Promissory Note	6,674	—

Total notes payable, net	70,947	52,109
Less current portion	(15,760)	(10,912)

Notes payable, net of current portion	$55,187	$41,197

2018 Bridge Notes

In connection with the 2018 Notes, the Company originally issued warrants to purchase 486,240 shares of its common stock at $0.01 per share. The warrants, which were exercisable upon issuance, expire in December 2023. At issuance, the Company determined the relative fair value of the warrants to be $1.1 million. The Company recorded the fair value of the warrant as a debt discount within additional paid-in capital. After allocating $1.1 million to the warrant, the fair value of preferred stock in which the notes could be converted exceeded the carrying value of the notes. As such the conversion feature under the notes was considered a beneficial conversion feature which was treated as debt discount and amortized to interest expense using the effective interest rate method. The Company recorded an additional $1.1 million discount to the notes within additional paid-in capital. As discussed in Note 2, in January 1, 2022, in connection with the adoption of ASU 2020-06, the Company derecognized the beneficial conversion feature which resulted in a $1.1 million decrease in additional paid-in capital and cumulative catch-up adjustment to accumulated deficit.

In December 2021, the Company entered into an amendment to the 2018 Notes extending the maturity date from December 13, 2021 to December 13, 2022. In connection with the amendment, the notes will continue to bear interest at 8% per annum and are entitled to a repayment premium of 110% of the principal and accrued interest at the time of repayment. Additionally, the Company issued warrants to purchase 196,462 shares of Series E-1 redeemable convertible preferred stock (“Series E-1 warrants”) at $4.59 per share in connection with the amendment. The warrants were exercisable immediately and expire on December 13, 2031. Upon issuance, the Company determined the fair value of the warrants to be $0.7 million using the Black-Scholes option-pricing model using the following assumptions: no dividends; risk-free interest rate of 1.42%; contractual life of 10 years; and expected volatility of 54.4%. The Series E-1 warrants qualified as liabilities as the underlying preferred stock were contingently redeemable upon the occurrence of a change in control, which is outside the control of the Company. At September 30, 2022, the warrants remain outstanding.

The Company concluded that the modification was a troubled debt restructuring as the Company was experiencing financial difficulty and the amended terms resulted in a concession to the Company. As the future undiscounted cash payments under the modified terms exceeded the carrying amount of the 2018 Notes on the date of modification, the modification was accounted for prospectively. Additionally, the Company recorded the fair value of the Series E-1 warrants as a reduction of Notes payable, net of discounts to the restructured notes on the date of modification. The debt discount and incremental repayment premium are being amortized to interest expense using the effective interest rate method.

The net carrying value of 2018 Bridge Notes was as below (in thousands):

	September 30,	December 31,
	2022	2021
Principal	$9,258	$7,777
Less: unamortized debt discount	(172)	(701)

Net carrying value	9,086	7,076
Less: current portion	(9,086)	(7,076)

Total noncurrent portion	$—	$—

The following table sets forth the total interest expense recognized related to the 2018 Bridge Notes (in thousands):

	September 30,	September 30,
	2022	2021
Amortization of debt discount	$467	$1,160
Contractual interest expense	1,482	2,223

Total interest expense	$1,949	$3,383

Effective interest rate of the liability component	32.6%	32.6%

Paycheck Protection Program Loan

In May 2020, the Company entered into an unsecured promissory note under the Payroll Protection Program (“PPP Loan”), with a bank under the PPP administered by the United States Small Business Administration (“SBA”) and authorized by the Keeping American Workers Employed and Paid Act, which is part of the CARES Act, enacted on March 27, 2020. The PPP Loan may be prepaid, in full or in part, at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, the Company can apply for, and be granted, forgiveness for all or a portion of the PPP Loan. The principal amount of the PPP Loan is $1.4 million. The PPP Loan is non-interest bearing and has a maturity date of less than a year. The PPP Loan was forgiven in full in March 2021 and as a result gain on forgiveness of debt of $1.4 million is recorded within Other income (expense), net in the Company’s Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2021.

In February 2021, the Company obtained a PPP Loan with a principal amount of $1.4 million. The PPP Loan bears interest at less than 1% per annum and has a maturity date of less than one year. The PPP Loan principal and accrued interest was forgiven in full in January 2022 and as a result the gain on forgiveness of debt of $1.4 million is recorded within Other income (expense), net in the Company’s Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2022.

Promissory Note

In May 2022, the Company issued a secured promissory note to a trust affiliated with T.J. Rodgers, a director of Solaria amounting to $6.5 million in exchange for cash. The secured promissory note accrues paid-in-kind interest at a rate of 7.5% per annum and the note had an original maturity date of July 11, 2022, collateralized by substantially all of the Company’s personal property, including all assets, inventory, equipment, general intangibles, financial assets, investment property, securities, deposit accounts and excluding intellectual property. As of September 30, 2022, the secured promissory note remained outstanding. In conjunction with the transaction with Complete Solar, both the parties agreed to extend the note term beyond its original maturity date. The secured promissory note with the original principal value of $6.5 million and paid-in-kind interest of $0.2 million was finally terminated in October 2022, in exchange for the issuance of a new convertible note by Complete Solar.

Simple Agreement for Future Equity Notes

The Company entered into various interest free unsecured Simple Agreement for Future Equity Notes (“SAFE”) notes agreements and raised $32.0 million in fiscal 2021 and $2.0 million in fiscal 2020. The number of shares to be issued upon conversion of the SAFE notes are subject to the following:

Equity Financing – In the event of certain equity financing before the termination of the SAFE note, on the initial closing of such equity financing, the SAFE note will automatically convert into the number of shares of SAFE preferred stock in accordance with the terms of the SAFE agreement. In the event of certain other financing before the termination of the SAFE note, the investor may elect to convert the SAFE note into preferred stock equal based on the terms of the SAFE agreement.

Public Offering – If there is an Initial Public Offering (“IPO”) before the termination of the SAFE note, the SAFE note will automatically convert into the right to receive the number of shares of common stock according to the terms of the SAFE agreement.

Change of Control – If there is a Change of Control before the termination of the SAFE note, the SAFE note will automatically convert into the right to receive a portion of proceeds according to the terms of the SAFE agreement.

Dissolution Event – If there is a Dissolution Event before the termination of the SAFE note, the investor will automatically be entitled to receive a portion of proceeds according to the terms of the SAFE agreement.

Valuation Caps – the SAFE notes are subject to a valuation cap. The valuation cap is $190.0 million for each of 33 notes with aggregate principal of $30.0 million. Two notes with principal balance of $2.0 million each have valuation caps of $219.1 million and $221.1 million, respectively.

The Company elected to account for all of the SAFE notes at estimated fair value pursuant to the fair value option and recorded the change in estimated fair value as other income (expense), net in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss until the notes are converted or settled.

The estimated fair value and face value of these notes was $50.2 million and $34.0 at September 30, 2022 and December 31, 2021, respectively, and is considered Level 3 fair value measurement. The Company recorded a loss of $14.2 million relating to the change in estimated fair value of these notes as change in fair value of Simple Agreement for Future Equity Notes in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss for the nine months ended September 30, 2022. There was no change in estimated fair value of these notes for the year ended December 31, 2021.

As more fully described in Note 16, post consummation of the merger in November 2022, all SAFE notes were assumed by Complete Solar.

Term Loan and Revolver Loan

In October 2020, the Company entered into a loan agreement (“Loan Agreement”) with Structural Capital Investments III, LP (“SCI”).

The Loan Agreement with SCI comprises of two facilities, a term loan (the “Term Loan”) and a revolving loan (the “Revolving Loan”) (together “Original Agreement”) for $5.0 million each with a maturity date of October 31, 2023. Both the Term Loan and the Revolving Loan were fully drawn upon closing.

The Term Loan has a term of thirty-six months, equal monthly payments of principal beginning November 2021 until the end of the term and an annual interest rate of 9.25% or Prime rate plus 6%, whichever is higher. The Revolving Loan also has a term of thirty-six months, principal repayments at the end of the term and an annual interest rate of 7.75% or Prime rate plus 4.5%, whichever is higher. The Loan Agreement required the Company to meet certain financial covenants relating to maintenance of specified restricted cash balance, achieving specified revenue target and maintaining specified contribution margin (“Financial covenants”) over the term of each of the Term Loan and Revolving Loan. The Term Loan and Revolving Loan are collateralized substantially by all assets and property of the Company.

In October 2020, the Company recorded debt issuance costs discount totaling $0.8 million related to the Original agreement. The total debt issuance costs and discount is being amortized to interest expense using the effective interest method.

In February 2021, the Company entered into an Amended and Restated Loan and Security Agreement as a First Amendment to the Original Agreement (“First Amendment”) to revise certain financial covenants within the Original Agreement.

In July 2021, the Company entered into an amendment to the Original Agreement (“Second Amendment”) as a forbearance agreement for SCI to forbear from exercising any rights and remedies available to it as a result of Company not meeting certain Financial Covenants required by the Original Agreement. As a result of this amendment changes were made to the financial covenants. The Company incurred $1.2 million in amendment fee related to the Second Amendment which was recognized as loss on extinguishment of debt discussed below.

In connection with the Second Amendment, the Company issued E-1 Warrants to purchase 305,342 shares of Series E-1 redeemable convertible preferred stock (“SCI Series E-1 warrants”) at $4.59 per share. The warrants were fully exercisable in whole or in part at any time during the term of the Original agreement. The SCI Series E-1 Warrants are scheduled to expire on July 30, 2031. Upon issuance, the Company determined the fair value of the warrants to be $1.2 million using the Black-Scholes option-pricing model using the following assumptions: no dividends; risk-free interest rate of 1.44%; contractual life of 10 years; and expected volatility of 55.7%. The Series E-1 warrants qualified as liabilities as the underlying preferred stock were contingently redeemable upon the occurrence of a change in control, which is outside the control of the Company.

The Company concluded that the modification to the terms of the Second Amendment changed the present value of cash flows by more than 10% and, as such, was treated as a debt extinguishment. The Company recognized a loss on extinguishment of debt of $3.0 million in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss in July 2021 which included the fair value of SCI Series E-1 warrants of $1.2 million issued in connection with the modification and $1.2 million amendment fee.

In December 2021, the Company entered into an amendment to the Original Agreement (“Third Amendment”) as a forbearance agreement for SCI to forbear from exercising any rights and remedies available to it as a result of Company not meeting certain Financial Covenants required by the Original agreement. As a result of this amendment, changes were made to the financial covenants. The Company incurred $0.5 million in amendment fee related to the Third Amendment and also paid default interest amounting to $0.3 million for the period April 2021 through November 2021.

In connection with the Third Amendment, the Company further amended the exercise price of the Series D-1 Preferred Stock Warrants to $2.17 per share and also amended the number of warrants. As of the date of the Amendment, the Company determined the fair value of the amended Series D-1 Preferred Stock warrants to be $2.9 million using the Black-Scholes option-pricing model using the following assumptions: no dividends; risk-free interest rate of 1.35%; contractual life of 6 years; and expected volatility of 57.7%.

Additionally, the Company amended the exercise price of the Series E-1 Preferred Stock Warrants to $2.29 per share. As of the date of the Amendment, the Company determined the fair value of the amended Series E-1 Preferred Stock warrants to be $1.3 million using the Black-Scholes option-pricing model using the following assumptions: no dividends; risk-free interest rate of 1.44%; contractual life of 9.6 years; and expected volatility of 57.6%.

The Company concluded that the modification to the terms of the Third Amendment changed the present value of cash flows by more than 10% and, as such, was treated as a debt extinguishment. The Company recognized a loss on extinguishment of debt of $2.4 million in the Unaudited Condensed Consolidated Statements of Operations and Comprehensive Loss in December 2021 which included the incremental fair value of the Series D-1 warrants of $1.7 million and incremental fair value of the Series E-1 warrants of $0.2 million relating to the modification.

In April 2022, the Company entered into an amendment to the Original Agreement (“Fourth Amendment”) as a forbearance agreement for SCI to forbear from exercising any rights and remedies available to it as a result of the Company not meeting certain Financial Covenants required by the Original Agreement. As a result of this amendment, changes were made to the financial covenants. The Company incurred $0.15 million in amendment fee related to the Fourth Amendment.

In June 2022, the Company entered into an amendment to the Original Agreement (“Fifth Amendment”) related to SCI which resulted in certain changes to financial covenants including updates to quarterly revenue requirements and contribution margin requirements.

In September 2022, the Company paid off the total outstanding principal and interest of the Term Loan related to the Loan Agreement with SCI in the amount of $2.8 million. The remaining unamortized debt discount of $0.04 million on the date of pay off was recorded as amortization of debt discount and included as interest expense.

The Term Loan and Revolving Loan consisted of the following (in thousands):

	September 30,	December 31,
	2022	2021
Principal	$5,000	$9,618
Less: unamortized debt discount	(43)	—

Net carrying value	4,957	9,618
Less: current portion	—	(2,421)

Total noncurrent portion	$4,957	$7,197

The revolving loan principal balance at September 30, 2022 amounted to $5.0 million and is due on October 2023.

The following table sets forth the total interest expense recognized related to the SCI term loan and revolving Loan (in thousands):

	September 30,	September 31,
	2022	2021
Amortization of debt discount	$64	$170
Contractual interest expense	692	664

Total interest expense	$756	$834

7.	REDEEMABLE PREFERRED STOCK WARRANTS

In 2010, in connection with a loan agreement, the Company issued a warrant to purchase 211,270 shares of Series A-1 preferred stock at an exercise price of $1.52 per share. These warrants were exercised in March 2021.

In connection with the Series B-1 preferred stock financing in February 2015, the Company amended certain previously outstanding common stock warrants into a warrant to purchase 35,294 shares of Series B-1 at an exercise price of $5.40 per share. These warrants were exercised in March 2021.

In 2017, in connection with a Loan and Security Agreement with Structural Capital Investments II, LP and El Dorado Investment Company, the Company issued warrants to purchase 147,551 shares of Series C-1 at an exercise price of $8.66 per share. In 2018, in connection with a second amendment to Loan and Security Agreement and the cancellation of the C-1 Warrants, the Company issued warrants to purchase 375,801 shares of Series D-1 at an exercise price of $4.33 per share. As fully discussed in Note 6, in December 2021, in connection with the Third Amendment to the Original Agreement, the Company amended certain terms of the warrant to purchase Series D-1 preferred stock. As amended, the Series D-1 preferred stock warrants are calculated based on a percentage of the Company’s fully diluted capitalization at an exercise price of $2.17 per share. As of September 30, 2022, 745,001 units of Series D-1 preferred stock warrants are outstanding. The warrants were exercisable upon issuance and expire on December 22, 2027.

As fully discussed in Note 6, in July 2021, in connection with the Second Amendment to Original Agreement, the Company issued warrants to purchase 305,342 shares of Series E-1 at an exercise price of $4.59 per share. In December 2021, in connection with the Third Amendment to the Original Agreement, the Company amended the exercise price of the Series E-1 preferred stock warrants to $2.29 per share.

As fully discussed in Note 6, in December 2021, in connection with the amendment to the 2018 Notes, the Company issued warrants to purchase 196,462 shares of Series E-1 Preferred Stock at an exercise price of $4.59 per share. The Series E-1 warrants remain outstanding as of September 30, 2022 and December 31, 2021.

All of the above preferred stock warrants qualified as liabilities as the underlying preferred stock were contingently redeemable upon the occurrence of a change in control, which is outside the control of the Company. The preferred stock warrants have been recorded as a preferred stock warrant liability and are revalued to fair value each reporting period.

The changes in value of the preferred stock warrant liability are summarized below (in thousands):

	Nine Months Ended September 30,
	2022	2021
Beginning Balance—January 1	$4,955	$1,725
Change in Fair Value included in Other income (expense), net	(775)	(339)
Exercise of warrant	—	(250)
Series E-1 warrants issued in connection with SCI Second amendment—included in Loss on debt extinguishment	—	1,191

Ending Balance—September 30	$4,180	$2,327

Fair Value Measurement— The Company follows ASC 820 which establishes disclosure requirements and a common definition of fair value to be applied when U.S. GAAP requires the use of fair value. The ASC 820 fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy are as follows:

Level 1—Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

Level 2—Observable inputs that reflect quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the assets or liabilities, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Inputs that are generally unobservable and are supported by little or no market activity, and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest-level input that is significant to the fair value measurement in its entirety.

The unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2022 and year ended December 31, 2021, do not include any nonrecurring fair value measurements relating to assets or liabilities.

There were no transfers between Level 1 or Level 2 of the fair value hierarchy during the nine months ended September 30, 2022 and year ended December 31, 2021.

	As of September 30, 2022
	Level 1	Level 2	Level 3	Total
Financial liabilities:
SAFE Note	$—	$—	$50,230	$50,230
Redeemable convertible preferred stock warrants liability	—	—	4,180	4,180

Total financial liabilities	$—	$—	$54,410	$54,410

	As of December 31, 2021
	Level 1	Level 2	Level 3	Total
Financial liabilities:
SAFE Note	$—	$—	$34,001	$34,001
Redeemable convertible preferred stock warrants liability	—	—	4,955	4,955

Total financial liabilities	$—	$—	$38,956	$38,956

The following table summarizes the significant unobservable inputs used in the fair value measurement of the SAFE Notes as of September 30, 2022:

Fair Value (in thousands)	Valuation Technique	Unobservable Input	Input
$50,230	Scenario-based analysis	Discount rate	20%
		Probability of SPAC business combination	80%
		Probability of continuing business under non
		merger scenario	20%

The estimated fair values of SAFE notes as of December 31, 2021, was determined to be same as face value.

As of September 30, 2022 and December 31, 2021, the warrants were valued using the Black— Scholes option pricing model with the following assumptions:

	September 30,	December 31,
	2022	2021
Expected term (in years)	5.23 - 9.20	5.98 - 9.95
Expected volatility	55.4% - 58.6%	54.0% - 57.7%
Risk-free interest rate	3.83% - 4.06%	1.35% - 1.52%
Expected dividend yield	0%	0%

8.	REDEEMABLE CONVERTIBLE PREFERRED STOCK

As of September 30, 2022, the Company is authorized to issue 13,500,285 shares of redeemable convertible preferred stock with a par value of $0.001 per share (collectively, Preferred Stock). Redeemable convertible preferred stock as of September 30, 2022 and December 31, 2021 consisted of the following (in thousands, except share and per share data):

	As of September 30, 2022
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Conversion Price Per Share	Aggregate Liquidation Preference
Series E-1	7,324,607	5,348,050	$49,191	$9.17	$49,042
Series D-1	375,801	—	—	—	—
Series C-1	1,509,508	1,509,508	13,063	8.66	13,072
Series B-1	785,471	785,471	4,238	5.40	4,242
Series A-1	3,504,898	3,504,898	5,578	1.52	5,327

	13,500,285	11,147,927	$72,070		$ 71,683

	As of December 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Conversion Price Per Share	Aggregate Liquidation Preference
Series E-1	7,324,607	5,348,050	$49,186	$9.17	$49,042
Series D-1	375,801	—	—	—	—
Series C-1	1,509,508	1,509,508	13,060	8.66	13,072
Series B-1	785,471	785,471	4,237	5.40	4,242
Series A-1	3,504,898	3,504,898	5,578	1.52	5,327

	13,500,285	11,147,927	$72,061		$ 71,683

During March 2021, the Company issued 211,270 Series A-1 preferred stock and 35,294 Series B-1 preferred stock in connection with the exercise of warrants discussed in Note 7.

The holders of Preferred Stock have the following rights, preferences, privileges, and restrictions:

Dividends— The holders of the outstanding shares of Preferred Stock are entitled to receive, when and if declared by the Board of Directors, noncumulative dividends at the annual rate of 8% per share of Preferred Stock. Dividends on Preferred Stock are payable in preference to any dividends on common stock or Class B common stock. In any year, after payment of dividends on Preferred Stock, any additional dividends declared by the Board of Directors will be paid among the holders of Preferred Stock, common stock, and Class B common stock pro rata on an if-converted basis. No dividends have been declared or paid during the nine months ended September 30, 2022 and 2021.

Liquidation— Upon liquidation, dissolution, or winding up of the Company, including a change of control of the Company, holders of Preferred Stock will be entitled to receive, on a pro rata basis, prior and in preference to any distribution to holders of any series of common stock, an amount equal to $9.17 per share of Series E-1, $8.66 per share of Series D-1, $8.66 per share of Series C-1, $5.40 per share of Series B-1 and $1.52 per share of Series A-1, plus any declared but unpaid dividends on such shares. If the assets and funds thus available for distribution among holders of Preferred Stock are insufficient to provide such holders their full aforesaid preferential amount, then the entire amount of the assets and funds of the Company legally available for distribution will be distributed ratably among all holders of Preferred Stock.

After the distribution to the holders of Preferred Stock, any remaining assets of the Company legally available for distribution will be distributed pro rata, on an if-converted basis, to all holders of common stock and Class B common stock.

Conversion— Each share of Preferred Stock is convertible at the option of the holder into that number of common shares that is equal to the original issuance price of the Preferred Stock divided by the conversion price, as defined in the Company’s Certificate of Incorporation, subject to adjustment for events of dilution. Holders of Preferred Stock may elect to convert their shares into common stock at any time.

Each share of Preferred Stock will automatically convert into shares of common stock at the then effective conversion rate for each such share (i) immediately prior to the closing of a qualified public offering of the Company’s common stock in which gross proceeds exceed $15.0 million or (ii) upon the receipt by the Company of a written request for such conversion from the holders of a majority of the then outstanding Preferred Stock.

Voting— Each share of Preferred Stock has voting rights equivalent to the number of shares of common stock into which it is convertible.

Protective Provisions— As long as 250,000 shares of Preferred Stock remain outstanding, the majority vote of the holders of the then outstanding shares of Preferred Stock is necessary for consummation of certain transactions, including but not limited to: increasing or decreasing the authorized capital stock; creating any senior or pari passu security, privileges, preferences or voting rights senior to or on parity with those granted to the Preferred Stock; altering or changing the preferred series rights; redeeming or repurchasing the Company’s equity securities; and entering into any transaction deemed to be a liquidation or dissolution of the Company.

Redemption— At any time after 7 years from the issuance of respective series of Preferred Shares, the holders of a majority of the outstanding voting Preferred Stock Series may vote to require the Company to redeem all outstanding shares of Preferred Stock Series in three equal annual installments by paying in cash an amount per share equal to the original issuance price of the Preferred Stock Series, plus any accrued but unpaid dividends. If the Company does not have sufficient funds legally available to redeem all shares of Preferred Stock, then the Company will redeem the maximum possible number of shares ratably among the holders of such shares and will redeem the remaining shares as soon as sufficient funds are legally available. After 7 years from the issuance of respective series of Preferred Shares, the Preferred shares are then currently redeemable at the option of the holder and have been classified in the mezzanine section of the Unaudited Condensed Consolidated Balance Sheets.

Preferred Shares are also contingently redeemable upon liquidation and certain deemed liquidation events such as acquisition, merger, consolidation or the sale, lease transfer, exclusive license or other disposition by the Company of all or substantially all of the assets of the Company. These events are outside the control of the Company and therefore the Preferred Stock have been classified in the mezzanine section of the Unaudited Condensed Consolidated Balance Sheets.

The Company records its redeemable convertible preferred stock at the amount of cash proceeds received on the date of issuance, net of issuance costs. Since the preferred stock is probable of becoming redeemable at the option of the holder at a future date, accretion of the preferred stock will be recognized over the period of time from the date of issuance to the earliest redemption date. The accretion is recorded as additional paid-in capital. Accretion of preferred stock was $0.01 million and $0.02 million for the nine months ended September 30, 2022 and 2021, respectively.

9.	COMMON STOCK

As of September 30, 2022 and December 31, 2021, the Company is authorized to issue two classes of common stock, designated as common stock and Class B common stock. The two classes of common stock have similar rights, except holders of common stock are entitled to one vote per share while holders of Class B common stock have no voting rights. Each share of Class B common stock will automatically convert into one share of common stock immediately prior to a qualified initial public offering of the Company’s common stock or upon the consummation of a liquidation event (as defined in the Certificate of Incorporation). As of September 30, 2022 and December 31, 2021, the Company is authorized to issue

27,000,000 shares of common stock with a par value of $0.001 per share and 815 shares are designated as Class B common stock.

In April 2021, 25,000 warrants to purchase common stock were exercised. In March 2021, 12,674 warrants to purchase common stock expired unexercised.

During the nine months ended September 30, 2022, 1,311,651 warrants to purchase common stock were exercised and 505,672 warrants to purchase common stock expired unexercised. As of September 30, 2022 and December 31, 2021, 1,156,624 units and 2,973,947 units, respectively, of common stock warrants are outstanding.

10.	RELATED PARTY TRANSACTIONS

The Company defines related parties as directors, executive officers, nominees for director, stockholders that have significant influence over the Company, or are a greater than 5% beneficial owner of the Company’s capital and their affiliates or immediate family members. As of September 30, 2022 and December 31, 2021 and during the nine months ended September 30, 2022 and September 30, 2021 there were no significant transactions with related parties other than the following:

As discussed in Note 6, in May 2022, the Company issued a $6.5 million secured promissory note to a trust affiliated with T.J. Rodgers, a director of Solaria amounting in exchange for cash. The secured promissory note with the original principal value of $6.5 million and paid-in-kind interest of $0.2 million was terminated in October 2022, in exchange for the issuance of a new convertible note by Complete Solar.

As discussed in Note 6, in December 2018, the Company issued the 2018 Notes totaling approximately $3.4 million in exchange for cash. Three of the notes with aggregate principal of $0.2 million were issued to related parties including two officers and a trust affiliated with a Board member. The aggregate liability, inclusive of interest and principal accretion totaled $0.5 million and $0.4 million as of September 30, 2022 and December 31, 2021, respectively. These amounts are included in the Unaudited Condensed Consolidated Balance Sheets as Notes Payable, Net.

11.	INCOME TAXES

The Company did not record income tax expense during the nine months ended September 30, 2022 and 2021, respectively due to losses incurred and a full valuation allowance recorded against net deferred tax assets. The Company’s tax loss carryforwards differ from financial statement losses primarily due to stock-based compensation which is not deductible for income tax purposes.

The Company’s deferred tax assets principally result from net operating loss carryforwards. Utilization of the Company’s net operating loss carryforwards is dependent upon future levels of taxable income and may be subject to limitation due to the “change in ownership provisions” under Section 382 of the Internal Revenue Code and similar foreign provisions. Such limitations may result in the expiration of these carryforwards before their utilization.

During the nine months ended September 30, 2022, there were no significant changes to the total amount of unrecognized tax benefits. As of December 31, 2021, the Company had unrecognized tax benefits of $1.3 million for federal and $1.3 million for state related to R&D credits generated as of December 31, 2021.

12.	STOCK-BASED COMPENSATION

The Company has two stock option plans: the 2006 Stock Option Plan and the 2016 Stock Option Plan (collectively, the Plans). Options granted under the Plans may be either incentive stock options (ISOs) or nonqualified stock options (NSOs). ISOs may be granted only to Company employees (including officers and directors who are also employees). NSOs may be granted to Company employees, directors and consultants. Options under the Plans may be granted with contractual terms of up to ten years (five years if granted to holders of more than 10% of the Company’s vesting stock). All options issued through September 30, 2022 have a ten-year contractual term. The exercise price of an ISO and NSO will not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company’s Board of Directors.

The exercise price of an ISO and NSO granted to a 10% stockholder will not be less than 110% of the estimated fair value of the shares on the date of grant, as determined by the Board of Directors. Options generally vest over four to five years at a rate of 20% to 25% upon the first anniversary of the commencement date and monthly thereafter.

As of September 30, 2022 and December 31, 2021, there were 926,435 and 335,538 shares of common stock available to be granted under the Plan.

The Company estimated the fair values of each option awarded on the date of grant using the Black-Scholes-Merton option pricing model utilizing the assumptions noted below. The expected term of the options is based on the average period the stock options are expected to remain outstanding calculated as the midpoint of the options vesting term, and contractual expiration period, as the Company did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post vesting employment termination behavior. The expected stock price volatility for the Company’s stock was determined by examining the historical volatilities of its industry peers as the Company did not have any trading history of its common stock. The risk-free interest rate was calculated using the average of the published interest rates for U.S. Treasury issues with maturities that approximate the expected term. The dividend yield assumption is zero as the Company has no history of, nor plans of, dividend payments. The estimated forfeiture rates are based on the Company’s historical forfeiture activity of unvested stock options.

The assumptions used under the Black-Scholes-Merton option pricing model and the weighted average calculated fair value of the options granted to employees for the nine months ended September 30, 2022 and 2021 are as follows:

	Nine Months Ended September 30,
	2022	2021
Grant date fair value	$1.03	$1.34
Expected term (in years)	6.21	6.13
Expected volatility	60%	60%
Risk- free interest rate	1.98%	1.01%
Expected dividend yield	0%	0%

A summary of the Company’s stock option and restricted stock unit activity and related information for the nine months ended September 30, 2022 is as follows:

	Options outstanding				Restricted stock units
	Number of shares	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic values ($‘000s)	Number of plan shares outstanding	Weighted average grant date fair value per share
Balances, December 31, 2021	6,884,913	$2.62	8.01	$288	120,000	$3.91
Options granted	756,060	1.78
Options exercised	—	—
Options forfeited	(702,426)	3.39			(120,000)

Balances, September 30, 2022	6,938,547	2.18	7.94	9,441	—

Options vested and exercisable -
September 30, 2022	3,770,809	2.43	7.27	4,332

Stock- based compensation is allocated on a departmental basis, based on the classification of the option holder or grant recipient. No income tax benefits have been recognized in the statements of operations for stock- based compensation arrangements and no stock- based compensation costs are capitalized as part of inventory or property and equipment as of September 30, 2022 and December 31, 2021.

Stock- based compensation expense is as follows for the nine months ended September 30, 2022 and 2021 in thousands):

	Nine Months Ended September 30,
	2022	2021
Cost of revenues	$37	$93
Research and development	339	347
Sales and marketing	466	477
General and administrative	1,169	1,030

Total stock- based compensation	$2,011	$1,947

Repricing of Options

Effective March 23, 2022, the Company’s board of directors approved an offer, to certain eligible employees, to exchange existing stock options, with an exercise price above $1.36, for new replacement stock options. The exercise price of the replacement stock options is $1.36 per share, which was the estimated fair market value on the exchange date, as determined with assistance from third- party valuation specialists. Eligible employees elected to exchange an aggregate of 991,195 outstanding stock options, with exercise prices ranging from $1.64 to $3.91 per share, for new replacement stock options. The replacement stock options have a grant date of March 23, 2022 and a contractual term of 10 years.

The exchange offer applied to both vested and unvested shares. Previously vested shares were exchanged for vested replacement stock options. Unvested shares were exchanged for shares which vest in accordance with the board-approved grant approval schedule with the service period ranging from 1.0 to 4.3 years.

The March 23, 2022 share exchange was accounted for as a modification and resulted in incremental stock-based compensation expense of $0.4 million of which $0.2 million related to vested options which was recognized immediately and $0.2 million related to unvested options which is being amortized on a straight-line basis over the 3.0 year weighted-average vesting period for those options.

13.	COMMITMENTS AND CONTINGENCIES

In June 2022, the Company filed a notice of arbitration with the Singapore International Arbitration Centre (“SIAC”) seeking approximately $47.0 million in damages against Solar Park Korea Co., LTD (“Solar Park”), a contract manufacturer of solar panels. The arbitration relates to write- downs recorded by the Company in December 2021 and other costs related to the loss of Solar Park’s production and transition to a new provider. Solar Park filed a response with SIAC in June 2022 asserting damages of approximately $30.0 million against the Company. The arbitration is expected to occur during the first half of 2024. On March 16, 2023, Solar Park filed a lawsuit against the Company and Complete Solaria claiming misappropriation of trade secrets, defamation, and tortious interference with contractual relations, among other things, in the United States District Court for the Northern District of California.

The Company believes that Solar Park’s allegations in the arbitration and the litigation lack merit and intends to vigorously defend all claims asserted. No liability has been recorded in the Company’s unaudited condensed consolidated financial statements as the likelihood of a loss is not probable at this time, and the Company does not believe a reasonably possible loss would be material to, nor does it expect that the ultimate resolution of these cases will have a material adverse effect on the Company’s financial condition, results of operations or cash flows.

As of September 30, 2022, the Company was contesting a $1.8 million liability to a vendor for the purchase of factory equipment which was intended to be used in Solar Park. The liability was included in the September 30, 2022 Unaudited Condensed Consolidated Balance Sheet as Accounts Payable of $0.4 million and Accrued Expenses and Other Current Liabilities of $1.4 million. The liability was included in the December 31, 2021 Unaudited Condensed Consolidated Balance Sheet as Accrued Expenses and Other Current Liabilities of $1.7 million and Other Liabilities, noncurrent of $0.1 million. On January 2023, the Company reached a settlement agreement with the vendor which reduced the liability from $1.8 million to $0.9 million.

In July 2020, the Company became aware that it might be subject to Antidumping and Countervailing Duties (“ADCVD”) on certain components manufactured in China and used in the solar panel production process in Korea. The Company applied for a definitive ruling from the U.S. Department of Commerce (“DoC”) while in parallel shifting its component supply from China. The DoC issued its ruling in April 2021. Because of the specificity of the DoC ruling in the Solaria case and prior case law under similar circumstances, the Company concluded that such ADCVD was not probable to be incurred for purchases in periods prior to the DoC ruling and immediately started paying appropriate ADCVD deposits on all entries after April 2021. No liability has been recorded in the Company’s consolidated financial statements as the likelihood of a loss is not probable at this time.

The Company is involved in other lawsuits and claims which arise in the normal course of business. These claims individually and in the aggregate are not expected to result in a material effect on the Company’s financial condition, results of operations or cash flows.

The Company had $3.5 million of outstanding letters of credit related to normal business transactions as of September 30, 2022. These agreements require the Company to maintain specified amounts of cash as collateral in segregated accounts to support the letters of credit issued thereunder. As discussed in Note 4, the cash collateral in these restricted cash accounts was $3.7 million and $4.8 million as of September 30, 2022 and December 31, 2021, respectively.

14.	EMPLOYEE BENEFIT PLAN

The Company has a 401(k) plan to provide defined contribution retirement benefits for all employees. Participants may contribute a portion of their compensation to the plan, subject to limitations under the Code. The Company’s contributions to the plan are at the discretion of the Board of Directors. The Company has not made any contributions to the plan since inception.

15.	GEOGRAPHIC INFORMATION

The following table summarizes revenue by geographic area for the nine months ended September 30, 2022 and 2021 (in thousands):

	Nine Months Ended September 30,
	2022		2021
	Amount	Percent	Amount	Percent
Total revenue, net
United States	$26,566	86.2%	$46,159	96.2%
Europe	4,260	13.8%	1,674	3.5%
Australia	—	0.0%	128	0.3%

Total	$30,826	100.0%	$47,961	100.0%

16.	SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 9, 2023, the date of issuance of these financial statements and has determined that there are no subsequent events outside the ordinary scope of business that require adjustment to, or disclosure in, the financial statements other than those described below.

In October 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Complete Solar and formed Complete Solaria. As a result, the Company became a wholly-owned indirect subsidiary of Complete Solaria effective on the date of consummation of merger in November 2022.

In October 2022, the Company entered into an amendment to the Original Agreement (“Sixth Amendment”) related to SCI which resulted in removal of quarterly revenue and contribution margin requirements.

In October 2022, in conjunction with the Merger Agreement with Complete Solar discussed above, the secured promissory note, issued in May 2022, to a trust affiliated with T.J. Rodgers, was terminated in exchange for issuance of a convertible note by Complete Solar.

In November 2022 Complete Solaria entered into a definitive business combination agreement with Freedom Acquisition I Corp. (NYSE: FACT) (“Freedom”), a Special Purpose Acquisition Company (“SPAC”). Upon closing of the business combination, which is expected in the first half of 2023, the combined Company is expected to be listed on the New York Stock Exchange under the new ticker “CSLR”.

In November 2022, the Company entered into an amendment to the 2018 Notes extending the maturity date from December 13, 2022 to December 13, 2023. In connection with the amendment, the terms of the notes will continue to bear interest at 8% per annum and are entitled to a repayment premium of 120% of the principal and accrued interest due. Additionally, in connection with the amendment and cancellation of 196,462 shares of Series E-1 warrants of Solaria, Complete Solaria issued warrants to purchase 304,234 shares of Series D-7 preferred stock at $3.84 per share.

Annex A

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

by and among

FREEDOM ACQUISITION I CORP.,

JUPITER MERGER SUB I CORP.,

JUPITER MERGER SUB II LLC,

COMPLETE SOLAR HOLDING CORPORATION,

AND

THE SOLARIA CORPORATION

dated as of October 3, 2022

i

(continued)

(continued)

(continued)

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement, dated as of October 3, 2022 (this “Agreement”), is made and entered into by and among Freedom Acquisition I Corp., a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“Acquiror”), Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Second Merger Sub”), Complete Solar Holding Corporation, a Delaware corporation (the “Company”), and The Solaria Corporation, a Delaware corporation (“Solaria”).

RECITALS

WHEREAS, Acquiror is a blank check company incorporated as a Cayman Islands exempted company and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, prior to or on the date hereof, the Company has entered into that certain Agreement and Plan of Merger with Complete Solar Midco, LLC, a Delaware limited liability company and a wholly owned Subsidiary of Solaria (“Midco”), Complete Solar Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Midco, Solaria, and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as the representative of the Company’s stockholders (such agreement, the “Required Transaction Merger Agreement”, and such transactions, the “Required Transaction”);

WHEREAS, at least one day prior to the First Effective Time (as defined below) and subject to the conditions of this Agreement, Acquiror shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”) and the Cayman Islands Companies Act (As Revised) (the “Domestication”);

WHEREAS, concurrently with the Domestication, Acquiror shall file a certificate of incorporation with the Secretary of State of the State of Delaware and adopt bylaws (in substantially the forms attached as Exhibits A and B hereto, respectively, with such changes as may be agreed in writing by Acquiror and the Company);

WHEREAS, in connection with the Domestication, (i) each then issued and outstanding Acquiror Class A Ordinary Share (as defined below) shall convert automatically, on a one-for-one basis, into a share of common stock, par value $0.0001 per share, of Acquiror (after its domestication as a corporation incorporated in the State of Delaware) (the “Domesticated Acquiror Common Stock”); and (ii) each then issued and outstanding Acquiror Class B Ordinary Share (as defined below) shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock;

WHEREAS, upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, (i) First Merger Sub will merge with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly owned subsidiary of Acquiror (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Initial Surviving Corporation”), (ii) immediately thereafter and as part of the same overall transaction, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub being the surviving entity of the Second Merger (Second Merger Sub, in its capacity as the surviving entity of the Second Merger, is sometimes referred to herein as the “Surviving Entity”) and Acquiror will change its name to “Complete Solaria, Inc.”, and (iii) immediately after the consummation of the Second Merger and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly owned subsidiary of Acquiror (such subsidiary, “Third Merger Sub”, and such merger, the “Additional Merger”, and together with the First Merger and the Second Merger, the “Mergers”), with Third Merger Sub being the surviving entity of the Additional Merger;

WHEREAS, upon the First Effective Time, all shares of the Company Capital Stock (as defined below), Company Options (as defined below) and Company Stock Warrants (as defined below) will be converted into the right to receive the Aggregate Merger Consideration as set forth in this Agreement;

WHEREAS, each of the parties hereto intends that, for United States federal (and applicable state and local) income tax purposes, (i) the Mergers be treated as a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321, (ii) each of the Domestication and the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the Treasury Regulations promulgated thereunder, and (iii) this Agreement constitutes and is hereby adopted as a “plan of reorganization” within the meaning of Section 368 of the Code and the Treasury Regulations;

WHEREAS, the Board of Directors of the Company has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for the Company to enter into this Agreement and the other documents contemplated hereby and recommended the adoption of this Agreement by the Company’s stockholders;

WHEREAS, the Board of Directors of Solaria has approved this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, declared it advisable for Solaria to enter into this Agreement and the other documents contemplated hereby;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Requisite Company Stockholders (to the extent each such holder is an officer, director or holder of more than 5% of any class of the Company’s voting securities and excluding CRSEF Solis Holdings, L.L.C. and any applicable Affiliates thereof (collectively, “Carlyle”)) have each executed and delivered to Acquiror a Company Stockholder Support Agreement (as defined below) pursuant to which such Requisite Company Stockholders have agreed to, among other things, vote (pursuant to an action by written consent of the stockholders of the Company) in favor of the adoption and approval, promptly following the time at which the Registration Statement (as defined below) shall have been declared effective and delivered or otherwise made available (including on the SEC’s EDGAR website) to the Company’s stockholders, of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to Acquiror’s willingness to enter into this Agreement, and as promptly as practicable after the execution and delivery of this Agreement, Carlyle shall join and become a party to the Company Stockholder Support Agreement by executing and delivering to Acquiror a joinder to the Company Stockholder Support Agreement pursuant to which Carlyle shall become bound by all covenants, agreements, representations, warranties and acknowledgments applicable to, and perform all obligations and duties required of, the Requisite Company Stockholders under the Company Stockholder Support Agreement (the “Company Stockholder Support Agreement Joinder”);

WHEREAS, each of the Acquiror Special Committee (as defined below), the Board of Directors of First Merger Sub and the Board of Managers of Second Merger Sub has (i) determined that it is in the best interests of and advisable for Acquiror, First Merger Sub and Second Merger Sub, as applicable, to enter into this Agreement and the documents contemplated hereby, (ii) approved the execution and delivery of this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby, and (iii) recommended the adoption and approval of this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby by the Acquiror Shareholders, the sole shareholder of First Merger Sub and the sole member of Second Merger Sub, as applicable;

WHEREAS, Acquiror, as sole shareholder of First Merger Sub and the sole member of Second Merger Sub has approved and adopted this Agreement and the documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, in furtherance of the Mergers and in accordance with the terms hereof, Acquiror shall provide an opportunity to its eligible (as determined in accordance with the Acquiror’s Governing Documents (as defined below)) shareholders to have their outstanding Acquiror Class A Ordinary Shares redeemed on the terms and subject to the conditions set forth in this Agreement and Acquiror’s Governing Documents in connection with obtaining the Acquiror Shareholder Approval (as defined below);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor has executed and delivered to the Company the Sponsor Support Agreement (as defined below) pursuant to which the Sponsor has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, on or prior to the date hereof, the Company entered into subscription agreements (the “Pre-Signing Company Subscription Agreements”) with certain investors (the “Pre-Signing Company Investors”) pursuant to which, and on the terms and subject to the conditions of which, the Pre-Signing Company Investors agreed to purchase convertible notes from the Company (the “Pre-Signing Company Convertible Notes”) for an aggregate purchase price equal to $7,000,000, such purchases to be consummated within three (3) Business Days following the date hereof;

WHEREAS, on or following the date hereof, the Company may enter into additional subscription agreements on terms substantially similar to, or no less favorable in all material respects to the Company than, the Pre-Signing Company Subscription Agreements (the “Post-Signing Company Subscription Agreements”) with certain investors (the “Post-Signing Company Investors”) pursuant to which, and on the terms and subject to the conditions of which, the Company Investors agree to purchase convertible notes from the Company (the “Post-Signing Company Convertible Notes”) for an aggregate purchase price of up to (i) $23,000,000 and (ii) following the closing of the Required Transaction, an amount equal to approximately $6,723,179 (the “Rollover Amount”), such purchases to be consummated as promptly as practicable following the execution of the Post-Signing Company Subscription Agreements;

WHEREAS, at the Closing, Acquiror, the Company, the Sponsor and certain of the Company’s stockholders, and their respective Affiliates, as applicable, shall enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing; and

WHEREAS, at the Closing, Acquiror and each of the Key Holders (as defined below) shall enter into a Lock-Up Agreement (the “Lock-Up Agreement”) substantially in the form attached hereto as Exhibit D (with such changes as may be agreed in writing by Acquiror and the Company), which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, Acquiror, First Merger Sub, Second Merger Sub and the Company agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

Section 1.1. Definitions. As used herein, the following terms shall have the following meanings:

“Acquiror Class A Ordinary Shares” means prior to the Domestication, the Class A ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Class B Ordinary Shares” means prior to the Domestication, the Class B ordinary shares, par value $0.0001 per share, of Acquiror.

“Acquiror Common Stock” means (a) prior to the Domestication, Acquiror Class A Ordinary Shares and Acquiror Class B Ordinary Shares, and (b) from and following the Domestication, Domesticated Acquiror Common Stock.

“Acquiror Ordinary Shares” means the Acquiror Class A Ordinary Shares and the Acquiror Class B Ordinary Shares.

“Acquiror Share Redemption” means the valid election of an eligible (as determined in accordance with Acquiror’s Governing Documents) holder of Acquiror Class A Ordinary Shares to redeem all or a portion of the Acquiror Class A Ordinary Shares held by such holder at a per-share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account (including any interest earned on the funds held in the Trust Account) (as determined in accordance with Acquiror’s Governing Documents) in connection with obtaining the Acquiror Shareholder Approval.

“Acquiror Share Redemption Amount” means the aggregate amount payable with respect to all Acquiror Share Redemptions.

“Acquiror Shareholder Approval” means the approval of (i) those Transaction Proposals identified in clauses (A), (B) and (C) of Section 8.2(b), in each case, by an affirmative vote of the holders of at least two-thirds of the outstanding Acquiror Ordinary Shares entitled to vote, who attend and vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at a shareholders’ meeting duly called by the Board of Directors of Acquiror or the Acquiror Special Committee and held for such purpose, (ii) those Transaction Proposals identified in clauses (D), (E), (F), (H), (I) and (J), of Section 8.2(b), in each case, by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Ordinary Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents), in each case, at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror or the Acquiror Special Committee and held for such purpose, and (iii) the Transaction Proposal identified in clause (G) of Section 8.2(b) by an affirmative vote of the holders of at least a majority of the outstanding Acquiror Class B Ordinary Shares entitled to vote thereupon (as determined in accordance with Acquiror’s Governing Documents) at an Acquiror Shareholders’ Meeting duly called by the Board of Directors of Acquiror or the Acquiror Special Committee and held for such purpose.

“Acquiror Shareholder Non-Redemption Agreements” means those certain Non-Redemption Agreements, in a form reasonably acceptable to the Company, by and among each of the Requisite Acquiror Shareholders, Acquiror and the Company, as amended or modified from time to time.

“Acquiror Shareholders” means the shareholders of Acquiror as of the applicable time.

“Acquiror Special Committee” means a special committee formed by the Board of Directors of Acquiror with the authority to approve and adopt this Agreement and the transactions contemplated thereby.

“Acquiror Transaction Expenses” means the out-of-pocket fees, costs, expenses, commissions or other amounts incurred, paid or otherwise payable by or on behalf of Acquiror or Acquiror’s Affiliates (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation, preparation, execution or performance of this Agreement, the Ancillary Agreements or otherwise in connection with the transactions contemplated hereby or thereby, any Additional Transaction, the Pre-Signing Company Investment (except for legal or other advisory fees incurred by the Company or Solaria), the Post-Signing Company Investment (except for legal or other advisory fees incurred by the Company or Solaria), including: (i) deferred underwriting commissions disclosed in any Acquiror SEC Filings, (ii) fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, legal, accounting, tax, public relations and investor relations advisors, Continental and the transfer or exchange agent, as applicable, and other customary professional fees (including proxy solicitors, financial printers, consultants and administrative service providers), (iii) costs and expenses related to (x) liability insurance policies in respect of directors, officers and other representatives of Acquiror or (y) the preparation, filing and distribution of the Proxy Statement/Registration Statement and other Acquiror SEC Filings, (iv) amounts outstanding under Working Capital Loans or pursuant to that certain Administrative Services Agreement, dated February 25, 2021, between the Company and Freedom Acquisition I LLC, (v) filing fees paid or payable by or on behalf of Acquiror or any of its Affiliates to Antitrust Authorities or other Governmental Authorities in connection with the transactions contemplated hereby or (vi) an amount equal to any loan or other indebtedness payable by Acquiror or Acquiror’s Affiliates incurred on or after the date hereof together with all fees, costs and expenses related to such loan or other indebtedness; but in each case excluding any Taxes required to be paid by Acquiror in respect of Acquiror Share Redemptions pursuant to the Inflation Reduction Act of 2022.

“Acquisition Proposal” means, other than the transactions contemplated hereby and other than the acquisition or disposition of equipment or other tangible personal property in the ordinary course of business, any offer or proposal relating to: (a) any acquisition or purchase, direct or indirect, of (i) 15% or more of the consolidated assets of the Company and its Subsidiaries or (ii) 15% or more of any class of equity or voting securities of (x) the Company or (y) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; (b) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person beneficially owning 15% or more of any class of equity or voting securities of (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries; or (c) a merger, consolidation, share exchange, business combination, sale of substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving (i) the Company or (ii) one or more Subsidiaries of the Company holding assets constituting, individually or in the aggregate, 15% or more of the consolidated assets of the Company and its Subsidiaries.

“Action” means any claim, action, suit, audit, examination, assessment, arbitration, mediation, inquiry, proceeding, or investigation, by or before any Governmental Authority.

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, whether through one or more intermediaries or otherwise. The term “control” (including the terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Fully Diluted Company Common Shares” means, without duplication and excluding Treasury Shares, the aggregate number of shares of Company Common Stock that are (i) issued and outstanding immediately prior to the First Effective Time (including shares of Company Restricted Stock), (ii) issuable upon, or subject to, the exercise of Company Options that are issued and outstanding immediately prior to the First Effective Time (whether or not then exercisable), calculated using the treasury stock method of accounting, (iii) issuable upon the exercise of Company Stock Warrants that are issued and outstanding immediately prior to the First Effective Time, calculated using the treasury stock method of accounting, and (iv) issuable upon the conversion of shares of Company Preferred Stock that are issued and outstanding immediately prior to the First Effective Time (assuming each such share of Company Preferred Stock converts into a share of Company Common Stock on a one-to-one basis) and (v) the Company Note Conversion Shares.

“Aggregate Merger Consideration” means a number of shares of Domesticated Acquiror Common Stock equal to the quotient obtained by dividing (i) the Base Purchase Price by (ii) $10.00.

“Aggregate Warrant Consideration” means 6,266,667 Acquiror Stock Warrants to be issued to holders of Company Capital Stock at the Closing.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition Law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Antitrust Information or Document Request” means any request or demand for the production, delivery or disclosure of documents or other evidence, or any request or demand for the production of witnesses for interviews or depositions or other oral or written testimony, by any Antitrust Authorities relating to the transactions contemplated hereby or by any third party challenging the transactions contemplated hereby, including any so called “second request” for additional information or documentary material or any civil investigative demand made or issued by any Antitrust Authority or any subpoena, interrogatory or deposition.

“Antitrust Laws” shall mean any Law designed or intended to prohibit, restrict, or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act, and similar international, multilateral, multinational national, federal or state competition Laws.

“Available Acquiror Cash” means the sum of (i) the amount of cash and cash equivalents available in the Trust Account immediately prior to the Closing, after deducting the amounts required to satisfy the Acquiror Share Redemption Amount (but prior to payment of any Company Transaction Expenses or Acquiror Transaction Expenses), plus (ii) the gross proceeds of the Company Investment actually received by the Company, including, for the avoidance of doubt, the Rollover Amount, plus (iii) the gross proceeds actually received by the Acquiror from Additional Transactions to which the Company has consented in accordance with Section 8.5 hereof, plus (iv) the aggregate amount of capital offered by bona fide potential Acquiror PIPE Investors at least 30 days prior to the Closing ((x) at a price implying an enterprise value of Acquiror equal to or exceeding 80% of the Base Purchase Price as of immediately after the Closing and (y) containing overall terms in all material respects no less favorable than those of the Company Investment (other than with respect to additional equity issuances as provided below); provided that in no event shall such capital offered that, in each case, is not accepted due to a failure by the Company to provide consent to Acquiror to enter into such arrangement be included in this subsection (iv) if such offer (a) requires the issuance of additional securities in connection with the initial equity issuance or thereafter with respect to such offer or (ii) such offer is later withdrawn or modified minus (v) the amount by which the amount of Acquiror Transaction Expenses unpaid as of immediately prior to the Closing exceeds $20,000,000.

“Base Purchase Price” means the sum of (i) $450,000,000 and (ii) the product of (x) $10.00 and (y) the Company Note Conversion Shares.

“Business Combination” has the meaning set forth in Article 1.1 of Acquiror’s Governing Documents as in effect on the date hereof.

“Business Combination Proposal” means any offer, inquiry, proposal or indication of interest (whether written or oral, binding or non-binding, and other than an offer, inquiry, proposal or indication of interest with respect to the transactions contemplated hereby), relating to a Business Combination.

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York or Governmental Authorities in the Cayman Islands (for so long as Acquiror remains domiciled in Cayman Islands) are authorized or required by Law to close.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (Public Law 116-136), signed into law on March 27, 2020, and, for the avoidance of doubt, any amendment thereto (including pursuant to the Consolidated Appropriations Act, 2021 (Public Law 116-260)).

“Cayman Registrar” means the Registrar of Companies in and for the Cayman Islands.

“Common Stock Warrants” means warrants to purchase shares of Company Common Stock.

“Company Award” means a Company Option or Company Restricted Stock.

“Company Capital Stock” means the shares of the Company Common Stock and the Company Preferred Stock.

“Company Convertible Notes” means the Post-Signing Company Convertible Notes and the Pre-Signing Company Convertible Notes.

“Company Fundamental Representations” means the representations and warranties made pursuant to Section 4.1 (Authorization, Execution and Enforceability), Section 4.2 (Organization, Power, Authority, and Good Standing of the Company), Section 4.4 (Capitalization; Title to Shares), Section 4.5 (Subsidiaries) and Section 4.23 (Brokers).

“Company Incentive Plans” means the Complete Solar, Inc. 2011 Stock Plan, the Complete Solar, Inc. 2021 Stock Plan, the Amended and Restated Complete Solaria, Inc. Omnibus Incentive Plan, the Solaria Corporation 2006 Stock Plan and the Solaria Corporation 2016 Stock Plan.

“Company IP” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company Investment” means the Post-Signing Company Investment and the Pre-Signing Company Investment, together.

“Company Investment Amount” means the sum of the Post-Signing Company Investment Amount and the Pre-Signing Company Investment Amount.

“Company Investor” means the Post-Signing Company Investors and the Pre-Signing Company Investors.

“Company Material Adverse Effect” means any event, state of facts, development, circumstance, occurrence or effect (collectively, “Events”) that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of the Company to consummate the Mergers; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, or be taken into account in determining whether there has been or will be, a “Company Material Adverse Effect”: (a) any change in applicable Laws or GAAP or any interpretation thereof following the date of this Agreement, (b) any change in interest rates or economic, political, business or financial market conditions generally, (c) the taking of any action required by this Agreement, (d) any natural disaster (including hurricanes, storms, tornados, flooding, earthquakes, volcanic eruptions or similar occurrences) or change in climate, (e) any epidemic, pandemic or other disease outbreak (including COVID-19 and any COVID-19 Measures), (f) any acts of terrorism or war, the outbreak or escalation of hostilities, geopolitical conditions, local, national or international political conditions, (g) any failure of the Company to meet any projections or forecasts (provided that this clause (g) shall not prevent a determination that any Event not otherwise excluded from this definition of Company Material Adverse Effect underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect), (h) any Events generally applicable to the industries or markets in which the Company and its Subsidiaries operate, (i) the announcement of this Agreement and consummation of the transactions contemplated hereby, including any termination of, reduction in or similar adverse impact (but in each case only to the extent attributable to such announcement or consummation) on relationships, contractual or otherwise, with any landlords, customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries (it being understood that this clause (i) shall be disregarded for purposes of the representation and warranty set forth in Section 4.4 and the condition to Closing with respect thereto), or (j) any action taken by, or at the request of, Acquiror, First Merger Sub or Second Merger Sub; provided, further, that any Event referred to in clauses (a), (b), (d), (f) or (h) above may be taken into account in determining if a Company Material Adverse Effect has occurred to the extent it has a disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations, but only to the extent of the incremental disproportionate effect on the Company and its Subsidiaries, taken as a whole, relative to similarly situated companies in the industry in which the Company and its Subsidiaries conduct their respective operations.

“Company Note Conversion Shares” means the total number of shares of Company Common Stock into which the Company Convertible Notes would be convertible immediately prior to (but contingent upon) the consummation of the First Merger pursuant to the terms of the promissory note under which the Company Convertible Notes was issued.

“Company Option” means an option to purchase shares of Company Common Stock granted under the Company Incentive Plans or otherwise granted to an employee, director, independent contractor or other service provider of the Company or any of its Subsidiaries outside of the Company Incentive Plans.

“Company Restricted Stock” means a share of Company Common Stock that, as of immediately prior to the First Effective Time, is subject to a substantial risk of forfeiture, within the meaning of Section 83 of the Code and was issued pursuant to an award granted under a Company Incentive Plan.

“Company Stock Warrant” means a Common Stock Warrant or Preferred Stock Warrant.

“Company Stockholder Approvals” means the approval of this Agreement and the transactions contemplated hereby, including the Mergers, in accordance with the terms and subject to the conditions of the Company’s Governing Documents and applicable Law.

“Company Stockholder Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among each of the Requisite Company Stockholders (to the extent each such holder is an officer, director or holder of more than 5% of any class of the Company’s voting securities), Acquiror and the Company, as amended or modified from time to time.

“Company Transaction Expenses” means the following out-of-pocket fees and expenses paid or payable by the Company or any of its Subsidiaries (whether or not billed or accrued for) as a result of or in connection with the negotiation, documentation and consummation of the transactions contemplated hereby: (i) all fees, costs, expenses, brokerage fees, commissions, finders’ fees and disbursements of financial advisors, investment banks, data room administrators, attorneys, accountants and other advisors and service providers, and (ii) all filing fees payable by the Company or any of its Subsidiaries to the Antitrust Authorities in connection with the transactions contemplated hereby.

“Contracts” means any legally binding contracts, agreements, subcontracts, leases, and purchase orders.

“Copyleft License” means any license that requires, as a condition of use, modification and/or distribution of Software subject to such license, or as a condition of making such Software available for use over a network, that such Software, or other Software derived from, or used, combined or distributed with, such Software subject to such license (i) be made available or distributed in a form other than binary (e.g., source code form), (ii) be licensed for the purpose of preparing derivative works, (iii) be licensed under terms that allow the Company’s or any Subsidiary of the Company’s products or portions thereof or interfaces therefor to be reverse engineered, reverse assembled or disassembled (other than by operation of Law) or (iv) be redistributable at no license fee.

Copyleft Licenses include the GNU General Public License, the GNU Lesser General Public License, the GNU Affero General Public License, the Mozilla Public License, the Common Development and Distribution License, the Eclipse Public License and all Creative Commons “sharealike” licenses.

“COVID-19” means SARS CoV-2 or COVID-19, and any evolutions thereof.

“COVID-19 Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester, safety or similar Law, Governmental Order, Action, directive, guidelines or recommendations promulgated by any Governmental Authority that has jurisdiction over the Company or its Subsidiaries, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security Act and the Families First Coronavirus Response Act.

“Deferred Payroll Taxes” shall mean (a) the “applicable employment taxes” (as defined in Section 2302(d) of the CARES Act) payable by the Company that (i) relate to the portion of the “payroll tax deferral period” (as defined in Section 2302(d) of the CARES Act) that occurs prior to the Closing and (ii) are payable following the Closing as permitted by Section 2302(a) of the CARES Act, and (b) any payroll Tax Liability (including those imposed by Sections 3101(a) and 3201 of the Code) deferred (for example, by a failure to timely withhold, deposit or remit such amounts in accordance with the applicable provisions of the Code and the Treasury Regulations promulgated thereunder) pursuant to or in connection with the Payroll Tax Executive Order, (or any comparable provision of state, local or non-U.S. Law), in each case, calculated without giving effect to any tax credits afforded under the CARES Act, the Families First Coronavirus Response Act or any similar applicable federal, state or local Law to reduce the amount of any such Taxes payable or owed.

“D&O Indemnified Parties” has the meaning specified in Section 7.8(a).

“Disclosure Letter” means, as applicable, the Company Disclosure Letter or the Acquiror Disclosure Letter.

“DLLCA” means the Delaware Limited Liability Company Act.

“Dollars” or “$” means lawful money of the United States.

“Environmental Laws” means any and all applicable Laws relating to Hazardous Materials, pollution, or the protection or management of the environment or natural resources, or protection of human health (with respect to exposure to Hazardous Materials).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any Affiliate or business, whether or not incorporated, that together with the Company would be deemed to be a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“First Merger Sub” has the meaning specified in the Preamble hereto.

“First Merger Sub Capital Stock” means the shares of the common stock, par value $0.0001 per share, of First Merger Sub.

“First Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of First Merger Sub, as amended, modified or supplemented from time to time.

“GAAP” means generally accepted accounting principles in the United States as in effect from time to time.

“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a Delaware corporation are its certificate of incorporation and by-laws, the “Governing Documents” of a Delaware limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a Delaware limited liability company are its operating agreement and certificate of formation and the “Governing Documents” of a Cayman Islands exempted company are its memorandum and articles of association.

“Governmental Authority” means any federal, state, provincial, municipal, local or foreign government, governmental authority, regulatory or administrative agency (including any self-regulatory organization), governmental commission, department, board, bureau, agency or instrumentality, court or tribunal.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any Governmental Authority.

“Hazardous Material” means any (i) pollutant, contaminant, chemical, (ii) industrial, solid, liquid or gaseous toxic or hazardous substance, material or waste, (iii) petroleum or any fraction or product thereof, (iv) asbestos or asbestos-containing material, (v) polychlorinated biphenyl, (vi) chlorofluorocarbons, and (vii) other substance, material or waste, in each case, which are regulated under any Environmental Law or as to which liability may be imposed pursuant to Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, without duplication, any obligations, contingent or otherwise, in respect of (a) the principal of and premium (if any) in respect of all indebtedness for borrowed money, including accrued interest and any per diem interest accruals, (b) the principal and interest components of capitalized lease obligations under GAAP, (c) amounts drawn (including any accrued and unpaid interest) on letters of credit, bank guarantees, bankers’ acceptances and other similar instruments (solely to the extent such amounts have actually been drawn), (d) the principal of and premium (if any) in respect of obligations evidenced by bonds, debentures, notes and similar instruments, (e) the termination value of interest rate protection agreements and currency obligation swaps, hedges or similar arrangements (without duplication of other indebtedness supported or guaranteed thereby), (f) the principal component of all obligations to pay the deferred and unpaid purchase price of property and equipment which have been delivered, including “earn outs” and “seller notes,” (g) outstanding principal and accrued but unpaid interest due on the Company Convertible Notes, (h) breakage costs, prepayment or early termination premiums, penalties, or other fees or expenses payable as a result of the consummation of the transactions contemplated hereby in respect of any of the items in the foregoing clauses (a) through (g), and (i) all Indebtedness of another Person referred to in clauses (a) through (h) above guaranteed directly or indirectly, jointly or severally.

“Intellectual Property” means any and all intellectual property or other related proprietary rights (whether common law or statutory rights) in any jurisdiction throughout the world arising under or associated with: (i) patents, patent applications, statutory invention registrations, registered designs and similar or equivalent rights in inventions, and all related continuations, continuations-in-part, divisionals, reissues, re-examinations, substitutions, and extensions thereof; (ii) registered and unregistered trademarks, logos, service marks, trade dress and trade names, slogans, and other designations or indicia of source, origin, endorsement, sponsorship or certification, and rights in internet domain names, uniform resource locators, social media handles, and other names, identifiers, and locators associated with Internet addresses, sites, and services, together with the goodwill of the Company or any of its Subsidiaries or their respective businesses symbolized by or associated with any of the foregoing; (iii) copyrights and copyrightable works and any other rights in compilations or works of authorship (whether or not registrable, including rights in Software); (iv) registrations and applications for any of the foregoing (i)-(iii) or for registration thereof; (v) rights in trade secrets, industrial secrets, know-how, processes, methods, invention disclosures and other confidential information (collectively, “Trade Secrets”); and (vi) any other similar intellectual property or related proprietary rights.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IRS” means the Internal Revenue Service.

“IT Systems” shall mean all computer and information technology systems, platforms and networks owned by the Company or any Subsidiary of the Company or used or held for use in the conduct of any business of Company or any Subsidiary of the Company as currently conducted and as currently proposed to be conducted, including Company Software, hardware, data processing, data, information, record keeping, communications, telecommunications, networks, network equipment, information technology, mobile and other platforms, peripherals computer systems, and computerized, automated, or other similar systems, platforms, and networks, in each case, whether outsourced or not, as well as data and information stored or contained in, or transmitted by, any of the foregoing, and documentation relating to any of the foregoing.

“Key Holders” means (a) the Persons set forth on Section 1.1(a) of the Company Disclosure Letter and (b) the Sponsor and each other Person that owns Acquiror Class B Ordinary Shares as of immediately prior to the Domestication.

“Law” means any statute, law, ordinance, rule, regulation, directive or Governmental Order, in each case, of any Governmental Authority.

“Leased Real Property” means all real property leased, licensed, subleased or otherwise used or occupied (except for Owned Land) by the Company or any of its Subsidiaries.

“Legal Proceeding” shall mean any action, cause of action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, investigation, examination or other similar proceeding by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Lien” means all liens, mortgages, deeds of trust, pledges, hypothecations, encumbrances, security interests, options, leases, subleases, restrictions, claims or other liens of any kind whether consensual, statutory or otherwise.

“Merger Consideration Per Fully Diluted Share” means the Aggregate Merger Consideration divided by the Aggregate Fully Diluted Company Common Shares.

“Open Source License” means any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation), or any substantially similar license, including any license approved by the Open Source Initiative or any Creative Commons License, as well as any Copyleft Licenses.

“Open Source Materials” means any Software subject to an Open Source License.

“Permits” means any approvals, authorizations, consents, licenses, registrations, permits or certificates of a Governmental Authority.

“Permitted Liens” means (i) mechanic’s, materialmen’s and similar Liens arising in the ordinary course of business with respect to any amounts (A) not yet due and payable or which are being contested in good faith through (if then appropriate) appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens for Taxes (A) not yet due and payable or which are being contested in good faith through appropriate proceedings and (B) for which adequate accruals or reserves have been established in accordance with GAAP, (iii) defects or imperfections of title, easements, encroachments, covenants, rights-of-way, conditions, matters that would be apparent from a physical inspection or current, accurate survey of such real property, restrictions and other similar charges or encumbrances that do not materially impair the value or materially interfere with the present use of the Leased Real Property, (iv) with respect to any Leased Real Property (A) the interests and rights of the respective lessors with respect thereto, including any statutory landlord liens and any Lien thereon, (B) any Lien permitted under the Real Property Lease, and (C) any Liens encumbering the Owned Land of which the Leased Real Property is a party, (v) zoning, building, entitlement and other land use and environmental regulations promulgated by any Governmental Authority that do not materially interfere with the current use of, or materially impair the value of, the Leased Real Property, (vi) non-exclusive licenses of Intellectual Property entered into in the ordinary course of business consistent with past practice, (vii) ordinary course purchase money Liens and Liens securing rental payments under operating or capital lease arrangements for amounts not yet due or payable, (viii) other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and on a basis consistent with past practice in connection with workers’ compensation, unemployment insurance or other types of social security, (ix) reversionary rights in favor of landlords under any Real Property Leases with respect to any of the buildings or other improvements owned by the Company or any of its Subsidiaries, (x) restrictions on transfer under applicable securities Laws and (xi) all other Liens that do not, individually or in the aggregate, materially impair the use, occupancy or value of the applicable assets of the Company and its Subsidiaries.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, Governmental Authority or instrumentality or other entity of any kind.

“Personal Information” means all information that identifies, could reasonably be used to identify, could reasonably be linked with, or is otherwise associated with an individual person, browser, device or household that is regulated by Laws that govern the privacy and security of such information.

“Post-Signing Company Investment” means the purchase of Post-Signing Company Convertible Notes pursuant to the Post-Signing Company Subscription Agreements.

“Post-Signing Company Investment Amount” means the aggregate gross purchase price for the shares in the Post-Signing Company Investment.

“Preferred Stock Warrants” means warrants to purchase shares of Company Preferred Stock.

“Pre-Signing Company Investment” means the purchase of Pre-Signing Company Convertible Notes pursuant to the Pre-Signing Company Subscription Agreements.

“Pre-Signing Company Investment Amount” means the aggregate gross purchase price for the shares in the Pre-Signing Company Investment.

“Privacy/Data Security Requirements” means (a) any Laws regulating the collecting, accessing, using, disclosing, electronically transmitting, securing, sharing, processing, transferring or storing of Personal Information, including HIPAA, (b) obligations under all Contracts to which the Company or any of its Subsidiaries is a party or is otherwise bound that relate to Personal Information, including “business associate agreements” within the meaning of HIPAA that the Company and its Subsidiaries have entered into or are required to enter into pursuant to HIPAA, and (c) all of the Company’s and its Subsidiaries’ written internal or publicly posted policies (including if posted on the Company’s or its Subsidiaries’ products and services) regarding the collection, use, disclosure, transfer, storage, maintenance, retention, deletion, disposal, modification, protection or processing of Personal Information.

“Pro Rata Portion” means the percentage interest held by a holder of Company Capital Stock calculated by dividing the number of shares of Company Capital Stock held by such holder immediately prior to the First Effective Time by the total number of issued and outstanding shares of Company Capital Stock on an as-converted basis immediately prior to the First Effective Time. In no event shall the aggregate Pro Rata Portion exceed 100%.

“Registration Statement” means the Registration Statement on Form S-4, or other appropriate form, including any pre-effective or post-effective amendments or supplements thereto, to be filed with the SEC by Acquiror under the Securities Act with respect to the Registration Statement Securities.

“Release” means any actual or threatened release, spill, emission, discharge, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or real property.

“Requisite Acquiror Shareholders” means the holders of at least 7,000,000 Acquiror Class A Ordinary Shares.

“Requisite Company Stockholders” means the holders of at least (a) a majority of the shares of Company Capital Stock then outstanding and entitled to vote on this Agreement, voting together as a single class on an as-converted to Company Common Stock basis (b) a majority of the shares of Company Preferred Stock then outstanding (voting together as a single class and not as separate series and on an as-converted to Company Common Stock basis), and (c) a majority of the shares of Solaria Series D Preferred Stock then outstanding (voting together as a single class and not as separate series and on an as-converted to Company Common Stock basis.

“Sanctioned Country” means at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions Laws (including, at the time of this Agreement, the Crimea region, Cuba, Iran, North Korea and Syria).

“Sanctions Laws” means any trade, economic or financial sanctions Laws administered, enacted or enforced from time to time by (i) the United States (including the Department of the Treasury’s Office of Foreign Assets Control or the U. S. Department of State), (ii) the European Union and enforced by its member states, (iii) the United Nations, or (iv) Her Majesty’s Treasury of the United Kingdom.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Second Merger Sub” has the meaning specified in the Preamble hereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof, and all documentation relating thereto.

“Solaria Award” shall mean all issued and outstanding options (whether or not vested) to purchase or otherwise acquire shares of Solaria Capital Stock.

“Solaria Capital Stock” shall mean the Company Common Stock and the Company Preferred Stock.

“Solaria Common Stock” shall mean shares of common stock, par value $0.001 per share, of Solaria.

“Solaria Common Stock Warrants” means warrants to purchase shares of common stock, par value $0.001 per share, of Solaria.

“Solaria Preferred Stock” shall mean, collectively, the Solaria Series A-1 Preferred Stock, the Solaria Series B-1 Preferred Stock, the Solaria Series C-1 Preferred Stock and the Solaria Series E-1 Preferred Stock.

“Solaria Preferred Stock Warrants” means warrants to purchase shares of preferred stock, par value $0.001 per share, of Solaria.

“Solaria Series A-1 Preferred Stock” shall mean the Series A-1 Preferred Stock, par value $0.001 per share, of Solaria.

“Solaria Series B-1 Preferred Stock” shall mean the Series B-1 Preferred Stock, par value $0.001 per share, of Solaria.

“Solaria Series C-1 Preferred Stock” shall mean the Series C-1 Preferred Stock, par value $0.001 per share, of Solaria.

“Solaria Series D-1 Preferred Stock” shall mean the Series D-1 Preferred Stock, par value $0.001 per share, of Solaria.

“Solaria Series E-1 Preferred Stock” shall mean the Series E-1 Preferred Stock, par value $0.0001 per share, of Solaria.

“Sponsor” means Freedom Acquisition I LLC, a Cayman Islands limited liability company.

“Sponsor Support Agreement” means that certain Support Agreement, dated as of the date hereof, by and among the Sponsor, Acquiror and the Company, as amended or modified from time to time.

“Subsidiary” means, with respect to a Person, a corporation or other entity of which more than 50% of the voting power of the equity securities or equity interests is owned, directly or indirectly, by such Person.

“Tax Return” means any return, declaration, report, statement, information statement or other document filed or required to be filed with any Governmental Authority with respect to Taxes, including any claims for refunds of Taxes, any information returns and any schedules, attachments, amendments or supplements of any of the foregoing.

“Taxes” means any and all federal, state, local, or foreign income, gross receipts, license, payroll, recapture, net worth, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, ad valorem, value added, inventory, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, assessments, sales, use, transfer, registration or other taxes, governmental charges, duties, levies and other similar charges, in each case to the extent in the nature of a tax, alternative or add-on minimum, or estimated taxes, and including any interest, penalty, or addition thereto.

“Trading Day” means a day on which trading in Acquiror Common Stock occurs on NYSE or other national securities exchange.

“Treasury Regulations” means the regulations promulgated under the Code by the United States Department of the Treasury (whether in final, proposed or temporary form), as the same may be amended from time to time.

“Willful and Material Breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with knowledge that the taking of or failure to take such act would cause a material breach of this Agreement. Notwithstanding the foregoing, a failure by any party hereto to consummate the Closing when required pursuant to Section 2.3 shall be a Willful and Material Breach of this Agreement.

“Working Capital Loans” means any loan made to Acquiror by any of the Sponsor, an Affiliate of the Sponsor or any of Acquiror’s officers or directors, and evidenced by a promissory note, for the purpose of financing costs incurred in connection with a Business Combination.

Section 1.2. Other Defined Terms.

Terms	Section
Acquiror	Preamble
Acquiror Class B Holder Consent	5.2(a)
Acquiror Cure Period	10.1(g)
Acquiror Debt Transactions	8.5
Acquiror Disclosure Letter	Article V
Acquiror Expense Reimbursement	10.3(d)
Acquiror Fairness Opinion	9.1(i)
Acquiror Financial Statements	5.6(c)
Acquiror Indemnified Parties	7.8(a)
Acquiror Intervening Event	8.2(b)(ii)
Acquiror Intervening Event Notice	8.2(b)(ii)
Acquiror Intervening Event Notice Period	8.2(b)(ii)
Acquiror Option	3.3(a)
Acquiror PIPE Investment	8.5
Acquiror PIPE Investor	8.5
Acquiror Restricted Stock	3.3(b)
Acquiror SEC Filings	5.5
Acquiror Securities	5.12(a)
Acquiror Shareholders’ Meeting	8.2(b)
Acquiror Stock Warrant	3.3(a)
Acquiror Termination Payment	10.3(b)
Additional Audited Financial Statements	6.3
Additional Financial Statements	6.3
Additional Required Financial Statements	6.3
Additional Transactions	8.5
Additional Unaudited Financial Statements	6.3
Affiliate Agreements	4.10(a)(xi)
Agreement	Preamble
Agreement End Date	10.1(e)
Ancillary Agreements	11.10
Carlyle Consent	6.7
Closing	2.3(a)
Closing Date	2.3(a)
Code	Recitals
Company	Preamble
Company Benefit Plan	4.13(a)
Company Common Stock	4.4(a)
Company Consolidated Group	4.20(e)
Company Cure Period	10.1(e)
Company Disclosure Letter	Article IV

Terms	Section
Company Expense Reimbursement	10.3(c)
Company Financial Statements	4.6(a)
Company Indemnified Parties	7.8(a)
Company Insurance Policies	4.14
Company Intellectual Property	1.1
Company Material Contracts	4.10(a)
Company Material Customers	4.11(a)
Company Material Vendors	4.11(b)
Company Preferred Stock	4.4(a)
Company Qualified Benefit Plan	4.18(b)
Company Registered Intellectual Property	4.13(a)
Company Registered IP	4.13(a)
Company Series D-4 Preferred Stock	4.4(a)
Company Series D-5 Preferred Stock	4.4(a)
Company Series D-6 Preferred Stock	4.4(a)
Company Series D-7 Preferred Stock	4.4(a)
Company Series D-8 Preferred Stock	4.4(a)
Company Software	4.13(a)
Company Termination Payment	10.3(a)
Confidentiality Agreement	11.10
Constituent Corporations	2.1(a)
Constituent Entities	2.1(c)
Continental	5.8
Cooley	11.18(a)
Cooley Privileged Communications	11.18(a)
Cooley Waiving Parties	11.18(a)
Cooley WP Group	11.18(a)
D&O Indemnified Parties	7.8(a)
DGCL	Recitals
Dissenting Shares	3.5
Domesticated Acquiror Certificate of Incorporation	7.7
Domesticated Acquiror Common Stock	Recitals
Domestication	Recitals
Effective Time	2.3(b)
ERISA	4.18(b)
ESPP	7.1(a)
Exchange Agent	3.2(a)
Exchange Agent Termination Date	3.2(a)
Expense Reimbursements	10.3(d)
Extension Meeting	8.7(d)
Extension Proposal	8.7(a)
Extension Proxy Statement	8.7(a)
Financial Statements	4.6(a)
First Effective Time	2.3(b)
First Merger Certificate	2.1(a)
First Merger Sub	Preamble
First Sponsor Designee	7.6(a)
Governmental Approval	4.5
Incentive Equity Plan	7.1(a)
Independent Director	7.6(a)
Initial Constituent Corporations	2.1(a)

Terms	Section
Initial Surviving Corporation	Recitals
Interim Period	6.1
Interim Unaudited Company Financial Statements	4.6(a)
Interim Unaudited Solaria Financial Statements	4.6(a)
JOBS Act	5.6(a)
Legal Proceedings	4.10
Letter of Transmittal	3.2(b)
Liabilities	4.8(a)
Listing Application	7.3
Lock-Up Agreement	Recitals
Merger Certificate	2.1(a)
Mergers	Recitals
Modification in Recommendation	8.2(b)
NYSE	5.6(b)
Offer Documents	8.2(a)(i)
Other Indemnitors	7.8(e)
Owned Land	4.12(b)
Paul Hastings	11.18(b)
Paul Hastings Privileged Communications	11.18(b)
Paul Hastings Waiving Parties	11.18(b)
Paul Hastings WP Group	11.18(b)
Personal Information Laws and Policies	4.16
Prospectus	11.1
Proxy Statement	8.2(a)(i)
Proxy Statement/Registration Statement	8.2(a)(i)
Real Property Leases	4.12(c)
Registration Rights Agreement	Recitals
Registration Statement Securities	8.2(a)(i)
SCI Consent	6.8
Second Effective Time	2.3(b)
Second Merger Certificate	2.1(c)
Second Merger Sub	Preamble
Solaria Financial Statements	4.6(a)
Solaria Series D Preferred Stock	4.4(a)
Subscription Agreement	8.5
Tangible Assets	4.12(a)
Terminating Acquiror Breach	10.1(g)
Terminating Company Breach	10.1(e)
Termination Payments	10.3(b)
Transaction Litigation	7.10
Transaction Proposals	8.2(b)
Treasury Share	3.1(a)
Trust Account	11.1
Trust Agreement	5.8
U.S. Tax Treatment	2.7(a)
Unaudited Company Financial Statements	4.6(a)
Unaudited Solaria Financial Statements	4.6(a)

Section 1.3. Construction.

(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b) Unless the context of this Agreement otherwise requires, references to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.

(e) The term “actual fraud” means, with respect to a party to this Agreement, an actual and intentional fraud with respect to the making of the representations and warranties pursuant to Article IV or Article V (as applicable), provided, that such actual and intentional fraud of such Person shall only be deemed to exist if any of the individuals included on Section 1.4 of the Company Disclosure Letter (in the case of the Company) or Section 1.4 of the Acquiror Disclosure Letter (in the case of Acquiror) had actual knowledge (as opposed to imputed or constructive knowledge) that the representations and warranties made by such Person pursuant to, in the case of the Company, Article IV as qualified by the Company Disclosure Letter, or, in the case of Acquiror, Article V as qualified by the Acquiror Disclosure Letter, were actually breached when made, with the express intention that the other party to this Agreement rely thereon to its detriment.

(f) The term “made available” and words of similar import mean that the relevant documents, instruments or materials were, (i) with respect to Acquiror, posted and made available to Acquiror on the Company’s due diligence data site or provided via electronic mail or in person at least two (2) calendar days prior to the date of this Agreement, or (ii) with respect to the Company, posted or made available to the Company on Acquiror’s due diligence data site or provided via electronic mail or in person at least two (2) calendar days prior to the date of this Agreement, or publicly filed or furnished to the SEC prior to the date of this Agreement.

Section 1.4. Knowledge. As used herein, (i) the phrase “to the knowledge” of the Company shall mean the knowledge of the individuals identified on Section 1.4 of the Company Disclosure Letter and (ii) the phrase “to the knowledge” of Acquiror shall mean the knowledge of the individuals identified on Section 1.4 of the Acquiror Disclosure Letter, in each case, as such individuals would have acquired in the exercise of a reasonable inquiry of direct reports.

Section 1.5. Required Transaction.

(a) Prior to the consummation of the Required Transaction, any reference to the “Company” in Article III and any defined term used therein (including, in each case, for purposes of determining the rights and entitlements of Acquiror, First Merger Sub and Second Merger Sub pursuant to Section 9.2(a), Section 10.1(e) and Section 11.17) shall be deemed to refer to each of Complete Solar Holding Corporation and Solaria, individually, and each of the representations and warranties set forth in Article III shall be deemed to apply to Complete Solar Holding Corporation and Solaria, individually, and each of Complete Solar Holding Corporation and Solaria shall be deemed to be severally liable for any breach of any such representation and warranty; provided, that any representation or warranty which specifically speaks as to the time that is immediately following the consummation of the Required Transaction shall be deemed to apply solely to the Company, Solaria and their respective Subsidiaries, taken as a whole.

(b) Prior to the consummation of the Required Transaction, any reference to the “Company” in Section 5.18, Section 7.5, and Section 7.10, and any defined terms used in each such Section (including, in each case, for purposes of determining the rights and entitlements of the Company and, prior to the closing of the Required Transaction, Solaria, pursuant to Section 9.3, Section 10.1(g) and Section 11.17) shall be deemed to refer to each of Complete Solar Holding Corporation and Solaria, individually.

(c) Prior to the consummation of the Required Transaction, any reference to the “Company” in Section 6.1, Section 6.2, Section 6.3, Section 6.5, Section 8.1, Section 8.3 and Section 8.7(a) and any defined terms used in each such Section (including, in each case, for purposes of determining the rights and entitlements of Acquiror, First Merger Sub and Second Merger Sub pursuant to Section 9.2(b), Section 10.1(e) and Section 11.17) shall be deemed to refer to each of Complete Solar Holding Corporation and Solaria, individually, and each of the applicable covenants and other agreements set forth therein shall be deemed to apply to each of Complete Solar Holding Corporation and Solaria, individually, and each of Complete Solar Holding Corporation and Solaria shall be deemed to be severally liable for any breach of any such covenants and other agreements.

ARTICLE II

THE MERGER; CLOSING

Section 2.1. The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and at least one day following the Domestication, Acquiror, First Merger Sub and the Company (First Merger Sub and the Company sometimes being referred to herein as the “Initial Constituent Corporations”) shall cause First Merger Sub to be merged with and into the Company, with the Company being the surviving corporation in the First Merger. The First Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the First Merger (as so filed, the “First Merger Certificate”), executed by the First Merger Sub and the Company in accordance with the relevant provisions of the DGCL, such First Merger to be effective as of the First Effective Time.

(b) Upon consummation of the First Merger, the separate corporate existence of First Merger Sub shall cease and the Company, as the surviving corporation of the First Merger, shall continue its corporate existence under the DGCL, as a wholly owned subsidiary of Acquiror.

(c) Immediately following the consummation of the First Effective Time, and upon the terms and subject to the conditions set forth in this Agreement, the Acquiror, Second Merger Sub and the Company (Second Merger Sub and the Company sometimes being referred to herein as the “Constituent Entities”) shall cause the Initial Surviving Corporation to be merged with and into the Second Merger Sub, with the Second Merger Sub being the surviving entity in the Second Merger. The Second Merger shall be consummated in accordance with this Agreement and shall be evidenced by a certificate of merger with respect to the Second Merger (as so filed, the “Second Merger Certificate”), executed by the Second Merger Sub and the Company in accordance with the relevant provisions of the DGCL and the DLLCA, such Second Merger to be effective as of the Second Effective Time.

(d) Upon consummation of the Second Merger, the separate corporate existence of the Company shall cease and Second Merger Sub, as the surviving entity of the Second Merger, shall continue its existence under the DLLCA, as a wholly owned subsidiary of Acquiror.

Section 2.2. Effects of the Mergers. At and after the First Effective Time, the Initial Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Initial Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Initial Constituent Corporations; and all rights, privileges, powers and franchises of each Initial Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Initial Constituent Corporation, on whatever account, shall become vested in the Initial Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Initial Surviving Corporation as they are of the Initial Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Initial Constituent Corporations shall not revert or become in any way impaired by reason of the First Merger; but all Liens upon any property of an Initial Constituent Corporation shall thereafter attach to the Initial Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL. At and after the Second Effective Time, the Surviving Entity shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Entities, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Entities; and all rights, privileges, powers and franchises of each Constituent Entity, and all property, real, personal and mixed, and all debts due to each such Constituent Entity, on whatever account, shall become vested in the Surviving Entity; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Entity as they are of the Constituent Entities; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Entities shall not revert or become in any way impaired by reason of the Second Merger; but all Liens upon any property of a Constituent Entity shall thereafter attach to the Surviving Entity and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL and the DLLCA.

Section 2.3. Closing; Effective Time.

(a) In accordance with the terms and subject to the conditions of this Agreement, the closing of the First Merger (the “Closing”) shall take place by remote exchange of documents at the offices of Paul Hastings LLP, 1999 Avenue of the Stars, Twenty-Seventh Floor, Century City, CA 90067, at 10:00 a.m. (Pacific time) on the date which is two (2) Business Days after the first date on which all conditions set forth in Article IX shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other time and place as Acquiror and the Company may mutually agree in writing. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, First Merger Sub, and the Company shall cause the First Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL. The First Merger shall become effective at the time when the First Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the First Merger Certificate (the “First Effective Time”). Subject to the satisfaction or waiver of all of the conditions set forth in Article IX of this Agreement, and provided this Agreement has not theretofore been terminated pursuant to its terms, Acquiror, Second Merger Sub, and the Company shall cause the Second Merger Certificate to be executed and duly submitted for filing with the Secretary of State of the State of Delaware in accordance with the applicable provisions of the DGCL and the DLLCA. The Second Merger shall become effective at the time when the Second Merger Certificate has been accepted for filing by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Acquiror and the Company in writing and specified in the Second Merger Certificate (the “Second Effective Time”).

(c) For the avoidance of doubt, the Closing, the First Effective Time and Second Effective Time shall not occur prior to the completion of the Domestication.

Section 2.4. Closing Deliverables.

(a) At the Closing, the Company will deliver or cause to be delivered:

(i) to Acquiror, a certificate signed by an officer of the Company, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been fulfilled;

(ii) to Acquiror, the written resignations of all of the directors of the Company (other than those Persons identified as the initial directors of the Initial Surviving Corporation, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the First Effective Time;

(iii) to Acquiror, the Registration Rights Agreement, duly executed by the Company and each of Company’s stockholders (and their Affiliates) party thereto;

(iv) to Acquiror, the Lock-Up Agreement, duly executed by each of the Key Holders listed in clause (a) of the definition of Key Holders; and

(v) to Acquiror, a certificate on behalf of the Company, prepared in a manner consistent and in accordance with the requirements of Treasury Regulations Sections 1.897-2(g), (h) and 1.1445-2(c)(3), certifying that no interest in the Company is, or has been during the relevant period specified in Section 897(c)(1)(A)(ii) of the Code, a “United States real property interest” within the meaning of Section 897(c) of the Code, and a form of notice to the IRS prepared in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(b) At the Closing, Acquiror will deliver or cause to be delivered:

(i) to the Exchange Agent, the Aggregate Merger Consideration for further distribution to the Company’s stockholders pursuant to Section 3.2;

(ii) to the Company, a certificate signed by an officer of Acquiror, dated as of the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled;

(iii) to the Company, the Registration Rights Agreement, duly executed by Acquiror, the Sponsor and its Affiliates party thereto;

(iv) to the Company, the Lock-Up Agreement, duly executed by each of the Key Holders listed in clause (b) of the definition of Key Holders; and

(v) to the Company, the written resignations of all of the directors and officers of Acquiror and First Merger Sub (other than those Persons identified as the initial directors and officers, respectively, of the Initial Surviving Corporation, in accordance with the provisions of Section 2.6 and Section 7.6), effective as of the First Effective Time.

(c) On the Closing Date, concurrently with the First Effective Time, Acquiror shall pay or cause to be paid by wire transfer of immediately available funds, (i) all accrued and unpaid Acquiror Transaction Expenses as set forth on the written statement to be delivered to the Company not less than three (3) Business Days prior to the Closing Date and (ii) all accrued and unpaid Company Transaction Expenses as set forth on a written statement to be delivered to Acquiror by or on behalf of the Company not less than three (3) Business Days prior to the Closing Date, which shall include the respective amounts and wire transfer instructions for the payment thereof, together with corresponding invoices for the foregoing and, if reasonably required by Continental, the certified Taxpayer Identification Numbers of each payee; provided, that any accrued and unpaid Company Transaction Expenses due to current or former employees, independent contractors, officers, or directors of the Company or any of its Subsidiaries shall be paid to the Company for further payment to such employee, independent contractor, officer or director through the Company’s payroll.

Section 2.5. Governing Documents.

(a) The certificate of incorporation and bylaws of First Merger Sub in effect immediately prior to the First Effective Time, shall be the certificate of incorporation and bylaws of Initial Surviving Corporation until thereafter amended as provided therein and under the DGCL. At the Second Effective Time, the certificate of formation of Second Merger Sub, as in effect immediately prior to the Second Effective Time, shall be amended to change the name of the Surviving Entity to such name as is determined by the Company no later than five (5) Business Days prior to the Closing Date, but otherwise shall continue to be the certificate of formation of the Surviving Entity until thereafter amended in accordance with their terms and as provided by DLLCA.

(b) The certificate of incorporation and bylaws of Acquiror in effect immediately prior to the First Effective Time (which shall be in substantially the form attached as Exhibits A and B hereto, respectively (with such changes as may be agreed in writing by Acquiror and the Company) upon effectiveness of the Domestication), shall be the certificate of incorporation and bylaws of Acquiror from and after the First Effective Time, until thereafter amended as provided therein and under the DGCL.

Section 2.6. Directors and Officers.

(a) The directors and officers set forth under the appropriate heading on Section 2.6(a) of the Company Disclosure Letter shall be the initial directors and officers of the Initial Surviving Corporation from and after the First Effective Time, each to hold office in accordance with the Governing Documents of the Initial Surviving Corporation. The persons set forth under the appropriate heading on Section 2.6(a) of the Company Disclosure Letter shall be the initial managers of the Second Merger Sub from and after the Second Effective Time, each to hold office in accordance with the Governing Documents of the Second Merger Sub.

(b) From and after the First Effective Time, the Persons identified as the initial directors and officers of Acquiror as of the First Effective Time in accordance with the provisions of Section 7.6, shall be the directors and officers (and in the case of such officers, holding such positions as set forth on Section 7.6(c) of the Company Disclosure Letter), respectively, of Acquiror, each to hold office in accordance with the Governing Documents of Acquiror.

Section 2.7. U.S. Tax Treatment.

(a) The parties intend that, for United States federal (and applicable state and local) income tax purposes, (i) the First Merger and the Second Merger be treated as a single integrated transaction pursuant to Rev. Rul. 2001-46, 2001-2 C.B. 321, (ii) each of the Domestication and the Mergers will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and (iii) this Agreement constitute, and is hereby adopted as, a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g) (collectively, the “U.S. Tax Treatment”). None of the parties knows of any fact or circumstance (without conducting independent inquiry or diligence of the other relevant party), or has taken or will take any action, if such fact, circumstance or action would be reasonably expected to cause either of the Mergers or the Domestication to fail to qualify for the U.S. Tax Treatment. The Domestication and the Mergers shall be reported by the parties for all Tax purposes in accordance with the U.S. Tax Treatment, except if otherwise required by a “determination” within the meaning of Code Section 1313 (or pursuant to any similar provision of applicable state, local or foreign Law).

(b) Each of Acquiror and the Company shall use reasonable best efforts to cooperate with one another, upon request, in connection with the issuance of any opinion relating to the U.S. Tax Treatment, including, upon request, delivering to the relevant counsel certificates (dated as of the necessary date and signed by an officer of Acquiror or the Company, as applicable) containing customary representations reasonably necessary or appropriate for such counsel to render such opinion.

(c) Acquiror will use commercially reasonable efforts to cooperate upon request to provide the pre-Closing equityholders of Acquiror such information as is reasonably required to (i) determine the amount that is required to be taken into income in connection with Treasury Regulations Section 1.367(b)-3 as a result of the Domestication; (ii) make the election contemplated by Treasury Regulations Section 1.367(b)-3(c)(3); and (iii) make a timely and valid election as contemplated by Section 1295 of the Code (and the Treasury Regulations promulgated thereunder) with respect to Acquiror for any year that Acquiror is considered a passive foreign investment company (including through provision of the Annual Information Statement described in Treasury Regulations Section 1.1295-1(g)).

ARTICLE III

EFFECTS OF THE MERGERS ON THE COMPANY CAPITAL STOCK AND EQUITY AWARDS

Section 3.1. Conversion of Securities.

(a) At the First Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Capital Stock, each share of Company Capital Stock that is issued and outstanding immediately prior to the First Effective Time, but excluding (i) any shares of Company Restricted Stock or shares of Company Common Stock subject to Company Options or Company Stock Warrants (in each case, which shall be subject to Section 3.3), (ii) any shares of Company Capital Stock held in the treasury of the Company, which treasury shares shall be cancelled as part of the First Merger and shall not constitute “Company Capital Stock” hereunder (each such share, a “Treasury Share”), and (iii) any Dissenting Shares) shall be cancelled and converted into the right to receive the applicable portion of the Aggregate Merger Consideration as determined pursuant to Section 3.1(c).

(b) At the First Effective Time, by virtue of the First Merger and without any action on the part of Acquiror or First Merger Sub, each share of First Merger Sub Capital Stock, shall be converted into a share of common stock, par value $0.0001 of the Initial Surviving Corporation.

(c) Each holder of shares of Company Capital Stock as of immediately prior to the First Effective Time (other than in respect of (i) any shares of Company Restricted Stock or shares of Company Common Stock subject to Company Options or Company Stock Warrants (in each case, which shall be subject to Section 3.3), (ii) any Treasury Shares and (iii) any Dissenting Shares) shall be entitled to receive (A) a portion of the Aggregate Merger Consideration equal to (1) the Merger Consideration Per Fully Diluted Share, multiplied by (2) the number of shares of Company Capital Stock held by such holder as of immediately prior to the First Effective Time, plus (B) such holder of shares of Company Capital Stock’s Pro Rata Portion of the Aggregate Warrant Consideration, in each case, on the terms and subject to the conditions set forth herein, with fractional shares rounded down to the nearest whole share (and no cash settlements shall be made with respect to fractional shares eliminated by rounding).

(d) At the Second Effective Time, by virtue of the Second Merger and without any action on the part of Acquiror, Initial Surviving Corporation, Second Merger Sub, or the holders of any securities of Acquiror or the Initial Surviving Corporation or the Second Merger Sub: (a) each share of common stock of the Initial Surviving Corporation issued and outstanding immediately prior to the Second Effective Time shall be cancelled and shall cease to exist without any conversion thereof or payment therefor; and (b) each membership interest in Second Merger Sub issued and outstanding immediately prior to the Second Effective Time shall be converted into and become one validly issued, fully paid and non-assessable membership interest in the Surviving Entity, which shall constitute the only outstanding equity of the Surviving Entity.

(e) Notwithstanding anything in this Agreement to the contrary, no fractional shares of Acquiror Common Stock shall be issued in the Mergers. In lieu of any fractional shares of Acquiror Common Stock to which each holder of Company Capital Stock would otherwise be entitled in the Mergers, the Exchange Agent

(as defined below) shall round down to the nearest whole share of Acquiror Common Stock. No cash settlements shall be made with respect to fractional shares eliminated by rounding.

Section 3.2. Exchange Procedures.

(a) Prior to the Closing, Acquiror shall appoint an exchange agent (the “Exchange Agent”) to act as the agent for the purpose of paying the Aggregate Merger Consideration. At or before the First Effective Time, Acquiror shall deposit with the Exchange Agent the number of shares of Acquiror Common Stock to be paid as Aggregate Merger Consideration pursuant to Section 3.1(c).

(b) Reasonably promptly after the First Effective Time, Acquiror shall send or shall cause the Exchange Agent to send, to each record holder of shares of Company Capital Stock as of immediately prior to the First Effective Time whose shares of Company Capital Stock were converted pursuant to Section 3.1(a) into the right to receive a portion of the Aggregate Merger Consideration, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and the risk of loss and title shall pass, only upon proper transfer of each share to the Exchange Agent, and which letter of transmittal will be in customary form and have such other provisions as Acquiror may reasonably specify) for use in such exchange (each, a “Letter of Transmittal”).

(c) Each holder of shares of Company Capital Stock that have been converted into the right to receive a portion of the Aggregate Merger Consideration pursuant to Section 3.1(a) shall be entitled to receive such portion of the Aggregate Merger Consideration, upon receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), together with a duly completed and validly executed Letter of Transmittal and such other documents as may reasonably be requested by the Exchange Agent.

(d) Promptly following the date that is one (1) year after the First Effective Time, (i) Acquiror shall instruct the Exchange Agent to deliver to Acquiror all documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate, and (ii) any portion of the Aggregate Merger Consideration that remains unclaimed shall be returned to Acquiror, and any Person that was a holder of shares of Company Capital Stock as of immediately prior to the First Effective Time that has not exchanged such shares of Company Capital Stock in accordance with this Section 3.2 prior to the date that is one (1) year after the First Effective Time may transfer such shares of Company Capital Stock to Acquiror and (subject to applicable abandoned property, escheat and similar Laws) receive in consideration therefor, and Acquiror shall promptly deliver, such applicable portion of the Aggregate Merger Consideration, without any interest thereupon. None of Acquiror, First Merger Sub, Second Merger Sub, the Company, the Initial Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any of the Aggregate Merger Consideration delivered to a public official pursuant to and in accordance with any applicable abandoned property, escheat or similar Laws. If any such shares shall not have been transferred immediately prior to such date on which any amounts payable pursuant to this Article III would otherwise escheat to or become the property of any Governmental Authority, any such amounts shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of all claims or interest of any Person previously entitled thereto.

Section 3.3. Treatment of Company Options, Company Stock Warrants and Company Restricted Stock.

(a) As of the First Effective Time, each Company Option and Company Stock Warrant that is then outstanding shall be converted into the right to receive an option or warrant, as applicable, relating to shares of Domesticated Acquiror Common Stock upon substantially the same terms and conditions as are in effect with respect to such Company Option or Company Stock Warrant, as applicable, immediately prior to the First Effective Time, including with respect to vesting and termination-related provisions (each such option, an “Acquiror Option” and each such warrant, an “Acquiror Stock Warrant”) except that (a) such Acquiror Option or Acquiror Stock Warrant, as applicable, shall relate to that whole number of shares of Domesticated Acquiror

Common Stock (rounded down to the nearest whole share) equal to the number of shares of Company Common Stock subject to such Company Option or Company Stock Warrant, as applicable, multiplied by the Merger Consideration Per Fully Diluted Share, and (b) the exercise price per share for each such Acquiror Option or Acquiror Stock Warrant, as applicable, shall be equal to the exercise price per share of such Company Option or Company Stock Warrant, as applicable, in effect immediately prior to the First Effective Time, divided by the Merger Consideration Per Fully Diluted Share (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulations Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

(b) As of the First Effective Time, by virtue of the First Merger and without any action on the part of any holder of Company Restricted Stock, each share of Company Restricted Stock that is then outstanding shall be cancelled and converted into a number of shares of restricted Domesticated Acquiror Common Stock (each, “Acquiror Restricted Stock”) equal to the Merger Consideration Per Fully Diluted Share upon substantially the same terms and conditions as are in effect with respect to such share of Company Restricted Stock immediately prior to the First Effective Time, including with respect to vesting and termination-related provisions, except that any per share repurchase price of such share of Acquiror Restricted Stock shall be equal to the quotient obtained by dividing (i) the per share repurchase price applicable to the share of Company Restricted Stock by (ii) the Merger Consideration Per Fully Diluted Share, rounded up to the nearest cent.

(c) The Company shall take all necessary actions to (i) effect the treatment of the Company Awards pursuant to Sections 3.3(a) and 3.3(b) in accordance with the Company’s Incentive Plans and the applicable award agreements, and (ii) terminate the Company’s Incentive Plans as of the First Effective Time and to ensure no new awards are granted thereunder from and following the First Effective Time (provided that the Company Awards shall remain subject to the terms of the Company’s Incentive Plans except that any references to the Company shall refer to the Acquiror, any references to the Company’s board of directors (or a committee thereof) shall refer to Domesticated Acquiror’s board of directors (or a committee thereof) and any references to Company Common Stock shall refer to Domesticated Acquiror Common Stock).

(d) Between the date of this Agreement and the Closing Date, the Company shall obtain written confirmation from each holder of Company Stock Warrants that such holder will acknowledge and accept the treatment of the Company Stock Warrants contemplated by this Section 3.3.

Section 3.4. Withholding. Notwithstanding any other provision to this Agreement, Acquiror, the Company and the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amount payable pursuant to this Agreement any such Taxes as are required to be deducted and withheld from such amounts under the Code or any other applicable Tax Law (as reasonably determined by Acquiror, the Company, or the Exchange Agent, respectively). To the extent that any amounts are so deducted and withheld and paid over to the appropriate Tax authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 3.5. Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock issued and outstanding immediately prior to the First Effective Time and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who is entitled to demand and has properly exercised appraisal rights of such shares in accordance with Section 262 of the DGCL (such shares of Company Capital Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise waives, withdraws, or loses such holder’s appraisal rights under the DGCL) shall not be converted into a right to receive a portion of the Aggregate Merger Consideration, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the First Effective Time, such holder fails to perfect, waives, withdraws, or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such shares of Company Capital Stock shall be treated as if they had been converted as of the First Effective Time into the right to receive a portion of the Aggregate Merger Consideration in accordance with Section 3.1 without interest thereon, upon transfer of such shares. The Company shall provide Acquiror prompt written notice of any demands received by the Company for appraisal of shares of Company Capital Stock, any waiver or withdrawal of any such demand, and any other demand, notice, or instrument delivered to the Company prior to the First Effective Time that relates to such demand. Except with the prior written consent of (i) Acquiror (which shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall not make any payment with respect to, or settle, or offer to settle, any such demands and (ii) the Company (which shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not make any payment with respect to, or settle, or offer to settle, any such demands.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure letter delivered to Acquiror, First Merger Sub and Second Merger Sub by the Company on the date of this Agreement (the “Company Disclosure Letter”) (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article IV), the Company represents and warrants to Acquiror, First Merger Sub and Second Merger Sub as follows:

Section 4.1. Authorization, Execution and Enforceability. The Company has all necessary corporate power and authority to execute and deliver this Agreement and the other Ancillary Agreements to which it is a party, to carry out its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each the Company of this Agreement and the other Ancillary Agreements to which it is a party, the performance by the Company of its obligations hereunder and thereunder, and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate, shareholder or other business entity action on the part of the Company and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or the other Ancillary Agreements to which it is a party or to consummate the transactions contemplated hereby or thereby, except for the approvals set forth in Section 4.1 of the Company Disclosure Letter. This Agreement and the other Ancillary Agreements to which the Company is a party have been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by each other party hereto) constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

Section 4.2. Organization, Power, Authority, and Good Standing of the Company.

(a) The Company is a corporation duly organized, validly existing and in good standing under the Laws of the state of Delaware and has all requisite corporate power and authority, and all necessary government approvals, to own, operate and lease the properties and assets now owned, operated and leased by it and to carry on its business as it is currently conducted.

(b) The Company is duly licensed or qualified to do business, and is in good standing in those jurisdictions set forth on Section 4.2(b) of the Company Disclosure Letter, which constitutes all the jurisdictions in which the Company owns, leases, or operates property or the nature of the business or activities currently conducted by the Company makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(c) Acquiror, First Merger Sub and Second Merger Sub have been furnished with true, correct and complete copies of each Governing Document of the Company. The Governing Documents so provided are in full force and effect. The Company is not in violation in any material respect of any of the provisions of any of its Governing Documents.

(d) On or prior to the date of this Agreement, the Board of Directors of the Company has duly adopted resolutions unanimously (i) determining that this Agreement and the other documents to which the Company is or will be a party contemplated hereby and the transactions contemplated hereby and thereby (including the Mergers) are advisable and fair to, and in the best interests of, the Company and its stockholders and (ii) authorizing and approving the execution, delivery and performance by the Company of this Agreement and the other documents to which the Company is or will be a party contemplated hereby and the transactions contemplated hereby and thereby (including the Mergers). No other corporate action is required on the part of the Company or any of its stockholders to enter into this Agreement or the documents to which the Company is or will be a party contemplated hereby or to approve the Mergers other than the Company Stockholder Approvals.

Section 4.3. No Conflicts. The execution, delivery and performance by the Company of this Agreement and the other Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) result in a violation or breach of any provision of the Governing Documents of the Company or any Subsidiary of the Company; (b) result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company or any Subsidiary of the Company; (c) except as set forth on Section 4.3 of the Company Disclosure Letter, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default under (or an event which might, with the passage of time or the giving of notice, or both, constitute a default) or give to others any right of termination, acceleration, modification, or cancellation of, or result in the creation of a Lien on any of the properties or assets of the Company or any Subsidiary of the Company pursuant to, any Contract, except where the occurrence of any of the foregoing, either individually or together, would not have a Company Material Adverse Effect. No consent, approval, authorization, waiver, registration, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to the Company or any Subsidiary of the Company in connection with the execution, delivery and performance of this Agreement or the other Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, except for such filings as may be required under any Antitrust Laws and as set forth on Section 4.3 of the Company Disclosure Letter, that if not obtained would have a Company Material Adverse Effect. The approval and adoption of this Agreement by the equityholders set forth in Section 4.3 of the Company Disclosure Letter is the only vote of stockholders or other equityholders of the Company necessary or required to adopt this Agreement and the other Ancillary Agreements and to approve the transactions contemplated hereby and thereby, including, without limitation, the Mergers. As of the Closing, all consents set forth on Section 4.3 of the Company Disclosure Letter have been obtained, made or given, as applicable, and remain in full force and effect, and copies have been made available to Acquiror

Section 4.4. Capitalization; Title to Shares.

(a) As of immediately following the consummation of the Required Transaction, the authorized capital stock of the Company will consist of 101,396,856 total shares, each with a par value of $0.0001 per share, comprised of: (i) 60,000,000 shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of which 11,910,581 shares are issued and outstanding as of the date of this Agreement, (ii) 36,023,968 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”), of which (A) 15,278 shares have been designated Series A Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (B) 6,667 shares have been designated Series A-2 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (C) 1,035,082 shares have been designated Series B Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (D) 13,717,525 shares have been designated Series C Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (E) 2,800,283 shares have been designated Series C-1 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (F) 2,660,797 shares have been designated Series D-1 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (G) 62,498 shares have been designated Series D-2 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (H) 48,256 shares have been designated Series D-3 Preferred Stock, all of which are issued and outstanding as of the date of this Agreement, (I) 2,585,036 shares have been designated Series D-4 Preferred Stock (the “Company Series D-4

Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement, (J) 579,324 shares have been designated Series D-5 Preferred Stock (the “Company Series D-5 Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement, (K) 1,113,337 shares have been designated Series D-6 Preferred Stock (the “Company Series D-6 Preferred Stock”), all of which are issued and outstanding as of the date of this Agreement, (L) 3,944,451 shares have been designated Series D-7 Preferred Stock (the “Company Series D-7 Preferred Stock”), 3,944,451 of which are issued and outstanding as of the date of this Agreement, (M) 6,026,998 shares have been designated Series D-8 Preferred Stock (the “Company Series D-8 Preferred Stock”, and together with the Company Series D-4 Preferred Stock, the Company Series D-5 Preferred Stock, the Company Series D-6 Preferred Stock, the Company Series D-7 Preferred Stock, the “Solaria Series D Preferred Stock”), all of which will be issued and outstanding as of immediately following the consummation of the Required Transaction, and there will be no other authorized equity interests of the Company that are issued and outstanding as of such time. As of immediately following the consummation of the Required Transaction, Company Options to purchase 11,990,287 Company Common Stock will be outstanding. As of the date of this Agreement, (i) Solaria Common Stock Warrants to purchase 78,986 shares of common stock of Solaria, par value $0.001 per share, are outstanding and (ii) Solaria Preferred Stock Warrants to purchase 1,428,437 shares of preferred stock of Solaria, par value $0.001 per share, are outstanding.

(b) All of the issued and outstanding shares of capital stock of the Company (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens. All shares of common stock of the Company are uncertificated, book-entry shares.

(c) The Company has made available to Acquiror, prior to the date of this Agreement, a true and complete list of each current or former employee, consultant or director of the Company or any of its Subsidiaries or Solaria or any of its Subsidiaries who holds a Company Award or Solaria Award, as applicable, including the type of Company Award or Solaria Award (whether such Company Award or Solaria Award will be an incentive stock option, a nonstatutory stock option or a share of restricted stock), the number of shares of Company Common Stock or Solaria Common Stock subject thereto, vesting schedule and the exercise price thereof, as applicable. All such Company Awards or Solaria Awards are evidenced by award agreements in substantially the forms made available to Acquiror, and no such Company Award or Solaria Award is subject to terms materially different from those set forth in such forms. Each Company Award and Solaria Award has been validly issued and properly approved by the Board of Directors of the Company (or appropriate committee thereof).

(d) The Company has made available to Acquiror, prior to the date of this Agreement, a true and complete list of each holder who holds a Common Stock Warrant, Preferred Stock Warrant Solaria Common Stock Warrant or Solaria Preferred Stock Warrant, including the number of shares of capital stock of the Company or Solaria subject thereto. All such Company Stock Warrants, Solaria Common Stock Warrants, Solaria Preferred Stock Warrants (i) have been duly authorized and validly issued and constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) the Governing Documents of the Company and (2) any other applicable Contracts governing the issuance of such securities; (iii) will not be subject to, nor issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, the Governing Documents of the Company or any Contract to which the Company is a party or otherwise bound; and (iv) are free and clear of any Liens other than Permitted Liens.

(e) As of immediately following the Required Transaction and as of the Closing Date, except as otherwise set forth in this Section 4.4, the Company has not granted any outstanding subscriptions, options, stock appreciation rights, warrants, rights or other securities (including debt securities) convertible into, exchangeable or exercisable for or with a value that is linked to shares of Company Capital Stock, any other commitments, calls, conversion rights, rights of exchange or privilege (whether pre-emptive, contractual or by matter of Law), plans or other agreements of any character providing for the issuance of additional shares or other equity interests of the Company, the sale of treasury shares or other equity interests of the Company, or for the repurchase or redemption of shares or other equity interests of the Company or the value of which is determined by reference to shares or other equity interests of the Company, and there are no voting trusts, proxies or agreements of any kind which may obligate the Company to issue, purchase, register for sale, redeem or otherwise acquire any shares of Company Capital Stock. As of the date hereof, each holder of Company Capital Stock or Solaria Capital Stock (i) will be the record and beneficial owner of the Company Capital Stock or Solaria Capital Stock, as applicable set forth next to its name on Section 4.4(d) of the Company Disclosure Letter, and (ii) will have good and valid title to the shares of Company Capital Stock to be held by it, free and clear of all Liens, other than Liens arising under the Company’s Governing Documents, this Agreement, and transfer restrictions imposed by applicable securities Laws. The consummation of the transactions contemplated by this Agreement will result in Acquiror directly owning 100% of the equity interests of the Company, free and clear of any Liens.

Section 4.5. Subsidiaries.

(a) Section 4.5(a) of the Company Disclosure Letter correctly sets forth the name of each Subsidiary of the Company, the jurisdiction of its incorporation or organization, the number of duly authorized, issued, and outstanding equity interests of such Subsidiary, and the Persons owning such equity interests of such Subsidiary. Each Subsidiary of the Company is duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority to own, operate and lease the properties and assets now owned, operated and leased by it and to carry on its business as it is currently conducted. Each Subsidiary of the Company is duly licensed or qualified to do business, as applicable, and is in good standing in each jurisdiction in which the properties owned, leased or operated by it or the operation of its business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not reasonably be expected to result in a Company Material Adverse Effect. No Company Subsidiary is in default under or in violation of any provision of its Governing Documents.

(b) All of the outstanding equity interests of each Subsidiary of the Company are validly issued, fully paid and non-assessable (if applicable), and are not subject to, nor were they issued in violation of, preemptive rights created by statute, such Subsidiary’s Governing Documents or any Contract to which such Subsidiary is a party or by which it is bound and have been offered, sold and delivered by such Subsidiary in compliance in all material respects with all applicable Laws. Except as set forth on Section 4.5(b) of the Company Disclosure Letter, all such equity interests are owned by the Company or another Subsidiary of the Company free and clear of any Liens and are not subject to any option or right to purchase any such equity interests. There are no outstanding securities convertible into, exchangeable for or carrying the right to acquire equity interests of any Subsidiary of the Company. No Subsidiary of the Company has any subscriptions, warrants, options (whether compensatory or non-compensatory), calls, puts, convertible securities, restricted interests, phantom interests, stock appreciation rights, equity or equity-based rights or other arrangements or commitments of any kind relating to the equity interests of such Subsidiary or obligating such Subsidiary to issue, sell, acquire, purchase, redeem, convert, transfer or dispose of, or cause the issuance, sale, acquisition, purchase, redemption, conversion, transfer or sale of, any equity interest or any ownership interest or rights therein. Except as set forth on Section 4.5(b) of the Company Disclosure Letter, there are no voting trusts, stockholder agreements, proxies or other agreements or understandings or similar agreements or arrangements in effect with respect to the voting, transfer or other disposition of any equity interests of any Subsidiary of the Company.

Section 4.6. Financial Statements.

(a) Attached as Section 4.6(a) of the Company Disclosure Letter are true and complete copies of (i) the unaudited consolidated balance sheets and statements of income, statements of stockholders’ equity, and statements of cash flows of the Company and its Subsidiaries for the fiscal years ended December 31, 2020 and December 31, 2021, together with the related notes and schedules thereto (the “Unaudited Company Financial Statements”), (ii) the unaudited consolidated balance sheets and statements of income, statements of stockholders’ equity, and statements of cash flows of Solaria and its Subsidiaries for the fiscal years ended December 31, 2020 and December 31, 2021, together with the related notes and schedules thereto (the “Unaudited Solaria Financial Statements”), (iii) the unaudited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity of the Company and its Subsidiaries as of and for the six month period ending June 30, 2022 (the “Interim Unaudited Company Financial Statements”), and (iv) the unaudited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity of the Company and its Subsidiaries as of and for the six month period ending June 30, 2022 (the “Interim Unaudited Solaria Financial Statements”, and together with the Interim Unaudited Company Financial Statements, the Unaudited Company Financial Statements and the Unaudited Solaria Financial Statements, the “Financial Statements”). The Unaudited Solaria Financial Statements and Interim Unaudited Solaria Financial Statements are referred to herein collectively as the “Solaria Financial Statements”, and the Unaudited Company Financial Statements and Interim Unaudited Company Financial Statements are referred to herein collectively as the “Company Financial Statements”.

(b) The Company Financial Statements (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes and their consolidated cash flows for the respective periods then ended (subject to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries.

(c) The Solaria Financial Statements (i) fairly present in all material respects the consolidated financial position of Solaria and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes and their consolidated cash flows for the respective periods then ended (subject to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and the absence of footnotes or the inclusion of limited footnotes), (iii) were prepared from, and are in accordance in all material respects with, the books and records of Solaria and its consolidated Subsidiaries.

(d) When delivered pursuant to Section 6.3, the Additional Financial Statements, (i) will fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations, their consolidated incomes, their consolidated changes in stockholders’ equity (with respect to any audited financial statements included in the Additional Financial Statements only) and their consolidated cash flows for the respective periods then ended (subject, in the case of unaudited financial statements, to normal year-end adjustments and the absence of footnotes), (ii) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited financial statements, the absence of footnotes or the inclusion of limited footnotes), (iii) will be prepared from, and will be in accordance in all material respects with, the books and records of the Company and its consolidated Subsidiaries and (iv) when delivered by the Company for inclusion in the Registration Statement for filing with the SEC following the date of this Agreement in accordance with Section 6.3, will comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant, in effect as of the respective dates thereof.

(e) Neither the Company (including, to the knowledge of the Company, any employee thereof) nor any independent auditor of the Company has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any written claim or allegation regarding any of the foregoing.

Section 4.7. Indebtedness. The only outstanding Indebtedness of the Company and its Subsidiaries as of the date hereof arises under the arrangements and in the amounts outstanding listed on Section 4.7 of the Company Disclosure Letter.

Section 4.8. Undisclosed Liabilities.

(a) The Company and its Subsidiaries have no material direct or indirect liabilities, debts, claims, obligations, demands, suits, judgments, awards, losses, Indebtedness, expenses, deficiencies, guarantees, endorsements or commitments of or by any Person of any kind, whether known or unknown, accrued or unaccrued, absolute or contingent, matured or unmatured, asserted or unasserted, choate or inchoate, liquidated or unliquidated, secured or unsecured, or otherwise (“Liabilities”), except (i) those which are adequately reflected and reserved against on the face of the most recent balance sheet included in the Financial Statements, (ii) those which have been incurred in the ordinary course of business consistent with past practice since the most recent balance sheet included in the Financial Statements (excluding any material Liability arising as a result of any breach of any Contract, breach of warranty, tort, infringement or violation of any Law or a Governmental Order or environmental Liability), (iii) those that have arisen in connection with the authorization, negotiation, execution or performance of this Agreement or the transactions contemplated hereby, and will be disclosed or otherwise taken into account in the notice of accrued and unpaid Company Transaction Expenses to be delivered to Acquiror by the Company pursuant to Section 2.4(c), and (iv) those set forth on Section 4.8(a) of the Company Disclosure Letter.

(b) All of the accounts receivable of the Company and its Subsidiaries (i) are actual and bona fide accounts receivable arising from sales actually made or services actually performed and were incurred in the ordinary course of business consistent with past practice and (ii) are properly reflected and reserved for on the Company’s books and records and financial statements in accordance with GAAP consistently applied. Except as set forth on Section 4.8(b) of the Company Disclosure Letter, the accounts receivable are not subject to any material recoupments, set-offs or counter-claims, other than set-offs from the purchase of inventory by the Company or any of its Subsidiaries and returns, in each case, in the ordinary course of business consistent with past practice that in the aggregate do not exceed $200,000. Except as otherwise reflected or reserved for in the Financial Statements, such accounts receivable are collectible in the ordinary course of business consistent with past practice.

Section 4.9. Absence of Certain Changes, Events and Conditions.

(a) Except as expressly contemplated by this Agreement or as set forth on Section 4.9 of the Company Disclosure Letter, from January 1, 2022 through the date of this Agreement, (i) there has not been any event, change, effect, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) the Company and its Subsidiaries have, in all material respects, conducted their respective businesses and operated their respective properties in the ordinary course of business consistent with past practice.

(b) Except as expressly contemplated by this Agreement or as set forth on Section 4.9 of the Company Disclosure Letter, from January 1, 2022 until the date of this Agreement, there has not been, with respect to the Company or any of its Subsidiaries, any:

(i) amendment of or other change to the Governing Documents of the Company or any of its Subsidiaries or any action outside of such entity’s purpose set forth in such Governing Documents;

(ii) split, combination or reclassification of any shares of its capital stock;

(iii) issuance, sale or other disposition of any (a) options, warrants, Contracts or other rights, arrangements or commitments to acquire the capital stock of such Person, (b) shares of capital stock of or other voting securities or ownership, membership, partnership, joint venture or equity interests in such Person, and (c) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities (including any bonds, debentures, notes or other indebtedness having voting rights or convertible into or exchangeable for securities having voting rights) or ownership, membership, partnership, joint venture or equity interests in such Person, in all cases whether vested or unvested, or grant of any such equity interests in subsection (a) through (c) hereof;

(iv) change in any method of accounting or accounting practice, principle, assumption, convention or policy of the Company or any of its Subsidiaries, except as required by GAAP or applicable Law;

(v) incurrence, assumption, guarantee or endorsement of any Indebtedness, in each case, in an amount greater than $100,000, individually, or $250,000, in the aggregate, or issuance or sale of any debt securities or guarantee any debt securities of others;

(vi) acceleration, beyond the normal collection cycle, collection of accounts receivable or delay beyond normal payment terms of any accounts payable, other than in the ordinary course of business consistent with past practice;

(vii) (A) sale, transfer, lease or other disposition of any of the assets or property shown or reflected on the consolidated balance sheet of the Company as of December 31, 2021, except inventory in the ordinary course of business consistent with past practice; (B) lease, sublease or license of any real property of the Company or any of its Subsidiaries, (C) mortgage or Lien of any property or assets of the Company or any of its Subsidiaries, other than Permitted Liens; or (D) forgiveness, cancellation or waiver of any material debts owed to or material claims held by the Company or any of its Subsidiaries;

(viii) any increase in the compensation or benefits of its employees, including any bonus payments, other than as provided for in any written agreements in effect on or prior to the date of this Agreement and listed in the Company Disclosure Schedules;

(ix) adoption, amendment or modification of any Company Benefit Plan, the effect of which in the aggregate would increase the obligations of the Company and its Subsidiaries by more than 5% percent of its existing annual obligations to such plans;

(x) entry into any collective bargaining agreement or other agreement or understanding or other Contract with any labor union, labor organization or other representative of employees;

(xi) hiring, transfer, or termination of the employment of any employee of the Company or any of its Subsidiaries other than: (1) a termination of employment by the Company or such Subsidiary for cause; or (2) the hiring of an employee, in the ordinary course of business consistent with past practice whose annualized compensation is less than $180,000 and whose employment is terminable at will without notice or severance requirements;

(xii) acquisition by merger or consolidation with, or by purchase of the material assets or equity of, or by any other manner, any business or Person or any division thereof;

(xiii) adoption of any plan of merger, consolidation, reorganization, restructuring, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(xiv) any capital expenditure or commitment to make capital expenditure in excess of $100,000, individually, or $250,000, in the aggregate;

(xv) entry into any Company Material Contract, termination of any Contracts that would constitute a Company Material Contract, or amendment or waiver of any right under any Company Material Contract;

(xvi) failure to pay or satisfy when due any material Liability;

(xvii) waiver, release, assignment, compromise, commencement, settlement, or agreement to settle any right or pending or potential Legal Proceeding (other than a settlement solely in cash in an amount not to exceed $100,000 and paid in full prior to the First Effective Time);

(xviii) sale, transfer, assignment, exclusive license, abandonment, permitted to lapse or other disposition of any Company IP, other than any Company IP that is not material to, or expected to be used or useful in connection with, the business of the Company and its Subsidiaries as currently conducted or reasonably anticipated to be conducted;

(xix) settlement or compromise of any material Tax liability, material Tax proceeding or audit, change of any Tax election or Tax method of accounting, making of any new Tax election or adoption of any material new Tax method of accounting; or

(xx) any agreement or commitment to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 4.10. Material Contracts.

(a) Section 4.10(a) of the Company Disclosure Letter lists each of the following Contracts that are currently in effect and binding on the Company or its Subsidiaries or any of their respective assets or properties (together with all Real Property Leases listed on Section 4.12(c) of the Company Disclosure Letter, collectively, the “Company Material Contracts”):

(i) any Contract involving aggregate consideration in excess of $250,000 per year or in excess of $500,000 over the remaining term of the Contract, which cannot be cancelled by the Company or the applicable Subsidiary of the Company without penalty or without more than 90 days’ notice;

(ii) any Contract that relates to the sale of any of the Company’s or any of its Subsidiaries’ assets, other than inventory in the ordinary course of business consistent with past practice, for consideration in excess of $100,000;

(iii) any Contract that relates to the acquisition or divestiture of any business, a material amount of stock or other equity interest of any other Person, or a material amount of assets of any other Person (excluding purchases of inventory in the ordinary course of business consistent with past practice) or any real property (whether by merger, sale of stock, sale of assets or otherwise), and all partnership or joint venture agreements;

(iv) any Contract pursuant to which (A) Intellectual Property that is material to the Company and its Subsidiaries or involves consideration in excess of $250,000 is licensed by or to the Company or any of its Subsidiaries (other than license agreements for unmodified “off-the-shelf” software on generally standard terms and conditions involving aggregate consideration of less than $50,000) or (B) the Company or any of its Subsidiaries has granted or received an exclusive right in or to Intellectual Property;

(v) except for agreements relating to trade receivables in the ordinary course of business consistent with past practice, all mortgages, indentures, notes, bonds, letters of credit, guaranties (excluding vendor related guarantees), swaps or other Contracts relating to Indebtedness incurred or provided by the Company or any of its Subsidiaries or providing for the creation of or granting any Lien upon any of the assets or property of the Company or its Subsidiaries;

(vi) all collective bargaining agreements or agreements or understandings or Contracts with any labor organization, union, works council, association or other similar organization;

(vii) except for Contracts with vendors pursuant to which the vendor imposes restrictions and requirements on the Company or its Affiliates with respect to the use by the Company or such Affiliates of such vendor’s products, all Contracts restricting the Company or any of its Affiliates from freely engaging in any material line of business, including any Contract that limits, or purports to limit, the ability of the Company or any of its Affiliates to compete in any line of business or with any Person or in any geographic area or during any period of time, or that restricts the right of the Company or any of its Affiliates to sell or purchase from any Person or to hire any Person, or that grants the other party or any third Person “most favored nation” status, any type of special discount rights or exclusivity;

(viii) any Contract providing for capital expenditures by the Company or any of its Subsidiaries with an outstanding amount of unpaid obligations and commitments in excess of $100,000;

(ix) any employment or consulting Contract involving annualized consideration in excess of $180,000;

(x) any Contract with any Governmental Authority (excluding Permits);

(xi) any Contracts (other than employment agreements, employee confidentiality and invention assignment agreements, equity or incentive equity documents and Governing Documents) between the Company and its Subsidiaries, on the one hand, and Affiliates of the Company or any of the Company’s Subsidiaries (other than the Company or any of the Company’s Subsidiaries), the officers and managers (or equivalents) of the Company or any of the Company’s Subsidiaries, the members or stockholders of the Company or any of the Company’s Subsidiaries, any employee of the Company or any of the Company’s Subsidiaries or a member of the immediate family of the foregoing Persons, on the other hand (collectively, “Affiliate Agreements”);

(xii) any Contract relating to settlement of any Legal Proceeding within the past three years or any settlement with ongoing obligations involving aggregate consideration in excess of $100,000;

(xiii) any Contract that provides for non-monetary obligations on the part of the Company or any of its Subsidiaries, the non-performance of which obligations would reasonably be expected to have a Company Material Adverse Effect;

(xiv) any written agreement to enter into any of the foregoing; and

(xv) any other Contract, whether or not made in the ordinary course of business consistent with past practice, that is material to the Company or its Subsidiaries or the assets, liabilities, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries.

(b) Each Company Material Contract is in full force and effect and (assuming the due authorization, execution and delivery by the relevant counter-party) constitutes the legal, valid and binding agreement of the Company or the applicable Subsidiary of the Company, and is enforceable against the Company or the applicable Subsidiary of the Company and, to the knowledge of the Company, each other party thereto, in accordance with its terms, subject to any applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws relating to creditors’ rights generally or to general principles of equity. Except as set forth on Section 4.10(b) of the Company Disclosure Letter, the Company or applicable Subsidiary of the Company and, to the knowledge of the Company, each of the other parties thereto, have performed in all material respects all obligations required to be performed by them under, and are not in breach of, or default under, in any material respect, any Company Material Contract. To the knowledge of the Company, no event has occurred that (with or without notice or lapse of time) would reasonably be expected to result in a breach of or violation of, or a default under, the terms of any Company Material Contract. A true and complete copy of each Company Material Contract, including any amendments thereto, has been made available to Acquiror. No party to any Company Material Contract has exercised any termination or cancellation rights with respect thereto and neither the Company nor any of its Subsidiaries have received (or given) any written notice of the intention of any party to any Company Material Contract to terminate, cancel, breach, amend the terms of or accelerate the maturity or performance of any Company Material Contract or alleging invalidity or unenforceability of such Company Material Contract. No party to any Company Material Contract has claimed in event of “force majeure” or similar concept under any Company Material Contract.

Section 4.11. Customers and Vendors.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth (i) the ten (10) largest customers of the Company and its Subsidiaries in 2021 (based on the dollar amount of sales to such customers during the twelve (12) months ended December 31, 2021) (the “Company Material Customers”), (ii) the amount invoiced to such Company Material Customer during such period and (iii) the percentage of total sales of the business represented by sales to each Company Material Customer during such period. All Company Material Customers continue to be customers of the Company and its Subsidiaries, and no Company Material Customer has materially reduced its business with the Company and its Subsidiaries from the levels achieved between January 1, 2021 and December 31, 2021. Neither the Company nor any of its Subsidiaries have received any notice, nor does the Company or any of its Subsidiaries have any reason to believe, that any Company Material Customer has (x) ceased or substantially reduced, or will cease or substantially reduce, use of products or services of the Company’s business or (y) sought, or is seeking, to reduce the price it will pay for the products or services of the Company’s business. No Company Material Customer has otherwise threatened in writing to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated hereby or otherwise.

(b) Section 4.11(b) of the Company Disclosure Letter sets forth (i) the ten (10) largest vendors of the Company and its Subsidiaries in 2021 (based on the dollar amount of payments to such vendors during the twelve (12) months ended December 31, 2021) (the “Company Material Vendors”) and (ii) the amount which each Company Material Vendor invoiced the Company or its Subsidiaries during such period. Except as set forth on Section 4.11(b) of the Company Disclosure Letter, all Company Material Vendors continue to be vendors of the Company and its Subsidiaries, and no Company Material Vendor has materially reduced its business with the Company and its Subsidiaries from the levels achieved between January 1, 2021 and December 31, 2021. Neither the Company nor any of its Subsidiaries have received any notice, nor does the Company or any of its Subsidiaries have any reason to believe, that there has been any material adverse change in the price of such products, supplies or services provided by any Company Material Vendor, or that any Company Material Vendor will not sell products, supplies or services to the Company and its Subsidiaries at any time after the Closing Date on terms and conditions substantially the same as those used in its current sales to the Company, subject to general and customary price increases. No Company Material Vendor has otherwise threatened in writing to take any action described in the preceding sentence as a result of the consummation of the transactions contemplated hereby or otherwise.

Section 4.12. Title to Assets; Sufficiency of Assets; Real Property.

(a) The Company and its Subsidiaries have good and valid title to, or a valid leasehold interest in, all tangible assets (other than real property) and personal property (“Tangible Assets”) that it purports to own or lease, as applicable, including those reflected in the Financial Statements or acquired after the date of the most recent balance sheet included in the Financial Statements, other than properties and assets sold, consumed or otherwise disposed of in the ordinary course of business consistent with past practice since date of the most recent balance sheet included in the Financial Statements.

(b) The assets and properties owned, leased or licensed by the Company and its Subsidiaries constitute all of the assets, properties and rights necessary and sufficient for the conduct and operation of the business of the Company and its Subsidiaries as currently conducted and will be sufficient for the Company to continue to operate the business of the Company and its Subsidiaries immediately following the Closing in the same manner as currently conducted. The Tangible Assets of the Company are in good operating condition and repair (ordinary wear and tear excepted), and are useable for their intended purpose. The present quantities of all inventory, including raw and packing materials, work-in-progress, finished goods, supplies, parts and similar items, are reasonable in the present circumstances of the business of the Company and its Subsidiaries. Except as set forth on Section 4.12(b) of the Company Disclosure Letter, all such properties and assets (including leasehold interests) are free and clear of Liens, except for the Permitted Liens.

(c) The Company and its Subsidiaries own no real property. Section 4.12(c) of the Company Disclosure Letter is a true and complete list of: (i) the street address, legal description and tax parcel identification number of each parcel Leased Real Property, and (ii) all leases for the Leased Real Property, including any assignments thereof and amendments or other modifications thereto (collectively, “Real Property Leases”), including the identification of the lessee and lessor thereunder. The Leased Real Property constitutes all of the real property rights necessary and sufficient for the conduct and operation of the Company’s business and currently conducted. The Company or a Subsidiary of the Company has a valid leasehold interest in all Leased Real Property.

(d) The Company has delivered to Acquiror true and complete copies of the Real Property Leases. The Company (i) has paid in full all rents, deposits and other amounts due pursuant to such Real Property Leases (and no security deposit or portion thereof has been applied in respect of a breach or default under any such Real Property Lease that has not been redeposited in full), (ii) has not received any written notice that the fee owner of any Leased Real Property has made any assignment, mortgage, pledge or hypothecation of such Leased Real Property or the rents or use fees due thereunder, (iii) is not in default under any Real Property Lease, and (iv) is not aware of any default by the fee owner of any Leased Real Property under the applicable Real Property Lease. The Real Property Leases are in full force and effect. The Company does not currently sublease, license or otherwise grant any Person the right to use or occupy any Leased Real Property or any portion thereof.

(e) All of the improvements on the Leased Real Property are (i) in material compliance with all applicable Laws, including those pertaining to zoning, building and the disabled, (ii) in good repair and in good condition, ordinary wear and tear excepted, (iii) free from patent and, to the knowledge of the Company, latent defects, and (iv) sufficient for the operation of the Company’s business as it is currently conducted on the Leased Real Property. To the knowledge of the Company, no part of any of the improvements on the Leased Real Property encroaches on the real property of any other Person. The Company currently enjoys peaceful and undisturbed possession of the Leased Real Property.

(f) There are no contractual or legal restrictions that preclude or materially restrict the ability to use any Leased Real Property by the Company or any of its Subsidiaries as currently used by the Company and its Subsidiaries.

Section 4.13. Intellectual Property.

(a) Section 4.13(a) of the Company Disclosure Letter lists all (i) patents, patent applications, trademark registrations and pending applications for registration, copyright registrations and pending applications for registration and internet domain name registrations owned or purported to be owned by the Company or any of its Subsidiaries (the “Company Registered IP”) (ii) unregistered trademarks included in the Company Intellectual Property; (iii) all, if any, proprietary Software included in the Company Intellectual Property (“Company Software”); and (iv) an overview of material trade secrets held by the Company or any of its Subsidiaries. Except as set forth on Section 4.13(a) of the Company Disclosure Letter, and other than any Company Registered IP which the Company has abandoned or otherwise allowed any applicable registration to lapse, the Company or a Subsidiary of the Company exclusively owns all Company Registered IP and solely owns all other Company Intellectual Property, free and clear of all Liens other than Permitted Liens. The consummation of this transactions as contemplated by this Agreement shall not affect, diminish, or terminate the ownership or use of any Company Intellectual Property or other Intellectual Property used or held for use in the conduct of the business (collectively, the “Company IP”) or the Company’s or any of its Subsidiary’s rights to use the Company IP on the same basis as prior to the consummation of the transaction as contemplated by this Agreement. No current or former partner, director, officer, or employee of the Company or any of its Subsidiaries will, after giving effect to each of the transactions contemplated in this Agreement, own or retain any ownership rights in or to, or have the right to receive any royalty or other payment with respect to, any of the Company Intellectual Property.

(b) To the knowledge of the Company, the Company Intellectual Property is valid, subsisting, and enforceable. The Company and each of its Subsidiaries owns or has the right or license to use all of the Intellectual Property used in its business as currently conducted free and clear of all Liens other than Permitted Liens.

(c) Except as set forth on Section 4.13(c) of the Company Disclosure Letter, (i) neither the Company or its Subsidiaries, nor the conduct of their respective businesses, have infringed, misappropriated or otherwise violated the Intellectual Property of any Person, and (ii) to the knowledge of the Company, no Person has infringed, misappropriated or otherwise violated any Company IP. There are no pending Governmental Orders received by the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of a Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Company Intellectual Property. Except as set forth on Section 4.13(c) of the Company Disclosure Letter, the Company and its Subsidiaries have not received any written claim, “cease and desist” letter, or like correspondence from any Person alleging that the Company or any of its Subsidiaries is infringing, misappropriating, or otherwise violating any Intellectual Property of any Person or that seek to limit or challenge the validity, enforceability, ownership or use of the Company Intellectual Property.

(d) Except as set forth on Section 4.13(d) of the Company Disclosure Letter, all employees, contractors and agents of the Company and its Subsidiaries involved in the conception, development, authoring, creation, or reduction to practice of any material Intellectual Property for the Company or any of its Subsidiaries have executed agreements that assign such employee’s, contractor’s or agent’s rights in and to such Intellectual Property to the Company or a Subsidiary of the Company, and the Company has provided copies of such agreements to Acquiror. The Company has taken commercially reasonable measures to protect the confidentiality of trade secrets and confidential information used in the business of the Company and its Subsidiaries as currently conducted and as proposed to be conducted.

(e) No source code for any Company Software has been delivered, licensed, or made available to any escrow agent or other Person (other than Persons who receive such source code for the sole purpose of providing services to or on behalf of the Company or its Subsidiaries) as of the Closing Date. The Company and its Subsidiaries have no duty or obligation (whether present, contingent, or otherwise) to deliver, license, or make available the source code for any Company Software to any escrow agent or other Person. No event has occurred and no circumstance or condition exists that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any source code for any Company Software to any Person.

(f) Section 4.13(f) of the Company Disclosure Letter sets forth an accurate and complete list of all Open Source Materials included in, combined with, or used in the delivery of, any Company Software and identifies each relevant license for such Open Source Materials and describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified or distributed by the Company or any of its Subsidiaries). No Company Software or Company Intellectual Property are subject to any “copyleft” or other obligation or condition. With respect to Open Source Materials that are or have been used by the Company and its Subsidiaries in any way, the Company and its Subsidiaries have been and are in compliance with the terms and conditions of all applicable licenses for the Open Source Materials, including attribution and copyright notice requirements.

(g) The Company and its Subsidiaries own, lease or license IT Systems of a sufficient quantity and size to operate the business in all material respects as currently conducted and as proposed to be conducted. The Company and its Subsidiaries have taken commercially reasonable steps to provide for the backup and recovery of data and information, including having disaster recovery plans, procedures and facilities, and, as applicable, taking steps to implement such plans and procedures, including by implementing plans and procedures (i) that manage mobile devices, including those provided to employees or contractors by the Company or any of its Subsidiaries and those provided by such individuals themselves, (ii) that provide continuous monitoring and alerting of material problems or issues with the IT Systems, and (iii) that periodically monitor network traffic for threats and scan and assess vulnerabilities in the IT Systems. To the knowledge of the Company, the computer systems do not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus,” or other software routines or hardware components intentionally designed to permit (1) unauthorized access to a computer or network, (2) unauthorized disablement or erasure of software, hardware or data, or (3) any other similar type of unauthorized activities. Except as set forth on Section 4.13(g) of the Company Disclosure Letter, in the past three (3) years, there has been no failure, substandard performance, or breach of any computer systems of the Company, its Subsidiaries or its contractors that has caused any material disruption to the business of the Company or resulted in any unauthorized disclosure of or access to any data owned, collected or controlled by the Company. The Company has taken reasonable technical, administrative, and physical measures to protect the integrity and security of the computer systems and the data stored thereon from unauthorized use, access, or modification by third parties.

(h) The Company and its Subsidiaries are, and have been, in compliance in all material respects with all applicable Privacy/Data Security Requirements and all Personal Information collected, stored, acquired, used or otherwise processed by the Company or its Subsidiaries can be used by the Company after the Closing in the manner presently used and in a manner consistent with the past practices of the Company.

(i) The Company and its Subsidiaries have not provided or been legally required to provide any notice to data owners or a Governmental Authority in connection with any unauthorized access, use, or disclosure of Personal Information. With respect to all Personal Information collected, stored, acquired, used or otherwise processed in the business of the Company, to the knowledge of the Company, no consents or approvals of, or filings or registrations with, any Governmental Authority or any other Person are required to be made or obtained in connection with the execution, delivery or performance of this Agreement, or to consummate the transactions contemplated hereby.

Section 4.14. Insurance. Section 4.14 of the Company Disclosure Letter sets forth a list, as of the date hereof, of all insurance policies maintained by the Company and its Subsidiaries or with respect to which the Company is a named insured or otherwise the beneficiary of coverage, setting forth the name of the insurer(s), the holder of each such policy, the nature of coverage, and the expiration dates thereof (collectively, the “Company Insurance Policies”). Such Company Insurance Policies are valid and binding and in full force and effect on the date of this Agreement and all premiums due on such Company Insurance Policies have been paid, and the Company and its Subsidiaries have not been issued or received any written notice of cancellation, modification or termination in respect of any such Company Insurance Policies nor is the Company or any of its Subsidiaries in material default thereunder. True, correct and complete copies of the Company Insurance Policies have been made available to Acquiror. The Company and its Subsidiaries maintain, and have maintained at all times in the past three (3) years, insurance against liabilities, claims, and risks of a nature and in such amounts as are normal and customary for comparable entities in their industry. Such policies are sufficient for compliance with all applicable Laws and all Contracts to which the Company or any of its Subsidiaries is a party or by which any of such Persons is bound in all material respects. Except as set forth on Section 4.14 of the Company Disclosure Letter, there is no material claim by the Company or any of its Subsidiaries currently pending under any such insurance as to which coverage has been denied or disputed by the insurers of such policies, nor has the Company or any of its Subsidiaries failed to give notice in a proper and timely manner of any matter capable of coverage under such insurance. With respect to such insurance, all coverage limits, deductibles and self-insured retention amounts, as applicable, are commercially reasonable.

Section 4.15. Legal Proceedings; Orders.

(a) Except as set forth on Section 4.15(a) of the Company Disclosure Letter, there are no, and during the three (3)-year period prior to the Closing Date there have not been any, Legal Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, nor, to the knowledge of the Company, is there any basis for any such Legal Proceeding, (i) affecting any of its properties or assets (or against stockholders of the Company or any Affiliate thereof and relating to the Company or any of its Subsidiaries) or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Mergers or any of the other transactions contemplated by this Agreement. There is no Legal Proceeding by the Company or any stockholder of the Company or any Affiliate thereof pending, or which the Company, any stockholder of the Company or any Affiliate thereof has commenced preparations to initiate, against any other Person in connection with the business of the Company and its Subsidiaries.

(b) Except as set forth on Section 4.15(b) of the Company Disclosure Letter, there are no material outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against or affecting the Company or any of its Subsidiaries or any of their respective properties or assets. To the knowledge of the Company, no officer or other employee of the Company or any of its Subsidiaries is subject to any Governmental Order that prohibits such officer or other employee from engaging in or continuing any conduct any activity or practice relating to the Company’s business.

Section 4.16. Compliance with Laws; Permits.

(a) The Company and its Subsidiaries and their respective officers, directors, managers, stockholders, agents and employees are, and during the three-year period prior to the Closing Date have been, in material compliance with all Laws and Governmental Orders applicable to the Company’s business, properties or assets and, to the knowledge of the Company, none of the Company, its Subsidiaries or any of their respective officers, directors, managers, stockholders, agents or employees is under investigation with respect to any violation of any Law or Governmental Order applicable to the Company’s business, properties or assets. The Company maintains adequate internal controls and has implemented and maintains policies and procedures to detect and prevent any misconduct or violations of applicable Laws.

(b) Neither the Company, its Subsidiaries, nor, to the knowledge of the Company, any of their respective officers, directors, managers, stockholders, agents or employees have received any notification, Governmental Order, complaint or other communication from any Governmental Authority that has not yet been fully resolved asserting that the Company, its Subsidiaries or such Person is not in compliance, in any material respect, with any Law and, to the knowledge of the Company, there is no basis for any such notification, Governmental Order, complaint or other communication.

(c) Section 4.16(c) of the Company Disclosure Letter sets forth each material Permit held by the Company or its Subsidiaries. The Company and its Subsidiaries have all Permits required for the Company and its Subsidiaries to conduct their business as presently conducted and to own its properties and such Permits are valid and in full force and effect. The Company and its Subsidiaries are in compliance in all material respects with the terms, provisions, and conditions of the Permits. No suspension, cancellation, modification, revocation or nonrenewal of any Permit is pending or, to the knowledge of the Company, threatened.

Section 4.17. Environmental Matters. Except as set forth on Section 4.17 of the Company Disclosure Letter:

(a) The Company and its Subsidiaries are and for the past three (3) years have been, in material compliance with all Environmental Laws and material Permits issued under Environmental Laws, and possess all material Permits required by Environmental Laws for the operation of their business.

(b) All material violations of Environmental Laws by the Company and its Subsidiaries, if any, have been fully and finally resolved to the satisfaction of all Governmental Authorities with jurisdiction over such matters without any ongoing material obligations.

(c) To the knowledge of the Company, there have not been any material Releases of Hazardous Materials from the assets of the Company and its Subsidiaries, or for which the Company and its Subsidiaries are responsible, that require material uncompleted remediation or give rise to any material Liability under any Environmental Law (except those, if any, that have been fully and finally resolved).

(d) Neither the Company nor any of its Subsidiaries is subject to any pending or threatened (in writing) action, suit, demand, notice of noncompliance, notice of liability, proceeding, or claim related to any actual or alleged non-compliance with, or Liability or obligation under, Environmental Laws, that could reasonably be expected to result in any material Liability under Environmental Laws with respect to the Company or its Subsidiaries.

Section 4.18. Employee Benefit Matters.

(a) Section 4.18(a) of the Company Disclosure Letter contains a list of any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) and any other material employee benefit plan, program or arrangement which is sponsored, maintained, contributed to or required to be contributed to by the Company or any of its Affiliates or with respect to which the Company or any of its Affiliates could have any direct or indirect liability, or has been so sponsored, maintained or contributed to within the last six (6) years by the Company or any of its Affiliates (whether or not material, each, a “Company Benefit Plan”). With respect to each Company Benefit Plan, the Company has made available to Acquiror accurate, current and complete copies of each of the following: (i) where the Company Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Company Benefit Plan has not been reduced to writing, a written summary of all material plan terms, and, as applicable (iii) current summary plan descriptions, the most recent determination letter (or opinion letter) received from the Internal Revenue Service, the most recent report filed on Form 5500, and all related trust or funding agreements associated with such Company Benefit Plan.

(b) To the knowledge of the Company, each Company Benefit Plan and related trust, insurance contract or fund has been administered and operated in material compliance with (i) its terms and (ii) the applicable provisions of ERISA, Patient Protection and Affordable Care Act of 2010, the Code and all other applicable Laws. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Company Qualified Benefit Plan”) has received a favorable determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Company Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code. The Company has provided to Acquiror a true, correct and complete copy of the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Company Qualified Benefit Plan, and, to the knowledge of the Company, nothing has occurred that could reasonably be expected to cause the revocation of such determination letter from the Internal Revenue Service or the unavailability of reliance on such opinion letter from the Internal Revenue Service. Except as set forth on Section 4.18(b) of the Company Disclosure Letter, all benefits, contributions and premiums required by and due under the terms of each Company Benefit Plan or applicable Law have been timely paid in accordance with the terms of such Company Benefit Plan, the terms of all applicable Laws and GAAP.

(c) None of the Company or any of its Affiliates contributes to or has at any time within the previous six years contributed to or had an obligation to contribute to, and no Company Benefit Plan is: (i) a “multi-employer plan” (as defined in Section 3(37) of ERISA) or other pension plan subject to Title IV of ERISA, Section 302 of ERISA or Section 412 of the Code, or (ii) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), or (iii) a “multiple employer plan” as defined in Section 413(c) of the Code.

(d) Other than as required under Section 4980B of the Code or other applicable Law, no Company Benefit Plan provides, and none of the Company or any of its Affiliates have an obligation to provide, any benefits or coverage in the nature of health, life or disability insurance following retirement or other termination of employment (other than death benefits when termination occurs upon death).

(e) There is no pending or, to the knowledge of the Company, threatened action or other Legal Proceeding relating to a Company Benefit Plan. No Company Benefit Plan has within the three years prior to the date hereof been the subject of an examination or audit by a Governmental Authority.

(f) Except as set forth on Section 4.18(f) of the Company Disclosure Letter, or as expressly contemplated by the terms of this Agreement, no Company Benefit Plan exists that could: (i) result in payment becoming due to any employee, director or consultant of any money or other property or materially increase any benefits otherwise payable by The Company or any of its Affiliates; (ii) accelerate the vesting of or provide any additional rights or benefits (including funding of compensation or benefits through a trust or otherwise) to any employee, director or consultant, except as a result of any partial plan termination resulting from this Agreement; or (iii) limit or restrict the ability of Acquiror or its Affiliates to merge, amend or terminate any Company Benefit Plan, in each case, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby. Except as set forth on Section 4.18(f) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated hereby will result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(g) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code is listed in Section 4.18(g) of the Company Disclosure Letter and has at all times been administered in documentary and operational compliance with the requirements of Section 409A of the Code and the applicable Treasury Regulations and Internal Revenue Service guidance thereunder so as to avoid any Tax pursuant to Section 409A of the Code. None of the Company or any of its Affiliates has any obligation to gross-up or otherwise reimburse any service provider of the Company for any tax incurred by such Person pursuant to Sections 4999 or 409A of the Code.

Section 4.19. Employment Matters.

(a) Section 4.19(a) of the Company Disclosure Letter sets forth each employee’s: (i) name; (ii) job title; (iii) date on which his or her employment commenced; (iv) site of employment; (v) base salary or hourly wage, as applicable; (vi) all incentives and other compensation (including bonuses or commission payments) for which he or she is eligible; (vii) status as exempt or non-exempt under the Fair Labor Standards Act and applicable state wage law(s); and (viii) co- or joint-employment relationship with any party, as applicable. Section 4.19(a) of the Company Disclosure Letter sets forth each consultant and independent contractor engaged by the Company or its Subsidiaries, including such Person’s name and compensation.

(b) The Company and its Subsidiaries are not, and never have been, a party to, or bound by, any collective bargaining or other Contract with a labor union or other organization or representative representing any of its employees and no such agreement is being negotiated. To the knowledge of the Company, there are no current union organizing efforts or representational demands involving the employees of the Company or its Subsidiaries and, to the knowledge of the Company, there have been no such efforts or demands in the three (3) years prior to the date hereof. In the three (3) years prior to the date hereof, there has not been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor activity or dispute affecting the Company or any of its Subsidiaries.

(c) The Company and its Subsidiaries are, and have been at all times in the three (3) years prior to the date hereof, in material compliance with all applicable Laws relating to labor and employment, including all such Laws relating to terms and conditions of employment, wages and hours, rest and meal breaks, overtime payments, compliance with the Fair Labor Standards Act and similar state and local laws, recordkeeping, employee notices, expense reimbursement, employee classification, non-discrimination, non-harassment, non-retaliation, employee benefits, employee leave, payroll documents, pay stubs, record retention, expense reimbursement, employee notices, equal opportunity, immigration, occupational health and safety, the WARN Act, severance, termination or discharge, collective bargaining, government contractor and subcontractor compliance, the payment of employee welfare and retirement benefits, and the full payment of all required social security contributions and Taxes. All wages, overtime payments, bonuses and other compensation, if any, due and payable as of the Closing Date to all employees and all other present and former employees and contractors of the Company or its Subsidiaries has been paid in full, or will be paid in full, to such individuals prior to the Closing.

(d) Except as set forth on Section 4.19(d) of the Company Disclosure Letter, there are no actions, suits, claims, grievances, charges, arbitrations, investigations, audits, or other Legal Proceedings against the Company or its Subsidiaries pending, or to the knowledge of the Company, threatened to be brought or filed, by or with any Governmental Authority in connection with the employment or engagement or termination of employment or engagement of any current or former employee or contractor of the Company or its Subsidiaries, including, without limitation, any claim relating to wages and hours, unfair labor practices, employment discrimination, meal or rest breaks, harassment, retaliation, equal pay or any other employment related matter arising under applicable Laws.

Section 4.20. Taxes.

(a) The Company and each of its Subsidiaries have duly and timely filed (taking into account any valid extensions) all material Tax Returns required to be filed by the Company or such Subsidiary, as applicable, within the time and in the manner required by applicable Law (giving regard to valid extensions). Such Tax Returns are true, complete and correct in all material respects. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any material Tax Return (other than ordinary course extensions of time to file Tax Returns). All material Taxes due and owing by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries may be liable have been duly and timely paid (whether or not such Taxes are reflected on a Tax Return) and the Company is not delinquent in the payment of such Taxes.

(b) No extensions or waivers of statutes of limitations have been given or requested with respect to the assessment or collection of any material Taxes of the Company or any of its Subsidiaries (other than ordinary course extensions of time to file Tax Returns).

(c) There are no Liens on any of the assets of the Company or any of its Subsidiaries attributable to Taxes other than statutory Liens for Taxes that are not yet due and payable.

(d) There are no ongoing Legal Proceedings by any taxing authority against the Company or any of its Subsidiaries. There is no claim in writing against the Company or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted or proposed in writing or, to the knowledge of the Company, threatened with respect to any Taxes or Tax Returns of or with respect to the Company or any of its Subsidiaries.

(e) Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax sharing, allocation or indemnity agreements or arrangements (except, for the avoidance of doubt, any agreement or arrangement the principal purpose of which does not relate to Tax). Neither the Company nor any of its Subsidiaries has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any corresponding provisions of state, local or foreign Law) or as a transferee or successor (other than a member of the consolidated group of which the Company is the common parent (the “Company Consolidated Group”)). Other than the Company Consolidated Group, neither the Company nor any of its Subsidiaries has been a member of a Consolidated Group for U.S. federal or state income tax purposes.

(f) All material Taxes which the Company or any of its Subsidiaries is obligated to withhold from amounts owing to any employee, creditor or third party have been withheld and paid to the applicable Governmental Authority and the Company and each of its Subsidiaries has substantially complied with all applicable legal requirements in connection therewith, such as information reporting and backup withholding requirements, including maintenance of required records with respect thereto.

(g) Neither the Company nor any of its Subsidiaries has received a written notice from any Governmental Authority with which the Company or any of its Subsidiaries does not currently file a particular Tax Return indicating that the Company or any of its Subsidiaries is or may be required to pay a particular Tax to, or file a particular Tax Return with, that Governmental Authority.

(h) Neither the Company nor any of its Subsidiaries (A) is a party to any “closing agreements” described in Section 7121 of the Code (or any comparable provision of state, local or foreign Law) or (B) has requested or received any Tax ruling, in either case, that would have continuing effect after the Closing Date.

(i) Except as set forth on Section 4.20(i) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has deferred any payroll Taxes pursuant to the CARES Act, an executive order or any similar provision of other applicable Law.

(j) Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of: (i) an adjustment under either Section 263A, Section 481(a) or Section 482 of the Code (or any corresponding or similar provision of state, local or foreign Law) by reason of a change in method of accounting or otherwise on or prior to the Closing Date for a taxable period ending on or prior to the Closing Date, (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iii) an intercompany transaction or any excess loss account described in the Treasury Regulations promulgated under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Law) entered into or created on or prior to the Closing Date, (iv) an installment sale or open transaction disposition made on or prior to the Closing Date, (v) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing Date, or (vi) a prepaid amount received on or prior to the Closing Date.

(k) Neither the Company nor any of its Subsidiaries has participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (and all predecessor regulations).

(l) Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction, other than the country in which it is organized, by virtue of having, or being deemed to have, a permanent establishment, fixed place of business or similar presence.

(m) Except as provided on Section 4.20(m) of the Company Disclosure Letter, each of the Company and its Subsidiaries is and has been since its date of formation treated as a corporation for U.S. federal income tax purposes.

(n) Neither the Company nor any of its Subsidiaries has disclosed on its Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under Section 6662 of the Code or any comparable provisions of state, local or foreign applicable Law.

(o) Neither the Company nor or any of its Subsidiaries has any material unpaid liability for Taxes, other than Taxes that are adequately covered by entries reflected on the most recent balance sheet included in the Financial Statements or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in the Financial Statements in amounts materially consistent with comparable periods in prior years (adjusted for changes in ordinary course business operations).

(p) Neither the Company nor any of its Subsidiaries has taken any action, nor to the knowledge of the Company or any of its Subsidiaries are there any facts or circumstances, that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations.

(q) Notwithstanding anything to the contrary in this Agreement, this Section 4.20 (and Sections 4.9, 4.18 and 4.21 to the extent they relate to Taxes) contain the sole representations and warranties of the Company related to Taxes. Nothing in this Section 4.20 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, deductions, Tax credits, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Closing Date or (ii) any Tax position that Acquiror or any of its Affiliates (including the Company) may take in respect of any taxable period (or portion thereof) beginning after the Closing Date.

Section 4.21. COVID-19. Neither the Company nor any of its Subsidiaries have received any loans or assistance pursuant to the SBA Paycheck Protection Program established by the CARES Act that have not been repaid or forgiven. To the extent the Company or any of its Subsidiaries took advantage of Deferred Payroll Taxes, the applicable entity was eligible to claim such deferral.

Section 4.22. Product Liability; Warranties. Except as otherwise set forth on Section 4.22 of the Company Disclosure Letter, there is no Legal Proceeding from, by or before any Governmental Authority to which the Company or any Subsidiary is a party relating to any product manufactured, distributed or sold by the Company or any of its Subsidiaries.

Section 4.23 Brokers. Neither the Company nor any Subsidiary of the Company has retained a broker, finder, investment banker or financial advisor to act on its behalf in connection with the transactions contemplated by this Agreement, and no other Person is entitled to any brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the stockholders of the Company, the Company or any Subsidiary of the Company.

Section 4.24. Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of the Company’s Subsidiaries specifically in writing for inclusion in (a) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at each time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, on the date of any filing of the Proxy Statement with the SEC, on the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.25. Required Transaction. Prior to or on the date hereof, the Company has entered into the Required Transaction Merger Agreement. The Company has delivered to Acquiror a true, complete and correct copy of the Required Transaction Merger Agreement, including any exhibits and schedules thereto, prior to or on the date hereof.

Section 4.26. No Additional Representation or Warranties. Except for the representations and warranties made by the Company in this Article IV or representations and warranties made by the Company, its Affiliates and/or their respective directors, managers, officers and equityholders in any Ancillary Agreement, neither the Company nor any of its Subsidiaries or Affiliates, nor any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror, First Merger Sub or Second Merger Sub or their Affiliates with respect to or on behalf of the Company or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects

(including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding the Company or its Subsidiaries or any other matter furnished or provided to Acquiror or made available to Acquiror in any “data rooms,” “virtual data rooms,” management presentations or in any other form in expectation of, or in connection with, this Agreement or the transactions contemplated hereby.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF ACQUIROR, FIRST MERGER SUB AND SECOND MERGER SUB

Except as set forth in (i) any Acquiror SEC Filings furnished or filed prior to the date of this Agreement (including any documents incorporated by reference therein and excluding any disclosures set forth in any “risk factors” section or in any “forward-looking statements” section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), or (ii) in the disclosure letter delivered by Acquiror to the Company (the “Acquiror Disclosure Letter”) on the date of this Agreement (each section of which, subject to Section 11.9, qualifies the correspondingly numbered and lettered representations in this Article V), Acquiror , First Merger Sub and Second Merger Sub represent and warrant to the Company as follows:

Section 5.1. Organization. Each of Acquiror , First Merger Sub and Second Merger Sub has been duly incorporated, organized or formed and is validly existing as a corporation or exempted company in good standing (or equivalent status, to the extent that such concept exists) under the Laws of its jurisdiction of incorporation, organization or formation, and has the requisite company power and authority to own, lease or operate all of its properties and assets and to conduct its business as it is now being conducted. Each of Acquiror, First Merger Sub and Second Merger Sub is duly licensed or qualified and in good standing as a foreign corporation or company in all jurisdictions in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where failure to be so licensed or qualified would not reasonably be expected to be, individually or in the aggregate, material to Acquiror. Prior to the date of this Agreement, Acquiror has made available to the Company true and complete copies of the Governing Documents of Acquiror, First Merger Sub and Second Merger Sub and any amendments or supplements thereto, in each case, as in effect on the date of this Agreement.

Section 5.2. Due Authorization.

(a) Each of Acquiror, First Merger Sub and Second Merger Sub has all requisite corporate power and authority to (x) execute and deliver this Agreement and the documents contemplated hereby, and (y) consummate the transactions contemplated hereby and thereby and perform all obligations to be performed by it hereunder and thereunder. The execution and delivery of this Agreement and the documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby have been (i) duly and validly authorized and approved by the Acquiror Special Commitee and by Acquiror as the sole and managing member or shareholder, as applicable, of First Merger Sub and Second Merger Sub and (ii) determined by the Acquiror Special Commitee as advisable to Acquiror and the Acquiror Shareholders and recommended for approval by the Acquiror Shareholders. No other company proceeding on the part of Acquiror, First Merger Sub and Second Merger Sub is necessary to authorize this Agreement and the documents contemplated hereby (other than the (i) Acquiror Shareholder Approval and (ii) the consent of the holders of Acquiror Class B Ordinary Shares to the Domestication and the transactions contemplated thereby (the “Acquiror Class B Holder Consent”), which shall be delivered to Acquiror on or prior to the date of the Acquiror Shareholders’ Meeting). This Agreement has been, and at or prior to the Closing, the other documents contemplated hereby will be, duly and validly executed and delivered by each of Acquiror, First Merger Sub and Second Merger Sub, to the extent a party thereto, and this Agreement constitutes, assuming the due authorization, execution and delivery by the other parties hereto, and at or prior to the Closing, the other documents contemplated hereby will constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of each of

Acquiror, First Merger Sub and Second Merger Sub, to the extent a party thereto, enforceable against Acquiror, First Merger Sub and Second Merger Sub, to the extent a party thereto, in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The Acquiror Shareholder Approval and the Acquiror Class B Holder Consent are the only votes of any of Acquiror’s share capital necessary in connection with entry into this Agreement by Acquiror, First Merger Sub and Second Merger Sub and the consummation of the transactions contemplated hereby, including the Closing.

(c) At a meeting duly called and held, the Acquiror Special Commitee has approved the transactions contemplated by this Agreement as a Business Combination.

Section 5.3. No Conflict. Subject to the Acquiror Shareholder Approval and receipt of the Governmental Approvals set forth in Section 5.7, the execution and delivery of this Agreement by Acquiror, First Merger Sub and Second Merger Sub and the other documents contemplated hereby by Acquiror, First Merger Sub and Second Merger Sub and the consummation of the transactions contemplated hereby and thereby do not and will not (a) violate or conflict with any provision of, or result in the breach of or default under the Governing Documents of Acquiror, First Merger Sub or Second Merger Sub, (b) violate or conflict with any provision of, or result in the breach of, or default under any applicable Law or Governmental Order applicable to Acquiror, First Merger Sub or Second Merger Sub, (c) violate or conflict with any provision of, or result in the breach of, result in the loss of any right or benefit, or cause acceleration, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under any Contract to which Acquiror, First Merger Sub or Second Merger Sub is a party or by which Acquiror, First Merger Sub or Second Merger Sub may be bound, or terminate or result in the termination of any such Contract or (d) result in the creation of any Lien upon any of the properties or assets of Acquiror, First Merger Sub or Second Merger Sub, except, in the case of clauses (b) through (d), to the extent that the occurrence of the foregoing would not have, or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror, First Merger Sub or Second Merger Sub to enter into and perform their obligations under this Agreement.

Section 5.4. Litigation and Proceedings. In each case except as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror, First Merger Sub or Second Merger Sub to enter into and perform their obligations under this Agreement, as of the date hereof (a) there are no initiated, pending or, to the knowledge of Acquiror, threatened, Legal Proceedings, against Acquiror, First Merger Sub or Second Merger Sub or their respective properties or assets; (b) other than examinations conducted in the ordinary course of a Governmental Authority’s generally applicable supervisory jurisdiction, no investigations or other inquiries have been initiated, are pending, or, to the knowledge of Acquiror, have been threatened against, Acquiror, First Merger Sub or Second Merger Sub or their respective properties or assets by any Governmental Authority; and (c) there is no outstanding Governmental Order imposed upon Acquiror, First Merger Sub or Second Merger Sub; nor are any properties or assets of Acquiror, First Merger Sub or Second Merger Sub’s respective businesses bound or subject to any Governmental Order.

Section 5.5. SEC Filings. Acquiror has timely filed or furnished all statements, prospectuses, registration statements, forms, reports and documents required to be filed by it with the SEC since March 2, 2021, pursuant to the Exchange Act or the Securities Act (collectively, as they have been amended or supplemented since the time of their filing through the date hereof, the “Acquiror SEC Filings”). Each of the Acquiror SEC Filings, as of the respective date of its filing, or if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing, complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder applicable to the Acquiror SEC Filings. As of the respective date of its filing, or if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseding filing, the

Acquiror SEC Filings did not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Acquiror SEC Filings. To the knowledge of Acquiror, none of the Acquiror SEC Filings filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.

Section 5.6. Internal Controls; Listing; Financial Statements.

(a) Except as not required in reliance on exemptions from various reporting requirements by virtue of Acquiror’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”), Acquiror has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to provide reasonable assurance regarding the reliability of Acquiror’s financial reporting and the preparation of the Acquiror’s financial statements for external purposes in accordance with GAAP, and the Acquiror’s principal executive officer and principal financial officer have disclosed, based on their most recent evaluation of such internal controls prior to the date of this Agreement, to the Acquiror’s auditors and the audit committee of the Board of Directors of Acquiror (i) all significant deficiencies and material weaknesses in the design or operation of internal controls which are reasonably likely to adversely affect Acquiror’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in internal controls.

(b) Since March 2, 2021, Acquiror has complied in all material respects with the applicable listing and corporate governance rules and regulations of The New York Stock Exchange (“NYSE”). The Acquiror Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and is listed for trading on NYSE. There is no Legal Proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Ordinary Shares or prohibit or terminate the listing of Acquiror Class A Ordinary Shares on NYSE.

(c) The Acquiror SEC Filings contain true and complete copies of the audited balance sheet as of December 31, 2021, the statement of operations, cash flow and shareholders’ equity of Acquiror for the period from December 23, 2020 (inception) through December 31, 2021, together with the auditor’s reports thereon, the unaudited balance sheet as of March 31, 2022 and the unaudited statement of operations, cash flow and shareholders’ equity of Acquiror for the period from December 31, 2021 through March 31, 2022, together with the notes thereto (collectively, the “Acquiror Financial Statements”). Except as disclosed in the Acquiror SEC Filings, the Acquiror Financial Statements (i) fairly present in all material respects the financial position of Acquiror, as at the respective dates thereof, and the results of operations and consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and, in the case of the unaudited interim financial statements, the absence of footnotes or the inclusion of limited footnotes), and (iii) comply in all material respects with the applicable accounting requirements and with the applicable rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof. The books and records of Acquiror have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.

(d) Neither Acquiror (including, to the knowledge of Acquiror, any employee thereof) nor Acquiror’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Acquiror or (ii) any fraud, whether or not material, that involves Acquiror’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Acquiror.

Section 5.7. Governmental Authorities; Approvals. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no Governmental Approval is required on the part of Acquiror, First Merger Sub or Second Merger Sub with respect to Acquiror’s Acquiror, First Merger Sub’s or Second Merger Sub’s execution or delivery of this Agreement or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act, (ii) in connection with the Domestication, the applicable requirements and required approval of the Cayman Registrar, and (iii) the filing of the First Merger Certificate in accordance with the DGCL.

Section 5.8. Trust Account. As of the date of this Agreement, Acquiror has at least $345,694,670 in the Trust Account, such monies invested in United States government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act pursuant to the Investment Management Trust Agreement, dated as of February 25, 2021, between Acquiror and Continental Stock Transfer & Trust Company, as trustee (“Continental”) (the “Trust Agreement”). There are no separate Contracts, side letters or other arrangements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Acquiror SEC Filings to be inaccurate or that would entitle any Person (other than shareholders of Acquiror holding Acquiror Ordinary Shares sold in Acquiror’s initial public offering who shall have elected to redeem their Acquiror Ordinary Shares pursuant to Acquiror’s Governing Documents and the underwriters of Acquiror’s initial public offering with respect to deferred underwriting commissions) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released other than to pay Taxes and payments with respect to all Acquiror Share Redemptions. There are no claims or proceedings pending or, to the knowledge of Acquiror, threatened with respect to the Trust Account. Acquiror has performed all material obligations required to be performed by it to date under, and is not in default, breach or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and no event has occurred which, with due notice or lapse of time or both, would constitute such a default or breach thereunder. As of the First Effective Time, the obligations of Acquiror to dissolve or liquidate pursuant to Acquiror’s Governing Documents shall terminate, and as of the First Effective Time, Acquiror shall have no obligation whatsoever pursuant to Acquiror’s Governing Documents to dissolve and liquidate the assets of Acquiror by reason of the consummation of the transactions contemplated hereby. To Acquiror’s knowledge, as of the date hereof, following the First Effective Time, no Acquiror Shareholder, in its capacity as such, shall be entitled to receive any amount from the Trust Account except to the extent such Acquiror Shareholder is exercising an Acquiror Share Redemption. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, neither Acquiror nor First Merger Sub nor Second Merger Sub have any reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account (after giving effect to Acquiror Share Redemptions) will not be available to Acquiror, First Merger Sub and Second Merger Sub on the Closing Date.

Section 5.9. Investment Company Act; JOBS Act. Acquiror is not an “investment company” or a Person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act. Acquiror constitutes an “emerging growth company” within the meaning of the JOBS Act.

Section 5.10. Absence of Changes. Since March 2, 2021, (a) there has not been any event, change, effect, development or occurrence that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the ability of Acquiror, First Merger Sub or Second Merger Sub to enter into and perform their obligations under this Agreement and (b) Acquiror, First Merger Sub or Second Merger Sub have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

Section 5.11. No Undisclosed Liabilities. Except for any fees and expenses payable by Acquiror, First Merger Sub or Second Merger Sub as a result of or in connection with the consummation of the transactions contemplated hereby, there is no liability, debt or obligation of or claim or judgment against Acquiror, First

Merger Sub or Second Merger Sub (whether direct or indirect, absolute or contingent, accrued or unaccrued, known or unknown, liquidated or unliquidated, or due or to become due) required by GAAP to be included on a consolidated balance sheet of Acquiror, First Merger Sub and Second Merger Sub, except for liabilities, debts, obligations, claims or judgments (a) reflected or reserved for on the financial statements or disclosed in the notes thereto included in Acquiror SEC Filings, (b) that have arisen since the date of the most recent balance sheet included in the Acquiror SEC Filings in the ordinary course of business of Acquiror, First Merger Sub and Second Merger Sub, or (c) which would not be, or would not reasonably be expected to be, material to Acquiror.

Section 5.12. Capitalization of Acquiror.

(a) As of the date of this Agreement, the authorized share capital of Acquiror is 221,000,000 divided into (i) 200,000,000 Acquiror Class A Ordinary Shares, 34,500,000 of which are issued and outstanding as of the date of this Agreement, (ii) 20,000,000 Acquiror Class B Ordinary Shares, 8,625,000 of which are issued and outstanding as of the date of this Agreement, and (iii) 1,000,000 preference shares, par value $0.0001, of which no shares are issued and outstanding as of the date of this Agreement ((i), (ii) and (iii) collectively, the “Acquiror Securities”). The foregoing represents all of the issued and outstanding Acquiror Securities as of the date of this Agreement. All issued and outstanding Acquiror Securities (i) have been duly authorized and validly issued and are fully paid and non-assessable; (ii) have been offered, sold and issued in compliance with applicable Law, including federal and state securities Laws, and all requirements set forth in (1) Acquiror’s Governing Documents, and (2) any other applicable Contracts governing the issuance of such securities; and (iii) are not subject to, nor have they been issued in violation of, any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of any applicable Law, Acquiror’s Governing Documents or any Contract to which Acquiror is a party or otherwise bound.

(b) All holders of Acquiror Class B Ordinary Shares have irrevocably waived any anti-dilution adjustment as to the ratio by which Acquiror Class B Ordinary Shares convert into Acquiror Class A Ordinary Shares or any other measure with an anti-dilutive effect, in any case, that results from or is related to the transactions contemplated by this Agreement. Except for the Subscription Agreements, Acquiror’s Governing Documents and this Agreement, there are no outstanding Contracts of Acquiror to repurchase, redeem or otherwise acquire any Acquiror Securities. Except as disclosed in the Acquiror SEC Filings and except for the Subscription Agreements and the Registration Rights Agreement, Acquiror is not a party to any shareholders agreement, voting agreement or registration rights agreement relating to Acquiror Common Stock or any other equity interests of Acquiror.

(c) Except as contemplated by this Agreement or the other documents contemplated hereby, in connection with any Acquiror PIPE Investment and for redemptions required pursuant to Acquiror’s Governing Documents, Acquiror has not granted any outstanding options, stock appreciation rights, warrants, rights or other securities convertible into, exchangeable or exercisable for or with a value that is linked to Acquiror Securities, or any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, for the repurchase or redemption of any Acquiror Securities or the value of which is determined by reference to the Acquiror Securities, and there are no Contracts of any kind which may obligate Acquiror to issue, purchase, redeem or otherwise acquire any of its Acquiror Securities.

(d) The Aggregate Merger Consideration, when issued in accordance with the terms hereof, shall be duly authorized and validly issued, fully paid and non-assessable and issued in compliance with all applicable state and federal securities Laws and not subject to, and not issued in violation of, any Lien, purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of applicable Law, Acquiror’s Governing Documents, or any Contract to which Acquiror is a party or otherwise bound.

(e) Acquiror has no Subsidiaries apart from First Merger Sub and Second Merger Sub, and does not own, directly or indirectly, any equity interests or other interests or investments (whether equity or debt) in any

Person, whether incorporated or unincorporated. Acquiror is not party to any Contract that obligates Acquiror to invest money in, loan money to or make any capital contribution to any other Person. Acquiror owns, directly or indirectly, 100% of all equity interests in First Merger Sub and Second Merger Sub.

Section 5.13. Brokers’ Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated hereby based upon arrangements made by Acquiror or any of its Affiliates.

Section 5.14. Taxes.

(a) All income and other material Tax Returns required to be filed by or with respect to Acquiror, First Merger Sub or Second Merger Sub have been timely filed (taking into account any applicable extensions), all such Tax Returns (taking into account all amendments thereto) are true, complete and accurate in all material respects and all income and material amounts of Taxes due and payable by Acquiror, First Merger Sub and Second Merger Sub (whether or not shown on any Tax Return) have been paid, other than Taxes being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(b) There are no Liens for any material amount of Taxes (other than Permitted Liens) upon the property or assets of Acquiror, First Merger Sub or Second Merger Sub.

(c) No claim, assessment, deficiency or proposed adjustment for any material amount of Tax has been asserted or assessed by any Governmental Authority against Acquiror, First Merger Sub or Second Merger Sub that remains unpaid except for deficiencies being contested in good faith and for which adequate reserves have been established in accordance with GAAP.

(d) No Tax audit or other examination of Acquiror, First Merger Sub or Second Merger Sub is presently in progress, nor has Acquiror been notified in writing of (nor to the knowledge of Acquiror has there been) any request or threat for such an audit or other examination.

(e) There are no waivers, extensions or requests for any waivers or extensions of any statute of limitations currently in effect with respect to any material amount of Taxes of Acquiror, First Merger Sub or Second Merger Sub.

(f) Neither Acquiror, First Merger Sub or Second Merger Sub has participated in a “listed transaction” within the meaning of Section 6707A(c)(2) of the Code.

(g) Neither Acquiror, First Merger Sub or Second Merger Sub has taken any action, nor to the knowledge of Acquiror, First Merger Sub or Second Merger Sub, are there any facts or circumstances, that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations. Since their respective formations, First Merger Sub has always been a wholly owned, domestic Subsidiary of Acquiror that is treater as a C corporation for U.S. federal (and applicable state and local) income tax purposes, and Second Merger Sub has always been a wholly owned, domestic Subsidiary of Acquiror that is disregarded as separate from Acquiror for U.S. federal (and applicable state and local) income tax purposes.

(h) Notwithstanding anything to the contrary herein, this Section 5.14 contains the sole representations and warranties concerning Taxes of Acquiror, First Merger Sub and Second Merger Sub.

Section 5.15. Business Activities.

(a) Since formation, neither Acquiror, First Merger Sub or Second Merger Sub have conducted any business activities other than activities related to Acquiror’s initial public offering or directed toward the accomplishment of a Business Combination. Except as set forth in Acquiror’s Governing Documents or as otherwise contemplated by this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby, there is no agreement, commitment, or Governmental Order binding upon Acquiror, First Merger Sub or Second Merger Sub or to which Acquiror, First Merger Sub or Second Merger Sub is a party which has or would reasonably be expected to have the effect of prohibiting or impairing any business practice of Acquiror, First Merger Sub or Second Merger Sub or any acquisition of property by Acquiror, First Merger Sub or Second Merger Sub or the conduct of business by Acquiror, First Merger Sub or Second Merger Sub as currently conducted or as contemplated to be conducted as of the Closing, other than such effects, individually or in the aggregate, which have not been and would not reasonably be expected to be material to Acquiror, First Merger Sub or Second Merger Sub.

(b) Except for First Merger Sub, Second Merger Sub and the transactions contemplated by this Agreement and the Ancillary Agreements, Acquiror does not own or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity. Except for this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby, Acquiror has no material interests, rights, obligations or liabilities with respect to, and is not party to, bound by or has its assets or property subject to, in each case whether directly or indirectly, any Contract or transaction which is, or would reasonably be interpreted as constituting, a Business Combination. Except for the transactions contemplated by this Agreement and the Ancillary Agreements, neither First Merger Sub nor Second Merger Sub owns or have a right to acquire, directly or indirectly, any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or other entity.

(c) First Merger Sub and Second Merger Sub were formed solely for the purpose of effecting the transactions contemplated by this Agreement and have not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and have no, and at all times prior to the First Effective Time, except as expressly contemplated by this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to its formation.

(d) As of the date hereof, except for this Agreement, the Ancillary Agreements and the other documents and transactions contemplated hereby and thereby (including with respect to expenses and fees incurred in connection therewith), neither Acquiror, First Merger Sub nor Second Merger Sub are party to any Contract with any other Person that would require payments by Acquiror or any of its Subsidiaries after the date hereof in excess of $250,000 in the aggregate with respect to any individual Contract, other than Acquiror Transaction Expenses. As of the date hereof, there are no amounts outstanding under any Working Capital Loans.

Section 5.16. NYSE Stock Market Quotation. The Acquiror Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “FACT”. Acquiror is in compliance with the rules of NYSE and there is no Action or proceeding pending or, to the knowledge of Acquiror, threatened against Acquiror by NYSE or the SEC with respect to any intention by such entity to deregister the Acquiror Class A Ordinary Shares or terminate the listing of Acquiror Class A Ordinary Shares on NYSE. None of Acquiror, First Merger Sub or Second Merger Sub or their respective Affiliates has taken any action in an attempt to terminate the registration of the Acquiror Class A Ordinary Shares under the Exchange Act except as contemplated by this Agreement.

Section 5.17. Registration Statement, Proxy Statement and Proxy Statement/Registration Statement. On the effective date of the Registration Statement, the Registration Statement, and when first filed in accordance with Rule 424(b) and/or filed pursuant to Section 14A, the Proxy Statement and the Proxy Statement/Registration Statement (or any amendment or supplement thereto), shall comply in all material respects with the applicable requirements of the Securities Act and the Exchange Act. The (A) Registration Statement will not, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at each time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (B) Proxy Statement will not, on the date of any filing of the Proxy Statement with the SEC, on the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that Acquiror makes no representations or warranties as to the information contained in or omitted from the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement in reliance upon and in conformity with information furnished in writing to Acquiror by or on behalf of the Company specifically for inclusion in the Registration Statement, Proxy Statement or the Proxy Statement/Registration Statement.

Section 5.18. No Outside Reliance. Notwithstanding anything contained in this Article V or any other provision hereof, each of Acquiror, First Merger Sub and Second Merger Sub, and any of their respective directors, managers, officers, employees, equityholders, partners, members or representatives, acknowledge and agree that Acquiror has made its own investigation of the Company and that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given by the Company in Article IV or in the Ancillary Agreements, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries. Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to and except as otherwise provided in the representations and warranties contained in Article IV, with all faults and without any other representation or warranty of any nature whatsoever.

Section 5.19. No Additional Representation or Warranties. Except as provided in this Article V or in any Ancillary Agreement, neither Acquiror, First Merger Sub nor Second Merger Sub nor any their respective Affiliates, nor any of their respective directors, managers, officers, employees, shareholders, stockholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to the Company or its Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to the Company or its Affiliates. Without limiting the foregoing, the Company acknowledges that the Company and its advisors, have made their own investigation of Acquiror, First Merger Sub or Second Merger Sub and their respective Subsidiaries and, except as provided in this Article V, are not relying on any representation or warranty whatsoever as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of Acquiror, First Merger Sub or Second Merger Sub or any of their respective Subsidiaries, the prospects (financial or otherwise) or the viability or likelihood of success of the business of Acquiror, First Merger Sub or Second Merger Sub and their respective Subsidiaries as conducted after the Closing, as contained in any materials provided by Acquiror, First Merger Sub or Second Merger Sub or any of their Affiliates or any of their respective directors, officers, employees, shareholders, partners, members or representatives or otherwise.

ARTICLE VI

COVENANTS OF THE COMPANY

Section 6.1. Conduct of Business. From the date of this Agreement through the earlier of the Closing or valid termination of this Agreement pursuant to Article X (the “Interim Period”), the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement or the Ancillary Agreements, as required by Law, as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate the business of the Company in the ordinary course of business consistent with past practice; provided, that, notwithstanding anything to the contrary in this Agreement, the Company or any of its Subsidiaries may take any action, including the establishment of any (or maintenance of any existing) policy, procedure or protocol, in order to respond to the impact of COVID-19 or comply with any applicable COVID-19 Measures;

provided, further, in each case, that (i) such actions are reasonably necessary, taken in good faith and taken to preserve the continuity of the business of the Company and its Subsidiaries and/or the health and safety of their respective employees and (ii) the Company shall, unless prohibited by Law, inform Acquiror of any such actions prior to the taking thereof and shall consult with and consider in good faith any suggestions or modifications from Acquiror with respect thereto. Without limiting the generality of the foregoing, during the Interim Period, the Company shall not, and the Company shall cause its Subsidiaries not to, except as contemplated by this Agreement, the Ancillary Agreements or the Required Transaction, as required by Law, as set forth on Section 6.1 of the Company Disclosure Letter or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied):

(a) change or amend the Governing Documents of the Company or any of the Company’s Subsidiaries or form or cause to be formed any new Subsidiary of the Company;

(b) make or declare any dividend or distribution to the stockholders of the Company or make any other distributions in respect of any of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except dividends and distributions by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company;

(c) split, combine, reclassify, recapitalize or otherwise amend any terms of any shares or series of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except for any such transaction by a wholly-owned Subsidiary of the Company that remains a wholly-owned Subsidiary of the Company after consummation of such transaction;

(d) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries, except for (i) the acquisition by the Company or any of its Subsidiaries of any shares of capital stock, membership interests or other equity interests of the Company or its Subsidiaries in connection with the forfeiture or cancellation of such interests at no more than cost by the Company or its Subsidiaries, (ii) the withholding of shares of common stock of the Company to satisfy Tax obligations with respect to equity awards of the Company or (iii) transactions between the Company and any wholly-owned Subsidiary of the Company or between wholly-owned Subsidiaries of the Company;

(e) (i) modify in any material respect adverse to the Company or any of its Subsidiaries or terminate (other than expiration in accordance with its terms) any Contract of a type required to be listed on Section 4.12 of the Company Disclosure Letter, or any Real Property Lease or (ii) enter into any Contract of a type required to be listed on Sections 4.12(a)(vi), 4.12(a)(vii), 4.12(a)(x), 4.12(a)(xi), 4.12(a)(xiii) (or, to the extent relating to any of the foregoing, Section 4.12(a)(xiv)) of the Company Disclosure Letter, or any Real Property Lease;

(f) sell, assign, transfer, convey, lease or otherwise dispose of any material tangible assets or properties of the Company or its Subsidiaries, including the Leased Real Property, except for (i) dispositions of obsolete or worthless equipment, (ii) transactions among the Company and its wholly owned Subsidiaries or among its wholly owned Subsidiaries, (iii) transactions in the ordinary course of business consistent with past practice, and (iv) dispositions of assets or properties with a fair market value in the aggregate of up to $20,000,000;

(g) acquire any ownership interest in any real property;

(h) except as otherwise required by existing Company Benefit Plans, (i) grant any severance, retention, change in control or termination or similar pay, except in connection with the promotion, hiring or termination of employment of any employee (other than the Persons set forth on Section 6.1(h) of the Company Disclosure Letter) with an annual base compensation of less than $270,000 in the ordinary course of business consistent with past practice, (ii) make any material change in the key management structure of the Company or any of the

Company’s Subsidiaries, or hire, promote, demote or terminate the employment of any Person set forth on Section 6.1(h) of the Company Disclosure Letter or any employees of the Company or any of the Company’s Subsidiaries with an annual base compensation of $270,000 or above, other than terminations for cause or due to death or disability, (iii) terminate, adopt, enter into or materially amend any Company Benefit Plan or any plan, policy, practice, program, agreement or other arrangement that would be deemed a Company Benefit Plan as of the date hereof, (iv) materially increase the cash compensation or bonus opportunity of any employee, officer, director or other individual service provider, except in the ordinary course of business consistent with past practice, (v) establish any trust or take any other action to secure the payment of any compensation payable by the Company or any of the Company’s Subsidiaries, (vi) plan, announce, implement, or effect the reduction in force, lay-off, furloughs, early-retirement program, severance program or other program or effort concerning the termination of a group of employees of the Company or any of the Company’s Subsidiaries or (vii) take any action to amend or waive any performance or vesting criteria or to accelerate the time of payment or vesting of any compensation or benefit payable by the Company or any of the Company’s Subsidiaries, except in the ordinary course of business consistent with past practice;

(i) acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all or a material portion of the assets of, any corporation, partnership, association, joint venture or other business organization or division thereof, other than any such transaction (i) in which the aggregate consideration does not exceed, individually or in the aggregate, $5,000,000 and (ii) that is not reasonably expected to, individually or in the aggregate, prevent or materially impair or delay the ability of the Company to perform its obligations hereunder;

(j) make any material loans or material advances to any Person, except for (i) advances to employees, officers or independent contractors of the Company or any of the Company’s Subsidiaries for indemnification, attorneys’ fees, travel and other expenses incurred in the ordinary course of business consistent with past practice, (ii) loans or advances among the Company and its wholly owned Subsidiaries or among the wholly-owned Subsidiaries and (iii) extended payment terms for customers in the ordinary course of business;

(k) (i) make, change or revoke any material Tax election, (ii) amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method for Tax purposes or change any Tax accounting period in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) with any Governmental Authority, (v) settle any claim or assessment in respect of any material Taxes or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of any material Taxes;

(l) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(m) (i) incur or assume any Indebtedness or guarantee any Indebtedness of another Person, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any Subsidiary of the Company or guaranty any debt securities of another Person, other than any Indebtedness or guarantee (A) incurred in the ordinary course of business pursuant to interest rate protection agreements and currency obligation swaps, hedges or similar arrangements, or letters of credit, bank guarantees, bankers’ acceptances and other similar instruments entered into in connection with Leased Real Property, or (B) incurred between the Company and any of its wholly owned Subsidiaries or between any of such wholly-owned Subsidiaries; or (ii) discharge any secured or unsecured obligation or liability (whether accrued, absolute, contingent or otherwise) which individually or in the aggregate exceed $5,000,000, except as otherwise contemplated by this Agreement or as such obligations become due;

(n) issue any additional shares of capital stock or securities exercisable for or convertible into capital stock or grant any additional equity or equity-based compensation (including any options in respect of capital stock), other than (i) shares of common stock of the Company issuable upon exercise of stock option, in each case, outstanding on the date hereof in accordance with their terms as in effect as of the date of this Agreement, or (ii) the exercise of warrants to purchase capital stock of the Company or the conversion of any capital stock in accordance with its terms as in effect as of the date of this Agreement, in each case, that are outstanding as of the date hereof;

(o) adopt a plan of, or otherwise enter into or effect a, complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or its Subsidiaries (other than the Mergers);

(p) waive, release, settle, compromise or otherwise resolve any inquiry, investigation, claim, Action, litigation or other Legal Proceedings, except where such waivers, releases, settlements or compromises involve only the payment of monetary damages in an amount less than $2,000,000 individually and in the aggregate;

(q) grant to, or agree to grant to, any Person a license, covenant not to sue or other right under any Intellectual Property that is material to the Company and its Subsidiaries (other than nonexclusive licenses entered into in the ordinary course of business), or sell, transfer, assign or otherwise dispose of, abandon or permit to lapse any rights to any such Intellectual Property except for the expiration of Company Registered Intellectual Property in accordance with the applicable statutory term (or in the case of domain names, applicable registration period);

(r) disclose or agree to disclose to any Person (other than Acquiror or any of its representatives) any material trade secret or any other material confidential or proprietary information, know-how or process of the Company or any of its Subsidiaries other than in the ordinary course of business or pursuant to written obligations to maintain the confidentiality thereof;

(s) waive the restrictive covenant obligations of any current or former employee of the Company or any of the Company’s Subsidiaries;

(t) make or commit to make capital expenditures other than in an amount not in excess of $5,000,000, in the aggregate;

(u) enter into, modify, amend, renew or extend any collective bargaining agreement or similar labor agreement, other than as required by applicable Law, or recognize or certify any labor union, labor organization, or group of employees of the Company or its Subsidiaries as the bargaining representative for any employees of the Company or its Subsidiaries;

(v) limit the right of the Company or any of the Company’s Subsidiaries to engage in any line of business or in any geographic area, to develop, market or sell products or services, or to compete with any Person, in each case, except where such limitation does not, and would not be reasonably likely to, individually or in the aggregate, materially and adversely affect, or materially disrupt, the operation of the businesses of the Company and its Subsidiaries, taken as a whole, in the ordinary course of business consistent with past practice;

(w) amend in a manner materially detrimental to the Company or any of the Company’s Subsidiaries, terminate, permit to lapse or fail to use reasonable best efforts to maintain any material Governmental Approval or material Permit required for the conduct of the business of the Company or any of the Company’s Subsidiaries to be conducted in all material respects as conducted on the date hereof or as contemplated as of the date hereof; or

(x) enter into any agreement, in writing or otherwise, to do any action prohibited under this Section 6.1.

Section 6.2. Inspection. Subject to confidentiality obligations that may be applicable to information furnished to the Company or any of the Company’s Subsidiaries by third parties that may be in the Company’s or any of its Subsidiaries’ possession from time to time, and except for any information that is subject to attorney-client privilege (provided, that to the extent reasonably possible, the parties shall cooperate in good faith to permit disclosure of such information in a manner that preserves such privilege or compliance with such confidentiality obligation), to the extent permitted by applicable Law (including any applicable COVID-19 Measures), (a) the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access during the Interim Period for the purpose of consummating the transactions contemplated hereby, during normal business hours and with reasonable advance notice, in such manner as to not materially interfere with the ordinary course of business of the Company and its Subsidiaries, to all of their respective properties, books, Contracts, commitments, Tax Returns, records and appropriate officers and employees of the Company and its Subsidiaries, and shall furnish such representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request for the purpose of consummating the transactions contemplated hereby; provided, that such access shall not include any unreasonably invasive or intrusive investigations or other testing, sampling or analysis of any properties, facilities or equipment of the Company or its Subsidiaries without the prior written consent of the Company.

Section 6.3. Preparation and Delivery of Additional Company Financial Statements. The Company shall deliver to Acquiror, (a) as soon as reasonably practicable following the date hereof, (i) the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity of the Company and its Subsidiaries as of and for the twelve (12)-month periods ended December 31, 2020 and December 31, 2021, together with the auditor’s reports thereon and (ii) the audited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity of Solaria and its Subsidiaries as of and for the twelve (12)-month periods ended December 31, 2020 and December 31, 2021, together with the auditor’s reports thereon (collectively, the financial statements referred to in the foregoing clauses (i) and (ii), the “Additional Audited Financial Statements”), (b) no later than 60 days after the end of any quarterly period ending at least 45 days prior to the Closing Date, the unaudited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity of the Company and its Subsidiaries (including, following the consummation of the Required Transaction, Solaria and its Subsidiaries) as of and for such quarter (the “Additional Unaudited Financial Statements”), and (c) in the event the Proxy Statement/Registration Statement is reasonably expected not to be declared effective before February 14, 2023 or Acquiror and the Company determine in good faith that it is probable that the Mergers will be consummated after March 1, 2023 pursuant to Section 8.7, as soon as reasonably practicable following the date of such determination, any audited or unaudited consolidated balance sheets and statements of operations and comprehensive loss, cash flows and stockholders’ equity of the Company and its Subsidiaries (including, following the consummation of the Required Transaction, Solaria and its Subsidiaries) required to be included in such filings as of the date such filings are expected to be made (the “Additional Required Financial Statements”, and together with the Additional Audited Financial Statements and Additional Unaudited Financial Statements, the “Additional Financial Statements”), in each case, which comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act applicable to a registrant; provided, that upon delivery of such Additional Financial Statements, the representations and warranties set forth in Section 4.8 shall be deemed to apply to such Additional Financial Statements, as applicable, with the same force and effect as if made as of the date of this Agreement. In addition, the Company shall provide all assistance reasonably requested by Acquiror from time to time in connection with the preparation of any pro forma financial statements required to be presented in the Registration Statement under the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

Section 6.4. 280G Waiver. The Company shall use commercially reasonable efforts (i) to obtain a waiver from each “disqualified individual” (within the meaning of Section 280G of the Code) that shall provide that, if the requisite stockholder approval under Section 280G(b)(5)(B) of the Code is not obtained, no payments or benefits that would separately or in the aggregate constitute “excess parachute payments” (within the meaning of Section 280G of the Code) with respect to such disqualified individual in the absence of such stockholder approval shall be payable to or retained by such disqualified individual to the extent such excess parachute payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of excise Taxes under Section 4999 of the Code upon such disqualified individual, and (ii) to solicit the approval of the Company’s stockholders under Section 280G(b)(5)(B). Neither the Company nor any of the Company’s Subsidiaries shall make any such excess parachute payments that are not so approved. The Company shall provide Acquiror with a copy of the form of such waiver, such disclosure statement, and the stockholder written consent for Acquiror’s review and approval, which shall not be unreasonably withheld, conditioned or delayed, no less than three (3) days prior to delivery to each such disqualified individual and the Company’s stockholders, respectively. No later than ten (10) Business Days prior to the Closing Date, with respect to each “disqualified individual” of the Company or any of the Company’s Subsidiaries, the Company shall provide to Acquiror a customary Section 280G analysis prepared by or on behalf of the Company that includes the Company’s good faith estimate of all payments and benefits that could be provided to such disqualified individual as a result of the transactions contemplated by this Agreement (alone or in combination with any other event) and such disqualified individual’s “base amount” as defined in Section 280G(b)(3) of the Code.

Section 6.5. Acquisition Proposals. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, the Company and its Subsidiaries shall not, and the Company shall cause its representatives acting on its or their behalf not to (i) initiate any negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or any of the Company’s Subsidiaries to any Person relating to, an Acquisition Proposal or afford to any Person access to the business, properties, assets or personnel of the Company or any of the Company’s Subsidiaries in connection with an Acquisition Proposal, (ii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to an Acquisition Proposal, (iii) grant any waiver, amendment or release under any confidentiality agreement or the anti-takeover laws of any state, in each case, in connection with an Acquisition Proposal, or (iv) otherwise knowingly facilitate any such inquiries, proposals, discussions, or negotiations or any effort or attempt by any Person to make an Acquisition Proposal.

Section 6.6. Required Transaction. As promptly as reasonably practicable following the date hereof and prior to the Closing (and in no event later than thirty (30) days following the date hereof), the Company shall consummate the Required Transaction.

Section 6.7. Carlyle Consent. As promptly as reasonably practicable following the date hereof, the Company shall obtain (i) the written consent (an executed copy of which the Company shall promptly provide to Acquiror) of Carlyle with respect to the execution and delivery of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby by the Company, including, for the avoidance of doubt, for purposes of satisfying any and all applicable consent, approval or other similar requirements under the terms of the Amended and Restated Limited Liability Company Agreement of CS Solis LLC, dated as of February 14, 2022 , and the Designated Board Observer Agreement by and between the Company and CRSEF Solis Holdings, L.L.C, and (ii) entry of Carlyle into the Company Stockholder Support Agreement Joinder (together, such consent and joinder, the “Carlyle Consent”).

Section 6.8. SCI Consent. As promptly as reasonably practicable following the date hereof, Solaria shall obtain the written consent (an executed copy of which Solaria shall promptly provide to Acquiror) of Structural Capital Investments III LP and any applicable Affiliates thereof with respect to the execution and delivery of this Agreement and the other documents contemplated hereby and the consummation of the transactions contemplated hereby and thereby by Solaria, including, for the avoidance of doubt, for purposes of satisfying any and all applicable consent, approval or other similar requirements under the terms of the Loan and Security Agreement of Solaria, effective as of October 29, 2020, as amended (such consent, the “SCI Consent”).

ARTICLE VII

COVENANTS OF ACQUIROR

Section 7.1. Employee Matters.

(a) Equity Plans. Prior to the Closing Date, Acquiror shall approve and adopt an incentive equity plan in a form mutually agreeable to the Parties (the “Incentive Equity Plan”), which Incentive Equity Plan shall become effective upon the Closing Date (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Company or Acquiror, as applicable) and shall, among other things, include (x) an initial share pool reserve for Company management of a number of Domesticated Acquiror Common Stock equal to 10% of total number of Domesticated Acquiror Common Stock outstanding on a fully diluted basis, as determined at the Closing and (y) an “evergreen” provision pursuant to which the number of Domesticated Acquiror Common Stock reserved for issuance under the plan shall be increased automatically each year by not more than 2% of the aggregate number of Domesticated Acquiror Common Stock outstanding on a fully diluted basis, as determined on December 31 of the previous year. Prior to the Closing Date, Acquiror shall approve and adopt an employee stock purchase plan in a form mutually agreeable to the Parties (the “ESPP”), which ESPP shall become effective upon the Closing Date, and with any changes or modifications thereto as the Company and Acquiror may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by any of the Company or Acquiror, as applicable). Within five (5) Business Days following the expiration of the sixty (60) day period following the date Acquiror has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Acquiror shall file a registration statement on Form S-8 (or other applicable form) with respect to the Acquiror Common Stock issuable under the Incentive Equity Plan and ESPP, and Acquiror shall use reasonable best efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Equity Plan and ESPP remain outstanding.

(b) No Third-Party Beneficiaries. Notwithstanding anything herein to the contrary, each of the parties to this Agreement acknowledges and agrees that all provisions contained in this Section 7.1 are included for the sole benefit of Acquiror and the Company, and that nothing in this Agreement, whether express or implied, (i) shall be construed to establish, amend, or modify any employee benefit plan, program, agreement or arrangement, (ii) shall limit the right of Acquiror, the Company or their respective Affiliates to amend, terminate or otherwise modify any Company Benefit Plan or other employee benefit plan, agreement or other arrangement following the Closing Date, or (iii) shall confer upon any Person who is not a party to this Agreement (including any equityholder, any current or former director, manager, officer, employee or independent contractor of the Company, or any participant in any Company Benefit Plan or other employee benefit plan, agreement or other arrangement (or any dependent or beneficiary thereof)), any right to continued or resumed employment or recall, any right to compensation or benefits, or any third-party beneficiary or other right of any kind or nature whatsoever.

Section 7.2. Trust Account. Upon satisfaction or waiver of the conditions set forth in Article IX and provision of notice thereof to Continental (which notice Acquiror shall provide to Continental in accordance with the terms of the Trust Agreement), (i) in accordance with and pursuant to the Trust Agreement, at the Closing, Acquiror (A) shall cause any documents, opinions and notices required to be delivered to Continental pursuant to the Trust Agreement to be so delivered and (B) shall use its reasonable best efforts to cause Continental to, and Continental shall thereupon be obligated to (1) pay as and when due all amounts payable to Acquiror Shareholders pursuant to the Acquiror Share Redemptions, and (2) pay all remaining amounts then available in the Trust Account to Acquiror for immediate use, subject to this Agreement and the Trust Agreement and (ii) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

Section 7.3. NYSE Listing. From the date hereof through the First Effective Time, Acquiror shall ensure Acquiror remains listed as a public company on NYSE, shall prepare and submit to NYSE a listing application in connection with the transactions contemplated by this Agreement, covering the Registration Statement Securities

(the “Listing Application”), and the Company shall reasonably cooperate with Acquiror with respect to the Listing Application. Acquiror shall use its reasonable best efforts to cause: (a) the Listing Application to have been approved by NYSE: (b) Acquiror to satisfy all applicable continuing listing requirements of NYSE; and (c) the Registration Statement Securities, to be approved for listing on NYSE with the trading ticker “CSLR”, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event as of immediately following the First Effective Time, and in each of case (a), (b) and (c), the Company shall, and shall cause its Subsidiaries to, reasonably cooperate with Acquiror with respect thereto.

Section 7.4. No Solicitation by Acquiror. From the date hereof until the Closing Date or, if earlier, the termination of this Agreement in accordance with Article X, Acquiror shall not, and shall cause its Subsidiaries not to, and Acquiror shall instruct its and their representatives acting on its and their behalf, not to, (i) make any proposal or offer that constitutes a Business Combination Proposal, (ii) initiate any discussions or negotiations with any Person with respect to a Business Combination Proposal or (iii) enter into any acquisition agreement, business combination, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement relating to a Business Combination Proposal, in each case, other than to or with the Company and its respective representatives. From and after the date hereof, Acquiror shall, and shall instruct its officers and directors to, and Acquiror shall instruct and cause its representatives acting on its behalf, its Subsidiaries and their respective representatives (acting on their behalf) to, immediately cease and terminate all discussions and negotiations with any Persons that may be ongoing with respect to a Business Combination Proposal (other than the Company and its representatives).

Section 7.5. Acquiror Conduct of Business.

(a) During the Interim Period, Acquiror shall, and shall cause First Merger Sub and Second Merger Sub to, except as contemplated by this Agreement (including as contemplated by the Additional Transactions or in connection with the Domestication) or the Ancillary Agreements, as required by Law, as set forth on Section 7.5 of the Acquiror Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), use reasonable best efforts to operate its business in the ordinary course of business consistent with past practice provided, that, notwithstanding anything to the contrary in this Agreement, Acquiror, First Merger Sub and Second Merger Sub may take any action, including the establishment of any (or maintenance of any existing) policy, procedure or protocol, in order to respond to the impact of COVID-19 or comply with any applicable COVID-19 Measures; provided, further, in each case, that (i) such actions are reasonably necessary, taken in good faith and taken to preserve the continuity of the business of Acquiror, First Merger Sub or Second Merger Sub and/or the health and safety of their respective employees and (ii) Acquiror, First Merger Sub or Second Merger Sub shall, unless prohibited by Law, inform the Company of any such actions prior to the taking thereof and shall consult with and consider in good faith any suggestions or modifications from the Company with respect thereto. Without limiting the generality of the foregoing, during the Interim Period, except as contemplated by this Agreement (including as contemplated by the Additional Transactions or in connection with the Domestication), the Ancillary Agreements or the Required Transaction, as required by Law, as set forth on Section 7.5 of the Acquiror Disclosure Letter or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), Acquiror shall not, and Acquiror shall cause First Merger Sub and Second Merger Sub not to:

(i) seek any approval from the Acquiror Shareholders to change, modify or amend the Trust Agreement or the Governing Documents of Acquiror, First Merger Sub or Second Merger Sub, except as contemplated by the Transaction Proposals;

(ii) (x) make or declare any dividend or distribution to the shareholders of Acquiror or make any other distributions in respect of any of Acquiror’s, First Merger Sub’s or Second Merger Sub’s Capital Stock, share capital or equity interests, (y) split, combine, reclassify or, except as contemplated by the Transaction Proposals, otherwise amend any terms of any shares or series of Acquiror’s, First Merger Sub’s or Second Merger Sub’s Capital Stock or equity interests, or (z) purchase, repurchase, redeem or otherwise acquire any issued and outstanding share capital, outstanding shares of capital stock, share capital or membership interests, warrants or other equity interests of Acquiror, First Merger Sub or Second Merger Sub, other than a redemption of shares of Acquiror Common Stock required to be made as part of the Acquiror Share Redemptions;

(iii) (i) make, change or revoke any material Tax election, (ii) amend, modify or otherwise change any filed material Tax Return, (iii) adopt or request permission of any taxing authority to change any accounting method for Tax purposes or change any Tax accounting period in respect of material Taxes, (iv) enter into any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) with any Governmental Authority, (v) settle any claim or assessment in respect of a material amount of Taxes, or (vi) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of a material amount of Taxes;

(iv) take any action, or knowingly fail to take any action, where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations;

(v) enter into, renew or amend in any material respect, any transaction or Contract with an Affiliate of Acquiror, First Merger Sub or Second Merger Sub (including, for the avoidance of doubt, (x) the Sponsor and (y) any Person in which the Sponsor has a direct or indirect legal, contractual or beneficial ownership interest of 5% or greater);

(vi) incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any Indebtedness or otherwise incur, guarantee or otherwise become liable for (whether directly, contingently or otherwise) any other material liabilities, debts or obligations, other than (x) in support of the ordinary course operations of Acquiror or incident to the consummation of the transactions contemplated by this Agreement or any of the Ancillary Agreements, which are not, individually or in the aggregate, material to Acquiror, (y) pursuant to any Contract set forth on Section 5.15 of the Acquiror Disclosure Letter or (z) incurred between Acquiror, First Merger Sub or Second Merger Sub;

(vii) waive, release, compromise, settle or satisfy any pending or threatened material claim (which shall include any pending or threatened Action);

(viii) (A) issue any Acquiror Securities or any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable into, or for, Acquiror Securities, other than the issuance of the Aggregate Merger Consideration or in respect of any Acquiror PIPE Investment substantially concurrently with the Closing, or (B) grant any options, warrants or other equity-based awards with respect to Acquiror Securities not outstanding on the date hereof;

(ix) conduct any activities or enter into any Contracts directed toward or in contemplation of an alternative Business Combination to the Business Combination contemplated by this Agreement;

(x) withdraw any funds from the Trust Account, other than as permitted by Acquiror’s Governing Documents or the Trust Agreement; or

(xi) enter into any agreement, in writing or otherwise, to do any action prohibited under this Section 7.5.

(b) During the Interim Period, Acquiror shall, and shall cause its Subsidiaries (including First Merger Sub and Second Merger Sub) to comply with, and continue performing under, as applicable, Acquiror’s Governing Documents, the Trust Agreement and all other agreements or Contracts to which Acquiror or its Subsidiaries may be a party.

(c) Notwithstanding anything in this Section 7.5 or this Agreement to the contrary, (i) nothing shall give the Company, directly or indirectly, the right to control or direct the operations of Acquiror, First Merger Sub or Second Merger Sub and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, Acquiror, First Merger Sub or Second Merger Sub from using the funds held by Acquiror outside the

Trust Account to pay any Acquiror expenses or liabilities or from otherwise distributing or paying over any funds held by Acquiror outside the Trust Account to the Sponsor or any of its Affiliates, in each case, prior to the Closing.

Section 7.6. Post-Closing Directors and Officers of Acquiror. Subject to the terms of the Acquiror’s Governing Documents, Acquiror shall:

(a) take all such action within its power as may be necessary or appropriate such that immediately following the First Effective Time, the Board of Directors of Acquiror shall consist of no more than seven (7) directors, to initially consist of (i) the individuals designated by the Company prior to Closing, which individuals shall include a majority of “independent” directors for the purposes of NYSE rules (each, an “Independent Director”), (ii) Tidjane Thiam (or another director designated by the Sponsor, subject to the prior approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed) (the “First Sponsor Designee”), and (iii) Adam Gishen (or another director designated by the Sponsor, subject to the prior approval of the Company (such approval not to be unreasonably withheld, conditioned or delayed);

(b) cause the First Sponsor Designee to be nominated for election to the Board of Directors of Acquiror at each of the first three annual meetings of stockholders of Acquiror following the Closing; provided, that such nominee meets any generally-applicable qualification requirements for Directors set forth in the Certificate of Incorporation, bylaws or other written policy of the Company; and

(c) take all such action within its power as may be necessary or appropriate such that immediately following the First Effective Time, the initial officers of Acquiror shall be as set forth on Section 7.6(c) of the Company Disclosure Letter, who shall serve in such capacity in accordance with the terms of Acquiror’s Governing Documents following the First Effective Time.

Section 7.7. Domestication. Subject to receipt of the Acquiror Shareholder Approval, prior to the First Effective Time, Acquiror shall cause the Domestication to become effective, including by (a) filing with the Delaware Secretary of State a Certificate of Domestication with respect to the Domestication, in form and substance reasonably acceptable to Acquiror and the Company, together with the Certificate of Incorporation of Acquiror in substantially the form attached as Exhibit A to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company, the “Domesticated Acquiror Certificate of Incorporation”), in each case, in accordance with the provisions thereof and applicable Law, (b) completing and making and procuring all those filings required to be made with the Cayman Registrar in connection with the Domestication, and (c) obtaining a certificate of de-registration from the Cayman Registrar. In accordance with applicable Law, the Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any Acquiror Shareholder, (i) each then issued and outstanding Acquiror Class A Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock; and (ii) each then issued and outstanding Acquiror Class B Ordinary Share shall convert automatically, on a one-for-one basis, into a share of Domesticated Acquiror Common Stock.

Section 7.8. Indemnification and Insurance.

(a) From and after the First Effective Time, Acquiror agrees that it shall indemnify and hold harmless (x) each present and former director and officer of the Company and each of its Subsidiaries (the “Company Indemnified Parties”) and (y) the Sponsor, each present and former director, officer and Affiliate of Sponsor, Acquiror and each of their respective Subsidiaries (the “Acquiror Indemnified Parties” and together with the Company Indemnified Parties, the “D&O Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Legal Proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the First Effective Time, whether asserted or claimed prior to, at or after the First Effective Time, to the fullest extent that the Company, Acquiror or their respective Subsidiaries, as the case may be, would have been permitted under applicable Law and its respective certificate of incorporation, certificate of formation, bylaws, limited liability company agreement or other organizational documents in effect on the date of this Agreement to indemnify such D&O Indemnified Parties (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law). Without limiting the foregoing, Acquiror shall, and shall cause its Subsidiaries to (i) maintain for a period of not less than six (6) years from the First Effective Time provisions in its Governing Documents concerning the indemnification and exoneration (including provisions relating to expense advancement) of Acquiror’s and its Subsidiaries’ (including the Company’s and its Subsidiaries’) former and current officers, directors, employees, and agents that are no less favorable to those Persons than the provisions of the Governing Documents of the Company, Acquiror or their respective Subsidiaries, as applicable, in each case, as of the date of this Agreement, and (ii) not amend, repeal or otherwise modify such provisions in any respect that would adversely affect the rights of those Persons thereunder, in each case, except as required by Law. Acquiror shall assume, and be liable for, each of the covenants in this Section 7.8.

(b) For a period of six (6) years from the First Effective Time, Acquiror shall maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by Acquiror’s, the Company’s or their respective Subsidiaries’ directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore made available to Acquiror or its agents or representatives) on terms not less favorable than the terms of such current insurance coverage; except that in no event shall Acquiror be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual payable by Acquiror or the Company, as applicable (whichever premium being higher), for such insurance policy for the year ended December 31, 2021; provided, however, that (i) Acquiror may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6) year “tail” policy containing terms not materially less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the First Effective Time and (ii) if any claim is asserted or made within such six (6) year period, any insurance required to be maintained under this Section 7.8 shall be continued in respect of such claim until the final disposition thereof.

(c) Notwithstanding anything contained in this Agreement to the contrary, this Section 7.8 shall survive the consummation of the Mergers indefinitely and shall be binding, jointly and severally, on Acquiror and all successors and assigns of Acquiror. In the event that Acquiror or any of its successors or assigns consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, Acquiror shall ensure that proper provision shall be made so that the successors and assigns of Acquiror shall succeed to the obligations set forth in this Section 7.8.

(d) On the Closing Date, Acquiror shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Acquiror with the post-Closing directors and officers of Acquiror, which indemnification agreements shall continue to be effective following the Closing.

(e) Acquiror hereby acknowledges that certain D&O Indemnified Parties may have rights to indemnification and advancement of expenses (directly or through insurance obtained by any such entity) provided by one or more third parties (collectively, the “Other Indemnitors”), and which may include third parties for whom such D&O Indemnified Party serves as a manager, member, officer, employee or agent. Acquiror hereby agrees and acknowledges that notwithstanding any such rights that a D&O Indemnified Party may have with respect to any Other Indemnitor(s), (i) Acquiror is the indemnitor of first resort with respect to all D&O Indemnified Parties in respect of all obligations hereunder to indemnify and provide advancement of expenses to D&O Indemnified Parties, (ii) Acquiror shall be required to indemnify and advance the full amount of expenses incurred by the D&O Indemnified Parties, to the fullest extent required by this Agreement, applicable Law, the terms of the Domesticated Acquiror Certificate of Incorporation, the bylaws of Acquiror, any agreement to which Acquiror is a party, any vote of the stockholders or the Board of Directors of Acquiror, or otherwise, without regard to any rights the D&O Indemnified Parties may have against the Other Indemnitors and (iii) to the fullest extent permitted by applicable Law, Acquiror irrevocably waives, relinquishes and releases the

Other Indemnitors from any and all claims for contribution, subrogation or any other recovery of any kind in respect thereof. Acquiror further agrees that no advancement or payment by the Other Indemnitors with respect to any claim for which the D&O Indemnified Parties have sought indemnification from Acquiror shall affect the foregoing and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of any such advancement or payment to all of the rights of recovery of the D&O Indemnified Parties against Acquiror. Notwithstanding anything to the contrary herein, the obligations of Acquiror under this Section 7.8(e) shall only apply to D&O Indemnified Parties in their capacity as D&O Indemnified Parties.

Section 7.9. Acquiror Public Filings. From the date hereof through the First Effective Time, Acquiror will use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Laws.

Section 7.10. Transaction Litigation.

(a) In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of Acquiror, threatened in writing, against Acquiror or the Board of Directors of Acquiror or the Acquiror Special Committee by any of Acquiror’s shareholders prior to the Closing, Acquiror shall promptly notify the Company of any such litigation and keep the Company reasonably informed with respect to the status thereof. Acquiror shall provide the Company the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to the Company’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of the Company, such consent not to be unreasonably withheld, conditioned or delayed.

(b) In the event that any litigation related to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby is brought, or, to the knowledge of the Company, threatened in writing, against the Company or the Board of Directors of the Company by any of the Company’s stockholders prior to the Closing, the Company shall promptly notify Acquiror of any such litigation and keep Acquiror reasonably informed with respect to the status thereof. The Company shall provide Acquiror the opportunity to participate in (subject to a customary joint defense agreement), but not control, the defense of any such litigation, shall give due consideration to Acquiror’s advice with respect to such litigation and shall not settle any such litigation without prior written consent of Acquiror, such consent not to be unreasonably withheld, conditioned or delayed.

Section 7.11. Expense Statements. At least three (3) Business Days prior to the Closing Date, (a) Acquiror shall deliver to the Company a written statement setting forth Acquiror’s good faith estimate of each accrued and unpaid Acquiror Transaction Expense as of the Closing Date and (b) the Company shall deliver to Acquiror a written statement setting forth the Company’s good faith estimate of each accrued and unpaid Company Transaction Expense as of the Closing Date.

Section 7.12. Non-Redemption Agreements. As soon as reasonably practicable after the execution of this Agreement, Acquiror shall use its commercially reasonable efforts to have the Requisite Acquiror Shareholders each execute and deliver to the Company the Acquiror Shareholder Non-Redemption Agreements pursuant to which the Requisite Acquiror Shareholders shall (a) agree to, in the case of any Requisite Acquiror Shareholder individually owning more than 5.0% of the then issued and outstanding shares of Acquiror Capital Stock, vote in favor of the transactions contemplated by this Agreement for which the approval of Acquiror Shareholders is required and (b) agree not to redeem or exercise any right to redeem any Class A Ordinary Shares of Acquiror that such Acquiror Shareholders hold of record or beneficially at any duly called meeting of Acquiror Shareholders where such Acquiror Shareholders are provided an opportunity to elect to redeem Class A Ordinary Shares of Acquiror. For the avoidance of doubt, Acquiror may not enter into any Acquiror Shareholder Non-Redemption Agreements (x) providing for any issuance of any equity or debt securities by the Acquiror or the Company or (y) that would impose any restrictions on the Acquiror whether before or after the Closing (other than confidentiality limitations or other immaterial obligations).

Section 7.13. Fairness Opinion. As soon as reasonably practicable after the execution of this Agreement, but in no event later than thirty (30) days after the execution of this Agreement, Acquiror shall have obtained the Acquiror Fairness Opinion and delivered a copy of such opinion to the Company and, prior to the closing of the Required Transaction, Solaria; provided, however, that Acquiror shall not be deemed to be in breach of this covenant if (i) Acquiror shall have failed to obtain the Acquiror Fairness Opinion within forty-five (45) days after the execution of this Agreement and (ii) the Company has not sought to terminate this Agreement on the basis of such failure pursuant to Section 10.1(g) within sixty (60) days after the execution of this Agreement.

Section 7.14. Additional Merger. Immediately after the Second Effective Time, Acquiror shall cause the consummation of the Additional Merger.

ARTICLE VIII

JOINT COVENANTS

Section 8.1. HSR Act; Other Filings.

(a) In connection with the transactions contemplated hereby, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) comply promptly but in no event later than ten (10) Business Days after the closing of the Required Transaction with the notification and reporting requirements of the HSR Act; provided, that the Company and Acquiror shall not be required by this Section 8.1(a) to file any notification or reporting under the HSR Act if Company and Acquiror’s antitrust counsel agree in writing that none is required under the HSR Act. Each of the Company and Acquiror shall substantially comply with any Antitrust Information or Document Requests.

(b) Each of the Company and Acquiror shall exercise its reasonable best efforts to (i) obtain termination or expiration of the waiting period under the HSR Act and (ii) prevent the entry, in any Legal Proceeding brought by an Antitrust Authority or any other Person, of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated hereby.

(c) Each of the Company and Acquiror shall cooperate in good faith with the Antitrust Authorities and use reasonable best efforts to undertake promptly any and all action required to complete lawfully the transactions contemplated hereby as soon as practicable (but in any event prior to the Agreement End Date).

(d) With respect to each of the above filings, and any other requests, inquiries, Actions or other proceedings by or from Governmental Authorities, each of the Company and Acquiror shall (and, to the extent required, shall cause its controlled Affiliates to) (i) diligently and expeditiously defend and use reasonable best efforts to obtain any necessary clearance, approval, consent, or Governmental Approval under Laws prescribed or enforceable by any Governmental Authority for the transactions contemplated by this Agreement and to resolve any objections as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement; and (ii) cooperate with each other in the defense and conduct of such matters. To the extent not prohibited by Law, each party hereto shall keep the other party reasonably informed regarding the status and any material developments regarding any Governmental Approval processes, and the Company shall promptly furnish to Acquiror, and Acquiror shall promptly furnish to the Company, copies of any notices or written communications received by such party or any of its Affiliates from any third party or any Governmental Authority with respect to the transactions contemplated hereby, and each party shall permit counsel to the other parties an opportunity to review in advance, and each party shall consider in good faith the views of such counsel in connection with, any proposed written communications by such party and/or its Affiliates to any Governmental Authority concerning the transactions contemplated hereby; provided that, such material may be (A) redacted as necessary (1) to comply with contractual arrangements, (2) to remove references concerning the valuation of the Company, or (3) to remove legally privileged content or (B) designated as “outside counsel only,” which materials and the information contained therein shall be given only to outside counsel and previously-agreed outside economic consultants of the recipient and will not be disclosed by such outside counsel or outside economic consultants to employees, officers or directors of the recipient without the advance written consent of the party providing such materials; provided further that none of the parties shall extend any waiting period or comparable period under the HSR Act or enter into any agreement with any Governmental Authority without the written consent of the other parties. To the extent not prohibited by Law or by the relevant Governmental Authority, the Company agrees to provide Acquiror and its counsel, and Acquiror agrees to provide the Company and its counsel, the opportunity, on reasonable advance notice, to participate in any substantive meetings or discussions, either in person or by telephone, between such party and/or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Authority, on the other hand, concerning or in connection with the transactions contemplated hereby.

Section 8.2. Preparation of Proxy Statement/Registration Statement; Shareholders’ Meeting and Approvals.

(a) Registration Statement and Prospectus.

(i) As promptly as practicable after the execution of this Agreement, (x) Acquiror and the Company shall jointly prepare and Acquiror shall file with the SEC, mutually acceptable materials which shall include the proxy statement to be filed with the SEC as part of the Registration Statement and sent to the Acquiror Shareholders relating to the Acquiror Shareholders’ Meeting (such proxy statement, together with any amendments or supplements thereto, the “Proxy Statement”) and (y) Acquiror shall prepare (with the Company’s reasonable cooperation (including causing its Subsidiaries and representatives to cooperate)) and file with the SEC the Registration Statement, in which the Proxy Statement will be included as a prospectus (the “Proxy Statement/Registration Statement”), in connection with the registration under the Securities Act of (A) shares of Domesticated Acquiror Common Stock to be issued in exchange for the issued and outstanding Acquiror Class A Ordinary Shares and Acquiror Class B Ordinary Shares in the Domestication, and (B) shares of Domesticated Acquiror Common Stock that constitute the Aggregate Merger Consideration (collectively, the “Registration Statement Securities”). Each of Acquiror and the Company shall use its reasonable best efforts to cause the Proxy Statement/Registration Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the transactions contemplated hereby. Acquiror also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby, and the Company shall furnish all information concerning the Company, its Subsidiaries and any of their respective members or stockholders as may be reasonably requested in connection with any such action. Each of Acquiror and the Company agrees to furnish to the other party all information concerning itself, its Subsidiaries, officers, directors, managers, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested in connection with the Proxy Statement/Registration Statement, a Current Report on Form 8-K pursuant to the Exchange Act in connection with the transactions contemplated by this Agreement, or any other statement, filing, notice or application made by or on behalf of Acquiror, the Company or their respective Subsidiaries to any regulatory authority (including NYSE) in connection with the Mergers and the other transactions contemplated hereby (the “Offer Documents”). Acquiror will cause the Proxy Statement to be mailed to the Acquiror Shareholders in each case promptly after the Registration Statement is declared effective under the Securities Act.

(ii) To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Acquiror Common Stock for offering or sale in any jurisdiction, of the initiation or written threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Proxy Statement/Registration Statement or for additional information. To the extent not prohibited by Law, the Company and their counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement/Registration Statement and any Offer Document each time before any such document is filed with the SEC, and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, Acquiror shall provide the Company and their counsel with (A) any comments or other communications, whether written or oral, that Acquiror or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement/Registration Statement or Offer Documents promptly after receipt of those comments or other communications and (B) a reasonable opportunity to participate in the response of Acquiror to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC (to the extent permitted by the SEC).

(iii) Each of Acquiror and the Company shall ensure that none of the information supplied by or on its behalf for inclusion or incorporation by reference in (A) the Registration Statement will, at the time the Registration Statement is filed with the SEC, at each time at which it is amended and at each time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, not misleading or (B) the Proxy Statement will, on the date of any filing of the Proxy Statement with the SEC, on the date it is first mailed to the Acquiror Shareholders and at the time of the Acquiror Shareholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

(iv) If at any time prior to the First Effective Time any information relating to the Company, Acquiror or any of their respective Subsidiaries, Affiliates, directors or officers is discovered by the Company or Acquiror, which is required to be set forth in an amendment or supplement to the Proxy Statement or the Registration Statement, so that neither of such documents would include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, with respect to the Proxy Statement, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the Acquiror Shareholders.

(b) Acquiror Shareholder Approval.

(i) Acquiror shall (a) as promptly as practicable after the Registration Statement is declared effective under the Securities Act, (i) cause the Proxy Statement to be disseminated to Acquiror Shareholders in compliance with applicable Law, (ii) solely with respect to the following clause (1), duly (1) give notice of and (2) convene and hold an extraordinary general meeting of its shareholders (the “Acquiror Shareholders’ Meeting”) in accordance with Acquiror’s Governing Documents and the NYSE listing rules for a date no later than thirty (30) Business Days following the date the Registration Statement is declared effective, and (iii) solicit proxies from the holders of Acquiror Common Stock to vote in favor of each of the Transaction Proposals, and (b) provide its shareholders with the opportunity to elect to effect an Acquiror Share Redemption. Acquiror shall, through its Board of Directors or the Acquiror Special Committee, recommend to its shareholders the (A) approval of transfer by way of continuation and the change in the jurisdiction of incorporation of Acquiror to the State of Delaware, (B) approval of the change of Acquiror’s name to “Complete Solaria, Inc.”, (C) amendment and restatement of Acquiror’s Governing Documents, in substantially the form attached as Exhibits A and B to this Agreement (with such changes as may be agreed in writing by Acquiror and the Company before the effectiveness of the Registration Statement) in connection with the Domestication, including any separate or unbundled proposals as are required to implement the foregoing, (D) adoption and approval of this Agreement in accordance with applicable Law and NYSE rules and regulations,

(E) approval of the issuance of shares of Acquiror Common Stock in connection with the Domestication and Mergers, (F) approval of the adoption by Acquiror of the equity plans described in Section 7.1, (G) appointment of directors effective as of the Closing as contemplated by Section 7.6, (H) adoption and approval of any other proposals as the SEC (or staff member thereof) may indicate are necessary in its comments to the Registration Statement or correspondence related thereto, (I) adoption and approval of any other proposals as reasonably agreed by Acquiror and the Company to be necessary or appropriate in connection with the transactions contemplated hereby and (J) adjournment of the Acquiror Shareholders’ Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (A) through (J), together, the “Transaction Proposals”), and include such recommendation in the Proxy Statement. Subject to Section 8.2(b)(ii), the Board of Directors of Acquiror and the Acquiror Special Committee, as applicable, shall not withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Transaction Proposals (together with any withdrawal, amendment, qualification or modification of its recommendation to the shareholders of Acquiror described in the Recitals hereto, a “Modification in Recommendation”). To the fullest extent permitted by applicable Law, (x) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Acquiror Shareholders’ Meeting and submit for approval the Transaction Proposals and (y) Acquiror agrees that if the Acquiror Shareholder Approval shall not have been obtained at any such Acquiror Shareholders’ Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.2(b), and hold additional Acquiror Shareholders’ Meetings in order to obtain the Acquiror Shareholder Approval. Acquiror may only adjourn the Acquiror Shareholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Acquiror Shareholder Approval, (ii) for the absence of a quorum and (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Acquiror Shareholders prior to the Acquiror Shareholders’ Meeting; provided, that the Acquiror Shareholders’ Meeting (x) may not be adjourned to a date that is more than fifteen (15) days after the date for which the Acquiror Shareholders’ Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (y) shall not be held later than three (3) Business Days prior to the Agreement End Date. Acquiror agrees that it shall provide the holders of Acquiror Class A Ordinary Shares the opportunity to elect redemption of such Acquiror Class A Ordinary Shares in connection with the Acquiror Shareholders’ Meeting, as required by Acquiror’s Governing Documents.

(ii) Notwithstanding the foregoing, at any time prior to, but not after, obtaining the Acquiror Shareholder Approval or, in the event that Acquiror and the Company determine in good faith that it is probable that the Mergers will be consummated after March 1, 2023, the approval of the Extension Proposal by shareholders of Acquiror, in response to an Acquiror Intervening Event, the Board of Directors of Acquiror and the Acquiror Special Committee may make a Modification in Recommendation if it shall have determined in good faith, after consultation with its outside legal counsel, that, in response to such Acquiror Intervening Event, a failure to make a Modification in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided that the Board of Directors of Acquiror and the Acquiror Special Committee will not be entitled to make, or agree or resolve to make, a Modification in Recommendation until (A) Acquiror delivers to the Company a written notice (an “Acquiror Intervening Event Notice”) advising the Company that the Board of Directors of Acquiror and/or the Acquiror Special Committee, as applicable proposes to take such action and containing the material facts underlying the determination of the Board of Directors of Acquiror and/or the Acquiror Special Committee, as applicable, that an Acquiror Intervening Event has occurred, (B) until 5:00 p.m., Eastern Time, on the third Business Day immediately following the day on which Acquiror delivered the Acquiror Intervening Event Notice (such period from the time the Acquiror Intervening Event Notice is provided until 5:00 p.m. Eastern Time on the third Business Day immediately following the day on which

Acquiror delivered the Acquiror Intervening Event Notice (it being understood that any material development with respect to an Acquiror Intervening Event shall require a new notice but with an additional two-Business Day (instead of three-Business Day) period from the date of such notice), the “Acquiror Intervening Event Notice Period”), Acquiror shall have negotiated in good faith with the Company regarding any revisions or adjustments proposed by the Company during the Acquiror Intervening Event Notice Period to the terms and conditions of this Agreement as would enable Acquiror to proceed with its recommendation of this Agreement and the transactions contemplated by this Agreement and any Ancillary Agreement and not make such Modification in Recommendation, and (C) if the Company requested negotiations in accordance with the foregoing clause (B), Acquiror may make a Modification in Recommendation only if the Board of Directors of Acquiror and/or Acquiror Special Committee, as applicable, after considering in good faith any revisions or adjustments to the terms and conditions of this Agreement that the Company shall have, prior to the expiration of the three Business Day period, offered in writing in a manner that would form a binding Contract if accepted by Acquiror (and the other applicable parties hereto), reaffirmed in good faith (after consultation with its outside legal counsel) that the failure to make an Modification in Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law. For purposes of this Section 8.2(b)(ii), an “Acquiror Intervening Event” means any event, change, occurrence or development that is unknown and not reasonably foreseeable to the Board of Directors of Acquiror or the Acquiror Special Committee as of the date of this Agreement, or if known or reasonably foreseeable to the Board of Directors of Acquiror or the Acquiror Special Committee as of the date of this Agreement, the material consequences of which were not known or reasonably foreseeable to the Board of Directors of Acquiror or the Acquiror Special Committee as of the date of this Agreement; provided, that the fact in and of itself that the Company meets or exceeds or fails to meet or exceed internal projections, forecasts or revenue or earnings predictions for any period from the date hereof through the Closing shall not be considered when determining if an Acquiror Intervening Event has occurred; provided, further, that the foregoing exception shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

(c) Company Stockholder Approvals. The Company shall use its reasonable best efforts to (i) obtain and deliver to Acquiror, the Company Stockholder Approvals, (x) in the form of a written consent executed by each of the Requisite Company Stockholders (pursuant to the Company Stockholder Support Agreement), promptly following the time at which the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available (including on the SEC’s EDGAR website) to the Company’s stockholders, and in any event within one (1) Business Day after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available (including on the SEC’s EDGAR website) to the Company’s stockholders, and (y) in accordance with the terms and subject to the conditions of the Company’s Governing Documents, and (ii) take all other action necessary or advisable to secure the Company Stockholder Approvals as soon as reasonably practicable after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available (including on the SEC’s EDGAR website) to the Company’s stockholders, and in any event within one (1) Business Day after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available (including on the SEC’s EDGAR website) to the Company’s stockholders and, if applicable, any additional consents or approvals of its stockholders related thereto.

Section 8.3. Support of Transaction. Without limiting any covenant contained in Article VI, or Article VII Acquiror and the Company shall each, and each shall cause its Subsidiaries to (a) use reasonable best efforts to obtain as soon as practicable all material consents and approvals of third parties (including any Governmental Authority) that any of Acquiror or the Company or their respective Affiliates are required to obtain in order to consummate the Mergers, and (b) take such other action as soon as practicable as may be reasonably necessary or as another party hereto may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement and to consummate the transactions contemplated hereby as soon as practicable and in accordance with all applicable Law. Notwithstanding anything to the contrary contained herein, no action taken by (i) the Company under this Section 8.3 will constitute a breach of Section 6.1 or (ii) Acquiror under this Section 8.3 will constitute a breach of Section 7.5.

Section 8.4. Section 16 Matters. Prior to the First Effective Time, each of Acquiror and the Company, as applicable, shall use all reasonable efforts to approve in advance in accordance with the applicable requirements of Rule 16b-3 promulgated under the Exchange Act, any dispositions of the Company Capital Stock (including derivative securities with respect to the Company Capital Stock) or Acquiror Common Stock, and acquisitions of Acquiror Common Stock (including derivative securities with respect to Acquiror Common Stock) resulting from the transactions contemplated by this Agreement by each officer or director of Acquiror or the Company who is subject to Section 16 of the Exchange Act (or who will become subject to Section 16 of the Exchange Act) as a result of the transactions contemplated hereby.

Section 8.5. Additional Transactions. From and after the date hereof, the Company and the Acquiror shall pursue the Post-Signing Company Investment, and each of the Company and the Acquiror may pursue such other additional financing arrangements that the parties may mutually agree to seek in connection with the transactions contemplated by this Agreement (it being understood and agreed that the consummation of any such other additional financing arrangements by the Company or Acquiror shall be subject to the parties’ mutual agreement). With the Company’s prior consent, Acquiror may (i) enter into, and consummate the transactions contemplated by, subscriptions agreements (each, a “Subscription Agreement”) with investors (each, an “Acquiror PIPE Investor”) relating to an investment in Acquiror or a Subsidiary thereof (including the Initial Surviving Corporation following the Closing) (the “Acquiror PIPE Investment”) and/or back-stop or forward purchase agreements with certain beneficiaries of funds deposited in the Trust Account and (ii) incur or assume indebtedness (including pursuant to any new or existing financing facilities), issue or sell any debt securities or warrants or other rights to acquire any debt securities of Acquiror or any Subsidiary of Acquiror, and/or enter into any agreements relating to the foregoing (the “Acquiror Debt Transactions”, and together with the transactions contemplated by clauses (i) of this sentence, the “Additional Transactions”). The Company shall, and shall cause its representatives to, reasonably cooperate with Acquiror and its representatives (i) in connection with any efforts to enter into Post-Signing Company Subscription Agreements with the Post-Signing Company Investors and (ii) in a timely manner in connection with any Additional Transaction to which the Company has consented and any efforts to enter into non-redemption agreements with certain beneficiaries of funds deposited in the Trust Account, including, in each case of clauses (i) and (ii), (a) by providing such information and assistance as Acquiror may reasonably request (including, with respect to any Acquiror PIPE Investment, the Company providing such financial statements and other financial data relating to the Company and its Subsidiaries as would be required if Acquiror were filing a general form for registration of securities under Form 10 following the consummation of the transactions contemplated hereby and a registration statement on Form S-1 for the resale of the securities issued in such Acquiror PIPE Investment following the consummation of the transactions contemplated hereby), (b) granting such access to Acquiror and its representatives as may be reasonably necessary for their due diligence, and (c) participating in a reasonable number of meetings, presentations and due diligence sessions, as applicable, with respect to such efforts (including direct contact between senior management and other representatives of the Company and its Subsidiaries at reasonable times and locations, and in the case of any Acquiror PIPE Investment, any road shows and drafting sessions). All such cooperation, assistance and access shall be granted during normal business hours and shall be granted under conditions that shall not unreasonably interfere with the business and operations of the Company or its auditors.

Section 8.6. Available Acquiror Cash. From and after the date hereof, each of Acquiror and the Company shall use its reasonable best efforts to cause the Available Acquiror Cash to equal or exceed $100,000,000 as of immediately prior to the Closing.

Section 8.7. Extension of Time Period to Consummate a Business Combination.

(a) If Acquiror and the Company determine in good faith by January 1, 2023 that it is probable that the Mergers will be consummated after March 1, 2023, Acquiror shall prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of its shareholders for proposals to amend Acquiror’s Organizational Documents to extend the time period for Acquiror to consummate its initial Business Combination for an additional six (6) months, from March 1, 2023 to September 1, 2023 (the “Extension Proposal”). Acquiror shall use its reasonable best efforts to cause the Extension Proxy Statement to comply with the rules and regulations promulgated by the SEC and to have the Extension Proxy Statement cleared by the SEC as promptly as practicable after such filing. Acquiror shall provide the Company a reasonable opportunity to review the Extension Proxy Statement prior to its filing with the SEC and will consider in good faith the incorporation of any comments thereto provided by the Company.

(b) To the extent not prohibited by Law, Acquiror will advise the Company, reasonably promptly after Acquiror receives notice thereof, of the time when the Extension Proxy Statement or any supplement or amendment has been filed or of any request by the SEC for the amendment or supplement of the Extension Proxy Statement or for additional information. To the extent not prohibited by Law, the Company and its counsel shall be given a reasonable opportunity to review and comment on the Extension Proxy Statement each time before any such document is filed with the SEC by Acquiror and Acquiror shall give reasonable and good faith consideration to any comments made by the Company and its counsel. To the extent not prohibited by Law, each of Acquiror and the Company shall provide the each other party and their counsel with (i) any comments or other communications, whether written or oral, that such party or its counsel may receive from time to time from the SEC or its staff with respect to the Extension Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of such party to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the other parties or their counsel in any discussions or meetings with the SEC.

(c) Each of Acquiror and the Company agrees to use commercially reasonable efforts to, as promptly as reasonably practicable, to furnish the other party with such information as shall be reasonably requested concerning itself, its Subsidiaries, officers, directors, managers, shareholders, stockholders, and other equityholders and information regarding such other matters as may be reasonably necessary or advisable or as may be reasonably requested for inclusion in (including to be incorporated by reference in) or attachment to the Extension Proxy Statement. Each of Acquiror and the Company shall ensure that any information provided by it or on its behalf for inclusion in (including to be incorporated by reference in) or attachment to the Extension Proxy Statement, at the earlier of the date it is filed with the SEC or first mailed to the shareholders of Acquiror, shall be accurate in all material respects and shall not omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and shall comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company and its equityholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. If, at any time prior to the conclusion of the Extension Meeting, Acquiror or the Company becomes aware of (x) the Extension Proxy Statement’s containing any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading or (y) any other information which is required to be set forth in an amendment or supplement to the Extension Proxy Statement so that it would not include any untrue statement of a material fact or omitting to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, the Company or Acquiror (as applicable) shall promptly inform Acquiror or the Company (as applicable) and each cooperate with the other in filing with the SEC or mailing to the shareholders of Acquiror an amendment or supplement to the Extension Proxy Statement. Each of the Company and Acquiror shall use its commercially reasonable efforts to cause their and their Subsidiaries’ managers, directors, officers and employees to be reasonably available to

Acquiror, the Company and their respective counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(d) Acquiror shall (i) as promptly as practicable after the Extension Proxy Statement is cleared by the SEC, (A) cause the Extension Proxy Statement to be disseminated to the shareholders of Acquiror in compliance with applicable Law, (B) duly (x) give notice of and (y) convene and hold a meeting of its shareholders (the “Extension Meeting”) in accordance with Acquiror’s Organizational Documents and applicable NYSE listing rules for a date no later than March 1, 2023; provided, that the Extension Meeting shall be scheduled for a date and time such that, after the conclusion of such meeting, Acquiror shall have sufficient time to effectuate the amendment of the Acquiror’s Organizational Documents, and (C) solicit proxies from the holders of Acquiror Ordinary Shares to vote in favor of each of the Extension Proposal, and (ii) provide its shareholders with the opportunity to elect to effect a redemption of shares of Acquiror Ordinary Shares at a per share price, payable in cash, equal to a pro rata share of the aggregate amount on deposit in the Trust Account. Acquiror shall, through its Board of Directors or Acquiror Special Committee, recommend to its stockholders the approval of the Extension Proposal, and include such recommendation in the Extension Proxy Statement. Subject to Section 8.2(b)(ii), neither the Board of Directors of Acquiror nor the Acquiror Special Committee shall withdraw, amend, qualify or modify its recommendation to the shareholders of Acquiror that they vote in favor of the Extension Proposal.

(e) To the fullest extent permitted by applicable Law, (x) Acquiror agrees to establish a record date for, duly call, give notice of, convene and hold the Extension Meeting and submit for approval the Extension Proposal and (y) Acquiror agrees that if the Extension Proposal shall not have been obtained at any such Extension Meeting, then Acquiror shall promptly continue to take all such necessary actions, including the actions required by this Section 8.7, and hold additional Extension Meetings in order to obtain approval for the Extension Proposal. Acquiror may only adjourn the Extension Meeting (i) to solicit additional proxies for the purpose of obtaining approval for the Extension Proposal, (ii) for the absence of a quorum, (iii) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Acquiror has determined in good faith after consultation with outside legal counsel is required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by shareholders of Acquiror prior to the Extension Meeting, (iv) to allow reasonable additional time to reduce the number of Acquiror Ordinary Shares as to which the holders thereof have elected to effect a redemption thereof, or (iv) with the prior written consent of the Company; provided, that the Extension Meeting (A) may not be adjourned to a date that is more than ten (10) days after the date for which the Extension Meeting was originally scheduled (excluding any adjournments required by applicable Law) and (B) shall be held no later than March 1, 2023; provided, that following the adjournment, the rescheduled Extension Meeting shall be scheduled for a date and time such that, after the conclusion of such meeting, Acquiror shall have sufficient time to effectuate the amendment of the Acquiror’s Organizational Documents.

(f) As promptly as reasonably practicable following the approval of the Extension Proposal by the requisite holders of Acquiror Ordinary Shares (and in any event, within 2 Business Days thereafter), Acquiror shall file with the applicable Governmental Authority or Authorities the amendment to its Organizational Documents as contemplated by the Extension Proposal and shall deliver to the Company evidence thereof.

ARTICLE IX

CONDITIONS TO OBLIGATIONS

Section 9.1. Conditions to Obligations of Acquiror, First Merger Sub, Second Merger Sub and the Company. The obligations of Acquiror, First Merger Sub, Second Merger Sub and the Company to consummate, or cause to be consummated, the First Merger is subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by all of such parties:

(a) the Acquiror Shareholder Approval shall have been obtained;

(b) the Company Stockholder Approvals shall have been obtained;

(c) the waiting period or periods under the HSR Act applicable to the transactions contemplated by this Agreement and the Ancillary Agreements, shall have expired or been terminated;

(d) there shall not be in force any Governmental Order, statute, rule or regulation enjoining or prohibiting the consummation of the Mergers; provided, that the Governmental Authority issuing such Governmental Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby;

(e) Acquiror shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) after giving effect to any Acquiror PIPE Investment, the Company Investment and the payment of the Acquiror Share Redemption Amount;

(f) the size and composition of the Board of Directors of Acquiror shall be as contemplated pursuant to Section 7.6 (assuming for purposes of testing this condition that each such director then satisfies applicable NYSE requirements and is willing to serve), to be effective as of immediately following the First Effective Time;

(g) the Listing Application shall have been approved by NYSE (subject to official notice of issuance), and the Registration Statement Securities shall have been approved for listing on NYSE;

(h) the Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; and

(i) the Board of Directors of Acquiror or the Acquiror Special Committee shall have received the opinion of a reputable financial advisory or valuation firm that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Aggregate Merger Consideration to be paid by Acquiror pursuant to this Agreement is fair from a financial point of view to Acquiror (such opinion, the “Acquiror Fairness Opinion”); provided that this condition to the obligations of Acquiror, First Merger Sub, Second Merger Sub and the Company to consummate, or cause to be consummated, the Mergers shall no longer apply on or after the sixtieth (60th) day following the date of this Agreement.

Section 9.2. Conditions to Obligations of Acquiror, First Merger Sub and Second Merger Sub. The obligations of Acquiror, First Merger Sub and Second Merger Sub to consummate, or cause to be consummated, the First Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror, First Merger Sub and Second Merger Sub:

(a) (i) the representations and warranties of the Company contained in Section 4.4 shall be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date; provided, however, that as used in this Section 9.2(a)(i), “material” shall mean, with respect to any number required to be set forth in Section 4.4, any deviations which, in the aggregate, are in excess of 5% of the outstanding capital stock of the Company on a fully diluted basis, (ii) the Company Fundamental Representations shall be true and correct in all respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date, and (iii) each of the other representations and warranties of the Company contained in this Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect and Company Material Adverse Effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in the case of this clause (iii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect;

(b) each of the covenants of the Company to be performed as of or prior to the Closing shall have been performed in all material respects;

(c) since the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect;

(d) the Company shall have delivered to Acquiror a certificate, dated the Closing Date and signed by an officer of the Company, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.2(a), Section 9.2(b) and Section 9.2(c) have been fulfilled;

(e) the Required Transaction shall have been consummated in accordance with the Required Transaction Merger Agreement;

(f) the Company shall have obtained and delivered to Acquiror the Carlyle Consent; and

(g) the Company shall have obtained and delivered to Acquiror the SCI Consent.

Section 9.3. Conditions to the Obligations of the Company. The obligation of the Company to consummate, or cause to be consummated, the First Merger is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company and, to the extent the Required Transaction has not closed, Solaria:

(a) (i) the representations and warranties of Acquiror contained in Section 5.12 shall be true and correct in all material respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all material respects at and as of such date; provided, however, that as used in this Section 9.3(a)(i), “material” shall mean, with respect to any number required to be set forth in Section 5.12, any deviations which, in the aggregate, are in excess of 5% of the outstanding capital stock of the Acquiror on a fully diluted basis, (ii) the representations and warranties of Acquiror contained in Section 5.2 and Section 5.13 shall be true and correct in all respects as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct in all respects at and as of such date and (iii) each of the other representations and warranties of Acquiror contained in this Agreement (disregarding any qualifications and exceptions contained therein relating to materiality, material adverse effect or any similar qualification or exception) shall be true and correct as of the Closing Date, except with respect to such representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct at and as of such date, except for, in the case of this clause (iii), inaccuracies or omissions that would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on Acquiror’s ability to consummate the transactions contemplated by this Agreement;

(b) each of the covenants of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects;

(c) Acquiror shall have filed a certificate of incorporation with the Secretary of State of Delaware and adopted bylaws (in substantially the forms attached as Exhibits A and B hereto, respectively, with such changes as many be agreed in writing by Acquiror and the Company);

(d) the Domestication shall have been completed as provided in Section 7.7 and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company;

(e) the Available Acquiror Cash shall be no less than $100,000,000; and

(f) Acquiror shall have delivered to the Company a certificate, dated the Closing Date and signed by an officer of the Acquiror, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled.

ARTICLE X

TERMINATION/EFFECTIVENESS

Section 10.1. Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

(a) by written consent of the Company and Acquiror and, prior to the closing of the Required Transaction, Solaria;

(b) by the Company or Acquiror if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which has become final and nonappealable and has the effect of making consummation of the Mergers illegal or otherwise preventing or prohibiting consummation of the Mergers;

(c) by the Company if the Acquiror Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Acquiror Shareholders’ Meeting duly convened therefor or at any adjournment or postponement thereof;

(d) by the Company if there has been a Modification in Recommendation;

(e) by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company, Solaria and their respective Subsidiaries taken as a whole set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before March 1, 2023, or, if an Extension Proposal has been approved by Acquiror’s Shareholders, September 1, 2023 (such applicable date, the “Agreement End Date”), unless Acquiror is in breach hereof, which breach would cause any condition set forth in Section 9.3(a) or Section 9.3(b) not to be satisfied. For purposes of this Section 10.1(e)(i), there shall have been a breach of Section 4.4 hereof with respect to the accuracy of any of the numbers set forth therein if, and only if, with respect to any number required to be set forth in Section 4.4, there are any deviations which, in the aggregate, are in excess of 5% of the outstanding capital stock of the Company on a fully diluted basis;

(f) by Acquiror if the Company Stockholder Approvals shall not have been obtained within ten (10) Business Days after the Registration Statement is declared effective under the Securities Act and delivered or otherwise made available (including on the SEC’s EDGAR website) to the Company’s stockholders; provided that this termination right shall cease to apply once the Company Stockholder Approvals shall have been obtained (even if after the period provided above);

(g) by written notice to Acquiror from the Company if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror, First Merger Sub or Second Merger Sub set forth in this Agreement, such that the conditions specified in Section 9.3(a) and Section 9.3(b) would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach is curable by

Acquiror through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by Acquiror of notice from the Company of such breach, but only as long as Acquiror continues to exercise such reasonable best efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period or (ii) the Closing has not occurred on or before the Agreement End Date, unless the Company is in breach hereof, which breach would cause any condition set forth in Section 9.2(a) or Section 9.2(b) not to be satisfied. For purposes of this Section 10.1(g)(i), there shall have been a breach of Section 5.12 hereof with respect to the accuracy of any of the numbers set forth therein if, and only if, with respect to any number required to be set forth in Section 5.12, there are any deviations which, in the aggregate, are in excess of 5% of the outstanding capital stock of the Acquiror on a fully diluted basis;

(h) by the Company if the Company has not consummated Post-Signing Company Convertible Notes for an aggregate purchase price of at least $10,000,000 on or before January 16, 2023; provided, however, that in no event shall the Rollover Amount be included for purposes of calculating the $10,000,000;

(i) by the Company if at the Extension Meeting, a number of Acquiror’s Shareholders elect to redeem their Acquiror Ordinary Shares such that the amount remaining in Acquiror’s Trust Account after processing such redemptions, when taken together with the amounts deemed included in subsections (ii), (iii), (iv) and (v) (replacing for this purpose only “Closing” with “Extension Meeting”) of the definition of Available Acquiror Cash as provided in such definition is less than $100,000,000.

(j) by the Acquiror or the Company within thirty (30) days following the date of this Agreement if a reputable financial advisory or valuation firm does not provide an Acquiror Fairness Opinion by the end of such 30 day period; provided that this termination right shall cease to apply once the Acquiror Fairness Opinion shall have been obtained (even if after the period provided herein); or

(k) by the Acquiror or the Company if the Required Transaction has not been consummated within thirty (30) days following the date of this Agreement; provided, that this termination right shall cease to apply once the Required Transaction has been consummated (even if after the period provided herein).

For the avoidance of doubt, all references to the Company in this Section 10.1 shall be deemed to refer to each of Complete Solar Holding Corporation and Solaria, individually, prior to the closing of the Required Transaction.

Section 10.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates, officers, directors, shareholders or stockholders, other than liability of the Company, Solaria, Acquiror, First Merger Sub or Second Merger Sub, as the case may be, for any willful and material breach of this Agreement occurring prior to such termination, except that the provisions of this Section 10.2, Section 10.3 and Article XI shall survive any termination of this Agreement.

Section 10.3. Termination Payments; Expenses.

(a) If:

(i) this Agreement is terminated by (1) Acquiror pursuant to Section 10.1(e)(i) (in each case, (x) without the Company Stockholder Approvals having been obtained and (y) excluding any termination solely based on a breach of the covenants, agreements or representations and warranties set forth in this Agreement (other than the covenants and agreements set forth in Section 6.3, Section 6.5, Section 6.6, Section 8.2, or Section 8.7 of this Agreement, or the representations and warranties set forth in the Company Fundamental Representations or Section 4.20(p), Section 4.24 or Section 4.25 of this Agreement)) or (2) Acquiror pursuant to Section 10.1(f); and

(ii) prior to the termination pursuant to Section 10.1(e)(i) or 10.1(f), an Acquisition Proposal has been made and not withdrawn; and

(iii) on or prior to the twelve (12) month anniversary of such termination of this Agreement (1) a transaction constituting an Acquisition Proposal is consummated or (2) a definitive agreement providing for an Acquisition Proposal is entered into by the Company or any of its Subsidiaries that is subsequently consummated, then, the Company shall pay to Acquiror (or its designee) by way of compensation a payment in an amount equal to $3,000,000 (the “Company Termination Payment”) no later than the consummation of such Acquisition Proposal. “Acquisition Proposal” for purposes of this Section 10.3(a) shall have the meaning assigned thereto in the definition thereof set forth in Section 1.1, except that references in the definition to “15%” shall be replaced by “50%”;

(b) If:

(i) this Agreement is terminated by (1) the Company pursuant to Section 10.1(g)(i) (in each case, (x) without the Acquiror Shareholder Approval having been obtained and (y) excluding any termination solely based on a breach of the covenants, agreements or representations and warranties set forth in this Agreement (other than the covenants and agreements set forth in Section 7.4, Section 7.7, Section 8.2 or Section 8.7 of this Agreement, or the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.8, Section 5.10(a), Section 5.12, Section 5.13 or Section 5.17 of this Agreement)) or (2) the Company pursuant to Section 10.1(c); and

(ii) prior to the termination pursuant to Section 10.1(g)(i) or 10.1(c), an Acquisition Proposal has been made and not withdrawn; and

(iii) on or prior to the twelve (12) month anniversary of such termination of this Agreement (1) a transaction constituting a Business Combination Proposal is consummated or (2) a definitive agreement providing for a Business Combination Proposal is entered into by Acquiror that is subsequently consummated, then,

Acquiror shall pay to the Company (or its designee) by way of compensation a payment in an amount equal to $3,000,000 (the “Acquiror Termination Payment”, and together with the Company Termination Payment, the “Termination Payments”) no later than the consummation of such Business Combination Proposal;

(iv) this Agreement is terminated by the Company pursuant to Section 10.1(d) then, Acquiror shall pay to the Company (or its designee) the Acquiror Termination Payment in cash and by way of compensation within three Business Days after the date of termination of this Agreement.

(c) If this Agreement is terminated by Acquiror pursuant to Section 10.1(e)(i) (in each case, (x) without the Company Stockholder Approvals having been obtained and (y) excluding any termination solely based on a breach of the covenants, agreements or representations and warranties set forth in this Agreement (other than the covenants and agreements set forth in Section 6.3, Section 6.5, Section 6.6, Section 8.2, or Section 8.7 of this Agreement, or the representations and warranties set forth in the Company Fundamental Representations or Section 4.20(p), Section 4.24 or Section 4.25 of this Agreement)) or Section 10.1(f), the Company shall pay to Acquiror (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement, a payment in an amount equal to $1,500,000 (the “Company Expense Reimbursement”).

(d) If this Agreement is terminated by the Company pursuant to Section 10.1(g)(i) (in each case, (x) without the Acquiror Shareholder Approval having been obtained and (y) excluding any termination solely based on a breach of the covenants, agreements or representations and warranties set forth in this Agreement (other than the covenants and agreements set forth in Section 7.4, Section 7.7, Section 8.2 or Section 8.7 of this Agreement, or the representations and warranties set forth in Section 5.1, Section 5.2, Section 5.8, Section 5.10(a), Section 5.12, Section 5.13 or Section 5.17 of this Agreement)) or Section 10.1(c), Acquiror shall pay to the Company (or its designee), in cash and by way of compensation within three Business Days after the date of termination of this Agreement, a payment in an amount equal to $1,500,000 (the “Acquiror Expense Reimbursement”, and together with the Company Expense Reimbursement, the “Expense Reimbursements”).

(e) The payment of the Termination Payments and Expense Reimbursements shall be compensation and liquidated damages for the loss suffered by the Company or Acquiror, as applicable, as a result of the failure of the Mergers to be consummated and to avoid the difficulty of determining damages under the circumstances and no party hereto shall have any other liability to the other after the payment of such Termination Payment and Expense Reimbursement, except in the case of fraud or a Willful and Material Breach. Notwithstanding anything to the contrary in this Agreement, if a Termination Payment and Expense Reimbursement shall become due and payable in accordance with Section 10.3(a), Section 10.3(b), Section 10.3(c) or Section 10.3(d), as applicable, from and after the payment of the Termination Payment and Expense Reimbursement pursuant to and in accordance with Section 10.3(a), Section 10.3(b), Section 10.3(c), or Section 10.3(d), as applicable, the paying party shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under Section 10.3(a), Section 10.3(b), Section 10.3(c) or Section 10.3(d), as applicable, except in the case of fraud or a Willful and Material Breach. Each of the parties hereto acknowledges that the Termination Payments and Expense Reimbursements are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company or Acquiror, as the case may be, in the circumstances in which such Termination Payment and/or Expense Reimbursement is due and payable and which do not involve fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall any party hereto be entitled to more than one payment of the Termination Payment and Expense Reimbursement in connection with a termination of this Agreement pursuant to which the Termination Payment and Expense Reimbursement is payable.

(f) The parties acknowledge that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated hereby, that, without these agreements, the parties hereto would not enter into this Agreement and that any amounts payable pursuant to this Section 10.3 do not constitute a penalty. Accordingly, if any party hereto fails to promptly pay any Termination Payment or Expense Reimbursement due pursuant to this Section 10.3, such party shall also pay any out-of-pocket costs and expenses (including legal fees and expenses) incurred by the other parties hereto in connection with a legal action to enforce this Agreement that results in a judgment for such amount against such party. Any Termination Payment or Expense Reimbursement not paid when due pursuant to this Section 10.3 shall bear interest from the date such amount is due until the date paid at a rate equal to the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment.

(g) To the extent any amounts are payable to the Company under this Section 10.3 prior to the closing of the Required Transaction, the aggregate amount of such fees and expenses payable shall be split equally between the Company and Solaria.

ARTICLE XI

MISCELLANEOUS

Section 11.1. Trust Account Waiver. The Company acknowledges that Acquiror is a blank check company with the powers and privileges to effect a Business Combination. The Company further acknowledges that, as described in the prospectus dated March 1, 2021 (the “Prospectus”) available at www.sec.gov, substantially all of Acquiror assets consist of the cash proceeds of Acquiror’s initial public offering and private placements of its securities and substantially all of those proceeds have been deposited in a the trust account for the benefit of Acquiror, certain of its public shareholders and the underwriters of Acquiror’s initial public offering (the “Trust Account”). The Company acknowledges that it has been advised by Acquiror that, except with respect to interest earned on the funds held in the Trust Account that may be released to Acquiror to pay its franchise Tax, income

Tax and similar obligations, the Trust Agreement provides that cash in the Trust Account may be disbursed only (i) if Acquiror completes the transactions which constitute a Business Combination, then to those Persons and in such amounts as described in the Prospectus; (ii) if Acquiror fails to complete a Business Combination within the allotted time period and liquidates, subject to the terms of the Trust Agreement, to Acquiror in limited amounts to permit Acquiror to pay the costs and expenses of its liquidation and dissolution, and then to Acquiror’s public shareholders; and (iii) if Acquiror holds a shareholder vote to amend Acquiror’s amended and restated memorandum and articles of association (A) to modify the substance or timing of its obligation to allow redemption in connection with its initial Business Combination or to redeem 100% of its public shares if it does not complete its initial Business Combination within 24 months from the closing of Acquiror’s initial public offering or (B) with respect to any other provision relating to shareholders’ rights or pre-initial Business Combination activity, then for the redemption of any Acquiror Ordinary Shares properly tendered in connection with such vote. For and in consideration of Acquiror entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company hereby irrevocably waives any right, title, interest or claim of any kind it has or may have in the future in or to any monies in the Trust Account and agrees not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, this Agreement and any negotiations, Contracts or agreements with Acquiror; provided, that (x) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Acquiror for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions contemplated hereby (including a claim for Acquiror to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the Acquiror Share Redemptions) to the Company in accordance with the terms of this Agreement and the Trust Agreement) so long as such claim would not affect Acquiror’s ability to fulfill its obligation to effectuate the Acquiror Share Redemptions, or for actual fraud and (y) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Acquiror’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

Section 11.2. Waiver. Any party to this Agreement, including, for the avoidance of doubt, Solaria at any time prior to the closing of the Required Transaction, may, at any time prior to the Closing, by action taken by its board of directors, board of managers, managing member or other officers or Persons thereunto duly authorized, (a) extend the time for the performance of the obligations or acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties of another party hereto that are contained in this Agreement or (c) waive compliance by the other parties hereto with any of the agreements or conditions contained in this Agreement, but such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

Section 11.3. Notices. All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service or (iv) when delivered by email (provided that no failure message is generated), addressed as follows:

(a) If to Acquiror, First Merger Sub or Second Merger Sub:

Freedom Acquisition I Corp.

14 Wall Street, 20th Floor

New York

New York, 10005

Attention: Adam Gishen

Email: ag@freedomac1.com

with copies to (which shall not constitute notice): Paul Hastings LLP

1999 Avenue of the Stars, 27th Floor

Los Angeles, CA 90067

Attention: David M. Hernand

Brandon Bortner

E-mail: davidhernand@paulhastings.com

brandonbortner@paulhastings.com

(b) If to the Company:

Complete Solar Holding Corporation

3000 Executive Parkway, Suite 504

San Ramon, CA 94583

Attention: Will Anderson

Email: will@completesolar.com

with copies to each of (which shall not constitute notice):

Cooley LLP

3175 Hanover Street Palo Alto, CA 94304-1130

Attention: Matthew Hemington; Miguel Vega; John McKenna; Rishab Kumar

Email: hemingtonmb@cooley.com; mvega@cooley.com;

jmckenna@cooley.com; rkumar@cooley.com

(c) If to Solaria:

The Solaria Corporation

45700 Northport Loop E

Fremont, CA 94538

Attention: Anthony Alvarez

Email: aralvarez@solaria.com

with copies to each of (which shall not constitute notice):

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Matthew Hemington; Miguel Vega; John McKenna; Rishab Kumar

Email: hemingtonmb@cooley.com; mvega@cooley.com; jmckenna@cooley.com; rkumar@cooley.com or to such other address or addresses as the parties may from time to time designate in writing. Copies delivered solely to outside counsel shall not constitute notice.

Section 11.4. Assignment. No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties and any such assignment without such prior written consent shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

Section 11.5. Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that the D&O Indemnified Parties are intended third-party beneficiaries of, and may enforce, Section 7.8, and the past, present and future directors, managers, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Section 11.16.

Section 11.6. Expenses. Except as otherwise set forth in this Agreement (including Section 2.4(c)), each party hereto shall be responsible for and pay its own expenses incurred in connection with this Agreement and the transactions contemplated hereby. If the Closing shall not occur, the Company shall be responsible for the Company Transaction Expenses, and Acquiror shall be responsible for the Acquiror Transaction Expenses. If the Closing shall occur, Acquiror shall (a) pay or cause to be paid, the Company Transaction Expenses, and (b) pay or cause to be paid, the Acquiror Transaction Expenses, in each of case (a) and (b), in accordance with Section 2.4(c). For the avoidance of doubt, any payments to be made (or to cause to be made) by Acquiror pursuant to this Section 11.6 shall be paid upon consummation of the First Merger and release of proceeds from the Trust Account.

Section 11.7. Governing Law. This Agreement, and all claims or causes of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

Section 11.8. Headings; Counterparts. The headings in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Section 11.9. Company and Acquiror Disclosure Letters. The Company Disclosure Letter and the Acquiror Disclosure Letter (including, in each case, any section thereof) referenced herein are a part of this Agreement as if fully set forth herein. Any disclosure made by a party in the applicable Disclosure Letter, or any section thereof, with reference to any section of this Agreement or section of the applicable Disclosure Letter shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or sections of applicable Disclosure Letter if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or section of the applicable Disclosure Letter. Certain information set forth in the Disclosure Letters is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

Section 11.10. Entire Agreement. (a) This Agreement (together with the Company Disclosure Letter and the Acquiror Disclosure Letter) and (b) the Company Stockholder Support Agreement, the Lock-Up Agreement, the Sponsor Support Agreement and Acquiror Shareholder Non-Redemption Agreements (collectively, the “Ancillary Agreements”), constitute the entire agreement among the parties to this Agreement relating to the transactions contemplated hereby and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated hereby exist between such parties except as expressly set forth in this Agreement and the Ancillary Agreements.

Section 11.11. Amendments. This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by each of the parties hereto, including for the avoidance of doubt, Solaria prior to the closing of the Required Transaction and which makes reference to this Agreement.

Section 11.12. Publicity.

(a) All press releases or other public communications relating to the transactions contemplated hereby, and the method of the release for publication thereof, shall prior to the Closing be subject to the prior mutual approval of Acquiror and the Company, which approval shall not be unreasonably withheld by any party; provided, that no party shall be required to obtain consent pursuant to this Section 11.12(a) to the extent any proposed release or statement is substantially equivalent to the information that has previously been made public without breach of the obligation under this Section 11.12(a).

(b) The restriction in Section 11.12(a) shall not apply to the extent the public announcement is required by applicable securities Law, any Governmental Authority or stock exchange rule; provided, however, that in such an event, the party making the announcement shall use its commercially reasonable efforts to consult with the other party in advance as to its form, content and timing. Disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any relating filing shall be deemed not to violate this Section 11.12.

Section 11.13. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the Laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by Law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

Section 11.14. Jurisdiction; Waiver of Jury Trial.

(a) Any proceeding or Action based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, only to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or Action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of such proceeding or Action shall be heard and determined only in any such court and (iv) agrees not to bring any proceeding or Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Legal Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any proceeding or Action brought in accordance with this Section 11.14(a).

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11.15. Enforcement. The parties hereto agree that irreparable damage could occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to specific enforcement of the terms and provisions of this Agreement, in addition to any other remedy to which any party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party shall allege, and each party hereby waives the defense, that there is an adequate remedy at law, and each party agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 11.16. Non-Recourse. Except in the case of claims against a Person in respect of such Person’s actual fraud:

(a) this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Acquiror, First Merger Sub and Second Merger Sub as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Acquiror, First Merger Sub or Second Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, shall have any liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company, Acquiror, First Merger Sub or Second Merger Sub under this Agreement or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

Section 11.17. Non-Survival of Representations, Warranties and Covenants. Except (a) as otherwise contemplated by Section 10.2 or (b) in the case of claims against a Person in respect of such Person’s actual fraud, all of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall not survive the Closing and shall terminate and expire upon the occurrence of the First Effective Time (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein or therein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article XI.

Section 11.18. Legal Representation.

(a) Acquiror hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Initial Surviving Corporation) (all such parties, the “Cooley Waiving Parties”), that Cooley LLP (“Cooley”) may represent the stockholders or holders of other equity interests of the Company or any of their respective directors, members, partners, officers, employees or Affiliates (other than Acquiror or its Subsidiaries) (collectively, the “Cooley WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Company and its Subsidiaries or other Cooley Waiving Parties, and each of Acquiror and the Company on behalf of itself and the Cooley Waiving Parties hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to Cooley’s prior representation of the Company, its Subsidiaries or of Cooley Waiving Parties. Acquiror and the Company, for itself and the Cooley Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Company and its Subsidiaries or any member of the Cooley WP Group, on the one hand, and Cooley, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Initial Surviving Corporation notwithstanding the Merger, and instead survive, remain with and are controlled by the Cooley WP Group (the “Cooley Privileged Communications”), without any waiver thereof. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Cooley Privileged Communications, whether located in the records or email server of the Initial Surviving Corporation and its Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Cooley Privileged Communications, by virtue of the Mergers.

(b) Each of Acquiror and the Company hereby agrees on behalf of its directors, members, partners, officers, employees and Affiliates and each of their respective successors and assigns (including after the Closing, the Initial Surviving Corporation) (all such parties, the “Paul Hastings Waiving Parties”), that Paul Hastings LLP (“Paul Hastings”) may represent the stockholders or holders of other equity interests of the Sponsor or of Acquiror or any of their respective directors, members, partners, officers, employees or Affiliates (collectively, the “Paul Hastings WP Group”), in each case, solely in connection with any Action or obligation arising out of or relating to this Agreement, any Ancillary Agreement or the transactions contemplated hereby or thereby, notwithstanding its prior representation of the Sponsor, Acquiror and its Subsidiaries, or other Paul Hastings Waiving Parties. Each of Acquiror and the Company, on behalf of itself and the Paul Hastings Waiving Parties, hereby consents thereto and irrevocably waives (and will not assert) any conflict of interest, breach of duty or any other objection arising from or relating to Paul Hastings’s prior representation of the Sponsor, Acquiror and its Subsidiaries, or other Paul Hastings Waiving Parties. Each of Acquiror and the Company, for itself and the Paul Hastings Waiving Parties, hereby further irrevocably acknowledges and agrees that all privileged communications, written or oral, between the Sponsor, Acquiror, or its Subsidiaries, or any other member of the Paul Hastings WP Group, on the one hand, and Paul Hastings, on the other hand, made prior to the Closing, in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Action arising out of or relating to, this Agreement, any Ancillary Agreements or the transactions contemplated hereby or thereby, or any matter relating to any of the foregoing, are privileged communications that do not pass to the Initial Surviving Corporation notwithstanding the Merger, and instead survive, remain with and are controlled by the Paul Hastings WP Group (the “Paul Hastings Privileged Communications”), without any waiver thereof. Acquiror and the Company, together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no Person may use or rely on any of the Paul Hastings Privileged Communications, whether located in the records or email server of Acquiror and its Subsidiaries, in any Action against or involving any of the parties after the Closing, and Acquiror and the Company agree not to assert that any privilege has been waived as to the Paul Hastings Privileged Communications, by virtue of the Merger.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.

FREEDOM ACQUISITION I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

JUPITER MERGER SUB I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

JUPITER MERGER SUB II LLC

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

COMPLETE SOLAR HOLDING CORPORATION

By:	/s/ William Anderson
Name:	William Anderson
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

THE SOLARIA CORPORATION

By:	/s/ Antonio Alvarez
Name:	Antonio Alvarez
Title:	Chief Executive Officer

[Signature Page to Business Combination Agreement]

EXHIBIT A

Acquiror Certificate of Incorporation

EXHIBIT B

Acquiror Bylaws

EXHIBIT C

Amended and Restated Registration Rights Agreement

EXHIBIT D

Lock-Up Agreement

Annex A-1

FIRST AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This FIRST AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made and entered into as of December 26, 2022, by and among Freedom Acquisition I Corp., a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined in the Business Combination Agreement)) (“Acquiror”), Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Second Merger Sub”), Complete Solaria, Inc., a Delaware corporation (formerly known as Complete Solar Holding Corporation, the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

A. Acquiror, First Merger Sub, Second Merger Sub and the Company previously entered into that certain Business Combination Agreement dated October 3, 2022 (the “Business Combination Agreement”).

B. Section 11.11 of the Business Combination Agreement provides that the Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the parties to the Business Combination Agreement.

C. The parties to this Amendment desire to amend the Business Combination Agreement as set forth in this Amendment.

AGREEMENT

The parties to this Amendment, intending to be legally bound, agree as follows:

1. Section 1.1. The definition of “Available Acquiror Cash” in Section 1.1 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Reserved.”

2. Section 8.6. Section 8.6 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“8.6 Reserved.”

3. Section 9.3(e). Section 9.3(e) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(e) Reserved.”

4. Section 10.1(i). Section 10.1(i) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(i) Reserved.”

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5. Section 10.1(h). Section 10.1(h) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(h) Reserved.”

6. Section 10.3. Section 10.3 of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“Section 10.3 Reserved.”

7. No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Business Combination Agreement remain unchanged and continue in full force and effect.

8. No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Business Combination Agreement nor shall it constitute a waiver of any provision of the Business Combination Agreement.

9. Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party to this Amendment and to the Business Combination Agreement shall be bound by this Amendment.

10. Governing Law. This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

11. Entire Agreement; Counterparts. This Amendment, the Business Combination Agreement (as amended by this Amendment) and the documents and instruments and other agreements specifically referred to in the Business Combination Agreement or delivered pursuant thereto set forth the entire understanding of the parties hereto and thereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format of this Amendment with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Amendment.

[Signature Pages Follow]

A-1-2

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

COMPLETE SOLARIA, INC.

By:	/s/ William Anderson
Name:	William Anderson
Title:	Chief Executive Officer

[Signature Page to First Amendment to BCA]

A-1-3

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

FREEDOM ACQUISITION I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

JUPITER MERGER SUB I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

JUPITER MERGER SUB II LLC

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

[Signature Page to First Amendment to BCA]

A-1-4

Annex A-2

SECOND AMENDMENT TO

BUSINESS COMBINATION AGREEMENT

This SECOND AMENDMENT TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is made and entered into as of January 17, 2023, by and among Freedom Acquisition I Corp., a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined in the Business Combination Agreement)) (“Acquiror”), Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of Acquiror (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Acquiror (“Second Merger Sub”), Complete Solaria, Inc., a Delaware corporation (formerly known as Complete Solar Holding Corporation, the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Business Combination Agreement (as defined below).

RECITALS

A. Acquiror, First Merger Sub, Second Merger Sub and the Company previously entered into that certain Business Combination Agreement dated October 3, 2022, which was subsequently amended on December 26, 2022 (the “Business Combination Agreement”).

B. Section 11.11 of the Business Combination Agreement provides that the Business Combination Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the parties to the Business Combination Agreement.

C. The parties to this Amendment desire to amend the Business Combination Agreement as set forth in this Amendment.

AGREEMENT

The parties to this Amendment, intending to be legally bound, agree as follows:

1. Section 8.7(a). The first sentence of Section 8.7(a) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

If Acquiror and the Company determine in good faith by January 1, 2023 that it is probable that the Mergers will be consummated after March 1, 2023, Acquiror shall prepare (with the reasonable cooperation of the Company) and file with the SEC a proxy statement (such proxy statement, together with any amendments or supplements thereto, the “Extension Proxy Statement”) pursuant to which it shall seek the approval of its shareholders for proposals to amend Acquiror’s Organizational Documents to extend the time period for Acquiror to consummate its initial Business Combination for (x) up to an additional six (6) months, from March 2, 2023 to September 2, 2023 or (y) such other period of time as Acquiror and the Company may mutually agree (the “Extension Proposal”).

2. Section 10.1(e). The first sentence of Section 10.1(e) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

by written notice to the Company from Acquiror if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company, Solaria and their respective Subsidiaries taken as a whole set forth in this Agreement, such that the conditions specified in Section 9.2(a) or Section 9.2(b) would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if such Terminating Company Breach is

A-2-1

curable by the Company through the exercise of its reasonable best efforts, then, for a period of up to thirty (30) days after receipt by the Company of notice from Acquiror of such breach, but only as long as the Company continues to use its reasonable best efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period, or (ii) the Closing has not occurred on or before March 1, 2023, or, if an Extension Proposal has been approved by Acquiror’s Shareholders, September 2, 2023 (such applicable date, the “Agreement End Date”), unless Acquiror is in breach hereof, which breach would cause any condition set forth in Section 9.3(a) or Section 9.3(b) not to be satisfied.

3. No Further Amendment. Except as expressly provided in this Amendment, all of the terms and conditions of the Business Combination Agreement remain unchanged and continue in full force and effect.

4. No Waiver. Except as specifically set forth herein, the execution of this Amendment shall not operate as a waiver of any right, power or remedy of the parties under the Business Combination Agreement nor shall it constitute a waiver of any provision of the Business Combination Agreement.

5. Effect of Amendment. This Amendment shall form a part of the Business Combination Agreement for all purposes, and each party to this Amendment and to the Business Combination Agreement shall be bound by this Amendment.

6. Governing Law. This Amendment, and all claims or causes of action based upon, arising out of, or related to this Amendment, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to principles or rules of conflict of Laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction.

7. Entire Agreement; Counterparts. This Amendment, the Business Combination Agreement (as amended by this Amendment) and the documents and instruments and other agreements specifically referred to in the Business Combination Agreement or delivered pursuant thereto set forth the entire understanding of the parties hereto and thereto relating to the subject matter hereof and thereof and supersede all prior agreements and understandings among or between any of the parties relating to the subject matter hereof and thereof. This Amendment may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by electronic delivery in PDF format of this Amendment with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Amendment.

[Signature Pages Follow]

A-2-2

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

COMPLETE SOLARIA, INC.

By:	/s/ William Anderson
Name:	William Anderson
Title:	Chief Executive Officer

[Signature Page to Second Amendment to BCA]

A-2-3

IN WITNESS WHEREOF, the parties to this Amendment have caused this Amendment to be executed and delivered as of the date first set forth above.

FREEDOM ACQUISITION I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

JUPITER MERGER SUB I CORP.

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

JUPITER MERGER SUB II LLC

By:	/s/ Adam Gishen
Name:	Adam Gishen
Title:	Chief Executive Officer

[Signature Page to Second Amendment to BCA]

A-2-4

Annex B

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

COMPLETE SOLARIA, INC.

Complete Solaria, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, does hereby certify that:

ONE: The original name of this corporation is Freedom Acquisition I Corp. and the original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on [ ] (the “Certificate of Incorporation”).

TWO: This Amended and Restated Certificate of Incorporation restates, integrates and amends the provisions of the Certificate of Incorporation.

THREE: The Certificate of Incorporation is hereby amended and restated to read as follows:

I.

The name of this corporation is Complete Solaria, Inc. (the “Company”).

II.

The address of the registered office of the Company in the State of Delaware is [ ], in the City of [ ], in the County of [ ]. The name of its registered agent at that address is [ ].

III.

The purpose of the Company is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

IV.

A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is [•] shares. [•] shares of which shall be Common Stock, having a par value per share of $0.0001. [•] shares of which shall be Preferred Stock, having a par value per share of $0.0001.

B. The Preferred Stock may be issued from time to time in one or more series. The Board of Directors of the Company (the “Board of Directors”) is hereby expressly authorized to provide for the issue of all or any of the shares of the Preferred Stock in one or more series, and to fix the number of shares and to determine or alter for each such series, such voting powers, full or limited, or no voting powers, and such designation, preferences, and relative, participating, optional, or other rights and such qualifications, limitations, or restrictions thereof, as shall be stated and expressed in the resolution or resolutions adopted by the Board of Directors providing for the issuance of such shares and as may be permitted by the DGCL. Without limiting the generality of the foregoing, the resolution or resolutions providing for the establishment of any class or series of Preferred Stock may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the Preferred Stock of any other class or series. The powers, preferences and relative, participating, optional and other special rights of each class or series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may be different from those of any and all other classes or series at any time outstanding. Except as otherwise expressly provided in the resolution or resolutions providing for the establishment of any class or series of Preferred Stock, no vote of the holders of shares of Preferred Stock or Common Stock shall be a prerequisite to the issuance of any shares of any class or series of the Preferred Stock so authorized in accordance with this Amended and Restated Certificate of Incorporation. The Board of Directors is also expressly authorized to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be decreased in accordance with the foregoing sentence, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the stock of the Company entitled to vote thereon, without a separate vote of the holders of the Preferred Stock, or of any series thereof, unless a vote of any such holders is required pursuant to the terms of any certificate of designation filed with respect to any series of Preferred Stock.

C. VOTING RIGHTS. Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter properly submitted to the stockholders of the Company for their vote; provided, however, that, except as otherwise required by law, holders of Common Stock shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation filed with respect to any series of Preferred Stock).

V.

For the management of the business and for the conduct of the affairs of the Company, and in further definition, limitation and regulation of the powers of the Company, of its directors and of its stockholders or any class thereof, as the case may be, it is further provided that:

A. MANAGEMENT OF BUSINESS. The management of the business and the conduct of the affairs of the Company shall be vested in its Board of Directors. The number of directors which shall constitute the Board of Directors shall be fixed exclusively by resolutions adopted by a majority of the authorized number of directors constituting the Board of Directors.

B. ELECTION OF BOARD OF DIRECTORS.

1. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the number of the directors of the Company shall be fixed from time to time by resolution of the Board.

2. No stockholder entitled to vote at an election for directors may cumulate votes to which such stockholder is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder’s votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder’s shares are otherwise entitled, or distribute the stockholder’s votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder’s votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder’s intention to cumulate such stockholder’s votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

3. The directors of the Company need not be elected by written ballot unless the Bylaws so provide.

4. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Company shall be given in the manner provided in the Bylaws of the Company.

5. Notwithstanding the foregoing provisions of this section, each director shall serve until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. REMOVAL OF DIRECTORS.

1. Subject to any limitation imposed by applicable law, any individual director or directors may be removed with or without cause by the affirmative vote of the holders of a majority of all the then-outstanding shares of capital stock of the Company entitled to vote generally at an election of directors.

D. VACANCIES. Subject to any limitations imposed by applicable law and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors, shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by the stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified.

VI.

A. No director or officer of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

VII.

A. Unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall be the sole and exclusive forum for the following claims or causes of action under the Delaware statutory or common law: (i) any derivative claim or cause of action brought on behalf of the Company; (ii) any claim or cause of action for breach of a fiduciary duty owed by any current or former director, officer or other employee of the Company or any stockholder, to the Company or the Company’s stockholders; (iii) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company or any stockholder, arising out of or pursuant to any provision of the DGCL, this Amended and Restated Certificate of Incorporation or the Bylaws of the Company (as each may be amended from time to time); (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Amended and Restated Certificate of Incorporation or the Bylaws of the Company (as each may be amended from time to time, including any right, obligation, or remedy thereunder); (v) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (vi) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company or any stockholder, governed by the internal-affairs doctrine, in all cases to the fullest extent permitted by law and subject to the court having personal jurisdiction over the indispensable parties named as defendants. This Section A of Article VII shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. Unless the Company consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, including all causes of action asserted against any defendant named in such complaint. For the avoidance of doubt, this provision is intended to benefit and may be enforced by us, our officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering.

C. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and to have consented to the provisions of this Article VII.

VIII.

A. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the Company. Any adoption, amendment or repeal of the Bylaws of the Company by the Board of Directors shall require the approval of a majority of the authorized number of directors. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the Company; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Company required by law or by this Amended and Restated Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

B. No action shall be taken by the stockholders of the Company except at an annual or special meeting of stockholders called in accordance with the Bylaws, and no action shall be taken by the stockholders by written consent or electronic transmission.

IX.

A. The Company reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, except as provided in paragraph B. of this Article IX, and all rights conferred upon the stockholders herein are granted subject to this reservation.

B. Notwithstanding any other provisions of this Amended and Restated Certificate of Incorporation or any provision of applicable law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Company required by law or by this Amended and Restated Certificate of Incorporation or any certificate of designation filed with respect to a series of Preferred Stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of capital stock of the Company entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend or repeal Articles V, VI, VII, VIII and IX.

* * * *

FIVE: This Amended and Restated Certificate of Incorporation has been duly approved by the Board of Directors of the Company.

SIX: This Amended and Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of the Company in accordance with Section 228 of the DGCL. This Amended and Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Sections 242 and 245 of the DGCL by the stockholders of the Company.

IN WITNESS WHEREOF, the Company has caused this Amended and Restated Certificate of Incorporation to be signed by its [    ] this [    ] day of [    ], 2023.

By:
[Name] [Title]

Annex C

AMENDED AND RESTATED BYLAWS

OF

COMPLETE SOLARIA, INC.

(A DELAWARE CORPORATION)

i

(continued)

ii

BYLAWS

OF

COMPLETE SOLARIA, INC.

(A DELAWARE CORPORATION)

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of Complete Solaria, Inc. (the “corporation”) shall be located in such place as may be provided from time to time in the Certificate of Incorporation.

Section 2. Other Offices. The corporation may also have and maintain an office or principal place of business at such place as may be fixed by the Board of Directors, and may also have offices at such other places, both within and without the State of Delaware as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II

CORPORATE SEAL

Section 3. Corporate Seal. The Board of Directors may adopt a corporate seal. If adopted, the corporate seal shall consist of a die bearing the name of the corporation and the inscription, “Corporate Seal-Delaware.” Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE III

STOCKHOLDERS’ MEETINGS

Section 4. Place of Meetings. Meetings of the stockholders of the corporation may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law (“DGCL”).

Section 5. Annual Meetings.

(a) The annual meeting of the stockholders of the corporation, for the purpose of election of directors and for such other business as may properly come before it, shall be held on such date and at such time as may be designated from time to time by the Board of Directors. Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the corporation’s notice of meeting of stockholders (with respect to business other than nominations) or any supplement thereto; (ii) brought specifically by or at the direction of the Board of Directors; or (iii) by any stockholder of the corporation who was a stockholder of record at the time of giving the stockholder’s notice provided for in Section 5(b) below, who is entitled to vote at the meeting and who complied with the notice procedures set forth in this Section 5. For the avoidance of doubt, clause (iii) above shall be the exclusive means for a stockholder to make nominations and submit other business (other than matters properly included in the corporation’s notice of meeting of stockholders and proxy statement under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the “1934 Act”)) before an annual meeting of stockholders.

(b) At an annual meeting of the stockholders, only such business shall be conducted as is a proper matter for stockholder action under Delaware law and as shall have been properly brought before the meeting in accordance with the procedures below.

(i) For nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii) and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each nominee such stockholder proposes to nominate at the meeting: (1) the name, age, business address and residence address of such nominee, (2) the principal occupation or employment of such nominee, (3) the class and number of shares of each class of capital stock of the corporation which are owned of record and beneficially by such nominee, (4) the date or dates on which such shares were acquired and the investment intent of such acquisition, (5) a description of all Derivative Transactions (as defined below) by such nominee during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions, (6) a written statement executed by such nominee that such nominee agrees to tender an irrevocable resignation to the Secretary of the corporation, to be effective upon such person’s failure to receive the required vote for re-election in any uncontested election at which such person would face re-election and acceptance of such resignation by the Board of Directors, (7) a written statement executed by such nominee that such nominee acknowledges that as a director of the corporation, such nominee will owe a fiduciary duty under Delaware law with respect to the corporation and its stockholders, (8) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three (3) years, and any other material relationships, between or among any Proponent (as defined below), on the one hand, and such nominee, such nominee’s affiliates and associates and any other persons with whom such nominee (or any of such nominee’s affiliates and associates) is acting in concert, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 under Regulation S-K, (9) such other information concerning such nominee as would be required to be disclosed in a proxy statement soliciting proxies for the election of such nominee as a director in an election contest (even if an election contest is not involved), or that is otherwise required to be disclosed pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named as a nominee and to serving as a director if elected), (10) such other information as the corporation may reasonably require such nominee to furnish in order for the corporation to determine the eligibility of such nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee, and (11) a written questionnaire, in the form required by the Secretary of the corporation, with respect to the background and qualifications of such nominee and the background and other relevant facts about the Proponent and each other person on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that, among other matters, such nominee: (i) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person as to how such potential nominee, if elected as a director, will act or vote on any issue or question that has not been disclosed in such questionnaire; (ii) is not and will not become a party to any agreement, arrangement or understanding with any person other than the corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed in such questionnaire; (iii) would be in compliance, if elected or re-elected as a director, and will comply with, applicable law and all corporate governance, conflict of interest, confidentiality and other policies and guidelines of the corporation applicable to directors generally and publicly available (whether on the corporation’s website or otherwise) as of the date of such representation and agreement and (iv) intends to serve as a director for the full term for which such person is standing for election; and (B) the information required by Section 5(b)(iv). The corporation may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as an independent director of the corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such proposed nominee. Any such update or supplement shall be delivered to the Secretary at the principal executive offices of the corporation not later than five (5) business days after the request by the corporation for subsequent information has been delivered to such stockholder.

(ii) Other than proposals sought to be included in the corporation’s proxy materials pursuant to Rule 14a-8 under the 1934 Act, for business other than nominations for the election to the Board of Directors to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 5(a), the stockholder must deliver written notice to the Secretary at the principal executive offices of the corporation on a timely basis as set forth in Section 5(b)(iii), and must update and supplement such written notice on a timely basis as set forth in Section 5(c). Such stockholder’s notice shall set forth: (A) as to each matter such stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment), and any material interest (including any anticipated benefit of such business to any Proponent (as defined below) other than solely as a result of its ownership of the corporation’s capital stock, that is material to any Proponent individually, or to the Proponents in the aggregate) in such business of any Proponent; and (B) the information required by Section 5(b)(iv).

(iii) To be timely, the written notice required by Section 5(b)(i) or 5(b)(ii) must be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting of the stockholders of the corporation; provided, however, that, subject to the last sentence of this Section 5(b)(iii), in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall an adjournment or a postponement of an annual meeting of the stockholders of the corporation for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(iv) The written notice required by Section 5(b)(i) or 5(b)(ii) shall also set forth, as of the date of the notice and as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (each, a “Proponent” and collectively, the “Proponents”): (A) the name and address of each Proponent, as they appear on the corporation’s books; (B) the class, series and number of shares of the corporation that are owned beneficially and of record by each Proponent; (C) a description of any agreement, arrangement or understanding (whether oral or in writing) with respect to such nomination or proposal between or among any Proponent and any of its affiliates or associates, and any others (including their names) acting in concert, or otherwise under the agreement, arrangement or understanding, with any of the foregoing; (D) any proxy, contract, arrangement, understanding or relationship pursuant to which any Proponent or such Proponent’s nominee has a right to vote any class or series of shares of the corporation; (E) any direct or indirect interest of any Proponent or such Proponent’s nominee in any contract with the corporation, any affiliate of the corporation or any principal competitor of the corporation (including, without limitation, any employment agreement, collective bargaining agreement or consulting agreement); (F) a representation that the Proponents are holders of record or beneficial owners, as the case may be, of shares of the corporation entitled to vote at the meeting and intend to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice (with respect to a notice under Section 5(b)(i)) or to propose the business that is specified in the notice (with respect to a notice under Section 5(b)(ii)); (G) a representation as to whether the Proponents intend to deliver a proxy statement and form of proxy to holders of a sufficient number of holders of the corporation’s voting shares to elect such nominee or nominees (with respect to a notice under Section 5(b)(i)) or to carry such proposal (with respect to a notice under Section 5(b)(ii)); (H) to the extent known by any Proponent, the name and address of any other stockholder supporting the proposal on the date of such stockholder’s notice; (I) any pending or threatened litigation in which any Proponent is a party; (J) if such Proponent is not a natural person, the identity of the natural person or persons associated with such Proponent responsible for the formulation of and decision to propose the business to be brought before the meeting (such person or persons, the “Responsible Person”), the manner in which such Responsible Person was selected, any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Proponent, the qualifications and background of such Responsible Person and any material interests or relationships of such Responsible Person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the corporation and that reasonably could have influenced the decision of such Proponent to propose such business to be brought before the meeting of stockholders; (K) a certification regarding whether each Proponent has complied with all federal, state and other legal requirements in connection with such Proponent’s acquisition of shares of capital stock or other securities of the corporation; (L) any other information relating to each Proponent that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for stockholder proposals pursuant to Section 14 of the 1934 Act; (M) a description of all Derivative Transactions (as defined below) by each Proponent during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; (N) any significant equity interest in, or any Derivative Transaction with respect to, any principal competitor of the corporation held by any Proponent; and (O) in the case of director nominations being brought before an annual meeting, a written undertaking by such Proponent or the beneficial owner, if any, on whose behalf the nomination is made that such party will deliver, (i) at least 20 calendar days before the annual meeting, a copy of its definitive proxy statement and form of proxy or (ii) at least 40 calendar days before the annual meeting a Notice of Internet Availability of Proxy Materials that would satisfy the requirements of Rule 14a-16(d) of the Exchange Act, in each case, to holders of at least 67% of the voting power of all of the shares of capital stock of the corporation entitled to vote generally in the election of directors.

For purposes of this Section 5, a “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proponent or any of its affiliates or associates, whether record or beneficial:

(w) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the corporation,

(x) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the corporation,

(y) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or

(z) which provides the right to vote or increase or decrease the voting power of, such Proponent, or any of its affiliates or associates, with respect to any securities of the corporation,

which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proponent in the securities of the corporation held by any general or limited partnership, or any limited liability company, of which such Proponent is, directly or indirectly, a general partner or managing member.

(c) A stockholder providing written notice required by Section 5(b)(i) or (ii) shall update and supplement such notice in writing, if necessary, so that the information provided or required to be provided in such notice is true and correct in all material respects as of (i) the record date for the meeting and (ii) the date that is five (5) business days prior to the meeting and, in the event of any adjournment or postponement thereof, five

(5) business days prior to such adjourned or postponed meeting. In the case of an update and supplement pursuant to clause (i) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than five (5) business days after the record date for the meeting. In the case of an update and supplement pursuant to clause (ii) of this Section 5(c), such update and supplement shall be received by the Secretary at the principal executive offices of the corporation not later than two (2) business days prior to the date for the meeting, and, in the event of any adjournment or postponement thereof, two (2) business days prior to such adjourned or postponed meeting.

(d) Notwithstanding anything in Section 5(b)(iii) to the contrary, in the event that the number of directors of the Board of Directors of the corporation is increased and there is no public announcement of the appointment of a director, or, if no appointment was made, of the vacancy, made by the corporation at least ten (10) days before the last day a stockholder may deliver a notice of nomination in accordance with Section 5(b)(iii), a stockholder’s notice required by this Section 5 and which complies with the requirements in Section 5(b)(i), other than the timing requirements in Section 5(b)(iii), shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the corporation. In no event shall an adjournment or a postponement of an annual meeting of the stockholders of the corporation for which notice has been given, or the public announcement thereof has been made, commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(e) A person shall not be eligible for election or re-election as a director, unless the person is nominated in accordance with either clause (ii) or (iii) of Section 5(a). Further, no business shall be conducted at an annual meeting of the stockholders except business brought before such annual meeting in accordance with this Section 5. Except as otherwise required by law, the chairperson of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, or the Proponent does not act in accordance with the requirements and representations in Sections 5(b)(iv)(F) and 5(b)(iv)(G), to declare that such proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded, notwithstanding that proxies in respect of such nominations or such business may have been solicited or received. Notwithstanding anything in these Bylaws to the contrary, unless otherwise required by law, if a Proponent intending to propose business or make nominations at an annual meeting of the stockholders (or a qualified representative of the Proponent) does not appear at the meeting to present the proposed business or nominations, such business or nominations shall not be considered, notwithstanding that proxies in respect of such business or nominations may have been solicited or received.

(f) Notwithstanding the foregoing provisions of this Section 5, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders’ meeting, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to proposals and/or nominations to be considered pursuant to Section 5(a)(iii).

(g) For purposes of this Section 5,

(i) “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the 1934 Act; and

(ii) “affiliates” and “associates” shall have the meanings set forth in Rule 405 under the Securities Act of 1933, as amended (the “1933 Act”).

Section 6. Special Meetings.

(a) Special meetings of the stockholders of the corporation may be called, for any purpose as is a proper matter for stockholder action under Delaware law, by (i) the Chairperson of the Board of Directors, (ii) the Chief Executive Officer, or (iii) the Board of Directors pursuant to a resolution adopted by a majority of the total number of authorized directors (whether or not there exist any vacancies in previously authorized directorships at the time any such resolution is presented to the Board of Directors for adoption). A special meeting may not be called by any other person or person(s).

(b) The Board of Directors shall determine the time and place, if any, of such special meeting. Upon determination of the time and place, if any, of the meeting, the Secretary shall cause a notice of meeting to be given to the stockholders entitled to vote, in accordance with the provisions of Section 7. No business may be transacted at such special meeting otherwise than specified in the notice of meeting.

(c) Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected (i) by or at the direction of the Board of Directors or (ii) by any stockholder of the corporation who is a stockholder of record at the time of giving notice provided for in this paragraph, who shall be entitled to vote at the meeting and who delivers written notice to the Secretary of the corporation setting forth the information required by Section 5(b)(i). In the event the corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder of record may nominate a person or persons (as the case may be), for election to such position(s) as specified in the corporation’s notice of meeting, if written notice setting forth the information required by Section 5(b)(i) shall be received by the Secretary at the principal executive offices of the corporation not later than the close of business on the later of the ninetieth (90th) day prior to such meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. The stockholder shall also update and supplement such information as required under Section 5(c). In no event shall an adjournment or a postponement of a special meeting for which notice has been given, or the public announcement thereof has been made, commence a new time period for the giving of a stockholder’s notice as described above.

(d) Notwithstanding the foregoing provisions of this Section 6, a stockholder must also comply with all applicable requirements of the 1934 Act and the rules and regulations thereunder with respect to matters set forth in this Section 6. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the 1934 Act; provided, however, that any references in these Bylaws to the 1934 Act or the rules and regulations thereunder are not intended to and shall not limit the requirements applicable to nominations for the election to the Board of Directors to be considered pursuant to Section 6(c).

Section 7. Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the corporation. If sent via electronic transmission, notice is given as of the sending time recorded at the time of transmission. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof, or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by their attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

Section 8. Quorum. At all meetings of stockholders, except where otherwise provided by statute or by the Certificate of Incorporation, or by these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairperson of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by statute or by applicable stock exchange rules, or by the Certificate of Incorporation or these Bylaws, in all matters other than the election of directors, the affirmative vote of the majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by statute, the Certificate of Incorporation or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the statute or by the Certificate of Incorporation or these Bylaws or by applicable stock exchange rules, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by statute or by the Certificate of Incorporation or these Bylaws or by applicable stock exchange rules, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

Section 9. Adjournment And Notice Of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairperson of the meeting or by the vote of the holders of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 10. Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three (3) years from its date of creation unless the proxy provides for a longer period.

Section 11. Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two (2) or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two (2) or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting shall have the following effect: (a) if only one (1) votes, their act binds all; (b) if more than one (1) votes, the act of the majority so voting binds all; (c) if more than one (1) votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in the DGCL, Section 217(b). If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of subsection (c) shall be a majority or even-split in interest.

Section 12. List of Stockholders. The Secretary shall prepare and make a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days ending on the day before the meeting date, (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the corporation. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation.

Section 13. Inspector of Election. Before any meeting of stockholders, the Board of Directors shall appoint an inspector or inspectors of election to act at the meeting or its adjournment. The number of inspectors shall be either one or three. Inspectors may be employees of the corporation or otherwise serve the corporation in other capacities. If any person appointed as inspector fails to appear or fails or refuses to act, then the chairperson of the meeting may, and upon the request of any stockholder or a stockholder’s proxy shall, appoint a person to fill that vacancy; provided further that, in any case, if no inspector or alternate is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint at least one inspector to act at the meeting.

Each inspector, before entering upon the discharge of their duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of their ability. Such inspectors shall:

(i) determine the number of shares outstanding and the voting power of each, the number of shares represented at the meeting, the existence of a quorum, and the authenticity, validity, and effect of proxies;

(ii) receive votes, ballots or consents;

(iii) hear and determine all challenges and questions in any way arising in connection with the right to vote;

(iv) count and tabulate all votes or consents;

(v) determine when the polls shall close;

(vi) determine the result;

(vii) certify their determination of the number of shares represented at the meeting and their count of all votes and ballots; and

(viii) do any other acts that may be proper to conduct the election or vote with fairness to all stockholders.

The inspectors of election shall perform their duties impartially, in good faith, to the best of their ability and as expeditiously as is practical. If there are three inspectors of election, the decision, act or certificate of a majority is effective in all respects as the decision, act or certificate of all. Any report or certificate made by the inspectors of election is prima facie evidence of the facts stated therein.

Section 14. Action Without Meeting.

No action shall be taken by the stockholders except at an annual or special meeting of stockholders called in accordance with these Bylaws, and no action shall be taken by the stockholders by written consent or by electronic transmission.

Section 15. Organization.

(a) At every meeting of stockholders, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the President, or, if the President is absent, a chairperson of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall act as chairperson. The Secretary, or, in their absence, an Assistant Secretary or other officer or other person directed to do so by the President, shall act as secretary of the meeting.

(b) The Board of Directors of the corporation shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairperson of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, with consultation by the Lead Independent Director (as defined below), rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the chairperson shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board of Directors or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE IV

DIRECTORS

Section 16. Number And Term Of Office. The authorized number of directors of the corporation shall be fixed in accordance with the Certificate of Incorporation. Directors need not be stockholders unless so required by the Certificate of Incorporation. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient at a special meeting of the stockholders called for that purpose in the manner provided in these Bylaws. Each director shall serve until their successor is duly elected and qualified or until their earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 17. Powers. The business and affairs of the corporation shall be managed by or under the direction of the Board of Directors, except as may be otherwise provided by statute or by the Certificate of Incorporation.

Section 18. Board of Directors. Notwithstanding the provisions of this section, each director shall serve until their successor is duly elected and qualified or until their earlier death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Section 19. Vacancies. Unless otherwise provided in the Certificate of Incorporation, and subject to the rights of the holders of any series of Preferred Stock, any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders and except as otherwise provided by applicable law, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board of Directors, or by a sole remaining director, and not by the stockholders, provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate of Incorporation, vacancies and newly created directorships of such class or classes or series shall, unless the Board of Directors determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected, and not by the stockholders. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director’s successor shall have been elected and qualified, or until such director’s prior death, resignation, retirement, disqualification or other removal. A vacancy in the Board of Directors shall be deemed to exist under this Bylaw in the case of the death, removal or resignation of any director.

Section 20. Resignation. Any director may resign at any time by delivering their notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time. If no such specification is made, it shall be deemed effective at the time of delivery to the Secretary. When one or more directors shall resign from the Board of Directors, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each Director so chosen shall hold office for the unexpired portion of the term of the Director whose place shall be vacated and until their successor shall have been duly elected and qualified.

Section 21. Removal. Subject to any limitation imposed by applicable law or the Certificate of Incorporation, any individual director or directors may be removed with or without cause by the affirmative vote of the holders of a majority of all the then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

Section 22. Meetings.

(a) Regular Meetings. Unless otherwise restricted by the Certificate of Incorporation, regular meetings of the Board of Directors may be held at any time or date and at any place within or without the State of Delaware which has been designated by the Board of Directors and publicized among all directors, either orally or in writing, by telephone, including a voice-messaging system or other system designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means. No further notice shall be required for regular meetings of the Board of Directors.

(b) Special Meetings. Unless otherwise restricted by the Certificate of Incorporation, special meetings of the Board of Directors may be held at any time and place within or without the State of Delaware whenever called by the Chairperson of the Board, the Chief Executive Officer or a majority of the authorized number of directors.

(c) Meetings by Electronic Communications Equipment. Any member of the Board of Directors, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d) Notice of Special Meetings. Notice of the time and place of all special meetings of the Board of Directors shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least twenty-four (24) hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, charges prepaid, at least three (3) days before the date of the meeting. Notice of any meeting may be waived in writing, or by electronic transmission, at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e) Waiver of Notice. The transaction of all business at any meeting of the Board of Directors, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though it had been transacted at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 23. Quorum and Voting.

(a) Unless the Certificate of Incorporation requires a greater number, and except as provided in Section 19 (Vacancies) with respect to filling vacancies on the Board of Directors or except with respect to questions related to indemnification arising under Section 45 for which a quorum shall be one-third of the exact number of directors fixed from time to time, a quorum of the Board of Directors shall consist of a majority of the exact number of directors fixed from time to time by the Board of Directors in accordance with the Certificate of Incorporation; provided, however, at any meeting whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board of Directors, without notice other than by announcement at the meeting.

(b) At each meeting of the Board of Directors at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate of Incorporation or these Bylaws.

Section 24. Action Without Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 25. Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board of Directors, including, if so approved, by resolution of the Board of Directors, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board of Directors and at any meeting of a committee of the Board of Directors and equity awards for service as Directors. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

Section 26. Committees.

(a) Executive Committee. The Board of Directors may appoint an Executive Committee to consist of one (1) or more members of the Board of Directors. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board of Directors shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending or repealing any Bylaw of the corporation.

(b) Other Committees. The Board of Directors may, from time to time, appoint such other committees as may be permitted by law including, without limitation, an audit committee, compensation committee, and nominating and corporate governance committee. Such other committees appointed by the Board of Directors shall consist of one (1) or more members of the Board of Directors and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c) Term. The Board of Directors, subject to any requirements of applicable law and stock exchange rules and any outstanding series of Preferred Stock and the provisions of subsections (a) or (b) of this Section 26, may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of their death or voluntary resignation from the committee or from the Board of Directors. The Board of Directors may at any time for any reason remove any individual committee member and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee and subject to the requirements of applicable law and stock exchange rules, the member or members thereof present at any meeting and not disqualified from voting, whether or not they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member.

(d) Meetings. Unless the Board of Directors shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 26 shall be held at such times and places as are determined by the Board of Directors, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any Director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of Directors of the time and place of special meetings of the Board of Directors. Notice of any special meeting of any committee may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board of Directors in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

Section 27. Lead Independent Director. The Chairperson of the Board of Directors, or if the Chairperson is not an independent director, one of the independent directors, may be designated by the Board of Directors as lead independent director to serve until replaced by the Board of Directors (“Lead Independent Director”). The Lead Independent Director will: serve as chairperson of Board of Directors meetings in the absence of the Chairperson of the Board of Directors; establish the agenda for meetings of the independent directors; coordinate with the committee chairs regarding meeting agendas and informational requirements; preside over meetings of the independent directors; preside over any portions of meetings of the Board of Directors at which the evaluation or compensation of the Chief Executive Officer is presented or discussed; preside over any portions of meetings of the Board of Directors at which the performance of the Board of Directors is presented or discussed; and coordinate the activities of the other independent directors and perform such other duties as may be established or delegated by the Chairperson of the Board of Directors.

Section 28. Organization. At every meeting of the directors, the Chairperson of the Board of Directors, or, if a Chairperson has not been appointed or is absent, the Lead Independent Director, or if the Lead Independent Director has not been appointed or is absent, the Chief Executive Officer (if a director), or, if a Chief Executive

Officer is absent, the President (if a director), or if the President is absent, the most senior Vice President (if a director), or, in the absence of any such person, a chairperson of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in their absence, any Assistant Secretary or other officer or director or other person directed to do so by the Chairperson of the Board, the Lead Independent Director or the President, shall act as secretary of the meeting.

ARTICLE V

OFFICERS

Section 29. Officers Designated. The officers of the corporation shall include, if and when designated by the Board of Directors, the Chief Executive Officer, the President, one or more Vice Presidents, the Secretary, the Chief Financial Officer and the Treasurer. The Board of Directors may also appoint one or more Assistant Secretaries and Assistant Treasurers and such other officers and agents with such powers and duties as it shall deem necessary. The Board of Directors may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the corporation shall be fixed by or in the manner designated by the Board of Directors.

Section 30. Tenure And Duties Of Officers.

(a) General. All officers shall hold office at the pleasure of the Board of Directors and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board of Directors may be removed at any time by the Board of Directors. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

(b) Duties of Chief Executive Officer. The Chief Executive Officer shall preside at all meetings of the stockholders (subject to Section 15) and at all meetings of the Board of Directors, unless the Chairperson of the Board of Directors or the Lead Independent Director has been appointed and is present. Unless an officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. To the extent that a Chief Executive Officer has been appointed and no President has been appointed, all references in these Bylaws to the President shall be deemed references to the Chief Executive Officer. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(c) Duties of President. The President shall preside at all meetings of the stockholders (subject to Section 15) and at all meeting of the Board of Directors, unless the Chairperson of the Board of Directors, the Lead Independent Director, or the Chief Executive Officer has been appointed and is present. Unless another officer has been appointed Chief Executive Officer of the corporation, the President shall be the chief executive officer of the corporation and shall, subject to the control of the Board of Directors, have general supervision, direction and control of the business and officers of the corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time.

(d) Duties of Vice Presidents. The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board of Directors or the Chief Executive Officer, or, if the Chief Executive Officer has not been appointed or is absent, the President shall designate from time to time.

(e) Duties of Secretary. The Secretary shall attend all meetings of the stockholders and of the Board of Directors and shall record all acts and proceedings thereof in the minute book of the corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board of Directors and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers, as the Board of Directors shall designate from time to time. The President may direct any Assistant Secretary or other officer to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(f) Duties of Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Chief Financial Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time. To the extent that a Chief Financial Officer has been appointed and no Treasurer has been appointed, all references in these Bylaws to the Treasurer shall be deemed references to the Chief Financial Officer. The President may direct the Treasurer, if any, or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

(g) Duties of Treasurer. Unless another officer has been appointed Chief Financial Officer of the corporation, the Treasurer shall be the chief financial officer of the corporation and shall keep or cause to be kept the books of account of the corporation in a thorough and proper manner and shall render statements of the financial affairs of the corporation in such form and as often as required by the Board of Directors or the President, and, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the corporation. The Treasurer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board of Directors or the President shall designate from time to time.

Section 31. Delegation Of Authority. The Board of Directors may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.

Section 32. Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission to the Board of Directors or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the corporation under any contract with the resigning officer.

Section 33. Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written consent in writing or by electronic transmission of the directors in office at the time, or by any committee or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

ARTICLE VI

EXECUTION OF CORPORATE INSTRUMENTS AND VOTING OF SECURITIES

OWNED BY THE CORPORATION

Section 34. Execution Of Corporate Instruments. The Board of Directors may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the corporation any corporate instrument or document, or to sign on behalf of the corporation the corporate name without limitation, or to enter into contracts on behalf of the corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the corporation.

All checks and drafts drawn on banks or other depositaries on funds to the credit of the corporation or in special accounts of the corporation shall be signed by such person or persons as the Board of Directors shall authorize so to do.

Unless authorized or ratified by the Board of Directors or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

Section 35. Voting Of Securities Owned By The Corporation. All stock and other securities of other corporations owned or held by the corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board of Directors, or, in the absence of such authorization, by the Chairperson of the Board of Directors, the Chief Executive Officer, the President, or any Vice President.

ARTICLE VII

SHARES OF STOCK

Section 36. Form And Execution Of Certificates. The shares of the corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, of the corporation shall be in such form as is consistent with the Certificate of Incorporation and applicable law. Every holder of stock represented by certificate in the corporation shall be entitled to have a certificate signed by or in the name of the corporation by the Chairperson of the Board of Directors, or the President or any Vice President and by the Treasurer or Assistant Treasurer or the Secretary or Assistant Secretary, certifying the number of shares owned by them in the corporation. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if they were such officer, transfer agent, or registrar at the date of issue.

Section 37. Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner’s legal representative, to agree to indemnify the corporation in such manner as it shall require or to give the corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

Section 38. Transfers.

(a) Transfers of record of shares of stock of the corporation shall be made only upon its books by the holders thereof, in person or by attorney duly authorized, and, in the case of stock represented by certificate, upon the surrender of a properly endorsed certificate or certificates for a like number of shares.

(b) The corporation shall have power to enter into and perform any agreement with any number of stockholders of any one or more classes of stock of the corporation to restrict the transfer of shares of stock of the corporation of any one or more classes owned by such stockholders in any manner not prohibited by the DGCL.

(c) The Board of Directors may appoint, or authorize any officer or officers to appoint, one or more transfer agents and one or more registrars.

Section 39. Fixing Record Dates.

(a) In order that the corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall, subject to applicable law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

(b) In order that the corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 40. Registered Stockholders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE VIII

OTHER SECURITIES OF THE CORPORATION

Section 41. Execution Of Other Securities. All bonds, debentures and other corporate securities of the corporation, other than stock certificates (covered in Section 36), may be signed by the Chairperson of the Board of Directors, the President or any Vice President, or such other person as may be authorized by the Board of Directors, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature or electronic signature, of a trustee under an indenture pursuant to which such bond, debenture or other corporate security shall be issued, the signatures or electronic signatures of the persons signing and attesting the corporate seal on such bond, debenture or other corporate security may be the imprinted facsimile of the signatures or electronic signatures of such persons. Interest coupons appertaining to any such bond, debenture or other corporate security, authenticated by a trustee as aforesaid, shall be signed or electronically signed by the Treasurer or an Assistant Treasurer of the corporation or such other person as may be authorized by the Board of Directors, or bear imprinted thereon the facsimile or electronic signature of such person. In case any officer who shall have signed or attested any bond, debenture or other corporate security, or whose facsimile or electronic signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture or other corporate security so signed or attested shall have been delivered, such bond, debenture or other corporate security nevertheless may be adopted by the corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the corporation.

ARTICLE IX

DIVIDENDS

Section 42. Declaration Of Dividends. Dividends upon the capital stock of the corporation, subject to the provisions of the Certificate of Incorporation and applicable law, if any, may be declared by the Board of Directors pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate of Incorporation and applicable law.

Section 43. Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the Board of Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the corporation, or for such other purpose as the Board of Directors shall think conducive to the interests of the corporation, and the Board of Directors may modify or abolish any such reserve in the manner in which it was created.

ARTICLE X

FISCAL YEAR

Section 44. Fiscal Year. The fiscal year of the corporation shall be fixed by resolution of the Board of Directors.

ARTICLE XI

INDEMNIFICATION

Section 45. Indemnification of Directors, Executive Officers, Other Officers, Employees and Other Agents.

(a) Directors and Executive Officers. The corporation shall indemnify its directors and executive officers (for the purposes of this Article XI, “executive officers” shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the extent not prohibited by the DGCL or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the DGCL or any other applicable law or (iv) such indemnification is required to be made under subsection (d).

(b) Other Officers, Employees and Other Agents. The corporation shall have power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Board of Directors shall determine.

(c) Expenses. The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that they are or were a director or executive officer, of the corporation, or are or were serving at the request of the corporation as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding provided, however, that if the DGCL requires, an advancement of expenses incurred by a director or executive officer in their capacity as a director or executive officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified for such expenses under this section or otherwise.

Notwithstanding the foregoing, unless otherwise determined pursuant to subsection (e), no advance shall be made by the corporation to an executive officer of the corporation (except by reason of the fact that such executive officer is or was a director of the corporation in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of directors who were not parties to the proceeding, even if not a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

(d) Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Bylaw shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or executive officer. Any right to indemnification or advances granted by this section to a director or executive officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. To the extent permitted by law, the claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such executive officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that their conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because they have met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e) Non-Exclusivity of Rights. The rights conferred on any person by this Bylaw shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate of Incorporation, Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in their official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL, or by any other applicable law.

(f) Survival of Rights. The rights conferred on any person by this Bylaw shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g) Insurance. To the fullest extent permitted by the DGCL or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this section.

(h) Amendments. Any repeal or modification of this section shall only be prospective and shall not affect the rights under this Bylaw in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

(i) Saving Clause. If this Bylaw or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this section that shall not have been invalidated, or by any other applicable law. If this section shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and executive officer to the full extent under any other applicable law.

(j) Certain Definitions. For the purposes of this Bylaw, the following definitions shall apply:

(i) The term “proceeding” shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii) The term “expenses” shall be broadly construed and shall include, without limitation, court costs, attorneys’ fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii) The term the “corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this section with respect to the resulting or surviving corporation as they would have with respect to such constituent corporation if its separate existence had continued.

(iv) References to a “director,” “executive officer,” “officer,” “employee,” or “agent” of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v) References to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to

“serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner they reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

ARTICLE XII

NOTICES

Section 46. Notices.

(a) Notice To Stockholders. Written notice to stockholders of stockholder meetings shall be given as provided in Section 7 herein. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by US mail or nationally recognized overnight courier, or by facsimile, telegraph or telex or by electronic mail or other electronic means.

(b) Notice To Directors. Any notice required to be given to any director may be given by the method stated in subsection (a), as otherwise provided in these Bylaws, or by overnight delivery service, facsimile, telex or telegram, except that such notice other than one which is delivered personally shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c) Affidavit Of Mailing. An affidavit of mailing, executed by a duly authorized and competent employee of the corporation or its transfer agent appointed with respect to the class of stock affected, or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d) Methods of Notice. It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e) Notice To Person With Whom Communication Is Unlawful. Whenever notice is required to be given, under any provision of law or of the Certificate of Incorporation or Bylaws of the corporation, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f) Notice to Stockholders Sharing an Address. Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate of Incorporation or the Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the corporation within sixty (60) days of having been given notice by the corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the corporation.

ARTICLE XIII

AMENDMENTS

Section 47. Amendments. Subject to the limitations set forth in Section 45(h) or the provisions of the Certificate of Incorporation, the Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders also shall have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by the Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2/3%) of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE XIV

LOANS TO OFFICERS

Section 48. Loans To Officers. Except as otherwise prohibited by applicable law, the corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the corporation or of its subsidiaries, including any officer or employee who is a Director of the corporation or its subsidiaries, whenever, in the judgment of the Board of Directors, such loan, guarantee or assistance may reasonably be expected to benefit the corporation. The loan, guarantee or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board of Directors shall approve, including, without limitation, a pledge of shares of stock of the corporation. Nothing in these Bylaws shall be deemed to deny, limit or restrict the powers of guaranty or warranty of the corporation at common law or under any statute.

Annex D

COMPLETE SOLAR HOLDING CORPORATION

NOTE SUBSCRIPTION AGREEMENT

NOTE SUBSCRIPTION AGREEMENT (this “Subscription Agreement”) dated as of October 3, 2022, by and between Complete Solar Holding Corporation, a Delaware corporation (the “Issuer”), and the undersigned (“Subscriber” or “you”).

WHEREAS, the Issuer and The Solaria Corporation, a Delaware corporation (“Solaria”), will, concurrently with the execution of this Subscription Agreement, enter into that certain Agreement and Plan of Merger, dated as or near the date hereof (as amended, modified, supplemented or waived from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which a merger subsidiary of the Issuer will merge with and into Solaria, with Solaria surviving and becoming an indirect wholly owned subsidiary of the Issuer (together with the other transactions contemplated by the Merger Agreement, the “CS Merger”);

WHEREAS, the Issuer and Freedom Acquisition I Corp., a blank check company organized under the laws of the Cayman Islands (“FACT”), are contemplating entering into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, among other things, a merger subsidiary of FACT will merge with and into the Issuer (following the closing of the CS Merger), with the Issuer surviving and becoming a wholly-owned subsidiary of FACT (the “Business Combination”, and together with the CS Merger, the “Transactions”); and

WHEREAS, Subscriber desires to subscribe for and purchase from the Issuer, contingent upon the entry by Issuer and FACT into the Business Combination Agreement, a Convertible Promissory Note in the form attached hereto as Exhibit A (the “Note”) in the principal amount and for the purchase price set forth on the signature page hereto (the “Purchase Price”), and the Issuer desires to issue and sell to Subscriber the Note in consideration of the payment of the Purchase Price therefor by or on behalf of Subscriber to the Issuer, all on the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

For ease of administration, this single Subscription Agreement is being executed so as to enable each Subscriber identified on the signature page to enter into a Subscription Agreement, severally, but not jointly. The decision of Subscriber to purchase the Note pursuant to this Subscription Agreement has been made by Subscriber independently of any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Issuer or any of its subsidiaries which may have been made or given by any such investor or by any agent or employee of any such investor, and neither Subscriber nor any of its agents or employees shall have any liability to any such investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Subscriber acknowledges that no other subscriber has acted as agent for Subscriber in connection with making its investment hereunder and no other subscriber will be acting as agent of Subscriber in connection with monitoring its investment in the Note or enforcing its rights under this Subscription Agreement.

1. Subscription. Subject to the terms and conditions hereof, at the Closing (as defined below), Subscriber hereby agrees to subscribe for and purchase, and the Issuer hereby agrees to issue and sell to Subscriber, upon the payment of the Purchase Price, the Note having a principal amount set forth on the signature page hereto (such subscription and issuance, the “Subscription”). Notwithstanding anything herein to the contrary, the consummation of the Subscription is contingent upon the satisfaction or waiver of the conditions set forth in Section 3.

2. Representations, Warranties and Agreements.

2.1. Subscriber’s Representations, Warranties and Agreements. To induce the Issuer to issue the Note, Subscriber hereby represents and warrants to the Issuer and acknowledges and agrees with the Issuer, as of the date hereof and as of the Closing Date, as follows:

2.1.1. Subscriber has [been duly formed or incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with power] and authority to enter into, deliver and perform its obligations under this Subscription Agreement.

2.1.2. This Subscription Agreement has been duly authorized, validly executed and delivered by Subscriber. Assuming that this Subscription Agreement constitutes the valid and binding agreement of the Issuer, this Subscription Agreement is the valid and binding obligation of Subscriber, and is enforceable against Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

2.1.3. The execution, delivery and performance by Subscriber of this Subscription Agreement and the consummation of the transactions contemplated herein do not and will not [(i) result in any violation of the provisions of the organizational documents of Subscriber or any of its subsidiaries or (ii)] result in any violation of any law, statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over Subscriber that would reasonably be expected to have a material adverse effect on the legal authority of Subscriber to enter into and timely perform its obligations under this Subscription Agreement (a “Subscriber Material Adverse Effect”).

2.1.4. Subscriber (i) is (a) a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) (“QIB”) or an “accredited investor” (as defined in Rule 501 of the Securities Act) within the meaning of Rule 501(a) under the Securities Act, (b) an Institutional Account as defined in FINRA Rule 4512(c) and (c) a sophisticated [institutional] investor, experienced in investing in transactions of the type contemplated by this Subscription Agreement and capable of evaluating investment risks independently, both in general and with regard to all transactions and investment strategies involving a security or securities, including Subscriber’s participation in the purchase of the Note, in each case, satisfying the applicable requirements set forth on Schedule I, and confirms that it is fully familiar, following advice of its own legal counsel, with the implications of being a QIB who is investing in the Note, (ii) is acquiring the Note only for its own account and not for the account of others, or if Subscriber is subscribing for the Note as a fiduciary or agent for one or more investor accounts, each owner of such account is a QIB, and Subscriber has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations, warranties and agreements herein on behalf of each owner of each such account, for investment purposes only and not with a view to any distribution of the Note in any manner that would violate the securities laws of the United States or any other applicable jurisdiction and (iii) has exercised independent judgment in evaluating its participation in the purchase of the Note and is not acquiring the Note with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule I following the signature page hereto). Accordingly, Subscriber understands that the offering of the Note meets (x) the exemptions from filing under FINRA Rules 5123(b)(1)(C) or (J) and 5123(b)(1)(A) and (y) the institutional customer exemption under FINRA Rule 2111(b). [Subscriber is not an entity formed for the specific purpose of acquiring the Note.]

2.1.5. Subscriber understands that the Note is being offered in a transaction not involving any public offering within the meaning of the Securities Act, that the sale to the Subscriber is being made in reliance on a private placement exemption from registration under the Securities Act, that the Note has not been registered under the Securities Act or any other applicable securities laws, and that the Note is being offered for resale in transaction not requiring registration under the Securities Act. Except in respect of any stock lending program, Subscriber understands that the Note may not be offered, sold, resold, transferred, pledged or otherwise disposed of by Subscriber absent an effective registration statement under the Securities Act, except (i) to the Issuer or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur solely outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from or in a transaction not subject to the registration requirements of the Securities Act, and in each case, in accordance with any other applicable securities laws, and that the Note shall be subject to a legend to such effect (provided that such legends will be eligible for removal upon compliance with the relevant resale provisions of Rule 144). Subscriber acknowledges that the Note will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Subscriber understands and agrees that the Note will be subject to the foregoing restrictions and, as a result, Subscriber may not be able to readily resell the Note and may be required to bear the financial risk of an investment in the Note for an indefinite period of time. Subscriber understands that it has been advised to consult independent legal counsel prior to making any offer, resale, pledge or transfer of the Note. Subscriber has determined based on its own independent review and such professional advice as it deems appropriate that the Note is a suitable investment for Subscriber, notwithstanding the substantial risks inherent in investing in or holding the Note.

2.1.6. Subscriber understands and agrees that Subscriber is purchasing the Note directly from the Issuer. Subscriber further acknowledges that there have been no representations, warranties, covenants or agreements made to Subscriber by the Issuer, Solaria, FACT, or any of their respective affiliates, officers or directors, expressly or by implication, other than those representations, warranties, covenants and agreements expressly set forth in this Subscription Agreement [or a side letter between the Issuer and the Subscriber], and Subscriber is not relying on any representations, warranties or covenants other than those expressly set forth in this Subscription Agreement [or a side letter between the Issuer and the Subscriber].

2.1.7. In making its decision to purchase the Note, Subscriber represents that it has relied solely upon independent investigation made by Subscriber and the representations, warranties and covenants of the Issuer expressly set forth in this Subscription Agreement. Without limiting the generality of the foregoing, Subscriber acknowledges that it is not relying upon, and has not relied on any representations, warranties, statements or other information provided by anyone. Subscriber acknowledges and agrees that Subscriber has received, had access to and has had an adequate opportunity to review such information as Subscriber deems necessary in order to make an investment decision with respect to the Note, including with respect to the Issuer and the Transactions, and that such information is preliminary and subject to change and that none of the Issuer or any other person is under any obligation to inform Subscriber regarding any such changes. Subscriber understands that the financial statements and other financial information (whether historical or in the form of financial forecasts or projections) of the Issuer have been prepared and reviewed solely by the Issuer and its officers and employees and have not been reviewed by any outside party or, except as expressly set forth therein, certified or audited by an independent third-party auditor or audit firm. Subscriber represents and agrees that Subscriber and Subscriber’s professional advisor(s), if any, have had the full opportunity to ask such questions of the Issuer, receive such answers, including on the financial information, and obtain such information as Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Note. Subscriber represents and warrants it is relying exclusively on its own sources of information, investment analysis, independent investigation, assessment and due diligence (including professional advice it deems appropriate) with respect to the Transactions, the Note and the business, condition (financial and otherwise), management, operations, properties and prospects of the Issuer including but not limited to all business, legal, regulatory, accounting, credit and tax matters, and Subscriber has satisfied itself concerning such matters relevant to its investment in the Note.

2.1.8. Subscriber became aware of this offering of the Note solely by means of direct contact between Subscriber and the Issuer or one of their respective representatives. Subscriber did not become aware of this offering of the Note, nor was the Note offered to Subscriber, by any general solicitation. Subscriber acknowledges that the Issuer represents and warrants that the Note was not offered by any form of general solicitation or general advertising, including methods described in section 502(c) of Regulation D under the Securities Act.

2.1.9. Subscriber acknowledges that it is aware that there are substantial risks incident to the subscription and ownership of the Note and is able to fend for itself in the transactions contemplated herein. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Note and have the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment, and Subscriber has sought such accounting, legal and tax advice as Subscriber has considered necessary to make an informed investment decision. Subscriber acknowledges that Subscriber shall be responsible for any of Subscriber’s tax liabilities that may arise as a result of the transactions contemplated by this Subscription Agreement, and that neither the Issuer nor any of their respective agents or affiliates, have provided any tax advice or any other representation or guarantee, whether written or oral, regarding the tax consequences of the transactions contemplated by this Subscription Agreement.

2.1.10. Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of the Note or made any findings or determination as to the fairness of an investment in the Note.

2.1.11. Subscriber represents and warrants that none of Subscriber [or any of its officers, directors, managers, managing members, general partners or any other person acting in a similar capacity or carrying out a similar function] is (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC or any similar list of sanctioned persons administered by the European Union or any individual European Union member state, including the United Kingdom (collectively, “Sanctions Lists”, or a person or entity prohibited by any OFAC sanctions program, (ii) directly or indirectly [owned or] controlled by, or acting on behalf of, one or more persons on a Sanctions List; (iii) [organized, incorporated, established,] located, resident or born in, or a citizen, national, or the government, including any political subdivision, agency, or instrumentality thereof, of, Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, or any other country or territory embargoed or subject to substantial trade restrictions by the United States, the European Union or any individual European Union member state, including the United Kingdom; (iv) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515 or (v) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank (collectively, a “Prohibited Investor”). Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that Subscriber is permitted to do so under applicable law. If Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), Subscriber represents that it maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. Subscriber also represents that, to the extent required, it maintains policies and procedures reasonably designed to ensure compliance with sanctions programs administered by OFAC, the European Union, any European United member state, and the United Kingdom, including for the screening of its investors against the Sanctions Lists and the OFAC sanctions programs. Subscriber further represents and warrants that, to the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by Subscriber and used to purchase the Note were legally derived and in compliance with OFAC sanctions programs and were not obtained, directly or indirectly, from a Prohibited Investor.

2.1.12. Subscriber is not a foreign person (as defined in 31 C.F.R. Part 800.224) in which the national or subnational governments of a single foreign state have a substantial interest (as defined in 31 C.F.R. Part 800.244) and that will acquire a substantial interest in the Issuer as a result of the purchase and sale of the Note hereunder such that a declaration to the Committee on Foreign Investment in the United States would be mandatory under 31 C.F.R. Part 800.401, and no foreign person will have control (as defined in 31

C.F.R. Part 800.208) over the Issuer from and after the Closing as a result of the purchase and sale of the Note hereunder.

2.1.13. On the date the Purchase Price would be required to be funded to the Issuer pursuant to Section 3.1 Subscriber will have, sufficient immediately available funds to pay the Purchase Price pursuant to Section 3.1.

2.1.14. No broker, finder or other financial consultant has acted on behalf of Subscriber in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on the Issuer.

2.2. Issuer’s Representations, Warranties and Agreements. To induce Subscriber to purchase the Note, the Issuer hereby represents and warrants to Subscriber and agrees with Subscriber, as of the date hereof and as of the Closing Date, as follows:

2.2.1. The Issuer has been duly incorporated and is validly existing and in good standing under the laws of its jurisdiction of incorporation or formation, with all requisite power and authority to own, lease and operate its properties and conduct its business as presently conducted and to enter into, deliver and perform its obligations under this Subscription Agreement.

2.2.2. The Note will be duly authorized and, when issued and delivered to Subscriber against full payment for the Note, will be free and clear of any liens or other restrictions whatsoever in accordance with the terms of this Subscription Agreement, the Note will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights under the Issuer’s constitutive agreements or applicable law.

2.2.3. This Subscription Agreement has been duly authorized, validly executed and delivered by the Issuer and, assuming that this Subscription Agreement constitutes the valid and binding obligation of the Subscriber, is the valid and binding obligation of the Issuer, and is enforceable against Issuer in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally and (ii) principles of equity, whether considered at law or equity.

2.2.4. The execution, delivery and performance of this Subscription Agreement (including compliance by the Issuer with all of the provisions hereof), the issuance and sale of the Note and the consummation of the other transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Issuer or any of its subsidiaries pursuant to the terms of any indenture, mortgage, charge, deed of trust, loan agreement, lease, license or other agreement or instrument to which the Issuer or any of its subsidiaries is a party or by which the Issuer or any of its subsidiaries is bound or to which any of the property or assets of the Issuer or any of its subsidiaries is subject, which would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Issuer or its subsidiaries individually or taken as a whole and including the combined company after giving effect to the CS Merger, or materially affects the validity or enforceability of the Note or the legal authority or other ability of the Issuer to enter into and timely perform its obligations under this Subscription Agreement (collectively, an “Issuer Material Adverse Effect”), (ii) result in any violation of the provisions of the organizational documents of the Issuer or any of its subsidiaries or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Issuer or any of its subsidiaries or any of its properties that would reasonably be expected to have an Issuer Material Adverse Effect.

2.2.5. Neither the Issuer, nor any person acting on its behalf has, directly or indirectly, made any offers or sales of any security of the Issuer nor solicited any offers to buy any security under circumstances that would adversely affect reliance by the Issuer on Section 4(a)(2) of the Securities Act for the exemption from registration for the transactions contemplated hereby or would require registration of the issuance of the Note under the Securities Act.

2.2.6. Neither the Issuer, nor any person acting on its behalf has conducted any general solicitation or general advertising, including methods described in Section 502(c) of Regulation D under the Securities Act, in connection with the offer or sale of the Note and neither the Issuer, nor any person acting on its behalf has offered the Note in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws. Concurrently with or after the execution and delivery of this Subscription Agreement, the Issuer may enter into additional subscription agreements providing for the issuance of additional convertible promissory notes to third parties (“Other Subscription Agreements”). There are no side letter agreements or other agreements or understandings (including written summaries of any oral understandings) with any other investor or potential investor with respect to the purchase of equity securities of the Issuer (other than (i) any Subscriber to this Subscription Agreement, (ii) as described in this Section 2.2.7, or (ii) pursuant to the Merger Agreement) which include terms and conditions (economic or otherwise) that are materially more advantageous to any such investor or potential investor (as compared to Subscriber).

2.2.7. As of the date of this Subscription Agreement, the authorized capital stock of the Issuer consists of 37,000,000 shares of Common Stock and 20,346,398 shares of Preferred Stock, $0.0001 par value each. All issued and outstanding shares of capital stock of the Issuer have been duly authorized and validly issued, are fully paid, non-assessable and are not subject to preemptive or similar rights. As of immediately after giving effect to the CS Merger, the authorized capital stock of the Issuer will consist of 60,000,000 shares of Common Stock and 41,396,856 shares of Preferred Stock, $0.0001 par value each. Except as set forth above and pursuant to any Other Subscription Agreements, the Merger Agreement and the Business Combination Agreement, as applicable, there are no outstanding, and between the date hereof and the Closing, the Issuer will not issue, sell or cause to be outstanding any (a) shares, equity interests or voting securities of the Issuer, (b) securities of the Issuer convertible into or exchangeable for shares or other equity interests or voting securities of the Issuer, (c) options, warrants or other rights (including preemptive rights) or agreements, arrangements or commitments of any character, whether or not contingent, of the Issuer to subscribe for, purchase or acquire from any individual, entity or other person, and no obligation of the Issuer to issue, any ordinary shares of the Issuer, or any other equity interests or voting securities in the Issuer or any securities convertible into or exchangeable or exercisable for such shares or other equity interests or voting securities, (d) equity equivalents or other similar rights of or with respect to the Issuer, or (e) obligations of the Issuer to repurchase, redeem, or otherwise acquire any of the foregoing securities, shares, options, equity equivalents, interests or rights. There are no shareholder agreements, voting trusts or other agreements or understandings to which the Issuer is a party or by which it is bound relating to the voting of any securities of the Issuer, other than as contemplated by the Merger Agreement or the Business Combination Agreement.

2.2.8. Assuming the accuracy of Subscriber’s representations and warranties set forth in Section 2.1 of this Subscription Agreement, (i) no registration under the Securities Act is required for the offer and sale of the Note by the Issuer to Subscriber and (ii) no consent, approval, order, authorization of, or registration, qualification, designation, declaration or filing with, any court or other federal, state, local or other governmental authority, self-regulatory organization or other person in connection with the execution, delivery and performance by the Issuer of this Subscription Agreement (including, without limitation, the issuance of the Note(s)), except for those applicable filings (a) with the Commission, (b) required by applicable state securities laws, (c) required by the New York Stock Exchange, and (d) the failure of which to obtain would not be reasonably be expected to have, individually or in the aggregate, an Issuer Material Adverse Effect.

2.2.9. There are no pending or, to the knowledge of the Issuer, threatened, suits, claims, actions, or proceedings, which, if determined adversely, would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect. There is no unsatisfied judgment or any open injunction binding upon the Issuer, which would, individually or in the aggregate, reasonably be expected to have an Issuer Material Adverse Effect.

2.2.10. The Issuer is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Issuer Material Adverse Effect. The Issuer has not received any written communication from a governmental entity, exchange or self-regulatory organization that alleges that the Issuer is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have an Issuer Material Adverse Effect.

2.2.11. No broker, finder or other financial consultant has acted on behalf of the Issuer in connection with this Subscription Agreement or the transactions contemplated hereby in such a way as to create any liability on Subscriber.

2.2.12. The Issuer is not, and immediately after receipt of payment for the Note will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

3. Settlement Date and Delivery.

3.1. Closing. The closing of the Subscription contemplated hereby (the “Closing”) shall occur promptly after the execution of the Business Combination Agreement and no later than (3) Business Days after the date thereof (the date of the Closing, the “Closing Date”). Subscriber shall deliver to the Issuer, the Purchase Price for the Note, no later than the Closing Date by wire transfer of United States dollars in immediately available funds to the account specified by the Issuer in Section 5.18. On the Closing Date, the Issuer shall issue to Subscriber (or the funds and accounts designated by Subscriber if so designated by Subscriber, or its nominee in accordance with its delivery instructions) or to a custodian designated by Subscriber, as applicable, the Note, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), which Note, unless otherwise determined by the Issuer, shall be uncertificated, with record ownership reflected only in the register of shareholders of the Issuer (a copy of which showing Subscriber as the owner of the Note on and as of the Closing Date shall be provided to Subscriber on the Closing Date or promptly thereafter). If the conditions set forth in Section 3.2.3 and Section 3.3.3 (collectively, the Transaction Conditions) are not satisfied or waived on or prior to the fifth (5th) Business Day after the Closing Date, the Issuer shall promptly (but no later than two (2) Business Days thereafter) return the Purchase Price to Subscriber by wire transfer of United States dollars in immediately available funds to an account specified by Subscriber, and the Note shall be cancelled. Notwithstanding such return, (i) a failure to close on the Closing Date shall not, by itself, be deemed to be a failure of any of the conditions to Closing set forth in this Section 3 to be satisfied or waived on or prior to the Closing Date, and (ii) unless and until this Subscription Agreement is terminated in accordance with Section 4 hereof, Subscriber shall remain obligated (A) to redeliver funds to the Issuer following the Issuer’s delivery to Subscriber of a written notice confirming that the Transaction Conditions have been satisfied or waived and (B) to consummate the Closing upon satisfaction of the conditions set forth in this Section 3. For purposes of this Subscription Agreement, “Business Day” means any day that, in New York, New York, is neither a legal holiday nor a day on which banking institutions are generally authorized or required by law or regulation to close.

3.2. Conditions to Closing of the Issuer.

The Issuer’s obligation to sell and issue the Note at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by the Issuer on or prior to the Closing Date, of each of the following conditions:

3.2.1. Representations and Warranties Correct. The representations and warranties made by Subscriber in Section 2.1 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Subscriber Material Adverse Effect, which representations and warranties shall be true in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the CS Merger.

3.2.2. Compliance with Covenants. Subscriber shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by Subscriber at or prior to the Closing.

3.2.3. The Entry into the Merger Agreement and the Business Combination Agreement.

(a) The Issuer, Solaria and any other parties thereto shall have entered into the Merger Agreement.

(b) The Issuer, FACT and any other parties thereto shall have entered into the Business Combination Agreement.

3.2.4. Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting consummation of the transactions contemplated by this Subscription Agreement.

3.3. Conditions to Closing of Subscriber.

Subscriber’s obligation to purchase the Note at the Closing is subject to the fulfillment or (to the extent permitted by applicable law) written waiver by Subscriber, on or prior to the Closing Date, of each of the following conditions:

3.3.1. Representations and Warranties Correct. The representations and warranties made by the Issuer in Section 2.2 hereof shall be true and correct in all material respects when made (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects), and shall be true and correct in all material respects on and as of the Closing Date (unless they specifically speak as of another date in which case they shall be true and correct in all material respects as of such date) (other than representations and warranties that are qualified as to materiality or Issuer Material Adverse Effect, which representations and warranties shall be true and correct in all respects) with the same force and effect as if they had been made on and as of said date, but in each case without giving effect to consummation of the CS Merger.

3.3.2. Compliance with Covenants. The Issuer shall have performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by the Issuer at or prior to the Closing, except where the failure of such performance or compliance would not or would not reasonably be expected to prevent, materially delay, or materially impair the ability of the Issuer to consummate the Closing.

3.3.3. The Entry into the Merger Agreement and the Business Combination Agreement.

(a) The Issuer, Solaria and any other parties thereto shall have entered into the Merger Agreement.

(b) The Issuer, FACT and any other parties thereto shall have entered into the Business Combination Agreement.

3.3.4. Legality. There shall not be in force any order, judgment, injunction, decree, writ, stipulation, determination or award, in each case, entered by or with any governmental authority, statute, rule or regulation enjoining or prohibiting consummation of the transactions contemplated by this Subscription Agreement.

4. Termination. This Subscription Agreement shall terminated and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earliest to occur of (i) such date and time as the Merger Agreement is validly terminated in accordance with its terms, and (ii) upon the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; provided that nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach. The Issuer shall promptly notify Subscriber of the termination of the Merger Agreement promptly after the termination of such agreement.

5. Miscellaneous.

5.1. Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties reasonably may deem to be practical and necessary in order to consummate the Subscription as contemplated by this Subscription Agreement.

5.1.1. Each party acknowledges that the parties hereto will rely on the acknowledgments, understandings, agreements, representations and warranties expressly set forth in this Subscription Agreement. Prior to the Closing, each party agrees to promptly notify the other party if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in all material respects.

5.1.2. The Issuer may request from Subscriber such additional information as the Issuer may reasonably deem necessary to evaluate the eligibility of Subscriber to acquire the Note, and Subscriber shall provide such information as may be reasonably requested, to the extent within Subscriber’s possession and control or otherwise readily available to Subscriber, provided that the Issuer agrees to keep confidential any such information provided by Subscriber.

5.1.3. Each of Subscriber and the Issuer shall pay all of its own respective expenses in connection with this Subscription Agreement and the transactions contemplated herein.

5.1.4. Each of Subscriber and the Issuer shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate the transactions contemplated by this Subscription Agreement on the terms and conditions described therein.

5.2. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, emailed or sent by overnight mail via a reputable overnight carrier, or sent by certified or registered mail, postage prepaid, and shall be deemed to be given and received (i) when so delivered personally, (ii) when sent, with no mail undeliverable or other rejection notice, if sent by email, or (iii) three (3) Business Days after the date of mailing to the address below or to such other address or addresses as such person may hereafter designate by notice given hereunder:

(i) if to Subscriber, to such address or addresses set forth on the signature page hereto;

(ii) if to the Issuer, to:

Complete Solar Holding Corporation

3000 Executive Parkway, Suite 504

San Ramon, CA 94583

Attention: Will Anderson

Email: will@completesolar.com

with a required copy (which copy shall not constitute notice) to:

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304

Attention: Matthew Hemington

Email: mhemington@cooley.com

5.3. Entire Agreement. This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof, including any commitment letter entered into relating to the subject matter hereof.

5.4. Modifications and Amendments. This Subscription Agreement may not be amended, modified, supplemented or waived except by an instrument in writing, signed by the party against whom enforcement of such amendment, modification, supplement or waiver is sought.

5.5. Tax Forms. At or prior to Closing, Subscriber shall provide the Issuer with a duly executed and complete IRS Form W-9 or applicable IRS Form W-8, as appropriate.

5.6. Assignment. Neither this Subscription Agreement nor any rights, interests or obligations that may accrue to the parties hereunder (including Subscriber’s rights to purchase the Note) may be transferred or assigned without the prior written consent of the Issuer; provided that Subscriber’s rights and obligations hereunder may be assigned to any qualified fund or account managed by the same investment manager as Subscriber, without the prior consent of the Issuer, provided that such assignee(s) agrees in writing to be bound by the terms hereof, and upon such assignment by a Subscriber, the assignee(s) shall become Subscriber hereunder and have the rights and obligations and be deemed to make the representations and warranties of Subscriber provided for herein to the extent of such assignment; provided, further that, no assignment shall relieve the assigning party of any of its obligations hereunder, including any assignment to any fund or account managed by the same investment manager as Subscriber.

5.7. Benefit. Except as otherwise provided herein, this Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns. This Subscription Agreement shall not confer rights or remedies upon any person other than the parties hereto and their respective successors and assigns.

5.8. Governing Law. This Subscription Agreement, and any claim or cause of action hereunder based upon, arising out of or related to this Subscription Agreement (whether based on law, in equity, in contract, in tort or any other theory) or the negotiation, execution, performance or enforcement of this Subscription Agreement, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

5.9. Consent to Jurisdiction; Waiver of Jury Trial. Each of the parties irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, provided that if subject matter jurisdiction over the matter that is the subject of the legal proceeding is vested exclusively in the U.S. federal courts, such legal proceeding shall be heard in the U.S. District Court for the District of Delaware (together with the Court of Chancery of the State of Delaware, “Chosen Courts”), in connection with any matter based upon or arising out of this Subscription Agreement. Each party hereby waives, and shall not assert as a defense in any legal dispute, that (i) such person is not personally subject to the jurisdiction of the Chosen Courts for any reason, (ii) such legal proceeding may not be brought or is not maintainable in the Chosen Courts, (iii) such person’s property is exempt or immune from execution, (iv) such legal proceeding is brought in an inconvenient forum or (v) the venue of such legal proceeding is improper. Each party hereby consents to service of process in any such proceeding in any manner permitted by Delaware law, further consents to service of process by nationally recognized overnight courier service guaranteeing overnight delivery, or by registered or certified mail, return receipt requested, at its address specified pursuant to Section 5.2 and waives and covenants not to assert or plead any objection which they might otherwise have to such manner of service of process. Notwithstanding the foregoing in this Section 5.9, a party may commence any action, claim, cause of action or suit in a court other than the Chosen Courts solely for the purpose of enforcing an order or judgment issued by the Chosen Courts. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SUBSCRIPTION AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE, TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW, WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY ON ANY CLAIMS OR COUNTERCLAIMS ASSERTED IN ANY LEGAL DISPUTE RELATING TO THIS SUBSCRIPTION AGREEMENT, WHETHER NOW EXISTING OR HEREAFTER ARISING. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SUBSCRIPTION AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 5.9. IF THE SUBJECT MATTER OF ANY SUCH LEGAL DISPUTE IS ONE IN WHICH THE WAIVER OF JURY TRIAL IS PROHIBITED, NO PARTY SHALL ASSERT IN SUCH LEGAL DISPUTE A NONCOMPULSORY COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT. FURTHERMORE, NO PARTY SHALL SEEK TO CONSOLIDATE ANY SUCH LEGAL DISPUTE WITH A SEPARATE ACTION OR OTHER LEGAL PROCEEDING IN WHICH A JURY TRIAL CANNOT BE WAIVED.

5.10. Severability. If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

5.11. No Waiver of Rights, Powers and Remedies. No failure or delay by a party hereto in exercising any right, power or remedy under this Subscription Agreement, and no course of dealing between the parties hereto, shall operate as a waiver of any such right, power or remedy of such party. No single or partial exercise of any right, power or remedy under this Subscription Agreement by a party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a party hereto shall not constitute a waiver of the right of such party to pursue other available remedies. No notice to or demand on a party not expressly required under this Subscription Agreement shall entitle the party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

5.12. Remedies.

5.12.1. The parties agree that irreparable damage would occur if this Subscription Agreement is not performed or the Closing is not consummated in accordance with its specific terms or is otherwise breached and that money damages or other legal remedies would not be an adequate remedy for any such damage. It is accordingly agreed that the parties hereto shall be entitled to equitable relief, including in the form of an injunction or injunctions, to prevent breaches or threatened breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement in an appropriate court of competent jurisdiction as set forth in Section 5.9, this being in addition to any other remedy to which any party is entitled at law or in equity, including money damages. The right to specific enforcement shall include the right of the parties hereto to cause the other parties hereto to cause the transactions contemplated hereby to be consummated on the terms and subject to the conditions and limitations set forth in this Subscription Agreement. The parties hereto further agree (i) to waive any requirement for the security or posting of any bond in connection with any such equitable remedy, (ii) not to assert that a remedy of specific enforcement pursuant to this Section 5.12 is unenforceable, invalid, contrary to applicable law or inequitable for any reason and (iii) to waive any defenses in any action for specific performance, including the defense that a remedy at law would be adequate.

5.12.2. The parties acknowledge and agree that this Section 5.12 is an integral part of the transactions contemplated hereby and without that right, the parties hereto would not have entered into this Subscription Agreement.

5.13. Survival of Representations and Warranties and Covenants. All representations and warranties made by the parties hereto, and all covenants and other agreements of the parties hereto, in this Subscription Agreement shall survive the Closing.

5.14. Headings and Captions. The headings and captions of the various subdivisions of this Subscription Agreement are for convenience of reference only and shall in no way modify or affect the meaning or construction of any of the terms or provisions hereof.

5.15. Counterparts. This Subscription Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other parties, it being understood that the parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or any other form of electronic delivery, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such signature page were an original thereof.

5.16. Construction. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Subscription Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Subscription Agreement as a whole and not to any particular subdivision unless expressly so limited. The parties hereto intend that each representation, warranty, and covenant contained herein will have independent significance. If any party hereto has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such party hereto has not breached will not detract from or mitigate the fact that such party hereto is in breach of the first representation, warranty, or covenant. All references in this Subscription Agreement to numbers of shares, per share amounts and purchase prices shall be appropriately adjusted to reflect any stock split, stock dividend, stock combination, recapitalization or the like occurring after the date hereof.

5.17. Mutual Drafting. This Subscription Agreement is the joint product of the parties hereto and each provision hereof has been subject to the mutual consultation, negotiation and agreement of the parties and shall not be construed for or against any party hereto.

5.18. Issuer Account Information. Subscriber shall deliver to the Issuer at the bank account provided directly by the Issue the Purchase Price for the Note pursuant to Section 3.1:

6. Non-Reliance. Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, FACT, any of their respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing), other than the representations and warranties of the Issuer expressly set forth in this Subscription Agreement, in making its investment or decision to invest in the Issuer. Subscriber acknowledges and agrees that none of (i) any other investors pursuant to any other agreement related to the private placement of shares of the Issuer’s capital stock (including the controlling persons, officers, directors, partners, agents or employees of any such Subscriber), (ii) FACT, its respective affiliates or any control persons, officers, directors, employees, partners, agents or representatives of any of the foregoing, or (iii) any other party to the Merger Agreement, the Business Combination Agreement or any Non-Party Affiliate (other than the Issuer with respect to the previous sentence), shall have any liability to the Subscriber pursuant to, arising out of or relating to this Subscription Agreement or any other agreement related to the private placement of shares of the Issuer’s capital stock, the negotiation hereof or thereof or its subject matter, or the transactions contemplated hereby or thereby, including, without limitation, with respect to any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Note hereunder or with respect to any claim (whether in tort, contract or otherwise) for breach of this Subscription Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind provided to Subscriber concerning the Issuer, FACT, any of their controlled affiliates, this Subscription Agreement or the transactions contemplated hereby. For purposes of this Subscription Agreement, “Non-Party Affiliates” means each former, current or future officer, director, employee, partner, member, manager, direct or indirect equityholder or affiliate of the Issuer, FACT or any of the Issuer’s, or FACT’s controlled affiliates or any family member of the foregoing.

7. Massachusetts Business Trust. If Subscriber is a Massachusetts Business Trust, a copy of the Agreement and Declaration of Trust of Subscriber or any affiliate thereof is on file with the Secretary of State of the Commonwealth of Massachusetts and notice is hereby given that the Subscription Agreement is executed on behalf of the trustees of Subscriber or any affiliate thereof as trustees and not individually and that the obligations of the Subscription Agreement are not binding on any of the trustees, officers or stockholders of Subscriber or any affiliate thereof individually but are binding only upon Subscriber or any affiliate thereof and its assets and property.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the Issuer and Subscriber has executed or caused this Subscription Agreement to be executed by its duly authorized representative as of the date set forth below.

COMPLETE SOLAR HOLDING CORPORATION

By:
Name:	William Anderson
Title:	CEO

THE SOLARIA CORPORATION

By:
Name:	Antonio Alvarez
Title:	CEO

Accepted and agreed this      day of                 , 2022.

SUBSCRIBER:

Signature of Subscriber:

By:
Name:
Title:

Signature of Joint Subscriber, if applicable:

By:
Name:
Title:

Date:

Name of Subscriber:	Name of Joint Subscriber, if applicable:

(Please print. Please indicate name and Capacity of person signing above)	(Please print. Please indicate name and Capacity of person signing above)

Name in which securities are to be registered (if different from the name of Subscriber listed directly above):

Email Address:

If there are joint investors, please check one:

☐ Joint Tenants with Rights of Survivorship

☐ Tenants-in-Common

☐ Community Property

Subscriber’s EIN:	Joint Subscriber’s EIN:

Business Address-Street:	Mailing Address-Street (if different):

City, State, Zip:	City, State, Zip:

Attn:	Attn:

Telephone No.:	Telephone No.:
Facsimile No.:	Facsimile No.:

Aggregate Purchase Price of the Note: $                    .

You must pay the Purchase Price by wire transfer of U.S. dollars in immediately available funds on the Closing, to the account specified in Section 5.18 of the Note Subscription Agreement.

SCHEDULE I

ELIGIBILITY REPRESENTATIONS OF SUBSCRIBER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

1.	☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) (a “QIB”)).

2.	☐ We are subscribing for the Note as a fiduciary or agent for one or more investor accounts, and each owner of such account is a QIB.

*** OR ***

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS (Please check the applicable subparagraphs):

☐

We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act), and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

*** AND ***

C.	AFFILIATE STATUS

(Please check the applicable box) SUBSCRIBER:

☐	is:

☐	is not:

an “affiliate” (as defined in Rule 144 under the Securities Act) of the Issuer or acting on behalf of an affiliate of the Issuer.

This page should be completed by Subscriber

and constitutes a part of the Subscription Agreement.

Rule 501(a) under the Securities Act, in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Subscriber has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Subscriber and under which Subscriber accordingly qualifies as an “accredited investor.”

☐

Any bank as defined in section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Securities Act whether acting in its individual or fiduciary capacity;

☐	Any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934, as amended;

☐	Any insurance company as defined in section 2(a)(13) of the Securities Act;

☐

Any investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”) or a business development company as defined in section 2(a)(48) of the Investment Company Act;

☐	Any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958, as amended;

☐

Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), if (i) the investment decision is made by a plan fiduciary, as defined in section 3(21) of ERISA, which is either a bank, a savings and loan association, an insurance company, or a registered investment adviser, (ii) the employee benefit plan has total assets in excess of $5,000,000 or, (iii) such plan is a self-directed plan, with investment decisions made solely by persons that are “accredited investors”;

☐	Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940, as amended;

☐

Any (i) corporation, limited liability company or partnership, (ii) Massachusetts or similar business trust, or (iii) organization described in section 501(c)(3) of the Internal Revenue Code of 1986, as amended, not formed for the specific purpose of acquiring the securities offered, and with total assets in excess of $5,000,000;

☐

Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Section 230.506(b)(2)(ii) of Regulation D; or

☐	Any entity in which all of the equity owners are “accredited investors” meeting one or more of the above tests; or

☐	Any natural person whose individual net worth, or joint net worth with that person’s spouse or spousal equivalent, exceeds $1,000,000; or

☐

Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person’s spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year; or

☐

Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

EXHIBIT A

CONVERTIBLE PROMISSORY NOTE

THIS CONVERTIBLE PROMISSORY NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”). NO SALE OR DISPOSITION MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER THE ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE HOLDER SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT.

CONVERTIBLE PROMISSORY NOTE

US$[ ]	October [ ], 2022

For value received, Complete Solar Holding Corporation, a Delaware corporation (the “Company”), promises to pay to [                ] or its assigns (the “Holder”), the principal sum of $[                ] together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below.

This convertible promissory note (the “Note”) is issued pursuant to the terms of that certain Note Subscription Agreement, dated as of October 3, 2022 (the “Subscription Agreement”), by and between the Company and the Holder. Capitalized terms used herein without definition shall have the meanings given to such terms in the Subscription Agreement.

Section 1 Repayment and Prepayment. All payments of interest and principal shall be made in lawful money of the United States of America. All payments shall be applied first to accrued interest, and thereafter to principal. The Company may not prepay this Note prior to the Maturity Date (as defined below) without the consent of the Holder.

Section 2 Interest Rate. The Company promises to pay compounding interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5.0% per annum or the maximum rate permissible by law, whichever is less. Unless converted pursuant to the terms of this Note, interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Section 3 Maturity. Unless converted pursuant to the terms of this Note, the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, will be payable upon the demand of the Holder, on the two year anniversary of the date of this Note (as extended pursuant to this Section 3, the “Maturity Date”). Notwithstanding, if the Business Combination Agreement is terminated pursuant to Section 10.1(h) thereof (the “Business Combination Agreement Termination”), the entire unpaid principal sum of this Note, together with accrued and unpaid interest thereon, shall automatically accelerate and be payable on the date that is one (1) year after the date of the Business Combination Agreement Termination.

Section 4 Conversion upon a deSPAC Transaction or Qualified Financing.

(a) In the event that the Company consummates a deSPAC Transaction (as defined below) prior to the Maturity Date, the principal amount of this Note and any accrued and unpaid interest thereon (the “Conversion Amount”) shall automatically convert without any further action by the Holder into such number of shares of common stock of the Company immediately prior to the closing of the deSPAC Transaction (and prior to the conversion or exchange of the Company’s capital stock into shares of capital stock of the Combined Company (as defined below)) equal to (x) the Conversion Amount divided by 0.75, divided by (y) the price of a share of common stock of the Company used to determine the conversion ratio in the Business Combination Agreement

(as defined below), which shares shall be deemed issued immediately prior to the consummation of such deSPAC Transaction. If the Business Combination Agreement also provides for holders of common stock of the Company to receive any contingent consideration (whether such consideration is in the form of additional shares of common stock of the Combined Company, cash or otherwise and whether the arrangement is contingent on the performance of common stock of the Combined Company, Company performance or otherwise), then the Holder shall be provided its pro rata share of such contingent consideration (on an as-converted to common stock of the Combined Company basis).

(b) If a deSPAC Transaction has not been consummated and the Company consummates a Qualified Financing (as defined below) prior to the Maturity Date, then the Holder shall have the option to convert the Conversion Amount at such time into a number of shares of Preferred Stock (as defined below) equal to the Conversion Amount divided by an amount equal to 80% of the price per share paid by other purchasers of Preferred Stock for cash in such Qualified Financing, which shares shall be issued concurrently with the initial closing of the Qualified Financing and on substantially the same terms and conditions as afforded other investors participating in such Qualified Financing.

(c) For the purposes of this Note, the following definitions shall apply:

(i) “deSPAC Transaction” means a transaction or series of related transactions by merger, consolidation, share exchange, business combination or otherwise with Freedom Acquisition I Corp., a blank check company organized under the laws of the Cayman Islands (“FACT”), that results in the shares of capital stock of the Company being converted into or exchanged for capital stock of FACT (such resulting entity, the “Combined Company”) pursuant to the terms of a business combination agreement (the “Business Combination Agreement”).

(ii) “Qualified Financing” means a private placement of Preferred Stock issued and sold at the closing of the Company’s next equity financing in a single transaction or a series of related transactions with the principal purpose of raising capital and that results in aggregate gross proceeds to the Company of at least $10,000,000 (excluding conversion of any other indebtedness and this Note).

(iii) “Preferred Stock” means the preferred stock of the Company sold in a Qualified Financing.

Section 5 Mechanics and Effect of Conversion. No fractional amounts of the Company’s equity securities will be issued upon conversion of this Note. In lieu of any fractional equity securities to which the Holder would otherwise be entitled, the Company will pay to the Holder in cash the amount of the unconverted principal and interest balance of this Note that would otherwise be converted into such fractional equity securities. Upon conversion of this Note, the Holder shall surrender this Note, duly endorsed, at the principal offices of the Company or any transfer agent of the Company. At its expense, the Company will, as soon as practicable thereafter, issue and deliver to such Holder, at such principal office, a certificate or certificates for the number of equity securities to which such Holder is entitled upon such conversion, together with any other securities and property to which the Holder is entitled upon such conversion under the terms of this Note, including a check payable to the Holder for any cash amounts payable as described herein. Upon conversion of this Note, the Company will be forever released from all of its obligations and liabilities under this Note with regard to that portion of the principal amount and accrued interest being converted including without limitation the obligation to pay such portion of the principal amount and accrued interest.

Section 6 Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys’ fees and court costs incurred by Holder in enforcing and collecting this Note.

Section 7 Default. If there shall be any Event of Default hereunder, at the option and upon the declaration of the Holder, and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 7(c) or 7(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable. The occurrence of any one or more of the following shall constitute an “Event of Default”:

(a) The Company fails to pay timely any of the principal amount due under this Note on the date the same becomes due and payable or any accrued interest or other amounts due under this Note on the date the same becomes due and payable;

(b) The Company shall default in its performance of any covenant under the Subscription Agreement or this Note;

(c) The Company files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any corporate action in furtherance of any of the foregoing; or

(d) An involuntary petition is filed against the Company (unless such petition is dismissed or discharged within 60 days under any bankruptcy statute now or hereafter in effect) or a custodian, receiver, trustee, assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of the Company.

Section 8 Subordination. This Note will be a general unsecured obligation of the Company. The indebtedness evidenced by this Note shall be subordinated in right of payment to the prior payment in full of any Senior Indebtedness whether in existence on the date of this Note or later incurred. “Senior Indebtedness” shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (a) indebtedness of Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (b) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

Section 9 Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

Section 10 Governing Law; Dispute Resolution.

(a) This Note and all claims or causes of action based upon, arising out of, or related to this Note or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction. Any proceeding or action based upon, arising out of or related to this Note or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, only to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware), and each of the parties irrevocably and unconditionally (i) consents and submits to the exclusive jurisdiction of each such court in any such proceeding or action, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of such proceeding or action shall be heard and determined only in any such court and (iv) agrees not to bring any proceeding or action arising out of or relating to this Note or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or to commence a legal proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any proceeding or action brought in accordance with this Section 10.

(b) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS NOTE AND THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY, UNCONDITIONALLY AND VOLUNTARILY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 11 Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and the Holder.

Section 12 Assignment. This Note may be transferred only upon its surrender to the Company for registration of transfer, duly endorsed, or accompanied by a duly executed written instrument of transfer in form satisfactory to the Company. Thereupon, this Note shall be reissued to, and registered in the name of, the transferee, or a new Note for like principal amount and interest shall be issued to, and registered in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company’s obligation to pay such interest and principal. Except for a transfer to an affiliate, no Holder may sell, transfer, assign, pledge, or otherwise dispose of or encumber this Note or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise, without the prior written consent of the Company.

Section 13 Notices. Any notice required or permitted by this Note shall be in writing and shall be deemed sufficient upon receipt, when delivered personally or by courier, overnight delivery service or confirmed facsimile or e-mail, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, if such notice is addressed to the party to be notified at such party’s address, facsimile number or e-mail as set forth below or as subsequently modified by written notice.

Section 14 Officers and Directors Not Liable. In no event shall any officer or director of the Company be liable for any amounts due or payable pursuant to this Note.

Section 15 Counterparts. This Note may be executed in two or more counterparts, all of which together shall constitute one and the same instrument. This Note may also be executed and delivered by facsimile or other electronic delivery of signature.

Section 16 Titles and Subtitles. The titles and subtitles used in this Note are used for convenience only and are not to be considered in construing or interpreting this Note.

Section 17 Construction. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms.

Section 18 California Corporate Securities Law. THE SALE OF THE SECURITIES WHICH ARE THE SUBJECT OF THIS NOTE HAS NOT BEEN QUALIFIED WITH THE COMMISSIONER OF CORPORATIONS OF THE STATE OF CALIFORNIA AND THE ISSUANCE OF SUCH SECURITIES OR THE PAYMENT OR RECEIPT OF ANY PART OF THE CONSIDERATION THEREFOR PRIOR TO THE QUALIFICATION IS UNLAWFUL UNLESS THE SALE OF SECURITIES IS EXEMPT FROM THE QUALIFICATION BY SECTION 25100, 25102, OR 25105 OF THE CALIFORNIA CORPORATIONS CODE. THE RIGHTS OF ALL PARTIES TO THIS NOTE ARE EXPRESSLY CONDITIONED UPON SUCH QUALIFICATION BEING OBTAINED, UNLESS THE SALE IS SO EXEMPT.

[Signature Page Follows]

This Note is executed and delivered as of the date first set forth above.

COMPANY:

COMPLETE SOLAR HOLDING CORPORATION

By:
Name:
Title:

Address:

HOLDER:

By:

Name:
Title:	(print)

Address:

Annex E

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Sponsor Agreement”) is dated as of October 3, 2022 by and among Freedom Acquisition I LLC, a Cayman Islands limited liability company (the “Sponsor Holdco”), the Persons set forth on Schedule I hereto (together with the Sponsor Holdco, each, a “Sponsor” and, together, the “Sponsors”), Freedom Acquisition I Corp., a Cayman Islands exempted company limited by shares (which shall domesticate as a Delaware corporation prior to the Closing (as defined in the Combination Agreement (as defined below))) (“Acquiror”), and Complete Solar Holding Corporation, a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Combination Agreement (as defined below).

RECITALS

WHEREAS, as of the date hereof, the Sponsors are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of such number of shares of Acquiror Common Stock as are indicated opposite each of their names on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Sponsor Agreement, Acquiror, Jupiter Merger Sub I Corp., a Delaware corporation and a direct wholly owned subsidiary of Acquiror (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability company (“Second Merger Sub”), the Company, and The Solaria Corporation, a Delaware corporation (“Solaria”), have entered into a Business Combination Agreement (as amended or modified from time to time, the “Combination Agreement”), dated as of the date hereof, pursuant to which, among other transactions, (a) First Merger Sub is to merge with and into the Company, with the Company continuing on as the surviving entity and a wholly owned subsidiary of Acquiror, on the terms and conditions set forth therein (the “First Merger”), and (b) immediately thereafter and as part of the same overall transaction as the First Merger, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger” and, together with the First Merger, the “Mergers”); and

WHEREAS, as an inducement to Acquiror and the Company to enter into the Combination Agreement and to consummate the transactions contemplated therein, the parties hereto desire to agree to certain matters as set forth herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1. Binding Effect of Combination Agreement. Each Sponsor hereby acknowledges that it has read the Combination Agreement and this Sponsor Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor shall be bound by and comply with Sections 7.4 (No Solicitation by Acquiror) and 11.12 (Publicity) of the Combination Agreement (and any relevant defined terms contained in any such Sections)

as if (a) such Sponsor was an original signatory to the Combination Agreement with respect to such provisions and (b) each reference to “Acquiror” contained in Section 7.4 of the Combination Agreement also referred to each such Sponsor.

Section 1.2. No Transfer; Earn-Out Provisions.

(a) Subject to Section 1.2(b) hereof, during the period commencing on the date hereof and ending on the earlier of (i) the First Effective Time and (ii) such date and time as the Combination Agreement shall be terminated in accordance with Article X thereof (the earlier of clauses (i) and (ii), the “Expiration Time”), each Sponsor shall not (x) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Proxy Statement/Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any shares of Acquiror Common Stock owned by such Sponsor, in each case that would be effective prior to the Expiration Time, (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any shares of Acquiror Common Stock owned by such Sponsor, in each case that would be effective prior to the Expiration Time (clauses (x) and (y) collectively, a “Transfer”) or (z) publicly announce any intention to effect any transaction specified in clause (x) or (y); provided, however, that the foregoing shall not prohibit Transfers between such Sponsor and any Affiliate of such Sponsor, so long as, prior to and as a condition to the effectiveness of any such Transfer, such Affiliate executes and delivers to Acquiror a joinder to this Support Agreement in the form attached hereto as Annex A.

(b) Notwithstanding the foregoing, Sponsor Holdco agrees that, as of the Closing Date, 40% of the shares of Acquiror Common Stock held by Sponsor Holdco as of the Closing Date (as adjusted by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange, the “Sponsor Earnout Shares”) shall become unvested and shall be subject to the vesting and forfeiture provisions set forth in Section 1.2(c). Sponsor Holdco agrees that it shall not Transfer any Sponsor Earnout Shares prior to the later of (x) the Expiration Time and (y) the date such Sponsor Earnout Shares are released pursuant to Section 1.2(c) (the “Sponsor Earnout Expiration Time”). Sponsor Holdco acknowledges that the Sponsor Earnout Shares shall be legended in substantially the following form to reflect that such shares are subject to vesting restrictions pursuant to this Agreement:

“THE SECURITIES EVIDENCED HEREIN ARE SUBJECT TO RESTRICTIONS ON TRANSFER, AND CERTAIN OTHER AGREEMENTS, SET FORTH IN THE SPONSOR SUPPORT AGREEMENT, DATED AS OF October 3, 2022, BY AND AMONG FREEDOM ACQUISITION I LLC, THE PERSONS SET FORTH ON SCHEDULE I THERETO, ”), FREEDOM ACQUISITION I CORP., AND COMPLETE SOLAR HOLDING CORPORATION ”

(c) All of the Sponsor Earnout Shares shall vest and be released at such time as the volume weighted average price of Acquiror Common Stock, as defined by the industry standard, quoted on the NYSE at the closing of a Trading Day equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 Trading Days within any 30 consecutive Trading Day period beginning after the Closing Date and ending thirty-six (36) months following the Closing Date. Any Sponsor Earnout Shares that are not released in accordance with the foregoing sentence on or before the date that is thirty-six (36) months following the Closing Date will be forfeited immediately following such date. Sponsor Earnout Shares that are forfeited pursuant to the foregoing sentence shall be transferred by Sponsor Holdco to Acquiror, without any consideration for such Transfer, and cancelled.

(d) Notwithstanding the foregoing, (i) Sponsor Holdco shall be required at any time prior to the Closing Date to commit contractually to assign to one or more Requisite Acquiror Shareholders, effective as of the Closing Date, up to 1,000,000 shares of Acquiror Common Stock held by Sponsor Holdco as of the Closing

Date (as adjusted by reason of any dividend, subdivision, reclassification, recapitalization, split, combination or exchange) as consideration for such Requisite Acquiror Shareholder(s) agreeing to enter into an Acquiror Shareholder Non-Redemption Agreement with Acquiror, and (ii) if Acquiror fails prior to the Closing Date to deliver to the Company Acquiror Shareholder Non-Redemption Agreements executed by Requisite Acquiror Shareholders providing commitments to not seek redemption with respect to at least 7,000,000 Class A Ordinary Shares of Acquiror and the amount remaining in Acquiror’s Trust Account as of the Closing Date (after giving effect to any redemptions) is less than $70,000,000, Sponsor Holdco shall forfeit a number of shares of Acquiror Common Stock equal to the greater of (i) zero and (ii) the difference of:

•

the product of (A) the 1,000,000, multiplied by (B) a fraction the numerator of which is 7,000,000 minus the number of Class A Ordinary Shares of Acquiror for which redemption is not sought prior to the Closing Date (whether pursuant to Acquiror Shareholder Non-Redemption Agreements or otherwise), and the denominator of which is 7,000,000.

•

minus the number of shares of Acquiror Common Stock that Sponsor Holdco is contractually required to assign to Requisite Acquiror Shareholders as consideration for their agreeing to enter into an Acquirer Shareholder Non-Redemption Agreement with Acquiror.

Shares of Acquiror Common Stock forfeited pursuant to the foregoing sentence shall be transferred by Sponsor Holdco to Acquiror, without any consideration for such Transfer, and cancelled.

Section 1.3. New Shares. In the event that (a) any shares of Acquiror Common Stock or other equity securities of Acquiror are issued to a Sponsor after the date of this Sponsor Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of shares of Acquiror Common Stock of, on or affecting the shares of Acquiror Common Stock owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any shares of Acquiror Common Stock or other equity securities of Acquiror after the date of this Sponsor Agreement (such shares of Acquiror Common Stock or other equity securities of Acquiror, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Sponsor Agreement including, for the avoidance of doubt, the provisions of Section 1.2 hereof, to the same extent as if they constituted the shares of Acquiror Common Stock owned by such Sponsor as of the date hereof.

Section 1.4. Sponsor Support Agreements.

(a) From the date hereof until the Expiration Time, at any meeting of the shareholders of Acquiror, however called, or at any adjournment thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Acquiror is sought, each Sponsor hereby unconditionally and irrevocably agrees that such Sponsor shall (i) appear at each such meeting or otherwise cause all of its shares of Acquiror Common Stock to be counted as present thereat (to the extent entitled to vote thereto) for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its shares of Acquiror Common Stock (to the extent entitled to vote thereto):

(i) in favor of each Transaction Proposal;

(ii) against any Business Combination Proposal or any proposal relating to a Business Combination Proposal (in each case, other than the Transaction Proposals);

(iii) against any Combination Agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Acquiror (other than the Combination Agreement, any Ancillary Agreement and the transactions contemplated thereby);

(iv) against any change in the business, management or Board of Directors of Acquiror (other than in connection with the Transaction Proposals or to add or replace a member of the Board of Directors of Acquiror in compliance with NYSE independence rules);

(v) against any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Sponsor Agreement, the Combination Agreement, any Ancillary Agreement or the Mergers, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Acquiror, First Merger Sub or Second Merger Sub under the Combination Agreement or any Ancillary Agreement, (C) result in any of the conditions set forth in Article IX of the Combination Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Acquiror (other than a customary equity grant to (i) any member of the Board of Directors of Acquiror that is added in compliance with NYSE independence rules or (ii) any member of the scientific advisory board of Acquiror that is added consistent with Acquiror’s prior practice in onboarding such members);

Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing.

(b) Each Sponsor shall comply with, and fully perform all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of February 25, 2021 and as amended as of June 6, 2022, by and among the Sponsors, as applicable, and Acquiror (the “Voting Letter Agreement”), including without limitation the obligations of the Sponsors pursuant to Section 2 therein to not redeem any shares of Acquiror Common Stock owned by such Sponsor in connection with the transactions contemplated by the Combination Agreement.

(c) During the period commencing on the date hereof and ending on the earlier of the consummation of the Closing and the termination of the Combination Agreement pursuant to Article X thereof, each Sponsor shall not modify or amend any Contract between or among such Sponsor, anyone related by blood, marriage or adoption to such Sponsor or any Affiliate of such Sponsor (other than Acquiror or any of its Subsidiaries), on the one hand, and Acquiror or any of Acquiror’s Subsidiaries, on the other hand, including, for the avoidance of doubt, the Voting Letter Agreement.

Section 1.5. Additional Agreements; Power of Attorney.

(a) Notwithstanding anything to the contrary in any other agreement or contract to which a Sponsor is bound, each Sponsor (for itself, himself or herself and for its, his or her successors, heirs and assigns) hereby (but subject to the consummation of the Mergers) irrevocably and unconditionally waives, to the fullest extent permitted by applicable Laws and Acquiror’s Amended and Restated Memorandum and Articles of Association, and agrees to waive (for itself and for its successors and assigns) to the fullest extent of the Law and not to exercise, assert or perfect, any rights to adjustment or other anti-dilution protections with respect to the rate at which shares of Acquiror Class B Ordinary Shares held by such Sponsor convert into shares of Acquiror Common Stock in connection with the transactions contemplated by the Combination Agreement (including the Domestication).

(b) In the event that the Closing occurs prior to the date on which the Company Convertible Notes issued in the Company Investment would otherwise become payable in accordance with their terms, substantially concurrently with the Closing, Sponsor HoldCo shall execute appropriate transfer documentation with each Company Investor providing for the transfer by Sponsor Holdco to each such Company Investor of a Pro Rata Percentage of Sponsor Holdco’s right, title and interest in and to 500,000 shares of Acquiror Common Stock and 363,285 Acquiror Stock Warrants held by Sponsor Holdco as of such time in consideration for a cash payment from Investor in an aggregate amount equal to the (i) Pro Rata Percentage multiplied by (ii) $50.00. “Pro Rata Percentage” means, with respect to any Company Investor, the percentage interest of Company Convertible Notes held by such Company Investor calculated by dividing the aggregate principal amount of Company

Convertible Notes held by such Company Investor at such time by the aggregate Company Investment Amount. In no event shall the aggregate Pro Rata Percentage exceed 100%.

(c) From the Closing, at each of the first three annual meetings of the stockholders of Acquiror, however called, or at any adjournment thereof, each Sponsor hereby unconditionally and irrevocably agrees that such Sponsor shall (i) appear at each such meeting or otherwise cause all of its shares of Acquiror Common Stock to be counted as present thereat (to the extent entitled to vote thereto) for purposes of calculating a quorum and (ii) vote (or cause to be voted), all of its shares of Acquiror Common Stock (to the extent entitled to vote thereto) in favor of the First Sponsor Designee, if nominated and provided that such designee meets any generally-applicable qualification requirements for Directors set forth in the Certificate of Incorporation, bylaws or other written policy of Acquiror, for election to the Board of Directors of Acquiror.

(d) Each Sponsor, to the maximum extent not prohibited by applicable Law, does hereby constitute, appoint and grant to the Company full power to act without others, as its true and lawful representative, agent and attorney-in-fact, in its name, place and stead, to make, execute or sign, acknowledge, swear to, verify, deliver, record, file and/or publish, as applicable, such actions, documents, deeds, agreements or instruments, including any and all amendments thereto, as may be required under the laws of the Cayman Islands or any other jurisdiction or otherwise in connection with the Acquiror Shareholder Approval (including executing and delivering the Lock-Up Agreement together with any and all amendments thereto on behalf of each Sponsor, any other Ancillary Agreement required to be executed by the Sponsors pursuant to the Combination Agreement together with any and all amendments thereto, and any document or instrument relating to such Person’s ownership of the Acquiror Ordinary Shares); provided, however, that the power of attorney granted to the Company hereunder shall not be used to take any actions pursuant to any amended provision of the Combination Agreement in the event the Combination Agreement is amended following the date hereof, to the extent any such amendment to the Combination Agreement (i) is adverse and disproportionate to the undersigned Sponsor in any respect relative to Acquiror under the terms of such amendment, or (ii) reduces the consideration payable under the Combination Agreement. The undersigned Sponsor hereby empowers each agent and attorney-in-fact acting pursuant hereto to determine in its sole discretion the time when, purpose for and manner in which any power herein conferred upon it shall be exercised, and the conditions, provisions and covenants of any instruments or documents that may be executed by it pursuant hereto. The agency and powers of attorney granted herein shall be unconditional and irrevocable, and shall survive the death, incompetency, incapacity, disability, insolvency or dissolution of the Sponsors, as applicable, (regardless of whether Acquiror has notice thereof). The undersigned Sponsor agrees to execute such other documents as the Company may reasonably request in order to effect the intention and purposes of the agency and power of attorney contemplated by this Section 1.5(c). The undersigned Sponsor hereby approves, authorizes and ratifies everything which the Company shall lawfully do or purport to do pursuant to this Section 1.5(c).

Section 1.6. Amended and Restated Registration Rights Agreement. Each Sponsor set forth on Schedule II hereto, on behalf of itself, agrees that it will deliver, substantially simultaneously with the First Effective Time, a duly-executed copy of the Amended and Restated Registration Rights Agreement substantially in the form attached as Exhibit C to the Combination Agreement (with such changes as may be agreed in writing by Acquiror and the Company).

Section 1.7. Lock-Up Agreement. Each Sponsor set forth on Schedule III hereto, on behalf of itself, agrees that it will deliver, substantially simultaneously with the First Effective Time, a duly-executed copy of the Lock-Up Agreement substantially in the form attached as Exhibit D to the Combination Agreement (with such changes as may be agreed in writing by Acquiror and the Company).

Section 1.8. Further Assurances. Each Sponsor shall take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary (including under applicable Laws) to effect the actions required to consummate the Mergers and the other transactions contemplated by this Agreement and the Combination Agreement, in each case, on the terms and subject to the conditions set forth therein and herein, as applicable.

Section 1.9. No Inconsistent Agreement. Each Sponsor hereby represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Sponsor’s obligations hereunder.

Section 1.10. No Challenges. Each Sponsor agrees not to voluntarily commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Acquiror, First Merger Sub, Second Merger Sub, the Company or any of their respective successors, directors, officers or Affiliates, (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Agreement or the Combination Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Combination Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit such Sponsor from enforcing such Sponsor’s rights under this Agreement and the other agreements entered into by such Sponsor in connection herewith.

Section 1.11. Voting Letter Agreement. The Sponsors and the Sponsor Holdco hereby agree that, subject to and conditioned upon the occurrence of and effective as of the consummation of the Closing:

(a) Paragraph 9 of the Voting Letter Agreement shall be amended and restated in its entirety as follows:

“9. Reserved.”

(b) Paragraph 10 of the Voting Letter Agreement shall be amended and restated in its entirety as follows:

“10. Reserved.”

(c) Paragraph 24 of the Voting Letter Agreement shall be amended and restated in its entirety as follows:

“24. This Letter Agreement shall terminate on the earlier of (i) the completion of an initial Business Combination and (ii) the liquidation of the Company.”

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1. Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Acquiror and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Sponsor Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Sponsor Agreement and to perform his or her obligations hereunder. This Sponsor Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Sponsor Agreement, this Sponsor Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies). If this Sponsor Agreement is being executed in a representative or fiduciary capacity, the Person signing this Sponsor Agreement has full power and authority to enter into this Sponsor Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and beneficial owner (as defined in the Securities Act) of, and has good title to, all of such Sponsor’s shares of Acquiror Common Stock, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such shares of Acquiror Common Stock) affecting any such shares of Acquiror Common Stock, other than Liens (a) pursuant to (i) this Sponsor Agreement, (ii) the Governing Documents of Acquiror, (iii) the Combination Agreement, (iv) the Voting Letter Agreement, (v) that certain Registration Rights Agreement by and between the Sponsor Holdco and the Acquiror, dated as of February 25, 2021, or (vi) any applicable securities Laws or (b) that would not, individually or in the aggregate, reasonably be expected to prevent, delay or impair the ability of such Sponsor to perform its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement or the Combination Agreement. Such Sponsor’s shares of Acquiror Common Stock are the only equity securities in Acquiror owned of record or beneficially by such Sponsor as of the date of this Sponsor Agreement, and none of such Sponsor’s shares of Acquiror Common Stock are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such shares of Acquiror Common Stock, except as provided hereunder and under the Voting Letter Agreement. Other than the shares of Acquiror Common Stock listed on Schedule I attached hereto, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Acquiror or any equity securities convertible into, or which can be exchanged for, equity securities of Acquiror.

(c) No Conflicts. The execution and delivery of this Sponsor Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the organizational documents of such Sponsor or (ii) require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon such Sponsor or such Sponsor’s shares of Acquiror Common Stock), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(d) Litigation. There are no Actions pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Actions, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Sponsor Agreement.

(e) Brokerage Fees. Except as described on Section 5.13 of the Acquiror Disclosure Letter, no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Combination Agreement based upon arrangements made by such Sponsor, for which Acquiror or any of its Affiliates may become liable.

(f) Acknowledgment. Such Sponsor understands and acknowledges that each of Acquiror and the Company is entering into the Combination Agreement in reliance upon such Sponsor’s execution and delivery of this Sponsor Agreement.

(g) No Other Representations or Warranties. Except for the representations and warranties expressly made by such Sponsors in this ARTICLE II, the Registration Rights Agreement or the Lock-Up Agreement, neither such Sponsor nor any other Person on behalf of such Sponsor makes any express or implied representation or warranty to Acquiror or the Company in connection with this Support Agreement or the transactions contemplated by this Support Agreement, and each Sponsor expressly disclaims any such other representations or warranties.

ARTICLE III

MISCELLANEOUS

Section 3.1. Termination. This Sponsor Agreement and all of its provisions shall terminate and be of no further force or effect upon the earlier of (a) immediately following Acquiror’s third annual meeting of stockholders following the Closing (b) the written agreement of the Sponsor Holdco, Acquiror and the Company and (c) such date and time as the Combination Agreement shall be terminated in accordance with Article X thereof. Upon such termination of this Sponsor Agreement, all obligations of the parties under this Sponsor Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Sponsor Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Sponsor Agreement prior to such termination. This ARTICLE III shall survive the termination of this Support Agreement.

Section 3.2. Governing Law. This Sponsor Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Sponsor Agreement or the negotiation, execution or performance of this Sponsor Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Sponsor Agreement) will be governed by and construed in accordance with the internal Laws of the State of Delaware applicable to agreements executed and performed entirely within such State.

Section 3.3. CONSENT TO JURISDICTION AND SERVICE OF PROCESS; WAIVER OF JURY TRIAL.

(a) ANY PROCEEDING OR ACTION BASED UPON, ARISING OUT OF OR RELATED TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY MUST BE BROUGHT IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE (OR, ONLY TO THE EXTENT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION, THE SUPERIOR COURT OF THE STATE OF DELAWARE OR, IF IT HAS OR CAN ACQUIRE JURISDICTION, IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE), AND EACH OF THE PARTIES IRREVOCABLY AND UNCONDITIONALLY (I) CONSENTS AND SUBMITS TO THE EXCLUSIVE JURISDICTION OF EACH SUCH COURT IN ANY SUCH PROCEEDING OR ACTION, (II) WAIVES ANY OBJECTION IT MAY NOW OR HEREAFTER HAVE TO PERSONAL JURISDICTION, VENUE OR TO CONVENIENCE OF FORUM, (III) AGREES THAT ALL CLAIMS IN RESPECT OF SUCH PROCEEDING OR ACTION SHALL BE HEARD AND DETERMINED ONLY IN ANY SUCH COURT AND (IV) AGREES NOT TO BRING ANY PROCEEDING OR ACTION ARISING OUT OF OR RELATING TO THIS SUPPORT AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IN ANY OTHER COURT. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON ANY PARTY TO THIS SPONSOR AGREEMENT BY MAILING A COPY THEREOF BY REGISTERED OR CERTIFIED MAIL, POSTAGE PREPAID, TO SUCH PARTY AT ITS ADDRESS AS PROVIDED IN SECTION 3.8, WITHOUT LIMITING THE RIGHT OF A PARTY TO SERVE PROCESS IN ANY OTHER MATTER PERMITTED BY APPLICABLE LAWS.

(b) WAIVER OF TRIAL BY JURY. EACH PARTY HERETO HEREBY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS SPONSOR AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS SPONSOR AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS SPONSOR AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN

THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS SPONSOR AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3.3.

Section 3.4. Assignment. This Sponsor Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns. Neither this Sponsor Agreement nor any of the rights, interests or obligations hereunder will be assigned (including by operation of law) without the prior written consent of Acquiror, the Company and the Sponsor Holdco.

Section 3.5. Specific Performance. The parties hereto agree that irreparable damage may occur in the event that any of the provisions of this Sponsor Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to seek an injunction or injunctions to prevent breaches of this Sponsor Agreement and to enforce specifically the terms and provisions of this Sponsor Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. In the event that any Action shall be brought in equity to enforce the provisions of this Agreement, no party hereto shall allege, and each party hereto hereby waives the defense, that there is an adequate remedy at law, and each party hereto agrees to waive any requirement for the securing or posting of any bond in connection therewith.

Section 3.6. Amendment. This Sponsor Agreement may not be amended, changed, supplemented, waived or otherwise modified, except upon the execution and delivery of a written agreement executed by Acquiror, the Company and the Sponsor Holdco.

Section 3.7. Severability. If any provision of this Sponsor Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Sponsor Agreement will remain in full force and effect. Any provision of this Sponsor Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

Section 3.8. Notices. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when e-mailed during normal business hours of the recipient (and otherwise as of the immediately following Business Day), addressed as follows:

If to Acquiror: Freedom Acquisition I Corp. 14 Wall Street, 20th Floor New York New York, 10005 Attention: Adam Gishen Email: ag@freedomac1.com with a copy to (which will not constitute notice):

Paul Hastings LLP 1999 Avenue of the Stars, 27th Floor Los Angeles, CA 90067
Attention:	David M. Hernand Brandon Bortner
E-mail:	davidhernand@paulhastings.com brandonbortner@paulhastings.com

If to the Company:

Complete Solar Holding Corporation

3000 Executive Parkway, Suite 504

San Ramon, CA 94583

Attention: Will Anderson

Email: will@completesolar.com

with copies to each of (which shall not constitute notice):

Cooley LLP

3175 Hanover Street

Palo Alto, CA 94304-1130

Attention: Matthew Hemington; Miguel Vega; John McKenna; Rishab Kumar

Email: hemingtonmb@cooley.com; mvega@cooley.com; jmckenna@cooley.com; rkumar@cooley.com

If to a Sponsor:

To such Sponsor’s address set forth in Schedule I

with a copy to (which will not constitute notice):

Paul Hastings LLP 1999 Avenue of the Stars, 27th Floor Los Angeles, CA 90067
Attention:	David M. Hernand Brandon Bortner
E-mail:	davidhernand@paulhastings.com brandonbortner@paulhastings.com

Section 3.9. Counterparts. This Sponsor Agreement may be executed in two or more counterparts (any of which may be delivered by electronic transmission), each of which shall constitute an original, and all of which taken together shall constitute one and the same instrument.

Section 3.10. Incorporation by Reference. Sections 11.5 (Rights of Third Parties), 11.6 (Expenses) and 11.16 (Non-Recourse) of the Combination Agreement apply to this Agreement, mutatis mutandis.

Section 3.11. Entire Agreement. This Sponsor Agreement and the agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto to the extent they relate in any way to the subject matter hereof.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY BLANK]

IN WITNESS WHEREOF, the Sponsors, Acquiror and the Company have each caused this Sponsor Agreement to be duly executed as of the date first written above.

SPONSORS:

FREEDOM ACQUISITION I LLC

By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

/s/ Adam Gishen
Name: Adam Gishen

/s/ Tidjane Thiam
Name: Tidjane Thiam

/s/ Edward Zeng
Name: Edward Zeng

/s/ Abhishek Bhatia
Name: Abhishek Bhatia

/s/ Noreen Doyle
Name: Noreen Doyle

/s/ William Janetschek
Name: William Janetschek

/s/ Nell Cady-Kruse
Name: Nell Cady-Kruse

[Signature Page to Sponsor Support Agreement]

SPONSORS:

FREEDOM ACQUISITION LLC

By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

SPONSORS:

NEXTG TECH LIMITED

By:	/s/ Edward Zeng
Name: Edward Zeng
Title: Chairman

[Signature Page to Sponsor Support Agreement]

ACQUIROR:

FREEDOM ACQUISITION I CORP.

By:	/s/ Adam Gishen
Name: Adam Gishen
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:

COMPLETE SOLAR HOLDING CORPORATION

By:	/s/ William J. Anderson
Name: William J. Anderson
Title: President

[Signature Page to Sponsor Support Agreement]

Schedule I

Sponsor Shares of Acquiror Common Stock

Sponsor / Address	Shares of Acquiror Common Stock
Freedom Acquisition LLC	—
Adam Gishen	729,357	(1)
Tidjane Thiam	3,649,642	(2)
NextG Tech Limited	3,414,714	(3)
Edward Zeng	—	(4)
Abhishek Bhatia	708,786	(1)
Noreen Doyle	25,000	(5)
William Janetschek	25,000	(5)
Nell Cady-Kruse	25,000	(5)

(1)

Includes 728,786 shares of Acquiror Class B Ordinary Shares held by Freedom Acquisition I LLC which Adam Gishen and Abhishek Bhatia may be deemed to beneficially own by virtue of their ownership stake in Freedom Acquisition I LLC. Adam Gishen and Abhishek Bhatia disclaim beneficial ownership of securities held by Freedom Acquisition I LLC.

(2)

Includes 3,643,928 shares of Acquiror Class B Ordinary Shares held by Freedom Acquisition I LLC which Tidjane Thiam may be deemed to beneficially own by virtue of his ownership stake in Freedom Acquisition I LLC. Tidjane Thiam disclaims beneficial ownership of securities held by Freedom Acquisition I LLC.

(3)

Includes 3,401,000 shares of Acquiror Class B Ordinary Shares held by Freedom Acquisition I LLC which NextG Tech Limited may be deemed to beneficially own by virtue of its ownership stake in Freedom Acquisition I LLC. NextG Tech Limited disclaims beneficial ownership of securities held by Freedom Acquisition I LLC.

(4)

Edward Zeng may be deemed to beneficially own securities held by NextG Tech Limited by virtue of his control over NextG Tech Limited. Edward Zeng disclaims beneficial ownership of securities held by NextG Tech Limited.

(5)	Includes 25,000 shares of Acquiror Class B Ordinary Shares.

[Schedule I to Sponsor Support Agreement]

Schedule II

Parties to Registration Rights Agreement

1.	Freedom Acquisition I LLC
2.	Freedom Acquisition LLC
3.	Tidjane Thiam
4.	Adam Gishen
5.	Abhishek Bhatia
6.	NextG Tech Limited
7.	Edward Zeng
8.	Noreen Doyle
9.	William Janetschek
10.	Nell Cady-Kruse

[Schedule III to Sponsor Support Agreement]

Schedule III

Parties to Lock-Up Agreement

1.	Freedom Acquisition I LLC
2.	Freedom Acquisition LLC
3.	Tidjane Thiam
4.	Adam Gishen
5.	Abhishek Bhatia
6.	NextG Tech Limited
7.	Edward Zeng
8.	Noreen Doyle
9.	William Janetschek
10.	Nell Cady-Kruse

[Schedule III to Sponsor Support Agreement]

Annex A

Form of Joinder Agreement

This Joinder Agreement (this “Joinder Agreement”) is made as of the date written below by the undersigned (the “Joining Party”) in accordance with the Sponsor Support Agreement, dated as of October 3 (as amended, supplemented or otherwise modified from time to time, the “Support Agreement”), by and among Freedom Acquisition I Corp., a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation), Complete Solar Holding Corporation, a Delaware corporation, and the Sponsors set forth on Schedule I thereto. Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Support Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the Joining Party shall be deemed to be a party to, and a “Sponsor” under, the Support Agreement as of the date hereof and shall have all of the rights and obligations of a Sponsor as if it had executed the Support Agreement. The Joining Party hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Support Agreement.

IN WITNESS WHEREOF, the undersigned has duly executed this Joinder Agreement as of the date written below.

Date:

By:
Name:

Title:

Address for Notices:

With copies to:

[Annex A to Sponsor Support Agreement]

Annex F

Amended and Restated Registration Rights Agreement

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [    ], 2023, is made and entered into by and among Complete Solaria, Inc., a Delaware corporation domesticated from Freedom Acquisition I Corp., a Cayman Islands exempted company (the “Company”), Freedom Acquisition I LLC, a Cayman Islands limited liability company (“Sponsor”), and the undersigned parties listed as an Existing Holder on the signature pages hereto (each such party, together with Sponsor and any other person deemed an “Existing Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.02 hereof, an “Existing Holder” and collectively, the “Existing Holders”), and the undersigned parties listed as a New Holder on the signature pages hereto (each such party, together with any other person deemed a “New Holder” who hereafter becomes a party to this Agreement pursuant to Section 5.02 hereof, a “New Holder” and collectively, the “New Holders”). Capitalized terms used but not otherwise defined in this Agreement shall have the meaning ascribed to such terms in the Business Combination Agreement (as defined below).

RECITALS

WHEREAS, the Company, Sponsor and the Existing Holders entered into that certain Registration Rights Agreement, dated as of February 25, 2021 (the “Existing Registration Rights Agreement”), pursuant to which the Company granted to the Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, the Company has entered into that certain Business Combination Agreement, dated as of October 3, 2022 (as may be amended from time to time, the “Business Combination Agreement”), with Jupiter Merger Sub I Corp., a Delaware corporation and a direct wholly-owned subsidiary of Acquiror (“First Merger Sub”), Jupiter Merger Sub II, LLC, a Delaware limited liability company (“Second Merger Sub”), Complete Solar Holding Corporation, a Delaware corporation (“CS”), and The Solaria Corporation, a Delaware corporation, pursuant to which (a) First Merger Sub will merge with and into CS (the “First Merger”) with CS surviving as a wholly-owned subsidiary of the Company (CS, in its capacity as the surviving corporation of the First Merger, referred to as the “Initial Surviving Corporation”) and (b) immediately thereafter and as part of the same overall transaction as the First Merger, the Initial Surviving Corporation will merge with and into Second Merger Sub (the “Second Merger”), with Second Merger Sub being the surviving entity of the Second Merger;

WHEREAS, upon the closing of the transactions contemplated by the Business Combination Agreement and subject to the terms and conditions set forth therein, the Existing Holders and the New Holders will hold shares of common stock, par value $0.0001 per share, of the Company (“Common Stock”) in such amount and subject to such terms and conditions as set forth in the Business Combination Agreement;

WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth in the Existing Registration Rights Agreement may be amended or modified upon the written consent of the Company and the holders of a majority- in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question; and

WHEREAS, in connection with the transactions contemplated by the Business Combination Agreement, the Company and the Existing Holders desire to amend and restate the Existing Registration Rights Agreement in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Existing Holders and the New Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.

F-1

WHEREAS, the Sponsor and the Company are parties to (i) that certain promissory note, dated as of April 1, 2022, and (ii) that certain promissory note, dated as of June 6, 2022, (collectively the “Promissory Notes”), and desire to terminate any registration rights and notice rights in connection therewith under the Promissory Notes and grant the Sponsor certain registration rights with respect to the Common Stock of the Company issued or issuable thereunder, as set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any Misstatement, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Bought Deal” shall mean an Underwritten Shelf Takedown in which Underwriter(s) agree to purchase Registrable Securities at an agreed price without a prior marketing process.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Common Stock” shall have the meaning given in the Recitals hereto.

“Company” shall have the meaning given in the Preamble and includes the Company’s successors by recapitalization, merger, consolidation, spin-off, reorganization or similar transaction.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Existing Holder” or “Existing Holders” shall have the meaning given in the Preamble.

“Filing Date” shall have the meaning given in Section 2.01(a).

“Form S-1 Shelf” shall mean a Registration Statement on Form S-1 allowing for the delayed or continuous offering and sale of the Registrable Securities pursuant to Rule 415.

“Form S-3 Shelf” shall mean a Registration Statement on Form S-3 allowing for the delayed or continuous offering and sale of the Registrable Securities pursuant to Rule 415.

“Holder” or “Holders” shall mean the Existing Holders and the New Holders and any person who hereafter becomes a party of this Agreement pursuant to Section 5.02.

“Maximum Number of Securities” shall have the meaning given in Section 2.01(d).

F-2

“Minimum Takedown Threshold” shall have the meaning given in Section 2.01(c).

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made, in the case of the Prospectus) not misleading.

“New Holder” or “New Holders” shall have the meaning given in the Preamble.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities transfers such Registrable Securities prior to the expiration of any lock-up period applicable to such Registrable Securities (provided, in each case, such transfer is not prohibited by any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company), and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in Section 2.02(a).

“Private Placement Warrants” shall mean the private placement warrants issued pursuant to the Private Placement Warrants Purchase Agreement, dated as of February 25, 2021, between the Company and the Sponsor, and that certain Warrant Agreement, dated February 25, 2021, between the Company and Continental Stock Transfer & Trust Company, as warrant agent.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) the Private Placement Warrants (including any shares of Common Stock issued or issuable upon the exercise of any such Private Placement Warrants), (b) any issued and outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any other equity security of the Company held by an Existing Holder as of the date of this Agreement, (c) (i) any warrants of the Company issued or issuable upon conversion of the Promissory Notes (including any shares of Common Stock issued or issuable upon the exercise of any warrants of the Company issued or issuable upon conversion of the Promissory Notes) and (ii) any shares of Common Stock issued or issuable upon conversion of the Promissory Notes, (d) any issued and outstanding shares of Common Stock or any other equity security (including the shares of Common Stock issued or issuable upon the exercise of any such other equity security) of the Company held by a New Holder (including shares transferred to a Permitted Transferee) (i) as of the date of this Agreement or (ii) that are otherwise issued in connection with the transactions contemplated by the Business Combination Agreement, and (d) any other equity security of the Company issued or issuable with respect to any such share of Common Stock described in the foregoing clauses (a) through (d) by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, spin-off, exchange, reorganization or other similar event; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earliest to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates or book-entry positions for such securities not bearing a legend restricting further transfer shall have been delivered by the Company; (C) such securities shall have ceased to be outstanding; or (D) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration, including any related Shelf Takedown, effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

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“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;

fees and expenses of compliance with securities or blue sky laws (including reasonable and customary fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

printing, messenger, telephone and delivery expenses;

reasonable fees and disbursements of counsel for the Company;

reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders (as defined below) in an Underwritten Offering not to exceed $50,000 without the prior written consent of the Company.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holders” shall have the meaning given in Section 2.01(d).

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf” shall mean the Form S-1 Shelf, the Form S-3 Shelf or any Subsequent Shelf Registration, as the case may be.

“Shelf Registration” shall mean a registration of securities pursuant to a registration statement filed with the Commission in accordance with and pursuant to Rule 415 promulgated under the Securities Act (or any successor rule then in effect).

“Shelf Takedown” shall mean an Underwritten Shelf Takedown or any proposed transfer or sale using a Registration Statement, including a Piggyback Registration.

“Sponsor” shall have the meaning given in the Preamble hereto.

“Subsequent Shelf Registration” shall have the meaning given in Section 2.01(b).

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

“Underwritten Shelf Takedown” shall have the meaning given in Section 2.01(c).

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ARTICLE II

REGISTRATIONS

Shelf Registration.

Filing. The Company shall use its commercially reasonable efforts to file with the Commission, no later than fifteen (15) business days following the closing of the transactions contemplated by the Business Combination Agreement and the availability to the Company of the financial statements and Form 10-K Part III information required for inclusion in such Registration Statement (the “Filing Date”), the Form S-1 Shelf covering the resale of all the Registrable Securities (determined as of two (2) business days prior to the initial filing of the Form S-1 Shelf) on a delayed or continuous basis and shall use its commercially reasonable efforts to have such Form S-1 Shelf declared effective as soon as practicable after the filing thereof and no later than the earlier of (x) the ninetieth (90th) calendar day following the Filing Date if the Commission notifies the Company that it will “review” the Form S-1 Shelf and (y) the tenth (10th) business day after the date the Company is notified (orally or in writing, whichever is earlier) by the Commission that such Form S-1 Shelf will not be “reviewed” or will not be subject to further review. Such Shelf shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and reasonably requested by, any Holder named therein. The Company shall use its commercially reasonable efforts to convert the Form S-1 Shelf (and any Subsequent Shelf Registration) to a Form S-3 Shelf as soon as practicable after the Company is eligible to use a Form S-3 Shelf. The Company shall maintain a Shelf in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until the second anniversary of the consummation of the transactions contemplated by the Business Combination Agreement.

Subsequent Shelf Registration. If any Shelf ceases to be effective under the Securities Act for any reason at any time while Registrable Securities are still outstanding, the Company shall, subject to Section 3.04, use its commercially reasonable efforts to as promptly as is reasonably practicable cause such Shelf to again become effective under the Securities Act (including using its commercially reasonable efforts to obtain the prompt withdrawal of any order suspending the effectiveness of such Shelf), and shall use its commercially reasonable efforts to as promptly as is reasonably practicable amend such Shelf in a manner reasonably expected to result in the withdrawal of any order suspending the effectiveness of such Shelf or file an additional registration statement as a Shelf Registration (a “Subsequent Shelf Registration”) registering the resale of all Registrable Securities (determined as of two (2) business days prior to such filing), and pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. If a Subsequent Shelf Registration is filed, the Company shall use its commercially reasonable efforts to (i) cause such Subsequent Shelf Registration to become effective under the Securities Act as promptly as is reasonably practicable after the filing thereof (it being agreed that the Subsequent Shelf Registration shall be an automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) if the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) at the most recent applicable eligibility determination date) and (ii) keep such Subsequent Shelf Registration continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until the second anniversary of the consummation of the transactions contemplated by the Business Combination Agreement. Any such Subsequent Shelf Registration shall be on Form S-3 to the extent that the Company is eligible to use such form. Otherwise, such Subsequent Shelf Registration shall be on another appropriate form.

Requests for Underwritten Shelf Takedowns. Subject to Section 3.04, at any time and from time to time when an effective Shelf is on file with the Commission, Sponsor, any other Existing Holder and any New Holder (any such Holder being in such case a “Demanding Holder”) may request to sell all or any portion of its Registrable Securities in an Underwritten Offering that is registered pursuant to the Shelf (each, an

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“Underwritten Shelf Takedown”); provided that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include Registrable Securities proposed to be sold by the Demanding Holder, either individually or together with other Demanding Holders, with a total offering price reasonably expected to exceed, in the aggregate, $20 million (the “Minimum Takedown Threshold”). Notwithstanding any other provision of this Article II, at any time and from time to time when an effective Shelf is on file with the Commission, if a Demanding Holder wishes to engage in a Bought Deal (i) with a total offering price reasonably expected to satisfy the Minimum Takedown Threshold or (ii) that would constitute a sale of all remaining Registrable Securities held by such Demanding Holder, provided that such Registrable Securities cannot be sold in a single transaction under the volume limitations of Rule 144, then such Demanding Holder need only make a demand of the Company for such Bought Deal at least ten (10) business days (or twenty (20) business days if such Bought Deal is the first Underwritten Shelf Takedown to occur after the date of this Agreement) prior to the day such offering is to commence and the Company shall as expeditiously as possible use commercially reasonable efforts to facilitate such Bought Deal; provided that the Demanding Holder shall use commercially reasonable efforts to work with the Company and any Underwriters, auditors, legal counsel and other advisors prior to making such request in order to facilitate preparation of the registration statement, prospectus, prospectus supplement and other offering documentation related to the Bought Deal. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company, which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown. The Company shall have the right to select the Underwriters for such offering (which shall consist of one or more reputable nationally recognized investment banks), subject to the Demanding Holder’s prior approval (which shall not be unreasonably withheld, conditioned or delayed). Sponsor, any other Existing Holder and any New Holder may each demand not more than one (1) Underwritten Shelf Takedown pursuant to this Section 2.01(c) in any twelve (12) month period. Notwithstanding anything to the contrary in this Agreement, the Company may effect any Underwritten Offering pursuant to any then effective Registration Statement, including a Form S-3, that is then available for such offering.

Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Shelf Takedown, in good faith, advise the Company, the Demanding Holders and the Holders requesting piggyback rights pursuant to this Agreement with respect to such Underwritten Shelf Takedown (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, that have been requested to be sold in such Underwritten Offering pursuant to separate written contractual piggyback registration rights held by any other stockholders, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, before including any shares of Common Stock or other equity securities proposed to be sold by Company or by other holders of Common Stock or other equity securities, (i) first, the Registrable Securities of the Demanding Holders (pro rata based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Demanding Holders have requested be included in such Underwritten Shelf Takedown), and (ii) second, the Registrable Securities of the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Requesting Holder (if any) has requested be included in such Underwritten Shelf Takedown and the aggregate number of Registrable Securities that the Requesting Holders have requested be included in such Underwritten Shelf Takedown) that can be sold without exceeding the Maximum Number of Securities.

Withdrawal. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used for marketing such Underwritten Shelf Takedown, any Demanding Holder initiating an Underwritten Shelf Takedown shall have the right to withdraw from such Underwritten Shelf Takedown for any or no reason whatsoever upon written notification (a “Withdrawal Notice”) to the Company and the Underwriter or

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Underwriters (if any) of their intention to withdraw from such Underwritten Shelf Takedown; provided that Sponsor or any other Demanding Holder may elect to have the Company continue an Underwritten Shelf Takedown if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Shelf Takedown by Sponsor or such other Demanding Holder, as applicable. If withdrawn, a demand for an Underwritten Shelf Takedown shall constitute a demand for an Underwritten Shelf Takedown by the withdrawing Demanding Holder for purposes of Section 2.01(c), unless either (a) such Demanding Holder has not previously withdrawn any Underwritten Shelf Takedown or (b) such Demanding Holder reimburses the Company for all Registration Expenses with respect to such Underwritten Shelf Takedown (or, if there is more than one Demanding Holder, a pro rata portion of such Registration Expenses based on the respective number of Registrable Securities that each Demanding Holder has requested be included in such Underwritten Shelf Takedown); provided that, if Sponsor or any New Holder elects to continue an Underwritten Shelf Takedown pursuant to the proviso in the immediately preceding sentence, such Underwritten Shelf Takedown shall instead count as an Underwritten Shelf Takedown demanded by Sponsor or any New Holder, as applicable, for purposes of Section 2.01(c). Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Shelf Takedown. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Shelf Takedown prior to its withdrawal under this Section 2.01(e), other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (ii) of the second sentence of this Section 2.01(e).

Piggyback Registration.

Piggyback Rights. If, at any time on or after the closing of the transactions contemplated by the Business Combination Agreement, the Company proposes to file a Registration Statement under the Securities Act with respect to the Registration of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.01 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than seven (7) days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering pursuant to a Shelf Registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this Section 2.02(a) to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this Section 2.02(a) shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of

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shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.02 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of persons or entities other than the Holders of Registrable Securities hereunder, exceeds the Maximum Number of Securities, then:

If the Registration or registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.02(a), pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities;

If the Registration or registered offering is pursuant to a demand by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or registered offering (A) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to Section 2.02(a), pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Offering, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of persons or entities other than the Holders of Registrable Securities hereunder, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and

If the Registration or registered offering and Underwritten Shelf Takedown is pursuant to a request by Holder(s) of Registrable Securities pursuant to Section 2.01(c) hereof, then the Company shall include in any such Registration or registered offering securities in the priority set forth in Section 2.01(d).

Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Shelf Takedown, and related obligations, shall be governed by Section 2.01(e)) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration or, in the case of a Piggyback Registration pursuant to a Shelf Registration, the filing of the applicable “red herring” prospectus or prospectus

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supplement with respect to such Piggyback Registration used for marketing such transaction. The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration (which, in no circumstance, shall include a Shelf) at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement (other than Section 2.01(f)), the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this Section 2.02(c).

Unlimited Piggyback Registration Rights. For purposes of clarity, any Piggyback Registration effected pursuant to Section 2.02 hereof shall not be counted as a demand for an Underwritten Shelf Takedown under Section 2.01(e) hereof.

Market Stand-off. In connection with any Underwritten Offering of Common Stock of the Company, if requested by the Underwriters managing the offering, each Holder that (i) is an executive officer or director of the Company, (ii) is a beneficial owner of more than one percent (1%) of the outstanding shares of Common Stock of the Company, or (iii) requests to sell Registrable Securities in such Underwritten Offering, agrees to execute a customary lock-up agreement (in each case on substantially the same terms and conditions as all such Holders, including customary waiver “MFN” provisions) in favor of the managing Underwriters to not, sell or dispose of any shares of Common Stock of the Company (other than those included in such Underwritten Offering pursuant to this Agreement), without the prior written consent of the managing Underwriters, during the period beginning on the date of execution of such lock-up agreement and ending on the 90th day following the date of the final Prospectus related to such Underwritten Offering (or such shorter time agreed to by the managing Underwriters with respect to the officers and directors of the Company and except as expressly permitted by such lock-up agreement or in the event the managing Underwriters otherwise agree by written consent) (the “Lock-Up Period”). If a Holder fails to execute such lock-up agreement, then such Holder agrees not to not, sell or dispose of any shares of Common Stock of the Company during the Lock-Up Period, provided that the commencement of the Lock-Up Period shall be the date that the Holder is notified by the Company of such Underwritten Offering. Each Holder agrees that any notification of an Underwritten Offering by the Company pursuant to this Agreement shall constitute “material non-public information” and the Company shall be permitted to issue “stop transfer” instructions with its transfer agent with respect to any purported transfer of any Registrable Securities following such notification and the conclusion of the Lock-Up Period.

ARTICLE III

COMPANY PROCEDURES

General Procedures. In connection with any Shelf and/or Shelf Takedown, subject to applicable law and any regulations promulgated by any securities exchange on which the Registrable Securities are then listed, each as interpreted by the Company with the advice of its counsel, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective, or file a Subsequent Shelf Registration until all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities;

prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by a majority-in interest of the Holders of the Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the

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Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriter(s) and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

at least two (2) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (or such shorter period of time as may be necessary in order to comply with the Securities Act, the Exchange Act, and the rules and regulations promulgated under the Securities Act or Exchange Act, as applicable), furnish a copy thereof to each seller of such Registrable Securities or its counsel (excluding any exhibits thereto and any filing made under the Exchange Act that is to be incorporated by reference thereto);

notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.04 hereof;

permit a representative of the Holders, the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of

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the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information; provided further, that notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter if such Underwriter has not then been named with respect to the applicable Underwritten Offering;

obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion and negative assurance letter, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders or Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;

in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting or other purchase or sales agreement, in usual and customary form, with the managing Underwriter of such offering or sale;

cooperate with each Holder covered by the Registration Statement and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;

make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission); provided that such obligation may be satisfied by the Company’s timely filings on the Commission’s EDGAR system;

with respect to an Underwritten Offering pursuant to Section 2.01(c), use its reasonable best efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering;

otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders in connection with such Registration and comply with all applicable rules and regulations of the Securities and Exchange Commission;

upon the sale on a Registration Statement of the Common Stock constituting Registrable Securities by a Holder, the Company shall (i) authorize the Company’s transfer agent to remove any legend on share certificates of such Holder’s Common Stock restricting further transfer (or any similar restriction in book entry positions of such Holder) (ii) request the Company’s transfer agent to issue in lieu thereof shares of Common Stock without such restrictions to the Holder upon, as applicable, surrender of any stock certificates evidencing such shares of Common Stock, or to update the applicable book entry position of such Holder so that it no longer is subject to such a restriction, and (iii) use reasonable best efforts to cooperate with such Holder to have such Holder’s shares of Common Stock transferred into a book-entry position at The Depository Trust Company, in each case, subject to delivery of customary documentation, including any documentation required by such restrictive legend or book-entry notation.

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Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter if such Underwriter has not then been named with respect to the applicable Underwritten Offering.

Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that each Holder shall bear, with respect to such Holder’s Registrable Securities being sold, all Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable and documented fees and expenses of any legal counsel representing such Holders.

Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide to the Company in writing information and affidavits as the Company reasonably requests for use in connection with any Registration Statement or Prospectus, the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that such information is necessary to effect the registration and such Holder continues thereafter to withhold such information. For the avoidance of doubt, the exclusion of a Holder’s Registrable Securities as a result of this Section 3.03 shall not affect the registration of the other Registrable Securities to be included in such Registration.

Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed. Other than the requirement for the availability to the Company of the financial statements and Form 10-K Part III information required for inclusion in a Registration Statement pursuant to Section 2.01(a), if the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements or Form 10-K Part III information that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event (i) on more than three (3) occasions, for more than sixty (60) consecutive calendar days, or (ii) more than ninety (90) days in any twelve (12) month period, in each case as determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.04.

Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions.

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ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Indemnification.

The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and out-of-pocket expenses (including reasonable and documented attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors, officers and agents and each person who controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and out-of-pocket expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue or alleged untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company. For the avoidance of doubt, the obligation to indemnify under this Section 4.01(b) shall be several, not joint and several, among the Holders of Registrable Securities, and the total indemnification liability of a Holder under this Section 4.01(b) shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.

Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

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The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities.

If the indemnification provided under Section 4.01 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by the such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this Section 4.01(e) shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.01(a), 4.01(b) and 4.01(c) above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.01(e) were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.01(e). No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.01(e) from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (except in the case of electronic mail, with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed if to the Company, to: Complete Solaria, Inc., 3000 Executive Parkway, Suite 504, San Ramon, CA 94583, Attention: Will Anderson, email: will@completesolar.com, with a copy to Cooley LLP , 3175 Hanover Street, Palo Alto, CA 94304-1130, Attention: Matthew Hemington; Miguel Vega; John McKenna; Rishab Kumar, email: hemingtonmb@cooley.com; mvega@cooley.com; jmckenna@cooley.com; rkumar@cooley.com, and, if to any Holder, at such Holder’s address, electronic mail address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.01.

Assignment; No Third Party Beneficiaries.

Subject to Section 5.02(b) and Section 5.02(c), this Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part.

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Prior to the expiration of the applicable lock-up period, no Holder subject to any such lock-up Period may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, in violation of the applicable lock-up period, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement.

This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the applicable Holders, which shall include (i) Permitted Transferees and (ii) any transferee of all of the Registrable Securities of a Holder.

This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.02 hereof.

No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.01 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement in the form set forth in Exhibit A hereto). Any transfer or assignment made other than as provided in this Section 5.02 shall be null and void.

Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced. Each party agrees that an electronic copy of this Agreement shall be considered and treated like an original, and that an electronic or digital signature shall be as valid as a handwritten signature (including .pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g.,www.docusign.com)).

Governing Law; Venue. NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION AND THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK.

EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.

Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, (a) any amendment hereto or waiver hereof that adversely affects one Holder or group of affiliated Holders, solely in his, her or its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially

F-15

different from the other Holders (in such capacity) shall require the consent of the Holder so affected, (b) any amendment hereto or waiver hereof that adversely affects the rights of any Existing Holder in a manner that is materially different from the other Existing Holders shall require the consent of such affected Existing Holder, and (c) any amendment hereto or waiver hereof that adversely affects either the Existing Holders as a group or the New Holders as a group, as the case may be, in a manner that is materially adversely different from the other Holders shall require the consent of at least a majority-in-interest of the Registrable Securities held by such Existing Holders or a majority-in-interest of the Registrable Securities held by such New Holders, as applicable, at the time in question so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

Other Registration Rights. Other than as provided in the Warrant Agreement, dated as of February 25, 2021, by and between the Company and Continental Stock Transfer & Trust Company the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

Term. This Agreement shall terminate upon the earlier of (a) the fifth anniversary of the date of this Agreement, (b) the date as of which all of the Registrable Securities have been sold or disposed of and (c) with respect to any particular Holder, the date as of which (i) all of the Registrable Securities held by such Holder have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) (ii) such Holder is permitted to sell the Registrable Securities held by him, her, or it under Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale or another exemption from registration under the Securities Act, or (iii) such Holder requests and the Company authorizes the Company’s transfer agent to remove any legend on share certificates of such Holder’s Registrable Securities restricting further transfer (or any similar restriction in book entry positions of such Holder). The provisions of Section 3.05 and Article IV shall survive any termination.

Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Entire Agreement; Restatement. This Agreement constitutes the full and entire agreement and understanding between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter. Upon the consummation of the transactions contemplated by the Business Combination Agreement, the Existing Registration Rights Agreement and the Promissory Notes (with respect to registration rights thereunder and notice rights in connection therewith) shall no longer be of any force or effect.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:
FREEDOM ACQUISITION I CORP., a Cayman Islands exempted company

By:
Name:	Adam Gishen
Title:	Chief Executive Officer

SPONSOR:
FREEDOM ACQUISITION I LLC, a Cayman Islands limited liability company

By:
Name:	Adam Gishen
Title:	Manager

OTHER EXISTING HOLDERS:

By:
Name:

By:
Name:

[Signature Page to Amended and Restated Registration Rights Agreement]

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Exhibit A

REGISTRATION RIGHTS AGREEMENT JOINDER

The undersigned is executing and delivering this joinder (this “Joinder”) pursuant to the Amended and Restated Registration Rights Agreement, dated as of [•], 2023 (as the same may hereafter be amended, the “Registration Rights Agreement”), among Complete Solaria, Inc., a Delaware corporation (the “Company”), and the other persons or entities named as parties therein. Capitalized terms used but not otherwise defined herein shall have the meanings provided in the Registration Rights Agreement.

By executing and delivering this Joinder to the Company, and upon acceptance hereof by the Company upon the execution of a counterpart hereof, the undersigned hereby agrees to become a party to, to be bound by, and to comply with the Registration Rights Agreement as a Holder of Registrable Securities in the same manner as if the undersigned were an original signatory to the Registration Rights Agreement, and the undersigned’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement to the extent provided therein.

Accordingly, the undersigned has executed and delivered this Joinder as of the __________ day of __________, 20__.

Signature of Stockholder
Print Name of Stockholder
Its:
Address:

Agreed and Accepted as of

____________, 20__
[________]

By:
Name:
Its:

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Annex G

COMPLETE SOLARIA, INC.

2023 EQUITY INCENTIVE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [•]

APPROVED BY THE STOCKHOLDERS: [•]

1. GENERAL.

(a) Plan Purpose. The Company, by means of the Plan, seeks to secure and retain the services of Employees, Directors and Consultants, to provide incentives for such persons to exert maximum efforts for the success of the Company and any Affiliate and to provide a means by which such persons may be given an opportunity to benefit from increases in value of the Common Stock through the granting of Awards.

(b) Available Awards. The Plan provides for the grant of the following Awards: (i) Incentive Stock Options; (ii) Nonstatutory Stock Options; (iii) SARs; (iv) Restricted Stock Awards; (v) RSU Awards; (vi) Performance Awards; and (vii) Other Awards.

(c) Adoption Date; Effective Date. The Plan will come into existence on the Adoption Date, but no Award may be granted prior to the Effective Date.

2. SHARES SUBJECT TO THE PLAN.

(a) Share Reserve. Subject to adjustment in accordance with Section 2(c) and any adjustments as necessary to implement any Capitalization Adjustments, the aggregate number of shares of Common Stock that may be issued pursuant to Awards will not exceed [—] shares. In addition, subject to any adjustments as necessary to implement any Capitalization Adjustments, such aggregate number of shares of Common Stock will automatically increase on January 1 of each year for a period of ten years commencing on [January 1, 2023] and ending on (and including) [January 1, 2032], in an amount equal to 4% of the total number of shares of Common Stock outstanding on December 31 of the preceding year; provided, however, that the Board may act prior to January 1st of a given year to provide that the increase for such year will be a lesser number of shares of Common Stock.

(b) Aggregate Incentive Stock Option Limit. Notwithstanding anything to the contrary in Section 2(a) and subject to any adjustments as necessary to implement any Capitalization Adjustments, the aggregate maximum number of shares of Common Stock that may be issued pursuant to the exercise of Incentive Stock Options is [•] shares.

(c) Share Reserve Operation.

(i) Limit Applies to Common Stock Issued Pursuant to Awards. For clarity, the Share Reserve is a limit on the number of shares of Common Stock that may be issued pursuant to Awards and does not limit the granting of Awards, except that the Company will keep available at all times the number of shares of Common Stock reasonably required to satisfy its obligations to issue shares pursuant to such Awards. Shares may be issued in connection with a merger or acquisition as permitted by, as applicable, Nasdaq Listing Rule 5635(c), NYSE Listed Company Manual Section 303A.08, NYSE American Company Guide Section 711 or other applicable rule, and such issuance will not reduce the number of shares available for issuance under the Plan.

(ii) Actions that Do Not Constitute Issuance of Common Stock and Do Not Reduce Share Reserve. The following actions do not result in an issuance of shares under the Plan and accordingly do not reduce the number of shares subject to the Share Reserve and available for issuance under the Plan: (1) the expiration or termination of any portion of an Award without the shares covered by such portion of the Award having been issued, (2) the settlement of any portion of an Award in cash (i.e., the Participant receives cash rather than Common Stock), (3) the withholding of shares that would otherwise be issued by the Company to satisfy the exercise, strike or purchase price of an Award; or (4) the withholding of shares that would otherwise be issued by the Company to satisfy a tax withholding obligation in connection with an Award.

(iii) Reversion of Previously Issued Shares of Common Stock to Share Reserve. The following shares of Common Stock previously issued pursuant to an Award and accordingly initially deducted from the Share Reserve will be added back to the Share Reserve and again become available for issuance under the Plan: (1) any shares that are forfeited back to or repurchased by the Company because of a failure to meet a contingency or condition required for the vesting of such shares; (2) any shares that are reacquired by the Company to satisfy the exercise, strike or purchase price of an Award; and (3) any shares that are reacquired by the Company to satisfy a tax withholding obligation in connection with an Award.

3. ELIGIBILITY AND LIMITATIONS.

(a) Eligible Award Recipients. Subject to the terms of the Plan, Employees, Directors and Consultants are eligible to receive Awards.

(b) Specific Award Limitations.

(i) Limitations on Incentive Stock Option Recipients. Incentive Stock Options may be granted only to Employees of the Company or a “parent corporation” or “subsidiary corporation” thereof (as such terms are defined in Sections 424(e) and (f) of the Code).

(ii) Incentive Stock Option $100,000 Limitation. To the extent that the aggregate Fair Market Value (determined at the time of grant) of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by any Optionholder during any calendar year (under all plans of the Company and any Affiliates) exceeds $100,000 (or such other limit established in the Code) or otherwise does not comply with the rules governing Incentive Stock Options, the Options or portions thereof that exceed such limit (according to the order in which they were granted) or otherwise do not comply with such rules will be treated as Nonstatutory Stock Options, notwithstanding any contrary provision of the applicable Option Agreement(s).

(iii) Limitations on Incentive Stock Options Granted to Ten Percent Stockholders. A Ten Percent Stockholder may not be granted an Incentive Stock Option unless (i) the exercise price of such Option is at least 110% of the Fair Market Value on the date of grant of such Option and (ii) the Option is not exercisable after the expiration of five years from the date of grant of such Option.

(iv) Limitations on Nonstatutory Stock Options and SARs. Nonstatutory Stock Options and SARs may not be granted to Employees, Directors and Consultants unless the stock underlying such Awards is treated as “service recipient stock” under Section 409A or unless such Awards otherwise comply with the requirements of Section 409A.

(c) Non-Employee Director Compensation Limit. The aggregate value of all compensation granted or paid, as applicable, to any individual for service as a Non-Employee Director with respect to any calendar year, including Awards granted and cash fees paid by the Company to such Non-Employee Director, will not exceed (i) $1,000,000 in total value or (ii) in the event such Non-Employee Director is first appointed or elected to the Board during such calendar year, $1,500,000 in total value, in each case, calculating the value of any equity awards based on the grant date fair value of such equity awards for financial reporting purposes.

4. OPTIONS AND STOCK APPRECIATION RIGHTS.

Each Option and SAR will have such terms and conditions as determined by the Board. Each Option will be designated in writing as an Incentive Stock Option or Nonstatutory Stock Option at the time of grant; provided, however, that if an Option is not so designated or if an Option designated as an Incentive Stock Option fails to qualify as an Incentive Stock Option, then such Option will be a Nonstatutory Stock Option, and the shares purchased upon exercise of each type of Option will be separately accounted for. Each SAR will be denominated in shares of Common Stock equivalents. The terms and conditions of separate Options and SARs need not be identical; provided, however, that each Option Agreement and SAR Agreement will conform (through incorporation of provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(a) Term. Subject to Section 3(b) regarding Ten Percent Stockholders, no Option or SAR will be exercisable after the expiration of ten years from the date of grant of such Award or such shorter period specified in the Award Agreement.

(b) Exercise or Strike Price. Subject to Section 3(b) regarding Ten Percent Stockholders, the exercise or strike price of each Option or SAR will not be less than 100% of the Fair Market Value on the date of grant of such Award. Notwithstanding the foregoing, an Option or SAR may be granted with an exercise or strike price lower than 100% of the Fair Market Value on the date of grant of such Award if such Award is granted pursuant to an assumption of or substitution for another option or stock appreciation right pursuant to a Corporate Transaction and in a manner consistent with the provisions of Sections 409A and, if applicable, 424(a) of the Code.

(c) Exercise Procedure and Payment of Exercise Price for Options. In order to exercise an Option, the Participant must provide notice of exercise to the Plan Administrator in accordance with the procedures specified in the Option Agreement or otherwise provided by the Company. The Board has the authority to grant Options that do not permit all of the following methods of payment (or otherwise restrict the ability to use certain methods) and to grant Options that require the consent of the Company to utilize a particular method of payment. The exercise price of an Option may be paid, to the extent permitted by Applicable Law and as determined by the Board, by one or more of the following methods of payment to the extent set forth in the Option Agreement:

(i) by cash or check, bank draft or money order payable to the Company;

(ii) pursuant to a “cashless exercise” program developed under Regulation T as promulgated by the Federal Reserve Board that, prior to the issuance of the Common Stock subject to the Option, results in either the receipt of cash (or check) by the Company or the receipt of irrevocable instructions to pay the exercise price to the Company from the sales proceeds;

(iii) by delivery to the Company (either by actual delivery or attestation) of shares of Common Stock that are already owned by the Participant free and clear of any liens, claims, encumbrances or security interests, with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) at the time of exercise the Common Stock is publicly traded, (2) any remaining balance of the exercise price not satisfied by such delivery is paid by the Participant in cash or other permitted form of payment, (3) such delivery would not violate any Applicable Law or agreement restricting the redemption of the Common Stock, (4) any certificated shares are endorsed or accompanied by an executed assignment separate from certificate, and (5) such shares have been held by the Participant for any minimum period necessary to avoid adverse accounting treatment as a result of such delivery;

(iv) if the Option is a Nonstatutory Stock Option, by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of Common Stock issuable upon exercise by the largest whole number of shares with a Fair Market Value on the date of exercise that does not exceed the exercise price, provided that (1) such shares used to pay the exercise price will not be exercisable thereafter and (2) any remaining balance of the exercise price not satisfied by such net exercise is paid by the Participant in cash or other permitted form of payment; or

(v) in any other form of consideration that may be acceptable to the Board and permissible under Applicable Law.

(d) Exercise Procedure and Payment of Appreciation Distribution for SARs. In order to exercise any SAR, the Participant must provide notice of exercise to the Plan Administrator in accordance with the SAR Agreement. The appreciation distribution payable to a Participant upon the exercise of a SAR will not be greater than an amount equal to the excess of (i) the aggregate Fair Market Value on the date of exercise of a number of shares of Common Stock equal to the number of Common Stock equivalents that are vested and being exercised under such SAR, over (ii) the strike price of such SAR. Such appreciation distribution may be paid to the Participant in the form of Common Stock or cash (or any combination of Common Stock and cash) or in any other form of payment, as determined by the Board and specified in the SAR Agreement.

(e) Transferability. Options and SARs may not be transferred to third party financial institutions for value. The Board may impose such additional limitations on the transferability of an Option or SAR as it determines. In the absence of any such determination by the Board, the following restrictions on the transferability of Options and SARs will apply, provided that except as explicitly provided herein, neither an Option nor a SAR may be transferred for consideration and provided, further, that if an Option is an Incentive Stock Option, such Option may be deemed to be a Nonstatutory Stock Option as a result of such transfer:

(i) Restrictions on Transfer. An Option or SAR will not be transferable, except by will or by the laws of descent and distribution, and will be exercisable during the lifetime of the Participant only by the Participant; provided, however, that the Board may permit transfer of an Option or SAR in a manner that is not prohibited by applicable tax and securities laws upon the Participant’s request, including to a trust if the Participant is considered to be the sole beneficial owner of such trust (as determined under Section 671 of the Code and applicable state law) while such Option or SAR is held in such trust, provided that the Participant and the trustee enter into a transfer and other agreements required by the Company.

(ii) Domestic Relations Orders. Notwithstanding the foregoing, subject to the execution of transfer documentation in a format acceptable to the Company and subject to the approval of the Board or a duly authorized Officer, an Option or SAR may be transferred pursuant to a domestic relations order.

(f) Vesting. The Board may impose such restrictions on or conditions to the vesting and/or exercisability of an Option or SAR as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Options and SARs will cease upon termination of the Participant’s Continuous Service.

(g) Termination of Continuous Service for Cause. Except as explicitly otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service is terminated for Cause, the Participant’s Options and SARs will terminate and be forfeited immediately upon such termination of Continuous Service, and the Participant will be prohibited from exercising any portion (including any vested portion) of such Awards on and after the date of such termination of Continuous Service and the Participant will have no further right, title or interest in such forfeited Award, the shares of Common Stock subject to the forfeited Award, or any consideration in respect of the forfeited Award.

(h) Post-Termination Exercise Period Following Termination of Continuous Service for Reasons Other than Cause. Subject to Section 4(i), if a Participant’s Continuous Service terminates for any reason other than for Cause, the Participant may exercise his or her Option or SAR to the extent vested, but only within the following period of time or, if applicable, such other period of time provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate; provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)):

(i) three months following the date of such termination if such termination is a termination without Cause (other than any termination due to the Participant’s Disability or death);

(ii) 12 months following the date of such termination if such termination is due to the Participant’s Disability;

(iii) 18 months following the date of such termination if such termination is due to the Participant’s death; or

(iv) 18 months following the date of the Participant’s death if such death occurs following the date of such termination but during the period such Award is otherwise exercisable (as provided in (i) or (ii) above).

Following the date of such termination, to the extent the Participant does not exercise such Award within the applicable Post-Termination Exercise Period (or, if earlier, prior to the expiration of the maximum term of such Award), such unexercised portion of the Award will terminate, and the Participant will have no further right, title or interest in terminated Award, the shares of Common Stock subject to the terminated Award, or any consideration in respect of the terminated Award.

(i) Restrictions on Exercise; Extension of Exercisability. A Participant may not exercise an Option or SAR at any time that the issuance of shares of Common Stock upon such exercise would violate Applicable Law. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason other than for Cause and, at any time during the last thirty days of the applicable Post-Termination Exercise Period: (i) the exercise of the Participant’s Option or SAR would be prohibited solely because the issuance of shares of Common Stock upon such exercise would violate Applicable Law, or (ii) the immediate sale of any shares of Common Stock issued upon such exercise would violate the Company’s Trading Policy, then the applicable Post-Termination Exercise Period will be extended to the last day of the calendar month that commences following the date the Award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period, generally without limitation as to the maximum permitted number of extensions); provided, however, that in no event may such Award be exercised after the expiration of its maximum term (as set forth in Section 4(a)).

(j) Non-Exempt Employees. No Option or SAR, whether or not vested, granted to an Employee who is a non-exempt employee for purposes of the Fair Labor Standards Act of 1938, as amended, will be first exercisable for any shares of Common Stock until at least six months following the date of grant of such Award. Notwithstanding the foregoing, in accordance with the provisions of the Worker Economic Opportunity Act, any vested portion of such Award may be exercised earlier than six months following the date of grant of such Award in the event of (i) such Participant’s death or Disability, (ii) a Corporate Transaction in which such Award is not assumed, continued or substituted, (iii) a Change in Control, or (iv) such Participant’s retirement (as such term may be defined in the Award Agreement or another applicable agreement or, in the absence of any such definition, in accordance with the Company’s then current employment policies and guidelines). This Section 4(j) is intended to operate so that any income derived by a non-exempt employee in connection with the exercise or vesting of an Option or SAR will be exempt from his or her regular rate of pay.

(k) Whole Shares. Options and SARs may be exercised only with respect to whole shares of Common Stock or their equivalents.

5. AWARDS OTHER THAN OPTIONS AND STOCK APPRECIATION RIGHTS.

(a) Restricted Stock Awards and RSU Awards. Each Restricted Stock Award and RSU Award will have such terms and conditions as determined by the Board; provided, however, that each Restricted Stock Award Agreement and RSU Award Agreement will conform (through incorporation of the provisions hereof by reference in the Award Agreement or otherwise) to the substance of each of the following provisions:

(i) Form of Award.

(1) Restricted Stock Awards: To the extent consistent with the Company’s Bylaws, at the Board’s election, shares of Common Stock subject to a Restricted Stock Award may be (i) held in book entry form subject to the Company’s instructions until such shares become vested or any other restrictions lapse, or (ii) evidenced by a certificate, which certificate will be held in such form and manner as determined by the Board. Unless otherwise determined by the Board, a Participant will have voting and other rights as a stockholder of the Company with respect to any shares subject to a Restricted Stock Award.

(2) RSU Awards: A RSU Award represents a Participant’s right to be issued on a future date the number of shares of Common Stock that is equal to the number of restricted stock units subject to the RSU Award. As a holder of a RSU Award, a Participant is an unsecured creditor of the Company with respect to the Company’s unfunded obligation, if any, to issue shares of Common Stock in settlement of such Award and nothing contained in the Plan or any RSU Agreement, and no action taken pursuant to its provisions, will create or be construed to create a trust of any kind or a fiduciary relationship between a Participant and the Company or an Affiliate or any other person. A Participant will not have voting or any other rights as a stockholder of the Company with respect to any RSU Award (unless and until shares are actually issued in settlement of a vested RSU Award).

(ii) Consideration.

(1) Restricted Stock Awards: A Restricted Stock Award may be granted in consideration for (A) cash or check, bank draft or money order payable to the Company, (B) services to the Company or an Affiliate, or (C) any other form of consideration as the Board may determine and permissible under Applicable Law.

(2) RSU Awards: Unless otherwise determined by the Board at the time of grant, a RSU Award will be granted in consideration for the Participant’s services to the Company or an Affiliate, such that the Participant will not be required to make any payment to the Company (other than such services) with respect to the grant or vesting of the RSU Award, or the issuance of any shares of Common Stock pursuant to the RSU Award. If, at the time of grant, the Board determines that any consideration must be paid by the Participant (in a form other than the Participant’s services to the Company or an Affiliate) upon the issuance of any shares of Common Stock in settlement of the RSU Award, such consideration may be paid in any form of consideration as the Board may determine and permissible under Applicable Law.

(iii) Vesting. The Board may impose such restrictions on or conditions to the vesting of a Restricted Stock Award or RSU Award as determined by the Board. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, vesting of Restricted Stock Awards and RSU Awards will cease upon termination of the Participant’s Continuous Service.

(iv) Termination of Continuous Service. Except as otherwise provided in the Award Agreement or other written agreement between a Participant and the Company or an Affiliate, if a Participant’s Continuous Service terminates for any reason, (i) the Company may receive through a forfeiture condition or a repurchase right any or all of the shares of Common Stock held by the Participant under his or her Restricted Stock Award that have not vested as of the date of such termination as set forth in the Restricted Stock Award Agreement and the Participant will have no further right, title or interest in the Restricted Stock Award, the shares of Common Stock subject to the Restricted Stock Award, or any consideration in respect of the Restricted Stock Award and (ii) any portion of his or her RSU Award that has not vested will be forfeited upon such termination and the Participant will have no further right, title or interest in the RSU Award, the shares of Common Stock issuable pursuant to the RSU Award, or any consideration in respect of the RSU Award.

(v) Dividends and Dividend Equivalents. Dividends or dividend equivalents may be paid or credited, as applicable, with respect to any shares of Common Stock subject to a Restricted Stock Award or RSU Award, as determined by the Board and specified in the Award Agreement.

(vi) Settlement of RSU Awards. A RSU Award may be settled by the issuance of shares of Common Stock or cash (or any combination thereof) or in any other form of payment, as determined by the Board and specified in the RSU Award Agreement. At the time of grant, the Board may determine to impose such restrictions or conditions that delay such delivery to a date following the vesting of the RSU Award.

(b) Performance Awards. With respect to any Performance Award, the length of any Performance Period, the Performance Goals to be achieved during the Performance Period, the other terms and conditions of such Award, and the measure of whether and to what degree such Performance Goals have been attained will be determined by the Board.

(c) Other Awards. Other Awards may be granted either alone or in addition to Awards provided for under Section 4 and the preceding provisions of this Section 5. Subject to the provisions of the Plan, the Board will have sole and complete discretion to determine the persons to whom and the time or times at which such Other Awards will be granted, the number of shares of Common Stock (or the cash equivalent thereof) to be granted pursuant to such Other Awards and all other terms and conditions of such Other Awards.

6. ADJUSTMENTS UPON CHANGES IN COMMON STOCK; OTHER CORPORATE EVENTS.

(a) Capitalization Adjustments. In the event of a Capitalization Adjustment, the Board shall appropriately and proportionately adjust: (i) the class(es) and maximum number of shares of Common Stock subject to the Plan, (ii) the class(es) and maximum number of shares that may be issued pursuant to the exercise of Incentive Stock Options pursuant to Section 2(b), and (iii) the class(es) and number of securities and exercise price, strike price or purchase price of Common Stock subject to outstanding Awards. The Board shall make such adjustments, and its determination shall be final, binding and conclusive. Notwithstanding the foregoing, no fractional shares or rights for fractional shares of Common Stock shall be created in order to implement any Capitalization Adjustment. The Board shall determine an appropriate equivalent benefit, if any, for any fractional shares or rights to fractional shares that might be created by the adjustments referred to in the preceding provisions of this Section.

(b) Dissolution or Liquidation. Except as otherwise provided in the Award Agreement, in the event of a dissolution or liquidation of the Company, all outstanding Awards (other than Awards consisting of vested and outstanding shares of Common Stock not subject to a forfeiture condition or the Company’s right of repurchase) will terminate immediately prior to the completion of such dissolution or liquidation, and the shares of Common Stock subject to the Company’s repurchase rights or subject to a forfeiture condition may be repurchased or reacquired by the Company notwithstanding the fact that the holder of such Award is providing Continuous Service; provided, however, that the Board may determine to cause some or all Awards to become fully vested, exercisable and/or no longer subject to repurchase or forfeiture (to the extent such Awards have not previously expired or terminated) before the dissolution or liquidation is completed but contingent on its completion.

(c) Corporate Transaction. The following provisions will apply to Awards in the event of a Corporate Transaction unless otherwise provided in the instrument evidencing the Award or any other written agreement between the Company or any Affiliate and the Participant or unless otherwise expressly provided by the Board at the time of grant of an Award.

(i) Awards May Be Assumed. In the event of a Corporate Transaction, any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue any or all Awards outstanding under the Plan or may substitute similar awards for Awards outstanding under the Plan (including but not limited to, awards to acquire the same consideration paid to the stockholders of the Company pursuant to the Corporate Transaction), and any reacquisition or repurchase rights held by the Company in respect of Common Stock issued pursuant to Awards may be assigned by the Company to the successor of the Company (or the successor’s parent company, if any), in connection with such Corporate Transaction. A surviving corporation or acquiring corporation (or its parent) may choose to assume or continue only a portion of an Award or substitute a similar award for only a portion of an Award, or may choose to assume or continue the Awards held by some, but not all Participants. The terms of any assumption, continuation or substitution will be set by the Board.

(ii) Awards Held by Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by Participants whose Continuous Service has not terminated prior to the effective time of the Corporate Transaction (referred to as the “Current Participants”), the vesting of such Awards (and, with respect to Options and Stock Appreciation Rights, the time when such Awards may be exercised) will be accelerated in full to a date prior to the effective time of such Corporate Transaction (contingent upon the effectiveness of the Corporate Transaction) as the Board determines (or, if the Board does not determine such a date, to the date that is five days prior to the effective time of the Corporate Transaction), and such Awards will terminate if not exercised (if applicable) at or prior to the effective time of the Corporate Transaction, and any reacquisition or repurchase rights held by the Company with respect to such Awards will lapse (contingent upon the effectiveness of the Corporate Transaction). With respect to the vesting of Performance Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and that have multiple vesting levels depending on the level of performance, unless otherwise provided in the Award Agreement, the vesting of such Performance Awards will accelerate at 100% of the target level upon the occurrence of the Corporate Transaction in which the Awards are not assumed in accordance with Section 6(c)(i). With respect to the vesting of Awards that will accelerate upon the occurrence of a Corporate Transaction pursuant to this subsection (ii) and are settled in the form of a cash payment, such cash payment will be made no later than 30 days following the occurrence of the Corporate Transaction or such later date as required to comply with Section 409A of the Code.

(iii) Awards Held by Persons other than Current Participants. In the event of a Corporate Transaction in which the surviving corporation or acquiring corporation (or its parent company) does not assume or continue such outstanding Awards or substitute similar awards for such outstanding Awards, then with respect to Awards that have not been assumed, continued or substituted and that are held by persons other than Current Participants, such Awards will terminate if not exercised (if applicable) prior to the occurrence of the Corporate Transaction; provided, however, that any reacquisition or repurchase rights held by the Company with respect to such Awards will not terminate and may continue to be exercised notwithstanding the Corporate Transaction.

(iv) Payment for Awards in Lieu of Exercise. Notwithstanding the foregoing, in the event an Award will terminate if not exercised prior to the effective time of a Corporate Transaction, the Board may provide, in its sole discretion, that the holder of such Award may not exercise such Award but will receive a payment, in such form as may be determined by the Board, equal in value, at the effective time, to the excess, if any, of (1) the value of the property the Participant would have received upon the exercise of the Award (including, at the discretion of the Board, any unvested portion of such Award), over (2) any exercise price payable by such holder in connection with such exercise.

(d) Appointment of Stockholder Representative. As a condition to the receipt of an Award under this Plan, a Participant will be deemed to have agreed that the Award will be subject to the terms of any agreement governing a Corporate Transaction involving the Company, including, without limitation, a provision for the appointment of a stockholder representative that is authorized to act on the Participant’s behalf with respect to any escrow, indemnities and any contingent consideration.

(e) No Restriction on Right to Undertake Transactions. The grant of any Award under the Plan and the issuance of shares pursuant to any Award does not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company’s capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, rights or options to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Stock or the rights thereof or which are convertible into or exchangeable for Common Stock, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

7. ADMINISTRATION.

(a) Administration by Board. The Board will administer the Plan unless and until the Board delegates administration of the Plan to a Committee or Committees, as provided in subsection (c) below.

(b) Powers of Board. The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine from time to time: (1) which of the persons eligible under the Plan will be granted Awards; (2) when and how each Award will be granted; (3) what type or combination of types of Award will be granted; (4) the provisions of each Award granted (which need not be identical), including the time or times when a person will be permitted to receive an issuance of Common Stock or other payment pursuant to an Award; (5) the number of shares of Common Stock or cash equivalent with respect to which an Award will be granted to each such person; (6) the Fair Market Value applicable to an Award; and (7) the terms of any Performance Award that is not valued in whole or in part by reference to, or otherwise based on, the Common Stock, including the amount of cash payment or other property that may be earned and the timing of payment.

(ii) To construe and interpret the Plan and Awards granted under it, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award Agreement, in a manner and to the extent it deems necessary or expedient to make the Plan or Award fully effective.

(iii) To settle all controversies regarding the Plan and Awards granted under it.

(iv) To accelerate the time at which an Award may first be exercised or the time during which an Award or any part thereof will vest, notwithstanding the provisions in the Award Agreement stating the time at which it may first be exercised or the time during which it will vest.

(v) To prohibit the exercise of any Option, SAR or other exercisable Award during a period of up to 30 days prior to the consummation of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other change affecting the shares of Common Stock or the share price of the Common Stock including any Corporate Transaction, for reasons of administrative convenience.

(vi) To suspend or terminate the Plan at any time. Suspension or termination of the Plan will not Materially Impair rights and obligations under any Award granted while the Plan is in effect except with the written consent of the affected Participant.

(vii) To amend the Plan in any respect the Board deems necessary or advisable; provided, however, that stockholder approval will be required for any amendment to the extent required by Applicable Law. Except as provided above, rights under any Award granted before amendment of the Plan will not be Materially Impaired by any amendment of the Plan unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(viii) To submit any amendment to the Plan for stockholder approval.

(ix) To approve forms of Award Agreements for use under the Plan and to amend the terms of any one or more Awards, including, but not limited to, amendments to provide terms more favorable to the Participant than previously provided in the Award Agreement, subject to any specified limits in the Plan that are not subject to Board discretion; provided however, that, a Participant’s rights under any Award will not be Materially Impaired by any such amendment unless (1) the Company requests the consent of the affected Participant, and (2) such Participant consents in writing.

(x) Generally, to exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company and that are not in conflict with the provisions of the Plan or Awards.

(xi) To adopt such procedures and sub-plans as are necessary or appropriate to permit and facilitate participation in the Plan by, or take advantage of specific tax treatment for Awards granted to, Employees, Directors or Consultants who are foreign nationals or employed outside the United States (provided that Board approval will not be necessary for immaterial modifications to the Plan or any Award Agreement to ensure or facilitate compliance with the laws of the relevant foreign jurisdiction).

(xii) To effect, at any time and from time to time, subject to the consent of any Participant whose Award is Materially Impaired by such action, (1) the reduction of the exercise price (or strike price) of any outstanding Option or SAR; (2) the cancellation of any outstanding Option or SAR and the grant in substitution therefor of (A) a new Option, SAR, Restricted Stock Award, RSU Award or Other Award, under the Plan or another equity plan of the Company, covering the same or a different number of shares of Common Stock, (B) cash and/or (C) other valuable consideration (as determined by the Board); or (3) any other action that is treated as a repricing under generally accepted accounting principles.

(c) Delegation to Committee.

(i) General. The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration of the Plan is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to another Committee or a subcommittee of the Committee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Each Committee may retain the authority to concurrently administer the Plan with Committee or subcommittee to which it has delegated its authority hereunder and may, at any time, revest in such Committee some or all of the powers previously delegated. The Board may retain the authority to concurrently administer the Plan with any Committee and may, at any time, revest in the Board some or all of the powers previously delegated.

(ii) Rule 16b-3 Compliance. To the extent an Award is intended to qualify for the exemption from Section 16(b) of the Exchange Act that is available under Rule 16b-3 of the Exchange Act, the Award will be granted by the Board or a Committee that consists solely of two or more Non-Employee Directors, as determined under Rule 16b-3(b)(3) of the Exchange Act and thereafter any action establishing or modifying the terms of the Award will be approved by the Board or a Committee meeting such requirements to the extent necessary for such exemption to remain available.

(d) Effect of Board’s Decision. All determinations, interpretations and constructions made by the Board or any Committee in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

(e) Delegation to an Officer. The Board or any Committee may delegate to one or more Officers the authority to do one or both of the following (i) designate Employees who are not Officers to be recipients of Options and SARs (and, to the extent permitted by Applicable Law, other types of Awards) and, to the extent permitted by Applicable Law, the terms thereof, and (ii) determine the number of shares of Common Stock to be subject to such Awards granted to such Employees; provided, however, that the resolutions or charter adopted by the Board or any Committee evidencing such delegation will specify the total number of shares of Common Stock that may be subject to the Awards granted by such Officer and that such Officer may not grant an Award to himself or herself. Any such Awards will be granted on the applicable form of Award Agreement most recently approved for use by the Board or the Committee, unless otherwise provided in the resolutions approving the delegation authority. Notwithstanding anything to the contrary herein, neither the Board nor any Committee may delegate to an Officer who is acting solely in the capacity of an Officer (and not also as a Director) the authority to determine the Fair Market Value.

8. TAX WITHHOLDING

(a) Withholding Authorization. As a condition to acceptance of any Award under the Plan, a Participant authorizes withholding from payroll and any other amounts payable to such Participant, and otherwise agree to make adequate provision for (including), any sums required to satisfy any U.S. federal, state, local and/or foreign tax or social insurance contribution withholding obligations of the Company or an Affiliate, if any, which arise in connection with the exercise, vesting or settlement of such Award, as applicable. Accordingly, a Participant may not be able to exercise an Award even though the Award is vested, and the Company shall have no obligation to issue shares of Common Stock subject to an Award, unless and until such obligations are satisfied.

(b) Satisfaction of Withholding Obligation. To the extent permitted by the terms of an Award Agreement, the Company may, in its sole discretion, satisfy any U.S. federal, state, local and/or foreign tax or social insurance withholding obligation relating to an Award by any of the following means or by a combination of such means: (i) causing the Participant to tender a cash payment; (ii) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to the Participant in connection with the Award; (iii) withholding cash from an Award settled in cash; (iv) withholding payment from any amounts otherwise payable to the Participant; (v) by allowing a Participant to effectuate a “cashless exercise” pursuant to a program developed under Regulation T as promulgated by the Federal Reserve Board, or (vi) by such other method as may be set forth in the Award Agreement.

(c) No Obligation to Notify or Minimize Taxes; No Liability to Claims. Except as required by Applicable Law the Company has no duty or obligation to any Participant to advise such holder as to the time or manner of exercising such Award. Furthermore, the Company has no duty or obligation to warn or otherwise advise such holder of a pending termination or expiration of an Award or a possible period in which the Award may not be exercised. The Company has no duty or obligation to minimize the tax consequences of an Award to the holder of such Award and will not be liable to any holder of an Award for any adverse tax consequences to such holder in connection with an Award. As a condition to accepting an Award under the Plan, each Participant (i) agrees to not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates related to tax liabilities arising from such Award or other Company compensation and (ii) acknowledges that such Participant was advised to consult with his or her own personal tax, financial and other legal advisors regarding the tax consequences of the Award and has either done so or knowingly and voluntarily declined to do so. Additionally, each Participant acknowledges any Option or SAR granted under the Plan is exempt from Section 409A only if the exercise or strike price is at least equal to the “fair market value” of the Common Stock on the date of grant as determined by the Internal Revenue Service and there is no other impermissible deferral of compensation associated with the Award. Additionally, as a condition to accepting an Option or SAR granted under the Plan, each Participant agrees not make any claim against the Company, or any of its Officers, Directors, Employees or Affiliates in the event that the Internal Revenue Service asserts that such exercise price or strike price is less than the “fair market value” of the Common Stock on the date of grant as subsequently determined by the Internal Revenue Service.

(d) Withholding Indemnification. As a condition to accepting an Award under the Plan, in the event that the amount of the Company’s and/or its Affiliate’s withholding obligation in connection with such Award was greater than the amount actually withheld by the Company and/or its Affiliates, each Participant agrees to indemnify and hold the Company and/or its Affiliates harmless from any failure by the Company and/or its Affiliates to withhold the proper amount.

9. MISCELLANEOUS.

(a) Source of Shares. The stock issuable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market or otherwise.

(b) Use of Proceeds from Sales of Common Stock. Proceeds from the sale of shares of Common Stock pursuant to Awards will constitute general funds of the Company.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Board, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Board consents, resolutions or minutes) documenting the corporate action approving the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement or related grant documents as a result of a clerical error in the Award Agreement or related grant documents, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement or related grant documents.

(d) Stockholder Rights. No Participant will be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares of Common Stock subject to such Award unless and until (i) such Participant has satisfied all requirements for exercise of the Award pursuant to its terms, if applicable, and (ii) the issuance of the Common Stock subject to such Award is reflected in the records of the Company.

(e) No Employment or Other Service Rights. Nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award granted pursuant thereto will confer upon any Participant any right to continue to serve the Company or an Affiliate in the capacity in effect at the time the Award was granted or affect the right of the Company or an Affiliate to terminate at will and without regard to any future vesting opportunity that a Participant may have with respect to any Award (i) the employment of an Employee with or without notice and with or without cause, (ii) the service of a Consultant pursuant to the terms of such Consultant’s agreement with the Company or an Affiliate, or (iii) the service of a Director pursuant to the Bylaws of the Company or an Affiliate, and any applicable provisions of the corporate law of the state or foreign jurisdiction in which the Company or the Affiliate is incorporated, as the case may be. Further, nothing in the Plan, any Award Agreement or any other instrument executed thereunder or in connection with any Award will constitute any promise or commitment by the Company or an Affiliate regarding the fact or nature of future positions, future work assignments, future compensation or any other term or condition of employment or service or confer any right or benefit under the Award or the Plan unless such right or benefit has specifically accrued under the terms of the Award Agreement and/or Plan.

(f) Change in Time Commitment. In the event a Participant’s regular level of time commitment in the performance of his or her services for the Company and any Affiliates is reduced (for example, and without limitation, if the Participant is an Employee of the Company and the Employee has a change in status from a full-time Employee to a part-time Employee or takes an extended leave of absence) after the date of grant of any Award to the Participant, the Board may determine, to the extent permitted by Applicable Law, to (i) make a corresponding reduction in the number of shares or cash amount subject to any portion of such Award that is scheduled to vest or become payable after the date of such change in time commitment, and (ii) in lieu of or in combination with such a reduction, extend the vesting or payment schedule applicable to such Award. In the event of any such reduction, the Participant will have no right with respect to any portion of the Award that is so reduced or extended.

(g) Execution of Additional Documents. As a condition to accepting an Award under the Plan, the Participant agrees to execute any additional documents or instruments necessary or desirable, as determined in the Plan Administrator’s sole discretion, to carry out the purposes or intent of the Award, or facilitate compliance with securities and/or other regulatory requirements, in each case at the Plan Administrator’s request.

(h) Electronic Delivery and Participation. Any reference herein or in an Award Agreement to a “written” agreement or document will include any agreement or document delivered electronically, filed publicly at www.sec.gov (or any successor website thereto) or posted on the Company’s intranet (or other shared electronic medium controlled by the Company to which the Participant has access). By accepting any Award the Participant consents to receive documents by electronic delivery and to participate in the Plan through any on-line electronic system established and maintained by the Plan Administrator or another third party selected by the Plan Administrator. The form of delivery of any Common Stock (e.g., a stock certificate or electronic entry evidencing such shares) shall be determined by the Company.

(i) Clawback/Recovery. All Awards granted under the Plan will be subject to recoupment in accordance with any clawback policy that the Company is required to adopt pursuant to the listing standards of any national securities exchange or association on which the Company’s securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other Applicable Law and any clawback policy that the Company otherwise adopts, to the extent applicable and permissible under Applicable Law. In addition, the Board may impose such other clawback, recovery or recoupment provisions in an Award Agreement as the Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of Common Stock or other cash or property upon the occurrence of Cause. No recovery of compensation under such a clawback policy will be an event giving rise to a Participant’s right to voluntary terminate employment upon a “resignation for good reason,” or for a “constructive termination” or any similar term under any plan of or agreement with the Company.

(j) Securities Law Compliance. A Participant will not be issued any shares in respect of an Award unless either (i) the shares are registered under the Securities Act; or (ii) the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act. Each Award also must comply with other Applicable Law governing the Award, and a Participant will not receive such shares if the Company determines that such receipt would not be in material compliance with Applicable Law.

(k) Transfer or Assignment of Awards; Issued Shares. Except as expressly provided in the Plan or the form of Award Agreement, Awards granted under the Plan may not be transferred or assigned by the Participant. After the vested shares subject to an Award have been issued, or in the case of Restricted Stock and similar awards, after the issued shares have vested, the holder of such shares is free to assign, hypothecate, donate, encumber or otherwise dispose of any interest in such shares provided that any such actions are in compliance with the provisions herein, the terms of the Trading Policy and Applicable Law.

(l) Effect on Other Employee Benefit Plans. The value of any Award granted under the Plan, as determined upon grant, vesting or settlement, shall not be included as compensation, earnings, salaries, or other similar terms used when calculating any Participant’s benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

(m) Deferrals. To the extent permitted by Applicable Law, the Board, in its sole discretion, may determine that the delivery of Common Stock or the payment of cash, upon the exercise, vesting or settlement of all or a portion of any Award may be deferred and may also establish programs and procedures for deferral elections to be made by Participants. Deferrals will be made in accordance with the requirements of Section 409A.

(n) Section 409A. Unless otherwise expressly provided for in an Award Agreement, the Plan and Award Agreements will be interpreted to the greatest extent possible in a manner that makes the Plan and the Awards granted hereunder exempt from Section 409A, and, to the extent not so exempt, in compliance with the requirements of Section 409A. If the Board determines that any Award granted hereunder is not exempt from and is therefore subject to Section 409A, the Award Agreement evidencing such Award will incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code, and to the extent an Award Agreement is silent on terms necessary for compliance, such terms are hereby incorporated by reference into the Award Agreement. Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement specifically provides otherwise), if the shares of Common Stock are publicly traded, and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A is a “specified employee” for purposes of Section 409A, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A without regard to alternative definitions thereunder) will be issued or paid before the date that is six months and one day following the date of such Participant’s “separation from service” or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A, and any amounts so deferred will be paid in a lump sum on the day after such six month period elapses, with the balance paid thereafter on the original schedule.

(o) Choice of Law. This Plan and any controversy arising out of or relating to this Plan shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to conflict of law principles that would result in any application of any law other than the law of the State of Delaware.

10. COVENANTS OF THE COMPANY.

(a) Compliance with Law. The Company will seek to obtain from each regulatory commission or agency, as may be deemed to be necessary, having jurisdiction over the Plan such authority as may be required to grant Awards and to issue and sell shares of Common Stock upon exercise or vesting of the Awards; provided, however, that this undertaking will not require the Company to register under the Securities Act the Plan, any Award or any Common Stock issued or issuable pursuant to any such Award. If, after reasonable efforts and at a reasonable cost, the Company is unable to obtain from any such regulatory commission or agency the authority that counsel for the Company deems necessary or advisable for the lawful issuance and sale of Common Stock under the Plan, the Company will be relieved from any liability for failure to issue and sell Common Stock upon exercise or vesting of such Awards unless and until such authority is obtained. A Participant is not eligible for the grant of an Award or the subsequent issuance of Common Stock pursuant to the Award if such grant or issuance would be in violation of any Applicable Law.

11. ADDITIONAL RULES FOR AWARDS SUBJECT TO SECTION 409A.

(a) Application. Unless the provisions of this Section of the Plan are expressly superseded by the provisions in the form of Award Agreement, the provisions of this Section shall apply and shall supersede anything to the contrary set forth in the Award Agreement for a Non-Exempt Award.

(b) Non-Exempt Awards Subject to Non-Exempt Severance Arrangements. To the extent a Non-Exempt Award is subject to Section 409A due to application of a Non-Exempt Severance Arrangement, the following provisions of this subsection (b) apply.

(i) If the Non-Exempt Award vests in the ordinary course during the Participant’s Continuous Service in accordance with the vesting schedule set forth in the Award Agreement, and does not accelerate vesting under the terms of a Non-Exempt Severance Arrangement, in no event will the shares be issued in respect of such Non-Exempt Award any later than the later of: (i) December 31st of the calendar year that includes the applicable vesting date, or (ii) the 60th day that follows the applicable vesting date.

(ii) If vesting of the Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with the Participant’s Separation from Service, and such vesting acceleration provisions were in effect as of the date of grant of the Non-Exempt Award and, therefore, are part of the terms of such Non-Exempt Award as of the date of grant, then the shares will be earlier issued in settlement of such Non-Exempt Award upon the Participant’s Separation from Service in accordance with the terms of the Non-Exempt Severance Arrangement, but in no event later than the 60th day that follows the date of the Participant’s Separation from Service. However, if at the time the shares would otherwise be issued the Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of such Participant’s Separation from Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iii) If vesting of a Non-Exempt Award accelerates under the terms of a Non-Exempt Severance Arrangement in connection with a Participant’s Separation from Service, and such vesting acceleration provisions were not in effect as of the date of grant of the Non-Exempt Award and, therefore, are not a part of the terms of such Non-Exempt Award on the date of grant, then such acceleration of vesting of the Non-Exempt Award shall not accelerate the issuance date of the shares, but the shares shall instead be issued on the same schedule as set forth in the Grant Notice as if they had vested in the ordinary course during the Participant’s Continuous Service, notwithstanding the vesting acceleration of the Non-Exempt Award. Such issuance schedule is intended to satisfy the requirements of payment on a specified date or pursuant to a fixed schedule, as provided under Treasury Regulations Section 1.409A-3(a)(4).

(c) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Employees and Consultants. The provisions of this subsection (c) shall apply and shall supersede anything to the contrary set forth in the Plan with respect to the permitted treatment of any Non-Exempt Award in connection with a Corporate Transaction if the Participant was either an Employee or Consultant upon the applicable date of grant of the Non-Exempt Award.

(i) Vested Non-Exempt Awards. The following provisions shall apply to any Vested Non-Exempt Award in connection with a Corporate Transaction:

(1) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Vested Non-Exempt Award. Upon the Section 409A Change in Control the settlement of the Vested Non-Exempt Award will automatically be accelerated and the shares will be immediately issued in respect of the Vested Non-Exempt Award. Alternatively, the Company may instead provide that the Participant will receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control.

(2) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute each Vested Non-Exempt Award. The shares to be issued in respect of the Vested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of the Fair Market Value of the shares made on the date of the Corporate Transaction.

(ii) Unvested Non-Exempt Awards. The following provisions shall apply to any Unvested Non-Exempt Award unless otherwise determined by the Board pursuant to subsection (e) of this Section.

(1) In the event of a Corporate Transaction, the Acquiring Entity shall assume, continue or substitute any Unvested Non-Exempt Award. Unless otherwise determined by the Board, any Unvested Non-Exempt Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of any Unvested Non-Exempt Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value of the shares made on the date of the Corporate Transaction.

(2) If the Acquiring Entity will not assume, substitute or continue any Unvested Non-Exempt Award in connection with a Corporate Transaction, then such Award shall automatically terminate and be forfeited upon the Corporate Transaction with no consideration payable to any Participant in respect of such forfeited Unvested Non-Exempt Award. Notwithstanding the foregoing, to the extent permitted and in compliance with the requirements of Section 409A, the Board may in its discretion determine to elect to accelerate the vesting and settlement of the Unvested Non-Exempt Award upon the Corporate Transaction, or instead substitute a cash payment equal to the Fair Market Value of such shares that would otherwise be issued to the Participant, as further provided in subsection (e)(ii) below. In the absence of such discretionary election by the Board, any Unvested Non-Exempt Award shall be forfeited without payment of any consideration to the affected Participants if the Acquiring Entity will not assume, substitute or continue the Unvested Non-Exempt Awards in connection with the Corporate Transaction.

(3) The foregoing treatment shall apply with respect to all Unvested Non-Exempt Awards upon any Corporate Transaction, and regardless of whether or not such Corporate Transaction is also a Section 409A Change in Control.

(d) Treatment of Non-Exempt Awards Upon a Corporate Transaction for Non-Employee Directors. The following provisions of this subsection (d) shall apply and shall supersede anything to the contrary that may be set forth in the Plan with respect to the permitted treatment of a Non-Exempt Director Award in connection with a Corporate Transaction.

(i) If the Corporate Transaction is also a Section 409A Change in Control then the Acquiring Entity may not assume, continue or substitute the Non-Exempt Director Award. Upon the Section 409A Change in Control the vesting and settlement of any Non-Exempt Director Award will automatically be accelerated and the shares will be immediately issued to the Participant in respect of the Non-Exempt Director Award. Alternatively, the Company may provide that the Participant will instead receive a cash settlement equal to the Fair Market Value of the shares that would otherwise be issued to the Participant upon the Section 409A Change in Control pursuant to the preceding provision.

(ii) If the Corporate Transaction is not also a Section 409A Change in Control, then the Acquiring Entity must either assume, continue or substitute the Non-Exempt Director Award. Unless otherwise determined by the Board, the Non-Exempt Director Award will remain subject to the same vesting and forfeiture restrictions that were applicable to the Award prior to the Corporate Transaction. The shares to be issued in respect of the Non-Exempt Director Award shall be issued to the Participant by the Acquiring Entity on the same schedule that the shares would have been issued to the Participant if the Corporate Transaction had not occurred. In the Acquiring Entity’s discretion, in lieu of an issuance of shares, the Acquiring Entity may instead substitute a cash payment on each applicable issuance date, equal to the Fair Market Value of the shares that would otherwise be issued to the Participant on such issuance dates, with the determination of Fair Market Value made on the date of the Corporate Transaction.

(e) If the RSU Award is a Non-Exempt Award, then the provisions in this Section 11(e) shall apply and supersede anything to the contrary that may be set forth in the Plan or the Award Agreement with respect to the permitted treatment of such Non-Exempt Award:

(i) Any exercise by the Board of discretion to accelerate the vesting of a Non-Exempt Award shall not result in any acceleration of the scheduled issuance dates for the shares in respect of the Non-Exempt Award unless earlier issuance of the shares upon the applicable vesting dates would be in compliance with the requirements of Section 409A.

(ii) The Company explicitly reserves the right to earlier settle any Non-Exempt Award to the extent permitted and in compliance with the requirements of Section 409A, including pursuant to any of the exemptions available in Treasury Regulations Section 1.409A-3(j)(4)(ix).

(iii) To the extent the terms of any Non-Exempt Award provide that it will be settled upon a Change in Control or Corporate Transaction, to the extent it is required for compliance with the requirements of Section 409A, the Change in Control or Corporate Transaction event triggering settlement must also constitute a Section 409A Change in Control. To the extent the terms of a Non-Exempt Award provides that it will be settled upon a termination of employment or termination of Continuous Service, to the extent it is required for compliance with the requirements of Section 409A, the termination event triggering settlement must also constitute a Separation From Service. However, if at the time the shares would otherwise be issued to a Participant in connection with a “separation from service” such Participant is subject to the distribution limitations contained in Section 409A applicable to “specified employees,” as defined in Section 409A(a)(2)(B)(i) of the Code, such shares shall not be issued before the date that is six months following the date of the Participant’s Separation From Service, or, if earlier, the date of the Participant’s death that occurs within such six month period.

(iv) The provisions in this subsection (e) for delivery of the shares in respect of the settlement of a RSU Award that is a Non-Exempt Award are intended to comply with the requirements of Section 409A so that the delivery of the shares to the Participant in respect of such Non-Exempt Award will not trigger the additional tax imposed under Section 409A, and any ambiguities herein will be so interpreted.

12. SEVERABILITY.

If all or any part of the Plan or any Award Agreement is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity shall not invalidate any portion of the Plan or such Award Agreement not declared to be unlawful or invalid. Any Section of the Plan or any Award Agreement (or part of such a Section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such Section or part of a Section to the fullest extent possible while remaining lawful and valid.

13. TERMINATION OF THE PLAN.

The Board may suspend or terminate the Plan at any time. No Incentive Stock Options may be granted after the tenth anniversary of the earlier of: (i) the Adoption Date, or (ii) the date the Plan is approved by the Company’s stockholders. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

14. DEFINITIONS.

As used in the Plan, the following definitions apply to the capitalized terms indicated below:

(a) “Acquiring Entity” means the surviving or acquiring corporation (or its parent company) in connection with a Corporate Transaction.

(b) “Adoption Date” means the date the Plan is first approved by the Board or Compensation Committee.

(c) “Affiliate” means, at the time of determination, any “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(d) “Applicable Law” means any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of any applicable self-regulating organization such as the Nasdaq Stock Market, New York Stock Exchange, or the Financial Industry Regulatory Authority).

(e) “Award” means any right to receive Common Stock, cash or other property granted under the Plan (including an Incentive Stock Option, a Nonstatutory Stock Option, a Restricted Stock Award, a RSU Award, a SAR, a Performance Award or any Other Award).

(f) “Award Agreement” means a written or electronic agreement between the Company and a Participant evidencing the terms and conditions of an Award. The Award Agreement generally consists of the Grant Notice and the agreement containing the written summary of the general terms and conditions applicable to the Award and which is provided, including through electronic means, to a Participant along with the Grant Notice.

(g) “Board” means the Board of Directors of the Company (or its designee). Any decision or determination made by the Board shall be a decision or determination that is made in the sole discretion of the Board (or its designee), and such decision or determination shall be final and binding on all Participants

(h) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Award after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, reverse stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or any similar equity restructuring transaction, as that term is used in Statement of Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(i) “Cause” has the meaning ascribed to such term in any written agreement between a Participant and the Company defining such term and, in the absence of such agreement, such term means, with respect to a Participant, the occurrence of any of the following events: (i) the Participant’s dishonest statements or acts with respect to the Company or any Affiliate of the Company, or any current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the Participant’s commission of (A) a felony or (B) any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the Participant’s failure to perform the Participant’s assigned duties and responsibilities to the reasonable satisfaction of the Company which failure continues, in the reasonable judgment of the Company, after written notice given to the Participant by the Company; (iv) the Participant’s gross negligence, willful misconduct or insubordination with respect to the Company or any affiliate of the Company; or (v) the Participant’s material violation of any provision of any agreement(s) between the Participant and the Company relating to noncompetition, nonsolicitation, nondisclosure and/or assignment of inventions. The determination that a termination of the Participant’s Continuous Service is either for Cause or without Cause will be made by the Board with respect to Participants who are executive officers of the Company and by the Company’s Chief Executive Officer with respect to Participants who are not executive officers of the Company. Any determination by the Company that the Continuous Service of a Participant was terminated with or without Cause for the purposes of outstanding Awards held by such Participant will have no effect upon any determination of the rights or obligations of the Company or such Participant for any other purpose.

(j) “Change in Control” or “Change of Control” means the occurrence, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control shall not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities, or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;

(ii) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the Acquiring Entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the Acquiring Entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;

(iii) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an Entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or

(iv) individuals who, on the date the Plan is adopted by the Board, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the Board; provided, however, that if the appointment or election (or nomination for election) of any new Board member was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Plan, be considered as a member of the Incumbent Board.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Change in Control (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Change in Control or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) respect to any nonqualified deferred compensation that becomes payable on account of the Change in Control, the transaction or event described in clause (i), (ii), (iii), (iv) or (v) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(k) “Code” means the Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(l) “Committee” means the Compensation Committee and any other committee of one or more Directors to whom authority has been delegated by the Board or Compensation Committee in accordance with the Plan.

(m) “Common Stock” means the common stock of the Company.

(n) “Company” means Complete Solaria, Inc., a Delaware corporation.

(o) “Compensation Committee” means the Compensation Committee of the Board.

(p) “Consultant” means any person, including an advisor, who is (i) engaged by the Company or an Affiliate to render consulting or advisory services and is compensated for such services, or (ii) serving as a member of the board of directors of an Affiliate and is compensated for such services. However, service solely as a Director, or payment of a fee for such service, will not cause a Director to be considered a “Consultant” for purposes of the Plan. Notwithstanding the foregoing, a person is treated as a Consultant under this Plan only if a Form S-8 Registration Statement under the Securities Act is available to register either the offer or the sale of the Company’s securities to such person.

(q) “Continuous Service” means that the Participant’s service with the Company or an Affiliate, whether as an Employee, Director or Consultant, is not interrupted or terminated. A change in the capacity in which the Participant renders service to the Company or an Affiliate as an Employee, Director or Consultant or a change in the Entity for which the Participant renders such service, provided that there is no interruption or termination of the Participant’s service with the Company or an Affiliate, will not terminate a Participant’s Continuous Service; provided, however, that if the Entity for which a Participant is rendering services ceases to qualify as an Affiliate, as determined by the Board, such Participant’s Continuous Service will be considered to have terminated on the date such Entity ceases to qualify as an Affiliate. For example, a change in status from an Employee of the Company to a Consultant of an Affiliate or to a Director will not constitute an interruption of Continuous Service. To the extent permitted by law, the Board or the chief executive officer of the Company, in that party’s sole discretion, may determine whether Continuous Service will be considered interrupted in the case of (i) any leave of absence approved by the Board or chief executive officer, including sick leave, military leave or any other personal leave, or (ii) transfers between the Company, an Affiliate, or their successors. Notwithstanding the foregoing, a leave of absence will be treated as Continuous Service for purposes of vesting in an Award only to such extent as may be provided in the Company’s leave of absence policy, in the written terms of any leave of absence agreement or policy applicable to the Participant, or as otherwise required by law. In addition, to the extent required for exemption from or compliance with Section 409A, the determination of whether there has been a termination of Continuous Service will be made, and such term will be construed, in a manner that is consistent with the definition of “separation from service” as defined under Treasury Regulation Section 1.409A-1(h) (without regard to any alternative definition thereunder).

(r) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board, of the consolidated assets of the Company and its Subsidiaries;

(ii) a sale or other disposition of at least 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

Notwithstanding the foregoing or any other provision of this Plan, (A) the term Corporate Transaction shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company, (B) the definition of Corporate Transaction (or any analogous term) in an individual written agreement between the Company or any Affiliate and the Participant shall supersede the foregoing definition with respect to Awards subject to such agreement; provided, however, that if no definition of Corporate Transaction or any analogous term is set forth in such an individual written agreement, the foregoing definition shall apply, and (C) respect to any nonqualified deferred compensation that becomes payable on account of the Corporate Transaction, the transaction or event described in clause (i), (ii), (iii), (iv) or (v) also constitutes a Section 409A Change in Control if required in order for the payment not to violate Section 409A of the Code.

(s) “Director” means a member of the Board.

(t) “determine” or “determined” means as determined by the Board or the Committee (or its designee) in its sole discretion.

(u) “Disability” means, with respect to a Participant, such Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months, as provided in Section 22(e)(3) of the Code, and will be determined by the Board on the basis of such medical evidence as the Board deems warranted under the circumstances.

(v) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Business Combination Agreement by and among Freedom Acquisition I Corp., Jupiter Merger Sub I Corp., Jupiter Merger Sub II LLC, Complete Solar Holding Corporation and The Solaria Corporation, dated as of [—], provided that this Plan is approved by the Company’s stockholders prior to such date.

(w) “Employee” means any person employed by the Company or an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(x) “Employer” means the Company or the Affiliate of the Company that employs the Participant.

(y) “Entity” means a corporation, partnership, limited liability company or other entity.

(z) “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(aa) “Exchange Act Person” means any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an Entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, Entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.

(bb) “Fair Market Value” means, as of any date, unless otherwise determined by the Board, the value of the Common Stock (as determined on a per share or aggregate basis, as applicable) determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in a source the Board deems reliable.

(ii) If there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing selling price on the last preceding date for which such quotation exists.

(iii) In the absence of such markets for the Common Stock, or if otherwise determined by the Board, the Fair Market Value will be determined by the Board in good faith and in a manner that complies with Sections 409A and 422 of the Code.

(cc) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the Nasdaq Stock Market, New York Stock Exchange, and the Financial Industry Regulatory Authority).

(dd) “Grant Notice” means the notice provided to a Participant that he or she has been granted an Award under the Plan and which includes the name of the Participant, the type of Award, the date of grant of the Award, number of shares of Common Stock subject to the Award or potential cash payment right, (if any), the vesting schedule for the Award (if any) and other key terms applicable to the Award.

(ee) “Incentive Stock Option” means an option granted pursuant to Section 4 of the Plan that is intended to be, and qualifies as, an “incentive stock option” within the meaning of Section 422 of the Code.

(ff) “Materially Impair” means any amendment to the terms of the Award that materially adversely affects the Participant’s rights under the Award. A Participant’s rights under an Award will not be deemed to have been Materially Impaired by any such amendment if the Board, in its sole discretion, determines that the amendment, taken as a whole, does not materially impair the Participant’s rights. For example, the following types of amendments to the terms of an Award do not Materially Impair the Participant’s rights under the Award: (i) imposition of reasonable restrictions on the minimum number of shares subject to an Option or SAR that may be exercised, (ii) to maintain the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iii) to change the terms of an Incentive Stock Option in a manner that disqualifies, impairs or otherwise affects the qualified status of the Award as an Incentive Stock Option under Section 422 of the Code; (iv) to clarify the manner of exemption from, or to bring the Award into compliance with or qualify it for an exemption from, Section 409A; or (v) to comply with other Applicable Laws.

(gg) “Non-Employee Director” means a Director who either (i) is not a current employee or officer of the Company or an Affiliate, does not receive compensation, either directly or indirectly, from the Company or an Affiliate for services rendered as a consultant or in any capacity other than as a Director (except for an amount as to which disclosure would not be required under Item 404(a) of Regulation S-K promulgated pursuant to the Securities Act (“Regulation S-K”)), does not possess an interest in any other transaction for which disclosure would be required under Item 404(a) of Regulation S-K, and is not engaged in a business relationship for which disclosure would be required pursuant to Item 404(b) of Regulation S-K; or (ii) is otherwise considered a “non-employee director” for purposes of Rule 16b-3.

(hh) “Non-Exempt Award” means any Award that is subject to, and not exempt from, Section 409A, including as the result of (i) a deferral of the issuance of the shares subject to the Award which is elected by the Participant or imposed by the Company or (ii) the terms of any Non-Exempt Severance Agreement.

(ii) “Non-Exempt Director Award” means a Non-Exempt Award granted to a Participant who was a Director but not an Employee on the applicable grant date.

(jj) Non-Exempt Severance Arrangement means a severance arrangement or other agreement between the Participant and the Company that provides for acceleration of vesting of an Award and issuance of the shares in respect of such Award upon the Participant’s termination of employment or separation from service (as such term is defined in Section 409A(a)(2)(A)(i) of the Code (and without regard to any alternative definition thereunder) (“Separation from Service”) and such severance benefit does not satisfy the requirements for an exemption from application of Section 409A provided under Treasury Regulations Section 1.409A-1(b)(4), 1.409A-1(b)(9) or otherwise.

(kk) “Nonstatutory Stock Option” means any option granted pursuant to Section 4 of the Plan that does not qualify as an Incentive Stock Option.

(ll) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act.

(mm) “Option” means an Incentive Stock Option or a Nonstatutory Stock Option to purchase shares of Common Stock granted pursuant to the Plan.

(nn) “Option Agreement” means a written or electronic agreement between the Company and the Optionholder evidencing the terms and conditions of the Option grant. The Option Agreement includes the Grant Notice for the Option and the agreement containing the written summary of the general terms and conditions applicable to the Option and which is provided, including through electronic means, to a Participant along with the Grant Notice. Each Option Agreement will be subject to the terms and conditions of the Plan.

(oo) “Optionholder” means a person to whom an Option is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Option.

(pp) “Other Award” means an award valued in whole or in part by reference to, or otherwise based on, Common Stock, including the appreciation in value thereof (e.g., options or stock rights with an exercise price or strike price less than 100% of the Fair Market Value at the time of grant) that is not an Incentive Stock Options, Nonstatutory Stock Option, SAR, Restricted Stock Award, RSU Award or Performance Award.

(qq) “Other Award Agreement” means a written or electronic agreement between the Company and a holder of an Other Award evidencing the terms and conditions of an Other Award grant. Each Other Award Agreement will be subject to the terms and conditions of the Plan.

(rr) “Own,” “Owned,” “Owner,” “Ownership” means that a person or Entity will be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or Entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.

(ss) “Participant” means an Employee, Director or Consultant to whom an Award is granted pursuant to the Plan or, if applicable, such other person who holds an outstanding Award.

(tt) “Performance Award” means an Award that may vest or may be exercised or a cash award that may vest or become earned and paid contingent upon the attainment during a Performance Period of certain Performance Goals and which is granted under the terms and conditions of Section 5(b) pursuant to such terms as are approved by the Board. In addition, to the extent permitted by Applicable Law and set forth in the applicable Award Agreement, the Board may determine that cash or other property may be used in payment of Performance Awards. Performance Awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the Common Stock.

(uu) “Performance Criteria” means the one or more criteria that the Board will select for purposes of establishing the Performance Goals for a Performance Period. The Performance Criteria that will be used to establish such Performance Goals may be based on any one of, or combination of, the following as determined by the Board: earnings (including earnings per share and net earnings); earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity or average stockholder’s equity; return on assets, investment, or capital employed; stock price; margin (including gross margin); income (before or after taxes); operating income; operating income after taxes; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; customer satisfaction; stockholders’ equity; capital expenditures; debt levels; operating profit or net operating profit; workforce diversity; growth of net income or operating income; billings; financing; regulatory milestones; stockholder liquidity; corporate governance and compliance; intellectual property; personnel matters; progress of internal research; progress of partnered programs; partner satisfaction; budget management; partner or collaborator achievements; internal controls, including those related to the Sarbanes-Oxley Act of 2002; investor relations, analysts and communication; implementation or completion of projects or processes; employee retention; number of users, including unique users; strategic partnerships or transactions (including in-licensing and out-licensing of intellectual property); establishing relationships with respect to the marketing, distribution and sale of the Company’s products; supply chain achievements; co-development, co-marketing, profit sharing, joint venture or other similar arrangements; individual performance goals; corporate development and planning goals; and other measures of performance selected by the Board or Committee whether or not listed herein.

(vv) “Performance Goals” means, for a Performance Period, the one or more goals established by the Board for the Performance Period based upon the Performance Criteria. Performance Goals may be based on a Company-wide basis, with respect to one or more business units, divisions, Affiliates, or business segments, and in either absolute terms or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the Board (i) in the Award Agreement at the time the Award is granted or (ii) in such other document setting forth the Performance Goals at the time the Performance Goals are established, the Board will appropriately make adjustments in the method of calculating the attainment of Performance Goals for a Performance Period as follows: (1) to exclude restructuring and/or other nonrecurring charges; (2) to exclude exchange rate effects; (3) to exclude the effects of changes to generally accepted accounting principles; (4) to exclude the effects of any statutory adjustments to corporate tax rates; (5) to exclude the effects of items that are “unusual” in nature or occur “infrequently” as determined under generally accepted accounting principles; (6) to exclude the dilutive effects of acquisitions or joint ventures; (7) to assume that any business divested by the Company achieved performance objectives at targeted levels during the balance of a Performance Period following such divestiture; (8) to exclude the effect of any change in the outstanding shares of Common Stock of the Company by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (9) to exclude the effects of stock based compensation and the award of bonuses under the Company’s bonus plans; (10) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (11) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles. In addition, the Board may establish or provide for other adjustment items in the Award Agreement at the time the Award is granted or in such other document setting forth the Performance Goals at the time the Performance Goals are established. In addition, the Board retains the discretion to reduce or eliminate the compensation or economic benefit due upon attainment of Performance Goals and to define the manner of calculating the Performance Criteria it selects to use for such Performance Period. Partial achievement of the specified criteria may result in the payment or vesting corresponding to the degree of achievement as specified in the Award Agreement or the written terms of a Performance Cash Award.

(ww) “Performance Period” means the period of time selected by the Board over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant’s right to vesting or exercise of an Award. Performance Periods may be of varying and overlapping duration, at the sole discretion of the Board.

(xx) “Plan” means this Complete Solaria 2023 Equity Incentive Plan.

(yy) “Plan Administrator” means the person, persons, and/or third-party administrator designated by the Company to administer the day-to-day operations of the Plan and the Company’s other equity incentive programs.

(zz) “Post-Termination Exercise Period” means the period following termination of a Participant’s Continuous Service within which an Option or SAR is exercisable, as specified in Section 4(h).

(aaa) “Restricted Stock Award” or “RSA” means an Award of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(bbb) “Restricted Stock Award Agreement” means a written or electronic agreement between the Company and a holder of a Restricted Stock Award evidencing the terms and conditions of a Restricted Stock Award grant. The Restricted Stock Award Agreement includes the Grant Notice for the Restricted Stock Award and the agreement containing the written summary of the general terms and conditions applicable to the Restricted Stock Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each Restricted Stock Award Agreement will be subject to the terms and conditions of the Plan.

(ccc) “RSU Award” or “RSU” means an Award of restricted stock units representing the right to receive an issuance of shares of Common Stock which is granted pursuant to the terms and conditions of Section 5(a).

(ddd) “RSU Award Agreement” means a written or electronic agreement between the Company and a holder of a RSU Award evidencing the terms and conditions of a RSU Award. The RSU Award Agreement includes the Grant Notice for the RSU Award and the agreement containing the written summary of the general terms and conditions applicable to the RSU Award and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each RSU Award Agreement will be subject to the terms and conditions of the Plan.

(eee) “Rule 16b-3” means Rule 16b-3 promulgated under the Exchange Act or any successor to Rule 16b-3, as in effect from time to time.

(fff) “Rule 405” means Rule 405 promulgated under the Securities Act.

(ggg) “Section 409A” means Section 409A of the Code and the regulations and other guidance thereunder.

(hhh) “Section 409A Change in Control” means a change in the ownership or effective control of the Company, or in the ownership of a substantial portion of the Company’s assets, as provided in Section 409A(a)(2)(A)(v) of the Code and Treasury Regulations Section 1.409A-3(i)(5) (without regard to any alternative definition thereunder).

(iii) “Securities Act” means the Securities Act of 1933, as amended.

(jjj) “Share Reserve” means the number of shares available for issuance under the Plan as set forth in Section 2(a).

(kkk) “Stock Appreciation Right” or “SAR” means a right to receive the appreciation on Common Stock that is granted pursuant to the terms and conditions of Section 4.

(lll) “SAR Agreement” means a written or electronic agreement between the Company and a holder of a SAR evidencing the terms and conditions of a SAR grant. The SAR Agreement includes the Grant Notice for the SAR and the agreement containing the written summary of the general terms and conditions applicable to the SAR and which is provided, including by electronic means, to a Participant along with the Grant Notice. Each SAR Agreement will be subject to the terms and conditions of the Plan.

(mmm) “Subsidiary” means, with respect to the Company, (i) any corporation of which more than 50% of the outstanding capital stock having ordinary voting power to elect a majority of the board of directors of such corporation (irrespective of whether, at the time, stock of any other class or classes of such corporation will have or might have voting power by reason of the happening of any contingency) is at the time, directly or indirectly, Owned by the Company, and (ii) any partnership, limited liability company or other entity in which the Company has a direct or indirect interest (whether in the form of voting or participation in profits or capital contribution) of more than 50%.

(nnn) “Ten Percent Stockholder” means a person who Owns (or is deemed to Own pursuant to Section 424(d) of the Code) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any Affiliate.

(ooo) “Trading Policy” means the Company’s policy permitting certain individuals to sell Company shares only during certain “window” periods and/or otherwise restricts the ability of certain individuals to transfer or encumber Company shares, as in effect from time to time.

(ppp) “Unvested Non-Exempt Award” means the portion of any Non-Exempt Award that had not vested in accordance with its terms upon or prior to the date of any Corporate Transaction.

(qqq) “Vested Non-Exempt Award” means the portion of any Non-Exempt Award that had vested in accordance with its terms upon or prior to the date of a Corporate Transaction.

Annex H

COMPLETE SOLARIA, INC.

2023 EMPLOYEE STOCK PURCHASE PLAN

ADOPTED BY THE BOARD OF DIRECTORS: [•]

APPROVED BY THE STOCKHOLDERS: [•]

1.	GENERAL; PURPOSE.

(a) The Plan provides a means by which Eligible Employees of the Company and certain Designated Companies may be given an opportunity to purchase shares of Common Stock. The Plan permits the Company to grant a series of Purchase Rights to Eligible Employees under an Employee Stock Purchase Plan. In addition, the Plan permits the Company to grant a series of Purchase Rights to Eligible Employees that do not meet the requirements of an Employee Stock Purchase Plan.

(b) The Plan includes two components: a 423 Component and a Non-423 Component. The Company intends (but makes no undertaking or representation to maintain) the 423 Component to qualify as an Employee Stock Purchase Plan. The provisions of the 423 Component, accordingly, will be construed in a manner that is consistent with the requirements of Section 423 of the Code. Except as otherwise provided in the Plan or determined by the Board, the Non-423 Component will operate and be administered in the same manner as the 423 Component.

(c) The Company, by means of the Plan, seeks to retain the services of Eligible Employees, to secure and retain the services of new Employees and to provide incentives for such persons to exert maximum efforts for the success of the Company and its Related Corporations.

2.	ADMINISTRATION.

(a) The Board or the Committee will administer the Plan. References herein to the Board shall be deemed to refer to the Committee except where context dictates otherwise.

(b) The Board will have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To determine how and when Purchase Rights will be granted and the provisions of each Offering (which need not be identical).

(ii) To designate from time to time (A) which Related Corporations will be eligible to participate in the Plan as Designated 423 Corporations, (B) which Related Corporations or Affiliates will be eligible to participate in the Plan as Designated Non-423 Corporations, and (C) which Designated Companies will participate in each separate Offering (to the extent that the Company makes separate Offerings).

(iii) To construe and interpret the Plan and Purchase Rights, and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan, in a manner and to the extent it deems necessary or expedient to make the Plan fully effective.

(iv) To settle all controversies regarding the Plan and Purchase Rights granted under the Plan.

(v) To suspend or terminate the Plan at any time as provided in Section 12.

(vi) To amend the Plan at any time as provided in Section 12.

(vii) Generally, to exercise such powers and to perform such acts as it deems necessary or expedient to promote the best interests of the Company and its Related Corporations and to carry out the intent that the Plan be treated as an Employee Stock Purchase Plan with respect to the 423 Component.

(viii) To adopt such rules, procedures and sub-plans as are necessary or appropriate to permit or facilitate participation in the Plan by Employees who are foreign nationals or employed or located outside the United States. Without limiting the generality of, and consistent with, the foregoing, the Board specifically is authorized to adopt rules, procedures, and sub-plans regarding, without limitation, eligibility to participate in the Plan, the definition of eligible “earnings,” handling and making of Contributions, establishment of bank or trust accounts to hold Contributions, payment of interest, conversion of local currency, obligations to pay payroll tax, determination of beneficiary designation requirements, withholding procedures and handling of share issuances, any of which may vary according to applicable requirements, and which, if applicable to a Designated Non-423 Corporation, do not have to comply with the requirements of Section 423 of the Code.

(c) The Board may delegate some or all of the administration of the Plan to a Committee or Committees. If administration is delegated to a Committee, the Committee will have, in connection with the administration of the Plan, the powers theretofore possessed by the Board that have been delegated to the Committee, including the power to delegate to a subcommittee any of the administrative powers the Committee is authorized to exercise (and references in this Plan to the Board will thereafter be to the Committee or subcommittee), subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. Further, to the extent not prohibited by Applicable Law, the Board or Committee may, from time to time, delegate some or all of its authority under the Plan to one or more officers of the Company or other persons or groups of persons as it deems necessary, appropriate or advisable under conditions or limitations that it may set at or after the time of the delegation. The Board may retain the authority to concurrently administer the Plan with the Committee and may, at any time, revest in the Board some or all of the powers previously delegated. Whether or not the Board has delegated administration of the Plan to a Committee, the Board will have the final power to determine all questions of policy and expediency that may arise in the administration of the Plan.

(d) All determinations, interpretations and constructions made by the Board in good faith will not be subject to review by any person and will be final, binding and conclusive on all persons.

3.	SHARES OF COMMON STOCK SUBJECT TO THE PLAN.

(a) Subject to the provisions of Section 11(a) relating to Capitalization Adjustments, the maximum number of shares of Common Stock that may be issued under the Plan will not exceed [1%] shares of Common Stock, plus the number of shares of Common Stock that are automatically added on January 1st of each year for a period of ten years commencing on [January 1, 2023] and ending on (and including) January 1, 2031, in an amount equal to the lesser of (i) 1% of the total number of shares of Common Stock outstanding on December 31st of the preceding calendar year, and (ii) [2,000,000] shares of Common Stock. Notwithstanding the foregoing, the Board may act prior to the first day of any calendar year to provide that there will be no January 1st increase in the share reserve for such calendar year or that the increase in the share reserve for such calendar year will be a lesser number of shares of Common Stock than would otherwise occur pursuant to the preceding sentence. For the avoidance of doubt, up to the maximum number of shares of Common Stock reserved under this Section 3(a) may be used to satisfy purchases of Common Stock under the 423 Component and any remaining portion of such maximum number of shares may be used to satisfy purchases of Common Stock under the Non-423 Component.

(b) If any Purchase Right granted under the Plan terminates without having been exercised in full, the shares of Common Stock not purchased under such Purchase Right will again become available for issuance under the Plan.

(c) The stock purchasable under the Plan will be shares of authorized but unissued or reacquired Common Stock, including shares repurchased by the Company on the open market.

4.	GRANT OF PURCHASE RIGHTS; OFFERING.

(a) The Board may from time to time grant or provide for the grant of Purchase Rights to Eligible Employees under an Offering (consisting of one or more Purchase Periods) on an Offering Date or Offering Dates selected by the Board. Each Offering will be in such form and will contain such terms and conditions as the Board will deem appropriate, and, with respect to the 423 Component, will comply with the requirement of Section 423(b)(5) of the Code that all Employees granted Purchase Rights will have the same rights and privileges. The terms and conditions of an Offering shall be incorporated by reference into the Plan and treated as part of the Plan. The provisions of separate Offerings need not be identical, but each Offering will include (through incorporation of the provisions of this Plan by reference in the document comprising the Offering or otherwise) the period during which the Offering will be effective, which period will not exceed 27 months beginning with the Offering Date, and the substance of the provisions contained in Sections 5 through 8, inclusive.

(b) If a Participant has more than one Purchase Right outstanding under the Plan, unless he or she otherwise indicates in forms delivered to the Company or a third party designated by the Company (each, a “Company Designee”): (i) each form will apply to all of his or her Purchase Rights under the Plan, and (ii) a Purchase Right with a lower exercise price (or an earlier-granted Purchase Right, if different Purchase Rights have identical exercise prices) will be exercised to the fullest possible extent before a Purchase Right with a higher exercise price (or a later-granted Purchase Right if different Purchase Rights have identical exercise prices) will be exercised.

(c) The Board will have the discretion to structure an Offering so that if the Fair Market Value of a share of Common Stock on the first Trading Day of a new Purchase Period within that Offering is less than or equal to the Fair Market Value of a share of Common Stock on the Offering Date for that Offering, then (i) that Offering will terminate immediately as of that first Trading Day, and (ii) the Participants in such terminated Offering will be automatically enrolled in a new Offering beginning on the first Trading Day of such new Purchase Period.

5.	ELIGIBILITY.

(a) Purchase Rights may be granted only to Employees of the Company or, as the Board may designate in accordance with Section 2(b), to Employees of a Related Corporation or an Affiliate. Except as provided in Section 5(b) or as required by Applicable Law, an Employee will not be eligible to be granted Purchase Rights unless, on the Offering Date, the Employee has been in the employ of the Company or the Related Corporation or an Affiliate, as the case may be, for such continuous period preceding such Offering Date as the Board may require, but in no event will the required period of continuous employment be equal to or greater than two years. In addition, the Board may (unless prohibited by Applicable Law) provide that no Employee will be eligible to be granted Purchase Rights under the Plan unless, on the Offering Date, such Employee’s customary employment with the Company, the Related Corporation, or the Affiliate is more than 20 hours per week and more than five months per calendar year or such other criteria as the Board may determine consistent with Section 423 of the Code with respect to the 423 Component. The Board may also exclude from participation in the Plan or any Offering Employees who are “highly compensated employees” (within the meaning of Section 423(b)(4)(D) of the Code) of the Company or a Related Corporation or a subset of such highly compensated employees.

(b) The Board may provide that each person who, during the course of an Offering, first becomes an Eligible Employee will, on a date or dates specified in the Offering which coincides with the day on which such person becomes an Eligible Employee or which occurs thereafter, receive a Purchase Right under that Offering, which Purchase Right will thereafter be deemed to be a part of that Offering. Such Purchase Right will have the same characteristics as any Purchase Rights originally granted under that Offering, as described herein, except that:

(i) the date on which such Purchase Right is granted will be the “Offering Date” of such Purchase Right for all purposes, including determination of the exercise price of such Purchase Right;

(ii) the period of the Offering with respect to such Purchase Right will begin on its Offering Date and end coincident with the end of such Offering; and

(iii) the Board may provide that if such person first becomes an Eligible Employee within a specified period of time before the end of the Offering, he or she will not receive any Purchase Right under that Offering.

(c) No Employee will be eligible for the grant of any Purchase Rights under the 423 Component if, immediately after any such Purchase Rights are granted, such Employee owns stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any Related Corporation. For purposes of this Section 5(c), the rules of Section 424(d) of the Code will apply in determining the stock ownership of any Employee, and stock which such Employee may purchase under all outstanding Purchase Rights and options will be treated as stock owned by such Employee.

(d) As specified by Section 423(b)(8) of the Code, an Eligible Employee may be granted Purchase Rights under the 423 Component only if such Purchase Rights, together with any other rights granted under all Employee Stock Purchase Plans of the Company and any Related Corporations, do not permit such Eligible Employee’s rights to purchase stock of the Company or any Related Corporation to accrue at a rate which, when aggregated, exceeds US $25,000 of Fair Market Value of such stock (determined at the time such rights are granted, and which, with respect to the Plan, will be determined as of their respective Offering Dates) for each calendar year in which such rights are outstanding at any time.

(e) Officers of the Company and any Designated Company, if they are otherwise Eligible Employees, will be eligible to participate in Offerings under the Plan. Notwithstanding the foregoing, the Board may (unless prohibited by Applicable Law) provide in an Offering that Employees who are highly compensated Employees within the meaning of Section 423(b)(4)(D) of the Code will not be eligible to participate.

(f) Notwithstanding anything in this Section 5 to the contrary, in the case of an Offering under the Non-423 Component, an Eligible Employee (or group of Eligible Employees) may be excluded from participation in the Plan or an Offering if the Board has determined, in its sole discretion, that participation of such Eligible Employee(s) is not advisable or practical for any reason.

6.	PURCHASE RIGHTS; PURCHASE PRICE.

(a) On each Offering Date, each Eligible Employee, pursuant to an Offering made under the Plan, will be granted a Purchase Right to purchase up to that number of shares of Common Stock purchasable either with a percentage or with a maximum dollar amount, as designated by the Board (as defined by the Board in each Offering) during the period that begins on the Offering Date (or such later date as the Board determines for a particular Offering) and ends on the date stated in the Offering, which date will be no later than the end of the Offering.

(b) The Board will establish one or more Purchase Dates during an Offering on which Purchase Rights granted for that Offering will be exercised and shares of Common Stock will be purchased in accordance with such Offering.

(c) In connection with each Offering made under the Plan, the Board may specify (i) a maximum number of shares of Common Stock that may be purchased by any Participant on any Purchase Date during such Offering, (ii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants pursuant to such Offering and/or (iii) a maximum aggregate number of shares of Common Stock that may be purchased by all Participants on any Purchase Date under the Offering. If the aggregate purchase of shares of Common Stock issuable upon exercise of Purchase Rights granted under the Offering would exceed any such maximum aggregate number, then, in the absence of any Board action otherwise, a pro rata (based on each Participant’s accumulated Contributions) allocation of the shares of Common Stock (rounded down to the nearest whole share) available will be made in as nearly a uniform manner as will be practicable and equitable.

(d) The purchase price of shares of Common Stock acquired pursuant to Purchase Rights will be specified by Board prior to the commencement of an Offering and will not be less than the lesser of:

(i) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the Offering Date; or

(ii) an amount equal to 85% of the Fair Market Value of the shares of Common Stock on the applicable Purchase Date.

7.	PARTICIPATION; WITHDRAWAL; TERMINATION.

(a) An Eligible Employee may elect to participate in an Offering and authorize payroll deductions as the means of making Contributions by completing and delivering to the Company or a Company Designee, within the time specified for the Offering, an enrollment form provided by the Company or Company Designee. The enrollment form will specify the amount of Contributions not to exceed the maximum amount specified by the Board. Each Participant’s Contributions will be credited to a bookkeeping account for such Participant under the Plan and will be deposited with the general funds of the Company except where Applicable Law requires that Contributions be deposited with a third party. If permitted in the Offering, a Participant may begin such Contributions with the first payroll occurring on or after the Offering Date (or, in the case of a payroll date that occurs after the end of the prior Offering but before the Offering Date of the next new Offering, Contributions from such payroll will be included in the new Offering). If permitted in the Offering, a Participant may thereafter reduce (including to zero) or increase his or her Contributions. If required under Applicable Law or if specifically provided in the Offering and to extent permitted by Section 423 of the Code with respect to the 423 Component, in addition to or instead of making Contributions by payroll deductions, a Participant may make Contributions through payment by cash, check or wire transfer prior to a Purchase Date.

(b) During an Offering, a Participant may cease making Contributions and withdraw from the Offering by delivering to the Company or a Company Designee a withdrawal form provided by the Company. The Company may impose a deadline before a Purchase Date for withdrawing. Upon such withdrawal, such Participant’s Purchase Right in that Offering will immediately terminate and the Company will distribute as soon as practicable to such Participant all of his or her accumulated but unused Contributions and such Participant’s Purchase Right in that Offering shall thereupon terminate. A Participant’s withdrawal from that Offering will have no effect upon his or her eligibility to participate in any other Offerings under the Plan, but such Participant will be required to deliver a new enrollment form to participate in subsequent Offerings.

(c) Unless otherwise required by Applicable Law, Purchase Rights granted pursuant to any Offering under the Plan will terminate immediately if the Participant either (i) is no longer an Employee for any reason or for no reason (subject to any post-employment participation period required by Applicable Law) or (ii) is otherwise no longer eligible to participate. The Company will distribute as soon as practicable to such individual all of his or her accumulated but unused Contributions.

(d) Unless otherwise determined by the Board, a Participant whose employment transfers or whose employment terminates with an immediate rehire (with no break in service) by or between the Company and a Designated Company or between Designated Companies will not be treated as having terminated employment for purposes of participating in the Plan or an Offering; however, if a Participant transfers from an Offering under the 423 Component to an Offering under the Non-423 Component, the exercise of the Participant’s Purchase Right will be qualified under the 423 Component only to the extent such exercise complies with Section 423 of the Code. If a Participant transfers from an Offering under the Non-423 Component to an Offering under the 423 Component, the exercise of the Purchase Right will remain non-qualified under the Non-423 Component. The Board may establish different and additional rules governing transfers between separate Offerings within the 423 Component and between Offerings under the 423 Component and Offerings under the Non-423 Component.

(e) During a Participant’s lifetime, Purchase Rights will be exercisable only by such Participant. Purchase Rights are not transferable by a Participant, except by will, by the laws of descent and distribution, or, if permitted by the Company, by a beneficiary designation as described in Section 10.

(f) Unless otherwise specified in the Offering or as required by Applicable Law, the Company will have no obligation to pay interest on Contributions.

8.	EXERCISE OF PURCHASE RIGHTS.

(a) On each Purchase Date, each Participant’s accumulated Contributions will be applied to the purchase of shares of Common Stock, up to the maximum number of shares of Common Stock permitted by the Plan and the applicable Offering, at the purchase price specified in the Offering. No fractional shares will be issued unless specifically provided for in the Offering.

(b) Unless otherwise provided in the Offering, if any amount of accumulated Contributions remains in a Participant’s account after the purchase of shares of Common Stock on the final Purchase Date of an Offering, then such remaining amount will not roll over to the next Offering and will instead be distributed in full to such Participant after the final Purchase Date of such Offering without interest (unless otherwise required by Applicable Law).

(c) No Purchase Rights may be exercised to any extent unless the shares of Common Stock to be issued upon such exercise under the Plan are covered by an effective registration statement pursuant to the Securities Act and the Plan is in material compliance with all applicable U.S. federal and state, foreign and other securities, exchange control and other laws applicable to the Plan. If on a Purchase Date the shares of Common Stock are not so registered or the Plan is not in such compliance, no Purchase Rights will be exercised on such Purchase Date, and, subject to Section 423 of the Code with respect to the 423 Component, the Purchase Date will be delayed until the shares of Common Stock are subject to such an effective registration statement and the Plan is in material compliance, except that the Purchase Date will in no event be more than 27 months from the Offering Date. If, on the Purchase Date, as delayed to the maximum extent permissible, the shares of Common Stock are not registered and the Plan is not in material compliance with all Applicable Laws, as determined by the Company in its sole discretion, no Purchase Rights will be exercised and all accumulated but unused Contributions will be distributed to the Participants without interest (unless the payment of interest is otherwise required by Applicable Law).

9.	COVENANTS OF THE COMPANY.

The Company will seek to obtain from each U.S. federal or state, foreign or other regulatory commission, agency or other Governmental Body having jurisdiction over the Plan such authority as may be required to grant Purchase Rights and issue and sell shares of Common Stock thereunder unless the Company determines, in its sole discretion, that doing so is not practical or would cause the Company to incur costs that are unreasonable. If, after commercially reasonable efforts, the Company is unable to obtain the authority that counsel for the Company deems necessary for the grant of Purchase Rights or the lawful issuance and sale of Common Stock under the Plan, and at a commercially reasonable cost, the Company will be relieved from any liability for failure to grant Purchase Rights and/or to issue and sell Common Stock upon exercise of such Purchase Rights.

10.	DESIGNATION OF BENEFICIARY.

(a) The Company may, but is not obligated to, permit a Participant to submit a form designating a beneficiary who will receive any shares of Common Stock and/or Contributions from the Participant’s account under the Plan if the Participant dies before such shares and/or Contributions are delivered to the Participant. The Company may, but is not obligated to, permit the Participant to change such designation of beneficiary. Any such designation and/or change must be on a form approved by the Company.

(b) If a Participant dies, and in the absence of a valid beneficiary designation, the Company will deliver any shares of Common Stock and/or Contributions to the executor or administrator of the estate of the Participant. If no executor or administrator has been appointed (to the knowledge of the Company), the Company, in its sole discretion, may deliver such shares of Common Stock and/or Contributions, without interest (unless the payment of interest is otherwise required by Applicable Law), to the Participant’s spouse, dependents or relatives, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

11.	ADJUSTMENTS UPON CHANGES IN COMMON STOCK; CORPORATE TRANSACTIONS.

(a) In the event of a Capitalization Adjustment, the Board will appropriately and proportionately adjust: (i) the class(es) and maximum number of securities subject to the Plan pursuant to Section 3(a), (ii) the class(es) and maximum number of securities by which the share reserve is to increase automatically each year pursuant to Section 3(a), (iii) the class(es) and number of securities subject to, and the purchase price applicable to outstanding Offerings and Purchase Rights, and (iv) the class(es) and number of securities that are the subject of the purchase limits under each ongoing Offering. The Board will make these adjustments, and its determination will be final, binding and conclusive.

(b) In the event of a Corporate Transaction, then: (i) any surviving corporation or acquiring corporation (or the surviving or acquiring corporation’s parent company) may assume or continue outstanding Purchase Rights or may substitute similar rights (including a right to acquire the same consideration paid to the stockholders in the Corporate Transaction) for outstanding Purchase Rights, or (ii) if any surviving or acquiring corporation (or its parent company) does not assume or continue such Purchase Rights or does not substitute similar rights for such Purchase Rights, then the Participants’ accumulated Contributions will be used to purchase shares of Common Stock (rounded down to the nearest whole share) within ten business days (or such other period specified by the Board) prior to the Corporate Transaction under the outstanding Purchase Rights, and the Purchase Rights will terminate immediately after such purchase.

12.	AMENDMENT, TERMINATION OR SUSPENSION OF THE PLAN.

(a) The Board may amend the Plan at any time in any respect the Board deems necessary or advisable. However, except as provided in Section 11(a) relating to Capitalization Adjustments, stockholder approval will be required for any amendment of the Plan for which stockholder approval is required by Applicable Law.

(b) The Board may suspend or terminate the Plan at any time. No Purchase Rights may be granted under the Plan while the Plan is suspended or after it is terminated.

Any benefits, privileges, entitlements and obligations under any outstanding Purchase Rights granted before an amendment, suspension or termination of the Plan will not be materially impaired by any such amendment, suspension or termination except (i) with the consent of the person to whom such Purchase Rights were granted, (ii) as necessary to facilitate compliance with any laws, listing requirements, or governmental regulations (including, without limitation, the provisions of Section 423 of the Code and the regulations and other interpretive guidance issued thereunder relating to Employee Stock Purchase Plans) including without limitation any such regulations or other guidance that may be issued or amended after the date the Plan is adopted by the Board, or (iii) as necessary to obtain or maintain favorable tax, listing, or regulatory treatment. To be clear, the Board may amend outstanding Purchase Rights without a Participant’s consent if such amendment is necessary to ensure that the Purchase Right and/or the Plan complies with the requirements of Section 423 of the Code with respect to the 423 Component or with respect to other Applicable Laws. Notwithstanding anything in the Plan or any Offering Document to the contrary, the Board will be entitled to: (i) establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars; (ii) permit Contributions in excess of the amount designated by a Participant in order to adjust for mistakes in the Company’s processing of properly completed Contribution elections; (iii) establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant’s Contributions; (iv) amend any outstanding Purchase Rights or clarify any ambiguities regarding the terms of any Offering to enable the Purchase Rights to qualify under and/or comply with Section 423 of the Code with respect to the 423 Component; and (v) establish other limitations or procedures as the Board determines in its sole discretion advisable that are consistent with the Plan. The actions of the Board pursuant to this paragraph will not be considered to alter or impair any Purchase Rights granted under an Offering as they are part of the initial terms of each Offering and the Purchase Rights granted under each Offering.

13.	TAX QUALIFICATION; TAX WITHHOLDING.

(a) Although the Company may endeavor to (i) qualify a Purchase Right for special tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain special or to avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan. The Company will be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants.

(b) Each Participant will make arrangements, satisfactory to the Company and any applicable Related Corporation, to enable the Company or the Related Corporation to fulfill any withholding obligation for Tax-Related Items. Without limitation to the foregoing, in the Company’s sole discretion and subject to Applicable Law, such withholding obligation may be satisfied in whole or in part by (i) withholding from the Participant’s salary or any other cash payment due to the Participant from the Company or a Related Corporation; (ii) withholding from the proceeds of the sale of shares of Common Stock acquired under the Plan, either through a voluntary sale or a mandatory sale arranged by the Company; or (iii) any other method deemed acceptable by the Board. The Company shall not be required to issue any shares of Common Stock under the Plan until such obligations are satisfied.

(c) The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

14.	EFFECTIVE DATE OF PLAN.

The Plan will become effective immediately prior to and contingent upon the Effective Date. No Purchase Rights will be exercised unless and until the Plan has been approved by the stockholders of the Company, which approval must be within 12 months before or after the date the Plan is adopted (or if required under Section 12(a) above, materially amended) by the Board.

15.	MISCELLANEOUS PROVISIONS.

(a) Proceeds from the sale of shares of Common Stock pursuant to Purchase Rights will constitute general funds of the Company.

(b) A Participant will not be deemed to be the holder of, or to have any of the rights of a holder with respect to, shares of Common Stock subject to Purchase Rights unless and until the Participant’s shares of Common Stock acquired upon exercise of Purchase Rights are recorded in the books of the Company (or its transfer agent).

(c) The Plan and Offering do not constitute an employment contract. Nothing in the Plan or in the Offering will in any way alter the at will nature of a Participant’s employment or amend a Participant’s employment contract, if applicable, or be deemed to create in any way whatsoever any obligation on the part of any Participant to continue in the employ of the Company or a Related Corporation or an Affiliate, or on the part of the Company, a Related Corporation or an Affiliate to continue the employment of a Participant.

(d) The provisions of the Plan will be governed by the laws of the State of Delaware without resort to that state’s conflicts of laws rules.

(e) If any particular provision of the Plan is found to be invalid or otherwise unenforceable, such provision will not affect the other provisions of the Plan, but the Plan will be construed in all respects as if such invalid provision were omitted.

(f) If any provision of the Plan does not comply with Applicable Law, such provision shall be construed in such a manner as to comply with Applicable Law.

16.	DEFINITIONS.

As used in the Plan, the following definitions will apply to the capitalized terms indicated below:

(a) “423 Component” means the part of the Plan, which excludes the Non-423 Component, pursuant to which Purchase Rights that satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(b) “Affiliate” means any entity, other than a Related Corporation, whether now or subsequently established, which is at the time of determination, a “parent” or “subsidiary” of the Company as such terms are defined in Rule 405 promulgated under the Securities Act. The Board may determine the time or times at which “parent” or “subsidiary” status is determined within the foregoing definition.

(c) “Applicable Law” means shall mean the Code and any applicable securities, federal, state, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, listing rule, regulation, judicial decision, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the NASDAQ Stock Market, the New York Stock Exchange or the Financial Industry Regulatory Authority).

(d) “Board” means the board of directors of the Company.

(e) “Capitalization Adjustment” means any change that is made in, or other events that occur with respect to, the Common Stock subject to the Plan or subject to any Purchase Right after the date the Plan is adopted by the Board without the receipt of consideration by the Company through merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or other similar equity restructuring transaction, as that term is used in Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor thereto). Notwithstanding the foregoing, the conversion of any convertible securities of the Company will not be treated as a Capitalization Adjustment.

(f) “Code” means the U.S. Internal Revenue Code of 1986, as amended, including any applicable regulations and guidance thereunder.

(g) “Committee” means a committee of one or more members of the Board to whom authority has been delegated by the Board in accordance with Section 2(c).

(h) “Common Stock” means the common stock of the Company.

(i) “Company” means Complete Solaria, Inc., a Delaware corporation.

(j) “Contributions” means the payroll deductions and other additional payments specifically provided for in the Offering that a Participant contributes to fund the exercise of a Purchase Right. A Participant may make additional payments into his or her account if specifically provided for in the Offering, and then only if the Participant has not already had the maximum permitted amount withheld during the Offering through payroll deductions and, with respect to the 423 Component, to the extent permitted by Section 423 of the Code.

(k) “Corporate Transaction” means the consummation, in a single transaction or in a series of related transactions, of any one or more of the following events:

(i) a sale or other disposition of all or substantially all, as determined by the Board in its sole discretion, of the consolidated assets of the Company and its subsidiaries;

(ii) a sale or other disposition of more than 50% of the outstanding securities of the Company;

(iii) a merger, consolidation or similar transaction following which the Company is not the surviving corporation; or

(iv) a merger, consolidation or similar transaction following which the Company is the surviving corporation but the shares of Common Stock outstanding immediately preceding the merger, consolidation or similar transaction are converted or exchanged by virtue of the merger, consolidation or similar transaction into other property, whether in the form of securities, cash or otherwise.

(l) “Designated 423 Corporation” means any Related Corporation selected by the Board to participate in the 423 Component.

(m) “Designated Company” means any Designated Non-423 Corporation or Designated 423 Corporation, provided, however, that at any given time, a Related Corporation participating in the 423 Component shall not be a Related Corporation participating in the Non-423 Component.

(n) “Designated Non-423 Corporation” means any Related Corporation or Affiliate selected by the Board to participate in the Non-423 Component.

(o) “Director” means a member of the Board.

(p) “Effective Date” means the effective date of this Plan, which is the date of the closing of the transactions contemplated by the Business Combination Agreement by and among Freedom Acquisition I Corp., Jupiter Merger Sub I Corp., Jupiter Merger Sub II LLC, Complete Solar Holding Corporation and The Solaria Corporation, dated as of [—], provided that this Plan is approved by the Company’s stockholders prior to such date.

(q) “Eligible Employee” means an Employee who meets the requirements set forth in the document(s) governing the Offering for eligibility to participate in the Offering, provided that such Employee also meets the requirements for eligibility to participate set forth in the Plan.

(r) “Employee” means any person, including an Officer or Director, who is “employed” for purposes of Section 423(b)(4) of the Code by the Company or a Related Corporation, or solely with respect to the Non-423 Component, an Affiliate. However, service solely as a Director, or payment of a fee for such services, will not cause a Director to be considered an “Employee” for purposes of the Plan.

(s) “Employee Stock Purchase Plan” means a plan that grants Purchase Rights intended to be options issued under an “employee stock purchase plan,” as that term is defined in Section 423(b) of the Code.

(t) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder.

(u) “Fair Market Value” means, as of any date, the value of the Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock will be the closing sales price for such stock as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the date of determination, as reported in such source as the Board deems reliable. Unless otherwise provided by the Board, if there is no closing sales price for the Common Stock on the date of determination, then the Fair Market Value will be the closing sales price on the last preceding date for which such quotation exists.

(ii) In the absence of such markets for the Common Stock, the Fair Market Value will be determined by the Board in good faith in compliance with Applicable Laws and regulations and, to the extent applicable as determined in the sole discretion of the Board, in a manner that complies with Sections 409A of the Code

(v) “Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or regulatory body, or quasi-governmental body of any nature (including any governmental division, department, administrative agency or bureau, commission, authority, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any tax authority) or other body exercising similar powers or authority; or (d) self-regulatory organization (including the NASDAQ Stock Market, the New York Stock Exchange and the Financial Industry Regulatory Authority).

(w) “Non-423 Component” means the part of the Plan, which excludes the 423 Component, pursuant to which Purchase Rights that are not intended to satisfy the requirements for an Employee Stock Purchase Plan may be granted to Eligible Employees.

(x) “Offering” means the grant to Eligible Employees of Purchase Rights, with the exercise of those Purchase Rights automatically occurring at the end of one or more Purchase Periods. The terms and conditions of an Offering will generally be set forth in the “Offering Document” approved by the Board for that Offering.

(y) “Offering Date” means a date selected by the Board for an Offering to commence.

(z) “Officer” means a person who is an officer of the Company or a Related Corporation within the meaning of Section 16 of the Exchange Act.

(aa) “Participant” means an Eligible Employee who holds an outstanding Purchase Right.

(bb) “Plan” means this Complete Solaria, Inc. 2023 Employee Stock Purchase Plan, as amended from time to time, including both the 423 Component and the Non-423 Component.

(cc) “Purchase Date” means one or more dates during an Offering selected by the Board on which Purchase Rights will be exercised and on which purchases of shares of Common Stock will be carried out in accordance with such Offering.

(dd) “Purchase Period” means a period of time specified within an Offering, generally beginning on the Offering Date or on the first Trading Day following a Purchase Date, and ending on a Purchase Date. An Offering may consist of one or more Purchase Periods.

(ee) “Purchase Right” means an option to purchase shares of Common Stock granted pursuant to the Plan.

(ff) “Related Corporation” means any “parent corporation” or “subsidiary corporation” of the Company whether now or subsequently established, as those terms are defined in Sections 424(e) and (f), respectively, of the Code.

(gg) “Securities Act” means the U.S. Securities Act of 1933, as amended.

(hh) “Tax-Related Items” means any income tax, social insurance, payroll tax, fringe benefit tax, payment on account or other tax-related items arising out of or in relation to a Participant’s participation in the Plan, including, but not limited to, the exercise of a Purchase Right and the receipt of shares of Common Stock or the sale or other disposition of shares of Common Stock acquired under the Plan.

(ii) “Trading Day” means any day on which the exchange(s) or market(s) on which shares of Common Stock are listed, including but not limited to the New York Stock Exchange, Nasdaq Global Select Market, the Nasdaq Global Market, the Nasdaq Capital Market or any successors thereto, is open for trading.

Annex I

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

FREEDOM ACQUISITION I CORP .

(ADOPTED BY SPECIAL RESOLUTION DATED [*] 2021 AND EFFECTIVE ON [*] 2021)

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

MEMORANDUM OF ASSOCIATION

OF

FREEDOM ACQUISITION I CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED [*] 2021 AND EFFECTIVE ON [*] 2021)

1	The name of the Company is Freedom Acquisition I Corp.

2

The Registered Office of the Company shall be at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, or at such other place within the Cayman Islands as the Directors may decide.

3	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.

4	The liability of each Member is limited to the amount unpaid on such Member’s shares.

5

The share capital of the Company is US$22,100 divided into 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, 20,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.

6

The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

7

Capitalised terms that are not defined in this Amended and Restated Memorandum of Association bear the respective meanings given to them in the Amended and Restated Articles of Association of the Company.

THE COMPANIES ACT (AS AMENDED)

OF THE CAYMAN ISLANDS

COMPANY LIMITED BY SHARES

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

FREEDOM ACQUISITION I CORP.

(ADOPTED BY SPECIAL RESOLUTION DATED [*] 2021 AND EFFECTIVE ON [*] 2021)

1	Interpretation

1.1	In the Articles Table A in the First Schedule to the Statute does not apply and, unless there is something in the subject or context inconsistent therewith:

“Affiliate”	in respect of a person, means any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (a) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law and father-in-law and brothers and sisters-in-law, whether by blood, marriage or adoption or anyone residing in such person’s home, a trust for the benefit of any of the foregoing, a company, partnership or any natural person or entity wholly or jointly owned by any of the foregoing and (b) in the case of an entity, shall include a partnership, a corporation or any natural person or entity which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity.

“Applicable Law”	means, with respect to any person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to such person.

“Articles”	means these amended and restated articles of association of the Company.

“Audit Committee”	means the audit committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Auditor”	means the person for the time being performing the duties of auditor of the Company (if any).

“Business Combination”	means a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganisation or similar business combination involving the Company, with one or more businesses or entities (the “target business”), which Business Combination: (a) as long as the Company’s securities are listed on the New York Stock Exchange, must occur with one or more operating businesses or assets with a fair market value equal to at least 80 per cent of the net assets held in the Trust Account (excluding the amount of any deferred underwriting discount held in trust) at the time of signing the agreement to enter into such Business Combination; and (b) must not be effectuated solely with another blank cheque company or a similar company with nominal operations.

“business day”	means any day other than a Saturday, a Sunday or a legal holiday or a day on which banking institutions or trust companies are authorised or obligated by law to close in New York City.

“Clearing House”	means a clearing house recognised by the laws of the jurisdiction in which the Shares (or depositary receipts therefor) are listed or quoted on a stock exchange or interdealer quotation system in such jurisdiction.

“Class A Share”	means a class A ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Class B Share”	means a class B ordinary share of a par value of US$0.0001 in the share capital of the Company.

“Company”	means the above named company.

“Company’s Website”	means the website of the Company and/or its web-address or domain name, if any.

“Compensation Committee”	means the compensation committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Designated Stock Exchange”	means any U.S. national securities exchange on which the securities of the Company are listed for trading, including the New York Stock Exchange.

“Directors”	means the directors for the time being of the Company.

“Dividend”	means any dividend (whether interim or final) resolved to be paid on Shares pursuant to the Articles.

“Electronic Communication”	means a communication sent by electronic means, including electronic posting to the Company’s Website, transmission to any number, address or internet website (including the website of the Securities and Exchange Commission) or other electronic delivery methods as otherwise decided and approved by the Directors.

“Electronic Record”	has the same meaning as in the Electronic Transactions Act.

“Electronic Transactions Act”	means the Electronic Transactions Act (As Amended) of the Cayman Islands.

“Equity-linked Securities”	means any debt or equity securities that are convertible, exercisable or exchangeable for Class A Shares issued in a financing transaction in connection with a Business Combination, including but not limited to a private placement of equity or debt.

“Exchange Act”	means the United States Securities Exchange Act of 1934, as amended, or any similar U.S. federal statute and the rules and regulations of the Securities and Exchange Commission thereunder, all as the same shall be in effect at the time.

“Founders”	means all Members immediately prior to the consummation of the IPO.

“Independent Director”	has the same meaning as in the rules and regulations of the Designated Stock Exchange or in Rule 10A-3 under the Exchange Act, as the case may be.

“IPO”	means the Company’s initial public offering of securities.

“Member”	has the same meaning as in the Statute.

“Memorandum”	means the amended and restated memorandum of association of the Company.

“Nominating and Corporate Governance Committee”	means the nominating and corporate governance committee of the board of directors of the Company established pursuant to the Articles, or any successor committee.

“Officer”	means a person appointed to hold an office in the Company.

“Ordinary Resolution”	means a resolution passed by a simple majority of the Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting, and includes a unanimous written resolution. In computing the majority when a poll is demanded regard shall be had to the number of votes to which each Member is entitled by the Articles.

“Over-Allotment Option”	means the option of the Underwriters to purchase up to an additional 15 per cent of the firm units (as described in the Articles) issued in the IPO at a price equal to US$10 per unit, less underwriting discounts and commissions.

“Preference Share”	means a preference share of a par value of US$0.0001 in the share capital of the Company.

“Public Share”	means a Class A Share issued as part of the units (as described in the Articles) issued in the IPO.

“Redemption Notice”	means a notice in a form approved by the Company by which a holder of Public Shares is entitled to require the Company to redeem its Public Shares, subject to any conditions contained therein.

“Register of Members”	means the register of Members maintained in accordance with the Statute and includes (except where otherwise stated) any branch or duplicate register of Members.

“Registered Office”	means the registered office for the time being of the Company.

“Representative”	means a representative of the Underwriters.

“Seal”	means the common seal of the Company and includes every duplicate seal.

“Securities and Exchange Commission”	means the United States Securities and Exchange Commission.

“Share”	means a Class A Share, a Class B Share or a Preference Share and includes a fraction of a share in the Company.

“Special Resolution”	subject to Article 29.4, has the same meaning as in the Statute, and includes a unanimous written resolution.

“Sponsor”	means Freedom Acquisition I LLC, a Cayman Islands limited liability company, and its successors or assigns.

“Statute”	means the Companies Act (As Amended) of the Cayman Islands.

“Treasury Share”	means a Share held in the name of the Company as a treasury share in accordance with the Statute.

“Trust Account”	means the trust account established by the Company upon the consummation of its IPO and into which a certain amount of the net proceeds of the IPO, together with a certain amount of the proceeds of a private placement of warrants simultaneously with the closing date of the IPO, will be deposited.

“Underwriter”	means an underwriter of the IPO from time to time and any successor underwriter.

1.2	In the Articles:

(a)	words importing the singular number include the plural number and vice versa;

(b)	words importing the masculine gender include the feminine gender;

(c)	words importing persons include corporations as well as any other legal or natural person;

(d)	“written” and “in writing” include all modes of representing or reproducing words in visible form, including in the form of an Electronic Record;

(e)	“shall” shall be construed as imperative and “may” shall be construed as permissive;

(f)	references to provisions of any law or regulation shall be construed as references to those provisions as amended, modified, re-enacted or replaced;

(g)

any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms;

(h)

the term “and/or” is used herein to mean both “and” as well as “or.” The use of “and/or” in certain contexts in no respects qualifies or modifies the use of the terms “and” or “or” in others. The term “or” shall not be interpreted to be exclusive and the term “and” shall not be interpreted to require the conjunctive (in each case, unless the context otherwise requires);

(i)	headings are inserted for reference only and shall be ignored in construing the Articles;

(j)	any requirements as to delivery under the Articles include delivery in the form of an Electronic Record;

(k)

any requirements as to execution or signature under the Articles including the execution of the Articles themselves can be satisfied in the form of an electronic signature as defined in the Electronic Transactions Act;

(l)	sections 8 and 19(3) of the Electronic Transactions Act shall not apply;

(m)

the term “clear days” in relation to the period of a notice means that period excluding the day when the notice is received or deemed to be received and the day for which it is given or on which it is to take effect; and

(n)	the term “holder” in relation to a Share means a person whose name is entered in the Register of Members as the holder of such Share.

2	Commencement of Business

2.1	The business of the Company may be commenced as soon after incorporation of the Company as the Directors shall see fit.

2.2	The Directors may pay, out of the capital or any other monies of the Company, all expenses incurred in or about the formation and establishment of the Company, including the expenses of registration.

3	Issue of Shares

3.1	Subject to the provisions, if any, in the Memorandum (and to any direction that may be given by the Company in general meeting) and, where applicable, the rules and regulations of the Designated Stock

Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, and without prejudice to any rights attached to any existing Shares, the Directors may allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) with or without preferred, deferred or other rights or restrictions, whether in regard to Dividends or other distributions, voting, return of capital or otherwise and to such persons, at such times and on such other terms as they think proper, and may also (subject to the Statute and the Articles) vary such rights, save that the Directors shall not allot, issue, grant options over or otherwise dispose of Shares (including fractions of a Share) to the extent that it may affect the ability of the Company to carry out a Class B Share Conversion set out in the Articles.

3.2

The Company may issue rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company on such terms as the Directors may from time to time determine.

3.3

The Company may issue units of securities in the Company, which may be comprised of whole or fractional Shares, rights, options, warrants or convertible securities or securities of similar nature conferring the right upon the holders thereof to subscribe for, purchase or receive any class of Shares or other securities in the Company, upon such terms as the Directors may from time to time determine.

3.4	The Company shall not issue Shares to bearer.

4	Register of Members

4.1	The Company shall maintain or cause to be maintained the Register of Members in accordance with the Statute.

4.2

The Directors may determine that the Company shall maintain one or more branch registers of Members in accordance with the Statute. The Directors may also determine which register of Members shall constitute the principal register and which shall constitute the branch register or registers, and to vary such determination from time to time.

5	Closing Register of Members or Fixing Record Date

5.1

For the purpose of determining Members entitled to notice of, or to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose, the Directors may, after notice has been given by advertisement in an appointed newspaper or any other newspaper or by any other means in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, provide that the Register of Members shall be closed for transfers for a stated period which shall not in any case exceed forty days.

5.2

In lieu of, or apart from, closing the Register of Members, the Directors may fix in advance or arrears a date as the record date for any such determination of Members entitled to notice of, or to vote at any meeting of the Members or any adjournment thereof, or for the purpose of determining the Members entitled to receive payment of any Dividend or other distribution, or in order to make a determination of Members for any other purpose.

5.3

If the Register of Members is not so closed and no record date is fixed for the determination of Members entitled to notice of, or to vote at, a meeting of Members or Members entitled to receive payment of a Dividend or other distribution, the date on which notice of the meeting is sent or the date on which the resolution of the Directors resolving to pay such Dividend or other distribution is passed, as the case may be, shall be the record date for such determination of Members. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Article, such determination shall apply to any adjournment thereof.

6	Certificates for Shares

6.1

A Member shall only be entitled to a share certificate if the Directors resolve that share certificates shall be issued. Share certificates representing Shares, if any, shall be in such form as the Directors may determine. Share certificates shall be signed by one or more Directors or other person authorised by the Directors. The Directors may authorise certificates to be issued with the authorised signature(s) affixed by mechanical process. All certificates for Shares shall be consecutively numbered or otherwise identified and shall specify the Shares to which they relate. All certificates surrendered to the Company for transfer shall be cancelled and, subject to the Articles, no new certificate shall be issued until the former certificate representing a like number of relevant Shares shall have been surrendered and cancelled.

6.2

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

6.3

If a share certificate is defaced, worn out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and on the payment of such expenses reasonably incurred by the Company in investigating evidence, as the Directors may prescribe, and (in the case of defacement or wearing out) upon delivery of the old certificate.

6.4

Every share certificate sent in accordance with the Articles will be sent at the risk of the Member or other person entitled to the certificate. The Company will not be responsible for any share certificate lost or delayed in the course of delivery.

6.5

Share certificates shall be issued within the relevant time limit as prescribed by the Statute, if applicable, or as the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law may from time to time determine, whichever is shorter, after the allotment or, except in the case of a Share transfer which the Company is for the time being entitled to refuse to register and does not register, after lodgement of a Share transfer with the Company.

7	Transfer of Shares

7.1

Subject to the terms of the Articles, any Member may transfer all or any of his Shares by an instrument of transfer provided that such transfer complies with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. If the Shares in question were issued in conjunction with rights, options or warrants issued pursuant to the Articles on terms that one cannot be transferred without the other, the Directors shall refuse to register the transfer of any such Share without evidence satisfactory to them of the like transfer of such option or warrant.

7.2

The instrument of transfer of any Share shall be in writing in the usual or common form or in a form prescribed by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law or in any other form approved by the Directors and shall be executed by or on behalf of the transferor (and if the Directors so require, signed by or on behalf of the transferee) and may be under hand or, if the transferor or transferee is a Clearing House or its nominee(s), by hand or by machine imprinted signature or by such other manner of execution as the Directors may approve from time to time. The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered in the Register of Members.

8	Redemption, Repurchase and Surrender of Shares

8.1

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may issue Shares that are to be redeemed or are liable to be redeemed at the option of the Member or the Company. The redemption of such Shares, except Public Shares, shall be effected in such manner and upon such other terms as the Company may, by Special Resolution, determine before the issue of such Shares. With respect to redeeming or repurchasing the Shares:

(a)	Members who hold Public Shares are entitled to request the redemption of such Shares in the circumstances described in the Business Combination Article hereof;

(b)

Class B Shares held by the Sponsor shall be surrendered by the Sponsor for no consideration to the extent that the Over-Allotment Option is not exercised in full so that the number of Class B Shares will equal 20 per cent of the Company’s issued Shares after the IPO; and

(c)	Public Shares shall be repurchased by the Company in the circumstances set out in the Business Combination Article hereof.

8.2

Subject to the provisions of the Statute, and, where applicable, the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Company may purchase its own Shares (including any redeemable Shares) in such manner and on such other terms as the Directors may agree with the relevant Member. For the avoidance of doubt, redemptions, repurchases and surrenders of Shares in the circumstances described in the Article above shall not require further approval of the Members.

8.3	The Company may make a payment in respect of the redemption or purchase of its own Shares in any manner permitted by the Statute, including out of capital.

8.4	The Directors may accept the surrender for no consideration of any fully paid Share.

9	Treasury Shares

9.1	The Directors may, prior to the purchase, redemption or surrender of any Share, determine that such Share shall be held as a Treasury Share.

9.2	The Directors may determine to cancel a Treasury Share or transfer a Treasury Share on such terms as they think proper (including, without limitation, for nil consideration).

10	Variation of Rights of Shares

10.1

Subject to Article 3.1, if at any time the share capital of the Company is divided into different classes of Shares, all or any of the rights attached to any class (unless otherwise provided by the terms of issue of the Shares of that class) may, whether or not the Company is being wound up, be varied without the consent of the holders of the issued Shares of that class where such variation is considered by the Directors not to have a material adverse effect upon such rights; otherwise, any such variation shall be made only with the consent in writing of the holders of not less than two thirds of the issued Shares of that class (other than with respect to a waiver of the provisions of the Class B Share Conversion Article hereof, which as stated therein shall only require the consent in writing of the holders of a majority of the issued Shares of that class), or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the Shares of that class. For the avoidance of doubt, the Directors reserve the right, notwithstanding that any such variation may not have a material adverse effect, to obtain consent from the holders of Shares of the relevant class. To any such meeting all the provisions of the Articles relating to general meetings shall apply mutatis mutandis, except that the necessary quorum shall be one person holding or representing by proxy at least one third of the issued Shares of the class and that any holder of Shares of the class present in person or by proxy may demand a poll.

10.2

For the purposes of a separate class meeting, the Directors may treat two or more or all the classes of Shares as forming one class of Shares if the Directors consider that such class of Shares would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate classes of Shares.

10.3

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith or Shares issued with preferred or other rights.

11	Commission on Sale of Shares

The Company may, in so far as the Statute permits, pay a commission to any person in consideration of his subscribing or agreeing to subscribe (whether absolutely or conditionally) or procuring or agreeing to procure subscriptions (whether absolutely or conditionally) for any Shares. Such commissions may be satisfied by the payment of cash and/or the issue of fully or partly paid-up Shares. The Company may also on any issue of Shares pay such brokerage as may be lawful.

12	Non Recognition of Trusts

The Company shall not be bound by or compelled to recognise in any way (even when notified) any equitable, contingent, future or partial interest in any Share, or (except only as is otherwise provided by the Articles or the Statute) any other rights in respect of any Share other than an absolute right to the entirety thereof in the holder.

13	Lien on Shares

13.1

The Company shall have a first and paramount lien on all Shares (whether fully paid-up or not) registered in the name of a Member (whether solely or jointly with others) for all debts, liabilities or engagements to or with the Company (whether presently payable or not) by such Member or his estate, either alone or jointly with any other person, whether a Member or not, but the Directors may at any time declare any Share to be wholly or in part exempt from the provisions of this Article. The registration of a transfer of any such Share shall operate as a waiver of the Company’s lien thereon. The Company’s lien on a Share shall also extend to any amount payable in respect of that Share.

13.2

The Company may sell, in such manner as the Directors think fit, any Shares on which the Company has a lien, if a sum in respect of which the lien exists is presently payable, and is not paid within fourteen clear days after notice has been received or deemed to have been received by the holder of the Shares, or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

13.3

To give effect to any such sale the Directors may authorise any person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The purchaser or his nominee shall be registered as the holder of the Shares comprised in any such transfer, and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the sale or the exercise of the Company’s power of sale under the Articles.

13.4

The net proceeds of such sale after payment of costs, shall be applied in payment of such part of the amount in respect of which the lien exists as is presently payable and any balance shall (subject to a like lien for sums not presently payable as existed upon the Shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

14	Call on Shares

14.1

Subject to the terms of the allotment and issue of any Shares, the Directors may make calls upon the Members in respect of any monies unpaid on their Shares (whether in respect of par value or premium), and each Member shall (subject to receiving at least fourteen clear days’ notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on the Shares. A call may be revoked or postponed, in whole or in part, as the Directors may determine. A call may be required to be paid by instalments. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the Shares in respect of which the call was made.

14.2	A call shall be deemed to have been made at the time when the resolution of the Directors authorising such call was passed.

14.3	The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

14.4

If a call remains unpaid after it has become due and payable, the person from whom it is due shall pay interest on the amount unpaid from the day it became due and payable until it is paid at such rate as the Directors may determine (and in addition all expenses that have been incurred by the Company by reason of such non-payment), but the Directors may waive payment of the interest or expenses wholly or in part.

14.5

An amount payable in respect of a Share on issue or allotment or at any fixed date, whether on account of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

14.6	The Directors may issue Shares with different terms as to the amount and times of payment of calls, or the interest to be paid.

14.7

The Directors may, if they think fit, receive an amount from any Member willing to advance all or any part of the monies uncalled and unpaid upon any Shares held by him, and may (until the amount would otherwise become payable) pay interest at such rate as may be agreed upon between the Directors and the Member paying such amount in advance.

14.8

No such amount paid in advance of calls shall entitle the Member paying such amount to any portion of a Dividend or other distribution payable in respect of any period prior to the date upon which such amount would, but for such payment, become payable.

15	Forfeiture of Shares

15.1

If a call or instalment of a call remains unpaid after it has become due and payable the Directors may give to the person from whom it is due not less than fourteen clear days’ notice requiring payment of the amount unpaid together with any interest which may have accrued and any expenses incurred by the Company by reason of such non-payment. The notice shall specify where payment is to be made and shall state that if the notice is not complied with the Shares in respect of which the call was made will be liable to be forfeited.

15.2

If the notice is not complied with, any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all Dividends, other distributions or other monies payable in respect of the forfeited Share and not paid before the forfeiture.

15.3

A forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Directors think fit and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the Directors think fit. Where for the purposes of its disposal a forfeited Share is to be transferred to any person the Directors may authorise some person to execute an instrument of transfer of the Share in favour of that person.

15.4

A person any of whose Shares have been forfeited shall cease to be a Member in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited and shall remain liable to pay to the Company all monies which at the date of forfeiture were payable by him to the Company in respect of those Shares together with interest at such rate as the Directors may determine, but his liability shall cease if and when the Company shall have received payment in full of all monies due and payable by him in respect of those Shares.

15.5

A certificate in writing under the hand of one Director or Officer that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The certificate shall (subject to the execution of an instrument of transfer) constitute a good title to the Share and the person to whom the Share is sold or otherwise disposed of shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale or disposal of the Share.

15.6

The provisions of the Articles as to forfeiture shall apply in the case of non payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share or by way of premium as if it had been payable by virtue of a call duly made and notified.

16	Transmission of Shares

16.1

If a Member dies, the survivor or survivors (where he was a joint holder), or his legal personal representatives (where he was a sole holder), shall be the only persons recognised by the Company as having any title to his Shares. The estate of a deceased Member is not thereby released from any liability in respect of any Share, for which he was a joint or sole holder.

16.2

Any person becoming entitled to a Share in consequence of the death or bankruptcy or liquidation or dissolution of a Member (or in any other way than by transfer) may, upon such evidence being produced as may be required by the Directors, elect, by a notice in writing sent by him to the Company, either to become the holder of such Share or to have some person nominated by him registered as the holder of such Share. If he elects to have another person registered as the holder of such Share he shall sign an instrument of transfer of that Share to that person. The Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution, as the case may be.

16.3

A person becoming entitled to a Share by reason of the death or bankruptcy or liquidation or dissolution of a Member (or in any other case than by transfer) shall be entitled to the same Dividends, other distributions and other advantages to which he would be entitled if he were the holder of such Share. However, he shall not, before becoming a Member in respect of a Share, be entitled in respect of it to exercise any right conferred by membership in relation to general meetings of the Company and the Directors may at any time give notice requiring any such person to elect either to be registered himself or to have some person nominated by him be registered as the holder of the Share (but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the relevant Member before his death or bankruptcy or liquidation or dissolution or any other case than by transfer, as the case may be). If the notice is not complied with within ninety days of being received or deemed to be received (as determined pursuant to the Articles), the Directors may thereafter withhold payment of all Dividends, other distributions, bonuses or other monies payable in respect of the Share until the requirements of the notice have been complied with.

17	Class B Share Conversion

17.1

The rights attaching to all Class A Shares and Class B Shares shall rank pari passu in all respects, and the Class A Shares and Class B Shares shall vote together as a single class on all matters (subject to the Variation of Rights of Shares Article and the Appointment and Removal of Directors Article) with the exception that the holder of a Class B Share shall have the Conversion Rights referred to in this Article.

17.2	Class B Shares shall automatically convert into Class A Shares on a one-for-one basis (the “Initial Conversion Ratio”) automatically on the day of the closing of a Business Combination.

17.3

Notwithstanding the Initial Conversion Ratio, in the case that additional Class A Shares or any other Equity-linked Securities, are issued or deemed issued in connection with a Business Combination, all Class B Shares in issue shall automatically convert into Class A Shares at the time of the closing of a

Business Combination at a ratio for which the Class B Shares shall convert into Class A Shares will be adjusted (unless the holders of a majority of the Class B Shares in issue agree to waive such anti-dilution adjustment with respect to any such issuance or deemed issuance) so that the number of Class A Shares issuable upon conversion of all Class B Shares will equal, in the aggregate, on an as-converted basis, 20 per cent of the sum of all Class A Shares outstanding after such conversion (after giving effect to any redemptions of Class A Shares pursuant to the Business Combination Article), including the total number of Class A Shares issued or deemed issued or issuable upon conversion or exercise of any Equity-linked Securities or rights issued or deemed issued, by the Company in connection with the consummation of the Business Combination, excluding any Class A Shares or Equity-linked Securities exercisable for or convertible into Class A Shares issued, deemed issued or to be issued, to any seller in the initial Business Combination and any private placement warrants issued to the Sponsor, Officers or Directors upon conversion of working capital loans.

17.4

Notwithstanding anything to the contrary contained herein, the foregoing adjustment to the Initial Conversion Ratio may be waived as to any particular issuance or deemed issuance of additional Class A Shares or Equity-linked Securities by the written consent or agreement of holders of a majority of the Class B Shares then in issue consenting or agreeing separately as a separate class in the manner provided in the Variation of Rights of Shares Article hereof.

17.5

The foregoing conversion ratio shall also be adjusted to account for any subdivision (by share split, subdivision, exchange, capitalisation, rights issue, reclassification, recapitalisation or otherwise) or combination (by reverse share split, share consolidation, exchange, reclassification, recapitalisation or otherwise) or similar reclassification or recapitalisation of the Class A Shares in issue into a greater or lesser number of shares occurring after the original filing of the Articles without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalisation of the Class B Shares in issue.

17.6

Each Class B Share shall convert into its pro rata number of Class A Shares pursuant to this Article. The pro rata share for each holder of Class B Shares will be determined as follows: each Class B Share shall convert into such number of Class A Shares as is equal to the product of 1 multiplied by a fraction, the numerator of which shall be the total number of Class A Shares into which all of the Class B Shares in issue shall be converted pursuant to this Article and the denominator of which shall be the total number of Class B Shares in issue at the time of conversion.

17.7

References in this Article to “converted”, “conversion” or “exchange” shall mean the compulsory redemption without notice of Class B Shares of any Member and, on behalf of such Members, automatic application of such redemption proceeds in paying for such new Class A Shares into which the Class B Shares have been converted or exchanged at a price per Class B Share necessary to give effect to a conversion or exchange calculated on the basis that the Class A Shares to be issued as part of the conversion or exchange will be issued at par. The Class A Shares to be issued on an exchange or conversion shall be registered in the name of such Member or in such name as the Member may direct.

17.8	Notwithstanding anything to the contrary in this Article, in no event may any Class B Share convert into Class A Shares at a ratio that is less than one-for-one.

18	Amendments of Memorandum and Articles of Association and Alteration of Capital

18.1	The Company may by Ordinary Resolution:

(a)	increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine;

(b)	consolidate and divide all or any of its share capital into Shares of larger amount than its existing Shares;

(c)	convert all or any of its paid-up Shares into stock, and reconvert that stock into paid-up Shares of any denomination;

(d)

by subdivision of its existing Shares or any of them divide the whole or any part of its share capital into Shares of smaller amount than is fixed by the Memorandum or into Shares without par value; and

(e)

cancel any Shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the Shares so cancelled.

18.2

All new Shares created in accordance with the provisions of the preceding Article shall be subject to the same provisions of the Articles with reference to the payment of calls, liens, transfer, transmission, forfeiture and otherwise as the Shares in the original share capital.

18.3	Subject to the provisions of the Statute, the provisions of the Articles as regards the matters to be dealt with by Ordinary Resolution and Article 29.4, the Company may by Special Resolution:

(a)	change its name;

(b)	alter or add to the Articles;

(c)	alter or add to the Memorandum with respect to any objects, powers or other matters specified therein; and

(d)	reduce its share capital or any capital redemption reserve fund.

19	Offices and Places of Business

Subject to the provisions of the Statute, the Company may by resolution of the Directors change the location of its Registered Office. The Company may, in addition to its Registered Office, maintain such other offices or places of business as the Directors determine.

20	General Meetings

20.1	All general meetings other than annual general meetings shall be called extraordinary general meetings.

20.2

The Company may, but shall not (unless required by the Statute) be obliged to, in each year hold a general meeting as its annual general meeting, and shall specify the meeting as such in the notices calling it. Any annual general meeting shall be held at such time and place as the Directors shall appoint. At these meetings the report of the Directors (if any) shall be presented.

20.3

The Directors, the chief executive officer, the secretary or the chairman of the board of Directors may call general meetings, and they shall on a Members’ requisition forthwith proceed to convene an extraordinary general meeting of the Company.

20.4

Members seeking to bring business before the annual general meeting or to nominate candidates for appointment as Directors at the annual general meeting must deliver notice to the principal executive offices of the Company not less than 120 calendar days before the date of the Company’s proxy statement released to shareholders in connection with the previous year’s annual meeting or, if the Company did not hold an annual meeting the previous year, or if the date of this year’s annual meeting has been changed by more than 30 days from the date of the previous year’s meeting, then the deadline shall be set by the board of Directors with such deadline being a reasonable time before the Company begins to print and send its related proxy materials.

21	Notice of General Meetings

21.1

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of the Articles regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed:

(a)	in the case of an annual general meeting, by all of the Members entitled to attend and vote thereat; and

(b)

in the case of an extraordinary general meeting, by a majority in number of the Members having a right to attend and vote at the meeting, together holding not less than ninety-five per cent in par value of the Shares giving that right.

21.2

The accidental omission to give notice of a general meeting to, or the non receipt of notice of a general meeting by, any person entitled to receive such notice shall not invalidate the proceedings of that general meeting.

22	Proceedings at General Meetings

22.1

No business shall be transacted at any general meeting unless a quorum is present. The holders of a majority of the Shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorised representative or proxy shall be a quorum.

22.2

A person may participate at a general meeting by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other. Participation by a person in a general meeting in this manner is treated as presence in person at that meeting.

22.3

A resolution (including a Special Resolution) in writing (in one or more counterparts) signed by or on behalf of all of the Members for the time being entitled to receive notice of and to attend and vote at general meetings (or, being corporations or other non-natural persons, signed by their duly authorised representatives) shall be as valid and effective as if the resolution had been passed at a general meeting of the Company duly convened and held.

22.4

If a quorum is not present within half an hour from the time appointed for the meeting to commence, the meeting shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the Members present shall be a quorum.

22.5

The Directors may, at any time prior to the time appointed for the meeting to commence, appoint any person to act as chairman of a general meeting of the Company or, if the Directors do not make any such appointment, the chairman, if any, of the board of Directors shall preside as chairman at such general meeting. If there is no such chairman, or if he shall not be present within fifteen minutes after the time appointed for the meeting to commence, or is unwilling to act, the Directors present shall elect one of their number to be chairman of the meeting.

22.6

If no Director is willing to act as chairman or if no Director is present within fifteen minutes after the time appointed for the meeting to commence, the Members present shall choose one of their number to be chairman of the meeting.

22.7

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

22.8

When a general meeting is adjourned for thirty days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of an adjourned meeting.

22.9

If, prior to a Business Combination, a notice is issued in respect of a general meeting and the Directors, in their absolute discretion, consider that it is impractical or undesirable for any reason to hold that general meeting at the place, the day and the hour specified in the notice calling such general meeting, the Directors may postpone the general meeting to another place, day and/or hour provided that notice of the place, the day and the hour of the rearranged general meeting is promptly given to all Members. No business shall be transacted at any postponed meeting other than the business specified in the notice of the original meeting.

22.10

When a general meeting is postponed for thirty days or more, notice of the postponed meeting shall be given as in the case of an original meeting. Otherwise it shall not be necessary to give any such notice of a postponed meeting. All proxy forms submitted for the original general meeting shall remain valid for the postponed meeting. The Directors may postpone a general meeting which has already been postponed.

22.11	A resolution put to the vote of the meeting shall be decided on a poll.

22.12	A poll shall be taken as the chairman directs, and the result of the poll shall be deemed to be the resolution of the general meeting at which the poll was demanded.

22.13

A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such date, time and place as the chairman of the general meeting directs, and any business other than that upon which a poll has been demanded or is contingent thereon may proceed pending the taking of the poll.

22.14	In the case of an equality of votes the chairman shall be entitled to a second or casting vote.

23	Votes of Members

23.1

Subject to any rights or restrictions attached to any Shares, including as set out at Article 29.4, every Member present in any such manner shall have one vote for every Share of which he is the holder.

23.2

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non-natural person, by its duly authorised representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

23.3

A Member of unsound mind, or in respect of whom an order has been made by any court, having jurisdiction in lunacy, may vote by his committee, receiver, curator bonis, or other person on such Member’s behalf appointed by that court, and any such committee, receiver, curator bonis or other person may vote by proxy.

23.4

No person shall be entitled to vote at any general meeting unless he is registered as a Member on the record date for such meeting nor unless all calls or other monies then payable by him in respect of Shares have been paid.

23.5

No objection shall be raised as to the qualification of any voter except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time in accordance with this Article shall be referred to the chairman whose decision shall be final and conclusive.

23.6

Votes may be cast either personally or by proxy (or in the case of a corporation or other non-natural person by its duly authorised representative or proxy). A Member may appoint more than one proxy or the same proxy under one or more instruments to attend and vote at a meeting. Where a Member appoints more than one proxy the instrument of proxy shall specify the number of Shares in respect of which each proxy is entitled to exercise the related votes.

23.7

A Member holding more than one Share need not cast the votes in respect of his Shares in the same way on any resolution and therefore may vote a Share or some or all such Shares either for or against a resolution and/or abstain from voting a Share or some or all of the Shares and, subject to the terms of the instrument appointing him, a proxy appointed under one or more instruments may vote a Share or some or all of the Shares in respect of which he is appointed either for or against a resolution and/or abstain from voting a Share or some or all of the Shares in respect of which he is appointed.

24	Proxies

24.1

The instrument appointing a proxy shall be in writing and shall be executed under the hand of the appointor or of his attorney duly authorised in writing, or, if the appointor is a corporation or other non natural person, under the hand of its duly authorised representative. A proxy need not be a Member.

24.2

The Directors may, in the notice convening any meeting or adjourned meeting, or in an instrument of proxy sent out by the Company, specify the manner by which the instrument appointing a proxy shall be deposited and the place and the time (being not later than the time appointed for the commencement of the meeting or adjourned meeting to which the proxy relates) at which the instrument appointing a proxy shall be deposited. In the absence of any such direction from the Directors in the notice convening any meeting or adjourned meeting or in an instrument of proxy sent out by the Company, the instrument appointing a proxy shall be deposited physically at the Registered Office not less than 48 hours before the time appointed for the meeting or adjourned meeting to commence at which the person named in the instrument proposes to vote.

24.3

The chairman may in any event at his discretion declare that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted, or which has not been declared to have been duly deposited by the chairman, shall be invalid.

24.4

The instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or generally until revoked. An instrument appointing a proxy shall be deemed to include the power to demand or join or concur in demanding a poll.

24.5

Votes given in accordance with the terms of an instrument of proxy shall be valid notwithstanding the previous death or insanity of the principal or revocation of the proxy or of the authority under which the proxy was executed, or the transfer of the Share in respect of which the proxy is given unless notice in writing of such death, insanity, revocation or transfer was received by the Company at the Registered Office before the commencement of the general meeting, or adjourned meeting at which it is sought to use the proxy.

25	Corporate Members

25.1

Any corporation or other non-natural person which is a Member may in accordance with its constitutional documents, or in the absence of such provision by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as the corporation could exercise if it were an individual Member.

25.2

If a Clearing House (or its nominee(s)), being a corporation, is a Member, it may authorise such persons as it sees fit to act as its representative at any meeting of the Company or at any meeting of any class of Members provided that the authorisation shall specify the number and class of Shares in respect of which each such representative is so authorised. Each person so authorised under the provisions of this Article shall be deemed to have been duly authorised without further evidence of the facts and be entitled to exercise the same rights and powers on behalf of the Clearing House (or its nominee(s)) as if such person was the registered holder of such Shares held by the Clearing House (or its nominee(s)).

26	Shares that May Not be Voted

Shares in the Company that are beneficially owned by the Company shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding Shares at any given time.

27	Directors

27.1	There shall be a board of Directors consisting of not less than one person provided however that the Company may by Ordinary Resolution increase or reduce the limits in the number of Directors.

27.2

The Directors shall be divided into three classes: Class I, Class II and Class III. The number of Directors in each class shall be as nearly equal as possible. Upon the adoption of the Articles, the existing Directors shall by resolution classify themselves as Class I, Class II or Class III Directors. The Class I Directors shall stand appointed for a term expiring at the Company’s first annual general meeting, the Class II Directors shall stand appointed for a term expiring at the Company’s second annual general meeting and the Class III Directors shall stand appointed for a term expiring at the Company’s third annual general meeting. Commencing at the Company’s first annual general meeting, and at each annual general meeting thereafter, Directors appointed to succeed those Directors whose terms expire shall be appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as the Statute or other Applicable Law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of Directors and/or the removal of one or more Directors and the filling of any vacancy in that connection, additional Directors and any vacancies in the board of Directors, including unfilled vacancies resulting from the removal of Directors for cause, may be filled by the vote of a majority of the remaining Directors then in office, although less than a quorum (as defined in the Articles), or by the sole remaining Director.

All Directors shall hold office until the expiration of their respective terms of office and until their successors shall have been appointed and qualified. A Director appointed to fill a vacancy resulting from the death, resignation or removal of a Director shall serve for the remainder of the full term of the Director whose death, resignation or removal shall have created such vacancy and until his successor shall have been appointed and qualified.

28	Powers of Directors

28.1

Subject to the provisions of the Statute, the Memorandum and the Articles and to any directions given by Special Resolution, the business of the Company shall be managed by the Directors who may exercise all the powers of the Company. No alteration of the Memorandum or Articles and no such direction shall invalidate any prior act of the Directors which would have been valid if that alteration had not been made or that direction had not been given. A duly convened meeting of Directors at which a quorum is present may exercise all powers exercisable by the Directors.

28.2

All cheques, promissory notes, drafts, bills of exchange and other negotiable or transferable instruments and all receipts for monies paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed as the case may be in such manner as the Directors shall determine by resolution.

28.3

The Directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any Director who has held any other salaried office or place of profit with the Company or to his widow or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

28.4

The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof and to issue debentures, debenture stock, mortgages, bonds and other such securities whether outright or as security for any debt, liability or obligation of the Company or of any third party.

29	Appointment and Removal of Directors

29.1

Prior to the closing of a Business Combination, the Company may by Ordinary Resolution of the holders of the Class B Shares appoint any person to be a Director or may by Ordinary Resolution of the holders of the Class B Shares remove any Director. For the avoidance of doubt, prior to the closing of a Business

Combination, holders of Class A Shares shall have no right to vote on the appointment or removal of any Director.

29.2

The Directors may appoint any person to be a Director, either to fill a vacancy or as an additional Director provided that the appointment does not cause the number of Directors to exceed any number fixed by or in accordance with the Articles as the maximum number of Directors.

29.3	After the closing of a Business Combination, the Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

29.4

Prior to the closing of a Business Combination, Article 29.1 may only be amended by a Special Resolution passed by a majority of at least 90 per cent of such Members as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been given, or by way of unanimous written resolution.

30	Vacation of Office of Director

The office of a Director shall be vacated if:

(a)	the Director gives notice in writing to the Company that he resigns the office of Director; or

(b)

the Director absents himself (for the avoidance of doubt, without being represented by proxy) from three consecutive meetings of the board of Directors without special leave of absence from the Directors, and the Directors pass a resolution that he has by reason of such absence vacated office; or

(c)	the Director dies, becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(d)	the Director is found to be or becomes of unsound mind; or

(e)

all of the other Directors (being not less than two in number) determine that he should be removed as a Director, either by a resolution passed by all of the other Directors at a meeting of the Directors duly convened and held in accordance with the Articles or by a resolution in writing signed by all of the other Directors.

31	Proceedings of Directors

31.1

The quorum for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed shall be two if there are two or more Directors, and shall be one if there is only one Director.

31.2

Subject to the provisions of the Articles, the Directors may regulate their proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote.

31.3

A person may participate in a meeting of the Directors or any committee of Directors by conference telephone or other communications equipment by means of which all the persons participating in the meeting can communicate with each other at the same time. Participation by a person in a meeting in this manner is treated as presence in person at that meeting. Unless otherwise determined by the Directors, the meeting shall be deemed to be held at the place where the chairman is located at the start of the meeting.

31.4

A resolution in writing (in one or more counterparts) signed by all the Directors or all the members of a committee of the Directors or, in the case of a resolution in writing relating to the removal of any Director or the vacation of office by any Director, all of the Directors other than the Director who is the subject of such resolution shall be as valid and effectual as if it had been passed at a meeting of the Directors, or committee of Directors as the case may be, duly convened and held.

31.5

A Director may, or other Officer on the direction of a Director shall, call a meeting of the Directors by at least two days’ notice in writing to every Director which notice shall set forth the general nature of the business to be considered unless notice is waived by all the Directors either at, before or after the meeting is held. To any such notice of a meeting of the Directors all the provisions of the Articles relating to the giving of notices by the Company to the Members shall apply mutatis mutandis.

31.6

The continuing Directors (or a sole continuing Director, as the case may be) may act notwithstanding any vacancy in their body, but if and so long as their number is reduced below the number fixed by or pursuant to the Articles as the necessary quorum of Directors the continuing Directors or Director may act for the purpose of increasing the number of Directors to be equal to such fixed number, or of summoning a general meeting of the Company, but for no other purpose.

31.7

The Directors may elect a chairman of their board and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for the meeting to commence, the Directors present may choose one of their number to be chairman of the meeting.

31.8

All acts done by any meeting of the Directors or of a committee of the Directors shall, notwithstanding that it is afterwards discovered that there was some defect in the appointment of any Director, and/or that they or any of them were disqualified, and/or had vacated their office and/or were not entitled to vote, be as valid as if every such person had been duly appointed and/or not disqualified to be a Director and/or had not vacated their office and/or had been entitled to vote, as the case may be.

31.9

A Director may be represented at any meetings of the board of Directors by a proxy appointed in writing by him. The proxy shall count towards the quorum and the vote of the proxy shall for all purposes be deemed to be that of the appointing Director.

32	Presumption of Assent

A Director who is present at a meeting of the board of Directors at which action on any Company matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent from such action with the person acting as the chairman or secretary of the meeting before the adjournment thereof or shall forward such dissent by registered post to such person immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favour of such action.

33	Directors’ Interests

33.1

A Director may hold any other office or place of profit under the Company (other than the office of Auditor) in conjunction with his office of Director for such period and on such terms as to remuneration and otherwise as the Directors may determine.

33.2

A Director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a Director.

33.3

A Director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company.

33.4

No person shall be disqualified from the office of Director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director shall be in any way interested be or be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by or arising in connection with any such contract or transaction by reason of such Director holding office or of the fiduciary relationship thereby established. A Director shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

33.5

A general notice that a Director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

34	Minutes

The Directors shall cause minutes to be made in books kept for the purpose of recording all appointments of Officers made by the Directors, all proceedings at meetings of the Company or the holders of any class of Shares and of the Directors, and of committees of the Directors, including the names of the Directors present at each meeting.

35	Delegation of Directors’ Powers

35.1

The Directors may delegate any of their powers, authorities and discretions, including the power to sub-delegate, to any committee consisting of one or more Directors (including, without limitation, the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee). Any such delegation may be made subject to any conditions the Directors may impose and either collaterally with or to the exclusion of their own powers and any such delegation may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of a committee of Directors shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.2

The Directors may establish any committees, local boards or agencies or appoint any person to be a manager or agent for managing the affairs of the Company and may appoint any person to be a member of such committees, local boards or agencies. Any such appointment may be made subject to any conditions the Directors may impose, and either collaterally with or to the exclusion of their own powers and any such appointment may be revoked or altered by the Directors. Subject to any such conditions, the proceedings of any such committee, local board or agency shall be governed by the Articles regulating the proceedings of Directors, so far as they are capable of applying.

35.3

The Directors may adopt formal written charters for committees. Each of these committees shall be empowered to do all things necessary to exercise the rights of such committee set forth in the Articles and shall have such powers as the Directors may delegate pursuant to the Articles and as required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law. Each of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee, if established, shall consist of such number of Directors as the Directors shall from time to time determine (or such minimum number as may be required from time to time by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law).

35.4

The Directors may by power of attorney or otherwise appoint any person to be the agent of the Company on such conditions as the Directors may determine, provided that the delegation is not to the exclusion of their own powers and may be revoked by the Directors at any time.

35.5

The Directors may by power of attorney or otherwise appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or authorised signatory of the Company for such purpose and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under the Articles) and for such period and subject to such conditions as they may think fit, and any such powers of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorneys or authorised signatories as the Directors may think fit and may also authorise any such attorney or authorised signatory to delegate all or any of the powers, authorities and discretions vested in him.

35.6

The Directors may appoint such Officers as they consider necessary on such terms, at such remuneration and to perform such duties, and subject to such provisions as to disqualification and removal as the Directors may think fit. Unless otherwise specified in the terms of his appointment an Officer may be removed by resolution of the Directors or Members. An Officer may vacate his office at any time if he gives notice in writing to the Company that he resigns his office.

36	No Minimum Shareholding

The Company in general meeting may fix a minimum shareholding required to be held by a Director, but unless and until such a shareholding qualification is fixed a Director is not required to hold Shares.

37	Remuneration of Directors

37.1

The remuneration to be paid to the Directors, if any, shall be such remuneration as the Directors shall determine, provided that no cash remuneration shall be paid to any Director by the Company prior to the consummation of a Business Combination. The Directors shall also, whether prior to or after the consummation of a Business Combination, be entitled to be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of Directors or committees of Directors, or general meetings of the Company, or separate meetings of the holders of any class of Shares or debentures of the Company, or otherwise in connection with the business of the Company or the discharge of their duties as a Director, or to receive a fixed allowance in respect thereof as may be determined by the Directors, or a combination partly of one such method and partly the other.

37.2

The Directors may by resolution approve additional remuneration to any Director for any services which in the opinion of the Directors go beyond his ordinary routine work as a Director. Any fees paid to a Director who is also counsel, attorney or solicitor to the Company, or otherwise serves it in a professional capacity shall be in addition to his remuneration as a Director.

38	Seal

38.1

The Company may, if the Directors so determine, have a Seal. The Seal shall only be used by the authority of the Directors or of a committee of the Directors authorised by the Directors. Every instrument to which the Seal has been affixed shall be signed by at least one person who shall be either a Director or some Officer or other person appointed by the Directors for the purpose.

38.2

The Company may have for use in any place or places outside the Cayman Islands a duplicate Seal or Seals each of which shall be a facsimile of the common Seal of the Company and, if the Directors so determine, with the addition on its face of the name of every place where it is to be used.

38.3

A Director or Officer, representative or attorney of the Company may without further authority of the Directors affix the Seal over his signature alone to any document of the Company required to be authenticated by him under seal or to be filed with the Registrar of Companies in the Cayman Islands or elsewhere wheresoever.

39	Dividends, Distributions and Reserve

39.1	Subject to the Statute and this Article and except as otherwise provided by the rights attached to any Shares, the Directors may resolve to pay Dividends and other distributions on Shares in issue and authorise payment of the Dividends or other distributions out of the funds of the Company lawfully available therefor. A Dividend shall be deemed to be an interim Dividend unless the terms of the resolution pursuant to which the Directors resolve to pay such Dividend specifically state that such Dividend shall be a final Dividend. No Dividend or other distribution shall be paid except out of the realised or unrealised profits of the Company, out of the share premium account or as otherwise permitted by law.

39.2

Except as otherwise provided by the rights attached to any Shares, all Dividends and other distributions shall be paid according to the par value of the Shares that a Member holds. If any Share is issued on terms providing that it shall rank for Dividend as from a particular date, that Share shall rank for Dividend accordingly.

39.3	The Directors may deduct from any Dividend or other distribution payable to any Member all sums of money (if any) then payable by him to the Company on account of calls or otherwise.

39.4

The Directors may resolve that any Dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Directors may settle the same as they think expedient and in particular may issue fractional Shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to adjust the rights of all Members and may vest any such specific assets in trustees in such manner as may seem expedient to the Directors.

39.5

Except as otherwise provided by the rights attached to any Shares, Dividends and other distributions may be paid in any currency. The Directors may determine the basis of conversion for any currency conversions that may be required and how any costs involved are to be met.

39.6

The Directors may, before resolving to pay any Dividend or other distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for any purpose of the Company and pending such application may, at the discretion of the Directors, be employed in the business of the Company.

39.7

Any Dividend, other distribution, interest or other monies payable in cash in respect of Shares may be paid by wire transfer to the holder or by cheque or warrant sent through the post directed to the registered address of the holder or, in the case of joint holders, to the registered address of the holder who is first named on the Register of Members or to such person and to such address as such holder or joint holders may in writing direct. Every such cheque or warrant shall be made payable to the order of the person to whom it is sent. Any one of two or more joint holders may give effectual receipts for any Dividends, other distributions, bonuses, or other monies payable in respect of the Share held by them as joint holders.

39.8	No Dividend or other distribution shall bear interest against the Company.

39.9

Any Dividend or other distribution which cannot be paid to a Member and/or which remains unclaimed after six months from the date on which such Dividend or other distribution becomes payable may, in the discretion of the Directors, be paid into a separate account in the Company’s name, provided that the Company shall not be constituted as a trustee in respect of that account and the Dividend or other distribution shall remain as a debt due to the Member. Any Dividend or other distribution which remains unclaimed after a period of six years from the date on which such Dividend or other distribution becomes payable shall be forfeited and shall revert to the Company.

40	Capitalisation

The Directors may at any time capitalise any sum standing to the credit of any of the Company’s reserve accounts or funds (including the share premium account and capital redemption reserve fund) or any sum standing to the credit of the profit and loss account or otherwise available for distribution; appropriate such sum to Members in the proportions in which such sum would have been divisible amongst such Members had the same been a distribution of profits by way of Dividend or other distribution; and apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid. In such event the Directors shall do all acts and things required to give effect to such capitalisation, with full power given to the Directors to make such provisions as they think fit in the case of Shares becoming distributable in fractions (including provisions whereby the benefit of fractional entitlements accrue to the Company rather than to the Members concerned). The Directors may authorise any person to enter on behalf of all of the Members interested into an agreement with the Company providing for such capitalisation and matters incidental or relating thereto and any agreement made under such authority shall be effective and binding on all such Members and the Company.

41	Books of Account

41.1

The Directors shall cause proper books of account (including, where applicable, material underlying documentation including contracts and invoices) to be kept with respect to all sums of money received and expended by the Company and the matters in respect of which the receipt or expenditure takes place, all sales and purchases of goods by the Company and the assets and liabilities of the Company. Such books of account must be retained for a minimum period of five years from the date on which they are prepared. Proper books shall not be deemed to be kept if there are not kept such books of account as are necessary to give a true and fair view of the state of the Company’s affairs and to explain its transactions.

41.2

The Directors shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Members not being Directors and no Member (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by Statute or authorised by the Directors or by the Company in general meeting.

41.3

The Directors may cause to be prepared and to be laid before the Company in general meeting profit and loss accounts, balance sheets, group accounts (if any) and such other reports and accounts as may be required by law.

42	Audit

42.1	The Directors may appoint an Auditor of the Company who shall hold office on such terms as the Directors determine.

42.2

Without prejudice to the freedom of the Directors to establish any other committee, if the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, and if required by the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law, the Directors shall establish and maintain an Audit Committee as a committee of the Directors and shall adopt a formal written Audit Committee charter and review and assess the adequacy of the formal written charter on an annual basis. The composition and responsibilities of the Audit Committee shall comply with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or otherwise under Applicable Law.

42.3

If the Shares (or depositary receipts therefor) are listed or quoted on the Designated Stock Exchange, the Company shall conduct an appropriate review of all related party transactions on an ongoing basis and shall utilise the Audit Committee for the review and approval of potential conflicts of interest.

42.4	The remuneration of the Auditor shall be fixed by the Audit Committee (if one exists).

42.5

If the office of Auditor becomes vacant by resignation or death of the Auditor, or by his becoming incapable of acting by reason of illness or other disability at a time when his services are required, the Directors shall fill the vacancy and determine the remuneration of such Auditor.

42.6

Every Auditor of the Company shall have a right of access at all times to the books and accounts and vouchers of the Company and shall be entitled to require from the Directors and Officers such information and explanation as may be necessary for the performance of the duties of the Auditor.

42.7

Auditors shall, if so required by the Directors, make a report on the accounts of the Company during their tenure of office at the next annual general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an ordinary company, and at the next extraordinary general meeting following their appointment in the case of a company which is registered with the Registrar of Companies as an exempted company, and at any other time during their term of office, upon request of the Directors or any general meeting of the Members.

43	Notices

43.1

Notices shall be in writing and may be given by the Company to any Member either personally or by sending it by courier, post, cable, telex, fax or e-mail to him or to his address as shown in the Register of Members (or where the notice is given by e-mail by sending it to the e-mail address provided by such Member). Notice may also be served by Electronic Communication in accordance with the rules and regulations of the Designated Stock Exchange, the Securities and Exchange Commission and/or any other competent regulatory authority or by placing it on the Company’s Website.

43.2	Where a notice is sent by:

(a)

courier; service of the notice shall be deemed to be effected by delivery of the notice to a courier company, and shall be deemed to have been received on the third day (not including Saturdays or Sundays or public holidays) following the day on which the notice was delivered to the courier;

(b)

post; service of the notice shall be deemed to be effected by properly addressing, pre paying and posting a letter containing the notice, and shall be deemed to have been received on the fifth day (not including Saturdays or Sundays or public holidays in the Cayman Islands) following the day on which the notice was posted;

(c)

cable, telex or fax; service of the notice shall be deemed to be effected by properly addressing and sending such notice and shall be deemed to have been received on the same day that it was transmitted;

(d)

e-mail or other Electronic Communication; service of the notice shall be deemed to be effected by transmitting the e-mail to the e-mail address provided by the intended recipient and shall be deemed to have been received on the same day that it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipient; and

(e)	placing it on the Company’s Website; service of the notice shall be deemed to have been effected one hour after the notice or document was placed on the Company’s Website.

43.3

A notice may be given by the Company to the person or persons which the Company has been advised are entitled to a Share or Shares in consequence of the death or bankruptcy of a Member in the same manner as other notices which are required to be given under the Articles and shall be addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description at the address supplied for that purpose by the persons claiming to be so entitled, or at the option of the Company by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

43.4

Notice of every general meeting shall be given in any manner authorised by the Articles to every holder of Shares carrying an entitlement to receive such notice on the record date for such meeting except that in the case of joint holders the notice shall be sufficient if given to the joint holder first named in the Register of Members and every person upon whom the ownership of a Share devolves by reason of his being a legal personal representative or a trustee in bankruptcy of a Member where the Member but for his death or bankruptcy would be entitled to receive notice of the meeting, and no other person shall be entitled to receive notices of general meetings.

44	Winding Up

44.1

If the Company shall be wound up, the liquidator shall apply the assets of the Company in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Shares, in a winding up:

(a)

if the assets available for distribution amongst the Members shall be insufficient to repay the whole of the Company’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the par value of the Shares held by them; or

(b)

if the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the Company’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the Members in proportion to the par value of the Shares held by them at the commencement of the winding up subject to a deduction from those Shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise.

44.2

If the Company shall be wound up the liquidator may, subject to the rights attaching to any Shares and with the approval of a Special Resolution of the Company and any other approval required by the Statute, divide amongst the Members in kind the whole or any part of the assets of the Company (whether such assets shall consist of property of the same kind or not) and may for that purpose value any assets and determine how the division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like approval, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator, with the like approval, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is a liability.

45	Indemnity and Insurance

45.1

Every Director and Officer (which for the avoidance of doubt, shall not include auditors of the Company), together with every former Director and former Officer (each an “Indemnified Person”) shall be indemnified out of the assets of the Company against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, wilful neglect or wilful default. No Indemnified Person shall be liable to the Company for any loss or damage incurred by the Company as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, wilful neglect or wilful default of such Indemnified Person. No person shall be found to have committed actual fraud, wilful neglect or wilful default under this Article unless or until a court of competent jurisdiction shall have made a finding to that effect.

45.2

The Company shall advance to each Indemnified Person reasonable attorneys’ fees and other costs and expenses incurred in connection with the defence of any action, suit, proceeding or investigation involving such Indemnified Person for which indemnity will or could be sought. In connection with any advance of any expenses hereunder, the Indemnified Person shall execute an undertaking to repay the advanced amount to the Company if it shall be determined by final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification pursuant to this Article. If it shall be determined by a final judgment or other final adjudication that such Indemnified Person was not entitled to indemnification with respect to such judgment, costs or expenses, then such party shall not be indemnified with respect to such judgment, costs or expenses and any advancement shall be returned to the Company (without interest) by the Indemnified Person.

45.3

The Directors, on behalf of the Company, may purchase and maintain insurance for the benefit of any Director or Officer against any liability which, by virtue of any rule of law, would otherwise attach to such person in respect of any negligence, default, breach of duty or breach of trust of which such person may be guilty in relation to the Company.

46	Financial Year

Unless the Directors otherwise prescribe, the financial year of the Company shall end on 31st December in each year and, following the year of incorporation, shall begin on 1st January in each year.

47	Transfer by Way of Continuation

If the Company is exempted as defined in the Statute, it shall, subject to the provisions of the Statute and with the approval of a Special Resolution, have the power to register by way of continuation as a body corporate under the laws of any jurisdiction outside the Cayman Islands and to be deregistered in the Cayman Islands.

48	Mergers and Consolidations

The Company shall have the power to merge or consolidate with one or more other constituent companies (as defined in the Statute) upon such terms as the Directors may determine and (to the extent required by the Statute) with the approval of a Special Resolution.

49	Business Combination

49.1

Notwithstanding any other provision of the Articles, this Article shall apply during the period commencing upon the adoption of the Articles and terminating upon the first to occur of the consummation of a Business Combination and the full distribution of the Trust Account pursuant to this Article. In the event of a conflict between this Article and any other Articles, the provisions of this Article shall prevail.

49.2	Prior to the consummation of a Business Combination, the Company shall either:

(a)	submit such Business Combination to its Members for approval; or

(b)

provide Members with the opportunity to have their Shares redeemed by means of a tender offer for a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of such Business Combination, including interest earned on the Trust Account (which interest shall be net of taxes paid or payable, if any), divided by the number of then issued Public Shares, provided that the Company shall not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchases.

49.3

If the Company initiates any tender offer in accordance with Rule 13e-4 and Regulation 14E of the Exchange Act in connection with a proposed Business Combination, it shall file tender offer documents with the Securities and Exchange Commission prior to completing such Business Combination which contain substantially the same financial and other information about such Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act. If, alternatively, the Company holds a general meeting to approve a proposed Business Combination, the Company will conduct any redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, and not pursuant to the tender offer rules, and file proxy materials with the Securities and Exchange Commission.

49.4

At a general meeting called for the purposes of approving a Business Combination pursuant to this Article, in the event that such Business Combination is approved by Ordinary Resolution, the Company shall be authorised to consummate such Business Combination, provided that the Company shall not consummate such Business Combination unless the Company has net tangible assets of at least US$5,000,001 following the redemptions described below, or any greater net tangible asset or cash requirement that may be contained in the agreement relating to, such Business Combination.

49.5

Any Member holding Public Shares who is not the Sponsor, a Founder, Officer or Director may, in connection with any vote on a Business Combination, elect to have their Public Shares redeemed for cash in accordance with any applicable requirements provided for in the related proxy materials (the “IPO Redemption”), provided that no such Member acting together with any Affiliate of his or any other person with whom he is acting in concert or as a partnership, limited partnership, syndicate, or other group for the purposes of acquiring, holding, or disposing of Shares may exercise this redemption right with respect to more than 15 per cent of the Public Shares in the aggregate without the prior consent of the Company. If so demanded, the Company shall pay any such redeeming Member, regardless of whether he votes on such proposed Business Combination, and if he does vote, regardless of whether he is voting for or against such proposed Business Combination, a per-Share redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the Business Combination, including interest (which interest shall be net of taxes payable) earned on the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then issued Public Shares (such redemption price being referred to herein as the “Redemption Price”) but only in the event that the applicable proposed Business Combination is approved and consummated. The Company shall not redeem Public Shares that would cause the Company’s net tangible assets to be less than US$5,000,001 following such redemptions(the “Redemption Limitation”).

49.6

A Member may not withdraw a Redemption Notice following the deadline for such Redemption Notice unless the Directors determine (in their sole discretion) to permit the withdrawal of such redemption request (which they may do in whole or in part).

49.7

In the event that the Company does not consummate a Business Combination by 24 months from the consummation of the IPO, or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less up to US$100,000 of interest to pay dissolution expenses and which interest shall be net of taxes payable), divided by the number of then Public Shares in issue, which redemption will completely extinguish the rights of the holders of Public Shares as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case, to its obligations under Cayman Islands law to provide for claims of creditors and the requirements of Applicable Law.

49.8	In the event that any amendment is made to the Articles:

(a)

to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination within 24 months from the consummation of the IPO; or

(b)	with respect to any other material provision relating to Members’ rights or pre-Business Combination activity,

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

49.9

A holder of Public Shares shall be entitled to receive distributions from the Trust Account only in the event of an IPO Redemption, a repurchase of Shares pursuant to this Article or a distribution of the Trust Account pursuant to this Article. In no other circumstance shall a holder of Public Shares have any right or interest of any kind in the Trust Account.

49.10

After the issue of Public Shares, and prior to the consummation of a Business Combination, the Company shall not issue additional Shares or any other securities that would entitle the holders thereof to:

(a)	receive funds from the Trust Account; or

(b)	vote on a Business Combination.

49.11

A Director may vote in respect of a Business Combination in which such Director has a conflict of interest with respect to the evaluation of such Business Combination. Such Director must disclose such interest or conflict to the other Directors.

49.12

The Company must complete the Business Combination with one or more operating businesses or assets with a fair market value equal to at least 80 per cent of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting discount held in trust) at the time of signing the agreement to enter into the Business Combination. A Business Combination must not be effectuated solely with another blank cheque company or a similar company with nominal operations

49.13

The Company may enter into a Business Combination with a target business that is Affiliated with the Sponsor, a Founder, a Director or an Officer. In the event the Company seeks to complete a Business Combination with a target that is Affiliated with the Sponsor, a Founder, a Director or an Officer, the Company, or a committee of Independent Directors, will obtain an opinion from an independent investment banking firm or a valuation or appraisal firm that regularly renders fairness opinions on the type of target business the Company is seeking to acquire that such a Business Combination is fair to the Company from a financial point of view.

50	Business Opportunities

50.1

To the fullest extent permitted by Applicable Law, no individual serving as a Director or an Officer (“Management”) shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as the Company. To the fullest extent permitted by Applicable Law, the Company renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for Management, on the one hand, and the Company, on the other. Except to the extent expressly assumed by contract, to the fullest extent permitted by Applicable Law, Management shall have no duty to communicate or offer any such corporate opportunity to the Company and shall not be liable to the Company or its Members for breach of any fiduciary duty as a Member, Director and/or Officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information regarding such corporate opportunity to the Company.

50.2

Except as provided elsewhere in this Article, the Company hereby renounces any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for both the Company and Management, about which a Director and/or Officer who is also a member of Management acquires knowledge.

50.3

To the extent a court might hold that the conduct of any activity related to a corporate opportunity that is renounced in this Article to be a breach of duty to the Company or its Members, the Company hereby waives, to the fullest extent permitted by Applicable Law, any and all claims and causes of action that the Company may have for such activities. To the fullest extent permitted by Applicable Law, the provisions of this Article apply equally to activities conducted in the future and that have been conducted in the past.

Annex J

October 31, 2022

Confidential

Board of Directors

Freedom Acquisition I Corp.

14 Wall Street, 20th Floor

New York, NY 10005

Dear Members of the Board of Directors:

Freedom Acquisition I Corp., a Cayman Islands exempted company limited by shares (which shall migrate to and domesticate as a Delaware corporation prior to the Closing (as defined below)) (“FACT”), has engaged Kroll, LLC (“Duff & Phelps”), operating through its Duff & Phelps Opinions Practice, to provide the board of directors (the “Board of Directors”) of FACT (solely in their capacity as members of the Board of Directors) with a written opinion as to whether the consideration to be paid by FACT (in the form of FACT Common Stock, as defined below, the “Consideration”) to the holders of capital stock of Complete Solar Holding Corporation, a Delaware Corporation (“Complete Solar”), in the aggregate, in connection with the business combination described below (the “Business Combination”) is fair, from a financial point of view, to FACT (this “Opinion”). Capitalized terms used but not defined herein have the meanings set forth in the Business Combination Agreement (defined below).

Description of the Business Combination

It is Duff & Phelps’ understanding that FACT entered into a Business Combination Agreement, dated October 3, 2022 (the “Business Combination Agreement”), by and among FACT, Jupiter Merger Sub I Corp., a Delaware corporation and a wholly owned subsidiary of FACT (“First Merger Sub”), Jupiter Merger Sub II LLC, a Delaware limited liability and a wholly owned subsidiary of FACT (“Second Merger Sub”), Complete Solar, and The Solaria Corporation, a Delaware Corporation (“Solaria”), an indirect wholly owned subsidiary of Complete Solar, pursuant to which, among other things:

1.

Prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), subject to the approval of FACT’s shareholders, and in accordance with the Delaware General Corporation Law, as amended (the “DGCL”), the Cayman Islands Companies Act (As Revised) (the “CICA”) and FACT’s Amended and Restated Memorandum and Articles of Association, FACT will effect a deregistration under the CICA and a domestication under Section 388 of the DGCL (by means of filing a certificate of domestication with the Secretary of State of the State of Delaware), pursuant to which FACT’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). In connection with the Domestication, (i) each of the then issued and outstanding Class A ordinary shares, par value $0.0001 per share, of FACT, will convert automatically, on a one-for-one basis, into a share of FACT common stock, par value $0.0001 per share, which is entitled to one vote per share (“FACT Common Stock”), (ii) each of the then issued and outstanding Class B ordinary shares, par value $0.0001 per share, of FACT, will convert automatically, on a one-for-one basis, into a share of FACT Common Stock;

Board of Directors

Freedom Acquisition I Corp.

October 31, 2022

2.

At the Closing, upon the terms and subject to the conditions thereof, and in accordance with the DGCL, (i) First Merger Sub will merge with and into Complete Solar, with Complete Solar surviving as a wholly owned subsidiary of FACT, (ii) immediately thereafter and as part of the same overall transaction, Complete Solar will merge with and into Second Merger Sub, with Second Merger Sub surviving as a wholly owned subsidiary of FACT, and (iii) immediately thereafter and as part of the same overall transaction, Solaria will merge with and into a newly formed Delaware limited liability company and wholly owned subsidiary of FACT (such subsidiary, “Third Merger Sub”), with Third Merger Sub surviving as a wholly owned subsidiary of FACT;

3.

At the Closing, all outstanding shares of capital stock of Complete Solar and all options and warrants to acquire shares of capital stock of Complete Solar will convert into the right to receive shares of FACT Common Stock; and

4.	At the Closing, FACT will be renamed “Complete Solaria, Inc.” (“Complete Solaria”).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances to enable it to render this Opinion. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of this Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Business Combination Agreement;

b.	The Form of Complete Solar Holding Corporation Note Subscription Agreement included as an exhibit to FACT’s 8-K dated as of October 3, 2022 (the “Note Subscription Agreement”);

c.	Unaudited financial information for Complete Solar for the years ended December 31, 2019, December 31, 2020, and December 31, 2021, and for the year-to-date period ended August 31, 2022;

d.	Unaudited financial information for Solaria for the years ended December 31, 2019, December 31, 2020, and December 31, 2021, and for the year-to-date period ended August 31, 2022;

e.	FACT’s 8-K dated October 3, 2022;

f.	FACT’s S-1 dated February 25, 2021;

g.

FACT’s audited financial statements for the year ended December 31, 2021 filed with the Securities and Exchange Commission (the “SEC”) on Form 10-K and FACT’s unaudited financial statements for the quarter ended June 30, 2022 filed with the SEC on Form 10-Q;

h.

Pro forma capitalization information for Complete Solaria prepared by the management of FACT on the basis of information provided to FACT by the management of Complete Solar and Solaria (the “Complete Solaria Capitalization”), provided to us by the management of FACT and on which we were instructed to rely by the Board of Directors and the management of FACT;

i.

Pro forma financial projections for Complete Solaria for the calendar years 2022 through 2024, prepared by the management of Complete Solar and Solaria, provided to us and approved for our use by the Board of Directors and the management of FACT (the “Financial Projections”); and

j.	The Complete Solaria Investor Presentation dated October 2022;

Board of Directors

Freedom Acquisition I Corp.

October 31, 2022

2.	Discussed the information referred to above and the background and other elements of the Business Combination with representatives of FACT;

3.

Discussed with representatives of FACT, Complete Solar management, and Solaria management the plans and intentions with respect to the management and operation of Complete Solaria following the completion of the Business Combination;

4.	Discussed with representatives of FACT their assessment of the strategic rationale for, and the potential benefits of, the Business Combination;

5.

Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques, including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant and an analysis of target companies in selected transactions that Duff & Phelps deemed relevant; and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions

In performing its analyses and rendering this Opinion with respect to the Business Combination, Duff & Phelps, with the consent of FACT and the Board of Directors:

1.

Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to us from private sources, including FACT, Complete Solar, Solaria and their respective management, including all financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by us, and did not independently verify such information;

2.

Relied upon the fact that the Board of Directors and FACT have been advised by counsel as to all legal matters with respect to the Business Combination, including whether all procedures required by law to be taken in connection with the Business Combination have been duly, validly and timely taken, in all respects that would be material to Duff & Phelps’ analysis;

3.	Relied upon the accuracy and the completeness of the Complete Solaria Capitalization;

4.

Assumed that any estimates, evaluations, forecasts and projections and other pro forma information, including the Financial Projections and the Complete Solaria Capitalization, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person(s) furnishing the same, and Duff & Phelps expresses no opinion with respect to such estimates, evaluations, forecasts and projections and other pro forma information or any underlying assumptions;

5.

Assumed that information supplied by, and representations made by, FACT and Complete Solar and their respective management are accurate regarding FACT, Complete Solar, Solaria, Complete Solaria, and the Business Combination in all respects that would be material to Duff & Phelps’ analysis;

6.	Assumed that the representations and warranties made in the Business Combination Agreement are accurate in all respects that would be material to Duff & Phelps’ analysis;

7.

Assumed that the Convertible Note Financing transactions will be completed in accordance with the terms of the Note Subscription Agreement in all respects that would be material to Duff & Phelps’ analysis;

8.

Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of FACT, Complete Solar, or Solaria since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information

Board of Directors

Freedom Acquisition I Corp.

October 31, 2022

or facts that would make the information reviewed by Duff & Phelps incomplete or misleading in any respect that would be material to Duff & Phelps’ analysis, and relied upon the assurances of FACT with regard thereto;

9.

Assumed that all of the conditions required to implement the Business Combination will be satisfied and that the Business Combination will be completed in accordance with the Business Combination Agreement without any material amendments thereto or any material waivers of any terms or conditions thereof;

10.

Assumed that the consummation of the Business Combination will comply in all respects with all applicable foreign, federal, state and local statutes, rules and regulations in all respects that would be material to Duff & Phelps’ analysis and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Business Combination will be obtained without any adverse effect, that would be material to Duff & Phelps’ analysis, on FACT, Complete Solar, Solaria, Complete Solaria, or the contemplated benefits expected to be derived in the Business Combination; and

11.

Assumed a value of $10.00 per share of FACT Common Stock in calculating the value of such shares, with such $10.00 value being based on FACT’s nature as a special purpose acquisition company, FACT’s initial public offering and FACT’s approximate cash per outstanding share of FACT Common Stock (excluding, for the avoidance of doubt, the dilutive impact of founder shares any public warrants, private warrants or other rights).

To the extent that any of the foregoing assumptions, representations or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.

Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Business Combination.

Qualifications

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof.

Duff & Phelps did not evaluate the solvency of FACT, Complete Solar, Solaria, or Complete Solaria or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent, derivative, off-balance sheet or otherwise), nor were we furnished with any such appraisals. Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Business Combination, the assets, businesses or operations of FACT, Complete Solar, Solaria, Complete Solaria, or any alternatives to the Business Combination; (ii) negotiate the terms of the Business Combination; or (iv) advise FACT, the Board of Directors or any other party with respect to alternatives to the Business Combination.

Duff & Phelps is not expressing any view or rendering any opinion regarding the tax consequences of the Business Combination or any portion thereof to FACT, Complete Solar, Solaria, Complete Solaria or their respective shareholders.

Duff & Phelps is not expressing any opinion as to the market price or value of FACT Common Stock or the equity of Complete Solar, Solaria, or Complete Solaria (or anything else) either before or after the announcement or the consummation of the Business Combination or how any such shares may trade at any time. This Opinion

Board of Directors

Freedom Acquisition I Corp.

October 31, 2022

should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of FACT’s, Complete Solar’s, Solaria’s, or Complete Solaria’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature of any compensation to any of FACT’s, Complete Solar’s, Solaria’s, or Complete Solaria’s officers, directors, or employees, or any class of such persons, relative to the Consideration, or with respect to the fairness of any such compensation.

Limiting Conditions

This Opinion is furnished for the use and benefit of the Board of Directors in connection with their consideration of the Business Combination. Duff & Phelps has consented to the inclusion of the Opinion in its entirety in the proxy statement and any other filing FACT is required to make with the SEC in connection with the Business Combination if such inclusion is required by applicable law.

This Opinion (i) does not address the merits of the underlying business decision to enter into the Business Combination versus any alternative strategy or transaction; (ii) does not address or express any view on any transaction or arrangement related to the Business Combination, including, without limitation, the Convertible Note Financing transactions; (iii) is not a recommendation as to how FACT, the Board of Directors or any stockholder or equity holder of FACT, Complete Solar, Solaria, or Complete Solaria, or any other party should vote or act with respect to any matters relating to the Business Combination, or whether to proceed with the Business Combination or any related transaction; and (iv) does not indicate that the Consideration to be paid by FACT is the best possibly attainable by FACT under any circumstances; instead, it merely states whether the Consideration is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Business Combination or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Except for the Opinion expressed herein, Duff & Phelps does not express any view or opinion as to (i) any other term, aspect or implication of (a) the Business Combination (including, without limitation, the form or structure of the Business Combination or any portion thereof) or the Business Combination Agreement or (b) any other agreement, transaction document or instrument contemplated by the Business Combination Agreement or to be entered into or amended in connection with the Business Combination, including, without limitation, Convertible Note Financing transactions; or (ii) the fairness, financial or otherwise, of the Business Combination to, or of any consideration to be paid to or received by, the holders of any class of securities of FACT, Complete Solar, Solaria, or Complete Solaria (including, without limitation, the fairness or the potential dilutive or other effects of the Business Combination).

This Opinion does not in any way address proportionate allocation or relative fairness (including, without limitation, the allocation of any consideration among or within any classes or groups of security holders or other constituents of FACT, Complete Solar, Solaria, Complete Solaria or any other party). Duff & Phelps also does not address, or express a view with respect to, any acquisition of control or effective control of Complete Solar, Solaria, or Complete Solaria by any stockholder or group of stockholders of Complete Solar, Solaria, or Complete Solaria (including, without limitation, any voting, control, consent rights or similar rights, preferences or privileges as among or in comparison to any classes or groups of security holders or other constituents of FACT, Complete Solar, Solaria, Complete Solaria or any other party).

Board of Directors

Freedom Acquisition I Corp.

October 31, 2022

This Opinion does not in any way address the appropriate capital structure of Complete Solaria, whether Complete Solaria should be issuing debt or equity securities or a combination of both in the Business Combination, or the form, structure or any aspect or terms of any debt or equity financing for the Business Combination (including, without limitation, the Convertible Note Financing transactions) or the likelihood of obtaining such financing, or whether or not FACT, Complete Solar, Solaria, Complete Solaria, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Business Combination.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter between Duff & Phelps and FACT, dated October 2, 2022 (the “Engagement Letter”). The use and disclosure of this Opinion is strictly limited in accordance with the terms set forth in the Engagement Letter.

Disclosure of Prior Relationships

Duff & Phelps has been engaged by FACT and will receive a fee for its services. No portion of Duff & Phelps’ fee is refundable or contingent upon the conclusion expressed in this Opinion. Pursuant to the terms of the Engagement Letter, a portion of such fee is payable upon delivery of this Opinion and a portion is payable upon and subject to the closing of the Business Combination. In addition, FACT has agreed to indemnify Duff & Phelps and certain related parties against certain liabilities, and to reimburse Duff & Phelps for certain expenses, arising in connection with or as a result of its engagement. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Business Combination for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Duff & Phelps may seek to provide FACT, Complete Solar, Solaria, Complete Solaria and their respective affiliates and equity holders with financial advisory and other services unrelated to the Business Combination in the future, for which services Duff & Phelps would expect to receive compensation.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that, as of the date hereof, the Consideration to be paid by FACT to the holders of capital stock of Complete Solar, in the aggregate, in connection with the Business Combination pursuant to the Business Combination Agreement is fair, from a financial point of view, to FACT.

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps Opinions Practice

Kroll, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. FACT’s amended and restated memorandum and articles of association provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. FACT has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures FACT against its obligations to indemnify its officers and directors.

FACT’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to FACT and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by FACT if (i) FACT have sufficient funds outside of the Trust Account or (ii) FACT consummates an initial business combination.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling FACT pursuant to the foregoing provisions, FACT have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 21. Exhibits and Financial Statement Schedules

Incorporated by Reference
Exhibit No.	Description	Schedule/ Form	File Number	Filing Date	Exhibit

2.1*	Business Combination Agreement, dated as of October 3, 2022, by and among Freedom Acquisition I Corp., Jupiter Merger Sub I Corp., Jupiter Merger Sub II LLC, Complete Solar Holding Corporation, and The Solaria Corporation (attached to the proxy statement/prospectus, which forms part of this registration statement, as Annex A)

2.2*	First Amendment to Business Combination Agreement, dated as of December 26, 2022, by and among Freedom Acquisition I Corp., Jupiter Merger Sub I Corp., Jupiter Merger Sub II LLC, and Complete Solaria, Inc. (attached to the proxy statement/prospectus, which forms part of this registration statement, as Annex A-1)

2.3*	Second Amendment to Business Combination Agreement, dated as of January 17, 2023, by and among Freedom Acquisition I Corp., Jupiter Merger Sub I Corp., Jupiter Merger Sub II LLC, Complete Solar Holding Corporation, and Complete Solaria, Inc. (attached to the proxy statement/prospectus, which forms part of this registration statement, as Annex A-2)

		Incorporated by Reference
Exhibit No.	Description	Schedule/ Form	File Number	Filing Date	Exhibit

2.4	Agreement and Plan of Merger, dated as of October 3, 2022, by and between Complete Solar Holding Corporation, Complete Solar Midco, LLC, Complete Solar Merger Sub, Inc., The Solaria Corporation, and Fortis Advisors LLC	S-4	333-269674	February 10, 2023	2.4

3.1	Amended and Restated Memorandum and Articles of Association of Freedom Acquisition I Corp.	8-K	001-40117	March 2, 2021	3.1

3.2	Amendment to Amended and Restated Memorandum and Articles of Association of Freedom Acquisition I Corp.	8-K	001-40117	March 1, 2023	3.1

3.3	Form of Certificate of Incorporation of New Complete Solaria (attached to the proxy statement/prospectus, which forms part of this registration statement, as Annex B)

3.4	Form of Bylaws of New Complete Solaria (attached to the proxy statement/prospectus which forms part of this registration statement as Annex C)

3.5**	Form of Certificate of Domestication of the Registrant, to be filed with the Secretary of State of the State of Delaware

4.1	Specimen Unit Certificate	S-1	333-252940	February 10, 2021	4.1

4.2	Specimen Class A Ordinary Share Certificate	S-1	333-252940	February 10, 2021	4.2

4.3	Specimen Warrant Certificate	S-1	333-252940	February 10, 2021	4.3

4.4	Warrant Agreement, dated February 25, 2021, by and between Freedom Acquisition I Corp. and Continental Stock Transfer & Trust Company, as warrant agent	8-K	001-40117	March 2, 2021	4.1

4.5	Form of Amended and Restated Registration Rights Agreement (attached to the proxy statement/prospectus, which forms part of this registration statement, as Annex F)

5.1**	Legal Opinion of Paul Hastings LLP as to the validity of the securities being registered

8.1	Tax Opinion of Paul Hastings LLP

10.1	Form of Lock-Up Agreement from certain of shareholders, officers, and directors of Freedom Acquisition I Corp. and Complete Solaria, Inc.	S-4	333-269674	February 10, 2023	10.1

10.2	Sponsor Support Agreement, dated as of October 3, 2022 (attached to the proxy statement/prospectus, which forms part of this registration statement, as Annex E)

10.3	Company Stockholder Support Agreement, dated as of October 3, 2022	8-K	001-40117	October 4, 2022	10.3

		Incorporated by Reference
Exhibit No.	Description	Schedule/ Form	File Number	Filing Date	Exhibit

10.4	Form of Convertible Notes Agreement (attached to the proxy statement/prospectus, which forms part of this registration statement, as Annex D)

10.5	Form of Complete Solaria, Inc. 2023 Incentive Equity Plan (attached to the proxy statement/prospectus which forms part of this registration statement as Annex G)

10.6	Form of Complete Solaria, Inc. 2023 Employee Stock Purchase Plan (attached to the proxy statement/prospectus which forms part of this registration statement as Annex H)

10.7	Letter Agreement, dated February 25, 2021, among Freedom Acquisition I Corp. and its officers and directors and Freedom Acquisition I LLC	S-4	333-269674	February 10, 2023	10.7

10.8	Investment Management Trust Agreement, dated February 25, 2021, between Freedom Acquisition I Corp. and Continental Stock Transfer & Trust Company, as trustee	8-K	001-40117	March 2, 2021	10.2

10.9	Amendment to Investment Management Trust Agreement, dated February 28, 2023, between Freedom Acquisition I Corp. and Continental Stock Transfer & Trust Company, as trustee.	8-K	001-40117	March 1, 2023	10.1

10.10	Administrative Services Agreement, dated February 25, 2021, between the Freedom Acquisition I Corp and Freedom Acquisition I LLC	8-K	001-40117	March 2, 2021	10.4

10.11	Private Placement Warrants Purchase Agreement, dated December 2, 2020, between Freedom Acquisition I Corp. and Freedom Acquisition I LLC	8-K	001-40117	March 2, 2021	10.5

10.12	Promissory Note, dated April 1, 2022, issued by Freedom Acquisition I Corp. to Freedom Acquisition I LLC	8-K	001-40117	April 1, 2022	10.1

10.13	Amendment to Letter Agreement, dated June 6, 2022, by and among Freedom Acquisition I Corp., Freedom Acquisition LLC, LVS III SPE XLIII LP and certain individuals party thereto	8-K	001-40117	June 8, 2022	10.1

10.14	Promissory Note dated June 6, 2022, issued by Freedom Acquisition I Corp. to Freedom Acquisition I LLC	8-K	001-40117	June 8, 2022	10.2

10.15	Promissory Note dated December 14, 2022, issued by Freedom Acquisition I Corp. to Tidjane Thiam, Adam Gishen, Abhishek Bhatia and Edward Zeng	8-K	001-40117	December 14, 2022	10.1

10.16	Promissory Note dated February 28, 2023, issued by Freedom Acquisition I Corp. to Freedom Acquisition I LLC	8-K	001-40117	March 2, 2023	10.1

10.17	Bishop Ranch –Building Lease Part I and Bishop Ranch –Building Lease Part II dated October, 3 2018, as amended March 31, 2020	S-4	333-269674	February 10, 2023	10.15

		Incorporated by Reference
Exhibit No.	Description	Schedule/ Form	File Number	Filing Date	Exhibit

10.18**	Form of Consent of Holders of Class B Ordinary Shares of Freedom Acquisition I Corp.

10.19**+	Amended and Restated Channel Agreement dated November 27, 2017, as amended, by and between Sunrun Inc. and Complete Solar

10.20**+	Distribution Agreement dated as of January 2, 2019, by and between Solaria and Consolidated Electrical Distributors, Inc. doing business as CED Greentech.

10.21**+	Mosaic Dealer Agreement, dated January 24, 2017, by and among Complete Solar, Inc. and Solar Mosaic, Inc.

23.1	Consent of Marcum LLP

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Complete Solaria, Inc.

23.3	Consent of Deloitte & Touche LLP, independent registered public accounting firm of the Solaria Corporation

23.4**	Consent of Maples

23.5**	Consent of Paul Hastings LLP (included in Exhibits 5.1 and 8.1 hereto)

24.1	Power of Attorney (included on the signatures page to the proxy statement/prospectus which forms part of this registration statement)	S-4	333-269674	February 10, 2023	24.1

99.1**	Form of Proxy Card (attached to the proxy statement/prospectus which forms part of this registration statement as Annex K)

99.2	Consent of Duff & Phelps

99.3	Consent of Thurman J. Rodgers	S-4	333-269674	February 10, 2023	99.3

99.4	Consent of William J. Anderson	S-4	333-269674	February 10, 2023	99.4

99.5	Consent of Devin Whatley	S-4	333-269674	February 10, 2023	99.5

99.6	Consent of Tidjane Thiam	S-4	333-269674	February 10, 2023	99.6

99.7	Consent of Adam Gishen	S-4	333-269674	February 10, 2023	99.7

99.8	Consent of Ronald Pasek

107	Filing Fee Table	S-4	333-269674	February 10, 2023	107

*	Schedule and exhibits to this Exhibit omitted pursuant to Item 601(b)(2) of Regulation S-K. The Registrant agrees to furnish a copy of any omitted schedule or exhibit to the SEC upon request.
**	To be filed by amendment.
+	Portions of this exhibit have been omitted in accordance with Item 601 of Regulation S-K.

Item 22. Undertakings

The undersigned Registrant hereby undertakes:

(a)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(d)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications,

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by them is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

The registrant undertakes that every prospectus: (1) that is filed pursuant to the immediately preceding paragraph, or (2) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on the 27th day of April, 2023.

FREEDOM ACQUISITION I CORP.

By:	/s/ ADAM GISHEN
Name: Adam Gishen
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ TIDJANE THIAM Tidjane Thiam	Executive Chairman	April 27, 2023

/S/ ADAM GISHEN Adam Gishen	Chief Executive Officer (Principal Executive Officer and Principal Financial Officer and Principal Accounting Officer)	April 27, 2023

/S/* Edward Zeng	Director	April 27, 2023

/S/* Noreen Doyle	Director	April 27, 2023

/S/* William Janetschek	Director	April 27, 2023

/S/* Nell Cady-Kruse	Director	April 27, 2023

*By:	/S/ ADAM GISHEN Adam Gishen Attorney-in-fact